Form 20-F
period 2010-12-31
DAQO NEW ENERGY CORP.
filed 2011-05-13
CIK 1477641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-34602

DAQO NEW ENERGY CORP.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

666 Longdu Avenue

Wanzhou, Chongqing F4 40400

The People’s Republic of China

(Address of principal executive offices)

Jimmy Y. Lai

Tel: +(86 23) 6486 6666

Fax: +(86 23) 6486 6688

666 Longdu Avenue

Wanzhou, Chongqing F4 40400

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
American depositary shares, each representing five ordinary shares	New York Stock Exchange
Ordinary shares, par value US$0.0001 per share	New York Stock Exchange*
*	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 175,714,103 ordinary shares, par value US$0.0001 per share, as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our” and “Daqo Cayman” refer to Daqo New Energy Corp., its subsidiaries and its variable interest entity;

•	“ADSs” refers to our American depositary shares, each of which represents five ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share; and

•

“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and “Euro” refers to the legal currency of the European Union.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our business and operating strategies;

•	our expansion and capital expenditure plans;

•	our operations and business prospects;

•	our financial condition and results of operations;

•	the industry regulatory environment as well as the industry outlook generally;

•	future developments in the polysilicon manufacturing and photovoltaic and semiconductor industries; and

•	government subsidies and economic incentives for solar energy application.

This annual report on Form 20-F also contains estimates, projections and statistical data related to the polysilicon markets and photovoltaic industry in several countries, including China. This market data speaks as of the date it was published and includes projections that are based on a number of assumptions and are not representations of fact. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by U.S. federal securities law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report, completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statement of operations for our company for the three years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations for the period from November 22, 2007, the date of our inception, to December 31, 2007 and our consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this annual report. We have consolidated Daqo New Material’s financial statements in ours since July 1, 2008 because under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we are deemed to be Daqo New Material’s primary beneficiary for accounting purposes and Daqo New Material is considered our “variable interest entity” starting from July 1, 2008.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes, and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results to be expected in any future period.

The following table also presents the selected consolidated statements of operations for Daqo New Material (our predecessor business) for the period from November 16, 2006, the date of its inception, to December 31, 2006, for the year ended December 31, 2007 and for the period from January 1, 2008 to June 30, 2008, which are derived from Daqo New Material’s audited financial statements which are not included in this annual report. Our predecessor business’s financial statements are prepared and presented in accordance with U.S. GAAP.

	Predecessor Business			Daqo Cayman
	Period from November 16, 2006 to December 31,	Year Ended December 31,	Period from January 1, 2008 to June 30,	Period from November 22, 2007 (inception) to December 31,	Year Ended December 31,
	2006	2007	2008	2007	2008	2009	2010
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$—	$—	$—	$—	$56,638	$111,193	$242,686
Cost of revenues	—	—	—	—	(19,392)	(69,252)	(136,484)

Gross profit	—	—	—	—	36,976	41,942	106,202
Operating expenses(1)	(490)	(1,053)	(1,902)	(48)	(9,764)	(5,518)	(13,695)

(Loss) income from operations	(490)	(1,053)	(1,902)	(48)	27,212	36,424	92,507
(Loss) income before income taxes	(486)	(978)	(1,718)	(48)	23,454	30,176	81,985
Income tax benefit (expense)	160	207	428	—	(1,602)	(240)	(12,837)

Net (loss) income	(326)	(771)	(1,289)	(48)	21,852	29,936	69,148
Less: income (loss) attributable to noncontrolling interest	(326)	(771)	(1,289)	—	327	(899)	577

Net (loss) income attributable to Daqo New Energy Corp. shareholders	$—	$—	$—	$(48)	$21,525	$30,835	$68,571

Earnings (loss) per share, basic and diluted	$—	$—	$—	$(0.00)	$0.22	$0.29	$0.46

Note: (1)	Includes share-based compensation expenses in the amount of $0.3 million and $1.6 million for the year ended December 31, 2009 and 2010.

	Daqo Cayman
	Period from November 22, 2007 (inception) to December 31,	Year Ended December 31,
	2007	2008	2009	2010
	(in thousands, except for unit cost)
Other Financial and Operating Data:
Polysilicon production volume (in MT)	—	291	1,523	3,771
Polysilicon sales volume (in MT)	—	237	1,498	3,650
Unit cost of polysilicon sold (in $/kg)	—	81.7	43.9	31.3

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	Daqo Cayman
	As of December 31,
	2007	2008	2009	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$—	$3,304	$81,414	$203,636
Restricted cash	—	20,430	8,810	64
Property, plant and equipment, net	—	314,507	399,985	399,558
Total assets	$—	$350,105	$523,923	$650,971
Short-term borrowings, including current portion of long-term borrowings	$—	$10,389	$43,826	$71,601
Long-term borrowings	—	84,299	144,936	83,001
Total liabilities	48	279,052	287,829	254,548
Mezzanine equity	—	—	55,603	—
Total Daqo New Energy Corp. shareholders’ (deficit) equity	(48)	22,042	52,496	263,481
Noncontrolling interest	—	49,011	127,996	132,942

Total (deficit) equity	(48)	71,053	180,492	396,423

Total liabilities and equity	$—	$350,105	$523,923	$650,971

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues, costs of revenues and operating expenses are denominated in Renminbi. We use U.S. dollars as our reporting currency in our financial statements and in this annual report. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the People’s Bank of China. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of changes in equity. In other parts of this annual report, any Renminbi denominated amounts are accompanied by translations. Transactions in Renminbi are recorded at the rates of exchange prevailing when the transactions occur. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi to U.S. dollars were made at RMB6.6000 to $1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2010. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 29, 2011, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4900 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per $1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5520	6.5965
March	6.5483	6.5645	6.5483	6.5743
April	6.4900	6.5269	6.5477	6.4900

Source: Federal Reserve Statistical Release

Note: (1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

Our future growth and profitability depend on the demand for photovoltaic products and the development of photovoltaic technologies.

The solar industry is at a relatively early stage of development, and the extent of acceptance of photovoltaic products is uncertain. The photovoltaic industry does not have data as far back as the semiconductor industry or other more established industries, for which trends can be assessed more reliably from data gathered over a longer period of time. Demand for photovoltaic products may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of photovoltaic technology and demand for photovoltaic products, including:

•	decreases in government subsidies and incentives to support the development of the photovoltaic industry;

•	relative cost-effectiveness, performance and reliability of photovoltaic products compared to conventional and other renewable energy sources and products;

•	success of other alternative energy sources, such as wind power, hydroelectric power and biofuel;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	the ability of photovoltaic product manufacturers to finance their business operations, expansions and other capital expenditures;

•	capital expenditures by end users of photovoltaic products, which tend to decrease when the economy slows down; and

•	deregulation or other regulatory actions affecting the electric power industry and the broader energy industry.

In the event that demand for solar products does not expand as we expect or photovoltaic technologies do not develop in a manner that increases the demand for polysilicon, our future growth and profitability will be materially and adversely affected.

Global supply for polysilicon has exceeded and may continue to exceed demand, which could cause polysilicon prices to decline and materially and adversely affect our profitability.

Our polysilicon sales prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and continue to expand capacities in order to achieve economies of scale. However, the global economic slowdown, the crisis in the global financial markets and the significant decrease in global petroleum prices since their peak in mid-2008 have reduced or delayed the general demand for photovoltaic products. If the demand continues to decline or if our customers delay their orders, we may not be able to sell our polysilicon at desirable prices, or at all. In late 2008 and 2009, newly available polysilicon supply and slowed global photovoltaic market growth resulted in an excess supply of polysilicon, which led to a significant decline in polysilicon prices. The declining polysilicon prices had a negative impact on our revenues in 2009. As a result of the significant decline of market price for polysilicon, we had to significantly lower the selling price of our polysilicon in 2009. The global photovoltaic demand increased substantially in the second half of 2010 and, as a result, the demand for polysilicon increased as well. Consequently, polysilicon prices ceased to decline in the middle of 2010 and rose mildly in the second half of 2010. If we experience further decline in demand in the future, or if prices decrease and we are unable to lower our costs in line with the price decline, our operating margins will be reduced and our financial condition and results of operations may be materially and adversely affected.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced polysilicon manufacturing in July 2008. Several of our senior management and key employees have worked together at our company for only a relatively short period of time. Our future success will depend on our ability to expand our manufacturing capacity significantly beyond its current level and further expand our customer base. To address these risks, we must, among other things, continue to respond to competition and volatile market developments, attract, retain and motivate qualified personnel, implement and successfully execute expansion plans and improve our technologies. We cannot assure you that we will be successful in addressing such risks.

Although we were profitable in 2009 and 2010, we cannot assure you that our results of operations will not be adversely affected in the future. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. Our business model, technology and ability to achieve satisfactory manufacturing yields for polysilicon at higher volumes are unproven. Compared to companies with a long and well-established operating history and companies operating in less volatile sectors, our results of operations are more susceptible to the impact of adverse operating environment and supply and demand risks.

Our revenues and results of operations have fluctuated and are likely to fluctuate in the future.

Fluctuations of our revenues and results of operations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others, fluctuation in the global average selling prices of photovoltaic products, fluctuation in the volume of our products shipped, changes in end-user demand for the photovoltaic products manufactured and sold by us or our customers, the gain or loss of significant customers, the availability of governmental subsidies or financial support and changes in prices of our electricity, raw material or labor costs. For example, our profits may decline in the upcoming quarters if one or more of these factors occur. Furthermore, wafers, cells and modules traditionally had lower profit margins than polysilicon and we may need to price aggressively to gain market share or remain competitive in these new businesses, which may further reduce our profit margins and cause our financial results to fluctuate from time to time.

Therefore, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in China.

Alternative technologies in cell manufacturing may reduce the demand for polysilicon.

The vast majority of silicon-based photovoltaic cell manufacturers use chunk or granular polysilicon. However, alternative technologies have been commercialized. One such technology, thin-film cell production, uses little to no silicon in the production of solar cells. Thin-film solar cells are currently less costly to produce than silicon-based solar cells. Significant expansion of thin-film solar cell production has been announced which may put pressure on the entire value chain of silicon-based solar cell production. This expansion may in turn restrict the market for silicon-based solar cells, which would reduce the demand for our polysilicon. If the demand for polysilicon is adversely affected by increased demand for, and improvements to, alternative technologies, our revenues and results of operations could be materially and adversely affected.

Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, which exposes us to a number of risks and uncertainties.

Our future success depends on our ability to significantly increase both polysilicon production capacity and output. If we fail to do so, we may not be able to benefit from economies of scale to reduce our costs per kilogram of polysilicon, to meet our obligations under supply agreements, to maintain our competitive position or to improve our profitability. Our ability to establish additional production capacity and increase output is subject to significant risks and uncertainties, including:

•

the need to raise significant additional funds to purchase additional production equipment or to build additional manufacturing facilities, which we may not be able to obtain on commercially viable terms or at all;

•	cost overruns and delays as a result of a number of factors, many of which are beyond our control, such as increases in the price of electricity or problems with equipment delivery;

•	delays or denial of required approvals by relevant government authorities;

•	failure to obtain production inputs in sufficient quantities or at acceptable cost;

•	significant diversion of management’s attention and other resources; and

•	failure to execute our expansion plan effectively.

We plan to expand downstream to become a vertically integrated photovoltaic manufacturer and we may not be successful in this new endeavor, which could adversely affect our results of operations and financial condition.

We plan to become a vertically integrated photovoltaic manufacturer by entering into the wafer manufacturing business, ramping up our module manufacturing business and potentially entering into the cell manufacturing business in the future. Our ability to successfully implement our expansion strategy is subject to various risks and uncertainties, including:

•	our lack of experience in these new businesses and inability to recruit experienced personnel;

•	the need to raise additional funds to finance our new business operation which we may be unable to obtain on reasonable terms or at all;

•	cost overruns, potential delays, equipment problems or other execution difficulties in our manufacturing facility construction;

•	our possible lack of ability to compete in these new businesses; and

•	potential competition with our downstream customers as a result of our entrance into these new businesses.

If we are unable to manage these risks and successfully implement our expansion plans, our future results of operations may be material and adversely affected.

The reduction in or elimination of government subsidies and economic incentives for solar energy applications could cause demand for our products and our revenues to decline.

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power substantially exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, in 2008, Spain set a cap of 500 megawatts for feed-in tariffs for solar power in 2009, and, in 2010, Spain announced its plan to cut the subsidized electricity prices paid to new photovoltaic solar power plants by up to 45%, both of which are expected to significantly reduce installations of new solar energy projects in the country. In 2009, the German government reduced solar feed-in tariffs by 9%. In July 2010, Germany implemented a further reduction in solar feed-in tariffs of 16% for rooftop systems, 15% for farmland and 11% for spaces such as former military or industrial sites. Such actions may result in a significant fall in the demand for photovoltaic products. In addition, government financial support of photovoltaic products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful in certain other countries. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the photovoltaic industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

We operate in an increasingly competitive market and we may not be able to compete successfully with competitors who have greater resources than us.

The photovoltaic market is expected to become increasingly competitive. Our competitors include international polysilicon and wafer manufacturers, such as Hemlock, Wacker, OCI, REC, MEMC, M.Setek, Green Energy Technology and Sino-American Silicon and Chinese domestic polysilicon and wafer manufacturers, such as GCL-Poly, China Silicon Corporation, Sichuan Xinguang Silicon Science and Technology, LDK Solar, ReneSola, JinkoSolar and Comtec Solar Systems. In addition, many solar cell and module manufacturers, including some of our existing and potential customers, have established or have announced the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales or even reduce our sales to our existing customers. As we execute our vertical integration strategy, we expect to face competition from local and international manufacturers, such as SunPower, Suntech Power, Solarfun and Canadian Solar and integrated photovoltaic product manufacturers such as Yingli Green Energy, SolarWorld, and Trina Solar. Many of our competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. In addition, before we fully ramp up our wafer and module manufacturing facilities, the production cost of our wafers and modules will not be competitive to those of our competitors due to our relatively small production scale. Our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of polysilicon than we can. Failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

We depend on a limited number of customers and sales contracts for a significant portion of our revenues and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in our revenues.

In 2009 and 2010, our top three customers in aggregate accounted for approximately 53.6% and 29.1% of our total revenues, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

•	reduction, delay or cancellation of orders from one or more of our significant customers, thus having a material and adverse effect on our results of operations and financial condition;

•	loss of one or more of our significant customers and failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

If we are unable to manage our growth effectively, our business and financial results may be adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management efforts and skills and require significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results. Moreover, even if we do expand our polysilicon manufacturing capacity and our wafer and module businesses as planned, we may be unable to generate sufficient customer demand for our photovoltaic products to support our increased production levels or successfully integrate our polysilicon, wafer and module manufacturing businesses to achieve operational efficiency, which could adversely affect our business and results of operations.

We expect to experience increased costs as a result of the construction of our Phase 2 facilities. See “Item 4. Information on the Company—B. Business Overview—Manufacturing Capacity.” Before our production facilities become fully operational, we will need to make substantial payments for the installation of machinery and equipment, the training of personnel and other related expenses. A significant portion of these payments will be made prior to any revenues being realized from the expansion project. If we cannot complete our expansion plans on a timely basis or increase production yields in our facilities in accordance with our plan, we may not be able to achieve lower costs per unit of production, which would decrease our margins and lower our profitability.

Polysilicon production is energy-intensive and if our energy costs rise or if our electricity and other utility supplies are disrupted, our results of operations will be materially and adversely affected.

The polysilicon production process, particularly the modified Siemens process that we use, is highly dependent on a constant supply of electricity and other utilities, such as steam, natural gas and water, to maintain the optimal conditions for polysilicon production. If electricity or other utility supplies are not maintained at the desired level, we may experience significant delays in the production of polysilicon. In the past, there were shortages in electricity supply in various regions across China, especially during peak seasons, such as in the summer. In addition, the uncommon cold weather in China in the winter of 2009 resulted in a surging natural gas demand, which in turn caused severe gas shortage in many regions, including Chongqing, where substantially all our polysilicon manufacturing facilities are located. The local governmental authorities in the worst-hit areas took measures to reduce or restrict the amount of natural gas supplied to non-residential users. We primarily use natural gas for our in-house steam production and steam is critical for our manufacturing process. Although the natural gas shortage did not directly affect our operations, if the shortage becomes more severe in the future, our natural gas supply may be reduced or suspended, which would significantly disrupt our manufacturing process. In addition to shortages, we are subject to potential risks of interruptions in energy supply due to power outage, equipment failure, weather conditions or other causes which could force us to cease production for a prolonged period of time. In the event that electricity or other utility supplies to our manufacturing facilities are disrupted, our business, results of operations and financial condition could be materially and adversely affected.

Even if we have access to sufficient sources of electricity and other utilities, any significant increase in the costs of utilities could adversely affect our profitability, as we consume substantial amounts of electricity and other utilities in our manufacturing process. If electricity and other utility costs were to rise, our results of operations could be materially and adversely affected.

The full implementation of the closed loop system by other polysilicon manufacturers has diminished and may continue to diminish our competitive advantages provided by this system.

We have implemented the modified Siemens process in a completely closed loop system. We believe we are one of the few China-based polysilicon manufacturers that have fully implemented the closed loop system in the polysilicon production process. Compared to the open loop system, the closed loop system uses raw materials more efficiently, requires less electricity and produces less pollution. Although the closed loop system has lower manufacturing costs than the open loop system, manufacturing facilities based on the open loop system can be built within a shorter period time with less initial capital investment for equipment. Most of polysilicon manufacturing facilities in China were traditionally built based on the open loop system. However, as the polysilicon market may face downward pricing pressure from time to time, we believe that an increasing number of China-based manufacturers are converting their open loop system to the closed loop system and some of them have completed such conversion. The full implementation of the closed loop system by other polysilicon manufacturers has diminished and may continue to diminish our competitive advantages provided by this system.

We need a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when needed, our growth prospects and future profitability may be materially and adversely affected.

We need a significant amount of cash to fund our operations. In particular, we will need substantial additional funding to finance our expansion of polysilicon and module production capacities, our establishment of wafer business and our working capital requirements and to repay any short-term or long-term bank borrowings when due. We will also need cash resources to fund our research and development activities in order to remain competitive on cost and technology. In the past, we relied in part on long-term bank borrowings and advance payments from customers to finance our working capital requirements. However, we expect that we may not be able to obtain a substantial amount of, or any, advance payments from customers in the future as the photovoltaic markets become increasingly competitive. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. We expect to incur additional debt in the future. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry;

•	economic, political and other conditions in China and elsewhere; and

•	development and duration of the current global economic slowdown and financial market crisis.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially and adversely affected.

Our current indebtedness could adversely affect our business, financial condition and results of operations.

As of December 31, 2010, we had outstanding borrowings of $154 million with a weighted average floating interest rate of 5.86%, and we expect to incur additional debt in the future. We borrowed the majority of these bank loans from China Construction Bank, Wanzhou Branch with guarantees from Daqo Group, an affiliated company of ours. We cannot assure you that we will be able to renew these borrowings when they become due or to obtain other loans or credits from other banks or other lenders on the terms satisfactory to us or at all to satisfy the substantial capital expenditure requirements associated with our capacity expansion, whether on our own or with the continuing support from Daqo Group. In addition, this level of indebtedness could have an adverse effect on our future operations, including, among other things: (1) reducing the availability of our cash flow to fund our working capital, capital expenditures or other general corporate purposes as a result of interest or principal payments; (2) subjecting us to the risk of interest rate increases on our indebtedness which bears floating interest rates; and (3) placing us at a competitive disadvantage compared to our competitors that have less debt or are otherwise less leveraged. Any of these factors could have a material and adverse effect on our business, financial condition and results of operations.

We plan to enter into the downstream wafer manufacturing business and we may not be successful in this new endeavor, which may adversely affect our business expansion strategies and harm our financial condition and results of operations.

We plan to expand into the wafer production business, which we believe will enable us to capture greater revenue opportunities and diversify business risks. Our ability to successfully implement our wafer business strategy is subject to various risks and uncertainties, including:

•	our possible lack of ability to compete in the wafer production business; and

•	potential competition with our downstream customers.

We used a portion of the proceeds from our initial public offering to finance capital expenditures for our wafer manufacturing business and if we cannot generate revenues or achieve profitability in this business as we expect, our financial condition will be adversely affected. In addition, our current management team has limited experience in this area and we will need to recruit additional skilled employees, including technicians and managers at different levels for our successful expansion into the wafer manufacturing business. All these factors and uncertainties may adversely affect our business expansion strategy and our financial condition and results of operations.

We have recently entered into the downstream module manufacturing business, and we may not be successful in this new endeavor, which may adversely affect our business expansion strategies.

We commenced commercial production of modules at our Nanjing facilities and shipped modules to customers in Europe in July 2010. To expand our module business, we plan to increase our production capacity from 50 MW as of June 30, 2010 to 200 MW in the third quarter of 2011. We have obtained the requisite permits for our module manufacturing business in Nanjing and are in the process of obtaining governmental approvals for our module capacity expansion plan. We expect to receive governmental approvals in the near future. However, if such approvals cannot be obtained in a timely manner, we may be required to suspend our module manufacturing expansion plan until such approvals are obtained, which could adversely affect our expansion strategies.

We currently source wafers and cells for our module production through direct purchases and tolling arrangements. If we cannot secure a stable supply of cells for our module production at reasonable prices, our ability to execute our expansion plan will be adversely and materially affected. Currently, due to the supply and demand imbalance in China’s photovoltaic cell market, there is a limited supply of high quality photovoltaic cells. We cannot assure you that such supply and demand imbalance will not continue or recur or we will be able to obtain sufficient cells in pace with the expansion of our module manufacturing capacity in the future.

We provide customers with a five-year limited product warranty against defective materials and workmanship and a 25-year limited power output warranty against loss in power for our module products. As a result, we bear the risk of extensive warranty claims long after we sell our products. If we experience a large amount of warranty claims in the future, we may incur significant repair and replacement costs associated with such claims. Furthermore, widespread product failures could harm our reputation and customer relationships and may cause our sales to decline, which in turn could have a material adverse effect on our financial condition and results of operations.

We may expand our business through alliances, joint ventures or acquisitions in the future.

If we are presented with appropriate opportunities, we may acquire or invest in technologies, businesses or assets that are strategically important to our business or form alliances with key players in the photovoltaic industry to further expand our business. Such acquisitions and investments could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of integration of new businesses. Investments in new businesses may also divert our cash flow from servicing our debts and making necessary capital expenditures. In addition, we may incur impairment losses on our acquisitions and investments in equity securities. The diversion of our management’s attention and any difficulties encountered with respect to the acquisitions, investments or alliances or in the process of integration could have an adverse effect on our ability to manage our business. Furthermore, our experience in the polysilicon manufacturing industry may not be as relevant or applicable in downstream markets. We may also face intense competition from companies with greater experience or established presence in the targeted downstream markets or competition from our industry peers with similar expansion plans. Any failure to integrate any acquired businesses or joint ventures into our operations successfully and any material liabilities or potential liabilities of any acquired businesses or joint ventures that are not identified by us during our due diligence process for such acquisitions or investments could materially and adversely affect our business and financial condition.

We will face risks associated with the marketing, distribution and sale of our photovoltaic products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business and operate profitably.

With our increased production, we intend to sell a portion of our products outside of China in the future. The marketing, distribution and sale of our polysilicon, wafers and modules in the international market would expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, we may not be able to successfully expand our business abroad, operate profitably, fully utilize our existing and expanded capacity and grow our business as we have planned.

If we are unable to operate effectively or natural disasters or operational disruptions occur, our business, results of operations and financial condition could be adversely affected.

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facility for a significant period of time.

Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production and could reduce our production capacity for a significant period of time. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, we temporarily shut down our Phase 1 facilities in November 2009 for quality check purposes, in April 2010 for periodic maintenance and in December 2010 for periodic maintenance and capacity enhancement, which has reduced and may further reduce the volume and increase the cost of polysilicon we produce. In addition, we may need to use hazardous equipment for our wafer and module manufacturing processes. Such equipment requires skills and experience for safe operation. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, and interruptions in electricity or water cooling supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

We may not be successful in our efforts to continue to manufacture polysilicon in a cost-effective manner.

The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. We may face significant challenges relating to polysilicon production in the future. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials or tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon to be rejected by our customers, which would materially and adversely affect our profitability.

Our effective capacity and ability to produce high volumes of polysilicon depend on the cycle time for each batch of polysilicon. We may encounter problems in our manufacturing process or facilities as a result of, among other things, production failures, construction delays, human error, equipment malfunction or process contamination, all of which could seriously harm our operations. We may experience production delays if any modifications we make in the manufacturing process to shorten production cycles are unsuccessful. Moreover, failure to achieve acceptable manufacturing levels may make our polysilicon costs uncompetitive, which could materially and adversely affect our business, financial condition and results of operations.

Further development in alternative polysilicon production technologies or other changes in the photovoltaic industry could render our production process too costly or obsolete, which could reduce our market share and cause our sales and profits to decline.

Although the vast majority of the polysilicon produced in the world utilizes the chemical vapor deposition process, or the “modified Siemens process,” several alternative production processes have been developed that may have significantly lower production costs. Compared with other polysilicon production processes, a disadvantage of the modified Siemens process is the large amount of electricity required. For example, MEMC, REC and Wacker currently operate or are constructing facilities that use the “fluidized bed reactor” method for producing polysilicon. Tokuyama has developed a polysilicon technology called the “vapor-to-liquid deposition” process. Other polysilicon manufacturers are establishing facilities using upgraded metallurgical grade silicon process to produce solar-grade polysilicon.

Further developments in competing polysilicon production technologies may result in lower manufacturing costs or higher product performance than those achieved from the modified Siemens process, including the one we employ. We will need to invest significant financial resources in research and development to expand our market position, keep pace with technological advances in polysilicon production and effectively compete in the future. Failure to further refine our technology could make our production process too costly or obsolete, which could reduce our margins and market share, cause our revenues to decline and materially and adversely affect our results of operations.

Existing regulations and changes to these regulations may present technical, regulatory and economic barriers to the purchase and use of photovoltaic products, which may significantly reduce demand for our products.

Photovoltaic products are subject to national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering and other aspects of the electric utility industry. In a number of countries, including China, these regulations are being modified and may continue to be modified. The purchases of, or further investment in the research and development of, alternative energy sources, including photovoltaic technology, could be deterred by unfavorable regulations, which could result in a significant reduction in the potential demand for our products. For example, without a regulatory mandated exception for solar power systems, electric utility companies are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to end users of using the photovoltaic products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition.

A global financial and economic crisis, particularly a slowdown in the Chinese economy, may adversely affect our business, results of operations and financial condition.

The global financial crisis and economic downturn that unfolded in 2008 and continued in 2009 adversely affected economies and businesses around the world, including those in China. More recently, there has been concern over capital markets access and the solvency of certain European Union member states, and unrest in the Middle East and North Africa which has lead to higher oil prices. Since we currently derive substantially all of our revenues from customers in China, any prolonged slowdown in the Chinese economy may have an adverse effect on our business, operating results and financial condition in a number of ways. For example, our customers may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

We obtain certain production equipment from a limited number of suppliers, and if such equipment is not delivered on time, is damaged in shipment or is otherwise unavailable, our ability to deliver polysilicon on time will suffer, which in turn could result in cancellation of orders and loss of revenues.

Our operations and expansion plans depend on our ability to obtain a sufficient amount of equipment that meets our specifications on a timely basis. Some of our equipment used in polysilicon and wafer production is not readily available from alternative vendors and would be difficult to repair or replace if it were to become damaged or cease working. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our production equipment, our business would suffer. In addition, a supplier’s failure to supply our ordered equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay the capacity expansion of our manufacturing facilities and otherwise disrupt our production schedule or increase our costs of production. We have experienced significant delays in the delivery of our key equipment in the past. Failure to obtain equipment meeting our specifications could have a material adverse effect on our business, financial condition and results of operations. Furthermore, demand for polysilicon and wafer production equipment may result in significant increases in prices of such equipment or shortages in related components for our intended expansion. Any unexpected price increases could materially and adversely affect our financial condition and results of operations.

We have sourced and will continue to source some of our production equipment from Chinese manufacturers, and we cannot assure you that the China sourced equipment will perform at the same level as our imported equipment or will meet our quality requirements.

We have purchased key equipment from Chinese and international suppliers. Compared to major international suppliers, our China-based suppliers generally have shorter operating histories and less experience in providing equipment for the polysilicon industry. We cannot assure you that the locally made equipment will perform at similar levels of quality and reliability as our imported equipment. In the event the China sourced equipment does not perform as well as the imported equipment or does not perform at all, we may encounter disruption in our manufacture or deterioration of product quality, which in turn could materially and adversely affect our business, financial condition and results of operations.

Product defects could result in increased costs, decreased sales, and damage to our customer relationships and our reputation.

Our photovoltaic products may contain defects that are not detected until after it is shipped or processed by our customers. In the event our products are returned to us due to product defects, we would be required to replace the defective products promptly. If we deliver products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with termination of contracts and replacement of shipped products, and our credibility, market reputation and relationship with customers will be harmed and sales of our products may be materially and adversely affected.

Most of our production, storage, administrative, and research and development facilities are located in close proximity to one another in Chongqing, China. Any damage or disruption at these facilities would have a material adverse effect on our financial condition and results of operations.

Substantially all of our production, storage, administrative, and research and development facilities are currently located in close proximity to one another in Chongqing, China. A natural disaster, such as fire, floods, typhoons, earthquakes, snow storms, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would not be able to meet our production targets and our business would suffer. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

On May 12, 2008, an earthquake of a magnitude of 8.0 on the Richter scale hit the Sichuan Province, which is located adjacent to Chongqing. Businesses and production operations in the affected areas of Sichuan Province were shut down temporarily due to safety concerns. There can be no assurance that we may not be directly or indirectly affected by similar natural disasters in the future.

We rely on third party intellectual property for certain key aspects of our operations, which subjects us to the payment of license fees and potential disruption or delays in the production of our products.

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements for certain key aspects of our operations. For instance, Poly Engineering S.r.l., or Poly Engineering, granted a license to our company for the exclusive rights in China, Taiwan, Hong Kong and Macau to utilize its modified Siemens process to produce polysilicon in our facilities. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for details of the contractual arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. If for any reason we are unable to license necessary technology on acceptable terms or at all, it may become necessary for us to develop alternative technology internally, which could be costly and delay or disrupt our production and therefore have a material adverse effect on our business and operating results.

Failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. Contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. In addition, we currently have ten pending patent applications in China covering various aspects of the polysilicon manufacturing process. However, we cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. Failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights and use them to compete against us, which could have a material adverse effect on our business, financial condition or operating results.

Policing unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of China and certain other countries are uncertain or do not protect intellectual property rights to the same extent as the laws and enforcement procedures of the United States do. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protection available to you and us.” We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Although we are currently strengthening our research and development capability, to date, substantially all of the intellectual property used in our production process was developed by third parties. Our success will be jeopardized if we cannot use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to photovoltaic technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings, and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our manufacturing process or our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

We may not be able to continue to receive the same level of support from Daqo Group, which may have a material adverse effect on our business and results of operations.

Since our inception, we have substantially benefited from financial support from Daqo Group, one of the largest electrical equipment manufacturers in China. As of December 31, 2010, we had outstanding payables to Daqo Group in the amount of $0.4 million. We also had prepayment obligations to Daqo Group in the amount of $0.9 million as we had contracted with Daqo Group to purchase certain machines and other equipment from third parties on our behalf. Daqo Group guarantees substantially all of our outstanding bank borrowings. In addition, Daqo Group has granted us a permanent and royalty-free license to use the “Daqo” brand, which is a well recognized brand in the electrical industry in China. We have benefited from the strong brand recognition of

“Daqo” in our business development efforts, as evidenced by our ability to secure major customers based in China within a short period after we commenced commercial production of polysilicon. Daqo Group has agreed in writing not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses without our consent for an indefinite term. However, we cannot assure you that we will continue to receive the same level of support, or any support at all, from Daqo Group in the future. If Daqo Group ceases to support us, our business, results of operations and prospects may be materially and adversely affected. In addition, any negative publicity associated with Daqo Group will likely have an adverse impact on our reputation, which could materially and adversely affect our business. In the event of any disagreements with Daqo Group, we may have to resort to legal proceedings in China to enforce our rights, which could be costly, time consuming and involve uncertain outcome.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Guangfu Xu, our chairman, and Dr. Gongda Yao, our chief executive officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees join a competitor or form a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protection available to you and us.”

Certain of our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, four of our directors, Messrs. Guangfu Xu, Xiang Xu, Fei Ge and Dafeng Shi, beneficially own an aggregate of 42.9% of our outstanding share capital. These four shareholders are also directors of Daqo Group or Daqo Group’s material subsidiaries. As a result of their high level of shareholding, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. These shareholders’ interests as beneficial owners of Daqo Group and Daqo New Material may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, these shareholders may take actions not in the best interest of us and our other shareholders.

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with expertise in the photovoltaic industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified technical staff or other highly skilled employees that we will need to achieve our strategic objectives, including our initiatives to expand downstream into the wafer and cell manufacturing businesses and to ramp up our module manufacturing capacity. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract and retain qualified personnel, our business may be materially and adversely affected.

Compliance with environmental regulations can be expensive, and non-compliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

As our manufacturing processes generate waste water and gas and other industrial wastes, we are required to comply with all applicable regulations regarding protection of the environment. We are in compliance with present environmental protection requirements and have all the necessary environmental permits to conduct our business in all material respects. However, if more stringent regulations are adopted in the future, the cost of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations, which in turn would have a material adverse effect on our financial condition and results of operations.

Our expansion in Xinjiang, China may not be successful.

We commenced construction of our Phase 2 polysilicon facilities in Shihezhi, Xinjiang Uyghur Autonomous Region in March 2011 and plan to start commercial production at these facilities in the fourth quarter of 2012. Although the Xinjinag location provides many strategic advantages, including lower electricity costs, it is uncertain whether our expansion in Xinjinag will be successful.

There are many risks associated with the our expansion in Xinjiang, including:

•	extremely cold temperatures;

•	limited supply chain support in the region, such as chemical manufacturers of chemicals used in production at the facilities;

•	lack of workers in Xinjiang experienced with polysilicon manufacturing;

•	potential lack of electricity supplies necessary to fully operate the facilities;

•	difficulties in timely transporting products to our customers, most of whom are located in other areas of China that are a significant distance from Xinjiang; and

•	political or social unrest.

One or more of these factors could harm our Xinjiang operations and consequently, could adversely affect our overall operating results.

The discontinuation of any of the preferential tax treatments or the financial incentives and grants currently available to us in China could adversely affect our overall results of operations.

Various Chinese governmental authorities have provided tax incentives to our subsidiaries in China. These incentives include income tax exemption or reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, the statutory enterprise income tax rate is 25%. However, our Chinese subsidiary Chongqing Daqo, as a foreign-invested enterprise established in the central and western regions of China, was entitled to a preferential enterprise income tax rate of 15% through 2010. In December 2009, Chongqing Daqo was qualified as a “Chongqing Municipality High and

New Technology Enterprise.” This will entitle it to a preferential enterprise income tax rate of 15% for three years from the grant date of the certificate and can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. We cannot assure you that Chongqing Daqo will continue to qualify as a “high and new technology enterprise” in future periods. In addition, Chongqing Daqo has received various financial incentives and grants from the local government since its inception. For example, it received government grants in the amount of $2.8 million in 2010. Any increase in the enterprise income tax rate applicable to our Chinese subsidiaries or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our subsidiaries in China could adversely affect our business, operating results and financial condition.

The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us, if we are classified as a Chinese “resident enterprise.”

Under the Chinese enterprise income tax laws and regulations, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. The Cayman Islands, where Daqo Cayman is incorporated, does not have such a tax treaty with China.

Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and will be subject to the Chinese enterprise income tax at the rate of 25% on its worldwide income. In April 2009, the Chinese State Administration of Taxation issued a new circular to clarify criteria for determining the “resident enterprise” status of foreign companies which are controlled by enterprises incorporated in China. Pursuant to the circular, to determine whether a company formed outside of mainland China and controlled by an enterprise incorporated in China should be treated as a Chinese resident enterprise, the tax authority will review factors such as the routine operation of the organizational body that effectively manages the enterprise’s production and business operations, locations of personnel holding decision-making power, location of finance and accounting functions and properties of the enterprise, and more than half of the directors or senior management personnel residing in China. Substantially all of our management members are based in China. However, it remains unclear how PRC tax authority will treat an overseas company controlled by PRC natural persons rather than PRC enterprises like our case. If the Chinese tax authorities subsequently determine that Daqo Cayman should be classified as a resident enterprise, then our worldwide income will be subject to Chinese income tax, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Daqo Cayman is classified as resident enterprise under the EIT Law, the dividends received from our Chinese subsidiaries may be exempted from withholding tax.

Moreover, under the EIT Law, foreign ADS holders will be subject to a 10% withholding tax upon dividends payable by us if Daqo Cayman is classified as resident enterprise under the EIT Law. Any such tax may reduce the returns on your investment in our ADSs.

We rely on a lease agreement with Daqo New Material for material property, plant and equipment necessary for our production, and if Daqo New Material fails to perform, or terminates the lease agreement for any reason, our business could be disrupted.

Chongqing Daqo leases certain property, plant and equipment from Daqo New Material for its polysilicon production under a lease agreement effective from July 1, 2008, which was subsequently amended. When the initial term expires on December 31, 2013, Chongqing Daqo has an option to renew the lease agreement on the same conditions for additional terms. If Daqo New Material fails to perform or terminates the lease agreement for any reason, including, for example, due to its breach of the agreement or the unavailability of any required governmental approvals, or if it refuses to extend or renew the lease agreement when the agreement expires, and we cannot find an immediately available alternative source for leasing similar property, plant and equipment, then our ability to carry on our operations will be impaired. If Daqo New Material fails to perform its obligations, we may need to initiate legal procedures in courts to enforce the agreement. Such procedures can be lengthy and the result may not be favorable to us.

We have limited insurance coverage. In particular, we do not have any product liability insurance or business interruption insurance.

As the insurance industry in China is still in an early stage of development, the product liability insurance and business interruption insurance available in China offer limited coverage compared to that offered in many other countries. We do not have any product liability insurance or business interruption insurance. Any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have a material adverse effect on our business and results of operations.

As with other photovoltaic product manufacturers, we are exposed to risks associated with product liability claims if the use of our photovoltaic products results in injury. Since our polysilicon products are made into electricity generating devices, it is possible that users could be injured or killed by devices that use our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our photovoltaic products in July 2008 and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

In the course of the preparation and audit of our financial statements as of and for the years ended December 31, 2009 and 2010, we and our independent auditors, respectively, noted one material weakness and one significant deficiency in our internal control over financial reporting. We may incur extra costs in implementing measures to address such weakness and deficiency. If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to our initial public offering in October 2010, we were a private company with limited accounting personnel and other resources with which to address our internal controls over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2009 and 2010, we and our independent registered public accounting firm identified one “material weakness” and one “significant deficiency” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to our lack of sufficient accounting resources and expertise necessary to comply with U.S. GAAP and the Securities and Exchange Commission, or the SEC, reporting and compliance requirements. The significant deficiency identified related to our lack of sufficient and formally documented procedures for the financial closing and reporting process.

In compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and its applicable rules and regulations, we have taken certain steps to remedy the material weakness and the significant deficiency, including hiring an outside consulting firm to review our internal control processes, policies and procedures in order to assist us in identifying any weaknesses or deficiencies in our internal control over financial reporting.

We will continue to implement measures during 2011 to remedy the material weakness and the significant deficiency, including:

•	providing further training to our financial and accounting staff to enhance their knowledge of U.S. GAAP; and

•	adopting and implementing additional policies and procedures to strengthen our internal control over financial reporting.

We are working to implement these measures, although we cannot assure you that we will complete such implementation in a timely manner.

As a public company in the United States subject to the Sarbanes-Oxley Act of 2002, Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is adverse if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have granted, and may continue to grant, stock options and other share-based compensation in the future, which may materially impact our future results of operations.

We adopted our 2009 share incentive plan in August 2009 that permits the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2009 share incentive plan, we may issue options to purchase up to 15,000,000 ordinary shares. As of the date of this annual report, options to purchase 7,660,000 ordinary shares have been granted under this plan. As a result of these option grants and potential future grants under the plan, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we limit the scope of our share incentive plan, we may not be able to attract or retain key personnel who are expected to be compensated by incentive shares or options.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets are located in and substantially all of our revenues are currently sourced from China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced a significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us, and by government policies or guidance aimed at curtailing the perceived over-capacity of certain industry sectors, such as steel, concrete, polysilicon and wind power equipment. See “Item 4. Information on the Company—B. Business Overview—Regulation—Renewable Energy Law and Other Government Directives.” The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our services and materially and adversely affect our operating results and financial condition.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protection available to you and us.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our Chinese operating subsidiaries, Chongqing Daqo and Nanjing Daqo, are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies in China. Our business is also subject to various industry policy, safety and environmental laws and regulations that affect our operations and production facility expansion plans, including those related to investment, project construction, building, zoning, fire prevention and work safety. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. In addition, due to the inconsistent nature of regulatory enforcements in China, local Chinese governmental authorities have significant discretion in interpreting and implementing rules and regulations, and there is no assurance that the central government authorities will always agree with the interpretations and implementations of the local governmental authorities. Currently, all governmental approvals relating to our operations and production capacity expansion plans have been issued by the relevant competent local government authorities. However, if a central government agency requires us to obtain its approval and if we fail to obtain such approval in a timely manner, or at all, we may be subject to the imposition of fines against us, or the suspension or cessation of our production capacity expansion plans. In addition, under the measures jointly issued by the National Development and Reform Commission, or NDRC, and nine other governmental agencies in September 2009, we will need to seek pre-approval from NDRC if we plan to further expand our production capacity beyond Phase 2. As the detailed guidelines for approval criteria or timeline under these measures have yet to be promulgated, we cannot assure you that we will obtain the required NDRC approval in time or at all if we plan to further expand our production capacity beyond Phase 2. See “Item 4. Information on the Company—B. Business Overview—Regulation—Renewable Energy Law and Other Government Directives.” It may be more difficult to evaluate the outcome of any regulatory or legal proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to continue our operations or planned capacity expansions, which, as a result, could materially and adversely affect our business and operations.

Chinese regulations relating to offshore investment activities by Chinese residents may increase the administrative burden we face and may subject our Chinese resident beneficial owners or employees to personal liabilities, limit our subsidiaries’ ability to increase its registered capital or distribute profits to us, limit our ability to inject capital into our Chinese subsidiaries, or may otherwise expose us to liability under Chinese law.

SAFE has promulgated regulations that require Chinese residents and Chinese corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are Chinese residents and may apply to any offshore acquisitions that we make in the future.

In October 2005, SAFE issued a regulation entitled “Circular on Issues Concerning Foreign Exchange Regulation of Corporate Financing and Roundtrip Investments by Chinese Residents through Offshore Special Purpose Companies,” or SAFE Circular No. 75. SAFE Circular No. 75 requires Chinese residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of Chinese companies, referred to in the notice as an “offshore special purpose company.” In addition, any Chinese resident who is a direct or indirect shareholder of an offshore company is required to update his registration with the relevant SAFE branches, with respect to that offshore company, any material change involving increase or decrease of capital, transfer or swap of shares, merger, division, equity or debt investment or creation of any security interest. Moreover, the Chinese subsidiaries of that offshore company are required to coordinate and supervise the filing of SAFE registrations by the offshore company’s shareholders who are Chinese residents in a timely manner. If a Chinese shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the Chinese subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the Chinese subsidiaries, and the offshore parent company may also be prohibited from injecting additional capital into its Chinese subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above may result in liability for the Chinese shareholders and the Chinese subsidiaries under Chinese law for foreign exchange registration evasion.

We have, up to the present, completed the SAFE Circular No. 75 registration for all current beneficial shareholders of our company who are Chinese residents. However, we may not be fully informed of the identities of the beneficial owners of our company in the future and we cannot assure you that all of our Chinese resident beneficial owners will comply with the SAFE regulations. The failure of our beneficial owners who are Chinese residents to make any required registrations may subject us to fines and legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange Regarding Chinese Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option

Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, Chinese citizens who are granted stock options by an overseas publicly listed company are required, through a Chinese agent or Chinese subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our Chinese employees who have been granted stock options are subject to the Stock Option Rule as we are an overseas publicly listed company. and we are in the process of registering our share incentive plan and completing other process If we or our Chinese employees fail to comply with such regulation, we or our employees may be subject to fines and legal sanctions.

Chinese regulation of direct investment and loans by offshore holding companies to Chinese entities may delay or limit us from making additional capital contributions or loans to our Chinese subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our Chinese subsidiaries, are subject to Chinese regulations. For example, for each of our Chinese subsidiary, the aggregate amount of our loans to the Chinese subsidiary cannot exceed the difference between the amount of its total investment and its registered capital as approved by the foreign investment regulatory authorities under relevant Chinese laws, and the loans must be registered with the local branch of the SAFE. For each foreign invested enterprise, such as Chongqing Daqo and Nanjing Daqo, when the Chinese foreign investment regulatory authorities approve the establishment of such foreign invested enterprise, the authorities approve the amounts of such enterprise’s registered capital, which represent the investors’ capital commitment in equity, and the amounts of its total investment, which represent the sum of its registered capital plus the amounts of its permitted loans. After the establishment of the foreign invested enterprise, the investors can seek regulatory approval to increase its registered capital and the total investment amounts, and upon approval, there will be increases in both amounts. There is a specific statutory guideline relating to the ratio of a foreign invested enterprise’s registered capital amount over total investment amount, and all foreign investment regulatory authorities in China must follow the ratio guideline when exercising their approval authority. However, there is no uniform statutory guideline applicable to all regulatory authorities regarding whether to approve the establishment of a new foreign invested enterprise or to approve any increase in the registered capital and total investment of an existing foreign invested enterprise. In practice, authorities consider factors such as overall governmental policies relating to the specific industry and demands in a particular industry and the approval usually takes one to three months depending on the locations of the foreign invested enterprises. The amounts of the approved total investments of Chongqing Daqo and Nanjing Daqo are $286.0 million and $48.9 million, respectively. The amount of the registered capital of Chongqing Daqo is $96.0 million, $69.6 million of which has been contributed by Daqo Cayman as the sole investor. The amount of the registered capital of Nanjing Daqo is $20.0 million, which has been contributed by Daqo Cayman as the sole investor. As of December 31, 2010, the amount of loans that Chongqing Daqo was permitted to borrow from Daqo Cayman cannot exceed $125.0 million and that for Nanjing Daqo cannot exceed $28.9 million. We may not make loans to Chongqing Daqo and Nanjing Daqo in excess of the maximum amounts permissible unless we obtain government approval to increase their total investment amounts. In addition, any increases of our capital contributions to our Chinese subsidiaries beyond the previously authorized amount must be approved by the MOFCOM and the National Development and Reform Commission or their respective local counterparts. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our Chinese subsidiaries or to fund their operations may be negatively affected, which could adversely affect our Chinese subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.

As a holding company, we rely principally on dividends and other distributions on equity paid by our Chinese subsidiaries for our cash requirements, including funds necessary to service any debt we may incur. If our Chinese subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, relevant Chinese laws and regulations permit payments of dividends by Chinese subsidiaries only out of their retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of its net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to us could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. Also see “—Risks Relating to Our Business—The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us, if we are classified as a Chinese “resident enterprise.”

Fluctuations in exchange rates could result in foreign currency exchange losses.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility. However, it remains unclear how this policy will be implemented. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. In addition, appreciation of the Renminbi against the U.S. dollar would increase our production costs. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange under Chinese laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Under the relevant foreign exchange restrictions in China, conversion of the Renminbi is permitted, without the need for SAFE approval, for “current account” transactions, which includes dividends, trade, and service-related foreign exchange transactions. Conversion of the Renminbi for “capital account” transactions, which includes foreign direct investment and loans, is still subject to significant limitations and requires approvals from and registration with SAFE and other Chinese regulatory authorities. We cannot assure you that SAFE or other Chinese governmental authorities will not further limit, or eliminate, our ability to purchase foreign currencies in the future. Any existing and future restrictions on currency exchange in China may limit our ability to convert cash derived from our operating activities into foreign currencies to fund expenditures denominated in foreign currencies. If the foreign exchange restrictions in China prevent us from obtaining U.S. dollars or other foreign currencies as required, we may not be able to pay dividends in U.S. dollars or other foreign currencies to our shareholders, including holders of our ADSs. Furthermore, foreign exchange control in respect of the capital account transactions could affect our Chinese subsidiaries’ ability to obtain foreign exchange or conversion into RMB through debt or equity financing, including by means of loans or capital contributions from us.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of swine flu, avian flu, Severe Acute Respiratory Syndrome, or SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2006, 2007 and 2008, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of swine flu occurred in Mexico and the United States and human cases of swine flu were discovered in China and Hong Kong. Any prolonged occurrence or recurrence of swine flu, avian flu, SARS or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. These could include our ability to deliver our products within or outside of China, as well as temporary closure of our manufacturing facilities, or our customers’ facilities, leading to delayed or cancelled orders. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations.

Risks Relating to Our ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The closing trading prices of our ADSs ranged from $9.99 to $14.61 in 2010 and are likely to remain volatile in the future and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed or are in the process of listing their securities on U.S. stock market. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of our new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; and

•	fluctuations in market prices of our products.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot assure you that these factors will not occur in the future.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Our ADSs are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In addition, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale may adversely affect the market price of our ADSs.

Our Third Amended and Restated Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our Third Amended and Restated Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Law of the Cayman Islands (2010 Revision) and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our Third Amended and Restated Memorandum and Articles of Association, the minimum notice period required for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made by a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parities, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The Company may be classified as a passive foreign investment company or PFIC, for U.S. federal income tax purposes, which could subject U.S. investors in our ADSs or ordinary shares to adverse tax consequences.

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we do not believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended

December 31, 2010. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. In addition, because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. See “Item 10. Additional Information—E. “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our company was incorporated in Cayman Islands as Mega Stand International Limited in November 2007. We changed our corporate name to Daqo New Energy Corp., or Daqo Cayman, in August 2009.

In January 2008, we established Chongqing Daqo New Energy Co., Ltd., or Chongqing Daqo, as our wholly owned operating subsidiary in China. Through Chongqing Daqo, we focus primarily on the manufacture and sale of polysilicon and have recently expanded into the wafer manufacturing. In addition to Chongqing Daqo, we established Nanjing Daqo New Energy Co., Ltd., or Nanjing Daqo, in December 2007 in China, through which we conduct our module manufacturing business. In January 2009, we established Daqo Solar Energy North America, or Daqo North America, in California as our wholly owned subsidiary to serve as our marketing office to promote our products in North America. In February 2011, we established Xinjiang Daqo New Energy Co., Ltd., or Xinjiang Daqo, in China as our wholly owned subsidiary to expand our polysilicon manufacture capacities.

Daqo Group established Daqo New Material on November 16, 2006 in China. Daqo Group is one of the largest electrical equipment manufacturers in China. Although all of Daqo Group’s equity interest holders also beneficially own shares of Daqo Cayman, Daqo Group does not have any shareholding in our company. As of the date of this annual report, holders of equity interests in Daqo Group in aggregate beneficially own 56.9% of the outstanding ordinary shares of our company. Daqo New Material’s activities included acquiring land use rights and constructing certain production infrastructure prior to the incorporation of our company and Chongqing Daqo. Subsequent to the establishment of Chongqing Daqo, Chongqing Daqo entered into a lease agreement with Daqo New Material to rent Daqo New Material’s land, production infrastructure, machinery and equipment for its polysilicon production. The initial lease agreement has a five-year term starting from July 1, 2008, with monthly lease payment at a fixed amount. The lease agreement was amended and restated in August 2009, with retrospective effect from January 1, 2009. Under the amended and restated lease agreement, the lease period is from January 1, 2009 to December 31, 2013, with monthly lease payment at a fixed amount. One month before the expiry of the lease period, Chongqing Daqo has the option to renew the lease on the same terms and conditions for additional five-year periods. Furthermore, the amended and restated lease agreement provides that Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the

PRC laws and regulations. Under current PRC laws and regulations, Chongqing Daqo needs to obtain governmental approval in China to proceed with the purchase, and given the application requirements we do not think it is currently practical for us to obtain such approval. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions, and if the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner until its expiry. Under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we are deemed to be Daqo New Material’s primary beneficiary for accounting purposes and Daqo New Material is considered a “variable interest entity” of ours starting from July 1, 2008. Therefore, we have consolidated the financial results of Daqo New Material into our financial statements since July 1, 2008. As of December 31, 2010, Daqo Group’s equity interest in Daqo New Material amounted to $132.9 million, which was consolidated and reflected as a noncontrolling interest in the balance sheet of our company pursuant to U.S. GAAP. Even though we do not directly or indirectly hold any equity interests in Daqo New Material, under U.S. GAAP, Daqo New Material has been deemed to be our predecessor business from November 16, 2006 through June 30, 2008.

On November 9, 2009, Chongqing Daqo signed a supplemental lease agreement with Daqo New Material to lease the production facilities of Phase 1b from November 9, 2009 until December 31, 2013 at a fixed amount. The other terms of the supplemental lease agreement are the same as those of the amended and restated lease agreement of Phase 1a.

Under a non-competition agreement with us, Daqo Group has agreed not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses without our consent for an indefinite term. With the approval of our audit committee, we consented for Daqo Group to engage in the photovoltaic cell manufacturing business in China. Daqo Group is in the process of constructing manufacturing facilities and is expected to start commercial production in May 2011. Such related party transactions will be subject to our audit committee’s review and approval. Under the non-competition agreement, we, through Daqo Cayman and Chongqing Daqo, are entitled to seek temporary restraining orders, injunctions or other equitable relief, in addition to monetary remedies specified in the agreement, if Daqo Group breaches its non-competition obligations.

In February 2011, we incorporated a wholly owned subsidiary, Xinjiang Daqo, in Shihezi Economic Development Area in Xinjiang Autonomous Region, China, to build our Phase 2 polysilicon production facilities. Commercial production at these facilities is expected to commence in the fourth quarter of 2012.

In April 2011, we incorporated a wholly owned subsidiary, Daqo New Energy Holdings (Canada) Ltd., or Daqo Canada. Through Daqo Canada, we will set up a joint venture with JNE Solar Inc., a party unrelated to us prior to this transaction, in Hamilton, Ontario, Canada to build a solar module production facility with a capacity of 25 megawatts of photovoltaic modules. Commercial production at this facility is expected to commence in the fourth quarter of 2011.

We completed an initial public offering of 9,200,000 ADSs in October 2010. On October 7, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “DQ.”

Our principal executive offices are located at 666 Longdu Avenue, Wanzhou, Chongqing 404000, The People’s Republic of China, and our telephone number at that location is (86-23) 6486-6666. Our registered office in the Cayman Islands is located at International Corporation Services Ltd., P.O. Box 472, 2nd Floor Harbor Place, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

We are a leading polysilicon manufacturer based in China and we aim to become a vertically integrated photovoltaic product manufacturer. With an installed annual polysilicon production capacity of 4,300 MT as of December 31, 2010, we believe we are one of the largest polysilicon manufacturers in China. We have started expanding downstream into the wafer manufacturing business and are ramping up our module manufacturing business. We also intend to enter into the cell manufacturing business in the future.

We manufacture and sell high-quality polysilicon to photovoltaic product manufacturers, who further process our polysilicon into ingots, wafers, cells and modules for solar power solutions. We strive to improve our production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement as well as equipment enhancement. As a result of these initiatives, we produced 3,771 MT of polysilicon in 2010. We plan to increase our annual production capacity to 7,300 MT by the end of 2012 by adding a Phase 2 production line and improving our production efficiency.

We believe that we have a competitive cost structure in polysilicon manufacturing primarily due to our strategic location in China and our manufacturing process. As our current operations are based in Chongqing, which is in the western area of China where the cost of doing business is generally lower than the coastal areas in China, we have significant advantages in electricity, raw material and labor costs over our competitors that are based in developed countries or in the coastal areas of China. In addition, we utilize the chemical vapor deposition process, or the “modified Siemens process,” to produce polysilicon, as do the vast majority of polysilicon manufacturers in the world. We have fully implemented the closed loop system to produce high-quality polysilicon cost-effectively. Our fully implemented closed loop system differentiates us from manufacturers that only implement the closed loop system in some, but not all, of their manufacturing lines, and from manufacturers that are in the process of converting their open loop system to the closed loop system. Compared to the open loop system that many of our China-based competitors use, our closed loop system uses raw materials more efficiently, requires less electricity and causes less pollution even though manufacturing facilities based on the open loop system can be built within a shorter period of time with less initial capital expenditures on equipment. The average unit cost of polysilicon we sold in 2010 was $31.3 per kilogram.

We believe that our focus on producing high quality polysilicon in a cost-efficient manner has contributed to our market position. We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at both our existing Phase 1 facilities in Chongqing. In the fourth quarter of 2010, approximately 99% of our polysilicon met the solar grade quality standard, approximately 88% of our polysilicon met the highest specification of the solar grade quality standard and approximately 65% of our polysilicon met the electronic grade quality standard in China.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales, are made under framework contracts. We also sell a significant portion of our polysilicon on a spot pricing basis. As of December 31, 2010, our major photovoltaic product customers included operating entities of China Sunergy, Solarfun, Solargiga, Tianwei New Energy and Yingli Green Energy.

We aim to become a vertically integrated photovoltaic product manufacturer. We have started expanding downstream into the wafer manufacturing business. We commenced commercial production of wafers in April 2011 and plan to ramp up to full capacity by the end of 2011. We use our own polysilicon to produce wafers. In addition, we are ramping up our module manufacturing business. We plan to sell our modules to photovoltaic system integrators and distributors in China and internationally, leveraging our well-recognized “Daqo” brand. We expect the downstream module market to grow rapidly. We source cells for our module production through direct purchases and tolling arrangements, and we assemble modules at our own facilities. As of December 31, 2010, we had an annual module production capacity of 50 MW at our facilities in Nanjing and plan to increase our production capacity to 200 MW by the third quarter of 2011. We commenced commercial production of modules in May 2010 and shipment to Europe in July 2010. Our expansion into downstream businesses involves risks and uncertainties, such as limited supply of cells for our module business, our lack of experience, financing, construction and operational uncertainties, potential competition and regulatory risks. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business” for details.

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008. In 2009, we produced 1,523 MT of polysilicon and sold 1,498 MT, compared to 291 MT of polysilicon produced and 237 MT sold in 2008. In 2010, we produced 3,771 MT of polysilicon and sold 3,650 MT. We generated revenues of $111.2 million and $242.7 million and achieved net income attributable to Daqo New Energy Corp. shareholders of $30.8 million and $68.6 million in 2009 and 2010, respectively.

Industry Background

Photovoltaics is one of the proven and most rapidly growing renewable energy sources in the world. Energy from the sun is converted into electricity primarily through the photovoltaic effect and, to a lesser extent, through concentrated solar thermal technologies.

The photovoltaic market in China is at an initial stage of development. China’s energy policy is shaped by the Chinese government’s central planning agency, the National Development and Reform Commission, along with the National Energy Administration, or the NEA, which focuses on regulation of energy supply and production. The Chinese government acknowledges its role in global carbon emissions and has enacted a series of laws and policies emphasizing China’s objective to reduce emissions through the use of renewable energy sources. These laws and policies include the Renewable Energies Law enacted in February 2005 (as amended in December 2009) and the Medium and Long-Term Development Plan for the Renewable Energy Industry put forth in August 2007, which, among other things, set forth the goals for renewable energy to comprise 10% of total energy consumption by 2010 (with 300 MW from solar energy) and 15% by 2020 (with 1,800 MW from solar energy).

Central Government Incentives. In July 2009, the Ministry of Science and Technology and NEA announced the “Golden Sun” program, which will support a minimum of 500 MW of installations (with a cap of 20 MW per province) over the next two to three years with a 50% subsidy of the total investments for on-grid and a 70% subsidy of the total investments for off-grid applications. In September 2010, the Ministry of Finance, the Ministry of Science and Technology, the Ministry of Housing and Urban-Rural Development and NEA announced the standards of subsidies for the “Golden Sun” program, with a 50% subsidy of the total investments for on-grid and a 70% subsidy of the total investments for off-grid applications regarding the key equipment for the year of 2010, and RMB4 per MW for on-grid and RMB10 per MW for off-grid applications regarding other fees.

Provincial Level Incentives. Jiangsu Province, where Nanjing Daqo is located, has announced a solar feed-in-tariff program to support 400 MW of solar installations from 2009 to 2011. The target feed-in-tariff rates for 2010 under this program were RMB1.7 per kWh inclusive of VAT for ground mounted systems and RMB3.0 per kWh inclusive of VAT for rooftop systems, and will be lower for 2011.

Restrictions on Import of Recoverable Silicon Materials. The tightened regulation on the import of recoverable silicon materials in 2009 may result in an increased reliance by photovoltaic product manufacturers on virgin polysilicon produced in China, which will in turn benefit China-based polysilicon manufacturers. So far, photovoltaic product manufacturers in China have imported virgin polysilicon and recoverable silicon raw materials, including polysilicon scraps, from overseas suppliers to meet a substantial portion of their polysilicon requirements. The Chinese government revised its waste materials import catalogues in 2009. According to the new catalogues which became effective on August 1, 2009, recoverable silicon materials with a purity rate below 99.99% are deemed as waste materials that are prohibited from import and recoverable silicon materials with a purity rate at or above 99.99% are added to the “restricted” category, the import of which has become subject to more strict examination and approval requirements. The implementation of the new catalogues will raise the barriers for Chinese photovoltaic product manufacturers to import recoverable silicon materials and encourage them to rely more on polysilicon produced in China, which provides new opportunities for China-based polysilicon manufacturers.

Photovoltaic Product Value Chain

The following diagram illustrates the value chain for the manufacture of C-Si based photovoltaic products:

Polysilicon Market

Polysilicon is the primary raw material for the photovoltaic and semiconductor industries. Historically, the semiconductor industry has been the dominant user of polysilicon. Due to the recent rapid growth of the photovoltaic industry, the polysilicon consumption by the photovoltaic industry has exceeded that by the semiconductor industry. As a result of this rapid expansion, sales to the photovoltaic industry are now the key factor affecting the price, profit and growth of the polysilicon market.

Our Products

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs. We aim to become a vertically integrated photovoltaic product manufacturer by strategically expanding downstream into wafer and ramping up module manufacturing businesses.

In 2010, we sold a small amount of wafers through tolling arrangements with third party wafer manufacturers, pursuant to which we supplied polysilicon to them in exchange for wafers. We commenced commercial production of mono-crystalline and multi-crystalline wafers in April 2011 at our Phase 1 wafer production facilities. To meet the currently prevailing market demands, we intend to initially focus on producing multi-crystalline wafers with dimension of 156 millimeters x 156 millimeters and thickness of 200 microns. Meanwhile, we will produce mono-crystalline and multi-crystalline wafers of other dimensions from time to time in response to market demands and customers’ requirements.

We commenced commercial production of mono-crystalline and multi-crystalline modules at our Nanjing module production facilities in May 2010, and shipped modules to Europe in July 2010. We source cells for module production through tolling arrangements with third party cell manufacturers and assemble the finished cells to modules at our own facilities. We plan to sell our modules to photovoltaic system integrators and distributors in China and internationally, leveraging our well-recognized “Daqo” brand. Our modules meet international standards for electrical, quality and safety requirements and have been certified by TÜV Rheinland LGA Products GmbH and Underwriters Laboratories Inc. We currently manufacture three major types of modules:

Dimension and specification	Maximum power		Current at maximum power		Operating voltage
(mm x mm)	(watts	)	(Amp	)	(volts	)
125×125 mono-crystalline	165-190		5.0		36
156×156 multi-crystalline	200-240		7.5		30
156×156 multi-crystalline	170-210		7.4		27

Manufacturing Process

Polysilicon

Modified Siemens Process

Three main technologies are used in polysilicon production: the Siemens process, the fluidized bed reactor process and the newly developed upgraded metallurgical grade silicon process. In addition to the three main technologies, Tokuyama has developed a manufacturing polysilicon technology called the “vapor-to-liquid deposition” process. The Siemens process is an existing and well proven process technology predominantly used in high purity silicon feedstock production in the solar industry. The other three new technologies, the fluidized bed reactor process, the upgrading metallurgical grade silicon process and the vapor-to-liquid deposition, have the potential for lower cost production but are relatively new and less proven.

We use the modified Siemens process to produce polysilicon. We have been licensed by Poly Engineering, an industry recognized polysilicon production technology consulting firm based in Europe, with the exclusive rights in China, Taiwan, Hong Kong and Macau to utilize a modified Siemens process to produce polysilicon in our facilities. We further developed our manufacturing process by applying the modified Siemens process licensed from Poly Engineering.

The modified Siemens process includes three distinct steps: (1) TCS production; (2) distillation; and (3) deposition. In addition, we recover and recycle exhaust gas throughout the process in our closed loop manufacturing system. The diagram below describes our general manufacturing process:

TCS production. The first step of the manufacturing process is to produce TCS from two widely available industrial raw materials: MG-Si and liquid chlorine. Whereas many of our China-based competitors lack the capacity to produce TCS, the most costly production input for polysilicon production, we generate TCS in-house through our integrated manufacturing process. TCS production includes two steps: hydrogen chloride synthesis, or HCl synthesis, and TCS synthesis. At the HCl synthesis step, liquid chlorine from a chlorine tank is vaporized to chlorine gas and sent to the HCl synthesis furnace, where it reacts with hydrogen to generate HCl. At the TCS synthesis step that follows, MG-Si powder is then sent to a TCS furnace and reacted with HCl gas. The temperature in the TCS synthesis furnace is maintained at 280–320ºC to facilitate the TCS reaction.

Distillation. Distillation is a method of separating mixtures based on differences in their boiling points. Raw TCS is purified through distillation to produce high purity TCS feedstock. The difference in boiling points of TCS and impurities such as boron, phosphorous, and metal halides allow for purification of TCS. It is critical to remove these impurities in this process to eliminate the possible causes of low performance in solar cells. The unused HCl and TET, a by-product, are also separated from TCS through distillation and condensation. The HCl is recycled to produce TCS and TET is recycled to produce TCS through hydrogenation.

Deposition. The purified TCS from the distillation process is vaporized, mixed with hydrogen gas, and then fed into the deposition reactor. The mixed gas passes over heated silicon slim rods inside the deposition reactor. In the reactor, multiple pair slim rods are heated up to approximately 1,100°C and high purity silicon is deposited on the rods surface. The constant feeding of TCS and hydrogen gas allows for continuous silicon deposition until 150–200mm in diameter is achieved. At this point the deposition cycle is completed and the ultra pure silicon is harvested.

Closed loop manufacturing system

We have implemented the modified Siemens process in a completely closed loop system. The closed loop system is an advanced polysilicon manufacturing process widely used by leading international polysilicon manufacturers. We believe we are one of the few China-based polysilicon manufacturers that have fully implemented the closed loop system in the polysilicon production process. Compared to the open loop system, the closed loop system uses raw materials more efficiently, requires less electricity and produces less pollution. Manufacturing polysilicon generates an exhaust gas primarily consisting of hydrogen, HCl, and chlorosilanes. Using the vent gas recovery system, which combines condensers, distillation towers, adsorption beds and compressors, we are able to recycle the exhaust stream from our manufacturing process into components that can be reused. For instance, a by-product of the deposition step is TET, which is a toxic chemical. Through a separate hydrogenation process, we convert TET to TCS, so that we eliminate the costs related to TET disposal and reduce operational risks of TET treatment. Mixed chlorosilanes are recovered as a liquid stream suitable for separation where we can directly reuse TCS. Anhydrous HCl is recovered with high purity, suitable for use in TCS production. Recovered hydrogen typically contains contaminants of fewer than 10 parts per million and is recycled to the deposition reactors. Recycling significantly reduces costs related to waste disposal and the amount of raw materials we need to purchase for production.

Although the closed loop system has lower manufacturing costs than the open loop system, manufacturing facilities based on the open loop system can be built within a shorter period time with less initial capital investment for equipment. Most of polysilicon manufacturing facilities in China were traditionally built based on the open loop system. However, as the polysilicon market may face downward pricing pressure from time to time, we believe that an increasing number of China-based manufacturers are converting their open loop system to the closed loop system and some of them have completed such conversion. The full implementation of the closed loop system by other polysilicon manufacturers has diminished our competitive advantages provided by this system.

To achieve high efficiency in our manufacturing process, we have also installed a distribution control system and a thermal energy recycling mechanism. The distribution control system enables tight quality control, reduces process related variations, and improves productivity. Our thermal energy recycling system allocates heat generated from our deposition reactors and hydrogenation reactors to many other production areas, such as distillation facilities for TCS purification and our refrigeration station to support a large number of condensers.

Wafers

We have been conducting our wafer business through tolling arrangements with third party wafer manufacturers. We started construction of our Phase 1 250 MW wafer production facilities in July 2010. We commenced commercial production of mono-crystalline and multi-crystalline silicon wafers in April 2011. We expect our in-house wafer production to be cost competitive due to our access to high quality polysilicon feedstock and the integration of our polysilicon and wafer operations at facilities adjacent to each other. We expect that our in-house wafer operations will help lower our wafer production costs and produce wafers with consistent quality compared to outsourcing production to third party wafer manufacturers through tolling arrangements. Prior to production capacity ramp-up and full implementation of our wafer expansion plan, we anticipate that we will continue to utilize tolling arrangements to produce a significant portion of our wafers.

The manufacturing process of wafers typically consists of two major steps: ingot preparation and wafering. Multi-crystalline ingots are prepared by directional solidification in a casting furnace, while mono-crystalline ingots are made from single crystal silicon. Silicon ingots will then be shaped to the required sizes and sliced to wafers by wire saws.

Modules

We produce mono-crystalline and multi-crystalline modules.

To assemble photovoltaic modules, we interconnect multiple photovoltaic cells by soldering and stringing cells into a desired electrical configuration. Cells with similar electrical characteristics are matched during module assembly process to minimize efficiency losses. The interconnected cells are laid out, sandwiched with two layers of polymer, then laminated in a vacuum and cured by heating. The laminated module piece will then be assembled with aluminum frame and connected to a junction box and sent for final testing.

Manufacturing Capacity

The following table sets forth our major installed annual production capacity objectives as of the dates indicated and includes the expected date of initial commercial operation and fully ramped-up production of each expansion phase:

	Annual Production Capacity	Construction Period	Commercial Production Commencement	Fully Ramped-up Production
Polysilicon:
Phase 1a facilities(1)	1,500MT	June 2007—May 2008	July 2008	March 2009
Phase 1b facilities(1)	1,800MT	May 2008—May 2009	December 2009	January 2010
Capacity enhancement of Phase 1 facilities(1)	1,000MT	December 2010	December 2010	December 2010
Phase 2 facilities(2)	3,000MT	Second Quarter 2011—Third Quarter 2012(3)	Fourth Quarter 2012 (3)	First Quarter 2013(3)

Wafer:(1)
Phase 1 facilities	250MW	July 2010—February 2011	April 2011	November 2011(3)

Module:(4)
Phase 1 facilities	200MW	September 2009—April 2010	May 2010	Third Quarter 2011(3)

Notes:	(1)	The facilities are located in Chongqing.
	(2)	The facilities are located in Xinjiang.
	(3)	Time schedules are estimated based on our current plans.
	(4)	The facilities are located in Nanjing.

We achieved annual polysilicon production capacity of 3,300 MT in January 2010 and we increased our production capacity to 4,300 MT by the end of 2010 through capital enhancement projects. We expect to further ramp up our production capacity to 7,300 MT by the end of 2012.

Our capacity expansion plan is preliminary and subject to risks and uncertainties that may be out of our control. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.”

Materials and Inputs Used in Production

Polysilicon

Raw materials required for our polysilicon manufacturing process primarily include metallurgical grade silicon, which is silicon of 95% to 99% purity, and liquid chlorine, two widely available industrial raw materials used in our in-house production of TCS, electricity and other utilities, and other significant inputs for production, such as argon gas, caustic soda and graphite parts.

The costs of electricity are significant in the production of polysilicon. The electricity costs in Chongqing are much lower than those in coastal areas in China and those in developed countries due to Chongqing’s abundant hydroelectric resources. We also use other utilities, such as steam, water and natural gas, for our manufacturing process. Steam supply is important to the production of polysilicon. We historically relied upon a local supplier as the sole source of steam for our production but, since June 2009, we have produced steam in-house to partially satisfy our steam requirements.

Wafers

Wafer manufacturing uses solar grade polysilicon as the primary raw material and consumables such as crucibles, wires and slurry. We intend to utilize our in-house solar grade polysilicon for wafer production. Our high quality polysilicon is a crucial factor that will enable us to provide high quality silicon wafers to customers.

Modules

Raw materials required for the module manufacturing process primarily include high efficiency mono-crystalline and multi-crystalline photovoltaic cells, ethylene-vinyl acetate, tempered glasses, back films, aluminum frames and junction boxes. We intend to continue to utilize tolling arrangements with third party cell manufacturers to exchange our polysilicon for cells to be further assembled into modules.

Equipment

The major polysilicon production equipment includes hydroelectrolysis devices, hydrochlorination synthesis furnaces, TCS synthesis furnaces, distillation towers, polysilicon deposition reactors, hydrogenation reactors, exhaust gas recovery units and distribution control systems. The major wafer production equipment includes crystal growing furnaces, crucible coating machines, squarers, wire saws, wet benches and testing tools. The major module production equipment includes automatic laminating machines, auto framing machines, automatic glue injection machines and testing tools.

We have close relationships with several of the world’s leading equipment manufacturers and work closely with selected equipment manufacturers to develop and build our production lines. In addition, we developed technical specifications for the design of our power supply systems and reactors and have engaged manufacturers to construct the equipment in accordance with our specifications. Our engineers work closely with our equipment suppliers to design our production facilities. Furthermore, to lower costs, we have purchased and will continue to purchase equipment that can be appropriately designed and manufactured by China-based suppliers. Our technical team is responsible for overseeing the installation of our manufacturing lines to optimize the interaction between the various individual components of the entire production process. They work together with our equipment suppliers’ technical teams on site at the time of installation.

Quality Assurance

We apply our quality control system at each stage of our manufacturing process, from raw materials procurement to production and delivery, in order to ensure a consistent quality of our products. We systematically inspect raw materials from our suppliers, such as MG-Si, liquid chlorine and various consumables for our polysilicon business and photovoltaic cells for our module business. We also test our inputs in each stage of our production process to ensure the inputs meet all technical specifications.

We sample each lot of polysilicon harvested from the deposition reactors and keep the samples for product quality tracking purpose. We also set up a product tracking system to trace back all shipped products to the samples we keep and to our database, which contains detailed information of each shipment. We received the ISO 9001:2000 certification for our quality assurance system for production of polysilicon, which we believe demonstrates our technological capabilities and inspires customer confidence. In addition, in 2009, Chongqing Science and Technology Commission issued a three-year certificate to recognize our polysilicon as a high and new technology product and included our polysilicon in its 2009 list of key new products.

We currently conduct much of our wafer business through tolling arrangements with third party wafer manufacturers. In deciding whether to engage in tolling arrangements with a manufacturer, we conduct due diligence and evaluate the manufacturer based on several criteria, such as qualification and certification, product quality and internal quality assurance standards and procedures. We require third party wafer manufacturers to test the technical specifications and quality of each batch of wafers before shipping them to our customers. We also conduct in-house quality inspection at our own wafer production facilities.

We inspect and test the quality of photovoltaic cells sourced from third party cell manufacturers, which are raw materials for our module production. Cells that fail to pass our initial inspection are returned to the suppliers. After cells are assembled into modules, we conduct a quality check prior to packaging. Our modules meet international standards for electrical, quality and safety requirements and have been certified by TÜV Rheinland LGA Products GmbH and Underwriters Laboratories Inc. We provide our customers with a five-year limited product warranty against defective materials and workmanship and a 25-year limited power output warranty against loss in power for our modules.

In order to facilitate our production of photovoltaic products and ensure the quality of the finished product, we have set up a laboratory for the analysis of raw materials, in-process quality control and finished products and the supervision of environmental pollution and safety.

Customers and Sales

We currently sell polysilicon and wafers to China-based photovoltaic product manufacturers and modules to photovoltaic system integrators in Europe. Our customers are mainly China-based photovoltaic companies. Our major customers include operating entities of China Sunergy, Solarfun, Solargiga, Tianwei New Energy and Yingli Green Energy. We sell a substantial portion of our photovoltaic products to a limited number of customers. In 2009, our top three customers in aggregate accounted for 53.6% of our total revenues. In 2010, our top three customers in aggregate accounted for 35.1% of our total revenues.

The majority of our polysilicon sales are made under framework contracts. The framework contracts typically provide binding terms for the sales volumes of our polysilicon. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are made. We also sell a significant portion of our polysilicon products to various China-based customers on a spot pricing basis. We currently sell all of our wafer and module products on a spot pricing basis.

We have established nationwide marketing capability through our sales team in China. Each member of our sales team is dedicated to a particular region. Our sales team attends domestic and international industrial conferences and trade fairs and organizes advertising and public relations events. Our sales and marketing team works closely with both our research and development team and our production team to coordinate our ongoing supply and demand planning. In addition, to develop our module business internationally, we have recently established a dedicated sales team focused on international sales. Members of this team attend international industrial conferences and trade fairs and pay on-site visits to our potential module customers outside of China.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. Therefore, we intend to significantly increase our investment of management and financial resources in research and development.

We believe that we have one of the leading research and development teams among photovoltaic product manufacturers in China. Our research and development team consists of 29 experienced researchers and engineers, including 4 experts who enjoy industry-wide recognition in China and internationally and a full-time technical consultants with extensive industry experience. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. As a result of these effort, we were able to, for example, design and complete a capital improvement project to improve our off-gas recovery system in the Wanzhou Phase 1 polysilicon facility. The end result is increase of our name plate capacity from 3,300MT to 4,300MT.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we have ten pending patent applications covering different aspects of the polysilicon manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements on certain key aspects of our operation. Pursuant to a technology license and engineering service agreement between Chongqing Daqo and Poly Engineering dated June 15, 2008, as amended in June 2010, Poly Engineering granted a license to Chongqing Daqo with the exclusive rights to utilize certain know-how related to a modified Siemens process to produce polysilicon in Chongqing Daqo’s facilities. The license is perpetual and irrevocable. The license is exclusive within China, Taiwan, Hong Kong and Macau until December 31, 2011. Poly Engineering and its affiliates are prohibited from directly or indirectly soliciting, entertaining offers from or negotiating with any other parties related to the licensed know-how in

China, Taiwan, Hong Kong and Macau during the exclusive period. Pursuant to the agreement, Chongqing Daqo agreed to pay Poly Engineering a fixed amount of fee in 2008 and the amount equal to a percentage its polysilicon revenues in 2009, 2010 and 2011 for the exclusive right and services fees. All amounts due to Poly Engineering by the end of 2010 have been fully paid. Chongqing Daqo and Poly Engineering also entered into a technical services contract dated June 30, 2008, pursuant to which Poly Engineering agreed to provide certain technical supports to Chongqing Daqo. See also “Item 7. Major Shareholders and Related Party Transaction—Transactions with Daqo Group—Transactions relating to Poly Engineering” for historical agreements among Daqo Group, Daqo New Material and Poly Engineering. For the risks associated with our reliance on certain third-party technologies, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We rely on third party intellectual property for certain key aspects of our operation, which subjects us to the payment of license fees and potential disruption or delays in the production of our products.”

Most of our equipment supply contracts with international suppliers include an indemnification provision under which the supplier undertakes to indemnify us against actions, claims, demands, costs, charges, and expenses arising from or incurred by reason of any infringement or alleged infringement of patent, copyright, trade mark or trade name by the use of the equipment provided by the supplier. However, it is unclear whether we will be entitled to such indemnification in the event that we use the equipment supplied by such supplier in conjunction with other equipment not supplied by such supplier. In addition, many of our equipment supply contracts with China-based suppliers do not provide any intellectual property indemnification provisions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.”

Competition

We face competition in China and in the international market in which we may have sales.

The photovoltaic market is dominated by a few major manufacturers with a large number of small manufacturers competing for the remaining small portion of the market. We face competition mainly from top manufacturers who have succeeded in establishing a strong brand name with solar companies. For our polysilicon and wafer businesses, our major international competitors include Hemlock, Wacker, OCI, REC, MEMC, M.Setek, Green Energy Technology, and Sino-American Silicon, and our China-based competitors include GCL-Poly, China Silicon Corporation, Sichuan Xinguang Silicon Science and Technology, LDK Solar, ReneSola, JinkoSolar and Comtec Solar Systems. In addition, many solar cell and module manufacturers have or have announced the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon, including some of our customers and potential customers. We compete with these in-house capabilities, which could limit our ability to expand our sales. Furthermore, the demand for our polysilicon may be adversely affected by alternative technologies in cell manufacturing. The vast majority of silicon-based photovoltaic cell manufacturers currently use chunk or granular polysilicon. However, alternative technologies are being developed in cell manufacturing. For example, one such technology, thin-film cell production, uses little to no silicon in the production of solar cells. We believe that the solar cells made using thin-film technologies tend to have lower energy conversion efficiency than silicon-based solar cells, even though the cost to manufacture thin-film solar cells is lower than that to manufacture silicon-based cells. Based on our management’s industry knowledge, we do not believe that the energy conversion efficiency rates of thin-film cells are likely to reach those of silicon-based cells in the near future. However, if it does happen, thin-film solar cell development and production may expand significantly, which may restrict the market for silicon-based solar cells and decrease the demand for our polysilicon.

As we continue to expand our module business, we expect to face competition from local and international module manufacturers that are substantially larger than us, including solar energy divisions of large conglomerates such as BP Solar and Sharp Corporation, photovoltaic module manufacturers such as SunPower, Suntech Power, Solarfun and Canadian Solar and integrated photovoltaic product manufacturers such as Yingli Green Energy, SolarWorld and Trina Solar.

We believe that the key competitive factors in the market for photovoltaic products include:

•	product quality;

•	price and cost competitiveness;

•	manufacturing technologies and efficiency;

•	manufacturing reliability;

•	economies of scale; and

•	reputation.

We believe we differentiate ourselves from our competitors and capture market share in the polysilicon markets through our product quality, price and cost competitiveness, and manufacturing technologies and efficiency.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China and our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

China enacted the Renewable Energy Law in February 2005 and amended the law in December 2009. The amended Renewable Energy Law sets forth the national policy to encourage and support the development and use of solar and other renewable energy and its use for on-grid generation. The law also sets forth the national policy to encourage the installation and use of solar technologies in water-heating systems, heating and cooling systems, power generation systems and other energy utilization systems. In addition, the law provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects.

In January 2006, the National Development and Reform Commission issued two implementing rules relating to the Renewable Energy Law that, among other things, provide general policies regarding the pricing of on-grid power generated by solar and other renewable energy.

In May 2006, the Ministry of Finance issued measures providing that the Chinese government shall provide certain government subsidies and financial incentives to support the development of the renewable energy industry, including the solar energy industry.

In August 2006, the Ministry of Construction and the Ministry of Finance also issued guidelines which sought to expand the use of solar energy in residential buildings.

In July 2009, the Ministry of Finance, the Ministry of Science and Technology and the National Energy Bureau jointly issued measures that provide for government subsidies to support the photovoltaic industry.

In September 2009, the NDRC and nine other governmental agencies jointly issued measures aimed at curtailing the perceived over-capacity in certain industry sectors, such as steel, concrete, polysilicon and wind power equipment. Pending the promulgation of more specific regulations, the measures require new projects after the date of the new measures in any of the deemed “over-capacity industries” to obtain approval from NDRC. The measures also provide that the Chinese government shall support polysilicon manufacturers with large manufacturing capacities and advanced technologies. As a result, any entity which plans to establish a polysilicon manufacturing facility or to expand its current manufacturing facility in China after the measures were issued must seek pre-approval from NDRC. On January 24, 2011, NDRC issued detailed regulations for the approval of new polysilicon construction projects. These new criteria include the following:

a.	Capital requirement: the company’s own capital must be no less than 30% of the new polysilicon plant investment;

b.	Production scale: solar polysilicon plants must have an annual capacity greater than 3,000 MT; and

c.	Other criteria: other criteria apply to the size of the land used, electricity consumption, and recycling rates.

Environmental and Safety Regulations

We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. China enacted the Environmental Protection Law effective December 1989. In addition to the Environmental Protection Law, we are subject to a variety of specific laws and regulations in China related to the storage, use and disposal of hazardous materials, including laws and regulations governing water pollution, air pollution, solid waste pollution, noise pollution, hazardous chemicals, pollutant discharge fees and environmental impact appraisals. We are also subject to laws and regulations governing worker safety, work safety permits and occupational disease prevention. Our operation is subject to regulation and periodic monitoring by local environmental protection and work safety authorities.

Status of Our Business in Foreign Investment Industrial Guidance Catalogues

The principal regulation governing foreign ownership of businesses in the photovoltaic industry in China is the Foreign Investment Industrial Guidance Catalogue, which is revised from time to time and was last revised effective as of December 1, 2007. The polysilicon manufacturing business falls into the category of encouraged foreign investment industry under the regulation. Foreign invested companies categorized as “encouraged” are entitled to preferential treatment by the Chinese government, including exemption from tariffs on equipment imported for its own use.

Tax

Chinese Enterprise Income Tax

Under the EIT Law, which became effective on January 1, 2008, enterprises in China are generally subject to a uniform income tax rate of 25%. However, qualified enterprises located in central or western China may enjoy preferential tax rate under a series of national policies adopted to encourage investment in central and western China. Chongqing Daqo qualifies for a special reduced rate of 15% through 2010 pursuant to the policies. Accordingly, Chongqing Daqo is subject to the preferential enterprise income tax rate of 15% in lieu of the 25% uniform national tax rate through 2010. As of the date of this annual report, the Chinese government has not announced if they will renew this special reduced rate of 15%. In December 2009, Chongqing Daqo was qualified as a “Chongqing Municipality High and New Technology Enterprise,” subject to the government’s grant of a formal certificate. This will entitle it to a preferential income tax rate of 15% for three years from the grant date of the certificate and can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval.

Under the EIT Law, an enterprise established outside of China with its “de facto management bodies” within China may be considered a resident enterprise for Chinese tax purposes and be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules of the EIT Law provide that the term “de facto management bodies” refers to management bodies which have material management and control over all aspects of the business, including production, operations, personnel, finance, and assets. It is unclear whether Chinese tax authorities would determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a resident enterprise. Currently, substantially all of our income is already China-source income subject to Chinese taxes. However, a portion of the net proceeds received from our initial public offering were deposited into interest bearing bank accounts.

Under the implementation rules for the EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. The Cayman Islands, where Daqo Cayman is incorporated, does not have such a tax treaty with China.

Chinese Value Added Tax

Pursuant to the Provisional Regulation of China on VAT, and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Furthermore, when exporting goods, the exporter is entitled VAT refund, which amount will be a portion of or all of the VAT it has already paid or borne.

Foreign Currency Exchange

Foreign currency exchange in China is primarily governed by two sets of regulations issued in 1996.

Under the Foreign Exchange Administration Rules, the Renminbi is freely convertible for routine current account items, including distribution of dividends, payment of interest, and trade and service-related foreign exchange transactions. However, conversion of Renminbi for most capital account items, such as direct investment, overseas loan, securities investment and repatriation of investment, is still subject to the approval of SAFE.

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign invested enterprises may only buy, sell and remit foreign currencies at authorized banks and must comply with certain procedural requirements, such as providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Foreign invested enterprises are also subject to limitations on capital investments outside of China, which include requirements to obtain approvals from the Ministry of Commerce, the National Development and Reform Commission and SAFE.

SAFE Circular No. 75

SAFE Circular No. 75, which became effective as of November 1, 2005, requires Chinese residents, including both legal persons and natural persons, to register with their local SAFE branch before establishing or acquiring control of any company outside of China with assets or equity interests in Chinese companies for the purpose of capital financing. Such a company outside of China is referred to as an “offshore special purpose company.” Chinese residents must also file amendments to their registrations if their offshore companies experience capital variation, such as changes in share capital, share transfers, mergers and acquisitions, long-term equity or debt investments or creation of any security interest over any assets located in China or any other material change in share capital. Failure to comply with the registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant Chinese entity. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Chinese regulations relating to offshore investment activities by Chinese residents may increase the administrative burden we face and may subject our

Chinese resident beneficial owners or employees to personal liabilities, limit our subsidiaries’ ability to increase its registered capital or distribute profits to us, limit our ability to inject capital into our Chinese subsidiaries, or may otherwise expose us to liability under Chinese law.”

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and variable interest entity, as of the date of this annual report.

Notes:	(1)	Individual owners of Daqo Group beneficially hold equity interests in Daqo Cayman through seven personal holding companies incorporated in the British Virgin Islands. See “Principal Shareholders.”
	(2)	Indicates the respective shareholding percentage of the shareholders in Daqo Cayman.
	(3)	Indicates jurisdiction of incorporation.
	(4)	Indicates companies within the listing group.
	(5)	Represents a variable interest entity.

D. Property, Plants and Equipment

We are headquartered in Wanzhou, Chongqing, China, where we own several buildings with an aggregate of approximately 82,239 square meters of office and manufacturing space as of December 31, 2010. We have been granted land use rights to approximately 512,240 square meters of land on which our plants or offices are situated, and such land use rights are usually valid for a period of fifty years starting from the date of grant from the local government. In addition, we lease approximately 130 and 380 square meters of office space in California and Shanghai, respectively.

We believe that our existing facilities, together with our facilities under construction, are adequate for our current and foreseeable requirements.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

Environmental and Safety Matters

Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. We believe we are in compliance with all present national and local environmental protection requirements in all material respects and have all the necessary environmental permits to conduct our business in China. We process all our waste water and waste gas through various treatments so that they meet the respective national discharge standard. In addition, most of our solid waste can be reused and does not contain poisonous materials. We have established a pollution control system and installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our manufacturing process.

We are required to undergo the acceptance inspections of environmental protection and work safety and obtain approval with relevant governmental authorities before our manufacturing lines commence full production. Our production facilities are subject to various pollution control regulations with respect to noise and air pollution and the disposal of waste and other hazardous materials. We have obtained a pollutant discharge permit, a work safety permit for storage and use of hazardous chemicals and permit for the registration of use of atmospheric pressure containers for the pressure containers we have installed.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We purchased property insurance and project construction insurance policies covering our inventory, equipment, vehicles, facilities, buildings and buildings under construction. These insurance policies cover losses due to fire, explosion and a wide range of human accidents. We also provide social security insurance including pension insurance, unemployment insurance, work related injury insurance and medical insurance for our employees. We do not maintain business interruption insurance or general third-party liability insurance. We also do not have product liability insurance or key-man life insurance. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—we have limited insurance coverage. In particular, we do not have any product liability insurance or business interruption insurance.” We consider our insurance coverage to be in line with that of other manufacturing companies of similar size in China.

ITEM 4a.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2008, 2009 and 2010 and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A. Operating Results

Overview

We are a leading polysilicon manufacturer based in China and we aim to become a vertically integrated photovoltaic product manufacturer. With an installed annual polysilicon production capacity of 4,300 MT as of the date of this annual report, we believe we are one of the largest polysilicon manufacturers in China. We have started expanding downstream into the wafer manufacturing business and are ramping up our module manufacturing business. We also intend to enter into the cell manufacturing business in the future.

We strive to improve our polysilicon production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement, as well as equipment enhancement. As a result of these initiatives, we produced 3,771 MT of polysilicon in 2010. We plan to increase our annual production capacity to 7,300 MT by the end of 2012 through adding a Phase 2 production line and improving our production efficiency.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts. We also sell a significant portion of our polysilicon on a spot pricing basis. As of December 31, 2010, our major photovoltaic product customers included operating entities of China Sunergy, Solarfun, Solargiga, Tianwei New Energy and Yingli Green Energy.

We aim to become a vertically integrated photovoltaic product manufacturer. We have started expanding downstream into the wafer manufacturing business. We completed the construction of our Phase 1 wafer manufacturing facilities in Chongqing with an annual installed capacity of 250 MW commenced commercial production in April 2011 and plan to ramp up to the full capacity by the end of 2011. We will use our own polysilicon to produce wafers. In addition, we are ramping up our module manufacturing business. We plan to sell module products to photovoltaic system integrators and distributors in China and internationally, leveraging our well-recognized “Daqo” brand. We expect this downstream market to grow rapidly. We source cells for our module production through direct purchases and tolling arrangements, and we assemble modules at our own facilities. As of the date of this annual report, we had an annual module production capacity of 150 MW at our facilities in Nanjing and plan to increase our production capacity to 200 MW by the third quarter of 2011. We commenced commercial production of modules in May 2010 and shipment to Europe in July 2010. We also intend to enter into the cell manufacturing business in the future.

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008. In 2009, we produced 1,523 MT of polysilicon and sold 1,498 MT, compared to 291 MT of polysilicon produced and 237 MT sold in 2008. In 2010, we produced 3,771 MT of polysilicon and sold 3,650 MT. We generated revenues of $111.2 million and $242.7 million and achieved net income attributable to Daqo New Energy Corp. shareholders of $30.8 million and $68.6 million in 2009 and 2010, respectively.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and are important for understanding our business:

•	demand for photovoltaic products, including government incentives to promote the usage of solar energy;

•	product prices;

•	our product mix;

•	our production capacity and utilization; and

•	our production costs.

Demand for photovoltaic products

Our business and revenue growth are, in part, dependent on the demand for photovoltaic products. The photovoltaic industry remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Although demand for photovoltaic products has grown significantly over the past decade, the global economic slowdown and turmoil in the global financial markets that unfolded in 2008 and continued in 2009, coupled with rapid declines in petroleum and natural gas prices, have made solar energy less cost competitive and less attractive as an alternative source of energy.

Demand for photovoltaic products is driven, in part, by government incentives that make the economic cost of solar power competitive with the cost of traditional and other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. Reduction in or elimination of government subsidies and economic incentives may hinder the growth of this market or result in lower sales prices for solar energy products, which could cause our revenues to decline.

Product prices

The sales prices of our photovoltaic products are volatile and cannot always be predicted with certainty. Our sales prices declined from mid-2008 to the middle of 2010 due to industry-wide excessive supply but stabilized in the third quarter of 2010 and increased mildly in the fourth quarter of 2010 due to end market surging demand. The decline in polysilicon market price had resulted in an approximately 61% decrease in our average selling price of polysilicon from 2008 to 2009 and a further 18% decrease from 2009 to 2010. As a result, our revenues from sales of polysilicon increased moderately from $56.4 million in 2008 to $217.9 million in 2010 despite the significant growth in sales volume to customers from 237 MT in 2008 to 3,650 MT in 2010. Our gross margin decreased from 65.6% in 2008 to 37.7% in 2009 and 43.8% in 2010. We may continue to face downward price pressure as the global sales prices for photovoltaic products continue to fluctuate over time. We expect that our future financial results will also be affected by prices of our wafers, cells and modules.

Product mix

The proportion of our revenues that are generated from the sales of other photovoltaic products, also referred to as product mix, affect our revenues and profitability. We currently generate substantially all of our revenues from sales of polysilicon. In 2009, we generated other revenues from sales of cells that we processed through tolling arrangements with third party cell manufacturers and, in 2010, we also generated other revenues from sales of modules and wafers. We processed wafers through tolling arrangements with third party wafer manufacturers. As we expand our wafer and module businesses, we expect that the absolute dollar amounts and the percentage of our revenues generated from sales of these products will increase, while our profit margins will decrease due to the lower profit margins of wafer and module products as compared to polysilicon. We expect revenues from module sales to account for an increasing portion of our total revenues in the future. Sales prices of modules are higher than those of polysilicon and wafers, and we plan to utilize our in-house produced polysilicon and wafers for our module products and sell modules directly to customers.

Our production capacity and utilization

We plan to significantly increase our production capacity and utilization to meet the long-term growth in demand for photovoltaic products and to improve our economies of scale. For our polysilicon business, we ramped up our Phase 1a facilities to their full annual capacity of 1,500 MT in early 2009 and ramped up production at the Phase 1b facilities to their full annual capacity of 1,800 MT in January 2010. We expanded the aggregate capacity of our Phase 1a and Phase 1b facilities to 4,300 MT through a capital enhancement project in 2010 and expect to increase our total annual production capacity to 7,300 MT by the end of 2012. For our wafer business, we commenced commercial production in April 2011 and plan to fully ramp up production to 250 MW by the end of 2011. For our module business, we plan to increase our production capacity from 50 MW as of June 30, 2010 to 200 MW in the third quarter of 2011. We believe that this expansion will help us improve economies of scale in production by reducing the unit cost of our products and our equipment costs while significantly increasing our capital expenditures and depreciation expenses.

Our production costs

Our polysilicon production costs consist primarily of the costs of electricity and other utilities, raw materials and labor. As electricity is the largest component of our polysilicon production costs, we anticipate our production costs to fluctuate from quarter to quarter correlating with the different seasonable electricity rates that the local power grid charges. Daqo Chongqing uses electricity generated from the hydropower station in Chongqing which generates electricity mostly during times of high precipitation, primarily in the second and third quarters of each year. As a result, the electricity costs of Daqo Chongqing are generally lower in the second and third quarters and higher in the first and fourth quarters, which in turn affects our cost of revenues. Our wafer production costs consist primarily of the costs of polysilicon, other raw materials, tolling fees charged by third party wafer manufacturers, labor and depreciation. We believe that as we commence and fully ramp up our in-house wafer production capacity, we will be able to reduce the extent of our reliance on tolling arrangements with third party wafer manufacturers, which in turn will reduce unit cost of our wafers. Our module production costs consist primarily of costs of photovoltaic cells, other raw materials, tolling fees charged by third party cell manufacturers, labor and depreciation. We believe that unit cost of our modules will decrease over time as we develop our in-house module production capability and fully integrate our polysilicon, wafer and module manufacturing businesses. With the completion of construction and the gradual ramp-up of our production facilities, we will seek to implement additional measures to reduce our production costs. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations. If we fail to continue to reduce our production costs, our profitability and competitiveness will be adversely affected.

Components of Results of Operations

Revenues

Substantially all of our revenues are derived from the sale of polysilicon. In 2009, we generated other revenues from sales of cells that we processed through tolling arrangements and, in 2010, we also generated other revenues from sales of modules and wafers. We processed wafers through tolling arrangements with third party wafer manufacturers. We expect revenues from module sales to account for an increasing portion of our total revenues in the future. Sales prices of modules are higher than those of polysilicon and wafers, and we plan to utilize our in-house produced polysilicon and wafers for our module products and sell modules directly to customers.

We commenced polysilicon production in July 2008 and therefore did not have any revenues for the period from our inception in 2006 to June 2008. In 2008, we produced 291 MT and sold 237 MT of polysilicon. In 2009, we produced 1,523 MT of polysilicon, sold 1,498 MT to our customers and used approximately 16 MT to process cells through our tolling arrangements. In 2010, we produced 3,771 MT of polysilicon, sold 3,650 MT to our customers and used approximately 20.5 MT to process wafers through our tolling arrangements. Our polysilicon selling prices are directly affected by global supply and demand conditions. Due to the global oversupply of polysilicon since late 2008 and the resulting pricing pressure, the average selling price of our polysilicon decreased by 61% in 2009 as compared to that in 2008 while the average selling price of our polysilicon decreased by 18% in 2010 as compared to that in 2009. The decrease of the polysilicon market price in turn adversely affected our revenues in 2008, 2009 and 2010.

We generated revenues of $56.4 million, $111.2 million and $242.7 million and achieved net income attributable to our shareholders of $21.5 million, $30.8 million and $68.6 million in 2008, 2009 and 2010, respectively. Our revenues in 2009 included $106.2 million generated from sales of polysilicon and $5.0 million from sales of photovoltaic cells processed from our polysilicon through tolling arrangements. Our revenues in 2010 include $217.9 million generated from sales of polysilicon, $10.8 million from sales of wafers processed from our polysilicon through tolling arrangements and $14.0 million generated from sales of modules.

We have entered into framework agreements with some of our customers. These contracts typically contain binding terms related to the sales volumes of our photovoltaic products during the contract period. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are placed. Such pricing determination method has caused, and is expected to continue to cause, fluctuations in our revenues and results of operations. We also sold a significant portion of products at spot market prices.

In 2009, our top three customers, Yingli Green Energy, ReneSola and Solargiga, accounted for approximately 28%, 13% and 12% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 54% of our total revenues. During 2010, our top three customers, Yingli Group, Solargiga and Solarfun, accounted for approximately 13.9%, 12.5% and 8.7% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 35.1% of our total revenues.

Cost of revenues

Our cost of revenues primarily consists of:

•	depreciation of property, plant and equipment;

•	electricity and other utilities, such as steam, water and natural gas;

•	raw materials, including metallurgical grade silicon, liquid chlorine, nitrogen, calcium oxide and hydrogen;

•	direct labor, including salaries and benefits for personnel directly involved in production activities; and

•	processing fees paid to wafer and cell manufacturers pursuant to tolling arrangements.

Due to our capacity expansion, depreciation in absolute terms has increased significantly and we expect this trend to continue as we further expand our polysilicon production capacity and develop our wafer and module businesses. We also expect that our total cost of revenues will increase as we increase our sales volume. We expect the cost of revenues as a percentage of total revenues may continue to increase as we undertake our vertical integration initiatives while we expect that such increase will be partially offset.

Operating expenses/income

Our operating expenses include selling, general and administrative expenses and research and development expenses, which are partially offset by other operating income as described below.

Selling, general and administrative expenses

Our selling, general and administrative expenses consist primarily of salaries and benefits for our administrative, finance and sales personnel, packaging and shipping costs, sales-related travel and entertainment expenses, other travel and corporate expenses, depreciation of equipment used for administrative purposes and professional expenses. All costs in connection with start-up activities, including costs incurred prior to commencement of production and corporate formation costs of Daqo Cayman, were expensed as incurred. We expect that the amount of our selling, general and administrative expenses will increase as we expand our polysilicon production capacity, execute our vertical integration strategy, increase our sales efforts, hire additional personnel, and incur professional expenses to support our operations as a listed company in the United States.

Research and development expenses

Our research and development expenses consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses to increase significantly in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products, and expand our business beyond polysilicon manufacturing.

Other operating income

Our other operating income reflects government subsidies that we receive from time to time, including financial incentives from Chongqing local government. We record government subsidies as other operating income when we receive them. The amount and timing of subsidies cannot be predicted with certainty.

Interest income and expense

Our interest income represents interest on our cash balances. Our interest expenses relate primarily to our short-term and long-term borrowings from banks, less capitalized interest expenses to the extent they relate to our capital expenditures.

Taxation

Cayman Islands tax

We are a tax exempted company incorporated in the Cayman Islands and are not subject to tax in this jurisdiction.

PRC tax

Our Chinese subsidiaries are foreign invested enterprises in China. Under the EIT Law, which became effective on January 1, 2008, the Chinese enterprise income tax rate is 25%.

Chongqing Daqo, our wholly owned Chinese subsidiary and a foreign-invested enterprise established in the central and western region in China, is entitled to a preferential income tax rate of 15% from the date of its establishment to December 31, 2010. In December 2009, Chongqing Daqo was qualified as a “Chongqing Municipality High and New Technology Enterprise,” subject to the government’s grant of a formal certificate. This will entitle it to a preferential income tax rate of 15% for three years from the grant date of the certificate and can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval.

Daqo New Material, our consolidated variable interest entity and a domestic Chinese enterprise, was subject to an income tax rate of 33% for the period from November 16, 2006 to December 31, 2007 and 25% from January 1, 2008 onward.

Nanjing Daqo, our wholly owned Chinese subsidiary and a foreign invested enterprise, is subject to an income tax rate of 25%.

Under the EIT Law and implementation regulations issued by the State Council of China, a dividend payment by a foreign-invested entity to its foreign shareholders is subject to a 10% withholding tax. We intend to reinvest all of Chongqing Daqo’s undistributed earnings into our capacity expansion and do not plan to distribute any of the earnings as dividends in the foreseeable future and, accordingly, we have not set aside provision for Chinese dividend withholding tax. If we do distribute these earnings in the form of dividends, we will be subject to the withholding tax at a rate of 10%.

Pursuant to the Interim Regulations on Value Added Tax and their implementation rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services or the importation of goods in China are generally required to pay value-added tax, or VAT, at a rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Furthermore, when exporting goods, the exporter is entitled to VAT refund, which amount will be a portion of or all of the VAT that it has already paid or borne. For our sale of polysilicon products to China-based purchasers, we are subject to the 17% VAT without any VAT refunds for such sales.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosure of contingent assets and liabilities at the end of each reporting period, and (3) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our financial statements, you should consider (1) our selection of critical accounting policies, (2) the judgment and other uncertainties affecting the application of such policies, and (3) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

Revenue recognition

We generate revenues primarily from the sale of polysilicon, wafer and module and recognize revenues when all of the following conditions are met: persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery of the products has occurred, title and risk of loss have transferred to customers and collectability of receivable is reasonably assured. Our polysilicon sales agreements with our customers typically do not contain product warranties except for return and replacement of defective products within a period ranging from 3 to 30 days from delivery. In addition, our agreements do not contain post-shipment obligations or any other return or credit provisions.

A majority of our sales contracts provide that title and risk of loss related to the products are transferred to our customers upon receipt. We may extend credit terms to our customers after assessing a number of factors to determine their credit worthiness.

Allowance for doubtful accounts

We conduct credit reviews for customers to whom we extend credit terms. We estimate the amount of accounts receivable that may not be collected based on the aging of our accounts receivable and specific evidence relating to the financial condition of our customers that may affect their ability to pay their balances.

Depreciation

Our long-lived assets mainly include property, plant and equipment. We depreciate our property, plant and equipment on a straight-line basis over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings and plants to be 20 years, our machinery and equipment to be 10 years, our furniture and office equipment to be 3 to 5 years and our motor vehicles to be 6 years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods.

Impairment of long-lived assets

We evaluate our long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the asset group to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. Fair value is based upon discounted cash flows of the assets at the rate deemed reasonable for the type of asset and prevailing market conditions, appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in the future accounting periods. Our estimates of cash flows are based on the current regulatory, social and economic climates where we conduct our operations as well as recent operating information and budgets for our business. These estimates could be negatively impacted by changes in laws and regulations, economic downturns, or other events affecting our business. For the periods presented, we recorded no impairment of our long-lived assets.

Product warranties

We provide a limited warranty to the original purchasers of our solar modules for periods of two or five years regarding defects in materials and workmanship, and 25 years regarding minimum power output. We accrue warranty costs when recognizing revenue and recognize such costs as a component of selling expense. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel. Due to our limited solar module manufacturing history, we have not yet had any warranty claims. Based on our best estimates of both future costs and the probability of incurring warranty claims, we currently accrue for product warranties at 1% of solar module sales. We derive our estimates from a number of factors, including (1) an assessment of competitors’ accrual and claim history and (2) results from academic research, including industry—standard accelerated testing and other assumptions that we believe to be reasonable under the circumstances. We acknowledge that such estimates are subjective and we will continue to analyze the performance of our products compared to our competitors and academic research results to determine whether the accrual is adequate. To the extent that actual warranty costs differ from our estimates, or our expectations of future costs change, we will prospectively revise our accrual rate and/or the accrual balance. Such adjustments could have a material effect on our consolidated results of operations. For example, an increase or decrease of 0.1% accrual rate (i.e., to 1.1% or 0.9%) would have resulted in a corresponding increase or decrease in warranty expenses of $13,984 for the year ended December 31, 2010.

Consolidation of variable interest entity

In addition to the financial statements of Chongqing Daqo and Nanjing Daqo, our wholly owned subsidiaries in China, we also consolidated the financial statements of Daqo New Material as a variable interest entity of Chongqing Daqo starting from July 1, 2008.

We were incorporated in November 2007 in the Cayman Islands. Our principal operating subsidiary, Chongqing Daqo, was established in China in January 2008. Daqo New Material was established by Daqo Group, an affiliated company controlled by our founding shareholders, on November 16, 2006. Daqo New Material’s activities included acquiring land use rights for our polysilicon manufacturing and constructing certain production infrastructure prior to the incorporation of our company and Chongqing Daqo.

After its establishment, Chongqing Daqo entered into a lease agreement with Daqo New Material dated June 30, 2008 to rent all of Daqo New Material’s land, production infrastructure and machinery and equipment for our polysilicon production. The initial lease agreement has a five-year term starting July 1, 2008, with monthly lease payments at a fixed amount of RMB9.95 million ($1.4 million). The rental amount under the initial lease agreement was determined based on factors, such as Daqo New Material’s operating expenses, interest expenses and the return on investment required by Daqo New Material’s owners. The initial lease agreement also provided that if Daqo New Material transferred the ownership of the leased assets to any third party, the lease agreement will remain effective and enforceable against the new owner until its expiry. One month before the expiry of the initial lease term, the lease agreement could be renewed for an additional five- year term upon mutual consent. Chongqing Daqo had the right of first refusal to rent the leased assets under the initial lease agreement.

The lease agreement was amended and restated in August 2009, with retrospective effect from January 1, 2009. After one year of operations, Daqo New Material and Chongqing Daqo concluded that the lease payments under the original lease agreement would result in excessive return on investment to Daqo New Material in the foreseeable future. The amount of the monthly lease payment was thus reduced to RMB6.1 million ($0.9 million) in the amended and restated lease agreement. Under the amended and restated lease agreement, the lease period is from January 1, 2009 until December 31, 2013. One month before the expiry of the lease period, Chongqing Daqo has the option to renew the lease on the same terms and conditions for additional five-year periods. Furthermore, the amended and restated lease agreement provides that Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions, and if the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner.

On November 9, 2009, Chongqing Daqo entered into a supplemental lease agreement with Daqo New Material to lease the production facilities for Phase 1b from November 9, 2009 until December 31, 2013 at a fixed amount. The other terms of the supplemental lease agreement are the same as those of the amended and restated lease agreement of Phase 1a.

As the aggregate value of the monthly rental payments that Chongqing Daqo is contractually obligated to make to Daqo New Material represents the majority of the value of Daqo New Material’s assets, Daqo Group has less investment risk in Daqo New Material, its wholly owned subsidiary, than does Chongqing Daqo. Under U.S. GAAP, these contractual obligations represent an implicit guarantee between related parties, and Daqo New Material is considered to be our “variable interest entity.” We considered the accounting guidance for variable interest entities and concluded that we have the characteristics of a controlling financial interest. Therefore, Chongqing Daqo is considered the “primary beneficiary” of Daqo New Material. As a result, we have consolidated Daqo New Material’s financial results into our own since July 1, 2008. Even though we do not directly or indirectly hold any equity interests in Daqo New Material, Daqo New Material has been deemed to be our predecessor business from November 16, 2006 through June 30, 2008 under U.S. GAAP.

The assets and liabilities of Daqo New Material are consolidated at historical cost. Daqo Group’s total equity interests in Daqo New Material are presented as a noncontrolling interest on our financial statements. The amount of net income (loss) attributable to noncontrolling interest is equivalent to the rental income that Daqo New Material receives from Chongqing Daqo minus depreciation and interests costs during each reporting period. Please refer to note 15 to our consolidated financial statements included elsewhere in this annual report for details of Daqo New Material’s total assets and liabilities as of December 31, 2010 and its net revenues, operating costs and expenses, net income for the year ended December 31, 2010.

Income taxes

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. Deferred income taxes are recognized for (1) temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, or (2) net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

We recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Valuation of inventories

Our inventories are stated at the lower of cost or net realizable value. The valuation of inventory involves our management’s determination of the value of excess and slow moving inventory, which is based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record write-downs against the cost of inventories for a decline in net realizable value. Inventory write-down charges establish a new cost basis for inventory. In estimating obsolescence, we utilize our backlog information and project future demand. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon is subject to fluctuations based on global supply and demand. If actual market conditions are less favorable or other factors arise that are significantly different than those anticipated by our management, additional inventory write-downs or increases in obsolescence reserves may be required. Our management continually monitors the spot price of polysilicon to ensure that inventory is recorded at the lower of cost or net realizable value.

Share-based compensation expenses

On October 31, 2009, we granted options to purchase a total of 5,350,000 ordinary shares to our officers, directors, employees and consultants pursuant to our 2009 share incentive plan. The exercise price of all of the options is $1.38 per share. Twenty-five percent of the ordinary shares subject to the options will vest one year following the grant date, and the remaining seventy-five percent of the ordinary shares subject to the option will vest in 36 equal monthly installments over the next three years. We did not grant any options or other equity incentives to any officer, director, employee or consultant before October 2009.

On October 6, 2010, we granted options to acquire 120,000 ordinary shares to independent directors pursuant to the Option Plan. Thirty percent (30%) of the ordinary shares subject to the Option Plan will vest one year following the grant date, thirty percent (30%) of the ordinary shares subject to the Option Plan will vest on the second year anniversary of the grant date, and the remaining forty percent (40%) of the ordinary shares subject to the Option Plan will vest on the third year anniversary of the grant date. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price is $1.90.

On December 3, 2010, we granted options to acquire 2,190,000 ordinary shares to certain officers, directors and employees pursuant to the Option Plan. The ordinary shares subject to the Option Plan will vest in four equal annual installments, with the first installment vesting one year following the grant date. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price is $2.35.

We recognize share-based compensation in the statement of operations based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to us in exchange for the equity award. We have made an estimate of expected forfeiture and is recognizing compensation costs only for those equity awards to vest. The share-based compensation expenses have been classified as either selling, general and administrative expenses or research and development expenses, depending on the job functions of the grantees.

With respect to options granted on October 31, 2009 when we were a private company, we determined the fair value of our ordinary shares with the assistance of an independent appraiser. Determining the fair value of options and ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospectus at the time of grant. In estimating the fair value of ordinary shares, we used income approach and the market approach as a cross check. The market approach incorporates certain assumptions including the market performance of comparable listed companies, as well as our forecasted financial results and growth trends. The income approach involved applying appropriate discount rates to discount cash flows that were based on our earnings forecasts. Other major assumptions used in determining the fair value of ordinary shares include weighted average costs of capital and discount for lack of marketability. We also used other general assumptions, including: no material changes in existing political, legal, fiscal and economic conditions and polysilicon industry in China; our ability to retain competent management and key personnel to support our ongoing operations; and no material deviation in market conditions from economic forecasts.

We estimated the fair value of the options granted on October 31, 2009 using the Black-Scholes option pricing model with the assistance of the independent appraiser. As we did not have historical share option exercise experience, the expected term was estimated as the average between the vesting term of the options and the original contractual term. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options. The risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options. The dividend yield was estimated based on the expected dividend policy over the expected term of the options.

With respect to options granted on October 6, 2010 and December 3, 2010, we estimated the fair value of share options granted using the Binomial option pricing model with the assistance of the independent appraiser, which requires the input of highly subjective assumptions, including the expected life of the share options, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share options represent management’s best estimates. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize the expense only for those shares expected to vest. These estimates are based on past employee-retention rates. We will prospectively revise our estimated forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures of these share options.

Internal Control Over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2009 and 2010, we and our independent registered public accounting firm identified one “material weakness” and one “significant deficiency” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to our lack of sufficient accounting resources and expertise necessary to comply with U.S. GAAP and SEC reporting and compliance requirements. The significant deficiency identified related to our lack of sufficient and formally documented procedures for the financial closing and reporting process.

In compliance with Section 404 and its applicable rules and regulations, we have taken certain steps to remedy the material weakness and the significant deficiency, including hiring an outside consulting firm to review our internal control processes, policies and procedures in order to assist us in identifying any weaknesses or deficiencies in our internal control over financial reporting.

We will continue to implement measures during 2011 to remedy the material weakness and the significant deficiency, including:

•	providing further training to our financial and accounting staff to enhance their knowledge of U.S. GAAP; and

•	adopting and implementing additional policies and procedures to strengthen our internal control over financial reporting.

We are working to implement these measures, although we cannot assure you that we will complete such implementation in a timely manner.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated as a percentage of total revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2008	2009	2010
Revenues
Polysilicon	$56,367,625	$106,224,775	$217,921,351
Other revenues	—	4,968,702	24,764,173

Total revenues	56,367,625	111,193,477	242,685,524
Cost of revenues	(19,391,613)	(69,251,610)	(136,483,927)

Gross profit	36,976,012	41,941,867	106,201,597
Operating expenses/income:
Selling, general and administrative expenses	(4,982,366)	(9,335,822)	(15,692,453)
Research and development expenses	(4,865,165)	(2,774,608)	(1,385,611)
Other operating income	83,740	6,592,291	3,382,819

Total operating expenses	(9,763,791)	(5,518,139)	(13,695,245)
Income from operations	27,212,221	36,423,728	92,506,352
Interest expense	(3,873,451)	(6,461,733)	(9,880,259)
Foreign exchange loss	—	—	(1,185,904)
Interest income	115,083	214,321	544,679

Income before income taxes	23,453,853	30,176,316	81,984,868
Income tax expense	(1,601,959)	(240,278)	(12,837,135)

Net income	21,851,894	29,936,038	69,147,733
Net income attributable to noncontrolling interest	326,867	(898,964)	576,476

Net income attributable to Daqo New Energy Corp.’s shareholders	$21,525,027	$30,835,002	$68,571,257

Year ended December 31, 2010 Compared to Year ended December 31, 2009

Total revenues. Our total revenues increased by 118.3% from $111.2 million in 2009 to $242.7 million in 2010. The increase in total revenues was primarily attributable to an increase in revenues generated from sales of polysilicon from $106.2 million to $217.9 million. The increase in our revenues was also due to an increase in other revenues from $5.0 million generated from sales of cells that we had acquired through tolling arrangements in 2009 to $10.8 million generated from sales of wafers and $14.0 million generated from sales of modules in 2010. The increase in revenues generated from sales of polysilicon was due to the increase of our polysilicon sales volume from 1,498 MT in 2009 to 3,650 MT in 2010, which was offset by a 47.7% decrease in our polysilicon average selling price during the same periods.

Cost of revenues. Our cost of revenues increased by 97.1% from $69.3 million in 2009 to $136.5 million in 2010. The increase in costs of revenues was primarily attributable to an increase of $48.5 million in costs of revenues for polysilicon in 2009.

Gross profit. Our gross profit increased by 153.2% from $41.9 million in 2009 to $106.2 million in 2010. Our gross margin increased from 37.7% in 2009 to 43.8% in 2010. The increase in profit margin was primarily due to the lower production cost per kilogram for polysilicon production cost marginally offset by lower average selling price of polysilicon.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 68.1% from $9.3 million in 2009 to $15.7 million in 2010. The increase in our selling, general and administrative expenses was due primarily to a $3 million IPO fees for the aborted IPO in January 2010, a $0.8 million fixed cost in shut down period in December 2010 for periodical maintenance and capacity enhancement and a $1.2 million increase of compensation charge for employee stock options, in addition to increased personnel and shipping costs.

Research and development expenses. Our research and development expenses decreased by 50.1% from $2.8 million to $1.4 million, and decreased as a percentage of total revenues from 2.5% in 2009 to 0.6% in 2010. The decrease in our research and development expenses was due primarily to less research and development projects incurred in 2010 due to the maturation of our technology of polysilicon production.

Other operating income. Our other operating income decreased by 48.7% from $6.6 million to $3.4 million, and decreased as a percentage of total revenues from 5.9% in 2009 to 1.4% in 2010. Our other operating income mainly consisted of financial incentives that we received from local government authorities.

Interest expense and income. Our interest expenses increased by 52.9% from $6.5 million in 2009 to $9.9 million in 2010. Net interest expense for 2010 was $9.3 million, compared to $6.2 million for 2009. The increase of interest expenses in was primarily due to a higher interest capitalization amount in 2009.

Income tax expense. Our effective income tax rate increased from 1% in 2009 to 16% in 2010, primarily due to the lower R&D tax deduction and lower tax credits we received from the local government for our purchase of qualified energy conservation machinery and equipment in 2010, and the non-deductible IPO expenses written off by the Company for its aborted IPO in January 2010.

Net income (loss) attributable to the noncontrolling interest. The net income attributable to the noncontrolling interest in 2010 was $0.6 million as compared to the net loss attributable to the noncontrolling interest of $0.9 million in 2009. The net income (loss) attributable to noncontrolling interest is the result of Daqo Group’s share of the profit (loss) in Daqo New Material, which resulted from the various costs and expenses incurred during the period, and the rental income that Daqo New Material received from Chongqing Daqo.

Net income attributable to our shareholders. As a result of the factors described above, we had net income attributable to our shareholders of $68.6 million for 2010, compared to net income of $30.8 million for 2009.

Year ended December 31, 2009 Compared to Year ended December 31, 2008

Total revenues. Our total revenues increased by 97.3% from $56.4 million in 2008 to $111.2 million in 2009. The increase in total revenues was primarily attributable to an increase in revenues generated from sales of polysilicon from $56.4 million in 2008 to $106.2 million in 2009. The increase in revenues generated from sales of polysilicon was due to the increase of our polysilicon sales volume from 237 MT in 2008 to 1,498 MT in 2009, offset by a 70.1% decrease in our polysilicon average selling price during the same period. The increase in our revenues was also due to a $5.0 million increase in other revenues generated from sales of cells which we had acquired through tolling arrangements.

Cost of revenues. Our cost of revenues increased by 257.1% from $19.4 million in 2008 to $69.3 million in 2009. The increase in costs of revenues was primarily attributable to an increase of $46.4 million in costs of revenues for polysilicon sold and, to a lesser extent, an incurrence of $3.5 million in cost of revenues for photovoltaic cell production, including the costs of 16 MT of our polysilicon used to process cells and tolling fees charged by third party cell manufacturers.

Gross profit. Our gross profit increased by 13.4% from $37.0 million in 2008 to $41.9 million in 2009. Our gross profit margin decreased from 65.6% in 2008 to 37.7% 2009. The decrease in gross margin was primarily due to the decrease of our polysilicon average selling price outpacing the decrease in our per unit cost of revenues and, to a lesser extent, the fact that the proportion of photovoltaic cells sold in 2009, which have lower profit margin than polysilicon, increased in our product mix in 2009.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 87.4% from $5.0 million in 2008 to $9.3 million in 2009. Such increase was in line with the increase of our net revenues. As a percentage of total revenues, our selling, general and administrative expenses slightly decreased from 8.8% in 2008 to 8.4% in 2009.

Research and development expenses. Our research and development expenses decreased by 43.0% from $4.9 million in 2008 to $2.8 million in 2009, and decreased as a percentage of total revenues from 8.6% in 2008 to 2.5% in 2009. The decrease in our research and development expenses was due primarily to less research and development projects incurred as the result of our ramp-up of Phase 1 polysilicon production facilities, partially offset by an increase in the number of personnel performing research and development functions from 17 in 2008 to 22 in 2009.

Other operating income. Our other operating income increased from $83.7 thousand to $6.6 million, and increased as a percentage of revenues from 0.1% in 2008 to 5.9% in 2009. Our other operating income was mainly cash subsidies that we received from local government.

Interest expense and income. Our interest expenses increased by 66.8% from $3.9 million in the year ended December 31, 2008 to $6.5 million in the year ended December 31, 2009. The increase was due to interest payments in connection with the short-term and long-term borrowings to finance our equipment purchases and the working capital requirements of our business operations and the cessation of interest capitalization of long-term borrowings used in our production facilities in November 2009. Our interest income increased by 86.2% from $0.1 million in the year ended December 31, 2008 to $0.2 million in the year ended December 31, 2009 primarily due to interest accrued on increased deposits of our restricted cash with Chinese banks.

Income tax expense. Our effective income tax rate decreased from 7% in the year ended December 31, 2008 to 1% in the year ended December 31, 2009. The decrease was mainly due to higher tax credits we received from the local government for our purchase of qualified energy conservation machinery and equipment in 2009.

Net income (loss) attributable to noncontrolling interest. The net income attributable to the noncontrolling interest was $0.3 million in the year ended December 31, 2008 as compared to the net loss attributable to the noncontrolling interest of $0.9 million in the year ended December 31, 2009. The net income (loss) attributable to noncontrolling interest represents Daqo Group’s share of the net income (loss) of Daqo New Material, which equals the rental income that Daqo New Material received from Chongqing Daqo minus various costs and expenses incurred during the period.

Net income attributable to our shareholders. As a cumulative result of the factors described above, we had net income attributable to our shareholders of $21.5 million for the year ended December 31, 2008, compared to net income of $30.8 million for the year ended December 31, 2009.

Capital Expenditures and Plan of Operations

We made capital expenditures of $101.8 million and $12.4 million for construction of our polysilicon, wafer and module production facilities and purchase of polysilicon, wafer and module production equipments in 2009 and 2010, respectively. These capital expenditures mainly related to the construction of our Phase 1 facilities in Chongqing. We have also entered into agreements for future purchases of property, plant and equipment. These commitments as of December 31, 2009 and December 31, 2010 amounted to approximately $0.6 million and $2.2 million in total, respectively. We expect that purchases of equipment for our polysilicon capacity expansion will continue to constitute a significant portion of our capital expenditures. Our capital expenditures will increase in the future as we expand our polysilicon manufacturing capacity and wafer and module capacity and enter into the wafer businesses.

We expect that we will require approximately $210 million for capital expenditures in 2011. Such projected capital expenditures will be used primarily for technological improvements and equipment enhancements for our Phase 1 polysilicon facilities, construction of our Phase 2 polysilicon facilities and wafer facilities, and the gradual increase of our module production capacity.

We believe that our current cash and cash equivalents, anticipated cash flow from our operations, and proceeds from additional bank borrowings will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We intend to use cash generated from operations to fund our expansion in the module manufacturing business. We intend to use a portion of the proceeds from our initial public offering in October 2010, cash generated from operating activities and take other actions to obtain alternative sources of financing, such as obtaining loan facilities from financial institutions or entering into capital lease arrangements to meet our capital expenditure requirements. As of the date of this annual report, we have not identified a committed source of funding in this respect nor can we guarantee one would ever be available. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or expansions we may decide to pursue. If we do not have sufficient cash to meet our requirements, we may seek to issue additional equity securities or debt securities or to borrow from lending institutions.

For additional information relating to our plan of operations in 2010 and 2011, see “—Liquidity and Capital Resources” and “Item 4. Information on the Company—B. Business Overview—Manufacturing Capacity” in this annual report.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Polysilicon production requires intensive capital investment. Due to our relatively short operating history, our financing is primarily through advances from customers and financing from Daqo Group, in addition to cash flow from sales of polysilicon and from bank borrowings, and more recently, the proceeds of our initial public offering in October 2010. Furthermore, a substantial portion of our outstanding indebtedness is guaranteed by Daqo Group. In the future, we may rely upon Daqo Group to provide additional guarantees for our indebtedness if our cash on hand and cashflow from our operations are insufficient for our future capital needs.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Net cash provided by (used in) operating activities	$102,655	$(2,730)	$125,623
Net cash used in investing activities	(138,301)	(109,670)	(49,818)
Net cash provided by financing activities	38,931	190,502	45,556
Effect of exchange rate changes	20	7	860

Net increase in cash and cash equivalents	3,304	78,110	122,221
Cash and cash equivalents at the beginning of the year/period	—	3,304	81,414

Cash and cash equivalents at the end of the year/period	$3,304	$81,414	$203,635

Supplemental disclosure of cash flow information:
Interest paid	$3,313	$3,732	$5,240
Income taxes paid	—	1,818	625

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payable	$71,146	$53,224	$16,701

As of December 31, 2010, we had $0.6 million in restricted cash and $203.6 million in cash and cash equivalents. Approximately $127.8 million, $23.1 million and $8.0 million of our restricted cash and cash and cash equivalents were held by Chongqing Daqo, Daqo New Material and Nanjing Daqo, respectively, in RMB. Restricted cash was primarily comprised of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit and notes in support of our purchases of property, plant and equipment. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturities of three months or less.

Operating Activities

Net cash provided by operating activities for the year ended December 30, 2010 was $125.6 million, primarily resulting from $281.6 million of cash we received from the sale of polysilicon, our payments for raw materials and utilities of $109.3 million, taxes paid of $19.6 million, and employee salaries and welfare payment of $5.2 million.

Net cash used in operating activities for the year ended December 31, 2009 was $2.7 million primarily resulting from our payments for raw materials and utilities of $78.2 million, taxes paid of $8.5 million, employee salaries and welfare payment of $5.8 million, partially offset by $89.0 million of cash we received from the sale of polysilicon.

Net cash provided by operating activities for the year ended December 31, 2008 was $102.7 million, primarily resulting from $63.5 million of cash we received from the sale of polysilicon and $59.3 million advance payments that we received from our customers, which was partially offset by our payments for raw materials and utilities and employee salaries and welfare.

Investing Activities

Net cash provided by investing activities for the year ended December 30, 2010 was $49.8 million. Net cash used in investing activities for the year ended December 30, 2010 primarily resulted from payments for the purchase of property, plant and equipment in a total amount of $57.6 million offset by a decrease in restricted cash of $8.7 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit and notes in support of our purchases of property, plant and equipment.

Net cash provided by investing activities for the year ended December 31, 2009 was $109.7 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $121.3 million, offset by a decrease in restricted cash of $11.6 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit in support of our purchases of property, plant and equipment.

Net cash provided by investing activities for the year ended December 31, 2008 was $138.3 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $138.9 million, and an increase in restricted cash of $3.5 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit in support of our purchases of property, plant and equipment. The cash outflow was partially offset by a $4.1 million increase in cash as a result of our consolidation of Daqo New Material as a variable interest entity.

Financing Activities

Net cash used in financing activities for the year ended December 30, 2010 was $45.5 million, primarily resulting from the proceeds of our initial public offering, bank borrowings and borrowings from a third party in the amount of $79.5 million, $10.6 million, and $3.8 million respectively, offset by the repayment of bank borrowing and other borrowing in the amount of $48.5 million.

Net cash provided by financing activities for the year ended December 31, 2009 was $190.5 million, primarily resulting from the net proceeds of our borrowings of $94.0 million, net proceeds of $54.9 million from the issuance of Series A preferred shares (which automatically converted in connection with our initial public offering in 2010) and cash in the amount of $41.5 million financed by Daqo Group to settle the outstanding accounts payable for property, plant and equipment that we purchased.

Net cash provided by financing activities for the year ended December 31, 2008 was $38.9 million, resulting from the proceeds of our bank borrowings of $16.5 million and cash at the amount of $21.5 million financed by Daqo Group to settle the outstanding accounts payable for property, plant and equipment that we purchased.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operation. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. The year-over-year percent changes in the consumer price index for January 2009, 2010 and 2011 were increases of 1.0%, 1.5% and 4.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.”

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

On January 5, 2011, we announced plans to build our Phase 2 polysilicon production facility in Shihezi Economic Development Area in Xinjiang autonomous region, China. On March 29, 2011, we announced the commencement of construction for the Phase 2 polysilicon facility. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2010 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Contractual obligations:
Long-term debt(1)(2)	$144,584	$60,366	$67,620	$16,598	$—
Other long-term liabilities reflected on our balance sheet(3)	537	—	397	—	140
Capital commitments(4)	11,356	11,356	—	—	—
Operating lease obligations(5)	3,080	430	920	920	810

Total obligations	$159,557	$72,152	$68,937	$17,518	$950

Notes:	(1)	Includes floating rate interest payments. Our floating rate debts are all RMB-denominated and the interest rates will be adjusted annually by the lenders based on the updated benchmark interest rates published by the People’s Bank of China. Our weighted average floating interest rate as of December 31, 2010 was 5.86%, which was used for the calculation of the total amount of our long-term debts.
	(2)	As of December 31, 2010, long-term bank loans in the amount of $142.5 million were guaranteed by Daqo Group.
	(3)	Consists of amount due to related party and accrued warranty costs for solar modules.
	(4)	Represents commitments relating to our purchase of property, plant and equipment for our production capacity expansion, including payment commitments to our project contractors.
	(5)	Represents Nanjing Daqo’s obligation to settle its obligation under the lease agreement with Daqo Group for its plant and office in Nanjing until October 2017.

Recent Accounting Pronouncements

In April 2010, the FASB issued ASU 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Payment.” The ASU amends ASC 718 to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. This ASU is effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment to the opening balance of retained earnings for all awards outstanding as of the beginning of the annual period in which the ASU is adopted. Earlier application is permitted. We do not expect that the adoption of this ASU will have a significant impact on our consolidated financial statements.

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any forward-looking statement in this annual report on Form 20-F, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Guangfu Xu	68	Chairman of the board of directors
Xiang Xu	40	Director
Fei Ge	46	Director
Dafeng Shi	39	Director
Fumin Zhuo	58	Director
Greg W. Ye	41	Director
Gongda Yao	52	Director and chief executive officer
Daqing Dave Qi	46	Independent Director
Rongling Chen	68	Independent Director
Jimmy Y. Lai	54	Chief financial officer
Tracy Tianqun Zhou	49	Chief technology officer
Jian Zhu	37	Senior vice president

Mr. Guangfu Xu is the chairman of our board of directors. Mr. Xu is principally responsible for formulating our strategic development objectives. Mr. Xu has been the chairman and general manager of Daqo Group since January 1984 and currently holds directorship positions with 19 subsidiaries of Daqo Group. Mr. Xu joined Xinba General Company, the predecessor entity of Daqo Group, in 1966 and has been instrumental in building Daqo Group from a small township and village enterprise to a leading manufacturer of electrical systems in China. Mr. Xu is a member of the Ninth People’s Congress of Jiangsu Province and the vice chairman of the

Standing Committee of the Ninth Yangzhong City People’s Congress. Mr. Xu was named a National Township and Village Entrepreneur by the Ministry of Agriculture of China in 2001 and 2002. Mr. Xu graduated from secondary school in 1960.

Mr. Xiang Xu is one of our directors. Mr. Xu is also the vice chairman of the board and president of Daqo Group and currently holds directorship positions with 25 subsidiaries of Daqo Group. Mr. Xu served as the general manager of Jiangsu Changjiang Electric Co., Ltd., a subsidiary of Daqo Group, from January 2000 through May 2006. Mr. Xu received his EMBA degree from Nanjing University in 2004. Mr. Xiang Xu is the son of Mr. Guangfu Xu.

Mr. Fei Ge is one of our directors. Mr. Ge is also the executive president of Daqo Group and currently holds directorship positions with 22 subsidiaries of Daqo Group. Mr. Ge served as the general manager of Zhenjiang Klockner-Moeller Electrical Systems Co., Ltd., or KM Electrical, a subsidiary of Daqo Group that specializes in electrical research and manufacturing, from October 1993 to May 2006. Mr. Ge received his MBA degree from Nanjing University in 2004.

Mr. Dafeng Shi is one of our directors. Mr. Shi has also been the vice president for finance of Daqo Group since January 2006 and currently holds directorship positions with two subsidiaries of Daqo Group. Prior to joining Daqo Group, Mr. Shi served as the vice president of Yangzhong Tianyuan Accounting Firm from 2000 to 2001. Mr. Shi received his bachelor’s degree in economic management from the Correspondence Institute of the Central Party School in 1997 and his associate degree in accounting from Nanjing University of Finance & Economics in 1992. Mr. Shi is a Certified Public Accountant in China.

Mr. Fumin Zhuo is one of our directors. Mr. Zhuo has served as our director since November 2009. Mr. Zhuo has also served as an independent director to Focus Media, a NASDAQ-listed company and Shenyin Wanguo (H.K.) Limited, a company listed on the Main Board of the Hong Kong Stock Exchange. Mr. Zhuo has over two decades experience in investment and corporate management. Mr. Zhuo is currently a managing partner of Granite Global Ventures III L.L.C., a general partner of SIG Capital Limited and Chairman of Venture Star Investment (HK) Limited. Prior to joining SIG Capital Limited in July 2005, Mr. Zhuo served as the chairman and chief executive officer of Vertex China Investment Company, a company concentrating in investments in the Greater China region since July 2002. From 1995 to July 2002, Mr. Zhuo was the chief executive officer of Shanghai Industrial Holding Ltd. and the chairman of SIIC Medical Science & Technology (Group). Prior to that starting in 1987, Mr. Zhuo served as chief assistant officer of the Shanghai Economic System Reform Committee. Mr. Zhuo has extensive experience in venture capital fund formation, mergers and acquisitions, and investment management. Mr. Zhuo received his master’s degree in economics from Fudan University and his bachelor’s degree in enterprise management from Shanghai Jiaotong University’s Electrical Engineering School.

Mr. Greg W. Ye is one of our directors. Mr. Ye has served as our director since November 2009. Mr. Ye is currently a managing partner of NewMargin Ventures, an established China-focused private equity firm, and also serves as a director for a number of other NewMargin portfolio companies, all privately held. Prior to joining NewMargin in 2006, he was a group director of corporate strategy and business development for Cadence Design Systems, a world’s leading EDA technologies and engineering services company. Prior to that, he worked for PricewaterhouseCoopers in the United States, and last held the position of senior manager. Mr. Ye received his MBA from Harvard Business School, his Master of Accountancy from Northeast Missouri State University and Bachelor of Science in Electrical Engineering from Shanghai Jiaotong University. Mr. Ye is a Certified Public Accountant and a Certified Management Accountant.

Dr. Gongda Yao is one of our directors and chief executive officer. Dr. Yao has served as our director and chief executive officer since August 2009. Dr. Yao has extensive experience in the electronic development and manufacturing industry. Prior to joining our company, Dr. Yao served as the vice president and China general manager for Applied Materials from October 2006 to July 2008. Dr. Yao was also the vice president and general manager of the Integrated Metal Business Unit of Novellus Systems from October 2005 to October 2006, and vice president of operations at Ciwest Semiconductor Company from April 2005 to October 2005. Before that, Dr. Yao worked for Applied Materials at various management positions for 11 years. Dr. Yao received his Ph.D. in materials science & engineering from the State University of New York at Stony Brook in 1992, his master’s degree in materials science from Tongji University and the Chinese Academy of Science in 1984 and his bachelor’s degree in theoretical physics from Shanghai University of Science and Technology in 1982. Dr. Yao holds more than 10 U.S. patents and has authored or co-authored more than 40 technical articles and papers.

Dr. Daqing Dave Qi is one of our independent directors. Dr. Qi has served as our director since October 2010. Dr. Qi has served as a director of AutoNavi Holdings Limited, a NASDAQ-listed company, Sohu.com, a NASDAQ-listed company, Honghua Group Limited, a company listed on the Hong Kong Stock Exchange, SinoMedia Holding Limited, a company listed on the Hong Kong Stock Exchange, Huiyuan Juice Group Limited, a company listed on the Hong Kong Stock Exchange, China Vanke Co., Ltd, a company listed on the Shenzhen Stock Exchange. Dr. Qi is professor of accounting and associate dean of the Cheung Kong Graduate School of Business, where he has taught since 2002. From 1996 until 2002, Dr. Qi was an associate professor in the School of Accountancy at the Chinese University of Hong Kong. Dr. Qi received his bachelor’s degree in biophysics and bachelor’s degree in journalism from Fudan University, his MBA from the University of Hawaii at Manoa with a focus in accounting and finance and his Ph.D. in accounting from the Eli Broad Graduate School of Management of Michigan State University. He is a member of the American Accounting Association.

Mr. Rongling Chen is one of our independent directors. Mr. Chen has served as our director since October 2010. Mr. Chen has served as an independent director to Tianjin Zhonghuan Semiconductor Co., Ltd., a company listed on Shenzhen Stock Exchange. Mr. Chen is currently a vice president of Applied Materials and chief administration officer of Applied Materials China. Mr. Chen is an executive advisor of IMEC, a leading advanced semiconductor R&D center based in Belgium, and also a senior advisor and chairman of China advisory board to SEMI, a global industry association serving the manufacturing supply chains for the microelectronic, display and photovoltaic industries. Mr. Chen started working for Applied Materials in 1984, and has served in various senior positions, including vice president, chairman of Applied Materials China and head of China marketing and corporate affairs. Mr. Chen received his bachelor’s degree in semiconductor devices and materials from Zhe Jiang University.

Mr. Jimmy Y. Lai is our chief financial officer. Prior to joining us in September 2009, Mr. Lai served as the chief financial officer of Linktone Ltd., a NASDAQ-listed company and leading provider of wireless interactive entertainment services to consumers in China, from April 2008 to May 2009. From July 2006 to April 2008, he was the chief financial officer of Palm Commerce Holdings, one of the leading information technology solution providers for the China lottery industry. Prior to that, he served as associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a Chinese company listed on the New York Stock Exchange and the Main Board of the Stock Exchange of Hong Kong, from February 2002 to June 2006, and as controller and director of financial planning at AMX Corporation from October 1997 to November 2001. Mr. Lai received his MBA in accounting from the University of Texas at Dallas and his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan. Mr. Lai is a Certified Public Accountant licensed in the State of Texas.

Dr. Tracy Tianqun Zhou is our chief technology officer. Prior to joining us in January 2009, Dr. Zhou served as a product manager at Silicon Quest International in Santa Clara, California from January 2008. From 2004 to 2008, Dr. Zhou was the senior field applications engineer at MEMC Electronics Materials, Inc. in San Jose, California. Before that, she was the silicon business unit manager at West Coast Quartz from 2001 to 2004, operations director at Unisil Corp from 1998 to 2001 and senior process engineer at Mitsubishi Silicon America (now Sumco) from 1994 to 1998. Dr. Zhou received her Ph.D. in materials science and engineering from North Carolina State University in 1993 and a master’s degree from the Shanghai Institute of Ceramics in 1986. Dr. Zhou received her bachelor’s degree in chemistry from the University of Science and Technology of China in 1982.

Mr. Jian Zhu is a senior vice president and has been with us since our inception. Before joining us, Mr. Zhu served in various management positions including general manager, manager and senior engineer at KM Electrical from 1995 to 2006. Mr. Zhu received his master’s degree in electronics from Xi’an Jiaotong University in 1999 and his bachelor’s degree in chemical engineering from Tsinghua University in 1991.

Composition of Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration. Subject to our Third Amended and Restated Memorandum and Articles of Association, the directors may exercise all the powers of our company to borrow money, mortgage his or her undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. We intend to have a majority of independent directors serving on our board of directors within one year of our initial public offering.

B. Compensation

In 2009 and 2010, our aggregate payments of cash to directors or executive officers was approximately RMB2.7 million ($0.4 million) and RMB 4.5 million ($0.7 million), respectively. In 2009 and 2010 our directors and executive officers received options under our share incentive plan. See “—Share Incentive Plan.”

Share Incentive Plan

In August 2009, we adopted the 2009 share incentive plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 15,000,000 ordinary shares upon the exercise of awards granted under our plan. As of the date of this annual report, options to purchase a total of 7,660,000 of our ordinary shares have been granted and are outstanding. On October 31, 2009, our board of directors granted options to purchase a total of 5,350,000 ordinary shares to some of our officers, directors, employees and consultants pursuant to our 2009 share incentive plan. The exercise price of all of the options is $1.38 per share. Twenty-five percent of the ordinary shares subject to these options will vest one year following the grant date, and the remaining seventy-five percent of the ordinary shares subject to the option will vest in 36 equal installments over the next three years. On October 6, 2010, our board of directors granted options to purchase a total of 120,000 ordinary shares to some of our directors pursuant to our 2009 share incentive plan. The exercise price of all options is $1.90 per share, equivalent to the per share price in our public offering. Thirty percent of the ordinary shares subject to the options will vest one year following the grant date, another thirty percent of the ordinary shares subject to these option will vest two years following the vgrant date and the remaining forty percent of the ordinary shares subject to the option will vest three years following the grant date. On December 3, 2010 our board of directors granted a total of 2,190,000 ordinary shares to some of our officers, directors and employees pursuant to our 2009 share incentive plan. The exercise price of all of the options is $2.35 per share. Twenty-five percent of the ordinary shares subject to these options will vest one year following the grant date, and the remaining seventy-five percent of the ordinary shares subject to the option will vest in 36 equal installments over the next three years.

The following paragraphs summarize the terms of our 2009 share incentive plan.

Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Award Agreement. Options and stock purchase rights granted under our plan are evidenced by a stock option agreement or a stock purchase right agreement, as applicable, that sets forth the terms, conditions and limitations for each grant. In addition, the stock option agreement and the stock purchase right agreement also provide that securities granted are subject to the lock-up restrictions, if any, imposed by us or the underwriters for our initial public offering in connection therewith.

Exercise Price. The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement. The exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or any exchange rule, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility. We may grant awards to our employees, directors and consultants or those of any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.

Term of the Options. The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the stock option agreement specifies, the vesting schedule.

Transfer Restrictions. Options to purchase our ordinary shares may not be transferred in any manner by the optionee other than by will or the laws of succession and may be exercised during the lifetime of the optionee only by the optionee.

Termination of the Plan. Unless terminated earlier, the plan will terminate automatically in 2019. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the plan administrator or (ii) affect the plan administrator’s ability to exercise the powers granted to it under our plan.

The following table summarizes, as of the date of this annual report, the options granted to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised or terminated, if any.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Guangfu Xu	900,000	$1.38	October 31, 2009	October 30, 2019
Guangfu Xu	200,000	$2.35	December 3, 2010	December 2, 2020
Xiang Xu	600,000	$1.38	October 31, 2009	October 30, 2019
Xiang Xu	150,000	$2.35	December 3, 2010	December 2, 2020
Fei Ge	600,000	$1.38	October 31, 2009	October 30, 2019
FeiGe	150,000	$2.35	December 3, 2010	December 2, 2020
Dafeng Shi	600,000	$1.38	October 31, 2009	October 30, 2019
Dafen Shi	150,000	$2.35	December 3, 2010	December 2, 2020
Gongda Yao	*	$1.38	October 31, 2009	October 30, 2019
Gongda Yao	*	$2.35	December 3, 2010	December 2, 2020
Daqing Dave Qi	*	$1.90	October 6, 2010	October 5, 2020
Rongling Chen	*	$1.90	October 6, 2010	October 5, 2020
Jimmy Y. Lai	*	$1.38	October 31, 2009	October 30, 2019
Jimmy Y. Lai	*	$2.35	December 3, 2010	December 2, 2020
Tracy Tianqun Zhou	*	$1.38	October 31, 2009	October 30, 2019
Tracy Tianqun Zhou	*	$2.35	December 3, 2010	December 2, 2020
Jian Zhu	*	$1.38	October 31, 2009	October 30, 2019

Other individuals as a group	550,000	$1.38	October 31, 2009	October 30, 2019

Other individuals as a group	745,000	$2.35	December 3, 2010	December 2, 2020

Total	7,315,000

*	Directors and executive officers as a group, each owning less than 1% of our outstanding ordinary shares and together holding stock options exercisable for 2,670,000 ordinary shares.

C. Board Practices

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among other things:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	subject to our Third Amended and Restated Memorandum and Articles of Association, exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office in accordance with our Third Amended and Restated Memorandum and Articles of Association. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; or (2) dies or becomes of unsound mind.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Dr. Daqing Dave Qi, Mr. Rongling Chen and Mr. Greg W. Ye, and is chaired by Dr. Qi. Dr. Qi and Mr. Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Dr. Qi qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response to such audit problems or difficulties;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Mr. Fumin Zhuo, Dr. Daqing Dave Qi and Mr. Rongling Chen, and is chaired by Mr. Zhuo. Dr. Qi and Mr. Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Xiang Xu, Dr. Daqing Dave Qi and Mr. Rongling Chen, and is chaired by Mr. Xu. Dr. Qi and Mr. Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote on that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Subject to our Third Amended and Restated Memorandum and Articles of Association, the directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into an employment agreement with each of our executive officers. The terms of the employment agreements are substantially similar for each executive officer, except as noted below. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer including, but not limited to, a serious criminal act, willful misconduct to our detriment or a failure to perform agreed duties. We may terminate employment at any time without cause upon advance written notice to the executive. The executive may resign at any time if such resignation is approved by the board or an alternative arrangement with respect to the employment is agreed by the board.

Each executive officer has agreed to hold, both during and after the termination of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or as compelled by law, any of our or our customers’ confidential information or trade secrets. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material written corporate and business policies and procedures of our company.

Each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for two years following the termination of such employment agreement. Specifically, each executive officer has agreed not to (1) assume employment with or provide services as a director for any of our competitors who operate in a restricted area; (2) solicit or seek any business orders from our customers; or (3) seek directly or indirectly, to solicit the services of any of our employees.

D. Employees

As of December 31, 2010, we employed 1,051 employees, including 635 in manufacturing, 131 in equipment maintenance, 56 in quality assurance, 20 in purchasing, 47 in research and development, 12 in sales and marketing, and 89 in general and administrative. In addition, we engaged independent contractors and temporary personnel from time to time. Substantially all of these employees and independent contractors are located at our facilities in Wanzhou, China, but a small number of employees are based in Nanjing, China and the United States. As of December 31, 2010, we employed approximately 249 temporary personnel through third-party contractors.

As required by regulations in China, we participate in various employee social security plans that are administered by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowance of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into a standard confidentiality and employment agreement with our research and development personnel. These contracts involve a covenant that prohibits them from engaging in any activities that compete with our business within certain agreed period after the termination of their employment with us, and during such non-competition period.

We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes or any difficulty in recruiting staff for our operations.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below are based on 175,714,103 ordinary shares outstanding as of the date of this annual report.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Guangfu Xu(1)	39,262,550	22.3%
Xiang Xu(2)	14,995,000	8.5
Fei Ge(3)	11,065,000	6.3
Dafeng Shi(4)	10,105,000	5.8
Fumin Zhuo(5)	14,046,667	8.0
Greg W. Ye(6)	11,778,013	6.7
Gongda Yao	*	*
Daqing Dave Qi	—	—
Rongling Chen	—	—
Jimmy Y. Lai	*	*
Tracy Tianqun Zhou	*	*
Jian Zhu	*	*
Liqiang Jin	—	—
All directors and executive officers as a group	101,764,680	57.9%

	Ordinary Shares Beneficially Owned
	Number	%
Principal Shareholders:
Gold Intellect Limited(7)	39,000,000	22.2%
Plenty China Limited(8)	14,820,000	8.4
Granite Global Ventures III L.P.(9)	11,885,640	6.8
NewMargin Growth Fund, L.P.(10)	11,615,513	6.6
Ruian International Limited(11)	10,890,000	6.2
Instantup Investments Limited(12)	9,930,000	5.7
Ace Pro Holdings Limited(13)	9,220,000	5.2
Best Mount International Limited(14)	8,760,000	5.0

*	Beneficially owns less than 1% of our ordinary shares.

Notes:	(1)	Consists of 39,000,000 shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu, and 262,500 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Guangfu Xu’s business address is c/o No. 66, Xinzhong Road, Xinba, Yangzhong, Jiangsu Province, People’s Republic of China. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.
	(2)	Consists of 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, and 175,000 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Xiang Xu’s business address is c/o No. 66, Xinzhong Road, Xinba, Yangzhong, Jiangsu Province, People’s Republic of China. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.
	(3)	Consists of 10,890,000 shares held by Ruian International Limited, a British Virgin Islands company wholly owned and controlled by Mr. Fei Ge, and 175,000 shares issuable upon exercise of options held by Mr. Ge that are exercisable within 60 days of the date of this annual report. Mr. Fei Ge’s business address is c/o No. 66, Xinzhong Road, Xinba, Yangzhong, Jiangsu Province, People’s Republic of China. Mr. Fei Ge is a director of our company.
	(4)	Consists of 9,930,000 shares held by Instantup Investments Limited, a British Virgin Islands company, and 175,000 shares issuable upon exercise of options held by Mr. Shi that are exercisable within 60 days of the date of this annual report. Mr. Dafeng Shi holds 54.88% ownership interests in, and is the sole director of, Instantup Investments Limited. Mr. Dafeng Shi disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Dafeng Shi’s business address is c/o No. 66, Xinzhong Road, Xinba, Yangzhong, Jiangsu Province, People’s Republic of China. Mr. Dafeng Shi is a director of our company.
	(5)	Consists of (1) 11,695,471 ordinary shares held by Granite Global Ventures III L.P., (2) 190,170 ordinary shares held by GGV III Entrepreneurs Fund L.P. and (3) 2,161,026 ordinary shares held by Venture Star Investment (HK) Limited. Mr. Zhuo is a managing director of Granite Global Ventures III L.L.C., which is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Mr. Zhuo is also the Chairman of Venture Star Investment (HK) Limited. Mr. Zhuo disclaims beneficial ownership of the shares beneficially owned by Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P. and Venture Star Investment (HK) Limited except to the extent of his pecuniary interests therein. Mr. Zhuo’s business address is c/o Granite Global Ventures III L.P., 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States. Mr. Zhuo is a director of our company.
	(6)	Consists of 11,615,513 ordinary shares held by NewMargin Growth Fund, L.P. NewMargin Growth Ventures LLC is the sole general partner of NewMargin Growth Fund, L.P. NewMargin Growth Ventures LLC is the sole general partner of NewMargin Growth Fund, L.P. Mr. Greg W. Ye is a member of the investment committee of NewMargin Growth Ventures LLC and shares voting and dispositive power over all such shares held by NewMargin Growth Fund, L.P. Mr. Ye disclaims beneficial ownership of the shares beneficially owned by NewMargin Growth Fund, L.P. except to the extent of his pecuniary interests therein. Mr. Ye’s business address is c/o NewMargin Growth Fund, L.P., Radisson Plaza (Xing Guo) Hotel, 8 Xing Guo Road, Villa 3, Shanghai, China 200052. Mr. Ye is a director of our company.
	(7)	Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its registered office is at c/o 66 Xinzhong Road, Xinba, Yangzheng, Jiangsu Province, People’s Republic of China. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.

(8)	Plenty China Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its registered office is at c/o 66 Xinzhong Road, Xinba, Yangzheng, Jiangsu Province, People’s Republic of China. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company held by Plenty China Limited.
(9)	Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott Bonham, Hany Nada, Glenn Soloman, Thomas Ng, Jixun Foo, Jenny Lee, Jessie Jin and Fumin Zhuo are managing directors of Granite Global Ventures L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein. The business address of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.
(10)	NewMargin Growth Ventures LLC is the sole general partner of NewMargin Growth Fund, L.P. Messrs. Tao Feng, Greg W. Ye, Shuiwen Zhou, Cary Zhou and Hans Xu are members of the investment committee of NewMargin Growth Ventures LLC and share voting and dispositive power over all such shares held by NewMargin Growth Fund, L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein. NewMargin Growth Fund, L.P.’s business address is Radisson Plaza (Xing Guo) Hotel, 8 Xing Guo Road, Villa 3, Shanghai, China 200052.
(11)	Ruian International Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Fei Ge. Its registered office is at c/o 66 Xinzhong Road, Xinba, Yangzheng, Jiangsu Province, People’s Republic of China. Mr. Fei Ge has the sole voting and dispositive power over the shares of our company held by Ruian International Limited.
(12)	Instantup Investments Limited is a company incorporated in the British Virgin Islands. Its registered office is at c/o 66 Xinzhong Road, Xinba, Yangzheng, Jiangsu Province, People’s Republic of China. Instantup Investments Limited’s shareholders are Dafeng Shi, Daoli Guo and Heping Chen and these shareholders share voting and dispositive power over all the shares held by Instantup Investments Limited.
(13)	Ace Pro Holdings Limited is a company incorporated in the British Virgin Islands. Its registered office is at c/o 66 Xinzhong Road, Xinba, Yangzheng, Jiangsu Province, People’s Republic of China. Ace Pro Holdings Limited’s shareholders are Bin Cai, Weidong Chen, Jinhong Cai, Jinrong Xiao and Defu Ji and these shareholders share voting and dispositive power over all the shares held by Ace Pro Holdings Limited.
(14)	Best Mount International Limited is a company incorporated in the British Virgin Islands. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Best Mount International Limited’s shareholders are Yueping Liu, Shaoxian Ge, Sheng Xue, Xiaorong Hou, Benjiang Chang, Yuhua Jing, Jilin Ye, Jianrong Tang and Chaohui Chen and these shareholders share voting and dispositive power over all the shares held by Best Mount International Limited.

As of the date of this annual report, 175,714,103 of our ordinary shares were issued and outstanding. To our knowledge, 46,000,000 ordinary shares, representing approximately 26.2% of our total outstanding shares, were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our directors or executive officers that are shareholders or principal shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions and balance with Daqo Group and its subsidiaries

Any transactions we entered into with Daqo Group or its subsidiaries are treated as related party transactions, as summarized below:

Bank financing transactions involving Daqo Group

Since September 2007, Daqo New Material and Chongqing Daqo obtained several major RMB-denominated loans from China Construction Bank and China Merchants Bank. In 2009, Chongqing Daqo obtained RMB-denominated loans in the U.S. dollar equivalent amount of approximately $98.1 million from Huaxia Bank and China CITIC Bank. Daqo Group provided guarantee for the loans. As of December 31, 2009 and December 31, 2010, the aggregate balance of these bank borrowings was in the U.S. dollar equivalent amount of $181.6 million and $152.0 million, respectively.

In March 2008, Daqo Cayman borrowed a short-term loan from ABN Amro at the amount of $6.0 million. Daqo Group deposited the RMB equivalent of $6.6 million in a bank account with ABN Amro to secure the loan. Daqo Cayman repaid this loan in March 2009.

Amount payables to Daqo Group and its subsidiaries

As of December 31, 2009 and December 31, 2010, we had an outstanding payable to Daqo Group in the amount of $0.2 million and $0.4 million, respectively, for technical consulting and engineering services, general and administrative expenses and the purchase of property, plant and equipment.

In July 2010, we entered into an equipment purchase contract with Daqo Group pursuant to which Daqo Group will import $32.8 million of equipment on our behalf. As of December 31, 2010, Daqo Group has received equipment in the amount of $12.9 million, and $903,616 was paid in advance to Daqo Group for equipment purchases.

In 2010, we purchased electrical equipment for our Chongqing facilities from Jiangsu Daqo Changjiang Electric Co., Ltd., Nanjing Daqo Electric Co., Ltd. and Nanjing Daqo transformer Co., Ltd., a wholly owned subsidiary of Daqo Group, in the amount of $0.3 million, $0.5 million and $0.2 million respectively.

In October 2010, Nanjing Daqo entered into a lease contract with Daqo Goup for its workshop from October 2010 to October 2017. The lease expense for the year ended December 31, 2010 is $32,136.

Transactions relating to Poly Engineering

Pursuant to a series of technology license agreements and technical services agreements entered into between Daqo Group or Daqo New Material on the one hand and Poly Engineering on the other hand between June 2006 and January 2008, Daqo Group and Daqo New Material acquired from Poly Engineering certain know-how related to the construction and operation of polysilicon facilities and Poly Engineering provided certain related construction services to Daqo New Material. In June 2008, Daqo Group and Daqo New Material terminated all of the agreements with Poly Engineering and Chongqing Daqo entered into new agreements with Poly Engineering. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for a discussion of these agreements. All payments that had been made by Daqo Group under the original agreements became our accounts payable to Daqo Group. In September 2009, Daqo Group converted the outstanding amount into an equity investment in Daqo New Material.

Transactions with Daqo New Material

Chongqing Daqo entered into a lease agreement with Daqo New Material dated June 30, 2008 to rent all of Daqo New Material’s land, production infrastructure and machinery and equipment for our polysilicon production. The initial lease agreement has a five-year term starting July 1, 2008, with monthly lease payments at a fixed amount of RMB9.95 million ($1.4 million). The rental amount under the initial lease agreement was determined based on factors, such as Daqo New Material’s operating expenses, interest expenses and the return on investment required by Daqo New Material’s owners. The initial lease agreement also provided that if Daqo New Material transferred the ownership of the leased assets to any third party, the lease agreement will remain effective and enforceable against the new owner until its expiry. One month before the expiry of the initial lease term, the lease agreement could be renewed for an additional five-year term upon mutual consent. Chongqing Daqo had the right of first refusal to rent the leased assets under the initial lease agreement.

The lease agreement was amended and restated in August 2009, with retrospective effect from January 1, 2009. After one year of operations, Daqo New Material and Chongqing Daqo concluded that the lease payments under the original lease agreement would result in excessive return on investment to Daqo New Material in the foreseeable future. The amount of the monthly lease payment was thus reduced to RMB6.1 million ($0.9 million) in the amended and restated lease agreement. Under the amended and restated lease agreement, the lease period is from January 1, 2009 until December 31, 2013. One month before the expiry of the lease period, Chongqing Daqo has the option to renew the lease on the same terms and conditions for additional five-year periods. Furthermore, the amended and restated lease agreement provides that Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. Under current PRC laws and regulations, Chongqing Daqo needs to obtain governmental approval in China to proceed with the purchase, and given the application requirements we do not think it is currently practical for us to obtain such approval. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions, and if the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner until its expiry.

On November 9, 2009, Chongqing Daqo entered into a supplemental lease agreement with Daqo New Material to lease the production facilities for Phase 1b from November 9, 2009 until December 31, 2013 at a fixed monthly rental of RMB3.0 million ($0.4 million). The other terms of the supplemental lease agreement are the same as those of the amended and restated lease agreement for the Phase 1a facilities.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.

Our audit committee reviews and approves all related party transactions on an ongoing basis. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors—Audit Committee.”

Our code of business conduct and ethics provides for mechanisms to avoid conflicts between the personal interests of our directors and officers and our company’s interests. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Code of Business Conduct and Ethics” for more details.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings and we are not aware of any material legal or administrative proceedings threatened against us. We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of business.

Dividend Policy

We have not declared or paid any dividends on our ordinary shares or ADSs. We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China for our cash needs. Current PRC regulations restrict the ability of our subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.”

Subject to our Third Amended and Restated Memorandum and Articles of Association and the applicable laws, our board of directors has complete discretion as to whether to recommend a distribution of dividends to shareholders, and any distribution is further subject to the approval of our shareholders. Even if our board of directors decides to recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ADSs and ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

See “—C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing five ordinary shares, have been listed on the New York Stock Exchange since October 7, 2010 and trade under the symbol “DQ.” The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2010 (from October 7, 2010)	15.43	9.70

Quarterly Highs and Lows
Fourth Fiscal Quarter of 2010 (from October 7, 2010)	15.43	9.70
First Fiscal Quarter of 2011	14.97	10.15

Monthly Highs and Lows
November 2010	15.43	10.22
December 2010	11.87	9.70
January 2011	14.05	10.15
February 2011	14.97	11.92
March 2011	13.65	10.85
April 2011	13.05	10.60

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2010 Revision) of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our Third Amended and Restated Memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at International Corporation Services Ltd., P.O. Box 472, 2nd Floor Harbor Place, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

Board of Directors

We are managed by a board of directors which shall consist of no less than five members. Our board of directors currently consists of nine members. An appointment of a director may be in terms that the director shall automatically retire at the next or a subsequent annual general meeting.

Meetings of the board of directors may be convened at any time deemed necessary by any members of the board of directors in accordance with our Third Amended and Restated Memorandum and Articles of Association.

A meeting of the board of directors shall be competent to make lawful and binding decisions if a quorum is present. Under our Third Amended and Restated Memorandum and Articles of Association, the quorum necessary for the transaction of the business of our board of directors may be fixed by the board of directors and unless so fixed shall be a majority of the directors then in office. At any meeting of the directors, each director, be it by his presence or by his alternate, is entitled to one vote.

Questions arising at a meeting of the board of directors are required to be decided by simple majority votes of the members of the board of directors present or represented at the meeting. In the case of a tie vote, the resolution shall fail. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “—Terms of Directors and Executive Officers.”

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividend Rights

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least shareholders holding not less than an aggregate of one-third of all voting share capital of our company in issue present in person or by proxy and entitled to vote. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than one third of our share capital as at that date carries the right of voting at general meeting of our company. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.

Transfer of Shares

Subject to the restrictions of our Third Amended and Restated Memorandum and Articles of Association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the shares conceded are free of any lien in favor of us; or (c) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Redemption of Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”

Limitations on the Right to Own Shares

There are no limitations on the right to own our shares.

Disclosure of Shareholder Ownership

There are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Demand Registration Rights and Form F-3 Registration Rights

When we are eligible for registration on Form F-3, holders of at least 10% of our outstanding registrable securities have the right to request that we file registration statements under Form F-3 covering the offer and sale of their securities.

We, however, are not obligated to effect a demand registration or a Form F-3 registration if, among other things, (1) we notify the requesting holder of the registrable securities of our intention to make a public offering within 180 days, (2) the dollar amount of securities to be sold is of an aggregate price to the public of less than $5,000,000, or (3) we provide the requesting holders a certificate signed by our chief executive officer stating that in the good faith judgment of the board of directors the filing of such a registration statement will be materially detrimental to us and our shareholders. In the case of (3), we cannot exercise the deferral right more than once in any 12-month period.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company—B. Business Overview” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E. Taxation

The following discussion of the material Cayman Islands, PRC and United States federal tax consequences of an investment in the ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the shares or ADSs, such as the tax consequences under U.S. state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Chinese Taxation

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempt from PRC withholding tax. Under the PRC Enterprise Income Tax Law and its implementation rules effective on January 1, 2008, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws.

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China are considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 provides that a “foreign enterprise controlled by a PRC company or a PRC company group” will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. However, it remains unclear how PRC tax authority will treat an overseas company controlled by PRC natural persons rather than PRC enterprises like Daqo Cayman. The criteria set forth above do not apply to Daqo Cayman directly because Daqo Cayman is currently beneficially owned by Chinese individuals and is not a “foreign enterprise controlled by a PRC company or a PRC company group.” In addition, if new rules and interpretations are issued in the future specifying the criteria for determining whether a foreign entity beneficially owned by individual Chinese citizens is a resident enterprise under the EIT Law, we cannot assure you that Daqo Cayman will not be deemed a PRC resident enterprise.

If Daqo Cayman is classified as resident enterprise under the EIT Law, ADS holders who are not Chinese residents will be subject to a 10% withholding tax upon dividends payable by Daqo Cayman. However, the EIT law and regulations also provide that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested resident enterprise are exempted from income tax, subject to certain conditions. Therefore, if Daqo Cayman is classified as resident enterprise under the EIT Law, the dividends received from our Chinese subsidiaries will be exempted from withholding tax.

Material United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code. This discussion is based upon applicable provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations (proposed, temporary and final) promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the United States Internal Revenue Code.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisors regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we do not believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ending 2010. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. In addition, because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under “Passive Foreign Investment Company Rules” generally will apply for such taxable year and will apply in future years even if we cease to be a PFIC in subsequent years. The discussion below under “Dividends” and “Sale or Other Disposition of Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For dividends received in taxable years beginning before January 1, 2013, a non-corporate recipient will be subject to tax at the lower capital gains rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that the Company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, the Company is eligible for the benefits of the United States-PRC treaty, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your United States federal income tax liability.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. See “—People’s Republic of China Taxation.” The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares. Under these PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC (a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes a mark-to-market election for the ADSs or ordinary shares, such holder will include in income for each year that we are treated as a PFIC with respect to such holder an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over the holder’s adjusted basis in such ADSs or ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. A U.S. Holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Dividends”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange or market for these purposes. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, and a U.S. Holder holds ADSs, we expect that the mark-to-market election would be available to such U.S. Holder were we to be or become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” or “QEF” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable United States Treasury regulations. We do not intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election. Accordingly, each U.S. Holder should assume that the QEF Election will not be available.

If a U.S. Holder holds ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder may be required to file United States Internal Revenue Service Form 8621 and such other form as is required by the United States Treasury Department. U.S. Holders are urged to consult their tax advisor regarding the application of the PFIC rules to their investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

The United States tax compliance rules impose reporting requirements on certain United States investors in connection with holding interests of a non-United States company, including our ADSs or ordinary shares, either directly or through a “foreign financial institution”. These rules also impose penalties if an individual U.S. Holder is required to submit such information to the United States Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the United States Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). U.S. Holders are advised to consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934 or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings and interest income generated by excess cash which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2010, we had outstanding short-term bank borrowings of $71.6 million with a fixed interest rate of 5.81% and outstanding long-term bank borrowings of $83.0 million bearing floating rates which are subject to adjustment every 12 months based upon the PRC government’s standard interest rate, The weighted average interest rate as of December 31, 2010 for the long-term bank borrowings was 5.86%. We are currently not engaged in any interest rate hedging activities.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to (1) the Euro or U.S. dollar income or that we may generate in the future for sale of our photovoltaic products in the international market, (2) the U.S. dollar proceeds of a small portion of our initial public offering in October 2010, most or substantially all of which we expect to convert into RMB over time for the uses discussed under “Item 14. Material Modifications to the Rights of Security Holders Use of Proceeds,” and (3) the U.S. dollar and Euro denominated equipment purchase prices that we need to pay from time to time. We believe the impact of foreign currency risk is not material and we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while we use the U.S. dollar as our functional and reporting currency and the ADSs will be traded in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies.

To the extent that we need to convert U.S. dollars we received from our initial public offering in October 2010 into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2010, we had RMB-denominated cash balances of RMB1,049.1 million and U.S. dollar-denominated cash balances of $44.7 million. Assuming we had converted the U.S. dollar-denominated cash balance of $44.7 million into RMB at the exchange rate of $1.00 for RMB6.6000 as of December 30, 2010, this cash balance would have been RMB295.0 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB265.5 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to $0.02 per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to $0.02 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid. The charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. For the year ended December 31, 2010, we have not received any amount from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-164307) for our initial public offering of 9,200,000 ADSs, representing 46,000,000 ordinary shares, which registration statement was declared effective by the SEC on October 6, 2010.

For the period from the effective date of the registration statement to December 31, 2010, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $7.9 million. We received net proceeds of approximately $79.5 million from our initial public offering.

For the period from the effective date to December 31, 2010, we did not use a substantial portion of the net proceeds received from our initial public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2010, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report On Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

Prior to our initial public offering in October 2010, we were a private company with limited accounting personnel and other resources with which to address our internal controls over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2009 and 2010, we and our independent registered public accounting firm identified one “material weakness” and one “significant deficiency” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to our lack of sufficient accounting resources and expertise necessary to comply with U.S. GAAP and the Securities and Exchange Commission, or the SEC, reporting and compliance requirements. The significant deficiency identified related to our lack of sufficient and formally documented procedures for the financial closing and reporting process.

In compliance with Section 404 and its applicable rules and regulations, we have taken certain steps to remedy the material weakness and the significant deficiency, including hiring an outside consulting firm to review our internal control processes, policies and procedures in order to assist us in identifying any weaknesses or deficiencies in our internal control over financial reporting.

We will continue to implement measures during 2011 to remedy the material weakness and the significant deficiency, including:

•	providing further training to our financial and accounting staff to enhance their knowledge of U.S. GAAP; and

•	adopting and implementing additional policies and procedures to strengthen our internal control over financial reporting.

We are working to implement these measures, although we cannot assure you that we will complete such implementation in a timely manner.

Section 404 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that concludes our internal controls are not effective if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Changes in Internal Control Over Financial Reporting

In order to address the material weakness and significant deficiency in internal control over financial reporting identified by our independent registered public accounting firm, and in compliance with Section 404 and its applicable rules and regulations, we made the following change to our internal control over financial reporting during the period covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting:

•	adopting and implementing additional policies and procedures to strengthen our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Daqing Dave Qi, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act), and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://ir.dqsolar.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2009	2010
	(in US$ thousands)
Audit fees(1)	278	1,954
Tax fees(2)	146	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the New York Stock Exchange corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Daqo New Energy Corp. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-164307))

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-164307))

2.2	Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.1	2009 Share Inventive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.4	English translation of the Lease Agreement between Chongqing Daqo and Daqo New Material effective from July 1, 2008 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.5	English translation of the Amended and Restated Lease Agreement between Chongqing Daqo and Daqo New Material effective from January 1, 2009 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.6	English translation of the Supplemental Agreement between Chongqing Daqo and Daqo New Material effective from November 9, 2009 with respect to the Amended and Restated Lease Agreement (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.7	English translation of the Sales and Purchase Agreement between Zhejiang Yuhui Solar Energy Source Co. Ltd. (the principal operating subsidiary of ReneSola Ltd. and Daqo New Material dated as of October 31, 2007 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.8	English translation of the Amendment Agreement between Zhejiang Yuhui Solar Energy Source Co. Ltd. and Daqo New Material dated as of December 5, 2008 with respect to a Sales and Purchase Agreement (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.9	English translation of the Amendment Agreement among Zhejiang Yuhui Solar Energy Source Co. Ltd., Daqo New Material and Chongqing Daqo dated as of December 11, 2008 with respect to a Sales and Purchase Agreement (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-164307))

Exhibit Number	Description of Document

4.10	English translation of the Sales and Purchase Agreement between Zhejiang Yuhui Solare Energy Source Co. Ltd. and Chongqing Daqo dated as of August 4, 2009 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.11	English translation of the Sales and Purchase Agreement between Yingli Green Energy Holding Co., Ltd. and Chongqing Daqo (formerly known as Chongqing Sailing) dated as of May 28, 2008 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.12	English translation of the Amendment Agreement between Yingli Green Energy Holding Co., Ltd. and Chongqing Daqo (formerly known as Chongqing Sailing) dated as of November 21, 2008 regarding a Sales and Purchase Agreement (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.13	English translation of the Sales and Purchase Agreement between Yingli Green Energy Holding Co., Ltd. and Chongqing Daqo dated as of August 12, 2009 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.14	English translation of a Sales and Purchase Agreement between Yingli Green Energy Holding Co., Ltd. and Chongqing Daqo dated as of December 31, 2009 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.15	English translation of the Three-party Sales and Purchase Contract among Chongqing Daqo (formerly known as Chongqing Sailing), Wuxi Suntech Power Co., Ltd. and Glory Silicon Energy (Zhenjiang) Co., Ltd. dated as of March 11, 2008 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.16	English translation of the Strategic Cooperation Agreement between Chongqing Daqo and SUMEC Hardware & Tools Co., Ltd. dated as of December 3, 2008 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.17	English translation of the Supplemental Agreement to the Strategic Cooperation Agreement between Chongqing Daqo and SUMEC Hardware & Tools Co., Ltd. dated as of December 12, 2008 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.18	English translation of a Sales and Purchase Agreement between China Electric Equipment Group (Nanjing) Semiconductor Materials Co., Ltd. (an affiliate of China Sunergy (Nanjing) Co., Ltd.) and Chongqing Daqo dated as of December 18, 2009 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.19	English translation of the Loan Agreement between Daqo New Material and China Construction Bank, Wanzhou Branch dated as of September 30, 2007 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.20	English translation of the Loan Agreement between Daqo New Material and China Construction Bank, Wanzhou Branch dated as of February 28, 2008 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.21	English translation of the Loan Agreement between Daqo New Material and China Construction Bank, Wanzhou Branch dated as of July 31, 2008 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.22	English translation of the Loan Agreement between Chongqing Daqo and China Construction Bank, Wanzhou Branch dated as of January 21, 2009 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-164307))

Exhibit Number	Description of Document

4.23	English translation of the Loan Agreement between Chongqing Daqo and China Construction Bank, Wanzhou Branch dated as of July 7, 2009 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.24	English translation of the Loan Agreement between Chongqing Daqo and Huaxia Bank, Wanzhou Branch dated as of December 30, 2009 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.25	English translation of the Syndicated Loan Agreement among Chongqing Daqo, China Construction Bank, Chongqing Branch, China Construction Bank, Wanzhou Branch, and China Merchants Bank, Chongqing Jiangbei Sub-branch dated as of August 28, 2009 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.26	English translation of the Supplemental Agreement to the Syndicated Loan Agreement among Chongqing Daqo, China Construction Bank, Chongqing Branch, China Construction Bank, Wanzhou Branch, China Merchants Bank, Chongqing Jiangbei Sub-branch, China CITIC Bank, Chongqing Branch, Daqo Group, Guangfu Xu and Xiang Xu dated as of December 10, 2009, pursuant to which China CITIC Bank joined the bank syndicate as a lender (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.27	English translation of the Trademark License Agreement among Daqo Group, Chongqing Daqo and Nanjing Daqo dated as of May 8, 2009 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.28	Non-Competition Agreement among Daqo Group, Daqo Cayman (formerly known as Mega Stand International Limited) and Chongqing Daqo dated as of July 1, 2008 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.29	Technology License and Engineering Services Contract between Poly Engineering S.r.l and Chongqing Daqo dated as of June 15, 2008 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.30	English summary of the Construction Contract between Daqo New Material and China Tianchen Chemical Engineering Co., Ltd. dated as of June 27, 2007 (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.31	English summary of the Amendment to the Construction Contract between Daqo New Material and China Tianchen Chemical Engineering Co., Ltd. dated as of July 10, 2007 (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.32	English summary of the Construction Contract between Chongqing Daqo and China Tianchen Engineering Co., Ltd. dated as of August 28, 2008 (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.33	English translation of a Sales and Purchase Agreement Between Chongqing Daqo and Lighway Green New Energy Co., Ltd, dated as of January 9, 2010 (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.34	Addendum No. 1 to the Technology License and Engineering Services Contract between Poly Engineering S.r.l and Chongqing Daqo dated as of May 21, 2010 (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1, as amended (File No. 333-164307))

Exhibit Number		Description of Document

4.35		English translation of a Sales and Purchase Framework Agreement Between Chongqing Daqo and Jinzhou Solargiga Energy Co., Ltd. dated as of January 22, 2010 (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.36		English translation of a Sales and Purchase Agreement Between Chongqing Daqo and Yingli Green Energy Holding Company Limited dated as of August 3, 2010 (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.37		Sales Contract Between Chongqing Daqo New Energy Co., Ltd. and Jiangsu Meike Silicon Energy Co,. Ltd. (an affiliate of MEMC) dated as of September 25, 2010 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.38		Sales Contract Between Chongqing Daqo New Energy Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd. dated as of July 12, 2010 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.39		Sales Contract Between Chongqing Daqo New Energy Co., Ltd. and Tianwei New Energy Holdings Co., Ltd. dated as of July 27, 2010 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.40	*	English summary of Construction Contract Between XinjiangDaqo New Energy Co., Ltd. and China National Chemical Engineering Third Construction Co., Ltd. dated as of January 2011

4.41	*	English summary of Construction Contract Between XinjiangDaqo New Energy Co., Ltd. and China National Chemical Engineering Third Construction Co., Ltd. dated as of March 2011

8.1*		Subsidiaries of the Registrant

11.1		Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-164307))

12.1*		Certification

12.2*		Certification

13.1*		Certification

13.2*		Certification

15.1*		Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DAQO NEW ENERGY CORP.

By:	/s/ Gongda Yao
Name:	Gongda Yao
Title:	Chief Executive Officer

Date: May 13, 2011

DAQO NEW ENERGY CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF

DAQO NEW ENERGY CORP.:

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. (formerly named Mega Stand International Ltd.) and its subsidiaries and variable interest entity (referred to as the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010, and the related financial statement schedule, included as Schedule I. These financial statements and the financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Daqo New Energy Corp. and its subsidiaries and variable interest entity as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.

Shanghai, China

May 13, 2011

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except share data)

	December 31,
	2009	2010
ASSETS:
Current assets:
Cash and cash equivalents	$81,414,436	$203,635,798
Restricted cash	8,809,713	64,097
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2009 and 2010	16,710,457	15,180,002
Prepaid expenses and other current assets	4,986,726	4,995,175
Advances to suppliers	4,277,923	4,949,693
Inventories	4,717,488	11,239,762
Amount due from related party	—	903,616
Deferred tax assets current	—	770,126

Total current assets	120,916,743	241,738,269
Property, plant and equipment, net	399,985,079	399,558,053
Prepaid land use rights	1,552,965	8,597,548
Deferred tax assets	1,468,671	918,034
Other non-current assets	—	159,035

TOTAL ASSETS	$523,923,458	$650,970,939

LIABILITIES:
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings (including short-term borrowings and current portion of long-term borrowings of the consolidated variable interest entity without recourse to the Group of $17,577,240 and $18,175,440 as of December 31, 2009 and 2010, respectively)	$43,825,918	$71,600,632
Accounts payable	3,494,103	4,302,117
Advances from customers	31,608,219	45,604,506
Payables for purchases of property, plant and equipment (including payables for purchase of property, plant and equipment of the consolidated variable interest entity without recourse to the Group of $2,485,272 and $1,739,404 as of December 31, 2009 and 2010, respectively)	53,223,998	16,701,144
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to the Group of $1,409,565 and $1,036,807 as of December 31, 2009 and 2010, respectively)	9,848,451	19,428,269
Income tax payable	674,154	13,373,181

Total current liabilities	142,674,843	171,009,849
Long-term borrowings (including long-term borrowings of the consolidated variable interest entity without recourse to the Group of $65,914,650 and $49,982,460 as of December 31, 2009 and 2010, respectively)	144,935,562	83,001,176
Long-term payables for purchase of property, plant and equipment	—	—
Amount due to related party (including amount due to related party of the consolidated variable interest entity without recourse to the Group of $50,783 and $70,071 as of December 31, 2009 and 2010, respectively)	218,367	397,241
Accrued warranty cost	—	139,839

Total liabilities	287,828,772	254,548,105

Commitments (Note 14)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS—(Continued)

DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except share data)

	December 31,
	2009	2010
Mezzanine equity:
Series A convertible redeemable preferred shares, $0.0001 par value, 40,000,000 shares authorized, 29,714,103 and nil shares issued and outstanding as of December 31, 2009 and 2010 (liquidation value: $55,602,740 as of December 31, 2009)	55,602,740	—

EQUITY:
Daqo New Energy Corp. shareholders’ equity:
Ordinary shares;
$0.0001 par value 460,000,000, and 500,000,000 shares authorized as of December 31, 2009 and 2010, respectively; 100,000,000, and 175,714,103 shares issued and outstanding as of December 31, 2009 and 2010, respectively	10,000	17,571
Additional paid in capital	258,583	140,305,556
Retained earnings	51,609,747	116,881,004
Accumulated other comprehensive income	617,298	6,276,868

Total Daqo New Energy Corp. shareholders’ equity	52,495,628	263,480,999
Noncontrolling interest	127,996,318	132,941,835

Total equity	180,491,946	396,422,834

TOTAL LIABILITIES AND EQUITY	$523,923,458	$650,970,939

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2008	2009	2010
Revenues	$56,367,625	$111,193,477	$242,685,524
Cost of revenues	(19,391,613)	(69,251,610)	(136,483,927)

Gross profit	36,976,012	41,941,867	106,201,597

Operating (expenses) income:
Selling, general and administrative expenses	(4,982,366)	(9,335,822)	(15,692,453)
Research and development expenses	(4,865,165)	(2,774,608)	(1,385,611)
Other operating income	83,740	6,592,291	3,382,819

Total operating expenses	(9,763,791)	(5,518,139)	(13,695,245)

Income from operations	27,212,221	36,423,728	92,506,352
Interest expense	(3,873,451)	(6,461,733)	(9,880,259)
Interest income	115,083	214,321	544,679
Exchange loss	—	—	(1,185,904)

Income before income taxes	23,453,853	30,176,316	81,984,868
Income tax expense	(1,601,959)	(240,278)	(12,837,135)

Net income	21,851,894	29,936,038	69,147,733
Net income (loss) attributable to noncontrolling interest	326,867	(898,964)	576,476

Net income attributable to Daqo New Energy Corp. shareholders	$21,525,027	$30,835,002	$68,571,257

Deemed dividend on Series A convertible redeemable preferred shares	—	(702,740)	(3,300,000)

Net income attributable to Daqo New Energy Corp. ordinary shareholders	$21,525,027	$30,132,262	$65,271,257

NET EARNINGS PER ORDINARY SHARE
Basic—ordinary shares	$0.22	$0.29	$0.46

Diluted—diluted shares	$0.22	$0.29	$0.46

ORDINARY SHARES USED IN CALCULATING EARNINGS PER ORDINARY SHARE
Basic—ordinary shares	100,000,000	100,000,000	117,839,487

Diluted—diluted shares	100,000,000	104,151,834	140,726,323

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

	Year ended December 31,
	2008	2009	2010
Net income	$21,851,894	$29,936,038	$69,147,733

Other comprehensive income:
Foreign currency translation adjustments	763,914	330,134	10,028,611

Total other comprehensive income	763,914	330,134	10,028,611

Comprehensive income	22,615,808	30,266,172	79,176,344
Comprehensive income (loss) attributable to noncontrolling interest	526,634	(621,981)	4,945,517

Comprehensive income attributable to Daqo New Energy Corp. shareholders	$22,089,174	$30,888,153	$74,230,827

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

	Daqo New Energy Corp. shareholders
	Ordinary shares		Subscription receivable	Additional paid in capital	(Accumulated deficit) retained earnings	Accumulated other comprehensive income	Noncontrolling interest	Total	Comprehensive income
	Number	$
Balance at December 31, 2007	100,000,000	$10,000	$(10,000)	$—	$(47,542)	$—	$—	$(47,542)
Net income	—	—	—	—	21,525,027	—	326,867	21,851,894	$21,851,894
Foreign currency translation adjustments	—	—	—	—	—	564,147	199,767	763,914	763,914
Consolidation of variable interest entity	—	—	—	—	—	—	48,484,622	48,484,622

Balance at December 31, 2008	100,000,000	$10,000	$(10,000)	$—	$21,477,485	$564,147	$49,011,256	$71,052,888	$22,615,808

Net income	—	—	—	—	30,835,002	—	(898,964)	29,936,038	29,936,038
Foreign currency translation adjustments	—	—	—	—	—	53,151	276,983	330,134	330,134
Capital contribution from ordinary shareholders	—	—	10,000	—	—	—	—	10,000
Share-based compensation	—	—	—	258,583	—	—	—	258,583
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	(702,740)	—	—	(702,740)
Capital contribution by noncontrolling interest owner (Note 1)	—	—	—		—	—	79,607,043	79,607,043

Balance at December 31, 2009	100,000,000	$10,000	$—	$258,583	$51,609,747	$617,298	$127,996,318	$180,491,946	$30,266,172

Net income	—	—	—	—	68,571,257	—	576,476	69,147,733	69,147,733
Foreign currency translation adjustments	—	—	—	—	—	5,659,570	4,369,041	10,028,611	10,028,611
Share-based compensation	—	—	—	1,614,756	—	—	—	1,614,756
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	(3,300,000)	—	—	(3,300,000)
Conversion of series A convertible redeemable preferred shares into ordinary shares	29,714,103	2,971	—	58,899,769	—	—	—	58,902,740
Issuance of ordinary shares in the initial public offering (net of commission and issuance cost of $7,867,552)	46,000,000	4,600	—	79,532,448	—	—	—	79,537,048

Balance at December 31, 2010	175,714,103	$17,571	$—	$140,305,556	$116,881,004	$6,276,868	$132,941,835	$396,422,834	$79,176,344

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars)

	Year ended December 31,
	2008	2009	2010
Operating activities:
Net income	$21,851,894	$29,936,038	$69,147,733
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred income taxes	(44,797)	(578,110)	(219,489)
Share-based compensation	—	258,583	1,614,756
Depreciation of property, plant and equipment	7,817,151	16,088,049	30,751,063
Lease expenses of land use rights	68,680	137,506	150,853
Changes in operating assets and liabilities:
Accounts receivable	(2,440,675)	(14,269,782)	1,530,455
Prepaid expenses and other current assets	6,694,970	(3,397,284)	(8,449)
Advances to suppliers	627,249	(2,902,398)	(671,770)
Inventories	(4,808,827)	91,339	(6,522,274)
Prepaid land use rights	—	(929,430)	(7,213,278)
Other non-current assets	—	—	(159,035)
Accounts payable	3,125,506	333,323	808,014
Accrued expenses and other current liabilities	8,288,166	1,160,862	9,579,818
Accrued warranty cost	—	—	139,839
Income tax payable	1,674,149	(999,994)	12,699,027
Advances from customers	59,266,459	(27,658,240)	13,996,287
Amount due to related party	534,872	—	—

Net cash provided by (used in) operating activities	102,654,797	(2,729,538)	125,623,550

Investing activities:
Purchases of property, plant and equipment	(138,890,783)	(121,289,965)	(57,660,462)
(Increase)/decrease in restricted cash	(3,522,313)	11,620,111	8,745,616
Cash consolidated from variable interest entity	4,111,675	—	—
Prepayment to related party for purchase of equipment	—	—	(903,616)

Net cash used in investing activities	(138,301,421)	(109,669,854)	(49,818,462)

Financing activities:
Proceeds from bank borrowings	16,518,640	98,237,390	10,602,340
Proceeds from other long-term borrowings	900,000	6,230,000	3,775,948
Repayment of bank borrowings	—	(10,394,310)	(40,271,995)
Repayment of other long-term borrowings	—	—	(8,265,966)
Advance from related party	21,512,003	41,519,269	178,874
Cash proceeds from issuance of Series A convertible redeemable preferred shares	—	55,000,000	—
Issuance expenses paid for the Series A convertible redeemable preferred shares	—	(100,000)	—
Cash proceeds from issuance of ordinary share, net off commission	—	—	81,282,000
Issuance cost for ordinary shares	—	—	(1,744,952)
Capital contribution from ordinary shareholders	—	10,000	—

Net cash provided by financing activities	38,930,643	190,502,349	45,556,249
Effect of exchange rate changes	20,048	7,412	860,025

Net increase in cash and cash equivalents	3,304,067	78,110,369	122,221,362
Cash and cash equivalents at the beginning of the year	—	3,304,067	81,414,436

Cash and cash equivalents at the end of the year	3,304,067	81,414,436	203,635,798

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars)

	Year ended December 31,
	2008	2009	2010
Supplemental disclosure of cash flow information:
Interest paid	$3,312,611	$3,731, 624	$5,240,147

Income taxes paid	$—	$1,818,208	$625,130

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payable	$71,145,948	$53,223,998	$16,701,144

Supplemental schedule of non-cash financing activities:
Daqo New Material’s conversion of amount due to investor to owner’s equity (Note 1)	$—	$79,884,026	$—

Conversion of Series A convertible redeemable preferred shares into ordinary shares	$—	$—	$58,902,740

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

The consolidated financial statements include the financial statements of Daqo New Energy Corp. (the “Company”), its wholly owned subsidiaries, Chongqing Daqo New Energy Co., Ltd. (“Chongqing Daqo”), Nanjing Daqo New Energy Co., Ltd. (“Nanjing Daqo”) and Daqo Solar Energy North America (“Daqo America”), and its consolidated variable interest entity (“VIE”) Daqo New Material Co., Ltd. (“Daqo New Material”) (collectively, the “Group”).

The Company was incorporated on November 22, 2007 in the Cayman Islands. Chongqing Daqo and Nanjing Daqo were incorporated by the Company on January 14, 2008 and December 20, 2007, respectively, in the Peoples’ Republic of China (“PRC”). Daqo America was incorporated by the Company in January 2009, in California, USA.

Prior to the funding of Series A convertible redeemable preferred shares on November 11, 2009 (see Note 10), Daqo New Material and the Company were under common control by Daqo New Material’s ultimate shareholders. Daqo New Material was established by Daqo Group Co., Ltd. (“Daqo Group”), an affiliate of the Company, on November 16, 2006 for the primary purpose of developing a photovoltaic business. Daqo New Material’s activities included acquiring land use rights and constructing certain polysilicon production infrastructure, including buildings and production machinery and equipment. Chongqing Daqo acquired additional machinery and equipment that are used in connection with Daqo New Material’s land and production infrastructure.

Subsequent to its establishment, Chongqing Daqo entered into a lease agreement with Daqo New Material dated June 30, 2008 to rent all of Daqo New Material’s land, production infrastructure and machinery and equipment of Phase 1a for the Group’s polysilicon production. The initial lease agreement has a five-year term starting from July 1, 2008, with monthly lease payments at a fixed amount of RMB9.95 million ($1.4 million). The initial lease agreement also provided that if Daqo New Material transferred the ownership of the leased assets to any third party, the lease agreement would remain effective and enforceable against the new owner. One month before the expiry of the initial lease term, the lease agreement could be renewed for an additional five-year term upon mutual consent. Chongqing Daqo had the right of first refusal to rent the leased assets under the initial lease agreement. The lease agreement was amended and restated in August 2009, with retrospective effect from January 1, 2009. Under the amended and restated lease agreement, the lease period is from January 1, 2009 until December 31, 2013, with monthly lease payments at a fixed amount of RMB6.1 million ($0.9 million). One month before the expiry of the lease period, Chongqing Daqo has the option to renew the lease on the same terms and conditions for additional five-year periods. Furthermore, the amended and restated lease agreement provides that Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions. If the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner.

On November 9, 2009, Chongqing Daqo signed a supplementary lease agreement with Daqo New Material to rent all the land, production infrastructure of Phase 1b for the Group’s polysilicon production. The lease period is from November 9, 2009 to December 31, 2013, with monthly lease payments at a fixed amount of RMB3.0 million ($0.4 million). The other lease terms were the same as those in the amended and restated lease agreement of Phase 1a.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

Because the aggregate value of the monthly rental payments that Chongqing Daqo is contractually obligated to make to Daqo New Material represents the majority of the value of Daqo New Material’s assets, Chongqing Daqo has the majority of investment risk in Daqo New Material. Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), these contractual obligations represent an implicit guarantee between related parties, and Daqo New Material is considered to be Chongqing Daqo’s variable interest entity. Furthermore, the operating activities of Daqo New Material are most closely associated with Chongqing Daqo and the management of Chongqing Daqo also acts as the management of Daqo New Material. Based on these factors, Chongqing Daqo has the power to control Daqo New Material and is considered the primary beneficiary of Daqo New Material. As a result, Daqo New Material’s financial results are consolidated into the Group’s consolidated financial statements since July 1, 2008. Daqo New Material has been deemed to be the Chongqing Daqo’s predecessor business from November 16, 2006 (inception) through June 30, 2008. The assets and liabilities of Daqo New Material are consolidated at historical cost given they were held by an entity under common control and common ownership. Daqo Group’s total equity interests in Daqo New Material are presented as a noncontrolling interest. In 2009, $79,607,043 payable to Daqo Group was converted to equity interests of Daqo New Material. Accordingly, amount converted is presented as a capital contribution by non-controlling interest owner in the statement of changes in equity.

In the periods presented, the Company manufactured and sold polysilicon through Chongqing Daqo, and sold modules through Nanjing Daqo. Daqo America was set up as a marketing office to promote the Group’s products in North America.

The Company authorized 50,000 shares and issued 10,000 ordinary shares with a par value of $1.00 per share to the shareholders upon incorporation. As of December 31, 2008, the balance due from shareholders for the issued shares was outstanding and was recorded as subscription receivable in shareholders’ equity. In August 2009, the shareholders of the Company approved a 10,000-for-1 stock split of the Company’s ordinary shares with a corresponding reduction in par value per share. All share and per share amounts related to ordinary shares included in the accompanying consolidated financial statements and footnotes have been given retroactive treatment to reflect the stock split. In July 2009, the Company received the outstanding subscription receivable of $10,000 from the shareholders.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Group. All intercompany transactions and balances have been eliminated on consolidation.

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the amounts of

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

revenues and expenses during the reporting period. Management has made significant estimates in a variety of areas, including but not limited to revenue recognition, allowance for doubtful accounts, valuation of inventories and share-based compensation, useful lives and residual values of long-lived assets, impairment for long lived assets, consolidation of variable interest entity, valuation allowances for deferred tax assets, interest capitalization and warranty accrual. Actual results could differ from these estimates.

(d) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables.

The Group places its cash and cash equivalents in various financial institutions in the PRC. The Group believes that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit ratings and quality.

Accounts receivable represent those receivables derived in the ordinary course of business. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for doubtful accounts mainly based on age of the receivables and other factors surrounding the credit risk of specific customers. The Company believes no allowance for doubtful accounts is necessary as of December 31, 2009 and 2010, respectively, based on the age of the receivables and the Company’s assessment of the customers’ credit risk.

The following customers accounted for 10% or more of accounts receivable:

	December 31,
Accounts receivable	2009	2010
Customer A	$4,501,343	$		*
Customer F	$3,665,587		$—
Customer G	$2,453,990		$—
Customer E	$1,831,237		$1,884,187
Customer H	$—		$6,356,029

*	Represents less than 10%.

Sales of polysilicon to the Group’s largest customers whose sales over 10% of revenue accounted for approximately 89%, 54% and 26% of revenues for the years ended December 31, 2008, 2009 and 2010, respectively. In the past, the Group was substantially dependent upon the continued participation of these customers in order to maintain and continue growing its total revenues. Significantly reducing the Group’s dependence on these customers is likely to take time and there can be no guarantee that the Group will succeed in reducing that dependence.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

(f) Restricted cash

Restricted cash amounted to $8,809,713 and $64,097 as of December 31, 2009 and 2010, respectively, and are deposited in bank accounts as deposits for short-term letters of credit and notes issued by a bank for purchases of plant and equipment. These deposits carry fixed interest rates and will be released when the related letters of credit or notes are settled by the Group. The Group considers the restricted cash balances as equivalent to an investment whose return of principal requires the satisfaction of conditions (i.e., settlement of letters of credit or notes) rather than a withdrawal demand. Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment and, accordingly, the Group has presented such deposits and withdrawals as investing activities in the consolidated statements of cash flows.

(g) Inventories

Inventories are stated at lower of cost or market. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess and slow moving inventories to the estimated market value based on historical and forecasted demand. Estimated market value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. There were no such charges to inventory for the years ended December 31, 2008, 2009 or 2010.

The Group has outsourced portions of its manufacturing process, including cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (ingots, wafers or cells) to the third-party manufacturers.

For those outsourcing arrangements in which title does not transfer, the Group maintains the inventory in the balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturers. Upon receipt of the processed inventory from the third-party manufacturers, it is reclassified to work-in-progress inventory with the processing fee capitalized as cost of inventory.

For those outsourcing arrangements in which title (including risk of loss) does transfer to the third-party manufacturer, the Group is contractually obligated to repurchase the processed inventory. To accomplish this, it enters into raw material sales agreements and processed inventory purchase agreements simultaneously with the third-party manufacturer. In such instances, where they are, in substance tolling arrangements, the Group retains the inventory in the consolidated balance sheets while it is in the physical possession of the third-party manufacturer. The cash received from the third-party manufacturer is recorded as a current liability on the balance sheet rather than revenue or deferred revenue. Upon receipt of the processed inventory, it is reclassified from raw materials to work-in-progress inventory and the processing fee paid to the third-party manufacturer is added to inventory cost. Cash payments for outsourcing arrangements which require prepayment for repurchase of the processed inventory are classified as current assets on the balance sheet. If there is no right of offset in these arrangements and accordingly, the associated assets and liabilities will remain on the balance sheet until the processed inventory is returned to the Group.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

(h) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the following estimated useful lives:

Buildings and plant	20 years
Machinery and equipment	10 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	6 years

Costs incurred on construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the cost of such assets. Interest expense capitalized for the years ended December 31, 2008, 2009 and 2010 was $nil, $3,535,294 and $233,640 respectively.

(i) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The Group’s land use rights in the PRC are stated at cost less recognized lease expenses. Lease expense is recognized over the term of the agreement on a straight-line basis. The Group recorded lease expenses of $68,680, $137,506 and $150,853for the years ended December 31, 2008, 2009 and 2010, respectively.

(j) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the asset group to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. No impairment charges were recognized for the years ended December 31, 2008, 2009 or 2010.

(k) Revenue recognition

The Group manufactures and sells polysilicon. The Group recognizes revenue when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product has occurred, title and risk of loss have transferred to the customers and collectability of the receivable is reasonably assured. The majority of the sales contracts transfer title and risk of loss to customers upon receipt. Sales of polysilicon agreements typically do not contain product warranties except for return and replacement of defective products within a period generally ranging from 3 to 30 days from delivery. Sales agreements do not contain any post-shipment obligations or any other return or credit provisions. The Group may extend credit terms after assessing a number of factors to determine the customers’ credit worthiness.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

The Group sold approximately $4,968,702 and $24,764,173 in photovoltaic wafers, cells and modules, through tolling arrangements with third parties from polysilicon manufactured by the Company in 2009 and 2010, respectively. Revenues were recognized upon delivery of the goods when risk was transferred.

Customers frequently pay for products prior to the delivery of the products. Advance payments are recorded as advances from customers.

(l) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, electricity and other utilities, consumables, direct labor, overhead costs, depreciation of property, plant and equipment, and manufacturing waste treatment processing fees. Trial production costs are expensed as incurred.

(m) Shipping and handling

Costs to ship products to customers are recorded as selling expenses in the consolidated statements of operations. Costs to ship products to customers were $7,916, $494,477 and $1,030,695 for the years ended December 31, 2008, 2009 and 2010.

(n) Research and development expenses

Research and development expenses include materials and utilities consumed in research and development activities, payroll and related costs and depreciation of property and equipment associated with the research and development activities, which are expensed when incurred.

(o) Government subsidies

The Group receives unrestricted cash subsidies from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to value-added tax and income taxes paid, bank loan interest expenses paid or electricity consumed by the Group, however, these subsidies do not represent tax refunds or reimbursements of expenditures. The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received the years ended December 31, 2008, 2009 and 2010 were $83,740, $6,592,290 and $3,382,819, respectively.

(p) Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amount in the consolidated financial statements, net operating loss carry-forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

(q) Share-based compensation

The Group recognizes share-based compensation in the statement of operations based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The Group has made an estimate of expected forfeiture and is recognizing compensation costs only for those equity awards to vest. The share-based compensation expenses have been categorized as either selling, general and administrative expenses, research and development expenses and cost of sales, depending on the job functions of the grantees. For the years ended December 31, 2008, 2009 and 2010, the Group recognized share-based compensation expense of $nil, $258,583 and $1,614,755, respectively, which was classified as follows:

	Year ended December 31,
	2008	2009	2010
Selling, general and administrative expenses	$—	$244,083	$1,513,137
Research and development expenses	—	14,500	96,827
Cost of sales	—	—	4,791

Total	$—	$258,583	$1,614,755

(r) Product warranties

The Group provides a limited warranty to the original purchasers of its solar modules for two or five years, in relation to defects in materials and workmanship, and 25 years in relation to minimum power output. The Group accrues warranty costs when recognizing revenue and recognizes such costs as a component of selling expense. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel. Due to its limited solar module manufacturing history, the Group does not have any warranty claims. Based on its best estimates of both future costs and the probability of incurring warranty claims, the Group currently accrues for product warranties at 1% of solar module sales. The Group derives its estimates from a number of factors, including (1) an assessment of competitors’ accrual and claim history and (2) results from academic research, including industry—standard accelerated testing, and other assumptions that the Group believes to be reasonable under the circumstances. The Group acknowledges that such estimates are subjective and will continue to analyze the performance of its products compared to its competitors and academic research results to determine whether the accrual is adequate.

(s) Earnings per share

Basic earnings per ordinary share are computed by dividing the net income attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A convertible redeemable preferred shares (note 10) are participating securities since the holders of these securities may participate in dividends with ordinary shareholders based on a pre-determined formula.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the Series A convertible redeemable preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). For the years ended December 31, 2009 and 2010, the ordinary shares issuable upon the exercise of outstanding share options of nil and 92,455 shares are included in the calculation of dilutive earnings per share.

(t) Foreign currency translation

The reporting currency of the Group is the United States dollar (“U.S. dollar”). The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in other currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange in effect at the balance sheet dates. Transactions dominated in currencies other than the U.S. dollar during the year are converted into U.S. dollar at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in the statements of operations.

The financial records of the Company’s PRC subsidiaries and VIE are maintained in Chinese Renminbi (“RMB”), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated at average rate of exchange prevailing during the periods presented. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of changes in equity.

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to $21,603,572, $33,770,629 and $158,898,226 as of December 31, 2008, 2009 and 2010, respectively.

(u) Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by shareholders and distributions to shareholders and is comprised of net income and foreign currency translation adjustments.

(v) Fair value of financial instruments

The Company estimates fair value of financial assets and liabilities as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). The fair value measurement guidance establishes a hierarchy for inputs used in measuring

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

•	Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

•

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

•

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use to price an asset or liability.

When available, the Group measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes. Although the Group uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Group’s consolidated assets, liabilities, shareholders’ equity and net income or loss.

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, payables for purchase of property, plant and equipment, amounts due to related parties and short-term and long-term borrowings. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

Management believes the carrying value of the long-term bank borrowings of $83,001,176 approximate its fair value as of December 31, 2010 as they are carried at market interest rates. As of December 31, 2010, the Group did not use derivative instruments to manage its risk.

The Group does not have any assets or liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2008, 2009 and 2010.

The fair value of amount due to related party was approximately $397,241, as of December 31, 2010. The fair value was estimated using the discounted cash flow method based on pertinent information available to us as of December 31, 2010. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of the consolidated financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

(w) Start-up costs

The Group expenses all costs incurred in connection with start-up activities, including preproduction costs and organization costs.

(x) Segments

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group is a single segment entity whose main business is the manufacturing and sale of polysilicon. Substantially all of its revenues are derived in the PRC. The Group’s long-lived assets and operations are substantially all located in the PRC.

The following table summarizes the Group’s revenues by product:

	Year ended December 31,
	2008	2009	2010
Polysilicon	$56,367,625	$106,224,775	$217,921,352
Other products	—	4,968,702	24,764,173

Total revenues	$56,367,625	$111,193,477	$242,685,524

The following customers accounted for 10% or more of revenues:

	Year ended December 31,
	2008			2009			2010
Customer A		$19,842,394			$31,431,284		$33,763,866
Customer B		$12,052,183			$14,754,184		$—
Customer C		$18,526,727		$		*	$—
Customer D	$		*		$13,413,152		$—
Customer E	$		*	$		*	$30,273,322

*	Represents less than 10%.

(y) Variable Interest Entity

A VIE is an entity in which equity investors generally do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. A VIE is consolidated by its primary beneficiary if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

(z) Noncontrolling interest

The noncontrolling interest represents Daqo Group’s equity interest in the VIE. The Group classified the ownership interest in the consolidated entity held by a party other than the Company to noncontrolling interest in

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

the consolidated financial statements. It also reported the consolidated net income at amounts that include the amounts attributable to both the parent and the noncontrolling interest on the face of the consolidated statements of operations and comprehensive income.

(aa) Recent accounting pronouncements

The following new accounting pronouncements have been issued, but not yet adopted as of December 31, 2010:

In April 2010, the FASB issued ASU 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Payment”. The ASU amends ASC 718 to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. This ASU is effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment to the opening balance of retained earnings for all awards outstanding as of the beginning of the annual period in which the ASU is adopted. Earlier application is permitted. The Group does not expect that the adoption of this ASU will have a significant impact on its consolidated financial statements.

3. INVENTORIES

Inventories consist of the following:

	December 31,
	2009	2010
Raw materials	$428,447	$2,256,367
Work-in-process	2,061,538	4,924,174
Finished goods	2,227,503	4,059,221

Inventories	$4,717,488	$11,239,762

4. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2009	2010
Cost
Buildings and plant	$208,531,459	$206,078,751
Machinery and equipment	212,039,848	217,964,792
Furniture, fixtures and equipment	2,696,799	2,973,366
Motor vehicles	275,700	364,241
Less: Accumulated depreciation	(24,946,033)	(57,319,503)

Property, plant and equipment, net	$398,597,773	$370,061,647
Construction in process	1,387,306	29,496,406

Total	$399,985,079	$399,558,053

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

Depreciation expense was $7,817,151, $16,088,049 and $ 30,751,063 for the years ended December 31, 2008, 2009 and 2010, respectively.

5. BORROWINGS

	December 31,
	2009	2010
Borrowings	$188,761,480	$154,601,808
Analysis as:
Short-term bank borrowings	14,647,700	9,466,375
Long-term bank borrowings, current portion	29,178,218	59,494,273
Other short-term borrowing	—	2,639,984

Subtotal	43,825,918	71,600,632
Long-term bank borrowings, non-current portion	137,805,562	83,001,176
Other long-term borrowings	7,130,000	—

Total	$188,761,480	$154,601,808

The Group obtained loans from several banks. The details of bank loans are as follows:

	December 31,
	2009	2010
Guaranteed(i)	$181,631,480	$151,961,825

Total	$181,631,480	$151,961,825

i.	As of December 31, 2009 and 2010, the bank loans amounting to $181,631,480 and $151,961,825 were guaranteed by Daqo Group, respectively.

The interest rate on the short-term bank borrowing was fixed and was 5.31% and 5.81% as of December 31, 2009 and 2010, respectively. The other short term borrowing was borrowed from an independent third party at interest free.

The long-term bank borrowings bear floating rates which are subject to adjustment every 12 months based upon the PRC government’s standard interest rate. The weighted average interest rate as of December 31, 2009 and 2010 for the Group’s long-term bank borrowings was 6.10% and 5.86%, respectively.

The other long-term borrowings were obtained from an unrelated third-party non-financial institution with interest free and maturity date of March 2012. The borrowings were repaid in November 2010.

The principal maturities of these long-term bank borrowings as of December 31, 2010 are as follows:

December 31,	Amount
2011	$59,494,273
2012	33,321,640
2013	33,321,640
2014	15,676,317
2015	681,579

Total	$142,495,449

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2009	2010
Value-added tax payable	$1,278,144	$8,490,785
Royalty payable	1,591,471	—
Accrued payroll and welfare	1,817,288	2,851,847
Accrued professional fees	2,002,279	916,531
Guarantee Deposit	—	3,665,827
Other tax payable	813,372	1,271,420
Others	2,345,897	2,231,859

Total	$9,848,451	$19,428,269

7. ADVANCES FROM CUSTOMERS

Advances from customers consist of the following:

	December 31,
	2009	2010
Customer C	$31,577,013	$—
Customer A	—	4,228,955
Customer H	—	12,768,806
Customer I	—	17,345,263
Others	31,206	11,261,482

Total	$31,608,219	$45,604,506

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group’s revenue recognition policy.

8. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During the years ended December 31, 2009 and 2010, the Group recognized $920,924 and $ 1,117,187 respectively.

(b) Statutory Reserves

Foreign invested enterprises in PRC are required under PRC laws to provide for certain statutory reserves, such as a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These entities are

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

required to allocate at least 10% of their after tax profits as reported in their PRC statutory financial statements to the general reserve and have the right to discontinue allocations to the general reserve if the balance of such reserve have reached 50% of their registered capital. These statutory reserves are not available for distribution to the owners (except in liquidation) and may not be transferred in the form of loans, advances or cash dividends. As of December 31, 2010, $13,332,406 was appropriated from the retained earnings of Chongqing Daqo. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer the registered capital and statutory reserves to the Company in the form of dividends, loans or advances and the restricted portion amounted to $62,136,621 and $102,932,406 as of December 31, 2009 and 2010, respectively.

9. INCOME TAXES

Cayman Islands Tax

The Company is incorporated in the Cayman Islands and is not subject to tax in this jurisdiction.

PRC Tax

The Company’s subsidiaries are registered in the PRC as foreign invested enterprises. Under the newly promulgated Laws of the People’s Republic of China on Enterprise Income Tax (the “New EIT Law”) which are effective January 1, 2008, the effective enterprise income tax rate is 25%.

Chongqing Daqo is a foreign invested enterprise located in Chongqing. In accordance with a PRC tax regulation which encourages investment in China’s southwest region, Chongqing Daqo is entitled to a preferential tax rate of 15% from its establishment through 2010. On December 9, 2009, Chongqing Daqo obtained a High and New Technology Enterprise certificate for a valid period of 3 years and is entitled to a preferential tax rate of 15% until December 31, 2011.

Daqo New Material is a domestic enterprise registered in Chongqing and is subject to an income tax rate of 25% for each of the three years ended December 31, 2010.

Nanjing Daqo is a foreign-invested enterprise established on December 20, 2007 located in Nanjing. The company started to carry out its operation from July, 2010, but was still in a loss position as of December 31, 2010. It is subject to an income tax rate of 25% for each of the three years ended December 31 2010.

Under the New EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. The Company certified that the undistributed earnings of the Group’s PRC subsidiaries of $120.0 million as of December 31, 2010 would be permanently reinvested, therefore, no provision for PRC dividend withholding tax was provided thereon.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIE because these entities do not have any accumulated earnings as of the balance sheet date.

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2009 and 2010. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. From inception to 2010, the Group is subject to examination of the PRC tax authorities. The Group classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in the years ended December 31, 2008, 2009 and 2010.

Income tax expenses comprise:

	Year ended December 31,
	2008	2009	2010
Current Tax	$1,646,756	$818,388	$13,056,624
Deferred Tax Benefit	(44,797)	(578,110)	(219,489)

Total	$1,601,959	$240,278	$12,837,135

The principal components of deferred income tax assets and liabilities are as follows:

	December 31,
	2009	2010
Net operating loss carried forward	$809,851	$1,020,560
Depreciation of property, plant and equipment	658,820	658,820
Accrued warranty cost	—	34,960
Interest capitalization	—	(58,881)
Others	—	32,701

Total	$1,468,671	$1,688,160

Deferred tax assets are analyzed as:
Current	$—	$770,126
Non-current	1,468,671	918,034

Deferred tax liabilities are analyzed as:
Current	$—	$—
Non-current	—	—

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

The Group uses the asset and liability method to record related deferred tax assets and liabilities. In assessing the reliability of deferred tax assets, the Group considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is more likely than not that the Group will realize the benefits of these deductible differences as at December 31, 2009 and 2010. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2010, the Group’s VIE, Daqo New Material, had net operating losses carried forward of approximately $2,462,000, among which $1,633,000 will expire if not used by the end of 2013 and $829,000 will expire in 2014. As of December 31, 2010, Nanjing Daqo had net operating losses carried forward of approximately $1,620,000, which will expire if not used by the end of 2015.

The effective income tax rate of the Group is different from the expected PRC statutory rate as a result of the following items:

	Year ended December 31,
	2008	2009	2010
PRC Enterprise Income Tax	25%	25%	25%
Preferential income tax rate of a subsidiary	(8)%	(10)%	(11)%
Additional tax deductions	(10)%	(14)%	(1)%
Non-deductable expenses	—	—	3%

Effective tax rate	7%	1%	16%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31,
	2008	2009	2010
The aggregate dollar effect (in thousands)	1,811	3,076	8,689
Per share effect-basic	0.02	0.03	0.06
Per share effect-diluted	0.02	0.03	0.06

10. SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES

On November 11, 2009, the Company issued 29,714,103 shares of Series A convertible redeemable preferred shares (“Preferred Shares”) for cash proceeds of $54.9 million, net of issuance cost of $100,000, to new investors. Series A convertible redeemable preferred shares were negotiated with independent third party investors, and recorded at the fair values. The accretion to the redemption value was reflected as a reduction to net income to arrive at net income available to the ordinary shareholders in the accompanying consolidated statements of operations and amounted to $702,740 and 3,300,000 for the year ended December 31, 2009 and 2010, respectively. Upon the completion of the Company’s initial public offering on October 7, 2010, all of the issued and outstanding Series A convertible redeemable preferred shares were automatically converted into 29,714,103 ordinary shares without any price adjustment.

Given the nature of certain key terms of the Preferred Shares as listed below, the Company had classified the Preferred Shares as mezzanine equity as of December 31,2009.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

Conversion

Each Preferred Shares is entitled to convert any or all of its preferred shares into fully paid and no assessable ordinary shares at the option of the holders or automatically upon a Qualified IPO or upon the request of a majority of holders of Preferred Shares. The conversion ratio is 1:1, subject to adjustments such as share splits and combinations, sale of shares below the conversion price and other dilutive events. Upon conversion, all declared and unpaid dividends on the Preferred Shares shall be paid in cash.

Each Preferred Share shall automatically be converted into ordinary shares at the then effective conversion price immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of ordinary shares to the public with gross cash proceeds to the Company in respect of all such ordinary shares so offered of at least $80 million and reflects a pre-money market valuation (based on the price per share offered to the public in the offering) of the Company of at least $275 million and results in such securities being listed on a Qualified Exchange (“a Qualified IPO”), or otherwise is approved by the Board, including the affirmative votes of both Series A Directors.

The Company has determined that there was no beneficial conversion feature (“BCF”) attributable to the Series A Shares as the effective conversion price was greater than the fair value of the ordinary shares on the commitment date. The Company will reevaluate whether a BCF is required to be recorded upon the modification to the effective conversion price of the Series A Shares, if any.

Redemption

Upon the earliest of material breach of share purchase agreement or second anniversary of the original issue, the Company shall redeem any Preferred Shares designated by the holders thereof for redemption by paying in cash an amount equal to the sum of (i) 100% of the issuance price (ii) an amount equal to interest on the issuance price for the period between the issuance date and the redemption date at an interest rate of 8% per annum, compounded annually, and (iii) all declared but unpaid dividends thereon up until the date of redemption, in each case above proportionally adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions.

Voting

Each Preferred Share has voting rights equivalent to the number of ordinary shares to which it is convertible at the reporting date.

Dividends

No dividends shall be declared or paid on any Ordinary Shares, unless and until a dividend in like amount is declared and paid on each outstanding Series A Preferred Share (on an as-if converted basis). The holders of outstanding Preferred Shares shall be entitled to receive, on an annual basis, preferential, non-cumulative dividends at the dividend rate of 8% of the Original Series A Issue Price, prior and in preference to any dividend on any Ordinary Shares; provided that such dividends shall be payable only when, as, and if declared by the Board. In addition, the holders of Preferred Shares shall be entitled to receive on a pari passu basis, when, as and if declared at the sole discretion of the Board, but only out of funds that are legally available for, cash dividends at the rate or in the amount as the Board considers appropriate.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Shares then outstanding shall be entitled receive an amount equal to the then effective issuance price plus all dividends declared and unpaid (as adjusted). If assets are insufficient, then assets will be distributed among the holders of Preferred Shares in proportion to the full amounts to which they would otherwise be entitled. If assets remain, then remaining assets are distributed among the holders of outstanding Preferred Shares and ordinary shares based on the number of ordinary shares, on an as-if-converted basis.

The reconciliation of the Series A Convertible Redeemable Preferred Shares is as follows:

	Year ended December 31,
	2009	2010
Mezzanine equity—Series A convertible redeemable preferred shares beginning balance	$—	$55,602,740
Issuance of Series A convertible redeemable preferred shares	54,900,000	—
Deemed dividend on Series A convertible redeemable preferred shares	702,740	3,300,000
Conversion into ordinary shares	—	(58,902,740)

Mezzanine equity—Series A convertible redeemable preferred shares ending balance	$55,602,740	$—

11. SHARE BASED COMPENSATION

On August 5, 2009, the Company adopted the 2009 Share Incentive Plan (the “Option Plan”) to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the Company’s business. As of December 31, 2009, share options to purchase of no more than 15,000,000 ordinary shares are authorized under the Option Plan.

On October 31, 2009, the Company grants options to acquire 5,350,000 ordinary shares to certain officers, directors and employees pursuant to the Option Plan. Twenty-five percent (25%) of the ordinary shares subject to the Option Plan will vest one year following the grant date, and the remaining seventy-five percent (75%) of the ordinary shares subject to the option will vest in thirty-six equal installments over the next three years. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price is $1.38. And 9,650,000 shares are available for future granting as of December 31, 2009.

The Company adopted Black-Scholes option pricing model to evaluate the fair value of the stock option based on the fair value of the ordinary shares for the above grant date with reference to the fair value of the ordinary shares of $1.80 dated October 31, 2009 determined by the Group. The fair value of the underlying ordinary shares was determined by the Group using generally accepted valuation methodologies, including the discounted cash flow approach, which incorporates certain assumptions including the financial results and growth trends of the Group, to derive total equity value of the Group.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

The following assumptions were used in the Black-Scholes option pricing model:

	Year Ended December 31, 2009
Options granted	Average risk-free rate of return	Weighted average expected term	Volatility rate	Dividend yield
October 31, 2009	3.35%	6.06	60.1%	0%

The risk-free rate of return is based on the US Treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The 60.1% expected volatility is based on the average volatility of comparable companies with the time period commensurate with the expected time period of the options.

On October 6, 2010, the Company grants options to acquire 120,000 ordinary shares to independent directors pursuant to the Option Plan. Thirty percent (30%) of the ordinary shares subject to the Option Plan will vest one year following the grant date, thirty percent (30%) of the option will be vest on the second year of the vesting commencement date, and the remaining forty percent (40%) of the ordinary shares subject to the option will vest in the third anniversary of the vesting commencement date. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price is $1.90.

On December 3, 2010, the Company grants options to acquire 2,190,000 ordinary shares to certain officers, directors and employees pursuant to the Option Plan. The ordinary shares subject to the Option Plan will vest in four equal annual installments, with the first installment vesting one year after grant date. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price is $2.35. And 7,340,000 shares are available for future granting as of December 31, 2010.

The Company adopted Binomial option pricing model to evaluate the fair value of the stock option with reference to the closing price of the Company as of the respective grant dates.

The following assumptions were used in the Binomial option pricing model:

	Year Ended December 31, 2010
Options granted	Average risk-free rate of return	Exercise multiple	Volatility rate	Dividend yield	Post-vesting forfeiture rate
October 6, 2010	3.5%	3 times	50.0%	0%	3%
December 3, 2010	3.5%	2.2~3 times	50.0%	0%	3~9%

The risk-free rate of return is based on the yield curve of China USD sovereign bond commensurating with the same maturity at the respective grant dates. The exercise multiple is estimated by reference to the proprietary research and empirical studies. The 50.0% expected volatility is based on the average of historical daily annualized share price volatility of 6 comparable companies over a normalized period that commensurate with the option life of 10 years excluding the volatile share price caused by financial crisis during September 1, 2008 to March 31, 2009. The post-vesting forfeiture rate is based on the historical data and management’s best estimation.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2010 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Options outstanding on December 31, 2009	5,350,000	$1.38	9.8	$2,247,000
Granted	2,310,000	2.33
Forfeited	(15,000)	2.35
Exercised	—

Options outstanding on December 31, 2010	7,645,000	$1.66	9.2	$2,812,390

Options vested or expected to vest on December 31, 2010	7,590,700	$1.65	9.2	$2,828,037

Options exercisable on December 31, 2010	1,560,417	$1.38	8.8	$1,017,392

The share-based compensation charge related to the share options of approximately $258,583 and $1,614,755 was recognized by the Company for the years ended December 31, 2009 and 2010, respectively.

The weighted average grant date fair value of options granted during the year ended December 31, 2009 and 2010 was $1.16 and $1.29, respectively.

As of December 31, 2010, there was $ 7,214,532 in total unrecognized compensation cost related to non vested stock options, which is expected to be recognized over a weighted-average period of 3.13 years.

12. RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationships between the Group and related party are as follows:

Name of the related party	Relationship
Daqo Group	An affiliated company representing the parent company of Daqo New Material holding 100% equity ownership of Daqo New Material. Daqo Group and the Company are controlled by same group of shareholders.

(2)	The Group entered into the following transactions with related party:

(a)	In March 2008, Daqo Group deposited $6,584,130 in a bank account to secure a short-term loan of $6,000,000 the Company obtained from a foreign bank, which was repaid in March 2009. As of December 31, 2009 and 2010, Daqo Group guaranteed the Group’s long-term debt obtained from a PRC bank $ 181,631,480 and $151,961,825, respectively.

(b)	On September 12, 2009, the paid-in capital of Daqo New Material was increased to RMB895 million ($126 million) after Daqo Group converted the amount payable to it, which was recorded in amount due to related party, to owner’s equity.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

(c)	In July 2010, the Company entered into an equipment purchase contract with Daqo Group to assign Daqo Group to import $32.8 million of equipment on behalf of the Company. As of December 31, 2010, equipment of $12.9 million have been received by the Group, and $903,616 was paid in advance to Daqo Group for such equipment purchases.

(d)	In October 2010, Nanjing Daqo entered into a lease contract with Daqo Group for its workshop from October 2010 to October 2017. The lease expense for the year ended December 31, 2010 is $32,136.

(e)	In 2010, the Group purchased equipment of $1.0 million from Daqo Group and its subsidiaries.

(3)	Related party balances:

The balance with Daqo Group and its subsidiaries was as follows:

	December 31,
	2009	2010
Amount due from related party	$—	$903,616

Amount due to related party	$218,367	$397,241

The Group’s balance due to Daqo Group was related to payments made by Daqo Group on behalf of the Group for technical consulting and engineering services, general and administrative expenses and the purchase of property, plant and equipment.

The Group received a commitment from Daqo Group that the amount due to Daqo Group is interest free and will not be due for at least 12 months after December 31, 2010.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

13. EARNINGS PER SHARE

The calculation of earnings per share is as follows:

	Year ended December 31,
	2008	2009	2010
Net income attributable to Daqo New Energy Corp.	$21,525,027	$30,132,262	$65,271,257
Numerator used in basic and diluted earnings per share:
Net income attributable to Daqo New Energy Corp. ordinary shareholders—basic	$21,525,027	$28,931,091	$54,691,886

Net income attributable to preferred shareholders for participating rights to dividends—basic	$—	$1,201,171	$10,579,371

Net income attributable to Daqo New Energy Corp. ordinary shareholders—diluted	$21,525,027	$30,132,262	$65,271,257

Denominator used in basic and diluted earnings per share:
Weighted average number of ordinary shares outstanding used in computing earnings per share—basic	100,000,000	100,000,000	117,839,487

Weighted average ordinary shares as if converted by Series A convertible redeemable preferred shares—basic	—	4,151,834	22,794,380
Share options	—	—	92,456

Weighted average number of ordinary shares outstanding used in computing earnings per share—diluted	100,000,000	104,151,834	140,726,323

NET INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Basic	$0.22	$0.29	$0.46

NET INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Diluted	$0.22	$0.29	$0.46

The outstanding 5,350,000 employee options could potentially dilute basic earnings per share in the future, but were excluded from the calculating of diluted earnings per share as their effects were anti-dilutive for the year ended December 31, 2009.

14. COMMITMENTS

Capital commitments

As of December 31, 2010, commitments outstanding for the purchase of property, plant and equipment approximated $ 11,356,374.

Lease commitments

The Group has operating lease commitments principally for its plant and office of Nanjing Daqo. The lease expense was nil and $32,136 for the year ended December 31, 2009 and 2010, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

Future minimum lease payments are as follows:

Year ending December 31
2011	$430,000
2012	460,000
2013	460,000
2014	460,000
2015 and later	1,270,000

Total	$3,080,000

15. VARIABLE INTEREST ENTITY

The equity interests in Daqo New Material, the VIE, are funded by Daqo Group. Daqo New Material was structured to acquire land use rights and to erect certain facilities for the future use of the Group.

The lease agreement with the VIE is structured such that Chongqing Daqo protect Daqo Group from potential losses from Daqo New Material. As a result of this agreement, Chongqing Daqo is the primary beneficiary of Daqo New Material. Lease income and expenses and associated receivables and payables are eliminated upon consolidation as intercompany transactions. Net income of the VIE is reflected as an adjustment to noncontrolling interest.

The VIE is principally engaged in leasing all its assets for use in the Group’s operations. Total assets, liabilities, net revenues, operating costs and expenses and net income of VIE are as follows:

	Year ended December 31,
	2009	2010
Cash	$1,084,879	$23,149,850
Property, plant and equipment	$188,722,023	$171,998,285
Prepaid land use rights	$1,552,965	$6,544,471
Total Assets	$215,414,669	$203,931,862
Payable for property, plant and equipment	$2,485,272	$1,739,404
Long-term borrowings, including current portion	$83,491,890	$68,157,900
Total Liabilities	$87,360,876	$71,004,182

	Period from July 1, 2008 to December 31, 2008	Year ended December 31,
		2009	2010
Revenues	$8,162,423	$11,623,287	$16,637,925
Operating costs and expenses	$7,835,556	$12,522,251	$16,043,237
Net income (loss)	$326,867	$(898,964)	$594,688

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

16. SUBSEQUENT EVENTS

(a)	The Company incorporated a wholly owned subsidiary, Xinjiang Daqo New Energy Co., Ltd., on February 22, 2011 in Shihezi Economic Development Area in Xinjiang Autonomous Region, China, to build Phase 2 polysilicon production facilities. Commercial production at these facilities is expected to commence in the fourth quarter of 2012.

(b)	The Group obtained a $15,270,000 (RMB100,000,000) short-term loan from a PRC bank in April 2011. The loan bears an interest rate based upon the PRC government’s standard interest rate. The loan is guaranteed by Daqo Group.

(c)	The Company incorporated a wholly owned subsidiary, Daqo New Energy Holdings (Canada) Ltd. (“Daqo Canada”) on April 21, 2011. Daqo Canada and JNE Solar Inc., a party unrelated to the Company prior to this transaction, signed a shareholders’ agreement on April 26, 2011 to set up a joint venture in Hamilton, Ontario, Canada to build and operate a solar module production facility with a capacity of 25 megawatts of photovoltaic modules. Commercial production at this facility is expected to commence in the fourth quarter of 2011.

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEET

DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except share data)

	December 31,
	2009	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,924,402	$42,377,021
Prepaid expenses and other current assets	2,023,779	420,499

	6,948,181	42,797,520
Investments in subsidiaries, net	110,329,008	221,647,552

TOTAL ASSETS	$117,277,189	$264,445,072

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$2,001,279	$916,531
Short-term borrowing	—	—

Total current liabilities	2,001,279	916,531
Other long-term liabilities	7,130,000	—
Amount due to related party	47,542	47,542

TOTAL LIABILITIES	9,178,821	964,073
Mezzanine equity
Series A convertible redeemable preferred shares, $0.0001 par value, 40,000,000 shares authorized, 29,714,103 and nil shares issued and outstanding as of December 31, 2009 and 2010 (liquidation value: $55,602,740 as of December 31, 2009)	55,602,740	—

EQUITY
Ordinary shares ($0.0001 par value; 460,000,000, and 500,000,000 shares authorized as of December 31, 2009 and 2010, respectively; 100,000,000, and 175,714,103 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	10,000	17,571
Additional paid in capital	258,583	140,305,556
Retained earnings	51,609,747	116,881,004
Accumulated other comprehensive income	617,298	6,276,868

Total shareholders’ equity	52,495,628	263,480,999

TOTAL LIABILITIES AND EQUITY	$28,989,174	$264,445,072

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars)

	Year ended December 31,
	2008	2009	2010
OPERATING EXPENSES
General and administrative	—	$(414,210)	$(3,791,827)
Research and development	—	(14,500)	(96,827)

Total operating expenses	—	(428,710)	(3,888,654)

LOSS FROM OPERATION	—	(428,710)	(3,888,654)
Interest expenses	(451,256)	(70,715)	—

NET LOSS BEFORE SHARE OF RESULTS OF SUBSIDIARIES	(451,256)	(499,425)	(3,888,654)
Equity in earnings of subsidiaries	21,976,283	31,334,427	72,459,911

NET INCOME	$21,525,027	$30,835,002	$68,571,257

Deemed dividend on Series A convertible redeemable preferred shares	—	(702,740)	(3,300,000)
Net income attributable to Daqo New Energy Corporation ordinary shareholders	$21,525,027	$30,132,262	$65,271,257

Other comprehensive income:
Foreign currency translation adjustments	564,147	53,151	5,659,570

Total other comprehensive income	564,147	53,151	5,659,570

Comprehensive income	$22,089,174	$30,888,153	$74,230,827

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CHANGES IN EQUITY

FOR YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share data)

	Ordinary shares		Subscription receivable	Additional paid in capital	(Accumulated deficit) retained earnings	Accumulated other comprehensive income	Total	Comprehensive income
	Number	$
Balance at December 31, 2007	100,000,000	$10,000	$(10,000)	$—	$(47,542)	$—	$(47,542)
Net income	—	—	—	—	21,525,027	—	21,525,027	21,525,027
Foreign currency translation adjustments	—	—	—	—	—	564,147	564,147	564,147

Balance at December 31, 2008	100,000,000	$10,000	$(10,000)	$—	$21,477,485	$564,147	$22,041,632	$22,089,174
Net income	—	—	—	—	30,835,002	—	30,835,002	30,835,002
Foreign currency translation adjustments	—	—	—	—	—	53,151	53,151	53,151
Share-based compensation	—	—	—	258,583	—	—	258,583
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	(702,740)	—	(702,740)
Capital contribution from ordinary shareholders	—	—	10,000	—	—	—	10,000

Balance at December 31, 2009	100,000,000	$10,000	$—	$258,583	$51,609,747	$617,298	$52,495,628	$30,888,153
Net income	—	—	—	—	68,571,257	—	68,571,257	68,571,257
Foreign currency translation adjustments	—	—	—	—	—	5,659,570	5,659,570	5,659,570
Deemed dividend on Series A convertible	—	—	—	1,614,756	—	—	1,614,756	—
redeemable preferred shares	—	—	—	—	(3,300,000)	—	(3,300,000)	—
Conversion of series A convertible redeemable preferred shares into ordinary shares	29,714,103	2,971	—	58,899,769	—	—	58,902,740	—
Issuance of ordinary shares upon in the initial public offering (net of commission and issuance cost of $7,862,952)	46,000,000	4,600	—	79,532,448	—	—	79,537,048

Balance at December 31, 2010	175,714,103	$17,571	$—	$140,305,556	$116,881,004	$6,276,868	$263,480,999	$74,230,827

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars)

	Year ended December 31,
	2008	2009	2010
OPERATING ACTIVITIES
Net income	$21,525,027	$30,835,002	$68,571,257
Share of results of subsidiaries	(21,976,283)	(31,334,427)	(72,459,911)
Share-based compensation	—	258,583	1,614,756
Adjustments to reconcile net income to net cash used in operating activities:
Prepaid expenses and other current assets	—	(1,843,779)	1,603,280
Changes in other current liabilities	—	2,001,279	(1,084,748)

Net cash used in operating activities	(451,256)	(83,342)	(1,755,366)

INVESTING ACTIVITIES
Capital contributed to a subsidiary	(6,401,000)	(49,990,000)	(33,199,062)
Advance paid to intercompany	—	(180,000)	—

Cash used in investing activities	(6,401,000)	(50,170,000)	(33,199,062)

FINANCING ACTIVITIES
Proceeds from the issuance of Series A convertible redeemable preferred shares	—	55,000,000
Issuance expenses paid for the Series A convertible redeemable preferred shares	—	(100,000)	—
Proceeds from bank borrowings	6,000,000	—
Repayment of bank borrowings	—	(6,000,000)	—
Proceeds from other borrowing	900,000	6,230,000	—
Repayment of other long-term borrowings	—	—	(7,130,000)
Cash proceeds from issuance of ordinary share	—	—	80,982,000
Issuance cost of ordinary shares	—	—	(1,444,953)

Cash provided by financing activities	6,900,000	55,130,000	72,407,047

NET INCREASE IN CASH AND CASH EQUIVALENTS	47,744	4,876,658	37,452,619
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—	47,744	4,924,402

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$47,744	$4,924,402	$42,377,021

Supplemental schedule of non-cash financing activities:
Conversion of Series A convertible redeemable preferred shares	$—	$—	$58,902,740

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

Notes to Schedule I

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The financial statements of Daqo New Energy Corp. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) except for accounting of the Company’s subsidiaries and certain footnote disclosures as described below.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company.

4.	As of December 31, 2010, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

*    *    *    *    *    *