Form 20-F
period 2011-12-31
DAQO NEW ENERGY CORP.
filed 2012-04-30
CIK 1477641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

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

Bing Sun, Chief Financial Officer Tel: +(86 23) 6486 6666 Fax: +(86 23) 6486 6688 666 Longdu Avenue Wanzhou, Chongqing F4 40400 The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered

American depositary shares, each representing five ordinary shares	New York Stock Exchange

Ordinary shares, par value US$0.0001 per share*	New York Stock Exchange*

*	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 175,714,103 ordinary shares, par value US$0.0001 per share, as of December 31, 2011.

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

Large accelerated filer  ☐                Accelerated filer  ☒                Non-accelerated filer  ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

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

Our financial statements are expressed in U.S. dollar, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.3009 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2011. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

A. Selected Financial Data

The following selected consolidated statement of operations for our company for the three years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statement of operations for the period from November 22, 2007, the date of our inception, to December 31, 2007 and the year ended December 31, 2008 and our consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this annual report. We have consolidated Daqo New Material’s financial statements since July 1, 2008 because under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we are deemed to be Daqo New Material’s primary beneficiary for accounting purposes and Daqo New Material is considered a “variable interest entity” starting from July 1, 2008.

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

The following table also presents the selected consolidated statements of operations for Daqo New Material (our predecessor business) for the year ended December 31, 2007 and for the period from January 1, 2008 to June 30, 2008, which are derived from Daqo New Material’s audited financial statements which are not included in this annual report. Our predecessor business’s financial statements are prepared and presented in accordance with U.S. GAAP.

	Predecessor Business		Daqo Cayman
	Year Ended December 31,	Period from January 1, 2008 to June 30,	Period from November 22, 2007 (inception) to December 31,	Year Ended December 31,
	2007	2008	2007	2008	2009	2010	2011
	(in thousands of US$, except per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues	$—	$—	$—	$56,368	$111,193	$242,686	$255,832
Cost of revenues	—	—	—	(19,392)	(69,252)	(136,484)	(169,723)

Gross profit	—	—	—	36,976	41,942	106,202	86,109
Operating expenses(1)	(1,053)	(1,902)	(48)	(9,764)	(5,518)	(13,695)	(42,703)

(Loss) income from operations	(1,053)	(1,902)	(48)	27,212	36,424	92,507	43,406
(Loss) income before income taxes	(978)	(1,718)	(48)	23,454	30,176	81,985	35,628
Income tax benefit (expense)	207	428	—	(1,602)	(240)	(12,837)	(714)

Net (loss) income	(771)	(1,289)	(48)	21,852	29,936	69,148	34,914
Less: income (loss) attributable to noncontrolling interest	(771)	(1,289)	—	327	(899)	577	1,590

Net (loss) income attributable to Daqo New Energy Corp. shareholders	$—	$—	$(48)	$21,525	$30,835	$68,571	$33,324

Earnings (loss) per share, basic and diluted	$—	$—	$(0.00)	$0.22	$0.29	$0.46	$0.19

Earnings (loss) per ADS(2), basic and diluted	$—	$—	$(0.00)	$1.10	$1.45	$2.32	$0.95

Note:	(1)	Includes share-based compensation expenses in the amount of $0.3 million, $1.6 million and $2.2 million for the year ended December 31, 2009, 2010 and 2011, respectively.
	(2)	Each ADS represents five ordinary shares.

	Daqo Cayman
	Period from November 22, 2007 (inception) to December 31,	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except for unit cost)
Other Financial and Operating Data:
Polysilicon production volume (in MT)	—	291	1,523	3,771	4,524
Polysilicon sales volume (in MT)	—	237	1,498	3,650	3,947
Unit cost of polysilicon sold (in $/kg)	—	81.7	43.9	31.3	29.9

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	$00000	$00000	$00000	$00000	$00000
	Daqo Cayman
	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$—	$3,304	$81,414	$203,636	$92,697
Restricted cash	—	20,430	8,810	64	11,600
Property, plant and equipment, net	—	314,507	399,985	399,558	636,475
Total assets	$—	$350,105	$523,923	$650,971	$878,477
Short-term borrowings, including current portion of long-term borrowings	$—	$10,389	$43,826	$71,601	$111,805
Long-term borrowings	—	84,299	144,936	83,001	165,646
Total liabilities	48	279,052	287,829	254,548	426,450
Mezzanine equity	—	—	55,603	—	—
Total Daqo New Energy Corp. shareholders’ (deficit) equity	(48)	22,042	52,496	263,481	311,178
Noncontrolling interest	—	49,011	127,996	132,942	140,848
Total (deficit) equity	(48)	71,053	180,492	396,423	452,026
Total liabilities and equity	$—	$350,105	$523,923	$650,971	$878,477

A. Capitalization and Indebtedness

Not applicable.

B. Reasons for the Offer and Use of Proceeds

Not applicable.

C. Risk Factors

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

Global supply for polysilicon has exceeded and may continue to exceed demand, which could cause polysilicon prices to continue to decline and materially and adversely affect our profitability.

Our polysilicon sales prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and continue to expand capacities in order to achieve economies of scale. However, the global economic slowdown, the crisis in the global financial markets and the significant decrease in global petroleum prices since their peak in mid-2008 have reduced or delayed the general demand for photovoltaic products. If the demand continues to decline or if our customers delay their orders, we may not be able to sell our polysilicon at desirable prices, or at all. In late 2008 and 2009, newly available polysilicon supply and slowed global photovoltaic market growth resulted in an excess supply of polysilicon, which led to a significant decline in polysilicon prices. The global photovoltaic demand recovered substantially from the second half of 2010 through the first half of 2011. Nevertheless, market price for polysilicon experienced another significant decline in the second half of 2011 due to excess supply and decreasing demand. As a result of the polysilicon supply and demand fluctuation, we reduced the selling price of our polysilicon and thus experienced a decrease in revenues derived from polysilicon, primarily in the fourth quarter of 2011. If we experience further decline in demand in the future or we are unable to lower our costs in line with the average selling price decline, our operating margins will be reduced and our financial condition and results of operations may be materially and adversely affected.

The reduction in or elimination of government subsidies and economic incentives for solar energy applications could cause demand for our products and our revenues to decline.

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power substantially exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, in 2008, Spain set a cap of 500 megawatts for feed-in tariffs for solar power in 2009, and, in 2010, Spain announced its plan to cut the subsidized electricity prices paid to new photovoltaic solar power plants by up to 45%, both of which significantly reduced installations of new solar energy projects in the country. In 2009, the German government reduced solar feed-in tariffs by 9%. In 2010, Germany further introduced an approximately 24% to 26% solar feed-in tariffs reduction for rooftop systems and 20% to 25% reduction for ground-based systems. In early 2012, Germany further reduced its feed-in tariffs by 15% to up to 24.43 Euro cents per kilowatt hour for rooftop systems and up to 18.76 Euro cents per kilowatt hour for ground-based systems. In April 2012, Italian officials revealed the details of its latest renewable energy law. Amongst the proposals expected to become effective with the new law are cuts to Italy’s feed-in tariff, an annual installation cap, and a requirement to put all installations over 5MW through a competitive bidding process. Such actions may result in a significant fall in the demand for photovoltaic products. In addition, government financial support of photovoltaic products has been, and may continue to be, challenged on constitutional grounds and found unlawful in certain countries. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the photovoltaic industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

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

Although we were profitable in 2009, 2010 and 2011, we cannot assure you that our results of operations will not be adversely affected in the future. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. Our business model, technology and ability to achieve satisfactory manufacturing yields for polysilicon at higher volumes are unproven. Compared to companies with a long and well-established operating history and companies operating in less volatile sectors, our results of operations are more susceptible to the impact of adverse operating environment and supply and demand risks.

Our revenues and results of operations have fluctuated and are likely to fluctuate in the future.

Fluctuations of our revenues and results of operations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others, fluctuation in the global average selling prices of photovoltaic products, fluctuation in the volume of our products shipped, changes in end-user demand for the photovoltaic products manufactured and sold by us or our customers, the gain or loss of significant customers, the availability of governmental subsidies or financial support and changes in our electricity, natural gas, raw material or labor costs. For example, our profits may decline in the upcoming quarters if one or more of these factors becomes unfavorable to our business. Furthermore, wafers and modules traditionally had lower profit margins than polysilicon and we may need to price aggressively to gain market share or remain competitive in these businesses, which may further reduce our profit margins and cause our financial results to fluctuate from time to time.

Therefore, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in China.

We are facing increasing working capital pressure in the current challenging market environment. Our major shareholders have committed to provide financial support to us to meet our working capital requirements and obligations as they come due. If the market continues to deteriorate and we are not able to obtain adequate financial support from our major shareholders or from other sources, we will face the risk of not being able to continue as a going concern.

The current challenging solar photovoltaic market situation results in low prices through the whole value chain, which deteriorate the profitability for our polysilicon, wafer and module businesses. As of December 31, 2011, we had a working capital deficit (being our total consolidated current liabilities less our total consolidated current assets) of $38.4 million. If the market continues to be weak, we will face increasing pressure on our working capital. In addition, we committed significant capital expenditures on the construction and expansion of our Phase 2 polysilicon facilities in Shihezi, Xinjiang and equipment improvement projects in Wanzhou, Chongqing.

Nevertheless, our major shareholders with sufficient capital and liquidity agreed to provide the necessary financial support to us, as may be required, through Daqo Group, an affiliated company of ours. In addition, we had committed and available bank standby credit facilities of $136.4 million, as of December 31, 2011. In sum, our continuation as a going concern is dependent upon continued financial support from our shareholders and our ability to continue to obtain other sources of financing.

Our consolidated financial statements do not reflect any adjustments relating to recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should we be unable to continue as a going concern. Our inability to continue as a going concern would materially and adversely affect our financial condition, results of operations and business prospects.

We need a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when needed, our growth prospects and future profitability may be materially and adversely affected.

We need a significant amount of cash to fund our operations. In particular, we will need substantial additional funding to finance our expansion and equipment improvement projects for polysilicon, to meet our working capital requirements, and to repay any short-term or long-term bank borrowings when due. We will also need cash resources to fund our research and development activities in order to remain competitive on cost and technology. Furthermore, we need cash resources to make contributions to establish the required registered capital of two of our Chinese subsidiaries. As of December 31 2011, Daqo Cayman, the sole shareholder of Chongqing Daqo, Nanjing Daqo and Xinjiang Daqo, has contributed $69.6 million, $20.0 million and $33.6 million as registered capital in those Chinese subsidiaries of ours, respectively. Daqo Cayman, as required under Chinese regulations, shall inject the remaining registered capital of $26.4 million for Chongqing Daqo and $66.4 million for Xinjiang Daqo by the end of December, 2012 and February 2013, respectively. We are required to apply for an approval for any delay in the registered capital contribution to our Chinese subsidiaries and may face fines if the approval is not obtained.

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

Although the vast majority of the polysilicon produced in the world utilizes the chemical vapor deposition process, or the “modified Siemens process,” several alternative production processes have been developed that may have significantly lower production costs. Compared with other polysilicon production processes, a disadvantage of the modified Siemens process is the large amount of electricity required. For example, MEMC and REC currently operate or are constructing facilities that use the “fluidized bed reactor” method for producing polysilicon. Tokuyama has developed a polysilicon technology called the “vapor-to-liquid deposition” process. Other polysilicon manufacturers are establishing facilities using upgraded metallurgical grade silicon process to produce solar-grade polysilicon.

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

We may not be successful in achieving profitability in downstream photovoltaic manufacturing businesses, which could adversely affect our operations and financial results.

We have a limited relevant operating history in the downstream photovoltaic manufacturing businesses. In July 2010, we commenced commercial production of modules at our Nanjing facilities and shipped modules to customers in Europe. We increased our module production capacity from 50 MW as of June 30, 2010 to 100 MW by end of 2011. In July 2011, we commenced commercial production of multi-crystalline silicon wafers in Wanzhou, Chongqing, which is adjacent to our polysilicon facilities with access to our in-house high-quality polysilicon feedstock. Our current wafer and module manufacturing annual capacities are, 125MW and 100MW, respectively. Our success in downstream photovoltaic manufacturing businesses is subject to various risks and uncertainties, including:

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

In addition, we provide customers with a 5 to 12-year limited product warranty against defective materials and workmanship and a 25-year limited power output warranty against loss in power for our module products. As a result, we bear the risk of extensive warranty claims long after we sell our products. If we experience a large amount of warranty claims in the future, we may incur significant repair and replacement costs associated with such claims and widespread product failures could harm our reputation and customer relationships and may cause our sales to decline, which in turn could have a material adverse effect on our financial condition and results of operations.

If we cannot achieve profitability in wafer and module manufacturing businesses, our financial condition and our future results of operations may be material and adversely affected. In the event we decide to dispose of our wafer and/or module manufacturing business due to its continuing loss position or for any other valid business reason, we may not able to receive sales proceeds enough to recover our cost.

Our expansion in Xinjiang, China may not be successful.

We commenced construction of our Phase 2 polysilicon facilities in Shihezi, Xinjiang Uyghur Autonomous Region in March 2011 and plan to start commercial production at these facilities in the fourth quarter of 2012. Although the Xinjiang location provides many strategic advantages, including lower electricity costs, it is uncertain whether our expansion in Xinjiang will be successful.

There are many risks associated with our expansion in Xinjiang, including:

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

The photovoltaic market is expected to become increasingly competitive. Our competitors include international polysilicon and wafer manufacturers, such as Hemlock, Wacker, OCI, REC, MEMC, Green Energy Technology and Sino-American Silicon and Chinese domestic polysilicon and wafer manufacturers, such as GCL-Poly, China Silicon Corporation, Sichuan Xinguang Silicon Science and Technology, LDK Solar, ReneSola, JinkoSolar and Comtec Solar Systems. In addition, many solar cell and module manufacturers, including some of our existing and potential customers, have established or have announced the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales or even reduce our sales to our existing customers. Our wafer and module businesses face competition from local and international manufacturers, such as SunPower, Suntech Power, Solarfun and Canadian Solar and integrated photovoltaic product manufacturers such as Yingli Green Energy, SolarWorld, and Trina Solar. Many of our competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. In addition, before we fully ramp up our wafer and module manufacturing facilities, the production cost of our wafers and modules will not be competitive to those of our competitors due to our relatively small production scale. Our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of polysilicon than we can. Failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

We depend on a limited number of customers and sales contracts for a significant portion of our revenues and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in our revenues.

In 2009, 2010 and 2011, our top three customers in aggregate accounted for approximately 53.6%, 35.1% and 35.2% of our total revenues, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

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

We expect to experience increased capital expenditure as a result of the construction of our Phase 2 facilities. See “Item 4. Information on the Company—B. Business Overview—Manufacturing Capacity.” Before our production facilities become fully operational, we will need to make substantial payments for the installation of machinery and equipment, the training of personnel and other related expenses. A significant portion of these payments will be made prior to any revenues being realized from the expansion project. If we cannot complete our expansion plans on a timely basis or increase production yields in our facilities in accordance with our plan, we may not be able to achieve lower costs per unit of production, which would decrease our margins and lower our profitability.

Polysilicon production is energy-intensive and if our energy costs rise or if our electricity and other utility supplies are disrupted, our results of operations will be materially and adversely affected.

The polysilicon production process, particularly the modified Siemens process that we use, is highly dependent on a constant supply of electricity and other utilities, such as steam, natural gas and water, to maintain the optimal conditions for polysilicon production. If electricity or other utility supplies are not maintained at the desired level, we may experience significant delays in the production of polysilicon. In the past, there were shortages in electricity supply in various regions across China, especially during peak seasons, such as in the summer. In addition, the uncommon cold weather in China in the winter of 2009 and 2010 resulted in a surging natural gas demand, which in turn caused severe gas shortage in many regions, including Chongqing, where substantially all our polysilicon manufacturing facilities are located. The local governmental authorities in the worst-hit areas took measures to reduce or restrict the amount of natural gas supplied to non-residential users. We primarily use natural gas for our in-house steam production and steam is critical for our manufacturing process. Although the natural gas shortage did not directly affect our operations, if the shortage becomes more severe in the future, our natural gas supply may be reduced or suspended, which would significantly disrupt our manufacturing process. In addition to shortages, we are subject to potential risks of interruptions in energy supply due to power outage, equipment failure, weather conditions or other causes which could force us to cease production for a prolonged period of time. In the event that electricity or other utility supplies to our manufacturing facilities are disrupted, our business, results of operations and financial condition could be materially and adversely affected.

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

As of December 31, 2011, we had outstanding borrowings of $277.5 million with a weighted average floating interest rate of 6.87%, and we expect to incur additional debt in the future. We borrowed the majority of these bank loans from China Construction Bank, Wanzhou Branch and Bank of China, Shihezi Branch with guarantees from Daqo Group, an affiliated company of ours. We cannot assure you that we will be able to renew these borrowings when they become due or to obtain other loans or credits from other banks or other lenders on the terms satisfactory to us or at all to satisfy the substantial capital expenditure requirements associated with our capacity expansion, whether on our own or with the continuing support from Daqo Group. In addition, this level of indebtedness could have an adverse effect on our future operations, including, among other things: (1) reducing the availability of our cash flow to fund our working capital, capital expenditures or other general corporate purposes as a result of interest or principal payments; (2) subjecting us to the risk of interest rate increases on our indebtedness which bears floating interest rates; and (3) placing us at a competitive disadvantage compared to our competitors that have less debt or are otherwise less leveraged. Any of these factors could have a material and adverse effect on our business, financial condition and results of operations.

We and our independent auditors have concluded that our disclosure controls and procedures and our internal control over financial reporting were ineffective as of and for the year ended December 31, 2011. We may incur extra costs in implementing measures to remediate the material weaknesses in our internal control. Without an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

In connection with the audit of our internal control over financial reporting as of and for the year ended December 31, 2011, we and our independent registered public accounting firm identified three “material weaknesses” including (i) our lack of accounting resources and expertise necessary to comply with U.S. GAAP and the Securities and Exchange Commission financial reporting and disclosure requirements, (ii) our lack of sufficient resources to perform thorough reviews of consolidated financial statements and related footnote disclosures during the period-end financial reporting and disclosure process, and (iii) our lack of sufficient processes, documentation and approval of related party transactions with affiliates.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2011 using criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2011.

We will implement measures during 2012 to remedy these material weaknesses, including:

•	We intend to recruit additional personnel with U.S. GAAP and SEC reporting experience and to provide training to our current finance staff to enhance their U.S GAAP knowledge;

•	We intend to leverage the additional finance staff noted above to enhance our financial closing and reporting process; and

•	We intend to monitor our policies and procedures regarding related party transactions, including enforcing the policy requiring formal documentation and advance written approval.

However, we cannot assure you that we will complete such implementation in a timely manner. In addition, we have incurred and anticipate to continue to incur considerable costs, management time and other resources in an effort to implement these measures to address such weakness.

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

We face risks and uncertainties expanding our business through alliances, joint ventures or acquisitions.

In 2011, we formed alliances with JNE Solar Inc., a party unrelated to us prior to this transaction, in Hamilton, Ontario, through our newly formed wholly owned subsidiary, Daqo New Energy Holdings (Canada) Ltd., to expand our operations in North America. This joint venture was terminated in April 2012 without incurring any loss to us. We may in the future, if presented with appropriate opportunities, acquire or invest in technologies, businesses or assets that are strategically important to our business or form alliances with key players in the photovoltaic industry to further expand our business. Such acquisitions and investments could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of integration of new businesses. Investments in new businesses may also divert our cash flow from servicing our debts and making necessary capital expenditures. In addition, we may incur impairment losses on our acquisitions and investments in equity securities. The diversion of our management’s attention and any difficulties encountered with respect to the acquisitions, investments or alliances or in the process of integration could have an adverse effect on our ability to manage our business. Furthermore, our experience in the polysilicon manufacturing industry may not be as relevant or applicable in downstream markets. We may also face intense competition from companies with greater experience or established presence in the targeted downstream markets or competition from our industry peers with similar expansion plans. Any failure to integrate any acquired businesses or joint ventures into our operations successfully and any material liabilities or potential liabilities of any acquired businesses or joint ventures that are not identified by us during our due diligence process for such acquisitions or investments could materially and adversely affect our business and financial condition.

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

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facility for a significant period of time. Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production and could reduce our production capacity for a significant period of time. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, we temporarily shut down our Phase 1 facilities in November 2009 for quality check purposes, in April 2010 for periodic maintenance, in December 2010 for periodic maintenance and capacity enhancement, and in December 2011 for periodic maintenance, which has reduced and may further reduce the volume and increase the cost of polysilicon we produce. In addition, we may need to use hazardous equipment for our wafer and module manufacturing processes. Such equipment requires skills and experience for safe operation. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, and interruptions in electricity or water cooling supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

Existing regulations and changes to these regulations may present technical, regulatory, economic and trade barriers to the purchase and use of photovoltaic products, which may significantly reduce demand for our products.

Photovoltaic products are subject to national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering and other aspects of the electric utility industry. In a number of countries, including China, these regulations are being modified and may continue to be modified. The purchases of, or further investment in the research and development of, alternative energy sources, including photovoltaic technology, could be deterred by unfavorable regulations, which could result in a significant reduction in the potential demand for our products. For example, without a regulatory mandated exception for solar power systems, electric utility companies are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to end users of using the photovoltaic products and make them less desirable. In addition, trade authorities in foreign countries may apply trade sanctions against photovoltaic product imports from China, if the foreign trade authorities determine that the export sales from China are in violation of fair trade practices. Such trade sanctions can result in significant additional duties, which will adversely affect our photovoltaic product demand and thereby harming our business, prospects, results of operations and financial condition.

We obtain certain production equipment from a limited number of suppliers, and if such equipment is not delivered on time, is damaged in shipment or is otherwise unavailable, our ability to deliver polysilicon on time will suffer, which in turn could result in cancellation of orders and loss of revenues.

Our operations and expansion plans depend on our ability to obtain a sufficient amount of equipment that meets our specifications on a timely basis. Some of our equipment used in polysilicon and wafer production is not readily available from alternative vendors and would be difficult to repair or replace if it were to become damaged or cease working. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our production equipment, our business would incur losses. In addition, a supplier’s failure to supply our ordered equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay the capacity expansion of our manufacturing facilities and otherwise disrupt our production schedule or increase our costs of production. We have experienced significant delays in the delivery of our key equipment in the past. Failure to obtain equipment meeting our specifications could have a material adverse effect on our business, financial condition and results of operations. Furthermore, demand for polysilicon and wafer production equipment may result in significant increases in prices of such equipment or shortages in related components for our intended expansion. Any unexpected price increases could materially and adversely affect our financial condition and results of operations.

We have sourced and will continue to source some of our production equipment from Chinese manufacturers, and we cannot assure you that the China-sourced equipment will perform at the same level as our imported equipment or will meet our quality requirements.

We have purchased key equipment from Chinese and international suppliers. Compared to major international suppliers, our China-based suppliers generally have shorter operating histories and less experience in providing equipment for the polysilicon industry. We cannot assure you that the locally made equipment will perform at similar levels of quality and reliability as our imported equipment. In the event the China-sourced equipment does not perform as well as the imported equipment or does not perform at all, we may encounter disruption in our manufacture or deterioration of product quality, which in turn could materially and adversely affect our business, financial condition and results of operations.

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

Substantially all of our production, storage, administrative, and research and development facilities are currently located in close proximity to one another in Chongqing, China. A natural disaster, such as fire, floods, typhoons, earthquakes, snow storms, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would not be able to meet our production targets and our business would incur losses. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

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

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements for certain key aspects of our operations. For instance, we license from third party hydrochlorination process technology and equipment for our polysilicon production. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for details of the contractual arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. If for any reason we are unable to license necessary technology on acceptable terms or at all, it may become necessary for us to develop alternative technology internally, which could be costly and delay or disrupt our production and therefore have a material adverse effect on our business and operating results.

Failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. Contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. In addition, we currently hold fourteen patents and have sixteen pending patent applications in China covering various aspects of the polysilicon, wafer and module manufacturing process. However, we cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. Failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights and use them to compete against us, which could have a material adverse effect on our business, financial condition or operating results.

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

Since our inception, we have substantially benefited from financial support from Daqo Group, one of the largest electrical equipment manufacturers in China. As of December 31, 2011, we had outstanding payables to and amount due from Daqo Group and its subsidiaries in the amount of $3.2 million and $9.9 million, respectively. In addition, Daqo Group has granted us a permanent and royalty-free license to use the “Daqo” brand, which is a well recognized brand in the electrical industry in China. We have benefited from the strong brand recognition of “Daqo” in our business development efforts, as evidenced by our ability to secure major customers based in China within a short period after we commenced commercial production of polysilicon. Daqo Group has agreed in writing not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses without our consent for an indefinite term. Daqo Group has committed to provide any necessary financial support to us, as may be required, evidenced by a signed letter of support. However, we cannot assure you that we will continue to receive the same level of support, or any support at all, from Daqo Group in the future. If Daqo Group ceases to support us, our business, results of operations and prospects may be materially and adversely affected. In addition, any negative publicity associated with Daqo Group will likely have an adverse impact on our reputation, which could materially and adversely affect our business. In the event of any disagreements with Daqo Group, we may have to resort to legal proceedings in China to enforce our rights, which could be costly, time consuming and involve uncertain outcome.

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

As of the date of this annual report, three of our directors, Messrs. Guangfu Xu, Xiang Xu and Fei Ge, beneficially own an aggregate of 37.61% of our outstanding share capital. These three shareholders are also directors of Daqo Group or Daqo Group’s material subsidiaries. As a result of their high level of shareholding, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. These shareholders’ interests as beneficial owners of Daqo Group and Daqo New Material may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, these shareholders may take actions not in the best interest of us and our other shareholders.

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with expertise in the photovoltaic industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified technical staff or other highly skilled employees that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract and retain qualified personnel, our business may be materially and adversely affected.

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

Various Chinese governmental authorities have provided tax incentives to our subsidiaries in China. These incentives include income tax exemption or reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, the statutory enterprise income tax rate is 25%. However, our Chinese subsidiary Chongqing Daqo, as a foreign-invested enterprise established in the central and western regions of China, was entitled to a preferential enterprise income tax rate of 15% through 2010. In December 2009, Chongqing Daqo was qualified as a “Chongqing Municipality High and New Technology Enterprise.” This will entitle it to a preferential enterprise income tax rate of 15% for three years from the grant date of the certificate and can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. We cannot assure you that Chongqing Daqo will continue to qualify as a “high and new technology enterprise” in future periods. In addition, Chongqing Daqo has received various financial incentives and grants from the local government since its inception. For example, it received government grants in the amount of $2.9 million and $11.0 million in 2010 and 2011, respectively. Any increase in the enterprise income tax rate applicable to our Chinese subsidiaries or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our subsidiaries in China could adversely affect our business, operating results and financial condition.

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

We adopted our 2009 share incentive plan in August 2009 that permits the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2009 share incentive plan, we may issue options to purchase up to 15,000,000 ordinary shares. As of the date of this annual report, options to purchase 7,695,000 ordinary shares have been granted under this plan. In addition, we modified the exercise prices for certain outstanding options in January 2012 in order to provide additional incentives to our employees and directors. As a result of these option grants, option repricings and potential future grants under the plan, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we limit the scope of our share incentive plan, we may not be able to attract or retain key personnel who are expected to be compensated by incentive shares or options.

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

A severe and prolonged global economic recession and the corresponding slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

Recent global market and economic conditions have been unprecedented and challenging with recession in most major economies. Continued concerns about the systemic impact of a potentially long-term and widespread recession, energy costs, geopolitical issues, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to volatility of unprecedented levels. The Chinese economy also faces challenges. The stimulus plans and other measures implemented by the Chinese government may not work effectively or quickly enough to maintain economic growth in China or avert a severe economic downturn. In addition, concerns regarding the recent downgrade of the U.S. sovereign credit rating and the sovereign debt crisis in Europe may further aggravate the negative outlook of the economic conditions in the U.S., Europe and throughout the world, including China.

Since we derive most of our revenues from customers in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

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

Participants of our share incentive plan who are PRC individuals are required to register with SAFE, and the failure to so comply could subject us and such participants to penalties.

In February 2012, the SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. According to the Stock Option Notice, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must file an application with the SAFE or its local counterpart on behalf of PRC resident individuals who participate in stock incentive plans of overseas publicly-listed companies to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises. Our company is an “overseas publicly-listed company,” and therefore, we and participants of our share incentive plan who are PRC individuals are subject to these regulations.

As the Stock Option Notice is still relatively new, it is unclear how it will be interpreted and implemented by the relevant government authorities. We plan to submit an application with the SAFE or its local counterpart to register our share incentive plan. If our application is unsuccessful or our option plan participants who are PRC individuals fail to work with us to complete the registration, we or such persons may be subject to fines and legal sanctions. Any failure to comply with such regulations may subject us and the relevant participants of our share incentive to fines and legal sanctions and prevent us from being able to grant share incentive to our personnel, as a result of which our business operations may be adversely affected.

Chinese regulation of direct investment and loans by offshore holding companies to Chinese entities may delay or limit us from making additional capital contributions or loans to our Chinese subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our Chinese subsidiaries, are subject to Chinese regulations. For example, for each of our Chinese subsidiary, the aggregate amount of our loans to the Chinese subsidiary cannot exceed the difference between the amount of its total investment and its registered capital as approved by the foreign investment regulatory authorities under relevant Chinese laws, and the loans must be registered with the local branch of the SAFE. For each foreign invested enterprise, such as Chongqing Daqo and Nanjing Daqo, when the Chinese foreign investment regulatory authorities approve the establishment of such foreign invested enterprise, the authorities approve the amounts of such enterprise’s registered capital, which represent the investors’ capital commitment in equity, and the amounts of its total investment, which represent the sum of its registered capital plus the amounts of its permitted loans. After the establishment of the foreign invested enterprise, the investors can seek regulatory approval to increase its registered capital and the total investment amounts, and upon approval, there will be increases in both amounts. There is a specific statutory guideline relating to the ratio of a foreign invested enterprise’s registered capital amount over total investment amount, and all foreign investment regulatory authorities in China must follow the ratio guideline when exercising their approval authority. However, there is no uniform statutory guideline applicable to all regulatory authorities regarding whether to approve the establishment of a new foreign invested enterprise or to approve any increase in the registered capital and total investment of an existing foreign invested enterprise. In practice, authorities consider factors such as overall governmental policies relating to the specific industry and demands in a particular industry and the approval usually takes one to three months depending on the locations of the foreign invested enterprises. The approved total investment amounts of Chongqing Daqo, Nanjing Daqo and Xinjiang Daqo are $286.0 million, $48.9 million and $298.0 million, respectively. The registered capital of Chongqing Daqo is $96.0 million, of which $69.6 million was contributed by Daqo Cayman as the sole investor. The registered capitals of Nanjing Daqo and Xinjiang Daqo are $20.0 million and $100.0 million, respectively, all of which were contributed by Daqo Cayman as the sole investor in both Nanjing Daqo and Xinjiang Daqo. As a result, the maximum permissible amounts that Chongqing Daqo, Nanjing Daqo and Xinjiang Daqo may borrow from Daqo Cayman are $190.0 million, $28.9 million and $198.0 million, respectively. We may not make loans to Chongqing Daqo, Nanjing Daqo and Xinjiang Daqo in excess of the maximum amounts permissible unless we obtain government approval to increase their total investment amounts. In addition, any increases of our capital contributions to our Chinese subsidiaries beyond the previously authorized amount must be approved by the MOFCOM and the National Development and Reform Commission or their respective local counterparts. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our Chinese subsidiaries or to fund their operations may be negatively affected, which could adversely affect our Chinese subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by PCAOB, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with PCAOB is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

Risks Relating to Our ADSs

The trading prices of our ADSs have been and may continue to be volatile, which could result in substantial losses to investors.

The closing trading prices of our ADSs ranged from $1.43 to $14.74 in 2011 and are likely to remain volatile in the future and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed their securities on U.S. stock exchanges. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of our new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new products and expansions by us or our competitors;

•	fluctuations in market prices of or demand for our products;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel; and

•	potential litigation or regulatory investigations.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Law of the Cayman Islands (2011 Revision) and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we do not believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2011. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. In addition, because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may increase the risk of us becoming a PFIC. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

A. History and Development of the Company

Our company was incorporated in Cayman Islands as Mega Stand International Limited in November 2007. We changed our corporate name to Daqo New Energy Corp. in August 2009.

In January 2008, we established Chongqing Daqo New Energy Co., Ltd., or Chongqing Daqo, as our wholly owned operating subsidiary in China. Through Chongqing Daqo, we focus primarily on the manufacture and sale of polysilicon and have recently expanded into the wafer manufacturing. In addition to Chongqing Daqo, we established Nanjing Daqo New Energy Co., Ltd., or Nanjing Daqo, in December 2007 in China, through which we conduct our module manufacturing business. In January 2009, we established our wholly owned subsidiary Daqo Solar Energy North America, or Daqo North America, in California to promote our products in North America. In April 2011, we established a wholly owned subsidiary, Daqo New Energy Holdings (Canada) Ltd., or Daqo Canada, to expand our operations in Canada. In February 2011, to expand our polysilicon manufacture capacities, we established another wholly owned subsidiary in China Xinjiang Daqo New Energy Co., Ltd., or Xinjiang Daqo.

Daqo Group established Daqo New Material on November 16, 2006 in China. Although all of Daqo Group’s equity interest holders also beneficially own shares of Daqo Cayman, Daqo Group does not have any shareholding in our company. As of the date of this annual report, holders of equity interests in Daqo Group in aggregate beneficially own 58.01% of the outstanding ordinary shares of our company. Daqo New Material’s activities included acquiring land use rights and constructing certain production infrastructure prior to the incorporation of our company and Chongqing Daqo. Subsequent to the establishment of Chongqing Daqo, in July 2008, Chongqing Daqo entered into a lease agreement with Daqo New Material, which was amended and restated in August 2009 with retrospective effect from January 1, 2009, to rent Daqo New Material’s land, production infrastructure, machinery and equipment for its polysilicon production of Phase 1a. Under the amended and restated lease agreement, the lease period is from January 1, 2009 to December 31, 2013, with a monthly lease payment at a fixed amount. One month before the expiry of the lease period, Chongqing Daqo has the option to renew the lease on the same terms and conditions for an additional five-year period. Furthermore, the amended and restated lease agreement provides that Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. Under current PRC laws and regulations, Chongqing Daqo needs to obtain governmental approval in China to proceed with the purchase, and given the application requirements we do not think it is currently practical for us to obtain such approval. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions, and if the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner until its expiry. Under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we are deemed to be Daqo New Material’s primary beneficiary for accounting purposes and Daqo New Material as a “variable interest entity” has been consolidated starting from July 1, 2008. Therefore, we have consolidated the financial results of Daqo New Material into our financial statements since July 1, 2008. As of December 31, 2011, Daqo Group’s equity interest in Daqo New Material amounted to $140.8 million, which was consolidated and reflected as a noncontrolling interest in the balance sheet of our company pursuant to U.S. GAAP. Even though we do not directly or indirectly hold any equity interests in Daqo New Material, under U.S. GAAP, Daqo New Material has been deemed to be our predecessor business from November 16, 2006 through June 30, 2008.

On November 9, 2009, Chongqing Daqo signed a supplemental lease agreement with Daqo New Material to lease the production facilities of Phase 1b from November 9, 2009 until December 31, 2013 at a fixed amount. The other terms of the supplemental lease agreement are the same as those of the amended and restated lease agreement of Phase 1a.

Under a non-competition agreement with us, Daqo Group has agreed not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses without our consent for an indefinite term. Such related party transactions are subject to our audit committee’s review and approval. Under the non-competition agreement, we, through Daqo Cayman and Chongqing Daqo, are entitled to seek temporary restraining orders, injunctions or other equitable relief, in addition to monetary remedies specified in the agreement, if Daqo Group breaches its non-competition obligations. With the approval of our audit committee, we gave our consent to Daqo Group to enter the photovoltaic cell manufacturing business in China. Daqo Group incorporated the wholly owned subsidiary, Zhenjiang Daqo Solar, which started commercial production of photovoltaic cell in May 2011.

On October 7, 2010, we listed our ADSs, each representing five ordinary shares of Daqo New Energy Corp., on the New York Stock Exchange under the symbol “DQ” in connection with an initial public offering. We issued a total of 9,200,000 ADSs at $9.50 per ADS in connection with our initial public offering.

In February 2011, we incorporated a wholly owned subsidiary, Xinjiang Daqo, in Shihezi Economic Development Area in Xinjiang Autonomous Region, China, to build our Phase 2 polysilicon production facilities. Commercial production at these facilities is expected to commence in the fourth quarter of 2012.

In April 2011, we incorporated a wholly owned subsidiary, Daqo New Energy Holdings (Canada) Ltd., or Daqo Canada, to expand our operations in North America. Through Daqo Canada, we set up a joint venture with JNE Solar Inc., a party unrelated to us prior to this transaction, in Hamilton, Ontario. This joint venture was terminated in April 2012. Currently, Daqo Canada does not have any material operation, assets or liabilities.

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

We are a leading polysilicon manufacturer based in China. We have expanded to the downstream photovoltaic manufacturing businesses to establish facilities for wafer and module manufacturing. Our current wafer and module manufacturing annual capacities are, 125MW and 100MW, respectively. The following diagram illustrates the value chain for the manufacture of crystalline-silicon based photovoltaic products:

We manufacture and sell high-quality polysilicon to photovoltaic product manufacturers, who further process our polysilicon into ingots, wafers, cells and modules for solar power solutions. We improve our production efficiency and increase our output through technological improvements, adoption of process innovation and refinement as well as equipment enhancement. As a result of these initiatives, we plan to increase our annual production capacity to 7,300 MT of polysilicon by the end of 2012 from 4,300 MT in 2011 by adding a Phase 2 production line and improving our production efficiency. The actual production volume may exceed the production capacity due to operational improvements we may implement at our facilities in response to market conditions.

Our current operations are based in Chongqing, which is in the western area of China where the cost of doing business is generally lower than the coastal areas in China. Because of our strategic location, we experience advantages in electricity, raw material and labor costs over our competitors that are based in developed countries or in the coastal areas of China. We utilize the chemical vapor deposition process, or the “modified Siemens process,” to produce polysilicon, and have fully implemented the closed loop system to produce high-quality polysilicon cost-effectively. Compared to the open loop system that many of our China-based competitors use, our closed loop system uses raw materials more efficiently, requires less electricity and causes less pollution.

In March 2011, we commenced the construction of our Phase 2 polysilicon facilities in Shihezi, Xinjiang Uyghur Autonomous Region. We plan to begin commercial production at the Xinjiang Phase 2 facilities in the fourth quarter of 2012, where the initial annual capacity will be 3,000 MT when the facilities are fully ramped up.

We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at our existing Phase 1 facilities in Chongqing. In 2011, approximately 97% of our polysilicon met the solar grade quality standard, approximately 87% of our polysilicon met the highest specification of the solar grade quality standard and approximately 80% of our polysilicon met the electronic grade quality standard in China.

We achieved substantial growth since we commenced commercial production of polysilicon in July 2008. We produced 1,523 MT, 3,771 MT and 4,524 MT of polysilicon and sold 1,498 and 3,650 MT and 3,947 MT in 2009, 2010 and 2011, respectively. We generated revenues of $111.2 million, $242.7 million and $255.8 million and achieved net income attributable to Daqo New Energy Corp. shareholders of $30.8 million, $68.6 million and $33.3 million in 2009, 2010 and 2011, respectively.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales, are made under framework contracts. We also sell a significant portion of our polysilicon on a spot pricing basis. As of December 31, 2011, our major photovoltaic product customers included operating entities of Hanwha SolarOne, Solargiga, Tianwei New Energy and Yingli Green Energy.

We commenced commercial production of wafers using our own polysilicon in July 2011. As of December 31, 2011, our annual wafer production capacity is 125MW. In May 2010, we commenced commercial production of modules. As of December 31, 2011, our annual module production capacity reached 100MW. We sell our modules to photovoltaic system integrators and distributors in China and overseas, leveraging our well-recognized “Daqo” brand. We assemble modules at our own facilities with cells we source through direct purchases and tolling arrangements. The operation of our downstream photovoltaic product manufacturing businesses involves risks and uncertainties, such as higher cost, lack of experience, financing, construction and operational uncertainties, potential competition and regulatory risks. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business” for details.

Our Products

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs. In addition, we also offer high-quality wafers and modules through our downstream photovoltaic product manufacturing businesses.

In 2010, we sold a small amount of wafers through tolling arrangements with third party wafer manufacturers, pursuant to which we supplied polysilicon to them in exchange for wafers. We commenced commercial production of multi-crystalline wafers in July 2011 at our Phase 1a wafer production facilities, which have a current production capacity of 125 MW. To meet the currently prevailing market demands, we focus on producing multi-crystalline wafers with dimension of 156 millimeters x 156 millimeters and thickness of 200 microns.

We commenced commercial production of mono-crystalline and multi-crystalline modules at our Nanjing module production facilities in May 2010, and shipped modules to Europe in July 2010. We source cells for module production through tolling or purchasing arrangements with third party cell manufacturers and assemble the finished cells to modules at our own facilities. We plan to sell our modules to photovoltaic system integrators and distributors in China and internationally, leveraging our well-recognized “Daqo” brand. Our modules meet international standards for electrical, quality and safety requirements and have been certified by TÜV Rheinland LGA Products GmbH, Underwriters Laboratories Inc., MCS (UK), CQC (China), PV Cycle (European), CE (China), CEC (Australia) and CEC (California, U.S.). We currently manufacture three major types of modules:

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

Distillation. Distillation is a method of separating mixtures based on differences in their boiling points. Raw TCS is purified through distillation to produce high purity TCS feedstock. The difference in boiling points of TCS and impurities such as boron, phosphorous, and metal halides allow for purification of TCS. It is critical to remove these impurities in this process to eliminate the possible causes of low performance in solar cells. In the distillation process, all by-product chemicals from vent gases are separated and further purified before being sent back to our production areas.

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

Closed loop manufacturing system

We have implemented the modified Siemens process in a completely closed loop system. The closed loop system is an advanced polysilicon manufacturing process widely used by leading international polysilicon manufacturers. We believe we are one of the few China-based polysilicon manufacturers that have fully implemented the closed loop system in the polysilicon production process. Compared to the open loop system, the closed loop system uses raw materials more efficiently, requires less electricity and produces less pollution. Manufacturing polysilicon generates an exhaust gas primarily consisting of hydrogen, HCl, and chlorosilanes. Using the vent gas recovery system, which combines condensers, distillation towers, adsorption beds and compressors, we are able to separate the exhaust stream from our manufacturing process into individual components that can be reused after further purification. For instance, a by-product of the deposition step is TET, which is a toxic chemical. Through a separate hydrogenation process, we convert TET to TCS, so that we eliminate the costs related to TET disposal and reduce operational risks of TET treatment. Mixed chlorosilanes are recovered as a liquid stream suitable for separation where we can directly reuse TCS. Anhydrous HCl is recovered with high purity, suitable for use in TCS production. Recovered hydrogen typically contains contaminants of fewer than 10 parts per million and is recycled to the deposition reactors. Recycling significantly reduces costs related to waste disposal and the amount of raw materials we need to purchase for production.

Although the closed loop system has lower manufacturing costs than the open loop system, manufacturing facilities based on the open loop system can be built within a shorter period time with less initial capital investment for equipment. Most of polysilicon manufacturing facilities in China were traditionally built based on the open loop system. However, as the polysilicon market may face downward pricing pressure from time to time, we believe that an increasing number of China-based manufacturers are converting their open loop system to the closed loop system and some of them have completed such conversion. The full implementation of the closed loop system by other polysilicon manufacturers has diminished our competitive advantages provided by this system. Nevertheless, on August 24, 2011, Chongqing Daqo entered into a Technology License and Transfer Agreement with GTAT Corporation, a Delaware company, under which, GTAT granted us a license to use its Hydrochlorination TCS Production Technology and Chlorosilane Recovery/Waste Neutralization Technology which will help expand our manufacturing capacity and significantly reduce electricity consumption to reduce our production cost to reach a more competitive level.

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

Wafers

We conducted our wafer business through tolling arrangements with third party wafer manufacturers in 2009 and 2010. In July 2011, we commenced commercial production of multi-crystalline silicon wafers at our Phase 1a wafer production facilities, which have a current production capacity of 125 MW. Our in-house wafer production is cost competitive due to relatively lower cost of power and labor and our access to high quality polysilicon feedstock and the integration of our polysilicon and wafer productions at facilities adjacent to each other. We believe that our in-house wafer production will help lower our costs and improve quality consistency compared to outsourcing to third party wafer manufacturers through tolling arrangements.

The manufacturing process of wafers typically consists of two major steps: ingot preparation and wafering. Multi-crystalline ingots are prepared by directional solidification in a casting furnace. Silicon ingots will then be shaped to the required sizes and sliced to wafers by wire saws.

Modules

We produce mono-crystalline and multi-crystalline modules using all third-party solar cells. To assemble photovoltaic modules, we interconnect multiple photovoltaic cells by soldering and stringing cells into a desired electrical configuration. Cells with similar electrical characteristics are matched during module assembly process to minimize efficiency losses. The interconnected cells are laid out, sandwiched with two layers of polymer, then laminated in a vacuum and cured by heating. The laminated module piece will then be assembled with aluminum frame and connected to a junction box and sent for final testing.

In July 2010, we commenced commercial sales of our solar modules. As of March 31, 2012, we had an annualized solar module production capacity of approximately 100 MW. Our modules have been certified in various European countries and the U.S.

Manufacturing Capacity

The following table sets forth our major installed approximate annual production capacity objectives as of the dates indicated and includes the expected date of initial commercial operation and fully ramped-up production of each expansion phase:

	Approximate Annual Production Capacity	Construction Period	Commercial Production Commencement	Fully Ramped-up Production
Polysilicon:
Phase 1a facilities(1)	1,500MT	June 2007—May 2008	July 2008	March 2009
Phase 1b facilities(1)	1,800MT	May 2008—May 2009	December 2009	January 2010
Capacity enhancement of Phase 1 facilities(1)	1,000MT	December 2010	December 2010	December 2010
Phase 2 facilities(2)	3,000MT	Second Quarter 2011— Third Quarter 2012(3)	Fourth Quarter 2012(3)	First Quarter 2013(3)
Phase 3 facilities(1)	3000MT	First Quarter 2013— Third Quarter 2013(3)	Fourth Quarter 2013	First Quarter 2014
Wafer:(1)
Phase 1a facilities	125MW	July 2010—February 2011	July 2011	November 2011
Phase 1b facilities	125MW	February 2011—September 2011	Pending(4)	Pending(4)

Module:(5)

Phase 1 facilities	100MW	September 2009—April 2010	May 2010	Third Quarter 2011

Notes:	(1)	The facilities are located in Chongqing.
	(2)	The facilities are located in Xinjiang.
	(3)	Time schedules are estimated based on our current plans.
	(4)	All equipment has been purchased. The current plan is to commence production when the wafer market improves. It usually takes 1 to 2 months to complete the installation and related testing.
	(5)	The facilities are located in Nanjing.

We achieved annual polysilicon production capacity of 3,300 MT in January 2010 and we increased our production capacity to 4,300 MT by the end of 2010 through capital enhancement projects. Our annual polysilicon production capacity remained at 4,300 MT in 2011. We expect to further ramp up our production capacity to 7,300 MT by the end of 2012.

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

For our wafer production, we inspect all critical incoming materials, such as feedstock silicon, crucible, slurry and wire to ensure they meet our wafer production requirement. Through manufacturing process, technical parameters such as minority lifetime, resistivity, geometry dimension, surface appearance will be checked at various point of workstation as part of in-process quality control. As final product, each wafer is sent to an automatic inspection machine to be inspected against our product technical specifications.

We inspect and test the quality of photovoltaic cells sourced from third party cell manufacturers, which are raw materials for our module production. Cells that fail to pass our initial inspection are returned to the suppliers. After cells are assembled into modules, we conduct a quality check prior to packaging. Our modules meet international standards for electrical, quality and safety requirements and have been certified by TÜV Rheinland LGA Products GmbH, Underwriters Laboratories Inc., MCS (UK), CQC (China), PV Cycle (European), CE (China), CEC (Australia) and CEC (California, U.S.). We provide our customers with a 5 to 12-year limited product warranty against defective materials and workmanship and a 25-year limited power output warranty against loss in power for our modules.

In order to facilitate our production of photovoltaic products and ensure the quality of the finished product, we conduct analysis for raw materials, in-process products and finished products and monitor the environmental impact and safety through out the production process.

Customers and Sales

We currently sell polysilicon and wafers to China-based photovoltaic product manufacturers and modules to photovoltaic system integrators in Europe. Our polysilicon and wafer customers are mainly China-based photovoltaic companies. Our major customers include operating entities of Hanwha SolarOne, Solargiga, Tianwei New Energy and Yingli Green Energy. We sell a substantial portion of our photovoltaic products to a limited number of customers. Our top three customers in aggregate accounted for 53.6%, 35.1% and 35.2% of our total revenues in 2009, 2010 and 2011, respectively.

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

We believe that we have one of the leading research and development teams among photovoltaic product manufacturers in China. Our research and development team consists of 54 experienced researchers and engineers. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. As a result of these efforts, we were able to increase our name plate capacity from 3,300 MT to 4,300 MT. In 2011, we completed 34 research and technology or process improvement projects to enhance our polysilicon, wafer and module manufacturing processes, and filed 9 patents to State Intellectual Property Office of the People’s Republic of China.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we hold fourteen patents and have additional sixteen pending patent applications covering different aspects of the polysilicon manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

While we continue to develop and pursue patent protection for our own technologies, we expect to continue implementing third party license arrangements on certain key aspects of our operation. Pursuant to a technology license and engineering service agreement between Chongqing Daqo and Poly Engineering dated June 15, 2008, as amended in June 2010, Poly Engineering granted a license to Chongqing Daqo with the exclusive rights to utilize certain know-how related to a modified Siemens process to produce polysilicon in Chongqing Daqo’s facilities. The license is perpetual and irrevocable. The license is exclusive within China, Taiwan, Hong Kong and Macau until December 31, 2011. Poly Engineering and its affiliates are prohibited from directly or indirectly soliciting, entertaining offers from or negotiating with any other parties related to the licensed know-how in China, Taiwan, Hong Kong and Macau during the exclusive period. Pursuant to the agreement, Chongqing Daqo agreed to pay Poly Engineering a fixed amount of fee in 2008 and the amount equal to a percentage its polysilicon revenues in 2009, 2010 and 2011 for the exclusive right and services fees. All amounts due to Poly Engineering by the end of 2011 have been fully paid. Chongqing Daqo and Poly Engineering also entered into a technical services contract dated June 30, 2008, pursuant to which Poly Engineering agreed to provide certain technical supports to Chongqing Daqo. See also “Item 7. Major Shareholders and Related Party Transaction—Transactions with Daqo Group—Transactions relating to Poly Engineering” for historical agreements among Daqo Group, Daqo New Material and Poly Engineering. For the risks associated with our reliance on certain third-party technologies, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We rely on third party intellectual property for certain key aspects of our operation, which subjects us to the payment of license fees and potential disruption or delays in the production of our products.” On August 24, 2011, Chongqing Daqo entered into a Technology License and Transfer Agreement with GTAT Corporation, a Delaware company, under which, GTAT granted us a license to use its Hydrochlorination TCS Production Technology and Chlorosilane Recovery/Waste Neutralization Technology for our current polysilicon production and future polysilicon production expansions.

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

Competition

We face competition in China and in the international market in which we have sales.

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

In the module manufacturing business, we face competition from local and international module manufacturers that are substantially larger than us, including solar energy divisions of large conglomerates such as BP Solar and Sharp Corporation, photovoltaic module manufacturers such as SunPower, Suntech Power, Hanwha SolarOne and Canadian Solar and integrated photovoltaic product manufacturers such as Yingli Green Energy, SolarWorld and Trina Solar.

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

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China.

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

Regulations on Employee Stock Options Plans

In February 2012, the SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. According to the Stock Option Notice, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must file an application with the SAFE or its local counterpart on behalf of PRC resident individuals who participate in stock incentive plans of overseas publicly-listed companies to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises. Our company is an “overseas publicly-listed company,” and therefore, we and participants of our share incentive plan who are PRC individuals are subject to these regulations. As the Stock Option Notice is still relatively new, it is unclear how it will be interpreted and implemented by the relevant government authorities. We plan to submit an application with the SAFE or its local counterpart to register our share incentive plan.

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

D. Property, Plants and Equipment

We are headquartered in Wanzhou, Chongqing, China, where we own several buildings with an aggregate of approximately 82,239 square meters of office and manufacturing space as of December 31, 2011. We have been granted land use rights to approximately 512,240 square meters of land on which our plants or offices are situated, and such land use rights are usually valid for a period of fifty years starting from the date of grant from the local government. In addition, we lease approximately 130 and 380 square meters of office space in California and Shanghai, respectively.

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

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2009, 2010 and 2011 and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A. Operating Results

Overview

We are a leading polysilicon manufacturer based in China with an annual production capacity of 4,300 MT as of the date of this annual report. We believe we are one of the largest polysilicon manufacturers in China. We have expanded to the downstream photovoltaic manufacturing businesses to establish facilities for wafer and module manufacturing. Our current wafer and module manufacturing annual capacities are, 125MW and 100MW, respectively.

We strive to improve our polysilicon production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement, as well as equipment enhancement. As a result of these initiatives, we produced 3,771 MT and 4,524 MT of polysilicon in 2010 and 2011, respectively. We plan to increase our annual production capacity to 7,300 MT by the end of 2012 through adding a Phase 2 production line and improving our production efficiency.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts. We also sell a significant portion of our polysilicon on a spot pricing basis. As of December 31, 2011, our major photovoltaic product customers included operating entities of Hanwha SolarOne, Solargiga, Tianwei New Energy and Yingli Green Energy.

We have expanded to the downstream photovoltaic manufacturing businesses to establish facilities for wafer and module manufacturing. Our Phase 1a wafer manufacturing facilities in Chongqing commenced commercial production with 125MW capacity in July 2011. We use our own polysilicon to produce wafers. We sell module products to photovoltaic system integrators and distributors in China and internationally, leveraging our well-recognized “Daqo” brand. We expect this downstream market to grow rapidly. We source cells for our module production through direct purchases and tolling arrangements, and we assemble modules at our own facilities. As of the date of this annual report, we had an annual module production capacity of 100MW at our facilities in Nanjing. We commenced commercial production of modules in May 2010 and shipment to Europe in July 2010.

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008. We produced 1,523 MT, 3,771 MT and 4,524 MT of polysilicon and sold 1,498 MT, 3,650 MT and 3,947 MT of polysilicon in 2009, 2010 and 2011, respectively. We generated revenues of $111.2 million, $242.7 million and $255.8 million and achieved net income attributable to Daqo New Energy Corp. shareholders of $30.8 million, $68.6 million and $33.3 million in 2009, 2010 and 2011, respectively.

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

Demand for photovoltaic products

Our business and revenue growth are, in part, dependent on the demand for photovoltaic products. The photovoltaic industry remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Although demand for photovoltaic products has grown significantly over the past decade, the global economic slowdown and turmoil in the global financial markets especially the European debt crisis that unfolded in 2010 and continued in 2011, coupled with rapid declines in petroleum and natural gas prices, have made solar energy less cost competitive and less attractive as an alternative source of energy.

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

Product prices

The sales prices of our photovoltaic products are volatile and cannot always be predicted with certainty. Our sales prices declined from mid-2008 to the middle of 2010 due to industry-wide excess supply but stabilized in the third quarter of 2010 and increased marginally in the fourth quarter of 2010 due to end market demand. In 2011 our sales prices declined rapidly in the fourth quarter primarily due to excess supply in the market. The decline in the polysilicon market price resulted in an approximately 18% decrease in our average selling price of polysilicon from 2009 to 2010 and a further 7% decrease from 2010 to 2011. As a result, our revenues from sales of polysilicon increased moderately from $106.2 million in 2009 to $218.9 million in 2011 despite the significant growth in sales volume to customers from 1,498 MT in 2009 to 3,947 MT in 2011. Our gross margin increased from 37.7% in 2009 to 43.8% in 2010 and decreased to 33.7% in 2011. We may continue to face downward price pressure as the global sales prices for photovoltaic products continue to fluctuate over time. We expect that our future financial results will also be affected by prices of our wafers and modules.

Product mix

The proportion of our revenues that are generated from the sales of other photovoltaic products, also referred to as product mix, affect our revenues and profitability. In 2009, we generated other revenues from sales of cells that we processed through tolling arrangements with third party cell manufacturers and, in 2010, we also generated revenues from sales of modules and wafers. We processed wafers through tolling arrangements with third party wafer manufacturers. In 2011, we generated revenues from sales of wafers and modules we produced in our facilities. For the year ended December 31, 2011, the revenues we generated from the sales of polysilicon, wafer and module accounts for 85.5%, 3.1% and 11.4% of our total revenue, respectively. We expect that the absolute dollar amounts of our revenues generated from sales of wafer and module will increase, while our overall profit margin will decrease due to the lower profit margins of wafer and module products as compared to polysilicon. We plan to utilize our in-house produced polysilicon and wafers for our module products and sell modules directly to customers.

Our production capacity and utilization

We plan to significantly increase our production capacity and utilization to meet the long-term growth in demand for photovoltaic products that we anticipate and to improve our economies of scale. For our polysilicon business, we ramped up our Phase 1a facilities to their full annual capacity of 1,500 MT in early 2009 and ramped up production at the Phase 1b facilities to their full annual capacity of 1,800 MT in January 2010. We expanded the aggregate capacity of our Phase 1a and Phase 1b facilities to 4,300 MT through a capital enhancement project in 2011 and expect to increase our total annual production capacity to 7,300 MT by the end of 2012. For our wafer business, the Phase 1a wafer manufacturing facilities in Chongqing commenced commercial production in July 2011 and reached the current capacity of 125 MW in November 2011. For our module business, we expanded our production capacity from 50 MW as of June 30, 2010 to 100 MW as of December 31, 2011. We believe that this expansion has been helping us improve economies of scale in production by reducing the unit cost of our products and our equipment costs while significantly increasing our capital expenditures and depreciation expenses.

Our production costs

Our polysilicon production costs consist primarily of the costs of electricity and other utilities, raw materials, labor and depreciation. As electricity is the largest component of our polysilicon production costs, we anticipate our production costs to fluctuate from quarter to quarter correlating with the different seasonal electricity rates that the local power grid charges. Daqo Chongqing uses electricity generated from the hydropower station in Chongqing which generates electricity mostly during times of high precipitation, primarily in the second and third quarters of each year. As a result, the electricity costs of Daqo Chongqing are generally lower in the second and third quarters and higher in the first and fourth quarters, which in turn affects our cost of revenues for these periods. Our wafer production costs consist primarily of the costs of polysilicon, other raw materials, labor and depreciation. Our module production costs consist primarily of costs of photovoltaic cells, other raw materials, tolling fees charged by cell manufacturers, labor and depreciation. We will seek to implement additional measures to reduce our production costs through technology, process and equipment improvement. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations. If we fail to continue to reduce our production costs, our profitability and competitiveness will be adversely affected.

Components of Results of Operations

Revenues

In 2009 and 2010, we generated substantially all of our revenues from the sale of polysilicon. Other revenues in 2009 included revenues from the sales of cells that we processed through tolling arrangements. In 2010, we generated other revenues from the sales of modules and wafers. In 2011, the revenues generated from sales of wafers and modules accounted for 3.1% and 11.4% of our total revenues, respectively. We expect revenues from module sales to account for an increasing portion of our total revenues in the future. Sales prices of modules are higher than those of polysilicon and wafers, and we plan to utilize our in-house produced polysilicon and wafers for our module products and sell modules directly to customers.

We commenced polysilicon production in July 2008. We produced 1,523 MT, 3,771 MT and 4,524 MT of polysilicon and sold 1,498 MT, 3,650 MT and 3,947 MT of polysilicon in 2009, 2010 and 2011, respectively. We used approximately 16 MT, 20.5 MT and 54.9 MT of polysilicon to process cells through our tolling arrangements in 2009, 2010 and 2011, respectively. Our polysilicon selling prices are directly affected by global supply and demand conditions. Due to the global oversupply of polysilicon since late 2008 and the resulting pricing pressure, the average selling price of our polysilicon decreased by 18% in 2010 as compared to that in 2009 while the average selling price of our polysilicon decreased by 7% in 2011 as compared to that in 2010. The price drop was most significant in the fourth quarter of 2011, when the average selling price of our polysilicon decreased 44% as compared to that in the third quarter of 2011. The decrease of the polysilicon market price in turn adversely affected our revenues in 2009, 2010 and 2011.

We generated revenues of $111.2 million, $242.7 million and $255.8 million and achieved net income attributable to our shareholders of $30.8 million, $68.6 million and $33.3 million in 2009, 2010 and 2011, respectively. Our revenues in 2009 included $106.2 million generated from sales of polysilicon and $5.0 million from sales of photovoltaic cells processed from our polysilicon through tolling arrangements. Our revenues in 2010 include $217.9 million generated from sales of polysilicon, $10.8 million from sales of wafers processed from our polysilicon through tolling arrangements and $14.0 million generated from sales of modules. In 2011, our revenues include $218.9 million generated from sales of polysilicon, $29.1 million from sales of modules and $7.8 million generated from sales of wafers processed from our polysilicon through tolling arrangements.

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

In 2009, our top three customers, Yingli Green Energy, ReneSola and Solargiga, accounted for approximately 28%, 13% and 12% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 54% of our total revenues. In 2010, our top three customers, Yingli Group, Solargiga and Solarfun, accounted for approximately 13.9%, 12.5% and 8.7% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 35.1% of our total revenues. During 2011, our top three customers, Tianwei New Energy, Hanwha SolarOne and Yingli group, accounted for approximately 13.0%, 11.2% and 11.0% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 35.2% of our total revenues.

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

Due to our capacity expansion, depreciation in absolute terms has increased significantly and we expect this trend to continue as we further expand our polysilicon production capacity. We also expect that our total cost of revenues will increase as we increase our sales volume.

Operating expenses/income

Our operating expenses include selling, general and administrative expenses and research and development expenses, which are partially offset by other operating income as described below.

Selling, general and administrative expenses

Our selling, general and administrative expenses consist primarily of salaries and benefits for our administrative, finance and sales personnel, packaging and shipping costs, sales-related travel and entertainment expenses, other travel and corporate expenses, depreciation of equipment used for administrative purposes and professional expenses. All costs in connection with start-up activities, including costs incurred prior to commencement of production and corporate formation costs of Daqo Cayman, were expensed as incurred. We expect that the amount of our selling, general and administrative expenses will increase as we expand our polysilicon production capacity, increase our sales efforts, hire additional personnel, and incur professional expenses to support our operations as a listed company in the United States.

Research and development expenses

Our research and development expenses consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses to increase significantly in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products, and expand our polysilicon manufacturing business

Other operating income

Our other operating income reflects government subsidies that we receive from time to time, including financial incentives from Chongqing local government. We record government subsidies as other operating income when we receive them. The amount and timing of subsidies cannot be predicted with certainty.

Fixed asset impairment loss

We recognized a $38.5 million impairment loss for the long-lived assets of our wafer and modules business in 2011. The impairment loss of long-lived assets of wafer and modules was to reflect the assets’ lower than expected profit-generating ability due to a sharp decline in the spot market price of wafer and modules.

Interest income and expense

Our interest income represents interest on our cash balances. Our interest expenses relate primarily to our short-term and long-term borrowings from banks, less capitalized interest expenses to the extent they relate to our capital expenditures.

Taxation

Cayman Islands tax

We are an exempted company incorporated in the Cayman Islands and are not subject to tax in this jurisdiction.

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

Under the EIT Law and implementation regulations issued by the State Council of China, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. The Cayman Islands, where Daqo Cayman is incorporated, does not have such a tax treaty with China. However, we intend to reinvest all of Chongqing Daqo’s undistributed earnings into our capacity expansion and do not plan to distribute any of the earnings as dividends in the foreseeable future and, accordingly, we have not set aside provision for Chinese dividend withholding tax. If we do distribute these earnings in the form of dividends, we will be subject to the withholding tax at a rate of 10%.

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

Impairment of long-lived assets

We evaluate our long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the asset group to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. Fair value is based upon discounted cash flows of the assets at the rate deemed reasonable for the type of asset and prevailing market conditions, appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in the future accounting periods. Our estimates of cash flows are based on the current regulatory, social and economic climates where we conduct our operations as well as recent operating information and budgets for our business. These estimates could be negatively impacted by changes in laws and regulations, economic downturns, or other events affecting our business. We determined that the significant decrease in average selling prices we experienced in the fourth quarter of 2011 has impact on our evaluation of certain long-lived assets for impairment. Based on this assessment, we recognized a $38.5 million impairment loss for the long-lived assets of our wafer and modules business in 2011. The impairment loss of long-lived assets of wafer and modules, determined by utilizing a discounted cash flow method, was to reflect the assets’ lower than expected profit-generating ability due to a sharp decline in the spot market price of wafer and modules.

Product warranties

We provide a limited warranty to the original purchasers of our solar modules for periods of 5 to 12-year regarding defects in materials and workmanship, and 25 years regarding minimum power output. We accrue warranty costs when recognizing revenue and recognize such costs as a component of cost of sales. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel. Due to our limited solar module manufacturing history, we have not yet had any warranty claims. Based on our best estimates of both future costs and the probability of incurring warranty claims, we currently accrue for product warranties at 1% of solar module sales. We derive our estimates from a number of factors, including (1) an assessment of competitors’ accrual and claim history and (2) results from academic research, including industry—standard accelerated testing and other assumptions that we believe to be reasonable under the circumstances. We acknowledge that such estimates are subjective and we will continue to analyze the performance of our products compared to our competitors and academic research results to determine whether the accrual is adequate. To the extent that actual warranty costs differ from our estimates, or our expectations of future costs change, we will prospectively revise our accrual rate and/or the accrual balance. Such adjustments could have a material effect on our consolidated results of operations. For example, an increase or decrease of 0.1% accrual rate (i.e., to 1.1% or 0.9%) would have resulted in a corresponding increase or decrease in warranty expenses of $0.03 million for the year ended December 31, 2011.

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

After its establishment, Chongqing Daqo entered into a lease agreement with Daqo New Material dated June 30, 2008 to rent all of Daqo New Material’s land, production infrastructure and machinery and equipment for our polysilicon production. The initial lease agreement has a five-year term starting July 1, 2008, with monthly lease payments at a fixed amount of RMB10.0 million ($1.4 million). The rental amount under the initial lease agreement was determined based on factors, such as Daqo New Material’s operating expenses, interest expenses and the return on investment required by Daqo New Material’s owners. The initial lease agreement also provided that if Daqo New Material transferred the ownership of the leased assets to any third party, the lease agreement will remain effective and enforceable against the new owner until its expiry. One month before the expiry of the initial lease term, the lease agreement could be renewed for an additional five- year term upon mutual consent. Chongqing Daqo had the right of first refusal to rent the leased assets under the initial lease agreement.

The lease agreement was amended and restated in August 2009, with retrospective effect from January 1, 2009. After one year of operations, Daqo New Material and Chongqing Daqo concluded that the lease payments under the original lease agreement would result in excessive return on investment to Daqo New Material in the foreseeable future. The amount of the monthly lease payment was thus reduced to RMB6.1 million ($0.9 million) in the amended and restated lease agreement. Under the amended and restated lease agreement, the lease period is from January 1, 2009 until December 31, 2013. One month before the expiry of the lease period, Chongqing Daqo has the option to renew the lease on the same terms and conditions for an additional five-year period. Furthermore, the amended and restated lease agreement provides that Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions, and if the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner.

On November 9, 2009, Chongqing Daqo entered into a supplemental lease agreement with Daqo New Material to lease the production facilities for Phase 1b from November 9, 2009 until December 31, 2013 at RMB3.0 million ($0.5 million). The other terms of the supplemental lease agreement are the same as those of the amended and restated lease agreement of Phase 1a. Pursuant to the supplemental lease agreement, Chongqing Daqo pays an aggregate of RMB9.1 million ($1.4 million) monthly lease payment to Daqo New Material.

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

The assets and liabilities of Daqo New Material are consolidated at historical cost. Daqo Group’s total equity interests in Daqo New Material are presented as a noncontrolling interest on our financial statements. The amount of net income (loss) attributable to noncontrolling interest is equivalent to the rental income that Daqo New Material receives from Chongqing Daqo minus depreciation and interests costs during each reporting period. Please refer to note 15 to our consolidated financial statements included elsewhere in this annual report for details of Daqo New Material’s total assets and liabilities as of December 31, 2011 and its net revenues, operating costs and expenses, net income for the year ended December 31, 2011.

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

Share-based compensation expenses

On October 31, 2009, we granted options to purchase a total of 5,350,000 ordinary shares to our officers, directors, employees and consultants pursuant to our 2009 share incentive plan. The original exercise price of all of the options was $1.38 per share, which was re-priced to $0.42 per share on January 9, 2012 with the approval of our board of directors. Twenty-five percent of the ordinary shares subject to the options will vest one year following the grant date, and the remaining seventy-five percent of the ordinary shares subject to the option will vest in 36 equal monthly installments over the next three years. We did not grant any options or other equity incentives to any officer, director, employee or consultant before October 2009.

On October 6, 2010, we granted options to acquire 120,000 ordinary shares to independent directors pursuant to the Option Plan. Thirty percent (30%) of the ordinary shares subject to the Option Plan will vest one year following the grant date, thirty percent (30%) of the ordinary shares subject to the Option Plan will vest on the second year anniversary of the grant date, and the remaining forty percent (40%) of the ordinary shares subject to the Option Plan will vest on the third year anniversary of the grant date. These options were granted in anticipation of services to be provided during the respective service periods. The original exercise price of these options was $1.90 per share which was re-priced to $0.42 per share on January 9, 2012.

On December 3, 2010, we granted options to acquire 2,190,000 ordinary shares to certain officers, directors and employees pursuant to the Option Plan. The ordinary shares subject to the Option Plan will vest in four equal annual installments, with the first installment vesting one year following the grant date. These options were granted in anticipation of services to be provided during the respective service periods. The original exercise price of these options was $2.35 per share which was re-priced to $0.42 per share on January 9, 2012.

On January 9, 2012, we granted options to acquire 1,190,000 ordinary shares to certain independent directors, officers and employees pursuant to the Option Plan. For the independent directors, thirty percent (30%) of the ordinary shares subject to the Option Plan will vest one year following the grant date, thirty percent (30%) of the ordinary shares subject to the Option Plan will vest on the second year anniversary of the grant date, and the remaining forty percent (40%) of the ordinary shares subject to the Option Plan will vest on the third year anniversary of the grant date. For the officers and employees, twenty-five percent (25%) of the ordinary shares subject to the options will vest one year following the grant date, and the remaining seventy-five percent (75%) of the ordinary shares subject to the option will vest in 36 equal monthly installments over the next three years. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price is $0.42.

As of the end of 2011, a total number of 855,000 options have been forfeited due to grantees’ departure of the company.

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

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2009	2010	2011
Revenues
Polysilicon	$106,224,775	$217,921,352	$218,915,487
Other products	4,968,702	24,764,172	36,916,531

Total revenues	111,193,477	242,685,524	255,832,018
Cost of revenues	(69,251,610)	(136,483,927)	(169,722,974)

Gross profit	41,941,867	106,201,597	86,109,044
Operating expenses/income:
Selling, general and administrative expenses	(9,335,822)	(15,692,453)	(15,563,315)
Research and development expenses	(2,774,608)	(1,385,611)	(744,321)
Other operating income	6,592,291	3,382,819	12,116,746
Long-lived asset impairment	—	—	(38,512,376)

Total operating expenses	(5,518,139)	(13,695,245)	(42,703,266)

Income from operations	36,423,728	92,506,352	43,405,778
Interest expense	(6,461,733)	(9,880,259)	(9,663,562)
Foreign exchange loss	—	(1,185,904)	(11,368)
Interest income	214,321	544,679	1,897,536

Income before income taxes	30,176,316	81,984,868	35,628,384
Income tax expense	(240,278)	(12,837,135)	(714,272)

Net income	29,936,038	69,147,733	34,914,112
Net income (loss) attributable to noncontrolling interest	(898,964)	576,476	1,590,160

Net income attributable to Daqo New Energy Corp.’s shareholders	$30,835,002	$68,571,257	$33,323,952

Year ended December 31, 2011 Compared to Year ended December 31, 2010

Total revenues. Our total revenues increased by 5.4% from $242.7 million in 2010 to $255.8 million in 2011. The increase in total revenues was primarily attributable to the significant increase in module sales, which increased from $14.0 million in 2010 to $29.1 million in 2011. The revenues derived from wafer sales decreased from $10.8 million in 2010 to $7.8 million in 2011, which was primarily due to the lower average selling price. The revenue derived from polysilicon increased slightly from $217.9 million to $218.9 million in 2012, which was due to the combined effect of a volume increase from 3,650 MT in 2010 to 3,947 MT in 2011 offset by a 7% decrease in polysilicon average selling price during 2011.

Cost of revenues. Our cost of revenues increased by 24.4 % from $136.5 million in 2010 to $169.7 million in 2011. The increase in costs of revenues was primarily attributable to an increase of $16.8 million and $14.0 million in costs of revenues for modules and polysilicon, respectively. The costs of revenues’ increase in these two products were primarily due to larger production volume for both products in 2011 as compared to 2010.

Gross profit. Our gross profit decreased by 18.9% from $106.2 million in 2010 to $86.1 million in 2011. Our gross margin decreased from 43.8% in 2010 to 33.7% in 2011. The decrease in profit margin was primarily due to the lower average selling price of polysilicon and higher shipment volume combined with the impact of non-cash inventory write-down in 2011.

Selling, general and administrative expenses. Our selling, general and administrative expenses were $15.6 million in 2011 which remained almost flat from $15.7 million in 2010.

Research and development expenses. Our research and development expenses decreased by 46.3% from $1.4 million to $0.7 million, and decreased as a percentage of total revenues from 0.6% in 2010 to 0.3% in 2011. The decrease in our research and development expenses was due primarily to less research and development projects incurred in 2011 due to the maturation of our polysilicon production technology.

Fixed asset impairment loss. We recognized a $38.5 million impairment loss for the long-lived assets of our wafer and modules business in 2011. The impairment loss of long-lived assets of wafer and modules was to reflect the assets’ lower than expected profit-generating ability due to a sharp decline in the spot market price of wafer and modules.

Other operating income. Other operating income increased significantly from $3.4 million to $12.1 million, which mainly consisted of unrestricted cash incentives that we received from local government authorities, fluctuates from period to period at the discretion of the government.

Interest expense and income. Our net interest expenses decreased from $9.3 million in 2010 to $7.8 million in 2011. The decrease from 2010 was primarily due to $1.3 million increase in interest income due to the time deposits in 2011 and $0.2 million decrease in interest expenses due to the higher interest capitalization in 2011.

Income tax expense. Our income tax expenses were $0.7 million, compared to $12.8 million for 2010. The decrease was primarily due to the lower income before tax in 2011 and the decreased effective tax rate mainly due to the effect of a different income tax rate being applied to the reversal of temporary difference.

Net income attributable to our shareholders. As a result of the factors described above, we had net income attributable to our shareholders of $33.3 million for 2011, compared to net income of $68.6 million for 2010.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Net cash provided by (used in) operating activities	$(2,730)	$125,623	$44,858
Net cash used in investing activities	(109,670)	(49,818)	(274,139)
Net cash provided by financing activities	190,502	45,556	112,781
Effect of exchange rate changes	7	860	5,561

Net increase in cash and cash equivalents	78,110	122,221	(110,939)
Cash and cash equivalents at the beginning of the year	3,304	81,414	203,636

Cash and cash equivalents at the end of the year/period	$81,414	$203,635	92,697

Supplemental disclosure of cash flow information:
Interest paid	$3,732	$5,240	$10,991
Income taxes paid	1,818	625	18,861

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	$53,224	$16,701	$41,302

As of December 31, 2011, we had $11.6 million in restricted cash and $92.7 million in cash and cash equivalents. Approximately $80.9 million, $1.0 million, $7.1 million and $7.6 million of our restricted cash and cash and cash equivalents were held by Chongqing Daqo, Daqo New Material, Nanjing Daqo and Xinjiang Daqo, respectively, in RMB. Restricted cash was primarily comprised of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit and notes in support of our purchases of property, plant and equipment. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturities of three months or less.

As of December 31, 2011, we had a working capital deficit (being our total consolidated current liabilities less our total consolidated current assets) of $38.4 million. We had cash and cash equivalents of $92.7 million and short-term and long-term liabilities of $111.8 and $165.6, respectively, as of December 31, 2011. We committed significant future capital expenditures on the construction and expansion of our Phase 2 polysilicon facilities in Shihezi, Xinjiang Uyghur Autonomous Region. As of December 31, 2011, we have total capital commitment of $94.5 million, among which the majority is for Xinjiang Phase 2 facilities. We may also resume the Hydrochlorination project in Chongqing site after Phase 2 facilities in Xinjiang ramp up successfully. These factors initially raised substantial doubt as to our ability to continue as a going concern.

In response to these circumstances, our major shareholders, which have sufficient capital and liquidity available, committed to provide necessary financial support to us through the Daqo Group, an affiliated company. In addition, as of December 31, 2011, we have $136.4 million of unused committed and available bank standby credit facilities. In April 2012, we renewed $31.8 million short-term loans and obtained a new $6.3 million short-term loan. In summary, our continuation as a going concern is dependent upon continued financial support from our major shareholders, our ability to continue to obtain other sources of financing and our operating cashflow in 2012. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— We are facing increasing working capital pressure in the current challenging market environment. Our major shareholders have committed to provide financial support to us to meet our working capital requirements. If the market continues to deteriorate and we are not able to obtain adequate financial support from our major shareholders or from other sources, we will face the risk of not being able to continue as a going concern.”

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2011 was $44.9 million, primarily resulting from $239.5 million of cash we received from the sale of our products, our payments for raw materials and utilities of $119.1 million, taxes paid of $39.0 million, and employee salaries and welfare payment of $18.7 million.

Net cash provided by operating activities for the year ended December 31, 2010 was $125.6 million, primarily resulting from $281.6 million of cash we received from the sale of polysilicon, our payments for raw materials and utilities of $109.3 million, taxes paid of $19.6 million, and employee salaries and welfare payment of $5.2 million.

Net cash used in operating activities for the year ended December 31, 2009 was $2.7 million primarily resulting from our payments for raw materials and utilities of $78.2 million, taxes paid of $8.5 million, employee salaries and welfare payment of $5.8 million, partially offset by $89.0 million of cash we received from the sale of polysilicon.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2011 was $274.1 million. Net cash was primarily the result of payments for the purchase of property, plant and equipment in a total amount of $252.7 million combined with decrease in restricted cash of $11.5 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit and notes in support of our purchases of property, plant and equipment and a $9.9 million net interest free loan we extended to a related party in 2011.

Net cash used in investing activities for the year ended December 31, 2010 was $49.8 million. Net cash was primarily the result of payments for the purchase of property, plant and equipment in a total amount of $57.6 million offset by a decrease in restricted cash of $8.7 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit and notes in support of our purchases of property, plant and equipment.

Net cash used in investing activities for the year ended December 31, 2009 was $109.7 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $121.3 million, offset by a decrease in restricted cash of $11.6 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit in support of our purchases of property, plant and equipment.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2011 was $112.8 million, primarily resulting from the proceeds received from the bank borrowings in the amount of $186.6 million offset by the repayment of bank and other borrowings in the amount of $73.8 million.

Net cash used in financing activities for the year ended December 31, 2010 was $45.5 million, primarily resulting from the proceeds of our initial public offering, bank borrowings and borrowings from a third party in the amount of $79.5 million, $10.6 million, and $3.8 million respectively, offset by the repayment of bank borrowing and other borrowing in the amount of $48.5 million.

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

Capital Expenditures

We made capital expenditures of $12.4 million and $316.9 million for construction of our polysilicon, wafer and module production facilities and purchase of polysilicon, wafer and module production equipments in 2010 and 2011, respectively. These capital expenditures mainly related to the construction of our phase 2 polysilicon facilities in Xinjiang. We have also entered into agreements for future purchases of property, plant and equipment, which commitments amounted to approximately $94.5 million in total, as of December 31, 2011. We expect that purchases of equipment for our polysilicon capacity expansion will continue to constitute a significant portion of our capital expenditures. Our capital expenditures will increase in the future as we expand our polysilicon manufacturing capacity. We expect that we will require approximately $165.2 million for capital expenditures in 2012 including the $94.5 million in commitments. Such projected capital expenditures will be used primarily for technological improvements and equipment enhancements for our Phase 1 polysilicon facilities, construction of our Phase 2 polysilicon facilities and wafer facilities. We intend to use cash generated from operating activities and take other actions to obtain alternative sources of financing, such as obtaining loan facilities from financial institutions or entering into capital lease arrangements to meet our capital expenditure requirements. For additional information, see also “—Liquidity and Capital Resources” and “Item 4. Information on the Company—B. Business Overview—Manufacturing Capacity” in this annual report.

Holding Company Structure

Daqo New Energy Corp. is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and our consolidated variable interest entity in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and our consolidated variable interest entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As of December 31, 2011, we had set aside US$17.7 million in aggregate for statutory reserves.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operation. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2009, 2010 and 2011 were a decrease of 0.7%, an increase of 3.3% and an increase of 5.5%, respectively. The year-over-year percent changes in the consumer price index for January 2010, 2011 and 2012 were increases of 1.5%, 4.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.”

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

On January 5, 2011, we announced plans to build our Phase 2 polysilicon production facility in Shihezi Economic Development Area in Xinjiang autonomous region, China. On August 26, 2011, we announced adoption of Hydrochlorination technology in Chongqing site to further capacity expansion and cost reduction. In March 2012, we announced a projects consolidation plan to postpone the Hydrochlorination project in Chongqing site, in order to concentrate our resources on Phase 2 facility in Xinjiang and minimize the company’s financial risk in the current challenging environment. The Hydrochlorination project might be resumed after the Phase 2 facility in Xinjiang ramps up successfully. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2011 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Contractual obligations:
Long-term debt(1)(2)	$252,875	$72,894	$147,994	$31,987	$	___
Other long-term liabilities reflected on our balance sheet(3)	16,666	___	16,666	___		___
Capital commitments(4)	94,468	94,468	___	___		___
Operating lease obligations(5)	2,801	487	974	974		366

Total obligations	$366,810	$167,849	$165,634	$32,961		$366

Notes:	(1)	Includes floating rate interest payments. Our floating rate debts are all RMB-denominated and the interest rates will be adjusted annually by the lenders based on the updated benchmark interest rates published by the People’s Bank of China. Our weighted average floating interest rate as of December 31, 2011 was 6.93%, which was used for the calculation of the total amount of our long-term debts.
	(2)	As of December 31, 2011, long-term bank loans in the amount of $165.6 million were guaranteed by Daqo Group.
	(3)	Includes long-term payables for purchase of property, plant and equipment and advance from customers.
	(4)	Represents commitments relating to our purchase of property, plant and equipment for our production capacity expansion, including payment commitments to our project contractors.
	(5)	Represents Nanjing Daqo’s obligation to settle its obligation under the lease agreement with Daqo Group for its plant and office in Nanjing until October 2017.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The ASU is the result of joint efforts by the FASB and International Accounting Standard Board (“IASB”) to develop a single, converged fair value framework—that is, converged guidance on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820, Fair Value Measurement’s, existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and International Financial Reporting Standards (“IFRSs”). However, some could change how the fair value measurement guidance in Accounting Standards Codification (“ASC”) 820 is applied. The ASU is effective for interim and annual periods beginning after December 15, 2011, for public entities. We believe that the adoption of this ASU will not have a material effect on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income. The ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, Comprehensive Income, and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This ASU defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for public entities. We believe that adoption of these ASUs will not have a material effect on our consolidated financial statements.

On December 16, 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which contains new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under US GAAP more comparable to those prepared under IFRSs. To facilitate comparison between financial statements prepared under US GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein; retrospective application is required. We believe that the adoption of this ASU will not have a material effect on our consolidated financial statements.

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any forward-looking statement in this annual report on Form 20-F, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; and the reduction in or elimination of government subsidies and economic incentives for solar energy applications. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Guangfu Xu	69	Chairman of the board of directors
Xiang Xu	41	Director
Fei Ge	47	Director
Fumin Zhuo	59	Independent Director
Gongda Yao	53	Director and chief executive officer
Daqing Dave Qi	47	Independent Director
Rongling Chen	69	Independent Director
Mingsong Liang	43	Independent Director
Shuming Zhao	59	Independent Director
Bing Sun	41	Chief Financial Officer
Tracy Tianqun Zhou	50	Chief technology officer
Jian Zhu	38	Senior vice president

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

Mr. Fumin Zhuo is one of our independent directors. Mr. Zhuo has served as our director since November 2009. Mr. Zhuo has also served as an independent director to Focus Media, a NASDAQ-listed company and Shenyin Wanguo (H.K.) Limited, a company listed on the Main Board of the Hong Kong Stock Exchange. Mr. Zhuo has over two decades experience in investment and corporate management. Mr. Zhuo is currently a managing partner of Granite Global Ventures III L.L.C., a general partner of SIG Capital Limited and Chairman of Venture Star Investment (HK) Limited. Prior to joining SIG Capital Limited in July 2005, Mr. Zhuo served as the chairman and chief executive officer of Vertex China Investment Company, a company concentrating in investments in the Greater China region since July 2002. From 1995 to July 2002, Mr. Zhuo was the chief executive officer of Shanghai Industrial Holding Ltd. and the chairman of SIIC Medical Science & Technology (Group). Prior to that starting in 1987, Mr. Zhuo served as chief assistant officer of the Shanghai Economic System Reform Committee. Mr. Zhuo has extensive experience in venture capital fund formation, mergers and acquisitions, and investment management. Mr. Zhuo received his master’s degree in economics from Fudan University and his bachelor’s degree in enterprise management from Shanghai Jiaotong University’s Electrical Engineering School.

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

Dr. Mingsong Liang is one of our independent directors. Dr. Liang has served as our director since October 2011. Dr. Liang is currently a co-manageing partner of CLA Partners, a boutique investment banking firm in China. Dr. Liang serves as an independent director to Qingdao Eastsoft Communication Technology Co. Ltd., a company listed on Shenzhen Stock Exchange and to Yunnan International Trust & Investment Co., Ltd., a financial services company in China. Prior to joining CLA Partners, Dr. Liang has held various management positions at China Securities Regulatory Commission and State-owned Assets Management Commission of Yunnan Province. Dr. Liang received his Ph.D. in Economics from the University of Michigan at Ann Arbor and J.D. from New York University School of Law. He received his bachelor’s degree in economics from Beijing University.

Mr. Shuming Zhao is one of our independent directors. Mr. Zhao has served as our director since October 2011. Mr. Zhao is dean of the Nanjing University School of Business. In addition, Mr. Zhao is an adjunct professor at the University of Southern California Marshall School of Business, Claremont Graduate University, Macau University of Science and Technology and Nanjing University of Post and Telecommunications. Mr. Zhao serves as independent directors to Jiangsu Little Swan Ltd. in China and MFC Industrial Ltd., a NYSE-listed Canadian company. Mr. Zhao received his Bachelor Degree in English Language from Nanjing University and a Master Degree in Education and a Ph.D. in Management, both from Claremont Graduate University.

Mr. Bing Sun is our chief financial officer. Mr. Sun joined us, as our chief financial officer in February 2011, from Shunda Holdings Co, a solar photovoltaic company based in China, where he was the Chief Financial Officer since June 2008. Prior to Shunda Holdings, Mr. Sun was financial controller at BCD Semiconductor, a leading analog integrated device manufacturer in China from April 2007 to June 2008. Mr. Sun’s earlier experiences include serving as audit manager at Deloitte Touche Tohmatsu and compliance manager at The Brinks Company. Mr. Sun holds MBA degree with concentration in accounting from Virginia Commonwealth University and he is a U.S. Certificated Public Accountant.

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

Composition of Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration. Subject to our Third Amended and Restated Memorandum and Articles of Association, the directors may exercise all the powers of our company to borrow money, mortgage his or her undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. We have a majority independent board and fully independent audit committee, compensation committee and nominating and corporate governance committee, and is in full compliance with applicable SEC and NYSE rules regarding the board and committee composition.

B. Compensation

In 2011, our aggregate payments of cash to directors or executive officers was approximately RMB2.63 million ($0.42 million). In 2011 our directors and executive officers received options under our share incentive plan. See “—Share Incentive Plan.”

Share Incentive Plan

In August 2009, we adopted the 2009 share incentive plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 15,000,000 ordinary shares upon the exercise of awards granted under our plan. As of the date of this annual report, options to purchase a total of 7,695,000 of our ordinary shares have been granted and are outstanding. On October 31, 2009, our board of directors granted options to purchase a total of 5,350,000 ordinary shares to some of our officers, directors, employees and consultants pursuant to our 2009 share incentive plan. The original exercise price of these options was $1.38 per share, which was re-priced to $0.42 per share on January 9, 2012. Twenty-five percent of the ordinary shares subject to these options will vest one year following the grant date, and the remaining seventy-five percent of the ordinary shares subject to the option will vest in 36 equal installments over the next three years. On October 6, 2010, our board of directors granted options to purchase a total of 120,000 ordinary shares to some of our directors pursuant to our 2009 share incentive plan. The original exercise price of these options was $1.90 per share, equivalent to the per share price in our public offering. The exercise price of these options was re-priced to $0.42 per share on January 9, 2012. Thirty percent of the ordinary shares subject to the options will vest one year following the grant date, another thirty percent of the ordinary shares subject to these option will vest two years following the grant date and the remaining forty percent of the ordinary shares subject to the option will vest three years following the grant date. On December 3, 2010 our board of directors granted a total of 2,190,000 ordinary shares to some of our officers, directors and employees pursuant to our 2009 share incentive plan. The original exercise price of all of the options was $2.35 per share, which was re-priced to $0.42 per share on January 9, 2012. Twenty-five percent of the ordinary shares subject to these options will vest one year following the grant date, and the remaining seventy-five percent of the ordinary shares subject to the option will vest in 36 equal installments over the next three years. On January 9, 2012, we granted options to acquire 1,190,000 ordinary shares to certain independent directors, officers and employees pursuant to our 2009 share incentive plan. The exercise price is $0.42. For the independent directors, thirty percent of the ordinary shares subject to the option will vest one year following the grant date, thirty percent of the ordinary shares subject to the option will vest on the second year anniversary of the grant date, and the remaining forty percent of the ordinary shares subject to the option will vest on the third year anniversary of the grant date. For the officers and employees, twenty-five percent of the ordinary shares subject to the option will vest one year following the grant date, and the remaining seventy-five percent of the ordinary shares subject to the option will vest in 36 equal monthly installments over the next three years.

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

Name	Ordinary Shares Underlying Options Awarded	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Guangfu Xu	*	$0.42	October 31, 2009	October 30, 2019
Guangfu Xu	*	$0.42	December 3, 2010	December 2, 2020
Xiang Xu	*	$0.42	October 31, 2009	October 30, 2019
Xiang Xu	*	$0.42	December 3, 2010	December 2, 2020
Fei Ge	*	$0.42	October 31, 2009	October 30, 2019
Fei Ge	*	$0.42	December 3, 2010	December 2, 2020
Gongda Yao	*	$0.42	October 31, 2009	October 30, 2019

Name	Ordinary Shares Underlying Options Awarded	Exercise Price ($/Share)		Date of Grant	Date of Expiration
Gongda Yao	*		$0.42	December 3, 2010	December 2, 2020
Daqing Dave Qi	*		$0.42	October 6, 2010	October 5, 2020
Rongling Chen	*		$0.42	October 6, 2010	October 5, 2020
Shuming Zhao Fuming Zhuo Minsong Liang Tracy Tianqun Zhou	* * * *	$ $ $ $	0.42 0.42 0.42 0.42	January 9, 2012 January 9, 2012 January 9, 2012 October 31, 2009	January 8, 2022 January 8, 2022 January 8, 2022 October 30, 2019
Tracy Tianqun Zhou	*		$0.42	December 3, 2010	December 2, 2020
Jian Zhu	*		$0.42	October 31, 2009	October 30, 2019
Bing Sun	*		$0.42	January 9, 2012	January 8, 2022

Directors and officers as a group	5,004,337		$0.42	—	—
Other individuals as a group	* * *	$ $ $	0.42 0.42 0.42	October 31, 2009 December 3, 2010 January 9, 2012	October 30, 2019 December 2, 2020 January 8, 2022

Total	7,695,000

*	Less than 1% of our outstanding ordinary shares.

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

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Dr. Daqing Dave Qi, Mr. Rongling Chen and Dr. Mingsong Liang, and is chaired by Dr. Qi. All of our audit committee members satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Dr. Qi qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2011, our audit committee held meetings or passed resolutions by unanimous written consent four times.

Compensation Committee

Our compensation committee consists of Mr. Fumin Zhuo, Dr. Daqing Dave Qi and Mr. Rongling Chen, and is chaired by Mr. Zhuo. All of our compensation committee members satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2011, our compensation committee did not hold meetings or pass resolutions.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Shuming Zhao, Dr. Daqing Dave Qi and Mr. Rongling Chen, and is chaired by Mr. Zhao. All of our corporate governance and nominating committee members satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2011, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent twice.

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

D. Employees

As of December 31, 2011, we employed 1,845 employees, including 1,071 in manufacturing, 72 in equipment maintenance, 73 in quality assurance, 42 in purchasing, 70 in research and development, 13 in sales and marketing, and 195 in general and administrative. In addition, we engaged independent contractors and temporary personnel from time to time. Substantially all of these employees and independent contractors are located at our facilities in Wanzhou and Xinjiang, China, but a small number of employees are based in Nanjing. As of December 31, 2011, we employed approximately 309 temporary personnel through third-party contractors.

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

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Guangfu Xu(1)	39,583,333	22.5%
Xiang Xu(2)	15,213,750	8.7
Fei Ge(3)	11,283,750	6.4
Fumin Zhuo(4)	14,046,667	8.0
Gongda Yao(5)	*	*
Daqing Dave Qi(6)	*	*

	Ordinary Shares Beneficially Owned
	Number	%
Rongling Chen(7)	*	*
Mingsong Liang(8)	—
Shuming Zhao(9)	—
Tracy Tianqun Zhou(10)	*	*
Jian Zhu(11)	*	*
Bing Sun(12)	—
All directors and executive officers as a group	81,198,921	46.2%

Principal Shareholders:
Gold Intellect Limited(13)	39,000,000	22.2%
Plenty China Limited(14)	14,820,000	8.4%
Granite Global Ventures III L.P.(15)	11,885,640	6.8%
NewMargin Growth Fund, L.P.(16)	11,615,513	6.6%
Ruian International Limited(17)	10,890,000	6.2%
Best Mount International Limited(18)	8,760,000	5.0%

*	Beneficially owns less than 1% of our ordinary shares.

Notes:	(1)	Consists of 39,000,000 shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu, and 262,500 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Guangfu Xu’s business address is c/o No. 66, Xinzhong Road, Xinba, Yangzhong, Jiangsu Province, People’s Republic of China. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.
	(2)	Consists of 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, and 175,000 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Xiang Xu’s business address is c/o No. 66, Xinzhong Road, Xinba, Yangzhong, Jiangsu Province, People’s Republic of China. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.
	(3)	Consists of 10,890,000 shares held by Ruian International Limited, a British Virgin Islands company wholly owned and controlled by Mr. Fei Ge, and 175,000 shares issuable upon exercise of options held by Mr. Ge that are exercisable within 60 days of the date of this annual report. Mr. Fei Ge’s business address is c/o No. 66, Xinzhong Road, Xinba, Yangzhong, Jiangsu Province, People’s Republic of China. Mr. Fei Ge is a director of our company.
	(4)	Consists of (1) 11,695,471 ordinary shares held by Granite Global Ventures III L.P., (2) 190,170 ordinary shares held by GGV III Entrepreneurs Fund L.P., and (3) 2,161,026 ordinary shares held by Venture Star Investment (HK) Limited. Mr. Zhuo is a managing director of Granite Global Ventures III L.L.C., which is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Mr. Zhuo is also the Chairman of Venture Star Investment (HK) Limited. Mr. Zhuo disclaims beneficial ownership of the shares beneficially owned by Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P. and Venture Star Investment (HK) Limited except to the extent of his pecuniary interests therein. Mr. Zhuo’s business address is c/o Granite Global Ventures III L.P., 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States. Mr. Zhuo is a director of our company.
	(5)	The business address for Mr. Yao is No.666, Longdu Avenue, Wanzhou District, Chongqing City, P.R. China
	(6)	The business address for Mr. Qi is Building 3, Oriental Plaza, No.1 Changan Avenue, Cheung Kong Graduate School of Business
	(7)	The business address of Mr. Chen is No.585, Jianguoxi Road, Shanghai, P.R. China
	(8)	The business address of Mr. Liang is No. 6 Chaoyangmenwai Street, Vantone Center,Tower C, Room 806,Chaoyang District, Beijing, P.R. China
	(9)	The business address of Mr. Zhao is 2002 Anzhong Building, School of Business, Nanjing University, 16 Jinyin Jie, Nanjing, P.R. China
	(10)	The business address of Mrs. Zhou is No.666, Longdu Avenue, Wanzhou District, Chongqing City, People’s Republic of China
	(11)	The business address of Mr. Zhu is No.666, Longdu Avenue, Wanzhou District, Chongqing City, People’s Republic of China
	(12)	The business address of Mr. Sun is No.666, Longdu Avenue, Wanzhou District, Chongqing City, People’s Republic of China
	(13)	Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its registered office is at c/o 66 Xinzhong Road, Xinba, Yangzheng, Jiangsu Province, People’s Republic of China. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.
	(14)	Plenty China Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its registered office is at c/o 66 Xinzhong Road, Xinba, Yangzheng, Jiangsu Province, People’s Republic of China. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company held by Plenty China Limited.
	(15)	Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott Bonham, Hany Nada, Glenn Soloman, Thomas Ng, Jixun Foo, Jenny Lee, Jessie Jin and Fumin Zhuo are managing directors of Granite Global Ventures L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein. The business address of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.
	(16)	NewMargin Growth Ventures LLC is the sole general partner of NewMargin Growth Fund, L.P. Messrs. Tao Feng, Greg W. Ye, Shuiwen Zhou, Cary Zhou and Hans Xu are members of the investment committee of NewMargin Growth Ventures LLC and share voting and dispositive power over all such shares held by NewMargin Growth Fund, L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein. NewMargin Growth Fund, L.P.’s business address is Radisson Plaza (Xing Guo) Hotel, 8 Xing Guo Road, Villa 3, Shanghai, China 200052.
	(17)	Ruian International Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Fei Ge. Its registered office is at c/o 66 Xinzhong Road, Xinba, Yangzheng, Jiangsu Province, People’s Republic of China. Mr. Fei Ge has the sole voting and dispositive power over the shares of our company held by Ruian International Limited.
	(18)	Best Mount International Limited is a company incorporated in the British Virgin Islands. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Best Mount International Limited’s shareholders are Yueping Liu, Shaoxian Ge, Sheng Xue, Xiaorong Hou, Benjiang Chang, Yuhua Jing, Jilin Ye, Jianrong Tang and Chaohui Chen and these shareholders share voting and dispositive power over all the shares held by Best Mount International Limited.

As of December 31, 2011, 175,714,103 of our ordinary shares were issued and outstanding. To our knowledge, 46,000,000 ordinary shares, representing approximately 26.2% of our total outstanding shares, were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our directors or executive officers that are shareholders or principal shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

B. Related Party Transactions

Transactions and balance with Daqo Group and its subsidiaries

Any transactions we entered into with Daqo Group or its subsidiaries are treated as related party transactions, as summarized below:

Bank financing transactions involving Daqo Group

In 2009, Chongqing Daqo obtained RMB-denominated loans in the U.S. dollar equivalent amount of approximately $98.1 million from Huaxia Bank and China CITIC Bank. In May 2011, Chongqing Daqo borrowed a syndicated short-term working capital loan that amounts to RMB200 million from China Construction Bank and China Everbright Bank. In October 2011, Chongqing Daqo borrowed, from Chongqing Rural Commercial Bank, a 4-year project finance loan that amounts to RMB245.5 million. In addition, Chongqing Daqo, in September 2011, borrowed an aggregate of RMB380 million from Huaxia Bank, including a RMB250 million project finance loan and a RMB130 million working capital loan.

In March 2008, Daqo Cayman borrowed a short-term loan from ABN Amro at the amount of $6.0 million. Daqo Group deposited the RMB equivalent of $6.6 million in a bank account with ABN Amro to secure the loan. Daqo Cayman repaid this loan in March 2009.

In September 2011, Xinjiang Daqo entered a 6-year long-term project finance loan agreement with Bank of China Shihezi Branch, to obtain a RMB980 million loan to finance the construction of our Phase 2 polysilicon facilities in Xinjiang.

In April and October 2011, Nanjing Daqo borrowed a RMB50 million working capital loan from Jiangsu Bank and a RMB10 million working capital loan from China Merchants Bank, respectively.

Daqo Group or its subsidiaries provided guarantees for each of the aforementioned bank financing transactions. As of December 31, 2009, 2010 and 2011, the aggregate balance of these bank borrowings was in the U.S. dollar equivalent amount of $188.7 million, $154.6 million and $277.5 million, respectively.

The transactions with Daqo Group and its subsidiaries

As of December 31, 2009, 2010 and 2011, we had an outstanding payable to Daqo Group and its subsidiaries in the amount of $0.2 million, $0.4 million and $3.2 million, respectively, for technical consulting and engineering services, general and administrative expenses and the purchase of property, plant and equipment.

In 2011, we purchased $15.8 million fixed assets including equipments and machineries from Daqo Group for our Xinjiang Phase 2 facilities and Chongqing facilities.

In 2011, we sold wafers to, purchased cells from and paid processing fees to Zhenjiang Daqo in the amount of $7.0 million, $3.3 million and $1.2 million, respectively. Zhenjiang Daqo, a wholly owned subsidiary of Daqo Group, purchases wafers from us to manufacture solar cells. We source cells from Zhenjiang Daqo for our module manufacturing business through direct purchase and tolling arrangement.

In July 2010, we entered into an equipment purchase contract with Daqo Solar, pursuant to which Daqo Solar imported equipments on our behalf for our wafer production facilities. Pursuant to the contract, we paid Daqo Solar RMB equivalent of $20.6 million in 2011.

In 2011, we sold modules to, purchased fixed assets and raw materials from other subsidiaries of Daqo Group in amount of $0.4 million, $2.0 million and $0.3 million, respectively. We also incurred $0.6 million rental expenses to lease our Nanjing workshop and dormitory, and $0.07 million service expenses to other subsidiaries of Daqo Group.

In addition, we received and fully repaid $3.1 million loans from Daqo Group in 2011. We also received a $72.2 million loan from Daqo Solar, which we fully repaid in 2011. Furthermore, in 2011, we extended a $9.9 million interest free loan to Daqo Solar. On December 31, 2011, we, Daqo Group and Daqo Solar signed a balance netting-off agreement pursuant to which we offsetted $11,729,514 amount due to Daqo Group with the amount due from Daqo Solar.

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

Transactions with Daqo New Material

Chongqing Daqo entered into an amended and restated lease agreement with Daqo New Material to rent all of Daqo New Material’s land, production infrastructure and machinery and equipment for our polysilicon production in August 2009, with retrospective effect from January 1, 2009. The amount of the monthly lease payment was thus reduced to RMB6.1 million ($0.9 million) in the amended and restated lease agreement. Under the amended and restated lease agreement, the lease period is from January 1, 2009 until December 31, 2013. One month before the expiry of the lease period, Chongqing Daqo has the option to renew the lease on the same terms and conditions for additional five-year periods. Furthermore, the amended and restated lease agreement provides that Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. Under current PRC laws and regulations, Chongqing Daqo needs to obtain governmental approval in China to proceed with the purchase, and given the application requirements we do not think it is currently practical for us to obtain such approval. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions, and if the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner until its expiry.

On November 9, 2009, Chongqing Daqo entered into a supplemental lease agreement with Daqo New Material to lease the production facilities for Phase 1b from November 9, 2009 until December 31, 2013 at a fixed monthly rental of RMB3.0 million ($0.5 million). The other terms of the supplemental lease agreement are the same as those of the amended and restated lease agreement for the Phase 1a facilities.

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

	Trading Price
	High	Low
Annual High and Low
Fiscal Year 2010 (from October 7, 2010)	15.43	9.70
Fiscal Year 2011	14.97	1.41

Quarterly Highs and Lows
Fourth Fiscal Quarter of 2010 (from October 7, 2010)	15.43	9.70
First Fiscal Quarter of 2011	14.97	10.15
Second Fiscal Quarter of 2011	13.69	7.37
Third Fiscal Quarter of 2011	8.31	3.28
Fourth Fiscal Quarter of 2011	4.29	1.41
First Fiscal Quarter of 2012	4.15	1.75

Monthly Highs and Lows
October 2011	4.29	3.01
November 2011	3.52	1.76
December 2011	2.35	1.41
January 2012	2.95	1.75
February 2012	4.15	2.40
March 2012	3.10	2.09
April 2012 (through April 24, 2012)	2.15	1.63

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2011 Revision) of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our Third Amended and Restated Memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

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

Material United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

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

Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we do not believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended 2011. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. In addition, because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may increase the risk of us becoming a PFIC. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under “Passive Foreign Investment Company Rules” generally will apply for such taxable year and will apply in future years even if we cease to be a PFIC in subsequent years. The discussion below under “Dividends” and “Sale or Other Disposition of Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. For dividends received in taxable years beginning before January 1, 2013, a non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that the Company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, the Company is eligible for the benefits of the United States-PRC treaty, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury guidance indicates that ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credits are complex. Accordingly, each U.S. Holder is advised to consult with its tax advisor regarding the availability of a foreign tax credit under its particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. If any of the gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC and a U.S. Holder is eligible for the benefits of the income tax treaty between the United States and the PRC, such gains might be resourced under the treaty as PRC source income. See “—People’s Republic of China Taxation.” The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under these PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC (a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for each such year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes a mark-to-market election for the ADSs (but not our ordinary shares), such holder will include in income for each year that we are treated as a PFIC with respect to such holder an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over the holder’s adjusted basis in such ADSs or ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. A U.S. Holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Dividends”) would not apply.

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

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). U.S. Holders are advised to consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred on our short-term and long-term borrowings and interest income generated by excess cash which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2011, we had outstanding short-term bank borrowings of $111.8 million with a fixed interest rate of 6.6% and outstanding long-term bank borrowings of $165.6 million bearing floating rates which are subject to adjustment every 12 months based upon the PRC government’s standard interest rate, The weighted average interest rate as of December 31, 2011 for the long-term bank borrowings was 6.87%. We are currently not engaged in any interest rate hedging activities.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2011, we had RMB-denominated cash balances of RMB535.1 million and U.S. dollar-denominated cash balances of $7.8 million. Assuming we had converted the U.S. dollar-denominated cash balance of $7.8 million into RMB at the exchange rate of $1.00 for RMB 6.2939 as of December 30, 2011, this cash balance would have been RMB49.1 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB44.2 million.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. For the year ended December 31, 2011, we have received US$ 167,907 from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2011. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by Rules 13a-15(b) or 15d-15(b) were not effective due to the material weaknesses described in the “Management’s Report on Internal Control Over Financial Reporting.”

Management’s Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Our management, including our chief executive officer and chief financial officer assessed the effectiveness of the internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Our management’s assessment identified the following control deficiencies that constitute material weaknesses. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

•

Material weakness previously identified at December 31, 2010 that continued to exist at December 31, 2011: We lacked the accounting resources and expertise necessary to comply with U.S. GAAP and the SEC financial reporting and disclosure requirements. For the year ended December 31, 2011, this resulted in material misstatements identified by our auditors including our calculation of deferred tax assets, misstatements on the consolidated statement of cash flows, and insufficient financial statement disclosures.

•	We lacked sufficient resources to perform thorough reviews of consolidated financial statements and related footnote disclosures during the period-end financial reporting and disclosure process.

•	We lacked sufficient processes, documentation and approval of related party transactions with affiliates.

Based on our assessment, and because of the material weaknesses described above, we have concluded that our internal control over financial reporting was not effective at December 31, 2011.

The effectiveness of our internal control over financial reporting has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report which is included herein.

Changes and Proposed Changes in Internal Control Over Financial Reporting

We will implement measures during 2012 to remedy the material weaknesses, including that (1) we intend to recruit additional resources with U.S. GAAP and SEC reporting experience and to provide training to our current finance staff to enhance their U.S GAAP expertise; (2) we intend to leverage the additional finance staff noted above to enhance our financial closing and reporting process; and (3) we intend to monitor our policies and procedures regarding related party transactions, including the requirement for formal documentation and written approval. We are committed to monitoring the effectiveness of these measures and making any changes that are necessary and appropriate.

Other than as described above, there have not been any other changes in our internal control over financial reporting in the year ended December 31, 2011, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As described above, we plan to implement changes to our internal controls over financial reporting in 2012.

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

	For the Year Ended December 31,
	2009	2010	2011
	(in US$ thousands)
Audit fees(1)	278	1,954	900
Tax fees(2)	146	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

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

Exhibit Number	Description of Document

4.4	English translation of the Loan Agreement between Daqo New Material and China Construction Bank, Wanzhou Branch dated as of September 30, 2007 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.5	English translation of the Loan Agreement between Daqo New Material and China Construction Bank, Wanzhou Branch dated as of February 28, 2008 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.6	English translation of the Loan Agreement between Daqo New Material and China Construction Bank, Wanzhou Branch dated as of July 31, 2008 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.7	English translation of the Loan Agreement between Chongqing Daqo and China Construction Bank, Wanzhou Branch dated as of January 21, 2009 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.8	English translation of the Loan Agreement between Chongqing Daqo and China Construction Bank, Wanzhou Branch dated as of July 7, 2009 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.9	English translation of the Loan Agreement between Chongqing Daqo and Huaxia Bank, Wanzhou Branch dated as of December 30, 2009 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.10	English translation of the Syndicated Loan Agreement among Chongqing Daqo, China Construction Bank, Chongqing Branch, China Construction Bank, Wanzhou Branch, and China Merchants Bank, Chongqing Jiangbei Sub-branch dated as of August 28, 2009 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.11	English translation of the Supplemental Agreement to the Syndicated Loan Agreement among Chongqing Daqo, China Construction Bank, Chongqing Branch, China Construction Bank, Wanzhou Branch, China Merchants Bank, Chongqing Jiangbei Sub-branch, China CITIC Bank, Chongqing Branch, Daqo Group, Guangfu Xu and Xiang Xu dated as of December 10, 2009, pursuant to which China CITIC Bank joined the bank syndicate as a lender (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.12	English translation of the Trademark License Agreement among Daqo Group, Chongqing Daqo and Nanjing Daqo dated as of May 8, 2009 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.13	Non-Competition Agreement among Daqo Group, Daqo Cayman (formerly known as Mega Stand International Limited) and Chongqing Daqo dated as of July 1, 2008 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.14	Technology License and Engineering Services Contract between Poly Engineering S.r.l and Chongqing Daqo dated as of June 15, 2008 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.15	Addendum No. 1 to the Technology License and Engineering Services Contract between Poly Engineering S.r.l and Chongqing Daqo dated as of May 21, 2010 (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1, as amended (File No. 333-164307))

Exhibit Number		Description of Document

4.16		English translation of a Sales and Purchase Agreement Between Chongqing Daqo and Yingli Green Energy Holding Company Limited dated as of August 3, 2010 (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.17		Sales Contract Between Chongqing Daqo New Energy Co., Ltd. and Jiangsu Meike Silicon Energy Co,. Ltd. (an affiliate of MEMC) dated as of September 25, 2010 (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.18		Sales Contract Between Chongqing Daqo New Energy Co., Ltd. and Jiangsu Linyang Solarfun Co., Ltd. dated as of July 12, 2010 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.19		Sales Contract Between Chongqing Daqo New Energy Co., Ltd. and Tianwei New Energy Holdings Co., Ltd. dated as of July 27, 2010 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.20		English translation of Construction Contract Between Xinjiang Daqo New Energy Co., Ltd. and China National Chemical Engineering Third Construction Co., Ltd. dated as of January 2011 (Incorporated herein by reference to Exhibit 4.40 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission April 25, 2011)

4.21		English translation of Construction Contract Between Xinjiang Daqo New Energy Co., Ltd. and China National Chemical Engineering Third Construction Co., Ltd. dated as of March 2011 (Incorporated herein by reference to Exhibit 4.41 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission April 25, 2011)

4.22*		English translation of the Loan Agreement between Xinjiang Daqo and Bank of China, Shihezi Branch dated as of September 30, 2011

4.23*		English translation of the Loan Agreement between Chongqing Daqo and Chongqing Rural Commercial Bank dated as of October 26, 2011

4.24*		English translation of the short-term Syndicated Loan Agreement among Chongqing Daqo, China Construction Bank, Wanzhou Branch and China Everbright Bank, Chongqing Branch dated March 1, 2011.

4.25*		English translation of the Loan Agreement between Chongqing Daqo and Huaxia Bank, Wanzhou Branch dated October 20, 2011

4.26*		English translation of the Loan Agreement between Chongqing Daqo and Huaxia Bank, Wanzhou Branch dated October 26, 2011

4.27*		English translation of the High-voltage Electricity Supply Agreement between Chongqing Daqo and Chongqing Electricity Company, Wanzhou Supply Bureau dated September 23, 2010

4.28*		English translation of the Natural Gas Supply Agreement between Chongqing Daqo and Chongqing Chuangang Gas Company dated April 1, 2011

8.1*		Subsidiaries of the Registrant

11.1		Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-164307))

12.1*		CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*		CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*		Consent of Deloitte Touche Tohmatsu CPA Ltd.

101.INS†		XBRL Instance Document

101.SCH†		XBRL Taxonomy Extension Schema Document

101.CAL†		XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†		XBRL Taxonomy Extension Definition Linkbase Document

101.LAB†		XBRL Taxonomy Extension Label Linkbase Document

101.PRE†		XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F
†	To be furnished by amendment

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DAQO NEW ENERGY CORP.

By:	/s/ Gongda Yao
Name: Gongda Yao
Title: Chief Executive Officer

Date: April 30, 2012

DAQO NEW ENERGY CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF

DAQO NEW ENERGY CORP.:

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. and its subsidiaries and variable interest entity (the “Company”) as of December 31, 2010, and 2011, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Daqo New Energy Corp. and its subsidiaries and variable interest entity as of December 31, 2010, and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2012, expressed an adverse opinion on the Company’s internal control over financial reporting because of the material weaknesses.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.
Shanghai, China

April 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF

DAQO NEW ENERGY CORP.:

We have audited the internal control over financial reporting of Daqo New Energy Corp. and its subsidiaries and variable interest entity (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: 1) the Company lacked the accounting resources and expertise necessary to comply with U.S. GAAP and the Securities and Exchange Commission financial reporting and disclosure requirements; 2) the Company lacked sufficient resources to perform thorough reviews of consolidated financial statements and related footnote disclosures during the period-end financial reporting and disclosure process; and 3) the Company lacked sufficient processes, documentation and approval of related party transactions with affiliates. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2011, of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2011 of the Company and our report dated April 30, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.
Shanghai, China

April 30, 2012

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2010 AND 2011

(In U.S. dollars, except share data)

	December 31,
	2010	2011
ASSETS:
Current assets:
Cash and cash equivalents	$203,635,798	$92,697,098
Restricted cash	64,097	11,600,321
Accounts receivable, net of allowance for doubtful accounts of $nil and $1,202,940 as of December 31, 2010 and 2011	15,180,002	22,744,972
Prepaid expenses and other current assets	4,995,175	11,152,142
Advances to suppliers	4,949,693	2,846,797
Inventories	11,239,762	24,176,109
Amount due from related party	903,616	9,887,310
Deferred tax assets - current	770,126	4,348,146

Total current assets	241,738,269	179,452,895
Property, plant and equipment, net	399,558,053	636,474,691
Prepaid land use rights	8,597,548	35,316,414
Deferred tax assets	918,034	17,900,704
Other non-current assets	159,035	9,331,938

TOTAL ASSETS	$650,970,939	$878,476,642

LIABILITIES:
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings (including short-term borrowings and current portion of long-term borrowings of the consolidated variable interest entity without recourse to the Company of $18,175,440 and $19,030,680 as of December 31, 2010 and 2011, respectively)	$71,600,632	$111,805,245
Accounts payable	4,302,117	15,036,867
Advances from customers	45,604,506	26,060,543
Payables for purchases of property, plant and equipment (including payables for purchase of property, plant and equipment of the consolidated variable interest entity without recourse to the Company of $1,739,404 and $nil as of December 31, 2010 and 2011, respectively)	16,701,144	37,144,590
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to the Company of $1,036,807 and $519,064 as of December 31, 2010 and 2011, respectively)	19,428,269	9,164,522
Amount due to related party (including amount due to related party of the consolidated variable interest entity without recourse to the Company of $nil and $73,516 as of December 31, 2010 and 2011, respectively)	—	3,159,356
Income tax payable	13,373,181	15,469,820

Total current liabilities	171,009,849	217,840,943
Long-term borrowings (including long-term borrowings of the consolidated variable interest entity without recourse to the Company of $49,982,460 and $33,303,690 as of December 31, 2010 and 2011, respectively)	83,001,176	165,646,211
Long-term payables for purchase of property, plant and equipment	—	4,157,836
Advance from customers	—	12,507,801
Deferred government subsidies	—	25,853,179
Amount due to related party (including amount due to related party of the consolidated variable interest entity without recourse to the Company of $70,071 and $nil as of December 31, 2010 and 2011, respectively)	397,241	—
Accrued warranty cost	139,839	444,445

Total liabilities	254,548,105	426,450,415

Commitments (Note 16)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS—(Continued)

DECEMBER 31, 2010 AND 2011

(In U.S. dollars, except share data)

	December 31,
	2010	2011
EQUITY:
Daqo New Energy Corp. shareholders’ equity:
Ordinary shares;
$0.0001 par value 500,000,000 shares authorized as of December 31, 2010 and 2011; 175,714,103 shares issued and outstanding as of December 31, 2010 and 2011	17,571	17,571
Additional paid in capital	140,305,556	142,511,581
Retained earnings	116,881,004	150,204,956
Accumulated other comprehensive income	6,276,868	18,444,123

Total Daqo New Energy Corp. shareholders’ equity	263,480,999	311,178,231
Noncontrolling interest	132,941,835	140,847,996

Total equity	396,422,834	452,026,227

TOTAL LIABILITIES AND EQUITY	$650,970,939	$878,476,642

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

	Year ended December 31,
	2009	2010	2011
Revenues
- Sales to third parties	$111,193,477	$242,685,524	$248,444,428
- Sales to related parties	—	—	7,387,590

Total revenues	111,193,477	242,685,524	255,832,018

Cost of revenues
- Sales to third parties	(69,251,610)	(136,483,927)	(162,814,189)
- Sales to related parties	—	—	(6,908,785)

Total cost of revenues	(69,251,610)	(136,483,927)	(169,722,974)

Gross profit	41,941,867	106,201,597	86,109,044
Operating (expenses) income:
Selling, general and administrative expenses	(9,335,822)	(15,692,453)	(15,563,315)
Research and development expenses	(2,774,608)	(1,385,611)	(744,321)
Other operating income	6,592,291	3,382,819	12,116,746
Long-lived asset impairment	—	—	(38,512,376)

Total operating expenses	(5,518,139)	(13,695,245)	(42,703,266)

Income from operations	36,423,728	92,506,352	43,405,778
Interest expense	(6,461,733)	(9,880,259)	(9,663,562)
Interest income	214,321	544,679	1,897,536
Exchange loss	—	(1,185,904)	(11,368)

Income before income taxes	30,176,316	81,984,868	35,628,384
Income tax expense	(240,278)	(12,837,135)	(714,272)

Net income	29,936,038	69,147,733	34,914,112
Net income (loss) attributable to non-controlling interest	(898,964)	576,476	1,590,160

Net income attributable to Daqo New Energy Corp. shareholders	30,835,002	68,571,257	33,323,952
Deemed dividend on Series A convertible redeemable preferred shares	(702,740)	(3,300,000)	—

Net income attributable to Daqo New Energy Corp. ordinary shareholders	$30,132,262	$65,271,257	$33,323,952

NET EARNINGS PER ORDINARY SHARE
Basic—ordinary shares	$0.29	$0.46	$0.19

Diluted—diluted shares	$0.29	$0.46	$0.19

ORDINARY SHARES USED IN CALCULATING EARNINGS PER ORDINARY SHARE
Basic—ordinary shares	100,000,000	117,839,487	175,714,103

Diluted—diluted shares	104,151,834	140,726,323	175,714,103

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

	Year ended December 31,
	2009	2010	2011
Net income	$29,936,038	$69,147,733	$34,914,112
Other comprehensive income:
Foreign currency translation adjustments	330,134	10,028,611	18,483,256

Total other comprehensive income	330,134	10,028,611	18,483,256

Comprehensive income	30,266,172	79,176,344	53,397,368
Comprehensive income (loss) attributable to noncontrolling interest	(621,981)	4,945,517	7,906,161

Comprehensive income attributable to Daqo New Energy Corp. shareholders	$30,888,153	$74,230,827	$45,491,207

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

	Daqo New Energy Corp. shareholders
	Ordinary shares		Subscription receivable	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Noncontrolling interest	Total	Comprehensive income
	Number	$
Balance at January 1, 2009	100,000,000	$10,000	$(10,000)	$—	$21,477,485	$564,147	$49,011,256	$71,052,888
Net income	—	—	—	—	30,835,002	—	(898,964)	29,936,038	$29,936,038
Foreign currency translation adjustments	—	—	—	—	—	53,151	276,983	330,134	330,134
Capital contribution from ordinary shareholders	—	—	10,000	—	—	—	—	10,000
Share-based compensation	—	—	—	258,583	—	—	—	258,583
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	(702,740)	—	—	(702,740)
Capital contribution by noncontrolling interest owner (Note 1)	—	—	—		—	—	79,607,043	79,607,043

Balance at December 31, 2009	100,000,000	10,000	—	258,583	51,609,747	617,298	127,996,318	180,491,946	30,266,172

Net income	—	—	—	—	68,571,257	—	576,476	69,147,733	69,147,733
Foreign currency translation adjustments	—	—	—	—	—	5,659,570	4,369,041	10,028,611	10,028,611
Share-based compensation	—	—	—	1,614,756	—	—	—	1,614,756
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	(3,300,000)	—	—	(3,300,000)
Conversion of series A convertible redeemable preferred shares into ordinary shares	29,714,103	2,971	—	58,899,769	—	—	—	58,902,740
Issuance of ordinary shares in the initial public offering (net of commission and issuance cost of $7,867,552)	46,000,000	4,600	—	79,532,448	—	—	—	79,537,048

Balance at December 31, 2010	175,714,103	17,571	—	140,305,556	116,881,004	6,276,868	132,941,835	396,422,834	79,176,344

Net income	—	—	—	—	33,323,952	—	1,590,160	34,914,112	34,914,112
Foreign currency translation adjustments	—	—	—	—	—	12,167,255	6,316,001	18,483,256	18,483,256
Share-based compensation	—	—	—	2,206,025	—	—	—	2,206,025
Balance at December 31, 2011	175,714,103	$17,571	$—	$142,511,581	$150,204,956	$18,444,123	$140,847,996	$452,026,227	$53,397,368

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

	Year ended December 31,
	2009	2010	2011
Operating activities:
Net income	$29,936,038	$69,147,733	$34,914,112
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Long-lived assets impairment	—	—	38,512,376
Share-based compensation	258,583	1,614,756	2,206,025
Inventory write-down	—	—	14,252,701
Allowance for doubtful accounts	—	—	1,202,940
Depreciation of property, plant and equipment	16,088,049	30,751,063	35,479,645
Changes in operating assets and liabilities:
Accounts receivable	(14,269,782)	1,530,455	(7,854,035)
Prepaid expenses and other current assets	(3,397,284)	(8,449)	(5,723,463)
Advances to suppliers	(2,902,398)	(671,770)	2,279,347
Inventories	91,339	(6,522,274)	(26,579,763)
Amount due from related parties	—	—	(7,390,878)
Prepaid land use rights	(791,924)	(7,062,425)	(26,718,866)
Other non-current assets	—	(159,035)	(7,197,546)
Accounts payable	333,323	808,014	10,273,609
Accrued expenses and other current liabilities	1,160,862	9,579,818	(10,947,970)
Accrued warranty cost	—	139,839	297,244
Income tax payable	(999,994)	12,699,027	1,431,902
Advances from customers	(27,658,240)	13,996,287	(8,967,939)
Amount due to related party	—	—	1,993,223
Deferred government subsidies	—	—	25,127,831
Deferred tax assets	(578,110)	(219,489)	(21,732,585)

Net cash provided by (used in) operating activities	(2,729,538)	125,623,550	44,857,910

Investing activities:
Purchases of property, plant and equipment	(121,289,965)	(57,660,462)	(252,704,147)
Increase/(decrease) in restricted cash	11,620,111	8,745,616	(11,536,224)
Prepayment to related party for purchase of equipment	—	(903,616)	—
Interest free loan to related parities	—	—	(9,898,458)

Net cash used in investing activities	(109,669,854)	(49,818,462)	(274,138,829)

Financing activities:
Cash received from related parties	—	—	75,294,720
Cash paid to related parities	—	—	(75,294,720)
Proceeds from bank borrowings	98,237,390	10,602,340	186,558,358
Proceeds from other borrowings	6,230,000	3,775,948	—
Repayment of bank borrowings	(10,394,310)	(40,271,995)	(71,079,431)
Repayment of other borrowings	—	(8,265,966)	(2,697,397)
Advance from related party	41,519,269	178,874	—
Cash proceeds from issuance of Series A convertible redeemable preferred shares	55,000,000	—	—
Issuance expenses paid for the Series A convertible redeemable preferred shares	(100,000)	—	—
Cash proceeds from issuance of ordinary share, net off commission	—	81,282,000	—
Issuance cost for ordinary shares	—	(1,744,952)	—
Capital contribution from ordinary shareholders	10,000	—	—

Net cash provided by financing activities	190,502,349	45,556,249	112,781,530
Effect of exchange rate changes	7,412	860,025	5,560,689

Net increase (decrease) in cash and cash equivalents	78,110,369	122,221,362	(110,938,700)
Cash and cash equivalents at the beginning of the year	3,304,067	81,414,436	203,635,798

Cash and cash equivalents at the end of the year	$81,414,436	$203,635,798	$92,697,098

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

	Year ended December 31,
	2009	2010	2011
Supplemental disclosure of cash flow information:
Interest paid	$3,731,624	$5,240,147	$10,991,064
Income taxes paid	$1,818,208	$625,130	$18,861,460
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payable	$53,223,998	$16,701,144	$41,302,426
Purchase of property, plant and equipment included in amount due to related parties	$—	$—	$822,840
Balance netting-off agreements with different subsidiaries of Daqo Group	$—	$—	$11,729,514
Supplemental schedule of non-cash financing activities:
Daqo New Material’s conversion of amount due to investor to owner’s equity	$79,884,026	$—	$—
Conversion of Series A convertible redeemable preferred shares into ordinary shares	$—	$58,902,740	$—

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

The consolidated financial statements include the financial statements of Daqo New Energy Corp. (the “Company”), its wholly owned subsidiaries, Chongqing Daqo New Energy Co., Ltd. (“Chongqing Daqo”), Nanjing Daqo New Energy Co., Ltd. (“Nanjing Daqo”), Xinjiang Daqo New Energy Co., Ltd (“Xinjiang Daqo”), Daqo Solar Energy North America (“Daqo America”) and Daqo New Energy Holdings (Canada) Ltd.(“Daqo Canada”) and its consolidated variable interest entity (“VIE”) Daqo New Material Co., Ltd. (“Daqo New Material”) (collectively, the “Group”).

The Company was incorporated on November 22, 2007 in the Cayman Islands. Chongqing Daqo, Nanjing Daqo and Xinjiang Daqo were incorporated by the Company on January 14, 2008, December 20, 2007 and February 22, 2011, respectively, in the Peoples’ Republic of China (“PRC”). Daqo America was incorporated by the Company in January 2009, in California, USA. Daqo Canada was incorporated by the Company in April, 2011, in Hamilton, Ontario, Canada.

Daqo New Material and the Company were under common control by Daqo New Material’s ultimate shareholders prior to the issuance of Series A Convertible Redeemable Preferred Shares. Daqo New Material was established by Daqo Group Co., Ltd. (“Daqo Group”), an affiliate of the Company, on November 16, 2006 for the primary purpose of developing a photovoltaic business. Daqo New Material’s activities included acquiring land use rights and constructing certain polysilicon production infrastructure, including buildings and production machinery and equipment. Chongqing Daqo acquired additional machinery and equipment that are used in connection with Daqo New Material’s land and production infrastructure.

Subsequent to its establishment, Chongqing Daqo entered into a series of lease agreements with Daqo New Material to rent all of Daqo New Material’s land, production infrastructure and machinery and equipment for the Group’s polysilicon production. The lease periods are from July 1, 2008 to December 31, 2013, with monthly lease payments at a fixed amount of RMB10.0 million ($1.4 million) in 2008, RMB 6.1 million ($0.9 million) from January 2009 to October 2009 and RMB 9.1 million($1.4 million) since November 2009. The lease agreement also provided that if Daqo New Material transferred the ownership of the leased assets to any third party, the lease agreement would remain effective and enforceable against the new owner. One month before the expiry of the lease period, Chongqing Daqo has the option to renew the lease on the same terms and conditions for additional five-year periods. Furthermore, Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions. If the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

Because the aggregate value of the monthly rental payments that Chongqing Daqo is contractually obligated to make to Daqo New Material represents the majority of the value of Daqo New Material’s assets, Chongqing Daqo has the majority of investment risk in Daqo New Material. Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), these contractual obligations represent an implicit guarantee between related parties, and Daqo New Material is considered to be Chongqing Daqo’s variable interest entity. Furthermore, the operating activities of Daqo New Material are most closely associated with Chongqing Daqo and the management of Chongqing Daqo also acts as the management of Daqo New Material. Based on these factors, Chongqing Daqo has the power to control Daqo New Material and is considered the primary beneficiary of Daqo New Material. As a result, Daqo New Material’s financial results are consolidated into the Group’s consolidated financial statements since July 1, 2008. Daqo New Material has been deemed to be the Chongqing Daqo’s predecessor business from November 16, 2006 (inception) through June 30, 2008. The assets and liabilities of Daqo New Material are consolidated at historical cost given they were held by an entity under common control and common ownership. Daqo Group’s total equity interests in Daqo New Material are presented as a noncontrolling interest. In 2009, $79,607,043 payable to Daqo Group was converted to equity interests of Daqo New Material. Accordingly, the amount converted is presented as a capital contribution by non-controlling interest owner in the statement of changes in equity.

In the periods presented, the Company manufactured and sold polysilicon and wafers through Chongqing Daqo, and sold modules through Nanjing Daqo. Xinjiang Daqo is the entity constructing the polysilicon phase II project. Daqo America was set up as a marketing office to promote the Group’s products in North America. Daqo Canada was set up to build and operate a solar module production facility in Canada, however, the solar module production plan was suspended indefinitely.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. Under that assumption, it is expected that assets will be realized and liabilities will be satisfied in the normal course of business.

Beginning in October 2011, the average selling price of polysilicon, wafers and solar module experienced a significant decrease, to a level below the Company’s cost, primarily as a result of oversupply in the industry, and the adverse effects of changes in government subsidy policies in Europe. As a result, the Company experienced a net loss in the fourth quarter of 2011 and a working capital deficit of US$38.4 million as of December 31, 2011, which raises substantial doubt about the Company’s ability to continue as a going concern. However, management of the Company regards the use of the going concern assumption as appropriate based on: 1) the Company has renewed $31.8 million (RMB 200 million) short-term loans with local banks and obtained additional $6.3 million (RMB 40 million) in short-term working capital loans in subsequent to December 31, 2011; 2) the Company has unused committed and available bank standby credit facilities at year end; and 3) the major shareholders of the Company have agreed to provide adequate funds in the next twelve months, to the extent required, in order to meet the Company’s obligations. As a result of these financial resources and based on the business forecast, the Company will be able to realize its assets and satisfy its obligations as they come due and accordingly, the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Group. All intercompany transactions and balances have been eliminated on consolidation.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Management has made significant estimates in a variety of areas, including but not limited to allowance for doubtful accounts, inventories valuation, useful lives and residual values of long-lived assets, impairment for long lived assets, consolidation of variable interest entity, valuation allowances for deferred tax assets, interest capitalization, warranty accrual and certain assumption used in the computation of share-based compensation and related forfeiture rates.

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

Accounts receivable represent those receivables derived in the ordinary course of business. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for doubtful accounts mainly based on aging of the receivables and other factors surrounding the credit risk of specific customers. The allowance for doubtful accounts is $nil and $1,202,940 as of December 31, 2010 and 2011, respectively, based on the aging of the receivables and the Company’s assessment of the customers’ credit risk.

The following customers accounted for 10% or more of accounts receivable:

	December 31,
Accounts receivable	2010			2011
Customer A	$		*		$2,655,592
Customer D		$1,884,187			$2,820,117
Customer H		$6,356,029		$		*
Customer E		$—			$5,947,325
Customer F		$—			$2,823,130
Customer G	$		*		$2,707,907

*	Represents less than 10%

Sales of polysilicon to the Group’s largest customers whose sales over 10% of revenue accounted for approximately 54%, 26% and 46% of revenues for the years ended December 31, 2009, 2010 and 2011, respectively. The Group was substantially dependent upon the continued participation of these customers in order to maintain and continue growing its total revenues. Significantly reducing the Group’s dependence on these customers is likely to take time and there can be no guarantee that the Group will succeed in reducing that dependence.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

(f) Restricted cash

Restricted cash amounted to $64,097 and $11,600,321 as of December 31, 2010 and 2011, respectively, and are deposited in bank accounts as deposits for short-term letters of credit and notes issued by several banks for purchases of raw materials, plant and equipment. These deposits carry fixed interest rates and will be released when the related letters of credit or notes are settled by the Group. The Group considers the restricted cash balances as equivalent to an investment whose return of principal requires the satisfaction of conditions (i.e., settlement of letters of credit or notes) rather than a withdrawal demand. Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment and, accordingly, the Group has presented such deposits and withdrawals as investing activities in the consolidated statements of cash flows.

(g) Inventories

Inventories are stated at lower of cost or market. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess inventories to the estimated market value based on historical and forecasted demand. Estimated market value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. The charges to inventory for the years ended December 31, 2009, 2010 and 2011 was $nil, $nil and $14,252,701.

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

For those outsourcing arrangements in which title (including risk of loss) does transfer to the third-party manufacturer, the Group is contractually obligated to repurchase the processed inventory. To accomplish this, it enters into raw material sales agreements and processed inventory purchase agreements simultaneously with the third-party manufacturer. In such instances, where they are, in substance tolling arrangements, the Group retains the inventory in the consolidated balance sheets while it is in the physical possession of the third-party manufacturer. The cash received from the third-party manufacturer is recorded as a current liability on the balance sheet rather than revenue or deferred revenue. Upon receipt of the processed inventory, it is reclassified from raw materials to work-in-progress inventory and the processing fee paid to the third-party manufacturer is added to inventory cost. Cash payments for outsourcing arrangements which require prepayment for repurchase of the processed inventory are classified as current assets on the balance sheet. If there is no legal right of offset established by these arrangements, the associated assets and liabilities are presented separately on the balance sheet until the processed inventory is returned to the Group.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the cost of such assets. Interest expense capitalized for the years ended December 31, 2009, 2010 and 2011 was $3,535,294, $233,640 and $3,429,496, respectively.

(i) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The Group’s land use rights in the PRC are stated at cost less recognized lease expenses. Lease expense is recognized over the term of the agreement on a straight-line basis. The Group recorded lease expenses of $137,506, $150,853 and $166,355 for the years ended December 31, 2009, 2010 and 2011, respectively. In August 2011, Daqo Xinjiang acquired land use rights with a 50 year term for $25,218,823.

(j) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that the Group considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planed changes in the use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. The Group makes subjective judgments in determining the independent cash flows that can be related to a specific asset group based on the asset usage model and manufacturing capabilities. The Group measures the recoverability of assets that will continue to be used in the operations by comparing the carrying value of the asset group to the estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value. The Group determines the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporates assumptions that it believes marketplace participants would utilize. The impairment charges for the years ended December 31, 2009, 2010 and 2011 were $nil, $nil and $38,512,376, respectively. The impairment loss incurred in fiscal year 2011 was related to the impairment of long-lived assets for the production of solar modules and wafers, and was triggered primarily by the significant decrease in average selling prices that was experienced in the fourth quarter of 2011.

(k) Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product has occurred, title and risk of loss have transferred to the customers and collectability of the receivable is reasonably assured. The majority of the sales contracts transfer title and risk of loss to customers upon receipt. Sales agreements for polysilicon typically do not contain product warranties except for return and replacement of defective products within a period generally ranging from 3 to 30 days from delivery. Sales agreements for polysilicon typically do not contain post-shipment obligations or other return or credit provisions. The Group may extend credit terms after assessing a number of factors to determine the customers’ credit worthiness.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

The Group sold approximately $4,968,702, $24,764,173 and $36,916,531 in photovoltaic wafers, cells and modules in 2009, 2010 and 2011, respectively. Revenues were recognized upon delivery of the goods when risk was transferred.

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

(m) Shipping and handling

Costs to ship products to customers are recorded as selling expenses in the consolidated statements of operations. Costs to ship products to customers were $494,477, $1,030,695 and $1,215,110 respectively for the years ended December 31, 2009, 2010 and 2011.

(n) Research and development expenses

Research and development expenses include materials and utilities consumed in research and development activities, payroll and related costs and depreciation of property and equipment associated with the research and development activities, which are expensed when incurred.

(o) Government subsidies

The Group receives unrestricted cash subsidies from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to land use right fees, value-added tax and income taxes paid, bank loan interest expenses paid or electricity consumed by the Group, however, these subsidies do not represent tax refunds or reimbursements of expenditures. The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received for the years ended December 31, 2009, 2010 and 2011 were $6,592,290, $3,382,819 and $11,484,768 respectively. Government grants related to assets are recorded as long term liabilities and are recognized as an offset to depreciation expense on a straight-line basis over the useful life of the associated asset. The Company received government grants related to assets of $nil, $nil and $25,895,226 during the years ended December 31, 2009, 2010 and 2011, respectively, and recognized $nil, $nil and $42,047 as an offset to depreciation expense for the years ended December 31, 2009, 2010 and 2011, respectively. The Company had deferred government grants related to assets of $nil, $nil and $25,853,179 as of December 31, 2009, 2010 and 2011, respectively.

(p) Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amount in the consolidated financial statements, net operating loss carry-forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

(q) Share-based compensation

The Group recognizes share-based compensation in the statement of operations based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The Group has made an estimate of expected forfeiture and is recognizing compensation costs only for those equity awards expected to vest. The share-based compensation expenses have been categorized as either selling, general and administrative expenses, research and development expenses and cost of sales, depending on the job functions of the grantees. For the years ended December 31, 2009, 2010 and 2011, the Group recognized share-based compensation expense of $258,583, $1,614,755 and $2,206,025, respectively, which was classified as follows:

	Year ended December 31,
	2009	2010	2011
Selling, general and administrative expenses	$244,083	$1,513,137	$2,068,115
Research and development expenses	14,500	96,827	75,508
Cost of sales	—	4,791	62,402

Total	$258,583	$1,614,755	$2,206,025

(r) Product warranties

Historically the Group has provided a limited warranty to the original purchases of its solar modules for two or five years, in relation to defects in materials and workmanship, and 25 years in relation to minimum power output. Since June 2011, the Group extended the warranty period in relation to defects in materials and workmanship from five to twelve years. The Group accrues warranty costs when recognizing revenue and recognizes such costs as a component of cost of sales. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel. Due to its limited solar module manufacturing history, the Group has not experienced any warranty claims. Based on its best estimates of both future costs and the probability of incurring warranty claims, the Group currently accrues for product warranties at 1% of solar module sales. The Group derives its estimates from a number of factors, including (1) an assessment of competitors’ accrual and claim history and (2) results from academic research, including industry—standard accelerated testing, and other assumptions that the Group believes to be reasonable under the circumstances. The Group acknowledges that such estimates are subjective and will continue to analyze the performance of its products compared to its competitors and academic research results to determine whether the accrual is adequate.

(s) Earnings per share

Basic earnings per ordinary share are computed by dividing the net income attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Upon the consummation of the Company’s initial public offering on October 6, 2010, each Series A convertible redeemable preferred shares was automatically converted into ordinary shares. The two-class method of computing earnings per share ceased to apply on the conversion date.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Diluted earnings per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the Series A convertible redeemable preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). For the years ended December 31, 2009, 2010 and 2011, the ordinary shares issuable upon the exercise of outstanding share options of nil, 92,456 and nil shares are included in the calculation of dilutive earnings per share.

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

The financial records of the Company’s PRC subsidiaries and VIE are maintained in Chinese Renminbi (“RMB”), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated at average rate of exchange prevailing during the periods presented. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of changes in equity and comprehensive income.

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to $158,898,226 and $84,853,361 as of December 31, 2010 and 2011, respectively.

(u) Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by shareholders and distributions to shareholders and is comprised of net income and foreign currency translation adjustments.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

(v) Fair value of financial instruments

The Company estimates fair value of financial assets and liabilities as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). The fair value measurement guidance establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, advances to suppliers, other current assets, amount due from related parties, accounts payable, advances from customers, other current liabilities, payables for purchase of property, plant and equipment, amounts due to related parties and short-term and long-term borrowings. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

The fair value of the Company’s non-current portion of payables for purchase of property, plant and equipment and long-term bank borrowings as of December 31, 2011 is estimated by discounted future cash flow technique using an interest rate corresponding to debt with similar maturities and risks on the measurement date.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

(w) Start-up costs

The Group expenses all costs incurred in connection with start-up activities, including preproduction costs and organization costs.

(x) Variable Interest Entity

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

(y) Noncontrolling interest

The noncontrolling interest represents Daqo Group’s equity interest in the VIE. The Group classified the ownership interest in the consolidated entity held by a party other than the Company to noncontrolling interest in the consolidated financial statements. It also reported the consolidated net income at amounts that include the amounts attributable to both the parent and the noncontrolling interest on the face of the consolidated statements of operations and comprehensive income.

(z) Recent accounting pronouncements

In May 2011, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The ASU is the result of joint efforts by the FASB and International Accounting Standard Board (“IASB”) to develop a single, converged fair value framework—that is, converged guidance on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820, Fair Value Measurement’s, existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and International Financial Reporting Standards (“IFRSs”). However, some could change how the fair value measurement guidance in Accounting Standards Codification (“ASC”) 820 is applied. The ASU is effective for interim and annual periods beginning after December 15, 2011, for public entities. The Group does not believe that the adoption of this ASU will have a material effect on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income. The ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, Comprehensive Income, and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This ASU defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for public entities. The Group does not believe that adoption of these ASUs will have a material effect on its consolidated financial statements.

On December 16, 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which contains new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under US GAAP more comparable to those prepared under IFRSs. To facilitate comparison between financial statements prepared under US GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein; retrospective application is required. The Group does not believe that the adoption of this ASU will have a material effect on its consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

3. PREPAID EXPENSE AND OTHER CURRENT ASSETS

Prepaid expense and other current assets consist of the following:

	December 31,
	2010	2011
Spare parts	$2,564,394	$3,166,462
Prepaid Value added tax (“VAT”)	—	5,399,839
VAT Refundable	1,843,131	1,002,186
Prepaid insurance fee	471,021	1,121,769
Others	116,629	461,886

Total	$4,995,175	$11,152,142

4. INVENTORIES

Inventories consist of the following:

	December 31,
	2010	2011
Raw materials	$2,256,367	$2,405,734
Work-in-process	4,924,174	4,598,613
Finished goods	4,059,221	17,171,762

Inventories	$11,239,762	$24,176,109

Inventory write-down was $nil, $nil and $14,252,701 for the years ended December 31, 2009, 2010 and 2011, respectively.

5. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2010	2011
Cost
Buildings and plant	$206,078,751	$222,690,125
Machinery and equipment	217,964,792	261,834,469
Furniture, fixtures and equipment	2,973,366	4,119,045
Motor vehicles	364,241	591,714
Less: Accumulated depreciation	(57,319,503)	(96,375,060)

Property, plant and equipment, net	$370,061,647	$392,860,293
Construction in process	29,496,406	243,614,398

Total	$399,558,053	$636,474,691

Depreciation expense was $16,088,049, $30,751,063 and $35,479,645 for the years ended December 31, 2009, 2010 and 2011, respectively.

Construction in process primarily represents the construction of Phase 2 Polysilicon Project in Shihezi, Xinjiang.

Due to the challenging solar market conditions, the Company recognized an impairment of long-lived assets of $38,512,376 for its wafer and solar module business in 2011. The impairment of long-lived assets of wafer and module was to reflect the less than expected profit-generating ability of assets for the production of wafer and module due to a sharp decline in the spot market price of wafer and module.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

6. BORROWINGS

The Group’s bank borrowings consisted of the following:

	December 31,
	2010	2011
Short-term bank borrowings	$9,466,375	$52,334,370
Long-term bank borrowings, current portion	59,494,273	59,470,875
Other short-term borrowing	2,639,984	—

Subtotal	71,600,632	111,805,245
Long-term bank borrowings, non-current portion	83,001,176	165,646,211

Total	$154,601,808	$277,451,456

Short-term borrowings

The Group’s short-term bank borrowing consisted of the following:

	December 31,
	2010	2011
Short-term borrowing guaranteed by Daqo Group	$9,466,375	$9,515,340
Short-term borrowing guaranteed by Daqo Group and Mr. Guangfu Xu and Mr. Xiang Xu	—	42,819,030

Total	$9,466,375	$52,334,370

The Company has short-term bank facilities of $nil and $17,444,790 with various banks were available as of December 31, 2010 and 2011, respectively.

The interest rate on the short-term bank borrowing was 5.81% and 6.6% as of December 31, 2010 and 2011. The other short term borrowing was borrowed from an independent third party, was interest free and repaid in September 2011.

Long-term borrowings

The major bank borrows are as follows:

On October 8, 2008, Daqo New Material entered into a seven-year long term bank borrowing agreement with China Construction Bank. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount $63.4 million (RMB400 million), bearing standard five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Daqo Group. As of December 31, 2011, Daqo New Material had drawn down $63.4 million (RMB400 million), repaid $28.5 million (RMB180 million) and had no facility available for future draw down. There are no financial covenants associated with the facility.

On January 21, 2009, Chongqing Daqo entered into a six-year long term facility agreement with China Construction Bank. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount $63.4 million (RMB400 million), bearing standard five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Daqo Group. As of December 31, 2011, Chongqing Daqo had drawn down $63.4 million (RMB400 million), repaid $28.9 million (RMB182 million) and had no facility available for future draw down. There are no financial covenants associated with the facility.

On September 28, 2011, Chongqing Daqo entered into a four-year credit facility agreement with Huaxia Bank with maximum amount of $63.4 million (RMB400 million). Chongqing Daqo drew down $60.2 million (RMB380 million), including: $20.6 million (RMB130 million) with fixed interest rate of 6.65%, which is designated for working capital and $39.6 million (RMB250 million) with fixed interest rate of 6.9% which is restricted to the purchase of fixed assets. Chongqing Daqo repaid $0.6 million in 2011 and had $3.2 million (RMB20 million) facility available for future draw down as of December 31, 2011. This credit facility is guaranteed by Daqo Group and also collateralized by Chongqing Daqo’s one land use right, which have a book value of $2.1 million (RMB13 million). The facility contains a covenant which requires the Company maintain a certain debt to asset ratio and Chongqing Daqo was in compliance with the covenant as of December 31, 2011.

On September 30, 2011, Xinjiang Daqo entered into a six-year bank borrowing agreement with Bank of China. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount of $155.4 million (RMB980 million) and bears interest at standard five-year long term interest rate issued by People’s Bank of China plus 5%. The borrowing contains a debt to asset ratio financial covenant. The borrowing is guaranteed by Daqo Group, Daqo New Material, two affiliated companies under Daqo Group and Mr. Guangfu Xu. As of December 31, 2011, Xinjiang Daqo had drawn down $39.6 million (RMB250 million) and had $115.8 million (RMB730 million) facility available for future draw down. The loan was in compliance with the covenants as of December 31, 2011.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

On October 26, 2011, Chongqing Daqo entered into a four-year credit facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount $38.9 million (RMB 245.5 million) and bears interest at three to five-year long term interest rate issued by People’s Bank of China plus 10%. The borrowing is guaranteed by Daqo Group, Mr Guangfu Xu and Mr Xiang Xu. As of December 31, 2011, Chongqing Daqo had drawn down $38.9 million (RMB 245.5 million). There are no financial covenants associated with the facility.

The weighted average interest rate as of December 31, 2010 and 2011 for the Group’s long-term bank borrowings was 5.86% and 6.93%, respectively.

The principal maturities of these long-term bank borrowings as of December 31, 2011 are as follows:

December 31,	Amount
2012	$59,470,875
2013	70,730,694
2014	63,990,662
2015	30,924,855

Total	$225,117,086

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2010	2011
VAT payable	$8,490,785	$—
Accrued payroll and welfare	2,851,847	3,822,426
Accrued professional fees	916,531	928,957
Guarantee Deposit	3,665,827	131,473
Other tax payable	1,271,420	1,196,931
Interest payable	256,070	530,502
Government subsidy	792,945	757,310
Others	1,182,844	1,796,923

Total	$19,428,269	$9,164,522

8. ADVANCES FROM CUSTOMERS

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group’s revenue recognition policy.

Advances from customers consist of the following and is analyzed as long and short portion respectively:

	December 31,
	2010	2011
Customer B	$—	$7,364,873
Customer G	17,345,263	16,119,606
Customer D	2,908,070	7,026,172
Customer A	4,228,955	2,211,201
Customer H	12,768,806	2,156,858
Others	8,353,412	3,689,634

Total	$45,604,506	$38,568,344

Less: Current portion of Advance from customers	$45,604,506	$26,060,543

Long term advance from customers	$—	$12,507,801

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

9. FAIR VALUE MEASUREMENTS

The following table presents the financial instruments for which fair value does not approximate carrying value as of December 31, 2010 and 2011:

	As of December 31, 2010		As of December 31, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term bank borrowing	$83,001,176	$83,001,176	$165,646,211	$151,251,136
Payables for purchase of property, plant and equipment	—	—	4,157,836	3,701,431

Nonrecurring Fair Value Measurements

The following table displays assets and liabilities that were measured at fair value on a non-recurring basis after initial recognition; the Company did not have any assets or liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2009 and 2010.

	Year ended December 31, 2011
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Long-lived assets held and used	$60,078,085	$—	$—	$60,078,085	$38,512,376

In 2011, long-lived assets held and used with a carrying amount of $99.6million were written down to their fair value of $60.1million, resulting in an impairment charge of $38.5million. The fair value is estimated using a discounted cash flow model under the income approach. The discounted cash flow method involves forecasting the future cash flows and then discounting them back to a present value at an appropriate discount rate. The discount rate is estimated based on a weighted average cost of capital method, which measures a Company’s cost of debt and equity financing weighted by the percentage of debt and equity in a Company’s target capital structure as determined through reference to the identified guideline companies. The cost of equity was derived from the CAPM and the cost of debt was benchmarked to the People’s Bank of China’s long term borrowing rate in China.

10. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During three years ended December 31, 2009, 2010 and 2011, the Group recognized $920,924, $1,117,187 and $2,189,273 respectively.

(b) Statutory Reserves

Foreign invested enterprises in PRC are required under PRC laws to provide for certain statutory reserves, such as a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These entities are required to allocate at least 10% of their after tax profits as reported in their PRC statutory financial statements to the general reserve and have the right to discontinue allocations to the general reserve if the balance of such reserve have reached 50% of their registered capital. These statutory reserves are not available for distribution to the owners (except in liquidation) and may not be transferred in the form of loans, advances or cash dividends. As of December 31, 2010 and 2011, $13,332,406, $16,803,191 was respectively appropriated from the retained earnings of Chongqing Daqo. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer the registered capital and statutory reserves to the Company in the form of dividends, loans or advances and the restricted portion amounted to $$102,932,406 and $140,003,191 as of December 31, 2010 and 2011, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

11. INCOME TAXES

Cayman Islands Tax

The Company is incorporated in the Cayman Islands and is not subject to tax in this jurisdiction.

PRC Tax

The Company’s subsidiaries are registered in the PRC as foreign invested enterprises. Under the Laws of the People’s Republic of China on Enterprise Income Tax (the “EIT Law”) which are effective January 1, 2008, the statutory enterprise income tax rate is 25%.

Chongqing Daqo is a foreign invested enterprise located in Chongqing. In accordance with a PRC tax regulation which encourages investment in China’s southwest region, Chongqing Daqo is entitled to a preferential tax rate of 15% from its establishment through 2010. On December 9, 2009, Chongqing Daqo obtained a High and New Technology Enterprise (“HTNE”) certificate for a valid period of 3 years till 2011. In 2011, Chongqing Daqo was entitled to a preferential tax rate of 15% for the year ended December 31, 2011 because of its HTNE status.

Daqo New Material is a domestic enterprise registered in Chongqing and is subject to an income tax rate of 25% for each of the three years ended December 31, 2011.

Nanjing Daqo is a foreign-invested enterprise established on December 20, 2007 located in Nanjing. The company started to carry out its operation from July, 2010, but was still in a loss position as of December 31, 2011. It is subject to an income tax rate of 25% for each of the three years ended December 31, 2011.

Xinjiang Daqo is a foreign-invested enterprise established on February, 2011 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. The fixed assets of this entity are still under construction and the entity will be subject to an income tax rate of 25% for the year ended December 31, 2011.

United States

Daqo America is subject to United States income tax at a combined federal and state tax rate of 40% in 2009, 2010 and 2011.

Canada

Daqo Canada is subject to Canada corporate income tax at a federal general tax rate of 15% and a provincial tax rate of 5.06% in 2011.

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. The Company certified that the undistributed earnings of the Group’s PRC subsidiaries of $151.2 million as of December 31, 2011 will be permanently reinvested, therefore, no provision for PRC dividend withholding tax has been provided thereon.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2010 and 2011. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2011, the Group’s PRC subsidiaries are subject to examination of the PRC tax authorities. The Group classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in the years ended December 31, 2009, 2010 and 2011.

Income tax expenses comprise:

	Year ended December 31,
	2009	2010	2011
Current Tax	$818,388	$13,056,624	$20,647,400
Deferred Tax Benefit	(578,110)	(219,489)	(19,933,128)

Total	$240,278	$12,837,135	$714,272

The principal components of deferred income tax assets and liabilities are as follows:

	December 31,
	2010	2011
Net operating loss carried forward	$1,020,560	$909,501
Depreciation of property, plant and equipment	599,939	938,768
Accrued warranty cost	34,960	111,111
Inventory write-down	—	3,651,428
Bad debt provision	—	308,183
Government grants related to assets	—	6,463,295
Long-lived asset impairment	—	9,866,564
Others	32,701	—

Total	$1,688,160	$22,248,850

Deferred tax assets are analyzed as:
Current	$770,126	$4,348,146
Non-current	918,034	17,900,704

Deferred tax liabilities are analyzed as:
Current	$—	$—
Non-current	—	—

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

The Group uses the asset and liability method to record related deferred tax assets and liabilities. In assessing the reliability of deferred tax assets, the Group considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is more likely than not that the Group will realize the benefits of these deductible differences as at December 31, 2010 and 2011. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. Nanjing Daqo had net operating losses carried forward of approximately $909,501, which will expire if not used between 2014 and 2016.

The effective income tax rate of the Group is different from the expected PRC statutory rate as a result of the following items:

	Year ended December 31,
	2009	2010	2011
PRC Enterprise Income Tax	25%	25%	25%
Preferential income tax rate of a subsidiary	(10)%	(11)%	(12)%
Effect of different reversal rate	—	—	(14)%
Additional tax deductions	(14)%	(1)%	—
Non-deductible expenses	—	3%	1%
Different tax rate in other jurisdictions	—	—	2%

Effective tax rate	1%	16%	2%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31,
	2009	2010	2011
	$	$	$
The aggregate dollar effect (in thousands)	3,076	8,689	4,388
Per share effect-basic	0.03	0.06	0.02
Per share effect-diluted	0.03	0.06	0.02

12. SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

The reconciliation of the Series A Convertible Redeemable Preferred Shares is as follows:

	$55,602,740	$55,602,740	$55,602,740
	Year ended December 31,
	2009	2010	2011
Mezzanine equity—Series A convertible redeemable preferred shares beginning balance	$—	$55,602,740	$—
Issuance of Series A convertible redeemable preferred shares	54,900,000	—	—
Deemed dividend on Series A convertible redeemable preferred shares	702,740	3,300,000	—
Conversion into ordinary shares	—	(58,902,740)	—

Mezzanine equity—Series A convertible redeemable preferred shares ending balance	$55,602,740	$—	$—

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

13. SHARE BASED COMPENSATION

On August 5, 2009, the Company adopted the 2009 Share Incentive Plan (the “Option Plan”) to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the Company’s business. As of December 31, 2009, share options to purchase of no more than 15,000,000 ordinary shares are authorized under the Option Plan.

During the years ended December 31, 2009, 2010 and 2011, the Company granted 5,350,000, 2,310,000, and nil share options respectively to its officers, directors and employees, respectively.

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

On October 6, 2010, the Company granted options to acquire 120,000 ordinary shares to independent directors pursuant to the Option Plan. Thirty percent (30%) of the ordinary shares subject to the Option Plan will vest one year following the grant date, thirty percent (30%) of the option will be vest on the second year of the vesting commencement date, and the remaining forty percent (40%) of the ordinary shares subject to the option will vest in the third anniversary of the vesting commencement date. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price is $1.90.

On December 3, 2010, the Company granted options to acquire 2,190,000 ordinary shares to certain officers, directors and employees pursuant to the Option Plan. The ordinary shares subject to the Option Plan will vest in four equal annual installments, with the first installment vesting one year after grant date. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price is $2.35. And 7,340,000 shares are available for future granting as of December 31, 2010.

The Company adopted Binomial option pricing model to evaluate the fair value of the stock option with reference to the closing price of the Company as of the respective grant dates.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

The following assumptions were used in the Binomial option pricing model:

	Year Ended December 31, 2010
Options granted	Average risk-free rate of return	Exercise multiple	Volatility rate	Dividend yield	Post- vesting forfeiture rate
October 6, 2010	3.5%	3 times	50.0%	0%	3%
December 3, 2010	3.5%	2.2~3 times	50.0%	0%	3~9%

The risk-free rate of return is based on the yield curve of China USD sovereign bond commensurate with the same maturity at the respective grant dates. The exercise multiple is estimated by reference to the proprietary research and empirical studies. The 50.0% expected volatility is based on the average of historical daily annualized share price volatility of 6 comparable companies over a normalized period that commensurate with the option life of 10 years excluding the volatile share price caused by financial crisis during September 1, 2008 to March 31, 2009. The post-vesting forfeiture rate is based on the historical data and management’s best estimation.

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2011 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Options outstanding on January 1, 2011	7,645,000	$1.66
Forfeited	(840,000)	$2.00

Options outstanding on December 31, 2011	6,805,000	$1.62	8.1	$—

Options vested or expected to vest on December 31, 2011	6,752,350	$1.62	8.1	$—

Options exercisable on December 31, 2011	3,321,417	$1.51	8.0	$—

The share-based compensation charge related to the share options of approximately $258,583, $1,614,755 and $2,206,025 was recognized by the Company for the years ended December 31, 2009, 2010 and 2011, respectively.

The weighted average grant date fair value of options granted during the year ended December 31, 2009 and 2010 was $1.16 and $1.29, respectively.

As of December 31, 2011, there was $4,932,460 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 2.12 years.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

14. RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationships between the Group and related party are as follows:

Name of the related party	Relationship
Daqo Group	An affiliated company representing the parent company of Daqo New Material holding 100% equity ownership of Daqo New Material. Daqo Group and the Company are controlled by same group of shareholders.
Zhengjiang Daqo Solar Co. Ltd(“Zhenjiang Daqo) *	An affiliated company which is 100% held by Daqo Group
Daqo Solar Co. Ltd (“Daqo Solar”) **	An affiliated company which is 100% held by Daqo Group

*	Zhenjiang Daqo is primarily engaged in solar cell manufacturing.
**	Daqo Solar is currently dormant, but was initially established to engage in wafer production, and succeeded by the Company.

(2)	Related party balances:

The balance with Daqo Group and its subsidiaries was as follows:

The balances due from related parties include prepayments to Zhenjiang Daqo for purchase of cells and receivable from Zhenjiang Daqo for sale of wafer. The balances due from Daqo Group represent loans for short-term financing. Such balances are unsecured, interest-free, and are payable on demand. The balances are as follows:

	December 31,
	2010	2011
Amount due from related party
Daqo Solar	$886,055	$—
Daqo Group	—	2,294,988
Zhenjiang Daqo	—	7,462,697
Other subsidiaries of Daqo Group	17,561	129,625

Total	$903,616	$9,887,310

Subsequent to December 31, 2011, Daqo Group has repaid all the amounts due to Chongqing Daqo, and Zhengjiang Daqo has repaid $679,191 to Chongqing Daqo.

Amount due to related parties include payables for equipment and material procurement from Daqo Group and other subsidiaries under Daqo group and interest expense payable to Daqo Solar. The balances are as follows:

	December 31,
	2010	2011
Amount due to related party
Daqo Group	$44,414	$—
Daqo Solar	20,084	1,552,126
Others	332,743	1,607,230

Total	$397,241	$3,159,356

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(3)	The transactions with Daqo Group and its subsidiaries were as follows:

	Transaction	Year Ended December 31,
Name of Related parties	Nature	2009	2010	2011
Daqo Group	Sales	$—	$—	$1,971
	Purchase-Fixed asset	—	—	15,787,658
	Financing-cash in	—	—	3,095,120
	Financing-cash out	—	—	3,095,120
	Capital conversion	79,884,026	—	—
Zhenjiang Daqo	Sales of wafers	—	—	6,958,317
	Purchase of cells	—	—	3,314,115
	Processing fee	—	—	1,209,769
Daqo Solar	Purchase-Fixed asset	—	12,942,750	20,562,272
	Financing-cash in	—	—	72,199,600
	Financing-cash out	—	—	72,199,600
	Interest charged	—	—	1,552,126
	Short-term interest free loan extended to Daqo Solar	—	—	9,898,458
Others subsidiaries under Daqo Group	Sales	—	—	427,302
	Purchase-Fixed asset	—	989,235	2,027,001
	Purchase-Raw material			300,574
	Rental expense	—	32,136	612,856
	Service expense	—	—	71,426

Total	Sales	$—	$—	$7,387,590

	Purchase-Fixed asset	$—	$13,931,985	$38,376,931

	Purchase-Raw material	$—	$—	$3,614,689

	Processing fee	$—	$—	$1,209,769

	Rental expense	$—	$32,136	$612,856

	Service expense	$—	$—	$71,426

	Interest expense	$—	$—	$1,552,126

	Cash received	$—	$—	$75,294,720

	Cash paid	$—	$—	$85,193,178

	Capital conversion	$79,884,026	$—	$—

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Related party transactions with Daqo Group

In September, 2009, the Daqo Group converted $79,884,026 due from Daqo New Material, into equity. This amount was recorded by the Company as a noncontrolling interest.

In 2011, the Group purchased auxiliary electricity transmission and system equipment totaling $15.8 million from Daqo Group. Daqo Group and its subsidiaries are mainly engaged in High-Low-voltage Electrical System, Components, Environmental Protection, and High-speed Railway Equipment.

In 2011, the Company received an interest fee loan of $3,095,120 from Daqo Group, which was fully repaid during the year.

Related party transactions with Zhenjiang Daqo

In 2011, the Company sold $6,958,317 wafers, and purchased cells of $3,314,115, and paid processing fees of $1,209,769 to Zhenjiang Daqo for tolling arrangements of cells.

Related party transactions with Daqo Solar

In July 2010, the Company entered into an equipment purchase contract with Daqo Group to assign Daqo Solar to import $32.8 million of equipment on behalf of the Company. During the years ended December 31, 2010 and 2011, equipment of $12.9 million and $20.6 million has been received by the Group, respectively. As of December 31, 2011, the contract has been fully executed.

In 2011, the Company received loans of $72,199,600 from Daqo Solar, which were fully repaid during the year and accrued interest of $1,552,126. As of December 31, 2011, the Company provided an interest free loan of $9,898,458 to Daqo Solar.

Related party transactions with other subsidiaries of Daqo Group

In 2010, the Group purchased auxiliary electricity transmission and system equipment of $1.0 million from other Daqo Group subsidiaries. In 2011, the Group purchased auxiliary electricity transmission and system equipment of $2.0 million from Daqo Group subsidiaries. The Group also sold modules of $427,302 to, purchased raw materials of $300,574 from and paid service fees of $71,426 to other subsidiaries of Daqo Group.

Year-end balance netting-off

On December 31, 2011, the Company, Daqo Group and Daqo Solar signed a balance netting agreement, pursuant to which a legal right of offset was established. Under this agreement, the amount due to Daqo Group and the amount due from Daqo Solar of $11,729,514 have been netted in the Company’s balance sheet as of December 31, 2011, resulting in an amount due from Daqo Group of $2,294,988 and an amount due to Daqo Solar of $1,552,126 .

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

15. EARNINGS PER SHARE

The calculation of earnings per share is as follows:

	Year ended December 31,
	2009	2010	2011
Net income attributable to Daqo New Energy Corp.	$30,132,262	$65,271,257	$33,323,952
Numerator used in basic and diluted earnings per share:
Net income attributable to Daqo New Energy Corp. ordinary shareholders—basic	$28,931,091	$54,691,886	$33,323,952

Net income attributable to preferred shareholders for participating rights to dividends—basic	$1,201,171	$10,579,371	$—

Net income attributable to Daqo New Energy Corp. ordinary shareholders—diluted	$30,132,262	$65,271,257	$33,323,952

Denominator used in basic and diluted earnings per share:
Weighted average number of ordinary shares outstanding used in computing earnings per share—basic	100,000,000	117,839,487	175,714,103

Weighted average ordinary shares as if converted by Series A convertible redeemable preferred shares—basic	4,151,834	22,794,380	—
Share options	—	92,456	—

Weighted average number of ordinary shares outstanding used in computing earnings per share—diluted	104,151,834	140,726,323	175,714,103

NET INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Basic	$0.29	$0.46	$0.19

NET INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Diluted	$0.29	$0.46	$0.19

Outstanding 5,350,000, 2,295,000 and 6,805,000 employee options were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive for the year ended December 31, 2009, 2010 and 2011, respectively.

16. COMMITMENTS

Capital commitments

As of December 31, 2011, commitments outstanding for the purchase of property, plant and equipment approximated $94,467,740.

Lease commitments

The Group has operating lease commitments principally for its plant and office of Nanjing Daqo. The lease expense was $nil, $32,136 and $612,856 for the year ended December 31, 2009, 2010 and 2011, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

Future minimum lease payments are as follows:

Year ending December 31
2012	$487,058
2013	487,058
2014	487,058
2015	487,058
2016 and later	852,351

Total	$2,800,583

17. VARIABLE INTEREST ENTITY

The equity interests in Daqo New Material, the VIE, are funded by Daqo Group. Daqo New Material was structured to acquire land use rights and to erect certain facilities for the future use of the Group.

The lease agreement with the VIE is structured such that Chongqing Daqo protect Daqo Group from potential losses from Daqo New Material. As a result of this agreement, Chongqing Daqo is the primary beneficiary of Daqo New Material. Lease income and expenses and associated receivables and payables are eliminated upon consolidation as intercompany transactions. Net income of the VIE is reflected as an adjustment to noncontrolling interest. The Company relies on the lease agreements with Daqo New Material for material property, plant and equipment necessary for production. If Daqo New Material fails to perform or terminates the lease agreement for any reason, including, for example, due to its breach of the agreement or the unavailability of any required governmental approvals, or if it refuses to extend or renew the lease agreement when the agreement expires, and the Company cannot find an immediately available alternative source for leasing similar property, plant and equipment, then the Company’s ability to carry on the operations will be impaired. If Daqo New Material fails to perform its obligations, the Company may need to initiate legal procedures to enforce the agreement.

The VIE is principally engaged in leasing all its assets for use in the Group’s operations. Total assets, liabilities, net revenues, operating costs and expenses and net income of the VIE are as follows:

	Year ended December 31,
	2010	2011
Cash	$23,149,850	$1,006,246
Property, plant and equipment	$171,998,285	$170,199,299
Prepaid land use rights	$6,544,471	$6,703,454
Total Assets	$203,931,862	$193,774,946
Payable for property, plant and equipment	$1,739,404	$—
Long-term borrowings, including current portion	$68,157,900	$52,334,370
Total Liabilities	$71,004,182	$52,926,950

	Year ended December 31,
	2009	2010	2011
Revenues	$11,623,287	$16,637,925	$16,852,928
Operating costs and expenses	$12,522,251	$16,043,237	$15,262,768
Net income (loss)	$(898,964)	$594,688	$1,590,160

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

18. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Following the further expansion of module business and entering into the wafer business in 2011, the Group operated and viewed its performance in three segments, the following tables summarized the Company’s revenue and cost generated from different revenue streams. The prior year segment information has been restated to be consistent with the current year reportable segments. Substantially all of its revenues are derived in the PRC. The Group’s long-lived assets and operations are substantially all located in the PRC.

The following table summarized the Group’s revenue by segment:

Year ended December 31, 2009	Polysilicon	Module	Wafer	Elimination	Total
Revenue - External	$111,193,477	$—	$—	$—	$111,193,477
Cost	69,251,610	—	—	—	69,251,610

Gross profit	$41,941,867	$—	$—	$—	$41,941,867

Year ended December 31, 2010	Polysilicon	Module	Wafer	Elimination	Total
Revenue - External	$217,921,352	$13,983,833	$10,780,339	$—	$242,685,524
Revenue - Intersegment	—	—	24,113,136	(24,113,136)	—

Total revenue	217,921,352	13,983,833	34,893,475	(24,113,136)	242,685,524
Cost	113,910,595	14,330,881	27,546,044	(19,303,593)	136,483,927

Gross profit (loss)	$104,010,757	$(347,048)	$7,347,431	$(4,809,543)	$106,201,597

Year ended December 31, 2011	Polysilicon	Module	Wafer	Elimination	Total
Revenue - External	$218,915,487	$29,082,384	$7,834,147	$	$255,832,018
Revenue - Intersegment	3,629,075	—	3,487,443	(7,116,518)	—

Total revenue	222,544,562	29,082,384	11,321,590	(7,116,518)	255,832,018
Total Cost	127,894,535	31,099,348	17,548,029	(6,818,938)	169,722,974

Gross profit (loss)	$94,650,027	$(2,016,964)	$(6,226,439)	$(297,580)	$86,109,044

The following customers accounted for 10% or more of revenues:

	Year ended December 31,
	2009			2010			2011
Customer A		$31,431,284			$33,763,866			$28,219,079
Customer I		$14,754,184			$—			$—
Customer K		$13,413,152			$—		$		*
Customer D	$		*		$30,273,322			$27,214,590
Customer F	$		*	$		*		$33,140,475
Customer C		$—		$		*		$28,570,338

*	Represents less than 10%

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

19. SUBSEQUENT EVENTS

(a)	On January 9, 2012, the Company modified the exercise price for a total number of 6,520,000 options granted in 2009 and 2010 to $0.42, in order to provide appropriate incentives to the relevant employees and executive officers of the Company. The fair value of the options under revised terms for two batches granted on October 31, 2009 and October 6, 2010, is $0.22 and $0.23, respectively. The Company is assessing the financial impact of the modification of the exercise price.

(b)	On January 9, 2012, the Company granted options to acquire 300,000 ordinary shares to independent directors pursuant to the Option Plan. Thirty percent (30%) of the ordinary shares subject to the Option Plan will vest one year following the grant date, thirty percent (30%) of the options will vest on the second year of the vesting commencement date, and the remaining forty percent (40%) of the ordinary shares subject to the options will vest in the third anniversary of the vesting commencement date. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price is $0.42.

At the same time, the Company granted options to acquire 890,000 ordinary shares to certain officers and employees pursuant to the Option Plan. Twenty-five percent (25%) of the ordinary shares subject to the Option Plan will vest one year following the grant date, and the remaining seventy-five percent (75%) of the ordinary shares subject to the option will vest in thirty-six equal installments over the next three years. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price is $0.42.

(c)	On March 8, 2012, Chongqing Daqo renewed a one-year short-term loan with China Everbright Bank. The borrowing is restricted to the purchase of fixed assets, land use right, payment for electricity fees and rental expenses of the manufacturing plant. The borrowing amount is $15.9 million (RMB 100 million) and the interest rate is fixed at 7.216%. The borrowing is guaranteed by Daqo Group, Mr Guangfu Xu and Mr Xiang Xu.

(d)	On April 20, 2012, Chongqing Daqo renewed a one-year short-term loan with China Construction Bank. The borrowing is for general working capital purposes. The borrowing amount is $15.9 million (RMB 100 million) and the interest rate is fixed at 6.56%. The borrowing is guaranteed by Daqo Group, Mr Guangfu Xu and Mr Xiang Xu.

(e)	On April 20, 2012, Chongqing Daqo signed a one-year short-term loan with China Everbright Bank, which is for working capital purposes. The borrowing amount is $6.3 million (RMB 40 million) and interest rate is fixed at 7.216%. The loan is guaranteed by Daqo Group, Mr Guangfu Xu and Mr Xiang Xu.

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEET

DECEMBER 31, 2010 AND 2011

(In U.S. dollars, except share data)

	December 31,
	2010	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$42,377,021	$3,291,387
Prepaid expenses and other current assets	420,499	562,500

Total current assets	42,797,520	3,853,887
Investments in subsidiaries, net	221,647,552	307,534,867

TOTAL ASSETS	$264,445,072	$311,388,754

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$916,531	$—
Amount due to related party	—	210,523

Total current liabilities	916,531	210,523
Amount due to related party	47,542	—

TOTAL LIABILITIES	964,073	210,523

EQUITY
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized as of December 31, 2010 and 2011; 175,714,103 shares issued and outstanding as of December 31, 2010 and 2011)	17,571	17,571
Additional paid in capital	140,305,556	142,511,581
Retained earnings	116,881,004	150,204,956
Accumulated other comprehensive income	6,276,868	18,444,123

Total shareholders’ equity	263,480,999	311,178,231

TOTAL LIABILITIES AND EQUITY	$264,445,072	$311,388,754

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

	Year ended December 31,
	2009	2010	2011
OPERATING EXPENSES
General and administrative	$(414,210)	$(3,791,827)	$(2,355,174)
Research and development	(14,500)	(96,827)	(75,508)

Total operating expenses	(428,710)	(3,888,654)	(2,430,682)

LOSS FROM OPERATION	(428,710)	(3,888,654)	(2,430,682)
Interest expenses	(70,715)	—	—
Interest income	—	—	24,852

NET LOSS BEFORE SHARE OF RESULTS OF SUBSIDIARIES	(499,425)	(3,888,654)	(2,405,830)
Equity in earnings of subsidiaries	31,334,427	72,459,911	35,729,782

NET INCOME	$30,835,002	$68,571,257	$33,323,952
Deemed dividend on Series A convertible redeemable preferred shares	(702,740)	(3,300,000)	—

Net income attributable to Daqo New Energy Corporation ordinary shareholders	$30,132,262	$65,271,257	$33,323,952

Other comprehensive income:
Foreign currency translation adjustments	53,151	5,659,570	12,167,255

Total other comprehensive income	53,151	5,659,570	12,167,255

Comprehensive income	$30,888,153	$74,230,827	$45,491,207

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CHANGES IN EQUITY

FOR YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share data)

	Ordinary shares		Subscription receivable	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Total	Comprehensive income
	Number	$
Balance at January 1, 2009	100,000,000	$10,000	$(10,000)	$—	$21,477,485	$564,147	$22,041,632
Net income	—	—	—	—	30,835,002	—	30,835,002	$30,835,002
Foreign currency translation adjustments	—	—	—	—	—	53,151	53,151	53,151
Share-based compensation	—	—	—	258,583	—	—	258,583
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	(702,740)	—	(702,740)
Capital contribution from ordinary shareholders	—	—	10,000	—	—	—	10,000

Balance at December 31, 2009	100,000,000	10,000	—	258,583	51,609,747	617,298	52,495,628	30,888,153

Net income	—	—	—	—	68,571,257	—	68,571,257	68,571,257
Foreign currency translation adjustments	—	—	—	—	—	5,659,570	5,659,570	5,659,570
Deemed dividend on Series A convertible	—	—	—	1,614,756	—	—	1,614,756
redeemable preferred shares	—	—	—	—	(3,300,000)	—	(3,300,000)
Conversion of series A convertible redeemable preferred shares into ordinary shares	29,714,103	2,971	—	58,899,769	—	—	58,902,740
Issuance of ordinary shares upon in the initial public offering (net of commission and issuance cost of $7,862,952)	46,000,000	4,600	—	79,532,448	—	—	79,537,048

Balance at December 31, 2010	175,714,103	17,571	—	140,305,556	116,881,004	6,276,868	263,480,999	74,230,827

Net income	—	—	—	—	33,323,952	—	33,323,952	33,323,952
Foreign currency translation adjustments	—	—	—	—	—	12,167,255	12,167,255	12,167,255
Share-based compensation	—	—	—	2,206,025	—	—	2,206,025

Balance at December 31, 2011	175,714,103	$17,571	$—	$142,511,581	$150,204,956	$18,444,123	$311,178,231	$45,491,207

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

	Year ended December 31,
	2009	2010	2011
OPERATING ACTIVITIES
Net income	$30,835,002	$68,571,257	$33,323,952
Share of results of subsidiaries	(31,334,427)	(72,459,911)	(35,729,782)
Share-based compensation	258,583	1,614,756	2,206,025
Adjustments to reconcile net income to net cash used in operating activities:
Prepaid expenses and other current assets	(1,843,779)	1,603,280	(142,001)
Changes in other current liabilities	2,001,279	(1,084,748)	(916,531)

Net cash used in operating activities	(83,342)	(1,755,366)	(1,258,337)

INVESTING ACTIVITIES
Capital contributed to subsidiaries	(49,990,000)	(33,199,062)	(37,990,278)
Receivable from investees	—	—	162,981
Advance paid to investees	(180,000)	—	—

Cash used in investing activities	(50,170,000)	(33,199,062)	(37,827,297)

FINANCING ACTIVITIES
Proceeds from the issuance of Series A convertible redeemable preferred shares	55,000,000	—	—
Issuance expenses paid for the Series A convertible redeemable preferred shares	(100,000)	—	—
Repayment of bank borrowings	(6,000,000)	—	—
Proceeds from other borrowing	6,230,000	—	—
Repayment of other long-term borrowings	—	(7,130,000)	—
Cash proceeds from issuance of ordinary share	—	80,982,000	—
Issuance cost of ordinary shares	—	(1,444,953)	—

Cash provided by financing activities	55,130,000	72,407,047	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,876,658	37,452,619	(39,085,634)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	47,744	4,924,402	42,377,021

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$4,924,402	$42,377,021	$3,291,387

Supplemental schedule of non-cash financing activities:
Conversion of Series A convertible redeemable preferred shares	$—	$58,902,740	$—

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

Notes to Schedule I

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of Daqo New Energy Corp has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company.

4.	As of December 31, 2011, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

*    *    *    *    *    *