Form 20-F
period 2012-12-31
DAQO NEW ENERGY CORP.
filed 2013-04-23
CIK 1477641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Wanzhou, Chongqing F4 404000

The People’s Republic of China

(Address of principal executive offices)

Bing Sun, Chief Financial Officer

Tel: +(86 23) 6486 6666

Fax: +(86 23) 6486 6688

666 Longdu Avenue

Wanzhou, Chongqing F4 404000

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
American depositary shares, each representing 25 ordinary shares*	New York Stock Exchange
Ordinary shares, par value US$0.0001 per share**

*	Effective December 21, 2012, the ratio of ADSs to our ordinary shares was changed from one ADS representing five ordinary shares to one ADS representing 25 ordinary shares.
**	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 172,877,433 ordinary shares, par value US$0.0001 per share, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

Except where the context otherwise requires:

•	“we,” “us,” “our company,” “our” and “Daqo Cayman” refer to Daqo New Energy Corp., its subsidiaries and its consolidated variable interest entity,

•

“ADSs” refers to our American depositary shares, each of which represents 25 ordinary shares. On December 21, 2012, we effected a change of the ADS to ordinary share ratio from one ADS representing five ordinary shares to one ADS representing 25 ordinary shares. The ratio change has the same effect as a 1-for-5 reverse ADS split,

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau,

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share,

•

“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and “Euro” refers to the legal currency of the European Union.

Our financial statements are expressed in U.S. dollar, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.2301 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

The following selected data from the consolidated statement of operations for our company for the three years ended December 31, 2010, 2011 and 2012 and the balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data from the consolidated statement of operations for the two years ended December 31, 2008 and 2009 and our consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are not included in this annual report. We have consolidated financial statements of Daqo New Material Co., Ltd., or Daqo New Material, since July 1, 2008, because under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we are deemed to be Daqo New Material’s primary beneficiary for accounting purposes and Daqo New Material is considered a “variable interest entity” starting from July 1, 2008.

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

The following table also presents the selected data from the consolidated statements of operations for Daqo New Material (our predecessor business) for the period from January 1, 2008 to June 30, 2008 derived from Daqo New Material’s audited financial statements, which are not included in this annual report. Our predecessor business’s financial statements are prepared and presented in accordance with U.S. GAAP.

	Predecessor Business	Daqo Cayman
	Period from January 1, 2008 to June 30,	Year Ended December 31,
	2008	2008	2009	2010	2011	2012
	(in thousands of $, except shares and per ADS data)
Consolidated Statement of Operations Data:
Revenues	$—	$56,368	$111,193	$252.815	$232,170	$86,858
Cost of revenues	—	(19,392)	(69,252)	(144,651)	(144,946)	(124,290)

Gross profit	—	36,976	41,942	108,164	87,224	(37,432)
Operating expenses (1)	(1,902)	(9,769)	(5,210)	(12,530)	(36,472)	(51,086)

(Loss) income from operations	(1,902)	27,207	36,732	95,634	50,752	(88,518)
(Loss) income before income taxes	(1,718)	23,449	30,484	85,744	43,490	(102,992)
Income tax benefit (expense)	428	(1,602)	(240)	(13,257)	(2,718)	(10,253)
Net (loss) income from continuing operations	(1,289)	21,847	30,244	72,487	40,772	(113,245)
Total income (loss) from discontinued operation	—	5	(308)	(3,339)	(5,858)	(2,392)

Net (loss) income	(1,289)	21,852	29,936	69,148	34,914	(115,637)

Net income (loss) attributable to noncontrolling interest	—	327	(899)	576	1,590	(3,708)

Net income (loss) attributable to Daqo New Energy Corp. shareholders	—	$21,525	$30,835	$65,271	$33,324	$(111,929)

Earnings (loss) per ADS (2)
—Continuing operations	—	$5.5	$7.5	$12.00	$5.50	$(15.75)
—Discontinued operations	—	—	—	$(0.50)	$(0.75)	$(0.25)

Basic	—	$5.5	$7.5	$11.50	$4.75	$(16.00)

—Continuing operations	—	$5.5	$7.5	$12.00	$5.50	$(15.75)
—Discontinued operations	—	—	—	$(0.50)	$(0.75)	$(0.25)

Diluted	—	$5.5	$7.5	$11.50	$4.75	$(16.00)

Ordinary shares used in calculating earnings per ordinary share
Basic—ordinary shares		100,000,000	100,000,000	117,839,487	175,714,103	175,067,343

Diluted—diluted shares		100,000,000	104,151,834	140,726,323	175,714,103	175,067,343

Note:

(1)	Includes share-based compensation expenses in the amount of $1.6 million, $2.2 million and $2.2 million for the year ended December 31, 2010, 2011 and 2012, respectively.
(2)	Effective on December 21, 2012, Daqo adjusted the ratio of its American depositary shares (“ADSs”) representing ordinary shares from one (1) ADS for five (5) ordinary shares to one (1) ADSs for twenty-five (25) ordinary shares. All per ADS figures in this report give effect to the forgoing ADS to share ratio change.

	Daqo Cayman
	Year Ended December 31,
	2008	2009	2010	2011	2012
Other Financial and Operating Data:
Polysilicon production volume (in MT) (1)	291	1,523	3,771	4,524	3,349
Polysilicon sales volume (in MT) (2)	237	1,498	3,650	3,947	3,262
Unit cost of polysilicon sold (in $/kg)	81.7	43.9	31.3	29.9	31.9

Note:

(1)	Excluding 617 MT polysilicon produced in Xinjiang facilities during the pilot production period.
(2)	Excluding 323 MT polysilicon sold from Xinjiang facilities during the pilot production period.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	Daqo Cayman As of December 31,
	2008	2009	2010	2011	2012
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,304	$81,414	$203,636	$92,697	$6,679
Restricted cash	20,430	8,810	64	11,600	10,650
Total current assets	33,948	120,917	241,738	179,453	96,511
Property, plant and equipment, net	314,507	399,985	399,558	636,475	677,895
Total assets	$350,105	$523,923	$650,971	$878,477	$816,308
Short-term borrowings, including current portion of long-term borrowings	$10,389	$43,826	$71,601	$111,805	$120,280
Total current liabilities	154,324	142,675	171,010	217,841	260,311
Long-term borrowings	84,299	144,936	83,001	165,646	187,521
Total liabilities	279,052	287,829	254,548	426,450	475,430
Mezzanine equity	—	55,603
Total Daqo New Energy Corp. shareholders’ equity	22,042	52,496	263,481	311,178	202,106
Noncontrolling interest	49,011	127,996	132,942	140,848	138,772
Total equity	71,053	180,492	396,423	452,026	340,878
Total liabilities and equity	$350,105	$523,923	$650,971	$878,477	$816,308

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business

Our ability to return to growth and profitability depend on the demand for photovoltaic products and the development of photovoltaic technologies, among other things.

The solar industry is at a relatively early stage of development, and the extent of acceptance of photovoltaic products is uncertain. The photovoltaic industry does not have data as far back as the semiconductor industry or other more established industries, for which trends can be assessed more reliably from data gathered over a longer period of time. Demand for photovoltaic products may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of photovoltaic technology and demand for photovoltaic products, including:

•	decreases in government subsidies and incentives to support the development of the photovoltaic industry;

•	the international trade conflicts and the consequential imposed tariffs for solar photovoltaic products;

•	relative cost-effectiveness, performance and reliability of photovoltaic products compared to conventional and other renewable energy sources and products;

•	success of other alternative energy sources, such as wind power, hydroelectric power and biofuel;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	the ability of photovoltaic product manufacturers to finance their business operations, expansions and other capital expenditures;

•	capital expenditures by end users of photovoltaic products, which tend to decrease when the economy slows down; and

•	deregulation or other regulatory actions affecting the electric power industry and the broader energy industry.

In the event that demand for solar products does not expand as we expect or photovoltaic technologies do not develop in a manner that increases the demand for polysilicon, ASPs may continue to fall and our future growth and profitability will be materially and adversely affected.

Global supply for polysilicon has exceeded and may continue to exceed demand, which could cause polysilicon prices to continue to decline and materially and adversely affect our profitability.

Our polysilicon sales prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and continue to expand capacities in order to achieve economies of scale. However, the slow and uneven economic recovery from the global financial crisis as well as the significant decrease in global petroleum prices since their peak in mid-2008 have reduced or delayed the general demand for photovoltaic products. If the demand continues to decline or if our customers delay their orders, we may not be able to sell our polysilicon at desirable prices, or at all. In late 2008 and 2009, newly available polysilicon supply and slowed global photovoltaic market growth resulted in an excess supply of polysilicon, which led to a significant decline in polysilicon prices. The global photovoltaic demand recovered substantially from the second half of 2010 through the first half of 2011. Nevertheless, market price for polysilicon experienced another significant decline since the second half of 2011 due to excess supply and decreasing demand. In 2012, the market price for polysilicon continued to decline. As a result of the polysilicon supply and demand fluctuation, we reduced the selling price of our polysilicon and thus experienced continued decrease in revenues derived from polysilicon in 2012. If we experience further decline in demand in the future or we are unable to lower our costs in line with the average selling price decline, our operating margins will continue to be reduced and our financial condition and results of operations may be further materially and adversely affected.

The reduction in or elimination of government subsidies and economic incentives for solar energy applications could cause demand for our products and our revenues to decline.

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power substantially exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, in 2010, Spain announced its plan to cut the subsidized electricity prices paid to new photovoltaic solar power plants by up to 45%, which significantly reduced installations of new solar energy projects in the country. In 2010, Germany introduced an approximately 24% to 26% solar feed-in tariffs reduction for rooftop systems and 20% to 25% reduction for ground-based systems. In early 2012, Germany further reduced its feed-in tariffs by 15% to up to 24.43 Euro cents per kilowatt hour for rooftop systems and up to 18.76 Euro cents per kilowatt hour for ground-based systems. In April 2012, Italian officials revealed the details of its latest renewable energy law. Amongst the proposals expected to become effective with the new law are cuts to Italy’s feed-in tariff, an annual installation cap, and a requirement to put all installations over 5MW through a competitive bidding process. In 2013, the German government still plans to cut the expansion of solar power after Germany added 7,500 megawatts and 7,600 megawatts of capacity in 2011 and 2012, respectively, to bring its total to 32,600 MW, which is nearly as much as the rest of the world combined. The German government wants to see the FIT cut by up to 30 percent in a one-off move, after a series of annual cuts of about 15 percent in recent years. Such actions may result in a significant fall in the demand for photovoltaic products. In addition, government financial support of photovoltaic products has been, and may continue to be, challenged on constitutional grounds and found unlawful in certain countries. The escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012 may continue to exert downward pressure on the amount of government subsidiaries for solar energy applications in these two regions. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the photovoltaic industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced polysilicon manufacturing in 2008. Several of our senior management and key employees have worked together at our company for only a relatively short period of time, and a number of our senior officers were recently promoted to their posts in October 2012. Our future success will depend on our ability to expand our manufacturing capacity significantly beyond its current level and further expand our customer base. To address these risks, we must, among other things, continue to respond to competition and volatile market developments, attract, retain and motivate qualified personnel, implement and successfully execute expansion plans and improve our technologies. We cannot assure you that we will be successful in addressing such risks.

Although we were profitable in 2010 and 2011, we experienced significant decrease in revenue and incurred substantial net loss in 2012. Our limited operating history makes the prediction of future results of operations difficult, and therefore, it is unclear if we could regain positive revenue growth or become profitable again in the future. Our business model, technology and ability to achieve satisfactory manufacturing yields for polysilicon at higher volumes are unproven. Compared to companies with a long and well-established operating history and companies operating in less volatile sectors, our results of operations are more susceptible to the impact of adverse operating environment and supply and demand risks.

Our revenues and results of operations have fluctuated and are likely to fluctuate in the future.

Fluctuations of our revenues and results of operations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others, fluctuation in the global average selling prices of photovoltaic products, fluctuation in the volume of our products shipped, changes in end-user demand for the photovoltaic products manufactured and sold by us or our customers, the gain or loss of significant customers, the availability of governmental subsidies or financial support and changes in our electricity, natural gas, raw material or labor costs. For example, our net loss may worsen in the upcoming quarters if one or more of these factors become unfavorable to our business. Furthermore, wafers traditionally had lower profit margins than polysilicon, and we may need to price aggressively to gain market share or remain competitive in this business, which may further reduce our net margins and cause our financial results to fluctuate from time to time.

Therefore, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in China.

We experienced a significant decrease in our revenues and incurred a substantial net loss in 2012.

As a result of the slump in the global demand for and sales price of polysilicon, we experienced a significant decrease in our revenues for our continuing operations in 2012 and suffered a large net loss for the year. Compared with our revenues from continuing operations in 2011, our revenues from continuing operations in 2012 decreased by 62.6%, and we incurred a net loss of $115.6 million. While the global demand and sales price of polysilicon have been recovering in the first quarter of 2013 from their historical lows in 2012, we cannot predict when we will be able to regain a positive net income. If we cannot obtain positive revenue growth and regain profitability in the near future, our status as a going concern will be jeopardized.

We are facing significant working capital pressure in the current challenging market environment. Our major shareholders have committed to provide financial support to us to meet our working capital requirements and obligations as they come due. If the market continues to deteriorate and we are not able to obtain adequate financial support from our major shareholders or from other sources, we will face the risk of not being able to continue as a going concern.

The current challenging solar photovoltaic market situation results in low prices through the whole value chain, which caused our polysilicon and wafer businesses to experience significant financial losses. As of December 31, 2012, we had a working capital deficit (being our total consolidated current liabilities less our total consolidated current assets) of $163.8 million. If the market continues to be weak, we will continue to face significant pressure on our working capital. In addition, we committed significant capital expenditures on the equipment improvement projects in Wanzhou, Chongqing.

Nevertheless, our major shareholders with sufficient capital and liquidity agreed to provide the necessary financial support to us, as may be required, through Daqo Group Co., Ltd., or Daqo Group, an affiliated company of ours. In addition, we had committed and available bank standby credit facilities of $36.9 million, as of December 31, 2012. In sum, our continuation as a going concern is dependent upon continued financial support from our shareholders and our ability to continue to obtain other sources of financing.

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

We need a significant amount of cash to fund our operations. In particular, we will need substantial additional funding to finance our technology improvement projects and potential expansion for polysilicon, to meet our working capital requirements, and to repay any short-term or long-term bank borrowings when due. We will also need cash resources to fund our research and development activities in order to remain competitive on cost and technology. We also need to contribute registered capital to our Chongqing and Xinjiang facilities in the amount of $26.4 million and $61.6 million respectively.

In the past, we relied in part on long-term bank borrowings and advance payments from customers to finance our working capital requirements. However, we expect that we may not be able to obtain a substantial amount of, or any, advance payments from customers in the future as the photovoltaic markets become increasingly competitive. Recently, payment collection in the solar photovoltaic industry has become increasingly challenging. Any delay or failure in collecting amounts owed from customers will adversely affect the Company’s cash flow situation. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. We expect to incur additional debt in the future. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry;

•	economic, political and other conditions in China and elsewhere; and

•	development and duration of the current global economic slowdown.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and ability to return to profitability may be materially and adversely affected.

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

Although the vast majority of the polysilicon produced in the world utilizes the chemical vapor deposition process, or the “modified Siemens process,” several alternative production processes have been developed that may have significantly lower production costs. Compared with other polysilicon production processes, a disadvantage of the modified Siemens process is the large amount of electricity required. For example, MEMC and REC currently operate or are constructing facilities that use the “fluidized bed reactor” method for producing polysilicon. Tokuyama has developed a polysilicon technology called the “vapor-to-liquid deposition” process. Other polysilicon manufacturers are establishing facilities using upgraded metallurgical grade silicon process to produce solar-grade polysilicon. Moreover, some polysilicon manufacturers who are using “modified Siemens process” have adopted newer technologies such as Hydrochlorination, which could enable them to produce polysilicon in a more cost effective way comparing to the traditional “modified Siemens process. ”

Further developments in competing polysilicon production technologies may result in lower manufacturing costs or higher product performance than those achieved from the modified Siemens process, including the one we employ. We will need to invest significant financial resources in research and development to expand our market position, keep pace with technological advances in polysilicon production and effectively compete in the future. Failure to further refine our technology could make our production process too costly or obsolete, which could reduce our margins and market share, cause our revenues to decline and materially and adversely affect our results of operations.

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

Our future commercial production in Xinjiang, China may not be successful.

We finished construction of our Phase 2 polysilicon facilities in Shihezi, Xinjiang Uyghur Autonomous Region in September 2012 and have successfully reached our targets in terms of capacity and cost structure by the end of March 2013. Although the Xinjiang location provides many strategic advantages, including lower electricity costs, we face a number of uncertainties in relation with our future commercial production in Xinjiang.

There are many risks associated with our future production in Xinjiang, any of which could cause significant disruption to production, including:

•	extremely cold temperatures;

•	lack of workers in Xinjiang experienced with polysilicon manufacturing;

•	difficulties in timely transporting products to our customers, most of whom are located in other areas of China that are a significant distance from Xinjiang; and

•	political or social unrest.

One or more of these factors could harm our Xinjiang operations and consequently, could adversely affect our overall operating results.

We operate in an increasingly competitive market, and we may not be able to compete successfully with competitors who have greater resources than us.

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

We depend on a limited number of customers and sales contracts for a significant portion of our revenues, and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in our revenues.

In 2010, 2011 and 2012, our top three customers in aggregate accounted for approximately 35.1%, 35.2% and 40.9% of our total revenues, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	loss of one or more of our significant customers and failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

If we are unable to manage our growth effectively, our business and financial results may be adversely affected.

We experienced a period of rapid growth and expansion, despite the significant set-back in 2012, that has placed, and continues to place, significant strain on our management and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management efforts and skills and require significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results. Moreover, even if we do expand our polysilicon manufacturing capacity and our wafer business as planned, we may be unable to generate sufficient customer demand for our photovoltaic products to support our increased production levels or successfully integrate our polysilicon and wafer manufacturing businesses to achieve operational efficiency, which could adversely affect our business and results of operations.

Polysilicon production is energy-intensive, and if our energy costs rise or if our electricity and other utility supplies are disrupted, our results of operations will be materially and adversely affected.

The polysilicon production process, particularly the modified Siemens process that we use, is highly dependent on a constant supply of electricity and other utilities, such as steam, natural gas and water, to maintain the optimal conditions for polysilicon production. If electricity or other utility supplies are not maintained at the desired level, we may experience significant delays in the production of polysilicon. In the past, there were shortages in electricity supply in various regions across China, especially during peak seasons, such as in the summer. In addition, the uncommon cold weather in China in the winter of 2010 resulted in a surging natural gas demand, which in turn caused severe gas shortage in many regions, including Chongqing, where one of our polysilicon manufacturing sites is located. The local governmental authorities in the worst-hit areas took measures to reduce or restrict the amount of natural gas supplied to non-residential users. We primarily use natural gas for our in-house steam production and steam is critical for our manufacturing process. Although the natural gas shortage did not directly affect our operations, if the shortage becomes more severe in the future, our natural gas supply may be reduced or suspended, which would significantly disrupt our manufacturing process. In addition to shortages, we are subject to potential risks of interruptions in energy supply due to power outage, equipment failure, weather conditions or other causes which could force us to cease production for a prolonged period of time. In the event that electricity or other utility supplies to our manufacturing facilities are disrupted, our business, results of operations and financial condition could be materially and adversely affected. Even if we have access to sufficient sources of electricity and other utilities, any significant increase in the costs of utilities could adversely affect our profitability, as we consume substantial amounts of electricity and other utilities in our manufacturing process. If electricity and other utility costs were to rise, our results of operations could be materially and adversely affected.

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

As of December 31, 2012, we had outstanding borrowings of $307.8 million with a weighted average floating interest rate of 6.92%, and we expect to incur additional debt in the future. We borrowed the majority of these bank loans from Bank of China and China Construction Bank with guarantees from Daqo Group, an affiliated company of ours. We cannot assure you that we will be able to renew these borrowings when they become due or to obtain other loans or credits from other banks or other lenders on terms satisfactory to us or at all to satisfy the substantial capital expenditure requirements associated with our capacity expansion, whether on our own or with the continuing support from Daqo Group. In addition, the indebtedness could have an adverse effect on our future operations, including, among other things: (1) reducing the availability of our cash flow to fund our working capital, capital expenditures or other general corporate purposes as a result of interest or principal payments; (2) subjecting us to the risk of interest rate increases on our indebtedness which bears floating interest rates; and (3) placing us at a competitive disadvantage compared to our competitors that have less debt or are otherwise less leveraged. Any of these factors could have a material and adverse effect on our business, financial condition and results of operations.

We face risks and uncertainties expanding our business through alliances, joint ventures or acquisitions.

In 2011, we formed alliances with JNE Solar Inc., a party unrelated to us prior to this transaction, in Hamilton, Ontario, through our wholly owned subsidiary, Daqo New Energy Holdings (Canada) Ltd., to build and operate a solar module production facility in Hamilton, Ontario, Canada. Due to negative developments in the solar photovoltaic market, we discontinued this project and terminated the joint venture in April 2012 without incurring any loss to us. We may in the future, if presented with appropriate opportunities, acquire or invest in technologies, businesses or assets that are strategically important to our business or form alliances with key players in the photovoltaic industry to further expand our business. Such acquisitions and investments could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of integration of new businesses. Investments in new businesses may also divert our cash flow from servicing our debts and making necessary capital expenditures. In addition, we may incur impairment losses on our acquisitions and investments in equity securities. The diversion of our management’s attention and any difficulties encountered with respect to the acquisitions, investments or alliances or in the process of integration could have an adverse effect on our ability to manage our business. Furthermore, our experience in the polysilicon manufacturing industry may not be as relevant or applicable in downstream markets. We may also face intense competition from companies with greater experience or established presence in the targeted downstream markets or competition from our industry peers with similar expansion plans. Any failure to integrate any acquired businesses or joint ventures into our operations successfully and any material liabilities or potential liabilities of any acquired businesses or joint ventures that are not identified by us during our due diligence process for such acquisitions or investments could materially and adversely affect our business and financial condition.

If we are unable to operate effectively or natural disasters or operational disruptions occur, our business, results of operations and financial condition could be adversely affected.

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facility for a significant period of time. Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production and could reduce our production capacity for a significant period of time. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, we temporarily shut down our Phase 1 facilities in April 2010 for periodic maintenance, in December 2010 for periodic maintenance and capacity enhancement, and in December 2011 for periodic maintenance. From October 2012 to the date of the annual report, our polysilicon facilities in Wanzhou have been shut down for periodic maintenance, as well as equipment upgrades and technology improvements. These abovementioned shutdowns have reduced and may further reduce the volume and increase the cost of polysilicon we produce. In addition, we may need to use hazardous equipment for our wafer manufacturing process. Such equipment requires skills and experience for safe operation. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, and interruptions in electricity or water cooling supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

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

Substantially all of our production, storage, administrative, and research and development facilities are located in either Chongqing or Xinjiang, China. Any damage or disruption at these facilities would have a material adverse effect on our financial condition and results of operations.

Substantially all of our production, storage, administrative, and research and development facilities are currently located in either Chongqing or Xinjiang, China. Natural disasters, such as fire, floods, typhoons, earthquakes, snow storms, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would not be able to meet our production targets and our business would incur losses. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

We rely on third party intellectual property for certain key aspects of our operations, which subjects us to the payment of license fees and potential disruption or delays in the production of our products.

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements for certain key aspects of our operations. For instance, we license from third party hydrochlorination process technology for our polysilicon production. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for details of the contractual arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. If for any reason we are unable to license necessary technology on acceptable terms or at all, it may become necessary for us to develop alternative technology internally, which could be costly and delay or disrupt our production and therefore have a material adverse effect on our business and operating results.

Failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. Contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. In addition, we currently hold 16 patents and have 16 pending patent applications in China covering various aspects of the polysilicon and wafer manufacturing processes. However, we cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. Failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights and use them to compete against us, which could have a material adverse effect on our business, financial condition or operating results.

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

Since our inception, we have substantially benefited from financial support from Daqo Group, one of the largest electrical equipment manufacturers in China. As of December 31, 2012, we had outstanding payables to and amount due from Daqo Group and its subsidiaries in the amount of $23.7 million and $6.6 million, respectively. In addition, Daqo Group has granted us a permanent and royalty-free license to use the “Daqo” brand, which is a well-recognized brand in the electrical industry in China. We have benefited from the strong brand recognition of “Daqo” in our business development efforts, as evidenced by our ability to secure major customers based in China within a short period after we commenced commercial production of polysilicon. Daqo Group has agreed in writing not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses without our consent for an indefinite term. Daqo Group has committed to provide any necessary financial support to us, as may be required, evidenced by a signed letter of support. However, we cannot assure you that we will continue to receive the same level of support, or any support at all, from Daqo Group in the future. If Daqo Group ceases to support us, our business, results of operations and prospects may be materially and adversely affected. In addition, any negative publicity associated with Daqo Group will likely have an adverse impact on our reputation, which could materially and adversely affect our business. In the event of any disagreements with Daqo Group, we may have to resort to legal proceedings in China to enforce our rights, which could be costly, time consuming and involve uncertain outcome.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Guangfu Xu, our chairman, and Dr. Gongda Yao, our chief executive officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees join a competitor or form a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “— Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protection available to you and us.”

Certain of our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, Messrs. Guangfu Xu, Xiang Xu and Dafeng Shi, our directors that are affiliated with Daqo Group, beneficially own an aggregate of 35.5% of our outstanding share capital. As a result of their high level of shareholding, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. These shareholders’ interests as beneficial owners of Daqo Group and Daqo New Material may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, these shareholders may take actions not in the best interest of us and our other shareholders.

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with expertise in the photovoltaic industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified technical staff or other highly skilled employees that we will need to achieve our strategic objectives. As we have a limited operating history and are in a stage of rapid growth, despite recent set-backs, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract and retain qualified personnel, our business may be materially and adversely affected.

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

Various Chinese governmental authorities have provided tax incentives to our subsidiaries in China. These incentives include income tax exemption or reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, the statutory enterprise income tax rate is 25%. However, our Chinese subsidiary Chongqing Daqo New Energy Co., Ltd., or Chongqing Daqo, as a “Chongqing Municipality High and New Technology Enterprise,” is entitled to a preferential enterprise income tax rate of 15%. The status is valid until November 2015 and can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. We cannot assure you that Chongqing Daqo will continue to qualify as a “high and new technology enterprise” in future periods. In addition, Chongqing Daqo has received various financial incentives and grants from the local government since its inception. For example, it received government grants in the amount of $11.0 million and $9.2 million in 2011 and 2012, respectively. Any increase in the enterprise income tax rate applicable to our Chinese subsidiaries or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our subsidiaries in China could adversely affect our business, operating results and financial condition.

The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders will be subject to a Chinese withholding tax upon the dividends payable by us, if we are classified as a Chinese “resident enterprise.”

Under the Chinese enterprise income tax laws and regulations, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax and such non-resident enterprise is the beneficial owner of the dividends, interests, rent, royalties and gain on transfers of property. The Cayman Islands, where Daqo Cayman is incorporated, does not have such a tax treaty with China.

Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and will be subject to the Chinese enterprise income tax at the rate of 25% on its worldwide income. In April 2009, the Chinese State Administration of Taxation issued a new circular to clarify criteria for determining the “resident enterprise” status of foreign companies which are controlled by enterprises incorporated in China. Pursuant to the circular, to determine whether a company formed outside of mainland China and controlled by an enterprise incorporated in China should be treated as a Chinese resident enterprise, the tax authority will review factors such as the routine operation of the organizational body that effectively manages the enterprise’s production and business operations, locations of personnel holding decision-making power, location of finance and accounting functions and properties of the enterprise, and whether more than half of the directors or senior management personnel residing in China. Substantially all of our management members are based in China. However, it remains unclear how PRC tax authority will treat an overseas company controlled by PRC natural persons rather than PRC enterprises like our case. If the Chinese tax authorities subsequently determine that Daqo Cayman should be classified as a resident enterprise, then our worldwide income will be subject to Chinese income tax, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Daqo Cayman is classified as resident enterprise under the EIT Law, the dividends received from our Chinese subsidiaries may be exempted from withholding tax.

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

We adopted our 2009 share incentive plan, or the Option Plan, in August 2009 that permits the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the Option Plan, we may issue options to purchase up to 15,000,000 ordinary shares. As of the date of this annual report, options to purchase 8,990,000 ordinary shares have been granted under this plan. In addition, we modified the exercise prices for certain outstanding options in January 2012 and April 2013 in order to provide additional incentives to our employees and directors pursuant to an express authorization under our share incentive plan allowing our board of directors to approve a downward adjustment of the option exercise prices without shareholders’ approval. As a result of these option grants, option re-pricings and potential future grants under the plan, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we limit the scope of our share incentive plan, we may not be able to attract or retain key personnel who are expected to be compensated by incentive shares or options.

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

While the Chinese economy has experienced a significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us, and by government policies or guidance aimed at curtailing the perceived over-capacity of certain industry sectors, such as steel, concrete, polysilicon and wind power equipment. See “Item 4. Information on the Company—B. Business Overview—Regulation— Renewable Energy Law and Other Government Directives.” The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our services and materially and adversely affect our operating results and financial condition.

A severe and prolonged global economic recession and the corresponding slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Since we derive substantially all of our revenues from customers in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protection available to you and us.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our Chinese operating subsidiary, Chongqing Daqo, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies in China. Our business is also subject to various industry policy, safety and environmental laws and regulations that affect our operations and production facility expansion plans, including those related to investment, project construction, building, zoning, fire prevention and work safety. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. In addition, due to the inconsistent nature of regulatory enforcements in China, local Chinese governmental authorities have significant discretion in interpreting and implementing rules and regulations, and there is no assurance that the central government authorities will always agree with the interpretations and implementations of the local governmental authorities. Currently, all governmental approvals relating to our operations and production capacity expansion plans have been issued by the relevant competent local government authorities. However, if a central government agency requires us to obtain its approval and if we fail to obtain such approval in a timely manner, or at all, we may be subject to the imposition of fines against us, or the suspension or cessation of our production capacity expansion plans. In addition, under the measures jointly issued by the National Development and Reform Commission, or NDRC, and nine other governmental agencies in September 2009, we will need to seek pre-approval from NDRC if we plan to further expand our production capacity beyond Phase 2. As the detailed guidelines for approval criteria or timeline under these measures have yet to be promulgated, we cannot assure you that we will obtain the required NDRC approval in time or at all if we plan to further expand our production capacity beyond Phase 2. See “Item 4. Information on the Company—B. Business Overview— Regulation—Renewable Energy Law and Other Government Directives.” It may be more difficult to evaluate the outcome of any regulatory or legal proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to continue our operations or planned capacity expansions, which, as a result, could materially and adversely affect our business and operations.

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

We are in the progress of submitting an application with the SAFE or its local counterpart to register our share incentive plan. If our application is unsuccessful or our option plan participants who are PRC individuals fail to work with us to complete the registration, we or such persons may be subject to fines and legal sanctions. Any failure to comply with such regulations may subject us and the relevant participants of our share incentive to fines and legal sanctions and prevent us from being able to grant share incentive to our personnel, as a result of which our business operations may be adversely affected.

Chinese regulation of direct investment and loans by offshore holding companies to Chinese entities may delay or limit us from making additional capital contributions or loans to our Chinese subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our Chinese subsidiaries, are subject to Chinese regulations. For example, for each of our Chinese subsidiary, the aggregate amount of our loans to the Chinese subsidiary cannot exceed the difference between the amount of its total investment and its registered capital as approved by the foreign investment regulatory authorities under relevant Chinese laws, and the loans must be registered with the local branch of the SAFE. For each foreign invested enterprise, such as Chongqing Daqo, when the Chinese foreign investment regulatory authorities approve the establishment of such foreign invested enterprise, the authorities approve the amounts of such enterprise’s registered capital, which represent the investors’ capital commitment in equity, and the amounts of its total investment, which represent the sum of its registered capital plus the amounts of its permitted loans. After the establishment of the foreign invested enterprise, the investors can seek regulatory approval to increase its registered capital and the total investment amounts, and upon approval, there will be increases in both amounts. There is a specific statutory guideline relating to the ratio of a foreign invested enterprise’s registered capital amount over total investment amount, and all foreign investment regulatory authorities in China must follow the ratio guideline when exercising their approval authority. However, there is no uniform statutory guideline applicable to all regulatory authorities regarding whether to approve the establishment of a new foreign invested enterprise or to approve any increase in the registered capital and total investment of an existing foreign invested enterprise. In practice, authorities consider factors such as overall governmental policies relating to the specific industry and demands in a particular industry and the approval usually takes one to three months depending on the locations of the foreign invested enterprises. The approved total investment amounts of Chongqing Daqo and Xinjiang Daqo New Energy Co., Ltd., or Xinjiang Daqo, are $286.0 million and $298.0 million, respectively. The registered capital of Chongqing Daqo is $96.0 million, of which $69.6 million was contributed by Daqo Cayman as the sole investor. The registered capital of Xinjiang Daqo is $100.0 million, of which $38.4 million was contributed by Daqo Cayman as the sole investor. As a result, the maximum permissible amounts that Chongqing Daqo and Xinjiang Daqo may borrow from Daqo Cayman are $190.0 million and $198.0 million, respectively. We may not make loans to Chongqing Daqo or Xinjiang Daqo in excess of the maximum amounts permissible unless we obtain government approval to increase their total investment amounts. In addition, any increases of our capital contributions to our Chinese subsidiaries beyond the previously authorized amount must be approved by the MOFCOM and the NDRC or their respective local counterparts. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our Chinese subsidiaries or to fund their operations may be negatively affected, which could adversely affect our Chinese subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

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

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. In addition, appreciation of the Renminbi against the U.S. dollar would increase our production costs. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. In connection with the audit of our internal control over financial reporting as of and for the year ended December 31, 2011, we and our independent registered public accounting firm identified three “material weaknesses” including (i) our lack of accounting resources and expertise necessary to comply with U.S. GAAP and the Securities and Exchange Commission financial reporting and disclosure requirements, (ii) our lack of sufficient resources to perform thorough reviews of consolidated financial statements and related footnote disclosures during the period-end financial reporting and disclosure process, and (iii) our lack of sufficient processes, documentation and approval of related party transactions with affiliates. In 2012, we have made enhancements to our internal controls over financial reporting. See “Part II—Item 5. Controls and Procedures—Remediation and Changes in Internal Control Over Financial Reporting.” Based on these actions taken and our testing and evaluation of the effectiveness of our internal controls, we have concluded the material weaknesses no longer existed as of December 31, 2012.

However, although our management concluded that we maintained effective internal control over financial reporting as of December 31, 2012, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report ( if it is required to report) that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, including our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditors. or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and with applicable professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, and such deficiencies may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures, and to the extent that such inspections might have facilitated improvements in our auditor’s audit procedures and quality control procedures, investors may be deprived of such benefits.

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

Our business could be adversely affected by the effects of swine flu, avian flu, Severe Acute Respiratory Syndrome, or SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2006, 2007 and 2008, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of swine flu occurred in Mexico and the United States and human cases of swine flu were discovered in China and Hong Kong. In April 2013, there were reports on the occurrences of avian flu in various parts of China, including a number of confirmed human cases and deaths. Any prolonged occurrence or recurrence of swine flu, avian flu, SARS or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. These could include our ability to deliver our products within or outside of China, as well as temporary closure of our manufacturing facilities, or our customers’ facilities, leading to delayed or cancelled orders. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations.

Risks Relating to Our ADSs

The trading prices of our ADSs have been and may continue to be volatile, which could result in substantial losses to investors.

The closing trading prices of our ADSs ranged from $3.70 to $20.05 in 2012, as retroactively adjusted to reflect the ADS to ordinary share ratio change that took effect on December 21, 2012, and are likely to remain volatile in the future and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed their securities on U.S. stock exchanges. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of our new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new products and expansions by us or our competitors;

•	announcements of sale of existing business segments;

•	fluctuations in market prices of or demand for our products;

•	changes in financial estimates by securities analysts;

•	changes in the ratio of ADS vs. common shares

•	additions or departures of key personnel; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot assure you that these factors will not occur in the future.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Our ADSs are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale may adversely affect the market price of our ADSs.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Law of the Cayman Islands (2012 Revision) and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

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

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. We do not believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2012. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. In addition, because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may increase the risk of us becoming a PFIC. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. See “Item 10. Additional Information—E. “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our company was incorporated in Cayman Islands as Mega Stand International Limited in November 2007. We changed our corporate name to Daqo New Energy Corp. in August 2009.

In 2008, we established Chongqing Daqo as our wholly owned operating subsidiary in China. Through Chongqing Daqo, we focus primarily on the manufacture and sale of polysilicon and have expanded into the wafer manufacturing. In addition to Chongqing Daqo, we established Nanjing Daqo New Energy Co., Ltd., or Nanjing Daqo, in 2007 in China, through which we conducted our module manufacturing business. In 2009, we established our wholly owned subsidiary Daqo Solar Energy North America, or Daqo North America, in California to promote our products in North America. In 2011, we established a wholly owned subsidiary, Daqo New Energy Holdings (Canada) Ltd., or Daqo Canada, to expand our operations in Canada. In 2011, to expand our polysilicon manufacture capacities, we established another wholly owned subsidiary in China named Xinjiang Daqo New Energy Co., Ltd.

Daqo Group established Daqo New Material in 2006 in China. Although all of Daqo Group’s equity interest holders also beneficially own shares of Daqo Cayman, Daqo Group does not have any shareholding in our company. As of the date of this annual report, holders of equity interests in Daqo Group in aggregate beneficially own 57.84% of the outstanding ordinary shares of our company. Daqo New Material’s activities included acquiring land use rights and constructing certain production infrastructure prior to the incorporation of our company and Chongqing Daqo. Subsequent to the establishment of Chongqing Daqo, in July 2008, Chongqing Daqo entered into a lease agreement with Daqo New Material, which was amended and restated in August 2009 with retrospective effect from January 1, 2009, to rent Daqo New Material’s land, production infrastructure, machinery and equipment for its polysilicon production of Phase 1a. Under the amended and restated lease agreement, the lease period is from January 1, 2009 to December 31, 2013, with a monthly lease payment at a fixed amount. One month before the expiry of the lease period, Chongqing Daqo has the option to renew the lease on the same terms and conditions for an additional five-year period. Furthermore, the amended and restated lease agreement provides that Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. Under current PRC laws and regulations, Chongqing Daqo needs to obtain governmental approval in China to proceed with the purchase, and given the application requirements we do not think it is currently practical for us to obtain such approval. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions, and if the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner until its expiry. Under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we are deemed to be Daqo New Material’s primary beneficiary for accounting purposes and Daqo New Material as a “variable interest entity” has been consolidated starting from July 1, 2008. Therefore, we have consolidated the financial results of Daqo New Material into our financial statements since July 1, 2008. As of December 31, 2012, Daqo Group’s equity interest in Daqo New Material amounted to $138.8 million, which was consolidated and reflected as a noncontrolling interest in the balance sheet of our company pursuant to U.S. GAAP. Even though we do not directly or indirectly hold any equity interests in Daqo New Material, under U.S. GAAP, Daqo New Material has been deemed to be our predecessor business from November 16, 2006 through June 30, 2008.

Under a non-competition agreement with us, Daqo Group has agreed not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses without our consent for an indefinite term. Such related party transactions are subject to our audit committee’s review and approval. Under the non-competition agreement, we, through Daqo Cayman and Chongqing Daqo, are entitled to seek temporary restraining orders, injunctions or other equitable relief, in addition to monetary remedies specified in the agreement, if Daqo Group breaches its non-competition obligations. With the approval of our audit committee, we gave our consent to Daqo Group to enter the photovoltaic cell manufacturing business in China. Daqo Group incorporated the wholly owned subsidiary, Zhenjiang Daqo Solar Co., Ltd., or Zhenjiang Daqo, which started commercial production of photovoltaic cell in 2011.

On October 7, 2010, we listed our ADSs, each representing five ordinary shares of Daqo New Energy Corp., on the New York Stock Exchange under the symbol “DQ” in connection with an initial public offering. We issued a total of 9,200,000 ADSs at $9.50 per ADS in connection with our initial public offering.

In February 2011, we incorporated a wholly owned subsidiary, Xinjiang Daqo, in Shihezi Economic Development Area in Xinjiang Autonomous Region, China, to build our Phase 2 polysilicon production facilities. We finished construction of our Phase 2 polysilicon facilities in September 2012 and have started pilot production at these facilities.

In April 2011, we incorporated a wholly owned subsidiary, Daqo Canada, to expand our operations in North America. Through Daqo Canada, we set up a joint venture with JNE Solar Inc., a party unrelated to us prior to this transaction, in Hamilton, Ontario. This joint venture was terminated in April 2012. Currently, Daqo Canada does not have any material operation, assets or liabilities.

In September 2012, we sold 100% equity interests of our module business to Daqo Group for a consideration of $9.9 million. On December 21, 2012, we effected a change of the ADS to ordinary share ratio from one ADS representing five ordinary shares to one ADS representing 25 ordinary shares. The ratio change has the same effect as a 1-for-5 reverse ADS split.

Our principal executive offices are located at 666 Longdu Avenue, Wanzhou, Chongqing 404000, PRC, and our telephone number at that location is (86-23) 6486-6666. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, 2nd Floor Harbor Place, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

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

We are a leading polysilicon manufacturer based in China. We have expanded to the downstream photovoltaic manufacturing businesses to establish facilities for wafer manufacturing. Our current wafer manufacturing annual capacity is 125MW. The following diagram illustrates the value chain for the manufacture of crystalline-silicon based photovoltaic products:

We manufacture and sell high-quality polysilicon to photovoltaic product manufacturers, who further process our polysilicon into ingots, wafers, cells and modules for solar power solutions. We improve our production efficiency and increase our output through technological improvements, adoption of process innovation and refinement as well as equipment enhancement. As a result of these initiatives, we plan to increase our annual production capacity to 9,300 MT of polysilicon by the end of 2013 from 4,300 MT in 2012 by fully ramping-up commercial production at our Phase 2 production line in Xinjiang and improving our production efficiency. The actual production volume may exceed the production capacity due to operational improvements we may implement at our facilities in response to market conditions.

Our current operations are based in Chongqing and Xinjiang, which are in the western area of China. The cost of doing business in western China is generally lower than the coastal areas in China. Because of our strategic location, we experience advantages in electricity, raw material and labor costs over our competitors that are based in developed countries or in the coastal areas of China. We utilize the chemical vapor deposition process, or the “modified Siemens process,” to produce polysilicon, and have fully implemented the closed loop system to produce high-quality polysilicon cost-effectively. Compared to the open loop system that many of our China-based competitors use, our closed loop system uses raw materials more efficiently, requires less electricity and causes less pollution.

In September 2012, we finished construction of our Phase 2 polysilicon facilities in Shihezi, Xinjiang Uyghur Autonomous Region. We started pilot production in September 2012 and have successfully reached our targets for both capacity and cost structure by the end of March 2013.

We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at our Phase 1 and Phase 2 facilities. In 2012, approximately 97.4% of our polysilicon met the solar grade quality standard, approximately 94.9% of our polysilicon met the highest specification of the solar grade quality standard, and approximately 89.1% of our polysilicon met the electronic grade quality standard in China.

We achieved substantial growth since we commenced commercial production of polysilicon in July 2008, though we experienced a significant downturn in terms of revenue and net income in 2012. We produced 3,771 MT, 4,524 MT and 3,349 MT(1) of polysilicon and sold 3,650, 3,947 MT and 3,262 MT(2) in 2010, 2011 and 2012, respectively. We generated revenues from continuing operations of $252.8 million, $232.2 million and $86.9 million in 2010, 2011 and 2012, respectively. We achieved net income attributable to Daqo New Energy Corp. shareholders of $68.6 million and $33.3 million in 2010 and 2011, respectively. We incurred a net loss attributable to Daqo New Energy Corp. shareholders of $111.9 million in 2012.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales, are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2012, our major photovoltaic product customers included operating entities of Yingli Green Energy, Solargiga, and Jiangxi Sornid.

We commenced commercial production of wafers using our own polysilicon in July 2011. As of December 31, 2012, our annual wafer production capacity is 125MW. In addition to our wafer sales, since the second quarter of 2012, we started to provide multi-crystalline ingot and block manufacturing outsourcing services to our customers. In May 2010, we commenced commercial production of modules. We sold all of our module facilities in September 2012 to focus on our core business of polysilicon and wafer productions. The operation of our downstream photovoltaic product manufacturing business involves risks and uncertainties, such as higher cost, lack of experience, financing, construction and operational uncertainties, potential competition and regulatory risks. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business” for details.

Note:

(1)	Excluding 617 MT polysilicon produced in Xinjiang facilities during the pilot production period.
(2)	Excluding 323 MT polysilicon sold from Xinjiang facilities during the pilot production period.

Quarterly sales volume table for polysilicon and wafer in 2012.

Sales Volume	First Quarter	Second Quarter	Third Quarter	Fourth Quarter		FY 2012
Polysilicon (MT)	964	1,028	1,001	269	(1)	3,262	(1)
Wafer (MW)	23.4	11.2	3.1	4.8		42.5
Wafer OEM (MW)	—	—	2.8	—		2.8
Ingot and Block-OEM (MW)	—	209	150	36.5		395.5

Notes:

(1)	Excluding 323 MT polysilicon sold from Xinjiang facilities during the pilot production period.

Our Products

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs. In addition, we also offer high-quality wafers through our downstream photovoltaic product manufacturing business.

In 2010, we sold a small amount of wafers through tolling arrangements with third party wafer manufacturers, pursuant to which we supplied polysilicon to them in exchange for wafers. We commenced commercial production of multi-crystalline wafers in July 2011 at our Phase 1a wafer production facilities, which have a current production capacity of 125MW. To meet the currently prevailing market demands, we focus on producing multi-crystalline wafers with dimension of 156 millimeters x 156 millimeters and thickness of 200 microns.

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

We use the modified Siemens process to produce polysilicon. We have been licensed by Poly Engineering S.r.l, or Poly Engineering, an industry recognized polysilicon production technology consulting firm based in Europe, with the exclusive rights in China, Taiwan, Hong Kong and Macau to utilize a modified Siemens process to produce polysilicon in our facilities. We further developed our manufacturing process by applying the modified Siemens process licensed from Poly Engineering.

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

Although the closed loop system has lower manufacturing costs than the open loop system, manufacturing facilities based on the open loop system can be built within a shorter period time with less initial capital investment for equipment. Most of polysilicon manufacturing facilities in China were traditionally built based on the open loop system. However, as the polysilicon market may face downward pricing pressure from time to time, we believe that an increasing number of China-based manufacturers are converting their open loop system to the closed loop system and some of them have completed such conversion. The full implementation of the closed loop system by other polysilicon manufacturers has diminished our competitive advantages provided by this system. Nevertheless, in August, 2011, Chongqing Daqo entered into a Technology License and Transfer Agreement with GTAT Corporation, a Delaware company, under which, GTAT granted us a license to use its Hydrochlorination TCS Production Technology and Chlorosilane Recovery/Waste Neutralization Technology, which will help expand our manufacturing capacity and significantly reduce electricity consumption to reduce our production cost to reach a more competitive level.

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

Manufacturing Capacity

The following table sets forth our major installed approximate annual production capacity objectives as of the dates indicated and includes the expected date of initial commercial operation and fully ramped-up production of each expansion phase:

	Approximate Annual Production Capacity	Construction Period	Commercial Production Commencement	Fully Ramped-up Production
Polysilicon:
Phase 1a facilities (1)	1,500MT	June 2007—May 2008	July 2008	March 2009
Phase 1b facilities (1)	1,800MT	May 2008—May 2009	December 2009	January 2010
Capacity enhancement of Phase 1 facilities (1)	1,000MT	December 2010	December 2010	December 2010
Phase 2 facilities (2)	5,000MT	Second Quarter 2011— September 2012	First Quarter 2013	First Quarter 2013
Wafer: (1)
Phase 1a facilities	125MW	July 2010—February 2011	July 2011	November 2011
Phase 1b facilities	125MW	February 2011—September 2011	Pending (4)	Pending (4)

Notes:

(1)	The facilities are located in Chongqing.
(2)	The facilities are located in Xinjiang.
(3)	All equipment has been purchased. The current plan is to commence production when the wafer market improves. It usually takes 1 to 2 months to complete the installation and related testing.

Our annual polysilicon production capacity was at 4,300 MT in 2012. We expect to further ramp up our production capacity to 9,300 MT by the end of 2013.

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

The costs of electricity are significant in the production of polysilicon. The electricity costs in Chongqing are much lower than those in coastal areas in China and those in developed countries due to Chongqing’s abundant hydroelectric resources. The costs of electricity in Xinjiang are even around 50% lower than that in Chongqing due to Xinjiang’s abundant coal resources. We also use other utilities, such as steam, water and natural gas, for our manufacturing process. Steam supply is important to the production of polysilicon. We use both a local supplier and our in-house capabilities to product steam.

Wafers

Wafer manufacturing uses solar grade polysilicon as the primary raw material and consumables such as crucibles, wires and slurry. Our high quality polysilicon is a crucial factor that will enable us to provide high quality silicon wafers to customers. We intend to utilize our in-house solar grade polysilicon for high efficiency wafer production.

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

We sample each lot of polysilicon harvested from the deposition reactors and keep the samples for product quality tracking purpose. We also set up a product tracking system to trace back all shipped products to the samples we keep and to our database, which contains detailed information of each shipment. We received the ISO 9001:2000 certification for our quality assurance system for production of polysilicon, which we believe demonstrates our technological capabilities and inspires customer confidence. In addition, in 2009, Chongqing Science and Technology Commission issued a three-year certificate to recognize our polysilicon as a high and new technology product.

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

In order to facilitate our production of photovoltaic products and ensure the quality of the finished product, we conduct analysis for raw materials, in-process products and finished products and monitor the environmental impact and safety throughout the production process.

Customers and Sales

We currently sell polysilicon and wafers to China-based photovoltaic product manufacturers. Our polysilicon and wafer customers are mainly China-based photovoltaic companies. Our major customers include operating entities of Yingli Green Energy, Solargiga and Jiangxi Sornid. We sell a substantial portion of our photovoltaic products to a limited number of customers. Our top three customers in aggregate accounted for 35.1%, 35.2% and 40.9% of our total revenues in 2010, 2011 and 2012, respectively.

The majority of our polysilicon sales are made under framework contracts. The framework contracts typically provide binding terms for the sales volumes of our polysilicon. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are made. We currently sell all of our wafer product on a spot pricing basis.

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

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. We have one of the leading research and development teams among polysilicon manufacturers in China. Our research and development team consists of 60 experienced researchers and engineers. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. In 2012, we completed 29 research and technology or process improvement projects to enhance our polysilicon and wafer manufacturing processes, and filed 7 patents to State Intellectual Property Office of PRC.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we hold 16 patents and have additional 16 pending patent applications covering different aspects of the polysilicon manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

While we continue to develop and pursue patent protection for our own technologies, we expect to continue implementing third party license arrangements on certain key aspects of our operation. Pursuant to a technology license and engineering service agreement between Chongqing Daqo and Poly Engineering dated June 15, 2008, as amended in June 2010, Poly Engineering granted a license to Chongqing Daqo with the rights to utilize certain know-how related to a modified Siemens process to produce polysilicon in Chongqing Daqo’s facilities. The license is perpetual and irrevocable. Chongqing Daqo and Poly Engineering also entered into a technical services contract dated June 30, 2008, pursuant to which Poly Engineering agreed to provide certain technical supports to Chongqing Daqo. For the risks associated with our reliance on certain third-party technologies, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We rely on third party intellectual property for certain key aspects of our operation, which subjects us to the payment of license fees and potential disruption or delays in the production of our products.” In August, 2011, Chongqing Daqo entered into a Technology License and Transfer Agreement with GTAT Corporation, a Delaware company, under which, GTAT granted us a license to use its Hydrochlorination TCS Production Technology and Chlorosilane Recovery/Waste Neutralization Technology for our current polysilicon production and future polysilicon production expansions.

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

The photovoltaic market is dominated by a few major manufacturers with a large number of small manufacturers competing for the remaining small portion of the market. We face competition mainly from top manufacturers who have succeeded in establishing a strong brand name with solar companies. For our polysilicon and wafer businesses, our major international competitors include Hemlock, Wacker, OCI, REC, MEMC, M.Setek, Green Energy Technology, and Sino-American Silicon, and our China-based competitors include GCL-Poly, Tebian Silicon, China Silicon Corporation, Sichuan Xinguang Silicon Science and Technology, LDK Solar, ReneSola, JinkoSolar and Comtec Solar Systems. In addition, many solar cell and module manufacturers have or have announced the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon, including some of our customers and potential customers. We compete with these in-house capabilities, which could limit our ability to expand our sales. Furthermore, the demand for our polysilicon may be adversely affected by alternative technologies in cell manufacturing. The vast majority of silicon-based photovoltaic cell manufacturers currently use chunk or granular polysilicon. However, alternative technologies are being developed in cell manufacturing. For example, one such technology, thin-film cell production, uses little to no silicon in the production of solar cells. We believe that the solar cells made using thin-film technologies tend to have lower energy conversion efficiency than silicon-based solar cells, even though the cost to manufacture thin-film solar cells is lower than that to manufacture silicon-based cells. Based on our management’s industry knowledge, we do not believe that the energy conversion efficiency rates of thin-film cells are likely to reach those of silicon-based cells in the near future. However, if it does happen, thin-film solar cell development and production may expand significantly, which may restrict the market for silicon-based solar cells and decrease the demand for our polysilicon.

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

Notes:

(1)	Individual owners of Daqo Group beneficially hold equity interests in Daqo Cayman through 9 personal holding companies incorporated in the British Virgin Islands. See “Principal Shareholders.”
(2)	Indicates the respective shareholding percentage of the shareholders in Daqo Cayman.
(3)	Indicates jurisdiction of incorporation.

(4)	Indicates companies within the listing group.
(5)	Represents a variable interest entity.

D.	Property, Plants and Equipment

We are headquartered in Wanzhou, Chongqing, China, where we own several buildings with an aggregate of approximately 82,239 square meters of office and manufacturing space as of December 31, 2012. We have been granted land use rights to approximately 512,240 square meters of land on which our plants or offices are situated, and such land use rights are usually valid for a period of fifty years starting from the date of grant from the local government. Our Phase 2 production facilities in Xinjiang have an aggregate of approximately 92,340 square meters of office and manufacturing space as of December 31, 2012. In addition, we lease approximately 3980 square meters of office space in Shanghai.

In September 2012, we sold 100% equity interests of Nanjing Daqo to Daqo Group for a consideration of $9.9 million in order to concentrate on our core businesses of polysilicon and wafer productions.

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

ITEM 4a. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2010, 2011 and 2012 and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We are a leading polysilicon manufacturer based in China with an annual production capacity of 9,300 MT as of the date of this annual report. We believe we are one of the largest polysilicon manufacturers in China. We have expanded to the downstream photovoltaic manufacturing business to establish facilities for wafer manufacturing. Our current wafer manufacturing annual capacity is 125MW. We plan to gradually increase the utilization rate of our wafer facilities and increase the capacity to 250 MW in 2013. We had 100MW module production facilities in Nanjing, all of which we sold to Daqo Group in September 2012.

We strive to improve our polysilicon production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement, as well as equipment enhancement. As a result of these initiatives, we produced 4,524 MT polysilicon in 2011. In 2012, our polysilicon output was 3,349 MT(1), which was less than 2011 due to annual maintenance and technology improvement in our Wanzhou facilities and less than normal output in our Xinjiang facilities during the pilot production period in the fourth quarter of 2012. We plan to increase our annual production capacity to 9,300 MT by the end of 2013 as we fully ramp up the production capacity of our Phase 2 production line and improve our production efficiency.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2012, our major photovoltaic product customers included operating entities of Yingli Green Energy, Solargiga and Jiangxi Sornid.

We have expanded to the downstream photovoltaic manufacturing business to establish facilities for wafer manufacturing. Our Phase 1a wafer manufacturing facilities in Chongqing commenced commercial production with 125MW capacity in July 2011. We plan to gradually increase the utilization rate of our wafer facilities and increase the capacity to 250 MW in 2013.

We achieved substantial growth since we commenced commercial production of polysilicon in July 2008, though we experienced a significant downturn in terms of revenue and net income in 2012. We produced 3,771 MT, 4,524 MT and 3,349 MT(1) of polysilicon and sold 3,650, 3,947 MT and 3,262 MT(2) in 2010, 2011 and 2012, respectively. We generated revenues from continuing operations of $252.8 million, $232.2 million and $86.9 million in 2010, 2011 and 2012, respectively. We achieved net income attributable to Daqo New Energy Corp. shareholders of $68.6 million and $33.3 million in 2010 and 2011, respectively. We incurred a net loss attributable to Daqo New Energy Corp. shareholders of $111.9 million in 2012.

Note:

(1)	Excluding 617 MT polysilicon produced in Xinjiang facilities during the pilot production period.
(2)	Excluding 323 MT polysilicon sold from Xinjiang facilities during the pilot production period.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and are important for understanding our business:

•	demand for photovoltaic products, including government incentives to promote the usage of solar energy;

•	product prices;

•	our product mix;

•	our production capacity and utilization; and

•	our production costs.

Demand for photovoltaic products

Our business and revenue growth are, in part, dependent on the demand for photovoltaic products. The photovoltaic industry remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Although demand for photovoltaic products has grown significantly over the past decade, the global economic slowdown and turmoil in the global financial markets especially the European sovereign debt crisis that unfolded in 2010 and continued through 2012, coupled with rapid declines in petroleum and natural gas prices, have made solar energy less cost competitive and less attractive as an alternative source of energy.

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

Product prices

The sales prices of our photovoltaic products are volatile and cannot always be predicted with certainty. Our sales prices declined from mid-2008 to the middle of 2010 due to industry-wide excess supply but stabilized in the third quarter of 2010 and increased marginally in the fourth quarter of 2010 due to end market demand. In 2011 our sales prices declined rapidly in the fourth quarter primarily due to excess supply in the market. The decline in sales prices continued throughout 2012, and sales price recovered slightly in the first quarter of 2013. The decline in the polysilicon market price resulted in an approximately 7% decrease in our average selling price of polysilicon from 2010 to 2011 and a further 59.3% decrease from 2011 to 2012. Our gross margin from continuing operations decreased from 42.8% in 2010 to 37.6% in 2011 and further decreased to negative 43.1% in 2012. Although the polysilicon market price appeared to have stabilized in the latter part of 2012 and early 2013, we may continue to face downward price pressure as the global sales prices for photovoltaic products continue to fluctuate over time. We expect that our future financial results will also be affected by prices of our wafers.

Product mix

The proportion of our revenues that are generated from the sales of other photovoltaic products, also referred to as product mix, affect our revenues and profitability. In addition to the revenues generated from sales of polysilicon, we also generated revenues from other products. In 2010, we generated revenues from sales of modules and wafers. We processed wafers through tolling arrangements with third party wafer manufacturers. In 2011, we generated revenues from sales of wafers and modules we produced in our facilities. In 2012, we generated revenue from sales of modules for the first three quarters of the year before we sold 100% equity interests of Nanjing Daqo, and we generated revenue from sales of wafers produced in our facilities. For the year ended December 31, 2012, the revenues we generated from the sales of polysilicon and wafer accounts for 84.6% and 15.4% of our total revenues from continuing operations, respectively. The revenue generated by the discontinued module business were included in the line item of net loss from discontinued operations.

Our production capacity and utilization

In the near future, we plan to continue to focus on our core businesses to further improve our operation efficiency, cost structure and products quality by expanding our capacity, adopting new technologies and optimizing the manufacturing processes. For our polysilicon business, we ramped up production at the Phase 1b facilities to their full annual capacity of 1,800 MT in 2010. We expanded the aggregate capacity of our Phase 1a and Phase 1b facilities to 4,300 MT through a capital enhancement project in 2011. We reached our current total annual production capacity of 9,300 MT at the end of the first quarter of 2013 as we fully ramped up the production capacity of our Phase 2 facilities in Xinjiang and as we continued to improve our production efficiency. For our wafer business, the Phase 1a wafer manufacturing facilities in Chongqing commenced commercial production in July 2011 and reached the current capacity of 125 MW in November 2011. We plan to gradually increase the utilization rate of our wafer facilities and increase the capacity to 250 MW in 2013.

Our production costs

Our polysilicon production costs consist primarily of the costs of electricity and other utilities, raw materials, labor and depreciation. Daqo Chongqing uses electricity generated from the hydropower station in Chongqing which generates electricity mostly during times of high precipitation, primarily in the second and third quarters of each year. As a result, the electricity costs of Daqo Chongqing are generally lower in the second and third quarters and higher in the first and fourth quarters. As electricity is the largest component of our polysilicon production costs, we anticipate our production costs in Chongqing to fluctuate from quarter to quarter correlating with the different seasonal electricity rates that the local power grid charges. In our Phase 2 facilities in Xinjiang, because of the abundant coal resources in Xinjiang, the electricity rate has historically been consistent throughout the year and much lower than that in Chongqing. Accordingly, we do not anticipate our polysilicon production costs in Xinjiang will be impacted by seasonal fluctuation in a manner consistent with the facility in Chongqing. Our wafer production costs consist primarily of the costs of polysilicon, other raw materials, labor and depreciation. We plan to implement additional measures to reduce our production costs through technology, process and equipment improvement. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations. If we fail to continue to reduce our production costs, our profitability and competitiveness will be adversely affected.

Components of Results of Operations

Revenues

In 2010, we generated substantially all of our revenues from the sale of polysilicon. In 2010, the revenues generated from sales of polysilicon and wafers accounted for 86.2% and 13.8% of our total revenues, respectively. In 2011, the revenues generated from sales of polysilicon and wafers accounted for 94.3% and 5.7% of our total revenues, respectively. In 2012, the revenues we generated from the sales of polysilicon and wafer accounts for 84.6% and 15.4% of our total revenues from continuing operations, respectively. We plan to continue to focus on our current businesses to further improve the operation efficiency, cost structure and products quality.

We commenced polysilicon production in 2008. We produced 3,771 MT, 4,524 MT and 3,349 MT(1) of polysilicon and sold 3,650 MT, 3,947 MT and 3,262 MT(2) of polysilicon in 2010, 2011 and 2012, respectively. We used approximately 20.5 MT and 54.9 MT of polysilicon to process cells through our tolling arrangements in 2010 and 2011, respectively. We didn’t have such business arrangements in 2012. Our polysilicon selling prices are directly affected by global supply and demand conditions. Due to the global oversupply of polysilicon since late 2008 and the resulting pricing pressure, the average selling price of our polysilicon decreased by 7% in 2011 as compared to that in 2010 and further decreased by 59.3% in 2012 as compared to that in 2011. The decrease of the polysilicon market price in turn adversely affected our revenues in 2010, 2011 and 2012.

We generated revenues of $252.8 million, $232.2 million and $86.9(2) million from continuing operations in 2010, 2011 and 2012, respectively. We achieved net income attributable to our shareholders of $68.6 million and $33.3 million in 2010 and 2011, respectively. We incurred net loss attributable to our shareholders of $111.9 million in 2012. Our revenues from continuing operations in 2010 include $217.9 million generated from sales of polysilicon, $34.9 million from sales of wafers. In 2011, our revenues from continuing operations include $218.9 million generated from sales of polysilicon and $13.2 million generated from sales of wafers. In 2012, our revenues from continuing operations include $73.5 million generated from sales of polysilicon, $10.6 million generated from sales of wafers and $2.8 million from ingot and block manufacturing outsourcing services.

We have entered into framework agreements with some of our customers. These contracts typically contain binding terms related to the sales volumes of our photovoltaic products during the contract period. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are placed. Such pricing determination method has caused, and is expected to continue to cause, fluctuations in our revenues and results of operations. In 2010, our top three customers, Yingli Green Energy, Solargiga and Solarfun, accounted for approximately 13.9%, 12.5% and 8.7% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 35.1% of our total revenues. During 2011, our top three customers, Tianwei New Energy, Hanwha SolarOne and Yingli Green Energy, accounted for approximately 13.0%, 11.2% and 11.0% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 35.2% of our total revenues. In 2012, our top three customers, Yingli Green Energy , Solargiga and Jiangxi Sornid, accounted for approximately 25.0%, 8.6% and 7.3% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 40.9% of our total revenues.

Notes:

(1)	Excluding 617 MT polysilicon produced in Xinjiang facilities during the pilot production period.
(2)	Excluding 323 MT polysilicon sold from Xinjiang facilities during the pilot production period.

Cost of revenues

Our cost of revenues primarily consists of:

•	depreciation of property, plant and equipment;

•	electricity and other utilities, such as steam, water and natural gas;

•	raw materials, including metallurgical grade silicon, liquid chlorine, nitrogen, calcium oxide and hydrogen;

•	direct labor, including salaries and benefits for personnel directly involved in production activities; and

•	processing fees paid to wafer and cell manufacturers pursuant to tolling arrangements.

Due to our capacity expansion, depreciation in absolute terms has increased significantly. This trend will continue if we further expand our polysilicon production capacity or conduct technology improvement. We also expect that our total cost of revenues will increase as we increase our sales volume.

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

Research and development expenses

Our research and development expenses consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses to increase significantly in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products, and expand our polysilicon manufacturing business. In the fourth quarter of 2012, the Company incurred additional research and development expenses for our Xinjiang Phase 2 polysilicon facilities to achieve the targets for product quality, capacity and cost during the pilot production period, which are not expected to recur.

Other operating income

Our other operating income reflects government subsidies that we receive from time to time, including financial incentives from Chongqing and Xinjiang local government. We record government subsidies as other operating income when we receive them. The amount and timing of subsidies cannot be predicted with certainty.

Fixed asset impairment loss

We recognized $34.7 million and $42.8 million impairment loss for the long-lived assets of our wafer facilities in 2011 and 2012 respectively. The impairment loss of long-lived assets of our wafer facilities reflects the impact of year-on-year market challenges that have had an adverse effect on the profit-generating ability of these assets.

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

PRC tax

Our Chinese subsidiaries are foreign invested enterprises in China. Under the EIT Law, the Chinese enterprise income tax rate is 25%. However, qualified enterprises located in central or western China may enjoy preferential tax rate under a series of national policies adopted to encourage investment in central and western China.

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

Chongqing Daqo, our wholly owned Chinese subsidiary and a foreign-invested enterprise established in the central and western region in China, is entitled to a preferential income tax rate of 15% from the date of its establishment to December 31, 2010. Chongqing Daqo is qualified as a “Chongqing Municipality High and New Technology Enterprise,” which entitles it a preferential income tax rate of 15%. Chongqing Daqo received its first qualification in November 2009 for a three-year period. The status was renewed in November 2012 for addition three years till November 2015 and the status can be reapplied for additional three-year terms upon Chongqing Daqo’s application and the government’s approval. Xinjiang Daqo is in the process of applying for “High and New Technology Enterprise” status, which entitles it to enjoy the preferential income tax rate of 15%.

Daqo New Material, our consolidated variable interest entity and a domestic Chinese enterprise, is subject to an income tax rate of 25%.

Under the EIT Law and implementation regulations issued by the State Council of China, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax and such non-resident enterprise is the beneficial owner of the dividends, interests, rent, royalties and gains on transfers of property. The Cayman Islands, where Daqo Cayman is incorporated, does not have such a tax treaty with China. However, we intend to reinvest all of Chongqing Daqo’s undistributed earnings into our capacity expansion and/or technology improvement and do not plan to distribute any of the earnings as dividends in the foreseeable future and, accordingly, we have not set aside provision for Chinese dividend withholding tax. If we do distribute these earnings in the form of dividends, we will be subject to the withholding tax at a rate of 10%.

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

Revenue recognition

We generate revenues primarily from the sale of polysilicon and wafer and recognize revenues when all of the following conditions are met: persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery of the products has occurred, title and risk of loss have transferred to customers and collectability of receivable is reasonably assured. Our polysilicon sales agreements with our customers typically do not contain product warranties except for return and replacement of defective products within a period ranging from 3 to 30 days from delivery. In addition, our agreements do not contain post-shipment obligations or any other return or credit provisions.

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

Impairment of long-lived assets

We evaluate our long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planed changes in the use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. We make subjective judgments in determining the independent cash flows that can be related to a specific asset group based on the asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in the operations by comparing the carrying value of the asset group to the estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value. We determine the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporate assumptions that it believes marketplace participants would utilize. The impairment charges for the years ended December 31, 2010, 2011 and 2012 were $nil, $38,512,376 (among which $3,844,799 was included in loss from discontinued operations) and $42,754,481, respectively. The impairment loss incurred in fiscal year 2012 was related to the impairment of long-lived assets of the wafer business, and was triggered primarily by the significant decrease in average selling prices for wafers that was experienced in 2012.

Valuation of Deferred Tax Assets

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. Deferred income taxes are recognized for (1) temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, or (2) net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability. A valuation allowance of $37.7 million was established for the year ended December 31, 2012.

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

Share-based compensation expenses

On October 31, 2009, we granted options to purchase a total of 5,350,000 ordinary shares to our officers, directors, employees and consultants pursuant to our 2009 share incentive plan. The original exercise price of all of the options was $1.38 per share, which was re-priced to $0.25 per share on April 3, 2013 with the approval of our board of directors. Twenty-five percent of the ordinary shares subject to the options will vest one year following the grant date, and the remaining seventy-five percent of the ordinary shares subject to the option will vest in 36 equal monthly installments over the next three years. We did not grant any options or other equity incentives to any officer, director, employee or consultant before October 2009.

On October 6, 2010, we granted options to acquire 120,000 ordinary shares to independent directors pursuant to the Option Plan. Thirty percent (30%) of the ordinary shares subject to the Option Plan will vest one year following the grant date, thirty percent (30%) of the ordinary shares subject to the Option Plan will vest on the second year anniversary of the grant date, and the remaining forty percent (40%) of the ordinary shares subject to the Option Plan will vest on the third year anniversary of the grant date. These options were granted in anticipation of services to be provided during the respective service periods. The original exercise price of these options was $1.90 per share which was re-priced to $0.25 per share on April 3, 2013.

On December 3, 2010, we granted options to acquire 2,190,000 ordinary shares to certain officers, directors and employees pursuant to the Option Plan. The ordinary shares subject to the Option Plan will vest in four equal annual installments, with the first installment vesting one year following the grant date. These options were granted in anticipation of services to be provided during the respective service periods. The original exercise price of these options was $2.35 per share which was re-priced to $0.25 per share on April 3, 2013.

On January 9, 2012, we granted options to acquire 1,190,000 ordinary shares to certain independent directors, officers and employees pursuant to the Option Plan. For the independent directors, thirty percent (30%) of the ordinary shares subject to the Option Plan will vest one year following the grant date, thirty percent (30%) of the ordinary shares subject to the Option Plan will vest on the second year anniversary of the grant date, and the remaining forty percent (40%) of the ordinary shares subject to the Option Plan will vest on the third year anniversary of the grant date. For the officers and employees, twenty-five percent (25%) of the ordinary shares subject to the options will vest one year following the grant date, and the remaining seventy-five percent (75%) of the ordinary shares subject to the option will vest in 36 equal monthly installments over the next three years. These options were granted in anticipation of services to be provided during the respective service periods. The original exercise price was $0.42 per share, which was re-priced to $0.25 per share on April 3, 2013.

On April 3, 2013, we granted options to acquire 140,000 ordinary shares to a certain independent director pursuant to the Option Plan. The exercise price is $0.25 per share. Thirty percent (30%) of the ordinary shares subject to the Option Plan will vest as of 24 December 2013, another thirty percent (30%) will vest as of 24 December 2014, and the remaining forty percent (40%) will vest as of 24 December 2015. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price is $0.25 per share.

As of the end of 2012, a total number of 1,670,500 options have been forfeited due to grantees’ departure from the company.

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

With respect to options granted on January 9, 2012, we estimated the fair value of share options granted using the Binomial option pricing model with the assistance of the independent appraiser, which requires the input of highly subjective assumptions, including the expected life of the share options, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share options represent management’s best estimates. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize the expense only for those shares expected to vest. These estimates are based on past employee-retention rates. We will prospectively revise our estimated forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures of these share options.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2010	2011	2012
Revenues
Polysilicon	$217,921,352	$218,915,487	$73,450,807
Other products	34,893,475	13,254,092	13,407,594

Total revenues	252,814,827	232,169,579	86,858,401
Cost of revenues	(144,651,384)	(144,946,025)	(124,290,384)

Gross profit (loss)	108,163,443	87,223,554	(37,431,983)
Operating expenses/income:
Selling, general and administrative expenses	(15,228,994)	(13,088,538)	(12,930,198)
Research and development expenses	(1,385,611)	(744,322)	(4,130,533)
Other operating income	4,084,696	12,029,030	8,729,301
Long-lived asset impairment	—	(34,667,577)	(42,754,481)

Total operating expenses	(12,529,909)	(36,471,407)	(51,085,911)

Income (loss) from operations	95,633,534	50,752,147	(88,517,894)
Interest expense	(9,849,732)	(9,258,296)	(15,408,023)
Exchange gain (loss)	(579,189)	148,676	(55,800)
Interest income	539,398	1,846,956	990,117

Income (loss) before income taxes	85,744,011	43,489,483	(102,991,600)
Income tax expense	(13,256,751)	(2,717,561)	(10,253,587)

Net income (loss) from continuing operations	72,487,260	40,771,922	(113,245,187)
Total income (loss) from discontinued operation	(3,339,527)	(5,857,810)	(2,392,228)

Net income	69,147,733	34,914,112	(115,637,415)
Net income (loss) attributable to noncontrolling interest	576,476	1,590,160	(3,708,474)

Net income (loss) attributable to Daqo New Energy Corp.’s shareholders	$68,571,257	$33,323,952	$(111,928,941)

Year ended December 31, 2012 Compared to Year ended December 31, 2011 for continuing operations

Total revenues. Our total revenues decreased by 62.6% from $232.2 million in 2011 to $86.9 million in 2012. The decrease in total revenues was primarily attributable to precipitous fall of the sales price of our polysilicon throughout 2012. The revenues derived from wafer sales increased from $13.3 million in 2011 to $13.4 million in 2012, which was primarily due to higher shipment offset by lower average selling price. The revenue derived from polysilicon decreased significantly from $218.9 million in 2011 to $73.5 million in 2012, which was due to the combined effect of a volume decrease from 3,947 MT in 2011 to 3,262 MT in 2012 exacerbated by a 54.5% decrease in polysilicon average selling price during 2012.

Cost of revenues. Our cost of revenues decreased by 14.2 % from $144.9 million in 2011 to $124.3 million in 2012. The decrease in costs of revenues was primarily attributable to a decrease of $20.1 million in costs of revenues for polysilicon offset by a slight increase of $0.6 million in costs of revenues for wafers. The costs of revenues for polysilicon was primarily due to significant production volume shrinkage in 2012 as compared to 2011.

Gross profit (loss). Our gross profit decreased by 142.9% from $87.2 million in 2011 to negative $37.4 million in 2012. Our gross margin decreased from 37.6% in 2011 to negative 43.1% in 2012. The decrease in profit margin was primarily due to the lower average selling price of polysilicon and wafers.

Selling, general and administrative expenses. Our selling, general and administrative expenses were $12.9 million in 2012 compared to $13.1 million in 2011. The decrease was primarily due to the Company’s effort on cost reduction.

Research and development expenses. Our research and development expenses increased from $0.7 million to $4.1 million, and increased as a percentage of total revenues from 0.3% in 2011 to 4.7% in 2012. The Company incurred additional research and development expenses for our Xinjiang Phase II polysilicon facilities to achieve the targets for quality, capacity and cost during the pilot production period, which are not expected to recur.

Fixed asset impairment loss. We recognized a $42.8 million impairment loss for the long-lived assets of our wafer business in 2012. The impairment loss of long-lived assets of wafer was to reflect the less than expected profit-generating ability of the assets. In 2011, the Company recognized an impairment loss for the long-lived assets of its wafer facilities of $34.7 million.

Other operating income. Other operating income decreased from $12.0 million in 2011 to $8.7 million in 2012, which mainly consisted of unrestricted cash incentives that we received from local government authorities, which fluctuates from period to period at the discretion of the government.

Interest expense and income. Our net interest expenses increased from $7.4 million in 2011 to $14.4 million in 2012. The increase from 2011 was primarily due to the increase of the Company’s loan balance related to Xinjiang project.

Income tax expense. Our income tax expenses were $10.3 million, compared to $2.7 million for 2011. In consideration of the uncertainty in the solar market, the Company determined it was more-likely-than-not that our deferred tax assets would not be utilized before they expire. Thus a valuation allowance of $37.7 million for deferred tax asset was recorded for the year ended December 31, 2012.

Net income (loss) attributable to our shareholders. As a result of the factors described above, we had net loss attributable to our shareholders of $111.9 million for 2012, compared to net income of $33.3 million for 2011.

Year ended December 31, 2011 Compared to Year ended December 31, 2010 for continuing operations

Total revenues. Our total revenues decreased by 8.2% from $252.8 million in 2010 to $232.2 million in 2011. The revenues derived from wafer sales decreased from $34.9 million in 2010 to $13.3 million in 2011, which was primarily due to the lower average selling price. The revenue derived from polysilicon increased slightly from $217.9 million to $218.9 million in 2012, which was due to the combined effect of a volume increase from 3,650 MT in 2010 to 3,947 MT in 2011 offset by a 7% decrease in polysilicon average selling price during 2011.

Cost of revenues. Our cost of revenues increased by 0.1% from $144.7 million in 2010 to $144.9 million in 2011. The increase in costs of revenues was primarily attributable to an increase of $10.3 million in costs of revenues for polysilicon which was primarily due to larger production volume in 2011 as compared to 2010.

Gross profit. Our gross profit decreased by 19.4% from $108.2 million in 2010 to $87.2 million in 2011. Our gross margin decreased from 42.8% in 2010 to 37.6% in 2011. The decrease in profit margin was primarily due to the lower average selling price of polysilicon and higher shipment volume combined with the impact of non-cash inventory write-down in 2011.

Selling, general and administrative expenses. Our selling, general and administrative expenses were $13.1 million in 2011 compared to $15.2 million in 2010.

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

Fixed asset impairment loss. We recognized a $34.7 million impairment loss for the long-lived assets of our wafer business in 2011. The impairment loss of long-lived assets of wafer was to reflect the assets’ lower than expected profit-generating ability due to a sharp decline in the spot market price of wafer.

Other operating income. Other operating income increased significantly from $4.1 million to $12.0 million, which mainly consisted of unrestricted cash incentives that we received from local government authorities, fluctuates from period to period at the discretion of the government.

Interest expense and income. Our net interest expenses decreased from $9.3 million in 2010 to $7.4 million in 2011. The decrease from 2010 was primarily due to $1.3 million increase in interest income due to the time deposits in 2011 and $0.6 million decrease in interest expenses due to the higher interest capitalization in 2011.

Income tax expense. Our income tax expenses were $2.7 million, compared to $13.3 million for 2010. The decrease was primarily due to the lower income before tax in 2011 and the decreased effective tax rate mainly due to the effect of a different income tax rate being applied to the reversal of temporary difference.

Net income attributable to our shareholders. As a result of the factors described above, we had net income attributable to our shareholders of $33.3 million for 2011, compared to net income of $68.6 million for 2010.

Recent Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02, Impairment of Indefinite-Lived Intangible Assets, an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income. Under the guidance, an entity is required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under US GAAP to be reclassified in its entirety to net income. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under US GAAP that provide additional detail about those amounts. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. We have early adopted this pronouncement.

In March 2013, the FASB issued ASU 2013-05, an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. Under the guidance, the cumulative translation adjustment should be released into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment which is a foreign entity. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. We have early adopted this pronouncement.

Inflation

In recent years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 were increases of 4.6%, 4.1% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.	Liquidity and Capital Resources

Liquidity

As of December 31, 2012, although we had a net loss for the year, we believe that our cash, cash equivalents, the financial support from our related party, Daqo Group, cash flows from operating activities, and continued support from financial institutions located in the PRC, in the form of renewed and additional short-term loan facilities (including trade financing), will be sufficient to meet our working capital, capital expenditure and repayment of bank borrowings needs that will arise in 2013 and beyond. We intend to continue to carefully execute our operating plans and manage credit and market risk. However, if our financial results or operating plans change from our current assumptions, our liquidity could be negatively impacted.

The following significant developments in 2012 have impacted our liquidity or are expected to impact our liquidity:

•

The solar industry is being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis. These factors have contributed to declining average selling prices for our products. The average selling price (“ASP”) of polysilicon has fallen from nearly $60 per kilogram (“kg”) in 2010 to almost $23 per kg in 2012.

•	For the year ended December 31, 2012, we incurred an operating loss of $88.5 million.

•	During the year ended December 31, 2012, we experienced negative cash flow from operations of $10.3 million, primarily as a result of the net loss incurred by us.

•

As of December 31, 2012, our current liabilities exceed our current assets by $163.8 million. While we had cash and cash equivalents of $6.7 million, it had short-term bank borrowings of $51.3 million all due within one year and the current portion of long-term debt amounting to $69.0 million, which is restricted to purchase of fixed assets and not expected to be renewed.

As noted above, financial support from Daqo Group, cash generated from operations and short-term financing is our primary source of operating liquidity and we believe that cash flows from operations combined with our existing cash and cash equivalents, and facilities currently available, and those expected to be renewed will be sufficient to satisfy our obligations when they fall due.

The following plans and actions are being taken to effectively manage our liquidity:

•

On April 12, 2013, we obtained an irrevocable, legally enforceable letter of financial support from our shareholders, who have committed to provide sufficient financial support to us to ensure we have the funds required to satisfy our obligations as they come due in the normal course, through Daqo Group. Further, the support letter provides that Daqo Group will not require us to pay intercompany debts, if any, provided under the letter of support or the amount owed to the Daqo Group and subsidiaries of Daqo Group, Daqo Solar and Xinjiang Daqo Investment as of March 31, 2013, before January 1, 2014.

•

We have taken or are in the process of taking a number of cost reduction initiatives. For example, we have constructed our phase 2 production facilities in Xinjiang and began commercial production in January 2013. The cash cost to produce polysilicon at the Xinjiang facilities is estimated to be significantly lower than that of our current facilities. Further, we are in the process of implementing the hydrochlorination project at our facilities in Chongqing, which is expected to significantly reduce the cash cost of producing polysilicon, although not to the extent of the facilities in Xinjiang.

•

While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we have renewed or rolled over all of our short-term bank loans upon the maturity date of the loans and has assumed we will continue to be able to do so. From January 1, 2013 to April 22, 2013, we obtained short-term bank borrowings of $22.4 million and obtained a bank acceptance note credit facility of $4.8 million.

•

We have performed a review of our cash flow forecast for the twelve months ending December 31, 2013. We believe that our operating cash flow will improve significantly in 2013 and that our operating cash flow will be positive. While management believes the forecast is based on reasonable assumptions, significant assumptions of this forecast include: we are assuming that there will be gradual increases in ASP throughout the year 2013 and will realize significant cost savings as a result of the low electricity cost in Xinjiang and certain technology improvement projects in Chongqing. The preliminary results for the first quarter of 2013 shows an increase in the ASP for the three-month period ended March 31, 2013. This trend is consistent with our expectation.

Based on the abovementioned factors, management believes that adequate sources of liquidity will exist to fund our working capital and capital expenditures requirements, and to meet our short term debt obligations, other liabilities and commitments as they become due.

Cash Flows and Working Capital

Polysilicon production requires intensive capital investment. Due to our relatively short operating history, our financing is primarily through advances from customers and financing from Daqo Group, in addition to cash flow from sales of polysilicon, bank borrowings, and the proceeds of our initial public offering in October 2010. Furthermore, a substantial portion of our outstanding indebtedness is guaranteed by Daqo Group. In the future, we may rely upon Daqo Group to provide additional guarantees for our indebtedness or direct assistance if our cash on hand and cash flow from our operations are insufficient for our future capital needs. The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Net cash provided by (used in) operating activities	$125,623	$44,858	$(10,307)
Net cash used in investing activities	(49,818)	(274,139)	(102,922)
Net cash provided by financing activities	45,556	112,781	27,144
Effect of exchange rate changes	860	5,561	67

Net increase (decrease) in cash and cash equivalents	122,221	(110,939)	(86,018)
Cash and cash equivalents at the beginning of the year	81,414	203,636	92,697
Cash and cash equivalents at the end of the year	$203,635	$92,697	6,679

Supplemental disclosure of cash flow information:
Interest paid	$5,240	$10,991	$15,555
Income taxes paid	625	18,861	8,053
Net cash outflow on the disposition	—	—	2,656
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	$16,701	$41,302	$46,595

As of December 31, 2012, we had $10.6 million in restricted cash and $6.7 million in cash and cash equivalents. Approximately $2.5 million, $0.2 million and $8.9 million of our restricted cash and cash and cash equivalents were held by Chongqing Daqo, Daqo New Material and Xinjiang Daqo, respectively, in RMB. Restricted cash was primarily comprised of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit and notes in support of our purchases of property, plant and equipment. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturities of three months or less.

As of December 31, 2012, we had a working capital deficit (being our total consolidated current liabilities less our total consolidated current assets) of $163.8 million. We had cash, cash equivalents and restricted cash of $17.3 million and short-term and long-term liabilities of $120.3 million and $187.5 million, respectively, as of December 31, 2012. As of December 31, 2012, we have total capital commitment of $20.5 million. These factors initially raised substantial doubt as to our ability to continue as a going concern.

In response to these circumstances, our major shareholders, which have sufficient capital and liquidity available, provided a legally binding commitment to us to provide the necessary financial support to us through Daqo Group, an affiliated company, if necessary. In addition, as of December 31, 2012, we have $36.9 million of unused committed and available bank standby credit facilities. In March and April 2013, we obtained two one-year bank facilities, which include $22.4 million (RMB 140 million) bank loan facility and $4.8 million (RMB 60 million) facility for bank accepted notes. In summary, our continuation as a going concern is dependent upon continued financial support from our major shareholders, our ability to continue to obtain other sources of financing and our operating cash flow in 2013. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We are facing significant working capital pressure in the current challenging market environment. Our major shareholders have committed to provide financial support to us to meet our working capital requirements and obligations as they come due. If the market continues to deteriorate and we are not able to obtain adequate financial support from our major shareholders or from other sources, we may face the risk of not being able to continue as a going concern.”

Operating Activities

Net cash used in operating activities for the year ended December 31, 2012 was negative $6.8 million, primarily resulting from $92.1 million of cash we received from the sale of our products, our payments for raw materials and utilities of $69.2 million, taxes paid of $10.8 million, and employee salaries and welfare payment of $19.5 million.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2012 was $106.7 million. Net cash used in investing activities for the year ended December 31, 2012 primarily resulted from payments for the purchase of property, plant and equipment in a total amount of $109.5 million combined with the increase of restricted cash of $0.08 million that we placed in our bank accounts, the notes in support of our purchases of property, plant and equipment, and a $2.7 million net proceeds from disposal of our module business.

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

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2012 was $27.1 million, primarily resulting from the proceeds received from the bank borrowings and other borrowings in the amount of $129.5 million offset by the repayment of bank borrowing in the amount of $103.6 million.

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

Capital Expenditures

We made capital expenditures of $252.7 million and $105.7 million for the construction of our polysilicon, wafer and module production facilities and purchase of polysilicon, wafer and module production equipments in 2011 and 2012, respectively. Our capital expenditures will increase in the future. We expect that we will require approximately $25.8 million for capital expenditures in 2013 which will be used primarily for technical improvements and equipment enhancements for our Phase 1 polysilicon facilities in Wanzhou. We intend to use cash generated from operating activities and take other actions to obtain alternative sources of financing, such as obtaining loan facilities from financial institutions or entering into capital lease arrangements to meet our capital expenditure requirements. For additional information, see also “—Liquidity and Capital Resources” and “Item 4. Information on the Company—B. Business Overview—Manufacturing Capacity” in this annual report. Holding Company Structure

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

We successfully completed the construction of our Phase 2 facilities in Xinjiang in September 2012 and ramped up the production at our Phase 2 facilities in Xinjiang by the end of March 2013. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2012 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Contractual obligations:
Long-term debt (1)(2)	$256,527	$69,006	$131,353	$56,168	$—
Other long-term liabilities reflected on our balance sheet (3)	1,126	—	1,126	—	—
Capital commitments (4)	20,497	20,497	—	—	—
Operating lease obligations (5)	209	162	47	—	—
Total obligations	$278,359	$89,665	$132,526	$56,168	$—

Notes:

(1)	Includes floating rate interest payments. Our floating rate debts are all RMB-denominated and the interest rates will be adjusted annually by the lenders based on the updated benchmark interest rates published by the People’s Bank of China. Our weighted average floating interest rate as of December 31, 2012 was 6.92%, which was used for the calculation of the total amount of our long-term debts.
(2)	As of December 31, 2012, long-term bank loans in the amount of $187.5 million were guaranteed by Daqo Group.

(3)	Includes long-term payables for purchase of property, plant and equipment and advance from customers.
(4)	Represents commitments relating to our purchase of property, plant and equipment for our production capacity expansion, including payment commitments to our project contractors.
(5)	Represents Chongqing Daqo’s obligation under the lease agreement for use of its Shanghai office until April 2014.

G.	Safe Harbor

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Guangfu Xu	70	Chairman of the board of directors
Xiang Xu	42	Director
Dafeng Shi	41	Director
Gongda Yao	54	Director and chief executive officer
Fumin Zhuo	60	Independent Director
Rongling Chen	70	Independent Director
Minsong Liang	44	Independent Director
Shuming Zhao	60	Independent Director
Arthur Wong	53	Independent Director
Bing Sun	41	Chief financial officer
Tracy Tianqun Zhou	51	Chief marketing officer
Guoping Zhu	41	Chief technology officer

Mr. Guangfu Xu is the chairman of our board of directors. Mr. Xu is principally responsible for formulating our strategic development objectives. Mr. Xu has been the chairman and general manager of Daqo Group since January 1984 and currently holds directorship positions with 27 subsidiaries and affiliated entities of Daqo Group. Mr. Xu joined Xinba General Company, the predecessor entity of Daqo Group, in 1966 and has been instrumental in building Daqo Group from a small township and village enterprise to a leading manufacturer of electrical systems in China. Mr. Xu is a member of the Ninth People’s Congress of Jiangsu Province and the vice chairman of the Standing Committee of the Ninth Yangzhong City People’s Congress. Mr. Xu was named a National Township and Village Entrepreneur by the Ministry of Agriculture of China in 2001 and 2002. Mr. Xu graduated from secondary school in 1960.

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

Mr. Dafeng Shi is one of our directors. Mr. Shi was serving as a director of the Company since its initial public offering until October 2011. Mr. Shi has been the vice president for finance of Daqo Group since January 2006 and currently holds directorship positions with four subsidiaries and affiliated entities of Daqo Group. Prior to joining Daqo Group, Mr. Shi served as the vice president of Yangzhong Tianyuan Accounting Firm from 2000 to 2001. Mr. Shi received his bachelor’s degree in economic management from the Correspondence Institute of the Central Party School in 1997 and his associate degree in accounting from Nanjing University of Finance & Economics in 1992. Mr. Shi received his master degree of professional accountancy from The Chinese University of Hong Kong. Mr. Shi is a Certified Public Accountant in China.

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

Mr. Fumin Zhuo is one of our independent directors. Mr. Zhuo has served as our director since November 2009. Mr. Zhuo has also served as independent directors to SRE Group Ltd., a company listed on the Hong Kong Stock Exchange and China Enterprise Company Limited, a company listed on the Shanghai Stock Exchange. Mr. Zhuo has also served as non-executive directors to Besunyen Holdings Company Limited, a company listed on the Hong Kong Stock Exchange and Grandhope Biotech Co., Ltd. a company listed on the Shanghai Stock Exchange. Mr. Zhuo has over two decades experience in investment and corporate management. Mr. Zhuo is currently a managing partner of Granite Global Ventures III L.L.C., a general partner of SIG Capital Limited and Chairman of Venture Star Investment (HK) Limited. Prior to joining SIG Capital Limited in July 2005, Mr. Zhuo served as the chairman and chief executive officer of Vertex China Investment Company, a company concentrating in investments in the Greater China region since July 2002. From 1995 to July 2002, Mr. Zhuo was the chief executive officer of Shanghai Industrial Holding Ltd. and the chairman of SIIC Medical Science & Technology (Group). Prior to that starting in 1987, Mr. Zhuo served as chief assistant officer of the Shanghai Economic System Reform Committee. Mr. Zhuo has extensive experience in venture capital fund formation, mergers and acquisitions, and investment management. Mr. Zhuo received his master’s degree in economics from Fudan University and his bachelor’s degree in enterprise management from Shanghai Jiaotong University’s Electrical Engineering School.

Mr. Rongling Chen is one of our independent directors. Mr. Chen has served as our director since October 2010. Mr. Chen has served as an independent director to Tianjin Zhonghuan Semiconductor Co., Ltd., a company listed on Shenzhen Stock Exchange. Between 2010 and 2012 Mr. Chen was a vice president of Applied Materials and chief administration officer of Applied Materials China. Mr. Chen was an executive advisor of IMEC, a leading advanced semiconductor R&D center based in Belgium, and also a senior advisor and chairman of China advisory board to SEMI, a global industry association serving the manufacturing supply chains for the microelectronic, display and photovoltaic industries. Mr. Chen started working for Applied Materials in 1984, and has served in various senior positions, including vice president, chairman of Applied Materials China and head of China marketing and corporate affairs, before retiring in 2012. Mr. Chen received his bachelor’s degree in semiconductor devices and materials from Zhe Jiang University.

Dr. Minsong Liang is one of our independent directors. Dr. Liang has served as our director since October 2011. Dr. Liang is currently a co-managing partner of CLA Partners, a boutique investment banking firm in China. Dr. Liang serves as an independent director to Qingdao Eastsoft Communication Technology Co. Ltd., a company listed on Shenzhen Stock Exchange and to Yunnan International Trust & Investment Co., Ltd., a financial services company in China. Prior to joining CLA Partners, Dr. Liang has held various management positions at China Securities Regulatory Commission and State-owned Assets Management Commission of Yunnan Province. Dr. Liang received his Ph.D. in economics from the University of Michigan at Ann Arbor and J.D. from New York University School of Law. He received his bachelor’s degree in economics from Beijing University.

Mr. Shuming Zhao is one of our independent directors. Mr. Zhao has served as our director since October 2011. Mr. Zhao is dean of the Nanjing University School of Business. In addition, Mr. Zhao is an adjunct professor at the University of Southern California Marshall School of Business, Claremont Graduate University, Macau University of Science and Technology and Nanjing University of Post and Telecommunications. Mr. Zhao serves as independent directors to Jiangsu Little Swan Ltd. in China and MFC Industrial Ltd., a NYSE-listed Canadian company. Mr. Zhao received his bachelor’s degree in English language from Nanjing University and a master’s degree in education and a Ph.D. in management, both from Claremont Graduate University.

Mr. Arthur Wong is one of our independent directors. Mr. Wong has served as our director since December 2012. Mr. Arthur Wong is the Chief Financial Officer of Beijing Radio Cultural Transmission Company Limited. He also currently serves as an independent director for VisionChina Media Inc. and China Automotive Systems, Inc., both listed on the NASDAQ, and Besunyen Holdings Company Limited, a company listed on the Hong Kong Stock Exchange. From 2008 to 2012, Mr. Wong served as Chief Financial Officer for Asia New-Energy, Nobao Renewable Energy and GreenTree Inns Hotel Management Group sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, most recently as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

Mr. Bing Sun is our chief financial officer. Mr. Sun joined us, as our chief financial officer in February 2012, from Shunda Holdings Co, a solar photovoltaic company based in China, where he was the Chief Financial Officer since June 2008. Prior to Shunda Holdings, Mr. Sun was financial controller at BCD Semiconductor, a leading analog integrated device manufacturer in China from April 2007 to June 2008. Mr. Sun’s earlier experiences include serving as audit manager at Deloitte Touche Tohmatsu and compliance manager at The Brinks Company. Mr. Sun holds MBA degree with concentration in accounting from Virginia Commonwealth University and he is a U.S. Certified Public Accountant.

Dr. Tracy Tianqun Zhou is our chief marketing officer. Dr. Zhou has served as our chief marketing officer since October 2012. Dr. Zhou served as our chief technology officer between January 2009 and October 2012. Prior to joining us in January 2009, Dr. Zhou served as a product manager at Silicon Quest International in Santa Clara, California from January 2008. From 2004 to 2008, Dr. Zhou was the senior field applications engineer at MEMC Electronics Materials, Inc. in San Jose, California. Before that, Dr. Zhou was the silicon business unit manager at West Coast Quart from 2001 to 2004, operations director at Unisil Corp from 1998 to 2001 and senior process engineer at Mitsubishi Silicon America (now Sumco) from 1994 to 1998. Dr. Zhou received her Ph.D. in materials science and engineering from North Carolina State University in 1993 and a master’s degree from the Shanghai Institute of Ceramics in 1986. Dr. Zhou received her bachelor’s degree in chemistry from the University of Science and Technology of China in 1982.

Mr. Guoping Zhu is our chief technology officer. Mr. Zhu has served as our chief technology officer since October 2012. Mr. Zhu joined our company in August 2006 and was previously the deputy general manager of Xinjiang Daqo. Prior to his tenure in Xinjiang, Mr. Zhu served as a technologist and deputy general manager at Chongqing Daqo Group. Mr. Zhu has over 18 years of experience in chemical, materials, and electric industries. He holds a bachelor’s degree from Tianjin University of Science and Technology.

Composition of Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration. Subject to our Third Amended and Restated Memorandum and Articles of Association, the directors may exercise all the powers of our company to borrow money, mortgage his or her undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. We have a majority independent board and fully independent audit committee, compensation committee and nominating and corporate governance committee, and are in full compliance with applicable SEC and NYSE rules regarding the board and committee composition.

B. Compensation

In 2012, our aggregate payments of cash to directors or executive officers was approximately $0.6 million. In 2012, our directors and executive officers received options under our share incentive plan. See “—Share Incentive Plan.”

Share Incentive Plan

In August 2009, we adopted the 2009 share incentive plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 15,000,000 ordinary shares upon the exercise of awards granted under the Option Plan. As of the date of this annual report, options to purchase a total of 8,990,000 of our ordinary shares have been granted and 6,951,979 are outstanding.

The following paragraphs summarize the terms of the Option Plan.

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

Name	Ordinary Shares Underlying Options Awarded	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Guangfu Xu	*	$0.25	October 31, 2009	October 30, 2019
Guangfu Xu	*	$0.25	December 3, 2010	December 2, 2020
Xiang Xu	*	$0.25	October 31, 2009	October 30, 2019
Xiang Xu	*	$0.25	December 3, 2010	December 2, 2020
Dafeng Shi	*	$0.25	October 31, 2009	October 30, 2019
Dafeng Shi	*	$0.25	December 3, 2010	December 2, 2020
Gongda Yao	*	$0.25	October 31, 2009	October 30, 2019
Gongda Yao	*	$0.25	December 3, 2010	December 2, 2020
Rongling Chen	*	$0.25	October 6, 2010	October 5, 2020
Shuming Zhao	*	$0.25	January 9, 2012	January 8, 2022
Fuming Zhuo	*	$0.25	January 9, 2012	January 8, 2022
Minsong Liang	*	$0.25	January 9, 2012	January 8, 2022
Tracy Tianqun Zhou	*	$0.25	October 31, 2009	October 30, 2019
Tracy Tianqun Zhou	*	$0.25	December 3, 2010	December 2, 2020
Guoping Zhu	*	$0.25	October 31, 2009	October 30, 2019
Guoping Zhu	*	$0.25	December 3, 2010	December 2, 2020
Bing Sun	*	$0.25	January 9, 2012	January 8, 2022
Arthur Wong	*	$0.25	April 3, 2013	April 2, 2013

Directors and officers as a group	5,865,000	$0.25
Other individuals as a group	*	$0.25	October 31, 2009	October 30, 2019
	*	$0.25	December 3, 2010	December 2, 2020
	*	$0.25	January 9, 2012	January 8, 2022
Total	6,951,979

*	Less than 1% of our outstanding ordinary shares.

C.	Board Practices

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

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Mr. Arthur Wong, Mr. Rongling Chen and Dr. Minsong Liang, and is chaired by Mr. Wong. All of our audit committee members satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Wong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2012, our audit committee held meetings or passed resolutions by unanimous written consent five times.

Compensation Committee

Our compensation committee consists of Mr. Fumin Zhuo, Mr. Arthur Wong and Mr. Rongling Chen, and is chaired by Mr. Zhuo. All of our compensation committee members satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2012, our compensation committee had not hold meetings or pass resolutions. In March 2013, our compensation committee passed resolutions regarding adjustments to directors’ compensation and modification of option programs of certain directors.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Shuming Zhao, Mr. Arthur Wong and Mr. Rongling Chen, and is chaired by Mr. Zhao. All of our corporate governance and nominating committee members satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2012, our corporate governance and nominating committee had not held meetings or passed resolutions by unanimous written consent.

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

As of December 31, 2012, we employed 1,545 employees, including 960 in manufacturing, 188 in equipment maintenance, 102 in quality assurance, 20 in purchasing, 60 in research and development, 5 in sales and marketing and 166 in general and administrative. In addition, we engaged independent contractors and temporary personnel from time to time. All of these employees and independent contractors are located at our facilities in Wanzhou and Xinjiang, China. As of December 31, 2012, we employed approximately 44 temporary personnel through third-party contractors.

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

The calculations in the table below are based on 172,877,433 ordinary shares outstanding as of the date of this annual report.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Guangfu Xu (1)	39,931,250	23.1%
Xiang Xu (2)	15,451,250	8.9
Dafeng Shi (3)	6,080,834	3.5
Fumin Zhuo (4)	14,076,667	8.1
Gongda Yao (5)	*	*
Rongling Chen (6)	*	*
Minsong Liang (7)	*	*
Shuming Zhao (8)	*	*
Arthur Wong (9)	*	*
Tracy Tianqun Zhou (10)	*	*
Guoping Zhu (11)	*	*
Bing Sun (12)	*	*
All directors and executive officers as a group	77,509,167	44.8%
Principal Shareholders:
Gold Intellect Limited (13)	39,000,000	22.6%
Plenty China Limited (14)	14,820,000	8.6%
Granite Global Ventures III L.P. (15)	11,885,641	6.9%
NewMargin Growth Fund, L.P. (16)	11,615,513	6.7%
Ruian International Limited (17)	10,890,000	6.3%
Best Mount International Limited (18)	8,760,000	5.1%

*	Beneficially owns less than 1% of our ordinary shares.

Notes:

(1)	Consists of 39,000,000 shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu, and 931,250 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Guangfu Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.
(2)	Consists of 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, and 631,250 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Xiang Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.
(3)	Consists of 5,449,584 shares held by Lucky Prosper Investments Limited, a British Virgin Islands company wholly owned and controlled by Mr. Dafeng Shi, and 631,250 shares issuable upon exercise of options held by Mr. Shi that are exercisable within 60 days of the date of this annual report. Mr. Dafeng Shi’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Shi is a director of our company.
(4)	Consists of (1) 11,695,471 ordinary shares held by Granite Global Ventures III L.P., (2) 190,170 ordinary shares held by GGV III Entrepreneurs Fund L.P., and (3) 2,161,026 ordinary shares held by Venture Star Investment (HK) Limitedand 30,000 shares issuable upon exercise of options held by Mr. Zhuo that are exercisable within 60 days of the date of this annual report. Mr. Zhuo is a managing director of Granite Global Ventures III L.L.C., which is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Mr. Zhuo is also the Chairman of Venture Star Investment (HK) Limited. Mr. Zhuo disclaims beneficial ownership of the shares beneficially owned by Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P. and Venture Star Investment (HK) Limited except to the extent of his pecuniary interests therein. Mr. Zhuo’s business address is c/o Granite Global Ventures III L.P., 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States. Mr. Zhuo is a director of our company.
(5)	The business address for Mr. Yao is No.666, Longdu Avenue, Wanzhou District, Chongqing City, P.R. China.
(6)	The business address of Mr. Chen is No.585, Jianguoxi Road, Shanghai, P.R. China.
(7)	The business address of Mr. Liang is No. 6 Chaoyangmenwai Street, Vantone Center,Tower C, Room 806,Chaoyang District, Beijing, P.R. China.
(8)	The business address of Mr. Zhao is 2002 Anzhong Building, School of Business, Nanjing University, 16 Jinyin Jie, Nanjing, P.R. China.
(9)	The business address for Mr. Wong is No. 89 Jianguo road, Huamao Building, 16th Floor, Room 906, Chaoyang District, Beijing, P.R. China.
(10)	The business address of Dr. Zhou is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.
(11)	The business address of Mr. Zhu is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.
(12)	The business address of Mr. Sun is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.
(13)	Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its registered office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.
(14)	Plenty China Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its registered office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company held by Plenty China Limited.
(15)	Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott Bonham, Hany Nada, Glenn Soloman, Thomas Ng, Jixun Foo, Jenny Lee, Jessie Jin and Fumin Zhuo are managing directors of Granite Global Ventures L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein. The business address of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.
(16)	NewMargin Growth Ventures LLC is the sole general partner of NewMargin Growth Fund, L.P. Messrs. Tao Feng, Greg W. Ye, Shuiwen Zhou, Cary Zhou and Hans Xu are members of the investment committee of NewMargin Growth Ventures LLC and share voting and dispositive power over all such shares held by NewMargin Growth Fund, L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein. NewMargin Growth Fund, L.P.’s business address is Radisson Plaza (Xing Guo) Hotel, 8 Xing Guo Road, Villa 3, Shanghai, China 200052.
(17)	Ruian International Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Fei Ge. Its registered office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Fei Ge has the sole voting and dispositive power over the shares of our company held by Ruian International Limited.
(18)	Best Mount International Limited is a company incorporated in the British Virgin Islands. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Best Mount International Limited’s shareholders are Yueping Liu, Shaoxian Ge, Sheng Xue, Xiaorong Hou, Benjiang Chang, Yuhua Jing, Jilin Ye, Jianrong Tang and Chaohui Chen and these shareholders share voting and dispositive power over all the shares held by Best Mount International Limited.

As of April 23, 2013, 172,877,433 of our ordinary shares were issued and outstanding. To our knowledge, 43,163,330 ordinary shares, representing approximately 25.0% of our total outstanding shares, were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our directors or executive officers that are shareholders or principal shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Transactions and balance with Daqo Group and its subsidiaries

Any transactions we entered into with Daqo Group or its subsidiaries are treated as related party transactions, as summarized below:

Bank financing transactions involving Daqo Group

On October 8, 2007, Daqo New Material entered into a seven-year long term bank borrowing agreement with China Construction Bank. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount $63.4 million (RMB400 million), bearing standard five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Daqo Group. As of December 31, 2012, Daqo New Material had drawn down $63.4 million (RMB400 million), repaid $41.7 million (RMB260 million) and had no facility available for future draw down. There are no financial covenants associated with the facility.

On January 21, 2009, Chongqing Daqo entered into a six-year long term facility agreement with China Construction Bank. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount $63.4 million (RMB400 million), bearing standard five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Daqo Group. As of December 31, 2012, Chongqing Daqo had drawn down $63.4 million (RMB400 million), repaid $45.3 million (RMB282 million) and had no facility available for future draw down. There are no financial covenants associated with the facility.

On September 28, 2011, Chongqing Daqo entered into a four-year credit facility agreement with Huaxia Bank with maximum amount of $63.4 million (RMB400 million). Chongqing Daqo drew down $60.2 million (RMB380 million), including: $20.6 million (RMB130 million) with fixed interest rate of 6.65%, which is designated for working capital and $39.6 million (RMB250 million) with fixed interest rate of 6.9% which is restricted to the purchase of fixed assets. Chongqing Daqo used the remaining facility of $3.2 million (RMB20 million) through use of bank acceptance notes. Chongqing Daqo repaid $6.5 million in 2012 and had no facility available for future draw down as of December 31, 2012. This credit facility is guaranteed by Daqo Group and also collateralized by Chongqing Daqo’s land use right and property, plant and equipment, which has a book value of $8.4 million (RMB 52 million). The facility contains a covenant which requires the Company to maintain a certain debt to asset ratio, which Chongqing Daqo was in compliance with as of December 31, 2012.

On September 30, 2011, Xinjiang Daqo entered into a six-year bank borrowing agreement with Bank of China. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount of $155.4 million (RMB980 million) and bears interest at standard five-year long term interest rate issued by People’s Bank of China plus 5%. The borrowing contains a debt to asset ratio financial covenant, which Xinjiang Daqo was in compliance with as of December 31, 2012. The borrowing is guaranteed by Daqo Group, Daqo New Material, two affiliated companies under Daqo Group and Mr. Guangfu Xu. As of December 31, 2012, Xinjiang Daqo had drawn down $120 million (RMB750 million) and had $36 million (RMB230 million) facility available for future draw down. The loan was in compliance with the covenants as of December 31, 2012.

On October 26, 2011, Chongqing Daqo entered into a four-year credit facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount $38.9 million (RMB 245.5 million) and bears interest at three to five-year long term interest rate issued by People’s Bank of China plus 10%. The borrowing is guaranteed by Daqo Group, Mr. Guangfu Xu and Mr. Xiang Xu. As of December 31, 2012, Chongqing Daqo had drawn down $38.9 million (RMB 245.5 million) and repaid $9.1 million (RMB 60 million). There are no financial covenants associated with the facility.

The weighted average interest rate as of December 31, 2011 and 2012 for the Group’ long-term bank borrowings was 6.93% and 6.89%, respectively.

Daqo Group or its subsidiaries provided guarantees for each of the aforementioned bank financing transactions. As of December 31, 2010, 2011 and 2012, the aggregate balance of these bank borrowings was in the U.S. dollar equivalent amount of $154.6 million, $277.5 million and $307.8 million, respectively.

Transactions with Daqo Group and its subsidiaries

In 2012, the Company sold 100% entity interest in Nanjing Daqo to Daqo Group for a consideration of $9.9 million and received $4.8 million as of December 31, 2012. Furthermore, the Company purchased fixed assets totaling $7.8 million from Daqo Group and had prepaid $1.3 million as of December 31, 2012.

In 2012, the Company sold polysilicon and wafers in the amounts of $0.6 million and $2.2 million, respectively, to Zhenjiang Daqo.

In 2012, the Company entered into a polysilicon sales contract with Daqo Solar and has received $13.5 million in advanced payment as of December 31, 2012. The Company also entered into a polysilicon sales contract with Xinjiang Daqo Investment for $8.0 million and has received $2.4 million in advanced payment as of December 31, 2012.

In August 2012, the Company entered into a one-year loan agreement with Nanjing Daqo for $1.6 million (RMB10 million). The interest rate is fixed at 6%. Furthermore, the Company sold $0.1 million of cells to Nanjing Daqo.

In 2012, the Company purchased equipment and raw material from other subsidiaries of Daqo Group at the costs of $0.2 million and less than $0.01 million, respectively.

As of December 31, 2010, 2011 and 2012, the Company had an outstanding payable to Daqo Group and its subsidiaries in the amount of $0.4 million, $3.2 million and $23.7 million, respectively, for technical consulting and engineering services, general and administrative expenses and the purchase of property, plant and equipment.

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

Our ADSs, each representing 25 ordinary shares, have been listed on the New York Stock Exchange since October 7, 2010 and trade under the symbol “DQ.” Prior to December 21, 2012, each of our ADS represented five ordinary shares. We effected a change of the ADS to ordinary share ratio on December 21, 2012 from one ADS representing five ordinary shares to one ADS representing 25 ordinary shares. The ratio change has the same effect as a 1-for-5 reverse ADS split. The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated. For ease of comparison, the ADS prices before December 21, 2012 have been retroactively adjusted to reflect the ADS to ordinary share ratio change that took effect on December 21, 2012.

	Trading Price
	High	Low
Annual High and Low
Fiscal Year 2010 (from October 7, 2010)	77.15	48.50
Fiscal Year 2011	74.85	7.05
Fiscal Year 2012	20.75	3.40
Quarterly Highs and Lows
First Fiscal Quarter of 2011	74.85	50.75
Second Fiscal Quarter of 2011	68.45	36.85
Third Fiscal Quarter of 2011	41.55	16.40
Fourth Fiscal Quarter of 2011	21.45	7.05
First Fiscal Quarter of 2012	20.75	8.75
Second Fiscal Quarter of 2012	10.75	3.90
Third Fiscal Quarter of 2012	5.10	3.70
Fourth Fiscal Quarter of 2012	9.66	3.40
Monthly Highs and Lows
October 2012	4.40	3.75
November 2012	4.60	3.40
December 2012	9.66	3.50
January 2013	14.79	8.05
February 2013	14.80	10.63
March 2013	10.99	6.82
April 2013 (through April 22, 2013)	6.31	4.07

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2012 Revision) of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our Third Amended and Restated Memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

Registered Office

Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, 2nd Floor Harbor Place, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

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

See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange.”

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

Material United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

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

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are generally taken into account for determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We do not believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended 2012. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. In addition, because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may increase the risk of us becoming a PFIC. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

The discussion below under “Dividends” and “Sale or Other Disposition of Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any taxes withheld) paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that the Company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, the Company is eligible for the benefits of the United States-PRC treaty, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury guidance indicates that ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult with their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of a foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under these PFIC rules:

•	such excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

such amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were a PFIC (a “pre-PFIC year”), will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for each such year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

We do not intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election (“QEF Election”), which, if available, would result in tax treatment different from the general tax treatment for PFICs described above. Accordingly, each U.S. Holder should assume that the QEF Election will not be available.

If a U.S. Holder holds ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder may be required to file United States Internal Revenue Service Form 8621 and such other form as is required by the United States Treasury Department. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADS or ordinary shares and proceeds from the sale or other disposition of our ADSs or common shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). Each U.S. Holder is advised to consult its tax advisor regarding the application of the United States information reporting and backup withholding rules to its particular circumstances.

Individuals who are U.S. Holders, and who hold “specified foreign financial assets,” including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution,” whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax return for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. Each U.S. Holder who is an individual is advised to consult its tax advisor regarding its reporting obligations under this legislation.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred on our short-term and long-term borrowings and interest income generated by excess cash which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2012, we had outstanding short-term bank borrowings of $49.7 million with a fixed interest rate of 7.0% and outstanding long-term bank borrowings of $256.5 million bearing floating rates which are subject to adjustment every 12 months based upon the PRC government’s standard interest rate, The weighted average interest rate as of December 31, 2012 for the long-term bank borrowings was 6.89%. We are currently not engaged in any interest rate hedging activities.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to (1) the Euro or U.S. dollar income or that we may generate in the future for sale of our photovoltaic products in the international market, (2) the U.S. dollar proceeds of a small portion of our initial public offering in October 2010, most or substantially all of which we expect to convert into RMB over time for the uses discussed under “Item 14. Material Modifications to the Rights of Security Holders Use of Proceeds” and (3) the U.S. dollar and Euro denominated equipment purchase prices that we need to pay from time to time. We believe the impact of foreign currency risk is not material and we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while we use the U.S. dollar as our functional and reporting currency and the ADSs will be traded in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2012, we had RMB-denominated cash, cash equivalents and short-term investments of RMB72.2 million and U.S. dollar-denominated cash, cash equivalents and short-term investments of $5.7 million. Assuming we had converted the U.S. dollar-denominated cash, cash equivalents and short-term investments of $5.7 million into RMB at the exchange rate of $1.00 for RMB 6.2301 as of December 31, 2012, this cash, cash equivalents and short-term investments would have been RMB35.5 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, this cash, cash equivalents and short-term investments would have decreased to RMB32.0 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. For the year ended December 31, 2012, we have received US$496,132.84 from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program. In December 2012, the Company instructed the depositary bank to change the ratio of shares of the Company by each ADS from five shares to twenty five shares per ADS. In accordance with the agreement between the Company and the depositary bank, the latter ceased any reimbursement and waives, and charged “Termination/Revision Fees” of $1 million to the Company.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2012. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2012.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

Remediation and Changes in Internal Control Over Financial Reporting

At December 31, 2011, we identified the following control deficiencies that constituted material weaknesses. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

•	We lacked the accounting resources and expertise necessary to comply with U.S. GAAP and the SEC financial reporting and disclosure requirements.

•	We lacked sufficient resources to perform thorough reviews of consolidated financial statements and related footnote disclosures during the period-end financial reporting and disclosure process.

•	We lacked sufficient processes, documentation and approval of related party transactions with affiliates.

In the fiscal year ended December 31, 2012 we have made the following enhancements to our internal controls over financial reporting:

1.	Hired a CFO in the first quarter of 2012, who is a U.S. Certified Public Accountant, and has significant experience working with SEC registrants and their application of SEC financial reporting and disclosure requirements;

2.	Developed and implemented enhanced accounting policies under U.S. GAAP, which also includes an appropriate definition of related parties and defines the responsibilities for monitoring, authorizing and disclosing related party transactions;

3.	Conducted periodical internal training regarding the Company’s updated accounting policies and other U.S. GAAP specific topics to the entire financial reporting team;

4.	Developed, implemented and operated more detailed period end closing procedures and performed more robust reviews of consolidated financial statements and related footnote disclosures;

5.

Developed, implemented and operated monitoring procedures that include the CFO’s review of complex accounting issues, complex accounting transactions, and the completeness and accuracy of disclosures. In addition, for complex accounting issues we have consulted with 3rd party accounting experts;

6.	Developed, implemented, and operated procedures to ensure that all proposed significant related party transactions are identified, reviewed and receive pre-approval by the Audit Committee.

Based upon these actions taken and our testing and evaluation of the effectiveness of our internal controls, we have concluded the material weaknesses no longer existed as of December 31, 2012. We are committed to monitoring the effectiveness of these measures and making any changes that are necessary and appropriate in the future.

Other than as previously discussed, there have not been any other changes in our internal control over financial reporting in the year ended December 31, 2012, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Arthur Wong, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act), and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief marketing officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://ir.dqsolar.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2010	2011	2012
	(in US$ thousands)
Audit fees(1)	1,954	900	700
Tax fees(2)	—	—	8

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 9, 2012, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to US$5 million of our ordinary shares or ADSs during the period from July 9, 2012 through December 31, 2012. The share repurchase program was publicly announced on July 9, 2012. The following table sets forth some additional information about our repurchases made under this program as of the date of this annual report.

	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (US$)
Month #1
(July 9, 2012 — August 8, 2012)	—	$—	—	$—
Month #2
(August 9, 2012 — September 8, 2012)	22,152	$4.64	22,152	$4,897,159
Month #3
(September 9, 2012 — October 8, 2012)	40,204	$4.27	62,356	$4,725,402
Month #4
(October 9, 2012 — November 8, 2012)	30,597	$4.23	92,953	$4,596,081
Month #5
(November 9, 2012 — December 8, 2012)	13,997	$4.12	106,950	$4,538,437
Month #6
(December 9, 2012 — December 31, 2012)	6,517	$6.99	113,467	$4,492,880
Total	113,467	$4.47	113,467	$4,492,880

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Daqo New Energy Corp. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-164307))

2.1	Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-164307))

2.2	Amendment No. 1 to Deposit Agreement among Daqo New Energy Corp. and JPMorgan Chase Bank, N.A. as depositary, and holders of American Depositary Receipts (incorporated herein by reference to Exhibit (a)(2) to the registration statement on Form F-6 POS (File No. 333-164310))

4.1	2009 Share Inventive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.4	English translation of the Loan Agreement between Daqo New Material and China Construction Bank, Wanzhou Branch dated as of September 30, 2007 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.5	English translation of the Loan Agreement between Daqo New Material and China Construction Bank, Wanzhou Branch dated as of February 28, 2008 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.6	English translation of the Loan Agreement between Chongqing Daqo and China Construction Bank, Wanzhou Branch dated as of January 21, 2009 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.7	English translation of the Syndicated Loan Agreement among Chongqing Daqo, China Construction Bank, Chongqing Branch, China Construction Bank, Wanzhou Branch, and China Merchants Bank, Chongqing Jiangbei Sub-branch dated as of August 28, 2009 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.8	English translation of the Supplemental Agreement to the Syndicated Loan Agreement among Chongqing Daqo, China Construction Bank, Chongqing Branch, China Construction Bank, Wanzhou Branch, China Merchants Bank, Chongqing Jiangbei Sub-branch, China CITIC Bank, Chongqing Branch, Daqo Group, Guangfu Xu and Xiang Xu dated as of December 10, 2009, pursuant to which China CITIC Bank joined the bank syndicate as a lender (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1, as amended (File No. 333-164307))

Exhibit Number	Description of Document

4.9	English translation of the Trademark License Agreement among Daqo Group, Chongqing Daqo and Nanjing Daqo dated as of May 8, 2009 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.10	Non-Competition Agreement among Daqo Group, Daqo Cayman (formerly known as Mega Stand International Limited) and Chongqing Daqo dated as of July 1, 2008 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.11	Technology License and Engineering Services Contract between Poly Engineering S.r.l and Chongqing Daqo dated as of June 15, 2008 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.12	Addendum No. 1 to the Technology License and Engineering Services Contract between Poly Engineering S.r.l and Chongqing Daqo dated as of May 21, 2010 (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1, as amended (File No. 333-164307))

4.13	English translation of Construction Contract Between Xinjiang Daqo New Energy Co., Ltd. and China National Chemical Engineering Third Construction Co., Ltd. dated as of January 2011 (Incorporated herein by reference to Exhibit 4.40 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission April 25, 2011)

4.14	English translation of Construction Contract Between Xinjiang Daqo New Energy Co., Ltd. and China National Chemical Engineering Third Construction Co., Ltd. dated as of March 2011 (Incorporated herein by reference to Exhibit 4.41 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission April 25, 2011)

4.15	English translation of the Loan Agreement between Xinjiang Daqo and Bank of China, Shihezi Branch dated as of September 30, 2011 (incorporated herein by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012)

4.16	English translation of the Loan Agreement between Chongqing Daqo and Chongqing Rural Commercial Bank dated as of October 26, 2011 (incorporated herein by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012)

4.17	English translation of the short-term Syndicated Loan Agreement among Chongqing Daqo, China Construction Bank, Wanzhou Branch and China Everbright Bank, Chongqing Branch dated March 1, 2011 (incorporated herein by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012)

4.18	English translation of the Loan Agreement between Chongqing Daqo and Huaxia Bank, Wanzhou Branch dated October 20, 2011 (incorporated herein by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012)

4.19	English translation of the Loan Agreement between Chongqing Daqo and Huaxia Bank, Wanzhou Branch dated October 26, 2011 (incorporated herein by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012)

Exhibit Number	Description of Document

4.20*	English Translation of the Supplemental Agreement between Chongqing Daqo and Daqo New Material entered into in December, 2012 with respect to the Amended and Restated Lease Agreement

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-164307))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F
†	To be furnished by amendment

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DAQO NEW ENERGY CORP.

By:	/s/ Gongda Yao
Name:	Gongda Yao
Title:	Chief Executive Officer

Date: April 23, 2013

DAQO NEW ENERGY CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

DAQO NEW ENERGY CORP.:

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. and its subsidiaries and variable interest entity (the “Company”) as of December 31, 2011, and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2012 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Daqo New Energy Corp. and its subsidiaries and variable interest entity as of December 31, 2011, and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Shanghai, China

April 23, 2013

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2011 AND 2012

(In U.S. dollars, except share data)

	December 31,
	2011	2012
ASSETS:
Current assets:
Cash and cash equivalents	$92,697,098	$6,679,024
Restricted cash	11,600,321	10,649,745
Accounts receivable, net of allowance for doubtful accounts of $1,202,940 and $1,592,467 as of December 31, 2011 and 2012	19,081,566	27,822,799
Notes receivables	3,663,406	4,631,370
Prepaid expenses and other current assets	11,152,142	23,933,967
Advances to suppliers	2,846,797	737,794
Inventories	24,176,109	15,135,522
Amount due from related party	9,887,310	6,562,487
Deferred tax assets - current	4,348,146	358,435

Total current assets	179,452,895	96,511,143
Property, plant and equipment, net	636,474,691	677,895,274
Prepaid land use rights	35,316,414	36,157,610
Deferred tax assets	17,900,704	1,057,066
Other non-current assets	9,331,938	4,686,711

TOTAL ASSETS	$878,476,642	$816,307,804

LIABILITIES:
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings (including short-term borrowings and current portion of long-term borrowings of the consolidated variable interest entity without recourse to the Company of $19,030,680 and $19,257,600 as of December 31, 2011 and 2012, respectively)	$111,805,245	$120,279,760
Accounts payable	10,479,751	12,346,063
Notes payable	4,557,116	21,334,082
Advances from customers	26,060,543	29,396,238
Payables for purchases of property, plant and equipment	37,144,590	45,468,680
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to the Company of $519,064 and $512,708 as of December 31, 2011 and 2012, respectively)	9,164,522	7,617,455
Amount due to related party (including amount due to related party of the consolidated variable interest entity without recourse to the Company of $73,516 and $467,568 as of December 31, 2011 and 2012, respectively)	3,159,356	23,708,363
Income tax payable	15,469,820	160,480

Total current liabilities	217,840,943	260,311,121
Long-term borrowings (including long-term borrowings of the consolidated variable interest entity without recourse to the Company of $33,303,690 and $14,443,200 as of December 31, 2011 and 2012, respectively)	165,646,211	187,520,880
Long-term payables for purchase of property, plant and equipment	4,157,836	1,126,255
Advance from customers	12,507,801	—
Deferred government subsidies	25,853,179	26,472,135
Accrued warranty cost	444,445	—

Total liabilities	426,450,415	475,430,391

Commitments (Note 18)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS—(Continued)

DECEMBER 31, 2011 AND 2012

(In U.S. dollars, except share data)

	December 31,
	2011	2012

EQUITY:
Daqo New Energy Corp. shareholders’ equity:
Ordinary shares;
$0.0001 par value 500,000,000 shares authorized as of December 31, 2011 and 2012; 175,714,103 and 175,714,103 shares issued as of December 31, 2011 and 2012, respectively and 175,714,103 and 172,877,433 shares outstanding as of December 31, 2011 and 2012, respectively	17,571	17,288
Additional paid in capital	142,511,581	144,755,902
Retained earnings	150,204,956	38,276,015
Accumulated other comprehensive income	18,444,123	19,551,006
Treasury Stock, at cost (nil and 2,836,670 shares as of December 31, 2011 and 2012, respectively)	—	(494,928)

Total Daqo New Energy Corp. shareholders’ equity	311,178,231	202,105,283
Noncontrolling interest	140,847,996	138,772,130

Total equity	452,026,227	340,877,413

TOTAL LIABILITIES AND EQUITY	$878,476,642	$816,307,804

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

	Year ended December 31,
	2010	2011	2012
Revenues
- Product sales to third parties	$252,814,827	$224,781,989	$81,929,050
- Product sales to related parties	—	7,387,590	2,799,427
- Service fee	—	—	2,129,924

Total revenues	252,814,827	232,169,579	86,858,401

Cost of revenues
- Sales to third parties	(144,651,384)	(138,037,240)	(121,222,871)
- Sales to related parties	—	(6,908,785)	(3,067,513)

Total cost of revenues	(144,651,384)	(144,946,025)	(124,290,384)

Gross profit (loss)	108,163,443	87,223,554	(37,431,983)
Operating (expenses) income:
Selling, general and administrative expenses	(15,228,994)	(13,088,538)	(12,930,198)
Research and development expenses	(1,385,611)	(744,322)	(4,130,533)
Other operating income	4,084,696	12,029,030	8,729,301
Long-lived asset impairment	—	(34,667,577)	(42,754,481)

Total operating expenses	(12,529,909)	(36,471,407)	(51,085,911)

Income (loss) from operations	95,633,534	50,752,147	(88,517,894)
Interest expense	(9,849,732)	(9,258,296)	(15,408,023)
Interest income	539,398	1,846,956	990,117
Exchange gain (loss)	(579,189)	148,676	(55,800)

Income (loss) before income taxes	85,744,011	43,489,483	(102,991,600)
Income tax expense	(13,256,751)	(2,717,561)	(10,253,587)

Net income (loss) from continuing operations	72,487,260	40,771,922	(113,245,187)
Total loss from discontinued operations	(3,339,527)	(5,857,810)	(2,392,228)

Net Income (loss)	69,147,733	34,914,112	(115,637,415)
Net income (loss) attributable to non-controlling interest	576,476	1,590,160	(3,708,474)

Net income attributable to Daqo New Energy Corp. shareholders	68,571,257	33,323,952	(111,928,941)
Deemed dividend on Series A convertible redeemable preferred shares	(3,300,000)	—	—

Net income (loss) attributable to Daqo New Energy Corp. ordinary shareholders	$65,271,257	$33,323,952	$(111,928,941)

NET EARNINGS (LOSS) PER ORDINARY SHARE
—Continuing operations	$0.48	$0.22	$(0.63)
—Discontinued operations	$(0.02)	$(0.03)	$(0.01)

Basic—ordinary shares	$0.46	$0.19	$(0.64)

—Continuing operations	$0.48	$0.22	$(0.63)
—Discontinued operations	$(0.02)	$(0.03)	$(0.01)

Diluted—ordinary shares	$0.46	$0.19	$(0.64)

ORDINARY SHARES USED IN CALCULATING EARNINGS PER ORDINARY SHARE
Basic—ordinary shares	117,839,487	175,714,103	175,067,343

Diluted—diluted shares	140,726,323	175,714,103	175,067,343

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

	Year ended December 31,
	2010	2011	2012
Net income (loss)	$69,147,733	$34,914,112	$(115,637,415)
Other comprehensive income:
Foreign currency translation adjustments	10,028,611	18,483,256	3,838,790

Total other comprehensive income	10,028,611	18,483,256	3,838,790

Comprehensive income (loss)	79,176,344	53,397,368	(111,798,625)
Comprehensive income (loss) attributable to noncontrolling interest	4,945,517	7,906,161	(2,075,866)

Comprehensive income (loss) attributable to Daqo New Energy Corp. shareholders	$74,230,827	$45,491,207	$(109,722,759)

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

	Daqo New Energy Corp. shareholders
	Ordinary shares		Treasury Stock	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Noncontrolling interest	Total
	Number	$
Balance at January 1, 2010	100,000,000	$10,000	$—	$258,583	$51,609,747	$617,298	$127,996,318	$180,491,946

Net income	—	—	—	—	68,571,257	—	576,476	69,147,733
Other comprehensive income	—	—	—	—	—	5,659,570	4,369,041	10,028,611
Share-based compensation	—	—	—	1,614,756	—	—	—	1,614,756
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	(3,300,000)	—	—	(3,300,000)
Conversion of series A convertible redeemable preferred shares into ordinary shares	29,714,103	2,971	—	58,899,769	—	—	—	58,902,740
Issuance of ordinary shares in the initial public offering (net of commission and issuance cost of $7,867,552)	46,000,000	4,600	—	79,532,448	—	—	—	79,537,048

Balance at December 31, 2010	175,714,103	17,571	—	140,305,556	116,881,004	6,276,868	132,941,835	396,422,834

Net income	—	—	—	—	33,323,952	—	1,590,160	34,914,112
Other comprehensive income	—	—	—	—	—	12,167,255	6,316,001	18,483,256
Share-based compensation	—	—	—	2,206,025	—	—	—	2,206,025

Balance at December 31, 2011	175,714,103	$17,571	$—	$142,511,581	$150,204,956	$18,444,123	$140,847,996	$452,026,227

Net loss	—	—	—	—	(111,928,941)	—	(3,708,474)	(115,637,415)
Other comprehensive income	—	—	—	—	—	2,206,182	1,632,608	3,838,790
Share-based compensation	—	—	—	2,249,834	—	—	—	2,249,834
Stock Repurchases	(2,836,670)	(283)	(494,928)	(5,513)	—	—	—	(500,724)
Disposal of Nanjing Daqo New Energy Co., Ltd	—	—	—	—	—	(1,099,299)	—	(1,099,299)

Balance at December 31, 2012	172,877,433	$17,288	$(494,928)	$144,755,902	$38,276,015	$19,551,006	$138,772,130	$340,877,413

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars)

	Year ended December 31,
	2010	2011	2012
Operating activities:
Net income (loss)	$69,147,733	$34,914,112	$(115,637,415)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Long-lived assets impairment	—	38,512,376	42,754,481
Share-based compensation	1,614,756	2,206,025	2,249,834
Inventory write-down	—	14,252,701	14,821,620
Allowance for doubtful accounts	—	1,202,940	359,733
Depreciation of property, plant and equipment	30,751,063	35,479,645	37,371,791
Gain on disposition of Nanjing Daqo	—	—	(1,099,299)

Changes in operating assets and liabilities:
Accounts receivable	3,325,442	(5,985,616)	(10,295,169)
Notes receivable	(1,794,987)	(1,868,419)	(2,633,764)
Prepaid expenses and other current assets	(8,449)	(5,723,463)	(15,042,913)
Advances to suppliers	(671,770)	2,279,347	2,098,761
Inventories	(6,522,274)	(26,579,763)	(6,745,803)
Amount due from related parties	—	(7,390,878)	8,418,601
Prepaid land use rights	(7,062,425)	(26,718,866)	(841,195)
Other non-current assets	(159,035)	(7,197,546)	4,645,277
Accounts payable	808,014	5,716,493	3,249,172
Notes payable	—	4,557,116	16,776,966
Accrued expenses and other current liabilities	9,579,818	(10,947,970)	(150,005)
Accrued warranty cost	139,839	297,244	—
Income tax payable	12,699,027	1,431,902	(8,052,589)
Advances from customers	13,996,287	(8,967,939)	(8,794,585)
Amount due to related party	—	1,993,223	14,047,531
Deferred government subsidies	—	25,127,831	618,958
Deferred tax assets	(219,489)	(21,732,585)	11,572,778

Net cash provided by (used in) operating activities	125,623,550	44,857,910	(10,307,234)

Investing activities:
Purchases of property, plant and equipment	(57,660,462)	(252,704,147)	(105,659,395)
Increase/(decrease) in restricted cash	8,745,616	(11,536,224)	80,435
Prepayment to related party for purchase of equipment	(903,616)	—	—
Interest free loan to related parties	—	(9,898,458)	—
Proceeds from disposition of Nanjing Daqo	—	—	2,656,490

Net cash used in investing activities	(49,818,462)	(274,138,829)	(102,922,470)

Financing activities:
Cash received from related parties	—	75,294,720	1,645,923
Cash paid to related parties	—	(75,294,720)	—
Proceeds from bank borrowings	10,602,340	186,558,358	128,047,530
Proceeds from other borrowings	3,775,948	—	1,524,560
Repayment of bank borrowings	(40,271,995)	(71,079,431)	(103,573,459)
Repayment of other borrowings	(8,265,966)	(2,697,397)	—
Advance from related party	178,874	—	—
Cash proceeds from issuance of ordinary shares, net off commission	81,282,000	—	—
Issuance cost for ordinary shares	(1,744,952)	—	—
Purchase and retirement of treasury shares	—	—	(500,724)

Net cash provided by financing activities	45,556,249	112,781,530	27,143,830
Effect of exchange rate changes	860,025	5,560,689	67,800

Net increase (decrease) in cash and cash equivalents	122,221,362	(110,938,700)	(86,018,074)
Cash and cash equivalents at the beginning of the year	81,414,436	203,635,798	92,697,098

Cash and cash equivalents at the end of the year	$203,635,798	$92,697,098	$6,679,024

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

	Year ended December 31,
	2010	2011	2012
Supplemental disclosure of cash flow information:
Interest paid	$5,240,147	$10,991,064	$15,555,495
Income taxes paid	$625,130	$18,861,460	$8,052,589
Disposition of Nanjing Daqo:
Total consideration	$—	$—	$9,888,742
Less: amount due from Daqo Group	$—	$—	$(5,110,085)

Total cash consideration received	$—	$—	$4,778,657
Less: cash and cash equivalents disposed	$—	$—	$(2,122,167)

Net cash inflow on the disposition	$—	$—	$2,656,490

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payable	$16,701,144	$41,302,426	$46,594,935
Purchase of property, plant and equipment included in amount due to related parties	$—	$822,840	$5,678,393
Balance netting-off agreements with different subsidiaries of Daqo Group	$—	$11,729,514	$—
Supplemental schedule of non-cash financing activities:
Conversion of Series A convertible redeemable preferred shares into ordinary shares	$58,902,740	$—	$—

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

The consolidated financial statements include the financial statements of Daqo New Energy Corp. (the “Company”), its wholly owned subsidiaries, Chongqing Daqo New Energy Co., Ltd. (“Chongqing Daqo”), Nanjing Daqo New Energy Co., Ltd. (“Nanjing Daqo”), Xinjiang Daqo New Energy Co., Ltd (“Xinjiang Daqo”), Daqo Solar Energy North America (“Daqo America”) and Daqo New Energy Holdings (Canada) Ltd. (“Daqo Canada”) (which was liquidated on 2012) and its consolidated variable interest entity (“VIE”) Daqo New Material Co., Ltd. (“Daqo New Material”) (collectively, the “Group”).

The Company was incorporated on November 22, 2007 in the Cayman Islands. Chongqing Daqo, Nanjing Daqo and Xinjiang Daqo were incorporated by the Company on January 14, 2008, December 20, 2007 and February 22, 2011, respectively, in the Peoples’ Republic of China (“PRC”). Daqo America was incorporated by the Company in January 2009, in California, USA. Daqo Canada was incorporated by the Company in April 2011, in Hamilton, Ontario, Canada.

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

Subsequent to its establishment, Chongqing Daqo entered into a lease agreement with Daqo New Material to rent all of Daqo New Material’s land, production infrastructure and machinery and equipment for the Group’s polysilicon production. The lease period is from July 1, 2008 to December 31, 2013, with monthly lease payments that have been renegotiated periodically and are eliminated in consolidation. The lease agreement also provided that if Daqo New Material transferred the ownership of the leased assets to any third party, the lease agreement would remain effective and enforceable against the new owner. One month before the expiry of the lease period, Chongqing Daqo has the option to renew the lease on the same terms and conditions for an additional five-year periods. Furthermore, Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions. If the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner.

Because the aggregate value of the monthly rental payments that Chongqing Daqo is contractually obligated to make to Daqo New Material represents the majority of the value of Daqo New Material’s assets, Chongqing Daqo has the majority of investment risk in Daqo New Material. Further, the Group has concluded that the arrangement results in Chongqing Daqo providing an implicit guarantee to protect Daqo Group from absorbing losses incurred by Daqo New Energy, thus Daqo New Material is considered to be a variable interest entity of Chongqing Daqo. Furthermore, the operating activities of Daqo New Material are most closely associated with Chongqing Daqo and the management of Chongqing Daqo also acts as the management of Daqo New Material. Based on these factors, Chongqing Daqo has the power to control Daqo New Material and is considered the primary beneficiary of Daqo New Material. As a result, Daqo New Material’s financial results are consolidated into the Group’s consolidated financial statements since July 1, 2008. Daqo New Material has been deemed to be the Chongqing Daqo’s predecessor business from November 16, 2006 (inception) through June 30, 2008. The assets and liabilities of Daqo New Material are consolidated at historical cost given they were held by an entity under common control and common ownership. Daqo Group’s total equity interests in Daqo New Material are presented as a noncontrolling interest.

In the periods presented, the Company manufactured and sold polysilicon and wafers through Chongqing Daqo and Xinjiang Daqo, and sold modules through Nanjing Daqo before September 28, 2012 when Nanjing Daqo was sold to Daqo Group. Daqo America was set up as a marketing office to promote the Group’s products in North America.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to generate cash flows from operations, and the Company’s ability to arrange adequate financing arrangements, including the renewal or rollover of its bank borrowings, to support its working capital requirements.

The following factors raise substantial doubt about the Company’s ability to continue as a going concern for the foreseeable future.

•

The solar industry is being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis. These factors have contributed to declining average selling prices for our products. The average selling price (“ASP”) of polysilicon has fallen from nearly $60 per kilogram (“kg”) in 2010 to almost $23 per kg in 2012.

•	For the year ended December 31, 2012, the Company incurred an operating loss of $88,517,894.

•	During the year December 31, 2012, the Company experienced negative cash flow from operations of $10,307,234, primarily as a result of the net loss incurred by the Company.

•

As of December 31, 2012, the Company’s current liabilities exceed its current assets by $163,799,978. While the Company had cash and cash equivalents of $6,679,024, it had short-term bank borrowings of $51,273,360 all due within one year and the current portion of long-term debt amounting of $69,006,400, which is restricted to purchase fixed assets and not expected to be renewed.

These factors are mitigated by the following actions and plans:

•

On April 12, 2013, the Company obtained an irrevocable, legally enforceable letter of financial support from the Company’s shareholders, who have committed to provide sufficient financial support to the Company to ensure the Company has the funds required to satisfy its obligations as they come due in the normal course, through Daqo Group. Further, the support letter provides that Daqo Group will not require the Company to pay intercompany debts, if any, provided under the letter of support or the amount owed to the Daqo Group and subsidiaries of Daqo Group, Daqo Solar and Xinjiang Daqo Investment as of March 31, 2013, before January 1, 2014.

•

The Company has taken or is in the process of taking a number of cost reduction initiatives. For example, the Company has constructed its phase II production facilities in Xinjiang and began commercial production since January 2013. The cash cost to produce polysilicon at the Xinjiang facilities is estimated to be significantly lower than that of the Company’s current facilities. Further, the Company is in the process of implementing the hydrochlorination project at its facilities in Chongqing, which is expected to significantly reduce the cash cost of producing polysilicon, although not to the extent of the facilities in Xinjiang.

•

While there can be no assurance that the Company will be able to refinance its short-term bank borrowings as they become due, historically, the Company has renewed or rolled over all of its short-term bank loans upon the maturity date of the loans and has assumed it will continue to be able to do so. From January 1, 2013 to April 22, 2013, the Company obtained short-term bank borrowings of $22.4 million and obtained a bank acceptance note credit facility of $4.8 million.

•

The Company has performed a review of its cash flow forecast for the twelve months ending December 31, 2013. The Company believes that its operating cash flow will improve significantly in 2013 and that its operating cash flow will be positive. While management believes the forecast is based on reasonable assumptions, significant assumptions of this forecast include: the Company is assuming that there will be gradual increases in ASP throughout the year 2013 and will realize significant cost savings as a result of the low electricity cost in Xinjiang and certain technology improvement projects in Chongqing. The preliminary results for the first quarter of 2013 shows an increase in the ASP during the period ended March 31, 2013. This trend is consistent with the Company’s expectation.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

Based on the above factors, management believes that adequate sources of liquidity will exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they become due.

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

The Group places its cash and cash equivalents in various financial institutions in the PRC. The Group believes that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit ratings.

Accounts receivable represent those receivables derived in the ordinary course of business. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for doubtful accounts mainly based on aging of the receivables and other factors surrounding the credit risk of specific customers. The allowance for doubtful accounts is $1,202,940 and $1,592,467 as of December 31, 2011 and 2012, respectively, based on the aging of the receivables and the Company’s assessment of the customers’ credit risk.

The following customers accounted for 10% or more of accounts receivable:

	December 31,
Accounts receivable	2011	2012
Customer A	$2,655,592	$12,529,889
Customer C	$2,549,318	$3,568,910
Customer H	$5,947,325	$—
Customer D	$2,823,130	$1,842,310

Sales of polysilicon to the Group’s largest customers whose sales constitute over 10% of revenue accounted for approximately 26%, 46% and 24% of revenues for the years ended December 31, 2010, 2011 and 2012, respectively. The Group was substantially dependent upon the continued participation of these customers in order to maintain its total revenues. Significantly reducing the Group’s dependence on these customers is likely to take time and there can be no guarantee that the Group will succeed in reducing that dependence.

Furthermore, all of the Company’s long-term loans are guaranteed by Daqo Group, our related party, who has also committed to provide financial support to meet the Company’s short term debt obligations, other liabilities and commitments as they become due (see Note 2(a)). The Company’s access to credit is significantly reliant on Daqo Group’s ability and willingness to continue to provide sufficient financial support.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(f) Restricted cash

Restricted cash amounted to $11,600,321 and $10,649,745 as of December 31, 2011 and 2012, respectively, and are deposited in bank accounts as deposits for short-term letters of credit and notes issued by several banks for purchases of raw materials, plant and equipment. These deposits carry fixed interest rates and will be released when the related letters of credit or notes are settled by the Group. The Group considers the restricted cash balances as equivalent to an investment whose return of principal requires the satisfaction of conditions (i.e., settlement of letters of credit or notes) rather than a withdrawal demand. Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment and, accordingly, the Group has presented such deposits and withdrawals as investing activities in the consolidated statements of cash flows.

(g) Inventories

Inventories are stated at lower of cost or market. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess inventories to the estimated market value based on historical and forecasted demand. Estimated market value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. The charges to inventory for the years ended December 31, 2010, 2011 and 2012 was $nil, $14,252,701 and $ 14,821,620, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the cost of such assets. Interest expense capitalized for the years ended December 31, 2010, 2011 and 2012 was $233,640, $3,429,496 and $7,245,747, respectively.

(i) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The Group’s land use rights in the PRC are stated at cost less recognized lease expenses. Lease expense is recognized over the term of the agreement on a straight-line basis. The Group recorded lease expenses of $150,853, $166,355 and $958,558, for the years ended December 31, 2010, 2011 and 2012, respectively.

(j) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that the Group considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planed changes in the use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. The Group makes subjective judgments in determining the independent cash flows that can be related to a specific asset group based on the asset usage model and manufacturing capabilities. The Group measures the recoverability of assets that will continue to be used in the operations by comparing the carrying value of the asset group to the estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value. The Group determines the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporates assumptions that it believes marketplace participants would utilize. The impairment charges for the years ended December 31, 2010, 2011 and 2012 were $nil, $38,512,376 (among which $3,844,799 was included in loss from discontinued operations) and $42,754,481, respectively. The impairment loss incurred in fiscal year 2012 was related to the impairment of long-lived assets of the wafer business, and was triggered primarily by the significant decrease in average selling prices for wafers that was experienced in 2012.

(k) Revenue recognition

Product sales

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

The Group sold approximately $24,764,173, $36,916,531 and $19,862,424 in photovoltaic wafers and cells in 2010, 2011 and 2012, respectively.

Customers frequently pay for products prior to the delivery of the products. Advance payments are recorded as advances from customers.

Service revenue

The Company also provides OEM services to customers and recognizes revenue when there is persuasive evidence of an arrangement, the service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured.

(l) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, electricity and other utilities, consumables, direct labor, overhead costs, depreciation of property, plant and equipment, and manufacturing waste treatment processing fees.

(m) Shipping and handling

Costs to ship products to customers are recorded as selling expenses in the consolidated statements of operations. Costs to ship products to customers were $1,030,695, $1,215,110 and $1,033,808 respectively for the years ended December 31, 2010, 2011 and 2012.

(n) Research and development expenses

Research and development expenses include materials and utilities consumed in research and development activities, payroll and related costs and depreciation of property and equipment associated with the research and development activities, which are expensed when incurred. In the year ended December 31, 2012, the Company incurred additional research and development expenses for its Xinjiang Phase II polysilicon facilities to achieve the targets for quality, capacity and cost during the pilot production period.

(o) Government subsidies

The Group receives unrestricted cash subsidies from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to land use right fees, value-added tax and income taxes paid, bank loan interest expenses paid or electricity consumed by the Group, however, these subsidies do not represent tax refunds or reimbursements of expenditures. The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received for the years ended December 31, 2010, 2011 and 2012 were $3,382,819, $11,484,768 and $9,250,296, respectively. Government grants related to assets are recorded as long term liabilities and are recognized as an offset to depreciation expense on a straight-line basis over the useful life of the associated asset. The Company received government grants related to assets of $nil, $25,895,226 and $1,383,487 during the years ended December 31, 2010, 2011 and 2012, respectively, and recognized $nil, $42,047 and $764,528 as an offset to depreciation expense for the years ended December 31, 2010, 2011 and 2012, respectively. The Company had deferred government grants related to assets of $nil, $25,853,179 and $26,472,137 as of December 31, 2010, 2011 and 2012, respectively.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

(q) Share-based compensation

The Group recognizes share-based compensation in the statement of operations based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The Group has made an estimate of expected forfeiture and is recognizing compensation costs only for those equity awards expected to vest. The share-based compensation expenses have been categorized as either selling, general and administrative expenses, research and development expenses and cost of sales, depending on the job functions of the grantees. For the years ended December 31, 2010, 2011 and 2012, the Group recognized share-based compensation expense of $1,614,755, $2,206,025 and $2,249,834 respectively, which was classified as follows:

	Year ended December 31,
	2010	2011	2012
Selling, general and administrative expenses	$1,513,137	$2,068,115	$2,018,817
Research and development expenses	96,827	75,508	175,242
Cost of sales	4,791	62,402	55,775

Total	$1,614,755	$2,206,025	$2,249,834

(s) Earnings (loss) per share

Basic earnings (loss) per ordinary share are computed by dividing the net income (loss) attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) is allocated between ordinary shares and other participating securities based on their participating rights. Upon the consummation of the Company’s initial public offering on October 6, 2010, each Series A convertible redeemable preferred shares was automatically converted into ordinary shares. The two-class method of computing earnings per share ceased to apply on the conversion date.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Diluted earnings per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the Series A convertible redeemable preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). For the years ended December 31, 2010, 2011 and 2012, the ordinary shares issuable upon the exercise of outstanding share options of 92,456, nil and nil shares are included in the calculation of dilutive earnings per share.

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

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to $84,853,361 and $11,589,702 as of December 31, 2011 and 2012, respectively.

(u) Comprehensive income

Our financial statements include the Consolidated Statements of Comprehensive Income as required by new accounting guidance, which we retrospectively adopted during 2012. As of December 31, 2011 and 2012, Accumulated Other Comprehensive Income was comprised entirely of foreign currency translation adjustments.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The fair value of the Company’s non-current portion of payables for purchase of property, plant and equipment and long-term bank borrowings as of December 31, 2012 is estimated by discounted future cash flow technique using an interest rate corresponding to debt with similar maturities and risks on the measurement date.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

(w) Variable Interest Entity

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

(x) Noncontrolling interest

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

(y) Recent accounting pronouncements

In July 2012, the FASB issued ASU 2012-02, Impairment of Indefinite-Lived Intangible Assets, an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance is not expected to have any effect on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income. Under the guidance, an entity is required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under US GAAP to be reclassified in its entirety to net income. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under US GAAP that provide additional detail about those amounts. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Company has early adopted this pronouncement.

In March 2013, the FASB issued ASU 2013-05, an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. Under the guidance, the cumulative translation adjustment should be released into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment which is a foreign entity. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company has early adopted this pronouncement.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

3. DISPOSAL OF NANJING DAQO

On September 28, 2012, in order to focus on the Company’s core competency and enhance operating efficiency, the Company sold 100% equity interests on Nanjing Daqo to our affiliate, Daqo Group, after the Group failed to identify a third party investor from its public bidding procedure undertaken through the Nanjing Property Right Trading Center for a total consideration of RMB62 million (US$9.9 million). The consideration was is determined with reference to the valuation result as of March 31, 2012 performed by an independent third party valuer, less the operating loss of Nanjing Daqo incurred during the period from April 1, 2012 to September 28, 2012. The loss from discontinued operation of $2,392,228 was calculated based on the aggregation of the loss incurred by Nanjing Daqo during the period from January 1, 2012 to September 28, 2012 of $3,491,527 and the gain on disposition of $1,099,299 which was the difference between: a) total consideration of $9.9 million and the aggregate of b): (1) Nanjing Daqo’s net assets of $9.9 million and (2) the reclassification of foreign currency translation gain from other comprehensive income of $1,099,299. There were no remaining assets or liabilities associated with discontinued operations in the consolidated balance sheet as of December 31, 2012. As of December 31, 2012, $4.8 million was received.

The discontinued operations were retrospectively reflected for all the prior years presented in the consolidated statements of operations. The operating results reported as discontinued operations for the years ended December 31, 2010, 2011 and 2012, are summarized as follows:

	Year ended December 31,
	2010	2011	2012
Revenues	$13,983,833	$29,082,384	$6,454,830
Operating costs and expenses	(17,742,976)	(36,943,483)	(9,946,357)

Loss from discontinued operations before income taxes	(3,759,143)	(7,861,099)	(3,491,527)
Income tax benefit	419,616	2,003,289	—

Loss from discontinued operations	$(3,339,527)	$(5,857,810)	$(3,491,527)

4. ALLOWANCES FOR DOUBTFUL RECEIVABLES

Allowances for doubtful receivables are totally from allowances for accounts receivable. The Company made provision for doubtful receivables in the aggregate amount of $nil, $1,202,940 and $359,733 during the year ended December 31, 2010, 2011 and 2012, respectively.

Analysis of allowances for accounts receivable is as follows:

	Year ended December 31,
	2010	2011	2012
Beginning of the year	$—	$—	$1,202,940
Allowances made during the year	—	1,202,940	359,733
Foreign exchange effect	—	—	29,794

Closing balance	$—	$1,202,940	$1,592,467

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

5. PREPAID EXPENSE AND OTHER CURRENT ASSETS

Prepaid expense and other current assets consist of the following:

	December 31,
	2011	2012
Spare parts	$3,166,462	$3,975,860
Prepaid Value added tax (“VAT”)	5,399,839	18,705,984
VAT Refundable	1,002,186	—
Prepaid insurance fee	1,121,769	471,721
Others	461,886	780,402

Total	$11,152,142	$23,933,967

6. INVENTORIES

Inventories consist of the following:

	December 31,
	2011	2012
Raw materials	$2,405,734	$976,374
Work-in-process	4,598,613	5,759,153
Finished goods	17,171,762	8,399,995

Total	$24,176,109	$15,135,522

Inventory write-down was $nil, $14,252,701 and $14,821,620 for the years ended December 31, 2010, 2011 and 2012, respectively.

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2011	2012
Cost
Buildings and plant	$222,690,125	$437,805,571
Machinery and equipment	261,834,469	344,782,948
Furniture, fixtures and equipment	4,119,045	9,233,575
Motor vehicles	591,714	519,923
Less: Accumulated depreciation	(96,375,060)	(133,746,851)

Property, plant and equipment, net	$392,860,293	$658,595,166
Construction in process	243,614,398	19,300,108

Total	$636,474,691	$677,895,274

Depreciation expense was $30,751,063, $35,479,645 and $37,371,791 for the years ended December 31, 2010, 2011 and 2012, respectively.

Due to the challenging solar market conditions, the Company recognized an impairment of long-lived assets of $38,512,376 and $42,754,481 for its wafer and solar module business during the years ended December 31, 2011 and 2012, respectively. The impairment of long-lived assets was to reflect the market challenges that have an adverse effect on the expected profit-generating ability of wafer and module business.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

8. BORROWINGS

The Group’s bank borrowings consisted of the following:

	December 31,
	2011	2012
Short-term bank borrowings	$52,334,370	$49,748,800
Long-term bank borrowings, current portion	59,470,875	69,006,400
Other short-term borrowing	—	1,524,560

Total borrowings, current	111,805,245	120,279,760
Long-term bank borrowings, non-current portion	165,646,211	187,520,880

Total	$277,451,456	$307,800,640

Short-term borrowings

The Group’s short-term bank borrowing consisted of the following:

	December 31,
	2011	2012
Short-term borrowing guaranteed by Daqo Group	$9,515,340	$1,604,800
Short-term borrowing guaranteed by Daqo Group and Mr. Guangfu Xu and Mr. Xiang Xu	42,819,030	48,144,000

Total	$52,334,370	$49,748,800

The Company has short-term bank facilities of $17,444,790 and $nil with various banks available as of December 31, 2011 and 2012, respectively.

The interest rate on the short-term bank borrowing was 6.6% and 7.00% as of December 31, 2011 and 2012. The other short term borrowing was discounted bank notes which had recourse to the Company.

Long-term borrowings

The major bank borrows are as follows:

On October 8, 2007, Daqo New Material entered into a seven-year long term bank borrowing agreement with China Construction Bank. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount $63.4 million (RMB400 million), bearing standard five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Daqo Group. As of December 31, 2012, Daqo New Material had drawn down $63.4 million (RMB400 million), repaid $41.7 million (RMB260 million) and had no facility available for future draw down. There are no financial covenants associated with the facility.

On January 21, 2009, Chongqing Daqo entered into a six-year long term facility agreement with China Construction Bank. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount $63.4 million (RMB400 million), bearing standard five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Daqo Group. As of December 31, 2012, Chongqing Daqo had drawn down $63.4 million (RMB400 million), repaid $45.3 million (RMB282 million) and had no facility available for future draw down. There are no financial covenants associated with the facility.

On September 28, 2011, Chongqing Daqo entered into a four-year credit facility agreement with Huaxia Bank with maximum amount of $63.4 million (RMB400 million). Chongqing Daqo drew down $60.2 million (RMB380 million), including: $20.6 million (RMB130 million) with fixed interest rate of 6.65%, which is designated for working capital and $39.6 million (RMB250 million) with fixed interest rate of 6.9% which is restricted to the purchase of fixed assets. Chongqing Daqo used the remaining facility of $3.2 million (RMB20 million) through use of bank acceptance notes. Chongqing Daqo repaid $6.5 million in 2012 and had no facility available for future draw down as of December 31, 2012. This credit facility is guaranteed by Daqo Group and also collateralized by Chongqing Daqo’s land use right and property, plant and equipment, which has a book value of $8.4 million (RMB52 million). The facility contains a covenant which requires the Company to maintain a certain debt to asset ratio, which Chongqing Daqo was in compliance with as of December 31, 2012.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

On September 30, 2011, Xinjiang Daqo entered into a six-year bank borrowing agreement with Bank of China. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount of $155.4 million (RMB980 million) and bears interest at standard five-year long term interest rate issued by People’s Bank of China plus 5%. The borrowing contains a debt to asset ratio financial covenant, which Xinjiang Daqo was in compliance with as of December 31, 2012. The borrowing is guaranteed by Daqo Group, Daqo New Material, two affiliated companies under Daqo Group and Mr. Guangfu Xu. As of December 31, 2012, Xinjiang Daqo had drawn down $120 million (RMB750 million) and had $36 million (RMB230 million) facility available for future draw down. The loan was in compliance with the covenants as of December 31, 2012.

On October 26, 2011, Chongqing Daqo entered into a four-year credit facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount $38.9 million (RMB 245.5 million) and bears interest at three to five-year long term interest rate issued by People’s Bank of China plus 10%. The borrowing is guaranteed by Daqo Group, Mr Guangfu Xu and Mr Xiang Xu. As of December 31, 2012, Chongqing Daqo had drawn down $38.9 million (RMB 245.5 million) and repaid $9.1 million (RMB 60 million). There are no financial covenants associated with the facility.

The weighted average interest rate as of December 31, 2011 and 2012 for the Group’s long-term bank borrowings was 6.93% and 6.90%, respectively.

The principal maturities of these long-term bank borrowings as of December 31, 2012 are as follows:

December 31,	Amount
2013	$69,006,400
2014	60,629,344
2015	70,723,536
2016	56,168,000

Total	$256,527,280

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2011	2012
Accrued payroll and welfare	$3,822,426	$2,526,701
Accrued professional fees	928,957	700,000
Guarantee Deposit	131,473	62,507
Other tax payable	1,196,931	1,830,815
Interest payable	530,502	612,968
Government subsidy	757,310	882,640
Others	1,796,923	1,001,824

Total	$9,164,522	$7,617,455

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

10. ADVANCES FROM CUSTOMERS

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group’s revenue recognition policy.

Advances from customers consist of the following and is analyzed as long and short portion respectively:

	December 31,
	2011	2012
Customer C	$16,119,606	$15,532,572
Customer I	—	6,852,496
Customer F	7,364,873	3,462,084
Customer B	7,026,172	—
Customer A	2,211,201	—
Customer E	2,156,858	1,532,632
Others	3,689,634	2,016,454

Total	$38,568,344	$29,396,238

Less: Current portion of Advance from customers	$26,060,543	$29,396,238

Long term advance from customers	$12,507,801	$—

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

11. FAIR VALUE MEASUREMENTS

The following table presents the financial instruments for which fair value does not approximate carrying value as of December 31, 2011 and 2012:

	As of December 31, 2011		As of December 31, 2012

	Carrying Value	Fair Value	Carrying Value	Fair Value

Long-term bank borrowing	$165,646,211	$151,251,136	$187,520,880	$166,148,388
Payables for purchase of property, plant and equipment	4,157,836	3,701,431	$1,126,255	$1,014,716

Nonrecurring Fair Value Measurements

The following table displays assets and liabilities that were measured at fair value on a non-recurring basis after initial recognition; the Company did not have any assets or liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2010 and 2011.

	Year ended December 31, 2012
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Long-lived assets held and used	$10,532,637	$	$—	$10,532,637	$42,754,481

In 2012, long-lived assets held and used with a carrying amount of $53.3 million were written down to their fair value of $10.5 million, resulting in an impairment charge of $42.8 million. The fair value is estimated using a discounted cash flow model under the income approach. The discounted cash flow method involves forecasting the future cash flows and then discounting them back to a present value at an appropriate discount rate. The discount rate is estimated based on a weighted average cost of capital method, which measures a Company’s cost of debt and equity financing weighted by the percentage of debt and equity in a Company’s target capital structure as determined through reference to the identified guideline companies. The cost of equity was derived from the CAPM and the cost of debt was benchmarked to the People’s Bank of China’s long term borrowing rate in China.

12. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During three years ended December 31, 2010, 2011 and 2012, the Group recognized $1,117,187, $2,189,273 and $3,325,383 respectively.

(b) Statutory Reserves

Foreign invested enterprises in PRC are required under PRC laws to provide for certain statutory reserves, such as a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These entities are required to allocate at least 10% of their after tax profits as reported in their PRC statutory financial statements to the general reserve and have the right to discontinue allocations to the general reserve if the balance of such reserve have reached 50% of their registered capital. These statutory reserves are not available for distribution to the owners (except in liquidation) and may not be transferred in the form of loans, advances or cash dividends. As of December 31, 2011 and 2012, $16,803,191 and $16,803,191 was respectively appropriated from the retained earnings of Chongqing Daqo. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer the registered capital and statutory reserves to the Company in the form of dividends, loans or advances and the restricted portion amounted to $140,003,191 and $124,814,365 as of December 31, 2011 and 2012, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

13. INCOME TAXES

Cayman Islands Tax

The Company is incorporated in the Cayman Islands and is not subject to tax in this jurisdiction.

PRC Tax

The Company’s subsidiaries are registered in the PRC as foreign invested enterprises. Under the Laws of the People’s Republic of China on Enterprise Income Tax (the “EIT Law”) which are effective January 1, 2008, the statutory enterprise income tax rate is 25%.

Chongqing Daqo is a foreign invested enterprise located in Chongqing. In accordance with a PRC tax regulation which encourages investment in China’s southwest region, Chongqing Daqo is entitled to a preferential tax rate of 15% from its establishment through 2012. On November 19, 2012, Chongqing Daqo obtained a High and New Technology Enterprise (“HTNE”) certificate for a valid period of 3 years till 2014. In 2012, Chongqing Daqo was entitled to a preferential tax rate of 15% for the year ended December 31, 2012 because of its HTNE status.

Daqo New Material is a domestic enterprise registered in Chongqing and is subject to an income tax rate of 25% for each of the three years ended December 31, 2012.

Nanjing Daqo is a foreign-invested enterprise established on December 20, 2007 located in Nanjing. The company started to carry out its operation from July, 2011, and was disposed on September 28, 2012. It is subject to an income tax rate of 25% for each of the three years ended December 31, 2012.

Xinjiang Daqo is a foreign-invested enterprise established on February, 2012 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. The fixed assets of this entity are still under construction and the entity will be subject to an income tax rate of 25% for the year ended December 31, 2012.

United States

Daqo America is subject to United States income tax at a combined federal and state tax rate of 40% in 2010, 2011 and 2012.

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. The Company certified that the undistributed earnings of the Group’s PRC subsidiaries of $63.2 million as of December 31, 2012 will be permanently reinvested, therefore, no provision for PRC dividend withholding tax has been provided thereon.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2011 and 2012. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2012, the Group’s PRC subsidiaries are subject to examination of the PRC tax authorities. The Group classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in the years ended December 31, 2010, 2011 and 2012.

Income tax expenses are recognized in the following accounts:

	Year ended December 31,
	2010	2011	2012
Income tax expense from continuing operations	$13,256,751	$2,717,561	$10,253,587
Income tax benefit from discontinued operations	(419,616)	(2,003,289)	—

Total	$12,837,135	$714,272	$10,253,587

Income tax expenses comprise:

	Year ended December 31,
	2010	2011	2012
Current Tax Expenses (Benefit)	$13,056,624	$20,647,400	$(1,894,736)
Deferred Tax Expenses (Benefit)	(219,489)	(19,933,128)	12,148,323

Total	$12,837,135	$714,272	$10,253,587

The principal components of deferred income tax assets and liabilities are as follows:

	December 31,
	2011	2012
Net operating loss carried forward	$909,501	$13,984,909
Depreciation of property, plant and equipment	938,768	554,227
Accrued warranty cost	111,111	—
Inventory write-down	3,651,428	3,687,349
Bad debt provision	308,183	349,466
Government grants related to assets	6,463,295	320,960
Long-lived asset impairment	9,866,564	19,810,832
Others	—	390,491
Valuation Allowance	—	(37,682,733)

Total	$22,248,850	$1,415,501

Deferred tax assets are analyzed as:
Current	$4,348,146	$358,435
Non-current	17,900,704	1,057,066
Deferred tax liabilities are analyzed as:
Current	$—	$—
Non-current	—	—

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

The Group uses the asset and liability method to record related deferred tax assets and liabilities. In assessing the reliability of deferred tax assets, the Group considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is not more likely than not that the Group will realize the benefits of these deductible differences of Chongqing Daqo and Daqo New Material as at December 31, 2012 and the Group believes that it is more likely than not that the Group will realize the benefits of these deductible differences of Xinjiang Daqo as at December 31, 2012. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. Xinjiang Daqo had net operating losses carried forward of approximately $2,992,570, which will expire if not used before December 31, 2017.

The effective income tax rate of the Group is different from the expected PRC statutory rate as a result of the following items:

	Year ended December 31,
	2010	2011	2012
PRC Enterprise Income Tax	25%	25%	25%
Preferential income tax rate of a subsidiary	(11)%	(12)%	(9)%
Effect of different reversal rate	—	(14)%	8%
Additional tax deductions	(1)%	—%	—%
Non-deductible expenses	3%	1%	—%
Different tax rate in other jurisdictions	—	2	(1)%
Changes in valuation allowance	—	—	(35)%
Prior year adjustment	—	—	2%

Effective tax rate	16%	2%	(10)%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31,
	2010	2011	2012

	$	$	$

The aggregate dollar effect (in thousands)	8,689	4,388	—
Per share effect-basic	0.06	0.02	—
Per share effect-diluted	0.06	0.02	—

14. SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES

On November 11, 2009, the Company issued 29,714,103 shares of Series A convertible redeemable preferred shares (“Preferred Shares”) for cash proceeds of $54.9 million, net of issuance cost of $100,000, to new investors. Series A convertible redeemable preferred shares were negotiated with independent third party investors, and recorded at the fair values. The accretion to the redemption value was reflected as a reduction to net income to arrive at net income available to the ordinary shareholders in the accompanying consolidated statements of operations and amounted to $3,300,000, $nil and $nil for the year ended December 31, 2010, 2011 and 2012, respectively. Upon the completion of the Company’s initial public offering on October 7, 2010, all of the issued and outstanding Series A convertible redeemable preferred shares were automatically converted into 29,714,103 ordinary shares without any price adjustment.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Dividends

The holders of outstanding Preferred Shares were entitled to receive, on an annual basis, preferential, non-cumulative dividends at the dividend rate of 8% of the Original Series A Issue Price, prior and in preference to any dividend on any Ordinary Shares; provided that such dividends shall be payable only when, as, and if declared by the Board.

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

The reconciliation of the Series A Convertible Redeemable Preferred Shares is as follows:

Year Ended December 31, 2010
Mezzanine equity—Series A convertible redeemable preferred shares beginning balance	$55,602,740
Deemed dividend on Series A convertible redeemable preferred shares	3,300,000
Conversion into ordinary shares	(58,902,740)

Mezzanine equity—Series A convertible redeemable preferred shares ending balance	$—

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

15. SHARE BASED COMPENSATION

On August 5, 2009, the Company adopted the 2009 Share Incentive Plan (the “Option Plan”) to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the Company’s business. As of December 31, 2009, share options to purchase of no more than 15,000,000 ordinary shares were authorized and 5,350,000 share options were granted under the Option Plan.

During the years ended December 31, 2010, 2011 and 2012, the Company granted 2,310,000, nil and 1,190,000 share options respectively to its officers, directors and employees, respectively.

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

On December 3, 2010, the Company granted options to acquire 2,190,000 ordinary shares to certain officers, directors and employees pursuant to the Option Plan. The ordinary shares subject to the Option Plan will vest in four equal annual installments, with the first installment vesting one year after grant date. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price is $2.35. As of December 31, 2012, 7,820,500 shares are available for future granting.

The Company adopted Binomial option pricing model to evaluate the fair value of the stock option with reference to the closing price of the Company as of the respective grant dates.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

The following assumptions were used in the Binomial option pricing model:

	Year Ended December 31, 2010
Options granted	Average risk-free rate of return	Exercise multiple	Volatility rate	Dividend yield	Post- vesting forfeiture rate
October 6, 2010	3.5%	3 times	50.0%	0%	3%
December 3, 2010	3.5%	2.2~3 times	50.0%	0%	3~9%

The risk-free rate of return is based on the yield curve of China USD sovereign bond commensurate with the same maturity at the respective grant dates. The exercise multiple is estimated by reference to the proprietary research and empirical studies. The 50.0% expected volatility is based on the average of historical daily annualized share price volatility of 6 comparable companies over a normalized period that commensurate with the option life of 10 years excluding the volatile share price caused by financial crisis during September 1, 2008 to March 31, 2010. The post-vesting forfeiture rate is based on the historical data and management’s best estimation.

On January 9, 2012, the Company modified the exercise price for a total number of 6,520,000 options granted in 2009 and 2010 to $0.42, in order to provide appropriate incentives to the relevant employees and executive officers of the Company. The fair value of the options under revised terms for three batches granted on October 31, 2009, October 6, 2010 and December 3, 2010 was $0.22, $0.23 and $0.23, respectively. The total incremental cost associated with the modification was $638,700, of which $284,123 was recognized immediately for the options vested prior to the date of the modification and the remaining share based compensation charges of $354,577 will be recognized over a weighted-average period of 2.12 years.

On January 9, 2012, the Company granted options to acquire 300,000 ordinary shares to independent directors pursuant to the Option Plan. Thirty percent (30%) of the options will vest one year following the grant date, thirty percent (30%) of the options will vest on the second year of the vesting commencement date, and the remaining forty percent (40%) of the options will vest on the third anniversary of the vesting commencement date. At the same time, the Company granted options to acquire 890,000 ordinary shares to certain officers and employees pursuant to the Option Plan. Twenty-five percent (25%) of the options will vest one year following the grant date, and the remaining seventy-five percent (75%) of the options will vest in thirty-six equal installments over the next three years. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price is $0.42.

The Company utilized the Binomial option pricing model to evaluate the fair value of the stock option with reference to the closing price of the Company on January 9, 2012.

The following assumptions were used in the Binomial option pricing model:

	Year Ended December 31, 2012
Options granted	Average risk-free rate of return	Exercise multiple	Volatility rate	Dividend yield	Post- vesting forfeiture rate
January 9, 2012	2.05%	2.2 ~ 3.0 times	58.7%	0%	3-9.5%

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2012 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Options outstanding on January 1, 2012 (after modification of exercise price)	6,805,000	$0.42
Granted	1,190,000	$0.42
Forfeited	(815,500)	$0.42

Options outstanding on December 31, 2012	7,179,500	$0.42	7.4	$—

Options vested or expected to vest on December 31, 2012	5,765,425	$0.42	7.4	$—

Options exercisable on December 31, 2012	4,337,417	$0.42	7.0	$—

The share-based compensation charge related to the share options of approximately $1,614,755, $2,206,025 and $2,249,834 was recognized by the Company for the years ended December 31, 2010, 2011 and 2012, respectively.

The weighted average grant date fair value of options granted during the year ended December 31, 2010, 2011 and 2012 was $1.29, nil and $0.23, respectively.

As of December 31, 2012, there was $1,894,762 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 1.34 years.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

16. RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationships between the Group and related party are as follows:

Name of the related party	Relationship
Daqo Group	An affiliated company representing the parent company of Daqo New Material holding 100% equity ownership of Daqo New Material. Daqo Group and the Company are controlled by same group of shareholders.
Zhengjiang Daqo Solar Co. Ltd (“Zhenjiang Daqo”)	An affiliated company which is 100% held by Daqo Group
Daqo Solar Co. Ltd (“Daqo Solar”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo	An affiliated company which was 100% held by the Company before September 28, 2012 and is 100% held by Daqo Group since September 28, 2012
Daqo Xinjiang Investment Co., Ltd. (“Xinjiang Daqo Investment”)	An affiliated company which is 100% held by Daqo Group

(2)	Related party balances:

The balance with Daqo Group and its subsidiaries was as follows:

The balances due from related parties include consideration for the transfer of 100% ownership of Nanjing Daqo to Daqo Group. Such balances are unsecured, interest-free, and are payable on demand. The balances are as follows:

	December 31,
	2011	2012
Amount due from related party
Zhenjiang Daqo	$7,462,697	$10,744
Daqo Group	2,294,988	6,440,129
Others	129,625	111,614

Total	$9,887,310	$6,562,487

Balance due to related parties include payables for prepayment of polysilicon procurement from Daqo Solar and Xinjiang Daqo Investment and interest bearing loan lent from to Nanjing Daqo. The balances are as follows:

	December 31,
	2011	2012
Amount due to related party
Daqo Group	$—	$5,359,008
Xinjiang Daqo Investment	—	2,354,620
Nanjing Daqo	—	1,645,923
Daqo Solar	1,552,126	13,497,972
Others	1,607,230	850,840

Total	$3,159,356	$23,708,363

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

(3)	The transactions with Daqo Group and its subsidiaries were as follows:

	Transaction Nature	Year Ended December 31,
Name of Related parties		2010	2011	2012
Daqo Group	Sales	$—	$1,971	$—
	Purchase-Fixed asset	—	15,787,658	7,849,533
	Financing-cash in	—	3,095,120	—
	Financing-cash out	—	3,095,120	—
	Disposition of 100% equity interest of Nan Jing Daqo	—	—	9,888,742
	Prepayment for purchase of fixed assets	—	—	1,330,044
Zhenjiang Daqo	Sales	—	6,958,317	2,799,428
	Purchase of cells	—	3,314,115	—
	Processing fee	—	1,209,769	—
Daqo Solar	Purchase-Fixed asset	12,942,750	20,562,272	—
	Prepayment received	—	—	13,497,973
	Financing-cash in	—	72,199,600	—
	Financing-cash out	—	72,199,600	—
	Interest charged	—	1,552,126	—
	Short-term interest free loan extended to Daqo Solar	—	9,898,458	—
Nanjing Daqo	Sales	—	—	80,126
	Related party interest bearing loan	—	—	1,584,820
	Interest charged	—	—	40,611
Xinjiang Daqo Investment	Prepayment received	—	—	2,354,620
Others subsidiaries under Daqo Group	Sales	—	427,302	—
	Purchase-Fixed asset	989,235	2,027,001	202,556
	Purchase-Raw material		300,574	5,282
	Rental expense	32,136	612,856	—
	Service expense	—	71,426	—

Total	Sales	$—	$7,387,590	$2,799,428

	Disposition of 100% equity interest in Nanjing Daqo	$—	$—	$9,888,742

	Purchase-Fixed asset	$13,931,985	$38,376,931	$8,052,089

	Purchase-Raw material	$—	$3,614,689	$5,282

	Processing fee	$—	$1,209,769	$—

	Rental expense	$32,136	$612,856	$—

	Service expense	$—	$71,426	$—

	Interest expense	$—	$1,552,126	$40,611

	Prepayment received	$—	$—	$15,852,593

	Prepayment for purchase of fixed assets	$—	$—	$1,330,044

	Cash received	$—	$75,294,720	$1,584,820

	Cash paid	$—	$85,193,178	$—

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

Related party transactions with Daqo Group

In September, 2010, the Daqo Group converted $79,884,026 due from Daqo New Material, into equity. This amount was recorded by the Company as a noncontrolling interest.

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

In 2012, the Company sold 100% entity interest in Nanjing Daqo to Daqo Group for a consideration of $9,888,742 and $5,110,085 was owed by Daqo Group as of December 31, 2012. Besides, the Company purchased fixed assets totaling $7,849,533 from Daqo Group and had $5,359,008 due to Daqo Group as of December 31, 2012. Furthermore, $1,330,044 was prepaid to purchase fixed assets separately as of December 31, 2012.

Related party transactions with Zhenjiang Daqo

In 2011, the Company sold $6,958,317 wafers, and purchased cells of $3,314,115, and paid processing fees of $1,209,769 to Zhenjiang Daqo for tolling arrangements of cells.

In 2012, the Company sold $ 2,179,723 wafers, $619,705 polysilicon to Zhenjiang Daqo.

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

In 2012, the Company entered into a polysilicon sales contract with Daqo Solar, and $13,497,973 payment in advance was received as of December 31, 2012.

Related party transactions with Xinjiang Daqo Investment

In 2012, the Company entered into a polysilicon sales contract with Xinjiang Daqo Investment, and $2,354,620 payment in advance was received as of December 31, 2012.

Related party transactions with Nanjing Daqo

In August 2012, the Company entered into a one-year loan agreement with Nanjing Daqo, of $1,584,820 (RMB10 million). The interest rate is fixed at 6%. Besides, the Company also sold $80,126 cells to Nanjing Daqo.

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

In 2012, the Company purchased equipment and raw material from other subsidiaries of Daqo Group at the cost of $ 202,556 and $ 5,282, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

17. EARNINGS PER SHARE

The calculation of earnings per share is as follows:

	Year ended December 31,
	2010	2011	2012
Net income (loss) attributable to Daqo New Energy Corp.	$65,271,257	$33,323,952	$(111,928,941)
Numerator used in basic and diluted earnings per share:
Net income (loss) attributable to Daqo New Energy Corp. ordinary shareholders—basic	$54,691,886	$33,323,952	$(111,928,941)
Net income (loss) attributable to preferred shareholders for participating rights to dividends—basic	$10,579,371	$—	$—

Net income (loss) attributable to Daqo New Energy Corp. ordinary shareholders—diluted	$65,271,257	$33,323,952	$(111,928,941)

Denominator used in basic and diluted earnings per share:
Weighted average number of ordinary shares outstanding used in computing earnings per share—basic	117,839,487	175,714,103	175,067,343
Weighted average ordinary shares as if converted by Series A convertible redeemable preferred shares—basic	22,794,380	—	—
Share options	92,456	—	—

Weighted average number of ordinary shares outstanding used in computing earnings per share—diluted	140,726,323	175,714,103	175,067,343

NET INCOME (LOSS) ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Basic	$0.46	$0.19	$(0.64)

NET INCOME (LOSS) ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Diluted	$0.46	$0.19	$(0.64)

Outstanding 2,295,000, 6,805,000 and 7,179,500 employee options were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive for the year ended December 31, 2010, 2011 and 2012, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

18. COMMITMENTS

Capital commitments

As of December 31, 2012, commitments outstanding for the purchase of property, plant and equipment approximated $20,497,143.

Lease commitments

The Group has operating lease commitments principally for its office in Shanghai. The lease expense was $32,136, $612,856 and $580,724 for the year ended December 31, 2010, 2011 and 2012, respectively.

Future minimum lease payments are as follows:

Year ending December 31
2013	$161,742
2014	47,542

Total	$209,284

19. VARIABLE INTEREST ENTITY

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

The VIE is principally engaged in leasing all its assets for use in the Group’s operations. Significant assets, liabilities, revenues, operating costs and expenses and net income of the VIE are as follows:

	Year ended December 31,
	2011	2012
Cash	$1,006,246	$189,312
Property, plant and equipment	$170,199,299	$162,396,825
Prepaid land use rights	$6,703,454	$6,632,643
Total Assets	$193,774,946	$173,450,176
Long-term borrowings, including current portion	$52,334,370	$33,700,800
Total Liabilities	$52,926,950	$34,678,046

	Year ended December 31,
	2010	2011	2012
Revenues	$16,637,925	$16,852,928	$10,743,336
Operating costs and expenses	$16,043,237	$15,262,768	$14,451,810
Net income (loss)	$594,688	$1,590,160	$(3,708,474)

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

20. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Following the further expansion of module business and entering into the wafer business in 2011, the Group operated and viewed its performance in three segments. However, on September 28, 2012, the module business was disposed (see Note 4). Therefore, only two segments in 2012 and the segment information in prior years were restated to be consistent with the current year reportable segments. The following tables summarized the Company’s revenue and cost generated from different revenue streams. Substantially all of its revenues are derived in the PRC. The Group’s long-lived assets and operations are substantially all located in the PRC.

The following table summarized the Group’s revenue by segment:

Year ended December 31, 2010	Polysilicon	Wafer	Elimination	Total
Revenue - External	$217,921,352	$34,893,475	$—	$252,814,827
Revenue - Intersegment	—	—	—	—

Total revenue	217,921,352	34,893,475	—	252,814,827
Total cost	113,910,595	30,740,789	—	144,651,384

Gross profit (loss)	$104,010,757	$4,152,686	$—	$108,163,443

Year ended December 31, 2011	Polysilicon	Wafer	Elimination	Total
Revenue - External	$218,915,487	$13,254,092	$	$232,169,579
Revenue - Intersegment	1,696,573		(1,696,573)

Total revenue	220,612,060	13,254,092	(1,696,573)	232,169,579
Total cost	125,962,033	20,680,565	(1,696,573)	144,946,025

Gross profit (loss)	$94,650,027	$(7,426,473)	$—	$87,223,554

Year ended December 31, 2012	Polysilicon	Wafer	Elimination	Total
Revenue - External	$73,450,807	$13,407,594	$	$86,858,401
Revenue - Intersegment	6,067,339	—	(6,067,339)	—

Total revenue	79,518,146	13,407,594	(6,067,339)	86,858,401
Total cost	110,243,043	20,114,680	(6,067,339)	124,290,384

Gross loss	$(30,724,897)	$(6,707,086)	$—	$(37,431,983)

The following customers accounted for 10% or more of revenues:

	Year ended December 31,
	2010		2011	2012
Customer A		$33,763,866	$28,219,079		$21,749,284
Customer B		$30,273,322	$27,214,590	$	*
Customer D	$	*	$33,140,475	$	*
Customer G	$	*	$28,570,338	$	*

*	Represents less than 10%

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

21. SUBSEQUENT EVENTS

(a) On March 20, 2013, the Company obtained a one-year bank facility from China Everbright Bank, which includes $11.2 million (RMB 70 million) bank loan facility and $4.8 million (RMB 30 million) facility for bank accepted notes. The Company withdrawn the facilities on the same day. The bank borrowing is restricted to the purchase of raw materials only and the interest rate is fixed at 6.6%. The bank borrowing is guaranteed by Daqo Group and Mr Guangfu Xu.

(b) On April 3, 2013, the Company modified the exercise price for a total number of 6,920,625 options granted in prior years to $0.25, in order to provide appropriate incentives to the relevant employees and executive officers of the Company. The Company is assessing the financial impact of the modification of the exercise price.

(c) On April 3, 2013, the Company granted options to acquire 140,000 ordinary shares to independent directors pursuant to the Option Plan. Thirty percent (30%) of the options will vest as of December 24, 2013, thirty percent (30%) of the options will vest as of December 24, 2014, and the remaining forty percent (40%) of the options will vest as of December 24, 2015. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price is $0.25.

(d) On April 12, 2013, the Company obtained an irrevocable, legally enforceable letter of financial support from the Company’s shareholders, who have committed to provide sufficient financial support to the Company to ensure the Company has the funds required to satisfy its obligations as they come due in the normal course, through Daqo Group. Further, the support letter provides that Daqo Group will not require the Company to pay intercompany debts, if any, provided under the letter of support or the amount owed to the Daqo Group and subsidiaries of Daqo Group, Daqo Solar and Xinjiang Daqo Investment as of March 31, 2013, before January 1, 2014.

(e) On April 17, 2013, the Company obtained a one-year bank facility of $11.2 million (RMB 70 million) from China Construction Bank. The Company withdrew the facilities on the same day. The bank borrowing is for daily business operation purpose and the interest rate is fixed at 6.0%. The bank borrowing is guaranteed by Daqo Group.

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEET

DECEMBER 31, 2011 AND 2012

(In U.S. dollars, except share data)

	December 31,
	2011	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,291,387	$5,669,834
Prepaid expenses and other current assets	562,500	593,707
Amount due from related party	—	5,110,085

Total current assets	3,853,887	11,373,626
Investments in subsidiaries, net	307,534,867	190,945,888

TOTAL ASSETS	$311,388,754	$202,319,514

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$—	$214,231
Amount due to related party	210,523	—

Total current liabilities	210,523	214,231

EQUITY
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized as of December 31, 2011 and 2012; 175,714,103 and 175,714,103 shares issued as of December 31, 2011 and 2012, respectively and 175,714,103 and 172,877,433 shares outstanding as of December 31, 2011 and 2012, respectively)	17,571	17,288
Additional paid in capital	142,511,581	144,755,902
Retained earnings	150,204,956	38,276,015
Accumulated other comprehensive income	18,444,123	19,551,006
Treasury stock	—	(494,928)

Total shareholders’ equity	311,178,231	202,105,283

TOTAL LIABILITIES AND EQUITY	$311,388,754	$202,319,514

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars)

	Year ended December 31,
	2010	2011	2012
OPERATING EXPENSES
General and administrative	$(3,791,827)	$(2,355,174)	$(3,528,728)
Research and development	(96,827)	(75,508)	(175,242)

Total operating expenses	(3,888,654)	(2,430,682)	(3,703,970)

LOSS FROM OPERATION	(3,888,654)	(2,430,682)	(3,703,970)
Interest income	—	24,852	3,074

NET LOSS BEFORE SHARE OF RESULTS OF SUBSIDIARIES	(3,888,654)	(2,405,830)	(3,700,896)
Equity in earnings of subsidiaries	72,459,911	35,729,782	(108,228,045)

NET INCOME (LOSS)	$68,571,257	$33,323,952	$(111,928,941)
Deemed dividend on Series A convertible redeemable preferred shares	(3,300,000)	—	—

Net income (loss) attributable to Daqo New Energy Corporation ordinary shareholders	$65,271,257	$33,323,952	$(111,928,941)

Other comprehensive income:
Foreign currency translation adjustments	5,659,570	12,167,255	2,206,182

Total other comprehensive income	5,659,570	12,167,255	2,206,182

Comprehensive income (loss)	$74,230,827	$45,491,207	$(109,722,759)

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CHANGES IN EQUITY

FOR YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share data)

	Ordinary shares		Treasury Stock	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Total
	Number	$
Balance at January 1, 2010	100,000,000	$10,000	$—	$258,583	$51,609,747	$617,298	$52,495,628

Net income	—	—	—	—	68,571,257	—	68,571,257
Other comprehensive income	—	—	—	—	—	5,659,570	5,659,570
Share-based compensation	—	—	—	1,614,756	—	—	1,614,756
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	(3,300,000)	—	(3,300,000)
Conversion of series A convertible redeemable preferred shares into ordinary shares	29,714,103	2,971	—	58,899,769	—	—	58,902,740
Issuance of ordinary shares in the initial public offering (net of commission and issuance cost of $7,867,552)	46,000,000	4,600	—	79,532,448	—	—	79,537,048

Balance at December 31, 2010	175,714,103	17,571	—	140,305,556	116,881,004	6,276,868	263,480,999

Net income	—	—	—	—	33,323,952	—	33,323,952
Other comprehensive income	—	—	—	—	—	12,167,255	12,167,255
Share-based compensation	—	—	—	2,206,025	—	—	2,206,025

Balance at December 31, 2011	175,714,103	$17,571	$—	$142,511,581	$150,204,956	$18,444,123	$311,178,231

Net loss	—	—	—	—	(111,928,941)	—	(111,928,941)
Other comprehensive income	—	—	—	—	—	2,206,182	2,206,182
Share-based compensation	—	—	—	2,249,834	—	—	2,249,834
Repurchase	(2,836,670)	(283)	(494,928)	(5,513)	—	—	(500,724)
Deconsolidation of Nanjing Daqo New Energy Co., Ltd	—	—	—	—	—	(1,099,299)	(1,099,299)

Balance at December 31, 2012	172,877,433	$17,288	$(494,928)	$144,755,902	$38,276,015	$19,551,006	$202,105,283

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars)

	Year ended December 31,
	2010	2011	2012
OPERATING ACTIVITIES
Net income (loss)	$68,571,257	$33,323,952	$(111,928,941)
Share of results of subsidiaries	(72,459,911)	(35,729,782)	108,228,045
Share-based compensation	1,614,756	2,206,025	2,249,834
Adjustments to reconcile net income to net cash used in operating activities:
Prepaid expenses and other current assets	1,603,280	(142,001)	(31,207)
Changes in other current liabilities	(1,084,748)	(916,531)	214,231
Amount due from related party	—	—	(210,523)

Net cash used in operating activities	(1,755,366)	(1,258,337)	(1,478,561)

INVESTING ACTIVITIES
Capital contributed to subsidiaries	(33,199,062)	(37,990,278)	(4,811,175)
Receivable from investee	—	162,981	—
Cash collected from Daqo Canada	—	—	4,390,250
Disposition of Nanjing Daqo	—	—	4,778,657

Cash used in investing activities	(33,199,062)	(37,827,297)	4,357,732
FINANCING ACTIVITIES
Repurchase of ordinary shares	—	—	(500,724)
Repayment of other long-term borrowings	(7,130,000)	—	—
Cash proceeds from issuance of ordinary share	80,982,000	—	—
Issuance cost of ordinary shares	(1,444,953)	—	—

Cash provided by financing activities	72,407,047	—	(500,724)

NET INCREASE IN CASH AND CASH EQUIVALENTS	37,452,619	(39,085,634)	2,378,447
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,924,402	42,377,021	3,291,387

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$42,377,021	$3,291,387	$5,669,834

Supplemental disclosure of cash flow information:
Disposition of Nanjing Daqo:
Total consideration	$—	$—	$9,888,742
Less: amount due from Daqo Group	—	—	(5,110,085)

Total cash consideration received	$—	$—	$4,778,657

Supplemental schedule of non-cash financing activities:
Conversion of Series A convertible redeemable preferred shares into ordinary shares	$58,902,740	$—	$—

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

Notes to Schedule I

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of Daqo New Energy Corp has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company.

4.	As of December 31, 2012, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

*    *    *    *    *    *