Form 20-F
period 2013-12-31
DAQO NEW ENERGY CORP.
filed 2014-04-14
CIK 1477641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 20-F

____________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________

Commission file number: 001-34602

____________________

DAQO NEW ENERGY CORP.
(Exact name of Registrant as specified in its charter)

____________________

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

666 Longdu Avenue

Wanzhou, Chongqing F4 404000

The People’s Republic of China

(Address of principal executive offices)

Bing Sun, Chief Financial Officer

Tel: +(86 23) 6486 6666

Fax: +(86 23) 6486 6688

666 Longdu Avenue

Wanzhou, Chongqing F4 404000

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
American depositary shares, each representing 25 ordinary shares	New York Stock Exchange
Ordinary shares, par value US$0.0001 per share*

*	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

____________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 173,427,853 ordinary shares, par value US$0.0001 per share, as of December 31, 2013.

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

INTRODUCTION

Except where the context otherwise requires:

•	“we,” “us,” “our company,” “our” and “Daqo Cayman” refer to Daqo New Energy Corp., its subsidiaries and, until December 30, 2013, its consolidated variable interest entity,

•	“ADSs” refers to our American depositary shares, each of which represents 25 ordinary shares. On December 21, 2012, we effected a change of the ADS to ordinary share ratio from one ADS representing five ordinary shares to one ADS representing 25 ordinary shares. The ratio change had the same effect as a 1-for-5 reverse ADS split,

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau,

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share, and

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and “EUR” or “Euro” refers to the legal currency of the European Union.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.0537 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected data from the consolidated statement of operations for our company for the three years ended December 31, 2011, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data from the consolidated statement of operations for the two years ended December 31, 2009 and 2010 and our consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements, which are not included in this annual report. We consolidated financial statements of Daqo New Material Co., Ltd., or Daqo New Material, from July 1, 2008 to December 30, 2013, because under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we were deemed to be Daqo New Material’s primary beneficiary for accounting purposes. As a result of the voluntary termination of our contractual arrangements with Daqo New Material, starting from December 31, 2013, Daqo New Material was de-consolidated from the balance sheet as of December 31, 2013.

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

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of US$, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues	$111,193	$252,815	$232,170	$86,858	$109,000
Cost of revenues	(69,252)	(144,651)	(144,946)	(124,290)	(135,103)
Gross profit (loss)	41,942	108,164	87,224	(37,432)	(26,103)
Operating expenses (1)	(5,210)	(12,530)	(36,472)	(51,086)	(174,528)
(Loss) income from operations	36,732	95,634	50,752	(88,518)	(200,631)
(Loss) income before income taxes	30,484	85,744	43,490	(102,992)	(219,819)
Income tax expense	(240)	(13,257)	(2,718)	(10,253)	(1,272)
Net (loss) income from continuing operations	30,244	72,487	40,772	(113,245)	(221,091)
Total income (loss) from discontinued operation	(308)	(3,339)	(5,858)	(2,392)	-
Net (loss) income	29,936	69,148	34,914	(115,637)	(221,091)
Net income (loss) attributable to noncontrolling interest	(899)	576	1,590	(3,708)	(150,147)
Net income (loss) attributable to Daqo New Energy shareholders	$30,835	$65,271	$33,324	$(111,929)	$(70,944)
Earnings (loss) per ADS(2)
-- Continuing operations	$7.5	$12.00	$5.50	$(15.75)	$(10.25)
--Discontinued operations	—	$(0.50)	$(0.75)	$(0.25)	—
Basic	7.5	$11.50	$4.75	$(16.00)	$(10.25)
--Continuing operations	7.5	$12.00	$5.50	$(15.75)	$(10.25)
--Discontinued operations	—	$(0.50)	$(0.75)	$(0.25)	—
Diluted	7.5	$11.50	$4.75	$(16.00)	$(10.25)
Ordinary shares used to calculating earnings per ordinary share
Basic—ordinary shares	100,000,000	117,839,487	175,714,103	175,067,343	173,068,420
Diluted—diluted shares	104,151,834	140,726,323	175,714,103	175,067,343	173,068,420

Note:

(1)	Includes share-based compensation expenses in the amount of $2.2 million, $2.2 million and $1.9 million for the years ended December 31, 2011, 2012 and 2013, respectively.

(2)	Effective on December 21, 2012, Daqo adjusted the ratio of its American depositary shares (“ADSs”) representing ordinary shares from one (1) ADS for five (5) ordinary shares to one (1) ADSs for twenty-five (25) ordinary shares. All per ADS figures in this report give effect to the forgoing ADS to share ratio change.

	Year Ended December 31,
	2009	2010	2011	2012	2013
Other Financial and Operating Data:
Polysilicon production volume (in MT)	1,523	3,771	4,524	3,349 (1)	4,805
Polysilicon sales volume (in MT)	1,498	3,650	3,947 (3)	3,262 (2) (3)	4,283 (3)
Unit cost of polysilicon sold (in $/kg)	43.9	31.3	29.9	31.9 (2)	17.02 (4)

Note:

(1)	Excluding 617 MT polysilicon produced in Xinjiang facilities during the pilot production period.

(2)	Excluding 323 MT polysilicon sold, and the cost of such polysilicon sold, as applicable, from Xinjiang facilities during the pilot production period.

(3)	The polysilicon sales volume here only refers to external sales. Internal sales to our in-house wafer facilities were 454 MT, 315 MT and 770 MT in 2011, 2012 and 2013, respectively.

(4)	The unit cost here only refers to the polysilicon made in Xinjiang facilities.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$81,414	$203,636	$92,697	$6,679	$7,831
Restricted cash	8,810	64	11,600	10,650	8,826
Total current assets	120,917	241,738	179,453	96,511	91,144
Property, plant and equipment, net	399,985	399,558	636,475	677,895	488,504
Total assets	$523,923	$650,971	$878,477	$816,308	610,200
Short-term borrowings, including current portion of long-term borrowings	$43,826	$71,601	$111,805	$120,280	$118,871
Total current liabilities	142,675	171,010	217,841	260,311	299,124
Long-term borrowings	144,936	83,001	165,646	187,521	134,870
Total liabilities	287,829	254,548	426,450	475,430	472,873
Mezzanine equity	55,603	—	—	—	—
Total Daqo New Energy Corp. shareholders’ equity	52,496	263,481	311,178	202,106	137,327
Noncontrolling interest	127,996	132,942	140,848	138,772	—
Total equity	180,492	396,423	452,026	340,878	137,327
Total liabilities and equity	$523,923	$650,971	$878,477	$816,308	610,200

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The solar industry is at a relatively early stage of development, and the extent of acceptance of photovoltaic products is uncertain. The photovoltaic industry does not have data as far back as the semiconductor industry or other more established industries, for which trends can be assessed more reliably from data gathered over a longer period of time. Demand for photovoltaic products may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of photovoltaic technology and demand for photovoltaic products, including:

•	decreases in government subsidies and incentives to support the development of the photovoltaic industry;

•	the international trade conflicts and the consequential imposed tariffs for solar photovoltaic, or PV, products;

•	relative cost-effectiveness, performance and reliability of photovoltaic products compared to conventional and other renewable energy sources and products;

•	success of other alternative energy sources, such as wind power, hydroelectric power and biofuel;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	the ability of photovoltaic product manufacturers to finance their business operations, expansions and other capital expenditures;

•	capital expenditures by end users of photovoltaic products, which tend to decrease when the economy slows down; and

•	deregulation or other regulatory actions affecting the electric power industry and the broader energy industry.

In the event that demand for solar products does not expand as we expect or photovoltaic technologies do not develop in a manner that increases the demand for polysilicon, average selling prices may cease their current upward trend and begin moving downward, and our future growth and profitability will be materially and adversely affected.

After a few years of polysilicon oversupply, a number of polysilicon manufacturers with non-competitive cost structures went out of business, reducing the severity of the oversupply. But, with prices increasing, some polysilicon manufacturers may reenter the market, which could cause polysilicon prices to decline and materially and adversely affect our profitability.

Our polysilicon sales prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and continue to expand capacities in order to achieve economies of scale. However, the slow and uneven economic recovery from the global financial crisis as well as the significant decrease in global petroleum prices since their peak in mid-2008 have reduced or delayed the general demand for photovoltaic products. In late 2008 and 2009, newly available polysilicon supply and slowed global photovoltaic market growth resulted in an excess supply of polysilicon, which led to a significant decline in polysilicon prices. Although global photovoltaic demand recovered substantially from the second half of 2010 through the first half of 2011, the market price for polysilicon experienced another significant decline in the second half of 2011 due to excess supply and decreasing demand. In 2012, the market price for polysilicon continued to decline. As a result of the polysilicon supply and demand fluctuation, we reduced the selling price of our polysilicon and thus experienced a continued decrease in revenues derived from polysilicon in 2012. In 2013, global demand for polysilicon began to increase, and polysilicon manufacturers with competitive cost structures benefited from a continuing increase in sales prices and global demand. If sales price continue to go up, some polysilicon manufacturers with less competitive cost structures may be able to reenter the market, which could cause polysilicon prices to decline and thus materially and adversely affect our profitability.

We may not be able to continue to receive the same level of support from Daqo Group, which may have a material adverse effect on our business and results of operations.

Since our inception, we have substantially benefited from financial support from Daqo Group, one of the largest electrical equipment manufacturers in China. As of December 31, 2013, we had amounts due to Daqo Group and its subsidiaries of $88.5 million. In addition, Daqo Group has granted us a permanent and royalty-free license to use the “Daqo” brand, which is a well-recognized brand in the electrical industry in China. We have benefited from the strong brand recognition of “Daqo” in our business development efforts, as evidenced by our ability to secure major customers based in China within a short period after we commenced commercial production of polysilicon. Daqo Group has agreed in writing not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses without our consent for an indefinite term. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they come due. However, we cannot assure you that we will continue to receive the same level of support, or any support at all, from Daqo Group in the future. If Daqo Group ceases to support us, our business, results of operations and prospects may be materially and adversely affected. In addition, any negative publicity associated with Daqo Group will likely have an adverse impact on our reputation, which could materially and adversely affect our business. In the event of any disagreements with Daqo Group, we may have to resort to legal proceedings in China to enforce our rights, which could be costly, time consuming and involve uncertain outcomes.

We experienced a significant decrease in our revenues in 2012 and incurred substantial net losses in 2012 and 2013.

As a result of the slump in the global demand for and sales price of polysilicon, we experienced a significant decrease in our revenues for our continuing operations and suffered large net losses in 2012. Despite improvements in our revenue in 2013 compared to 2012, in 2013 we still incurred a net loss of $221.1 million including $158.4 million of fixed-asset impairment loss, compared to $115.6 million including $42.8 million of fixed-asset impairment loss in 2012. While global demand for and the sales price of polysilicon have been recovering since the first quarter of 2013 from their historical lows in 2012, we cannot predict when we will be able to regain a positive net income. If we cannot obtain positive revenue growth and regain profitability in the near future, our status as a going concern will be jeopardized.

We had a significant working capital deficit as of December 31, 2013. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they come due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, we will face the risk of not being able to continue as a going concern.

The challenging solar photovoltaic market situation in the past two years characterized by low prices through the whole value chain has caused our polysilicon and wafer businesses to experience significant financial losses. Even though the industry started to recover slowly during 2013 and into 2014, we are unable to predict if the current upward trend will continue. As of December 31, 2013, we had a working capital deficit (being our total consolidated current liabilities less our total consolidated current assets) of $208.0 million. In addition, we have made significant capital expenditures on our expansion project at our Xinjiang polysilicon facilities.

Our continuation as a going concern is dependent upon financial support from Daqo Group Co., Ltd., or Daqo Group, a related party of ours, and our ability to continue to obtain other sources of financing. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they come due. In addition, we had committed and available bank standby credit facilities of $56.2 million as of December 31, 2013. If the industry reverses its current upward trend in prices we will face significant pressure on our working capital and we will face the risk of not being able to continue as a going concern.

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

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power substantially exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, in 2010, Spain announced its plan to cut the subsidized electricity prices paid to new photovoltaic solar power plants by up to 45%, which significantly reduced installations of new solar energy projects in the country. In 2010, Germany introduced an approximately 24% to 26% solar feed-in tariffs reduction for rooftop systems and 20% to 25% reduction for ground-based systems. In early 2012, Germany further reduced its feed-in tariffs by 15% to up to 24.43 Euro cents per kilowatt hour for rooftop systems and up to 18.76 Euro cents per kilowatt hour for ground-based systems. On July 5, 2012, Italian officials published a ministerial decree which revised the system of incentives for the production of electricity from PV plants. Pursuant to the ministerial decree, the incentives for new PV plants will cease once the relevant total expenditure reaches EUR6.7 billion. In addition, new feed-in tariffs for existing plants will apply beginning in 2013, and the overall public expenditure for renewable energy should not exceed EUR5.8 billion per year. In 2013, the German government announced plans to reduce the expansion of solar power after Germany added 7,500 megawatts and 7,600 megawatts of capacity in 2011 and 2012, respectively, to bring its total to 32,600 MW, which is nearly as much as the rest of the world combined. The German government wants to see the FIT cut by up to 30 percent in a one-off move, after a series of annual cuts of about 15 percent in recent years. Such actions may result in a significant fall in the demand for photovoltaic products. In addition, government financial support of photovoltaic products has been, and may continue to be, challenged on constitutional grounds and found unlawful in certain countries. The escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012 and 2013 may continue to exert downward pressure on the amount of government subsidiaries for solar energy applications in these two regions. In 2013, although global solar PV installations increased by over 16% compared to 2012, the European markets shrank significantly due to subsidy cuts in major markets like Germany, Italy and Spain. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the photovoltaic industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced polysilicon manufacturing in 2008 and wafer manufacturing in 2011. Several of our senior management and key employees have worked together at our company for only a relatively short period of time, and a number of our senior officers were promoted to their posts in October 2012. Our future success will depend on our ability to expand our manufacturing capacity significantly beyond its current level and further expand our customer base. To address these risks, we must, among other things, continue to respond to competition and volatile market developments, attract, retain and motivate qualified personnel, implement and successfully execute expansion plans and improve our technologies. We cannot assure you that we will be successful in addressing such risks.

Although we were profitable in 2011, we experienced significant decreases in revenue and incurred substantial net losses in 2012 and 2013. Our limited operating history makes the prediction of future results of operations difficult, and therefore, it is unclear if we could regain positive revenue growth or become profitable again in the future. Our business model, technology and ability to achieve satisfactory manufacturing yields for polysilicon at higher volumes are unproven. Compared to companies with a long and well-established operating history and companies operating in less volatile sectors, our results of operations are more susceptible to the impact of adverse operating environment and supply and demand risks.

Our revenues and results of operations have fluctuated and are likely to fluctuate in the future.

Fluctuations of our revenues and results of operations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others, fluctuation in the global average selling prices of photovoltaic products, fluctuation in the volume of our products shipped, changes in end-user demand for the photovoltaic products manufactured and sold by us or our customers, the gain or loss of significant customers, the availability of governmental subsidies or financial support and changes in our electricity, natural gas, raw material or labor costs. For example, although our net loss improved in 2013 relative to 2012, it may worsen again if one or more of these factors become unfavorable to our business. Furthermore, wafers traditionally have had lower profit margins than polysilicon, and we may need to price aggressively to gain market share or remain competitive in this business, which may further reduce our net margins and cause our financial results to fluctuate from time to time.

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

We need a significant amount of cash to fund our operations. In particular, we will need substantial additional funding to finance our expansion project at our Xinjiang polysilicon facilities, which includes relocating existing equipment from Chongqing, to meet our working capital requirements, and to repay any short-term or long-term bank borrowings when due. We will also require cash resources to fund our research and development activities in order to remain competitive on cost and technology. In addition, we will need to contribute registered capital to our Chongqing and Xinjiang facilities in the amount of $26.4 million and $61.6 million, respectively.

In the past, we relied in part on long-term bank borrowings and advance payments from customers to finance our working capital requirements. However, we expect that we may not be able to obtain a substantial amount of, or any, advance payments from customers in the future as the photovoltaic markets remains competitive. Payment collection in the solar photovoltaic industry remains challenging. Any delay or failure in collecting amounts owed from customers will adversely affect our company’s cash flow situation. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. We expect to incur additional debt in the future. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

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

Our effective capacity and ability to produce high volumes of polysilicon depend on the cycle time for each batch of polysilicon. We may encounter problems in our manufacturing process or facilities as a result of, among other things, production failures, construction delays, human error, equipment malfunction or process contamination, all of which could seriously harm our operations. We are dependent on the availability of inexpensive electricity to keep our production costs down. We may experience production delays if any modifications we make in the manufacturing process to shorten production cycles are unsuccessful. Moreover, failure to achieve acceptable manufacturing levels may make our polysilicon costs uncompetitive, which could materially and adversely affect our business, financial condition and results of operations.

Further development in alternative polysilicon production technologies or other changes in the photovoltaic industry could render our production process too costly or obsolete, which could reduce our market share and cause our sales and profits to decline.

Although the vast majority of the polysilicon produced in the world utilizes the chemical vapor deposition process, or the “modified Siemens process,” several alternative production processes have been developed that may have significantly lower production costs. Compared with other polysilicon production processes, a disadvantage of the modified Siemens process is the large amount of electricity required. For example, MEMC and REC currently operate or are constructing facilities that use the “fluidized bed reactor” method for producing polysilicon. Tokuyama has developed a polysilicon technology called the “vapor-to-liquid deposition” process. Other polysilicon manufacturers are establishing facilities using upgraded metallurgical grade silicon process to produce solar-grade polysilicon. Moreover, some polysilicon manufacturers who are using “modified Siemens process” have adopted newer technologies such as Hydrochlorination, which could enable them to produce polysilicon in a more cost effective way compared to the traditional “modified Siemens process.”

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

Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our sales and profits to decline.

The solar power industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products, such as polysilicon and wafers. Other companies may develop production technologies that enable them to produce silicon wafers of higher quality at a lower cost than our products. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar power products and may render our products obsolete. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry, and effectively compete in the future. Our failure to further refine and enhance our products and processes or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could materially and adversely reduce our market share and affect our results of operations.

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

Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, and to relocate equipment to our Xinjiang facilities, which exposes us to a number of risks and uncertainties.

Our future success depends on our ability to significantly increase both polysilicon production capacity and output, and to relocate equipment to our Xinjiang facilities. If we fail to do so, we may not be able to benefit from economies of scale to reduce our costs per kilogram of polysilicon, to maintain our competitive position or to improve our profitability. Further, our expansion plans are dependent on the successful installation of the equipment we are relocating to our Xinjiang facilities. Our ability to establish additional production capacity and increase output is subject to significant risks and uncertainties, including:

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

Our future commercial production and expansion project in Xinjiang, China may not be successful.

We finished construction of our Phase 2a polysilicon facilities in Shihezi, Xinjiang Uyghur Autonomous Region in September 2012 and successfully reached our targets in terms of capacity and cost structure by the end of the first quarter of 2013. We are conducting an expansion plan to increase our polysilicon annual capacity from 6,150 MT to 12,150 MT. We also plan to upgrade our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. Simultaneous with our 2014 annual maintenance, we will prepare our Xinjiang facilities for expansion. Although the Xinjiang location provides many strategic advantages, including lower electricity costs, we face a number of uncertainties in relation with our future commercial production and expansion project in Xinjiang.

There are many risks associated with our future production in Xinjiang, any of which could cause significant disruption to production, including:

•	failure to successfully adopt and implement Hydrochlorination technology, given our lack of experience with the technology or the provider;

•	being unable to complete our expansion plan as scheduled;

•	failure to successfully install equipment relocated from the Phase 1 polysilicon facilities;

•	being unable to fully ramp-up the newly added capacity or achieve our targets for cost and quality;

•	extremely cold temperatures;

•	lack of workers in Xinjiang experienced with polysilicon manufacturing;

•	difficulties in timely transporting products to our customers, most of whom are located in other areas of China that are a significant distance from Xinjiang; and

•	political or social unrest.

One or more of these factors could harm our Xinjiang operations and consequently, could adversely affect our overall operating results.

We operate in an increasingly competitive market, and we may not be able to compete successfully with competitors who have greater resources than us.

The photovoltaic market is expected to become increasingly competitive. Our competitors include international polysilicon and wafer manufacturers, such as Hemlock, Wacker, OCI, REC, MEMC, Green Energy Technology and Sino-American Silicon and Chinese domestic polysilicon and wafer manufacturers, such as GCL-Poly, TBEA, China Silicon Corporation, Sichuan Xinguang Silicon Science and Technology, LDK Solar, ReneSola, JinkoSolar and Comtec Solar Systems. In addition, some solar cell and module manufacturers, including some of our existing and potential customers, have established or have announced the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales or even reduce our sales to our existing customers. Many of our competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of polysilicon than we can. Failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

We depend on a limited number of customers and sales contracts for a significant portion of our revenues, and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in our revenues.

In 2011, 2012 and 2013, our top three customers in aggregate accounted for approximately 38.7%, 40.9% and 38.5% of our total revenues, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

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

We experienced a period of growth and expansion, despite significant setbacks in revenue in 2012 and 2013. We generated revenue of $232.2 million, $86.9 million and $109.0 million in 2011, 2012 and 2013, respectively. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management efforts and skill and require significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results. Moreover, even if we do expand our polysilicon manufacturing capacity and our wafer business as planned, we may be unable to generate sufficient customer demand for our photovoltaic products to support our increased production levels or successfully integrate our polysilicon and wafer manufacturing businesses to achieve operational efficiency, which could adversely affect our business and results of operations.

Polysilicon production is energy-intensive, and if our energy costs rise or if our electricity and other utility supplies are disrupted, our results of operations will be materially and adversely affected.

The polysilicon production process, particularly the modified Siemens process that we use, is highly dependent on a constant supply of electricity and other utilities, such as steam, natural gas and water, to maintain the optimal conditions for polysilicon production. If electricity or other utility supplies are not maintained at the desired level, we may experience significant delays in the production of polysilicon. In the past, there were shortages in electricity supply in various regions across China, especially during peak seasons, such as in the summer. In addition, the uncommonly cold weather in China in the winter of 2010 resulted in a surge in natural gas demand, which in turn caused severe gas shortages in many regions, including Chongqing, where one of our polysilicon manufacturing sites is located. The local governmental authorities in the worst-hit areas took measures to reduce or restrict the amount of natural gas supplied to non-residential users. We primarily use natural gas for our in-house steam production and steam is critical for our manufacturing process. Although the natural gas shortage did not directly affect our operations, if shortages becomes more severe in the future, our natural gas supply may be reduced or suspended, which would significantly disrupt our manufacturing process. In addition to shortages, we are subject to potential risks of interruptions in energy supply due to power outages, equipment failure, weather conditions or other causes which could force us to cease production for a prolonged period of time. In the event that electricity or other utility supplies to our manufacturing facilities are disrupted, our business, results of operations and financial condition could be materially and adversely affected. Even if we have access to sufficient sources of electricity and other utilities, any significant increase in the costs of utilities could adversely affect our profitability, as we consume substantial amounts of electricity and other utilities in our manufacturing process. If electricity and other utility costs were to rise, our results of operations could be materially and adversely affected.

Our current indebtedness could adversely affect our business, financial condition and results of operations.

As of December 31, 2013, we had outstanding borrowings of $253.7 million with a weighted average floating interest rate of 6.87%, and we expect to incur additional debt in the future. We borrowed the majority of these bank loans from Bank of China and China Construction Bank with guarantees from Daqo Group, a related party of ours. We cannot assure you that we will be able to renew these borrowings when they become due or to obtain other loans or credits from other banks or other lenders on terms satisfactory to us or at all to satisfy the substantial capital expenditure requirements associated with our capacity expansion, whether on our own or with the continuing support from Daqo Group. In addition, the indebtedness could have an adverse effect on our future operations, including, among other things: (1) reducing the availability of our cash flow to fund our working capital, capital expenditures or other general corporate purposes as a result of interest or principal payments; (2) subjecting us to the risk of interest rate increases on our indebtedness which bears floating interest rates; and (3) placing us at a competitive disadvantage compared to our competitors that have less debt or are otherwise less leveraged. Any of these factors could have a material and adverse effect on our business, financial condition and results of operations.

We face risks and uncertainties expanding our business through alliances, joint ventures or acquisitions.

We may in the future, if presented with appropriate opportunities, acquire or invest in technologies, businesses or assets that are strategically important to our business or form alliances with key players in the photovoltaic industry to further expand our business. Such acquisitions and investments could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of integration of new businesses. Investments in new businesses may also divert our cash flow from servicing our debts and making necessary capital expenditures. In addition, we may incur impairment losses on our acquisitions and investments in equity securities. The diversion of our management’s attention and any difficulties encountered with respect to the acquisitions, investments or alliances or in the process of integration could have an adverse effect on our ability to manage our business. For example, in 2011, we formed alliances with JNE Solar Inc., a party unrelated to us prior to this transaction, in Hamilton, Ontario, through our wholly owned subsidiary, Daqo New Energy Holdings (Canada) Ltd., to build and operate a solar module production facility in Hamilton, Ontario, Canada. Due to negative developments in the solar photovoltaic market, we discontinued this project and terminated the joint venture in April 2012 without incurring any loss to us. Furthermore, our experience in the polysilicon manufacturing industry may not be as relevant or applicable in downstream markets. We may also face intense competition from companies with greater experience or established presence in the targeted downstream markets or competition from our industry peers with similar expansion plans. Any failure to integrate any acquired businesses or joint ventures into our operations successfully and any material liabilities or potential liabilities of any acquired businesses or joint ventures that are not identified by us during our due diligence process for such acquisitions or investments could materially and adversely affect our business and financial condition.

If we are unable to operate effectively or operational disruptions occur, our business, results of operations and financial condition could be adversely affected.

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facility for a significant period of time. Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production and could reduce our production capacity for a significant period of time. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, we temporarily shut down the Phase 1 facilities in April 2010 for periodic maintenance, in December 2010 for periodic maintenance and capacity enhancement, and in December 2011 for periodic maintenance. In September 2012, we halted production at the Phase 1 polysilicon facilities for maintenance and technology improvement projects, which lasted until we decided to relocate the equipment at this facility to Xinjiang in the second quarter of 2013 . In April 2013, we temporarily shut down our Phase 2 facilities in Xinjiang for periodic maintenance and technology improvements. These abovementioned shutdowns have reduced and may further reduce the volume and increase the cost of polysilicon we produce. In addition, we may need to use hazardous equipment for our wafer manufacturing process. Such equipment requires skill and experience for safe operation. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, and interruptions in electricity or water cooling supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards, environmental incidents and labor disputes.

We may experience earthquakes, floods, mudslides, snowstorms, typhoon, power outages, labor disputes or similar events beyond our control that would affect our operations. Our manufacturing processes involve the use of hazardous equipment, including, but not limited to, furnaces, squaring machines and wire saws. We also use, store and generate volatile and otherwise dangerous chemicals and waste during our manufacturing processes, which are potentially destructive and dangerous if not properly handled or in the event of uncontrollable or catastrophic circumstances, including operating hazards, fires and explosions, natural disasters, adverse weather conditions and major equipment failures.

In addition, our polysilicon and wafer production and storage facilities are located in either Chongqing or Xinjiang, China. The occurrence of any natural disaster, unanticipated catastrophic event or unexpected accident in this location could result in production curtailments, shutdowns or periods of reduced production, which could significantly disrupt our business operations, cause us to incur additional costs and affect our ability to deliver our products to our customers as scheduled, which may adversely affect our business, financial condition and results of operations. Moreover, such events could result in severe damage to property, personal injuries, fatalities, regulatory enforcement proceedings or in our being named as a defendant in lawsuits asserting claims for large amounts of damages, which in turn could lead to significant liabilities.

Occurrences of natural disasters, as well as accidents and incidents of adverse weather in or around either Chongqing or Xinjiang, China in the future may result in significant property damage, electricity shortages, disruption of our operations, work stoppages, civil unrest, personal injuries and, in severe cases, fatalities. Such incidents may result in damage to our reputation or cause us to lose all or a portion of our production capacity, and future revenue anticipated to be derived from the relevant facilities, any of which could have a material adverse effect on our business, operating results and financial condition.

Existing regulations and changes to these regulations may present technical, regulatory, economic and trade barriers to the purchase and use of photovoltaic products, which may significantly reduce demand for our products.

Photovoltaic products are subject to national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering and other aspects of the electric utility industry. In a number of countries, including China, these regulations are being modified and may continue to be modified. The purchases of, or further investment in the research and development of, alternative energy sources, including photovoltaic technology, could be deterred by unfavorable regulations, which could result in a significant reduction in the potential demand for our products. For example, without a regulatory mandated exception for solar power systems, electric utility companies are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to end users of using photovoltaic products and make them less desirable. In addition, trade authorities in foreign countries may apply trade sanctions against photovoltaic product imports from China, if the foreign trade authorities determine that the export sales from China are in violation of fair trade practices. Such trade sanctions can result in significant additional duties, which will adversely affect our photovoltaic product demand, thereby harming our business, prospects, results of operations and financial condition.

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

We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. Contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. In addition, we currently hold 21 patents and have 10 pending patent applications in China covering various aspects of the polysilicon and wafer manufacturing processes. However, we cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. Failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe on or misappropriate our proprietary technologies or other intellectual property and proprietary rights and use them to compete against us, which could have a material adverse effect on our business, financial condition or operating results.

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

As of the date of this annual report, Messrs. Guangfu Xu, Xiang Xu and Dafeng Shi, our directors that are affiliated with Daqo Group, beneficially own an aggregate of 35.6% of our outstanding share capital. As a result of their high level of shareholding, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. These shareholders’ interests as beneficial owners of Daqo Group and Daqo New Material may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, these shareholders may take actions not in the best interest of us and our other shareholders.

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with expertise in the photovoltaic industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified technical staff or other highly skilled employees that we will need to achieve our strategic objectives. As we have a limited operating history and are in a stage of rapid growth, despite recent setbacks, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract and retain qualified personnel, our business may be materially and adversely affected.

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

Various Chinese governmental authorities have provided tax incentives to our subsidiaries in China. These incentives include income tax exemption or reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, the statutory enterprise income tax rate is 25%. However, our Chinese subsidiary Chongqing Daqo New Energy Co., Ltd., or Chongqing Daqo, as a “Chongqing Municipality High and New Technology Enterprise,” is entitled to a preferential enterprise income tax rate of 15%. The status is valid until December 2014 and can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. We cannot assure you that Chongqing Daqo will continue to qualify as a “high and new technology enterprise” in future periods. In addition, Chongqing Daqo has received various financial incentives and grants from the local government since its inception. For example, it received government grants in the amount of $11.5 million, $7.7 million and $4.8 million in 2011, 2012 and 2013, respectively. Any increase in the enterprise income tax rate applicable to our Chinese subsidiaries or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our subsidiaries in China could adversely affect our business, operating results and financial condition. Xinjiang Daqo New Energy Co., Ltd., or Xinjiang Daqo, is currently in the process of applying for “Xinjiang Municipality High and New Technology Enterprise” status.

The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a Chinese withholding tax upon the dividends payable by us and Chinese tax on gains realized upon the sale or other disposition of our ADSs if we are classified as a Chinese “resident enterprise.”

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

Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and will be subject to the Chinese enterprise income tax at the rate of 25% on its worldwide income. In April 2009, the Chinese State Administration of Taxation issued a new circular to clarify criteria for determining the “resident enterprise” status of foreign companies which are controlled by enterprises incorporated in China. Pursuant to the circular, to determine whether a company formed outside of mainland China and controlled by an enterprise incorporated in China should be treated as a Chinese resident enterprise, the tax authority will review factors such as the routine operation of the organizational body that effectively manages the enterprise’s production and business operations, locations of personnel holding decision-making power, location of finance and accounting functions and properties of the enterprise, and whether more than half of the directors or senior management personnel reside in China. Substantially all of our management members are based in China. However, it remains unclear how PRC tax authorities will treat an overseas company such as ours, which is controlled by PRC natural persons rather than PRC enterprises. If the Chinese tax authorities subsequently determine that Daqo Cayman should be classified as a resident enterprise, then our worldwide income will be subject to Chinese income tax, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Daqo Cayman is classified as resident enterprise under the EIT Law, the dividends received from our Chinese subsidiaries may be exempted from withholding tax.

Moreover, foreign enterprise ADS holders may be subject to a 10% withholding tax (20% in the case of foreign individual ADS holders) upon dividends payable by us and 10% tax on gains realized upon the sale or other disposition of our ADSs (20% in the case of foreign individual ADS holders) if Daqo Cayman is classified as resident enterprise under the EIT Law. Any such tax may reduce the returns on your investment in our ADSs.

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

We adopted our 2009 share incentive plan, or the 2009 Plan, in August 2009 that permits the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2009 Plan, we may issue awards to purchase up to 15,000,000 ordinary shares. As of the date of this annual report, excluding expired or cancelled options, the Company has granted options to purchase a total of 13,195,816 of our ordinary shares under this plan. In addition, we modified the exercise prices for certain outstanding options in January 2012 and April 2013 in order to provide additional incentives to our employees and directors pursuant to an express authorization under our share incentive plan, allowing our board of directors to approve a downward adjustment of the option exercise prices without our shareholders’ approval. As a result of these option grants, option re-pricings and potential future grants under the plan, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we limit the scope of our share incentive plan, we may not be able to attract or retain key personnel who expect to be compensated with incentive shares or options.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us, and by government policies or guidance aimed at curtailing the perceived over-capacity of certain industry sectors, such as steel, concrete, polysilicon and wind power equipment. See “Item 4. Information on the Company—B. Business Overview—Regulation— Renewable Energy Law and Other Government Directives.” The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our services and materially and adversely affect our operating results and financial condition.

Uncertainties in the global economy and the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012 and 2013. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and increasing tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation and rule-making over the past three decades has been to significantly increase the protections afforded to various forms of foreign or private-sector investment in China. Our Chinese operating subsidiary, Chongqing Daqo, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies in China. Our business is also subject to various industry policy, safety and environmental laws and regulations that affect our operations and production facility expansion plans, including those related to investment, project construction, building, zoning, fire prevention and work safety. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. In addition, due to the inconsistent nature of regulatory enforcements in China, local Chinese governmental authorities have significant discretion in interpreting and implementing rules and regulations, and there is no assurance that the central government authorities will always agree with the interpretations and implementations of the local governmental authorities. Currently, we possess all necessary local governmental approvals relating to our operations and production capacity expansion plans. However, if a central government agency requires us to obtain its approval and if we fail to obtain such approval in a timely manner, or at all, we may be subject to the imposition of fines against us, or the suspension or cessation of our production capacity expansion plans. See “Item 4. Information on the Company—B. Business Overview— Regulation—Renewable Energy Law and Other Government Directives.” It may be more difficult to evaluate the outcome of any regulatory or legal proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to continue our operations or planned capacity expansions, which, as a result, could materially and adversely affect our business and operations.

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

We have, up to the present, completed SAFE Circular No. 75 registration for all current beneficial shareholders of our company who are Chinese residents. However, we may not be fully informed of the identities of the beneficial owners of our company in the future and we cannot assure you that all of our Chinese resident beneficial owners will comply with SAFE regulations. The failure of our beneficial owners who are Chinese residents to make any required registrations may subject us to fines and legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

Participants of our share incentive plan who are PRC individuals are required to register with SAFE, and the failure to so comply could subject us and such participants to penalties.

In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. According to the Stock Option Notice, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must file an application with SAFE or its local counterpart on behalf of PRC resident individuals who participate in stock incentive plans of overseas publicly-listed companies to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises. Our company is an “overseas publicly-listed company,” and therefore, we and participants of our share incentive plan who are PRC individuals are subject to these regulations.

We have completed registration for options granted as of December 31, 2013 and are in the process of submitting an application to register the options granted on January 28, 2014. If our application is unsuccessful or our option plan participants who are PRC individuals fail to work with us to complete the registration, we or such persons may be subject to fines and legal sanctions. Any failure to comply with such regulations may subject us and the relevant participants of our share incentive plan to fines and legal sanctions and prevent us from being able to grant share incentives to our personnel, as a result of which our business operations may be adversely affected.

Chinese regulation of direct investment and loans by offshore holding companies to Chinese entities may delay or limit us from making additional capital contributions or loans to our Chinese subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our Chinese subsidiaries are subject to Chinese regulations. For example, for each of our Chinese subsidiaries, the aggregate amount of our loans to the Chinese subsidiary cannot exceed the difference between the amount of its total investment and its registered capital as approved by the foreign investment regulatory authorities under relevant Chinese laws, and the loans must be registered with the local branch of SAFE. For each foreign invested enterprise, such as Chongqing Daqo, when the Chinese foreign investment regulatory authorities approve the establishment of such foreign invested enterprise, the authorities approve the amounts of such enterprise’s registered capital, which represent the investors’ capital commitment in equity, and the amounts of its total investment, which represent the sum of its registered capital plus the amounts of its permitted loans. After the establishment of the foreign invested enterprise, the investors can seek regulatory approval to increase its registered capital and the total investment amounts, and upon approval, there will be increases in both amounts. There is a specific statutory guideline relating to the ratio of a foreign invested enterprise’s registered capital amount over total investment amount, and all foreign investment regulatory authorities in China must follow the ratio guideline when exercising their approval authority. However, there is no uniform statutory guideline applicable to all regulatory authorities regarding whether to approve the establishment of a new foreign invested enterprise or to approve any increase in the registered capital and total investment of an existing foreign invested enterprise. In practice, authorities consider factors such as overall governmental policies relating to the specific industry and demands in a particular industry and the approval usually takes one to three months depending on the locations of the foreign invested enterprises. The approved total investment amounts of Chongqing Daqo and Xinjiang Daqo New Energy Co., Ltd., or Xinjiang Daqo, are $286.0 million and $298.0 million, respectively. The registered capital of Chongqing Daqo is $96.0 million, of which $69.6 million was contributed by Daqo Cayman as the sole investor. The registered capital of Xinjiang Daqo is $100.0 million, of which $38.4 million was contributed by Daqo Cayman as the sole investor. As a result, the maximum permissible amounts that Chongqing Daqo and Xinjiang Daqo may borrow from Daqo Cayman are $190.0 million and $198.0 million, respectively. We may not make loans to Chongqing Daqo or Xinjiang Daqo in excess of the maximum amounts permissible unless we obtain government approval to increase their total investment amounts. In addition, any increases of our capital contributions to our Chinese subsidiaries beyond the previously authorized amount must be approved by the MOFCOM and the NDRC or their respective local counterparts. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our Chinese subsidiaries or to fund their operations may be negatively affected, which could adversely affect our Chinese subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.

As a holding company, we rely principally on dividends and other distributions on equity paid by our Chinese subsidiaries for our cash requirements, including funds necessary to service any debt we may incur. If our Chinese subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, relevant Chinese laws and regulations permit payments of dividends by Chinese subsidiaries only out of their retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of its net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to us could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. Also see “—Risks Relating to Our Business—The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a Chinese withholding tax upon the dividends payable by us and Chinese tax on gains realized upon the sale or other disposition of our ADSs if we are classified as a Chinese ‘resident enterprise.’”

Fluctuations in exchange rates could result in foreign currency exchange losses.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. In March 2014, the People’s Bank of China widened the band around which the value of the Renminbi is allowed to deviate from the daily reference rate, which may allow for greater volatility in the U.S. dollar and Renminbi exchange rate. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. In connection with the audit of our internal controls over financial reporting as of and for the year ended December 31, 2011, we and our independent registered public accounting firm identified three “material weaknesses” including (i) our lack of accounting resources and expertise necessary to comply with U.S. GAAP and the Securities and Exchange Commission, or SEC, financial reporting and disclosure requirements, (ii) our lack of sufficient resources to perform thorough reviews of consolidated financial statements and related footnote disclosures during the period-end financial reporting and disclosure process, and (iii) our lack of sufficient processes, documentation and approval of related party transactions with affiliates. In 2012, we have made enhancements to our internal controls over financial reporting. See “Part II—Item 15. Controls and Procedures—Remediation and Changes in Internal Control Over Financial Reporting.” Based on these actions taken and our testing and evaluation of the effectiveness of our internal controls, we have concluded the material weaknesses no longer existed as of December 31, 2012 and December 31, 2013. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting for the years ended December 31, 2012 and December 31, 2013.

However, although our management concluded that we maintained effective internal controls over financial reporting as of December 31, 2013, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal controls over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report (if it is required to report) that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm,

could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, an administrative judge reached an initial decision that the “big four” accounting firms should be barred from practicing before the SEC for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the initial decision and pending that review the effect of the initial decision is suspended. The SEC Commissioners will review the initial decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

While we cannot predict the outcome of the SEC’s proceedings, if the accounting firms, including our independent registered public accounting firm, were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to timely find another registered public accounting firm which can audit and issue a report on our financial statements, we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NYSE. Moreover, any negative publicity about the SEC’s proceedings against these accounting firms may erode investor confidence in China-based, United States listed companies in general and the trading price of our ADSs may be adversely affected.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, and consequently, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and with applicable professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

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

Our business could be adversely affected by the effects of swine flu, avian flu, Severe Acute Respiratory Syndrome, or SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2006, 2007 and 2008, there were reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of swine flu occurred in Mexico and the United States and human cases of swine flu were discovered in China and Hong Kong. In April 2013, there were reports of occurrences of avian flu in various parts of China, including a number of confirmed human cases and deaths. Any prolonged occurrence or recurrence of swine flu, avian flu, SARS or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. These could include our ability to deliver our products within or outside of China, as well as temporary closure of our manufacturing facilities, or our customers’ facilities, leading to delayed or cancelled orders. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations.

Risks Relating to Our ADSs

The trading prices of our ADSs have been and may continue to be volatile, which could result in substantial losses to investors.

The closing trading prices of our ADSs ranged from $4.07 to $46.55 in 2013, and are likely to remain volatile in the future and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed their securities on U.S. stock exchanges. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of our new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new products and expansions by us or our competitors;

•	announcements of sale of existing business segments;

•	fluctuations in market prices of or demand for our products;

•	changes in financial estimates by securities analysts;

•	changes in the ratio of ADSs vs. common shares;

•	additions or departures of key personnel; and

•	potential litigation or regulatory investigations.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Law of the Cayman Islands, as amended from time to time, and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could subject U.S. investors in our ADSs or ordinary shares to adverse tax consequences.

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. We do not believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2013. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our company was incorporated in Cayman Islands as Mega Stand International Limited in November 2007. We changed our corporate name to Daqo New Energy Corp. in August 2009.

We are a company limited by shares domiciled in the Cayman Islands. The corporate affairs of Daqo New Energy Corp. are governed by our Third Amended and Restated Memorandum and Articles of Association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands.

In 2008, we established Chongqing Daqo as our wholly owned operating subsidiary in China. Through Chongqing Daqo, we focus primarily on the manufacture and sale of polysilicon and have expanded into wafer manufacturing. In addition to Chongqing Daqo, we established Nanjing Daqo New Energy Co., Ltd., or Nanjing Daqo, in 2007 in China, through which we conducted our module manufacturing business. In 2009, we established our wholly owned subsidiary Daqo Solar Energy North America, or Daqo North America, in California to promote our products in North America. In 2011, we established a wholly owned subsidiary, Daqo New Energy Holdings (Canada) Ltd., or Daqo Canada, to expand our operations in Canada. In 2011, to expand our polysilicon manufacturing capacity, we established another wholly owned subsidiary in China named Xinjiang Daqo New Energy Co., Ltd.

Daqo Group established Daqo New Material in 2006 in Chongqing, China. Although all of Daqo Group’s equity interest holders also beneficially own shares of Daqo Cayman, Daqo Group does not have any shareholding in our company. As of the date of this annual report, holders of equity interests in Daqo Group in aggregate beneficially own 58.5% of the outstanding ordinary shares of our company. Subsequent to the establishment of Chongqing Daqo, in July 2008, Chongqing Daqo entered into a lease agreement with Daqo New Material to rent all of Daqo New Material’s land, production infrastructure, machinery, equipment, facilities, factories, buildings and other assets for polysilicon production. This lease was terminated on December 30, 2013. Under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we were deemed to be Daqo New Material’s primary beneficiary and Daqo New Material had been consolidated from July 1, 2008 to December 30, 2013.

We commenced commercial production at the Phase 1 polysilicon facilities in July 2008. Production at the Phase 1 polysilicon facilities used equipment and property of both the Company and Daqo New Material.

Even though we do not directly or indirectly hold any equity interests in Daqo New Material, under U.S. GAAP, Daqo New Material has been deemed to be our predecessor business from November 16, 2006 through June 30, 2008.

Under a non-competition agreement with us, Daqo Group has agreed not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses without our consent for an indefinite term. Such related party transactions are subject to our audit committee’s review and approval. Under the non-competition agreement, we, through Daqo Cayman and Chongqing Daqo, are entitled to seek temporary restraining orders, injunctions or other equitable relief, in addition to monetary remedies specified in the agreement, if Daqo Group breaches its non-competition obligations. With the approval of our audit committee, we gave our consent to Daqo Group to enter the photovoltaic cell manufacturing business in China. Daqo Group incorporated the wholly owned subsidiary, Zhenjiang Daqo Solar Co., Ltd., or Zhenjiang Daqo, which started commercial production of photovoltaic cells in 2011.

On October 7, 2010, we listed our ADSs, each representing five ordinary shares of Daqo New Energy Corp., on the New York Stock Exchange under the symbol “DQ” in connection with an initial public offering. We issued a total of 9,200,000 ADSs at $9.50 per ADS in connection with our initial public offering.

In February 2011, we incorporated a wholly owned subsidiary, Xinjiang Daqo, in Shihezi Economic Development Area in Xinjiang Autonomous Region, China, to build our Phase 2a polysilicon production facilities. We finished construction of our Phase 2a polysilicon facilities in September 2012 and have engaged in commercial production at these facilities since the first quarter of 2013.

In April 2011, we incorporated a wholly owned subsidiary, Daqo Canada, to expand our operations in North America. Through Daqo Canada, we set up a joint venture with JNE Solar Inc., a party unrelated to us prior to this transaction, in Hamilton, Ontario. This joint venture was terminated in April 2012. We liquidated Daqo Canada in October 2013.

In September 2012, to focus on our core businesses of polysilicon and wafer production, we sold our 100% equity interest in our module business to Daqo Group for a consideration of $9.9 million. On December 21, 2012, we effected a change of the ADS to ordinary share ratio from one ADS representing five ordinary shares to one ADS representing 25 ordinary shares. The ratio change had the same effect as a 1-for-5 reverse ADS split.

In September 2012, we halted polysilicon production in order to begin maintenance and technology improvement projects at the Phase 1 polysilicon facilities with the primary objective of lowering the cost to produce polysilicon at these facilities. In conjunction with the production stoppage, a supplementary lease agreement with Daqo New Material was reached which reduced lease payments beginning in 2013 to approximately $0.

In the first quarter of 2013, we terminated Daqo North America, which was originally designed to promote our module products in North America. In the second quarter of 2013, we incurred fixed asset impairment charges related to the Phase 1 polysilicon facilities to reflect the market challenges that had an adverse effect on the profit-generating ability of the assets.

As of March 2013, we successfully reached our initial targets for both capacity and cost structure for our Xinjiang polysilicon facilities. As part of our efforts toward further improvement, we successfully completed a project to identify and reduce restrictions on our production throughput, or a “debottlenecking” project, prior to the end of 2013. We expect to fully realize capacity of 6,150 MT and lower total production costs to the level of $14 per kg when the newly added capacity is ramped up.

In November 2013, the Board approved our plan to further expand our capacity in Xinjiang from 6,150 MT to 12,150 MT in order to take advantage of the enormous competitive advantage in electricity price in Xinjiang compared to that of Chongqing. We also plan to upgrade our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. Simultaneous with our 2014 annual maintenance, we will prepare our Xinjiang facilities for the expansion. We expect to complete construction and installation and start pilot production by the end of 2014, and we expect to fully ramp up the newly added capacity in the second quarter of 2015.

In November 2013, we also achieved great progress in our wafer business by increasing our annual capacity from 36 million pieces to 72 million pieces and lowering our production costs significantly. We continuously strive to improve the cost structure for wafer production. We are in the process of implementing a slurry recovery system and expect to complete the project in May 2014.

As a result of certain difficulties in obtaining the planned reductions in cost at the Phase 1 polysilicon facilities, combined with the plan to expand capacity at our Xinjiang plant, we concluded the best course of action was to (i) cease production at the Phase 1 polysilicon facilities, after which we incurred an impairment charge of $158.4 million in the second quarter of 2013, (ii) relocate machinery and equipment from the Phase 1 polysilicon facilities to Xinjiang and (iii) ultimately, on December 30, 2013, sign an amendment to the supplementary lease agreement to terminate the lease, which resulted in the de-consolidation of Daqo New Material. To support the wafer manufacturing at Chongqing Daqo, a new lease agreement was entered into with Daqo New Material to lease a small portion of its facilities, including, but not limited to, the dining hall, part of the office buildings and portions of the employee dormitory, on January 1, 2014.

As a result of our relocation, Chongqing Daqo no longer needed to lease facilities from Daqo New Material as originally planned. On December 30, 2013, Chongqing Daqo signed an amendment to the supplementary lease agreement to terminate the lease agreement. Because of the fact that Chongqing Daqo will still use a very small portion of Daqo New Material’s facilities, including, but not limited to, the dining hall, part of the office buildings and portions of the employee dormitory, on January 1, 2014, Chongqing Daqo signed a new lease agreement with Daqo New Material for the limited facilities mentioned above.

Our principal executive offices are located at 666 Longdu Avenue, Wanzhou, Chongqing 404000, People’s Republic of China, and our telephone number at that location is +86-23-6486-6666. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, 2nd Floor Harbor Place, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, NY 10017.

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

We are a leading polysilicon manufacturer based in China. We utilize the chemical vapor deposition process, or the “modified Siemens process,” to produce polysilicon, and have fully implemented the closed loop system to produce high-quality polysilicon cost-effectively. We manufacture and sell high-quality polysilicon to photovoltaic product manufacturers, who further process our polysilicon into ingots, wafers, cells and modules for solar power solutions. Currently our annual capacity for polysilicon is 6,150 MT. We plan to further increase the capacity to 12,150 MT by the end of 2014, and we expect to fully ramp up capacity in the second quarter of 2015. We also plan to upgrade our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. Simultaneous with our 2014 annual maintenance, we will prepare our Xinjiang facilities for expansion. We improve our production efficiency and increase our output through technological improvements, adoption of process innovation and refinement as well as equipment enhancement. Actual production volume may exceed the production capacity due to operational improvements we may implement at our facilities in response to market conditions.

We have expanded to the downstream photovoltaic manufacturing businesses to establish facilities for wafer manufacturing. Our current wafer manufacturing annual capacity is 72 million pieces. We have started to report wafer shipments in units of “million pieces” instead of “MW” since the first quarter of 2013. Improvements in wafer technology can cause watts per piece to increase, resulting in larger MW shipments without increases in the amount of wafer produced, and consequently we believe that the newly adopted unit more accurately presents our operating performance. Most of our wafer product is high efficiency wafer which represents approximately 4.3 watts per piece. The following diagram illustrates the value chain for the manufacture of crystalline-silicon based photovoltaic products:

Our operations are located in Chongqing and Xinjiang, which are in southwestern and northwestern China, respectively. The cost of doing business in western China is generally lower than the coastal areas of China. Because of our strategic locations, we experience advantages in electricity and raw material costs over our competitors that are based in developed countries or in the coastal areas of China.

We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at our facilities. In 2013, approximately 99.3% of our polysilicon met the solar grade quality standard, approximately 96.3% of our polysilicon met the highest specification of the solar grade quality standard, and approximately 88.0% of our polysilicon met the electronic grade quality standard in China.

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008. Although we experienced a significant downturn in terms of revenue and net income in 2012, our revenue and gross margin improved in 2013 due to a recovery in the global market and our continuous cost reduction efforts. We produced 4,524 MT, 3,349 MT (1) and 4,805 MT of polysilicon and sold 3,947 MT(3), 3,262 MT(2)(3) and 4,283 MT(3) in 2011, 2012 and 2013, respectively. We generated revenues from continuing operations of $232.2 million, $86.9 million and $109.0 million in 2011, 2012 and 2013, respectively. We achieved net income attributable to Daqo New Energy Corp. shareholders of $33.3 million in 2011. We incurred net losses attributable to Daqo New Energy Corp. shareholders of $111.9 million and $70.9 million in 2012 and 2013 respectively.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2013, our major photovoltaic product customers included operating entities of Jiangsu Meike Silicon Energy, Zhenjiang Daqo Solar, Hanwha SolarOne, JinkoSolar and EGing PV.

We commenced commercial production of wafers using our own polysilicon in July 2011. In November 2013, we successfully increased our annual wafer production capacity to 72 million pieces. In addition to our wafer sales, since the second quarter of 2012, we started to provide multi-crystalline ingot and block manufacturing outsourcing services to our customers. In May 2010, we commenced commercial production of modules. We sold all of our module facilities in September 2012 to focus on our core businesses of polysilicon and wafer production. The operation of our downstream photovoltaic product manufacturing business involves risks and uncertainties, such as higher cost, lack of experience, financing, construction and operational uncertainties, potential competition and regulatory risks. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business” for details.

Note:
(1) Excluding 617 MT polysilicon produced in Xinjiang facilities during the pilot production period.
(2) Excluding 323 MT polysilicon sold from Xinjiang facilities during the pilot production period.
(3) The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 454 MT, 315 MT and 770 MT in 2011, 2012 and 2013, respectively.

Quarterly sales volume table for polysilicon and wafer in 2013:

Sales Volume	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	FY 2013
Polysilicon (MT)	700.91	973.13	1,313.05	1295.79	4282.88
Wafer (million pieces)	0.73	9.09	7.08	12.69	29.59
Wafer OEM (million pieces)	-	-	-	3.45	3.45
Ingot and Block (MT)	40.45	160.68	10.16	0.30	211.59

Our Products

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs. Our current annual capacity for polysilicon production is 6,150 MT. We are one of the best quality polysilicon makers in China. In 2013, approximately 96.3% of our polysilicon met the highest specification of the solar grade quality standard, and approximately 88.0% of our polysilicon met the electronic grade quality standard in China.

Polysilicon monthly quality data in 2013:

In addition, we also offer high-quality wafers through our downstream photovoltaic product manufacturing business. Currently the annual capacity of our wafer facilities is 72 million pieces. To meet the prevailing market demands, we produce both standard and high efficiency multi-crystalline wafers with dimensions of 156 millimeters x 156 millimeters and thickness of 200 microns. Our high efficiency wafers are produced through an innovative casting manufacturing process.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Components of Results of Operations—Revenues” for a breakdown of our net revenues by category of activity.

Manufacturing Process

Polysilicon

Modified Siemens Process

Three main technologies are used in polysilicon production: the Siemens process, the fluidized bed reactor process and the newly developed upgraded metallurgical grade silicon process. The Siemens process is an existing and well proven process technology predominantly used in high purity silicon feedstock production in the solar industry. Three other new technologies, the fluidized bed reactor process, the upgrading metallurgical grade silicon process and the vapor-to-liquid deposition, have the potential for lower cost production but are relatively new and less proven.

We use the modified Siemens process to produce polysilicon. The modified Siemens process includes three distinct steps: (1) TCS production; (2) distillation; and (3) deposition. In addition, we recover and recycle exhaust gas throughout the process in our closed loop manufacturing system. The diagram below describes our current general manufacturing process:

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

Although the closed loop system has lower manufacturing costs than the open loop system, manufacturing facilities based on the open loop system can be built within a shorter period time with less initial capital investment for equipment. Most of polysilicon manufacturing facilities in China were traditionally built based on the open loop system. However, as the polysilicon market may face downward pricing pressure from time to time, we believe that an increasing number of China-based manufacturers are converting their open loop system to the closed loop system and some of them have completed such conversion. The full implementation of the closed loop system by other polysilicon manufacturers has diminished our competitive advantages provided by this system. Nevertheless, in August 2011, Chongqing Daqo entered into a Technology License and Transfer Agreement with GTAT Corporation, a Delaware company, under which GTAT granted us a license to use, in both our Chongqing and Xinjiang facilities, its Hydrochlorination TCS Production Technology and Chlorosilane Recovery/Waste Neutralization Technology, which will help expand our manufacturing capacity and significantly reduce electricity consumption to reduce our production costs to reach a more competitive level.

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

Moving forward, for our off-gas treatment process we plan to adopt Hydrochlorination technology, a process which has seen increasing application in polysilicon manufacturing in recent years. It converts TET (STC) to TCS by reacting with metallurgical grade silicon powder. Using Hydrochlorination technology, chemical reactions take place under much higher pressure and at lower temperatures in comparison to the traditional hydrogenation process. As a result, it consumes less electricity and offers a higher STC/TCS conversion rate. In addition, the hydrochlorination process also does not require fresh TCS production, which further reduces production costs.

Wafer

We conducted our wafer business through tolling arrangements with third party wafer manufacturers in 2009 and 2010. In July 2011, we commenced commercial production of multi-crystalline silicon wafers at our wafer production facilities, which have a current production capacity of 72 million pieces.

The manufacturing process of wafers typically consists of two major steps: ingot preparation and wafering. Multi-crystalline ingots are prepared by directional solidification in a casting furnace. Silicon ingots will then be shaped to the required sizes and sliced to wafers by wire saws.

Manufacturing Capacity

The following table sets forth our major installed approximate annual production capacity objectives as of the dates indicated and includes the expected date of initial commercial operation and fully ramped-up production of each expansion phase.

	Approximate Annual Production Capacity	Construction Period	Commercial Production Period	Fully Ramped-up Production
Polysilicon:
Phase 1a facilities (1) (2)	1,500MT	June 2007—May 2008	July 2008—September 2012	March 2009
Phase 1b facilities (1) (2)	1,800MT	May 2008—May 2009	December 2009—September 2012	January 2010
Capacity enhancement of Phase 1 facilities (1) (2)	1,000MT	December 2010	December 2010—September 2012	December 2010
Phase 2a facilities (3)	5,000MT	Second Quarter 2011— September 2012	First Quarter 2013—Present	March 2013
Capacity enhancement of Phase 2a facilities (3)	1,150MT	July 2013—January 2014	January 2014—Present	Second Quarter 2014 (4)
Phase 2b facilities (3)	6,000MT	April 2014—December 2014 (5)	December 2014 (5)	Second Quarter 2015 (5)

Wafer:
Phase 1a facilities (1)	36 million pieces	July 2010—February 2011	July 2011—Present	November 2011
Phase 1b facilities (1)	72 million pieces	February 2011—September 2011	May 2013—Present	November 2013

Notes:

(1)	The facilities are located in Chongqing.

(2)	We halted polysilicon production at these facilities in September 2012 and ultimately determined to cease production in the second quarter of 2013.

(3)	The facilities are located in Xinjiang.

(4)	Estimated and may change subject to actual conditions.

(5)	The estimated timetable of the Phase 2b expansion project in our Xinjiang polysilicon facilities may change subject to actual conditions.

Our annual polysilicon production capacity reached 6,150 MT in 2013. We plan to further expand the capacity of our Xinjiang facilities to 12,150 MT in order to better take advantage of what we believe will be lower production costs in Xinjiang, and optimize utilization of the assets being relocated from the Phase 1 polysilicon facilities. We also plan to upgrade our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. Simultaneous with our 2014 annual maintenance, we will prepare our Xinjiang facilities for expansion. We expect to complete construction and start a trial run by the end of 2014, and we expect to fully ramp up capacity in the second quarter of 2015. Our capacity expansion plan and technology improvement plan are preliminary and subject to risks and uncertainties that may be out of our control. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.”

Materials and Inputs Used in Production

Polysilicon

Raw materials required for our polysilicon manufacturing process primarily include metallurgical grade silicon, which is silicon of 95% to 99% purity, and liquid chlorine, two widely available industrial raw materials used in our in-house production of TCS, electricity and other utilities, and other significant inputs for production, such as argon gas, caustic soda and graphite parts. We produce liquid chlorine in our in-house facilities. This provides us with a reliable supply of liquid chlorine and also helps us to further reduce material costs.

The costs of electricity are significant in the production of polysilicon. The electricity costs in Chongqing are lower than those in coastal areas of China and those in developed countries due to Chongqing’s abundant hydroelectric resources. The costs of electricity in Xinjiang are over 50% lower than even those in Chongqing due to Xinjiang’s abundant coal resources. We also use other utilities, such as steam, water and natural gas, for our manufacturing process. Steam supply is important to the production of polysilicon. We use both a local supplier and our in-house capabilities to produce steam.

Wafer

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

Quality Assurance

We apply our quality control system at each stage of our manufacturing process, from raw materials procurement to production and delivery, in order to ensure a consistent quality of our products. We systematically inspect raw materials from our suppliers, such as MG-Si, liquid chlorine and various consumables for our polysilicon business and polysilicon for our wafer business. We also test our inputs in each stage of our production process to ensure the inputs meet all technical specifications.

We sample each lot of polysilicon harvested from the deposition reactors and keep the samples for product quality tracking purpose. We also set up a product tracking system to trace back all shipped products to the samples we keep and to our database, which contains detailed information of each shipment. We received the ISO 9001:2008 certification for our quality assurance system for production of polysilicon, which we believe demonstrates our technological capabilities and inspires customer confidence. In addition, in 2009, Chongqing Science and Technology Commission issued a three-year certificate to recognize our polysilicon as a high and new technology product. We have successfully renewed the certificate until November 2015. We are also in the process of applying for “High and New Technology Enterprise” status for our Xinjiang polysilicon facilities in Xinjiang.

For our wafer production, we inspect all critical incoming materials, such as feedstock silicon, crucible, slurry and wire to ensure they meet our wafer production requirement. Through manufacturing process, technical parameters such as minority lifetime, resistivity, geometry dimension and surface appearance will be checked at various points as part of in-process quality control. As a final product, each wafer is sent to an automatic inspection machine to be inspected against our product technical specifications.

In order to facilitate our production of photovoltaic products and ensure the quality of the finished product, we conduct analysis for raw materials, in-process products and finished products and monitor the environmental impact and safety throughout the production process.

Customers and Sales

We currently sell polysilicon and wafers to China-based photovoltaic product manufacturers. Our major customers include operating entities of Jiangsu Meike Silicon Energy, Zhenjiang Daqo Solar, Hanwha SolarOne, JinkoSolar and EGing PV. We sell a substantial portion of our photovoltaic products to a limited number of customers. Our top three customers in aggregate accounted for 38.7%, 40.9% and 38.5% of our total revenues in 2011, 2012 and 2013, respectively.

The majority of our polysilicon sales are made under framework contracts. The framework contracts typically provide binding terms for the sales volumes of our polysilicon. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are made. We currently sell all of our wafer products on a spot pricing basis.

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

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. We have one of the leading research and development teams among polysilicon manufacturers in China. Our research and development team consists of 140 experienced researchers and engineers. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. In 2013, we completed 48 research and technology or process improvement projects to enhance our polysilicon and wafer manufacturing processes, and successfully registered 8 patents with the State Intellectual Property Office of PRC.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we hold 21 patents and have 10 additional pending patent applications covering different aspects of the polysilicon manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

While we continue to develop and pursue patent protection for our own technologies, we expect to continue implementing third party license arrangements on certain key aspects of our operation. For the risks associated with our reliance on certain third-party technologies, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We rely on third party intellectual property for certain key aspects of our operation, which subjects us to the payment of license fees and potential disruption or delays in the production of our products.” In August, 2011, Chongqing Daqo entered into a Technology License and Transfer Agreement with GTAT Corporation, a Delaware company, under which GTAT granted us a license to use its Hydrochlorination TCS Production Technology and Chlorosilane Recovery/Waste Neutralization Technology for our current polysilicon production and future polysilicon production expansions in both our Chongqing and Xinjiang facilities.

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

Competition

We face competition in China and in the international markets in which we have sales.

The photovoltaic market is dominated by a few major manufacturers with a large number of small manufacturers competing for the remaining small portion of the market. We face competition mainly from top manufacturers who have succeeded in establishing a strong brand name with solar companies. For our polysilicon and wafer businesses, our major international competitors include Hemlock, Wacker, OCI, REC, MEMC, and Green Energy Technology, and our China-based competitors include GCL-Poly, TBEA and China Silicon Corporation, among others. In addition, some solar cell and module manufacturers have or have announced the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon, including some of our customers and potential customers. We compete with these in-house capabilities, which could limit our ability to expand our sales. Furthermore, the demand for our polysilicon may be adversely affected by alternative technologies in cell manufacturing. The vast majority of silicon-based photovoltaic cell manufacturers currently use chunk or granular polysilicon. However, alternative technologies are being developed in cell manufacturing. For example, one such technology, thin-film cell production, uses little to no silicon in the production of solar cells. We believe that the solar cells made using thin-film technologies generally tend to have lower energy conversion efficiency than silicon-based solar cells. In addition, the manufacturing cost of silicon-based cells has been significantly reduced recently, which largely reduces or eliminates the historical cost advantage of thin-film cells. Based on our management’s industry knowledge, we believe silicon-based cells will remain the most widely used solar photovoltaic cells in the near future.

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

In January 2006, the National Development and Reform Commission, or the NDRC, issued two implementing rules relating to the Renewable Energy Law that, among other things, provide general policies regarding the pricing of on-grid power generated by solar and other renewable energy.

In May 2006, the Ministry of Finance issued measures providing that the Chinese government shall provide certain government subsidies and financial incentives to support the development of the renewable energy industry, including the solar energy industry.

In August 2006, the Ministry of Housing and Urban-Rural Development (formerly the Ministry of Construction) and the Ministry of Finance also issued guidelines which sought to expand the use of solar energy in residential buildings.

In August 2007, the NDRC promulgated the Medium and Long-Term Development Plan for the Renewable Energy Industry. This plan sets forth national policy to provide financial allowance and preferential tax regulations for the renewable energy industry. A similar demonstration of the PRC government’s commitment to renewable energy was also set forth in the Eleventh Five-Year Plan for Renewable Energy Development, which was promulgated by the NDRC in March 2008. The Outline of the Twelfth Five-Year Plan for National Economic and Social Development of the PRC, which was approved by the National People’s Congress in March 2011, also demonstrates a commitment to promote the development of renewable energy to enhance the competitiveness of the renewable energy industry.

In March 2009, the Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction to support the development of solar photovoltaic technology in China. Local governments are encouraged to issue and implement supporting policies. Also in March 2009, the Ministry of Finance and the Ministry of Housing and Urban-Rural Development jointly promulgated the Implementation Opinion on Acceleration in the Application of Solar Photovoltaic Technology in Building Construction. On March 8, 2011, the Ministry of Finance and Ministry of Housing and Urban-Rural Development jointly promulgated the Notice on Further Application of Renewable Energy in Building Construction, which aims to raise the percentage of renewable energy used in buildings.

In July 2009, the Ministry of Finance, the Ministry of Science and Technology and the National Energy Bureau jointly issued measures that provide for government subsidies to support the photovoltaic industry.

In September 2009, the NDRC and nine other governmental agencies jointly issued measures aimed at curtailing the perceived over-capacity in certain industry sectors, such as steel, concrete, polysilicon and wind power equipment. Pending the promulgation of more specific regulations, the measures require new projects after the date of the new measures in any of the deemed “over-capacity industries” to obtain approval from the NDRC. The measures also provide that the Chinese government shall support polysilicon manufacturers with large manufacturing capacities and advanced technologies. As a result, any entity which plans to establish a polysilicon manufacturing facility or to expand its current manufacturing facility in China after the measures were issued must seek pre-approval from the NDRC.

On January 24, 2011, the NDRC issued detailed regulations for the approval of new polysilicon construction projects.

On July 24, 2011, the NDRC issued the Circular on Improving the On-Grid Price Policy for Photovoltaic Power, which aims to stimulate the photovoltaic power industry by regulating the price of photovoltaic power.

On July 4, 2013, the General Office of the State Council of China issued “Several opinions on promoting healthy development of Solar PV industry” which increased the aggregated target for PV installations as of 2015 from the previously announced 21GW to 35GW.

On September 16, 2013, the Ministry of Industry and Information Technology issued “Regulatory Requirements to Solar PV manufacturing industry” to set up specific requirements for all sectors through the whole solar PV value chain regarding layout, scale, capacity, quality, efficiency, power consumption, environmental control and certain other elements of PV production, in order to optimize industry layout, adjust industry structure, modulate total capacity, encourage innovation and support PV applications.

On January, 2014, the National Energy Administration of China announced the PV installation target for 2014 to be 14GW, which includes 8GW for distributed PV systems and 6GW for large scale PV power plants.

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

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign invested enterprises may only buy, sell and remit foreign currencies at authorized banks and must comply with certain procedural requirements, such as providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Foreign invested enterprises are also subject to limitations on capital investments outside of China, which include requirements to obtain approvals from the Ministry of Commerce, the NDRC and SAFE.

Admission of Foreign Investment

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue. Under the current catalogue, which was amended in 2013 and became effective May 1, 2013, the solar power related business is classified as an “encouraged foreign investment industry.” Companies that operate in encouraged foreign investment industries and satisfy applicable statutory requirements are eligible for preferential treatment, including exemption from customs and input value added taxes, or VAT, and priority consideration in obtaining land use rights.

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

Regulations on Employee Stock Options Plans

In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. According to the Stock Option Notice, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must file an application with SAFE or its local counterpart on behalf of PRC resident individuals who participate in stock incentive plans of overseas publicly-listed companies to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises. Our company is an “overseas publicly-listed company,” and therefore, we and participants of our share incentive plan who are PRC individuals are subject to these regulations. We have completed the registration for the options granted as of year end 2013 and are in the process of submitting an application to register the options granted on 28 January, 2014.

Seasonality

Due to our limited size, we do not expect our operating results and operating cash flows to be subject to seasonal variations. This pattern may change, however, as a result of growth, new market opportunities or new product introductions.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report.

Notes:

(1)	Individual owners of Daqo Group beneficially hold equity interests in Daqo Cayman through nine personal holding companies incorporated in the British Virgin Islands. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(2)	Indicates the respective shareholding percentage of the shareholders in Daqo Cayman.

(3)	Indicates jurisdiction of incorporation.

(4)	Indicates companies within the listing group.

D. Property, Plants and Equipment

We are headquartered in Wanzhou, Chongqing, China, where we own several buildings with approximately 50,465 square meters of office and manufacturing space in total as of December 31, 2013. We have been granted land use rights to approximately 132,441 square meters of land on which our plants or offices are situated, and such land use rights are usually valid for a period of fifty years starting from the date of grant from the local government. Our Phase 2 production facilities in Xinjiang have approximately 92,340 square meters of office and manufacturing space in total as of December 31, 2013. On January 1, 2014, we signed a five-year lease agreement with Daqo New Materials for, among other things, office buildings and employee dormitories. In addition, we hold a lease for approximately 398 square meters of office space in Shanghai, expected to expire in April 2014.

In September 2012, we sold our 100% equity interest in Nanjing Daqo to Daqo Group for a consideration of $9.9 million in order to concentrate on our core businesses of polysilicon and wafer production.

We believe that our existing facilities, together with our facilities under construction, are adequate for our current and foreseeable requirements.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

Environmental and Safety Matters

Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. We believe we are in compliance with all present national and local environmental protection requirements in all material respects and have all the necessary environmental permits to conduct our business in China. We process all our waste water and waste gas through various treatments so that they meet the respective national discharge standard. In addition, most of our solid waste can be reused and does not contain poisonous materials. We have established a pollution control system and installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the waste generated in our manufacturing process.

We are required to undergo environmental protection and work safety acceptance inspections and obtain approval from relevant governmental authorities before our manufacturing lines are permitted to commence full production. Our production facilities are subject to various pollution control regulations with respect to noise and air pollution and the disposal of waste and other hazardous materials. We have obtained a pollutant discharge permit, a work safety permit for storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers we have installed.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We purchased property insurance and project construction insurance policies covering our inventory, equipment, vehicles, facilities, buildings and buildings under construction. These insurance policies cover losses due to fire, explosion and a wide range of human accidents. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We do not maintain business interruption insurance or general third-party liability insurance. We also do not have product liability insurance or key-man life insurance. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We have limited insurance coverage. In particular, we do not have any product liability insurance or business interruption insurance.” We consider our insurance coverage to be in line with that of other manufacturing companies of similar size in China.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2011, 2012 and 2013 and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A. Operating Results

Overview

We are a leading polysilicon manufacturer based in China with an annual production capacity of 6,150 MT as of the date of this annual report. We believe our production cost for polysilicon is one of the lowest and our product quality is one of the best in China. We have expanded to the downstream photovoltaic manufacturing business to establish facilities for wafer manufacturing. Our current wafer manufacturing annual capacity is 72 million pieces. We had 100MW module production facilities in Nanjing, all of which we sold to Daqo Group in September 2012.

We strive to improve our polysilicon production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement, as well as equipment enhancement. As a result of these initiatives, we produced 4,524 MT polysilicon in 2011. In 2012, our polysilicon output was 3,349 MT(1), which was less than 2011 due to the suspension of the Phase 1 polysilicon facilities and less than normal output in our Xinjiang facilities during the pilot production period in the fourth quarter of 2012. In 2013, we produced 4,805 MT polysilicon which was all contributed by our Xinjiang facilities. We conducted a “debottlenecking” project for our Xinjiang facilities and successfully completed the project and started pilot production in December 2013. We expect to fully realize capacity of 6,150 MT and lower production costs to the level of $14 per kg when the newly added capacity is fully ramped up. We plan to further increase the capacity in our Xinjiang facilities to 12,150 MT through a capacity expansion project which includes relocating machinery and equipment from the Phase 1 polysilicon facilities and is expected to be completed by the end of 2014. We also plan to upgrade our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. Simultaneous with our 2014 annual maintenance, we will prepare our Xinjiang facilities for expansion. We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2013, our major photovoltaic product customers included operating entities of Jiangsu Meike Silicon Energy, Zhenjiang Daqo Solar, Hanwha SolarOne, JinkoSolar and EGing PV.

We have expanded to the downstream photovoltaic manufacturing business to establish facilities for wafer manufacturing. Our Phase 1a wafer manufacturing facilities in Chongqing commenced commercial production with an annual capacity of 36 million pieces in July 2011. We gradually increased the utilization rate of our wafer facilities in 2013 and successfully expanded the capacity to 72 million pieces in November 2013. We plan to adopt several technical improvements in 2014 including a slurry recovery system which will enable further cost reductions.

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008, though we experienced a significant downturn in terms of revenue and net income in 2012. In 2013, with the recovery of the solar PV market, we achieved an increase of 25.5% in our revenues compared to 2012. Our gross margin also improved from negative 43.1% in 2012 to negative 23.9% in 2013. We produced 4,524 MT, 3,349 MT(1) and 4,805 MT of polysilicon and sold 3,947 MT(3), 3,262 MT(2)(3) and 4,283 MT(3) in 2011, 2012 and 2013, respectively. We generated revenues from continuing operations of $232.2 million, $86.9 million and $109.0 million in 2011, 2012 and 2013, respectively. We achieved net income attributable to Daqo New Energy Corp. shareholders of $33.3 million in 2011. We incurred net losses attributable to Daqo New Energy Corp. shareholders of $111.9 million and $70.9 million in 2012 and 2013 respectively.

Note:

(1) Excluding 617 MT polysilicon produced in Xinjiang facilities during the pilot production period.
(2) Excluding 323 MT polysilicon sold from Xinjiang facilities during the pilot production period.
(3) The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 454 MT, 315 MT and 770 MT in 2011, 2012 and 2013, respectively.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and are important for understanding our business:

•	demand for photovoltaic products, including government incentives to promote the usage of solar energy;

•	product prices;

•	our product mix;

•	our production capacity and utilization; and

•	our production costs, and in particular the cost of electricity.

Demand for photovoltaic products

Our business and revenue growth are, in part, dependent on the demand for photovoltaic products. The photovoltaic industry remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Although demand for photovoltaic products has grown significantly over the past decade, the global economic slowdown and turmoil in the global financial markets, especially the European sovereign debt crisis that unfolded in 2010 and continued through 2013, coupled with rapid declines in petroleum and natural gas prices, have made solar energy less cost competitive and less attractive as an alternative source of energy.

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

Global solar PV installations in 2013 totaled around 36.5 GW, which represents a 16% increase compared to 31.4 GW in 2012. Although the European markets shrank significantly due to subsidy cuts in major markets like Germany, Italy and Spain, the markets in China, Japan and the US took over the leading positions as the three biggest markets for solar PV in 2013. Currently most of the analyst reports forecast that global solar PV installations in 2014 will be in the range of 42~45 GW, which represents growth of 15%~23%. On the premise that the global market grows as expected and there will not be significant new supply being added into the market in 2014, we believe the average selling price for polysilicon will be strongly supported by demand in the range of $20 per kg to $25 per kg.

Product prices

The sales prices of our photovoltaic products are volatile and cannot always be predicted with certainty. Our sales prices declined from mid-2008 to the middle of 2010 due to industry-wide excess supply but stabilized in the third quarter of 2010 and increased marginally in the fourth quarter of 2010 due to end market demand. In 2011 our sales prices declined rapidly in the fourth quarter primarily due to excess supply in the market. The decline in sales prices continued throughout 2012. Our sales prices started to recover through 2013 due to improved demand and reduced inventory levels. The decline in the market price of polysilicon resulted in an approximately 7% decrease in the average selling price of our polysilicon from 2010 to 2011, a further 59.3% decrease from 2011 to 2012 and a further 23.3% decrease from 2012 to 2013. The market prices for polysilicon and wafer have improved significantly through 2013, albeit not sufficiently to reverse the year-on-year average decrease, into early 2014. For example, the average selling price for our polysilicon increased by 17.1% from January 2013 to December 2013. Our gross margin from continuing operations decreased from 42.8% in 2010 to 37.6% in 2011 and further decreased to negative 43.1% in 2012. In 2013, our gross margin from continuing operations improved to negative 23.9%.

Company’s polysilicon average selling prices vs. average spot prices* (VAT excluded):

* Average spot prices are monthly averages based on PVinsights “PV Poly Silicon Weekly Spot Price” data.

Product mix

The proportion of our revenues that are generated from the sales of other photovoltaic products, also referred to as product mix, affects our revenues and profitability. In addition to the revenues generated from sales of polysilicon, we also generated revenues from other products. In 2010, we generated revenues from sales of modules and wafers and we processed wafers through tolling arrangements with third party wafer manufacturers. In 2011, we generated revenues from sales of wafers and modules we produced in our facilities. In 2012, we generated revenue from sales of modules for the first three quarters of the year before we sold 100% of our equity interests of Nanjing Daqo, and we also generated revenue from sales of wafers produced in our facilities. For the year ended December 31, 2013, the revenues we generated from our two segments included sales of polysilicon and wafers, which accounted for 70.4% and 29.6% of our total revenues from continuing operations, respectively.

Our production capacity and utilization

In the near future, we plan to continue to focus on our core businesses to further improve our operation efficiency, cost structure and products quality by expanding our capacity, adopting new technologies and optimizing the manufacturing processes. For our polysilicon business, we ramped up production at the Phase 1b facilities to their full annual capacity of 1,800 MT in 2010. We expanded the aggregate capacity of our Phase 1a and Phase 1b facilities to 4,300 MT through a capital enhancement project in 2011. In September 2012, we halted the production of polysilicon in our Phase 1a and 1b facilities in Chongqing and ultimately determined to cease production in the second quarter of 2013. In September 2012, we successfully completed our Xinjiang Phase 2a facilities. Currently our annual capacity in Xinjiang Phase 2a for polysilicon is 6,150 MT. We plan to further increase the capacity to 12,150 MT by the end of 2014 and fully ramp up capacity in the second quarter of 2015. For our wafer business, the Phase 1a wafer manufacturing facilities in Chongqing commenced commercial production in July 2011 and reached the current capacity of 36 million pieces in November 2011. We gradually increased the utilization rate of our wafer facilities in 2013 and successfully expanded the capacity to 72 million pieces in November 2013.

Our production costs

Our polysilicon production costs consist primarily of the costs of electricity and other utilities, raw materials, labor and depreciation. Currently electricity is the largest component of our polysilicon production costs. In our Phase 2 facilities in Xinjiang, because of the abundant coal resources, the local electricity rate is much lower than that in most areas in China. This cost advantage, along with our operational expertise, enables us to become one of the lowest cost producers around the globe. Our wafer production costs consist primarily of the costs of polysilicon, other raw materials, labor and depreciation. We plan to implement additional measures to reduce our production costs through technology, process and equipment improvement. For example, we are conducting a capacity expansion project in our Xinjiang polysilicon facilities to increase our capacity from 6,150 MT to 12,150 MT. We also plan to upgrade our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. Simultaneously with our 2014 annual maintenance, we will prepare our Xinjiang facilities for expansion. We expect to lower the production cost to the level of $12 per kg when we fully ramp up capacity. We also plan to adopt several technical improvements in 2014 including slurry recovery system which will enable us for further cost reduction. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations.

Indicative polysilicon production cost breakdown:

Components of Results of Operations

Revenues

Our revenues are primarily derived from the sale of polysilicon and secondarily by the sale of wafers. In 2011, the revenues generated from sales of polysilicon and wafers accounted for 94.3% and 5.7% of our total revenues, respectively. In 2012, the revenues we generated from the sales of polysilicon and wafers accounted for 84.6% and 15.4% of our total revenues from continuing operations, respectively. In 2013, the revenues we generated from the sales of polysilicon and wafers accounted for 70.4% and 29.6% of our total revenues from continuing operations, respectively. The percentage increase of the sales of wafers reflected improvements in the utilization rate and capacity of our wafer facilities. We plan to continue to focus on our current businesses to further improve operation efficiency, cost structure and product quality. If we are successful in executing our expansion plans, we expect our polysilicon revenue to grow in relation to our total consolidated revenues.

We commenced polysilicon production in 2008. We produced 4,524 MT, 3,349 MT(1) and 4,805 MT of polysilicon and sold 3,947 MT(3), 3,262 MT(2)(3) and 4,823 MT(3) of polysilicon in 2011, 2012 and 2013, respectively. We used approximately 54.9 MT of polysilicon to process cells through our tolling arrangements in 2011. We did not have such business arrangements in 2012 and 2013. Our polysilicon selling prices are directly affected by global supply and demand conditions. Due to the global oversupply of polysilicon since late 2008 and the resulting pricing pressure, the average selling price of our polysilicon decreased by 7% in 2011 as compared to 2010, further decreased by 59.3% in 2012 as compared to 2011 and further decreased by 23.3% in 2013 as compared to 2012. In the fourth quarter of 2012, the sales prices for polysilicon and wafer both started to recover from historical lows due to improved demand and reduced inventory levels, and have continued to do so through early 2014.

We generated revenues of $232.2 million, $86.9(2) million and $109.0 million from continuing operations in 2011, 2012 and 2013, respectively. We achieved net income attributable to our shareholders of $33.3 million in 2011. We incurred net losses attributable to our shareholders of $111.9 million and $70.9 million in 2012 and 2013 respectively. In 2011, our revenues from continuing operations included $218.9 million generated from sales of polysilicon and $13.2 million generated from sales of wafers. In 2012, our revenues from continuing operations included $73.5 million generated from sales of polysilicon and $13.4 million generated from sales of wafers. In 2013, our revenues from continuing operations included $76.7 million generated from sales of polysilicon and $32.3 million generated from sales of wafers.

We have entered into framework agreements with some of our customers. These contracts typically contain binding terms related to the sales volumes of our photovoltaic products during the contract term. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are placed. Such pricing determination method has caused, and is expected to continue to cause, fluctuations in our revenues and results of operations. During 2011, our top three customers, Tianwei New Energy, Hanwha SolarOne and Yingli Green Energy, accounted for approximately 14.2%, 12.3% and 12.2% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 38.7% of our total revenues. In 2012, our top three customers, Yingli Green Energy, Solargiga and Jiangxi Sornid, accounted for approximately 25.0%, 8.6% and 7.3% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 40.9% of our total revenues. In 2013, our top three customers, Jiangsu Meike Silicon Energy, Zhenjiang Daqo and Hanwha SolarOne , accounted for approximately 18.0%, 12.4% and 8.1% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 38.5% of our total revenues.

Notes:
(1) Excluding 617 MT polysilicon produced in Xinjiang facilities during the pilot production period.
(2) Excluding 323 MT polysilicon sold from Xinjiang facilities during the pilot production period.
(3) The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 454 MT, 315 MT and 770 MT in 2011, 2012 and 2013, respectively.

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

Due to our capacity expansion, depreciation in absolute terms has increased significantly. This trend will continue if we further expand our polysilicon production capacity or conduct technology improvement as we currently plan to do. We also expect that our total cost of revenues will increase as we increase our sales volume.

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

Research and development expenses

Our research and development expenses consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses to increase in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products, and expand our polysilicon manufacturing business. In the fourth quarter of 2012, we incurred additional research and development expenses for our Xinjiang Phase 2 polysilicon facilities to achieve the targets for product quality, capacity and cost during the pilot production period, which are not expected to recur. Our research and development expenses in 2013 primarily resulted from continuous technology improvement projects for polysilicon and wafer production.

Other operating income

Our other operating income reflects government subsidies that we receive from time to time, including financial incentives from Chongqing and Xinjiang local government. We record government subsidies as other operating income when we receive them. The amount and timing of subsidies cannot be predicted with certainty.

Fixed asset impairment loss

We recognized $34.7 million and $42.8 million of impairment loss for the long-lived assets of our wafer facilities in 2011 and 2012 respectively. We recognized $158.4 million of impairment loss for the long-lived assets of our wafer facilities in 2013. The impairment loss of long-lived assets of our wafer and polysilicon facilities reflects the impact of year-on-year market challenges and in particular reductions in average selling prices of our products described above, without similar reductions in costs of production, that have had an adverse effect on the profit-generating ability of these assets.

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

PRC tax

Our Chinese subsidiaries are foreign invested enterprises in China. Under the EIT Law which took effect as of January 1, 2008, the Chinese enterprise income tax rate is 25%. However, qualified enterprises located in central or western China may enjoy preferential tax rate under a series of national policies adopted to encourage investment in central and western China.

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

Chongqing Daqo, our wholly owned Chinese subsidiary and a foreign-invested enterprise established in the central and western region in China, is entitled to a preferential income tax rate of 15% from the date of its establishment to December 31, 2010. Chongqing Daqo is qualified as a “Chongqing Municipality High and New Technology Enterprise,” which entitles it to a preferential income tax rate of 15%. Chongqing Daqo received its first qualification in November 2009 for a three-year period. The status was renewed in November 2012 for an additional three years until November 2015 and the status can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval. Xinjiang Daqo is in the process of applying for “High and New Technology Enterprise” status, which entitles it to enjoy the preferential income tax rate of 15%.

Daqo New Material, formerly our consolidated variable interest entity and a domestic Chinese enterprise, was, during 2013, subject to an income tax rate of 25%. Starting from December 31, 2013, Daqo New Material was de-consolidated from the balance sheet as of December 31, 2013.

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

Pursuant to the Interim Regulations on Value Added Tax and their implementation rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services or the importation of goods in China are generally required to pay value-added tax, or VAT, at a rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. When exporting certain goods, excluding polysilicon currently, the exporter is entitled to VAT refund, which amount will be a portion of or all of the VAT that it has already paid or borne. For our sales of polysilicon products, we are subject to the 17% VAT without any VAT refunds for such sales.

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

Impairment of long-lived assets

We evaluate our long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. We make subjective judgments in determining the independent cash flows that can be related to a specific asset group based on the asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in the operations by comparing the carrying value of the asset group to the estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value. We determine the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporate assumptions that it believes marketplace participants would utilize. The impairment charges for the years ended December 31, 2011, 2012 and 2013 were $34.7 million (among which $3.8 million was included in loss from discontinued operations), $42.8 million and $158.4 million, respectively. The impairment loss incurred in fiscal year 2012 was related to the impairment of long-lived assets of the wafer business, and was triggered primarily by the significant decrease in average selling prices for wafers that was experienced in 2012. In 2013, the impairment loss was related to the impairment of long-lived assets of the polysilicon facilities in Chongqing. As a result of certain difficulties in obtaining the planned reductions in cost at the Phase 1 polysilicon facilities, combined with the plan to expand capacity at our Xinjiang plant, we concluded that the best course of action was to (i) cease production at the Phase 1 polysilicon facilities, after which we incurred an impairment charge of $158.4 million in the second quarter of 2013 and (ii) relocate machinery and equipment from the Phase 1 polysilicon facilities to Xinjiang.

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

On October 6, 2010, we granted options to acquire 120,000 ordinary shares to independent directors pursuant to the 2009 Plan. Thirty percent (30%) of the ordinary shares subject to the 2009 Plan will vest one year following the grant date, thirty percent (30%) of the ordinary shares subject to the 2009 Plan will vest on the second year anniversary of the grant date, and the remaining forty percent (40%) of the ordinary shares subject to the 2009 Plan will vest on the third year anniversary of the grant date. These options were granted in anticipation of services to be provided during the respective service periods. The original exercise price of these options was $1.90 per share which was re-priced to $0.25 per share on April 3, 2013.

On December 3, 2010, we granted options to acquire 2,190,000 ordinary shares to certain officers, directors and employees pursuant to the 2009 Plan. The ordinary shares subject to the 2009 Plan will vest in four equal annual installments, with the first installment vesting one year following the grant date. These options were granted in anticipation of services to be provided during the respective service periods. The original exercise price of these options was $2.35 per share which was re-priced to $0.25 per share on April 3, 2013.

On January 9, 2012, we granted options to acquire 1,190,000 ordinary shares to certain independent directors, officers and employees pursuant to the 2009 Plan. For the independent directors, thirty percent (30%) of the ordinary shares subject to the 2009 Plan will vest one year following the grant date, thirty percent (30%) of the ordinary shares subject to the 2009 Plan will vest on the second year anniversary of the grant date, and the remaining forty percent (40%) of the ordinary shares subject to the 2009 Plan will vest on the third year anniversary of the grant date. For the officers and employees, twenty-five percent (25%) of the ordinary shares subject to the options will vest one year following the grant date, and the remaining seventy-five percent (75%) of the ordinary shares subject to the option will vest in 36 equal monthly installments over the next three years. These options were granted in anticipation of services to be provided during the respective service periods. The original exercise price was $0.42 per share, which was re-priced to $0.25 per share on April 3, 2013.

On April 3, 2013, we granted options to acquire 140,000 ordinary shares to a certain independent director pursuant to the 2009 Plan. The exercise price is $0.25 per share. Thirty percent (30%) of the ordinary shares subject to the 2009 Plan vested as of December 24, 2013, another thirty percent (30%) will vest as of 24 December 2014, and the remaining forty percent (40%) will vest as of December 24, 2015. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price is $0.25 per share.

On January 28, 2014, we granted options to acquire 6,274,166 ordinary shares to certain officers, directors and employees pursuant to the 2009 Plan. For the independent directors, twenty five percent (25%) of the ordinary shares subject to the 2009 Plan will vest 6 months following the grant date, twenty five percent (25%) of the ordinary shares subject to the 2009 Plan will vest one year following the grant date, and the remaining fifty percent (50%) of the ordinary shares subject to the 2009 Plan will vest in 24 equal monthly installments over the next two years. For the officers and employees, twenty-five percent (25%) of the ordinary shares subject to the options will vest 6 months following the grant date, twenty five percent (25%) of the ordinary shares subject to the 2009 Plan will vest one year following the grant date, and the remaining fifty percent (50%) of the ordinary shares subject to the 2009 Plan will vest in 36 equal monthly installments over the next three years. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price of these options is $1.49 per share.

As of the end of 2013, a total of 1,436,663 options have been forfeited due to grantees’ departure from our company and a total of 631,687 options have expired.

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

With respect to options granted on October 6, 2010, December 3, 2010, January 9, 2012, April 3, 2013 and January 28, 2014, we estimated the fair value of share options granted using the binomial option pricing model with the assistance of the independent appraiser, which requires the input of highly subjective assumptions, including the expected life of the share options, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share options represent management’s best estimates. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize the expense only for those shares expected to vest. These estimates are based on past employee-retention rates. We will prospectively revise our estimated forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures of these share options.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2011	2012	2013
Revenues
Polysilicon	$218,915,487	$73,450,807	$76,721,105
Wafers	13,254,092	13,407,594	32,278,700

Total revenue	232,169,579	86,858,401	108,999,805
Cost of revenues	(144,946,025)	(124,290,384)	(135,103,408)
Gross profit (loss)	87,223,554	(37,431,983)	(26,103,603)
Operating expenses/income:
Selling, general and administrative expenses	(13,088,538)	(12,930,198)	(18,132,515)
Research and development expenses	(744,322)	(4,130,533)	(3,391,012)
Other operating income	12,029,030	8,729,301	5,420,777
Long-lived asset impairment	(34,667,577)	(42,754,481)	(158,424,827)
Total operating expenses	(36,471,407)	(51,085,911)	(174,527,577)
Income (loss) from operations	50,752,147	(88,517,894)	(200,631,180)
Interest expense	(9,258,296)	(15,408,023)	(19,349,190)
Exchange gain (loss)	148,676	(55,800)	11,875
Interest income	1,846,956	990,117	149,752
Income (loss) before income taxes	43,489,483	(102,991,600)	(219,818,743)
Income tax expense	(2,717,561)	(10,253,587)	(1,271,765)
Net income (loss) from continuing operations	40,771,922	(113,245,187)	(221,090,508)
Total income (loss) from discontinued operation	(5,857,810)	(2,392,228)	-
Net income	34,914,112	(115,637,415)	(221,090,508)
Net income (loss) attributable to noncontrolling interest	1,590,160	(3,708,474)	(150,147,024)
Net income (loss) attributable to Daqo New Energy Corp.’s shareholders	$33,323,952	$(111,928,941)	$(70,943,484)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012 for Continuing Operations

Total revenues. Our total revenues increased by 25.5% from $86.9 million in 2012 to $109.0 million in 2013. The increase in total revenues was primarily attributable to higher sales volumes in both polysilicon and wafers, partially offset by lower average selling prices primarily at the beginning of the year.

Revenue from Polysilicon. The revenue derived from polysilicon increased from $73.5 million in 2012 to $76.7 million in 2013. The improvement was primarily due to higher sales volumes that were partially offset by lower selling prices. In 2012, the polysilicon sold was mostly contributed by the Phase 1 polysilicon facilities, which halted production from September 2012 for maintenance and technology improvement projects. In September 2012, we started pilot production in our Xinjiang polysilicon facilities and fully ramped up capacity in March 2013. The polysilicon sold in 2013 was mostly contributed by our Xinjiang facilities. Although the average selling price for our polysilicon in 2013 was still lower than 2012, the average selling price of our polysilicon increased in the second half of the year relative to the first half, and achieved an overall increase of 17.1% from January 2013 to December 2013.

Revenue from Wafers. The revenues derived from the sales of wafers increased from $13.4 million in 2012 to $32.3 million in 2013, primarily due to higher sales volume partially offset by lower selling prices. Our wafer utilization rate also improved significantly in 2013 compared to 2012.

Total Cost of revenues. Our cost of revenues increased by 8.7% from $124.3 million in 2012 to $135.1 million in 2013.

Cost of revenue from Polysilicon. The cost of our polysilicon revenue was $85.5 million in 2013. Although our polysilicon production volume increased by 43.5% in 2013 compared to 2012, our cost of polysilicon decreased by 17.9% compared to $104.2 million in 2012 due to our cost reduction effort in our Xinjiang facilities.

Cost of revenue from Wafers. The cost of our wafers revenue increased by 146.8% from $20.1 million in 2012 to $49.6 million in 2013. The increase was primarily due to much higher production volume in 2013 combined with lower unit production cost. In November 2013, we fully ramped up our wafer facilities to a capacity of 72 million pieces per annum.

Gross loss. We had a gross loss of $26.1 million in 2013, compared to $37.4 million in 2012. Our gross margin was negative 23.9% in 2013, compared to negative 43.1% in 2012. The improvement in gross loss and gross margin from 2012 was primarily due to improved cost structures in polysilicon, partially offset by lower average selling prices. In 2013, our gross margin improved quarter by quarter. The gross margin was negative 89.0%, negative 36.7%, negative 13.3% and positive 2.6% in the first, second, third and fourth quarters of 2013, respectively.

Gross loss from Polysilicon. Our polysilicon business had a gross loss of $8.8 million in 2013, compared to $30.7 million in 2012. Our polysilicon business’s gross margin was negative 11.5% in 2013, compared to negative 41.8% in 2012. The improvement in gross loss and gross margin from 2012 was primarily due to improved cost structures, partially offset by lower average selling prices.

Gross loss from Wafers. Our wafer business had a gross loss of $17.3 million in 2013, compared to $6.7 million in 2012. Our wafer business’s gross margin was negative 53.6% in 2013, compared to negative 50.0% in 2012. Although we reduced production costs in 2013 compare do 2012, our reduced costs were not sufficient to reverse the impact of the year-on-year decrease of average selling price.

Selling, general and administrative expenses. Our selling, general and administrative expenses were $18.1 million in 2013, compared to $12.9 million in 2012. The increase in selling, general and administrative expenses was primarily due to increased provisions for bad debts. In 2013, we only shipped polysilicon after we received payment from our customers. Therefore there was no additional bad debt related to polysilicon sales in 2013.

Research and development expenses. Our research and development expenses decreased from $4.1 million in 2012 to $3.4 million in 2013, and decreased as a percentage of total revenues from 4.7% in 2012 to 3.1% in 2013. In 2012, we incurred additional research and development expenses for our Xinjiang Phase 2a polysilicon facilities to achieve our targets for quality, capacity and cost during the pilot production period, which are not expected to recur. The research and development expenses in 2013 primarily resulted from continuous technology improvement projects for polysilicon and wafer production.

Fixed asset impairment loss. The Company recognized a $158.4 million impairment loss for the long-lived assets of its Chongqing polysilicon facilities in the second quarter of 2013. The impairment loss of long-lived assets of our polysilicon facilities was made to reflect the adverse effects market challenges had on the profit-generating ability of the assets. The Company recognized a $42.8 million impairment loss for the long-lived assets of its wafer facilities in the fourth quarter of 2012.

Other operating income. Other operating income decreased from $8.7 million in 2012 to $5.4 million in 2013, which mainly consisted of unrestricted cash incentives that we received from local government authorities, which fluctuates from period to period at the discretion of the government.

Interest expense and income. Our net interest expenses increased from $14.4 million in 2012 to $19.2 million in 2013. The increase from 2012 was primarily due to a decrease in capitalized interest expenses.

Income tax expense. Our income tax expenses were $1.3 million in 2013, compared to $10.3 million for 2012. In consideration of the uncertainty in the solar market, we determined it was more likely than not that our deferred tax assets would not be utilized before they expire.

Net income (loss) attributable to our shareholders. As a result of the factors described above, we had net loss attributable to our shareholders of $70.9 million, compared to net loss attributable to our shareholders of $111.9 million for 2012.

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

Cost of revenues. Our cost of revenues decreased by 14.2% from $144.9 million in 2011 to $124.3 million in 2012. The decrease in costs of revenues was primarily attributable to a decrease of $20.1 million in costs of revenues for polysilicon offset by a slight increase of $0.6 million in costs of revenues for wafers. The costs of revenues for polysilicon was primarily due to significant production volume shrinkage in 2012 as compared to 2011.

Gross profit (loss). Our gross profit decreased by 142.9% from $87.2 million in 2011 to negative $37.4 million in 2012. Our gross margin decreased from 37.6% in 2011 to negative 43.1% in 2012. The decrease in profit margin was primarily due to the lower average selling price of polysilicon and wafers.

Selling, general and administrative expenses. Our selling, general and administrative expenses were $12.9 million in 2012 compared to $13.1 million in 2011. The decrease was primarily due to our effort on cost reduction.

Research and development expenses. Our research and development expenses increased from $0.7 million to $4.1 million, and increased as a percentage of total revenues from 0.3% in 2011 to 4.7% in 2012. We incurred additional research and development expenses for our Xinjiang Phase II polysilicon facilities to achieve the targets for quality, capacity and cost during the pilot production period, which are not expected to recur.

Fixed asset impairment loss. We recognized a $42.8 million impairment loss for the long-lived assets of our wafer business in 2012. The impairment loss of long-lived assets of wafer was to reflect the less than expected profit-generating ability of the assets. In 2011, we recognized an impairment loss for the long-lived assets of its wafer facilities of $34.7 million.

Other operating income. Other operating income decreased from $12.0 million in 2011 to $8.7 million in 2012, which mainly consisted of unrestricted cash incentives that we received from local government authorities, which fluctuates from period to period at the discretion of the government.

Interest expense and income. Our net interest expenses increased from $7.4 million in 2011 to $14.4 million in 2012. The increase from 2011 was primarily due to the increase of our loan balance related to Xinjiang project.

Income tax expense. Our income tax expenses were $10.3 million, compared to $2.7 million for 2011. In consideration of the uncertainty in the solar market, we determined it was more-likely-than-not that our deferred tax assets would not be utilized before they expire. Thus a valuation allowance of $37.7 million for deferred tax asset was recorded for the year ended December 31, 2012.

Net income (loss) attributable to our shareholders. As a result of the factors described above, we had net loss attributable to our shareholders of $111.9 million for 2012, compared to net income of $33.3 million for 2011.

Recent Accounting Pronouncements

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted.

 Inflation

In recent years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.1%, 2.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.            Liquidity and Capital Resources

Liquidity

Our liquidity situation improved in 2013 as compared to 2012 and 2011, as the majority of the capital expenditures related to Xinjiang phase 2a project were incurred in 2011 and 2012. Net cash used in investing activities was $274.1 million, $102.9 million, and $30.7 million in 2011, 2012, and 2013, respectively. In addition, we received financial support in the form of loans from Daqo Group in the amount of $87.9 million in 2013. Net cash provided by financing activities was $112.8 million, $27.1 million and $48.8 million in 2011, 2012 and 2013, respectively. Overall, our cash and cash equivalents balance decreased by $110.9 million and $86.0 million in 2011 and 2012, respectively, and increased by $1.2 million in 2013.

As of December 31, 2013, although we had a net loss for the year, we believe that our cash, cash equivalents, cash flows from operating activities, financial support from Daqo Group and its affiliates, and continued support from financial institutions located in the PRC in the form of renewed and additional operating loans will be sufficient to meet our working capital, capital expenditure and repayment of bank borrowings needs that will arise in 2014 and beyond.

The following significant developments in 2013 have impacted our liquidity or are expected to impact our liquidity:

•	In 2011 and 2012, the solar industry was negatively impacted by a number of factors including, but not limited to, excess capacity, reduction of government incentives in key solar markets and higher import tariffs, which contributed to declining average selling prices for our products. Our average sales price for polysilicon decreased by 59.3% in 2012 as compared to 2011 and further decreased by 23.3% in 2013 as compared to 2012. However, in the fourth quarter of 2012, the sales prices for polysilicon and wafer both started to increase from historical lows due to improved demand and reduced inventory levels. The average selling price for our polysilicon increased by 17.1% from January 2013 to December 2013. This upward trend in our polysilicon selling price continued through the first quarter of 2014.

•	For the year ended December 31, 2013, we incurred an operating loss of $200.6 million, which included a non-cash fixed asset impairment charge of $158.4 million incurred in the second quarter of 2013. Our operating loss improved in the second half of 2013 compared to the first half. Our operating loss was $4.1 million, $5.0 million, $174.9 million (including fixed asset impairment of $158.4 million) and $16.6 million in the fourth, third, second and first quarters of 2013, respectively. We believe the positive trend will continue into 2014.

•	During the year ended December 31, 2013, we experienced negative cash flow from operations of $16.5 million. Nevertheless, our operating cash flow improved significantly in the second half of 2013 compared to the first half. The third quarter of 2013 was the first time since the first quarter of 2012 that we achieved positive operating cash flow on a quarterly basis. In the fourth quarter of 2013 we continued to generate positive operating cash flow. We believe the upward trend will continue into early 2014.

•	As of December 31, 2013, our current liabilities exceeded our current assets by $208.0 million. Amounts due to related parties of $88.5 million are included as current liabilities. As part of the financial support Daqo Group and its affiliates provides to us, Daqo Group has indicated that they will not require us to repay our debt to them before January 1, 2015. While we had cash and cash equivalents of $7.8 million, we had short-term bank borrowings of $68.8 million all due within one year and our current portion of long-term debt amounted to $50.1 million, such long-term debt being restricted to purchases of fixed assets and not expected to be renewed.

•	In November 2013, the Board approved the capacity expansion project in our Xinjiang polysilicon facilities which will increase our annual capacity from 6,150 MT to 12,150 MT. We expect to complete construction and start pilot production by the end of 2014. In addition to the equipment which is being relocated from the Phase 1 polysilicon facilities to Xinjiang facilities, the total expected capital expenditure for the project is around $100 million, which includes approximately $7.1 million of expected relocation costs. Of the expected capital expenditure, approximately $16.6 million had already been spent as of December 31, 2013. We expect that completion of this project will be subject to obtaining additional funding. Our expected expenditures are estimates; actual expenditures or components of expenditures may differ from our expected expenditure based on conditions that arise or that we become aware of in the future.

As noted above, we believe cash flow from operating activities, combined with the financial support from Daqo Group and its affiliates, our existing cash and cash equivalents, operating loans, facilities currently available, and those expected to be renewed will be sufficient to satisfy our obligations when they come due.

The following plans and actions are being taken to effectively manage our liquidity:

•	Daqo Group provides us with a certain level of financial support and has indicated that it will not require us to pay debts owed to the Daqo Group and subsidiaries of Daqo Group, Daqo Solar and Xinjiang Daqo Investment before January 1, 2015.

•	Although during 2013 our operating cash flow was negative, our operating cash flow improved in the second half of 2013 compared to the first half. We generated positive operating cash flow in the third and fourth quarter of 2013. The improvement was primarily due to the recovery of sales prices and our cost reduction efforts. We have taken or are in the process of taking a number of cost reduction initiatives. For example, we constructed our Phase 2a production facilities in Xinjiang and successfully ramped up capacity to 5,000MT by the end of March 2013. We also completed a debottlenecking project prior to the end of 2013 to increase our capacity to 6,150MT. We expect to lower our production costs to the level of $14 per kg when we fully ramp up capacity. Further, we are in the process of conducting a capacity expansion project in Xinjiang to increase our annual capacity from 6,150 MT to 12,150 MT. We expect to complete the construction and start pilot production by the end of 2014 and fully ramp up capacity in the second quarter of 2015. At that time, our total production cost for polysilicon is expected to be reduced to the level of $12 per kg. We are also in the process of implementing a slurry recovery system for our wafer facilities for further cost savings. According to our cost reduction roadmap and based on the premise that the sales prices will remain stable through 2014, management believes our liquidity situation will continue to improve.

•	While there can be no assurance that we will be able to refinance our operating loans as they come due, historically we have renewed or rolled over some of our operating loans upon the maturity date of the loans and have assumed we will continue to be able to do so. In March 2014, we renewed a $16.6 million (RMB 100 million) facility from China Everbright Bank for 6 months, including a $11.6 million (RMB 70 million) operating loan and a $5.0 million (RMB 30 million) bank accepted notes facility.

Based on the abovementioned factors, our management believes that adequate sources of liquidity will exist to fund our working capital and capital expenditures requirements, and to meet our short term debt obligations, other liabilities and commitments as they become due.

Cash Flows and Working Capital

Polysilicon production requires intensive capital investment. Due to our relatively short operating history, our financing has been primarily through sales of polysilicon, bank borrowings, financing from Daqo Group, and advances from customers. Furthermore, a substantial portion of our outstanding indebtedness is guaranteed by Daqo Group. In the future, we may rely upon Daqo Group to provide additional guarantees for our indebtedness or direct assistance if our cash on hand and cash flow from our operations are insufficient for our future capital needs. The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(US$ in thousands)
Net cash provided by (used in) operating activities	$44,858	$(10,307)	$(16,526)
Net cash used in investing activities	(274,139)	(102,922)	(30,696)
Net cash provided by financing activities	112,781	27,144	48,827
Effect of exchange rate changes	5,561	67	(453)
Net increase (decrease) in cash and cash equivalents	(110,939)	(86,018)	1,152
Cash and cash equivalents at the beginning of the year	203,636	92,697	6,679
Cash and cash equivalents at the end of the year	$92,697	6,679	7,831
Supplemental disclosure of cash flow information:
Interest paid	$10,991	$15,555	$3,235
Income taxes paid	18,861	8,053	—
Net cash inflow on the disposition	—	2,656	—
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	$41,302	$46,595	$51,767

Our cash and cash equivalents decreased by $110.9 million and $86.0 million in 2011 and 2012, respectively. In 2013, our cash and cash equivalents increased by $1.2 million. In 2013, net cash used in investing activities decreased significantly from 2011 and 2012 which was primarily related to the wrapping up of construction of our Xinjiang Phase 2a polysilicon facilities at the end of the third quarter of 2012. In 2013, net cash provided by financing activities increased by $21.7 million compared to 2012. The increase was primarily due to continuous financial support received from Daqo Group and its affiliates in 2013.

As of December 31, 2013, we had $8.8 million in restricted cash and $7.8 million in cash and cash equivalents. Approximately $5.2 million, $6.2 million and $5.2 million of our restricted cash and cash and cash equivalents were held by Chongqing Daqo Xinjiang Daqo and Cayman Daqo, respectively. Restricted cash was primarily comprised of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit and bank notes. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturities of three months or less.

As of December 31, 2013, we had a working capital deficit (total current assets less total current liabilities) of $208.0 million. We had cash, cash equivalents and restricted cash of $16.7 million and short-term and long-term liabilities of $118.9 million and $134.9 million, respectively, as of December 31, 2013. In addition, we have a total capital commitment of $36.7 million. Although Daqo Group and its subsidiaries have provided financial support of $85 million to the Company and they will not ask us to repay any of this amount before January 1, 2015, there is substantial doubt as to our ability to continue as a going concern.

Daqo Group and its affiliates have indicated that they will not require us to repay our debt to them before January 1, 2015. In addition, as of December 31, 2013, we have $56.2 million of unused committed and available bank standby credit facilities. In March 2014, we renewed a $16.6 million (RMB 100 million) facility from China Everbright Bank for 6 months, including a $11.6 million (RMB 70 million) operating loan and a $5.0 million (RMB 30 million) bank accepted notes facility. In summary, our continuation as a going concern is dependent upon continued financial support from Daqo Group, our ability to continue to obtain other sources of financing and our operating cash flow in 2014. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We are facing significant working capital pressure in the current challenging market environment. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they come due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, we will face the risk of not being able to continue as a going concern.”

Operating Activities

Net cash used in operating activities for the year ended December 31, 2013 was $16.5 million, primarily resulting from $120.4 million of cash we received from the sale of our products, our payments for raw materials and utilities of $94.2 million, taxes paid of $2.8 million, employee salaries and welfare payments of $17.7 million and interest expense payments of $18.9 million.

Although during 2013 our overall operating cash flow was negative, our operating cash flow improved significantly in the second half of 2013 compared to the first half. We generated positive operating cash flow in the third and fourth quarters of 2013. The improvement was primarily due to the recovery of sales prices and our continuous cost reduction efforts at our Xinjiang facilities.

Net cash used in operating activities for the year ended December 31, 2012 was $10.3 million, primarily resulting from $92.1 million of cash we received from the sale of our products, our payments for raw materials and utilities of $69.2 million, taxes paid of $10.8 million, employee salaries and welfare payments of $19.5 million and interest expense payments of $15.4 million.

Net cash provided by operating activities for the year ended December 31, 2011 was $44.9 million, primarily resulting from $239.5 million of cash we received from the sale of our products, our payments for raw materials and utilities of $119.1 million, taxes paid of $39.0 million, employee salaries and welfare payments of $18.7 million and interest expense payments of $9.7 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2013 was $30.7 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $32.5 million combined with the decrease of restricted cash of $1.8 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit and the notes in support of our purchases of property, plant and equipment. In 2013, net cash used in investing activities decreased significantly from 2011 and 2012, which was primarily related to the completion of construction of our Xinjiang Phase 2a polysilicon facilities at the end of third quarter of 2012.

Net cash used in investing activities for the year ended December 31, 2012 was $102.9 million. Net cash used in investing activities for the year ended December 31, 2012 primarily resulted from payments for the purchase of property, plant and equipment in a total amount of $105.7 million combined with an increase of restricted cash of $0.08 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit and notes in support of our purchases of property, plant and equipment and $2.7 million in net proceeds from the disposal of our module business.

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

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2013 was $48.8 million, primarily resulting from cash received from related parties in the amount of $87.9 million and proceeds received from the bank borrowings and other borrowings in the amount of $74.6 million offset by the repayment of bank borrowing in the amount of $113.7 million. Net cash provided by financing activities for the year ended December 31, 2012 was $27.1 million, primarily resulting from the proceeds received from the bank borrowings and other borrowings in the amount of $129.5 million offset by the repayment of bank borrowing in the amount of $103.6 million. In 2013, net cash provided by financing activities increased by $21.7 million compared to 2012. The increase was primarily due to continuous financial support from Daqo Group and its affiliates in 2013. Daqo Group and its affiliates will not require us to repay our debt to them before January 1, 2015.

Net cash provided by financing activities for the year ended December 31, 2011 was $112.8 million, primarily resulting from the proceeds received from the bank borrowings in the amount of $186.6 million offset by the repayment of bank and other borrowings in the amount of $73.8 million.

Capital Expenditures

We incurred capital expenditures of $252.7 million and $105.7 million for the construction of our polysilicon, wafer and module production facilities and purchase of polysilicon, wafer and module production equipments in 2011 and 2012, respectively. In 2013, we made capital expenditures of $32.5 million for technical improvements and equipment enhancements for our wafer facilities in Chongqing and polysilicon facilities in Xinjiang. Our capital expenditures will increase in the future. We expect that total capital expenditures related to the capacity expansion project in our Xinjiang polysilicon facilities will be approximately $100 million. Of the $100 million in estimated expenditures, approximately $16.6 million has already been spent prior to 2014. We expect that completion of this project will be subject to obtaining additional funding. We intend to use cash generated from operating activities and take other actions to obtain alternative sources of financing, such as obtaining loan facilities from financial institutions, obtaining financial support from Daqo Group and its affiliates or entering into capital arrangements to meet our capital expenditure requirements.For additional information, see also “—Liquidity and Capital Resources” and “Item 4. Information on the Company—B. Business Overview—Manufacturing Capacity” in this annual report.

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.          Trend Information

Market Trends

Global solar PV installations in 2013 totaled around 36.5 GW, which represents a 16% increase compared to 31.4 GW in 2012. Although the European markets shrank significantly due to subsidy cuts in major markets like Germany, Italy and Spain, the markets in China, Japan and U.S. took over the leading positions as the three biggest markets for solar PV in 2013. Currently most analyst reports forecast that global solar PV installations in 2014 will be in the range of 42~45 GW, which represents growth of 15%~23%.

In 2013, annual solar PV installations in China were reported as 11 GW, almost double that in 2012. In February 2014, China National Energy Administration confirmed a 14 GW target for 2014, which represents growth of 27%. In addition, in February 2014, China’s Central Bank released guidance for financing policies to support four strategic industries including the solar PV industry. We believe the financing environment for the solar PV industry will improve in 2014.

On the premise that the global market grows as expected, that the Chinese government continues to support solar PV industry and encourage domestic applications and that there will not be significant new supply entering into the market in 2014, we believe the prices for polysilicon and wafer will be strongly supported by demand at the current price level.

Operational Trends

We successfully completed the construction of our Phase 2a facilities in Xinjiang in September 2012 and fully ramped up capacity to 5,000 MT at our Phase 2a facilities prior to the end of March 2013. We also completed a “debottlenecking” project prior to the end of 2013, which increased our annual capacity to 6,150MT. We expect the project to lower production costs to the level of $14 per kg when we fully ramp up capacity. In November 2013, the Board officially approved the capacity expansion project in our Xinjiang polysilicon facilities which will increase our annual capacity from 6,150 MT to 12,150 MT. We expect to complete construction and start pilot production by the end of 2014. We expect to fully ramp up the newly added capacity in the second quarter of 2015 and lower production costs to the level of $12 per kg. In April 2014, we will conduct annual maintenance in our Xinjiang facilities, which will affect our output and costs for that month. However, we still expect to achieve 6,150 MT production capacity in 2014 despite the annual maintenance in April 2014.

In 2013, we gradually increased the utilization rate of our wafer facilities and successfully expanded the capacity to 72 million pieces in November 2013. We plan to adopt several technical improvements in 2014 including a slurry recovery system which will enable us to further reduce our production costs. We expect to complete the installation of the slurry recovery system in May 2014.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2013 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.         Off Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ (deficit)/equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.         Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Contractual obligations:
Long-term debt (1)(2)	184,920	50,050	134,870	-	-
Capital commitments (3)	36,721	34,148	2,573	-	-
Operating lease obligations (4)	3,268	1,122	2,146	-	-
Total obligations	224,909	85,320	139,589	-	-

Notes:

(1)	Excludes interest payments.

(2)	As of December 31, 2013, long-term bank loans in the amount of $184.9 million were guaranteed by Daqo Group.

(3)	Represents commitments relating to our purchase of property, plant and equipment for our production capacity expansion, including payment commitments to our project contractors.

(4)	Represents Chongqing Daqo’s obligation under the lease agreement for use of its Shanghai office until April 2014 and Chongqing Daqo’s obligation under the lease agreement with Daqo New Materials until January 2019.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Guangfu Xu	71	Chairman of the board of directors
Xiang Xu	43	Director
Dafeng Shi	42	Director
Gongda Yao	55	Director and chief executive officer
Fumin Zhuo	61	Independent director
Rongling Chen	71	Independent director
Minsong Liang	45	Independent director
Shuming Zhao	61	Independent director
Arthur Wong	54	Independent director
Bing Sun	42	Chief financial officer
Tracy Tianqun Zhou	52	Chief marketing officer
Guoping Zhu	42	Chief technology officer

Mr. Guangfu Xu is the chairman of our board of directors. Mr. Xu is principally responsible for formulating our strategic development objectives. Mr. Xu has been the chairman and general manager of Daqo Group since January 1984 and currently holds directorship positions with 27 subsidiaries and affiliated entities of Daqo Group. Mr. Xu has served as chairman of our board of directors since our incorporation in November 2007. Mr. Xu joined Xinba General Company, the predecessor entity of Daqo Group, in 1966 and has been instrumental in building Daqo Group from a small township and village enterprise to a leading manufacturer of electrical systems in China. Mr. Xu is a member of the Ninth People’s Congress of Jiangsu Province and the vice chairman of the Standing Committee of the Ninth Yangzhong City People’s Congress. Mr. Xu was named a National Township and Village Entrepreneur by the Ministry of Agriculture of China in 2001 and 2002. Mr. Xu graduated from secondary school in 1960.

Mr. Xiang Xu is one of our directors. Mr. Xu is also the vice chairman of the board and president of Daqo Group and currently holds directorship positions with 25 subsidiaries of Daqo Group. Mr. Xu has served as a director of our Company since our incorporation in November 2007. Mr. Xu served as the general manager of Jiangsu Changjiang Electric Co., Ltd., a subsidiary of Daqo Group, from January 2000 through May 2006. Mr. Xu received his EMBA degree from Nanjing University in 2004. Mr. Xiang Xu is the son of Mr. Guangfu Xu.

Mr. Dafeng Shi is one of our directors. Mr. Shi had served as a director of our company since its initial public offering until October 2011 and was appointed again to be our director in February 2013. Mr. Shi has been the vice president for finance of Daqo Group since January 2006 and currently holds directorship positions with four subsidiaries and affiliated entities of Daqo Group. Prior to joining Daqo Group, Mr. Shi served as the vice president of Yangzhong Tianyuan Accounting Firm from 2000 to 2001. Mr. Shi received his bachelor’s degree in economic management from the Correspondence Institute of the Central Party School in 1997 and his associate degree in accounting from Nanjing University of Finance & Economics in 1992. Mr. Shi received his master degree of professional accountancy from The Chinese University of Hong Kong. Mr. Shi is a Certified Public Accountant in China.

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

Mr. Fumin Zhuo is one of our independent directors. Mr. Zhuo has served as our director since November 2009. Mr. Zhuo has also served as independent directors to SRE Group Ltd., a company listed on the Hong Kong Stock Exchange and China Enterprise Company Limited, a company listed on the Shanghai Stock Exchange. Mr. Zhuo has also served as non-executive director to Besunyen Holdings Company Limited, a company listed on the Hong Kong Stock Exchange. Mr. Zhuo has over two decades experience in investment and corporate management. Mr. Zhuo is currently a managing partner of Granite Global Ventures III L.L.C., a general partner of SIG Capital Limited and Chairman of Venture Star Investment (HK) Limited. Prior to joining SIG Capital Limited in July 2005, Mr. Zhuo served as the chairman and chief executive officer of Vertex China Investment Company, a company concentrating in investments in the Greater China region since July 2002. From 1995 to July 2002, Mr. Zhuo was the chief executive officer of Shanghai Industrial Holding Ltd. and the chairman of SIIC Medical Science & Technology (Group). Prior to that, starting in 1987 Mr. Zhuo served as chief assistant officer of the Shanghai Economic System Reform Committee. Mr. Zhuo has extensive experience in venture capital fund formation, mergers and acquisitions, and investment management. Mr. Zhuo received his master’s degree in economics from Fudan University and his bachelor’s degree in enterprise management from Shanghai Jiaotong University’s Electrical Engineering School.

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

Mr. Arthur Wong is one of our independent directors. Mr. Wong has served as our director since December 2012. Mr. Arthur Wong is the Chief Financial Officer of Beijing Radio Cultural Transmission Company Limited. He also currently serves as an independent director and Chairman of the Audit Committee for VisionChina Media Inc. and China Automotive Systems, Inc., both listed on the NASDAQ, and Besunyen Holdings Company Limited and Termbray Petro-King Oilfield Services Limited, both listed on the Hong Kong Stock Exchange. He also serves as an independent director and Chairman of the Audit Committee for YOU On Demand Holdings, Inc, listed on NASDAQ. From 2008 to 2012, Mr. Wong served as Chief Financial Officer for Asia New-Energy, Nobao Renewable Energy and GreenTree Inns Hotel Management Group sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, most recently as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

Mr. Bing Sun is our chief financial officer. Mr. Sun joined us, as our chief financial officer in February 2012, from Shunda Holdings Co, a solar photovoltaic company based in China, where he was the Chief Financial Officer since June 2008. Prior to Shunda Holdings, Mr. Sun was financial controller at BCD Semiconductor, a leading analog integrated device manufacturer in China from April 2007 to June 2008. Mr. Sun’s earlier experiences include serving as audit manager at Deloitte Touche Tohmatsu and compliance manager at The Brinks Company. Mr. Sun holds an MBA degree with a concentration in accounting from Virginia Commonwealth University and he is a U.S. Certified Public Accountant.

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

B.           Compensation

In 2013, our aggregate payments of cash to directors or executive officers was approximately $0.8 million. In 2013, our directors and executive officers received options under our share incentive plan. See “—Share Incentive Plan.” Our PRC subsidiaries and former consolidated variable interest entity (which on December 31, 2013 ceased to be our consolidated variable interest entity) are and were required, as the case may be, by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. We have accrued or set aside, in the aggregate, approximately $9 thousand for pension or similar retirement benefits for our executive officers and directors, as required under PRC laws, for the fiscal year ended December 31, 2013. Other than the aforementioned statutorily required contributions, we have not set aside or accrued any other amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Share Incentive Plan

In August 2009, we adopted the 2009 share incentive plan, or the 2009 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 15,000,000 ordinary shares upon the exercise of awards granted under the 2009 Plan. As of the date of this annual report, excluding the expired and cancelled options, the Company has granted options to purchase a total of 13,195,816 of our ordinary shares among which 12,645,416 are outstanding.

The following paragraphs summarize the terms of the 2009 Plan.

Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

Types of Awards. The 2009 Plan provides for the grant of stock options, restricted shares and restricted share units to a participant pursuant to the Plan.

Award Agreement. Options and other stock purchase rights granted under our plan are evidenced by an award agreement, as applicable, that sets forth the terms, conditions and limitations for each grant.

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

Term of the Options. The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule.

Transfer Restrictions. Awards to purchase our ordinary shares may not be transferred in any manner by the participant other than by will or the laws of succession. An option award may be exercised during the lifetime of the optionee only by the optionee.

Termination of the Plan. Unless terminated earlier, the plan will terminate automatically in 2019. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any participant unless agreed by the participant and the plan administrator or (ii) affect the plan administrator’s ability to exercise the powers granted to it under our plan.

The following table summarizes, as of the date of this annual report, the options granted to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised or terminated, if any.

Name	Ordinary Shares Underlying Option Awarded		Exercise Price ($/Share)	Date of Grant	Date of Expiration
Directors and officers as a group	3,400,000		$0.25	October 31, 2009	October 30, 2019
	50,000		$0.25	October 6, 2010	October 5, 2020
	925,000		$0.25	December 3, 2010	December 2, 2020
	1,050,000		$0.25	January 9, 2012	January 8, 2022
	140,000		$0.25	April 3, 2013	April 2, 2023
	4,654,166		$1.49	January 28, 2014	January 27, 2024
Other individuals as a group	1,950,000		$0.25	October 31, 2009	October 30, 2019
	70,000		$0.25	October 6, 2010	October 5, 2020
	1,265,000		$0.25	December 3, 2010	December 2, 2020
	140,000		$0.25	January 9, 2012	January 8, 2022
	1,620,000		$1.49	January 28, 2014	January 27, 2014

Total	15,264,166	*

* The number of total options awarded includes options that were exercised or terminated, if any.

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

In 2013, our audit committee held meetings or passed resolutions by unanimous written consent 8 times.

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

In 2013, our compensation committee held meetings or passed resolutions by unanimous written consent twice, including passing resolutions regarding adjustments to directors’ compensation and modification of option programs of certain directors.

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

In 2013, our corporate governance and nominating committee did not hold meetings or pass resolutions by unanimous written consent.

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

D.           Employees

As of December 31, 2013, we employed 1,330 employees, including 761 in manufacturing, 196 in equipment maintenance, 91 in quality assurance, 20 in purchasing, 68 in research and development, 11 in sales and marketing and 144 in general and administrative. In addition, we engaged independent contractors and temporary personnel from time to time. All of these employees and independent contractors are located at our facilities in Chongqing and Xinjiang, China. As of December 31, 2013, we employed approximately 39 temporary personnel through third-party contractors.

We had a total of 1,845, 1,545 and 1,330 employees as of December 31, 2011, 2012 and 2013, respectively.

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

The calculations in the table below are based on 173,427,853 ordinary shares outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Guangfu Xu(1)	40,075,000	23.0%
Xiang Xu(2)	15,551,250	8.9%
Dafeng Shi(3)	6,180,834	3.5%
Fumin Zhuo (4)	14,106,667	8.1%
Gongda Yao(5)	*	*
Rongling Chen(6)	*	*
Minsong Liang(7)	*	*
Shuming Zhao(8)	*	*
Arthur Wong(9)	*	*
Tracy Tianqun Zhou(10)	*	*
Guoping Zhu(11)	*	*
Bing Sun(12)	*	*
All directors and executive officers as a group	77,944,501	44.7%
Principal Shareholders:
Gold Intellect Limited(13)	39,000,000	22.5%
Plenty China Limited(14)	14,820,000	8.5%
Granite Global Ventures III L.P.(15)	11,885,641	6.9%
NewMargin Growth Fund, L.P.(16)	11,615,513	6.7%
Ruian International Limited(17)	10,890,000	6.3%
Best Mount International Limited(18)	8,760,000	5.1%

____________________________

* Beneficially owns less than 1% of our ordinary shares.

Notes:

(1)	Consists of 39,000,000 shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu, and 1,075,000 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Guangfu Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.

(2)	Consists of 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, and 731,250 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Xiang Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.

(3)	Consists of 5,449,584 shares held by Lucky Prosper Investments Limited, a British Virgin Islands company wholly owned and controlled by Mr. Dafeng Shi, and 731,250 shares issuable upon exercise of options held by Mr. Shi that are exercisable within 60 days of the date of this annual report. Mr. Dafeng Shi’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Shi is a director of our company.

(4)	Consists of (1) 11,695,471 ordinary shares held by Granite Global Ventures III L.P., (2) 190,170 ordinary shares held by GGV III Entrepreneurs Fund L.P., and (3) 2,161,026 ordinary shares held by Venture Star Investment (HK) Limited and (4) 60,000 shares issuable upon exercise of options held by Mr. Zhuo that are exercisable within 60 days of the date of this annual report. Mr. Zhuo is a managing director of Granite Global Ventures III L.L.C., which is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Mr. Zhuo is also the chairman of Venture Star Investment (HK) Limited. Mr. Zhuo disclaims beneficial ownership of the shares beneficially owned by Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P. and Venture Star Investment (HK) Limited except to the extent of his pecuniary interests therein. Mr. Zhuo’s business address is c/o Granite Global Ventures III L.P., 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States. Mr. Zhuo is a director of our company.

(5)	The business address for Mr. Yao is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(6)	The business address of Mr. Chen is No.585, Jianguoxi Road, Shanghai, PRC.

(7)	The business address of Mr. Liang is Room 806, Tower C, Vantone Center, No. 6 Chaoyangmenwai Street, Chaoyang District, Beijing, PRC.

(8)	The business address of Mr. Zhao is 2002 Anzhong Building, School of Business, Nanjing University, 16 Jinyin Jie, Nanjing, PRC.

(9)	The business address for Mr. Wong is Room 906, 16th Floor, Huamao Building, No. 89 Jianguo Road, Chaoyang District, Beijing, PRC.

(10)	The business address of Dr. Zhou is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(11)	The business address of Mr. Zhu is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(12)	The business address of Mr. Sun is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(13)	Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its registered office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.

(14)	Plenty China Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its registered office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company held by Plenty China Limited.

(15)	Consists of 11,695,471 ordinary shares held by Granite Global Ventures III L.P., and 190,170 ordinary shares held by GGV III Entrepreneurs Fund L.P. in the form of our ADSs. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott Bonham, Hany Nada, Glenn Soloman, Thomas Ng, Jixun Foo, Jenny Lee, Jessie Jin and Fumin Zhuo are managing directors of Granite Global Ventures L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein. The business address of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

(16)	NewMargin Growth Ventures LLC is the sole general partner of NewMargin Growth Fund, L.P. Messrs. Tao Feng, Greg W. Ye, Shuiwen Zhou, Cary Zhou and Hans Xu are members of the investment committee of NewMargin Growth Ventures LLC and share voting and dispositive power over all such shares held by NewMargin Growth Fund, L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein. NewMargin Growth Fund, L.P.’s business address is Radisson Plaza (Xing Guo) Hotel, 8 Xing Guo Road, Villa 3, Shanghai, China 200052.

(17)	Ruian International Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Fei Ge. Its registered office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Fei Ge has the sole voting and dispositive power over the shares of our company held by Ruian International Limited.

(18)	Best Mount International Limited is a company incorporated in the British Virgin Islands. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Best Mount International Limited’s shareholders are Yueping Liu, Shaoxian Ge, Sheng Xue, Xiaorong Hou, Benjiang Chang, Yuhua Jing, Jilin Ye, Jianrong Tang and Chaohui Chen and these shareholders share voting and dispositive power over all the shares held by Best Mount International Limited.

As of April 13, 2014, 173,427,853 of our ordinary shares were issued and outstanding. To our knowledge, 57,885,640 ordinary shares, representing approximately 33.4% of our total outstanding shares, were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our directors or executive officers that are shareholders or principal shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.          Related Party Transactions

Related party transactions with Daqo Group

In 2011, the Company purchased auxiliary electricity transmission and system equipment totaling $15.8 million from Daqo Group. Daqo Group and its subsidiaries are mainly engaged in production of High-Low-Voltage Electrical System, Components, Environmental Protection, and High-speed Railway Equipment.

In 2011, the Company received an interest fee loan of $3,095,120 from Daqo Group, which was fully repaid during the same year.

In 2012, the Company sold a 100% equity interest in Nanjing Daqo to Daqo Group for consideration of $9,888,742 and Daqo Group owed the Company $5,110,085 in connection with this transaction as of December 31, 2013. In addition, the Company purchased fixed assets totaling $7,849,533 from Daqo Group and had $5,359,007 due to Daqo Group as of December 31, 2012. Separately, a further $1,330,044 was prepaid to purchase fixed assets as of December 31, 2012.

In 2013, the Company received an interest free loan of $813,105 from Daqo Group, which was fully repaid during the same year.

Related party transactions with Zhenjiang Daqo

In 2011, the Company sold $6,958,317 in wafers, purchased cells in the amount of $3,314,115, and paid processing fees of $1,209,769 to Zhenjiang Daqo for tolling arrangements of cells.

In 2012, the Company sold $2,179,723 in wafers and $619,705 in polysilicon to Zhenjiang Daqo.

In 2013, the Company sold $8,871,220 in wafers and $4,600,646 in polysilicon to Zhenjiang Daqo.

Related party transactions with Daqo Solar

In 2011, the Company received loans of $72,199,600 from Daqo Solar, which were fully repaid during the same year and accrued interest of $1,552,126. As of December 31, 2011, the Company provided an interest free loan of $9,898,458 to Daqo Solar.

In 2012, the Company entered into a polysilicon sales contract with Daqo Solar, and $13,497,973 in advance payments was received as of December 31, 2012.

In 2013, the Company received interest free loans of $76,881,392 from Daqo Solar and repaid $28,379,679 during the same year.

Related party transactions with Xinjiang Daqo Investment

In 2012, the Company entered into a polysilicon sales contract with Xinjiang Daqo Investment, and $2,354,620 in advance payments was received as of December 31, 2012.

In 2013, the Company received interest free loans of $58,389,643 from Xinjiang Daqo Investment and repaid $40,193,785 during the same year.

Related party transactions with Nanjing Daqo

In August 2012, the Company entered into a one-year loan agreement with Nanjing Daqo, to lend Nanjing Daqo $1,584,820 (RMB10 million). The interest rate is fixed at 6%. In addition, the Company also sold $80,126 in cells to Nanjing Daqo.

In 2013, the Company agreed with Nanjing Daqo to extend the loan for one more year, interest free.

Related party transactions with other subsidiaries of Daqo Group

In 2011, the Company purchased auxiliary electricity transmission and system equipment of $2.0 million from Daqo Group subsidiaries. The Company also sold modules of $427,302 to, purchased raw materials of $300,574 from and paid service fees of $71,426 to other subsidiaries of Daqo Group.

In 2012, the Company purchased equipment and raw material from other subsidiaries of Daqo Group at the cost of $202,556 and $5,282, respectively.

In 2013, the Company purchased equipment from other subsidiaries of Daqo Group at the cost of $157,742.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan” for a description of stock options and other stock purchase rights we have granted to our directors, officers and other individuals as a group.

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

ITEM 9. THE OFFER AND LISTING

A.          Offering and Listing Details

Our ADSs, each representing 25 ordinary shares, have been listed on the New York Stock Exchange since October 7, 2010 and trade under the symbol “DQ.” Prior to December 21, 2012, each of our ADS represented five ordinary shares. We effected a change of the ADS to ordinary share ratio on December 21, 2012 from one ADS representing five ordinary shares to one ADS representing 25 ordinary shares. The ratio change had the same effect as a 1-for-5 reverse ADS split. The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated. For ease of comparison, the ADS prices before December 21, 2012 have been retroactively adjusted to reflect the ADS to ordinary share ratio change that took effect on December 21, 2012.

	Trading Price
	High	Low
Annual High and Low
2010 (from October 7, 2010)	77.15	48.50
2011	74.85	7.05
2012	20.75	3.40
2013	49.59	4.02

Quarterly Highs and Lows
First Quarter of 2012	20.75	8.75
Second Quarter of 2012	10.75	3.90
Third Quarter of 2012	5.10	3.70
Fourth Quarter of 2012	9.66	3.40
First Quarter of 2013	16.70	6.65
Second Quarter of 2013	10.66	4.02
Third Quarter of 2013	34.80	7.60
Fourth Quarter of 2013	49.59	23.10
First Quarter of 2014	56.98	33.71

Monthly Highs and Lows
October 2013	43.13	23.10
November 2013	49.59	31.10
December 2013	39.21	29.75
January 2014	47.13	33.71
February 2014	46.06	38.66
March 2014	56.98	35.60
April 2014 (through April 11, 2014)	46.75	39.43

B.          Plan of Distribution

Not applicable.

C.          Markets

See “—A. Offering and Listing Details.”

D.          Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.          Share Capital

Not applicable.

B.           Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law of the Cayman Islands, as amended from time to time, which is referred to as the Companies Law below. The following are summaries of material provisions of our Third Amended and Restated Memorandum and Articles of Association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

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

No Sinking Fund

Our ordinary shares are not subject to sinking fund provisions.

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

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China are considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 provides that a “foreign enterprise controlled by a PRC company or a PRC company group” will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. However, it remains unclear how PRC tax authority will treat an overseas company controlled by PRC natural persons rather than PRC enterprises like Daqo Cayman. The criteria set forth above do not apply to Daqo Cayman directly because Daqo Cayman is currently beneficially owned by Chinese individuals and is not a “foreign enterprise controlled by a PRC company or a PRC company group.” However, such criteria may be considered relevant in determining Daqo Cayman’s residence. Therefore, we cannot assure you that Daqo Cayman will not be deemed a PRC resident enterprise.

If Daqo Cayman were classified as a PRC resident enterprise under the EIT Law, enterprise ADS holders who are not Chinese residents may be subject to a 10% withholding tax (20% in the case of individual ADS holders who are not Chinese residents) upon dividends payable by Daqo Cayman, and 10% tax on gains realized upon the sale or other disposition of our ADSs (20% in the case of individual ADS holders who are not Chinese residents). In addition, the EIT law and regulations also provide that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested resident enterprise are exempted from income tax, subject to certain conditions. Therefore, if Daqo Cayman is classified as resident enterprise under the EIT Law, the dividends we receive from our Chinese subsidiaries may be exempted from withholding tax.

Material United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address any non-United States, alternative minimum tax, state, or local tax considerations or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax. The United States Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (a “pre-release transaction”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries in respect of a pre-release transaction.

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

We do not believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended 2013. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any taxes withheld) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the depositary in the case of ADSs or by a U.S. Holder in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that our company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, our company is eligible for the benefits of the United States-PRC treaty, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury guidance indicates that ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credits are complex. Accordingly, each U.S. Holder is advised to consult with its tax advisor regarding the availability of a foreign tax credit under its particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of noncorporate U.S. Holders is generally eligible for a reduced rate of tax. The deductibility of a capital loss may be subject to limitations. In the even that we are treated as a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of ADSs or ordinary shares is subject to the tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRS may elect to treat the gain as PRC source income. U.S. Holders are urged to consult with their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of a foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs) or ordinary shares and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under these PFIC rules:

•	such excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were a PFIC (a “pre-PFIC year”), will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for each such year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes a mark-to-market election for the ADSs (but not our ordinary shares), such holder will include in income for each year that we are treated as a PFIC with respect to such holder an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of the holder’s taxable year over the holder’s adjusted basis in such ADSs. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. A U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Dividends”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange or market for these purposes. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, and a U.S. Holder holds ADSs, we expect that the mark-to-market election would be available to such U.S. Holder were we to be or become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs.

We do not intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election (“QEF Election”), which, if available, would result in tax treatment different from the general tax treatment for PFICs described above. Accordingly, each U.S. Holder should assume that the QEF Election will not be available.

If a U.S. Holder holds ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder would generally be required to file United States Internal Revenue Service Form 8621. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investment in ADSs or ordinary shares.

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

Individuals and certain others who are U.S. Holders, and who hold “specified foreign financial assets,” including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution,” whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax return for the year certain specified information. A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. Each U.S. Holder is advised to consult its tax advisor regarding its reporting obligations under this legislation.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred on our short-term and long-term borrowings and interest income generated by excess cash which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2013, we had outstanding long-term bank borrowings of $184.9 million mostly bearing floating rates which are subject to adjustment every 12 months based upon the PRC government’s standard interest rate. The weighted average interest rate as of December 31, 2013 for the long-term bank borrowings was 7.2%. We are currently not engaged in any interest rate hedging activities. A hypothetical five percentage point increase in interest rates would have resulted in an increase of approximately $9.2 million in our interest expense for the year ended December 31, 2013.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2013, we had RMB-denominated cash, cash equivalents and short-term investments of RMB69.4 million and U.S. dollar-denominated cash, cash equivalents and short-term investments of $5.3 million. Assuming we had converted the U.S. dollar-denominated cash, cash equivalents and short-term investments of $5.3 million into RMB at the exchange rate of $1.00 for RMB6.054 as of December 31, 2013, this cash, cash equivalents and short-term investments would have been RMB32.1 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, this cash, cash equivalents and short-term investments would have decreased to RMB28.9 million.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. For the year ended December 31, 2013, we have received US$496,132.84 from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program. In December 2012, we instructed the depositary bank to change the ratio of shares of our company by each ADS from five shares to twenty five shares per ADS. In accordance with the agreement between our company and the depositary bank, the latter ceased any reimbursement and waives, and charged “Termination/Revision Fees” of $1 million to our company.

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

As of December 31, 2013, we have used all of the net proceeds received from our initial public offering. We estimate that we used approximately $69.5 million to expand our polysilicon manufacturing facilities; and approximately $10.0 million to finance capital expenditures for our wafer manufacturing business. None of the payments described in this Item were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2013. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2013.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2013, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2013, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Arthur Wong, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act), and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief marketing officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://dqsolar.investorroom.com/.

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

	Year Ended December 31,
	2011	2012	2013
	(in US$ thousands)
Audit fees(1)	900	700	700
Tax fees(2)	—	8	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Tax fees” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 23, 2013, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to US$3 million of our ordinary shares or ADSs from July 23, 2013 to July 22, 2014. The share repurchase program was publicly announced on July 23, 2013. The following table sets forth some additional information about our repurchases made under this program as of the date of this annual report.

	Total Number of ADSs Purchased	Average Price Paid per ADS ($)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs ($)
July 23, 2013 — July 31, 2013	0	-	-	-
August 1, 2013 — August 31, 2013	0	-	-	-
September 1, 2013 — September 30, 2013	0	-	-	-
October 1, 2013 — October 31, 2013	0	-	-	-
November 1, 2013 — November 30, 2013	0	-	-	-
December 1, 2013 — December 31, 2013	0	-	-	-
Total	0	-	-	-

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Daqo New Energy Corp. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-164307))
2.1*	Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder
2.2*	Amendment No. 1 to Deposit Agreement among Daqo New Energy Corp. and JPMorgan Chase Bank, N.A. as depositary, and holders of American Depositary Receipts

Exhibit Number	Description of Document
4.1	2009 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.4	English translation of the Loan Agreement between Daqo New Material and China Construction Bank, Wanzhou Branch dated as of September 30, 2007 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.5	English translation of the Loan Agreement between Daqo New Material and China Construction Bank, Wanzhou Branch dated as of February 28, 2008 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.6	English translation of the Loan Agreement between Chongqing Daqo and China Construction Bank, Wanzhou Branch dated as of January 21, 2009 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.7	English translation of the Syndicated Loan Agreement among Chongqing Daqo, China Construction Bank, Chongqing Branch, China Construction Bank, Wanzhou Branch, and China Merchants Bank, Chongqing Jiangbei Sub-branch dated as of August 28, 2009 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.8	English translation of the Supplemental Agreement to the Syndicated Loan Agreement among Chongqing Daqo, China Construction Bank, Chongqing Branch, China Construction Bank, Wanzhou Branch, China Merchants Bank, Chongqing Jiangbei Sub-branch, China CITIC Bank, Chongqing Branch, Daqo Group, Guangfu Xu and Xiang Xu dated as of December 10, 2009, pursuant to which China CITIC Bank joined the bank syndicate as a lender (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.9	English translation of the Trademark License Agreement among Daqo Group, Chongqing Daqo and Nanjing Daqo dated as of May 8, 2009 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.10	Non-Competition Agreement among Daqo Group, Daqo Cayman (formerly known as Mega Stand International Limited) and Chongqing Daqo dated as of July 1, 2008 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.13	English translation of Construction Contract Between Xinjiang Daqo New Energy Co., Ltd. and China National Chemical Engineering Third Construction Co., Ltd. dated as of January 2011 (Incorporated herein by reference to Exhibit 4.40 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission April 25, 2011 (File No. 001-34602))
4.14	English translation of Construction Contract Between Xinjiang Daqo New Energy Co., Ltd. and China National Chemical Engineering Third Construction Co., Ltd. dated as of March 2011 (Incorporated herein by reference to Exhibit 4.41 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission April 25, 2011 (File No. 001-34602))
4.15	English translation of the Loan Agreement between Xinjiang Daqo and Bank of China, Shihezi Branch dated as of September 30, 2011 (incorporated herein by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012 (File No. 001-34602))
4.16	English translation of the Loan Agreement between Chongqing Daqo and Chongqing Rural Commercial Bank dated as of October 26, 2011 (incorporated herein by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012 (File No. 001-34602))
4.17	English translation of the short-term Syndicated Loan Agreement among Chongqing Daqo, China Construction Bank, Wanzhou Branch and China Everbright Bank, Chongqing Branch dated March 1, 2011 (incorporated herein by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012 (File No. 001-34602))
4.18	English translation of the Loan Agreement between Chongqing Daqo and Huaxia Bank, Wanzhou Branch dated October 20, 2011 (incorporated herein by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012 (File No. 001-34602))
4.19	English translation of the Loan Agreement between Chongqing Daqo and Huaxia Bank, Wanzhou Branch dated October 26, 2011 (incorporated herein by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012 (File No. 001-34602))
4.20	English translation of the Supplemental Agreement between Chongqing Daqo and Daqo New Material entered into in December 2012 with respect to the Amended and Restated Lease Agreement (incorporated herein by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2013 (File No. 001-34602))

Exhibit Number	Description of Document
4.21*	English summary of Comprehensive credit agreement with Everbright Bank dated as of March 20, 2013
4.22*	English summary of Loan agreement with Everbright Bank dated as of March 20, 2013
4.23*	English summary of Loan agreement with China Construction Bank dated as of April 17, 2013
4.24*	English summary of Loan agreement with China Construction Bank dated as of November 6, 2013
4.25*	English summary of Loan agreement with Chongqing Three Gorges Bank dated as of December 18, 2013
4.26*	English translation of Lease Contract (Revised Edition) between Daqo New Material and Chongqing Daqo effective as of January 1, 2009
4.27*	English translation of Lease Contract between Daqo New Material and Chongqing Daqo effective as of January 1, 2012
4.28*	English translation of Supplemental Agreement to the Lease Contract between Daqo New Material and Chongqing Daqo effective as of October 1, 2012
4.29*	English translation of Supplemental Agreement to the Lease Contract between Daqo New Material and Chongqing Daqo effective as of January 1, 2014

8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-164307))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this annual report on Form 20-F

** Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DAQO NEW ENERGY CORP.

By:	/s/ Gongda Yao
Name:	Gongda Yao
Title:	Chief Executive Officer

Date: April 14, 2014

DAQO NEW ENERGY CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2012 and 2013	F-3 – F-4
Consolidated Statements of Operations for the Years Ended December 31, 2011, 2012 and 2013	F-5
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2011, 2012 and 2013	F-6
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2011, 2012 and 2013	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2012 and 2013	F-8 – F-9
Notes to Consolidated Financial Statements for the Years Ended December 31, 2011, 2012 and 2013	F-10 – F-38
Financial Statement Schedule I	F-39 – F-43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

DAQO NEW ENERGY CORP.:

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. and its subsidiaries and variable interest entity (the “Company”) as of December 31, 2012, and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2013 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Daqo New Energy Corp. and its subsidiaries and variable interest entity as of December 31, 2012, and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP
Shanghai, China

April 14, 2014

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2013

(In U.S. dollars, except share data)

	December 31,
	2012	2013
ASSETS:
Current assets:
Cash and cash equivalents	$6,679,024	$7,831,084
Restricted cash	10,649,745	8,826,110
Accounts receivable, net of allowance for doubtful accounts of $1,592,467 and $7,160,782 as of December 31, 2012 and 2013	27,822,799	9,909,662
Notes receivables	4,631,370	15,929,627
Prepaid expenses and other current assets	23,933,967	23,870,690
Advances to suppliers	737,794	860,546
Inventories	15,135,522	10,500,256
Amount due from related parties	6,562,487	13,416,452
Deferred tax assets - current	358,435	—

Total current assets	96,511,143	91,144,427
Property, plant and equipment, net	677,895,274	488,504,183
Prepaid land use rights	36,157,610	30,377,493
Deferred tax assets	1,057,066	—
Other non-current assets	4,686,711	173,440

TOTAL ASSETS	$816,307,804	$610,199,543

LIABILITIES:
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$120,279,760	$118,870,857
Accounts payable	12,346,063	17,695,490
Notes payable	21,334,082	1,573,646
Advances from customers	29,396,238	13,217,775
Payables for purchases of property, plant and equipment	45,468,680	51,766,695
Accrued expenses and other current liabilities	7,617,455	7,461,621
Amount due to related parties	23,708,363	88,537,790
Income tax payable	160,480	—

Total current liabilities	260,311,121	299,123,874
Long-term borrowings	187,520,880	134,870,287
Long-term payables for purchase of property, plant and equipment	1,126,255	—
Advance from customers	—	11,924,121
Deferred government subsidies	26,472,135	26,954,700

Total liabilities	475,430,391	472,872,982

Commitments (Note 17)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS—(Continued)

DECEMBER 31, 2012 AND 2013

(In U.S. dollars, except share data)

	December 31,
	2012	2013
EQUITY:
Daqo New Energy Corp. shareholders’ equity:
Ordinary shares;
$0.0001 per value 500,000,000 shares authorized as of December 31, 2012 and 2013; 175,714,103 and 175,714,103 shares issued as of December 31, 2012 and 2013, respectively and 172,877,433 and 173,427,853 shares outstanding as of December 31, 2012 and 2013, respectively	17,288	17,343
Additional paid in capital	144,755,902	146,676,163
Retained earnings (accumulated losses)	38,276,015	(32,667,469)
Accumulated other comprehensive income	19,551,006	23,699,196

Treasury Stock, at cost (2,836,670 and 2,286,250 shares as of December 31, 2012 and 2013, respectively)	(494,928)	(398,672)
Total Daqo New Energy Corp. shareholders’ equity	202,105,283	137,326,561
Noncontrolling interest	138,772,130	—
Total equity	340,877,413	137,326,561
TOTAL LIABILITIES AND EQUITY	$816,307,804	$610,199,543

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

	Year ended December 31,
	2011	2012	2013
Revenues
- Sales to third parties	$224,781,989	$81,929,050	$74,903,630
- Sales to related parties	7,387,590	2,799,427	32,278,700
- Service fee	—	2,129,924	1,817,475
Total revenues	232,169,579	86,858,401	108,999,805
Cost of revenues
- Sales to third parties	(138,037,240)	(121,222,871)	(123,974,774)
- Sales to related parties	(6,908,785)	(3,067,513)	(11,128,634)
Total cost of revenues	(144,946,025)	(124,290,384)	(135,103,408)
Gross profit (loss)	87,223,554	(37,431,983)	(26,103,603)
Operating (expenses) income:
Selling, general and administrative expenses	(13,088,538)	(12,930,198)	(18,132,515)
Research and development expenses	(744,322)	(4,130,533)	(3,391,012)
Other operating income	12,029,030	8,729,301	5,420,777
Long-lived asset impairment	(34,667,577)	(42,754,481)	(158,424,827)
Total operating expenses	(36,471,407)	(51,085,911)	(174,527,577)
Income (loss) from operations	50,752,147	(88,517,894)	(200,631,180)
Interest expense	(9,258,296)	(15,408,023)	(19,349,190)
Interest income	1,846,956	990,117	149,752
Exchange gain (loss)	148,676	(55,800)	11,875
Income (loss) before income taxes	43,489,483	(102,991,600)	(219,818,743)
Income tax expense	(2,717,561)	(10,253,587)	(1,271,765)
Net income (loss) from continuing operations	40,771,922	(113,245,187)	(221,090,508)
Total loss from discontinued operations	(5,857,810)	(2,392,228)	—
Net Income (loss)	34,914,112	(115,637,415)	(221,090,508)
Net income (loss) attributable to non-controlling interest	1,590,160	(3,708,474)	(150,147,024)
Net income (loss) attributable to Daqo New Energy Corp. ordinary shareholders	$33,323,952	$(111,928,941)	$(70,943,484)
NET EARNINGS (LOSS) PER ORDINARY SHARE
—Continuing operations	$0.22	$(0.63)	$(0.41)
—Discontinued operations	$(0.03)	$(0.01)	$—
Basic—ordinary shares	$0.19	$(0.64)	$(0.41)
—Continuing operations	$0.22	$(0.63)	$(0.41)
—Discontinued operations	$(0.03)	$(0.01)	$—
Diluted—ordinary shares	$0.19	$(0.64)	$(0.41)
ORDINARY SHARES USED IN CALCULATING EARNINGS PER ORDINARY SHARE
Basic—ordinary shares	175,714,103	175,067,343	173,068,420
Diluted—diluted shares	175,714,103	175,067,343	173,068,420

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

	Year ended December 31,
	2011	2012	2013
Net income (loss)	$34,914,112	$(115,637,415)	$(221,090,508)
Other comprehensive income:
Foreign currency translation adjustments	18,483,256	3,838,790	5,543,033
Total other comprehensive income	18,483,256	3,838,790	5,543,033
Comprehensive income (loss)	53,397,368	(111,798,625)	(215,547,475)
Comprehensive income (loss) attributable to noncontrolling interest	7,906,161	(2,075,866)	(148,752,181)
Comprehensive income (loss) attributable to Daqo New Energy Corp. shareholders	$45,491,207	$(109,722,759)	$(66,795,294)

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

	Ordinary shares		Treasury Stock	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Noncontrolling interest	Total
	Number	$
Balance at January 1, 2011	175,714,103	$17,571	$—	$140,305,556	$116,881,004	$6,276,868	$132,941,835	$396,422,834

Net income	—	—	—	—	33,323,952	—	1,590,160	34,914,112
Other comprehensive income	—	—	—	—	—	12,167,255	6,316,001	18,483,256
Share-based compensation	—	—	—	2,206,025	—	—	—	2,206,025

Balance at December 31, 2011	175,714,103	17,571	—	142,511,581	150,204,956	18,444,123	140,847,996	452,026,227

Net loss	—	—	—	—	(111,928,941)	—	(3,708,474)	(115,637,415)
Other comprehensive income	—	—	—	—	—	2,206,182	1,632,608	3,838,790
Share-based compensation	—	—	—	2,249,834	—	—	—	2,249,834
Stock Repurchases	(2,836,670)	(283)	(494,928)	(5,513)	—	—	—	(500,724)
Disposal of Nanjing Daqo New Energy Co., Ltd.	—	—	—	—	—	(1,099,299)	—	(1,099,299)

Balance at December 31, 2012	172,877,433	17,288	(494,928)	144,755,902	38,276,015	19,551,006	138,772,130	340,877,413

Net loss	—	—	—	—	(70,943,484)	—	(150,147,024)	(221,090,508)
Other comprehensive income	—	—	—	—	—	4,148,190	1,394,843	5,543,033
Share-based compensation	—	—	—	1,881,401	—	—	—	1,881,401
Deconsolidation of Daqo New Material Co., Ltd.	—	—	—	—	—	—	9,980,051	9,980,051
Options Exercise	550,420	55	96,256	38,860	—	—	—	135,171

Balance at December 31, 2013	173,427,853	$17,343	$(398,672)	$146,676,163	$(32,667,469)	$23,699,196	$—	$137,326,561

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

	Year ended December 31,
	2011	2012	2013
Operating activities:
Net income (loss)	$34,914,112	$(115,637,415)	$(221,090,508)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Long-lived assets impairment	38,512,376	42,754,481	158,424,827
Share-based compensation	2,206,025	2,249,834	1,881,401
Inventory write-down	14,252,701	14,821,620	29,905,734
Allowance for doubtful accounts	1,202,940	359,733	5,482,019
Depreciation of property, plant and equipment	35,479,645	37,371,791	52,250,595
Gain on disposition of Nanjing Daqo	—	(1,099,299)	—

Changes in operating assets and liabilities:
Accounts receivable	(5,985,616)	(10,295,169)	12,431,119
Notes receivable	(1,868,419)	(2,633,764)	(11,496,473)
Prepaid expenses and other current assets	(5,723,463)	(15,042,913)	29,616
Advances to suppliers	2,279,347	2,098,761	(122,753)
Inventories	(26,579,763)	(6,745,803)	(25,270,470)
Amount due from related parties	(7,390,878)	8,418,601	(6,853,965)
Prepaid land use rights	(26,718,866)	(841,195)	264,549
Other non-current assets	(7,197,546)	4,645,277	4,513,271
Accounts payable	5,716,493	3,249,172	5,349,428
Notes payable	4,557,116	16,776,966	(19,760,436)
Accrued expenses and other current liabilities	(10,947,970)	(150,005)	468,946
Accrued warranty cost	297,244	—	—
Income tax payable	1,431,902	(8,052,589)	(160,480)
Advances from customers	(8,967,939)	(8,794,585)	(4,254,342)
Amount due to related party	1,993,223	14,047,531	(415,960)
Deferred government subsidies	25,127,831	618,958	482,563
Deferred tax assets	(21,732,585)	11,572,778	1,415,502

Net cash provided by (used in) operating activities	44,857,910	(10,307,234)	(16,525,817)

Investing activities:
Purchases of property, plant and equipment	(252,704,147)	(105,659,395)	(32,504,507)
Increase/(decrease) in restricted cash	(11,536,224)	80,435	1,823,635
Interest free loan to related parities	(9,898,458)	—	—
Proceeds from disposition of Nanjing Daqo	—	2,656,490	—
Decrease in cash on deconsolidation of Daqo New Material	—	—	(15,241)

Net cash used in investing activities	(274,138,829)	(102,922,470)	(30,696,113)

Financing activities:
Proceeds from related parties loans	75,294,720	1,645,923	157,271,287
Repayment of related parities loans	(75,294,720)	—	(69,386,568)
Proceeds from bank borrowings	186,558,358	128,047,530	39,200,480
Proceeds from other borrowings	—	1,524,560	35,351,511
Repayment of bank borrowings	(71,079,431)	(103,573,459)	(113,745,197)
Repayment of other borrowings	(2,697,397)	—	—
Purchase and retirement of treasury shares	—	(500,724)	—
Options exercised	—	—	135,171

Net cash provided by financing activities	112,781,530	27,143,830	48,826,684
Effect of exchange rate changes	5,560,689	67,800	(452,694)

Net increase (decrease) in cash and cash equivalents	(110,938,700)	(86,018,074)	1,152,060
Cash and cash equivalents at the beginning of the year	203,635,798	92,697,098	6,679,024

Cash and cash equivalents at the end of the year	$92,697,098	$6,679,024	$7,831,084

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

	Year ended December 31,
	2011	2012	2013
Supplemental disclosure of cash flow information:
Interest paid	$10,991,064	$15,555,495	$3,234,715
Income taxes paid	$18,861,460	$8,052,589	$—
Disposition of Nanjing Daqo:
Total consideration	$—	$9,888,742	$—
Less: amount due from Daqo Group	$—	$(5,110,085)	$—
Total cash consideration received	$—	$4,778,657	$—
Less: cash and cash equivalents disposed	$—	$(2,122,167)	$—
Net cash inflow on the disposition	$—	$2,656,490	$—
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payable	$41,302,426	$46,594,935	$51,766,695
Purchase of property, plant and equipment included in amount due to related parties	$822,840	$5,678,393	$940,135
Balance netting-off agreements with different subsidiaries of Daqo Group	$11,729,514	$—	$—

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

The consolidated financial statements include the financial statements of Daqo New Energy Corp. (the “Company”), its wholly owned subsidiaries, Chongqing Daqo New Energy Co., Ltd. (“Chongqing Daqo”), Nanjing Daqo New Energy Co., Ltd. (“Nanjing Daqo”) (which was disposed to Daqo Group Co., Ltd. ("Daqo Group") on September 28, 2012), Xinjiang Daqo New Energy Co., Ltd (“Xinjiang Daqo”), Daqo Solar Energy North America (“Daqo America”) (which was liquidated in 2013) and Daqo New Energy Holdings (Canada) Ltd.(“Daqo Canada”) (which was liquidated in 2013) and its consolidated variable interest entity (“VIE”) Daqo New Material Co., Ltd. (“Daqo New Material”) (which was deconsolidated on December 31, 2013) (collectively, the “Group”).

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

Daqo New Material and the Company were under common control by Daqo New Material’s ultimate shareholders prior to November 11, 2009. Daqo New Material was established by Daqo Group, an affiliate of the Company on November 16, 2006, for the primary purpose of developing a photovoltaic business. Daqo New Material’s activities included acquiring land use rights and constructing certain polysilicon production infrastructure, including buildings and production machinery and equipment. Chongqing Daqo acquired additional machinery and equipment that are used in connection with Daqo New Material’s land and production infrastructure.

Subsequent to its establishment, Chongqing Daqo entered into a lease agreement with Daqo New Material to rent all of Daqo New Material’s land, production infrastructure and machinery and equipment for the Group’s polysilicon production. The lease period is from July 1, 2008 to December 31, 2013, with monthly lease payments that have been renegotiated periodically and are eliminated in consolidation. The lease agreement also provided that if Daqo New Material transferred the ownership of the leased assets to any third party, the lease agreement would remain effective and enforceable against the new owner. One month before the expiry of the lease period, Chongqing Daqo had the option to renew the lease on the same terms and conditions for an additional five-year periods. Furthermore, Chongqing Daqo has the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. If Daqo New Material desires to transfer the ownership of the leased assets to a third party, Chongqing Daqo has the right of first refusal to acquire the leased assets under the same conditions. If the leased assets are transferred to a third party, the lease agreement will remain effective and enforceable against the new owner.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

Because the aggregate value of the monthly rental payments that Chongqing Daqo is contractually obligated to make to Daqo New Material represents the majority of the value of Daqo New Material’s assets, Chongqing Daqo has the majority of investment risk in Daqo New Material. Further, the Group has concluded that the arrangement results in Chongqing Daqo providing an implicit guarantee to protect Daqo Group from absorbing losses incurred by Daqo New Energy, thus Daqo New Material is considered to be a variable interest entity of Chongqing Daqo. Furthermore, the operating activities of Daqo New Material are most closely associated with Chongqing Daqo and the management of Chongqing Daqo also acts as the management of Daqo New Material. Based on these factors, Chongqing Daqo has the power to control Daqo New Material and is considered the primary beneficiary of Daqo New Material. The assets and liabilities of Daqo New Material are consolidated at historical cost given they were held by entities under common control at the time of the lease agreement. Daqo Group’s total equity interests in Daqo New Material are presented as a noncontrolling interest.

On December 31, 2013, Chongqing Daqo and Daqo New Material terminated the lease agreement. As a result, the Company deconsolidated Daqo New Material on December 31, 2013. As of December 31, 2013, the Company is in the process of relocating significant production assets from Daqo New Material to its Xinjiang plant.

In the periods presented, the Company manufactured and sold polysilicon and wafers through Chongqing Daqo and Xinjiang Daqo, and sold modules through Nanjing Daqo before September 28, 2012 when Nanjing Daqo was sold to the Daqo Group.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

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

The following factors raise substantial doubt about the Company's ability to continue as a going concern for the foreseeable future.

•	The solar industry is being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets and higher import tariffs. These factors have contributed to declining average selling prices for our products. The average selling price ("ASP") of polysilicon has fallen from about $60 per kilogram ("kg") in 2010 to $18 per kg in 2013.
•	For the year ended December 31, 2013, the Company incurred an operating loss of $200,631,180.
•	During the year December 31, 2013, the Company experienced negative cash flow from operations of $16,525,818, primarily as a result of the net loss incurred by the Company.
•	As of December 31, 2013, the Company’s current liabilities exceed its current assets by $207,979,447. While the Company had cash and cash equivalents of $7,831,084, it had short-term borrowings of $68,821,014 all due within one year and the current portion of long-term borrowings amounting to $50,049,843, which is restricted to purchase fixed assets and not expected to be renewed.

These factors are mitigated by the following actions and plans:

•	On March 30, 2014, the Company obtained an irrevocable, legally enforceable letter of financial support from Daqo Group which has committed to provide sufficient financial support to the Company to ensure the Company has the funds required to satisfy its obligations as they come due in the normal course during the year ending December 31, 2014. Further, the support letter provides that Daqo Group will not require the Company to pay the amount owed to the Daqo Group and subsidiaries of Daqo Group, Daqo Solar and Xinjiang Daqo Investment as of December 31, 2013, before January 1, 2015.
•	The Company has or in the process of taking a number of cost reduction initiatives. For example, the Company has constructed its phase II production facilities in Xinjiang and began commercial production in January 2013. The cash cost to produce polysilicon at the Xinjiang facilities is approximately $11 per kg, which is significantly lower than current ASPs

•	The Company has performed a review of its cash flow forecast for the twelve months ending December 31, 2014. The Company believes that its operating cash flow will improve significantly in 2014 and that its operating cash flow will be positive. While management believes the forecast is based on reasonable assumptions, significant assumptions of this forecast include: the ASP is estimated to be approximately $22 per kilogram for the year ending December 31, 2014 and the unit cash cost of Xinjiang will be approximately $11 per kilogram for the year ending December 31, 2014 as a result of the low electricity cost and certain technology improvements. The preliminary results for the first quarter of 2014 shows an increase in the ASP, which increased to $21 per kilogram as of March 31, 2014. This trend is consistent with the Company's expectation. As of December 31, 2013, the Company has a plan to expand the capacity at the Xinjiang plant and is in the process of relocating significant production assets from Chongqing Daqo to its Xinjiang plant, completion of which is subject to obtaining additional funding.

•	While there can be no assurance that the Company will be able to refinance its short-term bank borrowings as they become due, historically, the Company has renewed or rolled over most of its short-term bank loans upon the maturity date of the loans and believes it will continue to be able to do so. From January 1, 2014 to April 14, 2014, the Company rolled over a short-term bank borrowing of $11.2 million and a bank acceptance note credit facility of $4.8 million.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Management has made significant estimates in a variety of areas, including but not limited to allowance for doubtful accounts, inventories valuation, useful lives and residual values of long-lived assets, impairment for long lived assets, consolidation of Daqo New Material, valuation allowances for deferred tax assets, interest capitalization, warranty accrual and certain assumption used in the computation of share-based compensation and related forfeiture rates.

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

Accounts receivable represent those receivables derived in the ordinary course of business. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for doubtful accounts mainly based on aging of the receivables and other factors surrounding the credit risk of specific customers. The allowance for doubtful accounts is $1,592,467 and $7,160,782 as of December 31, 2012 and 2013, respectively, based on the aging of the receivables and the Company’s assessment of the customers’ credit risk.

The following customers accounted for 10% or more of accounts receivable:

	December 31,
Accounts receivable	2012		2013
Customer A		$12,529,889	$	*
Customer D		$3,568,910		$3,673,455
Customer C	$	*		$1,225,831
Customer K		$-		$1,507,576

*	Represents less than 10%

Sales of polysilicon to the Group’s largest customers whose sales constitute over 10% of revenue accounted for approximately 50%, 25% and 30% of revenues for the years ended December 31, 2011, 2012 and 2013, respectively. The Group was substantially dependent upon the continued participation of these customers in order to maintain its total revenues. Significantly reducing the Group’s dependence on these customers is likely to take time and there can be no guarantee that the Group will succeed in reducing that dependence.

Furthermore, all of the Company's long-term borrowings are guaranteed by Daqo Group, our related party, who has also committed to provide financial support to meet the Company's short term borrowings obligations, other liabilities and commitments as they become due (see Note 2(a)). The Company's access to credit is significantly reliant on Daqo Group's ability and willingness to continue to provide sufficient financial support.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

(f) Restricted cash

Restricted cash amounted to $10,649,745 and $8,826,110 as of December 31, 2012 and 2013, respectively, and are deposited in bank accounts as deposits for short-term letters of credit and notes issued by several banks for purchases of raw materials, plant and equipment. These deposits carry fixed interest rates and will be released when the related letters of credit or notes are settled by the Group. The Group considers the restricted cash balances as equivalent to an investment whose return of principal requires the satisfaction of conditions (i.e., settlement of letters of credit or notes) rather than a withdrawal demand. Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment and, accordingly, the Group has presented such deposits and withdrawals as investing activities in the consolidated statements of cash flows.

(g) Allowance for Doubtful Accounts

The Group determines its allowance for doubtful accounts by actively monitoring the financial condition of its customers to determine the potential for any nonpayment of trade receivables. In determining its allowance for doubtful accounts, the Group also considers other economic factors, such as aging trends. The Group believes that its process of specific review of customers combined with overall analytical review provides an effective evaluation of ultimate collectability of trade receivables.

(h) Inventories

Inventories are stated at lower of cost or market. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess inventories to the estimated market value based on historical and forecasted demand. Estimated market value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. The charges to inventory for the years ended December 31, 2011, 2012 and 2013 were $14,252,701, $ 14,821,620 and $29,905,734, respectively.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

(i) Property, plant and equipment

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

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the cost of such assets. The Company capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. Interest expense capitalized for the years ended December 31, 2011, 2012 and 2013 was $3,429,496, $7,245,747 and $nil, respectively.

(j) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The Group’s land use rights in the PRC are stated at cost less recognized lease expenses. Lease expense is recognized over the term of the agreement on a straight-line basis. The Group recorded lease expenses of $166,355, $958,558 and $ 781,706, for the years ended December 31, 2011, 2012 and 2013, respectively.

(k) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that the Group considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planed changes in the use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. The Group makes subjective judgments in determining the independent cash flows that can be related to a specific asset group based on the asset usage model and manufacturing capabilities. The Group measures the recoverability of assets that will continue to be used in the operations by comparing the carrying value of the asset group to the estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value. The Group determines the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporates assumptions that it believes marketplace participants would utilize. The impairment charges for the years ended December 31, 2011, 2012 and 2013 were $38,512,376 (among which $3,844,799 was included in loss from discontinued operations), $42,754,481 and $158,424,827, respectively. The impairment loss incurred in fiscal year 2012 was related to the impairment of long-lived assets of the wafer business, and was triggered primarily by the significant decrease in average selling prices for wafers that was experienced in 2012. The impairment loss incurred in fiscal year 2013 was related to the buildings and plant in Chongqing Daqo and Daqo New Material, and was triggered primarily by the significant decrease in average selling prices for polysilicon and the Group's decision of relocating significant machinery and equipment located at Chongqing Daqo to Xinjiang Daqo as a part of its expansion plan.

(l) Revenue recognition

Product sales

The Group recognizes revenue when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product has occurred, title and risk of loss have transferred to the customers and collectability of the receivable is reasonably assured. The majority of the sales contracts transfer title and risk of loss to customers upon receipt. Sales agreements for polysilicon and wafers typically do not contain product warranties except for return and replacement of defective products within a period generally ranging from 3 to 30 days from delivery. Sales agreements typically do not contain post-shipment obligations or other return or credit provisions. The Group may extend credit terms after assessing a number of factors to determine the customers’ credit worthiness.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

The Group sold approximately $36,916,531, $19,862,424 and $32,278,700 in photovoltaic wafers and cells in 2011, 2012 and 2013, respectively.

Customers frequently pay for products prior to the delivery of the products. Advance payments are recorded as advances from customers.

Service revenue

The Company also provides OEM services to customers and recognizes revenue when there is persuasive evidence of an arrangement, the service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured.

(m) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, electricity and other utilities, consumables, direct labor, overhead costs, depreciation of property, plant and equipment, and manufacturing waste treatment processing fees.

(n) Shipping and handling

Costs to ship products to customers are recorded as selling expenses in the consolidated statements of operations. Costs to ship products to customers were $1,215,110, $1,033,808 and $1,901,384 respectively for the years ended December 31, 2011, 2012 and 2013.

(o) Research and development expenses

Research and development expenses include materials and utilities consumed in research and development activities, payroll and related costs and depreciation of property and equipment associated with the research and development activities, which are expensed when incurred. In the years ended December 31, 2012 and 2013, the Company incurred additional research and development expenses for its Xinjiang Phase II polysilicon facilities to achieve the targets for quality, capacity and cost during the pilot production period.

(p) Government subsidies

The Group receives unrestricted cash subsidies from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to land use right fees, value-added tax and income taxes paid, bank loan interest expenses paid or electricity consumed by the Group, however, these subsidies do not represent tax refunds or reimbursements of expenditures. The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received for the years ended December 31, 2011, 2012 and 2013 were $11,484,768, $9,250,296 and $5,249,788, respectively. Government grants related to assets are recorded as long term liabilities and are recognized as an offset to depreciation expense on a straight-line basis over the useful life of the associated asset. The Company received government grants related to assets of $25,895,226, $1,383,487 and $1,172,160 during the years ended December 31, 2011, 2012 and 2013, respectively, and recognized $42,047, $764,528 and $ 1,454,125 as an offset to depreciation expense for the years ended December 31, 2011, 2012 and 2013, respectively. The Company had deferred government grants related to assets of $25,853,179, $26,472,137 and $26,954,700 as of December 31, 2011, 2012 and 2013, respectively.

(q) Income taxes

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

(r) Share-based compensation

The Group recognizes share-based compensation in the statement of operations based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The Group has made an estimate of expected forfeiture and is recognizing compensation costs only for those equity awards expected to vest. The share-based compensation expenses have been categorized as either selling, general and administrative expenses, research and development expenses and cost of sales, depending on the job functions of the grantees. For the years ended December 31, 2011, 2012 and 2013, the Group recognized share-based compensation expense of $2,206,025, $2,249,834 and $1,881,401 respectively, which was classified as follows:

	Year ended December 31,
	2011	2012	2013
Selling, general and administrative expenses	$2,068,115	$2,018,817	$1,743,768
Research and development expenses	75,508	175,242	60,987
Cost of sales	62,402	55,775	76,646
Total	$2,206,025	$2,249,834	$1,881,401

(s) Earnings (loss) per share

Basic earnings (loss) per ordinary share are computed by dividing the net income (loss) attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Diluted earnings per share is computed using the treasury stock method. During the years ended December 31, 2011, 2012 and 2013, there are no ordinary shares issuable upon the exercise of outstanding share options included in the calculation of dilutive earnings per share as they were anti-dilutive.

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

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to $11,589,709 and $11,436,370 as of December 31, 2012 and 2013, respectively.

(u) Comprehensive income (loss)

Our financial statements include the Consolidated Statements of Comprehensive Income (Loss) as required by new accounting guidance, which we early adopted during 2010. As of December 31, 2012 and 2013, Accumulated Other Comprehensive Income was comprised entirely of foreign currency translation adjustments.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other current assets, amount due from related parties, accounts payable, other current liabilities, payables for purchase of property, plant and equipment, amounts due to related parties and short-term and current portion of long-term borrowings. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

The fair values of the Company’s non-current portion of payables for purchase of property, plant and equipment and long-term bank borrowings as of December 31, 2012 and 2013 are estimated by discounted cash flow technique using an interest rate corresponding to debt with similar maturities and risks on the measurement date.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

(w) Variable Interest Entity

The Company uses a qualitative approach in assessing the consolidation requirement for variable interest entities. The approach focuses on identifying which enterprise has the power to direct the activities that most significantly impact the variable interest entity's economic performance and which enterprise has the obligation to absorb losses or the right to receive benefits from the variable interest entity. In the event that the Company is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity will be included in the Company's Consolidated Financial Statements.

(x) Noncontrolling interest

The noncontrolling interest represents Daqo Group’s equity interest in Daqo New Material. The Group classified the ownership interest in the consolidated entity held by a party other than the Company to noncontrolling interest in the consolidated financial statements. It also reported the consolidated net income at amounts that include the amounts attributable to both the parent and the noncontrolling interest on the face of the consolidated statements of operations and comprehensive income. On December 31, 2013, Daqo New Material was deconsolidated, therefore the noncontrolling interest was $nil as of December 31, 2013.

(y) Treasury Stock

On July 9, 2012, the Company's Board of Directors authorized the Company to repurchase up to $5 million in aggregate value of its outstanding ordinary shares through open market or other legally permissible means prior to December 31, 2012 in accordance with applicable securities laws.. During the year ended December 31, 2012, the Company repurchased 2,836,670 shares for a total purchase price of $500,724. The Company has legal title to the shares, and no other party has the voting rights associated with these shares.

(z) Recent accounting pronouncements

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

3. EXIT and DISPOSAL ACTIVITIES

(a) Disposal of Nanjing Daqo

On September 28, 2012, in order to focus on the Company's core competency and enhance operating efficiency, the Company sold 100% equity interests on Nanjing Daqo to our related party, Daqo Group, after the Group failed to identify a third party investor from its public bidding procedure undertaken through the Nanjing Property Right Trading Center for a total consideration of RMB62 million (US$9.9 million). The sales price was determined with reference to the valuation result as of March 31, 2012 performed by an independent third party valuer which determined the fair value to approximate the net asset value of approximately $12.0 million, less the operating loss of Nanjing Daqo incurred during the period from April 1, 2012 to September 28, 2012 of approximately $2.1 million. The loss from discontinued operation of $2,392,228 represents the aggregation of the loss incurred by Nanjing Daqo during the period from January 1, 2012 to September 28, 2012 of $3,491,527 and the gain on disposition of $1,099,299, which was the reclassification of foreign currency translation gain from other comprehensive income of $1,099,299. There were no remaining assets or liabilities associated with discontinued operations in the consolidated balance sheet as of December 31, 2012. As of December 31, 2013, $4.8 million of the consideration had been received.

The discontinued operations were retrospectively reflected for all the prior years presented in the consolidated statements of operations. The operating results reported as discontinued operations for the years ended December 31, 2011, 2012 and 2013, are summarized as follows:

	Year ended December 31,
	2011	2012	2013
Revenues	$29,082,384	$6,454,830	$—
Operating costs and expenses	(36,943,483)	(9,946,357)	—
Loss from discontinued operations before income taxes	(7,861,099)	(3,491,527)	—
Income tax benefit	2,003,289	—	—
Loss from discontinued operations	$(5,857,810)	$(3,491,527)	$—

(b) Relocation of Polysilicon Operations to Xinjiang

As of December 31, 2013, the Company has a plan to expand the capacity at the Xinjiang plant and is in the process of relocating significant production assets, with a carrying value of $ 144.7 million, from Chongqing Daqo to its Xinjiang plant. In connection with this relocation plan, the Company determined i) to cease a retooling project at its polysilicon production line located at Chongqing Daqo in the second quarter of 2013, and ii) it was more practical to relocate its machinery and equipment located at Chongqing Daqo, to Xinjiang as part of the expansion plan. Therefore, the Company recorded an impairment charge in connection with this decision of $158.4 million in the second quarter of 2013 and subsequently terminated its lease arrangement with Daqo New Material on December 30, 2013. The Company expects to complete the relocation by the end of 2014. The Company has incurred approximately $0.8 million in employee termination costs associated with the closure of the polysilicon operations at Chongqing Daqo and $0.5 million in connection with relocation costs to date, all of which were recorded in selling, general and administrative expenses, which were recorded in selling, general and administrative expenses. No other material costs, including contract termination costs, have been incurred and no material liabilities as of December 31, 2013 are recorded in connection with this relocation plan, which the Company expects to complete by the end of 2014. The Company expects to incur capital expenditure for the project of around $100 million, which includes approximately $7.1 million of expected relocation costs.

4. ALLOWANCES FOR DOUBTFUL RECEIVABLES

The Company made provisions for doubtful accounts receivables in the aggregate amount of $1,202,940, $359,733 and $5,482,019 during the year ended December 31, 2011, 2012 and 2013, respectively.

Analysis of allowances for accounts receivable is as follows:

	Year ended December 31,
	2011	2012	2013
Beginning of the year	$—	$1,202,940	$1,592,467
Allowances made during the year	1,202,940	359,733	5,482,019
Foreign exchange effect	—	29,794	86,296
Closing balance	$1,202,940	$1,592,467	$7,160,782

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

5. PREPAID EXPENSE AND OTHER CURRENT ASSETS

Prepaid expense and other current assets consist of the following:

	December 31,
	2012	2013
Spare parts	$3,975,860	$6,264,805
Prepaid Value added tax (“VAT”)	18,705,984	13,546,880
Prepaid insurance fee	471,721	1,016,625
Others	780,402	3,042,380
Total	$23,933,967	$23,870,690

6. INVENTORIES

Inventories consist of the following:

	December 31,
	2012	2013
Raw materials	$976,374	$2,084,050
Work-in-process	5,759,153	4,666,821
Finished goods	8,399,995	3,749,385
Total	$15,135,522	$10,500,256

Inventory write-down was $14,252,701, $14,821,620 and $221,025 for the years ended December 31, 2011, 2012 and 2013, respectively.

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2012	2013
Cost
Buildings and plant	$437,805,571	$235,690,310
Machinery and equipment	344,782,948	355,429,034
Furniture, fixtures and equipment	9,233,575	21,329,752
Motor vehicles	519,923	262,562
Less: Accumulated depreciation	(133,746,851)	(145,031,744)
Property, plant and equipment, net	$658,595,166	$467,679,944
Construction in process	19,300,108	20,824,239
Total	$677,895,274	$488,504,183

Depreciation expense was $35,479,645, $37,371,791 and $52,250,595 for the years ended December 31, 2011, 2012 and 2013, respectively.

Due to the challenging solar market conditions resulting in lower ASP for polysilicon and wafers, combined with structural cost issues at Chongqing Daqo, the Company recognized impairments for long-lived assets of $38,512,376, $42,754,481 and $158,424,827 during the years ended December 31, 2011, 2012 and 2013, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

8. BORROWINGS

The Group’s bank borrowings consisted of the following:

	December 31,
	2012	2013
Short-term bank borrowings	$49,748,800	$39,643,440
Long-term bank borrowings, current portion	69,006,400	50,049,843
Other short-term borrowing	1,524,560	29,177,574
Total borrowings, current	120,279,760	118,870,857
Long-term bank borrowings, non-current portion	187,520,880	134,870,287
Total	$307,800,640	$253,741,144

Short-term borrowings

The Group’s short-term bank borrowing consisted of the following:

	December 31,
	2012	2013
Short-term borrowing guaranteed by Daqo Group	$1,604,800	$28,080,770
Short-term borrowing guaranteed by Daqo Group and Mr. Guangfu Xu and Mr. Xiang Xu	48,144,000	—
Short-term borrowing guaranteed by Daqo Group and a third party	—	11,562,670
Total	$49,748,800	$39,643,440

The Company has $nil and $18.2 million short-term bank facilities with various banks were available as of December 31, 2012 and 2013, respectively.

The interest rate on the short-term bank borrowing was 7.0% and 6.4% as of December 31, 2012 and 2013. The other short term borrowing was discounted bank notes with recourse to the Company.

Long-term borrowings

The major bank borrows are as follows:

On January 21, 2009, Chongqing Daqo entered into a six-year long term facility agreement with China Construction Bank. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount $66.1 million (RMB400 million), bearing standard five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Daqo Group. As of December 31, 2013, Chongqing Daqo had drawn down $66.1 million (RMB400 million), repaid $60.0 million (RMB357 million) and had no facility available for future draw down. There are no financial covenants associated with the facility.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

On September 28, 2011, Chongqing Daqo entered into a four-year credit facility agreement with Huaxia Bank with maximum amount of $66.1 million (RMB400 million). Chongqing Daqo drew down $62.8 million (RMB380 million), including: $21.5 million (RMB130 million) with fixed interest rate of 6.65%, which is designated for working capital and $41.3 million (RMB250 million) with fixed interest rate of 6.9% which is restricted to the purchase of fixed assets. Chongqing Daqo used the remaining facility of $3.3 million (RMB20 million) through use of bank acceptance notes. As of December 31, 2013, Chongqing Daqo had repaid 27.1 million (RMB164 million) and had no facility available for future draw down. This credit facility is guaranteed by Daqo Group and also collateralized by Chongqing Daqo’s land use right and plant, with a book value of $8.5 million (RMB52 million). The facility contains a covenant which requires the Company to maintain a certain debt to asset ratio, which Chongqing Daqo was in compliance with as of December 31, 2013.

On September 30, 2011, Xinjiang Daqo entered into a six-year bank borrowing agreement with Bank of China. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount of $161.9 million (RMB980 million) and bears interest at standard five-year long term interest rate issued by People’s Bank of China plus 5%. The borrowing contains a debt to asset ratio financial covenant, which Xinjiang Daqo was in compliance with as of December 31, 2013. The borrowing is guaranteed by Daqo Group, Daqo New Material, two affiliated companies under Daqo Group and Mr. Guangfu Xu. As of December 31, 2013, Xinjiang Daqo had drawn down $123.9 million (RMB750 million) and had $38.0 million (RMB230 million) facility available for future draw down. The loan was in compliance with the covenants as of December 31, 2013.

On October 26, 2011, Chongqing Daqo entered into a four-year credit facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount $40.6 million (RMB 245.5 million) and bears interest at three to five-year long term interest rate issued by People’s Bank of China plus 10%. The borrowing is guaranteed by Daqo Group, and two directors of the Company. As of December 31, 2013, Chongqing Daqo had drawn down $40.6 million (RMB 245.5 million) and repaid $22.3 million (RMB 135 million). There are no financial covenants associated with the facility.

The weighted average interest rate as of December 31, 2012 and 2013 for the Group’s long-term bank borrowings was 7.2% and 7.2%, respectively.

The principal maturities of these long-term bank borrowings as of December 31, 2013 are as follows:

December 31,	Amount
2014	$50,049,843
2015	77,056,937
2016	57,813,350
Total	$184,920,130

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2012	2013
Accrued payroll and welfare	$2,526,701	$2,588,312
Accrued professional fees	700,000	624,825
Other tax payable	1,830,815	1,378,963
Interest payable	612,968	305,087
Government subsidy	882,640	908,496
Others	1,064,331	1,655,938
Total	$7,617,455	$7,461,621

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

10. ADVANCES FROM CUSTOMERS

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group’s revenue recognition policy.

Advances from customers consist of the following and is analyzed as long and short portion respectively:

	December 31,
	2012	2013
Customer D*	$15,532,572	$15,987,573
Customer J	6,852,496	4,220,355
Customer G	3,462,084	2,996,550
Customer F	1,532,632	—
Others	2,016,454	1,937,418
Total	$29,396,238	$25,141,896
Less: Current portion of Advance from customers	$29,396,238	$13,217,775
Long term advance from customers	$—	$11,924,121

* Pursuant to the terms of the Company's revised supply agreement with this customer the Company will deliver monthly amounts of polysilicon, totaling no less than RMB2.4 million from April 2014 to September 2016, or until such time as the advance has been fully utilized.

11. FAIR VALUE MEASUREMENTS

The following table presents the financial instruments for which fair value does not approximate carrying value as of December 31, 2012 and 2013:

	As of December 31, 2012		As of December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term bank borrowing	$187,520,880	$166,148,388	134,870,287	124,047,823
Payables for purchase of property, plant and equipment	$1,126,255	$1,014,716	—	—

Nonrecurring Fair Value Measurements

The following table displays assets and liabilities that were measured at fair value on a non-recurring basis after initial recognition;

	Year ended December 31, 2012
Description	Carrying amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Long-lived assets held and used	$53,287,118	$	$—	$10,532,637	$42,754,481

	Year ended December 31, 2013
Description	Carrying amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Long-lived assets held and used	$307,942,362	$	$149,517,535	$—	$158,424,827

During the year ended December 31, 2012, long-lived assets held and used with a carrying amount of $53.3 million were written down to their fair value of $10.5 million, resulting in an impairment charge of $42.8 million. The fair values of the productive assets were estimated using a discounted cash flow model under the income approach. The discounted cash flow method involves forecasting the future cash flows and then discounting them back to a present value at an appropriate discount rate. The discount rate is estimated based on a weighted average cost of capital method, which measures a Company’s cost of debt and equity financing weighted by the percentage of debt and equity in a Company’s target capital structure as determined through reference to the identified guideline companies. The cost of equity was derived from the CAPM and the cost of debt was benchmarked to the People’s Bank of China’s long term borrowing rate in China.

During the year ended December 31, 2013, long-lived assets held and used with a carrying amount of $308 million were written down to their fair value of $150 million, resulting in an impairment charge of $158 million, about $143 million of this amount related to Daqo New Material. Based on the nature of the property being assessed, buildings and land use rights, the fair value was estimated using direct comparison method under the market approach. The direct comparison method is a set of procedures in which a value indication is derived by comparing the real estate being appraised to similar real estate that have been sold recently. Then applying appropriate units of comparison and making adjustments to the sale prices of the comparable based on the elements of comparison such as differences in location, size, decoration and year of completion, etc. to derive at the fair value of the real estate.

12. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During the years ended December 31, 2011, 2012 and 2013, the Group recognized $2,189,273, $3,325,383 and $3,142,213 respectively.

(b) Statutory Reserves

Foreign invested enterprises in PRC are required under PRC laws to provide for certain statutory reserves, such as a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These entities are required to allocate at least 10% of their after tax profits as reported in their PRC statutory financial statements to the general reserve and have the right to discontinue allocations to the general reserve if the balance of such reserve have reached 50% of their registered capital. These statutory reserves are not available for distribution to the owners (except in liquidation) and may not be transferred in the form of loans, advances or cash dividends. As of December 31, 2012 and 2013, $16,803,191 and $16,803,191 was respectively appropriated from the retained earnings of Chongqing Daqo. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer the registered capital and statutory reserves to the Company in the form of dividends, loans or advances and the restricted portion amounted to $124,814,365 and $124,814,365 as of December 31, 2012 and 2013, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Chongqing Daqo is a foreign invested enterprise located in Chongqing. In accordance with a PRC tax regulation which encourages investment in China’s southwest region, Chongqing Daqo is entitled to a preferential tax rate of 15% from its establishment through 2012. On November 19, 2012, Chongqing Daqo obtained a High and New Technology Enterprise (“HTNE”) certificate for a valid period of 3 years till 2014. During the years ended December 31, 2012 and 2013, Chongqing Daqo was entitled to a preferential tax rate of 15% because of its HTNE status.

Daqo New Material, which was deconsolidated on December 31, 2013, is a domestic enterprise registered in Chongqing and is subject to an income tax rate of 25% for each of the three years ended December 31, 2013.

Nanjing Daqo is a foreign-invested enterprise established on December 20, 2007 located in Nanjing. The company started to carry out its operation from July, 2011, and was disposed on September 28, 2012. It is subject to an income tax rate of 25% for each of the three years ended December 31, 2012.

Xinjiang Daqo is a foreign-invested enterprise established on February, 2012 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. The entity was subject to an income tax rate of 25% for the years ended December 31, 2012 and 2013

United States

Daqo America was liquidated in 2013 and it was subject to United States income tax at a combined federal and state tax rate of 40% in 2011, 2012 and 2013.

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. The Company's PRC subsidiaries did not have retained earnings as of December 31, 2013, therefore, no provision for PRC dividend withholding tax has been provided thereon.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2012 and 2013. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2013, the Group’s PRC subsidiaries are subject to examination of the PRC tax authorities. The Group classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in the years ended December 31, 2011, 2012 and 2013.

Income tax expenses comprise:

	Year ended December 31,
	2011	2012	2013
Current Tax Expenses (Benefit)	$20,647,400	$(1,894,736)	$(162,621)
Deferred Tax Expenses (Benefit)	(19,933,128)	12,148,323	1,434,386
Total	$714,272	$10,253,587	$1,271,765

The principal components of deferred income tax assets and liabilities are as follows:

	December 31,
	2012	2013
Net operating loss carried forward	$13,984,909	$29,784,578
Depreciation of property, plant and equipment	554,227	493,800
Inventory write-down	3,687,349	1,531,750
Bad debt provision	349,466	1,518,953
Government grants related to assets	320,960	423,938
Long-lived asset impairment	19,810,832	22,590,196
Others	390,491	290,652
Sub-total	39,098,234	56,633,867
Valuation Allowance	(37,682,733)	(56,633,867)
Total	$1,415,501	$-
Deferred tax assets are analyzed as:
Current	$358,435	$—
Non-current	1,057,066	—

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

The Group uses the asset and liability method to record related deferred tax assets and liabilities. In assessing the reliability of deferred tax assets, the Group considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the continuous operating losses suffered and the level of projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is not more likely than not that the Group will realize the benefits of these deductible differences of Chongqing Daqo and Xinjiang Daqo as at December 31, 2013. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. Xinjiang Daqo and Chongqing Daqo had net operating losses carried forward of approximately $12,894,429 and $106,243,882, respectively, which would expire if not used before December 31, 2018.

The effective income tax rate of the Group is different from the expected PRC statutory rate as a result of the following items:

	Year ended December 31,
	2011	2012	2013
PRC Enterprise Income Tax	25%	25%	25%
Preferential income tax rate of a subsidiary	(12)%	(9)%	(2)%
Effect of different reversal rate	(14)%	8%	3%
Additional tax deductions	—%	—%	(1)%
Non-deductible expenses	1%	—%	—%
Different tax rate in other jurisdictions	2%	(1)%	—%
Changes in valuation allowance	—%	(35)%	(26)%
Prior year adjustment	—%	2%	—%
Effective tax rate	2%	(10)%	(1)%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31,
	2011	2012	2013
	$	$	$
The aggregate dollar effect (in thousands)	4,388	—	—
Per share effect-basic	0.02	—	—
Per share effect-diluted	0.02	—	—

14. SHARE BASED COMPENSATION

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

During the years ended December 31, 2011, 2012 and 2013, the Company granted nil, 1,190,000 and 140,000 share options respectively to its officers, directors and employees, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

On January 9, 2012, the Company modified the exercise price for a total number of 6,520,000 options granted before to $0.42, in order to provide appropriate incentives to the relevant employees and executive officers of the Company. The fair value of the options under revised terms for three batches granted on October 31, 2009, October 6, 2010 and December 3, 2010 was $0.22, $0.23 and $0.23, respectively. The total incremental cost associated with the modification was $638,700, of which $284,123 was recognized immediately for the options vested prior to the date of the modification and the remaining share based compensation charges of $354,577 will be recognized over a weighted-average period of 2.12 years.

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

On April 3, 2013, the Company modified the exercise price for a total number of 6,796,975 options granted before to $0.25, in order to provide appropriate incentives to the relevant employees and executive officers of the Company. The fair value of the options under revised terms for four batches granted on October 31, 2009, October 6, 2010, December 3, 2010, January 9, 2012 was $0.11, $0.12, $0.11 and $0.13, respectively. The total incremental cost associated with the modification was $191,000, of which $153,085 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of $37,915 will be recognized over a weighted-average period of 1.21 years.

On April 3, 2013, the Company granted options to acquire 140,000 ordinary shares to an independent director pursuant to the Option Plan. Thirty percent (30%) of the options will vest one year following the service inception date, thirty percent (30%) of the options will vest on the second year of service inception date, and the remaining forty percent (40%) of the options will vest on the third anniversary of the service inception date. The exercise price is $0.25.

The Company utilized the Binomial option pricing model to evaluate the fair value of the stock options with reference to the closing price of the Company on the measurement dates.

The following assumptions were used in the Binomial option pricing model:

	Year Ended December 31, 2012
Options granted	Average risk-free rate of return	Exercise multiple	Volatility rate	Dividend yield	Post- vesting forfeiture rate
January 9, 2012	2.05%	2.2 ~ 3.0 times	58.7%	0%	3-9.5%

	Year Ended December 31, 2013
Options granted	Average risk-free rate of return	Exercise multiple	Volatility rate	Dividend yield	Post- vesting forfeiture rate
April 3, 2013	2.29%	2.8 times	51.78%	0%	3%

The risk-free rate of return is based on the yield curve of China USD sovereign bond commensurate with the same maturity at the respective grant dates. The exercise multiple is estimated by reference to the proprietary research and empirical studies. The expected volatility is based on the average of historical daily annualized share price volatility of 6 comparable companies over a normalized period that commensurate with the option life of 10 years. The post-vesting forfeiture rate is based on the historical data and management’s best estimation.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2012 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Options outstanding on January 1, 2013 (after modification of exercise price)	7,179,500	$0.25
Granted	140,000	$0.25
Forfeited	(304,912)	$0.25
Expired	(92,918)	$0.25
Exercised	(550,420)	$0.25
Options outstanding on December 31, 2013	6,371,250	$0.25	6.42	$—
Options vested or expected to vest on December 31, 2013	5,915,969	$0.25	6.37	$—
Options exercisable on December 31, 2013	5,364,292	$0.25	6.43	$—

The share-based compensation charge related to the share options of approximately$2,206,025, $2,249,834 and $1,881,401 was recognized by the Company for the years ended December 31, 2011, 2012 and 2013, respectively.

The weighted average grant date fair value of options granted during the year ended December 31, 2011, 2012 and 2013 was $ nil, $0.23 and $0.11, respectively.

As of December 31, 2013, there was $ $524,535 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 1.40 years.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

15. RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationships between the Group and related party are as follows:

Name of the related party	Relationship
Daqo Group	An affiliated company representing the parent company of Daqo New Material holding 100% equity ownership of Daqo New Material. Daqo Group and the Company are controlled by same group of shareholders.
Zhengjiang Daqo Solar Co. Ltd(“Zhenjiang Daqo)	An affiliated company which is 100% held by Daqo Group
Daqo Solar Co. Ltd (“Daqo Solar”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo	An affiliated company which was 100% held by the Company before September 28, 2012 and is 100% held by Daqo Group since September 28, 2012
Daqo Xinjiang Investment Co., Ltd. ("Xinjiang Daqo Investment")	An affiliated company which is 100% held by Daqo Group

(2)	Related party balances:

The balance with Daqo Group and its subsidiaries was as follows:

The balances due from related parties mainly include the consideration for the transfer of 100% ownership of Nanjing Daqo to Daqo Group amount due from Zhenjiang Daqo for the sales of wafer and polysilicon. Such balances are unsecured, interest-free, and are payable on demand. The balances are as follows:

	December 31,
	2012	2013
Amount due from related party
Zhenjiang Daqo	$10,744	$6,898,980
Daqo Group	6,440,129	6,465,561
Others	111,614	51,911

Total	$6,562,487	$13,416,452

Balances due to related parties related to interest free loans received primarily for working capital purposes from Daqo Solar and Xinjiang Daqo Investment, wholly-owned subsidiaries of Daqo Group. The balances are payable on demand and are as follows:

	December 31,
	2012	2013
Amount due to related party
Daqo Group	$5,359,007	$461,796
Xinjiang Daqo Investment	2,354,620	18,482,300
Nanjing Daqo	1,645,923	1,651,810
Daqo Solar	13,497,973	66,750,009
Others	850,840	1,191,875

Total	$23,708,363	$88,537,790

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(3)	The transactions with Daqo Group and its subsidiaries were as follows:

	Transaction	Year Ended December 31,
Name of Related parties	Nature	2011	2012	2013
Daqo Group	Sales	$1,971	$—	$—
	Purchase-Fixed asset	15,787,658	7,849,533	—
	Financing-cash in	3,095,120	—	813,105
	Financing-cash out	3,095,120	—	813,105
	Disposition of 100% equity interest of Nan Jing Daqo	—	9,888,742	—
Zhenjiang Daqo	Sales	6,958,317	2,799,428	13,471,866
	Purchase of cells	3,314,115	—	—
	Processing fee	1,209,769	—	—
Daqo Solar	Purchase-Fixed asset	20,562,272	—	—
	Prepayment received	—	13,497,973	—
	Financing-cash in	72,199,600	—	76,881,392
	Financing-cash out	72,199,600	—	28,379,678
	Interest charged	1,552,126	—	—
	Short-term interest free loan extended to Daqo Solar	9,898,458	—	—
Nanjing Daqo	Sales	—	80,126	—
	Related party interest bearing loan	—	1,584,820	—
	Interest charged	—	40,611	—
Xinjiang Daqo Investment	Prepayment received	—	2,354,620	—
	Financing-cash in	—	—	58,389,643
	Financing-cash out	—	—	40,193,785
Others subsidiaries under Daqo Group	Sales	427,302	—	—
	Purchase-Fixed asset	2,027,001	202,556	157,742
	Purchase-Raw material	300,574	5,282	—
	Rental expense	612,856	—	—
	Service expense	71,426	—	—
Total	Sales	$7,387,590	$2,799,427	$13,471,866
	Disposition of 100% equity interest in Nanjing Daqo	$—	$9,888,742	$—
	Purchase-Fixed asset	$38,376,931	$8,052,089	$157,742
	Purchase-Raw material	$3,614,689	$5,282	$—
	Processing fee	$1,209,769	$—	$—
	Rental expense	$612,856	$—	$—
	Service expense	$71,426	$—	$—
	Interest expense	$1,552,126	$40,611	$—
	Prepayment received*	$—	$15,852,593	$—
	Proceeds from interest free loans	$75,294,720	$1,584,820	$136,084,140
	Repayment of interest free loans	$85,193,178	$—	$69,386,568

* Prepayment has been considered a related party loan given there has been no deliveries since the prepayment was provided.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Related party transactions with Daqo Group

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

In 2012, the Company sold 100% equity interest in Nanjing Daqo to Daqo Group for a consideration of $9,888,742 and $5,110,085 was owed by Daqo Group as of December 31, 2012. In addition, the Company purchased fixed assets totaling $7,849,533 from Daqo Group and had $5,359,007 due to Daqo Group as of December 31, 2012. Furthermore, $1,330,044 was prepaid to purchase fixed assets separately as of December 31, 2012.

In 2013, the Company received an interest free loan of $813,105 from Daqo Group, which was fully repaid during the year.

Related party transactions with Zhenjiang Daqo

In 2011, the Company sold $6,958,317 wafers, and purchased cells of $3,314,115, and paid processing fees of $1,209,769 to Zhenjiang Daqo for tolling arrangements on cells.

In 2012, the Company sold wafers totaling of $ 2,179,723 and polysilicon of $619,705 to Zhenjiang Daqo.

In 2013, the Company sold wafers totaling of $8,871,220 and polysilicon of $4,600,646 to Zhenjiang Daqo.

Related party transactions with Daqo Solar

In 2011, the Company received loans of $72,199,600 from Daqo Solar, which were fully repaid during the year and accrued interest of $1,552,126. As of December 31, 2011, the Company provided an interest free loan of $9,898,458 to Daqo Solar.

In 2012, the Company entered into a polysilicon sales contract with Daqo Solar, and $13,497,973 payment in advance was received as of December 31, 2012. The prepayment was transfer to an interest free loan in 2013.

In 2013, the Company received interest free loans of $76,881,392 from Daqo Solar and repaid $28,379,678 during the year.

Related party transactions with Xinjiang Daqo Investment

In 2012, the Company entered into a polysilicon sales contract with Xinjiang Daqo Investment, and $2,354,620 payment in advance was received as of December 31, 2012.

In 2013, the Company received interest free loans of $58,389,643 from Xinjiang Daqo Investment and repaid $40,193,785 during the year.

Related party transactions with Nanjing Daqo

In August 2012, the Company entered into a one-year loan agreement with Nanjing Daqo, of $1,584,820 (RMB10 million). The interest rate is fixed at 6%. In addition, the Company sold cells of $80,126 to Nanjing Daqo.

In 2013, the Company agreed with Nanjing Daqo to extend the loan for one more year, interest free.

Related party transactions with other subsidiaries of Daqo Group

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

In 2013, the Company purchase equipment from other subsidiaries of Daqo Group at the cost of $157,742.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

16. EARNINGS PER SHARE

The calculation of earnings per share is as follows:

	Year ended December 31,
	2011	2012	2013
Numerator used in basic and diluted earnings per share:
Net income (loss) attributable to Daqo New Energy Corp. ordinary shareholders—basic and diluted	$33,323,952	$(111,928,891)	$(70,943,484)
Denominator used in basic and diluted earnings per share:
Share options	—	—	—
Weighted average number of ordinary shares outstanding used in computing earnings per share—basic and diluted	175,714,103	175,067,343	173,068,420
NET INCOME (LOSS) ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Basic and Diluted	$0.19	$(0.64)	$(0.41)

Outstanding employee options totaling of 6,805,000, 7,179,500 and 6,371,250 were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive for the year ended December 31, 2011, 2012 and 2013, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

17. COMMITMENTS

Capital commitments

As of December 31, 2013, commitments outstanding for the purchase of property, plant and equipment approximated $36.7 million, which will be due subsequent to receipt of the purchases.

Lease commitments

The Group has operating lease commitments principally for its office in Shanghai. The lease expense was $612,856, $580,724 and $164,811 for the year ended December 31, 2011, 2012 and 2013, respectively.

Future minimum lease payments are as follows:

Year ending December 31	USD
2014	$1,121,476
2015	1,073,299
2016	1,073,299

Total	$3,268,074

18. VARIABLE INTEREST ENTITY

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

On December 31, 2013, Chongqing Daqo and Daqo New Material terminated this lease agreement. As a result of the change, Chongqing Daqo no longer has the power to direct the activities that most significantly impact Daqo New Material's operations, and as such Chongqing Daqo ceased to be the primary beneficiary of Daqo New Material and deconsolidated the entity on the date the lease arrangement was terminated, December 30, 2013. No gain or loss was recorded on termination of VIE arrangement. After deconsolidation, Daqo New Material remains a related party of the Group. On January 1, 2014, Chongqing Daqo signed a new operating lease agreement with Daqo New Material with respect to certain limited facilities, including the dining hall, office space and portions of the employee dormitory which it uses for its wafer business located nearby. The term of the lease is three years and the annual rental for these facilities is approximately $1 million.

Daqo New Material leased all of its assets for use in the Group’s operations. Significant assets, liabilities, revenues, operating costs and expenses and net income of the VIE are as follows:

	Year ended December 31,
	2012	2013
Cash	$189,312	$-
Property, plant and equipment	$162,396,825	$-
Prepaid land use rights	$6,632,643	$-
Total Assets	$173,450,176	$-
Short-term borrowings, including current portion of long-term borrowings	$19,257,600	$-
Accrued expenses and other current liabilities	$512,708	$-
Amount due to related party	$467,568	$-
Long-term borrowings	$14,443,200	$-
Total Liabilities	$34,678,046	$-

	Year ended December 31,
	2011	2012	2013
Revenues*	$16,852,928	$10,743,336	$—	**
Operating costs and expenses	$15,262,768	$14,451,810	$150,147,024
Net income (loss)	$1,590,160	$(3,708,474)	$(150,147,024)

*Rental income, eliminated in consolidation.

** The lease term was amended at the beginning of 2013 and reduced the rent to 0 per month and was later terminated on December 30, 2013.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

19. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Following the further expansion of module business and entering into the wafer business in 2011, the Group operated and viewed its performance in three segments. However, on September 28, 2012, the module business was disposed (see Note 3). Therefore, only two segments remained in 2012 and 2013 and the segment information in prior years was restated to be consistent with the current year reportable segments. The following tables summarized the Company’s revenue and cost generated from different revenue streams. Substantially all of its revenues are derived in the PRC. The Group’s long-lived assets and operations are substantially all located in the PRC.

The following table summarizes the Group’s revenue by segment:

Year ended December 31, 2011	Polysilicon	Wafer	Elimination	Total
Revenue - External	$218,915,487	$13,254,092	$—	$232,169,579
Revenue - Intersegment	1,696,573	—	(1,696,573)	—
Total revenue	220,612,060	13,254,092	(1,696,573)	232,169,579
Total Cost	125,962,033	20,680,565	(1,696,573)	144,946,025
Gross profit (loss)	$94,650,027	$(7,426,473)	$—	$87,223,554

Year ended December 31, 2012	Polysilicon	Wafer	Elimination		Total
Revenue - External	$73,450,807	$13,407,594	$		$86,858,401
Revenue - Intersegment	6,067,339	—		(6,067,339)	—
Total revenue	79,518,146	13,407,594		(6,067,339)	86,858,401
Total Cost	110,243,043	20,114,680		(6,067,339)	124,290,384
Gross profit (loss)	$(30,724,897)	$(6,707,086)		$—	$(37,431,983)

Year ended December 31, 2013	Polysilicon	Wafer	Elimination	Total
Revenue – External	$76,721,105	$32,278,700	$-	$108,999,805
Revenue - Intersegment	13,195,838	-	(13,195,838)	-
Total revenue	89,916,943	32,278,700	(13,195,838)	108,999,805
Total Cost	98,684,325	49,614,921	(13,195,838)	135,103,408
Gross profit (loss)	$(8,767,382)	$(17,336,221)	$-	$(26,103,603)

The following customers accounted for 10% or more of revenues:

	Year ended December 31,
	2011		2012		2013
Customer A		$28,219,079		$21,749,284	$	*
Customer B		$27,214,590	$	*	$	*
Customer D		$33,140,475	$	*	$	*
Customer G		$28,570,338	$	*	$	*
Customer I	$	*	$	*		$19,644,488
Customer L	$	*	$	*		$13,471,873

*	Represents less than 10%

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

20. SUBSEQUENT EVENTS

(a)	(a) On January 28, 2014, the Company granted options to acquire 6,274,166 ordinary shares respectively to independent directors, executive officers and employees pursuant to the Option Plan. Twenty-five percent (25%) of the options will vest six months after the grant date, Twenty-five percent (25%) of the options will vest twelve months after the grant date, and the remaining fifty percent (50%) of the options will vest ratably over the twenty- four month period after the anniversary of the grant date. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price is $1.49.

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEET

DECEMBER 31, 2012 AND 2013

(In U.S. dollars, except share data)

	December 31,
	2012	2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,669,834	$5,187,046
Prepaid expenses and other current assets	593,707	177,487
Amount due from related party	5,110,085	5,110,085

Total current assets	11,373,626	10,474,618
Investments in subsidiaries, net	190,945,888	127,203,565

TOTAL ASSETS	$202,319,514	$137,678,183

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$214,231	$351,621

Total current liabilities	214,231	351,621

EQUITY
Ordinary shares ($0.0001 per value 500,000,000 shares authorized as of December 31, 2012 and 2013; 175,714,103 and 175,714,103 shares issued as of December 31, 2012 and 2013, respectively and 172,877,433 and 173,427,853 shares outstanding as of December 31, 2012 and 2013, respectively)	17,288	17,343
Additional paid in capital	144,755,902	146,676,163
Retained earnings (accumulated losses)	38,276,015	(32,667,469)
Accumulated other comprehensive income	19,551,006	23,699,196
Treasury stock	(494,928)	(398,672)

Total shareholders’ equity	202,105,283	137,326,561

TOTAL LIABILITIES AND EQUITY	$202,319,514	$137,678,183

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

	Year ended December 31,
	2011	2012	2013
OPERATING EXPENSES
General and administrative	$(2,355,174)	$(3,528,728)	$(2,979,454)
Research and development	(75,508)	(175,242)	(76,646)

Total operating expenses	(2,430,682)	(3,703,970)	(3,056,100)

LOSS FROM OPERATION	(2,430,682)	(3,703,970)	(3,056,100)
Interest income	24,852	3,074	3,130

NET LOSS BEFORE SHARE OF RESULTS OF SUBSIDIARIES	(2,405,830)	(3,700,896)	(3,052,970)
Equity in earnings (losses) of subsidiaries	35,729,782	(108,228,045)	(67,890,514)

Net income (loss) attributable to Daqo New Energy Corporation ordinary shareholders	$33,323,952	$(111,928,941)	$(70,943,484)

Other comprehensive income:
Foreign currency translation adjustments	12,167,255	2,206,182	4,148,190
Total other comprehensive income	12,167,255	2,206,182	4,148,190
Comprehensive income (loss)	$45,491,207	$(109,722,759)	$(66,795,294)

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CHANGES IN EQUITY

FOR YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share data)

	Ordinary shares		Treasury Stock	Additional paid in capital	Retained earnings (accumulated losses)	Accumulated other comprehensive income	Total
	Number	$
Balance at January 1, 2011	175,714,103	$17,571	$—	$140,305,556	$116,881,004	$6,276,868	$263,480,999

Net income	—	—	—	—	33,323,952	—	33,323,952
Other comprehensive income	—	—	—	—	—	12,167,255	12,167,255
Share-based compensation	—	—	—	2,206,025	—	—	2,206,025

Balance at December 31, 2011	175,714,103	17,571	—	142,511,581	150,204,956	18,444,123	311,178,231

Net loss	—	—	—	—	(111,928,941)	—	(111,928,941)
Other comprehensive income	—	—	—	—	—	2,206,182	2,206,182
Share-based compensation	—	—	—	2,249,834	—	—	2,249,834
Repurchase	(2,836,670)	(283)	(494,928)	(5,513)	—	—	(500,724)
Deconsolidation of Nanjing Daqo New Energy Co.,Ltd	—	—	—	—	—	(1,099,299)	(1,099,299)

Balance at December 31, 2012	172,877,433	17,288	(494,928)	144,755,902	38,276,015	19,551,006	202,105,283

Net loss					(70,943,484)		(70,943,484)
Other comprehensive income						4,148,190	4,148,190
Share-based compensation				1,881,401			1,881,401
Option Exercised	550,420	55	96,256	38,860			135,171
Deconsolidation of VIE

Balance at December 31, 2013	173,427,853	$17,343	$(398,672)	$146,676,163	$(32,667,469)	$23,699,196	$137,326,561

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

	Year ended December 31,
	2011	2012	2013
OPERATING ACTIVITIES
Net income (loss)	$33,323,952	$(111,928,941)	$(70,943,484)
Share of results of subsidiaries	(35,729,782)	108,228,045	67,890,514
Share-based compensation	2,206,025	2,249,834	1,881,401
Adjustments to reconcile net income to net cash used in operating activities:
Prepaid expenses and other current assets	(142,001))	(31,207)	344,717
Changes in other current liabilities	(916,531)	214,231	137,390
Amount due from related party	—	(210,523)	—
Net cash used in operating activities	(1,258,337)	(1,478,561)	(689,462)
INVESTING ACTIVITIES
Capital contributed to subsidiaries	(37,990,278)	(4,811,175)	—
Cash collected from subsidiaries when liquidation	—	4,390,250	71,503
Disposition of Nanjing Daqo	—	4,778,657	—
Cash used in investing activities	(37,827,297)	4,357,732	71,503
FINANCING ACTIVITIES
Repurchase of ordinary shares	—	(500,724)	—
Issuance cost of ordinary shares	—	—	135,171
Cash provided by financing activities	—	(500,724)	135,171
NET INCREASE IN CASH AND CASH EQUIVALENTS	(39,085,634)	2,378,447	(482,788)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	42,377,021	3,291,387	5,669,834
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,291,387	$5,669,834	$5,187,046

Supplemental disclosure of cash flow information:
Disposition of Nanjing Daqo:
Total consideration	$—	$9,888,742	$-
Less: amount due from Daqo Group	—	(5,110,085)	-
Total cash consideration received	$—	$4,778,657	$-

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

Notes to Schedule I

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of Daqo New Energy Corp has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company.

4.	As of December 31, 2013, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

*    *    *    *    *    *

