Form 20-F
period 2014-12-31
DAQO NEW ENERGY CORP.
filed 2015-04-17
CIK 1477641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-34602

DAQO NEW ENERGY CORP.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

666 Longdu Avenue
Wanzhou, Chongqing 404000
The People’s Republic of China
(Address of principal executive offices)

Bing Sun, Chief Financial Officer
Tel: +86-23 6486-6666
Fax: +86-23 6486-6688
666 Longdu Avenue
Wanzhou, Chongqing 404000
The People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
American depositary shares, each representing 25 ordinary shares Ordinary shares, par value US$0.0001 per share*	New York Stock Exchange

*	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 223,577,853 ordinary shares, par value US$0.0001 per share, as of December 31, 2014.

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

INTRODUCTION

Except where the context otherwise requires:

•	“we,” “us,” “our company,” “our” or “Daqo Cayman” refers to Daqo New Energy Corp., its subsidiaries and, until December 30, 2013, its consolidated variable interest entity,

•	“ADSs” refers to our American depositary shares, each of which represents 25 ordinary shares. On December 21, 2012, we effected a change of the ADS to ordinary share ratio from one ADS representing five ordinary shares to one ADS representing 25 ordinary shares. The ratio change had the same effect as a 1-for-5 reverse ADS split,

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau,

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share, and

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and “EUR” or “Euro” refers to the legal currency of the European Union.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.2046 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected data from the consolidated statement of operations for our company for the three years ended December 31, 2012, 2013 and 2014 and the balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data from the consolidated statement of operations for the two years ended December 31, 2010 and 2011 and our consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which are not included in this annual report. We consolidated financial statements of Daqo New Material Co., Ltd., or Daqo New Material, from July 1, 2008 to December 30, 2013, because under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we were deemed to be Daqo New Material’s primary beneficiary for accounting purposes. As a result of the voluntary termination of our contractual arrangements with Daqo New Material, starting from December 31, 2013, Daqo New Material was de-consolidated from the balance sheet as of December 31, 2013.

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

	Year Ended December 31,
	2010	2011	2012	2013	2014
	US$	US$	US$	US$	US$
	(in thousands of US$, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues	252,815	232,170	86,858	109,000	182,572
Cost of revenues(1)	(144,651)	(144,946)	(124,290)	(135,103)	(139,309)
Gross profit (loss)	108,164	87,224	(37,432)	(26,103)	43,263
Operating expenses(1)	(12,530)	(36,472)	(51,086)	(174,528)	(11,228)
Income (loss) from operations	95,634	50,752	(88,518)	(200,631)	32,035
Income (loss) before income taxes	85,744	43,490	(102,992)	(219,819)	16,649
Income tax expense	(13,257)	(2,718)	(10,253)	(1,272)	—
Net income (loss) from continuing operations	72,487	40,772	(113,245)	(221,091)	16,649
Total loss from discontinued operation	(3,339)	(5,858)	(2,392)	—	—
Net income (loss)	69,148	34,914	(115,637)	(221,091)	16,649
Net income (loss) attributable to non-controlling interest	576	1,590	(3,708)	(150,147)	—
Net income (loss) attributable to Daqo New Energy shareholders	65,271	33,324	(111,929)	(70,944)	16,649
Earnings (loss) per ADS(2)
Continuing operations	12.00	5.50	(15.75)	(10.25)	2.02
Discontinued operations	(0.50)	(0.75)	(0.25)	—	—
Basic	11.50	4.75	(16.00)	(10.25)	2.02
Continuing operations	12.00	5.50	(15.75)	(10.25)	1.97
Discontinued operations	(0.50)	(0.75)	(0.25)	—	—
Diluted	11.50	4.75	(16.00)	(10.25)	1.97
Ordinary shares used to calculating earnings per ordinary share
Basic – ordinary shares	117,839,487	175,714,103	175,067,343	173,068,420	206,349,976
Diluted – diluted shares	140,726,323	175,714,103	175,067,343	173,068,420	211,353,643

Notes:

(1)	Includes share-based compensation expenses in the amount of $2.2 million, $1.9 million and $1.8 million for the years ended December 31, 2012, 2013 and 2014, respectively.

(2)	Effective on December 21, 2012, Daqo adjusted the ratio of its American depositary shares (“ADSs”) representing ordinary shares from one (1) ADS for five (5) ordinary shares to one (1) ADS for twenty-five (25) ordinary shares. All per ADS figures in this report give effect to the forgoing ADS to share ratio change.

	Year Ended December 31,
	2010	2011		2012		2013		2014
Other Financial and Operating Data:
Polysilicon production volume (in MT)	3,771	4,524		3,349	(1)	4,805		6,560
Polysilicon sales volume (in MT)	3,650	3,947	(3)	3,262	(2)(3)	4,283	(3)	5,972	(3)
Unit cost of polysilicon sold (in $/kg)	31.3	29.9		31.9	(2)	17.02	(4)	13.68	(4)

Notes:

(1)	Excluding 617 MT polysilicon produced in Xinjiang facilities during the pilot production period.

(2)	Excluding 323 MT polysilicon sold, and the cost of such polysilicon sold, as applicable, from Xinjiang facilities during the pilot production period.

(3)	The polysilicon sales volume here only refers to external sales. Internal sales to our in-house wafer facilities were 315 MT, 770 MT and 671 MT in 2012, 2013 and 2014, respectively.

(4)	The unit cost here only refers to the polysilicon made in Xinjiang facilities.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	As of December 31,
	2010	2011	2012	2013	2014
	US$	US$	US$	US$	US$
	(in thousands of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	203,636	92,697	6,679	7,831	7,068
Restricted cash	64	11,600	10,650	8,826	22,169
Total current assets	241,738	179,453	96,511	91,144	121,949
Property, plant and equipment, net	399,558	636,475	677,895	488,504	559,006
Total assets	650,971	878,477	816,308	610,200	710,131
Short-term bank borrowings, including current portion of long-term borrowings	71,601	111,805	120,280	118,871	159,804
Total current liabilities	171,010	217,841	260,311	299,124	396,068
Long-term bank borrowings	83,001	165,646	187,521	134,870	77,336
Total liabilities	254,548	426,450	475,430	472,873	503,363
Total Daqo New Energy Corp. shareholders’ equity	263,481	311,178	202,106	137,327	206,768
Noncontrolling interest	132,942	140,848	138,772	—	—
Total equity	396,423	452,026	340,878	137,327	206,768
Total liabilities and equity	650,971	878,477	816,308	610,200	710,131

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Our ability to maintain our growth and profitability depend on the demand for photovoltaic products and the development of photovoltaic technologies, among other things.

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

In the event that photovoltaic technologies do not develop in a manner that increases the demand for polysilicon or demand for solar products does not expand as we expect, average selling prices may move downward as a result, and our future growth and profitability will be materially and adversely affected.

Increasing polysilicon prices may lead to some polysilicon manufacturers reentering the market, which could cause polysilicon prices to decline and materially and adversely affect our profitability.

Our polysilicon sales prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and continue to expand capacities in order to achieve economies of scale. However, the slow and uneven economic recovery from the global financial crisis as well as the significant decrease in global petroleum prices since their peak in mid-2008 have reduced or delayed the general demand for photovoltaic products. In late 2008 and 2009, newly available polysilicon supply and slowed global photovoltaic market growth resulted in an excess supply of polysilicon, which led to a significant decline in polysilicon prices. Although global photovoltaic demand recovered substantially from the second half of 2010 through the first half of 2011, the market price for polysilicon experienced another significant decline in the second half of 2011 due to excess supply and decreasing demand. In 2012, the market price for polysilicon continued to decline. As a result of the polysilicon supply and demand fluctuation, we reduced the selling price of our polysilicon and thus experienced a continued decrease in revenues derived from polysilicon in 2012. In 2013, global demand for polysilicon began to increase, and such trend continued into 2014. Nevertheless, the average selling price of polysilicon in China was under pressure during the fourth quarter of 2014 due to rising volume of polysilicon imported from overseas. As a result, polysilicon manufacturers with competitive cost structures benefited from the increase in sales prices and global demand. If sales price continues to go up, some polysilicon manufacturers with less competitive cost structures may be able to reenter the market, which could cause polysilicon prices to decline and thus materially and adversely affect our profitability.

We may not be able to continue to receive the same level of support from Daqo Group Co., Ltd., or Daqo Group, a related party of ours, which may have a material adverse effect on our business and results of operations.

Since our inception, we have substantially benefited from financial support from Daqo Group, one of the largest electrical equipment manufacturers in China, and we expect to continue to benefit from Daqo Group in the foreseeable future. As of December 31, 2014, we had amounts due to Daqo Group and its subsidiaries in the form of interest-free loans of $89.7 million which are payable on demand. Please see “— We need a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when needed, our growth prospects and future profitability may be materially and adversely affected” below. In addition, Daqo Group has granted us a permanent and royalty-free license to use the “Daqo” brand, which is a well-recognized brand in the electrical industry in China. We have benefited from the strong brand recognition of “Daqo” in our business development efforts, as evidenced by our ability to secure major customers based in China within a short period after we commenced commercial production of polysilicon. Daqo Group has agreed in writing not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses without our consent for an indefinite term. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they come due. However, we cannot assure you that we will continue to receive the same level of support, or any support at all, from Daqo Group in the future. If Daqo Group ceases to support us, our business, results of operations and prospects may be materially and adversely affected. In addition, any negative publicity associated with Daqo Group will likely have an adverse impact on our reputation, which could materially and adversely affect our business. In the event of any disagreements with Daqo Group, we may have to resort to legal proceedings in China to enforce our rights, which could be costly, time consuming and involve uncertain outcomes.

We experienced a significant decrease in our revenues in 2012 and incurred substantial net losses in 2012 and 2013. Although we generated a profit in 2014, we may experience future losses and may not be able to generate sufficient revenues in the future to sustain profitability.

As a result of the slump in the global demand for and sales price of polysilicon, we experienced a significant decrease in our revenues for our continuing operations in 2012 as compared to 2011 and incurred a net loss of $115.6 million in 2012. Despite improvements in our revenue in 2013 compared to 2012, in 2013 we still incurred a net loss of $221.1 million including $158.4 million of fixed-asset impairment loss, compared to $115.6 million including $42.8 million of fixed-asset impairment loss in 2012.

We had net income of $16.7 million in the year ended December 31, 2014 as a result of our continuous cost reduction efforts and increased global demand for and sales price of polysilicon, as well as a decrease in depreciation expenses of approximately $18.7 million. Since January 1, 2014, we revised the estimate of the expected useful lives of the machinery and equipment from 10 years to 15 years, and the buildings and structures from 20 years to 30 years, which reduced depreciation expenses by approximately $18.7 million. Although we generated a profit in 2014, we may not be able to sustain profitability and our cash flows may be negative again in the future. Please see “— Our revenues and results of operations have fluctuated and are likely to fluctuate in the future” below.

We had a significant working capital deficit as of December 31, 2014. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, we will face the risk of not being able to continue as a going concern.

The challenging solar photovoltaic market situation in 2012 characterized by declining prices across the whole value chain has caused our polysilicon and wafer businesses to experience significant financial losses. Even though the industry started to recover slowly during 2013 and into 2014, we are unable to predict if the current upward trend will continue. As of December 31, 2014, we had a working capital deficit (being our total consolidated current liabilities less our total consolidated current assets) of $274.1 million. In addition, we have made and expect to continue to make significant capital expenditures on our expansion project at our Xinjiang polysilicon facilities.

Our continuation as a going concern is dependent upon financial support from Daqo Group and our ability to continue to obtain other sources of financing. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. As of December 31, 2014, we had amounts due to Daqo Group and its subsidiaries in the form of interest-free loans of $89.7 million. On March 6, 2015, we obtained a letter of financial support from Daqo Group and certain of our other shareholders in which they have committed to provide us with sufficient funding to support our operations during the twelve months ending December 31, 2015. Further, the letter of financial support provides that Daqo Group will not require us to pay the amounts that we owed to Daqo Group and three of its subsidiaries, Daqo Solar Co., Ltd, or Daqo Solar, Xinjiang Daqo Investment Co., Ltd., or Xinjiang Daqo Investment, and Daqo New Material, as of December 31, 2014, before January 1, 2016. In addition, Dago Group will provide us with funding to support us to repay all the financial obligations already committed related to the expansion project at our Xinjiang facilities and we are not required to repay such amounts before January 1, 2016. As a condition for obtaining Daqo Group’s financial support, we are required to immediately suspend the expansion project at our Xinjiang facilities if we do not have sufficient financial resources to continue the project after we repay all other financial obligations as they become due in the twelve months ending December 31, 2015. However, we can provide no assurances that Daqo Group and our shareholders will honor their undertakings under the letter of financial support. If the Daqo Group or its subsidiaries were to be unable to honor their undertakings under the letter of financial support or if the industry reverses its current upward trend in demand, we will face significant pressure on our working capital and we will face the risk of not being able to continue as a going concern.

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

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power still exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, in 2010, Spain announced its plan to cut the subsidized electricity prices paid to new photovoltaic solar power plants by up to 45%, which significantly reduced installations of new solar energy projects in the country. In 2010, Germany introduced an approximately 24% to 26% solar feed-in tariffs reduction for rooftop systems and 20% to 25% reduction for ground-based systems. In early 2012, Germany further reduced its feed-in tariffs by 15% to up to 24.43 Euro cents per kilowatt hour for rooftop systems and up to 18.76 Euro cents per kilowatt hour for ground-based systems. On July 5, 2012, Italian officials published a ministerial decree which revised the system of incentives for the production of electricity from PV plants. Pursuant to the ministerial decree, the incentives for new PV plants will cease once the relevant total expenditure reaches EUR6.7 billion. In 2013, the German government announced plans to reduce the expansion of solar power after Germany added 7.5 gigawatts, or GW, and 7.6 GW of capacity in 2011 and 2012, respectively, to bring its total to 32.6 GW, which was nearly as much as the rest of the world combined. In 2014, the total solar PV installation in Germany was 1.9 GW, decreased from 3.3 GW in 2013. In addition, government financial support of photovoltaic products has been, and may continue to be, challenged on constitutional grounds and found unlawful in certain countries. The slowdown of the European and Chinese economy in 2013 and 2014 may continue to exert downward pressure on the amount of government subsidiaries for solar energy applications in these two regions. In 2014, although global solar PV installations increased by over 23.3% compared to 2013, the European markets shrank significantly in major markets like Germany, Italy and Spain. Furthermore, oil prices started to move downward in the second half of 2014. If the decrease in oil prices continues, government incentives provided to the solar industry in major markets may be reduced, which may result in a decrease in average selling prices of polysilicon. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the photovoltaic industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

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

Although we were profitable in 2011, we experienced significant decreases in revenue and incurred substantial net losses in 2012 and 2013. We had positive net income in 2014. However, our limited operating history makes the prediction of future results of operations difficult, and therefore, it is unclear if we could sustain revenue growth or profitability in the future. Our business model, technology and ability to achieve satisfactory manufacturing yields for polysilicon at higher volumes are unproven. Compared to companies with a long and well-established operating history and companies operating in less volatile sectors, our results of operations are more susceptible to the impact of adverse operating environment and supply and demand risks.

Our revenues and results of operations have fluctuated and are likely to fluctuate in the future.

Fluctuations of our revenues and results of operations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others, fluctuation in the global average selling prices of photovoltaic products, fluctuation in the volume of our products shipped, changes in end-user demand for the photovoltaic products manufactured and sold by us or our customers, the gain or loss of significant customers, the availability of governmental subsidies or financial support and changes in our electricity, natural gas, raw material or labor costs. For example, although our revenue has improved since 2013 and we have regained profitability in 2014, our revenues and results of operations may worsen again if one or more of these factors become unfavorable to our business. Furthermore, wafers traditionally have had lower profit margins than polysilicon, and we may need to price aggressively to gain market share or remain competitive in this business, which may further reduce our net margins and cause our financial results to fluctuate from time to time.

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

We have relied in the past and expect in the next 12 months to continue to rely mainly on operating cash flows, renewal and roll-over of our bank credit facilities and financial support from Daqo Group to finance our working capital and capital expenditures requirements. The photovoltaic markets remain competitive, and payment collection in the solar photovoltaic industry remains challenging. Any delay or failure in collecting amounts owed from customers will adversely affect our company’s cash flow situation. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. We expect to incur additional debt in the future. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry;

•	economic, political and other conditions in China and elsewhere; and

•	development and sustainability of global economic recovery.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and ability to maintain profitability may be materially and adversely affected.

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

Although the vast majority of the polysilicon produced in the world utilizes the chemical vapor deposition process, or the “modified Siemens process,” several alternative production processes have been developed that may have significantly lower production costs. Compared with other polysilicon production processes, a disadvantage of the modified Siemens process is the large amount of electricity required. For example, REC, GCL and SMP currently operate or are constructing facilities that use the “fluidized bed reactor” method for producing polysilicon using saline (SiH4) as feed-in gas. Other polysilicon manufacturers are establishing facilities using upgraded metallurgical grade silicon process to produce solar-grade polysilicon. Moreover, some polysilicon manufacturers who are using “modified Siemens process” have adopted newer technologies such as Hydrochlorination, which could enable them to produce polysilicon in a more cost effective way compared to the traditional “modified Siemens process.”

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

We finished construction of our Phase 2a polysilicon facilities in Shihezi, Xinjiang Uyghur Autonomous Region in September 2012 and successfully reached our targets in terms of capacity and cost structure by the end of the first quarter of 2013. We are in the process of conducting our Phase 2b capacity expansion project at our Xinjiang polysilicon facilities, which is expected to be completed by the end of the second quarter of 2015 and increase our polysilicon annual capacity from 6,150 MT to 12,150 MT. In addition, we are considering further capacity expansion at our Xinjiang facilities in the medium term, or the Phase 3 expansion. Subject to market and industry conditions, we expect our Phase 3 expansion, which may be conducted in two stages, to further increase our total polysilicon production capacity to 25,000 MT by early 2017. We are also in the process of upgrading our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. Although the Xinjiang location provides many strategic advantages, including lower electricity costs, we face a number of uncertainties in relation with our future commercial production and expansion project in Xinjiang.

As part of our expansion project, we decided to relocate existing machinery and equipment in our polysilicon facilities in Chongqing, with total book value of $116.1 million as of December 31, 2013, to our Xinjiang facilities. As of December 31, 2014, we had relocated machinery and equipment of approximately $46.1 million in book value. After a comprehensive analysis of the capacity and comparability of the Chongqing machinery and equipment, we concluded that it would be more efficient to use the remaining machinery and equipment in Chongqing in our Phase 3 expansion, which is expected to fully ramp up by early 2017, as compared with using them in our Phase 2 project. If we fail to complete our Phase 3 expansion, or if we fail to successfully relocate, install or utilize the remaining machinery and equipment in the Phase 3 expansion, we may incur significant impairment losses related to such remaining machinery and equipment of approximately $70 million in book value, and our operating results and financial condition may be materially and adversely affected as a result.

In addition, there are many risks associated with our future production in Xinjiang, any of which could cause significant disruption to production, including:

•	failure to successfully adopt and implement Hydrochlorination technology, given our lack of experience with the technology or the provider;

•	being unable to complete our expansion plan as scheduled;

•	failure to successfully install equipment relocated from the Phase 1 polysilicon facilities in Chongqing;

•	being unable to fully ramp-up the newly added capacity or achieve our targets for cost and quality;

•	extremely cold temperatures;

•	lack of workers in Xinjiang experienced with polysilicon manufacturing;

•	difficulties in timely transporting products to our customers, most of whom are located in other areas of China that are a significant distance from Xinjiang; and

•	political or social unrest.

One or more of these factors could harm our Xinjiang operations and consequently, could adversely affect our overall operating results.

Furthermore, under the letter of financial support we obtained from Daqo Group on March 6, 2015, we are required to immediately suspend the expansion project at our Xinjiang facilities if we do not have sufficient financial resources to continue the project after we repay all other financial obligations as they become due in the twelve months ending December 31, 2015. See “— We had a significant working capital deficit as of December 31, 2014. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, we will face the risk of not being able to continue as a going concern” above.

If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.

In 2013 and 2014, we experienced a period of growth and expansion in terms of revenue and production capacity. We generated revenue of $86.9 million, $109.0 million and $182.6 million in 2012, 2013 and 2014, respectively. We ramped up our nameplate capacity to 6,150 MT in the first quarter of 2014. We are in the process of expanding our polysilicon facilities in Xinjiang to increase our annual capacity of polysilicon production to 12,150 MT. We are also considering further capacity expansion at the Xinjiang facilities in the medium term to expand total polysilicon production capacity to 25,000 MT by early 2017. To accommodate our continued expansion, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management efforts and skill and require significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results. Moreover, even if we do expand our polysilicon manufacturing capacity and our wafer business as planned, we may be unable to generate sufficient customer demand for our photovoltaic products to support our increased production levels or successfully integrate our polysilicon and wafer manufacturing businesses to achieve operational efficiency, which could adversely affect our business and results of operations.

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

The photovoltaic market is expected to become increasingly competitive. Our competitors include international polysilicon and wafer manufacturers, such as Hemlock, Wacker, OCI, REC, MEMC, and Chinese domestic polysilicon and wafer manufacturers, such as GCL-Poly, TBEA, China Silicon Corporation, Sichuan Xinguang Silicon Science and Technology, LDK Solar, ReneSola. In addition, some solar cell and module manufacturers, including some of our existing and potential customers may have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales or even reduce our sales to our existing customers. Many of our competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of polysilicon than we can. Failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

We depend on a limited number of customers and sales contracts for a significant portion of our revenues, and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in our revenues.

In 2012, 2013 and 2014, our top three customers in aggregate accounted for approximately 40.9%, 38.5% and 32.1% of our total revenues, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

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

The polysilicon production process, particularly the modified Siemens process that we use, is highly dependent on a constant supply of electricity and other utilities, such as steam, natural gas and water, to maintain the optimal conditions for polysilicon production. If electricity or other utility supplies are not maintained at the desired level, we may experience significant delays in the production of polysilicon. In the past, there were shortages in electricity supply in various regions across China, especially during peak seasons, such as in the summer. In addition, the uncommonly cold weather in China in the winter of 2010 resulted in a surge in natural gas demand, which in turn caused severe gas shortages in many regions, including Chongqing, where one of our polysilicon manufacturing sites is located. The local governmental authorities in the worst-hit areas took measures to reduce or restrict the amount of natural gas supplied to non-residential users. We primarily use natural gas for our in-house steam production and steam is critical for our manufacturing process. Although the natural gas shortage did not directly affect our operations, if shortages become more severe in the future, our natural gas supply may be reduced or suspended, which would significantly disrupt our manufacturing process. In addition to shortages, we are subject to potential risks of interruptions in energy supply due to power outages, equipment failure, weather conditions or other causes which could force us to cease production for a prolonged period of time. In the event that electricity or other utility supplies to our manufacturing facilities are disrupted, our business, results of operations and financial condition could be materially and adversely affected. Even if we have access to sufficient sources of electricity and other utilities, any significant increase in the costs of utilities could adversely affect our profitability, as we consume substantial amounts of electricity and other utilities in our manufacturing process. If electricity and other utility costs were to rise, our results of operations could be materially and adversely affected.

Our current indebtedness could adversely affect our business, financial condition and results of operations.

As of December 31, 2014, we had outstanding long-term bank borrowings of $146.7 million, including current portion of long-term borrowings of $69.4 million, with a weighted average interest rate of 6.9%, and outstanding short-term bank borrowings of $90.4 million with a weighted average interest rate of 6.8%, and we expect to incur additional debt in the future. We borrowed the majority of these bank loans from Bank of China and China Construction Bank with guarantees from Daqo Group. We cannot assure you that we will be able to renew these borrowings when they become due or to obtain other loans or credits from other banks or other lenders on terms satisfactory to us or at all to satisfy the substantial capital expenditure requirements associated with our capacity expansion, whether on our own or with the continuing support from Daqo Group. In addition, the indebtedness could have an adverse effect on our future operations, including, among other things: (1) reducing the availability of our cash flow to fund our working capital, capital expenditures or other general corporate purposes as a result of interest or principal payments; (2) subjecting us to the risk of interest rate increases on our indebtedness which bears floating interest rates; and (3) placing us at a competitive disadvantage compared to our competitors that have less debt or are otherwise less leveraged. Any of these factors could have a material and adverse effect on our business, financial condition and results of operations.

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

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facilities for a significant period of time. Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production and could reduce our production capacity for a significant period of time. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, in September 2012, we halted production at the Phase 1 polysilicon facilities for maintenance and technology improvement projects, which lasted until we decided to relocate the equipment at this facility to Xinjiang in the second quarter of 2013. In April 2013, we temporarily shut down our Phase 2 facilities in Xinjiang for periodic maintenance and technology improvements. In April 2014, we temporarily shut down our Phase 2 facilities in Xinjiang for periodic maintenance and preparation for the Phase 2 Hydrochlorination project. These abovementioned shutdowns have reduced and may further reduce the volume and increase the cost of polysilicon we produce. In addition, we may need to use hazardous equipment for our wafer manufacturing process. Such equipment requires skill and experience for safe operation. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, and interruptions in electricity or water cooling supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

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

In addition, our polysilicon and wafer production and storage facilities are located in either Chongqing or Xinjiang, China. The occurrence of any natural disaster, unanticipated catastrophic event or unexpected accident in these locations could result in production curtailments, shutdowns or periods of reduced production, which could significantly disrupt our business operations, cause us to incur additional costs and affect our ability to deliver our products to our customers as scheduled, which may adversely affect our business, financial condition and results of operations. Moreover, such events could result in severe damage to property, personal injuries, fatalities, regulatory enforcement proceedings or in our being named as a defendant in lawsuits asserting claims for large amounts of damages, which in turn could lead to significant liabilities.

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

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements for certain key aspects of our operations. For instance, we license from third party Hydrochlorination process technology for our polysilicon production. See “Item 4. Information on the Company — B. Business Overview — Intellectual Property” for details of the contractual arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. If for any reason we are unable to license necessary technology on acceptable terms or at all, it may become necessary for us to develop alternative technology internally, which could be costly and delay or disrupt our production and therefore have a material adverse effect on our business and operating results.

Failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. Contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. In addition, we currently hold 25 patents and have 15 pending patent applications in China covering various aspects of the polysilicon and wafer manufacturing processes. However, we cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. Failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe on or misappropriate our proprietary technologies or other intellectual property and proprietary rights and use them to compete against us, which could have a material adverse effect on our business, financial condition or operating results.

Policing unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of China and certain other countries are uncertain or do not protect intellectual property rights to the same extent as the laws and enforcement procedures of the United States do. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protection available to you and us” below. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

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

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Guangfu Xu, our chairman, and Dr. Gongda Yao, our chief executive officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees join a competitor or form a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protection available to you and us” below.

Certain of our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, Messrs. Guangfu Xu, Xiang Xu and Dafeng Shi, our directors that are affiliated with Daqo Group, beneficially owned a total of 88,677,275 or 33.3% of our ordinary shares, including shares that they had the right to acquire within 60 days. As a result of their high level of shareholding, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. These shareholders’ interests as beneficial owners of Daqo Group may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, these shareholders may take actions not in the best interest of us and our other shareholders.

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

Various Chinese governmental authorities have provided tax incentives to our subsidiaries in China. These incentives include income tax exemption or reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, the statutory enterprise income tax rate is 25%. However, our Chinese subsidiary, Chongqing Daqo New Energy Co., Ltd., or Chongqing Daqo, as a “Chongqing Municipality High and New Technology Enterprise,” is entitled to a preferential enterprise income tax rate of 15%. The status is valid until December 2015 and can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval. On November 25, 2014, Xinjiang Daqo New Energy Co., Ltd., or Xinjiang Daqo, our another Chinese subsidiary, obtained a High and New Technology Enterprise, or HNTE, certificate for a valid period of 3 years till 2016. During the year ended December 31, 2014, Xinjiang Daqo was entitled to a preferential tax rate of 15% because of its HNTE status. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. We cannot assure you that Chongqing Daqo or Xinjiang Daqo will continue to qualify as a “high and new technology enterprise” in future periods. Any increase in the enterprise income tax rate applicable to our Chinese subsidiaries or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our subsidiaries in China could adversely affect our business, operating results and financial condition.

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

Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and will be subject to the Chinese enterprise income tax at the rate of 25% on its worldwide income. In April 2009, the Chinese State Administration of Taxation issued a circular to clarify criteria for determining the “resident enterprise” status of foreign companies which are controlled by PRC enterprises or PRC enterprise groups. Pursuant to the circular, to determine whether a company formed outside of mainland China and controlled by PRC enterprises or PRC enterprise groups incorporated in China should be treated as a Chinese resident enterprise, the tax authority will review factors such as the routine operation of the organizational body that effectively manages the enterprise’s production and business operations, locations of personnel holding decision-making power, location of finance and accounting functions and properties of the enterprise, and whether more than half of the directors or senior management personnel reside in China. Substantially all of our management members are based in China. However, it remains unclear how PRC tax authorities will classify an overseas company such as ours, which is controlled by PRC natural persons rather than PRC enterprises. If the Chinese tax authorities subsequently determine that Daqo Cayman should be classified as a resident enterprise, then our worldwide income will be subject to Chinese income tax, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Daqo Cayman is classified as resident enterprise under the EIT Law, the dividends received from our Chinese subsidiaries may be exempted from withholding tax.

Moreover, if Dago Cayman is classified as a “resident enterprise” in China, non-resident enterprise ADS holders may be subject to a 10% withholding tax (20% in the case of non-PRC individual ADS holders) upon dividends payable by us and 10% tax on gains realized upon the sale or other disposition of our ADSs (20% in the case of non-PRC individual ADS holders). Any such tax may reduce the returns on your investment in our ADSs.

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

We adopted our 2009 share incentive plan, or the 2009 Plan, and our 2014 share incentive plan, or the 2014 Plan, in August 2009 and December 2014, respectively, that permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2009 Plan and the 2014 Plan, we may issue awards to purchase up to 15,000,000 and 21,000,000 ordinary shares, respectively. As of the date of this annual report, excluding expired or cancelled options, we have granted options to purchase a total of 20,210,191 of our ordinary shares under these plans. In addition, we modified the exercise prices for certain outstanding options in January 2012, April 2013 and January 2015 in order to provide additional incentives to our employees and directors pursuant to an express authorization under our share incentive plan, allowing our board of directors to approve a downward adjustment of the option exercise prices without our shareholders’ approval. As a result of these option grants, option re-pricings and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated with incentive shares or options.

Risks Related to Doing Business in China

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us, and by government policies or guidance aimed at curtailing the perceived over-capacity of certain industry sectors, such as polysilicon, steel, concrete and wind power equipment. See “Item 4. Information on the Company — B. Business Overview — Regulation — Renewable Energy Law and Other Government Directives.” The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our products and materially and adversely affect our operating results and financial condition.

Uncertainties in the global economy and the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012 and 2013. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the territorial disputes involving China in Asia and the tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation and rule-making over the past three decades has been to significantly increase the protections afforded to various forms of foreign or private-sector investment in China. Our Chinese operating subsidiary, Chongqing Daqo, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies in China. Our business is also subject to various industry policy, safety and environmental laws and regulations that affect our operations and production facility expansion plans, including those related to investment, project construction, building, zoning, fire prevention and work safety. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. In addition, due to the inconsistent regulatory enforcements in China, local Chinese governmental authorities have significant discretion in interpreting and implementing rules and regulations, and there is no assurance that the central government authorities will always agree with the interpretations and implementations of the local governmental authorities. Currently, we possess all material local governmental approvals relating to our operations and production capacity expansion plans. However, if a central government agency requires us to obtain its approval and if we fail to obtain such approval in a timely manner, or at all, we may be subject to the imposition of fines against us, or the suspension or cessation of our production capacity expansion plans. See “Item 4. Information on the Company — B. Business Overview — Regulation — Renewable Energy Law and Other Government Directives.” It may be more difficult to evaluate the outcome of any regulatory or legal proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to continue our operations or planned capacity expansions, which, as a result, could materially and adversely affect our business and operations.

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

The State Administration of Foreign Exchange, or SAFE, has promulgated regulations that require Chinese residents and Chinese corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are Chinese residents and may apply to any offshore acquisitions that we make in the future.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Relating to Domestic Resident’s Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of any special purpose vehicles established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If a Chinese shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the Chinese subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the Chinese subsidiaries, and the offshore parent company may also be prohibited from injecting additional capital into its Chinese subsidiaries. Furthermore, failure to comply with the SAFE registration requirement described above may result in liability for the Chinese shareholders and the Chinese subsidiaries under Chinese law for foreign exchange registration evasion.

We have, up to the present, completed SAFE registration for all current beneficial shareholders of our company who are, to our knowledge, Chinese residents. However, we may not be fully informed of the identities of the beneficial owners of our company and we cannot assure you that all of our Chinese resident beneficial owners will comply with SAFE regulations. The failure of our beneficial owners who are Chinese residents to make any required registrations may subject us to fines and legal sanctions, and prevent us from making distributions or paying dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

Participants of our share incentive plan who are PRC individuals are required to register with SAFE, and the failure to so comply could subject us and such participants to penalties.

In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. According to the Stock Option Notice, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must file an application with SAFE or its local counterpart on behalf of PRC resident individuals who participate in stock incentive plans of overseas publicly listed companies to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises. Our company is an “overseas publicly listed company,” and therefore, we and participants of our share incentive plan who are PRC individuals are subject to these regulations.

We have completed registration for options granted as of the date of this annual report. For future option grants, if our application is unsuccessful or our option plan participants who are PRC individuals fail to work with us to complete the registration, we or such persons may be subject to fines and legal sanctions. Any failure to comply with such regulations may subject us and the relevant participants of our share incentive plan to fines and legal sanctions and prevent us from being able to grant share incentives to our personnel, as a result of which our business operations may be adversely affected.

Chinese regulation of direct investment and loans by offshore holding companies to Chinese entities may delay or limit us from making additional capital contributions or loans to our Chinese subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our Chinese subsidiaries are subject to Chinese regulations. For example, for each of our Chinese subsidiaries, the aggregate amount of our loans to the Chinese subsidiary cannot exceed product of the difference between the amount of its total investment and its registered capital as approved by the foreign investment regulatory authorities under relevant Chinese laws, and the ratio of the paid-in capital to the committed registered capital, and the loans must be registered with the local branch of SAFE. For each foreign invested enterprise, such as Chongqing Daqo, when the Chinese foreign investment regulatory authorities approve the establishment of such foreign invested enterprise, the authorities approve the amounts of such enterprise’s registered capital, which represent the investors’ capital commitment in equity, and the amounts of its total investment, which represent the sum of its registered capital plus the amounts of its permitted loans. After the establishment of the foreign invested enterprise, the investors can seek regulatory approval to increase its registered capital and the total investment amounts, and upon approval, there will be increases in both amounts. There is a specific statutory guideline relating to the ratio of a foreign invested enterprise’s registered capital amount over total investment amount, and all foreign investment regulatory authorities in China must follow the ratio guideline when exercising their approval authority. However, there is no uniform statutory guideline applicable to all regulatory authorities regarding whether to approve the establishment of a new foreign invested enterprise or to approve any increase in the registered capital and total investment of an existing foreign invested enterprise. In practice, authorities consider factors such as overall governmental policies relating to the specific industry and demands in a particular industry and the approval usually takes one to three months depending on the locations of the foreign invested enterprises. The approved total investment amounts of Chongqing Daqo and Xinjiang Daqo are $286.0 million and $298.0 million, respectively. The registered capital of Chongqing Daqo is $96.0 million, of which $69.6 million was contributed by Daqo Cayman as the sole investor. The registered capital of Xinjiang Daqo is $100.0 million, of which $93.1 million was contributed by Daqo Cayman as the sole investor. As a result, the maximum permissible amounts that Chongqing Daqo and Xinjiang Daqo may borrow from Daqo Cayman are $137.8 million and $76.0 million, respectively. We may not make loans to Chongqing Daqo or Xinjiang Daqo in excess of the maximum amounts permissible unless we obtain government approval to increase their total investment amounts. In addition, any increases of our capital contributions to our Chinese subsidiaries beyond the previously authorized amount must be approved by the MOFCOM and the NDRC or their respective local counterparts. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our Chinese subsidiaries or to fund their operations may be negatively affected, which could adversely affect our Chinese subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.

As a holding company, we rely principally on dividends and other distributions on equity paid by our Chinese subsidiaries for our cash requirements, including funds necessary to service any debt we may incur. If our Chinese subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, relevant Chinese laws and regulations permit payments of dividends by Chinese subsidiaries only out of their retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of its net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to us could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. See“— Risks Related to Our Business — The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a Chinese withholding tax upon the dividends payable by us and Chinese tax on gains realized upon the sale or other disposition of our ADSs if we are classified as a Chinese ‘resident enterprise.’”

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

Any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on the value of, and any dividends payable on, our ADSs and ordinary shares. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, depreciation of the Renminbi against the U.S. dollar would reduce the U.S. dollar amount available to us. On the other hand, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. In addition, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Fluctuation in the value of the Renminbi in either direction could have a material adverse effect on the value of our company and the value of your investment.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. In connection with the audit of our internal controls over financial reporting as of and for the year ended December 31, 2011, we and our independent registered public accounting firm identified three “material weaknesses” including (i) our lack of accounting resources and expertise necessary to comply with U.S. GAAP and the Securities and Exchange Commission, or the SEC, financial reporting and disclosure requirements, (ii) our lack of sufficient resources to perform thorough reviews of consolidated financial statements and related footnote disclosures during the period-end financial reporting and disclosure process, and (iii) our lack of sufficient processes, documentation and approval of related party transactions with affiliates. In 2012, we have made enhancements to our internal controls over financial reporting. Based on these actions taken and our testing and evaluation of the effectiveness of our internal controls, we have concluded the material weaknesses no longer existed as of December 31, 2012, December 31, 2013 and December 31, 2014. As of December 31, 2014, our management concluded that our internal control over financial reporting was effective. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting for the years ended December 31, 2012 and 2013. For the year ended December 31, 2014, our independent registered public accounting firm performed an audit of our internal control over financial reporting.

However, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal controls over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report (if it is required to report) that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the ‘‘big four’’ accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the Public Company Accounting Oversight Board, or the PCAOB, sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Our business could be adversely affected by the effects of swine flu, avian flu, Severe Acute Respiratory Syndrome, or SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2006, 2007 and 2008, there were reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of swine flu occurred in Mexico and the United States and human cases of swine flu were discovered in China and Hong Kong. In April 2013, there were reports of occurrences of avian flu in various parts of China, including a number of confirmed human cases and deaths. Any prolonged occurrence or recurrence of swine flu, avian flu, SARS, Ebola or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. These could include our ability to deliver our products within or outside of China, as well as temporary closure of our manufacturing facilities, or our customers’ facilities, leading to delayed or cancelled orders. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations.

Risks Related to Our ADSs

The trading prices of our ADSs have been and may continue to be volatile, which could result in substantial losses to investors.

The closing trading prices of our ADSs ranged from $21.86 to $54.83 in 2014, and may remain volatile in the future and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed their securities on U.S. stock exchanges. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of our new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new products and expansions by us or our competitors;

•	announcements of sale of existing business segments;

•	fluctuations in market prices of or demand for our products;

•	changes in financial estimates by securities analysts;

•	changes in the ratio of ADSs vs. ordinary shares;

•	additions or departures of key personnel; and

•	potential litigation or regulatory investigations.

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

A non-United States corporation, such as our company, will be classified as a PFIC, for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. Based on our current income and assets, we do not expect to be classified as a PFIC for the current taxable year and do not anticipate becoming a PFIC in future taxable years, although there can be no assurance in this regard. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We are a “foreign private issuer”, and have disclosure obligations that are different from those of U.S. domestic reporting companies; as a result, you should not expect to receive the same information about us at the same time when a U.S. domestic reporting company provides the information required to be disclosed.

We are a foreign private issuer and, as a result, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We have 120 days to file our annual report with the SEC for the fiscal years ending on or after December 31, 2011. We are not required to disclose detailed individual executive compensation information that is required to be disclosed by U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act and are not subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer are different than those imposed on U.S. domestic reporting companies, our shareholders should not expect to receive the same information about us and at the same time as the information received from, or provided by, U.S. domestic reporting companies.

If securities or industry analysts do not actively follow our business, or if they publish unfavorable research about our business, our ADS price and trading volume could decline.

The trading market for our ADS depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our ADSs or publishes unfavorable research about our business, our ADS price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our ADSs could decrease, which could cause our ADS price and trading volume to decline.

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

In 2008, we established Chongqing Daqo as our wholly owned operating subsidiary in China. Through Chongqing Daqo, we focus primarily on the manufacture and sale of polysilicon and have expanded into wafer manufacturing. In addition to Chongqing Daqo, we established Nanjing Daqo New Energy Co., Ltd., or Nanjing Daqo, in 2007 in China, through which we conducted our module manufacturing business. In 2009, we established our wholly owned subsidiary Daqo Solar Energy North America, or Daqo North America, in California to promote our products in North America. In 2011, we established a wholly owned subsidiary, Daqo New Energy Holdings (Canada) Ltd., or Daqo Canada, to expand our operations in Canada. In 2011, to expand our polysilicon manufacturing capacity, we established another wholly owned subsidiary, Xinjiang Daqo, in China.

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

We commenced commercial production at the Phase 1 polysilicon facilities in July 2008. Production at the Phase 1 polysilicon facilities used equipment and property of both us and Daqo New Material.

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

On October 7, 2010, we listed our ADSs, each representing five ordinary shares of Daqo New Energy Corp., on the New York Stock Exchange, or the NYSE, under the symbol “DQ” in connection with an initial public offering. We issued a total of 9,200,000 ADSs at $9.50 per ADS in connection with our initial public offering.

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

In November 2013, our board of directors approved our plan to further expand our capacity in Xinjiang from 6,150 MT to 12,150 MT, or the Phase 2b expansion, in order to take advantage of the enormous competitive advantage in electricity price in Xinjiang compared to that of Chongqing. We are also in the process of upgrading our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology.

Since we will not continue the technology improvement project in our Phase 1 facilities and we plan to relocate the idle machinery and equipment from Phase 1 facilities in Chongqing to Phase 2 facilities in Xinjiang for the expansion project, we (i) ceased production at the Phase 1 polysilicon facilities in 2013 and 2014, (ii) started the relocation of certain machinery and equipment from the Phase 1 polysilicon facilities to Xinjiang and (iii) on December 30, 2013, signed an amendment to the supplementary lease agreement to terminate the lease, which resulted in the de-consolidation of Daqo New Material. To support the wafer manufacturing at Chongqing Daqo, a new lease agreement was entered into with Daqo New Material to lease a small portion of its facilities, including, but not limited to, the dining hall, part of the office buildings and portions of the employee dormitory, on January 1, 2014.

Following the completion of our Phase 2a and our capacity enhancement project for Phase 2a, we fully ramped up our nameplate polysilicon production capacity to 6,150 MT per annum in the first quarter of 2014.

In the third quarter of 2014, the manufacturing process in our Xinjiang facilities was further optimized, and production efficiency was improved. As a result, our production volume exceeded the nameplate capacity by 9%, without adding any additional equipment. We produced 1,748 MT and 1,791 MT of polysilicon in the third and fourth quarter of 2014, respectively.

As of the date of this annual report, we are on track with our schedule of the construction and installation work related to the Phase 2b project at our Xinjiang polysilicon facilities. We expect to fully ramp up our nameplate polysilicon production capacity to 12,150 MT per annum by the end of the second quarter of 2015, which will reduce our production cost (including depreciation) and cash cost (excluding depreciation) of polysilicon production to $12.0/kg and $8.7/kg, respectively.

We are in the process of relocating certain machinery and equipment from our facilities in Chongqing to our Xinjiang facilities, which has reduced the capital expenditure requirements for our Phase 2b project. However, we have decided to utilize approximately 40% of our current machinery and equipment previously planned to be used for our Phase 2b project, as measured by its book value as of December 31, 2014, as certain machinery and equipment can be more efficiently and cost-effectively used in our future expansions. As a result, we plan to acquire additional new machinery and equipment for our Phase 2b project. Our estimate of the total investment amount for our Phase 2b and future expansions has not changed, and subsequently, the total cash requirement for Phase 2b is now expected to be approximately $151.9 million.

We are also considering further capacity expansion at our Xinjiang facilities in the medium term, the Phase 3 project. Subject to market and industry conditions, we expect our Phase 3 project, which may be conducted in two stages, to expand total polysilicon production capacity to 25,000 MT by early 2017. The remaining Chongqing machinery and equipment that we do not utilize in our Phase 2b project will be used in the Phase 3 project, which will reduce our capital expenditure requirements.

In November 2013, we achieved great progress in our wafer business by increasing our annual capacity from 36 million pieces to 72 million pieces. Since 2014, we have been running our wafer business in full capacity and improved the quality and efficiency for our wafer products. In May 2014, we established in-house slurry recovery system, which helps us to lower the wafer production cost.

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

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

Photovoltaics is one of the proven and most rapidly growing renewable energy sources in the world. Energy from the sun is converted into electricity primarily through the photovoltaic effect and, to a lesser extent, through concentrated solar thermal technologies.

We are a leading polysilicon manufacturer based in China. We utilize the chemical vapor deposition process, or the “modified Siemens process,” to produce polysilicon, and have fully implemented the closed loop system to produce high-quality polysilicon cost-effectively. We manufacture and sell high-quality polysilicon to photovoltaic product manufacturers, who further process our polysilicon into ingots, wafers, cells and modules for solar power solutions. Currently our annual capacity for polysilicon is 6,150 MT in Xinjiang. We plan to further increase the capacity to 12,150 MT by the end of the second quarter of 2015. We are also in the process of upgrading our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. We improve our production efficiency and increase our output through technological improvements, adoption of process innovation and refinement as well as equipment enhancement. Actual production volume may exceed the production capacity due to operational improvements we may implement at our facilities in response to market conditions.

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

Our operations are located in Chongqing and Xinjiang, which are in southwestern and northwestern China, respectively. The cost of doing business in western China is generally lower than the coastal areas of China. Specifically, in Xinjiang where our polysilicon facilities are located, the electricity rate is much lower than the coastal areas. Because of our strategic locations, we experience advantages in electricity and raw material costs over our competitors that are based in developed countries or in the coastal areas of China.

We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at our facilities. In 2014, approximately 100% of our polysilicon met the solar grade I standard, , the highest specification of the solar grade quality standard, and approximately 86.6% of our polysilicon met the electronic grade quality standard in China.

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008. Our revenue and gross margin continued to improve in 2014 due to a recovery in the global market and our continuous cost reduction efforts. We produced 3,349 MT(1), 4,805 MT and 6,560 MT of polysilicon and sold 3,262 MT(2)(3), 4,283 MT(3) and 5,972 MT(3) in 2012, 2013 and 2014, respectively. We generated revenues from continuing operations of $86.9 million, $109.0 million and $182.6 million in 2012, 2013 and 2014, respectively. We incurred net losses attributable to Daqo New Energy Corp. shareholders of $111.9 million and $70.9 million in 2012 and 2013 respectively. We achieved net income attributable to Daqo New Energy Corp. shareholders of $16.7 million in 2014.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2014, our major photovoltaic product customers included operating entities of Jiangsu Meike Silicon Energy, JinkoSolar, JA Solar, Shanghai Alex New Energy and LDK Solar.

We commenced commercial production of wafers using our own polysilicon in July 2011. In November 2013, we successfully increased our annual wafer production capacity to 72 million pieces. In addition to our wafer sales, since the second quarter of 2012, we started to provide multi-crystalline ingot and block manufacturing outsourcing services to our customers. In May 2010, we commenced commercial production of modules. We sold all of our module facilities in September 2012 to focus on our core businesses of polysilicon and wafer production. The operation of our downstream photovoltaic product manufacturing business involves risks and uncertainties, such as higher cost, lack of experience, financing, construction and operational uncertainties, potential competition and regulatory risks. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business” for details.

Notes:

(1)	Excluding 617 MT polysilicon produced in Xinjiang facilities during the pilot production period.

(2)	Excluding 323 MT polysilicon sold from Xinjiang facilities during the pilot production period.

(3)	The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 315 MT, 770 MT and 671 MT in 2012, 2013 and 2014, respectively.

Quarterly sales volume table for polysilicon and wafer in 2014:

Sales Volume	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	FY 2014
Polysilicon (MT)	1,406	1,391	1,528	1,647	5,972
Wafer (million pieces)	8,010	10,430	15,850	17,980	52,270
Wafer OEM (million pieces)	9,430	7,560	1,220	31	18,241
Ingot and Block (MT)	—	1	5	—	6

Our Products

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs. Our current annual capacity for polysilicon production is 6,150 MT. We are one of the best quality polysilicon makers in China. In 2014, approximately 100% of our polysilicon met the solar grade I standard, the highest specification of the solar grade quality standard, and approximately 86.6% of our polysilicon met the electronic grade quality standard in China.

Polysilicon quarterly quality data in 2014

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

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Components of Results of Operations — Revenues” for a breakdown of our net revenues by category of activity.

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

	Approximate Annual Production Capacity	Construction Period	Commercial Production Period	Fully Ramped-up Production
Polysilicon:
Phase 1a facilities(1)(2)	1,500MT	June 2007 – May 2008	July 2008 – September 2012	March 2009
Phase 1b facilities(1)(2)	1,800MT	May 2008 – May 2009	December 2009 – September 2012	January 2010
Capacity enhancement of Phase 1 facilities(1)(2)	1,000MT	December 2010	December 2010 – September 2012	December 2010
Phase 2a facilities(3)	5,000MT	Second Quarter 2011 – September 2012	First Quarter 2013 – Present	March 2013
Capacity enhancement of Phase 2a facilities(3)	1,150MT	July 2013 – January 2014	January 2014 – Present	First Quarter 2014
Phase 2b facilities(3)	6,000MT	April 2014 – December 2014(4)	December 2014(4)	Second Quarter 2015(4)
Phase 3 facilities	12,850	—(5)	—(5)	Early 2017(5)
Wafer:
Phase 1a facilities(1)	36 million pieces	July 2010 – February 2011	July 2011 – Present	November 2011
Phase 1b facilities(1)(2)	72 million pieces	February 2011 – September 2011	May 2013 – Present	November 2013

Notes:

(1)	The facilities are located in Chongqing.

(2)	We halted polysilicon production at these facilities in September 2012 and ultimately determined to cease production in the second quarter of 2013.

(3)	The facilities are located in Xinjiang.

(4)	Estimated and may change subject to actual conditions.

(5)	The estimated timetable of the Phase 3 project in our Xinjiang polysilicon facilities, which may be completed in two stages, may change subject to actual conditions. The construction period and the commercial production period of our Phase 3 facilities will be determined on the basis of market and industry conditions.

Our annual polysilicon production capacity reached 6,150 MT in 2014. We are in the process of further expanding the capacity of our Xinjiang facilities to 12,150 MT in order to better take advantage of what we believe will be lower production costs in Xinjiang, and optimize utilization of the assets being relocated from the Phase 1 polysilicon facilities. We also plan to upgrade our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. We expect to fully ramp up capacity in the second quarter of 2015. Our capacity expansion plan and technology improvement plan are preliminary and subject to risks and uncertainties that may be out of our control. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, and to relocate equipment to our Xinjiang facilities, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.”

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

Wafer

Wafer manufacturing uses solar grade polysilicon as the primary raw material and consumables such as crucibles, wires and slurry. We utilize our in-house high quality polysilicon, as well as externally purchased polysilicon for high efficiency wafer production. We have established an in-house slurry recycling system to ensure the quality of re-used slurry and cut slurry cost significantly.

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

We sample each lot of polysilicon harvested from the deposition reactors and keep the samples for product quality tracking purpose. We also set up a product tracking system to trace back all shipped products to the samples we keep and to our database, which contains detailed information of each shipment. We received the ISO 9001:2008 certification for our quality assurance system for both Chongqing and Xinjiang plants, which we believe demonstrates our technological capabilities and inspires customer confidence. In 2009, Chongqing Science and Technology Commission issued a three-year certificate to recognize our polysilicon as a high and new technology product. We have successfully renewed the certificate until November 2015 and will continue to apply for renewal of the certificate after its expiration in November 2015. In 2014, Xinjiang Science and Technology Commission issued a three-year certificate to recognize our polysilicon as a high and new technology product. In addition, in 2014, both Chongqing Daqo and Xinjiang Daqo have been recognized for their compliance with the “Photovoltaic Manufacture Industry Standard” issued by the Ministry of Industry and Information Technology of the PRC.

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

Customers and Sales

We currently sell polysilicon and wafers to China-based photovoltaic product manufacturers. Our major customers include operating entities of Jiangsu Meike Silicon Energy, Jinko Solar, JA Solar, Shanghai Alex New Energy, LDK Solar and other companies. We sell a substantial portion of our photovoltaic products to a limited number of customers. Our top three customers in aggregate accounted for 40.9%, 38.5% and 32.1% of our total revenues in 2012, 2013 and 2014, respectively.

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

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. We have one of the leading research and development teams among polysilicon manufacturers in China. Our research and development team consists of 171 experienced researchers and engineers. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. In 2014, we completed 29 research and technology or process improvement projects to enhance our polysilicon and wafer manufacturing processes, and successfully registered 4 patents with the State Intellectual Property Office of the PRC.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we hold 25 patents and have 15 additional pending patent applications covering different aspects of the polysilicon manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

While we continue to develop and pursue patent protection for our own technologies, we expect to continue implementing third party license arrangements on certain key aspects of our operation. For the risks associated with our reliance on certain third-party technologies, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We rely on third party intellectual property for certain key aspects of our operation, which subjects us to the payment of license fees and potential disruption or delays in the production of our products.” In August 2011, Chongqing Daqo entered into a Technology License and Transfer Agreement with GTAT Corporation, a Delaware company, under which GTAT granted us a license to use its Hydrochlorination TCS Production Technology and Chlorosilane Recovery/Waste Neutralization Technology for our current polysilicon production and future polysilicon production expansions in both our Chongqing and Xinjiang facilities.

Most of our equipment supply contracts with international suppliers include an indemnification provision under which the supplier undertakes to indemnify us against actions, claims, demands, costs, charges, and expenses arising from or incurred by reason of any infringement or alleged infringement of patent, copyright, trade mark or trade name by the use of the equipment provided by the supplier. However, it is unclear whether we will be entitled to such indemnification in the event that we use the equipment supplied by such supplier in conjunction with other equipment not supplied by such supplier. In addition, many of our equipment supply contracts with China-based suppliers do not provide any intellectual property indemnification provisions. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.”

Competition

We face competition in China and in the international markets in which we have sales.

The photovoltaic market is dominated by a few major manufacturers with a large number of small manufacturers competing for the remaining small portion of the market. We face competition mainly from top manufacturers who have succeeded in establishing a strong brand name with solar companies. For our polysilicon and wafer businesses, our major international competitors include Hemlock, Wacker, OCI, REC, SMP and Green Energy Technology, and our China-based competitors include GCL-Poly, TBEA, China Silicon Corporation and LDK Solar, among others. In addition, some solar cell and module manufacturers might have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales. Furthermore, the demand for our polysilicon may be adversely affected by alternative technologies in cell manufacturing. The vast majority of silicon-based photovoltaic cell manufacturers currently use chunk or granular polysilicon. However, alternative technologies are being developed in cell manufacturing. For example, one such technology, thin-film cell production, uses little to no silicon in the production of solar cells. We believe that the solar cells made using thin-film technologies generally tend to have lower energy conversion efficiency than silicon-based solar cells. In addition, the manufacturing cost of silicon-based cells has been significantly reduced recently, which largely reduces or eliminates the historical cost advantage of thin-film cells. Based on our management’s industry knowledge, we believe silicon-based cells will remain the most widely used solar photovoltaic cells in the near future.

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

On September 16, 2013, the Ministry of Industry and Information Technology issued “Regulatory Requirements For the Solar PV Manufacturing Industry” and amended the Regulatory Requirements on March 25, 2015. The amended Regulatory Requirements set forth specific requirements for all sectors through the whole solar PV value chain regarding layout, scale, capacity, quality, efficiency, power consumption, environmental control and certain other elements of PV production, in order to further promote the structual adjustment and the transformation and upgrade of the PV industry, continue to strengthen industry supervision, and enhance the development of the industry.

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

Foreign Currency Exchange

Under various rules and regulations issued by SAFE and other relevant PRC government authorities, the RMB is convertible for current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

Admission of Foreign Investment

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue. Under the current catalogue, which was amended in 2015 and became effective April 10, 2015, the solar power related business is classified as an “encouraged foreign investment industry.” Companies that operate in encouraged foreign investment industries and satisfy applicable statutory requirements are eligible for preferential treatment, including exemption from customs and input value added taxes, or VAT, and priority consideration in obtaining land use rights.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE Circular 75, issued in October 2005, and a series of implementation rules and guidance, including the circular relating to operating procedures that came into effect in July 2011, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE No. Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which will become effective on June 1, 2015. After SAFE Notice 13 becomes effective, entities and individuals will be required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Chinese regulations relating to offshore investment activities by Chinese residents may increase the administrative burden we face and may subject our Chinese resident beneficial owners or employees to personal liabilities, limit our subsidiaries’ ability to increase its registered capital or distribute profits to us, limit our ability to inject capital into our Chinese subsidiaries, or may otherwise expose us to liability under Chinese law.”

Regulations on Employee Stock Options Plans

In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. According to the Stock Option Notice, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must file an application with SAFE or its local counterpart on behalf of PRC resident individuals who participate in stock incentive plans of overseas publicly-listed companies to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises. Our company is an “overseas publicly-listed company,” and therefore, we and participants of our share incentive plan who are PRC individuals are subject to these regulations. We have completed the registration for the options granted as of December 31, 2014 and are in the process of submitting an application to register the options granted in January 2015.

Seasonality

Due to our limited size, we do not expect our operating results and operating cash flows to be subject to seasonal variations. This pattern may change, however, as a result of growth, new market opportunities or new product introductions.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report.

Notes:

(1)	As of the date of this annual report, individual owners of Daqo Group beneficially hold equity interests in Daqo Cayman through ten personal holding companies incorporated in the British Virgin Islands. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

(2)	Indicates the respective shareholding percentage of the shareholders in Daqo Cayman.

(3)	Indicates jurisdiction of incorporation.

(4)	Indicates companies within the listing group.

D. Property, Plants and Equipment

We are headquartered in Wanzhou, Chongqing, China, where we own several buildings with approximately 50,465 square meters of office and manufacturing space in total as of December 31, 2014. We have been granted land use rights to approximately 132,441 square meters of land on which our plants or offices are situated, and such land use rights are usually valid for a period of fifty years starting from the date of grant from the local government. Our Phase 2 production facilities in Xinjiang have approximately 94,540 square meters of office and manufacturing space in total as of December 31, 2014. On January 1, 2014, we signed a five-year lease agreement with Daqo New Material for, among other things, office buildings and employee dormitories.

In September 2012, we sold our 100% equity interest in Nanjing Daqo to Daqo Group for a consideration of $9.9 million in order to concentrate on our core businesses of polysilicon and wafer production.

We believe that our existing facilities, together with our facilities under construction, are adequate for our current and foreseeable requirements.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We purchased property insurance and project construction insurance policies covering our inventory, equipment, vehicles, facilities, buildings and buildings under construction. These insurance policies cover losses due to fire, explosion and a wide range of human accidents. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We do not maintain business interruption insurance or general third-party liability insurance. We also do not have product liability insurance or key-man life insurance. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We have limited insurance coverage. In particular, we do not have any product liability insurance or business interruption insurance.” We consider our insurance coverage to be in line with that of other manufacturing companies of similar size in China.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2012, 2013 and 2014 and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

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

We strive to improve our polysilicon production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement, as well as equipment enhancement. As a result of these initiatives, we produced 4,524 MT polysilicon in 2011. In 2012, our polysilicon output was 3,349 MT(1), which was less than 2011 due to the suspension of the Phase 1 polysilicon facilities and less than normal output in our Xinjiang facilities during the pilot production period in the fourth quarter of 2012. In 2013, we produced 4,805 MT polysilicon which was all contributed by our Xinjiang facilities. We conducted a “debottlenecking” project for our Xinjiang facilities and successfully completed the project and started pilot production in December 2013. We fully realized capacity of 6,150 MT and lower production costs to the level of $14 per kg in the first quarter of 2014. We are in the process of conducting our Phase 2b project to further increase the polysilicon production capacity in our Xinjiang facilities to 12,150 MT, which includes relocating machinery and equipment from the Phase 1 polysilicon facilities in Chongqing. We expect to fully ramp up our nameplate production capacity to 12,150 MT per annum by the end of the second quarter of 2015. We are also in the process of upgrading our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. We are also considering further capacity expansion at our Xinjiang facilities in the medium term, the Phase 3 expansion. Subject to market and industry conditions, we expect our Phase 3 project, which may be conducted in two stages, to expand total polysilicon production capacity to 25,000 MT by early 2017.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2014, our major photovoltaic product customers included operating entities of Jiangsu Meike Silicon Energy, Jinko Solar, JA Solar, Shanghai Alex New Energy, LDK Solar and other companies.

We have expanded to the downstream photovoltaic manufacturing business to establish facilities for wafer manufacturing. Our Phase 1a wafer manufacturing facilities in Chongqing commenced commercial production with an annual capacity of 36 million pieces in July 2011. We gradually increased the utilization rate of our wafer facilities in 2013 and successfully expanded the capacity to 72 million pieces in November 2013. Since 2014, we have been running our wafer business in full capacity and improved the quality and efficiency for our wafer products. In May 2014, we established in-house slurry recovery system, which helps us to lower the wafer production cost.

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008, though we experienced a significant downturn in terms of revenue and net income in 2012. In 2013, with the recovery of the solar PV market, we achieved an increase of 25.5% in our revenues compared to 2012. Our gross margin also improved from negative 43.1% in 2012 to negative 23.9% in 2013. We produced 3,349 MT(1), 4,805 MT and 6,560 MT of polysilicon and sold 3,262 MT(2)(3), 4,283 MT(3) and 5,972(3) MT in 2012, 2013 and 2014, respectively. We generated revenues from continuing operations of $86.9 million, $109.0 million and $182.6 million in 2012, 2013 and 2014, respectively. We incurred net losses attributable to Daqo New Energy Corp. shareholders of $111.9 million and $70.9 million in 2012 and 2013 respectively. We achieved net income attributable to Daqo New Energy Corp. shareholders of $16.7 million in 2014.

Notes:

(1)	Excluding 617 MT polysilicon produced in Xinjiang facilities during the pilot production period.
(2)	Excluding 323 MT polysilicon sold from Xinjiang facilities during the pilot production period.
(3)	The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 315 MT, 770 MT and 671 MT in 2012, 2013 and 2014, respectively.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and are important for understanding our business:

•	demand for photovoltaic products, including government incentives to promote the usage of solar energy;

•	product prices;

•	our product mix;

•	our production capacity and utilization; and

•	our production costs, and in particular the cost of electricity.

Demand for photovoltaic products

Our business and revenue growth are, in part, dependent on the demand for photovoltaic products. The photovoltaic industry remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Although demand for photovoltaic products has grown significantly over the past decade, the global economic slowdown and turmoil in the global financial markets, especially the European sovereign debt crisis that unfolded in 2010 and the slowdown of the Chinese economy, coupled with rapid declines in petroleum and natural gas prices, have made solar energy less cost competitive and less attractive as an alternative source of energy.

Demand for photovoltaic products is driven, in part, by government incentives that make the economic cost of solar power competitive with the cost of traditional and other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. Petroleum prices started to move downward in the second half of 2014. If the decrease in petroleum prices continues, government incentives provided to the solar industry in major markets may be reduced. Reduction in or elimination of government subsidies and economic incentives may hinder the growth of this market or result in lower sales prices for solar energy products, which could cause our revenues to decline.

Global solar PV installations in 2014 totaled around 45.0 GW, which represents a 23.3% increase compared to 36.5 GW in 2013. Although the European markets shrank significantly due to subsidy cuts in major markets like Germany, Italy and Spain, the markets in China, Japan and the US took over the leading positions as the three biggest markets for solar PV in 2014. Currently most of the analyst reports forecast that global solar PV installations in 2015 will be in the range of 52~55 GW, which represents growth of 16%~22%. In March 2015, Chinese National Energy Administration released 2015’s solar PV installation target of 17.8GW, which is 19% higher than the draft target of 15GW, and indicates almost 70% growth from 10.6 GW in 2014. Although some additional polysilicon supply may enter into the market mainly in the second half of 2015, we believe the supply and demand of polysilicon will remain in balance, on the premise that the global markets, including China market, will grow as expected.

Product prices

The sales prices of our photovoltaic products are volatile and cannot always be predicted with certainty. Our sales prices declined from mid-2008 to the middle of 2010 due to industry-wide excess supply but stabilized in the third quarter of 2010 and increased marginally in the fourth quarter of 2010 due to end market demand. In 2011 our sales prices declined rapidly in the fourth quarter primarily due to excess supply in the market. The decline in sales prices continued throughout 2012. Our sales prices started to recover through 2013 due to improved demand and reduced inventory levels. The decline in the market price of polysilicon resulted in an approximately 7% decrease in the average selling price of our polysilicon from 2010 to 2011, a further 59.3% decrease from 2011 to 2012 and a further 23.3% decrease from 2012 to 2013. The market prices for polysilicon and wafer have improved significantly through 2013, albeit not sufficiently to reverse the year-on-year average decrease. In 2014, the average selling prices for polysilicon fluctuated in the range approximately from $20/kg to $22/kg. Our gross margin from continuing operations decreased from positive 37.6% in 2011 to negative 43.1% in 2012 and increased to negative 23.9% in 2013. In 2014, our gross margin from continuing operations improved to 23.7%.

Since September 1, 2014, the Chinese government has suspended the review of applications for importing solar grade polysilicon in the processing trade, according to an announcement jointly made by Ministry of Commerce and General Administration of Customs, or GAC, of the PRC in August 2014. All existing agreements approved prior to September 1, 2014 can continue to be performed until the contract terms expire. In addition, certain enterprises in the processing trade business that have been included in the supervisory network of the GAC are allowed to continue to import before the end of 2014. As a result, in the third and fourth quarters of 2014, foreign polysilicon manufacturers increased their supply of polysilicon into China to take advantage of the grace period before the suspension fully kicked in and exerted pressure on the average selling prices of polysilicon. However, we do not expect the increase of supply from foreign polysilicon manufacturers to continue after the contract terms of the existing processing trade agreements expire under the Chinese government’s suspension policy, which is expected to remain in effect in the foreseeable future.

Company’s yearly polysilicon average selling prices vs. average spot prices* (VAT excluded):

* PVinsights spot prices are yearly averages based on PVinsights “PV Poly Silicon Weekly Spot Price” data.

Product mix

The proportion of our revenues that are generated from the sales of other photovoltaic products, also referred to as product mix, affects our revenues and profitability. In addition to the revenues generated from sales of polysilicon, we also generated revenues from other products. In 2010, we generated revenues from sales of modules and wafers and we processed wafers through tolling arrangements with third party wafer manufacturers. In 2011, we generated revenues from sales of wafers and modules we produced in our facilities. In 2012, we generated revenue from sales of modules for the first three quarters of the year before we sold 100% of our equity interests of Nanjing Daqo, and we also generated revenue from sales of wafers produced in our facilities. In 2013 and 2014, we generated revenue from sales of polysilicon and wafers. For the year ended December 31, 2014, the revenues we generated from our two segments included sales of polysilicon and wafers, which accounted for 69.9% and 30.1% of our total revenues from continuing operations, respectively.

Our production capacity and utilization

In the near future, we plan to continue to focus on our core businesses to further improve our operation efficiency, cost structure and products quality by expanding our capacity, adopting new technologies and optimizing the manufacturing processes. For our polysilicon business, we ramped up production at the Phase 1b facilities to their full annual capacity of 1,800 MT in 2010. We expanded the aggregate capacity of our Phase 1a and Phase 1b facilities to 4,300 MT through a capital enhancement project in 2011. In September 2012, we halted the production of polysilicon in our Phase 1a and 1b facilities in Chongqing and ultimately determined to cease production in the second quarter of 2013. In September 2012, we successfully completed our Xinjiang Phase 2a facilities. Currently our annual capacity in Xinjiang Phase 2a for polysilicon is 6,150 MT. We are in the process of conducting our Phase 2b project to further increase the polysilicon production capacity in our Xinjiang facilities to 12,150 MT. We are also considering further capacity expansion at our Xinjiang facilities in the medium term, which may be conducted in two stages, and expand total polysilicon production capacity to 25,000 MT by early 2017, subject to market and industry conditions.

For our wafer business, the Phase 1a wafer manufacturing facilities in Chongqing commenced commercial production in July 2011 and reached the current capacity of 36 million pieces in November 2011. We gradually increased the utilization rate of our wafer facilities in 2013 and successfully expanded the capacity to 72 million pieces in November 2013.

Our production costs

Our polysilicon production costs consist primarily of the costs of electricity and other utilities, raw materials, labor and depreciation. Currently electricity is the largest component of our polysilicon production costs. In our Phase 2 facilities in Xinjiang, because of the abundant coal resources, the local electricity rate is much lower than that in most areas in China. This cost advantage, along with our operational expertise, enables us to become one of the lowest cost producers around the globe. We plan to implement additional measures to reduce our production costs through technology, process and equipment improvement. For example, we are in the process of conducting our Phase 2b project to further increase the polysilicon production capacity in our Xinjiang facilities to 12,150 MT. We are also in the process of upgrading our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. We expect to lower the production cost (including depreciation) and cash cost (excluding depreciation) to the level of $12 per kg and $8.7 per kg, respectively, when we fully ramp up capacity by the end of the second quarter of 2015. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations.

Our wafer production costs consist primarily of the costs of polysilicon, other raw materials, labor and depreciation.

Indicative polysilicon production cost breakdown:

Components of Results of Operations

Revenues

Our revenues are primarily derived from the sale of polysilicon and secondarily by the sale of wafers. In 2012, the revenues generated from sales of polysilicon and wafers accounted for 84.6% and 15.4% of our total revenues, respectively. In 2013, the revenues we generated from the sales of polysilicon and wafers accounted for 70.4% and 29.6% of our total revenues from continuing operations, respectively. In 2014, the revenues we generated from the sales of polysilicon and wafers accounted for 69.9% and 30.1% of our total revenues from continuing operations, respectively. The percentage increase of the sales of wafers reflected improvements in the utilization rate and capacity of our wafer facilities. We plan to continue to focus on our current businesses to further improve operation efficiency, cost structure and product quality. If we are successful in executing our expansion plans, we expect our polysilicon revenue to grow in relation to our total consolidated revenues.

We commenced polysilicon production in 2008. We produced 3,349 MT(1), 4,805 MT and 6,560 MT of polysilicon and sold 3,262 MT(2)(3), 4,823 MT(3) and 5,972 MT(3) of polysilicon in 2012, 2013 and 2014, respectively. Our polysilicon selling prices are directly affected by global supply and demand conditions. Due to the global oversupply of polysilicon since late 2008 and the resulting pricing pressure, the average selling price of our polysilicon decreased by 59.3% in 2012 as compared to 2011, further decreased by 23.3% in 2013 as compared to 2012, and increased by 34.4% in 2014 as compared to 2013. In the fourth quarter of 2012, the sales prices for polysilicon and wafer both started to recover from historical lows due to improved demand and reduced inventory levels, and continued to increase into the first half of 2014.

We generated revenues of $86.9(2) million, $109.0 million and $182.6 million from continuing operations in 2012, 2013 and 2014, respectively. We incurred net losses attributable to our shareholders of $111.9 million and $70.9 million in 2012 and 2013, respectively. We achieved net income attributable to our shareholders of $16.7 million in 2014. In 2012, our revenues from continuing operations included $73.5 million generated from sales of polysilicon and $13.4 million generated from sales of wafers. In 2013, our revenues from continuing operations included $76.7 million generated from sales of polysilicon and $32.3 million generated from sales of wafers. In 2014, our revenues from continuing operations included $127.7 million generated from sales of polysilicon and $54.9 million generated from sales of wafers.

We have entered into framework agreements with some of our customers. These contracts typically contain binding terms related to the sales volumes of our photovoltaic products during the contract term. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are placed. Such pricing determination method has caused, and is expected to continue to cause, fluctuations in our revenues and results of operations. In 2012, our top three customers, Yingli Green Energy, Solargiga and Jiangxi Sornid, accounted for approximately 25.0%, 8.6% and 7.3% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 40.9% of our total revenues. In 2013, our top three customers, Jiangsu Meike Silicon Energy, Zhenjiang Daqo and Hanwha SolarOne , accounted for approximately 18.0%, 12.4% and 8.1% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 38.5% of our total revenues. In 2014, our top three customers, Jiangsu Meike Silicon Energy, JA Solar Technology Yangzhou Co., Ltd., and Jinko Solar Co., Ltd., accounted for approximately 13.1%, 10.0% and 9.0% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 32.1% of our total revenues.

Notes:

(1)	Excluding 617 MT polysilicon produced in Xinjiang facilities during the pilot production period.
(2)	Excluding 323 MT polysilicon sold from Xinjiang facilities during the pilot production period.
(3)	The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 315 MT, 770 MT and 671 MT in 2012, 2013and 2014, respectively.

Cost of revenues

Our cost of revenues primarily consists of:

•	depreciation of property, plant and equipment;

•	electricity and other utilities, such as steam, water and natural gas;

•	raw materials, including metallurgical grade silicon, liquid chlorine, nitrogen, calcium oxide and hydrogen; and

•	direct labor, including salaries and benefits for personnel directly involved in production activities.

Due to our capacity expansion, depreciation in absolute terms had increased significantly prior to 2014. Depreciation in absolute terms has decreased significantly in 2014, primarily as a result of our revision to the expected useful lives of fixed assets during the first quarter of 2014 and the deconsolidation of our former variable interest entity as of December 30, 2013. Nevertheless, depreciation will resume its upward trend if we further expand our polysilicon production capacity or conduct technology improvement as we currently plan to do. We also expect that our total cost of revenues will increase as we increase our sales volume.

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

Research and development expenses

Our research and development expenses consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses to increase in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products, and expand our polysilicon manufacturing business. In the fourth quarter of 2012, we incurred additional research and development expenses for our Xinjiang Phase 2 polysilicon facilities to achieve the targets for product quality, capacity and cost during the pilot production period, which are not expected to recur. Our research and development expenses in 2013 and 2014 primarily resulted from continuous technology improvement projects for polysilicon and wafer production.

Other operating income

Our other operating income reflects unrestricted government subsidies that we receive from time to time, including financial incentives from Chongqing and Xinjiang local government, which are unrestricted as to use and can be utilized by us in any manner we deem appropriate. We have utilized, and expect to continue to utilize, these subsidies to fund general operating expenses. We record unrestricted government subsidies as other operating income when we receive them. The amount and timing of subsidies cannot be predicted with certainty.

Fixed asset impairment loss

We recognized $42.8 million impairment loss for the long-lived assets of our wafer facilities in 2012 and $158.4 million for the long-lived assets of our polysilicon facilities in 2013. The impairment loss of long-lived assets of our wafer and polysilicon facilities recognized in 2012 and 2013 reflected the impact of year-on-year market challenges and in particular reductions in average selling prices of our products in those years as described above, without similar reductions in costs of production, that have had an adverse effect on the profit-generating ability of these assets. No impairment loss of long-lived assets was recognized in 2014.

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

Chongqing Daqo, our wholly owned Chinese subsidiary and a foreign-invested enterprise established in the central and western region in China, is entitled to a preferential income tax rate of 15% from the date of its establishment to December 31, 2010. Chongqing Daqo is qualified as a “Chongqing Municipality High and New Technology Enterprise,” which entitles it to a preferential income tax rate of 15%. Chongqing Daqo received its first qualification in November 2009 for a three-year period. The status was renewed in November 2012 for an additional three years until November 2015 and the status can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval. In November 2014, Xinjiang Daqo, another wholly owned Chinese subsidiary, obtained “High and New Technology Enterprise” certificate for a valid period of three years till 2016, which entitles it to enjoy the preferential income tax rate of 15%.

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

Property, plant and equipment

We reassess the reasonableness of the estimates of useful lives and residual values of long-lived assets when events or changes in circumstances indicate that the useful lives and residual values of a major asset or a major category of assets may not be reasonable. Factors that we consider in deciding when to perform an analysis of useful lives and residual values of long-lived assets include, but are not limited to, significant variance of a business or product line in relation to expectations, significant deviation from industry or economic trends, and significant changes or planned changes in the use of the assets. The analysis will be performed at the asset or asset category with reference to the assets’ conditions, current technologies, market, and future plan of usage and the useful lives of major competitors.

In 2013, we made the decision to relocate a majority of our polysilicon assets in Chongqing to Xinjiang. As part of the decision to make significant investment to relocate the assets, we revisited the expectation as to the useful lives of these assets. Based on this review, we determined that the condition of our major assets, having now been in operation for a meaningful percentage of the original estimated lives, were in a better condition than the original useful life expectation had predicted. Accordingly, we engaged an independent valuation firm to assist in reassessing the remaining economic useful life of the polysilicon assets in both Chongqing and Xinjiang. The analysis was completed in the first quarter of 2014.

Therefore, we revised the estimates of expected useful lives of long-lived assets from January 1, 2014. The useful lives of machinery and equipment were expanded from 10 years to 15 years, while the useful lives of buildings and structures were expanded from 20 years to 30 years. No changes were made to furniture, fixtures and equipment, or motor vehicles.

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

Impairment of long-lived assets

We evaluate our long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. We make subjective judgments in determining the independent cash flows that can be related to a specific asset group based on the asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in the operations by comparing the carrying value of the asset group to the estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value. We determine the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporate assumptions that it believes marketplace participants would utilize. The impairment charges for the years ended December 31, 2012 and 2013 were $42.8 million, $158.4 million, respectively, and we did not recognize any impairment charges for the year ended December 31, 2014. The impairment loss incurred in fiscal year 2012 was related to the impairment of long-lived assets of the wafer business, and was triggered primarily by the significant decrease in average selling prices for wafers that was experienced in 2012. In 2013, the impairment loss was related to the impairment of long-lived assets of the polysilicon facilities in Chongqing. As a result of certain difficulties in obtaining the planned reductions in cost at the Phase 1 polysilicon facilities, combined with the plan to expand capacity at our Xinjiang plant, we concluded that the best course of action was to (i) cease production at the Phase 1 polysilicon facilities, after which we incurred an impairment charge of $158.4 million in the second quarter of 2013 and (ii) relocate machinery and equipment from the Phase 1 polysilicon facilities to Xinjiang. In 2013, we evaluated under ASC 360-10-35-21 whether there were events or changes in circumstances which indicated that the carrying amount of our wafer asset group may not be recoverable. We concluded that there existed the triggering event due to the continuing decrease of average selling prices in 2013, and performed the recoverability test, with the estimate of future cash flows by using certain significant assumptions such as the estimated future selling prices of wafer, production costs, and projected sales volumes. We estimated such significant assumptions with reference to the historical records, industry analysis reports, current indications of customer demand and the management’s experience. As a result, we concluded the estimated sum of the undiscounted cash flows expected to result from the use and eventual disposition of the wafer asset group substantially exceeded the carrying amount, and no impairment was noted as of December 31, 2013. In August 2014, our board of directors approved the launch of an early stage research of the Phase 3 expansion in our Xinjiang polysilicon facilities. After a comprehensive analysis of the capacity and comparability of the Chongqing machinery and equipment, we concluded that it would be more efficient to use part of the machinery and equipment in Phase 3, rather than using all of them in Phase 2 project. The change to the relocation plan indicated that the carrying amount of our polysilicon asset group may not be recoverable. We performed the technology feasibility and economic viability research, and the recoverability test, with the estimate of future cash flows by using certain significant assumptions, such as the estimated future selling prices of polysilicon, production costs and projected sales volumes. We estimated such significant assumptions with reference to the historical records, industry analysis reports, current indications of customer demand and management’s experience. As a result, we concluded that the estimated sum of the undiscounted cash flows expected to be generated from the use and eventual disposition of the polysilicon group were in substantial excess of the carrying amount, and no impairment was noted as of December 31, 2014. Regarding the wafer asset group, there was no impairment indicator noted as of December 31, 2014.

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

On January 28, 2014, we granted options to acquire 6,274,166 ordinary shares to certain officers, directors and employees pursuant to the 2009 Plan. For the independent directors, twenty-five percent (25%) of the ordinary shares subject to the 2009 Plan will vest 6 months following the grant date, twenty-five percent (25%) of the ordinary shares subject to the 2009 Plan will vest one year following the grant date, and the remaining fifty percent (50%) of the ordinary shares subject to the 2009 Plan will vest in 24 equal monthly installments over the next two years. For the officers and employees, twenty-five percent (25%) of the ordinary shares subject to the options will vest 6 months following the grant date, twenty-five percent (25%) of the ordinary shares subject to the 2009 Plan will vest one year following the grant date, and the remaining fifty percent (50%) of the ordinary shares subject to the 2009 Plan will vest in 36 equal monthly installments over the next three years. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price of these options was set at $1.49 per share at the time of grant and was revised to $0.87 per share on January 12, 2015.

On January 12, 2015, we granted options to acquire 7,134,375 ordinary shares to certain officers, directors and employees pursuant to the 2014 Plan. For the independent directors, twenty-five percent (25%) of the ordinary shares subject to the 2014 Plan will vest 6 months following the grant date, twenty-five percent (25%) of the ordinary shares subject to the 2014 Plan will vest one year following the grant date, and the remaining fifty percent (50%) of the ordinary shares subject to the 2014 Plan will vest in 24 equal monthly installments over the next two years. For the officers and employees, twenty-five percent (25%) of the ordinary shares subject to the options will vest 6 months following the grant date, twenty five percent (25%) of the ordinary shares subject to the 2014 Plan will vest one year following the grant date, and the remaining fifty percent (50%) of the ordinary shares subject to the 2014 Plan will vest in 36 equal monthly installments over the next three years. These options were granted in anticipation of services to be provided during the respective service periods. The exercise price of these options is $0.87 per share.

As of the end of 2014, a total of 1,549,163 options have been forfeited due to grantees’ departure from our company and a total of 639,187 options have expired.

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

With respect to options granted on October 6, 2010, December 3, 2010, January 9, 2012, April 3, 2013, January 28, 2014 and January 12, 2015, we estimated the fair value of share options granted using the binomial option pricing model with the assistance of the independent appraiser, which requires the input of highly subjective assumptions, including the expected life of the share options, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share options represent management’s best estimates. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize the expense only for those shares expected to vest. These estimates are based on past employee-retention rates. We will prospectively revise our estimated forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures of these share options.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
Revenues
Polysilicon	73,450,807	76,721,105	127,692,325
Wafers	13,407,594	32,278,700	54,879,527

Total revenue	86,858,401	108,999,805	182,571,852
Cost of revenues	(124,290,384)	(135,103,408)	(139,308,511)
Gross (loss) profit	(37,431,983)	(26,103,603)	43,263,341
Operating expenses/income:
Selling, general and administrative expenses	(12,930,198)	(18,132,515)	(10,293,851)
Research and development expenses	(4,130,533)	(3,391,012)	(1,486,978)
Other operating income	8,729,301	5,420,777	552,444
Long-lived asset impairment	(42,754,481)	(158,424,827)	—
Total operating expenses	(51,085,911)	(174,527,577)	(11,228,385)
(Loss) income from operations	(88,517,894)	(200,631,180)	32,034,956
Interest expense	(15,408,023)	(19,349,190)	(15,654,106)
Exchange (loss) gain	(55,800)	11,875	(55,792)
Interest income	990,117	149,752	324,118
(Loss) income before income taxes	(102,991,600)	(219,818,743)	16,649,176
Income tax expense	(10,253,587)	(1,271,765)	—
Net (loss) income from continuing operations	(113,245,187)	(221,090,508)	16,649,176
Total loss from discontinued operation	(2,392,228)	—	—
Net (loss) income	(115,637,415)	(221,090,508)	16,649,176
Net loss attributable to noncontrolling interest	(3,708,474)	(150,147,024)	—
Net (loss) income attributable to Daqo New Energy Corp.’s shareholders	(111,928,941)	(70,943,484)	16,649,176

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013 for Continuing Operations

Total revenues. Our total revenues increased by 67.5% from $109.0 million in 2013 to $182.6 million in 2014. The increase in total revenues was primarily attributable to higher sales volumes, as well as higher average selling prices in both polysilicon and wafers.

Revenue from Polysilicon. The revenue derived from polysilicon increased from $76.7 million in 2013 to $127.7 million in 2014. The improvement of revenue of $51.0 million was primarily contributed by the impact of higher sales volumes and higher selling prices of $29.2 million and $20.8 million,(1) respectively. The polysilicon sold in 2013 and 2014 was mostly contributed by our Xinjiang facilities. We ramped up the production capacity of 5,000 MT at Phase 2a facilities in Xinjiang in March 2013 and further increased our production capacity to 6,150 MT in the first quarter of 2014. As a result of the upgrade of the manufacturing process and improvement in our production efficiency at our Xinjiang facilities, our actual polysilicon production reached 1,748 MT during the third quarter of 2014, exceeding our 6,150 MT nameplate capacity by 9.0%. Accordingly, our production volume increased by 36.5% in 2014, as compared to 2013. Our average selling price for polysilicon in 2014 was higher than 2013, increased by 34.4%.

Note:

(1)	The impact on revenue from polysilicon attributable to the higher sales volume is calculated based on the assumption that the average selling price remains the same as last year.

Revenue from Wafers. The revenue derived from the sales of wafers increased from $32.3 million in 2013 to $54.9 million in 2014, primarily due to higher sales volume as a result of the capacity fully ramped up from 36 million pieces to 72 million pieces in November 2013. Our wafer utilization rate also improved significantly in 2014 compared to 2013.

Total Cost of revenues. Our cost of revenues increased by 3.1% from $135.1 million in 2013 to $139.3 million in 2014.

Cost of revenue from Polysilicon. The cost of our polysilicon revenue was $91.4 million in 2014. Although our polysilicon production volume increased by 36.5% in 2014 compared to 2013, our cost of polysilicon just increased by 7.0% compared to $85.5 million in 2013 due to our cost reduction effort in our Xinjiang facilities, as well as to the decrease in depreciation expenses of $23.9 million attributable to the revision to the expected useful lives of fixed assets in the amount of $18.7 million and the deconsolidation of our former variable interest entity in the amount of $5.2 million.

Cost of revenue from Wafers. The cost of our wafers revenue decreased by 3.5% from $49.6 million in 2013 to $47.9 million in 2014. The decrease was primarily due to lower unit production cost partially offsetting by higher production volume in 2014. In November 2013, we fully ramped up our wafer facilities to a capacity of 72 million pieces per annum. Our wafer production volume increased by 2 times in 2014 compared to 2013.

Gross (loss) profit. We had a gross profit of $43.3 million in 2014, compared to loss of $26.1 million in 2013. Our gross margin was 23.7% in 2014, compared to negative 23.9% in 2013. The improvement in gross profit and gross margin from 2013 was primarily due to improved cost structures in polysilicon, as well as higher average selling prices.

Gross (loss) profit from Polysilicon. Our polysilicon business had a gross profit of $36.2 million in 2014, compared to loss of $8.8 million in 2013. Our polysilicon business’s gross margin was 28.4% in 2014, compared to negative 11.5% in 2013. The improvement in gross profit and gross margin from 2013 was primarily due to improved cost structures, as well as higher average selling prices.

Gross (loss) profit from Wafers. Our wafer business had a gross profit of $7.0 million in 2014, compared to loss of $17.3 million in 2013. Our wafer business’s gross margin was 12.7% in 2014, compared to negative 53.7% in 2013. The improvement in gross profit and gross margin from 2013 was primarily due to improved cost structures, as well as higher average selling prices.

Selling, general and administrative expenses. Our selling, general and administrative expenses were $10.3 million in 2014, compared to $18.1 million in 2013. The decrease in selling, general and administrative expenses was primarily due to reversal of provisions for bad debts in 2014 with the settlement of long aging receivables.

Research and development expenses. Our research and development expenses decreased from $3.4 million in 2013 to $1.5 million in 2014, and decreased as a percentage of total revenues from 3.1% in 2013 to 0.8% in 2014. The research and development expenses in 2014 and 2013 primarily resulted from continuous technology improvement projects for polysilicon and wafer production.

Fixed asset impairment loss. We recognized a $158.4 million impairment loss for the long-lived assets of its Chongqing polysilicon facilities in the second quarter of 2013. The impairment loss of long-lived assets of our polysilicon facilities was made to reflect the adverse effects market challenges had on the profit-generating ability of the assets. No such loss was recognized in 2014.

Other operating income. Other operating income decreased from $5.4 million in 2013 to $0.6 million in 2014, which mainly consisted of unrestricted cash incentives that we received from local government authorities, which fluctuates from period to period at the discretion of the government.

Interest expense and income. Our net interest expenses decreased from $19.2 million in 2013 to $15.4 million in 2014. The decrease from 2013 was primarily due to a decrease in bank borrowing balance.

Income tax expense. We did not have any income tax expense in 2014, compared to income tax expenses of $1.3 million in 2013. The income tax expense in 2013 was mainly due to the change in valuation allowance of deferred tax assets from prior years. In consideration of the uncertainties in the solar market, we determined that it was more likely than not that our deferred tax assets would not be utilized before they expire, and full valuation allowance was accrued as of December 31, 2014.

Net (loss) income attributable to our shareholders. As a result of the factors described above, we had net profit attributable to our shareholders of $16.7 million in 2014, compared to net loss attributable to our shareholders of $70.9 million for 2013.

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

Recent Accounting Pronouncements

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. We are in the process of evaluating the impact on its consolidated financial statements upon adoption.

In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g. assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. An entity should apply the amendments in this ASU using one of the following two methods:

1.	Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•	For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•	For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•	For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2.	Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•	the amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

We are in the process of evaluating the impact on its consolidated financial statements upon adoption.

Inflation

In recent years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B. Liquidity and Capital Resources

Liquidity

Our liquidity situation improved in 2014 as compared to 2013 and 2012. Net cash used in investing activities was $102.9 million, $30.7 million and $90.6 million in 2012, 2013 and 2014, respectively. In addition, we received interest free loans of $10.8 million from Daqo Group in 2014 and net proceeds of $54.6 million from a follow-on public offering of our ADSs in May 2014. Net cash provided by financing activities was $27.1 million, $48.8 million and $44.3 million in 2012, 2013 and 2014, respectively. Overall, our cash and cash equivalents balance decreased by $86.0 million and increased by $1.2 million in 2012 and 2013, respectively, and decreased by $0.8 million in 2014.

As of December 31, 2014, we believe that our cash, cash equivalents, cash flows from operating activities, financial support from Daqo Group and its affiliates, and continued support from financial institutions located in the PRC in the form of renewed and additional operating loans will be sufficient to meet our working capital, capital expenditure and repayment of bank borrowings needs that will arise in 2015 and beyond.

The following significant developments in 2014 have impacted our liquidity or are expected to impact our liquidity:

•	In 2011 and 2012, the solar industry was negatively impacted, and the average selling prices for our products significantly declined in those years. However, in the fourth quarter of 2012, the sales prices for polysilicon and wafer both started to increase from historical lows due to improved demand and reduced inventory levels. The average selling price for our polysilicon increased by 17.1% from January 2013 to December 2013. This upward trend in our polysilicon selling price continued through the first half of 2014, during which period the average selling prices of polysilicon increased by 12.4%. The average selling prices of polysilicon decreased by 10.8% during the second half of 2014.

•	For the year ended December 31, 2014, we generated an operating income of $16.7 million. We believe that we will continue to generate positive operating income in 2015.

•	During the year ended December 31, 2014, we experienced positive cash flow from operations of $45.6 million. We believe we will continue to generate positive operating cash flow in 2015.

•	As of December 31, 2014, our current liabilities exceeded our current assets by $274.1 million. Amounts due to related parties of $89.7 million are included as current liabilities. As part of the financial support Daqo Group and its affiliates provides to us, Daqo Group has indicated that they will not require us to repay our debt to them before January 1, 2016. While we had cash and cash equivalents of $7.1 million as of December 31, 2014, we had short-term bank borrowings of $90.4 million all due within one year. The current portion of our long-term debt amounted to $69.4 million, such long-term debt being restricted to purchases of fixed assets and not expected to be renewed.

•	We are in the process of completing our Phase 2b project, which is expected to expand our nameplate capacity from 6,150 MT to 12,150 MT per annum. In addition to the equipment which is being relocated from the Phase 1 polysilicon facilities to Xinjiang facilities, the total expected capital expenditure for our Phase 2b project is around $151.9 million. Of the expected capital expenditure, approximately $81.1 million had already been spent as of December 31, 2014. Prior to the end of 2014, we had incurred $1.3 million in connection with relocation costs. We expect that completion of this project will be subject to obtaining additional funding. Our expected expenditures are estimates; actual expenditures or components of expenditures may differ from our expected expenditure based on conditions that arise or that we become aware of in the future.

•	In May 2014, we issued and sold 2,000,000 ADSs through a follow-on public offering priced at US$29.00 per ADS. We received the net proceeds from the offering after deducting offering expenses of $54.6 million. We have used and will continue to use the net proceeds mainly for the expansion of and technology improvement at our Xinjiang polysilicon facilities. As of December 31, 2014, we had spent approximately $81.1 million on the expansion of and technology improvement project at our Xinjiang polysilicon facilities, among which $54.6 million was from the proceeds of the May 2014 follow-on offering.

As noted above, we believe cash flow from operating activities, combined with the financial support from Daqo Group and its affiliates, our existing cash and cash equivalents, operating loans, facilities currently available, and those expected to be renewed will be sufficient to satisfy our obligations when they come due.

The following plans and actions are being taken to effectively manage our liquidity:

•	Daqo Group provides us with a certain level of financial support and has indicated that it will not require us to pay debts owed to the Daqo Group and subsidiaries of Daqo Group, Daqo Solar and Xinjiang Daqo Investment before January 1, 2016.

•	We generated positive operating cash flow in 2014. The improvement was primarily due to the recovery of sales prices and our cost reduction efforts. We have taken or are in the process of taking a number of cost reduction initiatives. For example, we are in the process of conducting Phase 2b project in Xinjiang to increase our annual capacity from 6,150 MT to 12,150 MT. We expect to fully ramp up capacity by the end of the second quarter of 2015. At that time, our total production cost for polysilicon is expected to be reduced to the level of $12 per kg. We are also considering further capacity expansion at our Xinjiang facilities in the medium term, which may be conducted in two stages and is expected to expand our total polysilicon production capacity to 25,000 MT by early 2017 and further reduce our production cost for polysilicon. According to our cost reduction roadmap and based on the premise that the sales prices will remain stable through 2015, management believes our liquidity situation will continue to improve.

•	While there can be no assurance that we will be able to refinance our operating loans as they come due, historically we have renewed or rolled over some of our operating loans upon the maturity date of the loans and have assumed we will continue to be able to do so.

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

	Year Ended December 31,
	2012	2013	2014
	US$	US$	US$
	(US$ in thousands)
Net cash (used in) provided by operating activities	(10,307)	(16,526)	45,619
Net cash used in investing activities	(102,922)	(30,696)	(90,589)
Net cash provided by financing activities	27,144	48,827	44,272
Effect of exchange rate changes	67	(453)	(65)
Net (decrease) increase in cash and cash equivalents	(86,018)	1,152	(763)
Cash and cash equivalents at the beginning of the year	92,697	6,679	7,831
Cash and cash equivalents at the end of the year	6,679	7,831	7,068
Supplemental disclosure of cash flow information:
Interest paid	15,555	19,658	17,770
Income taxes paid	8,053	—	—
Net cash inflow on the disposition	2,656	—	—
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payable	46,595	51,767	79,990

Our cash and cash equivalents decreased by $86.0 million in 2012. In 2013, our cash and cash equivalents increased by $1.2 million. In 2014, our cash and cash equivalents decreased by $0.8 million. In 2014, net cash used in investing activities increased significantly from 2013 and 2012 which was primarily related to the construction of our Xinjiang Phase 2b polysilicon facilities. In 2014, net cash provided by financing activities decreased by $4.5 million compared to 2013. The decrease was primarily due to a decrease in financial support we received from Daqo Group and its affiliates in 2014, partially offset by the follow-on public offering of our ADSs in May 2014.

As of December 31, 2014, we had $22.2 million in restricted cash and $7.1 million in cash and cash equivalents. Restricted cash was primarily comprised of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit and bank notes. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturities of three months or less.

As of December 31, 2014, we had a working capital deficit (total current assets less total current liabilities) of $274.1 million. We had cash, cash equivalents and restricted cash of $29.3 million and short-term and long-term liabilities of $159.8 million and $77.3 million, respectively, as of December 31, 2014. In addition, we have a total capital commitment of $34.8 million. Although, as of December 31, 2014, Daqo Group and its subsidiaries provided financial support of $89.7 million to us in the form of interest-free loans, there is substantial doubt as to our ability to continue as a going concern. As such, Daqo Group and its affiliates have indicated that they will not require us to repay our debt to them before January 1, 2016. In addition, as of December 31, 2014, we have unused committed and available bank accepted notes facilities of $8.5 million (RMB52.5 million) from Industrial and Commercial Bank of China. In summary, our continuation as a going concern is dependent upon continued financial support from Daqo Group, our ability to continue to obtain other sources of financing and our operating cash flow in 2015. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We had a significant working capital deficit as of December 31, 2014. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, we will face the risk of not being able to continue as a going concern.”

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2014 was $45.6 million, primarily resulting from $141.2 million of cash we received from the sale of our products, our payments for raw materials and utilities of $60.4 million, taxes paid of $3.1 million, employee salaries and welfare payments of $17.5 million and interest expense payments of $17.8 million.

We generated positive operating cash flow in 2014. The improvement was primarily due to the recovery of sales prices and our continuous cost reduction efforts at our Xinjiang facilities.

Net cash used in operating activities for the year ended December 31, 2013 was $16.5 million, primarily resulting from $120.4 million of cash we received from the sale of our products, our payments for raw materials and utilities of $94.2 million, taxes paid of $2.8 million, employee salaries and welfare payments of $17.7 million and interest expense payments of $19.7 million.

Net cash used in operating activities for the year ended December 31, 2012 was $10.3 million, primarily resulting from $92.1 million of cash we received from the sale of our products, our payments for raw materials and utilities of $69.2 million, taxes paid of $10.8 million, employee salaries and welfare payments of $19.5 million and interest expense payments of $15.4 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2014 was $90.6 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $77.0 million combined with the increase of restricted cash of $13.6 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit and the notes in support of our purchases of property, plant and equipment. In 2014, net cash used in investing activities increased significantly from 2012 and 2013, which was primarily related to capital expenditure of Phase 2b project at our Xinjiang polysilicon facilities.

Net cash used in investing activities for the year ended December 31, 2013 was $30.7 million. Net cash used in investing activities for the year ended December 31, 2013 primarily resulted from payments for the purchase of property, plant and equipment in a total amount of $32.5 million combined with a decrease of restricted cash of $1.8 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit and notes in support of our purchases of property, plant and equipment.

Net cash used in investing activities for the year ended December 31, 2012 was $102.9 million. Net cash was primarily the result of payments for the purchase of property, plant and equipment in a total amount of $105.7 million combined with decrease in restricted cash of $0.08 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit and notes in support of our purchases of property, plant and equipment and a $2.7 million net proceeds from the disposal of our module business.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2014 was $44.3 million, primarily resulting from cash received from related parties in the amount of $275.1 million offset by the repayment of amounts due to related parties in the amount of $275.1 million, proceeds received from the bank borrowings and other borrowings in the amount of $176.1 million offset by the repayment of bank borrowing in the amount of $186.6 million, and net proceeds from a follow-on publish offering of our ADSs in May 2014 in the amount of $54.6 million.

Net cash provided by financing activities for the year ended December 31, 2013 was $48.8 million, primarily resulting from cash received from related parties in the amount of $87.9 million and proceeds received from the bank borrowings and other borrowings in the amount of $74.6 million offset by the repayment of bank borrowing in the amount of $113.7 million. In 2014, net cash provided by financing activities decreased by $4.6 million compared to 2013. The decrease was primarily due to the decrease in financial support we received from Daqo Group and its affiliates in 2014, partially offset by the proceeds from the follow-on public offering of our ADSs in May 2014.

Net cash provided by financing activities for the year ended December 31, 2012 was $27.1 million, primarily resulting from the proceeds received from the bank borrowings in the amount of $129.5 million offset by the repayment of bank and other borrowings in the amount of $103.6 million.

Capital Expenditures

We incurred capital expenditures of $105.7 million and $32.5 million for the construction of our polysilicon, wafer and module production facilities and purchase of polysilicon, wafer and module production equipments in 2012 and 2013, respectively. In 2014, we made capital expenditures of $68.6 million for the Phase 2b project and technology improvements at our polysilicon facilities in Xinjiang.

We are in the process of relocating certain machinery and equipment from our facilities in Chongqing to our Xinjiang facilities, which has reduced the capital expenditure requirements for our Phase 2b project. However, we have decided to utilize approximately 40% of our current machinery and equipment previously planned to be used for Phase 2b, as measured by its book value as of December 31, 2014, as certain machinery and equipment can be more efficiently and cost-effectively used in our future expansions. As a result, we plan to acquire additional new machinery and equipment for Phase 2b. Our estimate of the total investment amount for our Phase 2b and future expansions has not changed and the total cash requirement for Phase 2b is now expected to be approximately $151.9 million, of which approximately $81.1 million had been spent prior to 2015. The remaining Chongqing machinery and equipment that we do not utilize in our Phase 2b will be used in the Phase 3 expansion, which is expected to be fully ramp up by early 2017 and may be conducted in two stages.

Our capital expenditures will increase in the future. We expect that total capital expenditures related to the Phase 2b and Phase 3 capacity expansion projects in our Xinjiang polysilicon facilities will be approximately $451.9 million. We expect that completion of our expansion projects will be subject to obtaining additional funding. We intend to use cash generated from operating activities and take other actions to obtain alternative sources of financing, such as obtaining loan facilities from financial institutions, obtaining financial support from Daqo Group and its affiliates or entering into capital arrangements to meet our capital expenditure requirements. For additional information, see also “— Liquidity and Capital Resources” and “Item 4. Information on the Company — B. Business Overview — Manufacturing Capacity” in this annual report.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development.” See “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Market Trends

Global solar PV installations in 2014 totaled around 45.0 GW, which represents a 23.2% increase compared to 36.5 GW in 2013. Although the European markets shrank significantly due to subsidy cuts in major markets like Germany, Italy and Spain, the markets in China, Japan and U.S. took over the leading positions as the three biggest markets for solar PV in 2014. Currently most analyst reports forecast that global solar PV installations in 2015 will be in the range of 52~55 GW, which represents growth of 16%~22%.

In 2014, annual solar PV installations in China were reported as 10.6 GW, compared to 10.7 GW in 2013. Although the original 2014 annual installation target for China was set at 14 GW, the distributed generation market did not grow as rapid as expected which caused the overall installation to miss the target. Nevertheless, we do see China government authorities keeping improving the business environment for distributed generation market in respects of tax, incentive payment and financing etc. In March 2015, Chinese National Energy Administration released 2015’s solar PV installation target of 17.8GW, which is 19% higher than the draft target of 15GW, and indicates almost 70% growth from 10.6 GW in 2014. Although some additional polysilicon supply may enter into the market mainly in the second half of 2015, we believe the supply and demand of polysilicon will remain in balance, on the premise that the global markets, including China market, will grow as expected.

Operational Trends

We successfully completed the construction of our Phase 2a facilities in Xinjiang in September 2012 and fully ramped up capacity to 5,000 MT at our Phase 2a facilities prior to the end of March 2013. We also completed a “debottlenecking” project prior to the end of 2013, which increased our annual capacity to 6,150MT. In November 2013, the Board officially approved the capacity expansion project in our Xinjiang polysilicon facilities which will increase our annual capacity from 6,150 MT to 12,150 MT. We expect to fully ramp up the newly added capacity by the end of the second quarter of 2015 and lower production costs to the level of $12 per kg. In addition, we are considering further capacity expansion at our Xinjiang facilities in the medium term, or the Phase 3 expansion. Subject to market and industry conditions, we expect our Phase 3 expansion, which may be conducted in two stages, to further increase our total polysilicon production capacity to 25,000 MT by early 2017.

In 2013, we gradually increased the utilization rate of our wafer facilities and successfully expanded the capacity to 72 million pieces in November 2013. Since 2014, we have been running our wafer business in full capacity and improved the quality and efficiency for our wafer products. In May 2014, we established in-house slurry recovery system, which helps us to lower the wafer production cost. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2014 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties as of December 31, 2014. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ (deficit)/equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Contractual obligations:
Long-term debt(1)(2)	146,697	69,361	77,336	—	—
Interest payment on long-term debt(3)	15,339	3,563	11,776	—	—
Capital commitments(4)	34,818	20,394	14,424	—	—
Operating lease obligations(5)	2,142	1,071	1,071	—	—
Total obligations	198,996	94,389	104,607	—	—

Notes:

(1)	Excludes interest payments.
(2)	As of December 31, 2014, long-term bank loans in the amount of $146.7 million were guaranteed by Daqo Group, two directors of the Company, Daqo New Material and two other companies affiliated with Daqo Group. In addition, Chongqing Daqo’s land use right and plant of $8.7 million and Xinjiang Daqo’s machinery and equipment of $103.4 million were collateralized for the long-term bank loans.
(3)	Variable interest payments are determined by weighed average long term interest rate 6.92%.
(4)	Represents commitments relating to our purchase of property, plant and equipment for our production capacity expansion, including payment commitments to our project contractors.
(5)	Represents Chongqing Daqo’s obligation under the lease agreement with Daqo New Material until January 2016.

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any forward-looking statement in this annual report on Form 20-F, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; and the reduction in or elimination of government subsidies and economic incentives for solar energy applications. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Guangfu Xu	72	Chairman of the board of directors
Xiang Xu	44	Director
Dafeng Shi	43	Director
Gongda Yao	56	Director and chief executive officer
Fumin Zhuo	62	Independent director
Rongling Chen	72	Independent director
Minsong Liang	46	Independent director
Shuming Zhao	62	Independent director
Arthur Wong	55	Independent director
Bing Sun	43	Chief financial officer
Qiangmin Zhou	47	Chief operations officer
Tracy Tianqun Zhou	53	Chief marketing officer
Guoping Zhu	43	Chief technology officer

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

Mr. Arthur Wong is one of our independent directors. Mr. Wong has served as our director since December 2012. Mr. Arthur Wong is the Chief Financial Officer of Beijing Radio Cultural Transmission Company Limited. He currently serves as an independent director and Chairman of the Audit Committee of four NASDAQ-listed companies, including VisionChina Media Inc., China Automotive Systems, Inc., YOU On Demand Holdings, Inc. and Sky Solar Holdings, Ltd., and of two Hong Kong Stock Exchange-listed companies, including Maple Leaf Educational Systems Limited and Petro-King Oilfield Services Limited. From 2008 to 2012, Mr. Wong served as Chief Financial Officer for Asia New-Energy, Nobao Renewable Energy and GreenTree Inns Hotel Management Group sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, most recently as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

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

Mr. Qiangmin Zhou is our chief operations officer. First joining us in 2007, Mr. Qiangmin Zhou served as the General Manager of the polysilicon business group and then as the Chief Operations Officer. He resigned from us for personal reasons in April 2013 and rejoined us in June 2014. Mr. Zhou has over 25 years of experience in chemical and materials industry. Mr. Zhou holds a bachelor’s degree from Tianjin University of Science and Technology and an MBA degree from Chongqing University.

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

Mr. Guoping Zhu is our chief technology officer. Mr. Zhu has served as our chief technology officer since October 2012. Mr. Zhu joined our company in August 2006 and was previously the deputy general manager of Xinjiang Daqo. Prior to his tenure in Xinjiang, Mr. Zhu served as a technologist and deputy general manager at Chongqing Daqo. Mr. Zhu has over 18 years of experience in chemical, materials, and electric industries. He holds a bachelor’s degree from Tianjin University of Science and Technology.

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

B. Compensation

In 2014, our aggregate payments of cash to directors or executive officers was approximately $0.8 million. In 2014, our directors and executive officers received options under our share incentive plan. See “— Share Incentive Plans.” Our PRC subsidiaries are and were required, as the case may be, by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. We have accrued or set aside, in the aggregate, approximately $7.8 thousand for pension or similar retirement benefits for our executive officers and directors, as required under PRC laws, for the fiscal year ended December 31, 2014. Other than the aforementioned statutorily required contributions, we have not set aside or accrued any other amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Share Incentive Plans

2009 Share Incentive Plan

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

2014 Share Incentive Plan

In December 2014, our shareholders adopted the 2014 share incentive plan, or the 2014 Plan, at our annual general meeting of the shareholders. Our shareholders have authorized the issuance of up to 21,000,000 ordinary shares underlying all options (including incentive share options, or ISOs), restricted shares and restricted share units granted to a participant under the plan, or the awards.

The following paragraphs summarize the terms of our 2014 Plan.

Plan Administration. Our board of directors, or a committee designated by our board of directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award. Any grant or amendment of awards to any committee member requires an affirmative vote of a majority of the board members who are not on the committee.

Award Agreement. Awards granted under our 2014 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to our employees, consultants, members of our board of directors and other individuals as determined, authorized and approved by the board of directors or the committee.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction in which the successor entity does not assume our outstanding awards under our 2014 Plan, provided that the plan participant remains an employee, consultant or member of our board of directors on the effective date of the corporate transaction. In such event, each outstanding award will become fully exercisable and all forfeiture restrictions on such award will lapse immediately prior to the specified effective date of the corporate transaction.

If the successor entity assumes our outstanding awards and later terminates the grantee’s employment or service without cause, the outstanding awards automatically will become fully vested and exercisable. The compensation committee may also, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the plan participants, replace the awards, or provide for the payment of the awards in cash.

Exercise Price and Term of Options Other than ISOs. Our board of directors, or a committee designated by our board of directors, will determine, amend or adjust the exercise price of options other than the ISOs, and determine the time or times at which, and the conditions to be satisfied before, such options may be exercised in whole or in part. Subject to any future amendment or modification to the plan, the term of any option other than an ISO granted under the 2014 Plan may not exceed ten years, subject to any amendment or modification of the plan.

Exercise Price and Term of ISOs. The exercise price per share of an ISO shall be equal to the fair market value on the date of grant. If, however, we grant an ISO to an individual, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of grant. The board or the committee will determine the time or times at which an ISO may be exercised in whole or in part, including exercise prior to vesting. The term may not exceed the earlier of ten years from the date of the grant, three months after a participant’s termination of employment as an employee, or one year after the date of a participant’s termination of employment or service on account of death or disability, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

Restricted Shares and Restricted Share Unites. The board or the committee is also authorized to make awards of restricted shares and restricted share units. Except as otherwise determined by the board or the committee at the time of the grant of an award or thereafter, upon termination of employment or service during the applicable restriction period, restricted shares that are at the time subject to restrictions shall be forfeited or repurchased in accordance with the respective award agreements. At the time of grant for restricted share units, the board or the committee shall specify the date on which the restricted share units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate.

Amendment and Termination. The board or the committee may at any time amend, suspend or terminate our 2014 Plan. Amendments to our 2014 Plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Unless terminated earlier, our 2014 Plan shall continue in effect for a term of ten years from the date of adoption.

As of the date of this annual report, excluding the expired and cancelled options, we have granted options to purchase a total of 20,210,191 of our ordinary shares among which 18,941,041 are outstanding under the 2009 Plan and the 2014 Plan.

The following table summarizes, as of the date of this annual report, the options granted to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised or terminated, if any.

Name	Ordinary Shares Underlying Option Awarded		Exercise Price ($/Share)	Date of Grant	Date of Expiration
Directors and officers as a group	3,400,000		$0.25	October 31, 2009	October 30, 2019
	50,000		$0.25	October 6, 2010	October 5, 2020
	925,000		$0.25	December 3, 2010	December 2, 2020
	1,050,000		$0.25	January 9, 2012	January 8, 2022
	140,000		$0.25	April 3, 2013	April 2, 2023
	4,654,166		$0.87	January 28, 2014	January 27, 2024
	6,185,625		$0.87	January 12, 2015	January 11, 2025
Other individuals as a group	1,950,000		$0.25	October 31, 2009	October 30, 2019
	70,000		$0.25	October 6, 2010	October 5, 2020
	1,265,000		$0.25	December 3, 2010	December 2, 2020
	140,000		$0.25	January 9, 2012	January 8, 2022
	1,530,000		$0.87	January 28, 2014	January 27, 2014
	948,750		$0.87	January 12, 2015	January 11, 2025
Total	22,398,541	*

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

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Mr. Arthur Wong, Mr. Rongling Chen and Dr. Minsong Liang, and is chaired by Mr. Wong. All of our audit committee members satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Wong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2014, our audit committee held meetings or passed resolutions by unanimous written consent 7 times.

Compensation Committee

Our compensation committee consists of Mr. Fumin Zhuo, Mr. Arthur Wong and Mr. Rongling Chen, and is chaired by Mr. Zhuo. All of our compensation committee members satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2014, our compensation committee did not hold meetings or pass resolutions by unanimous written consent.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Shuming Zhao, Mr. Arthur Wong and Mr. Rongling Chen, and is chaired by Mr. Zhao. All of our corporate governance and nominating committee members satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2014, our corporate governance and nominating committee did not hold meetings or pass resolutions by unanimous written consent.

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

D. Employees

As of December 31, 2014, we employed 1,408 employees, including 812 in manufacturing, 159 in equipment maintenance, 98 in quality assurance, 20 in purchasing, 171 in research and development, 12 in sales and marketing and 136 in general and administrative. In addition, we engaged independent contractors and temporary personnel from time to time. All of these employees and independent contractors are located at our facilities in Chongqing and Xinjiang, China. As of December 31, 2014, we employed approximately 53 temporary personnel through third-party contractors.

We had a total of 1,545, 1,330 and 1,408 employees as of December 31, 2012, 2013 and 2014, respectively.

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

The calculations in the table below are based on 262,646,603 ordinary shares outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Guangfu Xu(1)	40,600,000	15.4%
Xiang Xu(2)	41,544,358	15.8%
Dafeng Shi(3)	6,532,917	2.5%
Fumin Zhuo(4)	*	*
Gongda Yao(5)	*	*
Rongling Chen(6)	*	*
Minsong Liang(7)	*	*
Shuming Zhao(8)	*	*
Arthur Wong(9)	*	*
Tracy Tianqun Zhou(10)	*	*
Guoping Zhu(11)	*	*
Bing Sun(12)	*	*
All directors and executive officers as a group	92,394,263	34.2%
Principal Shareholders:
Gold Intellect Limited(13)	39,000,000	14.8%
Duke Elite Limited(14)	25,641,025	9.8%
Plenty China Limited(15)	14,820,000	5.6%
Ruian International Limited(16)	10,890,000	4.1%
Best Mount International Limited(17)	8,760,000	3.3%

* Beneficially owns less than 1% of our ordinary shares.

Notes:

(1)	Consists of 39,000,000 shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu, and 1,600,000 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Guangfu Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.

(2)	Consists of (i) 1,025,641 ADSs, representing 25,641,025 Ordinary Shares, beneficially owned by Duke Elite Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, (ii) 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, and (iii) 1,083,333 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Xiang Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.

(3)	Consists of 5,449,584 shares held by Lucky Prosper Investments Limited, a British Virgin Islands company wholly owned and controlled by Mr. Dafeng Shi, and 1,083,333 shares issuable upon exercise of options held by Mr. Shi that are exercisable within 60 days of the date of this annual report. Mr. Dafeng Shi’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Shi is a director of our company.

(4)	The business address of Mr. Zhuo is Unit 3501, Two IFC, 8 Century Avenue, Pudong District, Shanghai, China.

(5)	The business address for Mr. Yao is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(6)	he business address of Mr. Chen is No.585, Jianguoxi Road, Shanghai, PRC.

(7)	The business address of Mr. Liang is Room 806, Tower C, Vantone Center, No. 6 Chaoyangmenwai Street, Chaoyang District, Beijing, PRC.

(8)	The business address of Mr. Zhao is 2002 Anzhong Building, School of Business, Nanjing University, 16 Jinyin Jie, Nanjing, PRC.

(9)	The business address for Mr. Wong is Room 906, 16th Floor, Huamao Building, No. 89 Jianguo Road, Chaoyang District, Beijing, PRC.

(10)	The business address of Dr. Zhou is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(11)	The business address of Mr. Zhu is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(12)	The business address of Mr. Sun is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(13)	Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its registered office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.

(14)	Duke Elite Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its registered office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company represented by ADSs held by Duke Elite Limited.

(15)	Plenty China Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its registered office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company held by Plenty China Limited.

(16)	Ruian International Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Fei Ge. Its registered office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Fei Ge has the sole voting and dispositive power over the shares of our company held by Ruian International Limited.

(17)	Best Mount International Limited is a company incorporated in the British Virgin Islands. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Best Mount International Limited’s shareholders are Yueping Liu, Shaoxian Ge, Sheng Xue, Xiaorong Hou, Benjiang Chang, Yuhua Jing, Jilin Ye, Jianrong Tang and Chaohui Chen and these shareholders share voting and dispositive power over all the shares held by Best Mount International Limited.

As of the date of this annual report, 262,646,603 of our ordinary shares were issued and outstanding. To our knowledge, 137,005,515 ordinary shares, representing approximately 52% of our total outstanding shares, were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our directors or executive officers that are shareholders or principal shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

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

In 2014, the Company received an interest free loan of $10,821,462 from Daqo Group, of which $8,115,813 was repaid during the same year. In addition, the Company purchased fixed assets totaling $486,948 from Daqo Group and had $1,339,128 due to Daqo Group as of December 31, 2014.

Related party transactions with Zhenjiang Daqo

In 2012, the Company sold $2,179,723 in wafers and $619,705 in polysilicon to Zhenjiang Daqo.

In 2013, the Company sold $8,871,220 in wafers and $4,600,646 in polysilicon to Zhenjiang Daqo.

In 2014, the Company sold $ 6,534,133 in wafers and $3,020,187 in polysilicon to Zhenjiang Daqo.

Related party transactions with Daqo Solar

In 2012, the Company entered into a polysilicon sales contract with Daqo Solar, and $13,497,973 in advance payments was received as of December 31, 2012.

In 2013, the Company received interest free loans of $76,881,392 from Daqo Solar and repaid $28,379,678 during the same year.

In 2014, the Company received interest free loans of $157,241,390 from Daqo Solar and repaid $166,231,092 during the same year. Further, the Company sold $9,595,680 in wafer to Daqo Solar.

Related party transactions with Xinjiang Daqo Investment

In 2012, the Company entered into a polysilicon sales contract with Xinjiang Daqo Investment, and $2,354,620 in advance payments was received as of December 31, 2012.

In 2013, the Company received interest free loans of $58,389,643 from Xinjiang Daqo Investment and repaid $40,193,785 during the same year.

In 2014, the Company received interest free loans of $98,367,234 from Xinjiang Daqo Investment and repaid $93,219,846 during the same year.

Related party transactions with Nanjing Daqo

In August 2012, the Company entered into a one-year loan agreement with Nanjing Daqo, to lend Nanjing Daqo $1,584,820 (RMB10 million). The interest rate is fixed at 6%. In addition, the Company also sold $80,126 in cells to Nanjing Daqo.

In 2013, the Company agreed with Nanjing Daqo to extend the loan for one more year, interest free.

In 2014, the Company received interest free loans of $973,898 from Nanjing Daqo and repaid $2,921,693 during the same year. In addition, the Company also sold $112 polysilicon to Nanjing Daqo.

Related party transactions with Daqo New Material

Daqo New Material was a variable interest entity of Chongqing Daqo, and the Company deconsolidated Daqo New Material on December 31, 2013. In 2014, the Company received interest free loans of $7,729,501 from Daqo New Material and repaid $4,600,117 during the same year. In addition, the Company recorded $1,071,287 rental expense in 2014 under the lease agreement with Daqo New Material.

Related party transactions with other subsidiaries of Daqo Group

In 2012, the Company purchased equipment and raw material from other subsidiaries of Daqo Group at the cost of $202,556 and $5,282, respectively.

In 2013, the Company purchased equipment from other subsidiaries of Daqo Group at the cost of $157,742.

In 2014, the Company purchased equipment from other subsidiaries of Daqo Group at the cost of $6,714,476 and received interest free loans of $636 during the same year.

Related party transaction with Duke Elite Limited

In February, 2015, Duke Elite Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, a director of ours and president of Daqo Group, purchased 1,025,641 ADSs, representing 25,641,025 ordinary shares, in an underwritten follow-on offering of the ADSs of the Company, at the same price, $19.50 per ADS, and on the same terms as the other ADSs offered in the offering.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans” for a description of stock options and other stock purchase rights we have granted to our directors, officers and other individuals as a group.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China for our cash needs. Current PRC regulations restrict the ability of our subsidiaries to pay dividends to us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.”

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing 25 ordinary shares, have been listed on the NYSE since October 7, 2010 and trade under the symbol “DQ.” Prior to December 21, 2012, each of our ADS represented five ordinary shares. We effected a change of the ADS to ordinary share ratio on December 21, 2012 from one ADS representing five ordinary shares to one ADS representing 25 ordinary shares. The ratio change had the same effect as a 1-for-5 reverse ADS split. The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated. For ease of comparison, the ADS prices before December 21, 2012 have been retroactively adjusted to reflect the ADS to ordinary share ratio change that took effect on December 21, 2012.

	Trading Price
	High	Low
Annual High and Low
2010 (from October 7, 2010)	77.15	48.50
2011	74.85	7.05
2012	20.75	3.40
2013	49.59	4.02
2014	56.98	21.78

Quarterly Highs and Lows
First Quarter of 2013	16.70	6.65
Second Quarter of 2013	10.66	4.02
Third Quarter of 2013	34.80	7.60

	Trading Price
	High	Low
Fourth Quarter of 2013	49.59	23.10
First Quarter of 2014	56.98	33.71
Second Quarter of 2014	46.75	21.78
Third Quarter of 2014	48.18	23.55
Fourth Quarter of 2014	44.40	23.06
First Quarter of 2015	29.27	17.70

Monthly Highs and Lows
October 2014	44.40	33.00
November 2014	39.36	29.98
December 2014	30.95	23.06
January 2015	26.79	17.70
February 2015	24.50	18.87
March 2015	29.27	21.12
April 2015 (through April 16, 2015)	30.82	25.28

B. Plan of Distribution

Not applicable.

C. Markets

See “— A. Offering and Listing Details.”

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

See also “Item 6. Directors, Senior Management and Employees — C. Board Practices — Duties of Directors” and “ — Terms of Directors and Executive Officers.”

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the shares conceded are free of any lien in favor of us; or (c) a fee of such maximum sum as the NYSE may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “— H. Documents on Display.”

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company — B. Business Overview” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation — Foreign Currency Exchange.”

E. Taxation

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

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China are considered PRC resident enterprises and therefore are subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 provides that a “foreign enterprise controlled by a PRC company or a PRC company group” will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. However, it remains unclear how PRC tax authority will treat an overseas company controlled by PRC natural persons rather than PRC enterprises like Daqo Cayman. The criteria set forth above do not apply to Daqo Cayman directly because Daqo Cayman is currently beneficially owned by Chinese individuals and is not a “foreign enterprise controlled by a PRC company or a PRC company group.” However, such criteria may be considered relevant in determining Daqo Cayman’s residence. Therefore, we cannot assure you that Daqo Cayman will not be deemed a PRC resident enterprise.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules that differ significantly from those discussed below (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, or investors that have a functional currency other than the United States dollar). In addition, this discussion does not address U.S. federal estate, gift, Medicare, and alternative minimum tax, or any non-United States, state, or local tax considerations, relating to the ownership and disposition of our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

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

For United States federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account for determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current income and assets, we do not expect to be classified as a PFIC for the current taxable year and we do not anticipate becoming a PFIC in future taxable years, although there can be no assurance in this regard. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any taxes withheld) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the depositary in the case of ADSs or by a U.S. Holder in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, if we are eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the NYSE. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event our company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Chinese Taxation” above), we may be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose) and dividends paid with respect to our ADSs or ordinary shares, regardless of whether they are backed by our ADSs, will be treated as qualified dividend income. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credits are complex. Accordingly, each U.S. Holder is advised to consult with its tax advisor regarding the availability.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. Long-term capital gain of noncorporate U.S. Holders is generally eligible for a reduced rate of tax. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the PRC Enterprise Income Tax Law and gain from the disposition of ADSs or ordinary shares is subject to the tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income. U.S. Holders are urged to consult with their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of a foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs) or ordinary shares and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under these PFIC rules:

•	such excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were a PFIC (a “pre-PFIC year”), will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for each such year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs to elect out of the tax treatment discussed above, provided that the ADSs are regularly traded on the NYSE. We anticipate that the ADSs should qualify as being regularly traded on the NYSE, but no assurances may be given in this regard. If a U.S. Holder makes a mark-to-market election for the ADSs (but not our ordinary shares), such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such U.S. Holder an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of the U.S. Holder’s taxable year over the U.S. Holder’s adjusted basis in such ADSs. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. A U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts resulting from the mark-to-market election.

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

Information Reporting

U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

In addition, U.S. Holders who hold “specified foreign financial assets,” including stock of a non-U.S. corporation that is not held in an account maintained by a “financial institution,” and whose aggregate value of all foreign financial assets exceeds $50,000 during the tax year (or a higher dollar amount prescribed by the Internal Revenue Service) may be required to attach to their tax return for the year certain information relating to such specified foreign financial assets as required by the Internal Revenue Service. A U.S. Holder who fails to timely furnish the required information may be subject to penalties. Each U.S. Holder is advised to consult its tax advisor regarding its reporting obligations under this legislation.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred on our short-term and long-term borrowings and interest income generated by excess cash which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2014, we had outstanding long-term bank borrowings of $146.7 million mostly bearing floating rates which are subject to adjustment every 12 months based upon the PRC government’s standard interest rate. The weighted average interest rate as of December 31, 2014 for the long-term bank borrowings was 6.9%. We are currently not engaged in any interest rate hedging activities. A hypothetical five percentage point increase in interest rates would have resulted in an increase of approximately $0.8 million in our interest expense for the year ended December 31, 2014.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2014, we had RMB-denominated cash, cash equivalents, and short-term investments of RMB151.2 million and U.S. dollar-denominated cash, cash equivalents and short-term investments of $4.9 million. Assuming we had converted the U.S. dollar-denominated cash, cash equivalents and short-term investments of $4.9 million into RMB at the exchange rate of $1.00 for RMB6.2067 as of December 31, 2014, this cash, cash equivalents and short-term investments would have been RMB30.4 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, this cash, cash equivalents and short-term investments would have decreased to RMB27.4 million.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. For the year ended December 31, 2014, we did not receive any payment from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program. In December 2012, we instructed the depositary bank to change the ratio of shares of our company by each ADS from five shares to twenty five shares per ADS. In accordance with the agreement between our company and the depositary bank, the latter ceased any reimbursement and waiver, and charged “Termination/Revision Fees” of $1 million to our company.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The following “Use of Proceeds” information relates to:

•	the registration statement on Form F-1, as amended (File Number 333-164307) for our initial public offering of 9,200,000 ADSs, representing 46,000,000 ordinary shares, which registration statement was declared effective by the SEC on October 6, 2010;

•	the registration statement on Form F-3 (File number: 333-195239) to register up to US$150,000,000 of our ordinary shares, including ordinary shares represented by ADSs, preferred shares and warrants, which became effective on May 2, 2014, together with the prospectus supplement dated May 15, 2014, pursuant to which 2,000,000 ADSs, representing 50,000,000 ordinary shares, were offered and sold by us at an offering price of $29.00 per share, or the May 2014 offering. Credit Suisse Securities (USA) LLC acted as the underwriter in the May 2014 offering; and

•	the registration statement on Form F-3 (File number: 333-201223) to register up to US$150,000,000 of our ordinary shares, including ordinary shares represented by ADSs, preferred shares and warrants, which became effective on January 7, 2015, together with the prospectus supplement dated February 5, 2015, pursuant to which 1,540,000 ADSs, representing 38,500,000 ordinary shares, were offered and sold by us at an offering price of $19.50 per ADS, or the February 2015 offering. Credit Suisse Securities (USA) LLC acted as the underwriter in the February 2015 offering.

We received net proceeds of $54.6 million from our May 2014 offering. Our expenses incurred and paid to others in connection with the May 2014 offering totaled $3.4 million, which included $2.6 million for underwriting discounts, $23,500 for reimbursement of the underwriter for FINRA-related expenses and $0.8 million for other expenses.

We received net proceeds of US$28.0 million from our February 2015 offering. Our expenses incurred and paid to others in connection with the May 2014 offering totaled $2.1 million, which included $1.4 million for underwriting discounts, $23,050 reimbursement of the underwriter for FINRA-related expenses and $0.7 million for other expenses.

As of December 31, 2014, we have used all of the net proceeds received from our initial public offering and May 2014 offering. Of the net proceeds from our May 2014 offering, as of December 31, 2014, $25.3 million was used for construction of plant, building and facilities, and $29.3 for purchase and installation of machinery and equipment.

None of the payments described in this Item were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2014. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2014.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2014, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2014, has also audited the effectiveness of internal control over financial reporting as of December 31, 2014.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2014, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Arthur Wong, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act), and the chairman of our audit committee, is our audit committee financial expert.

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

	Year Ended December 31,
	2012	2013	2014
	(in US$ thousands)
Audit fees(1)	700	700	890
Tax fees(2)	8	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Tax fees” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 23, 2013, our board of directors authorized a share repurchase program, whereby our company may repurchase up to US$3 million of our ordinary shares or ADSs from July 23, 2013 to July 22, 2014. The share repurchase program was publicly announced on July 23, 2013. The following table sets forth some additional information about our repurchases made under this program as of the date of this annual report.

	Total Number of ADSs Purchased	Average Price Paid per ADS ($)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs ($)
January 1, 2014 — January 31, 2014	0	—	—	—
February 1, 2014 — February 28, 2014	0	—	—	—
March 1, 2014 — March 31, 2014	0	—	—	—
April 1, 2014 — April 30, 2014	0	—	—	—
May 1, 2014 — May 31, 2014	0	—	—	—
June 1, 2014 — June 30, 2014	0	—	—	—
July 1, 2014 — July 22, 2014	0	—	—	—
Total	0	—	—	—

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the NYSE corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

Section 312.03(b) of the Corporate Governance Rules of the NYSE requires shareholder approval for the issuance of common stock, or of securities convertible into common stock, in any transaction or series of transactions to a “related party” (which term is defined as a director, officer or substantial security holder), a subsidiary, affiliate or other closely related person of such related party, or any company or entity in which a related party has a substantial direct or indirect interest. Under the laws of our jurisdiction of incorporation or home country, the Cayman Islands, and our currently effective memorandum and articles of association, we are not required to obtain shareholder approval before issuing ordinary shares to a related party. In February 2015, we followed home country practice in connection with the offer and sale of 1,025,641 ADSs, representing 25,641,025 ordinary shares, to Duke Elite Limited, an affiliate of Mr. Xiang Xu, a director of ours and president of Daqo Group, pursuant to an underwritten follow-on offering, and at the same price and on the same terms as other ADSs offered and sold in the offering, without shareholder approval.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Daqo New Energy Corp. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-164307))
2.1	Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 2.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
2.2	Amendment No. 1 to Deposit Agreement among Daqo New Energy Corp. and JPMorgan Chase Bank, N.A. as depositary, and holders of American Depositary Receipts (incorporated herein by reference to Exhibit 2.2 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
4.1	2009 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.4	English translation of the Trademark License Agreement among Daqo Group, Chongqing Daqo and Nanjing Daqo dated as of May 8, 2009 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.5	Non-Competition Agreement among Daqo Group, Daqo Cayman (formerly known as Mega Stand International Limited) and Chongqing Daqo dated as of July 1, 2008 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1, as amended (File No. 333-164307))

Exhibit Number	Description of Document
4.6	English translation of the Loan Agreement between Xinjiang Daqo and Bank of China, Shihezi Branch dated as of September 30, 2011 (incorporated herein by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012 (File No. 001-34602))
4.7	English translation of the Loan Agreement between Chongqing Daqo and Chongqing Rural Commercial Bank dated as of October 26, 2011 (incorporated herein by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012 (File No. 001-34602))
4.8	English summary of Loan agreement with China Construction Bank dated as of April 17, 2013 (incorporated herein by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
4.9	English summary of Loan agreement with China Construction Bank dated as of November 6, 2013 (incorporated herein by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
4.10	English summary of Loan agreement with Chongqing Three Gorges Bank dated as of December 18, 2013 (incorporated herein by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
4.11	English translation of Lease Contract (Revised Edition) between Daqo New Material and Chongqing Daqo effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
4.12	English translation of Lease Contract between Daqo New Material and Chongqing Daqo effective as of January 1, 2012 (incorporated herein by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
4.13	English translation of Supplemental Agreement to the Lease Contract between Daqo New Material and Chongqing Daqo effective as of October 1, 2012 (incorporated herein by reference to Exhibit 4.28 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
4.14	English translation of Supplemental Agreement to the Lease Contract between Daqo New Material and Chongqing Daqo effective as of January 1, 2014 (incorporated herein by reference to Exhibit 4.29 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
4.15*	Letter of Financial Support from Daqo Group and certain shareholders of the Registrant effective as of December 10, 2014
4.16*	2014 Share Incentive Plan
4.17*	Letter of Financial Support from Daqo Group and certain shareholders of the Registrant effective as of March 6, 2015
8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-164307))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this annual report on Form 20-F
** Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DAQO NEW ENERGY CORP.

By:	/s/ Gongda Yao
Name:	Gongda Yao
Title:	Chief Executive Officer

Date:	April 17, 2015

DAQO NEW ENERGY CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

DAQO NEW ENERGY CORP.:

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. and its subsidiaries and variable interest entity (the “Company”) as of December 31, 2013, and 2014, and the related consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Daqo New Energy Corp. and its subsidiaries and variable interest entity as of December 31, 2013, and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP
Shanghai, China

April 17, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

DAQO NEW ENERGY CORP.:

We have audited the internal control over financial reporting of Daqo New Energy Corp and its subsidiaries and variable interest entity (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule included in Schedule I as of and for the year ended December 31, 2014 of the Company and our report dated April 17, 2015 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP
Shanghai, China

April 17, 2015

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2014

(In U.S. dollars, except share data)

	December 31,
	2013	2014
ASSETS:
Current assets:
Cash and cash equivalents	$7,831,084	$7,068,483
Restricted cash	8,826,110	22,169,236
Accounts receivable, net of allowance for doubtful accounts of $7,160,782 and $3,189,110 as of December 31, 2013 and 2014	9,909,662	8,714,261
Note receivables	15,929,627	50,239,886
Prepaid expenses and other current assets	23,870,690	12,835,869
Advances to suppliers	860,546	1,352,747
Inventories	10,500,256	9,581,784
Amount due from related parties	13,416,452	9,986,968
Total current assets	91,144,427	121,949,234
Property, plant and equipment, net	488,504,183	559,006,119
Prepaid land use rights	30,377,493	29,006,693
Other non-current assets	173,440	169,173

TOTAL ASSETS	$610,199,543	$710,131,219
LIABILITIES:
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	$118,870,857	$159,803,876
Accounts payable	17,695,490	16,784,156
Note payables	1,573,646	48,941,807
Advances from customers	13,217,775	7,308,535
Payables for purchases of property, plant and equipment	51,766,695	64,575,527
Accrued expenses and other current liabilities	7,461,621	8,955,663
Amount due to related parties	88,537,790	89,698,151
Total current liabilities	299,123,874	396,067,715
Long-term bank borrowings	134,870,287	77,336,160
Advance from customers	11,924,121	3,401,667
Deferred government subsidies	26,954,700	26,557,607
Total liabilities	472,872,982	503,363,149

Commitments and contingencies (Note 17)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS—(Continued)

DECEMBER 31, 2013 AND 2014

(In U.S. dollars, except share data)

	December 31,
	2013	2014
EQUITY:
Daqo New Energy Corp. shareholders’ equity:
Ordinary shares;
$0.0001 per value 500,000,000 shares authorized as of December 31, 2013 and 2014; 175,714,103 and 225,864,103 shares issued as of December 31, 2013 and 2014, respectively and 173,427,853 and 223,577,853 shares outstanding as of December 31, 2013 and 2014, respectively	17,343	22,358
Additional paid in capital	146,676,163	203,125,494
Accumulated losses	(32,667,469)	(16,018,293)
Accumulated other comprehensive income	23,699,196	20,037,183

Treasury Stock, at cost (2,286,250 and 2,286,250 shares as of December 31, 2013 and 2014, respectively)	(398,672)	(398,672)
Total Daqo New Energy Corp. shareholders’ equity	137,326,561	206,768,070
Total equity	137,326,561	206,768,070
TOTAL LIABILITIES AND EQUITY	$610,199,543	$710,131,219

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2013 AND 2014

(In U.S. dollars, except share data)

	Year ended December 31,
	2012	2013	2014
Revenues
Products
- Sales to third parties	$81,929,050	$93,710,464	$158,256,486
- Sales to related parties	2,799,427	13,471,866	15,840,860
Service fee
- Sales to third parties	$2,129,924	$1,817,475	$5,165,254
- Sales to related parties	-	-	3,309,252
Total revenues	86,858,401	108,999,805	182,571,852

Total cost of revenues	(124,290,384)	(135,103,408)	(139,308,511)

Gross (loss) profit	(37,431,983)	(26,103,603)	43,263,341
Operating (expenses) income:
Selling, general and administrative expenses	(12,930,198)	(18,132,515)	(10,293,851)
Research and development expenses	(4,130,533)	(3,391,012)	(1,486,978)
Other operating income, net	8,729,301	5,420,777	552,444
Long-lived asset impairment	(42,754,481)	(158,424,827)	-
Total operating expenses	(51,085,911)	(174,527,577)	(11,228,385)
(Loss) income from operations	(88,517,894)	(200,631,180)	32,034,956
Interest expense	(15,408,023)	(19,349,190)	(15,654,106)
Interest income	990,117	149,752	324,118
Exchange (loss) gain	(55,800)	11,875	(55,792)
(Loss) income before income taxes	(102,991,600)	(219,818,743)	16,649,176
Income tax expense	(10,253,587)	(1,271,765)	-
Net (loss) income from continuing operations	(113,245,187)	(221,090,508)	16,649,176
Total (loss) discontinued operations	(2,392,228)	—	-
Net (loss) income	(115,637,415)	(221,090,508)	16,649,176
Net (loss) income attributable to non-controlling interest	(3,708,474)	(150,147,024)	-

Net (loss) income attributable to Daqo New Energy Corp. ordinary shareholders	$(111,928,941)	$(70,943,484)	$16,649,176

NET (LOSS) EARNINGS PER ORDINARY SHARE
—Continuing operations	$(0.63)	$(0.41)	$0.08
—Discontinued operations	$(0.01)	$—	$—
Basic—ordinary shares	$(0.64)	$(0.41)	$0.08
—Continuing operations	$(0.63)	$(0.41)	$0.08

—Discontinued operations	$(0.01)	$—	$—

Diluted—ordinary shares	$(0.64)	$(0.41)	$0.08
ORDINARY SHARES USED IN CALCULATING EARNINGS PER ORDINARY SHARE
Basic—ordinary shares	175,067,343	173,068,420	206,349,976

Diluted—diluted shares	175,067,343	173,068,420	211,353,643

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

	Year ended December 31,
	2012	2013	2014
Net (loss) income	$(115,637,415)	$(221,090,508)	$16,649,176
Other comprehensive income:
Foreign currency translation adjustments	3,838,790	5,543,033	(3,662,013)
Total other comprehensive income	3,838,790	5,543,033	(3,662,013)
Comprehensive (loss) income	(111,798,625)	(215,547,475)	12,987,163
Comprehensive (loss) income attributable to noncontrolling interest	(2,075,866)	(148,752,181)	—
Comprehensive (loss) income attributable to Daqo New Energy Corp. shareholders	$(109,722,759)	$(66,795,294)	$12,987,163

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

	Ordinary shares		Treasury	Additional paid in	Accumulated	Accumulated other comprehensive	Noncontrolling
	Number	$	Stock	capital	Loss	income	interest	Total
Balance at January 1, 2012	175,714,103	17,571	—	142,511,581	150,204,956	18,444,123	140,847,996	452,026,227

Net loss	—	—	—	—	(111,928,941)	—	(3,708,474)	(115,637,415)
Other comprehensive income	—	—	—	—	—	2,206,182	1,632,608	3,838,790
Share-based compensation	—	—	—	2,249,834	—	—	—	2,249,834
Stock Repurchases	(2,836,670)	(283)	(494,928)	(5,513)	—	—	—	(500,724)
Disposal of Nanjing Daqo New Energy Co., Ltd.	—	—	—	—	—	(1,099,299)	—	(1,099,299)

Balance at December 31, 2012	172,877,433	17,288	(494,928)	144,755,902	38,276,015	19,551,006	138,772,130	340,877,413

Net loss	—	—	—	—	(70,943,484)	—	(150,147,024)	(221,090,508)
Other comprehensive income	—	—	—	—	—	4,148,190	1,394,843	5,543,033
Share-based compensation	—	—	—	1,881,401	—	—	—	1,881,401
Deconsolidation of Daqo New Material Co., Ltd.	—	—	—	—	—	—	9,980,051	9,980,051
Options Exercise	550,420	55	96,256	38,860	—	—	—	135,171

Balance at December 31, 2013	173,427,853	17,343	(398,672)	146,676,163	(32,667,469)	23,699,196	—	137,326,561

Net income	—	—	—	—	16,649,176	—	—	16,649,176
Other comprehensive income	—	—	—	—	—	(3,662,013)	—	(3,662,013)
Share-based compensation	—	—	—	1,792,819	—	—	—	1,792,819
Follow-on equity offering, net of issuance costs	50,000,000	5,000	—	54,619,447	—	—	—	54,624,447
Options Exercise	150,000	15	—	37,065	—	—	—	37,080

Balance at December 31, 2014	223,577,853	$22,358	$(398,672)	$203,125,494	$(16,018,293)	$20,037,183	$—	$206,768,070

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

	Year ended December 31,
	2012	2013	2014
Operating activities:
Net (loss) income	$(115,637,415)	$(221,090,508)	$16,649,176
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Long-lived assets impairment	42,754,481	158,424,827	—
Share-based compensation	2,249,834	1,881,401	1,792,819
Inventory write-down	14,821,620	29,905,734	175,568
Allowance for doubtful accounts	359,733	5,482,019	(3,823,744)
Depreciation of property, plant and equipment	37,371,791	52,250,595	28,007,943
Gain on disposition of Nanjing Daqo	(1,099,299)	—	—
Loss on disposal of Property	—	—	314,728
Plant and Equipment
Changes in operating assets and liabilities:
Accounts receivable	(10,295,169)	12,431,119	4,775,333
Note receivables	(2,633,764)	(11,496,473)	(34,702,180)
Prepaid expenses and other current assets	(15,042,913)	29,616	10,217,835
Advances to suppliers	2,098,761	(122,753)	(513,373)
Inventories	(6,745,803)	(25,270,470)	484,562
Amount due from related parties	8,418,601	(6,853,965)	2,193,604
Prepaid land use rights	(841,195)	264,549)	623,413
Other non-current assets	4,645,277	4,513,271	229,688
Accounts payable	3,249,172	5,349,428	(475,966)
Note payables	16,776,966	(19,760,436)	31,992,814
Accrued expenses and other current liabilities	(150,005)	468,946	1,677,622
Income tax payable	(8,052,589)	(160,480)	—
Advances from customers	(8,794,585)	(4,254,342)	(13,813,120)
Amount due to related parties	14,047,531	(415,960)	(453,075)
Deferred government subsidies	618,958	482,563	266,082
Deferred tax assets	11,572,778	1,415,502	—

Net cash (used in) provided by operating activities	(10,307,234)	(16,525,817)	45,619,729

Investing activities:
Purchases of property, plant and equipment	(105,659,395)	(32,504,507)	(77,028,755)
(Decrease)/Increase in restricted cash	80,435	1,823,635	(13,560,277)
Proceeds from disposition of Nanjing Daqo	2,656,490	—	—
Decrease in cash on deconsolidation of Daqo New Material	—	(15,241)	—

Net cash used in investing activities	(102,922,470)	(30,696,113)	(90,589,032)

Financing activities:
Proceeds from related parties loans	1,645,923	157,271,287	275,134,122
Repayment of related parties loans	—	(69,386,568)	(275,088,560)
Proceeds from bank borrowings	129,572,090	74,551,991	176,114,553
Repayment of bank borrowings	(103,573,459)	(113,745,197)	(186,549,888)
Purchase and retirement of treasury shares	(500,724)	—	—
Proceeds from options exercised	—	135,171	37,080
Proceeds from follow-on equity offering	—	—	58,000,000
Insurance cost for follow-on equity offering	—	—	(3,375,553)

Net cash provided by financing activities	27,143,830	48,826,684	44,271,754
Effect of exchange rate changes on cash and cash equivalents	67,800	(452,694)	(65,052)

Net (decrease) increase in cash and cash equivalents	(86,018,074)	1,152,060	(762,601)
Cash and cash equivalents at the beginning of the year	92,697,098	6,679,024	7,831,084

Cash and cash equivalents at the end of the year	$6,679,024	$7,831,084	$7,068,483

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

	Year ended December 31,
	2012	2013	2014
Supplemental disclosure of cash flow information:
Interest paid	$15,555,495	$19,657,071	$17,771,457
Income taxes paid	$8,052,589	$—	$—
Disposition of Nanjing Daqo:
Total consideration	$9,888,742	$—	$—
Less: amount due from Daqo Group	$(5,110,085)	$—	$—
Total cash consideration received	$4,778,657	$—	$—
Less: cash and cash equivalents disposed	$(2,122,167)	$—	$—
Net cash inflow on the disposition	$2,656,490	$—	$—
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payable	$46,594,935	$51,766,695	$79,989,590
Purchases of property, plant and equipment included in amount due to related parties	$5,678,393	$940,135	$5,651,053

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

Because the aggregate value of the monthly rental payments that Chongqing Daqo is contractually obligated to make to Daqo New Material represents the majority of the value of Daqo New Material’s assets, Chongqing Daqo has the majority of investment risk in Daqo New Material. Further, the Group has concluded that the arrangement results in Chongqing Daqo providing an implicit guarantee to protect Daqo Group from absorbing losses incurred by Daqo New Material, thus Daqo New Material is considered to be a variable interest entity of Chongqing Daqo. Furthermore, the operating activities of Daqo New Material are most closely associated with Chongqing Daqo and the management of Chongqing Daqo also acts as the management of Daqo New Material. Based on these factors, Chongqing Daqo has the power to control Daqo New Material and is considered the primary beneficiary of Daqo New Material. The assets and liabilities of Daqo New Material are consolidated at historical cost given they were held by entities under common control at the time of the lease agreement. Daqo Group’s total equity interests in Daqo New Material are presented as a noncontrolling interest.

On December 31, 2013, Chongqing Daqo and Daqo New Material terminated the lease agreement. As a result, the Company deconsolidated Daqo New Material on December 31, 2013. ..

In the periods presented, the Group manufactured and sold polysilicon and wafers through Chongqing Daqo and Xinjiang Daqo, and sold modules through Nanjing Daqo before September 28, 2012 when Nanjing Daqo was sold to the Daqo Group.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to arrange adequate financing arrangements, including the renewal or rollover of its bank borrowings, to support its working capital requirements.

As of December 31, 2014, the Group’s current liabilities exceed its current assets by $274,118,480. While the Group had cash and cash equivalents of $ 7,068,483, and short-term bank borrowings of $ 90,443,007 will be due within one year. The current portion of long-term bank borrowings amounting to $ 69,360,869 is restricted to purchase fixed assets and required to be paid off upon due dates. Additionally, the Group has capital commitment of $20.4 million to be fulfilled in the next twelve months.

However, the Group regards the going concern assumption as appropriate considering the following plans and actions:

1.	On March 6, 2015, the Group obtained a letter of financial support from Daqo Group which has committed to provide sufficient financial support to the Group to ensure the Group has the funds required to satisfy its obligations as they come due in the normal course during the twelve months ending December 31, 2015. Further, the support letter provides that Daqo Group will not require the Group to pay the amount owed to the Daqo Group and subsidiaries of Daqo Group, Daqo Solar, Daqo New Material and Xinjiang Daqo Investment.

2.	In February 2015, the Group has obtained approximately $28.0 million through a follow-on equity offering.

3.	For the first time since 2012, the Group generated net income and positive cash flow from operations in 2014 amounting to $16.7 million and $45.6 million, respectively.

4.	The Group has or is in the process of taking a number of cost reduction initiatives, including the new hydrochlorination system, technology improvement and polysilicon capacity expansion in Xinjiang.

5.	The Group has performed a review of its cash flow forecasts for the twelve month period ending December 31, 2015, and believes that its operating cash flow will be positive during the twelve month period ending December 31, 2015.

6.

As of March 31, 2015, the Company successfully rolled over, renewed or replaced with new loans by existing creditors totaling $30.6 million. While there can be no assurance, management believes they will be able to roll over or renew substantially all of the $90.4 million of short term loans outstanding as of December 31, 2014.

Based on the above factors, management believes that adequate sources of liquidity will exist to fund the Group’s working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they become due.

(b) Basis of consolidations

The consolidated financial statements include the financial statements of the Group. All intercompany transactions and balances have been eliminated on consolidation.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Management has made significant estimates in a variety of areas, including but not limited to allowance for doubtful accounts, inventories valuation, useful lives and residual values of long-lived assets, impairment for long lived assets, consolidation of Daqo New Material, valuation allowances for deferred tax assets, interest capitalization, warranty accrual and certain assumptions used in the computation of share-based compensation and related forfeiture rates. The Group revised the estimates of expected useful lives of property, plant and equipment on January 1, 2014, and please refers to Note 2 (i) for details.

(d) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and notes receivable.

The Group places its cash and cash equivalents in various financial institutions in the PRC. The Group believes that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit ratings.

Accounts receivable represent those receivables derived in the ordinary course of business. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for doubtful accounts mainly based on aging of the receivables and other factors surrounding the credit risk of specific customers. The allowance for doubtful accounts is $7,160,782 and $ 3,189,110 as of December 31, 2013 and 2014, respectively, based on the aging of the receivables and the Group’s assessment of the customers’ credit risk.

The following customers accounted for 10% or more of accounts receivable:

	December 31,
Accounts receivable	2013			2014
Customer A		$3,673,455		$		*
Customer B		$1,225,831		$		*
Customer C		$1,507,576			$2,213,393
Customer D	$		*		$1,578,947
Customer E	$		*		$1,330,145
Customer F	$		*		$1,071,415

*	Represents less than 10%

From time to time, certain accounts receivable balances are settled in the form of notes receivable. As of December 31, 2013 and 2014, notes receivable represents bank acceptance drafts that are non-interest bearing and due within 6 months.

Total sales of polysilicon to the Group’s largest customers whose sales constitute over 10% of revenue accounted for approximately 25%, 30% and 23% of revenues for the years ended December 31, 2012, 2013 and 2014, respectively. The Group is substantially dependent upon the continued participation of these customers in order to maintain its total revenues. Significantly reducing the Group’s dependence on these customers is likely to take time and there can be no guarantee that the Group will succeed in reducing that dependence.

Furthermore, all of the Group's long-term bank borrowings are guaranteed by Daqo Group, our related party, who has also committed to provide financial support to meet the Group's short term bank borrowings obligations, other liabilities and commitments as they become due (see Note 2(a)). The Group's access to credit is significantly reliant on Daqo Group's ability and willingness to continue to provide sufficient financial support.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

(f) Restricted cash

Restricted cash amounted to $8,826,110 and $22,169,236 as of December 31, 2013 and 2014, respectively, and are deposited in bank accounts as deposits for short-term letters of credit and notes issued by several banks for purchases of raw materials, plant and equipment. These deposits carry fixed interest rates and will be released when the related letters of credit or notes are settled by the Group. The Group considers the restricted cash balances as equivalent to an investment whose return of principal requires the satisfaction of conditions (i.e., settlement of letters of credit or notes) rather than a withdrawal demand. Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment and, accordingly, the Group has presented such deposits and withdrawals as investing activities in the consolidated statements of cash flows.

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

(h) Inventories

Inventories are stated at lower of cost or market. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess inventories to the estimated market value based on historical and forecasted demand. Estimated market value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. The charges to inventory for the years ended December 31, 2012, 2013 and 2014 were $14,821,620, $29,905,734 and $ 175,568, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

(i) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the following estimated useful lives:

Buildings and plant	30 years
Machinery and equipment	15 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	6 years

The Group reassesses the reasonableness of the estimates of useful lives and residual values of long-lived assets when events or changes in circumstances indicate that the useful lives and residual values of a major asset or a major category of assets may not be reasonable. Factors that the Group considers in deciding when to perform an analysis of useful lives and residual values of long-lived assets include, but are not limited to, significant variance of a business or product line in relation to expectations, significant deviation from industry or economic trends, and significant changes or planned changes in the use of the assets. The analysis will be performed at the asset or asset category with the reference to the assets’ conditions, current technologies, market, and future plan of usage and the useful lives of major competitors.

In 2013, the Group decided to relocate a majority of Chongqing’s polysilicon assets to Xinjiang. As part of the decision to make significant investment to relocate the assets, the Group revisited the expectation as to the useful lives of these assets. Based on this review, the Group determined that the condition of its major assets, having now been in operations for a meaningful percentage of the original estimated lives, were in better condition, than the original useful life expectation had predicted, accordingly, the Group engaged an independent valuation firm to assist in reassessing the remaining economic useful life of the polysilicon assets in both Chongqing and Xinjiang. The analysis was completed in the first quarter of 2014.

Therefore, the Group revised the estimates of expected useful lives of long-lived assets from January 1, 2014. The useful lives of machinery and equipment were expended from 10 years to 15 years, while buildings and structures were expended from 20 years to 30 years. No changes were made to furniture, fixtures and equipment, or motor vehicles. During the year ended December 31, 2014, the change in useful lives reduced depreciation expense of approximately $18.7 million, a majority of which was recorded in "Total cost of revenues", accordingly the impact on net income and basic net income per share is $18.7 million and $0.09 per ordinary share respectively.

Costs incurred on construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the cost of such assets. The Group capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. Interest expense capitalized for the years ended December 31, 2012, 2013 and 2014 was $7,245,747, $nil and $1,960,259 respectively.

(j) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The Group’s land use rights in the PRC are stated at cost less recognized lease expenses. Lease expense is recognized over the term of the agreement on a straight-line basis. The Group recorded lease expenses of $958,558, $781,706 and $ 628,052, for the years ended December 31, 2012, 2013 and 2014, respectively.

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

During each of the three year ended December 31, 2012, 2013 and 2014, the impairment changes were $42,754,481, $158,424,827 and $nil, respectively. The impairment loss incurred during the year ended December 31, 2012 was related to the impairment of long-lived assets of the wafer business, and was triggered primarily by the significant decrease in average selling prices for wafers that was experienced in 2012. The impairment loss incurred during the year ended December 31, 2013 was related to the buildings and plant of polysilicon asset group in Chongqing Daqo and Daqo New Material, and was triggered primarily by the significant decrease in average selling prices for polysilicon and the Group's decision of relocating significant machinery and equipment located at Chongqing Daqo to Xinjiang Daqo as a part of its expansion plan.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

Customers frequently pay for products prior to the delivery of the products. Advance payments are recorded as advances from customers.

Service revenue

The Group also provides OEM services to customers, such as the provision of service to process polysilicon into ingots and wafers. The Group recognizes revenue when there is persuasive evidence of an arrangement, the service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured.

(m) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, electricity and other utilities, consumables, direct labor, overhead costs, depreciation of property, plant and equipment, and manufacturing waste treatment processing fees.

(n) Shipping and handling

Costs to ship products to customers are recorded as selling expenses in the consolidated statements of operations. Costs to ship products to customers were $1,033,808, $1,901,384 and $2,054,786, respectively for the years ended December 31, 2012, 2013 and 2014.

(o) Research and development expenses

Research and development expenses include materials and utilities consumed in research and development activities, payroll and related costs and depreciation of property and equipment associated with the research and development activities, which are expensed when incurred. In the years ended December 31, 2013 and 2014, the Group incurred additional research and development expenses for its Xinjiang Phase II polysilicon facilities to achieve the targets for quality, capacity and cost during the pilot production period.

(p) Government subsidies

The Group receives unrestricted cash subsidies from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to land use right fees, value-added tax and income taxes paid, bank loan interest expenses paid or electricity consumed by the Group, however, these subsidies do not represent tax refunds or reimbursements of expenditures. The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received for the years ended December 31, 2012, 2013 and 2014 were $9,250,296, $5,249,788 and $926,173, respectively. Government grants related to assets are recorded as long term liabilities and are recognized as an offset to depreciation expense on a straight-line basis over the useful life of the associated asset. The Group received government grants related to assets of $1,383,487, $1,172,160 and $113,735 during the years ended December 31, 2012, 2013 and 2014, respectively.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

(r) Share-based compensation

The Group recognizes share-based compensation in the statement of operations based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The Group has made an estimate of expected forfeiture and is recognizing compensation costs only for those equity awards expected to vest. The share-based compensation expenses have been categorized as either selling, general and administrative expenses, research and development expenses and cost of sales, depending on the job functions of the grantees. For the years ended December 31, 2012, 2013 and 2014, the Group recognized share-based compensation expense of $2,249,834, $1,881,401 and $1,792,819, respectively, which was classified as follows:

	Year ended December 31,
	2012	2013	2014
Selling, general and administrative expenses	$2,018,817	$1,743,768	$1,544,078
Research and development expenses	175,242	60,987	12,310
Cost of sales	55,775	76,646	236,431
Total	$2,249,834	$1,881,401	$1,792,819

(s) (Loss) earnings per share

Basic (loss) earnings per ordinary share are computed by dividing the net (loss) net income attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Diluted earnings per share is computed using the treasury stock method. During the years ended December 31, 2012, 2013 and 2014, the ordinary shares issuable upon the exercise of outstanding share options of nil, nil and 5,003,667 shares are included in the calculation of dilutive earnings per share.

(t) Foreign currency translation

The reporting currency of the Company is the United States dollar (“U.S. dollar”). The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in other currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange in effect at the balance sheet dates. Transactions dominated in currencies other than the U.S. dollar during the year are converted into U.S. dollar at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in the statements of operations.

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

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to $11,436,370 and $24,356,970 as of December 31, 2013 and 2014, respectively.

(u) Comprehensive income

Our financial statements include the Consolidated Statements of Comprehensive (Loss) Income as required by new accounting guidance, which we retrospectively adopted during 2012. As of December 31, 2013 and 2014, Accumulated Other Comprehensive Income was comprised entirely of foreign currency translation adjustments.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

(v) Fair value of financial instruments

The Group estimates fair value of financial assets and liabilities as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). The fair value measurement guidance establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other current assets, amount due from related parties, accounts payable, other current liabilities, payables for purchase of property, plant and equipment, amounts due to related parties and short-term and current portion of long-term bank borrowings. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

The fair values of the Group’s plant and equipment and long-term bank borrowings as of December 31, 2013 and 2014 are estimated by discounted cash flow technique using an interest rate corresponding to debt with similar maturities and risks on the measurement date.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 20112, 2013 AND 2014

(In U.S. dollars, except share data)

(w) Variable Interest Entity

The Group uses a qualitative approach in assessing the consolidation requirement for variable interest entities. The approach focuses on identifying which enterprise has the power to direct the activities that most significantly impact the variable interest entity's economic performance and which enterprise has the obligation to absorb losses or the right to receive benefits from the variable interest entity. In the event that the Group is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity will be included in the Group's Consolidated Financial Statements.

(x) Noncontrolling interest

The noncontrolling interest represents Daqo Group’s equity interest in Daqo New Material. The Group classified the ownership interest in the consolidated entity held by a party other than the Group to noncontrolling interest in the consolidated financial statements. It also reported the consolidated net income at amounts that include the amounts attributable to both the parent and the noncontrolling interest on the face of the consolidated statements of operations and comprehensive income. On December 31, 2013, Daqo New Material was deconsolidated, therefore the noncontrolling interest was $nil as of December 31, 2013 and 2014.

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

(z) Recent accounting pronouncements

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g. assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

3. EXIT and DISPOSAL ACTIVITIES

(a) Disposal of Nanjing Daqo

On September 28, 2012, in order to focus on the Group's core competency and enhance operating efficiency, the Group sold 100% equity interests in Nanjing Daqo to our related party, Daqo Group, after the Group failed to identify a third party investor from its public bidding procedure undertaken through the Nanjing Property Right Trading Center for a total consideration of RMB62 million (US$9.9 million). The sales price was determined with reference to the valuation result as of March 31, 2012 performed by an independent third party valuer, which determined the fair value to approximate the net asset value of approximately $12.0 million, less the operating loss of Nanjing Daqo incurred during the period from April 1, 2012 to September 28, 2012 of approximately $2.1 million. The loss from discontinued operation of $2,392,228 represents the aggregation of the loss incurred by Nanjing Daqo during the period from January 1, 2012 to September 28, 2012 of $3,491,527 and the gain on disposition of $1,099,299, which was the reclassification of foreign currency translation gain from other comprehensive income of $1,099,299. There were no remaining assets or liabilities associated with discontinued operations in the consolidated balance sheet as of December 31, 2012.

The discontinued operations were retrospectively reflected for all the prior years presented in the consolidated statements of operations. The operating results reported as discontinued operations for the years ended December 31, 2012 are summarized as follows:

Year ended December 31,
2012
Revenues	$6,454,830
Operating costs and expenses	(9,946,357)
Loss from discontinued operations before income taxes	(3,491,527)
Income tax benefit	—
Loss from discontinued operations	$(3,491,527)

(b) Relocation of Polysilicon Operations to Xinjiang

As of December 31, 2013, the Group had a plan to expand the capacity at the Xinjiang plant and is in the process of relocating significant production assets, with a carrying value of $ 144.7 million, from Chongqing Daqo to its Xinjiang plant. In connection with this relocation plan, the Group determined i) to cease a retooling project at its polysilicon production line located at Chongqing Daqo in the second quarter of 2013, and ii) it was more practical to relocate its machinery and equipment located at Chongqing Daqo, to Xinjiang as part of the Polysilicon Phase II Expansion Project plan. The Group expects to fully ramp up this expansion project by the end of the second quarter of 2015. Therefore, the Group recorded an impairment charge of $158.4 million in connection with this decision in the second quarter of 2013 and subsequently terminated its lease arrangement with Daqo New Material on December 30, 2013. As of December 31, 2013, the Group has incurred approximately $0.8 million in employee termination costs and $0.5 million in connection with relocation costs, all of which were recorded in selling, general and administrative expenses.

In August 2014, the Board of Directors approved the Company to launch an early stage research for the Polysilicon Phase III Expansion Project in Xinjiang. After a comprehensive analysis of the capacity and comparability of the Chongqing machinery and equipment, the Company concluded that it would be more efficient to use part of the machinery and equipment in Phrase III, rather than using all of them in Phrase II Expansion Project. As a result, the Company has changed its original relocation plan and determined to utilize a portion of these equipment and machinery in Polysilicon Phase III Expansion Project in Xinjiang.

As of December 31, 2014, about $46.1 million of $116.1 million of the machinery and equipment have been relocated from Chongqing Daqo to its Xinjiang plant for Polysilicon Phase II Expansion Project, which is expected to be fully ramp up by the end of the second quarter of 2015. The Company expects to complete the Polysilicon Phase III Expansion Project by early 2017, and the remaining machinery and equipment of $70.0 million will be relocated from Chongqing to Xinjiang then. The Group spent approximately $0.5 million on a quarterly basis to keep these machinery and equipment in good condition, including $0.3 million wages and $0.2 million electricity fees.

The change to the original relocation plan indicated that the carrying amount of the remaining machinery and equipment of $70.0 million may not be recoverable. The Group engaged an independent valuation firm to assist in performing the recoverability test. Based on the test, the Group concluded that the estimated sum of the undiscounted cash flows expected to be generated from the use and eventual disposition of the polysilicon group were in substantial excess of the carrying amount, and no impairment was noted as of December 31, 2014.

During the year ended December 31, 2014, additional $0.8 million relocation cost occurred, which was recorded in selling, general and administrative expenses. No material liabilities, including contract termination costs, are recorded in connection with this relocation plan as of December 31, 2013 and 2014. The Group expects to incur additional costs of $2.3 million in relocating the equipment.

4. FOLLOW-ON EQUITY OFFERING

In May 2014, the Company issued and sold 2,000,000 America depositary shares ("ADSs"), representing 50,000,000 ordinary shares, through a follow-on equity offering. The proceeds, net of issuance cost of $3.4 million, were $54.6 million.

 5. ALLOWANCES FOR DOUBTFUL RECEIVABLES

The Group made provisions for doubtful accounts receivables in the aggregate amount of $359,733 and $5,482,019 during the year ended 2012 and 2013. The Group reversed provision for doubtful accounts receivables in the aggregate amount of $3,823,744 during the year ended December 31, 2014.

Analysis of allowances for accounts receivable is as follows:

	Year ended December 31,
	2012	2013	2014
Beginning of the year	$1,202,940	$1,592,467	$7,160,782
Allowances (Reversal) during the year	359,733	5,482,019	(3,823,744)
Foreign exchange effect	29,794	86,296	(147,928)
Closing balance	$1,592,467	$7,160,782	$3,189,110

As of December 31, 2013, the Group provided full allowance for certain long aging receivables based on available information on the customer's deteriorated credit risks and poor financial performance. In 2014, along with the recovery of solar industry and continued legal actions, the Group was able to collect payments on these receivable, as such, an allowance of $4,171,528 previously recorded has been reversed in 2014.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

5. PREPAID EXPENSE AND OTHER CURRENT ASSETS

Prepaid expense and other current assets consist of the following:

	December 31,
	2013	2014
Spare parts	$6,264,805	$6,385,388
Prepaid Value added tax (“VAT”)	15,273,592	5,857,017
Prepaid insurance fee	218,865	226,564
Others	2,113,428	366,900
Total	$23,870,690	$12,835,869

6. INVENTORIES

Inventories consist of the following:

	December 31,
	2013	2014
Raw materials	$2,084,050	$1,362,944
Work-in-process	4,666,821	5,411,360
Finished goods	3,749,385	2,807,480

Total	$10,500,256	$9,581,784

Inventory write-down was $14,821,620, $29,905,734 and $175,568 for the years ended December 31, 2012, 2013and 2014, respectively.

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2013	2014
Cost
Buildings and plant	$235,690,310	$233,230,935
Machinery and equipment	355,429,064	351,409,724
Furniture, fixtures and equipment	21,329,752	18,469,913
Motor vehicles	262,562	257,408
Less: Accumulated depreciation	(145,031,744)	(169,264,463)
Property, plant and equipment, net	$467,679,944	$434,103,517
Construction in process	20,824,239	124,902,602

Total	$488,504,183	$559,006,119

Depreciation expense was $37,371,791, $52,250,595 and $28,007,943 for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group recognized impairments for long-lived assets of $42,754,481, $158,424,827 and $nil during the years ended December 31, 2012, 2013 and 2014, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

8. BORROWINGS

The Group’s bank borrowings consisted of the following:

	December 31,
	2013	2014
Short-term bank borrowings	$68,821,014	$90,443,007
Long-term bank borrowings, current portion	50,049,843	69,360,869
Total borrowings, current	118,870,857	159,803,876
Long-term bank borrowings, non-current portion	134,870,287	77,336,160
Total	$253,741,144	$237,140,036

Short-term bank borrowings

The Group’s short-term bank borrowing consisted of the following:

	December 31,
	2013	2014
Short-term bank borrowing guaranteed by Daqo Group and Mr. Guangfu Xu and Mr. Xiang Xu	$28,080,770	$27,389,890
Short-term bank borrowing guaranteed by Daqo Group and a third party	11,562,670	11,278,190
Short-term credit bank borrowings	29,177,574	51,774,927
Total	$68,821,014	$90,443,007

The Group had available credit of $18.2 million and $8.5 million under its short-term bank facilities with various banks as of December 31, 2013 and 2014, respectively.

The weight average interest rate on the short-term bank borrowing was 6.4% and 6.8% as of December 31, 2013 and 2014.

Long-term bank borrowings

The long-term bank borrowings, including current portion, as of December 31, 2013 and 2014 are comprised of:

	December 31,
	2013	2014
Borrowing from China Construction Bank	$7,102,783	$6,444,680
Borrowing from Huaxia Bank	35,679,096	25,778,720
Borrowing from Bank of China	123,885,750	101,503,710
Borrowing from Chongqing Rural Commercial Bank	18,252,501	12,969,919
Total	$184,920,130	$146,697,029

On January 21, 2009, Chongqing Daqo entered into a six-year long term facility agreement with China Construction Bank. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing credit amounted to $64.4 million (RMB400 million), bearing a standard five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Daqo Group and Mr. Guangfu Xu. As of December 31, 2014, Chongqing Daqo had drawn down $64.4 million (RMB400 million) and had no facility available for future draw down. Chongqing Daqo had repaid $58.0 million (RMB360 million) as of December 31, 2014, and the remaining $6.4 million (RMB40 million) had also been repaid in January 2015. There are no financial covenants associated with the facility.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

On September 28, 2011, Chongqing Daqo entered into a four-year credit facility agreement with Huaxia Bank with maximum amount of $64.4 million (RMB400 million). Chongqing Daqo drew down $61.2 million (RMB380 million), including: $20.9 million (RMB130 million) with fixed interest rate of 6.65%, which is designated for working capital and $40.3 million (RMB250 million) with fixed interest rate of 6.9% which is restricted to the purchase of fixed assets. Chongqing Daqo used the remaining facility of $3.2 million (RMB20 million) through use of bank acceptance notes. As of December 31, 2014, Chongqing Daqo had repaid 38.7 million (RMB240 million) and had no facility available for future draw down. This credit facility is guaranteed by Daqo Group and also collateralized by Chongqing Daqo’s land use right and plant amounting to $8.7 million as of December 31, 2014.The facility contains a financial covenant, and Chongqing Daqo was in compliance as of December 31, 2014.

On September 30, 2011, Xinjiang Daqo entered into a six-year bank borrowing agreement with Bank of China. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount of $120.8 million (RMB750 million) and bears interest at standard five-year long term interest rate issued by People’s Bank of China plus 5%. As of December 31, 2014, Xinjiang Daqo had drawn down $120.8 million (RMB750 million) and repaid $19.3 million (RMB 120 million) and had no facility available for future draw down. The borrowing is guaranteed by Daqo Group, Daqo New Material, two affiliated companies under Daqo Group and Mr. Guangfu Xu. On June 30, 2014, an amendment to this credit facility was signed between Xinjiang Daqo and Bank of China, under which machinery and equipment with a total carrying amount of $103.4 million was pledged as collaterals for this credit facility. The borrowing contains a financial covenant, and Xinjiang Daqo was in compliance as of December 31, 2014.

On October 26, 2011, Chongqing Daqo entered into a four-year credit facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing amount $39.6 million (RMB 245.5 million) and bears interest at three to five-year long term interest rate issued by People’s Bank of China plus 10%. The borrowing is guaranteed by Daqo Group, and two directors of the Company. As of December 31, 2014, Chongqing Daqo had drawn down $39.6 million (RMB 245.5 million) and repaid $26.6 million (RMB 165 million) and had no facility for future draw down. There are no financial covenants associated with the facility.

The weighted average interest rate as of December 31, 2013 and 2014 for the Group’s long-term bank borrowings was 7.2% and 6.9%, respectively.

The principal maturities of these long-term bank borrowings as of December 31, 2014 are as follows:

December 31, 2014	Amount
2015	$69,360,869
2016	40,279,250
2017	37,056,910
Total	$146,697,029

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2013	2014
Accrued payroll and welfare	$2,588,312	$3,309,850
Accrued professional fees	624,825	576,786
Other tax payable	1,378,963	2,263,055
Interest payable	305,087	148,995
Government subsidy	908,496	—
Contingent liability (Note 17)	—	400,000
Others	1,655,938	2,256,977
Total	$7,461,621	$8,955,663

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

10. ADVANCES FROM CUSTOMERS

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group’s revenue recognition policy.

Advances from customers consist of the following and is analyzed as long term and short term portion respectively:

	December 31,
	2013	2014
Customer A*	$15,987,573	$8,041,836
Customer G	4,220,355	2,405,619
Customer H	2,996,550	—
Others	1,937,418	262,747
Total	$25,141,896	$10,710,202
Less: Current portion of advances from customers	$13,217,775	$7,308,535
Long term advances from customers	$11,924,121	$3,401,667

* Pursuant to the terms of the Group's revised supply agreement with this customer the Group will deliver monthly amounts of polysilicon, totaling no less than RMB2.4 million (equivalent of $0.4 million) from April 2014 to September 2016, or until such time as the advance has been fully utilized.

11. FAIR VALUE MEASUREMENTS

The following table presents the financial instruments for which fair value does not approximate carrying value as of December 31, 2013 and 2014:

	As of December 31, 2013		As of December 31, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term bank borrowing	$134,870,287	$124,047,823	77,336,160	71,422,148

Nonrecurring Fair Value Measurements

The following table displays assets and liabilities that were measured at fair value on a non-recurring basis after initial recognition;

	Year ended December 31, 2013
Description	Carrying amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Long-lived assets held and used	$307,942,362	$	$149,517,535	$—	$158,424,827

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

12. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During the years ended December 31, 2012, 2013 and 2014, the Group recognized $3,325,383, $3,142,213 and $3,130,308 respectively.

(b) Statutory Reserves

Foreign invested enterprises in PRC are required under PRC laws to provide for certain statutory reserves, such as a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. These entities are required to allocate at least 10% of their after tax profits as reported in their PRC statutory financial statements to the general reserve and have the right to discontinue allocations to the general reserve if the balance of such reserve have reached 50% of their registered capital. These statutory reserves are not available for distribution to the owners (except in liquidation) and may not be transferred in the form of loans, advances or cash dividends. As of December 31, 2013 and 2014, $16,803,191 and $20,190,729 was respectively appropriated from the accumulated loss of Chongqing Daqo. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer the registered capital and statutory reserves to the Company in the form of dividends, loans or advances and the restricted portion amounted to $124,814,365 and $182,840,330 as of December 31, 2013 and 2014, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Chongqing Daqo is a foreign invested enterprise located in Chongqing. In accordance with a PRC tax regulation which encourages investment in China’s southwest region, Chongqing Daqo is entitled to a preferential tax rate of 15% from its establishment through 2012. On November 19, 2012, Chongqing Daqo obtained a High and New Technology Enterprise (“HTNE”) certificate for a valid period of 3 years till 2014. During the years ended December 31, 2013 and 2014, Chongqing Daqo was entitled to a preferential tax rate of 15% because of its HTNE status.

Daqo New Material, which was deconsolidated on December 31, 2013, is a domestic enterprise registered in Chongqing and is subject to an income tax rate of 25% for each of the two years ended December 31, 2013.

Nanjing Daqo is a foreign-invested enterprise established on December 20, 2007 located in Nanjing. The Group started to carry out its operation from July, 2011, and was disposed on September 28, 2012. It is subject to an income tax rate of 25% for the year ended December 31, 2012.

Xinjiang Daqo is a foreign-invested enterprise established on February, 2012 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. The entity was subject to an income tax rate of 25% for the years ended December 31, 2012 and 2013. On November 25, 2014, Xin Jiang Daqo was entitled to a preferential tax rate of 15%, because of the obtainment of a High and New Technology Enterprise (“HTNE”) certificate for a valid period of 3 years till 2016.

United States

Daqo America was liquidated in 2013 and it was subject to United States income tax at a combined federal and state tax rate of 40% in 2012 and 2013.

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. The Company's PRC subsidiaries did not have retained earnings as of December 31, 2014, therefore, no provision for PRC dividend withholding tax has been provided thereon.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2013 and 2014. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2013, the Group’s PRC subsidiaries are subject to examination of the PRC tax authorities. The Group classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in the years ended December 31, 2012, 2013 and 2014.

Income tax expenses comprise:

	Year ended December 31,
	2012	2013	2014
Current Tax Expenses (Benefit)	$(1,894,736)	$(162,621)	$—
Deferred Tax Expenses (Benefit)	12,148,323	1,434,386	—
Total	$10,253,587	$1,271,765	$—

The principal components of deferred income tax assets and liabilities are as follows:

	December 31,
	2013	2014
Net operating loss carried forward	$29,784,578	$27,349,606
Inventory write-down	1,531,750	26,141
Bad debt provision	1,518,953	478,367
Government grants related to assets	423,938	498,582
Long-lived asset impairment & depreciation	23,083,996	21,009,037
Others	290,652	748,018
Sub-total	56,633,867	50,109,751
Valuation Allowance	(56,633,867)	(50,109,751)
Total	$—	$—
Deferred tax assets are analyzed as:
Current	$—	$—
Non-current	—	—

The changes of valuation allowance are as follows:

	Year ended December 31,
	2012	2013	2014
Beginning balance	$—	$37,682,733	$56,633,867
Additions (Reversal)	37,238,701	56,697,096	(5,168,917)
Deconsolidation	—	(39,357,744)	—
Foreign exchange effect	444,032	1,611,782	(1,355,199)
Ending Balance	$37,682,733	$56,633,867	$50,109,751

 The Group uses the asset and liability method to record related deferred tax assets and liabilities. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of operating losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

As of December 31, 2014, Chongqing Daqo and Xinjiang Daqo had net operating losses carried forward of $109.4 million, and nil respectively, accordingly all the related deferred tax assets of $27.4 million was contributed by Chongqing Daqo. Almost all the deductible difference of long-lived asset impairment & depreciation was from Chongqing Daqo as well as of December 31, 2014. Based on the related operating performance and the level of projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is not more likely than not that the Group will realize the benefits of these deductible differences, therefore full valuation allowance was applied as of December 31, 2014.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

The Group uses the asset and liability method to record related deferred tax assets and liabilities. In assessing the reliability of deferred tax assets, the Group considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the continuous operating losses suffered and the level of projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is not more likely than not that the Group will realize the benefits of these deductible differences of Chongqing Daqo and Xinjiang Daqo as at December 31, 2014. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. Xinjiang Daqo and Chongqing Daqo had net operating losses carried forward of approximately $109,398,425 and $nil, respectively, which would expire if not used before December 31, 2018.

The effective income tax rate of the Group is different from the expected PRC statutory rate as a result of the following items:

	Year ended December 31,
	2012	2013	2014
PRC Enterprise Income Tax	25%	25%	25%
Preferential income tax rate of a subsidiary	(9)%	(2)%	(9)%
Effect of different reversal rate	8%	3%	1%
Additional tax deductions	—%	(1)%	(8)%
Non-deductible expenses	—%	—%	—%
Different tax rate in other jurisdictions	(1)%	—%	6%

Changes in valuation allowance	(35)%	(26)%	—%
Tax credits	—%	—%	(15)%
Prior year adjustment	2%	—%	—%
Effective tax rate	(10)%	(1)%	—%

Xinjiang Daqo and Chongqing Daqo enjoy the preferential tax rate of 15%, which may be extended if the requirements of High and New Technology Enterprise are satisfied. The impact of the preferential tax rates decreased income taxes by $nil, $nil and $ 3.0 million for the years of 2012, 2013 and 2014, respectively. The benefit on net income per share was $nil, $ nil and $0.01 for the years of 2012, 2013 and 2014, respectively.

14. SHARE BASED COMPENSATION

In December 2014, The Company’s shareholders adopted the 2014 share incentive plan. The Company’s shareholders have authorized the issuance of up to 21,000,000 ordinary shares underlying all options (including incentive share options, or ISOs), restricted shares and restricted share units granted to a participant under the plan, or the awards.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

During the years ended December 31, 2012, 2013 and 2014, the Company granted 1,190,000 and 140,000 and 6,274,166 share options respectively to its officers, directors and employees, respectively.

On January 28, 2014, the Company granted options to acquire 566,666 ordinary shares to independent directors of the Company pursuant to the Option Plan. Twenty-five percent (25%) of the options will vest half- year following the service inception date, twenty-five percent (25%) of the options will vest on the second half year of service inception date, and the remaining forty percent (50%) of the options will vest in twenty-four equal installments over the next two years. The exercise price is $1.49.

On January 28, 2014, the Company granted options to acquire 5,707,500 ordinary shares to employees and executive officers of the Company pursuant to the Option Plan. Twenty-five percent (25%) of the options will vest half- year following the service inception date, twenty-five percent (25%) of the options will vest on the second half year of service inception date, and the remaining forty percent (50%) of the options will vest in thirty-six equal installments over the next three years. The exercise price is $1.49.

The Company utilized the Binomial option pricing model to evaluate the fair value of the stock options with reference to the closing price of the Company on the measurement dates.

The following assumptions were used in the Binomial option pricing model:

	Year Ended December 31, 2013
Options granted	Average risk-free rate of return	Exercise multiple	Volatility rate	Dividend yield	Post- vesting forfeiture rate
April 3, 2013	2.29%	2.8 times	51.78%	0%	3%

	Year Ended December 31, 2014
Options granted	Average risk-free rate of return	Exercise multiple	Volatility rate	Dividend yield	Post- vesting forfeiture rate
January 28, 2014	2.77%	3.0-3.5 times	93.0%	0%	3-9.5%

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2014 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Options outstanding on January 1, 2014	6,371,250	$0.25
Granted	6,274,166	$1.49
Forfeited	(112,500)	$1.49
Expired	(7,500)	$1.49
Exercised	(150,000)	$0.25
Options outstanding on December 31, 2014	12,375,416	$0.87	7.23	$5,016,816
Options vested or expected to vest on December 31, 2014	8,693,171	$0.47	6.02	$5,763,445
Options exercisable on December 31, 2014	7,353,583	$0.51	6.07	$4,689,250

The share-based compensation charge related to the share options of approximately $2,249,834 and $1,881,401 and $1,792,819 was recognized by the Company for the years ended December 31, 2012, 2013 and 2014, respectively.

The weighted average grant date fair value of options granted during the year ended December 31, 2012, 2013 and 2014 was $0.23 and $0.11 and $0.98, respectively.

As of December 31, 2014, there was $ 4,700,682 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 2.97 years.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

15. RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationships between the Group and related party are as follows:

Name of the related party	Relationship
Daqo Group	Daqo Group and the Group are controlled by same group of shareholders.
Zhenjiang Daqo Solar Co. Ltd(“Zhenjiang Daqo)	An affiliated company which is 100% held by Daqo Group
Daqo Solar Co. Ltd (“Daqo Solar”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo	An affiliated company which was 100% held by the Group before September 28, 2012 and is 100% held by Daqo Group since September 28, 2012
Daqo Xinjiang Investment Co., Ltd. ("Xinjiang Daqo Investment")	An affiliated company which is 100% held by Daqo Group
Daqo New Material Co., Ltd. ("Daqo New Material")	An affiliated company which is 100% held by Daqo Group, and was consolidated by the Company as VIE on December 31, 2013
Chongqing Daqo Tailai Electric Co., Ltd. (“Chongqing Daqo Tailai”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo Transformer Systems Co., Ltd. (“Nanjing Daqo Transformer”)	An affiliated company which is 100% held by Daqo Group
Jiangsu Daqo Changjiang Electric Co., Ltd. (“Jiangsu Daqo”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo Electric Co., Ltd. (“Nanjing Daqo Electric”)	An affiliated company which is 100% held by Daqo Group
Zhenjiang Klockner-Moeller Electrical Systems Co., Ltd. (“Zhenjiang Moeller”)	An affiliated company which is 100% held by Daqo Group
Nanjing Intelligent Apparatus Co., Ltd. (“Intelligent Apparatus”)	An affiliated company which is 100% held by Daqo Group
Nanjing Intelligent Software Co., Ltd. (“Intelligent Software”)	An affiliated company which is 100% held by Daqo Group
Daqo Investment Co., Ltd. (“Daqo Investment”)	An affiliated company which is 100% held by Daqo Group
Shanghai Sailfar Electric Technology Co., Ltd. (“Daqo Sailfar”)	An affiliated company which is 100% held by Daqo Group

(2)	Related party balances:

The balance with Daqo Group and its subsidiaries was as follows:

The balances due from related parties mainly included the consideration for the transfer of 100% ownership of Nanjing Daqo to Daqo Group and amount due from Zhenjiang Daqo for sales of wafer and polysilicon. Such balances are unsecured, interest-free, and are payable on demand. The balances are as follows:

	December 31,
	2013	2014
Amount due from related party
Zhenjiang Daqo	$6,898,980	$4,551,846
Daqo Group	6,465,561	5,110,085
Others	51,911	325,037

Total	$13,416,452	$9,986,968

Interest free loans due to related parties received primarily for working capital purposes from Daqo Solar and Xinjiang Daqo Investment, wholly-owned subsidiaries of Daqo Group. The balances are payable on demand and are as follows:

	December 31,
	2013	2014
Amount due to related party
Daqo Solar	$66,750,009	$54,275,617
Xinjiang Daqo investment	18,482,300	23,104,709
Daqo New Material	449,988	4,950,746
Chongqing Daqo Tailai	-	1,755,326
Nanjing Daqo Transformer	18,546	1,595,659
Daqo Group	461,796	1,339,128
Jiangsu Daqo	46,437	1,200,018
Nanjing Daqo	1,651,810	-
Nanjing Daqo Electric	33,697	742,747
Others*	643,207	734,201

Total	$88,537,790	$89,698,151

 * The remaining balance of amount due to related party of $734, 201 as of December 31, 2014 was comprised of Zhenjiang Moeller, Intelligent Apparatus, Intelligent Software, Daqo Investment, Daqo Sailfar and Zhenjiang Daqo in the amount of $310,395, $302,807, $54,461, $5,360, $34, and $61,144, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The transactions with Daqo Group and its subsidiaries were as follows:

	Transaction	Year Ended December 31,
Name of Related parties	Nature	2012	2013	2014
Daqo Group	Purchase-Fixed asset	7,849,533	—	486,948
	Proceeds from interest free loans	—	813,105	10,821,462
	Repayment of interest free loans	—	813,105	8,115,813
	Disposition of 100% equity interest of Nan Jing Daqo	9,888,742	—	—
Zhenjiang Daqo	Sales	2,799,428	13,471,866	9,554,320
Daqo Solar	Sales	—	—	9,595,680
	Prepayment received	13,497,973	—	—
	Proceeds from interest free loans	—	76,881,392	157,241,390
	Repayment of interest free loans	—	28,379,678	166,231,092
Nanjing Daqo	Sales	80,126	—	112
	Proceeds from interest free loans	—	—	973,898
	Repayment of interest free loans	—	—	2,921,693
	Related party interest bearing loan	1,584,820	—	—
	Interest charged	40,611	—	—
Xinjiang Daqo Investment	Prepayment received	2,354,620	—	—
	Proceeds from interest free loans	—	58,389,643	98,367,234
	Repayment of interest free loans	—	40,193,785	93,219,846
Daqo New Material	Proceeds from interest free loans	—	—	7,729,501
	Repayment of interest free loans	—	—	4,600,117
	Rental expense	—	—	1,071,287
Others subsidiaries under Daqo Group	Proceeds from interest free loans	—	—	636
	Purchase-Fixed asset**	202,556	157,742	6,714,476
	Purchase-Raw material	5,282	—	—
Total	Sales	$2,799,427	$13,471,866	$19,150,112
	Disposition of 100% equity interest in Nanjing Daqo	$9,888,742	$—	$—
	Purchase-Fixed asset	$8,052,089	$157,742	$7,201,424
	Purchase-Raw material	$5,282	$—	$—
	Rental expense	$—	$—	$1,071,287
	Interest expense	$40,611	$—	$—
	Prepayment received*	$15,852,593	$—	$—
	Proceeds from interest free loans	$1,584,820	$136,084,140	$275,134,122
	Repayment of interest free loans	$—	$69,386,568	$275,088,560

* Prepayment has been considered a related party loan given there has been no deliveries since the prepayment was provided.

** The transactions of $6,714,476 in 2014 were comprised of the purchase of fixed assets from Nanjing Daqo Electric, Nanjing Daqo Transformer, Jiangsu Daqo, Chongqing Daqo Tailai and Intelligent Apparatus in the amount of $763,856, $1,913,941, $1,165,346, $2,724,790 and 146,543, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

16. EARNINGS PER SHARE

The calculation of earnings per share is as follows:

	Year ended December 31,
	2012	2013	2014
Numerator used in basic and diluted earnings per share:
Net (loss) income attributable to Daqo New Energy Corp. ordinary shareholders—basic and diluted	$(111,928,891)	$(70,943,484)	$16,649,176
Denominator used in basic and diluted earnings per share:
Weighted average number of ordinary shares outstanding used in computing earnings per share-basic	175,067,343	173,068,420	206,349,976
Plus: share options	—	—	5,003,667
Weighted average number of ordinary shares outstanding used in computing earnings per share—diluted	175,067,343	173,068,420	211,353,643
NET (LOSS) INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Basic	$(0.64	$(0.41))	$0.08
NET (LOSS) INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Diluted	$(0.64)	(0.41)	0.08

Outstanding employee options totaling of 7,179,500, 6,371,250 and 6,154,166 were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive for the year ended December 31, 2012, 2013 and 2014, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

17. COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2014, commitments outstanding for the purchases of property, plant and equipment approximated $34.8 million, which will be due subsequent to receipt of the purchases.

Lease commitments

The operating lease commitments as of December 31, 2014 were principally for its facility in Daqo New Material. The lease expense was $580,724, $164,811 and $1,071,287 for the year ended December 31, 2012, 2013 and 2014, respectively.

Future minimum lease payments are as follows:

Year ending December 31	USDUSD
2015	$1,071,287
2016	1,071,287
2017	-

Total	$2,142,574

Legal Matter

The Group is the defendant in arbitration involving a supplier claiming approximately $0.8 million from alleged breach of an equipment supply contract. The Group determined that the likelihood of loss is probable and the best estimate of loss is $0.4 million. Accordingly, the contingent liability of $0.4 million was accrued in "Accrued Expenses And Other Current Liabilities" as of December 31, 2014.

18. VARIABLE INTEREST ENTITY

The equity interests in Daqo New Material, the VIE, are funded by Daqo Group. Daqo New Material was structured to acquire land use rights and to erect certain facilities for the future use of the Group.

The lease agreement with the VIE is structured such that Chongqing Daqo protect Daqo Group from potential losses from Daqo New Material. As a result of this agreement, Chongqing Daqo is the primary beneficiary of Daqo New Material. Lease income and expenses and associated receivables and payables are eliminated upon consolidation as intercompany transactions. Net income of the VIE is reflected as an adjustment to noncontrolling interest. The Group relies on the lease agreements with Daqo New Material for material property, plant and equipment necessary for production. If Daqo New Material fails to perform or terminates the lease agreement for any reason, including, for example, due to its breach of the agreement or the unavailability of any required governmental approvals, or if it refuses to extend or renew the lease agreement when the agreement expires, and the Group cannot find an immediately available alternative source for leasing similar property, plant and equipment, then the Group’s ability to carry on the operations will be impaired. If Daqo New Material fails to perform its obligations, the Group may need to initiate legal procedures to enforce the agreement.

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

Daqo New Material leased all of its assets for use in the Group’s operations before December 30 ,2014. The revenues, operating costs and expenses and net income of the VIE are as follows:

	Year ended December 31,
	2012	2013		2014
Revenues	$10,743,336	$—	*	$	*
Operating costs and expenses	$14,451,810	$150,147,024		$	*
Net income (loss)	$(3,708,474)	$(150,147,024)		$	*

 * The lease term was amended at the beginning of 2013 and reduced the rent to $0 per month and was later terminated on December 30, 2013.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

19. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Following the further expansion of module business and entering into the wafer business in 2011, the Group operated and viewed its performance in three segments. However, on September 28, 2012, the module business was disposed (see Note 3). Therefore, only two segments remained in 2013 and 2014, and the segment information in prior years was restated to be consistent with the current year reportable segments. Furthermore, the Group's chief operating decision maker is not provided with asset information by segment. As such, no asset information by segment is presented. The following tables summarized the Group’s revenue and cost generated from different revenue streams. Substantially all of its revenues are derived in the PRC. The Group’s long lived assets and operations are substantially all located in the PRC

The following table summarizes the Group’s revenue by segment:

Year ended December 31, 2012	Polysilicon	Wafer	Elimination		Total
Revenue - External	$73,450,807	$13,407,594	$		$86,858,401
Revenue - Intersegment	6,067,339	—		(6,067,339)	—
Total revenue	79,518,146	13,407,594		(6,067,339)	86,858,401
Total Cost of revenue	110,243,043	20,114,680		(6,067,339)	124,290,384
Gross loss	$(30,724,897)	$(6,707,086)		$—	$(37,431,983)

Year ended December 31, 2013	Polysilicon	Wafer	Elimination	Total
Revenue – External	$76,721,105	$32,278,700	$-	$108,999,805
Revenue - Intersegment	13,195,838	-	(13,195,838)	-
Total revenue	89,916,943	32,278,700	(13,195,838)	108,999,805
Total Cost of revenue	98,684,325	49,614,921	(13,195,838)	135,103,408
Gross loss	$(8,767,382)	$(17,336,221)	$-	$(26,103,603)

Year ended December 31, 2014	Polysilicon	Wafer	Elimination	Total
Revenue – External	$127,692,325	54,879,527	-	182,571,852
Revenue - Intersegment	29,424,883	-	(29,424,883)	-
Total Revenue	157,117,208	54,879,527	(29,424,883)	182,571,852
Total Cost of revenue	119,703,550	47,861,811	(28,256,850)	139,308,511
Gross Profit	$37,413,658	7,017,716	(1,168,033)	43,263,341

The following customers accounted for 10% or more of revenues:

	Year ended December 31,
	2012		2013		2014
Customer I		$21,749,284	$	*	$	*
Customer J	$	*		$19,644,488		$23,882,302
Customer C	$	*	$	*		$18,210,196
Customer K	$	*		$13,471,873	$	*

*	Represents less than 10%

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

20. SUBSEQUENT EVENTS

1)	On January 12, 2015, the Company granted options to acquire 600,000 ordinary shares to independent directors pursuant to the 2014 Option Plan.

2)	On January 12, 2015, the Company granted options to acquire 6,534,375 ordinary shares to directors, executive officers and employees pursuant to the 2014 Option Plan.

3)	On January 12, 2015, the Company modified the exercise price for a total number of 6,274,166 options granted on January 28, 2014 from $1.49 per share to $0.87 per share.

4)	In February 2015, the Company issued and sold 1,540,000 America depositary shares ("ADSs"), representing 38,500,000 ordinary shares, through a follow-on public offering. The proceeds, net of issuance cost of $2.1 million, were $28.0 million. The Company will use the net proceeds from this offering for general corporate purposes, including studying the feasibility of further expansion of its business, and working capital.

5)	In January 2015, Chongqing Daqo Tailai, a related party, entered into an one-year credit facility agreement with Pingan Bank in the amount of $32.2 million (RMB200 million), of which $6.5 million (RMB40 million) is guaranteed by the Company.

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEET

DECEMBER 31, 2013 AND 2014

(In U.S. dollars, except share data)

	December 31,
	2013	2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,187,046	$4,493,150
Prepaid expenses and other current assets	177,487	204,682
Amount due from related party	5,110,085	5,110,085

Total current assets	10,474,618	9,807,917
Investments in subsidiaries, net	127,203,565	197,571,399

TOTAL ASSETS	$137,678,183	$207,379,316

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$351,622	$324,720
Amount due to related party	$—	$286,526

Total current liabilities	351,622	611,246

EQUITY
Ordinary shares ($0.0001 per value 500,000,000 shares authorized as of December 31, 2013 and 2014; 175,714,103 and 240,714,103 shares issued as of December 31, 2013 and 2014, respectively and 173,427,853 and 223,577,853 shares outstanding as of December 31, 2013 and 2014, respectively)	17,343	22,358
Additional paid in capital	146,676,163	203,125,494
Retained accumulated losses	(32,667,469)	(16,018,293)
Accumulated other comprehensive income	23,699,196	20,037,183
Treasury stock	(398,672)	(398,672)

Total shareholders’ equity	137,326,561	206,768,070

TOTAL LIABILITIES AND EQUITY	$137,678,183	$207,379,316

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

	Year ended December 31,
	2012	2013	2014
OPERATING EXPENSES
General and administrative	$(3,528,728)	$(2,979,454)	$(2,738,085)
Research and development	(175,242)	(76,646)	(12,310)

Total operating expenses	(3,703,970)	(3,056,100)	(2,750,395)

LOSS FROM OPERATION	(3,703,970)	(3,056,100)	(2,750,395)
Interest income	3,074	3,130	8,144

NET LOSS BEFORE SHARE OF RESULTS OF SUBSIDIARIES	(3,700,896)	(3,052,970)	(2,742,251)
Equity in (losses) earnings of subsidiaries	(108,228,045)	(67,890,514)	19,391,427

Net (loss) income attributable to Daqo New Energy Corporation ordinary shareholders	$(111,928,941)	$(70,943,484)	$16,649,176

Other comprehensive (loss) income:
Foreign currency translation adjustments	2,206,182	4,148,190	(3,662,013)
Total other comprehensive income (loss)	2,206,182	4,148,190	(3,662,013)
Comprehensive (loss) income	$(109,722,759)	$(66,795,294)	$12,987,163

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CHANGES IN EQUITY

FOR YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except share data)

	Ordinary shares		Treasury Stock	Additional paid in capital	Retained earnings (accumulated losses)	Accumulated other comprehensive income	Total
	Number	$
Balance at January 1, 2012	175,714,103	17,571	—	142,511,581	150,204,956	18,444,123	311,178,231

Net loss	—	—	—	—	(111,928,941)	—	(111,928,941)
Other comprehensive income	—	—	—	—	—	2,206,182	2,206,182
Share-based compensation	—	—	—	2,249,834	—	—	2,249,834
Repurchase	(2,836,670)	(283)	(494,928)	(5,513)	—	—	(500,724)
Deconsolidation of Nanjing Daqo New Energy Co.,Ltd	—	—	—	—	—	(1,099,299)	(1,099,299)

Balance at December 31, 2012	172,877,433	17,288	(494,928)	144,755,902	38,276,015	19,551,006	202,105,283

Net loss					(70,943,484)		(70,943,484)
Other comprehensive income						4,148,190	4,148,190
Share-based compensation				1,881,401			1,881,401
Option Exercised	550,420	55	96,256	38,860			135,171
Deconsolidation of VIE
Balance at December 31, 2013	173,427,853	$17,343	$(398,672)	$146,676,163	$(32,667,469)	$23,699,196	$137,326,561

Net income					16,649,176		16,649,176
Other comprehensive income						(3,662,013)	(3,662,013)
Share-based compensation				1,792,819			1,792,819
Option Exercised	150,000	15		37,065			37,080
Follow-on equity offering	50,000,000	5,000		54,619,447			54,624,447

Balance at December 31, 2014	223,577,853	22,358	(398,672)	203,125,494	(16,018,293)	20,037,183	206,768,070

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

	Year ended December 31,
	2012	2013	2014
OPERATING ACTIVITIES
Net (loss) income	$(111,928,941)	$(70,943,484)	$16,649,176
Share of results of subsidiaries	108,228,045	67,890,514	(19,391,427)
Share-based compensation	2,249,834	1,881,401	1,792,819
Adjustments to reconcile net income to net cash used in operating activities:
Prepaid expenses and other current assets	(31,207)	344,717	(27,195)
Changes in other current liabilities	214,231	137,390	(26,901)
Amount due from related party	(210,523)	—	286,526
Net cash used in operating activities	(1,478,561)	(689,462)	(717,002)
INVESTING ACTIVITIES
Capital contributed to subsidiaries	(4,811,175)	—	(54,638,421)
Cash collected from subsidiaries when liquidation	4,390,250	71,503	—
Disposition of Nanjing Daqo	4,778,657	—	—
Net cash used in investing activities	4,357,732	71,503	(54,638,421)
FINANCING ACTIVITIES
Repurchase of ordinary shares	(500,724)	—	—
Proceeds from follow-on equity offering	—	—	58,000,000
Insurance cost for follow-on equity offering	—	—	(3,375,553)
Proceeds from options exercised	—	135,171	37,080
Net cash provided by financing activities	(500,724)	135,171	54,661,527
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,378,447	(482,788)	(693,896)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,291,387	5,669,834	5,187,046
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,669,834	$5,187,046	$4,493,150

Supplemental disclosure of cash flow information:
Disposition of Nanjing Daqo:
Total consideration	$9,888,742	$—	$—
Less: amount due from Daqo Group	(5,110,085)	—	—
Total cash consideration received	$4,778,657	$—	$—

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

Notes to Schedule I

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of Daqo New Energy Corp has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company.

4.	As of December 31, 2014, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

*    *    *    *    *    *

