Form 20-F
period 2015-12-31
DAQO NEW ENERGY CORP.
filed 2016-04-07
CIK 1477641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ____________

Commission file number: 001-34602

DAQO NEW ENERGY CORP.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

666 Longdu Avenue
Wanzhou, Chongqing 404000
The People’s Republic of China
(Address of principal executive offices)

Ming Yang, Chief Financial Officer
Tel: +86-23 6486-6677
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 260,836,578 ordinary shares, par value US$0.0001 per share, as of December 31, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐    No  ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes ☐    No ☐

 i

INTRODUCTION

Except where the context otherwise requires:

•	“we,” “us,” “our company,” “our” or “Daqo Cayman” refers to Daqo New Energy Corp., its subsidiaries and, until December 30, 2013, its consolidated variable interest entity;

•	“ADSs” refers to our American depositary shares, each of which represents 25 ordinary shares. On December 21, 2012, we effected a change of the ADS to ordinary share ratio from one ADS representing five ordinary shares to one ADS representing 25 ordinary shares. The ratio change had the same effect as a 1-for-5 reverse ADS split;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share; and

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and “EUR” or “Euro” refers to the legal currency of the European Union.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.4778 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2015. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected data from the consolidated statement of operations for our company for the three years ended December 31, 2013, 2014 and 2015 and the balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data from the consolidated statement of operations for the year ended December 31, 2011 and 2012 and our consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements, which are not included in this annual report. We consolidated financial statements of Daqo New Material Co., Ltd., or Daqo New Material, from July 1, 2008 to December 30, 2013, because under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we were deemed to be Daqo New Material’s primary beneficiary for accounting purposes. As a result of the voluntary termination of our contractual arrangements with Daqo New Material, starting from December 31, 2013, Daqo New Material was de-consolidated from the balance sheet as of December 31, 2013.

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

	Year Ended December 31,
	2011	2012	2013	2014	2015
	US$	US$	US$	US$	US$
	(in thousands of US$, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues	232,170	86,858	109,000	182,572	182,041
Cost of revenues (1)	(144,946)	(124,290)	(135,103)	(139,309)	(144,491)
Gross profit (loss)	87,224	(37,432)	(26,103)	43,263	37,550
Operating expenses (1)	(36,472)	(51,086)	(174,528)	(11,228)	(11,326)
Income (loss) from operations	50,752	(88,518)	(200,631)	32,035	26,224
Income (loss) before income taxes	43,490	(102,992)	(219,819)	16,649	14,185
Income tax expense	(2,718)	(10,253)	(1,272)	—	(1,138)
Net income (loss) from continuing operation	40,772	(113,245)	(221,091)	16,649	13,047
Total loss from discontinued operation	(5,858)	(2,392)	—	—	—
Net income (loss)	34,914	(115,637)	(221,091)	16,649	13,047
Net income (loss) attributable to non- controlling interest	1,590	(3,708)	(150,147)	—	91
Net income (loss) attributable to Daqo New Energy shareholders	33,324	(111,929)	(70,944)	16,649	12,956
Earnings (loss) per ADS (2) Continuing operations	5.50	(15.75)	(10.25)	2.02	1.26
Discontinued operations	(0.75)	(0.25)	—	—	—
Basic	4.75	(16.00)	(10.25)	2.02	1.26
Continuing operations	5.50	(15.75)	(10.25)	1.97	1.24
Discontinued operations	(0.75)	(0.25)	—	—	—
Diluted	4.75	(16.00)	(10.25)	1.97	1.24
Ordinary shares used to calculating earnings per ordinary share
Basic – ordinary shares	175,714,103	175,067,343	173,068,420	206,349,976	258,015,851
Diluted – diluted shares	175,714,103	175,067,343	173,068,420	211,353,643	261,411,933

Notes:

(1)	Includes share-based compensation expenses in the amount of $1.9 million, $1.8 million and $3.7 million for the years ended December 31, 2013, 2014 and 2015, respectively.

(2)	Effective on December 21, 2012, Daqo adjusted the ratio of its American depositary shares (“ADSs”) representing ordinary shares from one (1) ADS for (5) ordinary shares to one (1) ADS for twenty-five (25) ordinary shares. All per ADS figures in this report give effect to the forgoing ADS to share ratio change.

	Year Ended December 31,
	2011	2012		2013		2014		2015
Other Financial and Operating Data:
Polysilicon production volume (in MT)	4,524	3,349	(1)	4,805		6,560		9,771
Polysilicon sales volume (in MT) (2)	3,947	3,262	(3)	4,283		5,972		8,234
Unit cost of polysilicon sold (in $/kg)	29.9	31.9	(3)	17.02	(4)	13.68	(4)	11.23	(4)

Notes:

(1)	Excluding 617 MT polysilicon produced in Xinjiang facilities during the pilot production period.

(2)	The polysilicon sales volume here only refers to external sales. Internal sales to our in-house wafer facilities were 770 MT, 671 MT and 1,316 MT in 2013, 2014 and 2015, respectively.

(3)	Excluding 323 MT polysilicon sold, and the cost of such polysilicon sold, as applicable, from Xinjiang facilities during the pilot production period.

(4)	The unit cost here only refers to the polysilicon made in Xinjiang facilities.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	As of December 31,
	2011	2012	2013	2014	2015
	US$	US$	US$	US$	US$
	(in thousands of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	92,697	6,679	7,831	7,068	14,490
Restricted cash	11,600	10,650	8,826	22,169	19,063
Total current assets	179,453	96,511	91,144	121,949	88,777
Property, plant and equipment, net	636,475	677,895	488,504	559,006	544,326
Total assets	878,477	816,308	610,200	710,131	660,851
Short-term bank borrowings, including current portion of long-term borrowings	111,805	120,280	118,871	159,804	123,937
Total current liabilities	217,841	260,311	299,124	396,068	275,394
Long-term bank borrowings	165,646	187,521	134,870	77,336	118,548
Total liabilities	426,450	475,430	472,873	503,363	419,195
Total shareholders’ equity	311,178	202,106	137,327	206,768	240,354
Noncontrolling interest	140,848	138,772	—	—	1,302
Total equity	452,026	340,878	137,327	206,768	241,656
Total liabilities and equity	878,477	816,308	610,200	710,131	660,851

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The solar industry is at a relatively early stage of development, and the extent of acceptance of photovoltaic products is uncertain. The photovoltaic industry does not have data as far back as the semiconductor industry or other more established industries, for which trends can be assessed more reliably from data gathered over a longer period of time. Demand for photovoltaic products may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of photovoltaic technology and demand for photovoltaic products, including:

•	decreases in government subsidies and incentives to support the development of the photovoltaic industry;

•	the international trade conflicts and the consequential imposed tariffs for solar photovoltaic, or PV, products;

•	and other renewable energy sources and products;

•	relative cost-effectiveness, performance and reliability of photovoltaic products compared to conventional;

•	success of other alternative energy sources, such as wind power, hydroelectric power and biofuel;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	the ability of photovoltaic product manufacturers to finance their business operations, expansions and other capital expenditures;

•	capital expenditures by end users of photovoltaic products, which tend to decrease when the economy slows down; and

•	deregulation or other regulatory actions affecting the electric power industry and the broader energy industry.

In the event that photovoltaic technologies do not develop in a manner that increases the demand for polysilicon or demand for solar products does not expand as we expect, average selling prices may move downward as a result, and our future growth and profitability will be materially and adversely affected.

The imbalance between polysilicon supply and demand could cause polysilicon prices to decline and materially and adversely affect our profitability.

Our polysilicon sales prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and continue to expand capacities in order to achieve economies of scale. However, the slow and uneven economic recovery from the global financial crisis as well as the significant decrease in global petroleum prices since their peak in mid-2008 have reduced or delayed the general demand for photovoltaic products. In late 2008 and 2009, newly available polysilicon supply and slowed global photovoltaic market growth resulted in an excess supply of polysilicon, which led to a significant decline in polysilicon prices. Although global photovoltaic demand recovered substantially from the second half of 2010 through the first half of 2011, the market price for polysilicon experienced another significant decline in the second half of 2011 due to excess supply and decreasing demand. In 2012, the market price for polysilicon continued to decline. As a result of the polysilicon supply and demand fluctuation, we reduced the selling price of our polysilicon and thus experienced a continued decrease in revenues derived from polysilicon in 2012. In 2013, global demand for polysilicon began to increase, and such trend continued into 2015. Nevertheless, the average selling price of polysilicon in China was under pressure since the fourth quarter of 2014 and through the whole year of 2015 due to rising polysilicon supply both from overseas and domestic polysilicon manufacturers. If the imbalance between polysilicon supply and demand continues to exist, it could cause polysilicon prices to continue to decline and thus materially and adversely affect our profitability.

We may not be able to continue to receive the same level of support from Daqo Group Co., Ltd., or Daqo Group, a related party of ours, which may have a material adverse effect on our business and results of operations.

Since our inception, we have substantially benefited from financial support from Daqo Group, one of the largest electrical equipment manufacturers in China, and we expect to continue to benefit from Daqo Group in the foreseeable future. As of December 31, 2015, we had amounts due to Daqo Group and its subsidiaries in the form of interest-free loans of $46.4 million which are payable on demand. Please see “— We need a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when needed, our growth prospects and future profitability may be materially and adversely affected” below. In addition, Daqo Group has granted us a permanent and royalty-free license to use the “Daqo” brand, which is a well-recognized brand in the electrical industry in China. We have benefited from the strong brand recognition of “Daqo” in our business development efforts, as evidenced by our ability to secure major customers based in China within a short period after we commenced commercial production of polysilicon. Daqo Group has agreed in writing not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses without our consent for an indefinite term. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they come due. However, we cannot assure you that we will continue to receive the same level of support, or any support at all, from Daqo Group in the future. If Daqo Group ceases to support us, our business, results of operations and prospects may be materially and adversely affected. In addition, any negative publicity associated with Daqo Group will likely have an adverse impact on our reputation, which could materially and adversely affect our business. In the event of any disagreements with Daqo Group, we may have to resort to legal proceedings in China to enforce our rights, which could be costly, time consuming and involve uncertain outcomes.

We incurred substantial net losses in 2012 and 2013. Although we generated a profit in 2014 and 2015, we may experience future losses and may not be able to generate sufficient revenues in the future to sustain profitability.

As a result of the slump in the global demand for and sales price of polysilicon, we incurred a net loss of $115.6 million in 2012. Despite improvements in our revenue in 2013 compared to 2012, in 2013 we still incurred a net loss of $221.1 million including $158.4 million of fixed-asset impairment loss, compared to $115.6 million including $42.8 million of fixed-asset impairment loss in 2012.

We had net income of $16.7 million in 2014 as a result of our continuous cost reduction efforts and increased global demand for and sales price of polysilicon, as well as a decrease in depreciation expenses of approximately $18.7 million. Since January 1, 2014, we revised the estimate of the expected useful lives of the machinery and equipment from 10 years to 15 years, and the buildings and structures from 20 years to 30 years, which reduced depreciation expenses by approximately $18.7 million. We had net income of $13.0 million in 2015 as a result of our expanded capacities, growing sales volume and our continuous cost reduction efforts for both polysilicon and wafer manufacturing operations. Although we generated a profit in 2014 and 2015, we may not be able to sustain profitability and our cash flows may be negative again in the future. Please see “— Our revenues and results of operations have fluctuated and are likely to fluctuate in the future” below.

We had a significant working capital deficit as of December 31, 2015. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, we will face the risk of not being able to continue as a going concern.

The challenging solar photovoltaic market situation in 2012 characterized by declining prices across the whole value chain has caused our polysilicon and wafer businesses to experience significant financial losses. Even though the industry started to recover slowly during 2013 and into 2014, we are unable to predict if the current upward trend will continue. As of December 31, 2015, we had a working capital deficit (being our total consolidated current liabilities less our total consolidated current assets) of $186.6 million. In addition, we have made and expect to continue to make significant capital expenditures on our expansion project at our Xinjiang polysilicon facilities.

Our continuation as a going concern is dependent upon financial support from Daqo Group and our ability to continue to obtain other sources of financing. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. As of December 31, 2015, we had amounts due to Daqo Group and its subsidiaries in the form of interest-free loans of $46.4 million. On February 22, 2016, we obtained a letter of financial support from Daqo Group and certain of our other shareholders in which they have committed to provide us with sufficient funding to support our operations during the twelve months ending December 31, 2016. Further, the letter of financial support provides that Daqo Group will not require us to pay the amounts that we owed to Daqo Group and three of its subsidiaries, Daqo Solar Co., Ltd, or Daqo Solar, Xinjiang Daqo Investment Co., Ltd., or Xinjiang Daqo Investment, and Daqo New Material, as of December 31, 2015, before January 1, 2017. In addition, Dago Group will provide us with funding to support us to repay all the financial obligations already committed related to the expansion project at our Xinjiang facilities and we are not required to repay such amounts before January 1, 2017. Meanwhile, we have committed to Daqo Group that we will implement our expansion project based on our available financial resources. However, we can provide no assurances that Daqo Group and our shareholders will honor their undertakings under the letter of financial support. If Daqo Group or its subsidiaries were to be unable to honor their undertakings under the letter of financial support or if the industry reverses its current upward trend in demand, we will face significant pressure on our working capital and we will face the risk of not being able to continue as a going concern.

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

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power still exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, in 2010, Spain announced its plan to cut the subsidized electricity prices paid to new photovoltaic solar power plants by up to 45%, which significantly reduced installations of new solar energy projects in the country. In 2010, Germany introduced an approximately 24% to 26% solar feed-in tariffs reduction for rooftop systems and 20% to 25% reduction for ground-based systems. In early 2012, Germany further reduced its feed-in tariffs by 15% to up to 24.43 Euro cents per kilowatt hour for rooftop systems and up to 18.76 Euro cents per kilowatt hour for ground-based systems. On July 5, 2012, Italian officials published a ministerial decree which revised the system of incentives for the production of electricity from PV plants. Pursuant to the ministerial decree, the incentives for new PV plants will cease once the relevant total expenditure reaches EUR6.7 billion. In 2013, the German government announced plans to reduce the expansion of solar power after Germany added 7.5 gigawatts, or GW, and 7.6 GW of capacity in 2011 and 2012, respectively, to bring its total to 32.6 GW, which was nearly as much as the rest of the world combined. In 2014, the total solar PV installation in Germany was 1.9 GW, decreased from 3.3 GW in 2013. In addition, government financial support of photovoltaic products has been, and may continue to be, challenged on constitutional grounds and found unlawful in certain countries. The slowdown of the European and Chinese economy in 2013 and 2014 may continue to exert downward pressure on the amount of government subsidiaries for solar energy applications in these two regions. In 2014, although global solar PV installations increased by over 23.3% compared to 2013, the European markets shrank significantly in major markets like Germany, Italy and Spain. In 2015, global solar PV installations increased by approximately 27% to 57 GW, compared to 45 GW in 2013. Nevertheless, oil prices started to decline significantly since the second half of 2014 and through the whole year of 2015. If the decrease in oil prices continues, government incentives provided to the solar industry in major markets may be reduced, which may result in a decrease in average selling prices of polysilicon. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the photovoltaic industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

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

Although we were profitable in 2011, we experienced significant decreases in revenue and incurred substantial net losses in 2012 and 2013. We had positive net income in 2014 and 2015. However, our limited operating history makes the prediction of future results of operations difficult, and therefore, it is unclear if we could sustain revenue growth or profitability in the future. Our business model, technology and ability to achieve satisfactory manufacturing yields for polysilicon at higher volumes are unproven. Compared to companies with a long and well-established operating history and companies operating in less volatile sectors, our results of operations are more susceptible to the impact of adverse operating environment and supply and demand risks.

Our revenues and results of operations have fluctuated and are likely to fluctuate in the future.

Fluctuations of our revenues and results of operations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others, fluctuation in the global average selling prices of photovoltaic products, fluctuation in the volume of our products shipped, changes in end-user demand for the photovoltaic products manufactured and sold by us or our customers, the gain or loss of significant customers, the availability of governmental subsidies or financial support and changes in our electricity, natural gas, raw material or labor costs. For example, although our revenue has improved since 2013 and we have regained profitability in 2014 and 2015, our revenues and results of operations may worsen again if one or more of these factors become unfavorable to our business.

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

We need a significant amount of cash to fund our operations. In particular, we will need substantial additional funding to finance our expansion project at our Xinjiang polysilicon facilities and our Chongqing wafer facilities to meet our working capital requirements and to repay any short-term or long-term bank borrowings when due. We will also require cash resources to fund our research and development activities in order to remain competitive on cost and technology.

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

The vast majority of silicon-based photovoltaic cell manufacturers use chunk or granular polysilicon. However, alternative technologies have been commercialized. One such technology, thin-film cell production, uses little to no silicon in the production of solar cells. Although in general, thin-film solar cells are currently not as competitive as silicon-based solar cells in terms of efficiency and cost, thin-film solar cells have their own dominating niche markets, for example, the markets for the building integrated PV applications. If the demand for polysilicon is adversely affected by increased demand for, and improvements to, alternative technologies, our revenues and results of operations could be materially and adversely affected.

Our future commercial production and expansion project in Xinjiang, China may not be successful.

We finished construction of our Phase 2A polysilicon facilities in Shihezi, Xinjiang Uyghur Autonomous Region in September 2012 and successfully reached our targets in terms of capacity and cost structure by the end of the first quarter of 2013. The construction and installation of our Phase 2B expansion project was completed during the second quarter of 2015 and achieved full production capacity in the third quarter of 2015, which increased our polysilicon annual capacity from 6,150 MT to 12,150 MT. Our board of directors has approved our Phase 3A expansion project in Xinjiang, which is expected to increase the polysilicon production capacity at the Xinjiang manufacturing facilities from the current level of 12,150 MT to 18,000 MT. The Phase 3A expansion project was officially launched in August 2015 and is expected to be completed by the end of 2016. We expect to commence initial production of the Phase 3A project in the first quarter of 2017 and achieve full production capacity by the end of the second quarter of 2017. Although the Xinjiang location provides many strategic advantages, including lower electricity costs, we face a number of uncertainties in relation with our future commercial production and expansion project in Xinjiang.

As part of our expansion project, we decided to relocate existing machinery and equipment in our polysilicon facilities in Chongqing, with total book value of $116.1 million as of December 31, 2013, to our Xinjiang facilities. As of December 31, 2015, we had relocated machinery and equipment of approximately $41.0 million in book value. After a comprehensive analysis of the capacity and comparability of the Chongqing machinery and equipment, we concluded that it would be more efficient to use the remaining machinery and equipment in Chongqing in our Phase 3A expansion, which is expected to fully ramp up by the end of the second quarter of 2017, as compared with using them in our Phase 2B project. If we fail to complete our Phase 3A expansion, or if we fail to successfully relocate, install or utilize the remaining machinery and equipment in the Phase 3A expansion, we may incur significant impairment losses related to such remaining machinery and equipment of approximately $59.1 million in book value, and our operating results and financial condition may be materially and adversely affected as a result. In 2015, we incurred an impairment charge of $1.6 million attributable to certain identified remaining assets in Chongqing that were not transferrable and could not be reutilized in our Xinjiang expansion project.

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

Furthermore, under the letter of financial support we obtained from Daqo Group on February 22, 2016, we are required to immediately suspend the expansion project at our Xinjiang facilities if we do not have sufficient financial resources to continue the project after we repay all other financial obligations as they become due in the twelve months ending December 31, 2016. See “— We had a significant working capital deficit as of December 31, 2015. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, we will face the risk of not being able to continue as a going concern” above.

If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.

In 2013 through 2015, we experienced a period of growth and expansion in terms of production capacity and sales volume. We achieved a nameplate capacity of 6,150 MT in the first quarter of 2014 and further ramped up our nameplate capacity to 12,150 MT in the third quarter of 2015. In 2013, 2014 and 2015, we sold 4,283 MT, 5,972 MT and 8,234 MT, respectively, of polysilicon (excluding internal sales to our in-house wafer facilities). Our Phase 3A expansion project, which is expected to increase our polysilicon capacity further to 18,000 MT by the end of the second quarter of 2017, has been approved by our board of directors and was launched in August 2015. To accommodate our continued expansion, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management efforts and skill and require significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results. Moreover, even if we do expand our polysilicon manufacturing capacity and our wafer business as planned, we may be unable to generate sufficient customer demand for our photovoltaic products to support our increased production levels or successfully integrate our polysilicon and wafer manufacturing businesses to achieve operational efficiency, which could adversely affect our business and results of operations.

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

The photovoltaic market is expected to become increasingly competitive. Our competitors include international polysilicon and wafer manufacturers, such as Hemlock, Wacker, OCI, REC, MEMC, and Chinese domestic polysilicon and wafer manufacturers, such as GCL-Poly, Xinte Energy Co., Ltd., Asia Silicon Co., Ltd., China Silicon Corporation and Yongxiang Co., Ltd., among others. In addition, some solar cell and module manufacturers, including some of our existing and potential customers may have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales or even reduce our sales to our existing customers. Many of our competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of polysilicon than we can. Failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

We depend on a limited number of customers and sales contracts for a significant portion of our revenues, and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in our revenues.

In 2013, 2014 and 2015, our top three customers in aggregate accounted for approximately 38.5%, 32.1% and 40.5% of our total revenues, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

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

As of December 31, 2015, we had outstanding long-term bank borrowings including current portion of long-term borrowings of $170.1 million with a weighted average interest rate of 5.68%, and outstanding short-term bank borrowings of $72.4 million with a weighted average interest rate of 5.40%, and we expect to incur additional debt in the future. We borrowed the majority of these bank loans from Bank of China and Chongqing Rural Commercial Bank with guarantees from Daqo Group. We cannot assure you that we will be able to renew these borrowings when they become due or to obtain other loans or credits from other banks or other lenders on terms satisfactory to us or at all to satisfy the substantial capital expenditure requirements associated with our capacity expansion, whether on our own or with the continuing support from Daqo Group. In addition, the indebtedness could have an adverse effect on our future operations, including, among other things: (1) reducing the availability of our cash flow to fund our working capital, capital expenditures or other general corporate purposes as a result of interest or principal payments; (2) subjecting us to the risk of interest rate increases on our indebtedness which bears floating interest rates; and (3) placing us at a competitive disadvantage compared to our competitors that have less debt or are otherwise less leveraged. Any of these factors could have a material and adverse effect on our business, financial condition and results of operations.

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

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facilities for a significant period of time. Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production and could reduce our production capacity for a significant period of time. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, in April 2013, we temporarily shut down our Phase 2 facilities in Xinjiang for periodic maintenance and technology improvements. In April 2014, we temporarily shut down our Phase 2 facilities in Xinjiang for periodic maintenance and preparation for the Hydrochlorination project. In May 2015, we conducted annual maintenance of the Xinjiang polysilicon facilities, which affected our polysilicon production for five days. These abovementioned shutdowns have reduced and may further reduce the volume and increase the cost of polysilicon we produce. In addition, we may need to use hazardous equipment for our wafer manufacturing process. Such equipment requires skill and experience for safe operation. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, and interruptions in electricity or water cooling supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

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

Photovoltaic products are subject to national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering and other aspects of the electric utility industry. In a number of countries, including China, these regulations are being modified and may continue to be modified. The purchases of, or further investment in the research and development of, alternative energy sources, including photovoltaic technology, could be deterred by unfavorable regulations, which could result in a significant reduction in the potential demand for our products. For example, without a regulatory mandated exception for solar power systems, electric utility companies are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to end users of using photovoltaic products and make them less desirable. In addition, trade authorities in foreign countries may apply trade sanctions against photovoltaic product imports from China, if the foreign trade authorities determine that the export sales from China are in violation of fair trade practices. Such trade sanctions can result in significant additional duties, which may adversely affect our photovoltaic product demand, thereby harming our business, prospects, results of operations and financial condition.

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

As of the date of this annual report, Messrs. Guangfu Xu, Xiang Xu and Dafeng Shi, our directors that are affiliated with Daqo Group, beneficially owned a total of 91,068,942 or 34.1% of our ordinary shares, including shares that they had the right to acquire within 60 days. As a result of their high level of shareholding, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. These shareholders’ interests as beneficial owners of Daqo Group may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, these shareholders may take actions not in the best interest of us and our other shareholders.

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

Various Chinese governmental authorities have provided tax incentives to our subsidiaries in China. These incentives include income tax exemption or reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, the statutory enterprise income tax rate is 25%. However, our Chinese subsidiary, Chongqing Daqo New Energy Co., Ltd., or Chongqing Daqo, as a “Chongqing Municipality High and New Technology Enterprise,” is entitled to a preferential enterprise income tax rate of 15%. The status is valid until November 2018 and can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval. On November 25, 2014, Xinjiang Daqo New Energy Stock Co., Ltd., formerly known as Xinjiang Daqo New Energy Co., Ltd., or Xinjiang Daqo, another Chinese subsidiary of ours, obtained a High and New Technology Enterprise, or HNTE, certificate for a valid period of 3 years till 2016. During the year ended December 31, 2015, Xinjiang Daqo was entitled to a preferential tax rate of 15% because of its HNTE status. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. We cannot assure you that Chongqing Daqo or Xinjiang Daqo will continue to qualify as a “high and new technology enterprise” in future periods. Any increase in the enterprise income tax rate applicable to our Chinese subsidiaries or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our subsidiaries in China could adversely affect our business, operating results and financial condition.

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

Moreover, if Daqo Cayman is classified as a “resident enterprise” in China, non-resident enterprise ADS holders may be subject to a 10% withholding tax (20% in the case of non-PRC individual ADS holders) upon dividends payable by us and 10% tax on gains realized upon the sale or other disposition of our ADSs (20% in the case of non-PRC individual ADS holders). Any such tax may reduce the returns on your investment in our ADSs.

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

We adopted our 2009 share incentive plan, or the 2009 Plan, and our 2014 share incentive plan, or the 2014 Plan, in August 2009 and December 2014, respectively, that permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2009 Plan and the 2014 Plan, we may issue awards to purchase up to 15,000,000 and 21,000,000 ordinary shares, respectively. As of the date of this annual report, excluding expired or cancelled options, we have granted options to purchase a total of 19,337,691 of our ordinary shares under these plans. In addition, we modified the exercise prices for certain outstanding options in January 2012, April 2013, January 2015 and September 2015 in order to provide additional incentives to our employees and directors pursuant to an express authorization under our share incentive plan, allowing our board of directors to approve a downward adjustment of the option exercise prices without our shareholders’ approval. As a result of these option grants, option re-pricings and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated with incentive shares or options.

Risks Related to Doing Business in China

Uncertainties in the global economy and the slowdown of the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in the recent years. It is unclear whether the European sovereign debt crisis will be contained and whether the rate of growth of the Chinese economy will continue slowing down. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the territorial disputes involving China in Asia and the tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Any capital contributions or loans that we, as an offshore entity, make to our Chinese subsidiaries are subject to Chinese regulations. For example, for each of our Chinese subsidiaries, the aggregate amount of our loans to the Chinese subsidiary cannot exceed product of the difference between the amount of its total investment and its registered capital as approved by the foreign investment regulatory authorities under relevant Chinese laws, and the ratio of the paid-in capital to the committed registered capital, and the loans must be registered with the local branch of SAFE. For each foreign invested enterprise, such as Chongqing Daqo, when the Chinese foreign investment regulatory authorities approve the establishment of such foreign invested enterprise, the authorities approve the amounts of such enterprise’s registered capital, which represent the investors’ capital commitment in equity, and the amounts of its total investment, which represent the sum of its registered capital plus the amounts of its permitted loans. After the establishment of the foreign invested enterprise, the investors can seek regulatory approval to increase its registered capital and the total investment amounts, and upon approval, there will be increases in both amounts. There is a specific statutory guideline relating to the ratio of a foreign invested enterprise’s registered capital amount over total investment amount, and all foreign investment regulatory authorities in China must follow the ratio guideline when exercising their approval authority. However, there is no uniform statutory guideline applicable to all regulatory authorities regarding whether to approve the establishment of a new foreign invested enterprise or to approve any increase in the registered capital and total investment of an existing foreign invested enterprise. In practice, authorities consider factors such as overall governmental policies relating to the specific industry and demands in a particular industry and the approval usually takes one to three months depending on the locations of the foreign invested enterprises. The approved total investment amounts of Chongqing Daqo and Xinjiang Daqo are $286.0 million and $300.6 million, respectively. The registered capital of Chongqing Daqo is $96.0 million contributed by Daqo Cayman as the sole investor. The registered capital of Xinjiang Daqo is $100.3 million, of which $99.3 million was contributed by Daqo Cayman and $1.0 million was contributed by Xinjiang Daqo Investment Co., Ltd., an PRC entity that is a wholly-owned subsidiary of Daqo Group. As a result, the maximum permissible amounts that Chongqing Daqo and Xinjiang Daqo may borrow from Daqo Cayman are $190.0 million and $200.3 million, respectively. We may not make loans to Chongqing Daqo or Xinjiang Daqo in excess of the maximum amounts permissible unless we obtain government approval to increase their total investment amounts. In addition, any increases of our capital contributions to our Chinese subsidiaries beyond the previously authorized amount must be approved by the MOFCOM and the NDRC or their respective local counterparts. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our Chinese subsidiaries or to fund their operations may be negatively affected, which could adversely affect our Chinese subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.

As a holding company, we rely principally on dividends and other distributions on equity paid by our Chinese subsidiaries for our cash requirements, including funds necessary to service any debt we may incur. If our Chinese subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, relevant Chinese laws and regulations permit payments of dividends by Chinese subsidiaries only out of their retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of its net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to us could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. See “— Risks Related to Our Business — The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a Chinese withholding tax upon the dividends payable by us and Chinese tax on gains realized upon the sale or other disposition of our ADSs if we are classified as a Chinese ‘resident enterprise.’”

Fluctuations in exchange rates could result in foreign currency exchange losses.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

The financial records of our PRC subsidiaries are maintained in Renminbi, which is their functional currency. We are therefore exposed to fluctuations in the exchange rate between the U.S. dollar and Renminbi. We do not currently hedge, and have not historically hedged, our operational exposure to this foreign currency fluctuation. Our consolidated financial results are presented in U.S. dollars, and therefore, during times of a strengthening U.S. dollar versus Renminbi, our reported revenue and earnings that are denominated in Renminbi will be reduced because the Renminbi will translate into fewer U.S. dollars. In addition, assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated at average rate of exchange prevailing during the periods presented. Translation adjustments arising from the use of differing exchange rates from period to period are recorded as cumulative translation adjustments and are shown as a separate component of other comprehensive income in our statement of changes in equity and comprehensive income. Accordingly, changes in currency exchange rates will cause our revenues, expenses, gains and losses, shareholders’ equity, and comprehensive income to fluctuate, and such fluctuations may have an adverse effect on our financial condition and results of operations.

Furthermore, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on the value of, and any dividends payable on, our ADSs and ordinary shares. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, depreciation of the Renminbi against the U.S. dollar would reduce the U.S. dollar amount available to us. On the other hand, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. In addition, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Fluctuation in the value of the Renminbi in either direction could have a material adverse effect on the value of our company and the value of your investment.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. In connection with the audit of our internal controls over financial reporting as of and for the year ended December 31, 2011, we and our independent registered public accounting firm identified three “material weaknesses” including (i) our lack of accounting resources and expertise necessary to comply with U.S. GAAP and the Securities and Exchange Commission, or the SEC, financial reporting and disclosure requirements, (ii) our lack of sufficient resources to perform thorough reviews of consolidated financial statements and related footnote disclosures during the period-end financial reporting and disclosure process, and (iii) our lack of sufficient processes, documentation and approval of related party transactions with affiliates. In 2012, we have made enhancements to our internal controls over financial reporting. Based on these actions taken and our testing and evaluation of the effectiveness of our internal controls, we have concluded the material weaknesses no longer existed as of December 31, 2012, December 31, 2013, December 31, 2014 and December 31, 2015. As of December 31, 2015, our management concluded that our internal control over financial reporting was effective. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting for the years ended December 31, 2012 and 2013. For the years ended December 31, 2014 and 2015, our independent registered public accounting firm performed an audit of our internal control over financial reporting.

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

The closing trading prices of our ADSs ranged from $11.30 to $31.79 in 2015, and may remain volatile in the future and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed their securities on U.S. stock exchanges. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made by a show of hands.

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

A non-United States corporation, such as our company, will be classified as a PFIC, for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and do not anticipate becoming a PFIC in future taxable years, although there can be no assurance in this regard. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

The trading market for our ADS depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our ADSs or publishes unfavorable research about our business, our ADS price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our ADSs could decrease, which could cause our ADS price and trading to decline.

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

We fully ramped up the full production capacity of our Phase 2B project to 12,150 MT per annum at the end of the third quarter of 2015, which reduced our average production cost (including depreciation) and cash cost (excluding depreciation) to $9.74/kg and $7.69/kg in the fourth quarter of 2015, respectively.

In July 2015, our board of directors approved our Phase 3A expansion project, which is expected to increase the polysilicon production capacity at our Xinjiang polysilicon facilities from the current level of 12,150 MT to 18,000 MT by the end of the second quarter of 2017.

We are in the process of relocating certain machinery and equipment from our facilities in Chongqing to our Xinjiang facilities, which has reduced the capital expenditure requirements for our Phase 2B project. However, we have utilized approximately 40% of our current machinery and equipment previously planned to be used for our Phase 2B project, as measured by its book value as of December 31, 2015, as certain machinery and equipment can be more efficiently and cost-effectively used in our future expansions. The remaining Chongqing machinery and equipment that we do not utilize in our Phase 2B project will be used in the Phase 3A project, which will reduce our capital expenditure requirements.

In November 2013, we achieved great progress in our wafer business by increasing our annual capacity from 36 million pieces to 72 million pieces. Since 2014, we have been running our wafer business in full capacity and improved the quality and efficiency for our wafer products. In May 2014, we established in-house slurry recovery system, which helps us to lower the wafer production cost. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement. We plan to upgrade our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and to increase our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch. In addition, we plan to increase our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market. We expect to complete this project by the second quarter of 2016, which is expected to increase our annual wafer capacity from the current level of 87 million pieces to 100 million pieces.

We are in the process of applying for the listing of Xinjiang Daqo on the National Equities Exchange and Quotations, or the New Third Board, an emerging over-the-counter securities market in China. In August 2015, our board of directors and the audit committee approved the restructuring plan of Xinjiang Daqo in order for it to meet certain PRC legal requirement for listing on the New Third Board. Pursuant to the restructuring plan, Xinjiang Daqo Investment subscribed for newly issued equity interest of Xinjiang Daqo representing 1% of the total outstanding equity of Xinjiang Daqo, which restructuring was completed in December 2015. Xinjiang Daqo filed a listing application with the New Third Board in January 2016.

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

We are a leading polysilicon manufacturer based in China. We utilize the chemical vapor deposition process, or the “modified Siemens process,” to produce polysilicon, and have fully implemented the closed loop system to produce high-quality polysilicon cost-effectively. We manufacture and sell high-quality polysilicon to photovoltaic product manufacturers, who further process our polysilicon into ingots, wafers, cells and modules for solar power solutions. Currently our annual capacity for polysilicon is 12,150 MT in Xinjiang. We plan to further increase the capacity to 18,000 MT by the end of the second quarter of 2017. We have successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. We improve our production efficiency and increase our output through technological improvements, adoption of process innovation and refinement as well as equipment enhancement. Actual production volume may exceed the production capacity due to operational improvements we may implement at our facilities in response to market conditions.

We have expanded to the downstream photovoltaic manufacturing businesses to establish facilities for wafer manufacturing. As of the end of 2015, our wafer manufacturing annual capacity is 87 million pieces. We have reported wafer shipments in units of “million pieces” instead of “MW” since the first quarter of 2013. Improvements in wafer technology can cause watts per piece to increase, resulting in larger MW shipments without increases in the amount of wafer produced, and consequently we believe that the newly adopted unit more accurately presents our operating performance. Most of our wafer product is high efficiency wafer which represents approximately 4.3 watts per piece. The following diagram illustrates the value chain for the manufacture of crystalline-silicon based photovoltaic products:

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

We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at our facilities. In 2015, approximately 98.8% of our polysilicon met the solar grade I standard, the highest specification of the solar grade quality standard, and approximately 74.8% of our polysilicon met the electronic grade quality standard in China.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2015, our major photovoltaic product customers included operating entities of Jinko Solar, Jinneng Clean Energy, Meike Silicon Energy, JA Solar and Eging PV.

We commenced commercial production of wafers using our own polysilicon in July 2011. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement. We plan to upgrade our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and to increase our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch. In addition, we plan to increase our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market. We expect to complete this project by the second quarter of 2016, which is expected to increase our annual wafer capacity from the current level of 87 million pieces to 100 million pieces.

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

Quarterly sales volume table for polysilicon and wafer in 2015:

Sales Volume	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	FY 2015
Polysilicon (MT)	1,502	1,363	2,277	3,092	8,234
Wafer (million pieces)	17.0	13.3	12.9	17.9	61.1
Wafer OEM (million pieces)	1.1	4.9	6.2	3.1	15.3

Our Products

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs. Our current annual capacity for polysilicon production is 12,150 MT. We are one of the best quality polysilicon makers in China. In 2015, approximately 98.8% of our polysilicon met the solar grade I standard, the highest specification of the solar grade quality standard, and approximately 74.8% of our polysilicon met the electronic grade quality standard in China.

In addition, we also offer high-quality wafers through our downstream photovoltaic product manufacturing business. As of the end of 2015, the annual capacity of our wafer facilities was 87 million pieces. To meet the prevailing market demands, we produce both standard and high efficiency multi-crystalline wafers with dimensions of 156 millimeters x 156 millimeters and thickness of 190 microns. Our high efficiency wafers are produced through an innovative casting manufacturing process.

We also provide wafer Original Equipment Manufacturer (OEM) service to external customers through tolling agreements by processing polysilicon to produce ingot and wafer.

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Components of Results of Operations — Revenues” for a breakdown of our net revenues by category of activity.

Manufacturing Process

Polysilicon

Modified Siemens Process

Three main technologies are used in polysilicon production: the Siemens process, the fluidized bed reactor process and the newly developed upgraded metallurgical grade silicon process. The Siemens process is an existing and well proven process technology predominantly used in high purity silicon feedstock production in the solar industry. The two other new technologies, the fluidized bed reactor process and the upgrading metallurgical grade silicon process, have the potential for lower cost production but are relatively new and less proven.

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

Deposition. The purified TCS from the distillation process is vaporized, mixed with hydrogen gas, and then fed into the deposition reactor. The mixed gas passes over heated silicon slim rods inside the deposition reactor. In the reactor, multiple pair slim rods are heated up to approximately 1,100°C and high purity silicon is deposited on the rods surface. The constant feeding of TCS and hydrogen gas allows for continuous silicon deposition until 150–200mm in diameter is achieved. At this point the deposition cycle is completed and the ultra-pure silicon is harvested.

Closed loop manufacturing system

We have implemented the modified Siemens process in a completely closed loop system. The closed loop system is an advanced polysilicon manufacturing process widely used by leading international polysilicon manufacturers. Compared to the open loop system, the closed loop system uses raw materials more efficiently, requires less electricity and produces less pollution. Manufacturing polysilicon generates an exhaust gas primarily consisting of hydrogen, HCl, and chlorosilanes. Using the vent gas recovery system, which combines condensers, distillation towers, adsorption beds and compressors, we are able to separate the exhaust stream from our manufacturing process into individual components that can be reused after further purification. For instance, a by-product of the deposition step is TET, which is a toxic chemical. Through a separate hydrochlorination process, we convert TET to TCS, so that we eliminate the costs related to TET disposal and reduce operational risks of TET treatment. Mixed chlorosilanes are recovered as a liquid stream suitable for separation where we can directly reuse TCS. Anhydrous HCl is recovered with high purity, suitable for use in TCS production. Recovered hydrogen typically contains contaminants of fewer than 10 parts per million and is recycled to the deposition reactors. Recycling significantly reduces costs related to waste disposal and the amount of raw materials we need to purchase for production.

Although the closed loop system has lower manufacturing costs than the open loop system, manufacturing facilities based on the open loop system can be built within a shorter period time with less initial capital investment for equipment. Most of polysilicon manufacturing facilities in China were traditionally built based on the open loop system. However, as the polysilicon market may face downward pricing pressure from time to time, we believe that an increasing number of China-based manufacturers are converting their open loop system to the closed loop system and some of them have completed such conversion. The full implementation of the closed loop system by other polysilicon manufacturers has diminished our competitive advantages provided by this system. Nevertheless, in August 2011, Chongqing Daqo entered into a Technology License and Transfer Agreement with GTAT Corporation, a Delaware company, under which GTAT granted us a license to use, in both our Chongqing and Xinjiang facilities, its Hydrochlorination TCS Production Technology and Chlorosilane Recovery/Waste Neutralization Technology.

We have successfully adopted in our Xinjiang polysilicon manufacturing facilities Hydrochlorination technology, a process which has seen increasing application in polysilicon manufacturing in recent years. It converts TET (STC) to TCS by reacting with metallurgical grade silicon powder. Using Hydrochlorination technology, chemical reactions take place under much higher pressure and at lower temperatures in comparison to the traditional hydrogenation process. As a result, it consumes less electricity and offers a higher STC/TCS conversion rate. In addition, the Hydrochlorination process also does not require fresh TCS production, which further reduces production costs.

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

Wafer

We conducted our wafer business through tolling arrangements with third party wafer manufacturers in 2009 and 2010. In July 2011, we commenced commercial production of multi-crystalline silicon wafers at our wafer production facilities. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement. We plan to upgrade our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and to increase our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch. In addition, we plan to increase our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market. We expect to complete this project by the second quarter of 2016, which is expected to increase our annual wafer capacity from the current level of 87 million pieces to 100 million pieces.

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

	Approximate Annual Production Capacity	Construction Period	Commercial Production Period	Fully Ramped-up Production
Polysilicon:
Phase 1A facilities(1)(2)	1,500 MT	June 2007 – May 2008	July 2008 – September 2012	March 2009
Phase 1B facilities(1)(2)	1,800 MT	May 2008 – May 2009	December 2009 – September 2012	January 2010
Capacity enhancement of Phase 1 facilities(1)(2)	1,000 MT	December 2010	December 2010 – September 2012	December 2010
Phase 2A facilities(3)	5,000 MT	Second Quarter 2011 – September 2012	First Quarter 2013– Present	March 2013
Capacity enhancement of Phase 2A facilities(3)	1,150 MT	July 2013 – January 2014	January 2014 – Present	First Quarter 2014
Phase 2B facilities(3)	6,000 MT	April 2014 – June 2015	July 2015 – Present	Third Quarter 2015
Phase 3A facilities	5,850 MT	July 2015 – December 2016(4)	First Quarter 2017 (4)	Second Quarter 2017(4)

Wafer:
Phase 1A facilities(1)	35 million pieces	July 2010 – February 2011	July 2011– Present	November 2011

Phase 1B facilities(1)	37 million pieces	February 2011 – September 2011	May 2013 – Present	November 2013
Capacity enhancement of Phase 1 facilities	28 million pieces	November 2015 – June 2016	Second Quarter 2016 (4)	Third Quarter 2016 (4)

Notes:

(1)	The facilities are located in Chongqing.

(2)	We halted polysilicon production at these facilities in September 2012 and ultimately determined to cease production in the second quarter of 2013.

(3)	The facilities are located in Xinjiang.

(4)	Estimated and may change subject to actual conditions.

Our annual polysilicon production capacity reached 12,150 MT in 2015. We are in the process of further expanding the capacity of our Xinjiang facilities to 18,000 MT in order to better take advantage of what we believe will be lower production costs in Xinjiang, and optimize utilization of the assets being relocated from the Phase 1 polysilicon facilities. We expect to fully ramp up capacity of the Phase 3A expansion by the end of the second quarter of 2017. Our capacity expansion plan and technology improvement plan are preliminary and subject to risks and uncertainties that may be out of our control. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, and to relocate equipment to our Xinjiang facilities, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.”

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

The costs of electricity are significant in the production of polysilicon. The electricity costs in Chongqing are lower than those in coastal areas of China and those in developed countries due to Chongqing’s abundant hydroelectric resources. The costs of electricity in Xinjiang are approximately 50% lower than even those in Chongqing due to Xinjiang’s abundant coal resources. We also use other utilities, such as steam, water and natural gas, for our manufacturing process. Steam supply is important to the production of polysilicon. We use both a local supplier and our in-house capabilities to produce steam.

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

We sample each lot of polysilicon harvested from the deposition reactors and keep the samples for product quality tracking purpose. We also set up a product tracking system to trace back all shipped products to the samples we keep and to our database, which contains detailed information of each shipment. We received the ISO 9001:2008 certification for our quality assurance system for both Chongqing and Xinjiang plants, which we believe demonstrates our technological capabilities and inspires customer confidence. In 2009, Chongqing Science and Technology Commission issued a three-year certificate to recognize our polysilicon as a high and new technology product. We have successfully renewed the certificate until November 2018 and will continue to apply for renewal of the certificate after its expiration. In 2014, Xinjiang Science and Technology Commission issued a three-year certificate to recognize our polysilicon as a high and new technology product. In addition, in 2014, both Chongqing Daqo and Xinjiang Daqo have been recognized for their compliance with the “Photovoltaic Manufacture Industry Standard” issued by the Ministry of Industry and Information Technology of the PRC.

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

Customers and Sales

We currently sell polysilicon and wafers to China-based photovoltaic product manufacturers. Our major customers include operating entities of Jinko Solar, Jinneng Clean Energy, Meike Silicon Energy, JA Solar, Eging PV and other companies. We sell a substantial portion of our photovoltaic products to a limited number of customers. Our top three customers in aggregate accounted for 38.5%, 32.1% and 40.5% of our total revenues in 2013, 2014 and 2015, respectively.

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

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. We have one of the leading research and development teams among polysilicon manufacturers in China. Our research and development team consists of 197 experienced researchers and engineers. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. In 2015, we completed 25 research and technology or process improvement projects to enhance our polysilicon and wafer manufacturing processes, and successfully registered 14 patents with the State Intellectual Property Office of the PRC.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we hold 39 patents and have 25 additional pending patent applications covering different aspects of the polysilicon manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

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

The photovoltaic market is dominated by a few major manufacturers with a large number of small manufacturers competing for the remaining small portion of the market. We face competition mainly from top manufacturers who have succeeded in establishing a strong brand name with solar companies. For our polysilicon and wafer businesses, our major international competitors include Hemlock, Wacker, OCI, REC, MEMC, and Chinese domestic polysilicon and wafer manufacturers, such as GCL-Poly, Xinte Energy Co., Ltd., Asia Silicon Co., Ltd., China Silicon Corporation and Yongxiang Co., Ltd., among others. In addition, some solar cell and module manufacturers might have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales. Furthermore, the demand for our polysilicon may be adversely affected by alternative technologies in cell manufacturing. The vast majority of silicon-based photovoltaic cell manufacturers currently use chunk or granular polysilicon. However, alternative technologies are being developed in cell manufacturing. For example, one such technology, thin-film cell production, uses little to no silicon in the production of solar cells. We believe that the solar cells made using thin-film technologies generally tend to have lower energy conversion efficiency than silicon-based solar cells. In addition, the manufacturing cost of silicon-based cells has been significantly reduced recently, which largely reduces or eliminates the historical cost advantage of thin-film cells. Based on our management’s industry knowledge, we believe silicon-based cells will remain the most widely used solar photovoltaic cells in the near future.

We believe that the key competitive factors in the market for photovoltaic products include:

•	product quality;

•	price and cost competitiveness;

•	manufacturing technologies and efficiency;

•	manufacturing reliability;

•	economies of scale; and

•	reputation.

We believe we differentiate ourselves from our competitors and capture market share in the polysilicon markets through our cost and price competitiveness, product quality, and manufacturing technologies and efficiency.

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

On September 16, 2013, the Ministry of Industry and Information Technology issued “Regulatory Requirements For the Solar PV Manufacturing Industry” and amended the Regulatory Requirements on March 25, 2015. The amended Regulatory Requirements set forth specific requirements for all sectors through the whole solar PV value chain regarding layout, scale, capacity, quality, efficiency, power consumption, environmental control and certain other elements of PV production, in order to further promote the structural adjustment and the transformation and upgrade of the PV industry, continue to strengthen industry supervision, and enhance the development of the industry. In January 2014, the National Energy Administration of China announced the PV installation target for 2014 to be 14GW, which includes 8GW for distributed PV systems and 6GW for large scale PV power plants.

In March 2015, the National Energy Administration of China announced the PV installation target for 2015 to be 17.8GW. On December 24, NDRC announced that it would cut the solar tariffs in Regions I-III to RMB 0.8/kWh, RMB 0.88/kWh and RMB 0.98/kWh from current RMB 0.9/kWh, RMB 0.95/kWh and RMB 1.0/kWh, respectively, representing reductions of 2% to 11%, effective January 1, 2016. At the same time, China Renewable Energy Fund surcharge fee increased from RMB 15/MWh to RMB 19/MWh.

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE Circular 75, issued in October 2005, and a series of implementation rules and guidance, including the circular relating to operating procedures that came into effect in July 2011, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE No. Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Chinese regulations relating to offshore investment activities by Chinese residents may increase the administrative burden we face and may subject our Chinese resident beneficial owners or employees to personal liabilities, limit our subsidiaries’ ability to increase its registered capital or distribute profits to us, limit our ability to inject capital into our Chinese subsidiaries, or may otherwise expose us to liability under Chinese law.”

Regulations on Employee Stock Options Plans

In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. According to the Stock Option Notice, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must file an application with SAFE or its local counterpart on behalf of PRC resident individuals who participate in stock incentive plans of overseas publicly-listed companies to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises. Our company is an “overseas publicly-listed company,” and therefore, we and participants of our share incentive plan who are PRC individuals are subject to these regulations. We have completed the registration for the options granted as of the date of this annual report.

Seasonality

Due to our limited size, we do not expect our operating results and operating cash flows to be subject to seasonal variations. This pattern may change, however, as a result of growth, new market opportunities or new product introductions.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report.

Notes:

(1)	As of the date of this annual report, individual owners of Daqo Group beneficially hold equity interests in Daqo Cayman through ten personal holding companies incorporated in the British Virgin Islands. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

(2)	Indicates the respective shareholding percentage of the shareholders in Daqo Cayman

(3)	Indicates jurisdiction of incorporation

(4)	Indicates companies within the listing group

D.	Property, Plants and Equipment

We are headquartered in Wanzhou, Chongqing, China, where we own several buildings with approximately 50,730 square meters of office and manufacturing space in total as of December 31, 2015. We have been granted land use rights to approximately 132,441 square meters of land on which our plants or offices are situated, and such land use rights are usually valid for a period of fifty years starting from the date of grant from the local government. Our Phase 2A and Phase 2B production facilities in Xinjiang have approximately 155,495 square meters of office and manufacturing space in total as of December 31, 2015. On January 1, 2014, Chongqing Daqo signed a five-year lease agreement with Daqo New Material for, among other things, office buildings and employee dormitories.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2013, 2014 and 2015 and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We are a leading polysilicon manufacturer based in China with an annual production capacity of 12,150 MT as of the date of this annual report. We believe our production cost for polysilicon is one of the lowest and our product quality is one of the best in China. We have expanded to the downstream photovoltaic manufacturing business to establish facilities for wafer manufacturing. As of the end of 2015, our wafer manufacturing annual capacity was 87 million pieces. We had 100 MW module production facilities in Nanjing, all of which we sold to Daqo Group in September 2012.

We strive to improve our polysilicon production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement, as well as equipment enhancement. As a result of these initiatives, we produced 4,524 MT polysilicon in 2011. In 2012, our polysilicon output was 3,349 MT(1), which was less than 2011 due to the suspension of the Phase 1 polysilicon facilities and less than normal output in our Xinjiang facilities during the pilot production period in the fourth quarter of 2012. In 2013, we produced 4,805 MT polysilicon which was all contributed by our Xinjiang facilities. We conducted a “debottlenecking” project for our Xinjiang facilities and successfully completed the project and started pilot production in December 2013. We fully realized capacity of 6,150 MT and lower production costs to the level of $14 per kg in the first quarter of 2014. We fully ramped up our Phase 2B project to further increase the polysilicon production capacity in our Xinjiang facilities to 12,150 MT at the end of the third quarter of 2015. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. In 2015, we produced 9,771 MT polysilicon at an annually average production cost of $11.23/kg (including depreciation). We are in the process of conducting our Phase 3A expansion project, which is expected to further increase our polysilicon production capacity to 18,000 MT by the end of the second quarter of 2017.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2015, our major photovoltaic product customers included operating entities of Jinko Solar, Jinneng Clean Energy, Meike Silicon Energy, JA Solar and Eging PV and other companies.

We have expanded to the downstream photovoltaic manufacturing business to establish facilities for wafer manufacturing. Our Phase 1a wafer manufacturing facilities in Chongqing commenced commercial production with an annual capacity of 36 million pieces in July 2011. We gradually increased the utilization rate of our wafer facilities in 2013 and successfully expanded the capacity to 72 million pieces in November 2013. Since 2014, we have been running our wafer business in full capacity and improved the quality and efficiency for our wafer products. In May 2014, we established in-house slurry recovery system, which helps us to lower the wafer production cost. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement. We plan to upgrade our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and to increase our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch. In addition, we plan to increase our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market. We expect to complete this project by the second quarter of 2016, which is expected to increase our annual wafer capacity from the current level of 87 million pieces to 100 million pieces.

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008, though we experienced a significant downturn in terms of revenue and net income in 2012. In 2013, with the recovery of the solar PV market, we achieved an increase of 25.5% in our revenues compared to 2012. Our gross margin also improved from negative 43.1% in 2012 to negative 23.9% in 2013. We produced 4,805 MT, 6,560 MT and 9,771 MT of polysilicon and sold 4,283 MT(1), 5,972 MT(1) and 8,234 MT(1) in 2013, 2014 and 2015, respectively. We generated revenues from continuing operations of $109.0 million, $182.6 million and $182.0 million in 2013, 2014 and 2015, respectively. We incurred net losses attributable to Daqo New Energy Corp. shareholders of $70.9 million in 2013 and achieved net income attributable to Daqo New Energy Corp. shareholders of $16.6 million and $13.0 million in 2014 and 2015, respectively.

Note:

(1)	The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 770 MT, 671 MT and 1,316 MT in 2013, 2014 and 2015, respectively.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and are important for understanding our business:

•	demand for photovoltaic products, including government incentives to promote the usage of solar energy;

•	product prices;

•	our product mix;

•	our production capacity and utilization; and

•	our production costs, and in particular the cost of electricity

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

Demand for photovoltaic products is driven, in part, by government incentives that make the economic cost of solar power competitive with the cost of traditional and other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. Petroleum prices started to move downward in the second half of 2014 through the whole year of 2015. If the decrease in petroleum prices continues, government incentives provided to the solar industry in major markets may be reduced. Reduction in or elimination of government subsidies and economic incentives may hinder the growth of this market or result in lower sales prices for solar energy products, which could cause our revenues to decline.

Global solar PV installations in 2015 totaled around 57 GW, representing a 26.7% increase from 45 GW in 2014. China, Japan and the United States are the three largest solar PV markets globally in 2015. China installed 14.95 GW solar PV system in 2015, ranking No. 1 globally in terms of volume for three consecutive years, with accumulative solar PV installation in China reaching 43 GW. In China’s draft “13th Five-Year-Plan,” the accumulative solar PV installation is expected to reach 150 GW, which means China will need to install additional 107 GW in the five years from 2016 to 2020 in order to meet the target. In December 2015, the United States announced a 5-year extension for Solar Investment Tax Credit (ITC), providing a 30 percent tax credit for solar systems on residential and commercial properties. The extension will significantly support the deployment of solar energy in the United States in the next five years. In addition, several emerging markets are experiencing rapid growth, including India, Southeast Asia, Latin America and Africa. In particular, India’s solar PV installations were reported to be approximately 2 GW in 2015, which makes it the fifth largest solar PV market in the world. India's newly added solar PV installations are expected to be approximately 4.8 GW in 2016. According to several market forecast reports, the global solar PV installations in 2016 are expected to be in the range of 62 to 65 GW.

Product prices

The sales prices of our photovoltaic products are volatile and cannot always be predicted with certainty. Our sales prices declined from mid-2008 to the middle of 2010 due to industry-wide excess supply but stabilized in the third quarter of 2010 and increased marginally in the fourth quarter of 2010 due to end market demand. In 2011 our sales prices declined rapidly in the fourth quarter primarily due to excess supply in the market. The decline in sales prices continued throughout 2012. Our sales prices started to recover through 2013 due to improved demand and reduced inventory levels. The decline in the market price of polysilicon resulted in an approximately 7% decrease in the average selling price of our polysilicon from 2010 to 2011, a further 59.3% decrease from 2011 to 2012 and a further 23.3% decrease from 2012 to 2013. The market prices for polysilicon and wafer have improved significantly through 2013, albeit not sufficiently to reverse the year-on-year average decrease. In 2014, the average selling prices for polysilicon fluctuated in the range approximately from $20/kg to $22/kg. Our gross margin from continuing operations decreased from positive 37.6% in 2011 to negative 43.1% in 2012 and increased to negative 23.9% in 2013. In 2014, our gross margin from continuing operations improved to 23.7%. In 2015, our quarterly average selling prices for polysilicon decreased by 23.4% from $18.09/kg in the first quarter to $13.86/kg in the fourth quarter of 2015. Our average selling prices for wafers did not change significantly in 2015. In 2015, we achieved gross margin from continuing operations of 20.6% primarily due to significant cost reduction in both of our polysilicon and wafer manufacturing.

Since September 1, 2014, the Chinese government has suspended the review of applications for importing solar grade polysilicon in the processing trade, according to an announcement jointly made by Ministry of Commerce and General Administration of Customs, or GAC, of the PRC in August 2014. All existing agreements approved prior to September 1, 2014 can continue to be performed until the contract terms expire. In addition, certain enterprises in the processing trade business that have been included in the supervisory network of the GAC are allowed to continue to import before the end of 2014. As a result, in the third and fourth quarters of 2014, foreign polysilicon manufacturers increased their supply of polysilicon into China to take advantage of the grace period before the suspension fully kicked in and exerted pressure on the average selling prices of polysilicon. In 2015, the volume of imported polysilicon was approximately 117,000 MT, increased from approximately 102,000 MT in 2014. Although we did see the polysilicon import volume from the United States to decline after the Chinese government’s suspension policy took effect, the import volume from Germany and South Korea, the two largest countries in terms of China’s polysilicon import volume, has not been materially impacted due to a price commitment agreement between Wacker (a polysilicon manufacturer in Germany) and the Chinese government, and low AD and CVD tariffs impose on major South Korean polysilicon manufacturers.

Company’s yearly polysilicon average selling prices vs. average spot prices* (VAT excluded):

*	PV Insights spot prices are yearly averages based on PV Insights “PV Poly Silicon Weekly Spot Price” data.

Product mix

The proportion of our revenues that are generated from the sales of other photovoltaic products, also referred to as product mix, affects our revenues and profitability. In addition to the revenues generated from sales of polysilicon, we also generated revenues from other products. In 2011, we generated revenues from sales of wafers and modules we produced in our facilities. In 2012, we generated revenue from sales of modules for the first three quarters of the year before we sold 100% of our equity interests of Nanjing Daqo, and we also generated revenue from sales of wafers produced in our facilities. In 2013, 2014 and 2015, we generated revenue from sales of polysilicon and wafers. For the year ended December 31, 2015, the revenues we generated from our two segments included sales of polysilicon and wafers, which accounted for 69.2% and 30.8% of our total revenues from continuing operations, respectively.

Our production capacity and utilization

In the near future, we plan to continue to focus on our core businesses to further improve our operation efficiency, cost structure and products quality by expanding our capacity, adopting new technologies and optimizing the manufacturing processes. For our polysilicon business, we ramped up production at the Phase 1B facilities to their full annual capacity of 1,800 MT in 2010. We expanded the aggregate capacity of our Phase 1A and Phase 1B facilities to 4,300 MT through a capital enhancement project in 2011. In September 2012, we halted the production of polysilicon in our Phase 1A and 1B facilities in Chongqing and ultimately determined to cease production in the second quarter of 2013. In September 2012, we successfully completed our Xinjiang Phase 2A facilities. Currently our annual capacity in our Xinjiang polysilicon facilities is 12,150 MT. We are in the process of conducting our Phase 3A project to further increase the polysilicon production capacity in our Xinjiang facilities to 18,000 MT, which is expected to be fully ramped up by the second quarter of 2017.

For our wafer business, the Phase 1A wafer manufacturing facilities in Chongqing commenced commercial production in July 2011 and reached the capacity of 36 million pieces in November 2011. We gradually increased the utilization rate of our wafer facilities in 2013 and successfully expanded the capacity to 72 million pieces in November 2013. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement. We plan to upgrade our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and to increase our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch. In addition, we plan to increase our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market. We expect to complete this project by the second quarter of 2016, which is expected to increase our annual wafer capacity from the current level of 87 million pieces to 100 million pieces.

Our production costs

Our polysilicon production costs consist primarily of the costs of electricity and other utilities, raw materials, labor and depreciation. Currently electricity is the largest component of our polysilicon production costs. In our Phase 2 facilities in Xinjiang, because of the abundant coal resources, the local electricity rate is much lower than that in most areas in China. This cost advantage, along with our operational expertise, enables us to become one of the lowest cost producers around the globe. We plan to implement additional measures to reduce our production costs through technology, process and equipment improvement. For example, we fully ramped up our Phase 2B project at the end of the third quarter of 2015, which has increased the polysilicon production capacity in our Xinjiang facilities to 12,150 MT. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. As a result, we managed to reduce our production cost (including depreciation) and cash cost (excluding depreciation) to $9.74/kg and $7.69/kg respectively in the fourth quarter of 2015, a significant reduction compared to $12.98/kg and $10.60/kg as compared to the second quarter of 2015 before we started to ramp up the Phase 2B project. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations.

Our wafer production costs consist primarily of the costs of polysilicon, other raw materials, labor and depreciation.

Indicative polysilicon production cost breakdown:

Components of Results of Operations

Revenues

Our revenues are primarily derived from the sale of polysilicon and secondarily by the sale of wafers. In 2013, the revenues we generated from the product sales of polysilicon, wafers and OEM services accounted for 70.4%, 25.6% and 4.0% of our total revenues, respectively. In 2014, the revenues we generated from the product sales of polysilicon, wafers and OEM services accounted for 69.9%, 27.7% and 2.4% of our total revenues, respectively. In 2015, the revenues we generated from the product sales of polysilicon, wafers and OEM services accounted for 69.2%, 27.5% and 3.3% of our total revenues, respectively. The percentage increase of the sales of wafers reflected improvements in the utilization rate and capacity of our wafer facilities. We plan to continue to focus on our current businesses to further improve operation efficiency, cost structure and product quality. If we are successful in executing our expansion plans, we expect our polysilicon revenue to grow in relation to our total consolidated revenues.

We commenced polysilicon production in 2008. We produced 4,805 MT, 6,560 MT and 9,771 MT of polysilicon and sold 4,823 MT(1), 5,972 MT(1) and 8,234 MT(1) of polysilicon in 2013, 2014 and 2015, respectively. Our polysilicon selling prices are directly affected by global supply and demand conditions. Due to the global oversupply of polysilicon since late 2008 and the resulting pricing pressure, the average selling price of our polysilicon decreased by 23.3% in 2013 as compared to 2012, increased by 34.4% in 2014 as compared to 2013, and decreased by 28.5% in 2015 as compared to 2014.

We generated revenues of $109.0 million, $182.6 million and $182.0 million in 2013, 2014 and 2015, respectively. We incurred net losses attributable to our shareholders of $70.9 million in 2013 and achieved net income attributable to our shareholders of $16.7 million and $13.0 million in 2014 and 2015, respectively. In 2013, our revenues included $76.7 million generated from sales of polysilicon and $32.3 million generated from sales of wafers. In 2014, our revenues included $127.7 million generated from sales of polysilicon and $54.9 million generated from sales of wafers. In 2015, our revenues included $125.9 million generated from sales of polysilicon and $56.1 million generated from sales of wafers.

We have entered into framework agreements with some of our customers. These contracts typically contain binding terms related to the sales volumes of our photovoltaic products during the contract term. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are placed. Such pricing determination method has caused, and is expected to continue to cause, fluctuations in our revenues and results of operations. In 2013, our top three customers, Jiangsu Meike Silicon Energy, Zhenjiang Daqo and Hanwha SolarOne, accounted for approximately 18.0%, 12.4% and 8.1% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 38.5% of our total revenues. In 2014, our top three customers, Jiangsu Meike Silicon Energy, JA Solar Technology Yangzhou Co., Ltd., and Jinko Solar Co., Ltd., accounted for approximately 13.1%, 10.0% and 9.0% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 32.1% of our total revenues. In 2015, our top three customers, Jinko Solar, Jinneng Clean Energy and Meike Silicon Energy, accounted for approximately 19.3%, 11.2% and 10.0% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 40.5% of our total revenues.

Note:

(1)	The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 770 MT, 671 MT and 1,316 MT in 2013, 2014 and 2015, respectively.

Cost of revenues

Our cost of revenues primarily consists of:

•	depreciation of property, plant and equipment;

•	electricity and other utilities, such as steam, water and natural gas;

•	raw materials, including metallurgical grade silicon, liquid chlorine, nitrogen, calcium oxide and hydrogen; and

•	direct labor, including salaries and benefits for personnel directly involved in production activities.

Due to our capacity expansion, depreciation in absolute terms had increased significantly prior to 2014. Depreciation in absolute terms has decreased significantly in 2014, primarily as a result of our revision to the expected useful lives of fixed assets during the first quarter of 2014 and the deconsolidation of our former variable interest entity as of December 30, 2013. Along with the full ramp-up of Phase 2B polysilicon expansion project since August 2015, the depreciation in absolute terms increased significantly in 2015. Depreciation will resume its upward trend if we further expand our polysilicon production capacity or conduct technology improvement as we currently plan to do. We also expect that our total cost of revenues will increase as we increase our sales volume.

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

Research and development expenses

Our research and development expenses consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses to increase in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products, and expand our polysilicon manufacturing business. Our research and development expenses in 2013, 2014 and 2015 primarily resulted from continuous technology improvement projects for polysilicon and wafer production.

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

Fixed asset impairment loss

We recognized $158.4 million impairment loss for the long-lived assets of our polysilicon facilities in 2013. The impairment loss of long-lived assets of our polysilicon facilities recognized in 2013 reflected the impact of year-on-year market challenges and in particular reductions in average selling prices of our products in that year as described above, without similar reductions in costs of production, that have had an adverse effect on the profit-generating ability of these assets. No impairment loss of long-lived assets was recognized in 2014. We recognized an impairment loss of $1.6 million in 2015, which was related to certain identified relocation assets in Chongqing that were not transferrable and could not be reutilized in our Xinjiang expansion project.

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

Chongqing Daqo, our wholly owned Chinese subsidiary and a foreign-invested enterprise established in the central and western region in China, is entitled to a preferential income tax rate of 15% from the date of its establishment to December 31, 2010. Chongqing Daqo is qualified as a “Chongqing Municipality High and New Technology Enterprise,” which entitles it to a preferential income tax rate of 15%. Chongqing Daqo received its first qualification in November 2009 for a three-year period. The status was renewed in November 2015 for an additional three years until November 2018 and the status can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval. In November 2014, Xinjiang Daqo, another wholly owned Chinese subsidiary, obtained “High and New Technology Enterprise” certificate for a valid period of three years till 2016, which entitles it to enjoy the preferential income tax rate of 15%.

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

Impairment of long-lived assets

We evaluate our long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. We make subjective judgments in determining the independent cash flows that can be related to a specific asset group based on the asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in the operations by comparing the carrying value of the asset group to the estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value. We determine the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporate assumptions that it believes marketplace participants would utilize. The impairment charges for the years ended December 31, 2013, 2014 and 2015 were $158.4 million, nil and $1.6 million, respectively. In 2013, the impairment loss was related to the impairment of long-lived assets of the polysilicon facilities in Chongqing. As a result of certain difficulties in obtaining the planned reductions in cost at the Phase 1 polysilicon facilities, combined with the plan to expand capacity at our Xinjiang plant, we concluded that the best course of action was to (i) cease production at the Phase 1 polysilicon facilities, after which we incurred an impairment charge of $158.4 million in the second quarter of 2013 and (ii) relocate machinery and equipment from the Phase 1 polysilicon facilities to Xinjiang. In 2013, we evaluated under ASC 360-10-35-21 whether there were events or changes in circumstances which indicated that the carrying amount of our wafer asset group may not be recoverable. We concluded that there existed the triggering event due to the continuing decrease of average selling prices in 2013, and performed the recoverability test, with the estimate of future cash flows by using certain significant assumptions such as the estimated future selling prices of wafer, production costs, and projected sales volumes. We estimated such significant assumptions with reference to the historical records, industry analysis reports, current indications of customer demand and the management’s experience. As a result, we concluded the estimated sum of the undiscounted cash flows expected to result from the use and eventual disposition of the wafer asset group substantially exceeded the carrying amount, and no impairment was noted as of December 31, 2013. In August 2014, our board of directors approved the launch of an early stage research of the Phase 3 expansion in our Xinjiang polysilicon facilities. After a comprehensive analysis of the capacity and comparability of the Chongqing machinery and equipment, we concluded that it would be more efficient to use part of the machinery and equipment in Phase 3, rather than using all of them in Phase 2 project. The change to the relocation plan indicated that the carrying amount of our polysilicon asset group may not be recoverable. We performed the technology feasibility and economic viability research, and the recoverability test, with the estimate of future cash flows by using certain significant assumptions, such as the estimated future selling prices of polysilicon, production costs and projected sales volumes. We estimated such significant assumptions with reference to the historical records, industry analysis reports, current indications of customer demand and management’s experience. As a result, we concluded that the estimated sum of the undiscounted cash flows expected to be generated from the use and eventual disposition of the polysilicon group were in substantial excess of the carrying amount, and no impairment was noted as of December 31, 2014. The impairment loss of $1.6 million incurred in 2015 was related to certain identified relocation assets in Chongqing that were not transferrable and could not be reutilized in our Xinjiang expansion project. Regarding the wafer asset group, there was no impairment indicator noted as of December 31, 2014 and 2015.

Share-based compensation expenses

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

With respect to options granted on October 6, 2010, December 3, 2010, January 9, 2012, April 3, 2013, January 28, 2014, January 12, 2015 and July 6, 2015, we estimated the fair value of share options granted using the binomial option pricing model with the assistance of the independent appraiser, which requires the input of highly subjective assumptions, including the expected life of the share options, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share options represent management’s best estimates. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize the expense only for those shares expected to vest. These estimates are based on past employee-retention rates. We will prospectively revise our estimated forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures of these share options.

On January 12, 2015, we modified the exercise price to $0.87 for a total number of 6,274,166 previously granted options, in order to provide appropriate incentives to certain of our employees and executive officers. The fair value of the options under revised terms was $0.55 and $0.52. The total incremental cost associated with the modification was $241,557, of which $60,107 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of $181,470 will be recognized over a weighted-average period of 2.91 years.

On September 9, 2015, we modified the exercise price to $0.59 for a total number of 12,569,166 options for five batches granted on Jan 28, 2014, Jan 12, 2015 and July 06, 2015, in order to provide appropriate incentives to certain of our employees and executive officers. The fair values of the options under revised terms were $0.38, $0.35, $0.38, $0.37 and $0.40, respectively. The total incremental cost associated with the modification was $282,581, of which $123,322 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of $159,259 will be recognized over a weighted-average period of 2.85 years.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
Revenues
Polysilicon	76,721,105	127,692,325	125,916,457
Wafers	32,278,700	54,879,527	56,124,511

Total revenue	108,999,805	182,571,852	182,040,968
Cost of revenues	(135,103,408)	(139,308,511)	(144,491,083)
Gross (loss) profit	(26,103,603)	43,263,341	37,549,885
Operating expenses/income:
Selling, general and administrative expenses	(18,132,515)	(10,293,851)	(12,603,824)
Research and development expenses	(3,391,012)	(1,486,978)	(923,664)
Other operating income	5,420,777	552,444	3,824,881
Long-lived asset impairment	(158,424,827)	—	(1,622,588)
Total operating expenses	(174,527,577)	(11,228,385)	(11,325,195)
(Loss) income from operations	(200,631,180)	32,034,956	26,224,690
Interest expense	(19,349,190)	(15,654,106)	(13,173,958)
Interest income	149,752	324,118	493,995
Exchange (loss) gain	11,875	(55,792)	640,678
(Loss) income before income taxes	(219,818,743)	16,649,176	14,185,405
Income tax expense	(1,271,765)	—	(1,137,821)
Net (loss) income	(221,090,508)	16,649,176	13,047,584
Net (loss) income attributable to noncontrolling interest	(150,147,024)	—	90,695
Net (loss) income attributable to Daqo New Energy Corp.’s shareholders	(70,943,484)	16,649,176	12,956,889

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Total revenues. Our total revenues decreased by 0.3% from $182.6 million in 2014 to $182.0 million in 2015.

Revenue from product sales of polysilicon. The revenue derived from product sales of polysilicon was $125.9 million in 2015, decreased by 1.4% from $127.7 million in 2014. The polysilicon sold in 2014 and 2015 was mostly contributed by our Xinjiang facilities. During the third quarter of 2015, we successfully ramped up our Phase 2B expansion project which increased our annual capacity from 6,150 MT to 12,150 MT. As a result, our polysilicon production volume increased 48.9% from 6,560 MT in 2014 to 9,771 MT in 2015. Accordingly, our external polysilicon sales volume increased 37.9% from 5,972 MT in 2014 to 8,234 MT in 2015. Nevertheless, the improvement in external sales volume was offset by the decrease of our annual polysilicon average selling prices which decreased 28.5% from $21.37/kg in 2014 to $15.29/kg in 2015.

Revenue from product sales of wafers and OEM services. The revenue derived from the sales of wafers and OEM services increased by 2.3% from $54.9 million in 2014 to $56.1 million in 2015, Wafer sales volume was 76.4 million pieces in 2015, compared to 71.4 million pieces in 2014. The increase in wafer revenues as compared to 2014 was primarily due to higher sales volume.

Total Cost of revenues. Our cost of revenues increased by 3.7% from $139.3 million in 2014 to $144.5 million in 2015.

Cost of revenue from product sales of polysilicon. The cost of revenue from product sales of polysilicon was $97.7 million in 2015. Although our polysilicon external sales volume increased by 37.9% from 5,972 MT in 2014 to 8,234 MT in 2015. Our cost of revenue from product sales of polysilicon only increased by 6.9% compared to $91.4 million in 2014 due to our cost reduction effort, benefiting from the success of our Phase 2B expansion and technology improvement project in our Xinjiang facilities.

Cost of revenue from product sales of wafers and OEM services. The cost of revenue from product sales of wafers and OEM services decreased by 2.3% from $47.9 million in 2014 to $46.8 million in 2015. The decrease was primarily due to lower unit production cost partially offset by higher sales volume in 2015 as compared to 2014.

Gross profit. We had a gross profit of $37.6 million in 2015, decreased by 13.2% from $43.3 million in 2014. The decrease was primarily due to lower gross profit from product sales of polysilicon offset by higher gross profit from product sales of wafers and OEM services.

Gross profit from product sales of polysilicon. Our polysilicon business had a gross profit of $28.2 million in 2015, decreased by 22.2% from $36.2 million in 2014. In 2015, we successfully reduced our annual polysilicon total production cost by 17.9% from $13.68/kg in 2014 to $11.23/kg in 2015 and increased our polysilicon external sales volume by 37.9% from 5,972 MT in 2014 to 8,234 MT in 2015. Nevertheless, due to lower polysilicon ASPs, which decreased by 28.5% from $21.37/kg in 2014 to $15.29/kg in 2015, our gross profit still decreased in 2015 as compared to 2014.

Gross profit from product sales of wafers and OEM services. Our wafer business had a gross profit of $9.4 million in 2015, increased by 34.3% from $7.0 million in 2014. We sold 76.4 million pieces of wafers in 2015, an increase of 7.9% from 70.8 million pieces in 2014. The improvement in gross profit from wafers and OEM services was primarily due to improved cost structures, as well as higher sales volume.

Selling, general and administrative expenses. Our selling, general and administrative expenses were $12.6 million in 2015, compared to $10.3 million in 2014. The increase in selling, general and administrative expenses was primarily due to increased shipping cost, as a result of higher polysilicon shipping volume and less reversal of bad debt expense.

Research and development expenses. Our research and development expenses were $0.9 million in 2015, decreased from $1.5 million in 2014. The research and development expenses in 2015 and 2014 primarily resulted from continuous technology improvement projects for polysilicon and wafer production.

Fixed asset impairment loss. In the fourth quarter of 2015, we recognized an impairment charge of $1.6 million attributable to certain identified remaining assets in Chongqing that were not transferrable and could not be reutilized in our Xinjiang expansion project. In 2014, no long-lived assets impairment loss was recognized.

Other operating income. Other operating income was $3.8 million in 2015, increased from $0.6 million in 2014, which mainly consisted of unrestricted cash incentives that we received from local government authorities, which varies from period to period at the discretion of the applicable local government authorities.

Net Interest expense. Our net interest expenses were $12.0 million in 2015, decreased from $15.4 million in 2014. The decrease was primarily due to a decrease in short-term bank borrowing balance combined with a decreased average borrowing interest rate.

Income tax expense. Income tax expenses were $1.1 million in 2015, compared to nil in 2014. In 2014, we didn’t pay income tax, because there were still deferred tax assets which could be used to deduct income tax. Nevertheless, in 2015 one of our local entities started to pay income tax with the recovery of accumulated loss.

Net income attributable to our shareholders. As a result of the factors described above, we had net profit attributable to our shareholders of $13.0 million in 2015, decreased from $16.6 million in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013 for Continuing Operations

Total revenues. Our total revenues increased by 67.5% from $109.0 million in 2013 to $182.6 million in 2014. The increase in total revenues was primarily attributable to higher sales volumes, as well as higher average selling prices in both polysilicon and wafers.

Revenue from product sales of polysilicon. The revenue derived from product sales of polysilicon increased from $76.7 million in 2013 to $127.7 million in 2014. The improvement of revenue of $51.0 million was primarily contributed by the impact of higher sales volumes and higher selling prices of $29.2 million and $20.8 million,(1) respectively. The polysilicon sold in 2013 and 2014 was mostly contributed by our Xinjiang facilities. We ramped up the production capacity of 5,000 MT at Phase 2A facilities in Xinjiang in March 2013 and further increased our production capacity to 6,150 MT in the first quarter of 2014. As a result of the upgrade of the manufacturing process and improvement in our production efficiency at our Xinjiang facilities, our actual polysilicon production reached 1,748 MT during the third quarter of 2014, exceeding our 6,150 MT nameplate capacity by 9.0%. Accordingly, our production volume increased by 36.5% in 2014, as compared to 2013. Our average selling price for polysilicon in 2014 was higher than 2013, increased by 34.4%.

Note:

(1)	The impact on revenue from polysilicon attributable to the higher sales volume is calculated based on the assumption that the average selling price remains the same as last year.

Revenue from product sales of wafers and OEM services. The revenue derived from the sales of wafers increased from $32.3 million in 2013 to $54.9 million in 2014, primarily due to higher sales volume as a result of the capacity fully ramped up from 36 million pieces to 72 million pieces in November 2013. Our wafer utilization rate also improved significantly in 2014 compared to 2013.

Total Cost of revenues. Our cost of revenues increased by 3.1% from $135.1 million in 2013 to $139.3 million in 2014.

Cost of revenue from product sales of polysilicon. The cost of our polysilicon revenue was $91.4 million in 2014. Although our polysilicon production volume increased by 36.5% in 2014 compared to 2013, our cost of polysilicon just increased by 7.0% compared to $85.5 million in 2013 due to our cost reduction effort in our Xinjiang facilities, as well as to the decrease in depreciation expenses of $23.9 million attributable to the revision to the expected useful lives of fixed assets in the amount of $18.7 million and the deconsolidation of our former variable interest entity in the amount of $5.2 million.

Cost of revenue from product sales of wafers and OEM services. The cost of our wafers revenue and OEM services decreased by 3.5% from $49.6 million in 2013 to $47.9 million in 2014. The decrease was primarily due to lower unit production cost partially offsetting by higher production volume in 2014. In November 2013, we fully ramped up our wafer facilities to a capacity of 72 million pieces per annum. Our wafer production volume increased by 2 times in 2014 compared to 2013.

Gross (loss) profit. We had a gross profit of $43.3 million in 2014, compared to loss of $26.1 million in 2013. Our gross margin was 23.7% in 2014, compared to negative 23.9% in 2013. The improvement in gross profit and gross margin from 2013 was primarily due to improved cost structures in polysilicon, as well as higher average selling prices.

Gross (loss) profit from product sales of polysilicon. Our polysilicon business had a gross profit of $36.2 million in 2014, compared to loss of $8.8 million in 2013. Our polysilicon business’s gross margin was 28.4% in 2014, compared to negative 11.5% in 2013. The improvement in gross profit and gross margin from 2013 was primarily due to improved cost structures, as well as higher average selling prices.

Gross (loss) profit from product sales of wafers and OEM services. Our wafer business and OEM services had a gross profit of $7.0 million in 2014, compared to loss of $17.3 million in 2013. Gross margin of our wafer business and OEM services was 12.7% in 2014, compared to negative 53.7% in 2013. The improvement in gross profit and gross margin from 2013 was primarily due to improved cost structures, as well as higher average selling prices.

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

Recent Accounting Pronouncements

In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of extraordinary items. This ASU required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either present or disclose earnings-per-share data applicable to the extraordinary item. This ASU will also align more closely U.S. GAAP income statement presentation guidance with IAS 1, Presentation of Financial Statements, which prohibits the presentation and disclosure of extraordinary items. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. We have already considered the impact on our consolidated financial statements as of December 31, 2015.

In July 2015, the FASB issued a new pronouncement Inventory (Topic 330): Simplifying the Measurement of Inventory. The current guidance requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure in scope inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. We are in the process of evaluating the impact on our consolidated financial statements upon adoption.

In November 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. We are in the process of evaluating the impact on our consolidated financial statements upon adoption.

In January 2016, the FASB issued a new pronouncement which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

The new guidance makes targeted improvements to existing U.S. GAAP by:

•	Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•	Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•	Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•	Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•	Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•	Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. We are in the process of evaluating the impact on our consolidated financial statements upon adoption.

On March 30, 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The new guidance, which is part of the Board’s simplification initiative, also contains two practical expedients under which nonpublic entities can use the simplified method to estimate the expected term of an award and make a one-time election to switch from fair value measurement to intrinsic value measurement for liability-classified awardswhich nonpublic entities can use the simplified method to estimate the expected term of an award and make a one-time election to switch from fair value measurement to intrinsic value measurement for liability-classified awards.

In the period of adoption, entities are required to disclose:

•	The nature of and reason for the changes in accounting principle; and

•	Any cumulative effects of the changes on retained earnings or other components of equity as of the date of adoption.

In addition, because the change in presentation in the statement of cash flows related to excess tax benefits can be applied either prospectively or retrospectively, entities are required to disclose either (1) “that prior periods have not been adjusted” if the change is applied prospectively or (2) the “effect of the change on prior periods retrospectively adjusted” if the change is applied retrospectively. For the change in presentation in the statement of cash flows related to statutory tax withholding requirements, entities are required to disclose the “effect of the change on prior periods retrospectively adjusted.

For public business entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. If early adoption is elected, all amendments in the ASU that apply must be adopted in the same period. In addition, if early adoption is elected in an interim period, any adjustments should be reflected as of the beginning of the annual period that includes that interim period. We are in the process of evaluating the impact on its consolidated financial statements upon adoption.

Inflation

In recent years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.	Liquidity and Capital Resources

Liquidity

Our liquidity situation improved in 2015 as compared to 2014 and 2013. Overall, our cash and cash equivalents balance increased by $1.2 million and decreased by $0.8 million in 2013 and 2014, respectively, and increased by $7.4 million in 2015. Net cash provided in operating activities was $45.6 million and $66.4 million in 2014 and 2015, respectively, compared to net cash used in operating activities of $16.5 million in 2013. Net cash used in investing activities was $30.7 million, $90.6 million and $74.1 million in 2013, 2014 and 2015, respectively. Net cash provided by financing activities was $48.8 million, $44.3 million and $15.2 million in 2013, 2014 and 2015, respectively.

As of December 31, 2015, we believe that our cash, cash equivalents, cash flows from operating activities, financial support from Daqo Group and its affiliates, and continued support from financial institutions located in the PRC in the form of renewed and additional operating loans will be sufficient to meet our working capital, capital expenditure and repayment of bank borrowings needs that will arise in 2016 and beyond.

The following significant developments in 2015 have impacted our liquidity or are expected to impact our liquidity:

•	During the year ended December 31, 2015, we experienced positive cash flow from operations of $66.4 million. We believe we will continue to generate positive operating cash flow in 2016.

•	For the year ended December 31, 2015, we generated an operating income of $26.2 million. We believe that we will continue to generate positive operating income in 2016.

•	The quarterly average selling prices of polysilicon decreased by 23.4% from the first quarter to the fourth quarter of 2015.

•	As of December 31, 2015, our current liabilities exceeded our current assets by $186.6 million. Amounts due to related parties of $46.4 million are included as current liabilities. As part of the financial support Daqo Group and its affiliates provides to us, Daqo Group has indicated that they will not require us to repay our debt to them before January 1, 2017. While we had cash and cash equivalents of $14.5 million as of December 31, 2015, we had short-term bank borrowings (including current portion of our long-term debt) of $123.9 million all due within one year. The current portion of our long-term debt amounted to $51.6 million, such long-term debt being restricted to purchases of fixed assets and not expected to be renewed.

•	We completed the construction of our Phase 2B project in June 2015, which expanded our nameplate capacity from 6,150 MT to 12,150 MT per annum. In addition to the equipment which is being relocated from the Phase 1 polysilicon facilities to Xinjiang facilities, the total capital expenditure for our Phase 2B project that had been spent was $149.7 million. During 2015, we had incurred expenses of $1.3 million in connection with relocation costs related to the machinery and equipment from Chongqing that has been installed at our phase 2B facilities.

•	We have started the process of conducting our Phase 3A expansion project since July 2015, which is expected to expand our nameplate capacity from 12,150 further to 18,000 MT per annum. The construction of the Phase 3A project is expected to be completed by the end of 2016, and the full capacity is expected to be ramped up by the second quarter of 2017. The expected total capital expenditure for our Phase 3A expansion is approximately $94.7 million, of which $1.7 million had been spent as of December 31, 2015.

•	In June 2015, we obtained approval from Chongqing Rural Commercial Bank for RMB825 million (US$127.4 million) loans, which included a six-year term project finance loan of RMB625 million (US$96.5 million) and a one-year operating loan facility of RMB200 million (US$30.9 million). As of December 31, 2015, Xinjiang Daqo had drawn down RMB625 million (US96.2 million) and had no facility available for future draw down.

As noted above, we believe cash flow from operating activities, combined with the financial support from Daqo Group and its affiliates, our existing cash and cash equivalents, operating loans, facilities currently available, and those expected to be renewed will be sufficient to satisfy our obligations when they come due.

The following plans and actions are being taken to effectively manage our liquidity:

•	We generated net income and positive cash flow from operations for two consecutive years.

•	We performed a review of our cash flow forecasts for the twelve month period ending December 31, 2016, and believe that our operating cash flow will be positive during the twelve month period ending December 31, 2016.

•	We have been taking a number of cost reduction initiatives, including the new hydrochlorination system, technology improvement and polysilicon capacity expansion in Xinjiang.

•	On February 22, 2016, we obtained a letter of financial support from Daqo Group, which has committed to provide sufficient financial support to us to ensure that we have the funds required to satisfy our obligations as they come due during the twelve months ending December 31, 2016. Further, the support letter provides that Daqo Group will not require us to repay the amount owed to the Daqo Group and subsidiaries of Daqo Group before January 1, 2017, which amount totaled $46.4 million as of December 31, 2015.

•	As of December 31, 2015, we have available bank accepted note facilities of $22.6 million. While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we have renewed or rolled over most of our short term bank loans upon the maturity of the loans and believe that we will continue to be able to do so.

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

	Year Ended December 31,
	2013	2014	2015
	US$	US$	US$
	(US$ in thousands)
Net cash (used in) provided by operating activities	(16,526)	45,619	66,425
Net cash used in investing activities	(30,696)	(90,589)	(74,132)
Net cash provided by financing activities	48,827	44,272	15,242
Effect of exchange rate changes	(453)	(65)	(114)
Net increase (decrease) in cash and cash equivalents	1,152	(763)	7,421
Cash and cash equivalents at the beginning of the year	6,679	7,831	7,068
Cash and cash equivalents at the end of the year	7,831	7,068	14,490
Supplemental disclosure of cash flow information:
Interest paid	19,658	17,770	13,285
Income taxes paid	—	—	2,727
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable and notes payable	51,767	79,990	52,523
Purchases of property, plant and equipment included in amount due to related parties	940	5,651	263

Our cash and cash equivalents increased by $1.2 million in 2013, decreased by $0.8 million in 2014 and increased by $7.4 million in 2015. As of December 31, 2015, we had $19.1 million in restricted cash and $14.5 million in cash and cash equivalents. Restricted cash was primarily comprised of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit and bank notes. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturities of three months or less.

As of December 31, 2015, we had a working capital deficit (total current assets less total current liabilities) of $186.6 million. We had cash, cash equivalents and restricted cash of $33.6 million and short-term and long-term liabilities of $123.9 million and $118.5 million, respectively, as of December 31, 2015. In addition, we have a total capital commitment of $15.5 million. Although, as of December 31, 2015, Daqo Group and its subsidiaries provided financial support of $46.4 million to us in the form of interest-free loans, there is substantial doubt as to our ability to continue as a going concern. As such, Daqo Group and its affiliates have indicated that they will not require us to repay our debt to them before January 1, 2017. In addition, as of December 31, 2015, we have unused committed and available bank accepted notes facilities of $13.4 million (RMB87 million) and $9.2 million (RMB60 million) from Industrial and Commercial Bank of China and Xinjiang Shihezi Rural Bank, respectively.

In summary, our continuation as a going concern is dependent upon continued financial support from Daqo Group, our ability to continue to obtain other sources of financing and our operating cash flow in 2016. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We had a significant working capital deficit as of December 31, 2015. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, we will face the risk of not being able to continue as a going concern.”

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2015 was $66.4 million, primarily resulting from $210.0 million of cash we received from the sale of our products, our payments for raw materials and utilities of $101.8 million, taxes paid of $7.5 million, employee salaries and welfare payments of $21.0 million and interest expense payments of $13.3 million. We generated positive operating cash flow in 2015. The improvement was primarily due to the expansion in our polysilicon manufacturing capacity and our continuous cost reduction efforts at our Xinjiang facilities.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2015 was $74.1 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $81.3 million offset by the increase of restricted cash of $15.7 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit and the notes in support of our purchases of property, plant and equipment.

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

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2015 was $15.2 million, primarily resulting from cash received from related parties in the amount of $246.0 million offset by the repayment of amounts due to related parties in the amount of $276.6 million, proceeds received from the bank borrowings and other borrowings in the amount of $237.0 million offset by the repayment of bank borrowing in the amount of $220.6 million, and net proceeds from a follow-on publish offering of our ADSs in February 2015 in the amount of $28.7 million.

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

Capital Expenditures

We incurred capital expenditures of $32.5 million for the construction of our polysilicon, wafer and module production facilities and purchase of polysilicon, wafer and module production equipment in 2013. In 2014 and 2015, we made capital expenditures of $68.6 million and $42.7 million for the Phase 2B project and technology improvements at our polysilicon facilities in Xinjiang. In 2015, we also made capital expenditures of $1.7 million for the Phase 3A expansion project.

We are in the process of relocating certain machinery and equipment from our facilities in Chongqing to our Xinjiang facilities, which has reduced the capital expenditure requirements for our Phase 2B project. However, we have decided to utilize approximately 40% of our current machinery and equipment previously planned to be used for Phase 2B, as measured by its book value as of December 31, 2014, as certain machinery and equipment can be more efficiently and cost-effectively used in our future expansions. As a result, we acquired additional new machinery and equipment for Phase 2B. The total cash requirement for Phase 2B was $149.7 million. The remaining Chongqing machinery and equipment that we do not utilize in our Phase 2B will be used in the Phase 3A expansion, which is expected to be fully ramp up by the second quarter of 2017.

Our capital expenditures will increase in the future. We expect that the total capital expenditures of the Phase 3A expansion is approximately $94.7 million, of which $1.7 million had been spent as of December 31, 2015. We expect that completion of our expansion projects will be subject to obtaining additional funding. We intend to use cash generated from operating activities and take other actions to obtain alternative sources of financing, such as obtaining loan facilities from financial institutions, obtaining financial support from Daqo Group and its affiliates or entering into capital arrangements to meet our capital expenditure requirements. For additional information, see also “— Liquidity and Capital Resources” and “Item 4. Information on the Company — B. Business Overview — Manufacturing Capacity” in this annual report.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development.” See “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D.	Trend Information

Market Trends

Global solar PV installations in 2015 totaled around 57 GW, representing a 26.7% increase from 45 GW in 2014. China, Japan and the United States are the three largest solar PV markets globally in 2015. China installed 14.95 GW solar PV system in 2015, ranking No. 1 globally in terms of volume for three consecutive years, with accumulative solar PV installation in China reaching 43 GW. In China’s draft “13th Five-Year-Plan,” the accumulative solar PV installation is expected to reach 150 GW, which means China will need to install additional 107 GW in the five years from 2016 to 2020 in order to meet the target. In December 2015, the United States announced a 5-year extension for Solar Investment Tax Credit (ITC), providing a 30 percent tax credit for solar systems on residential and commercial properties. The extension will significantly support the deployment of solar energy in the United States in the next five years. In addition, several emerging markets are experiencing rapid growth, including India, Southeast Asia, Latin America and Africa. In particular, India’s newly added solar PV installations were reported to be approximately 2 GW in 2015, which makes it the fifth largest solar PV market in the world. India’s solar PV installations are expected to be approximately 4.8 GW in 2016. According to several market forecast reports, the global solar PV installations in 2016 are expected to be in the range of 62 to 65 GW.

Operational Trends

We successfully completed the construction of our Phase 2A facilities in Xinjiang in September 2012 and fully ramped up capacity to 5,000 MT at our Phase 2A facilities prior to the end of March 2013. We also completed a “debottlenecking” project prior to the end of 2013, which increased our annual capacity to 6,150 MT. We fully ramped up capacity of our Phase 2B expansion project and expanded the production capacity at our Xinjiang polysilicon facilities to 12,150 MT. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. As a result, we lowered our production cost of polysilicon (including depreciation) and cash cost (excluding depreciation) to $9.74/kg and $7.69/kg, respectively, in the fourth quarter of 2015. We are now in the process of conducting the Phase 3A capacity expansion at our Xinjiang facilities, which is expected to increase our nameplate capacity further to 18,000 MT by the second quarter of 2017 and further reduce our production cost for polysilicon. In addition, we are considering further capacity expansion at our Xinjiang facilities in the medium term, or the Phase 3B expansion. Subject to market and industry conditions, we expect our Phase 3B expansion to further increase our total polysilicon production capacity to 25,000 MT.

In 2013, we gradually increased the utilization rate of our wafer facilities and successfully expanded the capacity to 72 million pieces in November 2013. Since 2014, we have been running our wafer business in full capacity and improved the quality and efficiency for our wafer products. In May 2014, we established in-house slurry recovery system, which helps us to lower the wafer production cost. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to further reduce our manufacturing cost and increase annual wafer production capacity 100 million pieces per year by the second quarter of 2016. As of the end of 2015, our wafer capacity was 87 million pieces per year. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2015 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties as of December 31, 2015. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ (deficit)/equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2015:

	Payments due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Contractual obligations:
Long-term debt(1)(2)	170,125	51,576	90,836	27,713	—
Interest payment on long-term debt(3)	9.666	2,930	5,161	1,575	—
Capital commitments(4)	15,471	15,471	—	—	—
Operating lease obligations(5)	1,051	1,051	—	—	—
Total obligations	196,313	71,028	95,997	29,288	—

Notes:

(1)	Excludes interest payments.

(2)	As of December 31, 2015, long-term bank loans including the current portion in the amount of $170.1 million were guaranteed by Daqo Group, one director of the Company, Daqo New Material and four other companies affiliated with Daqo Group. In addition, Chongqing Daqo’s land use right and plant of $8.1 million and Xinjiang Daqo’s machinery and equipment of $73.9 million were collateralized for the long-term bank loans.

(3)	Variable interest payments are determined by weighed average long term interest rate 5.68%.

(4)	Represents commitments relating to our purchase of property, plant and equipment for our production capacity expansion, including payment commitments to our project contractors.

(5)	Represents Chongqing Daqo’s obligation under the lease agreement with Daqo New Material until January 2016.

G.	Safe Harbor

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Guangfu Xu	73	Chairman of the board of directors
Xiang Xu	45	Director
Dafeng Shi	44	Director
Gongda Yao	57	Director and chief executive officer
Fumin Zhuo	64	Independent director
Rongling Chen	73	Independent director
Minsong Liang	47	Independent director
Shuming Zhao	63	Independent director
Arthur Wong	56	Independent director
Ming Yang	42	Chief financial officer
Qiangmin Zhou	48	Chief technology officer
Shihua Su	41	Chief marketing officer

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

Mr. Fumin Zhuo is one of our independent directors. Mr. Zhuo has served as our director since November 2009. He currently also serves as an independent director of three Hong Kong Stock Exchange-listed companies, including Shenwan Hongyuan (H.K.) Limited, SRE Group Ltd. and Sinopharm Group Co. Ltd., and of two Shanghai Stock Exchange-listed companies including China Enterprise Company Limited, East China Architecture Group Ltd., and of Hedy Holding Co. Ltd., a Shenzhen Stock Exchange-listed company. Mr. Zhuo has also served as non-executive director to Besunyen Holdings Company Limited, a company listed on the Hong Kong Stock Exchange. Mr. Zhuo has over two decades experience in investment and corporate management. Mr. Zhuo is currently a managing partner of Granite Global Ventures III L.L.C., a general partner of SIG Capital Limited and Chairman of Venture Star Investment (HK) Limited. Prior to joining SIG Capital Limited in July 2005, Mr. Zhuo served as the chairman and chief executive officer of Vertex China Investment Company, a company concentrating in investments in the Greater China region since July 2002. From 1995 to July 2002, Mr. Zhuo was the chief executive officer of Shanghai Industrial Holding Ltd. and the chairman of SIIC Medical Science & Technology (Group). Prior to that, starting in 1987 Mr. Zhuo served as chief assistant officer of the Shanghai Economic System Reform Committee. Mr. Zhuo has extensive experience in venture capital fund formation, mergers and acquisitions, and investment management. Mr. Zhuo received his master’s degree in economics from Fudan University and his bachelor’s degree in enterprise management from Shanghai Jiaotong University’s Electrical Engineering School.

Mr. Rongling Chen is one of our independent directors. Mr. Chen has served as our director since October 2010. He has served as Senior Advisor for ASM China since May 2015. He has also served as an independent director to Tianjin Zhonghuan Semiconductor Co., Ltd., a company listed on Shenzhen Stock Exchange. Between 2010 and 2012 Mr. Chen was a vice president of Applied Materials and chief administration officer of Applied Materials China. Mr. Chen was an executive advisor of IMEC, a leading advanced semiconductor R&D center based in Belgium, and also a senior advisor and chairman of China advisory board to SEMI, a global industry association serving the manufacturing supply chains for the microelectronic, display and photovoltaic industries. Mr. Chen started working for Applied Materials in 1984, and has served in various senior positions, including vice president, chairman of Applied Materials China and head of China marketing and corporate affairs, before retiring in 2012. Mr. Chen received his bachelor’s degree in semiconductor devices and materials from Zhe Jiang University.

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

Mr. Arthur Wong is one of our independent directors. Mr. Wong has served as our director since December 2012. Mr. Arthur Wong is the Chief Financial Officer of Beijing Radio Cultural Transmission Company Limited. He currently serves as an independent director and Chairman of the Audit Committee of three NASDAQ-listed companies, including China Automotive Systems, Inc., YOU On Demand Holdings, Inc. and Sky Solar Holdings, Ltd., and of two Hong Kong Stock Exchange-listed companies, including Maple Leaf Educational Systems Limited and Petro-King Oilfield Services Limited. He also serves as an independent director of Xueda Education Group, a company listed on the New York Stock Exchange. From 2008 to 2012, Mr. Wong served as Chief Financial Officer for Asia New-Energy, Nobao Renewable Energy and GreenTree Inns Hotel Management Group sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, most recently as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

Mr. Ming Yang is our chief financial officer. Mr. Yang has served as our chief financial officer since July 2015. Prior to joining us, Mr. Yang served as a management consultant at McKinsey & Company since May 2012, where he specialized in the cleantech and solar sectors and focused on such areas as corporate strategy, market strategy, performance management, and risk management. Prior to McKinsey & Company, Mr. Yang was vice president of business development and corporate communications at JA Solar Holdings Co., Ltd., a leading manufacturer of solar products based in China from 2009 to 2012, where he was responsible for corporate strategy, business development, strategic partnerships and investor relations. Prior to JA Solar, Mr. Yang was an analyst covering the renewable energy sector at Coatue Management, a multi-billion dollar hedge fund based in New York in 2008. From 2004 to 2007, Mr. Yang served as vice president and senior China analyst at Piper Jaffray, where he was a core member of the global cleantech team and covered the solar energy and semiconductor materials sectors. Mr. Yang holds an MBA degree from Cornell University and a bachelor’s degree in electrical engineering and computer science from the University of California, Berkeley.

Mr. Qiangmin Zhou is our chief technology officer. First joining us in 2007, Mr. Qiangmin Zhou served as the General Manager of the polysilicon business group until April 2013, when he resigned from us for personal reasons. Mr. Zhou rejoined us in June 2014 and served as the Chief Operations Officer until March 1, 2016. Mr. Zhou has over 25 years of experience in chemical and materials industry. Mr. Zhou holds a bachelor’s degree from Tianjin University of Science and Technology and an MBA degree from Chongqing University.

Mr. Shihua Su is our chief marketing officer. Mr. Su was formerly our interim financial officer from May 2015 to July 2015 and served as the general manager of our Xinjiang polysilicon manufacturing facilities from October 2012 to April 2015. He holds a master degree from Jiangsu University of Industrial Project Finance Management.

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

In 2015, our aggregate payments of cash to directors or executive officers was approximately $1.2 million. In 2015, our directors and executive officers received options under our share incentive plan. See “— Share Incentive Plans.” Our PRC subsidiaries are and were required, as the case may be, by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. We have accrued or set aside, in the aggregate, approximately $6.8 thousand for pension or similar retirement benefits for our executive officers and directors, as required under PRC laws, for the fiscal year ended December 31, 2015. Other than the aforementioned statutorily required contributions, we have not set aside or accrued any other amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

As of March 15, 2016, excluding the expired and cancelled options, we have granted options to purchase a total of 19,183,785 of our ordinary shares among which 17,367,760 are outstanding under the 2009 Plan and the 2014 Plan.

The following table summarizes, as of the date of this annual report, the options granted to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised or terminated, if any.

Name	Ordinary Shares Underlying Option Awarded		Exercise Price ($/Share)	Date of Grant	Date of Expiration
Directors and officers as a group	3,400,000		$0.25	October 31, 2009	October 30, 2019
	50,000		$0.25	October 6, 2010	October 5, 2020
	925,000		$0.25	December 3, 2010	December 2, 2020
	1,050,000		$0.25	January 9, 2012	January 8, 2022
	140,000		$0.25	April 3, 2013	April 2, 2023
	4,654,166		$0.59	January 28, 2014	January 27, 2024
	6,185,625		$0.59	January 12, 2015	January 11, 2025
	1,000,000		$0.59	July 6, 2015	July 5, 2025
Other individuals as a group	1,950,000		$0.25	October 31, 2009	October 30, 2019
	70,000		$0.25	October 6, 2010	October 5, 2020
	1,265,000		$0.25	December 3, 2010	December 2, 2020
	140,000		$0.25	January 9, 2012	January 8, 2022
	1,530,000		$0.59	January 28, 2014	January 27, 2014
	948,750		$0.59	January 12, 2015	January 11, 2025
Total	23,398,541	*

*	The number of total options awarded includes options that were exercised or terminated, if any.

C.	Board Practices

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

In 2015, our audit committee held meetings or passed resolutions by unanimous written consent nine times.

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

In 2015, our compensation committee held meetings or passed resolutions by unanimous written consent once.

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

In 2015, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent once.

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

As of December 31, 2015, we employed 1,624 employees, including 1,055 in manufacturing, 122 in equipment maintenance, 97 in quality assurance, 17 in purchasing, 197 in research and development, 9 in sales and marketing and 127 in general and administrative. In addition, we engaged independent contractors and temporary personnel from time to time. All of these employees and independent contractors are located at our facilities in Chongqing and Xinjiang, China. As of December 31, 2015, we employed approximately 51 temporary personnel through third-party contractors.

We had a total of 1,330, 1,408 and 1,624 employees as of December 31, 2013, 2014 and 2015, respectively.

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

The calculations in the table below are based on 260,836,578 ordinary shares outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Guangfu Xu(1)	42,125,000	16.0%
Xiang Xu(2)	41,977,692	16.0%
Dafeng Shi(3)	6,966,251	2.7%
Fumin Zhuo(4)	*	*
Gongda Yao(5)	*	*
Rongling Chen(6)	*	*
Minsong Liang(7)	*	*
Shuming Zhao(8)	*	*
Arthur Wong(9)	*	*
Ming Yang(10)	*	*
Qiangmin Zhou(11)	*	*
Shihua Su(12)	*	*
All directors and executive officers as a group	95,290,333	35.1%

Principal Shareholders:
Gold Intellect Limited(13)	39,000,000	14.8%
Duke Elite Limited(14)	25,641,025	9.8%
FIL Limited(15)	19,027,500	7.3%
Quentec Asset Management, LLC(16)	16,232,175	6.2%
Plenty China Limited(17)	14,820,000	5.6%

*	Beneficially owns less than 1% of our ordinary shares.

Notes:

(1)	Consists of 39,000,000 shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu, and 1,600,000 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Guangfu Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.

(2)	Consists of (i) 1,025,641 ADSs, representing 25,641,025 Ordinary Shares, beneficially owned by Duke Elite Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, (ii) 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, and (iii) 1,083,333 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Xiang Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.

(3)	Consists of 5,449,584 shares held by Lucky Prosper Investments Limited, a British Virgin Islands company wholly owned and controlled by Mr. Dafeng Shi, and 1,083,333 shares issuable upon exercise of options held by Mr. Shi that are exercisable within 60 days of the date of this annual report. Mr. Dafeng Shi’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Shi is a director of our company.

(4)	The business address of Mr. Zhuo is Unit 3501, Two IFC, 8 Century Avenue, Pudong District, Shanghai, China.

(5)	The business address for Mr. Yao is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(6)	The business address of Mr. Chen is No.585, Jianguoxi Road, Shanghai, PRC.

(7)	The business address of Mr. Liang is Room 806, Tower C, Vantone Center, No. 6 Chaoyangmenwai Street, Chaoyang District, Beijing, PRC.

(8)	The business address of Mr. Zhao is 2002 Anzhong Building, School of Business, Nanjing University, 16 Jinyin Jie, Nanjing, PRC.

(9)	The business address of Mr. Wong is Room 906, 16th Floor, Huamao Building, No. 89 Jianguo Road, Chaoyang District, Beijing, PRC.

(10)	The business address of Mr. Yang is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(11)	The business address of Mr. Zhou is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(12)	The business address of Mr. Su is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(13)	Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.

(14)	Duke Elite Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company represented by ADSs held by Duke Elite Limited.

(15)	Based on Amendment No. 2 to the Schedule 13G filed on February 12, 2016. Consists of (i) 8,997,500 Ordinary Shares represented by ADSs held by Fidelity Funds – PACIFIC and (ii) 9,542,500 Ordinary Shares represented by ADSs held by Fidelity China Special Sits PLC. The business address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.

(16)	Based on the Schedule 13G filed with the SEC on February 16, 2016. The business address of Quentec Asset Management, LLC is 575 Lexington Avenue, 31st Floor, New York, NY 10022, United States of America.

(17)	Plenty China Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company held by Plenty China Limited.

As of the date of this annual report, 260,836,578 of our ordinary shares were issued and outstanding. To our knowledge, 135,195,490 ordinary shares, representing approximately 51.8% of our total outstanding shares, were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our directors or executive officers that are shareholders or principal shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

In 2015, the Company received interest free loans of $15,043,550 million from Daqo Group and repaid $20,217,257 million during the same year.

Related party transactions with Zhenjiang Daqo

In 2013, the Company sold $8,871,220 in wafers and $4,600,646 in polysilicon to Zhenjiang Daqo.

In 2014, the Company sold $6,534,133 in wafers and $3,020,187 in polysilicon to Zhenjiang Daqo.

In 2015, the Company sold $2,885,057 in wafers and $8,226,182 in polysilicon to Zhenjiang Daqo.

Related party transactions with Daqo Solar

In 2013, the Company received interest free loans of $76,881,392 from Daqo Solar and repaid $28,379,678 during the same year.

In 2014, the Company received interest free loans of $157,241,390 from Daqo Solar and repaid $166,231,092 during the same year. Further, the Company sold $9,595,680 in wafer to Daqo Solar.

In 2015, the Company received interest free loans of $127,060,826 from Daqo Solar and repaid $151,990,672 during the same year. Further, the Company sold $783,705 in wafer to Daqo Solar.

Related party transactions with Xinjiang Daqo Investment

In 2013, the Company received interest free loans of $58,389,643 from Xinjiang Daqo Investment and repaid $40,193,785 during the same year.

In 2014, the Company received interest free loans of $98,367,234 from Xinjiang Daqo Investment and repaid $93,219,846 during the same year.

In 2015, the Company received interest free loans of $72,946,700 from Xinjiang Daqo Investment and repaid $73,252,506 during the same year. In August 2015, the board of directors and the audit committee of the Company approved the restructuring plan of Xinjiang Daqo in order for it to meet certain PRC legal requirement for listing on the National Equities Exchange and Quotations in China. Pursuant to the restructuring plan, Xinjiang Daqo Investment subscribed for newly issued equity interest of Xinjiang Daqo representing 1% of the total outstanding equity of Xinjiang Daqo, which restructuring was completed in December 2015.

Related party transactions with Nanjing Daqo

In 2013, the Company agreed with Nanjing Daqo to extend the loan for one more year, interest free.

In 2014, the Company received interest free loans of $973,898 from Nanjing Daqo and repaid $2,921,693 during the same year. In addition, the Company also sold $112 polysilicon to Nanjing Daqo.

In 2015, the Company received interest free loans of $13,456,861 from Nanjing Daqo and repaid $13,456,861 during the same year.

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

In 2015, the Company received interest free loans of $11,082,241 from Daqo New Material and repaid $11,285,114 during the same year. In addition, the Company recorded $1,050,661 rental expenses in 2015 under the lease agreement with Daqo New Material.

Related party transactions with Chongqing Daqo Tailai

Chongqing Daqo Tailai Electric Co., Ltd., or Chongqing Daqo Tailai, is a company that is wholly owned by Daqo Group.

In 2014, the Company purchased equipment at the cost of $2,724,790 from Chongqing Daqo Tailai.

In 2015, the Company purchased fixed asset and raw material in the amount of $375,528 and $9,938, respectively, from Chongqing Daqo Tailai. During the same year, the Company received interest free loans in the amount of $6,367,640 from Chongqing Daqo Tailai and repaid $6,367,640. The Company sold fixed assets of $6,458 to Chongqing Daqo Tailai during the same year.

Related party transactions with other subsidiaries of Daqo Group

In 2013, the Company purchased equipment from other subsidiaries of Daqo Group at the cost of $157,742.

In 2014, the Company purchased equipment from other subsidiaries of Daqo Group at the cost of $3,989,686 and received interest free loans of $636 during the same year.

In 2015, the Company purchased fixed asset and raw material in the amount of $3,488,330 and $22,817, respectively, from other subsidiaries of Daqo Group and repaid interest free loans of $5,295 during the same year.

Related party transaction with Duke Elite Limited

In February 2015, Duke Elite Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, a director of ours and president of Daqo Group, purchased 1,025,641 ADSs, representing 25,641,025 ordinary shares, in an underwritten follow-on offering of the ADSs of the Company, at the same price, $19.50 per ADS, and on the same terms as the other ADSs offered in the offering.

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

	Trading Price
	High	Low
Annual High and Low
2011	74.85	7.05
2012	20.75	3.40
2013	49.59	4.02
2014	56.98	21.78
2015	31.79	11.30

Quarterly Highs and Lows
First Quarter of 2014	56.98	33.71
Second Quarter of 2014	46.75	21.78
Third Quarter of 2014	48.18	23.55
Fourth Quarter of 2014	44.40	23.06
First Quarter of 2015	29.27	17.70
Second Quarter of 2015	31.79	21.26
Third Quarter of 2015	24.41	11.30
Fourth Quarter of 2015	19.44	11.89

Monthly Highs and Lows
October 2015	19.44	15.61
November 2015	16.83	11.89
December 2015	17.98	15.54
January 2016	19.50	18.21
February 2016	20.90	13.59
March 2016	19.50	16.03
April 2016 (through April 5, 2016)	19.36	17.85

B.	Plan of Distribution

Not applicable.

C.	Markets

See “— A. Offering and Listing Details.”

D.	D. Selling Shareholders

Not applicable.

E.	E. Dilution

Not applicable.

F.	F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Questions arising at a meeting of the board of directors are required to be decided by simple majority votes of the members of the board of directors present or represented at the meeting. In the case of a tie vote, the chairman shall have a second or casting vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

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

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by any one or more shareholders holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy.

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

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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

Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and we do not anticipate becoming a PFIC in future taxable years, although there can be no assurance in this regard. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred on our short-term and long-term borrowings and interest income generated by excess cash which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2015, we had outstanding long-term bank borrowings of $170.1 million mostly bearing floating rates which are subject to adjustment every 12 months based upon the PRC government’s standard interest rate. The weighted average interest rate as of December 31, 2015 for the long-term bank borrowings was 5.68%. We are currently not engaged in any interest rate hedging activities. A hypothetical five percentage point increase in interest rates would have resulted in an increase of approximately $0.7 million in our interest expense for the year ended December 31, 2015.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2015, we had RMB-denominated cash, cash equivalents, and short-term investments of RMB200.7 million and U.S. dollar-denominated cash, cash equivalents and short-term investments of $2.7 million. Assuming we had converted the U.S. dollar-denominated cash, cash equivalents and short-term investments of $2.7 million into RMB at the exchange rate of $1.00 for RMB6.4778 as of December 31, 2015, this cash, cash equivalents and short-term investments would have been RMB17.5 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, this cash, cash equivalents and short-term investments would have decreased to RMB15.8 million.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADS program established pursuant to the deposit agreement, by making available a set amount or a portion of the depositary fees charged in respect of the ADS program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. For the year ended December 31, 2015, we did not receive any payment from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program. In December 2012, we instructed the depositary bank to change the ratio of shares of our company by each ADS from five shares to twenty five shares per ADS. In accordance with the agreement between our company and the depositary bank, the latter ceased any reimbursement and waiver, and charged “Termination/Revision Fees” of $1 million to our company.

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

As of the date of this annual report, we have used all of the net proceeds received from our initial public offering, the May 2014 offering and the February 2015 offering. Of the net proceeds from our May 2014 offering, $25.3 million was used for construction of plant, building and facilities, and $29.3 for purchase and installation of machinery and equipment. As for the offering in February 2015, we have used all of the net proceeds for general corporate purposes, including studying the feasibility of Phase 3A expansion project and working capital.

None of the payments described in this Item were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2015. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2015.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2015, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2015, has also audited the effectiveness of internal control over financial reporting as of December 31, 2015.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

DAQO NEW ENERGY CORP.:

We have audited the internal control over financial reporting of Daqo New Energy Corp and its subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule included in Schedule I as of and for the year ended December 31, 2015 of the Company and our report dated April 7, 2016 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Shanghai, China

April 7, 2016

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2015, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2013	2014	2015
	(in US$ thousands)
Audit fees(1)	700	890	1,011
Tax fees(2)	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Tax fees” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 26, 2015, our board of directors authorized a share repurchase program, whereby our company may repurchase up to US$10 million of our ordinary shares or ADSs from August 26, 2015 to August 25, 2016. The share repurchase program was publicly announced on August 26, 2015. The following table sets forth some additional information about our repurchases made under this program as of the date of this annual report.

	Total Number of ADSs Purchased	Average Price Paid per ADS ($)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs ($)
August 26, 2015 — August 31, 2015	—	—	—	10,000,000
September 1, 2015 — September 30, 2015	52,279	14.35	52,279	9,249,828
October 1, 2015 — October 31, 2015	—	—	—	9,249,828
November 1, 2015 — November 30, 2015	41,997	14.29	41,997	8,649,836
December 1, 2015 — December 31, 2015	—	—	—	8,649,836
January 1, 2016 — January 31, 2016	—	—	—	8,649,836
February 1, 2016 — February 29, 2016	—	—	—	8,649,836
March 1, 2016 — March 31, 2016	—	—	—	8,649,836
April 1, 2016 — April 6, 2016	—	—	—	8,649,836
Total	94,276	14.32	94,276	8,649,836

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

Section 312.03(b) of the Corporate Governance Rules of the NYSE requires shareholder approval for the issuance of common stock, or of securities convertible into common stock, in any transaction or series of transactions to a “related party” (which term is defined as a director, officer or substantial security holder), a subsidiary, affiliate or other closely related person of such related party, or any company or entity in which a related party has a substantial direct or indirect interest, if the number of shares to be issued exceeds one percent of the number of shares outstanding prior to the issuance. Under the laws of our jurisdiction of incorporation or home country, the Cayman Islands, and our currently effective memorandum and articles of association, we are not required to obtain shareholder approval before issuing ordinary shares to a related party. In February 2015, we followed home country practice in connection with the offer and sale of 1,025,641 ADSs, representing 25,641,025 ordinary shares, to Duke Elite Limited, an affiliate of Mr. Xiang Xu, a director of ours and president of Daqo Group, pursuant to an underwritten follow-on offering, and at the same price and on the same terms as other ADSs offered and sold in the offering, without shareholder approval.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Daqo New Energy Corp. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-164307))
2.1	Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 2.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
2.2	Amendment No. 1 to Deposit Agreement among Daqo New Energy Corp. and JPMorgan Chase Bank, N.A. as depositary, and holders of American Depositary Receipts (incorporated herein by reference to Exhibit 2.2 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
4.1	2009 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.4	English translation of the Trademark License Agreement among Daqo Group, Chongqing Daqo and Nanjing Daqo dated as of May 8, 2009 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.5	Non-Competition Agreement among Daqo Group, Daqo Cayman (formerly known as Mega Stand International Limited) and Chongqing Daqo dated as of July 1, 2008 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.6	English translation of the Loan Agreement between Xinjiang Daqo and Bank of China, Shihezi Branch dated as of September 30, 2011 (incorporated herein by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012 (File No. 001-34602))
4.7	English summary of Loan agreement with China Construction Bank dated as of April 17, 2013 (incorporated herein by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
4.8	English summary of Loan agreement with China Construction Bank dated as of November 6, 2013 (incorporated herein by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
4.9	English translation of Lease Contract (Revised Edition) between Daqo New Material and Chongqing Daqo effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
4.10	English translation of Lease Contract between Daqo New Material and Chongqing Daqo effective as of January 1, 2012 (incorporated herein by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
4.11	English translation of Supplemental Agreement to the Lease Contract between Daqo New Material and Chongqing Daqo effective as of October 1, 2012 (incorporated herein by reference to Exhibit 4.28 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
4.12	English translation of Supplemental Agreement to the Lease Contract between Daqo New Material and Chongqing Daqo effective as of January 1, 2014 (incorporated herein by reference to Exhibit 4.29 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
4.13	Letter of Financial Support from Daqo Group and certain shareholders of the Registrant effective as of December 10, 2014 (incorporated herein by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015 (File No. 001-34602))

Exhibit Number	Description of Document
4.14	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015 (File No. 001-34602))
4.15	Letter of Financial Support from Daqo Group and certain shareholders of the Registrant effective as of March 6, 2015 (incorporated herein by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015 (File No. 001-34602))
4.16*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Industrial Bank Co., Ltd., Urumqi Branch, effective dated April 30, 2015
4.17*	English Summary of Fixed Assets Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated June 24, 2015
4.18*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated July 16, 2015
4.19*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated July 23, 2015
4.20*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated September 16, 2015
4.21*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated October 14, 2015
4.22*	Letter of Financial Support from Daqo Group and certain shareholders of the Registrant effective as of February 22, 2016
8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-164307))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DAQO NEW ENERGY CORP.

By:	/s/ Gongda Yao
Name:	Gongda Yao
Title:	Chief Executive Officer

Date:	April 7, 2016

DAQO NEW ENERGY CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

DAQO NEW ENERGY CORP.:

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. and its subsidiaries (the “Company”) as of December 31, 2014, and 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Daqo New Energy Corp. and its subsidiaries as of December 31, 2014, and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 7, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Shanghai, China

April 7, 2016

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2014 AND 2015

(In U.S. dollars, except share data)

	December 31,
	2014	2015
ASSETS:
Current assets:
Cash and cash equivalents	$7,068,483	$14,490,011
Restricted cash	22,169,236	19,062,713
Accounts receivable, net of allowance for doubtful accounts of $3,189,110 and $1,087,465 as of December 31, 2014 and 2015	8,714,261	19,849,608
Note receivables	50,239,886	11,109,695
Prepaid expenses and other current assets	12,835,869	12,235,141
Advances to suppliers	1,352,747	1,028,287
Inventories	9,581,784	10,715,939
Amounts due from related parties	9,986,968	284,633
Total current assets	121,949,234	88,776,027
Property, plant and equipment, net	559,006,119	544,326,125
Prepaid land use rights	29,006,693	27,122,287
Deferred tax assets-non current	-	626,965
Other non-current assets	169,173	-
TOTAL ASSETS	$710,131,219	$660,851,404

LIABILITIES:
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	$159,803,876	$123,936,995
Accounts payable	16,784,156	17,491,292
Note payables	48,941,807	20,152,962
Advances from customers	7,308,535	8,183,376
Payables for purchases of property, plant and equipment	64,575,527	49,674,887
Accrued expenses and other current liabilities	8,955,663	8,616,831
Amount due to related parties	89,698,151	46,396,527
Income tax payable	-	940,732

Total current liabilities	396,067,715	275,393,602
Long-term bank borrowings	77,336,160	118,548,430
Advances from customers	3,401,667	-
Deferred government subsidies	26,557,607	25,252,882

Total liabilities	503,363,149	419,194,914

Commitments and contingencies (Note 17)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS—(Continued)

DECEMBER 31, 2014 AND 2015

(In U.S. dollars, except share data)

	December 31,
	2014	2015
EQUITY:
Ordinary shares;
$0.0001 per value 500,000,000 shares authorized as of December 31, 2014 and 2015; 225,864,103 and 279,214,103 shares issued as of December 31, 2014 and 2015, respectively and 223,577,853 and 260,836,578 shares outstanding as of December 31, 2014 and 2015, respectively	22,358	26,320
Additional paid in capital	203,125,494	236,358,070
Accumulated losses	(16,018,293)	(3,061,404)
Accumulated other comprehensive income	20,037,183	8,780,313

Treasury Stock, at cost (2,286,250 and 4,643,150 shares as of December 31, 2014 and 2015, respectively)	(398,672)	(1,748,836)
Total shareholders’ equity	206,768,070	240,354,463
Noncontrolling interest	-	1,302,027
Total equity	206,768,070	241,656,490
TOTAL LIABILITIES AND EQUITY	$710,131,219	$660,851,404

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

	Year ended December 31,
	2013	2014	2015
Revenues
Products
- Sales to third parties	$93,710,464	$158,256,598	$166,942,726
- Sales to related parties	13,471,866	15,840,748	9,069,816
Service fee
- Sales to third parties	$1,817,475	$5,165,254	$3,203,298
- Sales to related parties	-	3,309,252	2,825,128
Total revenues	108,999,805	182,571,852	182,040,968

Total cost of revenues	(135,103,408)	(139,308,511)	(144,491,083)

Gross (loss) profit	(26,103,603)	43,263,341	37,549,885
Operating (expenses) income:
Selling, general and administrative expenses	(18,132,515)	(10,293,851)	(12,603,824)
Research and development expenses	(3,391,012)	(1,486,978)	(923,664)
Other operating income, net	5,420,777	552,444	3,824,881
Long-lived asset impairment	(158,424,827)	-	(1,622,588)
Total operating expenses	(174,527,577)	(11,228,385)	(11,325,195)
(Loss) income from operations	(200,631,180)	32,034,956	26,224,690
Interest expense	(19,349,190)	(15,654,106)	(13,173,958)
Interest income	149,752	324,118	493,995
Exchange (loss) gain	11,875	(55,792)	640,678
(Loss) income before income taxes	(219,818,743)	16,649,176	14,185,405
Income tax expense	(1,271,765)	-	(1,137,821)
Net (loss) income	(221,090,508)	16,649,176	13,047,584
Net (loss) income attributable to noncontrolling interest	(150,147,024)	-	90,695

Net (loss) income attributable to Daqo New Energy Corp. ordinary shareholders	$(70,943,484)	$16,649,176	$12,956,889

NET (LOSS) EARNINGS PER ORDINARY SHARE
Basic—ordinary shares	$(0.41)	$0.08	$0.05
Diluted—ordinary shares	$(0.41)	$0.08	$0.05
ORDINARY SHARES USED IN CALCULATING EARNINGS PER ORDINARY SHARE
Basic—ordinary shares	173,068,420	206,349,976	258,015,851

Diluted—diluted shares	173,068,420	211,353,643	261,411,933

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

	Year ended December 31,
	2013	2014	2015
Net (loss) income	$(221,090,508))	$16,649,176	$13,047,584
Other comprehensive income:
Foreign currency translation adjustments	5,543,033	(3,662,013)	(11,286,150)
Total other comprehensive income	5,543,033	(3,662,013)	(11,286,150)
Comprehensive (loss) income	(215,547,475)	12,987,163	1,761,434
Comprehensive (loss) income attributable to noncontrolling interest	(148,752,181)	—	61,415
Comprehensive (loss) income attributable to Daqo New Energy Corp. shareholders	$(66,795,294))	$12,987,163	$1,700,019

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

	Ordinary shares		Treasury Stock	Additional paid in capital	Accumulated Loss	Accumulated other comprehensive income	Noncontrolling interest	Total
	Number	$

Balance at January 1, 2013	172,877,433	17,288	(494,928)	144,755,902	38,276,015	19,551,006	138,772,130	340,877,413

Net loss	—	—	—	—	(70,943,484)	—	(150,147,024)	(221,090,508)
Other comprehensive income	—	—	—	—	—	4,148,190	1,394,843	5,543,033
Share-based compensation	—	—	—	1,881,401	—	—	—	1,881,401
Deconsolidation of Daqo New Material Co., Ltd.	—	—	—	—	—	—	9,980,051	9,980,051
Options Exercise	550,420	55	96,256	38,860	—	—	—	135,171

Balance at December 31, 2013	173,427,853	17,343	(398,672)	146,676,163	(32,667,469)	23,699,196	—	137,326,561

Net income	—	—	—	—	16,649,176	—	—	16,649,176
Other comprehensive income	—	—	—	—	—	(3,662,013)	—	(3,662,013)
Share-based compensation	—	—	—	1,792,819	—	—	—	1,792,819
Follow-on equity offering, net of issuance costs of $ 3,375,553	50,000,000	5,000	—	54,619,447	—	—	—	54,624,447
Options Exercise	150,000	15	—	37,065	—	—	—	37,080

Balance at December 31, 2014	223,577,853	$22,358	$(398,672)	$203,125,494	$(16,018,293)	$20,037,183	$—	$206,768,070

Net income	—	—	—	—	12,956,889	—	90,695	13,047,584
Other comprehensive income	—	—	—	—	—	(11,256,870)	(29,280)	(11,286,150)
Share-based compensation	—	—	—	3,687,951	—	—	—	3,687,951
Follow-on equity offering, net of issuance costs of $2,033,041	38,500,000	3,850	—	27,993,109	—	—	—	27,996,959
Options Exercise	1,115,625	112	—	275,671	—	—	—	275,783
Repurchase of stock	(2,356,900)	—	(1,350,164)	—	—	—	—	(1,350,164)
Capital injection from noncontrolling shareholders	—	—	—	1,275,845	—	—	1,240,612	2,516,457

Balance at December 31, 2015	260,836,578	26,320	(1,748,836)	236,358,070	(3,061,404)	8,780,313	1,302,027	241,656,490

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

	Year ended December 31,
	2013	2014	2015
Operating activities:
Net (loss) income	$(221,090,508)	$16,649,176	$13,047,584
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Long-lived assets impairment	158,424,827	—	1,622,588
Share-based compensation	1,881,401	1,792,819	3,687,951
Inventory write-down	29,905,734	175,568	62,422
Allowance for doubtful accounts	5,482,019	(3,823,744)	(2,026,567)
Depreciation of property, plant and equipment	52,250,595	28,007,943	31,361,026
Loss on disposal of Property Plant and Equipment	—	314,728	166,283
Deferred tax assets	1,415,502	—	(626,965)
Changes in operating assets and liabilities:
Accounts receivable	12,431,119	4,775,333	(10,399,283)
Note receivables	(11,496,473)	(34,702,180)	36,898,166
Prepaid expenses and other current assets	29,616	10,217,835	30,465
Advances to suppliers	(122,753)	(513,373)	264,361
Inventories	(25,270,470)	484,562	(1,622,269)
Amount due from related parties	(6,853,965)	2,193,604	5,481,362
Prepaid land use rights	264,549)	623,413)	595,716
Other non-current assets	4,513,271	229,688	161,657
Accounts payable	5,349,428	(475,966)	1,452,811
Note payables	(19,760,436)	31,992,814	(14,733,475)
Accrued expenses and other current liabilities	468,946	1,677,622	59,045
Income tax payable	(160,480)	—	940,732
Advances from customers	(4,254,342)	(13,813,120)	(2,051,000)
Amount due to related parties	(415,960))	(453,075)	2,178,445
Deferred government subsidies	482,563	266,082	(124,842)

Net cash (used in) provided by operating activities	(16,525,817)	45,619,729	66,426,213

Investing activities:
Purchases of property, plant and equipment	(32,504,507)	(77,028,755))	(81,364,037)
(Decrease)/Increase in restricted cash	1,823,635	(13,560,277)	2,121,603
Proceeds from disposition of Nanjing Daqo	—	—	5,110,085
Decrease in cash on deconsolidation of Daqo New Material	(15,241)

Net cash used in investing activities	(30,696,113)	(90,589,032)	(74,132,349)

Financing activities:
Proceeds from related parties loans	157,271,287	275,134,122	245,957,818
Repayment of related parties loans	(69,386,568)	(275,088,560)	(276,575,346)
Proceeds from bank borrowings	74,551,991	176,114,553	237,031,976
Repayment of bank borrowings	(113,745,197)	(186,549,888)	(220,611,404)
Purchase and retirement of treasury shares	—	—	(1,350,164)
Proceeds from options exercised	135,171	37,080	275,783
Proceeds from follow-on equity offering	—	58,000,000	30,030,000
Insurance cost for follow-on equity offering	—	(3,375,553)	(2,033,041)
Capital injection from noncontrolling shareholders			2,516,457

Net cash provided by financing activities	48,826,684	44,271,754	15,242,079
Effect of exchange rate changes on cash and cash equivalents	(452,694)	(65,052)	(114,415)
Net increase (decrease) in cash and cash equivalents	1,152,060	(762,601)	7,421,528
Cash and cash equivalents at the beginning of the year	6,679,024	7,831,084	7,068,483

Cash and cash equivalents at the end of the year	$7,831,084	$7,068,483	$14,490,011

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

	Year ended December 31,
	2013	2014	2015
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	$19,657,071	$17,771,457	$13,284,899
Income taxes paid	$—	$—	$2,726,825
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payables	$51,766,695	$79,989,590	$52,523,129
Purchases of property, plant and equipment included in amounts due to related parties	$940,135	$5,651,053	$262,974

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

The consolidated financial statements include the financial statements of Daqo New Energy Corp. (the “Company”), its wholly owned subsidiaries, Chongqing Daqo New Energy Co., Ltd. (“Chongqing Daqo”), Xinjiang Daqo New Energy Co., Ltd (“Xinjiang Daqo”), Daqo Solar Energy North America (“Daqo America”) (which was liquidated in 2013) and Daqo New Energy Holdings (Canada) Ltd.(“Daqo Canada”) (which was liquidated in 2013) and its consolidated variable interest entity (“VIE”) Daqo New Material Co., Ltd. (“Daqo New Material”) (which was deconsolidated on December 31, 2013) (collectively, the “Group”).

The Company was incorporated on November 22, 2007 in the Cayman Islands. Chongqing Daqo, and Xinjiang Daqo were incorporated by the Company on January 14, 2008, December 20, 2007 and February 22, 2011, respectively, in the Peoples’ Republic of China (“PRC”). Daqo America was incorporated by the Company in January 2009, in California, USA. Daqo Canada was incorporated by the Company in April 2011, in Hamilton, Ontario, Canada.

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

Subsequent to its establishment, Chongqing Daqo entered into a lease agreement with Daqo New Material to rent all of Daqo New Material’s land, production infrastructure and machinery and equipment for the Group’s polysilicon production. The lease period was from July 1, 2008 to December 31, 2013, with monthly lease payments that had been renegotiated periodically and were eliminated in consolidation. The lease agreement also provided that if Daqo New Material transferred the ownership of the leased assets to any third party, the lease agreement would remain effective and enforceable against the new owner. One month before the expiry of the lease period, Chongqing Daqo had the option to renew the lease on the same terms and conditions for an additional five-year periods. Furthermore, Chongqing Daqo had the option to purchase, or to designate any person to purchase, the leased assets at the then fair value at any time during the lease period or within one year following the lease period, if permitted by the PRC laws and regulations. If Daqo New Material desired to transfer the ownership of the leased assets to a third party, Chongqing Daqo had the right of first refusal to acquire the leased assets under the same conditions. If the leased assets were transferred to a third party, the lease agreement was remain effective and enforceable against the new owner.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

On December 31, 2013, Chongqing Daqo and Daqo New Material terminated the lease agreement. As a result, the Company deconsolidated Daqo New Material on December 31, 2013.

In the periods presented, the Group manufactured and sold polysilicon and wafers through Chongqing Daqo and Xinjiang Daqo.

In August 2015, the Company's subsidiary, Xinjiang Daqo, issued stock representing 1% equity interest to Daqo Xinjiang Investment Co., Ltd. ("Xinjiang Daqo Investment"), an affiliated company which is 100% held by Daqo Group, for total cash proceeds of $2.5 million, which is based on the fair value of Xinjiang Daqo. Xinjiang Daqo Investment's equity interests in Xinjiang Daqo are presented as a noncontrolling interest in the Group’s consolidated financial statements.

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

As of December 31, 2015, the Company’s current liabilities exceed its current assets by $186.6 million. While the Company had cash and cash equivalents of $14.5 million, short-term borrowings, including current portion of long-term bank borrowings of $123.9 million will be due within one year. Additionally, the Company has capital commitments of $15.5 million relating to the purchases of property, plant and equipment to be fulfilled in the next twelve months.

However, the Group regards the going concern assumption as appropriate considering the following plans and actions:

1.	The Group generated net income and positive cash flow from operations for two consecutive years.

2.	The Group has performed a review of its cash flow forecasts for the twelve month period ending December 31, 2016, and believes that its operating cash flow will be positive during the twelve month period ending December 31, 2016.

3.	The Group has or is in the process of taking a number of cost reduction initiatives, including the new hydrochlorination system, technology improvement and polysilicon capacity expansion in Xinjiang.

4.	On February 22, 2016, the Group obtained a letter of financial support from Daqo Group which has committed to provide sufficient financial support to the Group to ensure the Group has the funds required to satisfy its obligations as they come due in the normal course during the twelve months ending December 31, 2016. Further, the support letter provides that Daqo Group will not require the Group to pay the amount owed to the Daqo Group and subsidiaries of Daqo Group before January 1, 2017, which at December 31, 2015 totaled $46.4 million.

5.	As of December 31, 2015, the Group has available bank accepted note facilities of $22.6 million. While there can be no assurance that the Company will be able to refinance its short-term bank borrowings as they become due, historically, the Company has renewed or rolled over most of its short term bank loans upon the maturity of the loans and believes the Company will continue to be able to do so.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Management has made significant estimates in a variety of areas, including but not limited to allowance for doubtful accounts, useful lives and residual values of long-lived assets, impairment for long lived assets, valuation allowances for deferred tax assets, interest capitalization and certain assumptions used in the computation of share-based compensation and related forfeiture rates. The Group revised the estimates of expected useful lives of property, plant and equipment on January 1, 2014, please refers to Note 2 (i) for details.

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

Accounts receivable represent those receivables derived in the ordinary course of business. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for doubtful accounts mainly based on aging of the receivables and other factors surrounding the credit risk of specific customers. Allowance for doubtful accounts is $3,189,110 and $ 1,087,465 as of December 31, 2014 and 2015, respectively, based on the aging of the receivables and the Group’s assessment of the customers’ credit risk.

The following customers accounted for 10% or more of accounts receivable:

Accounts	December 31,
receivable	2014		2015
Customer C		$2,213,393	$	*
Customer J		$1,578,947		$2,996,042
Customer M		$1,330,145	$	*
Customer H		$1,071,415		$6,354,510
Customer N	$	*		$2,315,035
Customer B	$	*		$2,299,732

*	Represents less than 10%

From time to time, certain accounts receivable balances are settled in the form of notes receivable. As of December 31, 2014 and 2015, notes receivable represents bank acceptance drafts that are non-interest bearing and due within 6 months.

Total sales to the Group’s largest customers whose sales constitute over 10% of revenue accounted for approximately 30%, 23% and 51% of revenues for the years ended December 31, 2013, 2014 and 2015, respectively. The Group is substantially dependent upon the continued participation of these customers in order to maintain its total revenues. Significantly reduction in the Group’s dependence on these customers is likely to take time and there can be no assurance that the Group will succeed in reducing such dependence.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

(f) Restricted cash

Restricted cash of $22,169,236 and $19,062,714 as of December 31, 2014 and 2015, respectively, are restricted bank deposits for short-term letters of credit and notes issued by several banks for purchases of raw materials, plant and equipment. These deposits carry fixed interest rates and will be released when the related letters of credit or notes are settled by the Group. The Group considers the restricted cash balances as equivalent to an investment whose return of principal requires the satisfaction of conditions (i.e., settlement of letters of credit or notes) rather than a withdrawal demand. Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment and, accordingly, the Group has presented such deposits and withdrawals as investing activities in the consolidated statements of cash flows.

(g) Allowance for Doubtful Accounts

The Group determines its allowance for doubtful accounts by actively monitoring the financial condition of its customers to determine the potential for any nonpayment of trade receivables. In determining its allowance for doubtful accounts, the Group also considers other economic factors, such as aging trends. The Group believes that its process of specific review of customers combined with overall analytical review provides an effective evaluation of ultimate collectability of trade receivables. Provisions for allowance for doubtful accounts are recorded as general and administrate expense in the consolidated statements of operations.

(h) Inventories

Inventories are stated at lower of cost or market. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess inventories to the estimated market value based on historical and forecasted demand. Estimated market value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. The charges to inventory for the years ended December 31, 2013, 2014 and 2015 were $29,905,734, $ 175,568 and $62,422 respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

In 2013, the Company decided to relocate a majority of Chongqing’s polysilicon assets to Xinjiang. As part of the decision to make significant investment to relocate the assets, the Company revisited the expectation as to the useful lives of these assets. Based on this review, the Company determined that the condition of its major assets, having now been in operations for a meaningful percentage of the original estimated lives, were in better condition, than the original useful life expectation had predicted, accordingly, the Company with the assistant of an independent valuation firm reassessed the remaining economic useful life of the polysilicon assets in both Chongqing and Xinjiang. The analysis was completed in the first quarter of 2014. Therefore, the Company revised the estimates of expected useful lives of long-lived assets from January 1, 2014. The useful lives of machinery and equipment were expended from 10 years to 15 years, while buildings and structures were expended from 20 years to 30 years. No changes were made to furniture, fixtures and equipment, or motor vehicles. During the years ended December 31, 2014 and 2015, the change in useful lives reduced depreciation expense of approximately $18.7 million and $18.7 million, a majority of which was recorded in "Total cost of revenues", accordingly the impact on net income and basic net income per share are $18.7 million and $0.09 per ordinary share, and $18.7 million and $0.07 per ordinary share, respectively.

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the cost of such assets. The Group capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. Interest expense capitalized for the years ended December 31, 2013, 2014 and 2015 was $nil, $1,960,259 and $2,825,879 respectively.

(j) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The Group’s land use rights in the PRC are stated at cost less recognized lease expenses. Lease expense is recognized over the term of the agreement on a straight-line basis. The Group recorded lease expenses of $781,706, $628,052 and $595,716, for the years ended December 31, 2013, 2014 and 2015, respectively.

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

During each of the three year ended December 31, 2013, 2014 and 2015, the impairment changes were $158,424,827, $nil, and $1,622,588, respectively. The impairment loss incurred during the year ended December 31, 2013 was related to the buildings and plant of polysilicon asset group in Chongqing Daqo and Daqo New Material, and was triggered primarily by the significant decrease in average selling prices for polysilicon and the Group's decision of relocating significant machinery and equipment located at Chongqing Daqo to Xinjiang Daqo as a part of its expansion plan. The impairment loss of $1.6 million incurred during the year ended December 31, 2015 was related to the identified relocation assets in Chongqing that were not transferrable and could not be reutilized by its Xinjiang expansion project. Please refer to Note 3 for further information.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

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

(m) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, electricity and other utilities, consumables, direct labor, overhead costs, depreciation of property, plant and equipment, and manufacturing waste treatment processing fees. Cost of revenues does not include shipping and handling expenses, therefore the Group's cost of revenues may not be comparable to other companies which include such expense in their costs of revenues.

(n) Shipping and handling

Costs to ship products to customers are recorded as selling expenses in the consolidated statements of operations. Costs to ship products to customers were $1,901,384, $2,054,786 and $2,708,962, respectively for the years ended December 31, 2013, 2014 and 2015.

(o) Research and development expenses

Research and development expenses include materials and utilities consumed in research and development activities, payroll and related costs and depreciation of property and equipment associated with the research and development activities, which are expensed when incurred. In the years ended December 31, 2014 and 2015, the Group incurred additional research and development expenses for its Xinjiang Phase II polysilicon facilities to achieve the targets for quality, capacity and cost during the pilot production period.

(p) Government subsidies

The Group receives unrestricted cash subsidies from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to land use right fees, value-added tax and income taxes paid, bank loan interest expenses paid or electricity consumed by the Group, however, these subsidies do not represent tax refunds or reimbursements of expenditures. The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received for the years ended December 31, 2013, 2014 and 2015 were $5,249,788, $926,173 and $3,578,865, respectively. For government grants related to assets are recorded as long term liabilities and amortized on a straight-line basis over the useful life of the associated asset as an offset to depreciation expense. The Group received government grants related to assets of $1,172,160, $113,735 and $690,889 during the years ended December 31, 2013, 2014 and 2015, respectively.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

(r) Share-based compensation

The Group recognizes share-based compensation in the consolidated statement of operations based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The Group has made an estimate of expected forfeiture and is recognizing compensation costs only for those equity awards expected to vest. The share-based compensation expenses have been categorized as either selling, general and administrative expenses, research and development expenses or cost of sales, depending on the job functions of the grantees. For the years ended December 31, 2013, 2014 and 2015, the Group recognized share-based compensation expense of $1,881,401, $1,792,819 and $3,687,951, respectively, which was classified as follows:

	Year ended December 31,
	2013	2014	2015
Selling, general and administrative expenses	$1,743,768	$1,544,078	$3,323,948
Research and development expenses	60,987	12,310	—
Cost of sales	76,646	236,431	364,003
Total	$1,881,401	$1,792,819	$3,687,951

(s) (Loss) earnings per share

Basic (loss) earnings per ordinary share are computed by dividing the net (loss) net income attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to $24,356,970 and $30,891,550 as of December 31, 2014 and 2015, respectively.

(u) Comprehensive income

Our financial statements include the Consolidated Statements of Comprehensive (Loss) Income as required by new accounting guidance, which we retrospectively adopted during 2012. As of December 31 2014 and 2015, Accumulated Other Comprehensive Income was comprised entirely of foreign currency translation adjustments.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The fair values of the Group’s plant and equipment and long-term bank borrowings as of December 31, 2014 and 2015 are estimated by discounted cash flow technique using an interest rate corresponding to debt with similar maturities and risks on the measurement date.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 20112, 2014 AND 2015

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

(x) Noncontrolling interest

The Group classified the ownership interest in the consolidated entity held by a party other than the Group to noncontrolling interest in the consolidated financial statements. It also reported the consolidated net income at amounts that include the amounts attributable to both the parent and the noncontrolling interest on the face of the Consolidated Statements of Operations. Xinjiang Daqo Investment's equity interests in Xinjiang Daqo are presented as a noncontrolling interest as of December 31, 2015. The non-controlling interest was $1,302,027 as of December 31, 2015.

(y) Treasury Stock

On July 9, 2012, the Company's Board of Directors authorized the Company to repurchase up to $5 million in aggregate value of its outstanding ordinary shares through open market or other legally permissible means prior to December 31, 2012 in accordance with applicable securities laws. During the year ended December 31, 2013, 2014 and 2015, the Company repurchased nil, nil and 2,356,900 shares for a total purchase price of nil, nil and $1,350,164. The Company has legal title to the shares, and no other party has the voting rights associated with these shares.

(z) Recent accounting pronouncements

On August 27, 2014, the FASB issued ASU 2015-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

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

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is not permitted. An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

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

In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of extraordinary items. This ASU required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either present or disclose earnings-per-share data applicable to the extraordinary item. This ASU will also align more closely U.S. GAAP income statement presentation guidance with IAS 1, Presentation of Financial Statements, which prohibits the presentation and disclosure of extraordinary items. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Group has already considered the impact on its consolidated financial statements as of December 31, 2015.

In July 2015, the FASB issued a new pronouncement Inventory (Topic 330): Simplifying the Measurement of Inventory. The current guidance requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure in scope inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In November, 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

In January, 2016, the FASB issued a new pronouncement which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

The new guidance makes targeted improvements to existing U.S. GAAP by:

• Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

• Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

• Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

• Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

• Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

• Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

On March 30, 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The new guidance, which is part of the Board’s simplification initiative, also contains two practical expedients under which nonpublic entities can use the simplified method to estimate the expected term of an award and make a one-time election to switch from fair value measurement to intrinsic value measurement for liability-classified awardswhich nonpublic entities can use the simplified method to estimate the expected term of an award and make a one-time election to switch from fair value measurement to intrinsic value measurement for liability-classified awards.

In the period of adoption, entities are required to disclose:

•	The nature of and reason for the changes in accounting principle; and

•	Any cumulative effects of the changes on retained earnings or other components of equity as of the date of adoption.

In addition, because the change in presentation in the statement of cash flows related to excess tax benefits can be applied either prospectively or retrospectively, entities are required to disclose either (1) “that prior periods have not been adjusted” if the change is applied prospectively or (2) the “effect of the change on prior periods retrospectively adjusted” if the change is applied retrospectively. For the change in presentation in the statement of cash flows related to statutory tax withholding requirements, entities are required to disclose the “effect of the change on prior periods retrospectively adjusted.

For public business entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. If early adoption is elected, all amendments in the ASU that apply must be adopted in the same period. In addition, if early adoption is elected in an interim period, any adjustments should be reflected as of the beginning of the annual period that includes that interim period. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

3. EXIT and DISPOSAL ACTIVITIES

Relocation of Polysilicon Operations to Xinjiang

Starting 2013, the Group commenced a plan to expand the capacity at the Xinjiang plant and is in the process of relocating significant production assets, with a carrying value of $ 144.7 million, from Chongqing Daqo to its Xinjiang plant. In connection with this relocation plan, the Group determined i) to cease a retooling project at its polysilicon production line located at Chongqing Daqo in the second quarter of 2013, and ii) it was more practical to relocate its machinery and equipment located at Chongqing Daqo, to Xinjiang as part of the Polysilicon Phase II Expansion Project plan. Therefore, the Group recorded an impairment charge of $158.4 million in connection with this decision in the second quarter of 2013 and subsequently terminated its lease arrangement with Daqo New Material on December 30, 2013. As of December 31, 2013, the Group has incurred approximately $0.8 million in employee termination costs and $0.5 million in connection with relocation costs, all of which were recorded in selling, general and administrative expenses.

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

As of December 31, 2014, about $46.1 million (equivalently RMB 286.4 million) of $116.1 million (equivalently RMB720.5 million) of the machinery and equipment have been relocated from Chongqing Daqo to its Xinjiang plant for Polysilicon Phase II Expansion Project, which is expected to be fully ramp up by the end of the second quarter of 2015. The Company expects to complete the Polysilicon Phase III Expansion Project by early 2017, and the remaining machinery and equipment of $70.0 million (equivalently RMB434.1 million) will be relocated from Chongqing to Xinjiang then. The change to the original relocation plan indicated that the carrying amount of the remaining machinery and equipment of $70.0 million may not be recoverable as of December 31, 2014. The Group with the assistant of an independent valuation firm performed the recoverability testing. As a result, the Group concluded that the estimated sum of the undiscounted cash flows expected to be generated from the use and eventual disposition of the polysilicon group were in substantial excess of the carrying amount, and no impairment was noted as of December 31, 2014.

During the year ended December 31, 2014, additional $0.8 million relocation cost occurred, which was recorded in selling, general and administrative expenses. No material liabilities, including contract termination costs, are recorded in connection with this relocation plan as of December 31, 2014.

As originally planned, the Group has fully ramp up its Polysilicon Phase II Expansion Project since August 2015, and then the capacity of Xinjiang Daqo is increased from 6,150MT to 12,150MT. Additionally, in July 2015, the Board of Directors approved the first stage of Phase III Expansion Project, which is expected to increase the capacity from 12,150 MT to 18,000 MT. The Company plans to commence initial production and fully ramp up this expansion project by the first quarter and second quarter of 2017 respectively. Construction and equipment installation is expected to be completed by the end of 2016. In 2015, the Group has already started initial work, including but not limited to applications for relevant government permits and approvals.

As a significant part of Phase III Expansion Project in Xinjiang, the Group is in the process of relocating and repurposing the remaining polysilicon machinery and equipment in Chongqing of $59.1 million (equivalently RMB383.9 million). In November 2015, the Group together with a professional transport company reviewed all the remaining assets for the relocation preparation under the Phase III Expansion Project. Along with the complicated and comprehensive relocation preparation, the Group identified assets of $1.6 million that were not transferrable and could not be reutilized by its Xinjiang expansion project. Accordingly, an impairment charge of $1.6 million was recognized as of December 31, 2015. In late 2015, the polysilicon machinery and equipment in Chongqing of $1.1 million (equivalently RMB7.0 million) was relocated from Chongqing to Xinjiang. To keep these machinery and equipment in good condition in Chongqing, the Company is required to spend approximately $0.3 million on a quarterly basis, including $0.2 million wages and $0.1 million electricity fees. The Company believe that the remaining polysilicon machinery and equipment in Chongqing will be gradually relocated and incorporated in the expansion project in Xinjiang during 2016.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

During the year ended December 31, 2015, additional $0.1 million relocation cost occurred, which was recorded in selling, general and administrative expenses. No material liabilities, including contract termination costs, are recorded in connection with this relocation plan as of December 31, 2015, and the Company expects to incur additional costs of $2.2 million in relocating the equipment.

4. FOLLOW-ON EQUITY OFFERING

In May 2014, the Company issued and sold 2,000,000 America depositary shares ("ADSs"), representing 50,000,000 ordinary shares, through a follow-on equity offering. The proceeds, net of issuance cost of $3.4 million, were $54.6 million.

In February 2015, the Company issued 1,540,000 America depositary shares ("ADSs"), representing 38,500,000 ordinary shares, through a follow-on public offering. The proceeds, net of issuance cost of $2.0 million, were $28.0 million.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

 5. ALLOWANCES FOR DOUBTFUL RECEIVABLES

The Group made provisions for doubtful accounts receivables in the aggregate amount of $5,482,019 during the year ended December 31, 2013. The Group reversed provision for doubtful accounts receivables in the aggregate amount of $3,823,744 and $2,026,567 during the year ended 2014 and 2015 respectively.

Analysis of allowances for accounts receivable is as follows:

	Year ended December 31,
	2013	2014	2015
Beginning of the year	$1,592,467	$7,160,782	$3,189,110
Allowances (Reversal) during the year	5,482,019	(3,823,744)	(2,026,567)
Foreign exchange effect	86,296	(147,928)	(75,078)
Closing balance	$7,160,782	$3,189,110	$1,087,465

As of December 31, 2013, the Group provided full allowance for certain long aging receivables based on available information on the customer's deteriorated credit risks and poor financial performance. Along with the recovery of solar industry and continued legal actions, the Group was able to collect payments on these receivable, as such, allowance of $3,823,744 and $2,026,567 previously recorded have been reversed in 2014 and 2015 respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

6. PREPAID EXPENSE AND OTHER CURRENT ASSETS

Prepaid expense and other current assets consist of the following:

	December 31,
	2014	2015
Spare parts	$6,385,388	$6,052,315
Prepaid Value added tax (“VAT”)	5,857,017	5,552,772
Prepaid insurance fee	226,564	347,631
Others	366,900	282,423
Total	$12,835,869	$12,235,141

7. INVENTORIES

Inventories consist of the following:

	December 31,
	2014	2015
Raw materials	$1,362,944	$2,343,104
Work-in-process	5,411,360	5,626,531
Finished goods	2,807,480	2,746,304
Total	$9,581,784	$10,715,939

 Inventory write-down was $29,905,734, $175,568 and $62,422 for the years ended December 31, 2013, 2014 and 2015, respectively.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2014	2015
Cost
Buildings and plant	$233,230,935	$313,290,516
Machinery and equipment	351,409,724	389,373,554
Furniture, fixtures and equipment	18,469,913	22,418,768
Motor vehicles	257,408	293,331
Less: Accumulated depreciation	(169,264,463)	(188,680,279)
Property, plant and equipment, net	$434,103,517	$536,695,889
Construction in process	124,902,602	7,630,236
Total	$559,006,119	$544,326,125

Depreciation expense was $52,250,595 , $28,007,943 and $31,361,026 for the years ended December 31, 2013, 2014 and 2015, respectively.

The Company recognized impairments for long-lived assets of $158,424,827 , $nil and $1,622,588 during the years ended December 31, 2013, 2014 and 2015, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

9. BORROWINGS

The Group’s bank borrowings consisted of the following:

	December 31,
	2014	2015
Short-term bank borrowings	$90,443,007	$72,360,730
Long-term bank borrowings, current portion	69,360,869	51,576,265
Total borrowings, current	159,803,876	123,936,995
Long-term bank borrowings, non-current portion	77,336,160	118,548,430
Total	$237,140,036	$242,485,425

 Short-term bank borrowings

The Group’s short-term bank borrowing consisted of the following:

	December 31,
	2014	2015
Short-term bank borrowing guaranteed by Daqo Group and Mr. Guangfu Xu and Mr. Xiang Xu	$27,389,890	$-
Short-term borrowing guaranteed by Daqo Group and related parties	-	72,360,730
Short-term borrowing guaranteed by Daqo Group and a third party	11,278,190	-
Short-term credit bank borrowings	51,774,927	-

Total	$90,443,007	$72,360,730

The Group had available credit of $22.6 million under its short-term bank facilities with various banks as of December 31, 2015.

The weight average interest rate on the short-term bank borrowing was 6.8% and 5.4% as of December 31, 2014 and 2015.

Long-term bank borrowings

The long-term bank borrowings, including current portion, as of December 31, 2014 and 2015 are comprised of:

	December 31,
	2014	2015
Borrowing from China Construction Bank	$6,444,680	$-
Borrowing from Huaxia Bank	25,778,720	3,079,180
Borrowing from Bank of China	101,503,710	70,821,140
Borrowing from Chongqing Rural Commercial Bank	12,969,919	96,224,375

Total	$146,697,029	$170,124,695

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

On September 28, 2011, Chongqing Daqo entered into a four-year credit facility agreement with Huaxia Bank with maximum amount of $61.6 million (RMB400 million). Chongqing Daqo drew down $58.5 million (RMB380 million), including: $20.0 million (RMB130 million) with fixed interest rate of 6.65%, which is designated for working capital and $38.5 million (RMB250 million) with fixed interest rate of 6.9% which is restricted to the purchase of fixed assets. Chongqing Daqo used the remaining facility of $3.1 million (RMB20 million) through use of bank acceptance notes. As of December 31, 2015, Chongqing Daqo had repaid 55.4 million (RMB360 million) and had no facility available for future draw down. This credit facility is guaranteed by Daqo Group and also collateralized by Chongqing Daqo’s land use right and plant amounting to $8.1 million as of December 31, 2015. The facility contains a financial covenant, and Chongqing Daqo was in compliance as of December 31, 2015.

On September 30, 2011, Xinjiang Daqo entered into a six-year long term facility agreement with Bank of China. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing credit amounted to $115.5 million (RMB750 million), bearing interest at standard five-year long term interest rate issued by People’s Bank of China plus 5%. The borrowing is guaranteed by Daqo Group, Daqo New Material, two affiliated companies under Daqo Group and Mr. Guangfu Xu. On June 30, 2014, an amendment to this credit facility was signed between Xinjiang Daqo and Bank of China, under which machinery and equipment with a total carrying amount of $73.9 million was pledged as collaterals for this credit facility. As of December 31, 2015, Xinjiang Daqo had drawn down $115.5 million (RMB750 million) at an interest rate of 5.41% and repaid $44.6 million (RMB290 million) as of December 31, 2015. No facility is available for further draw down as of December 31, 2015. The borrowing contains a financial covenant, and Xinjiang Daqo was in compliance as of December 31, 2015.

On June 25, 2015, Xinjiang Daqo entered into a six-year long term facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to renovation and extension project of polysilicon and has a maximum borrowing credit amounted to $96.2 million (RMB625 million), with an interest rate 20% above the five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Daqo Group and four affiliated companies under Daqo Group. As of December 31, 2015, Xinjiang Daqo had drawn down $96.2 million (RMB625 million) at an interest rate of 5.8% and had no facility available for future draw down. There is no financial covenants associated with the facility.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

The weighted average interest rate as of December 31, 2014 and 2015 for the Group’s long-term bank borrowings was 6.9% and 5.7%, respectively.

The principal maturities of these long-term bank borrowings as of December 31, 2015 are as follows:

December 31, 2015	Amount
2016	$51,576,265
2017	53,885,650
2018	18,475,080
2019	18,475,080
2020	18,475,080
2021	9,237,540
Total	$170,124,695

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2014	2015
Accrued payroll and welfare	$3,309,850	$3,524,876
Accrued professional fees	576,786	776,518
Other tax payables	2,263,055	2,298,780
Interest payable	148,995	38,054
Contingent liability (Note 18)	400,000	—
Others	2,256,977	1,978,603
Total	$8,955,663	$8,616,831

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

11. ADVANCES FROM CUSTOMERS

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group’s revenue recognition policy.

Advances from customers consist of the following and is analyzed as long term and short term portion respectively:

	December 31,
	2014	2015
Customer E	$8,041,836	$3,237,308
Customer F	2,405,619	1,517,402
Customer I	—	1,539,590
Customer L	111	781,342
Others	262,636	1,107,734
Total	$10,710,202	$8,183,376
Less: Current portion of advances from customers	$7,308,535	$8,183,376
Long term advances from customers	$3,401,667	$—

12. FAIR VALUE MEASUREMENTS

Nonrecurring Fair Value Measurements

The following table displays assets and liabilities that were measured at fair value on a non-recurring basis after initial recognition;

	Year ended December 31, 2015
Description	Carrying amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Property, plant and equipment – identified untransferrable relocation assets	$1,622,588	$	$-	$	$1,622,588

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

During the year ended December 31, 2014, long-lived assets held and used with a carrying amount of $308 million were written down to their fair value of $150 million, resulting in an impairment charge of $158 million, about $143 million of this amount related to Daqo New Material. Based on the nature of the property being assessed, buildings and land use rights, the fair value was estimated using direct comparison method under the market approach. The direct comparison method is a set of procedures in which a value indication is derived by comparing the real estate being appraised to similar real estate that have been sold recently. Then applying appropriate units of comparison and making adjustments to the sale prices of the comparable based on the elements of comparison such as differences in location, size, decoration and year of completion, etc. to derive at the fair value of the real estate. Along with the complicated and comprehensive relocation preparation for the remaining assets in Chongqing, the Company together with a professional transport company identified the assets with a carrying amount of $1.6 million that were not transferrable and could not be reutilized by its Xinjiang expansion project, and these assets were written down to their fair value of zero, which was closed to their salvage value, as of December 31, 2015. Therefore there was an impairment charge of $1.6 million in 2015. See Note 3, “Relocation of Polysilicon Operations to Xinjiang” for further details.

13. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During the years ended December 31, 2013, 2014 and 2015, the Group recognized $3,142,213, $3,130,308 and $4,087,334 respectively.

(b) Statutory Reserves and Restricted Assets

Foreign invested enterprises in PRC are required under PRC laws to distribute its after-tax profits of the current year and draw 10 percent of the profits as the company's statutory common reserve. The company may stop drawing the profits if the aggregate balance of the common reserves has already accounted for over 50 percent of the company's registered capital. The common reserves shall be used for making up losses, expanding the production and business scale or increasing the registered capital of the company. As of December 31, 2013, 2014 and 2015, the Group's aggregate balance of the statutory common reserves was $16,803,191, $20,190,729 and $17,720,748 respectively.

In accordance with relevant PRC laws and regulations, the Group’s PRC subsidiaries are prohibited to make distribution of their registered capital and statutory reserves in the form of cash dividends, loans or advances and the relating restricted portion amounted to $213,794,097 as of December 31, 2015.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

14. INCOME TAXES

Cayman Islands Tax

The Company is incorporated in the Cayman Islands and is not subject to tax in this jurisdiction. In year 2015, the Company received deemed dividend distribution of $1.1 million from its subsidiary Xinjiang Daqo as a result of its restructuring for the potential listing on the New Third Board in PRC. In accordance with the tax laws and regulations of the PRC, the Company paid the income tax of $0.1 million to the relevant PRC tax bureau.

PRC Tax

The Company’s subsidiaries are registered in the PRC as foreign invested enterprises. Under the Laws of the People’s Republic of China on Enterprise Income Tax (the “EIT Law”) which are effective January 1, 2008, the statutory enterprise income tax rate is 25%.

Chongqing Daqo is a foreign invested enterprise located in Chongqing. In accordance with a PRC tax regulation which encourages investment in China’s southwest region, Chongqing Daqo is entitled to a preferential tax rate of 15% from its establishment through 2012. On November 19, 2012, Chongqing Daqo obtained a High and New Technology Enterprise (“HTNE”) certificate for a valid period of 3 years till 2014. On November 10, 2015, Chongqing Daqo renewed the HTNE certificate for a valid period of 3 years till 2018. During the years ended December 31, 2014 and 2015, Chongqing Daqo was entitled to a preferential tax rate of 15% because of its HTNE status.

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

United States

Daqo America was liquidated in 2013 and it was subject to United States income tax at a combined federal and state tax rate of 40% in 2013.

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. The Company's PRC subsidiaries did not have retained earnings as of December 31, 2015, therefore, no provision for PRC dividend withholding tax has been provided thereon.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2014 and 2015. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2014, the Group’s PRC subsidiaries are subject to examination of the PRC tax authorities. The Group classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in the years ended December 31, 2013, 2014 and 2015.

Income tax expenses comprise:

	Year ended December 31,
	2013	2014	2015
Current Tax (Benefit) Expenses	$(162,621)	$—	$1,786,092
Deferred Tax Expenses (Benefit)	1,434,386	—	(648,271)
Total	$1,271,765	$—	$1,137,821

The principal components of deferred income tax assets and liabilities are as follows:

	December 31,
	2014	2015
Net operating loss carried forward	$27,349,606	$22,549,975
Inventory write-down	26,141	-
Bad debt provision	478,367	163,120
Government grants related to assets	498,582	166,922
Long-lived asset impairment&depreciation	21,009,037	19,624,021
Others	748,018	485,776
Sub-total	50,109,751	42,989,814
Valuation Allowance	(50,109,751)	(42,362,849)
Total	$—	$626,965
Deferred tax assets are analyzed as:
Current	$—	$—
Non-current	—	626,965

The changes of valuation allowance are as follows:

	Year ended December 31,
	2013	2014	2015
Beginning balance	$37,682,733	$56,633,867	$50,109,751
Additions (Reversal)	56,697,096	(5,168,917)	(5,708,268)
Deconsolidation	(39,357,744)	—	-
Foreign exchange effect	1,611,782	(1,355,199)	(2,038,634)
Ending Balance	$56,633,867	$50,109,751	$42,362,849

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Group considers positive and negative evidences to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets relating to Chongqing Daqo as of December 31, 2014 and December 2015 in the amount of $50,109,751 and $42,362,849, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. As of December 31, 2015, the Group has a total operating loss carry forwards which is entirely relating to Chongqing Daqo, of $90.2 million. These operating loss carryforwards are expected to be expired from 2017 to 2021.

The effective income tax rate of the Group is different from the expected PRC statutory rate as a result of the following items:

	Year ended December 31,
	2013	2014	2015
PRC Enterprise Income Tax	25%	25%	25%
Preferential income tax rate of a subsidiary	(2)%	(9)%	(8)%
Effect of different reversal rate	3%	1%	—%
Additional tax deductions	(1)%	(8)%	(12)%
Different tax rate in other jurisdictions	—%	6%	8%
Changes in valuation allowance	(26)%	—%	(3)%
Tax credits	—%	(15)%	(3)%
Withhold tax	—%	—%	1%
Effective tax rate	(1)%	—%	7%

Xinjiang Daqo and Chongqing Daqo enjoy the preferential tax rate of 15%, which may be extended if the requirements of High and New Technology Enterprise are satisfied. The impact of the preferential tax rates decreased income taxes by $nil, $3.0 and $ 1.2 million for the years of 2013, 2014 and 2015, respectively. The benefit on net income per share was $nil, $ 0.01 and $0.01 for the years of 2013, 2014 and 2015, respectively.

15. SHARE BASED COMPENSATION

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

During the years ended December 31, 2013, 2014 and 2015, the Company granted 140,000, 6,274,166 and 8,134,375 share options respectively to its officers, directors and employees, respectively.

On January 12, 2015, the Company granted options to acquire 600,000 ordinary shares to independent directors of the Company pursuant to the Option Plan. Twenty-five percent (25%) of the options will vest half- year following the service inception date, twenty-five percent (25%) of the options will vest on the second half year of service inception date, and the remaining forty percent (50%) of the options will vest in twenty-four equal installments over the next two years. The exercise price is $0.87.

On January 12, 2015, the Company granted options to acquire 6,534,375 ordinary shares to employees and executive officers of the Company pursuant to the Option Plan. Twenty-five percent (25%) of the options will vest half- year following the service inception date, twenty-five percent (25%) of the options will vest on the second half year of service inception date, and the remaining forty percent (50%) of the options will vest in thirty-six equal installments over the next three years. The exercise price is $0.87.

On January 12, 2015, the Company modified the exercise price to $0.87 for a total number of 6,274,166 previously granted options, in order to provide appropriate incentives to the relevant employees and executive officers of the Group. The fair value of the options under revised terms was $0.55 and $0.52. The total incremental cost associated with the modification was $241,557, of which $60,107 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of $181,470 will be recognized over a weighted-average period of 2.91 years.

On July 06, 2015, the Company granted options to acquire 1,000,000 ordinary shares to executive officers of the Company pursuant to the Option Plan. Twenty-five percent (25%) of the options will vest half- year following the service inception date, twenty-five percent (25%) of the options will vest on the second half year of service inception date, and the remaining forty percent (50%) of the options will vest in twenty-four equal installments over the next three years. The exercise price is $0.84.

On September 09, 2015, the Company modified the exercise price for a total number of 12,569,166 options granted before to $0.59, in order to provide appropriate incentives to the relevant employees and executive officers of the Company. The fair value of the options under revised terms for five batches granted on Jan 28, 2014, Jan 12, 2015 and July 06, 2015 was $0.38, $0.35, $0.38, $0.37 and $0.40, respectively. The total incremental cost associated with the modification was $282,581, of which $123,322 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of $159,259 will be recognized over a weighted-average period of 2.85 years.

The Company utilized the Binomial option pricing model to evaluate the fair value of the stock options with reference to the closing price of the Company on the measurement dates.

The following assumptions were used in the Binomial option pricing model:

	Year Ended December 31, 2013
Options granted	Average risk-free rate of return	Exercise multiple	Volatility rate	Dividend yield	Post- vesting forfeiture rate
April 3, 2013	2.29%	2.8 times	51.78%	0%	3%

	Year Ended December 31, 2014
Options granted	Average risk-free rate of return	Exercise multiple	Volatility rate	Dividend yield	Post- vesting forfeiture rate
January 28, 2014	2.77%	3.0-3.5 times	93.0%	0%	3-9.5%

	Year Ended December 31, 2015
Options granted	Average risk-free rate of return	Exercise multiple	Volatility rate	Dividend yield	Post- vesting forfeiture rate
January 12, 2015	2.82%	1.8-3 times	93.0%	0%	5%-8%

July 06, 2015	3.20%	3 times	91.0%	0%	5%

September 09, 2015	2.94%-3.08%	1.8-3 times	91.0%-92.0%	0%	5%-8%

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2015 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Options outstanding on January 1, 2015	12,375,416	0.87
Granted	8,134,375	0.59
Forfeited	(1,307,743)	0.56
Expired	(557,882)	0.59
Exercised	(1,115,625)	0.25
Options outstanding on December 31, 2015	17,528,541	0.50	7.48	2,973,866
Options vested or expected to vest on December 31, 2015	12,978,233	0.40	6.12	3,499,985
Options exercisable on December 31, 2015	9,965,138	0.42	6.38	2,434,628

The share-based compensation charge related to the share options of approximately $1,881,401, $1,792,819 and $3,687,951 was recognized by the Company for the years ended December 31, 2013, 2014 and 2015, respectively.

The weighted average grant date fair value of options granted during the year ended December 31, 2013, 2014 and 2015 was $0.11, $0.98 and $0.59 respectively.

As of December 31, 2015, there was $ 5,279,522 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 2.70 years.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

16. RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationships between the Group and related party are as follows:

Name of the related party	Relationship
Daqo Group	Daqo Group and the Group are controlled by same group of shareholders.
Zhenjiang Daqo Solar Co. Ltd.(“Zhenjiang Daqo)	An affiliated company which is 100% held by Daqo Group
Daqo Solar Co. Ltd (“Daqo Solar”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo New Energy Co., Ltd.(“Nanjing Daqo”)	An affiliated company which was 100% held by the Group before September 28, 2012 and is 100% held by Daqo Group since September 28, 2012
Daqo Xinjiang Investment Co., Ltd. ("Xinjiang Daqo Investment")	An affiliated company which is 100% held by Daqo Group
Daqo New Material Co., Ltd. ("Daqo New Material")	An affiliated company which is 100% held by Daqo Group, and was consolidated by the Company as VIE on December 31, 2013
Chongqing Daqo Tailai Electric Co., Ltd. (“Chongqing Daqo Tailai”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo Transformer Systems Co., Ltd. (“Nanjing Daqo Transformer”)	An affiliated company which is 100% held by Daqo Group
Jiangsu Daqo Changjiang Electric Co., Ltd. (“Jiangsu Daqo”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo Electric Co., Ltd. (“Nanjing Daqo Electric”)	An affiliated company which is 100% held by Daqo Group
Zhenjiang Klockner-Moeller Electrical Systems Co., Ltd. (“Zhenjiang Moeller”)	An affiliated company which is 100% held by Daqo Group
Nanjing Intelligent Apparatus Co., Ltd. (“Intelligent Apparatus”)	An affiliated company which is 100% held by Daqo Group
Nanjing Intelligent Software Co., Ltd. (“Intelligent Software”)	An affiliated company which is 100% held by Daqo Group
Daqo Investment Co., Ltd. (“Daqo Investment”)	An affiliated company which is 100% held by Daqo Group

Shanghai Sailfar Electric Technology Co., Ltd. (“Daqo Sailfar”)

Jiangsu Daquan High Voltage Switchgear Co., Ltd.( “Jiangsu Daquan High Voltage”)

Jiangsu Daqo Kai-fan Electric Co., Ltd. ( “Jiangsu Daqo Kai-fan”)

Zhenjiang Electric Equipment Co., Ltd. ( “Zhenjiang Electric”)

An affiliated company which is 100% held by Daqo Group

An affiliated company which is 75% held by Daqo Group

An affiliated company which is 100% held by Daqo Group

An affiliated company which is 100% held by Daqo Group

(2)	Related party balances:

The balances due from related parties mainly included the amount due from Zhenjiang Daqo for sales of wafer and polysilicon, and Daqo Group for the proceeds from deposition consideration of Nanjing Daqo. Such balances are unsecured, interest-free, and are payable on demand. The balances are as follows:

	December 31,
	2014	2015
Amounts due from related parties
Zhenjiang Daqo	$4,551,846	$229,989
Daqo Group	5,110,085	—
Others	325,037	54,644

Total	$9,986,968	$284,633

Interest free loans due to related parties received primarily for working capital purposes from Daqo Solar, Xinjiang Daqo Investment and Daqo New Material, wholly-owned subsidiaries of Daqo Group. The balances are payable on demand and are as follows:

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

	December 31,
	2014	2015
Amounts due to related parties
Daqo Solar	$54,275,617	$37,390,575
Xinjiang Daqo investment	23,104,709	3,146,054
Daqo New Material	4,950,746	5,563,165
Chongqing Daqo Tailai	1,755,326	144,102
Nanjing Daqo Transformer	1,595,659	—
Daqo Group	1,339,128	33,758
Jiangsu Daqo	1,200,018	—
Nanjing Daqo Electric	742,747	—
Others*	734,201	118,873

Total	$89,698,151	$46,396,527

* The remaining balance of amounts due to related parties of $118,873 as of December 31, 2015 was comprised of Zhenjiang Moeller and Daqo Sailfar in the amount of $107,771 and $11,102, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

The transactions with Daqo Group and its subsidiaries were as follows:

	Transaction	Year Ended December 31,
Name of Related parties	Nature	2013	2014	2015
Daqo Group	Purchase-Fixed asset	—	486,948	—
	Proceeds from interest free loans	813,105	10,821,462	15,043,550
	Repayment of interest free loans	813,105	8,115,813	20,217,257
Zhenjiang Daqo	Sales	13,471,866	9,554,320	11,111,239
Daqo Solar	Sales	—	9,595,680	783,705
	Proceeds from interest free loans	76,881,392	157,241,390	127,060,826
	Repayment of interest free loans	28,379,678	166,231,092	151,990,672
Nanjing Daqo	Sales	—	112	—
	Proceeds from interest free loans	—	973,898	13,456,861
	Repayment of interest free loans	—	2,921,693	13,456,861
Xinjiang Daqo Investment	Proceeds from interest free loans	58,389,643	98,367,234	72,946,700
	Repayment of interest free loans	40,193,785	93,219,846	73,252,506
Daqo New Material	Proceeds from interest free loans	—	7,729,501	11,082,241
	Repayment of interest free loans	—	4,600,117	11,285,114
	Rental expense	—	1,071,287	1,050,661
Chongqing Daqo Tailai	Purchase-Fixed asset	—	2,724,790	375,528
	Purchase-Raw material	—	—	9,938
	Income from disposal of fixed assets	—	—	6,458
	Proceeds from interest free loans	—	—	6,367,640
	Repayment of interest free loans	—	—	6,367,640
Others subsidiaries under Daqo Group	Proceeds from interest free loans	—	636	—
	Repayment of interest free loans	—	—	5,296
	Purchase-Fixed asset*	157,742	3,989,686	3,488,330
	Purchase-Raw material	—	—	22,817
Total	Sales	$13,471,866	$19,150,112	$11,894.944
	Income from disposal of fixed assets	$—	$—	$6,458
	Purchase-Fixed asset	$157,742	$7,201,424	$3,863,858
	Purchase-Raw material	$—	$—	$32,755
	Rental expense	$—	$1,071,287	$1,050,661
	Proceeds from interest free loans	$136,084,140	$275,134,122	$245,957,818
	Repayment of interest free loans	$69,386,568	$275,088,560	$276,575,346

*The purchase of fixed assets of $3,488,330 was comprised of Nanjing Daqo Electric, Nanjing Daqo Transformer ,Zhenjiang Moeller, Jiangsu Daqo, Jiangsu Daqo High Voltage Switchgear, Intelligent Apparatus in the amount of $93,795 , $448,184 , $2,005,617 , $11,423 , $483,764 , $445,547 respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

17. EARNINGS PER SHARE

The calculation of earnings per share is as follows:

	Year ended December 31,
	2013	2014	2015
Numerator used in basic and diluted earnings per share:
Net (loss) income attributable to Daqo New Energy Corp. ordinary shareholders—basic and diluted	$(70,943,484)	$16,649,176	$12,956,889
Denominator used in basic and diluted earnings per share:
Weighted average number of ordinary shares outstanding used in computing earnings per share-basic	173,068,420	206,349,976	258,015,851
Plus: share options	—	5,003,667	3,396,082
Weighted average number of ordinary shares outstanding used in computing earnings per share—diluted	173,068,420	211,353,643	261,411,933
NET (LOSS) INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Basic	$(0.41)	$0.08	$0.05
NET (LOSS) INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Diluted	$(0.41)	0.08	0.05

Outstanding employee options totaling of 6,371,250, 6,154,166 and 12,563,541 were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive for the year ended December 31, 2013, 2014 and 2015, respectively.

18. COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2015, commitments outstanding for the purchases of property, plant and equipment approximated $15.5 million, which will be due subsequent to receipt of the purchases.

Lease commitments

The operating lease commitments as of December 31, 2015 were principally for the housing rental from Daqo New Material. The lease expense was $164,811, $1,071,287 and $1,050,661 for the year ended December 31, 2013, 2014 and 2015, respectively.

Future minimum lease payments are as follows:

Year ending December 31
2016 (Note 19)	$1,050,661
Total	$1,050,661

Contingencies

The Group was the defendant in arbitration involving a supplier claiming approximately $0.8 million from alleged breach of an equipment supply contract. The Group determined that the likelihood of loss is probable and the best estimate of loss was $0.4 million. Accordingly, the contingent liability of $0.4 million was accrued in "Accrued Expenses And Other Current Liabilities" as of December 31, 2014. This claim issue was closed in 2015, and there was no litigation as of December 31, 2015.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

19. VARIABLE INTEREST ENTITY

The equity interests in Daqo New Material, the VIE, are funded by Daqo Group. Daqo New Material was structured to acquire land use rights and to erect certain facilities for the future use of the Group.

The lease agreement with the VIE was structured such that Chongqing Daqo protect Daqo Group from potential losses from Daqo New Material. As a result of this agreement, Chongqing Daqo was the primary beneficiary of Daqo New Material. Lease income and expenses and associated receivables and payables were eliminated upon consolidation as intercompany transactions. Net income of the VIE was reflected as an adjustment to noncontrolling interest. The Group relied on the lease agreements with Daqo New Material for material property, plant and equipment necessary for production. If Daqo New Material fails to perform or terminates the lease agreement for any reason, including, for example, due to its breach of the agreement or the unavailability of any required governmental approvals, or if it refuses to extend or renew the lease agreement when the agreement expires, and the Group cannot find an immediately available alternative source for leasing similar property, plant and equipment, then the Group’s ability to carry on the operations will be impaired. If Daqo New Material fails to perform its obligations, the Group may need to initiate legal procedures to enforce the agreement.

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

Daqo New Material leased all of its assets for use in the Group’s operations before December 31, 2013. The revenues, operating costs and expenses and net income of the VIE are as follows:

	Year ended December 31,
	2013		2014		2015
Revenues	$	*	$	*	$	*
Operating costs and expenses		$150,147,024	$	*	$	*
Net income (loss)		$(150,147,024)	$	*	$	*

 * The lease term was amended at the beginning of 2013 and reduced the rent to $0 per month and was later terminated on December 30, 2013.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

20. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Following the further expansion of module business and entering into the wafer business in 2011, the Group operated and viewed its performance in three segments. However, on September 28, 2012, the module business was disposed. Therefore, only two segments remained in 2013, 2014 and 2015. Furthermore, the Group's chief operating decision maker is not provided with asset information by segment. As such, no asset information by segment is presented. The following tables summarized the Group’s revenue and cost generated from different revenue streams. Substantially all of its revenues are derived in the PRC. The Group’s long lived assets and operations are substantially all located in the PRC.

The following table summarizes the Group’s revenue by segment:

Year ended December 31, 2013	Polysilicon	Wafer	Elimination	Total
Revenue - External	$76,721,105	$32,278,700	$-	$108,999,805
Revenue - Intersegment	13,195,838	-	(13,195,838)	-
Total revenue	89,916,943	32,278,700	(13,195,838)	108,999,805
Total Cost of revenue	98,684,325	49,614,921	(13,195,838)	135,103,408
Gross loss	$(8,767,382)	$(17,336,221)	$-	$(26,103,603)

Year ended December 31, 2014	Polysilicon	Wafer	Elimination	Total
Revenue – External	$127,692,325	54,879,527	-	182,571,852
Revenue - Intersegment	29,424,883	-	(29,424,883)	-
Total revenue	157,117,208	54,879,527	(29,424,883)	182,571,852
Total Cost of revenue	119,703,550	47,861,811	(28,256,850)	139,308,511
Gross Profit	$37,413,658	7,017,716	(1,168,033)	43,263,341

Year ended December 31, 2015	Polysilicon	Wafer	Elimination	Total
Revenue – External	$125,916,457	56,124,511		182,040,968
Revenue - Intersegment	23,485,364	-	(23,485,364)	-
Total Revenue	149,401,821	56,124,511	(23,485,364)	182,040,968
Total Cost of revenue	121,193,840	46,763,308	(23,466,065)	144,491,083
Gross Profit	$28,207,981	9,361,203	(19,299)	37,549,885

The following customers accounted for 10% or more of revenues:

	Year ended December 31,
	2013		2014		2015
Customer B		$19,644,488		$23,882,302		$18,125,773
Customer C	$	*		$18,210,196		$19,595,911
Customer D		$13,471,873	$	*	$	*
Customer J	$	*	$	*		$35,094,472
Customer K	$	*	$	*		$20,465,558

*	Represents less than 10%

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEET

DECEMBER 31, 2014 AND 2015

(In U.S. dollars, except share data)

	December 31,
	2014	2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,493,150	$2,563,083
Prepaid expenses and other current assets	204,682	193,583
Amount due from a related party	5,110,085	-

Total current assets	9,807,917	2,756,666
Investments in subsidiaries	197,571,399	238,112,877

TOTAL ASSETS	$207,379,316	$240,869,543

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$324,720	$406,088
Amount due to a related party	286,526	-
Income tax payable	-	108,992

Total current liabilities	611,246	515,080

EQUITY
Ordinary shares ($0.0001 per value 500,000,000 shares authorized as of December 31, 2014 and 2015; 240,714,103 and 279,214,103 shares issued as of December 31, 2014 and 2015, respectively and 223,577,853 and 260,836,578 shares outstanding as of December 31, 2014 and 2015, respectively)	22,358	26,320
Additional paid in capital	203,125,494	236,358,070
Retained accumulated losses	(16,018,293)	(3,061,404)
Accumulated other comprehensive income	20,037,183	8,780,313
Treasury stock	(398,672)	(1,748,836)

Total shareholders’ equity	206,768,070	240,354,463

TOTAL LIABILITIES AND EQUITY	$207,379,316	$240,869,543

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

	Year ended December 31,
	2013	2014	2015
OPERATING EXPENSES
General and administrative	$(2,979,454)	$(2,738,085)	$(4,142,634)
Research and development	(76,646)	(12,310)	-

Total operating expenses	(3,056,100)	(2,750,395)	(4,142,634)

LOSS FROM OPERATION	(3,056,100)	(2,750,395)	(4,142,634)
Interest income	3,130	8,144	1,641
Exchange gain	-	-	118,679
Income tax expense	-	-	(108,992)

NET LOSS BEFORE SHARE OF RESULTS OF SUBSIDIARIES	(3,052,970)	(2,742,251)	(4,131,306)
Equity in (losses) earnings of subsidiaries	(67,890,514)	19,391,427	17,088,195

Net (loss) income attributable to Daqo New Energy Corporation ordinary shareholders	$(70,943,484)	$16,649,176	$12,956,889

Other comprehensive (loss) income:
Foreign currency translation adjustments	4,148,190	(3,662,013)	(11,256,870)
Total other comprehensive income (loss)	4,148,190	(3,662,013)	(11,256,870)
Comprehensive (loss) income	$(66,795,294)	$12,987,163	$1,700,019

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CHANGES IN EQUITY

FOR YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share data)

	Ordinary shares		Treasury Stock	Additional paid in capital	Retained earnings (accumulated losses)	Accumulated other comprehensive income	Total
	Number	$

Balance at January 1, 2013	172,877,433	17,288	(494,928)	144,755,902	38,276,015	19,551,006	202,105,283

Net loss					(70,943,484)		(70,943,484)
Other comprehensive income						4,148,190	4,148,190
Share-based compensation				1,881,401			1,881,401
Option Exercised	550,420	55	96,256	38,860			135,171
Deconsolidation of VIE
Balance at December 31, 2013	173,427,853	$17,343	$(398,672)	$146,676,163	$(32,667,469)	$23,699,196	$137,326,561

Net income					16,649,176		16,649,176
Other comprehensive income						(3,662,013)	(3,662,013)
Share-based compensation				1,792,819			1,792,819
Option Exercised	150,000	15		37,065			37,080
Follow-on equity offering, net of issuance cost of $3,375,553	50,000,000	5,000		54,619,447			54,624,447

Balance at December 31, 2014	223,577,853	22,358	(398,672)	203,125,494	(16,018,293)	20,037,183	206,768,070

Net income					12,956,889		12,956,889
Other comprehensive income						(11,256,870)	(11,256,870)
Share-based compensation				3,687,951			3,687,951
Option Exercised	1,115,625	112		275,671			275,783
Follow-on equity offering, net of issuance costs of $2,033,041	38,500,000	3,850		27,993,109			27,996,959
Repurchase of Stock	(2,356,900)		(1,350,164)				(1,350,164)
Capital injection from noncontrolling shareholders				1,275,845			1,275,845

Balance at December 31, 2015	260,836,578	26,320	(1,748,836)	236,358,070	(3,061,404)	8,780,313	240,354,463

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars)

	Year ended December 31,
	2013	2014	2015
OPERATING ACTIVITIES
Net (loss) income	$(70,943,484)	$16,649,176	$12,956,888
Share of results of subsidiaries	67,890,514	(19,391,427)	(17,088,194)
Share-based compensation	1,881,401	1,792,819	3,687,951
Adjustments to reconcile net income to net cash used in operating activities:
Prepaid expenses and other current assets	344,717	(27,195)	11,099
Changes in other current liabilities	137,390	(26,901)	(96,166)
Amount due to a related party	—	286,526	(286,526)
Income tax payable	—	—	108,992
Net cash used in operating activities	(689,462)	(717,002)	(705,956)
INVESTING ACTIVITIES
Capital contributed to subsidiaries	—	(54,638,421)	(33,256,774)
Cash collected from subsidiaries when liquidation	71,503	—	—
Disposition of minority interest in subsidiary	—	—	5,110,085
Net cash used in investing activities	71,503	(54,638,421)	(28,146,689)
FINANCING ACTIVITIES
Repurchase of ordinary shares	—	—	(1,350,164)
Proceeds from follow-on equity offering	—	58,000,000	30,030,000
Insurance cost for follow-on equity offering	—	(3,375,553)	(2,033,041)
Proceeds from options exercised	135,171	37,080	275,783
Net cash provided by financing activities	135,171	54,661,527	26,922,578
NET DECREASE IN CASH AND CASH EQUIVALENTS	(482,788)	(693,896)	(1,930,067)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,669,834	5,187,046	4,493,150
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,187,046	$4,493,150	$2,563,083

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

Notes to Schedule I

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of Daqo New Energy Corp has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Group. No dividend was paid by the Company's subsidiaries to their parent company in 2015.

4.	As of December 31, 2015, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

*    *    *    *    *    *

