Form 20-F
period 2016-12-31
DAQO NEW ENERGY CORP.
filed 2017-03-31
CIK 1477641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ____________

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 262,956,278 ordinary shares, par value US$0.0001 per share, as of December 31, 2016.

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

INTRODUCTION

Except where the context otherwise requires:

•	“we,” “us,” “our company,” “our” or “Daqo Cayman” refers to Daqo New Energy Corp., its subsidiaries and, until December 30, 2013, its consolidated variable interest entity;

•	“ADSs” refers to our American depositary shares, each of which represents 25 ordinary shares. On December 21, 2012, we effected a change of the ADS to ordinary share ratio from one ADS representing five ordinary shares to one ADS representing 25 ordinary shares. The ratio change had the same effect as a 1-for-5 reverse ADS split;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share; and

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and “EUR” or “Euro” refers to the legal currency of the European Union.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.9430 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 30, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

The following selected data from the consolidated statement of operations for our company for the three years ended December 31, 2014, 2015 and 2016 and the balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data from the consolidated statement of operations for the year ended December 31, 2012 and 2013 and our consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements, which are not included in this annual report. We consolidated financial statements of Daqo New Material Co., Ltd., or Daqo New Material, from July 1, 2008 to December 30, 2013, because under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we were deemed to be Daqo New Material’s primary beneficiary for accounting purposes. As a result of the voluntary termination of our contractual arrangements with Daqo New Material, starting from December 31, 2013, Daqo New Material was de-consolidated from the balance sheet as of December 31, 2013.

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

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of US$, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues	86,858	109,000	182,572	182,041	229,101
Cost of revenues (1)	(124,290)	(135,103)	(139,309)	(144,491)	(148,673)
Gross profit (loss)	(37,432)	(26,103)	43,263	37,550	80,428
Operating expenses (1)	(51,086)	(174,528)	(11,228)	(11,326)	(14,979)
Income (loss) from operations	(88,518)	(200,631)	32,035	26,224	65,449
Income (loss) before income taxes	(102,992)	(219,819)	16,649	14,185	51,282
Income tax expense	(10,253)	(1,272)	—	(1,138)	(7,358)
Net income (loss) from continuing operation	(113,245)	(221,091)	16,649	13,047	43,924
Total loss from discontinued operation	(2,392)	—	—	—	—
Net income (loss)	(115,637)	(221,091)	16,649	13,047	43,924
Net income (loss) attributable to non-controlling interest	(3,708)	(150,147)	—	91	430
Net income (loss) attributable to Daqo New Energy shareholders	(111,929)	(70,944)	16,649	12,956	43,494

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of US$, except share, per share and per ADS data)
Earnings (loss) per ADS (2) Continuing operations	(15.75)	(10.25)	2.02	1.26	4.15
Discontinued operations	(0.25)	—	—	—	—
Basic	(16.00)	(10.25)	2.02	1.26	4.15
Continuing operations	(15.75)	(10.25)	1.97	1.24	4.11
Discontinued operations	(0.25)	—	—	—	—
Diluted	(16.00)	(10.25)	1.97	1.24	4.11
Ordinary shares used to calculating earnings per ordinary share
Basic – ordinary shares	175,067,343	173,068,420	206,349,976	258,015,851	261,742,244
Diluted – diluted shares	175,067,343	173,068,420	211,353,643	261,411,933	264,817,755

Notes:

(1)	Includes share-based compensation expenses in the amount of $1.8 million, $3.7 million and $2.7 million for the years ended December 31, 2014, 2015 and 2016, respectively.

(2)	Effective on December 21, 2012, Daqo adjusted the ratio of its American depositary shares (“ADSs”) representing ordinary shares from one (1) ADS for (5) ordinary shares to one (1) ADS for twenty-five (25) ordinary shares. All per ADS figures in this report give effect to the forgoing ADS to share ratio change.

	Year Ended December 31,
	2012		2013		2014		2015		2016
Other Financial and Operating Data:
Polysilicon production volume (in MT)	3,349	(1)	4,805		6,560		9,771		13,068
Polysilicon sales volume (in MT)(2)	3,262	(3)	4,283		5,972		8,234		10,883
Unit cost of polysilicon sold (in $/kg)	31.9	(3)	17.02	(4)	13.68	(4)	11.23	(4)	9.38	(4)

Notes:

(1)	Excluding 617 MT polysilicon produced in Xinjiang facilities during the pilot production period

(2)	The polysilicon sales volume here only refers to external sales. Internal sales to our in-house wafer facilities were 671 MT, 1,316 MT and 1,968 MT in 2014, 2015 and 2016, respectively.

(3)	Excluding 323 MT polysilicon sold, and the cost of such polysilicon sold, as applicable, from Xinjiang facilities during the pilot production period.

(4)	The unit cost here only refers to the polysilicon made in Xinjiang facilities.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	6,679	7,831	7,068	14,490	15,987
Restricted cash	10,650	8,826	22,169	19,063	15,893
Total current assets	96,511	91,144	121,949	88,777	73,303
Property, plant and equipment, net	677,895	488,504	559,006	544,326	557,428
Total assets	816,308	610,200	710,131	660,851	656,709
Short-term bank borrowings, including current portion of long-term borrowings	120,280	118,871	159,804	123,937	105,980

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands of US$)
Total current liabilities	260,311	299,124	396,068	275,394	249,750
Long-term bank borrowings	187,521	134,870	77,336	118,548	111,949
Total liabilities	475,430	472,873	503,363	419,195	384,979
Total shareholders’ equity	202,106	137,327	206,768	240,354	270,101
Noncontrolling interest	138,772	—	—	1,302	1,629
Total equity	340,878	137,327	206,768	241,656	271,730
Total liabilities and equity	816,308	610,200	710,131	660,851	656,709

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The solar industry is at a relatively early stage of development, and the extent of acceptance of photovoltaic products is uncertain. The photovoltaic industry does not have data as far back as the semiconductor industry or other more established industries, for which trends can be assessed more reliably from data gathered over a longer period of time. Demand for photovoltaic products may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of photovoltaic technology and demand for photovoltaic products, including:

•	decreases in government subsidies and incentives to support the development of the photovoltaic industry;

•	the international trade conflicts and the consequential imposed tariffs for solar photovoltaic, or PV, products, and other renewable energy sources and products;

•	relative cost-effectiveness, performance and reliability of photovoltaic products compared to conventional;

•	success of other alternative energy sources, such as wind power, hydroelectric power and biofuel;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	the ability of photovoltaic product manufacturers to finance their business operations, expansions and other capital expenditures;

•	capital expenditures by end users of photovoltaic products, which tend to decrease when the economy slows down; and

•	deregulation or other regulatory actions affecting the electric power industry and the broader energy industry.

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

Our polysilicon sales prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and continue to expand capacities in order to achieve economies of scale. However, the slow and uneven economic recovery from the global financial crisis as well as the significant decrease in global petroleum prices since their peak in mid-2008 have reduced or delayed the general demand for photovoltaic products. In late 2008 and 2009, newly available polysilicon supply and slowed global photovoltaic market growth resulted in an excess supply of polysilicon, which led to a significant decline in polysilicon prices. Although global photovoltaic demand recovered substantially from the second half of 2010 through the first half of 2011, the market price for polysilicon experienced another significant decline in the second half of 2011 due to excess supply and decreasing demand. In 2012, the market price for polysilicon continued to decline. As a result of the polysilicon supply and demand fluctuation, we reduced the selling price of our polysilicon and thus experienced a continued decrease in revenues derived from polysilicon in 2012. In 2013, global demand for polysilicon began to increase, and such trend continued into 2015. Nevertheless, the average selling price of polysilicon in China was under pressure since the fourth quarter of 2014 and through the whole year of 2015 due to rising polysilicon supply both from overseas and domestic polysilicon manufacturers. In the first half of 2016, average selling prices of polysilicon were relatively strong due to rush orders placed before China’s solar PV feed-in tariff adjustment went effective at the end of June 2016. In the second half of 2016, average selling prices of polysilicon declined due to decreasing demand. In 2017, we expect that there may be additional polysilicon supply capacities including those from new manufacturers. If the imbalance between polysilicon supply and demand continues to exist, it could cause polysilicon prices to continue to decline and thus materially and adversely affect our profitability.

We may not be able to continue to receive the same level of support from Daqo Group Co., Ltd., or Daqo Group, a related party of ours, which may have a material adverse effect on our business and results of operations.

Since our inception, we have substantially benefited from financial support from Daqo Group, one of the largest electrical equipment manufacturers in China, and we expect to continue to benefit from Daqo Group in the foreseeable future. As of December 31, 2016, we had amounts due to Daqo Group and its subsidiaries in the form of loans of $20.6 million, which are payable on demand. Please see “— We need a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when needed, our growth prospects and future profitability may be materially and adversely affected” below. In addition, Daqo Group has granted us a permanent and royalty-free license to use the “Daqo” brand, which is a well-recognized brand in the electrical industry in China. We have benefited from the strong brand recognition of “Daqo” in our business development efforts, as evidenced by our ability to secure major customers based in China within a short period after we commenced commercial production of polysilicon. Daqo Group has agreed in writing not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses without our consent for an indefinite term. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they come due. However, we cannot assure you that we will continue to receive the same level of support, or any support at all, from Daqo Group in the future. If Daqo Group ceases to support us, our business, results of operations and prospects may be materially and adversely affected. In addition, any negative publicity associated with Daqo Group will likely have an adverse impact on our reputation, which could materially and adversely affect our business. In the event of any disagreements with Daqo Group, we may have to resort to legal proceedings in China to enforce our rights, which could be costly, time consuming and involve uncertain outcomes.

Historically we incurred substantial net losses in 2012 and 2013. Although we generated a profit in each fiscal year since 2014, we may experience future losses and may not be able to generate sufficient revenues in the future to sustain profitability.

As a result of the slump in the global demand for and sales price of polysilicon, we incurred a net loss of $115.6 million in 2012. Despite improvements in our revenue in 2013 compared to 2012, in 2013 we still incurred a net loss of $221.1 million including $158.4 million of fixed-asset impairment loss, compared to $115.6 million including $42.8 million of fixed-asset impairment loss in 2012.

We had net income of $16.7 million in 2014 as a result of our continuous cost reduction efforts and increased global demand for and sales price of polysilicon, as well as a decrease in depreciation expenses of approximately $18.7 million. Since January 1, 2014, we revised the estimate of the expected useful lives of the machinery and equipment from 10 years to 15 years, and the buildings and structures from 20 years to 30 years, which reduced depreciation expenses by approximately $18.7 million. We had net income of $13.0 million and $43.9 million, in 2015 and 2016, respectively, as a result of our expanded capacities, growing sales volume and our continuous cost reduction efforts for both polysilicon and wafer manufacturing operations. Although we generated a profit in fiscal years 2014, 2015 and 2016, we may not be able to sustain profitability and our cash flows may be negative again in the future. Please see “— Our revenues and results of operations have fluctuated and are likely to fluctuate in the future” below.

We had a significant working capital deficit as of December 31, 2016. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, we will face the risk of not being able to continue as a going concern.

As of December 31, 2016, we had a working capital deficit (being our total consolidated current liabilities less our total consolidated current assets) of $176.4 million. In addition, we have made and may continue to make significant capital expenditures on our expansion project at our Xinjiang polysilicon facilities.

Our continuation as a going concern is dependent upon financial support from Daqo Group and our ability to continue to obtain other sources of financing. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. As of December 31, 2016, we had amounts due to Daqo Group and its subsidiaries in the form of loans of $20.6 million. On March 21, 2017, we obtained a letter of financial support from Daqo Group and certain of our other shareholders in which they have committed to provide us with sufficient funding to support our operations during the twelve months ending March 31, 2018. Further, the letter of financial support provides that Daqo Group will not require us to pay the amounts that we owed to Daqo Group and three of its subsidiaries, Daqo Solar Co., Ltd, or Daqo Solar, Xinjiang Daqo Investment Co., Ltd., or Xinjiang Daqo Investment, and Daqo New Material, as of March 31, 2018, before April 1, 2018. In addition, Daqo Group will provide us with funding to support us to repay all the financial obligations already committed related to the expansion project at our Xinjiang facilities and we are not required to repay such amounts before April 1, 2018. Meanwhile, we have committed to Daqo Group that we will implement our expansion project based on our available financial resources. However, we can provide no assurances that Daqo Group and our shareholders will honor their undertakings under the letter of financial support. If Daqo Group or its subsidiaries were to be unable to honor their undertakings under the letter of financial support or if the industry reverses its current upward trend in demand, we will face significant pressure on our working capital and we will face the risk of not being able to continue as a going concern.

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

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power still exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, in 2010, Spain announced its plan to cut the subsidized electricity prices paid to new photovoltaic solar power plants by up to 45%, which significantly reduced installations of new solar energy projects in the country. In 2010, Germany introduced an approximately 24% to 26% solar feed-in tariffs reduction for rooftop systems and 20% to 25% reduction for ground-based systems. In early 2012, Germany further reduced its feed-in tariffs by 15% to up to 24.43 Euro cents per kilowatt hour for rooftop systems and up to 18.76 Euro cents per kilowatt hour for ground-based systems. On July 5, 2012, Italian officials published a ministerial decree which revised the system of incentives for the production of electricity from PV plants. Pursuant to the ministerial decree, the incentives for new PV plants will cease once the relevant total expenditure reaches EUR6.7 billion. In 2013, the German government announced plans to reduce the expansion of solar power after Germany added 7.5 gigawatts, or GW, and 7.6 GW of capacity in 2011 and 2012, respectively, to bring its total to 32.6 GW, which was nearly as much as the rest of the world combined. In 2014, the total solar PV installation in Germany was 1.9 GW, decreased from 3.3 GW in 2013. In addition, government financial support of photovoltaic products has been, and may continue to be, challenged on constitutional grounds and found unlawful in certain countries. The slowdown of the European and Chinese economy in 2013 and 2014 may continue to exert downward pressure on the amount of government subsidiaries for solar energy applications in these two regions. In 2014, although global solar PV installations increased by over 23.3% compared to 2013, the European markets shrank significantly in major markets like Germany, Italy and Spain. In 2015, global solar PV installations increased by approximately 27% to 57 GW, compared to 45 GW in 2014. Nevertheless, oil prices started to decline significantly since the second half of 2014 and through the whole year of 2015. In 2016, global solar PV installations continued its growing trend and reached approximately 73 GW. However, oil prices still hover low, and there are industry reports indicating that the growth rate of global PV installations may slow down in 2017 and 2018. If the decrease in oil prices continues, government incentives provided to the solar industry in major markets may be reduced, which may result in a decrease in average selling prices of polysilicon. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the photovoltaic industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

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

Although we were profitable in 2011, we experienced significant decreases in revenue and incurred substantial net losses in 2012 and 2013. We had positive net income in 2014, 2015 and 2016. However, our limited operating history makes the prediction of future results of operations difficult, and therefore, it is unclear if we could sustain revenue growth or profitability in the future. Our business model, technology and ability to achieve satisfactory manufacturing yields for polysilicon at higher volumes are unproven. Compared to companies with a long and well-established operating history and companies operating in less volatile sectors, our results of operations are more susceptible to the impact of adverse operating environment and supply and demand risks.

Our revenues and results of operations have fluctuated and are likely to fluctuate in the future.

Fluctuations of our revenues and results of operations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others, fluctuation in the global average selling prices of photovoltaic products, fluctuation in the volume of our products shipped, changes in end-user demand for the photovoltaic products manufactured and sold by us or our customers, the gain or loss of significant customers, the availability of governmental subsidies or financial support and changes in our electricity, natural gas, raw material or labor costs. For example, although our revenue has improved since 2013 and we have regained profitability in 2014, 2015 and 2016, our revenues and results of operations may worsen again if one or more of these factors become unfavorable to our business.

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

We finished construction of our Phase 2A polysilicon facilities in Shihezi, Xinjiang Uyghur Autonomous Region in September 2012 and successfully reached our targets in terms of capacity and cost structure by the end of the first quarter of 2013. The construction and installation of our Phase 2B expansion project was completed during the second quarter of 2015 and achieved full production capacity in the third quarter of 2015, which increased our polysilicon annual capacity from 6,150 MT to 12,150 MT. In July 2015, our board of directors approved our Phase 3A expansion project in Xinjiang. We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. Although the Xinjiang location provides many strategic advantages, including lower electricity costs, we face a number of uncertainties in relation with our future commercial production and expansion project in Xinjiang.

As part of our expansion project, we decided to relocate existing machinery and equipment in our polysilicon facilities in Chongqing, with total book value of $84.2 million as of December 31, 2016, to our Xinjiang facilities. As of December 31, 2016, we had relocated machinery and equipment of approximately $68.5 million in book value. In 2015 and 2016, we incurred an impairment charge of $1.6 million and $0.2 million, respectively, attributable to certain identified remaining assets in Chongqing that were not transferrable and could not be reutilized in our Xinjiang expansion project. With respect to our remaining machinery and equipment in Chongqing, if we fail to successfully relocate, reinstall or reutilize the remaining machinery and equipment in Chongqing in our future potential expansions, we may incur significant impairment losses related to such remaining assets of approximately $15.7 million in book value, and our operating results and financial condition may be materially and adversely affected as a result.

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

Furthermore, under the letter of financial support we obtained from Daqo Group on March 21, 2017, we are required to immediately suspend the expansion project at our Xinjiang facilities if we do not have sufficient financial resources to continue the project after we repay all other financial obligations as they become due. See “— We had a significant working capital deficit as of December 31, 2016. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, we will face the risk of not being able to continue as a going concern” above.

If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.

Since 2013, we have experienced a period of growth and expansion in terms of production capacity and sales volume. We achieved a nameplate capacity of 6,150 MT in the first quarter of 2014 and further ramped up our nameplate capacity to 12,150 MT in the third quarter of 2015. Our polysilicon production for 2016 reached a record high of 13,068 MT, which surpassed our nameplate capacity of 12,150 MT per annum. In 2014, 2015 and 2016, we sold 5,972 MT, 8,234 MT and 10,883 MT, respectively, of polysilicon (excluding internal sales to our in-house wafer facilities). We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production of the Phase 3A project in the first quarter of 2017 and have achieved full production capacity. To accommodate our continued expansion, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management efforts and skill and require significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results. Moreover, even if we do expand our polysilicon manufacturing capacity and our wafer business as planned, we may be unable to generate sufficient customer demand for our photovoltaic products to support our increased production levels or successfully integrate our polysilicon and wafer manufacturing businesses to achieve operational efficiency, which could adversely affect our business and results of operations.

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

The photovoltaic market is expected to become increasingly competitive. Our competitors include international polysilicon and wafer manufacturers, such as Hemlock, Wacker, OCI, REC, MEMC and Chinese domestic polysilicon and wafer manufacturers, such as GCL-Poly, Xinte Energy Co., Ltd., Asia Silicon Co., Ltd., China Silicon Corporation and Yongxiang Co., Ltd. There are also likely new entrants into the polysilicon manufacturing market in China, such as Xinjiang East Hope New Energy Ltd. and the joint venture formed by REC and Shanxi Youser. In addition, some solar cell and module manufacturers, including some of our existing and potential customers may have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales or even reduce our sales to our existing customers. Many of our competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of polysilicon than we can. Failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

We depend on a limited number of customers and sales contracts for a significant portion of our revenues, and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in our revenues.

In 2014, 2015 and 2016, our top three customers in aggregate accounted for approximately 32.1%, 40.5% and 37.1% of our total revenues, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

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

As of December 31, 2016, we had outstanding long-term bank borrowings, including current portion of long-term borrowings of $162.3 million with a weighted average interest rate of 5.8% and outstanding short-term bank borrowings of $55.6 million with a weighted average interest rate of 5.0%, and we expect to incur additional debt in the future. We borrowed the majority of these bank loans from Bank of China and Chongqing Rural Commercial Bank with guarantees from Daqo Group. We cannot assure you that we will be able to renew these borrowings when they become due or to obtain other loans or credits from other banks or other lenders on terms satisfactory to us or at all to satisfy the substantial capital expenditure requirements associated with our capacity expansion, whether on our own or with the continuing support from Daqo Group. In addition, the indebtedness could have an adverse effect on our future operations, including, among other things: (1) reducing the availability of our cash flow to fund our working capital, capital expenditures or other general corporate purposes as a result of interest or principal payments; (2) subjecting us to the risk of interest rate increases on our indebtedness which bears floating interest rates; and (3) placing us at a competitive disadvantage compared to our competitors that have less debt or are otherwise less leveraged. Any of these factors could have a material and adverse effect on our business, financial condition and results of operations.

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

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facilities for a significant period of time. Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production and could reduce our production capacity for a significant period of time. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, in April 2013, we temporarily shut down our Phase 2 facilities in Xinjiang for periodic maintenance and technology improvements. In April 2014, we temporarily shut down our Phase 2 facilities in Xinjiang for periodic maintenance and preparation for the Hydrochlorination project. In May 2015, we conducted annual maintenance of the Xinjiang polysilicon facilities, which affected our polysilicon production for five days. In October 2016, we conducted annual maintenance and several technology improvement projects in our Xinjiang polysilicon facilities, and concurrently completed interconnections between our new and existing facilities in Xinjiang. The annual maintenance, construction, installation of new equipment and interconnection of facilities affected our polysilicon production for approximately three weeks. These abovementioned shutdowns have reduced and may further reduce the volume and increase the cost of polysilicon we produce. In addition, we may need to use hazardous equipment for our wafer manufacturing process. Such equipment requires skill and experience for safe operation. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, and interruptions in electricity or water cooling supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

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

As of the date of this annual report, Messrs. Guangfu Xu, Xiang Xu and Dafeng Shi, our directors that are affiliated with Daqo Group, beneficially own a total of 92,031,442 or 35.2% of our ordinary shares, including shares that they had the right to acquire within 60 days. As a result of their high level of shareholding, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. These shareholders’ interests as beneficial owners of Daqo Group may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, these shareholders may take actions not in the best interest of us and our other shareholders.

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

Various Chinese governmental authorities have provided tax incentives to our subsidiaries in China. These incentives include income tax exemption or reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, the statutory enterprise income tax rate is 25%. However, our Chinese subsidiary, Chongqing Daqo New Energy Co., Ltd., or Chongqing Daqo, as a “Chongqing Municipality High and New Technology Enterprise,” is entitled to a preferential enterprise income tax rate of 15%. The status is valid until November 2018 and can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval. On November 25, 2014, Xinjiang Daqo New Energy Co., Ltd., or Xinjiang Daqo, another Chinese subsidiary of ours, obtained a High and New Technology Enterprise, or HNTE, certificate for a valid period of 3 years till 2016. During the year ended December 31, 2016, Xinjiang Daqo was entitled to a preferential tax rate of 15% because of its HNTE status. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. We cannot assure you that Chongqing Daqo or Xinjiang Daqo will continue to qualify as a “high and new technology enterprise” in future periods. Any increase in the enterprise income tax rate applicable to our Chinese subsidiaries or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our subsidiaries in China could adversely affect our business, operating results and financial condition.

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

We adopted our 2009 share incentive plan, or the 2009 Plan, and our 2014 share incentive plan, or the 2014 Plan, in August 2009 and December 2014, respectively, that permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2009 Plan and the 2014 Plan, we may issue awards to purchase up to 15,000,000 and 21,000,000 ordinary shares, respectively. As of the date of this annual report, excluding expired or cancelled options, we have granted options to purchase a total of 19,189,566 of our ordinary shares and 12,653,992 restricted share units under these plans. In addition, we modified the exercise prices for certain outstanding options in January 2012, April 2013, January 2015 and September 2015 in order to provide additional incentives to our employees and directors pursuant to an express authorization under our share incentive plan, allowing our board of directors to approve a downward adjustment of the option exercise prices without our shareholders’ approval. As a result of these option grants, option re-pricings and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated with incentive shares or options.

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

We have completed registration for options and restricted share units granted as of the date of this annual report. For future option and restricted share unit grants, if our application is unsuccessful or our option plan participants who are PRC individuals fail to work with us to complete the registration, we or such persons may be subject to fines and legal sanctions. Any failure to comply with such regulations may subject us and the relevant participants of our share incentive plan to fines and legal sanctions and prevent us from being able to grant share incentives to our personnel, as a result of which our business operations may be adversely affected.

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

We are subject to the reporting obligations under the U.S. securities laws. In connection with the audit of our internal controls over financial reporting as of and for the year ended December 31, 2011, we and our independent registered public accounting firm identified three “material weaknesses” including (i) our lack of accounting resources and expertise necessary to comply with U.S. GAAP and the Securities and Exchange Commission, or the SEC, financial reporting and disclosure requirements, (ii) our lack of sufficient resources to perform thorough reviews of consolidated financial statements and related footnote disclosures during the period-end financial reporting and disclosure process, and (iii) our lack of sufficient processes, documentation and approval of related party transactions with affiliates. In 2012, we have made enhancements to our internal controls over financial reporting. Based on these actions taken and our testing and evaluation of the effectiveness of our internal controls, we have concluded the material weaknesses no longer existed as of December 31, 2012, December 31, 2013, December 31, 2014, December 31, 2015 and December 31, 2016. As of December 31, 2016, our management concluded that our internal control over financial reporting was effective. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting for the years ended December 31, 2012 and 2013. For the years ended December 31, 2014, 2015 and 2016, our independent registered public accounting firm performed an audit of our internal control over financial reporting.

However, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal controls over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

The closing trading prices of our ADSs ranged from $12.40 to $26.95 in 2016, and may remain volatile in the future and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed their securities on U.S. stock exchanges. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Our Fourth Amended and Restated Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our Fourth Amended and Restated Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

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

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our Fourth Amended and Restated Memorandum and Articles of Association, the minimum notice period required for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

A non-United States corporation, such as our company, will be classified as a PFIC, for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in future taxable years, although there can be no assurance in this regard. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations” and “ —  Passive Foreign Investment Company Rules” for more information.”

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

We are a company limited by shares domiciled in the Cayman Islands. The corporate affairs of Daqo New Energy Corp. are governed by our Fourth Amended and Restated Memorandum and Articles of Association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands.

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

Daqo Group established Daqo New Material in 2006 in Chongqing, China. Although all of Daqo Group’s equity interest holders also beneficially own shares of Daqo Cayman, Daqo Group does not have any shareholding in our company. As of the date of this annual report, holders of equity interests in Daqo Group in aggregate beneficially own 47.8% of the outstanding ordinary shares of our company. Subsequent to the establishment of Chongqing Daqo, in July 2008, Chongqing Daqo entered into a lease agreement with Daqo New Material to rent all of Daqo New Material’s land, production infrastructure, machinery, equipment, facilities, factories, buildings and other assets for polysilicon production. This lease was terminated on December 30, 2013. Under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we were deemed to be Daqo New Material’s primary beneficiary and Daqo New Material had been consolidated from July 1, 2008 to December 30, 2013.

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

In July 2015, our board of directors approved our Phase 3A expansion project. We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. As of the date of this annual report, we have achieved full production capacity of 18,000 MT per annum.

We are in the process of relocating certain machinery and equipment from our facilities in Chongqing to our Xinjiang facilities, which has reduced the capital expenditure requirements for our Phase 2B and 3A projects. In addition, we utilized approximately 81% of our current machinery and equipment as measured by its book value as of December 31, 2016, and have determined that the remaining machinery and equipment can be more efficiently and cost-effectively used in our potential future expansions, which will reduce our capital expenditure requirements in future expansions.

In November 2013, we achieved great progress in our wafer business by increasing our annual capacity from 36 million pieces to 72 million pieces. Since 2014, we have been running our wafer business in full capacity and improved the quality and efficiency for our wafer products. In May 2014, we established in-house slurry recovery system, which helps us to lower the wafer production cost. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement. We upgraded our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and increased our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch. We also increased our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market. By the end of the second quarter of 2016, we successfully completed this project and increased our annual wafer capacity from the 87 million pieces to approximately 100 million pieces.

In August 2015, our board of directors and the audit committee approved the restructuring plan of Xinjiang Daqo in order for it to meet certain PRC legal requirement for listing on the National Equities Exchange and Quotations, or the New Third Board, an emerging over-the-counter securities market in China. Pursuant to the restructuring plan, Xinjiang Daqo Investment subscribed for newly issued equity interest of Xinjiang Daqo representing 1% of the total outstanding equity of Xinjiang Daqo, which restructuring was completed in December 2015. We are holding 99% of the outstanding equity interest of Xinjiang Daqo. In April 2016, Xinjiang Daqo has received approval to list its shares on the New Third Board. In June 2016, Xinjiang Daqo was listed on the New Third Board.

In December 2016, we adopted a dual Chinese name “大全新能源公司” at our annual general meeting, so that the name of our company is “Daqo New Energy Corp. 大全新能源公司”.

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

We are a leading high-purity polysilicon manufacturer based in China. We utilize the chemical vapor deposition process, or the “modified Siemens process,” to produce polysilicon, and have fully implemented the closed loop system to produce high-quality polysilicon cost-effectively. We manufacture and sell high-purity polysilicon to photovoltaic product manufacturers, who further process our polysilicon into ingots, wafers, cells and modules for solar power solutions. Currently, our annual capacity for polysilicon is 18,000 MT in Xinjiang. We have successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. We improve our production efficiency and increase our output through technological improvements, adoption of process innovation and refinement as well as equipment enhancement. Actual production volume may exceed the production capacity due to operational improvements we may implement at our facilities in response to market conditions.

We have expanded to the downstream photovoltaic manufacturing businesses to establish facilities for wafer manufacturing. As of the end of 2016, our wafer manufacturing annual capacity is approximately 100 million pieces. We have reported wafer shipments in units of “million pieces” instead of “MW” since the first quarter of 2013. Improvements in wafer technology can cause watts per piece to increase, resulting in larger MW shipments without increases in the amount of wafer produced, and consequently we believe that the newly adopted unit more accurately presents our operating performance. Most of our wafer product is high efficiency wafer which represents approximately 4.3 watts per piece. The following diagram illustrates the value chain for the manufacture of crystalline-silicon based photovoltaic products:

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

We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at our facilities. In 2016, approximately 96.0% of our polysilicon met the solar grade I standard, the highest specification of the solar grade quality standard, and approximately 12.2% of our polysilicon met the electronic grade quality standard in China, which standard was updated in 2016. We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2016, our major photovoltaic product customers included operating entities of Jinko Solar, Meike Silicon Energy, Konca Solar, Jinneng Clean Energy and JA Solar.

We commenced commercial production of wafers using our own polysilicon in July 2011. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement.

We upgraded our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and increased our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch. We also increased our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market. By the end of the second quarter of 2016, we successfully completed this project and increased our annual wafer capacity from the 87 million pieces to approximately 100 million pieces.

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

Quarterly sales volume for polysilicon and wafer in 2016:

Sales Volume	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	FY 2016
Polysilicon (MT)	2,905	2,931	2,838	2,209	10,883
Wafer (million pieces)	21.3	25.0	14.4	21.3	82.0
Wafer OEM (million pieces)	0.7	0.1	—	—	0.8

Our Products

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs. Our current annual capacity for polysilicon production is 18,000 MT. We are one of the best quality polysilicon makers in China. In 2016, approximately 96.0% of our polysilicon met the solar grade I standard, the highest specification of the solar grade quality standard, and approximately 12.2% of our polysilicon met the electronic grade quality standard in China, which standard was updated in 2016.

In addition, we also offer high-quality wafers through our downstream photovoltaic product manufacturing business. As of the end of 2016, the annual capacity of our wafer facilities was approximately 100 million pieces. To meet the prevailing market demands, we produce both standard and high efficiency multi-crystalline wafers with dimensions of 156.75 millimeters x 156.75 millimeters and thickness of 190 microns. Our high efficiency wafers are produced through an innovative casting manufacturing process.

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

Although the closed loop system has lower manufacturing costs than the open loop system, manufacturing facilities based on the open loop system can be built within a shorter period time with less initial capital investment for equipment. Most of polysilicon manufacturing facilities in China were traditionally built based on the open loop system. However, as the polysilicon market may face downward pricing pressure from time to time, we believe that an increasing number of China-based manufacturers are converting their open loop system to the closed loop system and many of them have completed such conversion. The full implementation of the closed loop system by other polysilicon manufacturers has diminished our competitive advantages provided by this system. Nevertheless, in August 2011, Chongqing Daqo entered into a Technology License and Transfer Agreement with GTAT Corporation, a Delaware company, under which GTAT granted us a license to use, in both our Chongqing and Xinjiang facilities, its Hydrochlorination TCS Production Technology and Chlorosilane Recovery/Waste Neutralization Technology.

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

Wafer

We conducted our wafer business through tolling arrangements with third party wafer manufacturers in 2009 and 2010. In July 2011, we commenced commercial production of multi-crystalline silicon wafers at our wafer production facilities. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement. We upgraded our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and increased our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch. We also increased our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market. By the end of the second quarter of 2016, we successfully completed this project and increased our annual wafer capacity from the 87 million pieces to approximately 100 million pieces.

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

	Approximate Annual Production Capacity	Construction Period	Commercial Production Period	Fully Ramped-up Production
Polysilicon:
Phase 1A facilities(1)(2)	1,500 MT	June 2007 – May 2008	July 2008 – September 2012	March 2009
Phase 1B facilities(1)(2)	1,800 MT	May 2008 – May 2009	December 2009 – September 2012	January 2010
Capacity enhancement of Phase 1 facilities(1)(2)	1,000 MT	December 2010	December 2010 – September 2012	December 2010
Phase 2A facilities(3)	5,000 MT	Second quarter of 2011 – September 2012	First quarter of 2013 – Present	March 2013
Capacity enhancement of Phase 2A facilities(3)	1,150 MT	July 2013 – January 2014	January 2014 – Present	First quarter of 2014
Phase 2B facilities(3)	6,000 MT	April 2014 – June 2015	July 2015 – Present	Third quarter of 2015
Phase 3A facilities	5,850 MT	July 2015 – December 2016	First quarter of 2017 – Present	First quarter of 2017

Wafer:
Phase 1A facilities(1)	35 million pieces	July 2010 – February 2011	July 2011– Present	November 2011

Phase 1B facilities(1)	37 million pieces	February 2011 – September 2011	May 2013 – Present	November 2013
Capacity enhancement of Phase 1 facilities	28 million pieces	November 2015 – June 2016	Second quarter of 2016	Third quarter of 2016

Notes:

(1)	The facilities are located in Chongqing.

(2)	We halted polysilicon production at these facilities in September 2012 and ultimately determined to cease production in the second quarter of 2013.

(3)	The facilities are located in Xinjiang.

We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. Our capacity expansion plan and technology improvement plan are preliminary and subject to risks and uncertainties that may be out of our control. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, and to relocate equipment to our Xinjiang facilities, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.”

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

Customers and Sales

We currently sell polysilicon and wafers to China-based photovoltaic product manufacturers. Our major customers include operating entities of Jinko Solar, Meike Silicon Energy, Konca Solar, Jinneng Clean Energy and JA Solar. We sell a substantial portion of our photovoltaic products to a limited number of customers. Our top three customers in aggregate accounted for 32.1%, 40.5% and 37.1% of our total revenues in 2014, 2015 and 2016, respectively.

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

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. We have one of the leading research and development teams among polysilicon manufacturers in China. Our research and development team consists of 388 experienced researchers and engineers. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. In 2016, we completed 20 research and technology or process improvement projects to enhance our polysilicon and wafer manufacturing processes, and successfully registered 19 patents with the State Intellectual Property Office of the PRC.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we hold 54 patents and have 31 additional pending patent applications covering different aspects of the polysilicon manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

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

The photovoltaic market is dominated by a few major manufacturers with a large number of small manufacturers competing for the remaining small portion of the market. We face competition mainly from top manufacturers who have succeeded in establishing a strong brand name with solar companies. For our polysilicon and wafer businesses, our major international competitors include Hemlock, Wacker, OCI, REC, MEMC and Chinese domestic polysilicon and wafer manufacturers, such as GCL-Poly, Xinte Energy Co., Ltd., Asia Silicon Co., Ltd., China Silicon Corporation and Yongxiang Co., Ltd. There are also likely new entrants into the polysilicon manufacturing market in China, such as Xinjiang East Hope New Energy Ltd. and the joint venture formed by REC and Shanxi Youser. In addition, some solar cell and module manufacturers might have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales. Furthermore, the demand for our polysilicon may be adversely affected by alternative technologies in cell manufacturing. The vast majority of silicon-based photovoltaic cell manufacturers currently use chunk or granular polysilicon. However, alternative technologies are being developed in cell manufacturing. For example, one such technology, thin-film cell production, uses little to no silicon in the production of solar cells. We believe that the solar cells made using thin-film technologies generally tend to have lower energy conversion efficiency than silicon-based solar cells. In addition, the manufacturing cost of silicon-based cells has been significantly reduced recently, which largely reduces or eliminates the historical cost advantage of thin-film cells. Based on our management’s industry knowledge, we believe silicon-based cells will remain the most widely used solar photovoltaic cells in the near future.

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

On July 4, 2013, the General Office of the State Council of China issued “Several opinions on promoting healthy development of Solar PV industry” which increased the aggregated target for PV installations as of 2015 from the previously announced 21 GW to 35 GW.

On September 16, 2013, the Ministry of Industry and Information Technology issued “Regulatory Requirements For the Solar PV Manufacturing Industry” and amended the Regulatory Requirements on March 25, 2015. The amended Regulatory Requirements set forth specific requirements for all sectors through the whole solar PV value chain regarding layout, scale, capacity, quality, efficiency, power consumption, environmental control and certain other elements of PV production, in order to further promote the structural adjustment and the transformation and upgrade of the PV industry, continue to strengthen industry supervision, and enhance the development of the industry. In January 2014, the National Energy Administration of China announced the PV installation target for 2014 to be 14 GW, which includes 8 GW for distributed PV systems and 6 GW for large scale PV power plants.

In March 2015, the National Energy Administration of China announced the PV installation target for 2015 to be 17.8 GW. In December 2015, the NDRC announced that it would cut the solar tariffs in Regions I-III to RMB 0.8/kWh, RMB 0.88/kWh and RMB 0.98/kWh from current RMB 0.9/kWh, RMB 0.95/kWh and RMB 1.0/kWh, respectively, representing reductions of 2% to 11%, effective January 1, 2016. At the same time, China Renewable Energy Fund surcharge fee increased from RMB 15/MWh to RMB 19/MWh.

In December 2016, the NDRC announced the solar power tariff revisions for 2017 as follows. First, in 2017, for solar power plants in resource zones I, II and III, the benchmark feed-in tariffs (FIT) will be lowered from RMB0.80/0.88/0.98/kWh in 2016 to RMB0.65/0.75/0.85/kWh, or by 19%/15%/13%. Second, the subsidy for distributed solar power plants will remain unchanged at RMB0.42/kWh. Third, for solar power projects registered prior to 2017 and eligible for fiscal subsidies, the FIT at the 2016 level will remain applicable if they are connected to the grid and in operation by June 30, 2017. Fourth, future solar power tariffs will be revised annually based on cost changes.

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

We are headquartered in Wanzhou, Chongqing, China, where we own several buildings with approximately 45,373 square meters of office and manufacturing space in total as of December 31, 2016. We have been granted land use rights to approximately 132,441 square meters of land on which our plants or offices are situated, and such land use rights are usually valid for a period of fifty years starting from the date of grant from the local government. Our Phase 2A, Phase 2B and Phase 3A production facilities in Xinjiang have approximately 207,647 square meters of office and manufacturing space in total as of December 31, 2016. On January 1, 2014, Chongqing Daqo signed a five-year lease agreement with Daqo New Material for, among other things, office buildings and employee dormitories

In September 2012, we sold our 100% equity interest in Nanjing Daqo to Daqo Group for a consideration of $9.9 million in order to concentrate on our core businesses of polysilicon and wafer production.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2014, 2015 and 2016 and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We are a leading high-purity polysilicon manufacturer based in China with an annual production capacity of 18,000 MT. We believe our production cost for polysilicon is one of the lowest and our product quality is one of the best in China. We have expanded to the downstream photovoltaic manufacturing business to establish facilities for wafer manufacturing. As of the end of 2016, our wafer manufacturing annual capacity was approximately 100 million pieces. We had 100 MW module production facilities in Nanjing, all of which we sold to Daqo Group in September 2012.

We strive to improve our polysilicon production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement, as well as equipment enhancement. As a result of these initiatives, we produced 4,524 MT polysilicon in 2011. In 2012, our polysilicon output was 3,349 MT(1), which was less than 2011 due to the suspension of the Phase 1 polysilicon facilities and less than normal output in our Xinjiang facilities during the pilot production period in the fourth quarter of 2012. In 2013, we produced 4,805 MT polysilicon which was all contributed by our Xinjiang facilities. We conducted a “debottlenecking” project for our Xinjiang facilities and successfully completed the project and started pilot production in December 2013. We fully realized capacity of 6,150 MT and lower production costs to the level of $14 per kg in the first quarter of 2014. We fully ramped up our Phase 2B project to further increase the polysilicon production capacity in our Xinjiang facilities to 12,150 MT at the end of the third quarter of 2015. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. In 2015, we produced 9,771 MT polysilicon at an annual average production cost of $11.23/kg (including depreciation). In 2016, we produced 13,068 MT polysilicon at an annually average production cost of $9.38/kg (including depreciation). We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we have achieved full production capacity of 18,000 MT per annum.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2016, our major photovoltaic product customers included operating entities of Jinko Solar, Meike Silicon Energy, Konca Solar, Jinneng Clean Energy and JA Solar.

We have expanded to the downstream photovoltaic manufacturing business to establish facilities for wafer manufacturing. Our Phase 1A wafer manufacturing facilities in Chongqing commenced commercial production with an annual capacity of 36 million pieces in July 2011. We gradually increased the utilization rate of our wafer facilities in 2013 and successfully expanded the capacity to 72 million pieces in November 2013. Since 2014, we have been running our wafer business in full capacity and improved the quality and efficiency for our wafer products. In May 2014, we established in-house slurry recovery system, which helps us to lower the wafer production cost. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement. We upgraded our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and increased our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch. We also increased our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market. By the end of the second quarter of 2016, we successfully completed this project and increased our annual wafer capacity from the 87 million pieces to approximately 100 million pieces.

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008, though we experienced a significant downturn in terms of revenue and net income in 2012. In 2013, with the recovery of the solar PV market, we achieved an increase of 25.5% in our revenues compared to 2012. Our gross margin also improved from negative 43.1% in 2012 to negative 23.9% in 2013. We produced 6,560 MT, 9,771 MT and 13,068 MT of polysilicon and sold 5,972 MT(1), 8,234 MT(1) and 10,883 MT(1) in 2014, 2015 and 2016, respectively. We generated revenues from continuing operations of $182.6 million, $182.0 million and $229.1 million in 2014, 2015 and 2016, respectively. We achieved net income attributable to Daqo New Energy Corp. shareholders of $16.6 million, $13.0 million and $43.5 million in 2014, 2015 and 2016, respectively

Note:

(1)	The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 671 MT, 1,316 MT and 1,968 MT in 2014, 2015 and 2016, respectively.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and are important for understanding our business:

•	demand for photovoltaic products, including government incentives to promote the usage of solar energy;

•	product prices;

•	our product mix;

•	our production capacity and utilization; and

•	our production costs, and in particular the cost of electricity

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

Global solar PV installations in 2016 totaled approximately 73 GW, representing a 35.1% increase from 57 GW in 2015. China continued to rank the largest solar PV market globally with total installations of 34.5 GW in 2016, with the United States and Japan ranking the second and third largest globally in 2016. In addition, India, the fourth largest solar PV market, is growing rapidly and is expected to install around 10 GW in 2017 and may surpass Japan to become the third largest solar PV market. According to the latest solar PV market report from IHS, we may see a single digit growth in global solar PV market in 2017 and 2018, and the solar PV market may grow even faster in 2019.

Product prices

The sales prices of our photovoltaic products are volatile and cannot always be predicted with certainty. Our sales prices declined from mid-2008 to the middle of 2010 due to industry-wide excess supply but stabilized in the third quarter of 2010 and increased marginally in the fourth quarter of 2010 due to end market demand. In 2011 our sales prices declined rapidly in the fourth quarter primarily due to excess supply in the market. The decline in sales prices continued throughout 2012. Our sales prices started to recover through 2013 due to improved demand and reduced inventory levels. The decline in the market price of polysilicon resulted in an approximately 7% decrease in the average selling price of our polysilicon from 2010 to 2011, a further 59.3% decrease from 2011 to 2012 and a further 23.3% decrease from 2012 to 2013. The market prices for polysilicon and wafer have improved significantly through 2013, albeit not sufficiently to reverse the year-on-year average decrease. In 2014, the average selling prices for polysilicon fluctuated in the range approximately from $20/kg to $22/kg. Our gross margin from continuing operations decreased from positive 37.6% in 2011 to negative 43.1% in 2012 and increased to negative 23.9% in 2013. In 2014, our gross margin from continuing operations improved to 23.7%. In 2015, our quarterly average selling prices for polysilicon decreased by 23.4% from $18.09/kg in the first quarter to $13.86/kg in the fourth quarter of 2015. Our average selling prices for wafers did not change significantly in 2015. In 2015, we achieved gross margin from continuing operations of 20.6% primarily due to significant cost reduction in both of our polysilicon slightly increased to $15.42/kg. In 2016, our gross margin from continuing operations was 35.1% primarily due to significant cost reduction in polysilicon.

Since September 1, 2014, the Chinese government has suspended the review of applications for importing solar grade polysilicon in the processing trade, according to an announcement jointly made by Ministry of Commerce and General Administration of Customs, or GAC, of the PRC in August 2014. All existing agreements approved prior to September 1, 2014 can continue to be performed until the contract terms expire. In addition, certain enterprises in the processing trade business that have been included in the supervisory network of the GAC are allowed to continue to import before the end of 2014. As a result, in the third and fourth quarters of 2014, foreign polysilicon manufacturers increased their supply of polysilicon into China to take advantage of the grace period before the suspension fully kicked in and exerted pressure on the average selling prices of polysilicon. In 2015, the volume of imported polysilicon was approximately 117,000 MT, increased from approximately 102,000 MT in 2014. In 2016, the volume of polysilicon imported into China was approximately 140,256 MT. Although we did see the polysilicon import volume directly from the United States to decline after the Chinese government’s suspension policy took effect, Taiwan became a transshipment hub for the United States made polysilicon and ranked the third largest region in terms of China’s polysilicon import volume. The import volume from Germany and South Korea, the two largest countries in terms of China’s polysilicon import volume, has not been materially impacted due to a price commitment agreement between Wacker (a polysilicon manufacturer in Germany) and the Chinese government, and low AD and CVD tariffs imposed on major South Korean polysilicon manufacturers. In 2016, the polysilicon imported from Korea, Germany, Taiwan and the United States accounted for 50.0%, 25.4%, 9.2% and 4.9% of the total import volume, respectively.

Company’s yearly polysilicon average selling prices vs. average spot prices* (VAT excluded):

*	PV Insights spot prices are yearly averages based on PV Insights “PV Poly Silicon Weekly Spot Price” data

Product mix

The proportion of our revenues that are generated from the sales of other photovoltaic products, also referred to as product mix, affects our revenues and profitability. In addition to the revenues generated from sales of polysilicon, we also generated revenues from other products. In 2012, we generated revenue from sales of modules for the first three quarters of the year before we sold 100% of our equity interests of Nanjing Daqo, and we also generated revenue from sales of wafers produced in our facilities. In 2013, 2014 and 2015, we generated revenue from sales of polysilicon and wafers. For the year ended December 31, 2016, the revenues we generated from our two segments included sales of polysilicon and wafers, which accounted for 73.1% and 26.9% of our total revenues from continuing operations, respectively.

Our production capacity and utilization

In the near future, we plan to continue to focus on our core businesses to further improve our operation efficiency, cost structure and products quality by expanding our capacity, adopting new technologies and optimizing the manufacturing processes. For our polysilicon business, we ramped up production at the Phase 1B facilities to their full annual capacity of 1,800 MT in 2010. We expanded the aggregate capacity of our Phase 1A and Phase 1B facilities to 4,300 MT through a capital enhancement project in 2011. In September 2012, we halted the production of polysilicon in our Phase 1A and 1B facilities in Chongqing and ultimately determined to cease production in the second quarter of 2013. In September 2012, we successfully completed our Xinjiang Phase 2A facilities. At the end of 2016, we completed the construction and installation of Phase 3A and commenced initial production in the first quarter of 2017. As of the date of this annual report, we have achieved full production capacity. Our current annual capacity in our Xinjiang polysilicon facilities is 18,000 MT.

For our wafer business, the Phase 1A wafer manufacturing facilities in Chongqing commenced commercial production in July 2011 and reached the capacity of 36 million pieces in November 2011. We gradually increased the utilization rate of our wafer facilities in 2013 and successfully expanded the capacity to 72 million pieces in November 2013. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement. We upgraded our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and increased our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch. We also increased our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market. By the end of the second quarter of 2016, we successfully completed this project and increased our annual wafer capacity from the 87 million pieces to approximately 100 million pieces.

Our production costs

Our polysilicon production costs consist primarily of the costs of electricity and other utilities, raw materials, labor and depreciation. Currently electricity is the largest component of our polysilicon production costs. In our Phase 2 facilities in Xinjiang, because of the abundant coal resources, the local electricity rate is much lower than that in most areas in China. This cost advantage, along with our operational expertise, enables us to become one of the lowest cost producers around the globe. We plan to implement additional measures to reduce our production costs through technology, process and equipment improvement. For example, we fully ramped up our Phase 2B project at the end of the third quarter of 2015, which has increased the polysilicon production capacity in our Xinjiang facilities to 12,150 MT. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. As a result, we managed to reduce our production cost (including depreciation) and cash cost (excluding depreciation) to $9.74/kg and $7.69/kg, respectively, in the fourth quarter of 2015, a significant reduction compared to $12.98/kg and $10.60/kg as compared to the second quarter of 2015 before we started to ramp up the Phase 2B project. In 2016, we continued our efforts to improve manufacturing efficiency and optimize production processes through several R&D and technology improvement projects in our Xinjiang polysilicon facilities. As a result, we achieved our best-ever cost structure with the production cost (including depreciation) of $8.66/kg and the cash cost (excluding depreciation) of $6.88/kg in the third quarter of 2016. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations.

Our wafer production costs consist primarily of the costs of polysilicon, other raw materials, labor and depreciation.

Indicative polysilicon production cost breakdown:

Components of Results of Operations

Revenues

Our revenues are primarily derived from the sale of polysilicon and secondarily by the sale of wafers. In 2014, the revenues we generated from the product sales of polysilicon, wafers and OEM services accounted for 69.9%, and 30.1% of our total revenues, respectively. In 2015, the revenues we generated from the product sales of polysilicon and wafers accounted for 69.2%, and 30.8% of our total revenues, respectively. In 2016, the revenues we generated from the product sales of polysilicon and wafers accounted for 73.1% and 26.9% of our total revenues, respectively. The percentage increase of the sales of wafers reflected improvements in the utilization rate and capacity of our wafer facilities. We plan to continue to focus on our current businesses to further improve operation efficiency, cost structure and product quality. If we are successful in executing our expansion plans, we expect our polysilicon revenue to grow in relation to our total consolidated revenues.

We commenced polysilicon production in 2008. We produced 6,560 MT, 9,771 MT and 13,068 MT of polysilicon and sold 5,972 MT(1), 8,234 MT(1) and 10,883 MT(1) of polysilicon in 2014, 2015 and 2016, respectively. Our polysilicon selling prices are directly affected by global supply and demand conditions. Due to the global oversupply of polysilicon since late 2008 and the resulting pricing pressure, the average selling price of our polysilicon decreased by 34.4% in 2014 as compared to 2013, decreased by 28.5% in 2015 as compared to 2014. In 2016, the annual average selling price was relatively stable and increased by 0.9% as compared to 2015.

We generated revenues of $182.6 million, $182.0 million and $229.1 million in 2014, 2015 and 2016, respectively. We achieved net income attributable to our shareholders of $16.7 million, $13.0 million and $43.5 million in 2014, 2015 and 2016, respectively. In 2014, our revenues included $127.7 million generated from sales of polysilicon and $54.9 million generated from sales of wafers. In 2015, our revenues included $125.9 million generated from sales of polysilicon and $56.1 million generated from sales of wafers. In 2016, our revenues included $167.5 million generated from sales of polysilicon and $61.6 million generated from sales of wafers.

We have entered into framework agreements with some of our customers. These contracts typically contain binding terms related to the sales volumes of our photovoltaic products during the contract term. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are placed. Such pricing determination method has caused, and is expected to continue to cause, fluctuations in our revenues and results of operations. In 2014, our top three customers, Jiangsu Meike Silicon Energy, JA Solar Technology Yangzhou Co., Ltd., and Jinko Solar Co., Ltd., accounted for approximately 13.1%, 10.0% and 9.0% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 32.1% of our total revenues. In 2015, our top three customers, Jinko Solar, Jinneng Clean Energy and Meike Silicon Energy, accounted for approximately 19.3%, 11.2% and 10.0% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 40.5% of our total revenues. In 2016, our top three customers, Jinko Solar Meike Silicon Energy and Konca Solar, accounted for approximately 21.3%,8.6% and 7.3% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 37.1% of our total revenues.

Note:

(1)	The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 671 MT, 1,316 MT and 1,968 MT in 2014, 2015 and 2016, respectively.

Cost of revenues

Our cost of revenues primarily consists of:

•	depreciation of property, plant and equipment;

•	electricity and other utilities, such as steam, water and natural gas;

•	raw materials, including metallurgical grade silicon, liquid chlorine, nitrogen, calcium oxide and hydrogen; and

•	direct labor, including salaries and benefits for personnel directly involved in production activities.

Due to our capacity expansion, depreciation in absolute terms had increased significantly prior to 2014. Depreciation in absolute terms has decreased significantly in 2014, primarily as a result of our revision to the expected useful lives of fixed assets during the first quarter of 2014 and the deconsolidation of our former variable interest entity as of December 30, 2013. Along with the full ramp-up of Phase 2B polysilicon expansion project since August 2015, the depreciation in absolute terms increased significantly in 2015 and 2016 due to higher production volume. Depreciation would resume its upward trend if we were to further expand our polysilicon production capacity or conduct technology improvement. We also expect that our total cost of revenues will increase as we increase our sales volume.

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

Research and development expenses

Our research and development expenses consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses to increase in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products, and expand our polysilicon manufacturing business. Our research and development expenses in 2014, 2015 and 2016 primarily resulted from continuous technology improvement projects for polysilicon and wafer production.

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

Fixed asset impairment loss

We recognized $158.4 million impairment loss for the long-lived assets of our polysilicon facilities in 2013. The impairment loss of long-lived assets of our polysilicon facilities recognized in 2013 reflected the impact of year-on-year market challenges and in particular reductions in average selling prices of our products in that year as described above, without similar reductions in costs of production, that have had an adverse effect on the profit-generating ability of these assets. No impairment loss of long-lived assets was recognized in 2014. We recognized an impairment loss of $1.6 million and $0.2 million in 2015 and 2016, respectively, which was related to certain identified relocation assets in Chongqing that were not transferrable and could not be reutilized in our Xinjiang expansion project.

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

Impairment of long-lived assets

We evaluate our long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. We make subjective judgments in determining the independent cash flows that can be related to a specific asset group based on the asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in the operations by comparing the carrying value of the asset group to the estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value. We determine the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporate assumptions that it believes marketplace participants would utilize. The impairment charges for the years ended December 31, 2014, 2015 and 2016 were nil, $1.6 million and $0.2 million, respectively. In August 2014, our board of directors approved the launch of an early stage research of the Phase 3 expansion in our Xinjiang polysilicon facilities. After a comprehensive analysis of the capacity and comparability of the Chongqing machinery and equipment, we concluded that it would be more efficient to use part of the machinery and equipment in Phase 3, rather than using all of them in Phase 2 project. The change to the relocation plan indicated that the carrying amount of our polysilicon asset group may not be recoverable. We performed the technology feasibility and economic viability research, and the recoverability test, with the estimate of future cash flows by using certain significant assumptions, such as the estimated future selling prices of polysilicon, production costs and projected sales volumes. We estimated such significant assumptions with reference to the historical records, industry analysis reports, current indications of customer demand and management’s experience. As a result, we concluded that the estimated sum of the undiscounted cash flows expected to be generated from the use and eventual disposition of the polysilicon group were in substantial excess of the carrying amount, and no impairment was noted as of December 31, 2014. The impairment loss of $1.6 million and $0.2 million incurred in 2015 and 2016, respectively, were related to certain identified relocation assets in Chongqing that were not transferrable and could not be reutilized in our Xinjiang expansion project. Regarding the wafer asset group, there was no impairment indicator noted as of December 31, 2014, 2015 and 2016.

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

	Year Ended December 31,
	2014	2015	2016
	US$	US$	US$
Revenues
Polysilicon	127,692,325	125,916,457	167,530,309
Wafers	54,879,527	56,124,511	61,570,902

Total revenue	182,571,852	182,040,968	229,101,211
Cost of revenues	(139,308,511)	(144,491,083)	(148,672,693)
Gross profit	43,263,341	37,549,885	80,428,518
Operating expenses/income:
Selling, general and administrative expenses	(10,293,851)	(12,603,824)	(16,104,057)
Research and development expenses	(1,486,978)	(923,664)	(4,001,438)
Other operating income	552,444	3,824,881	5,325,336
Long-lived asset impairment	—	(1,622,588)	(198,689)
Total operating expenses	(11,228,385)	(11,325,195)	(14,978,848)
income from operations	32,034,956	26,224,690	65,449,670
Interest expense	(15,654,106)	(13,173,958)	(14,568,158)
Interest income	324,118	493,995	407,996
Exchange (loss) gain	(55,792)	640,678	(7,422)
income before income taxes	16,649,176	14,185,405	51,282,086
Income tax expense	—	(1,137,821)	(7,358,089)
Net income	16,649,176	13,047,584	43,923,997
Net income attributable to noncontrolling interest	—	90,695	430,241
Net income attributable to Daqo New Energy Corp.’s shareholders	16,649,176	12,956,889	43,493,756

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Total revenues. Our total revenues increased by 25.9% from $182.0 million in 2015 to $229.1 million in 2016.

Revenue from product sales of polysilicon. The revenue derived from product sales of polysilicon was $167.5 million in 2016, representing an increase of 33.0% from $125.9 million in 2015. All of the polysilicon sold in 2016 was manufactured in our Xinjiang facilities, whereas most of the polysilicon sold in 2015 was contributed by our Xinjiang facilities. During the third quarter of 2015, we successfully ramped up our Phase 2B expansion project, which increased our annual capacity from 6,150 MT to 12,150 MT. During the whole year of 2016, we were running our Xinjiang polysilicon facilities at full capacity. As a result, our annual polysilicon production volume increased by 33.7% from 9,771 MT in 2015 to 13,068 MT in 2016. Accordingly, our external polysilicon sales volume increased by 32.2% from 8,234 MT in 2015 to 10,883 MT in 2016. Moreover, our annual polysilicon average selling prices also improved slightly from $15.29/kg in 2015 to $15.42/kg in 2016.

Revenue from product sales of wafers. The revenue derived from the sales of wafers were $61.6 million in 2016, an increase of 9.7% from $56.1 million in 2015. Wafer sales volume was 82.8 million pieces, an increase of 8.3% from 76.4 million pieces in 2015. The increase in wafer revenues as compared to 2015 was primarily due to higher sales volume.

Total Cost of revenues. Our cost of revenues increased by 2.9% from $144.5 million in 2015 to $148.7 million in 2016.

Cost of revenue from product sales of polysilicon. The cost of revenue from product sales of polysilicon was $96.3 million in 2016, including $6.9 million in idle cost related to Chongqing polysilicon facility. Although our polysilicon external sales volume increased by 33.7% from 9,771 MT in 2015 to 13,068 MT in 2016, our cost of revenue from product sales of polysilicon decreased by 1.4% from $97.7 million in 2015 to $96.3 million in 2016, as a result of the significant cost reduction effort, the success of our Phase 2B expansion and several technology improvement projects, which further reduced our production cost in our Xinjiang facilities.

Cost of revenue from product sales of wafers. The cost of revenue from product sales of wafers increased by 12.1% from $46.8 million in 2015 to $52.4 million in 2016. The increase was primarily due to higher sales volume partially offset by a lower unit cost in 2016 as compared to 2015.

Gross profit. We had a gross profit of $80.4 million in 2016, an increase of 114.2% from $37.6 million in 2015. Gross margin was 35.1% in 2016, compared to 20.6% in 2015. The improvement in gross profit and gross margin was primarily attributable to our polysilicon sector due to the slight increase of average selling prices and further decrease of unit cost mentioned above.

Gross profit from product sales of polysilicon. Excluding the idle cost related the Chongqing polysilicon facility, our polysilicon business had a gross profit of $78.2 million in 2016, representing an increase of 100.9% from $38.9 million in 2015. In 2016, we successfully reduced our annual polysilicon total production cost by 17.8% from $11.23/kg in 2015 to $9.38/kg in 2016 and increased our polysilicon external sales volume by 33.7% from 9,771 MT in 2015 to 13,068 MT in 2016. Moreover, our annual polysilicon average selling price also improved slightly from $15.29/kg in 2015 to $15.42/kg in 2016.

Gross profit from product sales of wafers. Our wafer business had a gross profit of $9.2 million in 2016, representing a decrease of 2.2% from $9.4 million in 2015. Although our wafers sales volume increased by 8.3% from 76.4 million pieces in 2015 to 82.8 million pieces in 2016, our annual average selling prices of wafers products were lower in 2016 as compared to 2015.

Selling, general and administrative expenses. Our selling, general and administrative expenses were $16.1 million in 2016, compared to $12.6 million in 2015. The increase in selling, general and administrative expenses was primarily due to increased shipping cost, as a result of higher polysilicon shipping volume and higher relocation and moving expenses related to the relocation of our idle polysilicon manufacturing equipment from Chongqing to Xinjiang, which amounted to $2.6 million in 2016, compared to nil in 2015.

Research and development expenses. Our research and development expenses were $4.0 million in 2016, compared to $0.9 million in 2015. The increase in research and development expenses primarily resulted from continuous research and development activities for cost deduction.

Fixed asset impairment loss. We recognized $0.2 million and $1.6 million fixed assets impairment loss for our Chongqing polysilicon facilities in 2016 and 2015, respectively. We are currently in the process of relocating and repurposing our temporarily idle polysilicon machinery and equipment in Chongqing to our Xinjiang polysilicon manufacturing facility. The impairment loss incurred was related to the identified relocation assets in Chongqing that were not transferrable and could not be reutilized in our Xinjiang polysilicon expansion project.

Other operating income. Other operating income was $5.3 million in 2016, compared to $3.8 million in 2015, and mainly consisted of unrestricted cash incentives that we received from local government authorities, which varies from period to period at the discretion of the applicable local government authorities.

Net interest expense. Our net interest expenses were $14.2 million in 2016, compared to $12.7 million in 2015. The increase was primarily due to the decrease in capitalized interest expense.

Income tax expense. Income tax expenses were $7.4 million in 2016, compared to $1.1 million in 2015.

Net income attributable to our shareholders. As a result of the factors described above, we had net profit attributable to our shareholders of $43.5 million in 2016, an increase of 236.7% from $13.0 million in 2015.

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

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board, or FASB, issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. The ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018 and interim periods therein. We are in the process of evaluating the impact on our consolidated financial statements upon adoption.

In August 2016, the FASB issued ASU 2016-15, which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and will be applied retrospectively. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact on our consolidated financial statements upon adoption.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows and Restricted Cash, which clarifies guidance on the classification and presentation of restricted cash in the statement of cash flows. ASU 2016-18 becomes effective and applicable to us on January 1, 2018. The adoption of this accounting pronouncement will impact the presentation of restricted cash in our Consolidated Statements of Cash Flows. The new guidance permits early adoption. We are in the process of evaluating the impact on our consolidated financial statements upon adoption.

Inflation

In recent years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.	Liquidity and Capital Resources

Liquidity

Our liquidity situation improved in 2016 as compared to 2015 and 2014. Overall, our cash and cash equivalents balance decreased by $0.8 million in 2014 and increased by $7.4 million and $1.5 million in 2015 and 2016, respectively. Net cash provided in operating activities was $45.6 million, $66.4 million and $98.7 million in 2014, 2015 and 2016, respectively. Net cash used in investing activities was $90.6 million, $74.1 million and $66.1 million in 2014, 2015 and 2016, respectively. Net cash provided by financing activities was $44.3 million, $15.2 million in 2014 and 2015, respectively, and net cash used in financing activities was $30.3 million in 2016.

As of December 31, 2016, we believe that our cash, cash equivalents, cash flows from operating activities, financial support from Daqo Group and its affiliates, and continued support from financial institutions located in the PRC in the form of renewed and additional operating loans will be sufficient to meet our working capital, capital expenditure and repayment of bank borrowings needs that will arise in 2017 and beyond.

The following significant developments in 2016 have impacted our liquidity or are expected to impact our liquidity:

•	During the year ended December 31, 2016, we experienced positive cash flow from operations of $98.7 million. We believe we will continue to generate positive operating cash flow in 2017.

•	For the year ended December 31, 2016, we generated an operating income of $65.4 million. We believe that we will continue to generate positive operating income in 2017.

•	The quarterly average selling prices of polysilicon increased by 9.1% from the first quarter to the fourth quarter of 2016.

•	As of December 31, 2016, our current liabilities exceeded our current assets by $176.4 million. Amounts due to related parties of $26.8 million are included as current liabilities. As part of the financial support Daqo Group and its affiliates provides to us, Daqo Group has indicated that they will not require us to repay our debt to them before January 1, 2017. While we had cash and cash equivalents of $16.0 million as of December 31, 2016, we had short-term bank borrowings (including current portion of our long-term debt) of $106.0 million all due within one year. The current portion of our long-term debt amounted to $50.4 million, such long-term debt being restricted to purchases of fixed assets and not expected to be renewed.

•	We completed the construction of our Phase 3A expansion project in December 2016. In addition to the equipment which is being relocated from the Phase 1 polysilicon facilities to Xinjiang facilities, the total capital expenditure for our Phase 3A expansion is expected to be approximately $83.5 million, of which $52.3 million had been spent as of December 31, 2016. During 2016, we had incurred expenses of $2.6 million in connection with relocation costs related to the machinery and equipment from Chongqing that has been installed at our Phase 3A facilities.

•	In June 2016, we obtained approval from Chongqing Rural Commercial Bank for RMB500 million (US$72.0 million) loans, which was a seven-year term project finance loan. As of December 31, 2016, Xinjiang Daqo had drawn down RMB357.45 million (US$51.5 million).

As noted above, we believe cash flow from operating activities, combined with the financial support from Daqo Group and its affiliates, our existing cash and cash equivalents, operating loans, facilities currently available, and those expected to be renewed will be sufficient to satisfy our obligations when they come due.

The following plans and actions are being taken to effectively manage our liquidity:

•	We performed a review of our cash flow forecasts for the twelve month period ending March 31, 2018, and believe that our operating cash flow will be positive during the twelve month period ending March 31, 2018.

•	We have been taking a number of cost reduction initiatives, including the new hydrochlorination system, technology improvement and polysilicon capacity expansion in Xinjiang.

•	On March 21, 2017, we obtained a letter of financial support from Daqo Group, which has committed to provide sufficient financial support to us to ensure that we have the funds required to satisfy our obligations as they come due during the twelve months ending March 31, 2018. Further, the support letter provides that Daqo Group will not require us to repay the amount owed to the Daqo Group and subsidiaries of Daqo Group before April 1, 2018, which amount totaled $23.5 million as of December 31, 2016.

•	As of December 31, 2016, we have available bank borrowing facilities of $20.5 million, which was drawn down in January 2017. While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we have renewed or rolled over most of our short term bank loans upon the maturity of the loans and believe that we will continue to be able to do so.

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

	Year Ended December 31,
	2014	2015	2016
	US$	US$	US$
	(in thousands of US$)
Net cash provided by operating activities	45,619	66,425	98,672
Net cash (used in) investing activities	(90,589)	(74,132)	(66,123)
Net cash provided by (used in) financing activities	44,272	15,242	(30,278)
Effect of exchange rate changes	(65)	(114)	(774)
Net (decrease) / increase in cash and cash equivalents	(763)	7,421	1,497
Cash and cash equivalents at the beginning of the year	7,831	7,068	14,490
Cash and cash equivalents at the end of the year	7,068	14,490	15,987
Supplemental disclosure of cash flow information:
Interest paid	17,770	13,285	14,216
Income taxes paid	—	2,727	2,999
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable and notes payable	79,990	52,523	62,275
Purchases of property, plant and equipment included in amount due to related parties	5,651	263	3,351

Our cash and cash equivalents decreased by $0.8 million in 2014 and increased by $7.4 and $1.5 million in 2015 and 2016, respectively. As of December 31, 2016, we had $15.9 million in restricted cash and $16.0 million in cash and cash equivalents. Restricted cash was primarily comprised of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit and bank notes. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturities of three months or less.

As of December 31, 2016, we had a working capital deficit (total current assets less total current liabilities) of $176.4 million. We had cash, cash equivalents and restricted cash of $31.9 million and short-term and long-term borrowings of $106.0 million and $111.9 million, respectively, as of December 31, 2016. In addition, we have a total capital commitment of $4.7 million. Although, as of December 31, 2016, Daqo Group and its subsidiaries provided us with financial support of $15.1 million and $5.5 million in the form of interest-bearing loan and interest-free loan, respectively, there is substantial doubt as to our ability to continue as a going concern. As such, Daqo Group and its affiliates have indicated that they will not require us to repay our debt to them before March 31, 2018. In addition, as of December 31, 2016, we had unused committed and available project bank loan facilities of $20.5 million (RMB142.55 million) from Chongqing Rural Commercial Bank.

In summary, our continuation as a going concern is dependent upon continued financial support from Daqo Group, our ability to continue to obtain other sources of financing and our operating cash flow in 2017. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We had a significant working capital deficit as of December 31, 2016. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, we will face the risk of not being able to continue as a going concern.”

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2016 was $98.7 million, primarily resulting from $245.2 million of cash we received from the sale of our products, partially offset by our payments for raw materials and utilities of $92.6 million, taxes paid of $16.2 million, employee salaries and welfare payments of $23.5 million and interest expense payments of $14.2 million. We generated positive operating cash flow in 2016. The improvement was primarily due to the expansion in our polysilicon manufacturing capacity and our continuous cost reduction efforts at our Xinjiang facilities.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2016 was $66.1 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $67.5 million, partially offset by the increase in restricted cash of $1.9 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit and the notes in support of our purchases of property, plant and equipment.

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

Financing Activities

Net cash used in financing activities for the year ended December 31, 2016 was $30.3 million, primarily resulting from the repayment of amounts due to related parties in the amount of $148.5 million partially offset by cash received from related parties in the amount of $126.4 million, and the repayment of bank borrowings in the amount of $116.3 million partially offset by proceeds received from by the bank borrowings in the amount of $107.0 million.

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

Capital Expenditures

In 2014 and 2015, we made capital expenditures of $68.6 million and $42.7 million for the Phase 2B project and technology improvements at our polysilicon facilities in Xinjiang. In 2015, we also made capital expenditures of $1.7 million for the Phase 3A expansion project. In 2016, we also made capital expenditures of $50.7 million for the Phase 3A expansion project.

We are in the process of relocating certain machinery and equipment from our facilities in Chongqing to our Xinjiang facilities, which has reduced the capital expenditure requirements for our Phase 2B and 3A projects. In addition, we utilized approximately 81% of our current machinery and equipment as measured by its book value as of December 31, 2016, and have determined that the remaining machinery and equipment can be more efficiently and cost-effectively used in our potential future expansions, which will reduce our capital expenditure requirements in future expansions.

Our capital expenditures will increase in the future. We expect that the total capital expenditure for our Phase 3A expansion will be approximately $83.5 million, of which $52.3 million had been spent as of December 31, 2016. In the event that we conduct potential expansion projects in the future, we expect that completion of any such expansion projects will be subject to obtaining additional funding, and we intend to use cash generated from operating activities and take other actions to obtain alternative sources of financing, such as obtaining loan facilities from financial institutions, obtaining financial support from Daqo Group and its affiliates or entering into capital arrangements to meet our capital expenditure requirements. For additional information, see also “— Liquidity and Capital Resources” and “Item 4. Information on the Company — B. Business Overview — Manufacturing Capacity” in this annual report.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development.” See “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D.	Trend Information

Market Trends

Global solar PV installations in 2016 totaled approximately 73 GW, representing a 35.1% increase from 57 GW in 2015. China continued to rank the largest solar PV market globally with total installations of 34.5 GW in 2016, with the United States and Japan ranking the second and third largest globally in 2016. In addition, India, the fourth largest solar PV market, is growing rapidly and is expected to install around 10 GW in 2017 and may surpass Japan to become the third largest solar PV market. According to the latest solar PV market report from IHS, we may see a single digit growth in global solar PV market in 2017 and 2018, and the solar PV market may grow even faster in 2019.

Operational Trends

We successfully completed the construction of our Phase 2A facilities in Xinjiang in September 2012 and fully ramped up capacity to 5,000 MT at our Phase 2A facilities prior to the end of March 2013. We also completed a “debottlenecking” project prior to the end of 2013, which increased our annual capacity to 6,150 MT. We fully ramped up capacity of our Phase 2B expansion project and expanded the production capacity at our Xinjiang polysilicon facilities to 12,150 MT. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. As a result, we lowered our production cost of polysilicon (including depreciation) and cash cost (excluding depreciation) to $9.74/kg and $7.69/kg, respectively, in the fourth quarter of 2015. In 2016, we continued to focus on polysilicon manufacturing improvement to further lower our cost structure. We achieved our record low cost structure in the third quarter of 2016, with production cost (including depreciation) and cash cost (excluding depreciation) of $8.66/kg and $6.88/kg, respectively. We completed the construction and installation of Phase 3A by the end of 2016, and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In addition, we are considering further capacity expansion at our Xinjiang facilities in the medium term, or the Phase 3B expansion. Subject to market and industry conditions, we expect our Phase 3B expansion to further increase our total polysilicon production capacity to 25,000 MT.

Since 2014, we have been running our wafer business in full capacity and improved the quality and efficiency for our wafer products. In May 2014, we established in-house slurry recovery system, which helps us to lower the wafer production cost. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement. We upgraded our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and increased our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch. We also increased our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market. By the end of the second quarter of 2016, we successfully completed this project and increased our annual wafer capacity from the 87 million pieces to approximately 100 million pieces.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2016 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties as of December 31, 2016. We have not entered into any derivative contracts. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2016:

	Payments due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands of US$)
Contractual obligations:
Long-term debt(1)(2)	162,347	50,398	52,581	46,516	12,852
Interest payment on long-term debt(3)	23,928	8,525	10,592	4,207	604
Capital commitments(4)	4,716	4,716	—	—	—
Operating lease obligations(5)	2,944	991	1,953	—	—
Total obligations	193,935	64,630	65,126	50,723	13,456

Notes:

(1)	Excludes interest payments.

(2)	As of December 31, 2016, long-term bank loans including the current portion in the amount of $162.3 million, of which $33.1 million were guaranteed by Daqo Group, one of our directors, Daqo New Material and two affiliated companies under Daqo Group, along with Xinjiang Daqo’s machinery and equipment of $63.3 million as collateral. The rest of long-term loans in amount of $129.2 million were guaranteed by Daqo Group, Chongqing Daqo and three affiliated companies under Daqo Group.

(3)	All long-term bank borrowings are bearing the variable interests, which are based on the five-year long term interest rate issued by People’s Bank of China, and the weighted average interest rate of our long-term debt was 5.8% as of December 31, 2016.

(4)	Represents commitments relating to our purchase of property, plant and equipment for our production capacity expansion, including payment commitments to our project contractors.

(5)	Represents Chongqing Daqo’s obligation under the lease agreement with Daqo New Material and Daqo Group until January 2020 and April 2019, respectively.

G.	Safe Harbor

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Guangfu Xu	74	Chairman of the board of directors
Xiang Xu	46	Director
Dafeng Shi	45	Director
Gongda Yao	58	Director and chief executive officer
Fumin Zhuo	65	Independent director
Rongling Chen	74	Independent director
Minsong Liang	48	Independent director
Shuming Zhao	64	Independent director
Arthur Wong	57	Independent director
Ming Yang	43	Chief financial officer
Qiangmin Zhou	49	Chief technology officer
Shihua Su	42	Chief marketing officer

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

Mr. Rongling Chen is one of our independent directors. Mr. Chen has served as our director since October 2010. He has served as Senior Advisor for ASML China since May 2015. He has also served as an independent director to Tianjin Zhonghuan Semiconductor Co., Ltd., a company listed on Shenzhen Stock Exchange. Between 2010 and 2012 Mr. Chen was a vice president of Applied Materials and chief administration officer of Applied Materials China. Mr. Chen was an executive advisor of IMEC, a leading advanced semiconductor R&D center based in Belgium, and also a senior advisor and chairman of China advisory board to SEMI, a global industry association serving the manufacturing supply chains for the microelectronic, display and photovoltaic industries. Mr. Chen started working for Applied Materials in 1984, and has served in various senior positions, including vice president, chairman of Applied Materials China and head of China marketing and corporate affairs, before retiring in 2012. Mr. Chen received his bachelor’s degree in semiconductor devices and materials from Zhe Jiang University.

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

Mr. Shuming Zhao is one of our independent directors. Mr. Zhao has served as our director since October 2011. Mr. Zhao is Chair Professor and Honorary Dean of the School of Business, Nanjing University, China. In addition, Mr. Zhao is a Distinguished Visiting Professor at Katz Graduate School of Business, Pittsburgh University, USA; Distinguished Visiting Professor at the College of Business, the University of Missouri-St. Louis, USA; and Visiting Professor at Peter Drucker Graduate School of Management , Claremont Graduate University, USA. Mr. Zhao serves as independent directors of MFC Bancorp Ltd., a NYSE-listed Canadian company. Mr. Zhao received his bachelor’s degree in English language from Nanjing University and a master’s degree in education and a Ph.D. in management, both from Claremont Graduate University, USA.

Mr. Arthur Wong is one of our independent directors. Mr. Wong has served as our director since December 2012. Mr. Arthur Wong is the Chief Financial Officer of Beijing Radio Cultural Transmission Company Limited. He currently serves as an independent director and Chairman of the Audit Committee of two US-listed companies, including China Automotive Systems, Inc. and Sky Solar Holdings, Ltd., and of two Hong Kong Stock Exchange-listed companies, including Maple Leaf Educational Systems Limited and Petro-King Oilfield Services Limited. From 2008 to 2012, Mr. Wong served as Chief Financial Officer for Asia New-Energy, Nobao Renewable Energy and GreenTree Inns Hotel Management Group sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, most recently as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

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

Composition of Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration. Subject to our Fourth Amended and Restated Memorandum and Articles of Association, the directors may exercise all the powers of our company to borrow money, mortgage his or her undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. We have a majority independent board and fully independent audit committee, compensation committee and nominating and corporate governance committee, and are in full compliance with applicable SEC and NYSE rules regarding the board and committee composition.

B.	Compensation

In 2016, our aggregate payments of cash to directors or executive officers was approximately $1.0 million. See “— Share Incentive Plans.” Our PRC subsidiaries are and were required, as the case may be, by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. We have accrued or set aside, in the aggregate, approximately $5.8 thousand for pension or similar retirement benefits for our executive officers and directors, as required under PRC laws, for the fiscal year ended December 31, 2016. Other than the aforementioned statutorily required contributions, we have not set aside or accrued any other amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

As of the date of this annual report, excluding the expired and cancelled options, we have granted options to purchase a total of 19,189,566 of our ordinary shares, of which options to purchase a total of 15,234,141 ordinary shares are outstanding as of the date of the annual report, and 12,653,992 restricted share units, all of which are outstanding as of the date of the annual report, under these plans.

The following table summarizes the options granted to our senior executive officers, directors and to other individuals as a group since 2014, without giving effect to the options that were exercised or terminated, if any.

Name	Number of Shares*	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Directors and officers as a group	4,654,166	$0.59	January 28, 2014	January 27, 2024
	6,185,625	$0.59	January 12, 2015	January 11, 2025
	1,000,000	$0.59	July 6, 2015	July 5, 2025
	9,879,992	N/A	February 3, 2017	February 2, 2027
Other individuals as a group	1,530,000	$0.59	January 28, 2014	January 27, 2014
	948,750	$0.59	January 12, 2015	January 11, 2025
	2,774,000	N/A	February 3, 2017	February 2, 2027
Total	26,972,533

*	“Number of Shares” refers to the number of ordinary shares that can be acquired upon exercise of the options; in the case of restricted share units, “Number of Shares” refers to the number of restricted share units and “Exercise Price” is marked as not application (N/A). “Number of Shares” includes options and restricted share units that were exercised or terminated, if any.

C.	Board Practices

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

The functions and powers of our board of directors include, among other things:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	subject to our Fourth Amended and Restated Memorandum and Articles of Association, exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office in accordance with our Fourth Amended and Restated Memorandum and Articles of Association. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; or (2) dies or becomes of unsound mind.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Mr. Arthur Wong, Mr. Rongling Chen and Dr. Minsong Liang, and is chaired by Mr. Wong. All of our audit committee members satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Wong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response to such audit problems or difficulties;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors

In 2016, our audit committee held meetings or passed resolutions by unanimous written consent four times.

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

In 2016, our compensation committee held meetings or passed resolutions by unanimous written consent once.

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

In 2016, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent once.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote on that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Subject to our Fourth Amended and Restated Memorandum and Articles of Association, the directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

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

As of December 31, 2016, we employed 1,813 employees, including 932 in manufacturing, 190 in equipment maintenance, 98 in quality assurance, 14 in purchasing, 388 in research and development, 9 in sales and marketing and 127 in general and administrative. In addition, we engaged independent contractors and temporary personnel from time to time. All of these employees and independent contractors are located at our facilities in Chongqing and Xinjiang, China. As of December 31, 2016, we employed approximately 55 temporary personnel through third-party contractors.

We had a total of 1,408, 1,624 and 1,813 employees as of December 31, 2014, 2015 and 2016, respectively.

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

The calculations in the table below are based on 262,975,978 ordinary shares outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Guangfu Xu(1)	42,687,500	16.0%
Xiang Xu(2)	42,177,692	15.9%
Dafeng Shi(3)	7,166,251	2.7%
Fumin Zhuo(4)	*	*
Gongda Yao(5)	*	*
Rongling Chen(6)	*	*
Minsong Liang(7)	*	*
Shuming Zhao(8)	*	*
Arthur Wong(9)	*	*
Ming Yang(10)	*	*
Qiangmin Zhou(11)	*	*
Shihua Su(12)	*	*
All directors and executive officers as a group	96,473,494	35.2%

Principal Shareholders:
Gold Intellect Limited(13)	39,000,000	14.8%
Duke Elite Limited(14)	25,641,025	9.8%
Quentec Asset Management, LLC(15)	21,486,750	8.2%
FIL Limited(16)	18,688,575	7.1%
Plenty China Limited(17)	14,820,000	5.6%

*	Beneficially owns less than 1% of our ordinary shares

Notes:

(1)	Consists of 39,000,000 shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu, and 3,687,500 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Guangfu Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.

(2)	Consists of (i) 1,025,641 ADSs, representing 25,641,025 Ordinary Shares, beneficially owned by Duke Elite Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, (ii) 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, and (iii) 1,716,667 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Xiang Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.

(3)	Consists of 5,449,584 shares held by Lucky Prosper Investments Limited, a British Virgin Islands company wholly owned and controlled by Mr. Dafeng Shi, and 1,716,667 shares issuable upon exercise of options held by Mr. Shi that are exercisable within 60 days of the date of this annual report. Mr. Dafeng Shi’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Shi is a director of our company.

(4)	The business address of Mr. Zhuo is Unit 3501, Two IFC, 8 Century Avenue, Pudong District, Shanghai, China.

(5)	The business address for Mr. Yao is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(6)	The business address of Mr. Chen is No.585, Jianguoxi Road, Shanghai, PRC.

(7)	The business address of Mr. Liang is Room 806, Tower C, Vantone Center, No. 6 Chaoyangmenwai Street, Chaoyang District, Beijing, PRC.

(8)	The business address of Mr. Zhao is 2002 Anzhong Building, School of Business, Nanjing University, 16 Jinyin Jie, Nanjing, PRC.

(9)	The business address of Mr. Wong is Room 906, 16th Floor, Huamao Building, No. 89 Jianguo Road, Chaoyang District, Beijing, PRC.

(10)	The business address of Mr. Yang is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(11)	The business address of Mr. Zhou is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(12)	The business address of Mr. Su is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC

(13)	Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.

(14)	Duke Elite Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company represented by ADSs held by Duke Elite Limited.

(15)	Based on Amendment No. 2 to Schedule 13G filed with the SEC on February 14, 2017. The business address of Quentec Asset Management, LLC is 575 Lexington Avenue, 31st Floor, New York, NY 10022, United States of America.

(16)	Based on Amendment No. 3 to the Schedule 13G filed on February 14, 2017. The business address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.

(17)	Plenty China Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company held by Plenty China Limited.

To our knowledge, as of the date of this annual report, 162,975,915 ordinary shares, representing approximately 62.0% of our total outstanding shares (including 19,700 ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans), were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our directors or executive officers that are shareholders or principal shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Related party transactions with Daqo Group

In 2014, our company received an interest free loan of $10,821,462 from Daqo Group, of which $8,115,813 was repaid during the same year. In addition, our company purchased fixed assets totaling $486,948 from Daqo Group and had $1,339,128 due to Daqo Group as of December 31, 2014.

In 2015, our company received interest free loans of $15,043,550 from Daqo Group and repaid $20,217,257 during the same year.

In June 30, 2016, Chongqing Daqo entered into a three-year loan agreement with Daqo Group, which assumed the outstanding loans that were previously extended by Daqo Solar to Chongqing Daqo in the amount of $29,475,633, with an interest rate 20% above the three-year long term issued by People’s Bank of China. Pursuant to this loan agreement, Chongqing Daqo has the obligation to repay the principal and interest to Daqo Group instead of Daqo Solar starting from June 30, 2016. As of December 31, 2016, Chongqing Daqo had repaid $15,059,000 and was charged $850,380 interest expense. Our company also repaid $10,974,807 interest free loans in 2016. In addition, our company recorded $27,997 rental expenses in 2016 under the lease agreement with Daqo Group.

Related party transactions with Zhenjiang Daqo

In 2014, our company sold $6,534,133 in wafers and $3,020,187 in polysilicon to Zhenjiang Daqo.

In 2015, our company sold $2,885,057 in wafers and $8,226,182 in polysilicon to Zhenjiang Daqo.

In 2016, our company sold $9,901,955 in wafers and OEM, and $1,292,242 in polysilicon to Zhenjiang Daqo, respectively.

Related party transactions with Daqo Solar

In 2014, our company received interest free loans of $157,241,390 from Daqo Solar and repaid $166,231,092 during the same year. Further, our company sold $9,595,680 in wafer to Daqo Solar.

In 2015, our company received interest free loans of $127,060,826 from Daqo Solar and repaid $151,990,672 during the same year. Further, our company sold $783,705 in wafer to Daqo Solar.

In 2016, our company received interest free loans of $60,300,896 from Daqo Solar and repaid $68,766,506 during the same year.

Related party transactions with Xinjiang Daqo Investment

In 2014, our company received interest free loans of $98,367,234 from Xinjiang Daqo Investment and repaid $93,219,846 during the same year.

In 2015, our company received interest free loans of $72,946,700 from Xinjiang Daqo Investment and repaid $73,252,506 during the same year. In August 2015, the board of directors and the audit committee of our company approved the restructuring plan of Xinjiang Daqo in order for it to meet certain PRC legal requirement for listing on the National Equities Exchange and Quotations in China. Pursuant to the restructuring plan, Xinjiang Daqo Investment subscribed for newly issued equity interest of Xinjiang Daqo representing 1% of the total outstanding equity of Xinjiang Daqo, which restructuring was completed in December 2015.

In 2016, our company received interest free loans of $56,270,085 from Xinjiang Daqo Investment and repaid $38,715,449 during the same year.

Related party transactions with Nanjing Daqo

In 2014, our company received interest free loans of $973,898 from Nanjing Daqo and repaid $2,921,693 during the same year. In addition, our company also sold $112 polysilicon to Nanjing Daqo.

In 2015, our company received interest free loans of $13,456,861 from Nanjing Daqo and repaid $13,456,861 during the same year.

Related party transactions with Daqo New Material

In 2014, our company received interest free loans of $7,729,501 from Daqo New Material and repaid $4,600,117 during the same year. In addition, our company recorded $1,071,287 rental expense in 2014 under the lease agreement with Daqo New Material.

In 2015, our company received interest free loans of $11,082,241 from Daqo New Material and repaid $11,285,114 during the same year. In addition, our company recorded $1,050,661 rental expenses in 2015 under the lease agreement with Daqo New Material.

In 2016, our company received interest free loans of $9,607,344 from Daqo New Material and repaid $12,262,592 during the same year. In addition, our company recorded $993,894 rental expenses in 2016 under the lease agreement with Daqo New Material.

Related party transactions with Chongqing Daqo Tailai

Chongqing Daqo Tailai Electric Co., Ltd., or Chongqing Daqo Tailai, is wholly owned by Daqo Group.

In 2014, our company purchased equipment at the cost of $2,724,790 from Chongqing Daqo Tailai.

In 2015, our company purchased fixed asset and raw material in the amount of $375,528 and $9,938, respectively, from Chongqing Daqo Tailai. During the same year, our company received interest free loans in the amount of $6,367,640 from Chongqing Daqo Tailai and repaid $6,367,640. Our company sold fixed assets of $6,458 to Chongqing Daqo Tailai during the same year.

In 2016, our company purchased fixed asset in the amount of $3,534,248 from Chongqing Daqo Tailai. During the same year, our company received interest free loans in the amount of $222,517 from Chongqing Daqo Tailai and repaid $2,684,783 during the same year.

Related party transactions with other subsidiaries of Daqo Group

In 2014, our company purchased equipment from other subsidiaries of Daqo Group at the cost of $3,989,686 and received interest free loans of $636 during the same year.

In 2015, our company purchased fixed asset and raw material in the amount of $3,488,330 and $22,817, respectively, from other subsidiaries of Daqo Group and repaid interest free loans of $5,295 during the same year.

In 2016, our company purchased fixed asset and raw material in the amount of $2,120,768 and $129,219, respectively, from other subsidiaries of Daqo Group.

Related party transaction with Duke Elite Limited

In February 2015, Duke Elite Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, a director of ours and president of Daqo Group, purchased 1,025,641 ADSs, representing 25,641,025 ordinary shares, in an underwritten follow-on offering of the ADSs of our company, at the same price, $19.50 per ADS, and on the same terms as the other ADSs offered in the offering.

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

Subject to our Fourth Amended and Restated Memorandum and Articles of Association and the applicable laws, our board of directors has complete discretion as to whether to recommend a distribution of dividends to shareholders, and any distribution is further subject to the approval of our shareholders. Even if our board of directors decides to recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ADSs and ordinary shares, if any, will be paid in U.S. dollars.

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

	Trading Price
	High	Low
Annual High and Low
2012	20.75	3.40
2013	49.59	4.02
2014	56.98	21.78
2015	31.79	11.02
2016	27.60	11.56

Quarterly Highs and Lows
First Quarter of 2015	29.27	17.70
Second Quarter of 2015	31.79	21.26
Third Quarter of 2015	24.41	11.30
Fourth Quarter of 2015	19.44	11.89
First Quarter of 2016	20.90	11.56
Second Quarter of 2016	27.44	17.85
Third Quarter of 2016	25.66	19.11
Fourth Quarter of 2016	24.35	19.28

Monthly Highs and Lows
October 2016	24.35	20.43
November 2016	24.03	19.52
December 2016	21.83	19.27
January 2017	26.15	19.51
February 2017	27.13	22.00
March 2017 (through March 30)	25.70	18.60

B.	Plan of Distribution

Not applicable.

C.	Markets

See “— A. Offering and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law of the Cayman Islands, as amended from time to time, which is referred to as the Companies Law below. The following are summaries of material provisions of our Fourth Amended and Restated Memorandum and Articles of Association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

Board of Directors

We are managed by a board of directors which shall consist of no less than five members. Our board of directors currently consists of nine members. An appointment of a director may be in terms that the director shall automatically retire at the next or a subsequent annual general meeting.

Meetings of the board of directors may be convened at any time deemed necessary by any members of the board of directors in accordance with our Fourth Amended and Restated Memorandum and Articles of Association.

A meeting of the board of directors shall be competent to make lawful and binding decisions if a quorum is present. Under our Fourth Amended and Restated Memorandum and Articles of Association, the quorum necessary for the transaction of the business of our board of directors may be fixed by the board of directors and unless so fixed shall be a majority of the directors then in office. At any meeting of the directors, each director, be it by his presence or by his alternate, is entitled to one vote.

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

Transfer of Shares

Subject to the restrictions of our Fourth Amended and Restated Memorandum and Articles of Association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular holders in light of their individual investment circumstances, including holders subject to special tax rules that differ significantly from those discussed below (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, cooperatives, pension plans, partnerships and their partners, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, holders that are traders in securities that have elected the mark-to-market method of accounting, or holders that have a functional currency other than the United States dollar). In addition, this discussion does not address U.S. federal estate, gift, Medicare, or alternative minimum taxes, or any non-United States, state, or local tax considerations, relating to the ownership and disposition of our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our ADSs or ordinary shares.

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

Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and we do not anticipate becoming a PFIC in future taxable years, although there can be no assurance in this regard. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

We will furnish JP Morgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred on our short-term and long-term borrowings and interest income generated by excess cash which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2016, we had outstanding long-term bank borrowings of $162.3 million mostly bearing floating rates which are subject to adjustment every 12 months based upon the PRC government’s standard interest rate. The weighted average interest rate as of December 31, 2016 for the long-term bank borrowings was 5.8%. We are currently not engaged in any interest rate hedging activities. A hypothetical five percentage point increase in interest rates would have resulted in an increase of approximately $0.8 million in our interest expense for the year ended December 31, 2016.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2016, we had RMB-denominated cash, cash equivalents, and short-term investments of RMB 12.9 million and U.S. dollar-denominated cash, cash equivalents and short-term investments of $3.0 million. Assuming we had converted the U.S. dollar-denominated cash, cash equivalents and short-term investments of $3.0 million into RMB at the exchange rate of $1.00 for RMB6.9430 as of December 30, 2016, this cash, cash equivalents and short-term investments would have been RMB 21.1 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, this cash, cash equivalents and short-term investments would have decreased to RMB 19.0 million.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADS program established pursuant to the deposit agreement, by making available a set amount or a portion of the depositary fees charged in respect of the ADS program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. For the year ended December 31, 2016, we received $56,428 from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program. In December 2012, we instructed the depositary bank to change the ratio of shares of our company by each ADS from five shares to twenty five shares per ADS. In accordance with the agreement between our company and the depositary bank, the latter ceased any reimbursement and waiver, and charged “Termination/Revision Fees” of $1 million to our company.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2016. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2016.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2016, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2016, has also audited the effectiveness of internal control over financial reporting as of December 31, 2016.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

DAQO NEW ENERGY CORP.:

We have audited the internal control over financial reporting of Daqo New Energy Corp and its subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule included in Schedule I as of and for the year ended December 31, 2016 of the Company and our report dated March 31, 2017 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Shanghai, China

March 31, 2017

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2016, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2014	2015	2016
	(in US$ thousands)
Audit fees(1)	890	1,011	885
Tax fees(2)	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Tax fees” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 26, 2015, our board of directors authorized a share repurchase program, whereby our company may repurchase up to US$10 million of our ordinary shares or ADSs from August 26, 2015 to August 25, 2016. The share repurchase program was publicly announced on August 26, 2015. The following table sets forth certain additional information about our repurchases made under this program since April 1, 2016 as of the date of this annual report.

	Total Number of ADSs Purchased	Average Price Paid per ADS ($)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs ($)
April 1 — April 30, 2016	—	—	94,276	8,649,836
May 1 — May 31, 2016	—	—	94,276	8,649,836
June 1 — June 30, 2016	—	—	94,276	8,649,836
July 1 — July 31, 2016	—	—	94,276	8,649,836
August 1 — August 25, 2016	—	—	94,276	8,649,836
Total	—	—	94,276	8,649,836

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Daqo New Energy Corp. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1*	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant
2.1	Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder dated October 11, 2016 (incorporated herein by reference to Exhibit (a) to the Post-Effective Amendment No. 2 to Form F-6 Registration Statement filed with the Securities and Exchange Commission on October 11, 2016 (File No. 333-164310))
4.1	2009 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.4	English translation of the Trademark License Agreement among Daqo Group, Chongqing Daqo and Nanjing Daqo dated as of May 8, 2009 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.5	Non-Competition Agreement among Daqo Group, Daqo Cayman (formerly known as Mega Stand International Limited) and Chongqing Daqo dated as of July 1, 2008 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.6	English translation of the Loan Agreement between Xinjiang Daqo and Bank of China, Shihezi Branch dated as of September 30, 2011 (incorporated herein by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012 (File No. 001-34602))
4.7	English translation of Supplemental Agreement to the Lease Contract between Daqo New Material and Chongqing Daqo effective as of January 1, 2014 (incorporated herein by reference to Exhibit 4.29 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))
4.8	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015 (File No. 001-34602))
4.9	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Industrial Bank Co., Ltd., Urumqi Branch, effective dated April 30, 2015 (incorporated herein by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))
4.10	English Summary of Fixed Assets Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated June 24, 2015 (incorporated herein by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))
4.11	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated July 16, 2015 (incorporated herein by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))
4.12	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated July 23, 2015 (incorporated herein by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))

Exhibit Number	Description of Document
4.13	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated September 16, 2015 (incorporated herein by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))
4.14	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated October 14, 2015 (incorporated herein by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))
4.15	Letter of Financial Support from Daqo Group and certain shareholders of the Registrant effective as of February 22, 2016 (incorporated herein by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))
4.16*	English Summary of Working Capital Loan Agreement between Chongqing Daqo New Energy Co., Ltd. and China Construction Bank, Wanzhou Branch dated April 29, 2016
4.17*	English Summary of Working Capital Loan Agreement between Chongqing Daqo New Energy Co., Ltd. and China Construction Bank, Wanzhou Branch dated November 22, 2016
4.18*	English Summary of Fixed Assets Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated June 22, 2016
4.19*	English Summary of Fixed Assets Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated November 10, 2016
4.20*	English Summary of Creditor’s Right Transfer and Loan Agreement among Chongqing Daqo New Energy Co., Ltd., Daqo Group Co., Ltd. and Chongqing Daqo Solar Co., Ltd. dated June 30, 2016
4.21*	Letter of Financial Support from Daqo Group shareholders dated March 21, 2017
8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-164307))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DAQO NEW ENERGY CORP.

By:	/s/ Gongda Yao
Name:	Gongda Yao
Title:	Chief Executive Officer

Date:	March 31, 2017

DAQO NEW ENERGY CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

DAQO NEW ENERGY CORP.:

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. and its subsidiaries (the “Company”) as of December 31, 2015, and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Daqo New Energy Corp. and its subsidiaries as of December 31, 2015, and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Shanghai, China

March 31, 2017

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2015 AND 2016

(In U.S. dollars, except share and per share data)

	December 31,
	2015	2016
ASSETS:
Current assets:
Cash and cash equivalents	$14,490,011	$15,987,478
Restricted cash	19,062,713	15,893,467
Accounts receivable, net of allowance for doubtful accounts of $1,087,465 and $10,163 as of December 31, 2015 and 2016, respectively	19,849,608	4,836,499
Note receivables	11,109,695	13,025,552
Prepaid expenses and other current assets	12,235,141	8,027,667
Advances to suppliers	1,028,287	1,722,783
Inventories	10,715,939	12,280,700
Amounts due from related parties	284,633	1,528,712
Total current assets	88,776,027	73,302,858
Property, plant and equipment, net	544,326,125	557,427,884
Prepaid land use rights, net	27,122,287	24,809,809
Deferred tax assets	626,965	585,944
Investment accounted for under the cost-method	-	581,581
TOTAL ASSETS	$660,851,404	$656,708,076

LIABILITIES:
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	$123,936,995	$105,980,320
Accounts payable	17,491,292	18,745,297
Note payables	20,152,962	25,732,489
Advances from customers	8,183,376	7,519,605
Payables for purchases of property, plant and equipment	49,674,887	51,322,901
Accrued expenses and other current liabilities	8,616,831	8,320,041
Amounts due to related parties	46,396,527	26,829,605
Income tax payable	940,732	5,300,163

Total current liabilities	275,393,602	249,750,421
Long-term bank borrowings	118,548,430	111,948,913
Deferred government subsidies	25,252,882	23,279,820

Total liabilities	419,194,914	384,979,154

Commitments and contingencies (Note 18)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS—(Continued)

DECEMBER 31, 2015 AND 2016

(In U.S. dollars, except share and per share data)

	December 31,
	2015	2016
EQUITY:
Ordinary shares;
$0.0001 per value 500,000,000 shares authorized as of December 31, 2015 and 2016; 279,214,103 and 279,214,103 shares issued as of December 31, 2015 and 2016, respectively and 260,836,578 and 262,956,278 shares outstanding as of December 31, 2015 and 2016, respectively	26,320	26,532
Additional paid in capital	236,358,070	240,111,533
Retained Earnings(accumulated deficit)	(3,061,404)	40,432,352
Accumulated other comprehensive income(loss)	8,780,313	(8,721,820)

Treasury Stock, at cost (4,643,150 and 4,643,150 shares as of December 31, 2015 and 2016, respectively)	(1,748,836)	(1,748,836)
Total shareholders’ equity	240,354,463	270,099,761
Noncontrolling interest	1,302,027	1,629,161
Total equity	241,656,490	271,728,922
TOTAL LIABILITIES AND EQUITY	$660,851,404	$656,708,076

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2014	2015	2016
Revenues
Products
- Sales to third parties	$158,256,598	$166,942,726	$217,907,014
- Sales to related parties	15,840,748	9,069,816	10,900,252
Service fees
- Sales to third parties	$5,165,254	$3,203,298	$-
- Sales to related parties	3,309,252	2,825,128	293,945
Total revenues	182,571,852	182,040,968	229,101,211

Total cost of revenues	(139,308,511)	(144,491,083)	(148,672,693)

Gross profit	43,263,341	37,549,885	80,428,518
Operating (expenses)income:
Selling, general and administrative expenses	(10,293,851)	(12,603,824)	(16,104,057)
Research and development expenses	(1,486,978)	(923,664)	(4,001,438)
Other operating income, net	552,444	3,824,881	5,325,336
Long-lived assets impairment	-	(1,622,588)	(198,689)
Total operating expenses	(11,228,385)	(11,325,195)	(14,978,848)
Income from operations	32,034,956	26,224,690	65,449,670
Interest expense	(15,654,106)	(13,173,958)	(14,568,158)
Interest income	324,118	493,995	407,996
Exchange (loss)gain	(55,792)	640,678	(7,422)
Income before income taxes	16,649,176	14,185,405	51,282,086
Income tax expense	-	(1,137,821)	(7,358,089)
Net income	16,649,176	13,047,584	43,923,997
Net income attributable to noncontrolling interest	-	90,695	430,241

Net income attributable to Daqo New Energy Corp. ordinary shareholders	$16,649,176	$12,956,889	$43,493,756

NET EARNINGS PER ORDINARY SHARE
Basic—ordinary shares	$0.08	$0.05	$0.17
Diluted—ordinary shares	$0.08	$0.05	$0.16
ORDINARY SHARES USED IN CALCULATING EARNINGS PER ORDINARY SHARE
Basic—ordinary shares	206,349,976	258,015,851	261,742,244

Diluted—diluted shares	211,353,643	261,411,933	264,817,755

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2014	2015	2016
Net income	$16,649,176	$13,047,584	$43,923,997
Other comprehensive income(loss):
Foreign currency translation adjustments	(3,662,013)	(11,286,150)	(17,605,240)
Total other comprehensive loss	(3,662,013)	(11,286,150)	(17,605,240)
Comprehensive income	12,987,163	1,761,434	26,318,757
Comprehensive income attributable to noncontrolling interest	—	61,415	327,134
Comprehensive income attributable to Daqo New Energy Corp. shareholders	$12,987,163	$1,700,019	$25,991,623

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

	Ordinary shares		Treasury Stock	Additional paid in capital	Retained earnings (accumulated losses)	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total
	Number	$

Balance at January 1, 2014	173,427,853	17,343	(398,672)	146,676,163	(32,667,469)	23,699,196	—	137,326,561

Net income	—	—	—	—	16,649,176	—	—	16,649,176
Other comprehensive loss	—	—	—	—	—	(3,662,013)	—	(3,662,013)
Share-based compensation	—	—	—	1,792,819	—	—	—	1,792,819
Follow-on equity offering, net of issuance costs of $ 3,375,553	50,000,000	5,000	—	54,619,447	—	—	—	54,624,447
Options Exercise	150,000	15	—	37,065	—	—	—	37,080

Balance at December 31, 2014	223,577,853	$22,358	$(398,672)	$203,125,494	$(16,018,293)	$20,037,183	$—	$206,768,070

Net income	—	—	—	—	12,956,889	—	90,695	13,047,584
Other comprehensive loss	—	—	—	—	—	(11,256,870)	(29,280)	(11,286,150)
Share-based compensation	—	—	—	3,687,951	—	—	—	3,687,951
Follow-on equity offering, net of issuance costs of $2,033,041	38,500,000	3,850	—	27,993,109	—	—	—	27,996,959
Options Exercise	1,115,625	112	—	275,671	—	—	—	275,783
Repurchase of stock	(2,356,900)	—	(1,350,164)	—	—	—	—	(1,350,164)
Capital injection from noncontrolling shareholders	—	—	—	1,275,845	—	—	1,240,612	2,516,457

Balance at December 31, 2015	260,836,578	26,320	(1,748,836)	236,358,070	(3,061,404)	8,780,313	1,302,027	241,656,490

Net income					43,493,756		430,241	43,923,997
Other comprehensive loss						(17,502,133)	(103,107)	(17,605,240)
Share-based compensation				2,702,089				2,702,089
Options Exercise	2,119,700	212		1,051,374				1,051,586

Balance at December 31, 2016	262,956,278	26,532	(1,748,836)	240,111,533	40,432,352	(8,721,820)	1,629,161	271,728,922

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2014	2015	2016
Operating activities:
Net income	$16,649,176	$13,047,584	$43,923,997
Adjustments to reconcile net income to net cash provided by operating activities:
Long-lived assets impairment	—	1,622,588	198,689
Share-based compensation	1,792,819	3,687,951	2,702,089
Inventory write-down	175,568	62,422	—
Provision of allowance for doubtful accounts	(3,823,744)	(2,026,567)	(1,053,041)
Depreciation of property, plant and equipment	28,007,943	31,361,026	33,822,082
Loss on disposal of Property Plant and Equipment	314,728	166,283	181,028
Deferred tax assets	—	(626,965)	445
Changes in operating assets and liabilities:
Accounts receivable	4,775,333	(10,399,283)	14,890,598
Note receivables	(34,702,180)	36,898,166	(2,634,860)
Prepaid expenses and other current assets	10,217,835	30,465	3,415,637
Advances to suppliers	(513,373)	264,361	(761,045)
Inventories	484,562	(1,622,269)	(2,258,281)
Amount due from related parties	2,193,604	5,481,362	(1,318,195)
Prepaid land use rights	623,413)	595,716	557,162
Other non-current assets	229,688	161,657	—
Accounts payable	(475,966)	1,452,811	2,386,015
Note payables	31,992,814	(14,733,475)	(1,403,994)
Accrued expenses and other current liabilities	1,677,622	59,045	260,879
Income tax payable	—	940,732	4,420,313
Advances from customers	(13,813,120)	(2,051,000)	(134,155)
Amount due to related parties	(453,075)	2,178,445	1,815,307
Deferred government subsidies	266,082	(124,842)	(338,733)
Net cash provided by operating activities	45,619,729	66,426,213	98,671,937

Investing activities:
Purchases of property, plant and equipment	(77,028,755)	(81,364,037)	(67,477,008)
(Decrease)/Increase in restricted cash	(13,560,277)	2,121,603	1,935,536
Proceeds from disposition of Nanjing Daqo	—	5,110,085	—
Investment accounted for under the cost-method	—	—	(581,581)

Net cash used in investing activities	(90,589,032)	(74,132,349)	(66,123,053)

Financing activities:
Proceeds from related parties loans	275,134,122	245,957,818	126,400,842
Repayment of related parties loans	(275,088,560)	(276,575,346)	(148,463,137)
Proceeds from bank borrowings	176,114,553	237,031,976	106,986,666
Repayment of bank borrowings	(186,549,888)	(220,611,404)	(116,255,480)
Purchase and retirement of treasury shares	—	(1,350,164)	—
Proceeds from options exercised	37,080	275,783	1,051,586
Proceeds from follow-on equity offering	58,000,000	30,030,000	—
Insurance cost for follow-on equity offering	(3,375,553)	(2,033,041)	—
Capital injection from noncontrolling shareholders	—	2,516,457	—

Net cash provided by (used in) financing activities	44,271,754	15,242,079	(30,279,523)
Effect of exchange rate changes on cash and cash equivalents	(65,052)	(114,415)	(771,894)
Net increase (decrease) in cash and cash equivalents	(762,601)	7,421,528	1,497,467
Cash and cash equivalents at the beginning of the year	7,831,084	7,068,483	14,490,011

Cash and cash equivalents at the end of the year	$7,068,483	$14,490,011	$15,987,478

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2014	2015	2016
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	$17,771,457	$13,284,899	$14,215,745
Income taxes paid	$—	$2,726,825	$2,998,658
Supplemental schedule of non-cash investing activities:
Accrued purchases of property, plant and equipment	$85,640,643	$52,786,103	$65,625,603

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Daqo New Energy Corp. (the “Company”) and its wholly owned subsidiaries, Chongqing Daqo New Energy Co., Ltd. (“Chongqing Daqo”) and Xinjiang Daqo New Energy Co., Ltd. (“Xinjiang Daqo”) are collectively referred to as the Group. The Group’s consolidated financial statements for the periods presented have been prepared by including the financial statements of the Company and its subsidiaries.

The Company was incorporated on November 22, 2007 in the Cayman Islands. Chongqing Daqo and Xinjiang Daqo were incorporated by the Company on January 14, 2008 and February 22, 2011, respectively, in the Peoples’ Republic of China (“PRC”).

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

The Group manufactured and sold polysilicon and wafers through Chongqing Daqo and Xinjiang Daqo.

In August 2015, Xinjiang Daqo issued stock representing 1% equity interest to Daqo Xinjiang Investment Co., Ltd. ("Xinjiang Daqo Investment"), an affiliated company which is 100% held by the Company’s ultimate parent company, Daqo Group Co., Ltd. (“Daqo Group”), for total cash proceeds of $2.5 million, which is based on the fair value of Xinjiang Daqo. Xinjiang Daqo Investment's equity interests in Xinjiang Daqo is presented as a noncontrolling interest in the Group’s consolidated financial statements.

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

As of December 31, 2016, the Group’s current liabilities exceed its current assets by $176.4 million with a current ratio of 0.3. While the Group had cash and cash equivalents of $16.0 million, short-term borrowings, including current portion of long-term bank borrowings of $106.0 million will be due within one year. Additionally, the Company has capital commitments of $4.7 million relating to the purchase of property, plant and equipment to be fulfilled in the next twelve months.

Such negative working capital and adverse current ratio may raise substantial doubt about the Group’s ability to continue as a going concern, which indicates that it is probable that the Group will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued.

However, the management has evaluated the significance of the conditions and regards the going concern assumption as appropriate based on the following considerations:

1.	The Group generated net income and positive cash flow from operations for three consecutive years with a net operating cash inflow of $99 million in current year.

2.	With the completion of the polysilicon Phase 3A expansion project in Xinjiang, the nameplate capacity of polysilicon increased by 48% starting from January 2017, which means more operating cash flow will be generated and unit cost will be furthered reduced.

3.	The Group has completed a series of cost reduction activities such as technology improvement.

4.	The Group has performed a review of its cash flow forecasts for the twelve month period after the date that the financial statements are issued and believes that its operating cash flow will be positive.

Furthermore, the management also has plans to alleviate substantial doubt about its ability to continue as a going concern:

1.

On March 21, 2017, the Group obtained a letter of financial support from Daqo Group which has committed to provide sufficient financial support to the Group to ensure the Group has the funds required to satisfy its obligations as they come due in the normal course during the twelve months after the date that the financial statements are issued. Further, the support letter provides that Daqo Group will not require the Group to pay the amount owed to the Daqo Group and subsidiaries of Daqo Group before twelve months after the date that the financial statements are issued.

2.	While there can be no assurance that the Group will be able to refinance its short-term bank borrowings as they become due, historically, the Group has renewed or rolled over most of its short term bank loans upon the maturity of the loans and believes the Group will continue to be able to do so.

Based on the above factors and plans, management believes that adequate sources of liquidity will exist to fund the Group’s working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they become due during the twelve month period after the date that the financial statements are issued.

(b) Basis of consolidations

The consolidated financial statements include the financial statements of the Group. All intercompany transactions and balances have been eliminated on consolidation.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

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

Accounts receivable represent those receivables derived in the ordinary course of business. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for doubtful accounts mainly based on aging of the receivables and other factors surrounding the credit risk of specific customers. Allowance for doubtful accounts is $ 1,087,465 and $ 10,163 as of December 31, 2015 and 2016, respectively, based on the aging of the receivables and the Group’s assessment of the customers’ credit risk.

The following customers accounted for 10% or more of accounts receivable:

Accounts	December 31,
receivable	2015		2016
Customer A	$	*		$1,576,400
Customer B	$	*		$1,368,956
Customer C		$2,996,042		$1,294,342
Customer D		$6,354,510	$	*
Customer F		$2,315,035	$	*
Customer G		$2,299,732	$	*

*	Represents less than 10%

From time to time, certain accounts receivable balances are settled in the form of notes receivable. As of December 31, 2015 and 2016, notes receivable represents bank acceptance drafts that are non-interest bearing and due within 6 months.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

(f) Restricted cash

Restricted cash of $19,062,714 and $15,893,467 as of December 31, 2015 and 2016, respectively, are restricted bank deposits for short-term letters of credit and notes issued by several banks for purchases of raw materials, plant and equipment. These deposits carry fixed interest rates and will be released when the related letters of credit or notes are settled by the Group. The Group considers the restricted cash balances as equivalent to an investment whose return of principal requires the satisfaction of conditions (i.e., settlement of letters of credit or notes) rather than a withdrawal demand. Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment and, accordingly, the Group has presented such deposits and withdrawals as investing activities in the consolidated statements of cash flows.

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

(h) Inventories

Inventories are stated at lower of cost or net realizable value. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess inventories to the estimated market value based on historical and forecasted demand. Estimated net realizable value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. The charges to inventory for the years ended December 31, 2014, 2015 and 2016 were $ 175,568, $62,422 and nil respectively.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

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

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the cost of such assets. The Group capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. Interest expense capitalized for the years ended December 31, 2014, 2015 and 2016 was $1,960,259, $2,825,879 and $1,757,547 respectively.

(j) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The Group’s land use rights in the PRC are stated at cost less recognized lease expenses. Lease expense is recognized over the term of the agreement on a straight-line basis. The Group recorded lease expenses of $628,052, $595,716 and $557,162, for the years ended December 31, 2014, 2015 and 2016, respectively.

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

During each of the three year ended December 31, 2014, 2015 and 2016, the impairment charges were $nil, $1,622,588 and $198,689, respectively. The impairment loss of $1.6 million and $0.2 million incurred during the year ended December 31, 2015 and 2016 was related to the identified relocation assets in Chongqing that were not transferrable and could not be reutilized by its Xinjiang expansion project. Please refer to Note 3 for further information.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

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

(m) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, electricity and other utilities, consumables, direct labor, overhead costs, depreciation of property, plant and equipment, and manufacturing waste treatment processing fees. Cost of revenues does not include shipping and handling expenses, therefore the Group's cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

(n) Shipping and handling

Costs to ship products to customers are recorded as selling expenses in the consolidated statements of operations. Costs to ship products to customers were $2,054,786, $2,708,962 and $3,147,594, respectively for the years ended December 31, 2014, 2015 and 2016.

(o) Research and development expenses

Research and development expenses include materials and utilities consumed in research and development activities, payroll and related costs and depreciation of property and equipment associated with the research and development activities, which are expensed when incurred. In the years ended December 31, 2015 and 2016, the Group incurred additional research and development expenses for its Xinjiang Phase II polysilicon facilities to achieve the targets for quality, capacity and cost during the pilot production period.

(p) Government subsidies

The Group receives unrestricted cash subsidies from local government agencies. The government agencies, at their discretion, determine the amount of the subsidies with reference to fixed assets and land use right payments, value-added tax and income taxes paid, bank loan interest expenses paid or electricity consumed by the Group; however, these subsidies do not represent tax refunds or reimbursements of expenditures. The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received for the years ended December 31, 2014, 2015 and 2016 were $926,173, $3,578,865 and $4,742,635, respectively. For government grants related to fixed assets are recorded as long term liabilities and amortized on a straight-line basis over the useful life of the associated asset as an offset to depreciation expense. The Group received government grants related to fixed assets of $113,735, $690,889 and $323,769 during the years ended December 31, 2014, 2015 and 2016, respectively.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

(r) Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of operations based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The fair value of share options is determined using the Black-Scholes valuation model and the fair value of restricted share units ("RSUs") is determined with reference to the fair value of the underlying shares. The Group has made an estimate of expected forfeiture and is recognizing compensation costs only for those equity awards expected to vest. The share-based compensation expenses have been categorized as either selling, general and administrative expenses, research and development expenses or cost of sales, depending on the job functions of the grantees. For the years ended December 31, 2014, 2015 and 2016, the Group recognized share-based compensation expense of $1,792,819, $3,687,951 and $2,702,089, respectively, which was classified as follows:

	Year ended December 31,
	2014	2015	2016
Selling, general and administrative expenses	$1,544,078	$3,323,948	$2,501,957
Research and development expenses	12,310	—	—
Cost of sales	236,431	364,003	200,132
Total	$1,792,819	$3,687,951	$2,702,089

(s) Earnings per share

Basic earnings per ordinary share are computed by dividing the net income attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

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

The financial records of the Company’s PRC subsidiaries are maintained in Chinese Renminbi (“RMB”), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated at average rate of exchange prevailing during the periods presented. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of changes in equity and comprehensive income.

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to $30,891,550 and $28,839,371 as of December 31, 2015 and 2016, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

(u) Fair value of financial instruments

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, note receivables other current assets, amount due from related parties, accounts payable, other current liabilities, payables for purchase of property, plant and equipment, amounts due to related parties and short-term and current portion of long-term bank borrowings. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

The fair value of the Group’s long-term bank borrowings as of December 31, 2015 and 2016 is estimated by discounted cash flow technique using an interest rate corresponding to debt with similar maturities and risks on the measurement date. The long-term bank borrowings approximate their fair values because market interest rates have no fluctuated significantly since the contract signed.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

(v) Noncontrolling interest

The Group classified the ownership interest in the consolidated entity held by a party other than the Group to noncontrolling interest in the consolidated financial statements. It also reported the consolidated net income at amounts that include the amounts attributable to both the parent and the noncontrolling interest on the face of the Consolidated Statements of Operations. Xinjiang Daqo Investment's equity interests in Xinjiang Daqo are presented as a noncontrolling interest as of December 31, 2015. The non-controlling interest was $1,302,027 and $1,629,161 as of December 31, 2015 and 2016, respectively.

(w) Treasury Stock

On July 9, 2012, the Company's Board of Directors authorized the Company to repurchase up to $5 million in aggregate value of its outstanding ordinary shares through open market or other legally permissible means prior to December 31, 2012 in accordance with applicable securities laws. During the year ended December 31, 2014, 2015 and 2016, the Company repurchased nil, 2,356,900 and nil shares for a total purchase price of nil, $1,350,164 and nil. The Company has legal title to the shares, and no other party has the voting rights associated with these shares.

(x) Investment accounted for under the cost-method

On February 17, 2016, Xinjiang Daqo entered into an agreement to invest in Syned Fire Safety Service Co., Ltd.("Syned Fire Safety Services"), a company engaging in fire safety activities. Pursuant to the agreement, Xinjiang Daqo contributed a capital investment of $ 581,581 (RMB 4,038,900) in cash, which represents 15.29% of the share capital of Syed Fire Safety Services and holds one of the seven seats on the board of the director of the investee. The Group accounts for the investment using the cost method as the Group is unable to exercise significant influence on the investee.

The Group reviews its investment in Syed Fire Safety Service to determine whether a decline in fair value below the carrying value, if any, is other- than-temporary. No impairment loss occurred during the year ended December 31, 2016. Although assumptions used in estimates of fair value of the investment in Syed Fire Safety Service are management best estimates, such assumptions are, by nature, highly judgmental and may vary significantly from actual results.

(y) Adoption of New Accounting Pronouncement

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern, which requires management of public and private companies to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The new standard is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. The Group has adopted ASU 2014-15, assessed its ability to continue as a going concern and concluded that substantial doubt about its ability to continue as a going concern does not exist.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes which simplifies the presentation of deferred taxes on the balance sheet by requiring classification of all deferred tax items as noncurrent including valuation allowances by jurisdiction. The ASU is effective for public entities for annual and interim periods beginning after December 15, 2016, and interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of any interim or annual reporting period. The Group adopted the ASU and has already considered the impact on its consolidated financial statements and related disclosures as of December 31, 2016 and the effect is not material.

(z) Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which amended the existing accounting standards for revenue recognition. The core principle of the new guidance is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new guidance also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple element arrangements. Subsequently, the FASB has issued the following standards related to ASU 2014-09: ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; and ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The Company must adopt ASU 2016-10, ASU 2016-12 and ASU 2016-20 with ASU 2014-09 (collectively, the "new revenue standards").

The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). The new revenue standards become effective for the Company on January 1, 2018. The Company currently anticipates adopting the new revenue standards using the full retrospective method. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (Topic 330), which applies to inventory that is measured using first-in, first-out ("FIFO") or average cost. Under the updated guidance, an entity should measure inventory that is within scope at the lower of cost and net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, last-out ("LIFO"). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Group will adopt this ASU on its effective date of January 1, 2017 and is in the process of evaluating the impact on its consolidated financial statements upon adoption.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. The ASU also impacts financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Entities will have to assess the realizability of such deferred tax assets in combination with the entities other deferred tax assets. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017 and for interim periods within that reporting period. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In February 2016, the FASB issued ASU 2016-02, Leases. This ASU requires lessees to recognize right-of-use assets and liabilities for operating leases, initially measured at the present value of the lease payments, on the balance sheet. In addition, it requires lessees to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This ASU will become effective for the Company in the first quarter of fiscal year 2019, and requires adoption using a modified retrospective approach. The Group is in the process of evaluating the impact on its consolidated financial statements, as well as the impact of adoption on policies, practices and systems. As of December 31, 2016, the Group has $2.9 million of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (Note 18). Therefore, the Group does not expect material changes to its consolidated balance sheets.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which amends ASC Topic 718, Compensation – Stock Compensation. The objective of this amendment is part of the FASB’s Simplification Initiative as it applies to several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The effective date of the amendment is for fiscal years beginning after December 31, 2016 and interim periods within that reporting period. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Company is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In August 2016, the FASB issued ASU 2016-15 which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash, which clarifies guidance on the classification and presentation of restricted cash in the statement of cash flows. ASU 2016-18 becomes effective for the Company on January 1, 2018. The adoption of this accounting pronouncement will impact the presentation of restricted cash in the Company’s Consolidated Statements of Cash Flows. The new guidance permits early adoption. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

3. EXIT and DISPOSAL ACTIVITIES

Relocation of Polysilicon Operations to Xinjiang

Starting 2013, the Group commenced a plan to expand the capacity at the Xinjiang plant and relocate significant production assets, with a carrying value of $ 144.7 million, from Chongqing Daqo to its Xinjiang plant. In connection with this relocation plan, the Group determined i) to cease a retooling project at its polysilicon production line located at Chongqing Daqo in the second quarter of 2013, and ii) it was more practical to relocate its machinery and equipment located at Chongqing Daqo, to Xinjiang as part of the Polysilicon Phase II Expansion Project plan.

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

As of December 31, 2014, about $46.1 million (equivalent to RMB 286.4 million) of $116.1 million (equivalent to RMB720.5 million) of the machinery and equipment have been relocated from Chongqing Daqo to its Xinjiang plant for Polysilicon Phase II Expansion Project, which has been fully ramped up in the third quarter of 2015. The Company expects to complete the Polysilicon Phase III Expansion Project by early 2017, and the remaining machinery and equipment of $70.0 million (equivalent to RMB434.1 million) will be relocated from Chongqing to Xinjiang then. The change to the original relocation plan indicated that the carrying amount of the remaining machinery and equipment of $70.0 million may not be recoverable as of December 31, 2014. The Group with the assistant of an independent valuation firm performed the recoverability testing. As a result, the Group concluded that the estimated sum of the undiscounted cash flows expected to be generated from the use and eventual disposition of the polysilicon group were in substantial excess of the carrying amount, and no impairment was noted as of December 31, 2014.

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

During the year ended December 31, 2016, the Company relocated additional machinery and equipment of $34.1 million (equivalent to RMB 236.7 million) from Chongqing to its Xinjiang plant for the first stage of Phase III Expansion Project, which had already completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017 as planned. As of December 31, 2016, the Company is in the progress of disassembling and planning to relocate the remaining polysilicon machinery and equipment in Chongqing, which amounted to $15.7 million (equivalent to RMB109.0 million), and will incorporate all the remaining assets in the second stage of Phase III Expansion Project in Xinjiang, which is expected to increase the capacity from 18,000 MT to 25,000 MT. Along with the complicated and comprehensive relocation preparation, the Group identified assets of $0.2 million that were not transferrable and could not be reutilized by its Xinjiang expansion project in 2016. Accordingly, an impairment charge of $0.2 million was recognized during the year ended December 31, 2016.

During the year ended December 31, 2016, additional $2.6 million relocation cost occurred, which was recorded in selling, general and administrative expenses. No material liabilities, including contract termination costs, are recorded in connection with this relocation plan as of December 31, 2016. The Group expects to incur additional costs of $1.1 million in relocating the equipment.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

4. FOLLOW-ON EQUITY OFFERINGS

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

5. ALLOWANCES FOR DOUBTFUL RECEIVABLES

Along with the recovery of solar industry and continued legal actions, the Group was able to collect payments on these receivable, as such, allowance of $3,823,744, $2,026,567 and $1,053,041 previously recorded have been reversed in 2014, 2015 and 2016 respectively.

Analysis of allowances for accounts receivable is as follows:

	Year ended December 31,
	2014	2015	2016
Beginning of the year	$7,160,782	$3,189,110	$1,087,465
Reversal during the year	(3,823,744)	(2,026,567)	(1,053,041)
Foreign exchange effect	(147,928)	(75,078)	(24,261)
Closing balance	$3,189,110	$1,087,465	$10,163

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

6. PREPAID EXPENSE AND OTHER CURRENT ASSETS

Prepaid expense and other current assets consist of the following:

	December 31,
	2015	2016
Spare parts	$6,052,315	$5,732,914
Prepaid Value added tax (“VAT”)	5,552,772	1,808,141
Prepaid insurance fee	347,631	259,650
Others	282,423	226,962
Total	$12,235,141	$8,027,667

7. INVENTORIES

Inventories consist of the following:

	December 31,
	2015	2016
Raw materials	$2,343,104	$2,947,296
Work-in-process	5,626,531	4,878,905
Finished goods	2,746,304	4,454,499
Total	$10,715,939	$12,280,700

Inventory write-down was $175,568, $62,422 and nil for the years ended December 31, 2014, 2015 and 2016, respectively.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2015	2016
Cost
Buildings and plant	$313,290,516	$286,302,082
Machinery and equipment	389,373,554	371,703,665
Furniture, fixtures and equipment	22,418,768	21,355,517
Motor vehicles	293,331	334,025
Less: Accumulated depreciation	(188,680,279)	(206,725,215)
Property, plant and equipment, net	$536,695,889	$472,970,074
Construction in process	7,630,236	84,457,810
Total	$544,326,125	$557,427,884

Depreciation expense was $28,007,943, $31,361,026 and $33,822,082 for the years ended December 31, 2014, 2015 and 2016, respectively.

$84.5 million of construction in process as of December 31, 2016 was mostly related to the Phase 3A expansion project, which is expected to increase the capacity from 12,150 MT to 18,000 MT. The Group had already completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017 as planned.

The Company recognized impairments for long-lived assets of $nil, $1,622,588 and $198,689 during the years ended December 31, 2014, 2015 and 2016, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

9. BORROWINGS

The Group’s bank borrowings consisted of the following:

	December 31,
	2015	2016
Short-term bank borrowings	$72,360,730	$55,582,070
Long-term bank borrowings, current portion	51,576,265	50,398,250
Total borrowings, current	123,936,995	105,980,320
Long-term bank borrowings, non-current portion	118,548,430	111,948,913
Total	$242,485,425	$217,929,233

Short-term bank borrowings

The Group’s short-term bank borrowing consisted of the following:

	December 31,
	2015	2016
Short-term borrowings	72,360,730	55,582,070

Total	$72,360,730	$55,582,070

These short-term borrowings are guaranteed by Daqo Group and its related parties. The weight average interest rate on the short-term bank borrowing was 5.4% and 5.0% as of December 31, 2015 and 2016.

Long-term bank borrowings

The long-term bank borrowings, including current portion, as of December 31, 2015 and 2016 are comprised of:

	December 31,
	2015	2016
Borrowing from Huaxia Bank	3,079,180	—
Borrowing from Bank of China	70,821,140	33,118,850
Borrowing from Chongqing Rural Commercial Bank	96,224,375	129,228,313

Total	$170,124,695	$162,347,163

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share and per share data)

On September 28, 2011, Chongqing Daqo entered into a four-year credit facility agreement with Huaxia Bank with maximum amount of $57.6 million (RMB400 million). As of December 31, 2015, Chongqing Daqo drew down the maximum credit of $57.6million (RMB400 million), including: $21.6 million (RMB150 million) for working capital, and $36.0 million (RMB250 million) for the purchase of fixed assets. $54.6 million (RMB380 million) was repaid by Chongqing Daqo as of December 31, 2015, and then the outstanding bank borrowing was $3.0 million (RMB20 million) as of December 31, 2015. As of December 31, 2016, Chongqing Daqo had repaid all the remaining $3.0 million (RMB20 million) and had no facility available for future draw down.

On September 30, 2011, Xinjiang Daqo entered into a six-year long term facility agreement with Bank of China. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing credit amounted to $108.0 million (RMB750 million), bearing interest at standard five-year long term interest rate issued by People’s Bank of China plus 5%. The borrowing is guaranteed by Daqo Group, Daqo New Material, two affiliated companies under Daqo Group and Mr. Guangfu Xu. On June 30, 2014, an amendment to this credit facility was signed between Xinjiang Daqo and Bank of China, under which machinery and equipment with a total carrying amount of $63.3 million was pledged as collaterals for this credit facility. As of December 31, 2015, Xinjiang Daqo had drawn down the maximum credit of $108.0 million (RMB750 million) at an interest rate of 5.39% and repaid $37.2 million (RMB290 million), so the outstanding bank borrowing was $70.8 million (RMB460 million) as of December 31, 2015. During the year ended December 31, 2016, additional $37.7 million (RMB230 million) was repaid by Chongqing Daqo, and the outstanding bank borrowing was $33.1 million (RMB230 million) as of December 31, 2016. No facility is available for further draw down as of December 31, 2016. The borrowing contains a financial covenant, and Xinjiang Daqo was in compliance as of December 31, 2016.

On June 25, 2015, Xinjiang Daqo entered into a six-year long term facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to renovation and extension project of polysilicon and has a maximum borrowing credit amounted to $96.2 million (RMB625 million), with an interest rate 20% above the five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Daqo Group and four affiliated companies under Daqo Group. On May 30, 2016, an amendment to this credit facility was signed between Xinjiang Daqo and Chongqing Rural Commercial Bank, under which the borrowing is guaranteed by Chongqing Daqo, Daqo Group and three affiliated companies under Daqo Group. During the year ended December 31, 2015, Xinjiang Daqo drew down the maximum borrowing credit of $96.2 million (RMB625 million) at an interest rate of 5.9%. During the year ended December 31, 2016, Xinjiang Daqo had repaid $18.5 million (RMB85 million). The outstanding bank borrowing was $77.7 million (RMB540 million) as of December 31, 2016. Xinjiang Daqo had no facility available for future draw down as of December 31, 2016. There is no financial covenants associated with the facility.

On May 30, 2016, Xinjiang Daqo entered into a seven-year long term facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to extension project of polysilicon Phase 3A and has a maximum credit amounted to $72.0 million (RMB500million), with an interest rate 20% above the five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Chonqing Daqo, Daqo Group and three affiliated companies under Daqo Group. As of December 31, 2016, Xinjiang Daqo had drawn down $51.5 million (RMB 357.5 million) at an interest rate of 5.9% and the outstanding bank borrowing was $51.5 million (RMB357.5 million) as of December 31, 2016. Xinjiang Daqo had $20.5 million (RMB 142.6 million) facility available for future draw down as of December 31, 2016. There is no financial covenants associated with the facility.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

The weighted average interest rate as of December 31, 2015 and 2016 for the Group’s long-term bank borrowings was 5.7% and 5.8%, respectively.

The principal maturities of these long-term bank borrowings as of December 31, 2016 are as follows:

December 31, 2016	Amount
2017	$50,398,250
2018	25,003,292
2019	27,577,922
2020	27,577,922
2021	18,938,223
2022	10,298,523
2023	2,553,031
Total	$162,347,163

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2015	2016
Accrued payroll and welfare	$3,524,876	$3,798,472
Accrued professional fees	776,518	374,944
Other tax payables	2,298,780	1,802,962
Interest payable	38,054	390,467
Others	1,978,603	1,953,196
Total	$8,616,831	$8,320,041

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

11. ADVANCES FROM CUSTOMERS

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group’s revenue recognition policy. Advances from customers consist of the following and is analyzed as long term and short term portion respectively:

	December 31,
	2015	2016
Customer F	$—	$3,035,415
Customer G	—	1,608,539
Customer H	3,237,308	—
Customer I	1,517,402	—
Customer J	1,539,590	1,343,600
Others	1,889,076	1,532,051
Total	$8,183,376	$7,519,605

12. FAIR VALUE MEASUREMENTS

Nonrecurring Fair Value Measurements

The following table displays assets and liabilities that were measured at fair value on a non-recurring basis after initial recognition;

	Year ended December 31, 2015
Description	Carrying amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Property, plant and equipment – cannot be relocated to Xinjiang plant (Note 3)	$1,622,588	$	$	$—	$1,622,588

	Year ended December 31, 2016
Description	Carrying amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Property, plant and equipment – cannot be relocated to Xinjiang plant (Note 3)	$198,689	$	$	$—	$198,689

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

There were no assets and liabilities that were measured at fair value on a non-recurring basis after its initial recognition for the year ended December 31, 2014.

13. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During the years ended December 31, 2014, 2015 and 2016, the Group recognized expenses relating to its contribution to the government sponsored defined contribution plans of $3,130,308, $4,087,334 and $3,147,927 respectively.

(b) Statutory Reserves and Restricted Assets

Foreign invested enterprises in PRC are required under PRC laws to distribute its after-tax profits of the current year and draw 10 percent of the profits as the company's statutory common reserve. The company may stop drawing the profits if the aggregate balance of the common reserves has already accounted for over 50 percent of the company's registered capital. The common reserves shall be used for making up losses, expanding the production and business scale or increasing the registered capital of the company. As of December 31, 2014, 2015 and 2016, the Group's aggregate balance of the statutory common reserves was $20,190,729, $17,720,748 and $21,969,950respectively.

In accordance with relevant PRC laws and regulations, the Group’s PRC subsidiaries are prohibited to make distribution of their registered capital and statutory reserves in the form of cash dividends, loans or advances and the relating restricted portion amounted to $218,043,299 as of December 31, 2016.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

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

Chongqing Daqo is a foreign invested enterprise located in Chongqing. In accordance with a PRC tax regulation which encourages investment in China’s southwest region, Chongqing Daqo is entitled to a preferential tax rate of 15% from its establishment through 2012. On November 19, 2012, Chongqing Daqo obtained a High and New Technology Enterprise (“HTNE”) certificate for a valid period of 3 years till 2014. On November 10, 2015, Chongqing Daqo renewed the HTNE certificate for a valid period of 3 years till 2018. During the years ended December 31, 2015 and 2016, Chongqing Daqo was entitled to a preferential tax rate of 15% because of its HTNE status.

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

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. The Company's PRC subsidiaries' retained earnings have been and will be permanently reinvested to the PRC subsidiaries. Therefore, no dividend withholding tax was accrued.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Group is not subject to any other uncertain tax position.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2014, the Group’s PRC subsidiaries are subject to examination of the PRC tax authorities. The Company classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in the years ended December 31, 2014, 2015 and 2016, respectively.

Income tax expenses comprise:

	Year ended December 31,
	2014	2015	2016
Current Tax Expenses	$—	$1,786,092	$7,357,623
Deferred Tax Expenses (Benefit)	—	(648,271)	466
Total	$—	$1,137,821	$7,358,089

The principal components of deferred income tax assets and liabilities are as follows:

	December 31,
	2015	2016
Net operating loss carried forward	$22,549,975	$20,039,534
Bad debt provision	163,120	1,524
Government grants related to assets	166,922	217,661
Long-lived asset impairment&depreciation	19,624,021	18,113,967
Others	485,776	942,466
Sub-total	42,989,814	39,315,152
Valuation Allowance	(42,362,849)	(38,729,208)
Total	$626,965	$585,944

The changes of valuation allowance are as follows:

	Year ended December 31,
	2014	2015	2016
Beginning balance	$56,633,867	$50,109,751	$42,362,849
Reversal	(5,168,917)	(5,708,268)	(932,833)
Foreign exchange effect	(1,355,199)	(2,038,634)	(2,700,808)
Ending Balance	$50,109,751	$42,362,849	$38,729,208

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

The Group uses the asset and liability method to record related deferred tax assets and liabilities. The Group considers positive and negative evidences to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets relating to Chongqing Daqo as of December 31, 2015 and December 31, 2016 in the amount of $42,362,849 and $38,729,208, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. As of December 31, 2016, the Group has a total operating loss carry forwards which is entirely relating to Chongqing Daqo, of $80.2 million. These operating loss carryforwards are expected to be expired from 2017 to 2019.

The effective income tax rate of the Group is different from the expected PRC statutory rate as a result of the following items:

	Year ended December 31,
	2014	2015	2016
PRC Enterprise Income Tax	25%	25%	25%
Preferential income tax rate of a subsidiary	(9)%	(8)%	(10)%
Effect of different reversal rate	1%	—%	—%
Additional tax deductions	(8)%	(12)%	(1)%
Different tax rate in other jurisdictions	6%	8%	1%
Changes in valuation allowance	—%	(3)%	(1)%
Tax credits	(15)%	(3)%	—%
Withhold tax	—%	1%	—%
Effective tax rate	—%	8%	14%

Xinjiang Daqo and Chongqing Daqo enjoy the preferential tax rate of 15%, which may be extended if the requirements of High and New Technology Enterprise are satisfied. The impact of the preferential tax rates decreased income taxes by $3.0, $1.2 and $ 5.2 million for the years of 2014, 2015 and 2016, respectively. The benefit on net income per share was $0.01, $ 0.01 and $0.02 for the years of 2014, 2015 and 2016, respectively.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

During the years ended December 31, 2014 and 2015, the Company granted 6,274,166 and 8,134,375 share options respectively to its officers, directors and employees. No options were granted during the year ended December 31, 2016.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars, except share and per share data)

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2016 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Options outstanding on January 1, 2016	17,528,541	0.50
Granted	—	—
Forfeited	(147,235)	0.59
Expired	(2,465)	0.15
Exercised	(2,119,700)	0.50
Options outstanding on December 31, 2016	15,259,141	0.50	6.46	4,304,907
Options vested or expected to vest on December 31, 2016	17,037,682	0.44	5.79	5,691,147
Options exercisable on December 31, 2016	11,902,422	0.47	6.05	3,691,299

The share-based compensation expenses related to share options of approximately $1,792,819, $3,687,951 and $2,702,089 were recognized by the Group for the years ended December 31, 2014, 2015 and 2016, respectively.

The weighted average grant date fair value of options granted during the year ended December 31, 2014, and 2015 was $0.98 and $0.59 respectively. No options were granted during the year ended December 31, 2016.

As of December 31, 2016, there was $ 2,268,104 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 1.75 years.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

16. RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationships between the Group and related party are as follows:

Name of the related party	Relationship
Daqo Group Co., Ltd. (“Daqo Group”)	Daqo Group and the Group are controlled by same group of shareholders.
Zhenjiang Daqo Solar Co. Ltd. (“Zhenjiang Daqo”)	An affiliated company which is 100% held by Daqo Group
Daqo Solar Co. Ltd (“Daqo Solar”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo New Energy Co., Ltd. (“Nanjing Daqo”)	An affiliated company which was 100% held by the Group before September 28, 2012 and is 100% held by Daqo Group since September 28, 2012
Daqo Xinjiang Investment Co., Ltd. ("Xinjiang Daqo Investment")	An affiliated company which is 100% held by Daqo Group
Daqo New Material Co., Ltd. ("Daqo New Material")	An affiliated company which is 100% held by Daqo Group, and was consolidated by the Company as VIE on December 31, 2013
Chongqing Daqo Tailai Electric Co., Ltd. (“Chongqing Daqo Tailai”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo Transformer Systems Co., Ltd. (“Nanjing Daqo Transformer”)	An affiliated company which is 100% held by Daqo Group
Jiangsu Daqo Changjiang Electric Co., Ltd. (“Jiangsu Daqo”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo Electric Co., Ltd. (“Nanjing Daqo Electric”)	An affiliated company which is 100% held by Daqo Group
Zhenjiang Klockner-Moeller Electrical Systems Co., Ltd. (“Zhenjiang Moeller”)	An affiliated company which is 100% held by Daqo Group
Nanjing Intelligent Apparatus Co., Ltd. (“Intelligent Apparatus”)	An affiliated company which is 100% held by Daqo Group
Nanjing Intelligent Software Co., Ltd. (“Intelligent Software”)	An affiliated company which is 100% held by Daqo Group
Daqo Investment Co., Ltd. (“Daqo Investment”)	An affiliated company which is 100% held by Daqo Group

Shanghai Sailfar Electric Technology Co., Ltd. (“Daqo Sailfar”)

Jiangsu Daquan High Voltage Switchgear Co., Ltd.( “Jiangsu Daquan High Voltage”)

Jiangsu Daqo Kai-fan Electric Co., Ltd. ( “Jiangsu Daqo Kai-fan”)

Zhenjiang Electric Equipment Co., Ltd. ( “Zhenjiang Electric”)

An affiliated company which is 100% held by Daqo Group

An affiliated company which is 75% held by Daqo Group

An affiliated company which is 100% held by Daqo Group

An affiliated company which is 100% held by Daqo Group

Jiangsu Daqo ETE Electronic Systerm Co., Ltd.(“Jiangsu Daqo ETE Electronic”)	An affiliated company which is 75% held by Daqo Group
Jiangsu Daquan Kai-fan Switchgear Co., Ltd (“Jiangsu Daquan Kai-fan Switchgear”)	An affiliated company which is 100% held by Daqo Group

(2)	Related party balances:

The balances due from related parties mainly included the amount due from Zhenjiang Daqo for sales of wafer and polysilicon. The balances are as follows:

	December 31,
	2015	2016
Amounts due from related parties
Zhenjiang Daqo	$229,989	$1,449,824
Others	54,644	78,888

Total	$284,633	$1,528,712

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

The balances due to related parties mainly included payables to Chongqing Daqo Tailai and Nanjing Daqo Transformer for purchases of machines for polysilicon expansion, payables to Daqo Solar, Xinjiang Daqo Investment and Daqo New Material for interest free loans, and interest bearing loan from Daqo Group with an interest rate of 5.7% as of December 31, 2016.

The balances are payable on demand and are as follows:

	December 31,
	2015	2016
Amounts due to related parties
Daqo Group	$33,758	$15,076,133
Daqo New Material	5,563,165	8,323,271
Xinjiang Daqo investment	3,146,054	79,197
Daqo Solar	37,390,575	—
Chongqing Daqo Tailai	144,102	2,107,488
Nanjing Daqo Transformer	—	1,022,075
Others*	118,873	221,441

Total	$46,396,527	$26,829,605

* The remaining balance of amounts due to related parties of $221,441 as of December 31, 2016 was comprised of amounts due to Jiangsu Daqo, Zhenjiang Electric, Daqo Sailfar and Intelligent Software in the amount of $37,679, $85,332, $9,804 and $88,626, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

The transactions with Daqo Group and its subsidiaries were as follows:

	Transaction	Year Ended December 31,
Name of Related parties	Nature	2014	2015	2016
Daqo Group	Purchase-Fixed asset	486,948	—	—
	Proceeds from interest free loans	10,821,462	15,043,550	—
	Repayment of interest free loans	8,115,813	20,217,257	10,974,807
	Repayment of interest bearing loan	—	—	15,059,000
	Interest charged	—	—	850,380
	Rental expense	—	—	27,997
Zhenjiang Daqo	Sales	9,554,320	11,111,239	11,194,197
Daqo Solar	Sales	9,595,680	783,705	—
	Proceeds from interest free loans	157,241,390	127,060,826	60,300,896
	Repayment of interest free loans	166,231,092	151,990,672	68,766,506
Nanjing Daqo	Proceeds from interest free loans	973,898	13,456,861	—
	Repayment of interest free loans	2,921,693	13,456,861	—
Xinjiang Daqo Investment	Proceeds from interest free loans	98,367,234	72,946,700	56,270,085
	Repayment of interest free loans	93,219,846	73,252,506	38,715,449
Daqo New Material	Proceeds from interest free loans	7,729,501	11,082,241	9,607,344
	Repayment of interest free loans	4,600,117	11,285,114	12,262,592
	Rental expense	1,071,287	1,050,661	993,894
Chongqing Daqo Tailai	Purchase-Fixed asset	2,724,790	375,528	3,534,248
	Purchase-Raw material	—	9,938	—
	Income from disposal of fixed assets	—	6,458	—
	Proceeds from interest free loans	—	6,367,640	222,517
	Repayment of interest free loans	—	6,367,640	2,684,783
Others subsidiaries under Daqo Group	Proceeds from interest free loans	636	—	—
	Repayment of interest free loans	—	5,296	—
	Purchase-Fixed asset*	3,989,686	3,488,330	2,120,768
	Purchase-Raw material	—	22,817	129,219
Total	Sales	$19,150,000	$11,894,944	$11,194,197
	Income from disposal of fixed assets	$—	$6,458	$—
	Purchase-Fixed asset	$7,201,424	$3,863,858	$5,655,016
	Purchase-Raw material	$—	$32,755	$129,219
	Rental expense	$1,071,287	$1,050,661	$1,021,891
	Interest expense	$—	$—	850,380
	Proceeds from related parties loans	$275,134,122	$245,957,818	$126,400,842
	Repayment of related parties loans	$275,088,560	$276,575,346	$148,463,137

*The purchases of fixed assets of $2,120,768 were comprised of purchases from Nanjing Daqo Transformer, Zhenjiang Moeller, Jiangsu Daqo, Intelligent Apparatus and Jiangsu Daqo ETE Electronic in the amount of $1,410,655, $236,415, $336,791, $93,841 and $ 43,066, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

17. EARNINGS PER SHARE

The calculation of earnings per share is as follows:

	Year ended December 31,
	2014	2015	2016
Numerator used in basic and diluted earnings per share:
Net income attributable to Daqo New Energy Corp. ordinary shareholders—basic and diluted	$16,649,176	$12,956,889	$43,493,756
Denominator used in basic and diluted earnings per share:
Weighted average number of ordinary shares outstanding used in computing earnings per share-basic	206,349,976	258,015,851	261,742,244
Plus: share options	5,003,667	3,396,082	3,075,511
Weighted average number of ordinary shares outstanding used in computing earnings per share—diluted	211,353,643	261,411,933	264,817,755
NET INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Basic	$0.08	$0.05	$0.17
NET INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Diluted	$0.08	0.05	0.16

Outstanding share options totaling of 6,154,166, 12,563,541 and 10,899,141 were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive for the year ended December 31, 2014, 2015 and 2016, respectively.

18. COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2016, commitments outstanding for the purchases of property, plant and equipment approximated $4.7 million, which will be due subsequent to receipt of the purchases.

Lease commitments

The operating lease commitments as of December 31, 2016 were principally for the housing rental from Daqo New Material and Daqo Group. The lease expense was $1,071,287, $1,050,661 and $1,024,970 for the year ended December 31, 2014, 2015 and 2016, respectively.

Future minimum lease payments are as follows:

Year ending December 31
2017	$991,142
2018	$991,142
2019	$961,538
Total	$2,943,822

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

19. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Following the further expansion of module business and entering into the wafer business in 2011, the Group operated and viewed its performance in three segments. However, on September 28, 2012, the module business was disposed. Therefore, only two segments remained in 2014, 2015 and 2016. Furthermore, the Group's chief operating decision maker is not provided with asset information by segment. As such, no asset information by segment is presented. The following tables summarized the Group’s revenue and cost generated from different revenue streams. Substantially all of its revenues are derived in the PRC. The Group’s long lived assets and operations are substantially all located in the PRC.

The following table summarizes the Group’s revenue by segment:

Year ended December 31, 2014	Polysilicon	Wafer	Elimination	Total
Revenue – External	$127,692,325	54,879,527	-	182,571,852
Revenue - Intersegment	29,424,883	-	(29,424,883)	-
Total revenue	157,117,208	54,879,527	(29,424,883)	182,571,852
Total Cost of revenue	119,703,550	47,861,811	(28,256,850)	139,308,511
Gross Profit	$37,413,658	7,017,716	(1,168,033)	43,263,341

Year ended December 31, 2015	Polysilicon	Wafer	Elimination	Total
Revenue – External	$125,916,457	56,124,511	-	182,040,968
Revenue - Intersegment	23,485,364	-	(23,485,364)	-
Total Revenue	149,401,821	56,124,511	(23,485,364)	182,040,968
Total Cost of revenue	121,193,840	46,763,308	(23,466,065)	144,491,083
Gross Profit	$28,207,981	9,361,203	(19,299)	37,549,885

Year ended December 31, 2016	Polysilicon	Wafer	Elimination	Total
Revenue – External	$167,530,309	61,570,902	-	229,101,211
Revenue - Intersegment	28,688,793	-	(28,688,793)	-
Total Revenue	196,219,102	61,570,902	(28,688,793)	229,101,211
Total Cost of revenue	125,320,832	52,413,007	(29,061,146)	148,672,693
Gross Profit	$70,898,270	9,157,895	372,353	80,428,518

The following customers individually accounted for 10% or more of revenues:

	Year ended December 31,
	2014	2015	2016
Customer C	*	$35,094,472		$48,739,001
Customer A	*	20,465,558		*
Customer B	$18,210,196	$19,595,911	$	*
Customer F	$23,882,302	$18,125,773	$	*

*	Represents less than 10%

Total sales to the Group’s largest customers whose sales constitute over 10% of revenue accounted for approximately 23%, 51% and 21% of revenues for the years ended December 31, 2014, 2015 and 2016, respectively. The Group is substantially dependent upon the continued participation of these customers in order to maintain its total revenues. Significantly reduction in the Group’s dependence on these customers is likely to take time and there can be no assurance that the Group will succeed in reducing such dependence.

20. SUBSEQUENT EVENTS

On February 3, 2017, the Group granted restricted share units ("RSUs") to acquire 12,653,992 ordinary shares to certain directors, executive officers, employees and consultants pursuant to the Daqo New Energy Corp. 2014 Share Incentive Plan. The RSUs will be vested quarterly in each of the next four years starting from May 6, 2017. The exercise price of these shares is nil per share. The total compensation to be recognized over the four years is expected to be around $11.8 million.

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEET

DECEMBER 31, 2015 AND 2016

(In U.S. dollars, except share and per share data)

	December 31,
	2015	2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,563,083	$2,943,502
Prepaid expenses and other current assets	193,583	223,559

Total current assets	2,756,666	3,167,061
Investments in subsidiaries	238,112,877	267,322,549

TOTAL ASSETS	$240,869,543	$270,489,610

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$406,088	$389,849
Amount due to a related party	-	—
Income tax payable	108,992	—

Total current liabilities	515,080	389,849

EQUITY
Ordinary shares ($0.0001 per value 500,000,000 shares authorized as of December 31, 2015 and 2016; 279,214,103 and 279,214,103 shares issued as of December 31, 2015 and 2016, respectively and 260,836,578 and 262,956,278 shares outstanding as of December 31, 2015 and 2016, respectively)	26,320	26,532
Additional paid in capital	236,358,070	240,111,533
Retained Earnings (accumulated deficit)	(3,061,404)	40,432,352
Accumulated other comprehensive income (loss)	8,780,313	(8,721,820)
Treasury stock	(1,748,836)	(1,748,836)

Total shareholders’ equity	240,354,463	270,099,761

TOTAL LIABILITIES AND EQUITY	$240,869,543	$270,489,610

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

	Year ended December 31,
	2014	2015	2016
OPERATING EXPENSES
General and administrative	$(2,738,085)	$(4,142,634)	$(3,175,482)
Research and development	(12,310)	-	-

Total operating expenses	(2,750,395)	(4,142,634)	(3,175,482)

LOSS FROM OPERATION	(2,750,395)	(4,142,634)	(3,175,482)
Interest income	8,144	1,641	-
Exchange gain	-	118,679	-
Income tax expense	-	(108,992)	-
Other income	-	-	-

NET LOSS BEFORE SHARE OF RESULTS OF SUBSIDIARIES	(2,742,251)	(4,131,306)	(3,175,482)
Equity in earnings of subsidiaries	19,391,427	17,088,195	46,669,238

Net income attributable to Daqo New Energy Corporation ordinary shareholders	$16,649,176	$12,956,889	$43,493,756

Other comprehensive (loss) income:
Foreign currency translation adjustments	(3,662,013)	(11,256,870)	(17,502,133)
Total other comprehensive loss	(3,662,013)	(11,256,870)	(17,502,133)
Comprehensive income	$12,987,163	$1,700,019	$25,991,623

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CHANGES IN EQUITY

FOR YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars, except share and per share data)

	Ordinary shares		Treasury Stock	Additional paid in capital	Retained earnings (accumulated losses)	Accumulated other comprehensive income (loss)	Total
	Number	$

Balance at January 1, 2014	173,427,853	$17,343	$(398,672)	$146,676,163	$(32,667,469)	$23,699,196	$137,326,561

Net income					16,649,176		16,649,176
Other comprehensive loss						(3,662,013)	(3,662,013)
Share-based compensation				1,792,819			1,792,819
Option Exercised	150,000	15		37,065			37,080
Follow-on equity offering, net of issuance cost of $3,375,553	50,000,000	5,000		54,619,447			54,624,447

Balance at December 31, 2014	223,577,853	22,358	(398,672)	203,125,494	(16,018,293)	20,037,183	206,768,070

Net income					12,956,889		12,956,889
Other comprehensive loss						(11,256,870)	(11,256,870)
Share-based compensation				3,687,951			3,687,951
Option Exercised	1,115,625	112		275,671			275,783
Follow-on equity offering, net of issuance costs of $2,033,041	38,500,000	3,850		27,993,109			27,996,959
Repurchase of Stock	(2,356,900)		(1,350,164)				(1,350,164)
Capital injection from noncontrolling shareholders				1,275,845			1,275,845

Balance at December 31, 2015	260,836,578	26,320	(1,748,836)	236,358,070	(3,061,404)	8,780,313	240,354,463

Net income					43,493,756		43,493,756
Other comprehensive loss						(17,502,133)	(17,502,133)
Share-based compensation				2,702,089			2,702,089
Option Exercised	2,119,700	212		1,051,374			1,051,586

Balance at December 31, 2016	262,956,278	26,532	(1,748,836)	240,111,533	40,432,352	(8,721,820)	270,099,761

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars)

	Year ended December 31,
	2014	2015	2016
OPERATING ACTIVITIES
Net (loss) income	$16,649,176	$12,956,889	$43,493,756
Share of results of subsidiaries	(19,391,427)	(17,088,195)	(46,669,238)
Share-based compensation	1,792,819	3,687,951	2,702,089
Adjustments to reconcile net income to net cash used in operating activities:
Prepaid expenses and other current assets	(27,195)	11,099	(29,976)
Changes in other current liabilities	(26,901)	(96,166)	(58,806)
Amount due to a related party	286,526	(286,526)	—
Income tax payable	—	108,992	(108,992)
Net cash used in operating activities	(717,002)	(705,956)	(671,167)
INVESTING ACTIVITIES
Capital contributed to subsidiaries	(54,638,421)	(33,256,774)	—
Cash collected from subsidiaries when liquidation	—	—	—
Disposition of minority interest in subsidiary	—	5,110,085	—
Net cash used in investing activities	(54,638,421)	(28,146,689)	—
FINANCING ACTIVITIES
Repurchase of ordinary shares	—	(1,350,164)	—
Proceeds from follow-on equity offering	58,000,000	30,030,000	—
Insurance cost for follow-on equity offering	(3,375,553)	(2,033,041)	—
Proceeds from options exercised	37,080	275,783	1,051,586
Net cash provided by financing activities	54,661,527	26,922,578	1,051,586
NET DECREASE IN CASH AND CASH EQUIVALENTS	(693,896)	(1,930,067)	380,419
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,187,046	4,493,150	2,563,083
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$4,493,150	$2,563,083	$2,943,502

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

Notes to Schedule I

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of Daqo New Energy Corp has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Group. No dividend was paid by the Company's subsidiaries to their parent company in 2016.

4.	As of December 31, 2016, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

*    *    *    *    *    *

