Form 20-F
period 2017-12-31
DAQO NEW ENERGY CORP.
filed 2018-03-16
CIK 1477641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ____________

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class the period covered by the annual report 270,918,702 ordinary shares, par value US$0.0001 per share, as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Except where the context otherwise requires:

•	“we,” “us,” “our company,” “our” or “Daqo Cayman” refers to Daqo New Energy Corp., its subsidiaries and, until December 30, 2013, its consolidated variable interest entity;

•	“ADSs” refers to our American depositary shares, each of which represents 25 ordinary shares. On December 21, 2012, we effected a change of the ADS to ordinary share ratio from one ADS representing five ordinary shares to one ADS representing 25 ordinary shares. The ratio change had the same effect as a 1-for-5 reverse ADS split;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“$,” “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and

•	“EUR” or “Euro” refers to the legal currency of the European Union.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 29, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,”“will,”“expect,”“anticipate,”“aim,”“estimate,”“intend,”“plan,”“believe,”“is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our business and operating strategies;

•	our expansion and capital expenditure plans;

•	our operations and business prospects;

•	our future business development, financial condition and results of operations;

•	competition in our industry;

•	the industry regulatory environment as well as the industry outlook generally;

•	future developments in the polysilicon manufacturing and photovoltaic and semiconductor industries;

•	fluctuations in general economic and business conditions in China; and

•	government subsidies and economic incentives for solar energy application.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected data from the consolidated statement of operations for our company for the years ended December 31, 2015, 2016 and 2017 and the balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data from the consolidated statement of operations for the years ended December 31, 2013 and 2014 and our consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements, which are not included in this annual report. We consolidated financial statements of Daqo New Material Co., Ltd., or Daqo New Material, from July 1, 2008 to December 30, 2013, because under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we were deemed to be Daqo New Material’s primary beneficiary for accounting purposes. As a result of the voluntary termination of our contractual arrangements with Daqo New Material, starting from December 31, 2013, Daqo New Material was de-consolidated from the balance sheet as of December 31, 2013.

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

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of US$, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues	109,000	182,572	182,041	229,101	352,852
Cost of revenues (1)	(135,103)	(139,309)	(144,491)	(148,673)	(209,379)
Gross profit (loss)	(26,103)	43,263	37,550	80,428	143,473
Operating expenses (1)	(174,528)	(11,228)	(11,326)	(14,979)	(14,763)
Income (loss) from operations	(200,631)	32,035	26,224	65,449	128,710
Income (loss) before income taxes	(219,819)	16,649	14,185	51,282	111,187
Income tax expense	(1,272)	—	(1,138)	(7,358)	(17,332)
Net income (loss)	(221,091)	16,649	13,047	43,924	93,855
Net income (loss) attributable to non-controlling interest	(150,147)	—	91	430	1,014
Net income (loss) attributable to Daqo New Energy shareholders	(70,944)	16,649	12,956	43,494	92,841
Earnings (loss) per ADS (2)
Basic	(10.25)	2.02	1.26	4.15	8.76
Diluted	(10.25)	1.97	1.24	4.11	8.50
Ordinary shares used to calculating earnings per ordinary share
Basic – ordinary shares	173,068,420	206,349,976	258,015,851	261,742,244	265,070,961
Diluted – diluted shares	173,068,420	211,353,643	261,411,933	264,817,755	272,926,319

Notes:

(1)	Includes share-based compensation expenses in the amount of $1.9 million, $1.8 million, $3.7 million, $2.7 million and $4.2 million for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

(2)	One (1) ADS for twenty-five (25) ordinary shares.

	Year Ended December 31,
	2013	2014	2015	2016	2017
Other Financial and Operating Data:
Polysilicon production volume (in MT)	4,805	6,560	9,771	13,068	20,200
Polysilicon sales volume (in MT)(1)	4,283	5,972	8,234	10,883	17,950
Unit cost of polysilicon sold (in $/kg)(2)	17.02	13.68	11.23	9.38	8.84

Notes:

(1)	The polysilicon sales volume here only refers to external sales. Internal sales to our in-house wafer facilities were 770 MT, 671 MT, 1,316 MT, 1,968 MT and 1,944 MT in 2013, 2014, 2015, 2016 and 2017, respectively.

(2)	The unit cost here only refers to the polysilicon made in Xinjiang facilities.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	As of December 31,
	2013	2014	2015	2016	2017
	(in thousands of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	7,831	7,068	14,490	15,987	60,677
Restricted cash	8,826	22,169	19,063	15,893	11,990
Total current assets	91,144	121,949	88,777	73,303	142,364
Property, plant and equipment, net	488,504	559,006	544,326	557,428	579,129
Total assets	610,200	710,131	660,851	656,709	748,783
Short-term bank borrowings, including current portion of long-term borrowings	118,871	159,804	123,937	105,980	99,300
Total current liabilities	299,124	396,068	275,394	249,750	216,513
Long-term bank borrowings	134,870	77,336	118,548	111,949	113,588
Total liabilities	472,873	503,363	419,195	384,979	354,255
Total shareholders’ equity	137,327	206,768	240,354	270,101	391,736
Non-controlling interest	—	—	1,302	1,629	2,792
Total equity	137,327	206,768	241,656	271,730	394,528
Total liabilities and equity	610,200	710,131	660,851	656,709	748,783

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

Our polysilicon sales prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and continue to expand capacities in order to achieve economies of scale. However, the slow and uneven economic recovery from the global financial crisis as well as the significant decrease in global petroleum prices since their peak in mid-2008 have reduced or delayed the general demand for photovoltaic products. In late 2008 and 2009, newly available polysilicon supply and slowed global photovoltaic market growth resulted in an excess supply of polysilicon, which led to a significant decline in polysilicon prices. Although global photovoltaic demand recovered substantially from the second half of 2010 through the first half of 2011, the market price for polysilicon experienced another significant decline in the second half of 2011 due to excess supply and decreasing demand. In 2012, the market price for polysilicon continued to decline. As a result of the polysilicon supply and demand fluctuation, we reduced the selling price of our polysilicon and thus experienced a continued decrease in revenues derived from polysilicon in 2012. In 2013, global demand for polysilicon began to increase, and such trend continued into 2015. Nevertheless, the average selling price of polysilicon in China was under pressure since the fourth quarter of 2014 and through the whole year of 2015 due to rising polysilicon supply both from overseas and domestic polysilicon manufacturers. In the first half of 2016, average selling prices of polysilicon were relatively strong due to rush orders placed before China’s solar PV feed-in tariff adjustment went effective at the end of June 2016. In the second half of 2016, average selling prices of polysilicon declined due to decreasing demand. In 2017, the solar PV demand in China grew significantly to approximately 55 GW, and thus the average selling prices of polysilicon were relatively strong during the year. In 2018, we expect that there may be additional polysilicon supply capacities especially in the second half of the year, which could cause the average selling prices of polysilicon to decline again. If the imbalance between polysilicon supply and demand continues to exist, it could cause polysilicon prices to continue to decline and thus materially and adversely affect our profitability.

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

We had net income of $16.7 million in 2014 as a result of our continuous cost reduction efforts and increased global demand for and sales price of polysilicon, as well as a decrease in depreciation expenses of approximately $18.7 million. Since January 1, 2014, we revised the estimate of the expected useful lives of the machinery and equipment from 10 years to 15 years, and the buildings and structures from 20 years to 30 years, which reduced depreciation expenses by approximately $18.7 million. We had net income of $13.0 million, $43.9 million and $93.9 million in 2015, 2016 and 2017, respectively, as a result of our expanded capacities, growing sales volume and our continuous cost reduction efforts for both polysilicon and wafer manufacturing operations. Although we generated a profit in fiscal years 2015, 2016 and 2017, we may not be able to sustain profitability and our cash flows may be negative again in the future. See “— Our revenues and results of operations have fluctuated and are likely to fluctuate in the future” below.

We had a significant working capital deficit as of December 31, 2017. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, we will face the risk of not being able to continue as a going concern.

As of December 31, 2017, we had a working capital deficit (being our total consolidated current liabilities less our total consolidated current assets) of $74.1 million. In addition, we have made and may continue to make significant capital expenditures on our expansion project at our Xinjiang polysilicon facilities.

Our continuation as a going concern is dependent upon financial support from Daqo Group and our ability to continue to obtain other sources of financing. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. On February 23, 2018, we obtained a letter of financial support from Daqo Group and certain of our other shareholders in which they have committed to provide us with sufficient funding to support our operations during the twelve months ending March 31, 2019. Further, the letter of financial support provides that Daqo Group will not require us to pay the amounts that we owed to Daqo Group and two of its subsidiaries, Xinjiang Daqo Investment Co., Ltd., or Xinjiang Daqo Investment and Daqo New Material, as of December 31, 2017, before April 1, 2019. In addition, Daqo Group will provide us with funding to support us to repay all the financial obligations already committed related to the expansion project at our Xinjiang facilities and we are not required to repay such amounts before April 1, 2019. Meanwhile, we have committed to Daqo Group that we will implement our expansion project based on our available financial resources. However, we can provide no assurances that Daqo Group and our shareholders will honor their undertakings under the letter of financial support. If Daqo Group or its subsidiaries were to be unable to honor their undertakings under the letter of financial support or if the industry reverses its current upward trend in demand, we will face significant pressure on our working capital and we will face the risk of not being able to continue as a going concern.

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

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power still exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, China has announced several reductions in solar feed-in tariffs (“FITs”) since the release of the “Notice on Leveraging the Price for the Development of the Solar Energy Industry” in 2013. The most recent reduction in solar FITs was announced in December 2017 for solar power projects approved after January 1, 2018. The new FIT for solar power projects in Zone 1, 2 and 3 is reduced by RMB0.10 per KWh, to RMB0.55 per kWh, RMB0.65 per kWh and RMB0.75 per kWh, respectively. In 2016, global solar PV installations continued its growing trend and reached approximately 73 GW. In 2017, global solar PV installations grew significantly to approximately 100 GW. However, oil prices still hover low, and there are industry reports indicating that the growth rate of global PV installations may slow down in 2018. If the decrease in oil prices continues, government incentives provided to the solar industry in major markets may be reduced, which may result in a decrease in average selling prices of polysilicon. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the photovoltaic industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

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

Although we were profitable in 2011, we experienced significant decreases in revenue and incurred substantial net losses in 2012 and 2013. We had positive net income from 2014 to 2017. However, our limited operating history makes the prediction of future results of operations difficult, and therefore, it is unclear if we could sustain revenue growth or profitability in the future. Our business model, technology and ability to achieve satisfactory manufacturing yields for polysilicon at higher volumes are unproven. Compared to companies with a long and well-established operating history and companies operating in less volatile sectors, our results of operations are more susceptible to the impact of adverse operating environment and supply and demand risks.

Our revenues and results of operations have fluctuated and are likely to fluctuate in the future.

Fluctuations of our revenues and results of operations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others, fluctuation in the global average selling prices of photovoltaic products, fluctuation in the volume of our products shipped, changes in end-user demand for the photovoltaic products manufactured and sold by us or our customers, the gain or loss of significant customers, the availability of governmental subsidies or financial support and changes in our electricity, natural gas, raw material or labor costs. For example, although our revenue has improved since 2013 and we have regained profitability from 2014 to 2017, our revenues and results of operations may worsen again if one or more of these factors become unfavorable to our business.

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

We have relied in the past and expect in the next 12 months to continue to rely mainly on operating cash flows, renewal and roll-over of our bank credit facilities, and financial support from Daqo Group to finance our working capital, capital expenditures requirements and other commitments. The photovoltaic markets remain competitive, and payment collection in the solar photovoltaic industry remains challenging. Any delay or failure in collecting amounts owed from customers will adversely affect our company’s cash flow situation. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. We expect to incur additional debt in the future. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

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

We may not be successful in our efforts to continue to manufacture high quality polysilicon in a cost-effective manner.

The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. We may face significant challenges relating to high quality polysilicon production in the future. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials or tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon to be rejected by our customers, which would materially and adversely affect our profitability. As a result of our continuous efforts to improve polysilicon production quality, approximately 35% of our polysilicon was suitable for selling to mono wafer applications in 2017, which requires higher quality as compared to multi wafer. We expect to increase this portion to approximately 59% and 69% in 2018 and 2019, respectively. We cannot assure you that we can continue to maintain the current level of high quality polysilicon production or achieve the expected increases in the portion of production suitable for selling to mono wafer applications in 2018 and 2019.

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

We finished construction of our Phase 2A polysilicon facilities in Shihezi, Xinjiang Uyghur Autonomous Region in September 2012 and successfully reached our targets in terms of capacity and cost structure by the end of the first quarter of 2013. The construction and installation of our Phase 2B expansion project was completed during the second quarter of 2015 and achieved full production capacity in the third quarter of 2015, which increased our polysilicon annual capacity from 6,150 MT to 12,150 MT. In January 2015, our Board of Directors approved our Phase 3A expansion project in Xinjiang. We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our Board of Directors approved our Phase 3B expansion project in Xinjiang. As of the end of 2017, we have already started initial construction works for Phase 3B Project. We expect to complete the entire Phase 3B project and begin pilot production in the first half of 2019 and reach full capacity of 30,000 MT by mid-2019. Although the Xinjiang location provides many strategic advantages, including lower electricity costs, we face a number of uncertainties in relation with our future commercial production and expansion project in Xinjiang.

As part of our expansion project, we decided to relocate existing machinery and equipment in our polysilicon facilities in Chongqing, with total book value of $84.2 million as of December 31, 2016, to our Xinjiang facilities. As of December 31, 2017, we had relocated machinery and equipment of approximately $63.9 million in book value. In 2015, 2016 and 2017, we incurred an impairment charge of $1.6 million, $0.2 million and $3.0 million, respectively, attributable to certain identified remaining assets in Chongqing that were not transferrable and could not be reutilized in our Xinjiang expansion project. With respect to our remaining machinery and equipment in Chongqing, if we fail to successfully relocate, reinstall or reutilize the remaining machinery and equipment in Chongqing in our future potential expansions, we may incur significant impairment losses related to such remaining assets of approximately $11.7 million in book value, and our operating results and financial condition may be materially and adversely affected as a result.

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

Furthermore, under the letter of financial support we obtained from Daqo Group on February 23, 2018, we are required to immediately suspend the expansion project at our Xinjiang facilities if we do not have sufficient financial resources to continue the project after we repay all other financial obligations as they become due. See “— We had a significant working capital deficit as of December 31, 2017. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, we will face the risk of not being able to continue as a going concern” above.

If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.

Since 2013, we have experienced a period of growth and expansion in terms of production capacity and sales volume. We achieved a nameplate capacity of 6,150 MT in the first quarter of 2014 and further ramped up our nameplate capacity to 12,150 MT in the third quarter of 2015. Our polysilicon production for 2016 reached a record high of 13,068 MT, which surpassed our nameplate capacity of 12,150 MT per annum. In 2015, 2016 and 2017, we sold 8,234 MT, 10,883 MT and 17,950 MT, respectively, of polysilicon (excluding internal sales to our in-house wafer facilities). We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production of the Phase 3A project in the first quarter of 2017 and have achieved full production capacity. As of the end of 2017, we have already started initial construction works for Phase 3B Project. We expect to complete the entire Phase 3B project and begin pilot production in the first half of 2019 and reach full capacity of 30,000 MT by mid-2019. To accommodate our continued expansion, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management efforts and skill and significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results. Moreover, even if we do expand our polysilicon manufacturing capacity and our wafer business as planned, we may be unable to generate sufficient customer demand for our photovoltaic products to support our increased production levels or successfully integrate our polysilicon and wafer manufacturing businesses to achieve operational efficiency, which could adversely affect our business and results of operations.

Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, and to relocate equipment to our Xinjiang facilities, which exposes us to a number of risks and uncertainties.

Our future success depends on our ability to significantly increase both polysilicon production capacity and output, and to relocate equipment to our Xinjiang facilities. If we fail to do so, we may not be able to benefit from economies of scale to reduce our costs per kilogram of polysilicon, to maintain our competitive position or to improve our profitability. Further, our expansion plans are dependent on the successful installation of the equipment that we are relocating to our Xinjiang facilities. Our ability to establish additional production capacity and increase output is subject to significant risks and uncertainties, including:

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

In 2015, 2016 and 2017, our top three customers in aggregate accounted for approximately 40.5%, 37.1% and 34.5% of our total revenues, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

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

As of December 31, 2017, we had outstanding long-term bank borrowings, including current portion of long-term borrowings of $144.5 million with a weighted average interest rate of 5.9% and outstanding short-term bank borrowings of $68.4 million with a weighted average interest rate of 5.1%, and we expect to incur additional debt in the future. We borrowed the majority of these bank loans from China Construction Bank and Chongqing Rural Commercial Bank with guarantees from Daqo Group. We cannot assure you that we will be able to renew these borrowings when they become due or to obtain other loans or credits from other banks or other lenders on terms satisfactory to us or at all to satisfy the substantial capital expenditure requirements associated with our capacity expansion, whether on our own or with the continuing support from Daqo Group. In addition, the indebtedness could have an adverse effect on our future operations, including, among other things: (1) reducing the availability of our cash flow to fund our working capital, capital expenditures or other general corporate purposes as a result of interest or principal payments; (2) subjecting us to the risk of interest rate increases on our indebtedness which bears floating interest rates; and (3) placing us at a competitive disadvantage compared to our competitors that have less debt or are otherwise less leveraged. Any of these factors could have a material and adverse effect on our business, financial condition and results of operations.

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

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facilities for a significant period of time. Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production, could reduce our production capacity for a significant period of time and could have negative effect on our customer relationships. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, in April 2013, we temporarily shut down our Phase 2 facilities in Xinjiang for periodic maintenance and technology improvements. In April 2014, we temporarily shut down our Phase 2 facilities in Xinjiang for periodic maintenance and preparation for the Hydrochlorination project. In May 2015, we conducted annual maintenance of the Xinjiang polysilicon facilities, which affected our polysilicon production for five days. In October 2016, we conducted annual maintenance and several technology improvement projects in our Xinjiang polysilicon facilities, and concurrently completed interconnections between our new and existing facilities in Xinjiang. In late September and early October of 2017, we conducted annual maintenance for our Xinjiang polysilicon facilities. The annual maintenance had been completed successfully with little impact to our production volume as expected by our original plan. The annual maintenance, construction, installation of new equipment and interconnection of facilities affected our polysilicon production for approximately three weeks. These abovementioned shutdowns have reduced and may further reduce the volume and increase the cost of polysilicon we produce. In addition, we may need to use hazardous equipment for our wafer manufacturing process. Such equipment requires skill and experience for safe operation. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, and interruptions in electricity or water cooling supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

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

Photovoltaic products are subject to national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering, and other aspects of the electric utility industry. In a number of countries, including China, these regulations are being modified and may continue to be modified. The purchases of, or further investment in the research and development of, alternative energy sources, including photovoltaic technology, could be deterred by unfavorable regulations, which could result in a significant reduction in the potential demand for our products. For example, without a regulatory mandated exception for solar power systems, electric utility companies are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to end users of using photovoltaic products and make them less desirable. In addition, trade authorities in foreign countries may apply trade sanctions against photovoltaic product imports from China, if the foreign trade authorities determine that the export sales from China are in violation of fair trade practices. Such trade sanctions can result in significant additional duties, which may adversely affect our photovoltaic product demand, thereby harming our business, prospects, results of operations and financial condition.

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

We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. Contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. In addition, we currently hold 75 patents and have 15 pending patent applications in China covering various aspects of the polysilicon and wafer manufacturing processes. However, we cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. Failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe on or misappropriate our proprietary technologies or other intellectual property and proprietary rights and use them to compete against us, which could have a material adverse effect on our business, financial condition or operating results.

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

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Guangfu Xu, our chairman, and Mr. Longgen Zhang, our chief executive officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees join a competitor or form a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protection available to you and us” below.

Certain of our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, Messrs. Guangfu Xu, Xiang Xu and Dafeng Shi, our directors that are affiliated with Daqo Group, beneficially own a total of 92,291,042 or 34.12% of our ordinary shares, including shares that they had the right to acquire within 60 days. As a result of their high level of shareholding, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. These shareholders’ interests as beneficial owners of Daqo Group may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, these shareholders may take actions not in the best interest of us and our other shareholders.

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

As our manufacturing processes generate waste water and gas and other industrial wastes, we are required to comply with all applicable regulations regarding protection of the environment. We are in compliance with present environmental protection requirements in all material respects and have all the necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the cost of compliance with these new regulations could be substantial. We cannot assure you that our pollution controls will always be effective and we may experience environmental non-compliance incidents. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations, which in turn would have a material adverse effect on our financial condition and results of operations.

The discontinuation of any of the preferential tax treatments or the financial incentives and grants currently available to us in China could adversely affect our overall results of operations.

Various Chinese governmental authorities have provided tax incentives to our subsidiaries in China. These incentives include income tax exemption or reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, the statutory enterprise income tax rate is 25%. However, our Chinese subsidiary, Chongqing Daqo New Energy Co., Ltd., or Chongqing Daqo, as a “Chongqing Municipality High and New Technology Enterprise,” is entitled to a preferential enterprise income tax rate of 15%. The status is valid until 2017 and can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval. We are in the process of renewing this status for Chongqing Daqo. Xinjiang Daqo New Energy Co., Ltd., or Xinjiang Daqo, another Chinese subsidiary of ours, obtained a High and New Technology Enterprise, or HNTE, certificate for a valid period of 3 years till 2019. During the year ended December 31, 2017, Xinjiang Daqo was entitled to a preferential tax rate of 15% because of its HNTE status. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. We cannot assure you that Chongqing Daqo or Xinjiang Daqo will continue to qualify as a “high and new technology enterprise” in future periods. Any increase in the enterprise income tax rate applicable to our Chinese subsidiaries or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our subsidiaries in China could adversely affect our business, operating results and financial condition.

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

We adopted our 2009 share incentive plan, or the 2009 Plan, and our 2014 share incentive plan, or the 2014 Plan, in August 2009 and December 2014, respectively, that permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2009 Plan and the 2014 Plan, we may issue awards to purchase up to 15,000,000 and 21,000,000 ordinary shares, respectively. As of the date of this annual report, excluding expired or cancelled options, we have granted options to purchase a total of 23,398,541 of our ordinary shares and 12,653,992 restricted share units under these plans. In addition, we modified the exercise prices for certain outstanding options in January 2012, April 2013, January 2015 and September 2015 in order to provide additional incentives to our employees and directors pursuant to an express authorization under our share incentive plan, allowing our Board of Directors to approve a downward adjustment of the option exercise prices without our shareholders’ approval. As a result of these option grants, option re-pricings and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated with incentive shares or options.

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

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation and rule-making over the past three decades has been to significantly increase the protections afforded to various forms of foreign or private-sector investment in China. Our Chinese operating subsidiary, Chongqing Daqo, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various PRC laws and regulations generally applicable to companies in China. Our business is also subject to various industry policy, safety and environmental laws and regulations that affect our operations and production facility expansion plans, including those related to investment, project construction, building, zoning, fire prevention and work safety. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. In addition, due to the inconsistent regulatory enforcements in China, local Chinese governmental authorities have significant discretion in interpreting and implementing rules and regulations, and there is no assurance that the central government authorities will always agree with the interpretations and implementations of the local governmental authorities. Currently, we possess all material local governmental approvals relating to our operations and production capacity expansion plans. However, if a central government agency requires us to obtain its approval and if we fail to obtain such approval in a timely manner, or at all, we may be subject to the imposition of fines against us, or the suspension or cessation of our production capacity expansion plans. See “Item 4. Information on the Company — B. Business Overview — Regulation — Renewable Energy Law and Other Government Directives.” It may be more difficult to evaluate the outcome of any regulatory or legal proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to continue our operations or planned capacity expansions, which, as a result, could materially and adversely affect our business and operations.

Chinese regulations relating to offshore investment activities by Chinese residents may increase the administrative burden we face and may subject our Chinese resident beneficial owners or employees to personal liabilities, limit our subsidiaries’ ability to increase its registered capital or distribute profits to us, limit our ability to inject capital into our Chinese subsidiaries, or may otherwise expose us to liability under PRC laws.

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

If a Chinese shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the Chinese subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the Chinese subsidiaries, and the offshore parent company may also be prohibited from injecting additional capital into its Chinese subsidiaries. Furthermore, failure to comply with the SAFE registration requirement described above may result in liability for the Chinese shareholders and the Chinese subsidiaries under PRC laws for foreign exchange registration evasion.

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

Any capital contributions or loans that we, as an offshore entity, make to our Chinese subsidiaries are subject to Chinese regulations. For example, for each of our Chinese subsidiaries, the aggregate amount of our loans to the Chinese subsidiary cannot exceed product of the difference between the amount of its total investment and its registered capital as approved by the foreign investment regulatory authorities under relevant PRC laws, and the ratio of the paid-in capital to the committed registered capital, and the loans must be registered with the local branch of SAFE. For each foreign invested enterprise, such as Chongqing Daqo, when the Chinese foreign investment regulatory authorities approve the establishment of such foreign invested enterprise, the authorities approve the amounts of such enterprise’s registered capital, which represent the investors’ capital commitment in equity, and the amounts of its total investment, which represent the sum of its registered capital plus the amounts of its permitted loans. After the establishment of the foreign invested enterprise, the investors can seek regulatory approval to increase its registered capital and the total investment amounts, and upon approval, there will be increases in both amounts. There is a specific statutory guideline relating to the ratio of a foreign invested enterprise’s registered capital amount over total investment amount, and all foreign investment regulatory authorities in China must follow the ratio guideline when exercising their approval authority. However, there is no uniform statutory guideline applicable to all regulatory authorities regarding whether to approve the establishment of a new foreign invested enterprise or to approve any increase in the registered capital and total investment of an existing foreign invested enterprise. In practice, authorities consider factors such as overall governmental policies relating to the specific industry and demands in a particular industry and the approval usually takes one to three months depending on the locations of the foreign invested enterprises. The approved total investment amounts of Chongqing Daqo and Xinjiang Daqo are $286.0 million and $300.6 million, respectively. The registered capital of Chongqing Daqo is $96.0 million contributed by Daqo Cayman as the sole investor. The registered capital of Xinjiang Daqo is $101.0 million, of which $100.0 million was contributed by Daqo Cayman and $1.0 million was contributed by Xinjiang Daqo Investment Co., Ltd., an PRC entity that is a wholly-owned subsidiary of Daqo Group. As a result, the maximum permissible amounts that Chongqing Daqo and Xinjiang Daqo may borrow from Daqo Cayman are $190.0 million and $200.3 million, respectively. We may not make loans to Chongqing Daqo or Xinjiang Daqo in excess of the maximum amounts permissible unless we obtain government approval to increase their total investment amounts. In addition, any increases of our capital contributions to our Chinese subsidiaries beyond the previously authorized amount must be approved by the MOFCOM and the NDRC or their respective local counterparts. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our Chinese subsidiaries or to fund their operations may be negatively affected, which could adversely affect our Chinese subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.

As a holding company, we rely principally on dividends and other distributions on equity paid by our Chinese subsidiaries for our cash requirements, including funds necessary to service any debt we may incur. If our Chinese subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by Chinese subsidiaries only out of their retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of its net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to us could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. See “— Risks Related to Our Business — The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a Chinese withholding tax upon the dividends payable by us and Chinese tax on gains realized upon the sale or other disposition of our ADSs if we are classified as a Chinese ‘resident enterprise.’”

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

The financial records of our PRC subsidiaries are maintained in RMB, which is their functional currency. We are therefore exposed to fluctuations in the exchange rate between the U.S. dollar and RMB. We do not currently hedge, and have not historically hedged, our operational exposure to this foreign currency fluctuation. Our consolidated financial results are presented in U.S. dollars, and therefore, during times of a strengthening U.S. dollar versus RMB, our reported revenue and earnings that are denominated in RMB will be reduced because the RMB will translate into fewer U.S. dollars. In addition, assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated at average rate of exchange prevailing during the periods presented. Translation adjustments arising from the use of differing exchange rates from period to period are recorded as cumulative translation adjustments and are shown as a separate component of other comprehensive income in our statement of changes in equity and comprehensive income. Accordingly, changes in currency exchange rates will cause our revenues, expenses, gains and losses, shareholders’ equity, and comprehensive income to fluctuate, and such fluctuations may have an adverse effect on our financial condition and results of operations.

Furthermore, any significant depreciation of the RMB against the U.S. dollar may have a material adverse effect on the value of, and any dividends payable on, our ADSs and ordinary shares. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, depreciation of the RMB against the U.S. dollar would reduce the U.S. dollar amount available to us. On the other hand, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. In addition, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars. Fluctuation in the value of the RMB in either direction could have a material adverse effect on the value of our company and the value of your investment.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. In connection with the audit of our internal controls over financial reporting as of and for the year ended December 31, 2011, we and our independent registered public accounting firm identified three “material weaknesses” including (i) our lack of accounting resources and expertise necessary to comply with U.S. GAAP and the Securities and Exchange Commission, or the SEC, financial reporting and disclosure requirements, (ii) our lack of sufficient resources to perform thorough reviews of consolidated financial statements and related footnote disclosures during the period-end financial reporting and disclosure process, and (iii) our lack of sufficient processes, documentation and approval of related party transactions with affiliates. In 2012, we have made enhancements to our internal controls over financial reporting. Based on these actions taken and our testing and evaluation of the effectiveness of our internal controls, we have concluded the material weaknesses no longer existed as of December 31, 2013 to 2017. As of December 31, 2017, our management concluded that our internal control over financial reporting was effective. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting for the years ended December 31, 2012 and 2013. For the years ended December 31, 2014, 2015, 2016 and 2017, our independent registered public accounting firm performed an audit of our internal control over financial reporting.

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

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC laws. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the Public Company Accounting Oversight Board, or the PCAOB, sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC laws, they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

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

Restrictions on currency exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

Substantially all of our revenues and operating expenses are denominated in RMB. Under the relevant foreign exchange restrictions in China, conversion of the RMB is permitted, without the need for SAFE approval, for “current account” transactions, which includes dividends, trade, and service-related foreign exchange transactions. Conversion of the RMB for “capital account” transactions, which includes foreign direct investment and loans, is still subject to significant limitations and requires approvals from and registration with SAFE and other Chinese regulatory authorities. We cannot assure you that SAFE or other Chinese governmental authorities will not further limit or eliminate our ability to purchase foreign currencies in the future. Any existing and future restrictions on currency exchange in China may limit our ability to convert cash derived from our operating activities into foreign currencies to fund expenditures denominated in foreign currencies. If the foreign exchange restrictions in China prevent us from obtaining U.S. dollars or other foreign currencies as required, we may not be able to pay dividends in U.S. dollars or other foreign currencies to our shareholders, including holders of our ADSs. Furthermore, foreign exchange control in respect of the capital account transactions could affect our Chinese subsidiaries’ ability to obtain foreign exchange or conversion into RMB through debt or equity financing, including by means of loans or capital contributions from us.

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

The closing trading prices of our ADSs ranged from $18.31 to $60.67 in 2017, and may remain volatile in the future and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed their securities on U.S. stock exchanges. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

A non-United States corporation, such as our company, will be classified as a PFIC, for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in future taxable years, although there can be no assurance in this regard. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

Daqo Group established Daqo New Material in 2006 in Chongqing, China. Although all of Daqo Group’s equity interest holders also beneficially own shares of Daqo Cayman, Daqo Group does not have any shareholding in our company. As of the date of this annual report, holders of equity interests in Daqo Group in aggregate beneficially own 47.8% of the outstanding ordinary shares of our company. Subsequent to the establishment of Chongqing Daqo in July 2008, Chongqing Daqo entered into a lease agreement with Daqo New Material to rent all of Daqo New Material’s land, production infrastructure, machinery, equipment, facilities, factories, buildings and other assets for polysilicon production. This lease was terminated on December 30, 2013. Under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we were deemed to be Daqo New Material’s primary beneficiary and Daqo New Material had been consolidated from July 1, 2008 to December 30, 2013.

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

In January 2015, our Board of Directors approved our Phase 3A expansion project. We completed the construction and installation of Phase 3A at the end of 2016 and achieved full production capacity of 18,000 MT per annum in the first quarter of 2017. In August 2017, our Board of Directors approved Phase 3B expansion project. We expect to complete the entire Phase 3B project and begin pilot production in the first half of 2019 and reach full capacity of 30,000 MT by mid-2019. Upon the full operation of our Phase 3B expansion project, we expect to further reduce our production cost, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale.

We are in the process of relocating certain machinery and equipment from our facilities in Chongqing to our Xinjiang facilities, which has reduced the capital expenditure requirements for our Phase 2B, 3A and 3B projects. In addition, we utilized approximately 81% of our current machinery and equipment as measured by its book value as of December 31, 2017, and have determined that the remaining machinery and equipment can be more efficiently and cost-effectively used in our potential future expansions, which will reduce our capital expenditure requirements in future expansions.

In November 2013, we achieved great progress in our wafer business by increasing our annual capacity from 36 million pieces to 72 million pieces. Since 2014, we have been running our wafer business in full capacity and improved the quality and efficiency for our wafer products. In May 2014, we established in-house slurry recovery system, which helps us lower the wafer production cost. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement. We upgraded our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and increased our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch. We also increased our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market. By the end of the second quarter of 2016, we successfully completed this project and increased our annual wafer capacity from the 87 million pieces to approximately 100 million pieces. By the year end of 2017, we have successfully switched our slicing technology from traditional slurry wiresaws to diamond saws which enable us to significantly improve our manufacturing efficiency and lower processing cost.

In August 2015, our Board of Directors and the Audit Committee approved the restructuring plan of Xinjiang Daqo in order for it to meet certain PRC legal requirement for listing on the National Equities Exchange and Quotations, or the New Third Board, an emerging over-the-counter securities market in China. Pursuant to the restructuring plan, Xinjiang Daqo Investment subscribed for newly issued equity interest of Xinjiang Daqo representing 1% of the total outstanding equity of Xinjiang Daqo, which the restructuring was completed in December 2015. We are holding 99% of the outstanding equity interest of Xinjiang Daqo. In April 2016, Xinjiang Daqo has received approval to list its shares on the New Third Board. In June 2016, Xinjiang Daqo was listed on the New Third Board.

In December 2016, we adopted a dual Chinese name “大全新能源公司” at our annual general meeting, so that the name of our company is “Daqo New Energy Corp. 大全新能源公司.”

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

We have expanded to the downstream photovoltaic manufacturing businesses to establish facilities for wafer manufacturing. As of the end of 2017, our wafer manufacturing annual capacity is approximately 100 million pieces. We have reported wafer shipments in units of “million pieces” instead of “MW” since the first quarter of 2013. Improvements in wafer technology can cause watts per piece to increase, resulting in larger MW shipments without increases in the amount of wafer produced, and consequently we believe that the newly adopted unit more accurately presents our operating performance. Most of our wafer product is high efficiency wafer which represents approximately 4.5 watts per piece. The following diagram illustrates the value chain for the manufacture of crystalline-silicon based photovoltaic products:

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

We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at our facilities. In 2017, approximately 99.0% of our polysilicon met the solar grade I standard, the highest specification of the solar grade quality standard, and approximately 61.8% of our polysilicon met the electronic grade quality standard in China, which standard was updated in 2016. We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2017, our major photovoltaic product customers included operating entities of Jinko Solar, Meike Silicon Energy, Longi, Konca Solar, Jinneng Clean Energy and JA Solar.

We commenced commercial production of wafers using our own polysilicon in July 2011. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement.

We upgraded our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and increased our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch. We also increased our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market. By the end of the second quarter of 2016, we successfully completed this project and increased our annual wafer capacity from the 87 million pieces to approximately 100 million pieces. By the year end of 2017, we have successfully switched our slicing technology from traditional slurry wire saws to diamond saws, which enable us to significantly improve our manufacturing efficiency and lower processing cost.

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

Quarterly sales volume for polysilicon and wafer in 2017:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	FY 2017
Sales Volume
Polysilicon (MT)	4,223	4,497	4,500	4,730	17,950
Wafer (million pieces)	22.3	27.0	26.4	22.3	98.0

Our Products

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs. Our current annual capacity for polysilicon production is 18,000 MT. We are one of the best quality polysilicon makers in China. In 2017, approximately 99.0% of our polysilicon met the solar grade I standard, the highest specification of the solar grade quality standard, and approximately 61.8% of our polysilicon met the electronic grade quality standard in China, which standard was updated in 2016. In 2017, approximately 35% of our polysilicon was suitable for selling to mono wafer application which requires higher quality as compared to multi wafer. We expect to increase this portion to approximately 59% and 69% in 2018 and 2019, respectively, due to our continuous efforts in quality improvement.

In addition, we also offer high-quality wafers through our downstream photovoltaic product manufacturing business. As of the end of 2017, the annual capacity of our wafer facilities was approximately 100 million pieces. To meet the prevailing market demands, we produce both standard and high efficiency multi-crystalline wafers with dimensions of 156.75 millimeters x 156.75 millimeters and thickness of 180~200 microns. Our high efficiency wafers are produced through an innovative casting manufacturing process.

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Components of Results of Operations — Revenues” for a breakdown of our net revenues by category of activity.

Manufacturing Process

Polysilicon

Modified Siemens Process

Three main technologies are used in polysilicon production: the Siemens process, the fluidized bed reactor process and the newly-developed and upgraded metallurgical grade silicon process. The Siemens process is an existing and well proven process technology predominantly used in high purity silicon feedstock production in the solar industry. The two other new technologies, the fluidized bed reactor process and the upgraded metallurgical grade silicon process, have the potential for lower cost production but are relatively new and less proven.

We use the modified Siemens process to produce polysilicon. The modified Siemens process includes three distinct steps: (1) TCS production; (2) distillation; and (3) deposition. In addition, we recover and recycle exhaust gas throughout the process in our closed loop manufacturing system. The diagram below describes our current general manufacturing process:

HCl Generation
H2 Generation
MG-Si
HCl
H2
Hydrochlorination
TCS, STC
DCS
TCS/STC Separation
STC
TCS, DCS
H2, HCl Recovery
TCS Distillation
TCS,
DCS
Poly-Si Deposition
H2, HCl
TCS, STC,
DCS
Offgas Recovery
Poly-Si
TCS/STC/DCS Separation
STC
TCS, STC, DCS
TCS: Trichlorosilane
STC: Silicon Tetrachloride
DCS: Dichlorosilane

TCS production. The first step of the manufacturing process is to produce TCS from two widely available industrial raw materials: MG-Si and liquid chlorine. We generate TCS in-house through our integrated manufacturing process. TCS production includes two steps: hydrogen chloride synthesis, or HCl synthesis, and TCS synthesis. At the HCl synthesis step, liquid chlorine from a chlorine tank is vaporized to chlorine gas and sent to the HCl synthesis furnace, where it reacts with hydrogen to generate HCl. At the TCS synthesis step that follows, MG-Si powder is then sent to Hydrochlorination unit and reacted with HCl gas.

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

Closed loop manufacturing system

We have implemented the modified Siemens process in a completely closed loop system. The closed loop system is an advanced polysilicon manufacturing process widely used by leading international polysilicon manufacturers. Compared to the open loop system, the closed loop system uses raw materials more efficiently, requires less electricity and produces less pollution. Manufacturing polysilicon generates an exhaust gas primarily consisting of hydrogen, HCl, and chlorosilanes. Using the vent gas recovery system, which combines condensers, distillation towers, adsorption beds and compressors, we are able to separate the exhaust stream from our manufacturing process into individual components that can be reused after further purification. For instance, a by-product of the deposition step is STC, which is a toxic chemical. Through a separate hydrochlorination process, we convert STC to TCS, so that we eliminate the costs related to STC disposal and reduce operational risks of STC treatment. Mixed chlorosilanes are recovered as a liquid stream suitable for separation where we can directly reuse TCS. Anhydrous HCl is recovered with high purity, suitable for use in TCS production. Recovered hydrogen typically contains contaminants of fewer than 10 parts per million and is recycled to the deposition reactors. Recycling significantly reduces costs related to waste disposal and the amount of raw materials we need to purchase for production.

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

We have successfully adopted in our Xinjiang polysilicon manufacturing facilities Hydrochlorination technology, a process which has seen increasing application in polysilicon manufacturing in recent years. It converts STC (STC) to TCS by reacting with metallurgical grade silicon powder. Using Hydrochlorination technology, chemical reactions take place under much higher pressure and at lower temperatures in comparison to the traditional hydrogenation process. As a result, it consumes less electricity and offers a higher STC/TCS conversion rate. In addition, the Hydrochlorination process also does not require fresh TCS production, which further reduces production costs.

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

Wafer

We conducted our wafer business through tolling arrangements with third party wafer manufacturers in 2009 and 2010. In July 2011, we commenced commercial production of multi-crystalline silicon wafers at our wafer production facilities. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement. We upgraded our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and increased our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch. We also increased our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market. By the end of the second quarter of 2016, we successfully completed this project and increased our annual wafer capacity from the 87 million pieces to approximately 100 million pieces. By the year end of 2017, we have successfully switched our slicing technology from traditional slurry wire saws to diamond saws, which enable us to significantly improve our manufacturing efficiency and lower processing cost. The manufacturing process of wafers typically consists of two major steps: ingot preparation and wafering. Multi-crystalline ingots are prepared by directional solidification in a casting furnace. Silicon ingots will then be shaped to the required sizes and sliced to wafers by wire saws.

Manufacturing Capacity

The following table sets forth our major installed approximate annual production capacity objectives as of the dates indicated and includes the expected date of initial commercial operation and fully ramped-up production of each expansion phase.

	Approximate Annual Production Capacity	Construction Period	Commercial Production Period	Fully Ramped-up Production
Polysilicon:

Phase 1A facilities(1)(2)	1,500 MT	June 2007 – May 2008	July 2008 – September 2012	March 2009

Phase 1B facilities(1)(2)	1,800 MT	May 2008 – May 2009	December 2009 – September 2012	January 2010

Capacity enhancement of Phase 1 facilities(1)(2)	1,000 MT	December 2010	December 2010 – September 2012	December 2010

Phase 2A facilities(3)	5,000 MT	Second quarter of 2011 – September 2012	First quarter of 2013 – Present	March 2013

Capacity enhancement of Phase 2A facilities(3)	1,150 MT	July 2013 – January 2014	January 2014 – Present	First quarter of 2014

Phase 2B facilities(3)	6,000 MT	April 2014 – June 2015	July 2015 – Present	Third quarter of 2015

Phase 3A facilities(3)	5,850 MT	July 2015 – December 2016	First quarter of 2017 – Present	First quarter of 2017

Phase 3B facilities(3)	13,000 MT	January 2018 – December 2018	First half of 2019	End of the second quarter of 2019

Wafer:

Phase 1A facilities(1)	35 million pieces	July 2010 – February 2011	July 2011– Present	November 2011

Phase 1B facilities(1)	37 million pieces	February 2011 – September 2011	May 2013 – Present	November 2013

Capacity enhancement of Phase 1 facilities	28 million pieces	November 2015 – June 2016	Second quarter of 2016	Third quarter of 2016

Notes:

(1)	The facilities are located in Chongqing.

(2)	We halted polysilicon production at these facilities in September 2012 and ultimately determined to cease production in the second quarter of 2013.

(3)	The facilities are located in Xinjiang.

We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our Board of Directors approved Phase 3B expansion project. We expect to complete the entire Phase 3B project and begin pilot production in the first half of 2019 and reach full capacity of 30,000 MT by mid-2019. Upon the full operation of our Phase 3B expansion project, we expect to further reduce our production cost, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. Our capacity expansion plan and technology improvement plan are preliminary and subject to risks and uncertainties that may be out of our control. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, and to relocate equipment to our Xinjiang facilities, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.”

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

The costs of electricity are significant in the production of polysilicon. The electricity costs in Chongqing are lower than those in coastal areas of China and those in developed countries due to Chongqing’s abundant hydroelectric resources. The costs of electricity in Xinjiang are approximately 50% lower than even those in Chongqing due to Xinjiang’s abundant coal resources. Shihezi, where our Xinjiang polysilicon facilities are located, enjoys additional advantages in the costs of electricity due to the independent regional electricity grid being operated and managed by the Eighth Division of the Xinjiang Production and Construction Corps. We also use other utilities, such as steam, water and natural gas, for our manufacturing process. Steam supply is important to the production of polysilicon. We use both a local supplier and our in-house capabilities to produce steam.

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

We sample each lot of polysilicon harvested from the deposition reactors and keep the samples for product quality tracking purpose. We also set up a product tracking system to trace back all shipped products to the samples we keep and to our database, which contains detailed information of each shipment. We received the ISO 9001:2008 certification for our quality assurance system for both Chongqing and Xinjiang plants, which we believe demonstrates our technological capabilities and inspires customer confidence. In 2009, Chongqing Science and Technology Commission issued a three-year certificate to recognize our polysilicon as a high and new technology product. We have successfully renewed the certificate for Chongqing Daqo until November 2018 and will continue to apply for renewal of the certificate after its expiration. In 2014, Xinjiang Science and Technology Commission issued a three-year certificate to recognize our polysilicon as a high and new technology product. We have successfully renewed the certificate for Xinjiang Daqo to August 2020 and will continue to apply for renewal of the certificate upon its expiration. In addition, in 2014, both Chongqing Daqo and Xinjiang Daqo have been recognized for their compliance with the “Photovoltaic Manufacture Industry Standard” issued by the Ministry of Industry and Information Technology of the PRC.

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

Customers and Sales

We currently sell polysilicon and wafers to China-based photovoltaic product manufacturers. Our major customers include operating entities of Jinko Solar, Meike Silicon Energy, Longi, Konca Solar, Jinneng Clean Energy and JA Solar. We sell a substantial portion of our photovoltaic products to a limited number of customers. Our top three customers in aggregate accounted for 40.5%, 37.1% and 34.5% of our total revenues in 2015, 2016 and 2017, respectively.

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

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. We have one of the leading research and development teams among polysilicon manufacturers in China. Our research and development team consists of 388 experienced researchers and engineers. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. In 2017, we completed 22 research and technology or process improvement projects to enhance our polysilicon and wafer manufacturing processes, and successfully registered 26 patents with the State Intellectual Property Office of the PRC.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we hold 83 patents and have 12 additional pending patent applications covering different aspects of the polysilicon manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

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

In April 2015, the Ministry of Finance promulgated the Circular of the Ministry of Finance on Printing and Issuing the Interim Measures for Administration of Special Fund for the Development of Renewable Energies, or the New measures, which replaced the former measures promulgated on 16 June 2006. In accordance with related measures and regulations, the Chinese government shall provide certain government subsidies and financial incentives to support the development of the renewable energy industry, including the solar energy industry. The New measures further specified the distribution, use and administration of special fund for supporting renewable energies.

In September 2006, the Ministry of Housing and Urban-Rural Development (formerly the Ministry of Construction) and the Ministry of Finance also promulgated the Circular of the Ministry of Finance, the Ministry of Construction, on Printing and Issuing the Interim Measures for Administration of Special Fund for Construction Applied Renewable Energy Resources, which also emphasize the use and administration of the special fund for supporting renewable energies in construction industry. On March 8, 2011, the Ministry of Finance and Ministry of Housing and Urban-Rural Development jointly promulgated the Notice on Further Application of Renewable Energy in Building Construction, which aims to raise the percentage of renewable energy used in buildings.

In August 2007, the NDRC promulgated the Medium and Long-Term Development Plan for the Renewable Energy Industry. This plan sets forth national policy to provide financial allowance and preferential tax regulations for the renewable energy industry. A similar demonstration of the PRC government’s commitment to renewable energy was also set forth in the Thirteenth Five-Year Plan for Renewable Energy Development, which was promulgated by the NDRC in December 2016. The Outline of the Thirteenth Five-Year Plan for National Economic and Social Development of the PRC, which was approved by the National People’s Congress in March 2016, also demonstrates a commitment to promote the development of renewable energy to enhance the competitiveness of the renewable energy industry.

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

In December 2017, the NDRC announced the solar power tariff revisions for 2018. In 2018, for solar power plants in resource zones I, II and III, the benchmark feed-in tariffs (FIT) will be lowered from RMB0.65/0.75/0.85/kWh in 2017 to RMB0.55/0.65/0.75/kWh, or by 15%/13%/9%. The new rate for distributed-generation (DG) solar projects will be RMB0.37/kWh, which is about RMB 0.05/kWh lower than in 2017. However, the FIT rate will remain the same for all solar projects built under the Chinese government’s program to alleviate poverty in rural areas, at RMB0.42/kWh.

Environmental and Safety Regulations

We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. China enacted the Environmental Protection Law effective December 1989, which was also amended in 2014. In addition to the Environmental Protection Law, we are subject to a variety of specific laws and regulations in China related to the storage, use and disposal of hazardous materials, including laws and regulations governing water pollution, air pollution, solid waste pollution, noise pollution, hazardous chemicals, pollutant discharge fees and environmental impact appraisals. We are also subject to laws and regulations governing worker safety, work safety permits and occupational disease prevention. Our operation is subject to regulation and periodic monitoring by local environmental protection and work safety authorities.

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

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB. Recently, China is strengthening the supervisions on foreign currency exchange control.

Admission of Foreign Investment

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue. Under the current catalogue, which was amended in 2017 and became effective July 28, 2017, the solar power related business is classified as an “encouraged foreign investment industry.” Companies that operate in encouraged foreign investment industries and satisfy applicable statutory requirements are eligible for preferential treatment, including exemption from customs and input value added taxes, or VAT, and priority consideration in obtaining land use rights.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE Circular 75, issued in October 2005, and a series of implementation rules and guidance, including the circular relating to operating procedures that came into effect in July 2011, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE No. Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Chinese regulations relating to offshore investment activities by Chinese residents may increase the administrative burden we face and may subject our Chinese resident beneficial owners or employees to personal liabilities, limit our subsidiaries’ ability to increase its registered capital or distribute profits to us, limit our ability to inject capital into our Chinese subsidiaries, or may otherwise expose us to liability under PRC laws.”

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

(4)	Indicates companies within the listing group

D. Property, Plants and Equipment

We are headquartered in Wanzhou, Chongqing, China, where we own several buildings with approximately 23,128 square meters of office and manufacturing space in total as of December 31, 2017. We have been granted land use rights to approximately 132,441 square meters of land on which our plants or offices are situated, and such land use rights are usually valid for a period of fifty years starting from the date of grant from the local government in Chongqing. Our Phase 2A, Phase 2B and Phase 3A production facilities in Xinjiang have approximately 146,834 square meters of office and manufacturing space in total as of December 31, 2017. Our Phase 3B production facilities in Xinjiang has a designated office and manufacturing space of 39,603 square meters. We have been granted land use rights to approximately 775,591 square meters of land on which our plants or offices are situated, and such land use rights are usually valid for a period of fifty years starting from the date of grant from the local government in Xinjiang. On January 1, 2014, Chongqing Daqo signed a five-year lease agreement with Daqo New Material for, among other things, office buildings and employee dormitories.

We believe that our existing facilities, together with our facilities under construction, are adequate for our current and foreseeable requirements. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

Environmental and Safety Matters

Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. We believe we are in compliance with all present national and local environmental protection requirements in all material respects and have all the necessary environmental permits to conduct our business in China. We process all our waste water and waste gas through various treatments so that they meet the respective national discharge standard. In addition, most of our solid waste can be reused and does not contain poisonous materials. We have established a pollution control system and installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the waste generated in our manufacturing process. However, we cannot assure you that our pollution controls will always be effective. See "Item 3. Key Information - D. Risk Factors - Risks related to Our Business - Compliance with environmental regulations can be expensive and non-compliance with these regulations may result in adverse publicity and potential significant monetary damages and fines."

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2015, 2016 and 2017 and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A. Operating Results

Overview

We are a leading high-purity polysilicon manufacturer based in China with an annual production capacity of 18,000 MT. We believe our production cost for polysilicon is one of the lowest and our product quality is one of the best in China. We have expanded to the downstream photovoltaic manufacturing business to establish facilities for wafer manufacturing. As of the end of 2017, our wafer manufacturing annual capacity was approximately 100 million pieces. We had 100 MW module production facilities in Nanjing, all of which we sold to Daqo Group in September 2012.

We strive to improve our polysilicon production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement, as well as equipment enhancement. As a result of these initiatives, we produced 4,524 MT polysilicon in 2011. In 2012, our polysilicon output was 3,349 MT(1), which was less than 2011 due to the suspension of the Phase 1 polysilicon facilities and less than normal output in our Xinjiang facilities during the pilot production period in the fourth quarter of 2012. In 2013, we produced 4,805 MT polysilicon which was all contributed by our Xinjiang facilities. We conducted a “debottlenecking” project for our Xinjiang facilities and successfully completed the project and started pilot production in December 2013. We fully realized capacity of 6,150 MT and lower production costs to the level of $14 per kg in the first quarter of 2014. We fully ramped up our Phase 2B project to further increase the polysilicon production capacity in our Xinjiang facilities to 12,150 MT at the end of the third quarter of 2015. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. In 2015, we produced 9,771 MT polysilicon at an annual average production cost of $11.23/kg (including depreciation). In 2016, we produced 13,068 MT polysilicon at an annually average production cost of $9.38/kg (including depreciation). We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we have achieved full production capacity of 18,000 MT per annum. In 2017, we produced 20,200 MT polysilicon at an annually average production cost of US$8.84/kg (including depreciation). In August 2017, our Board of Directors approved Phase 3B expansion project. We expect to complete the entire Phase 3B project and begin pilot production in the first half of 2019 and reach full capacity of 30,000 MT by mid-2019. Upon the full operation of our Phase 3B expansion project, we expect to further reduce our production cost, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2017, our major photovoltaic product customers included operating entities of Jinko Solar, Meike Silicon Energy, Longi, Konca Solar, Jinneng Clean Energy and JA Solar.

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

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008, though we experienced a significant downturn in terms of revenue and net income in 2012. In 2013, with the recovery of the solar PV market, we achieved an increase of 25.5% in our revenues compared to 2012. Our gross margin also improved from negative 43.1% in 2012 to negative 23.9% in 2013. We produced 9,771 MT, 13,068 MT and 20,200 MT of polysilicon and sold 8,234 MT(1), 10,883 MT(1) and 17,950 MT(1) in 2015, 2016 and 2017, respectively. We generated revenues from continuing operations of $182.0 million, $229.1 million and $352.9 million in 2015, 2016 and 2017, respectively. We achieved net income attributable to Daqo New Energy Corp. shareholders of $13.0 million, $43.5 million and $92.8 million in 2015, 2016 and 2017, respectively. We had a gross profit of $37.6 million, $80.4 million and $143.5 million in 2015, 2016 and 2017, respectively. Our gross margin increased from 20.6% in 2015, to 35.1% in 2016 and 40.7% in 2017.

Note:

(1)	The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 1,316 MT, 1,968 MT and 1,944 MT in 2015, 2016 and 2017, respectively.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and are important for understanding our business:

•	demand for photovoltaic products, including government incentives to promote the usage of solar energy;

•	product prices;

•	our product mix;

•	our production capacity and utilization; and

•	our production costs, and in particular the cost of electricity

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

Global solar PV installations in 2017 totaled approximately 100 GW, representing a 37% increase from 73GW in 2016. China continued to rank the largest solar PV market globally with total installations of 53 GW in 2017, with the United States, India and Japan ranking the top four globally in 2017. According to the latest solar PV market report from IHS, we may see a single digit growth in global solar PV market in 2018, and the solar PV market may grow even faster in 2019.

Product prices

The sales prices of our photovoltaic products are volatile and cannot always be predicted with certainty. Our sales prices declined from mid-2008 to the middle of 2010 due to industry-wide excess supply but stabilized in the third quarter of 2010 and increased marginally in the fourth quarter of 2010 due to end market demand. In 2011, our sales prices declined rapidly in the fourth quarter primarily due to excess supply in the market. The decline in sales prices continued throughout 2012. Our sales prices started to recover through 2013 due to improved demand and reduced inventory levels. The decline in the market price of polysilicon resulted in an approximately 7% decrease in the average selling price of our polysilicon from 2010 to 2011, a further 59.3% decrease from 2011 to 2012 and a further 23.3% decrease from 2012 to 2013. The market prices for polysilicon and wafer have improved significantly through 2013, albeit not sufficiently to reverse the year-on-year average decrease. In 2014, the average selling prices for polysilicon fluctuated in the range approximately from $20/kg to $22/kg. Our gross margin decreased from positive 37.6% in 2011 to negative 43.1% in 2012 and increased to negative 23.9% in 2013. In 2014, our gross margin improved to 23.7%. In 2015, our quarterly average selling prices for polysilicon decreased by 23.4% from $18.09/kg in the first quarter to $13.86/kg in the fourth quarter of 2015. Our average selling prices for wafers did not change significantly in 2015. In 2015, we achieved gross margin of 20.6% primarily due to significant cost reduction in both of our polysilicon slightly increased to $15.42/kg. In 2016, our gross margin was 35.1% primarily due to significant cost reduction in polysilicon. In 2017, our gross margin was 40.7% primarily due to continuously significant cost reduction in polysilicon along with increasing of selling prices.

Since September 1, 2014, the Chinese government has suspended the review of applications for importing solar grade polysilicon in the processing trade, according to an announcement jointly made by Ministry of Commerce and General Administration of Customs, or GAC, of the PRC in August 2014. All existing agreements approved prior to September 1, 2014 can continue to be performed until the contract terms expire. In addition, certain enterprises in the processing trade business that have been included in the supervisory network of the GAC are allowed to continue to import before the end of 2014. As a result, in the third and fourth quarters of 2014, foreign polysilicon manufacturers increased their supply of polysilicon into China to take advantage of the grace period before the suspension fully kicked in and exerted pressure on the average selling prices of polysilicon. In 2015, the volume of imported polysilicon was approximately 117,000 MT, increased from approximately 102,000 MT in 2014. In 2016, the volume of polysilicon imported into China was approximately 140,256 MT. In 2017, the volume of polysilicon imported into China was approximately 158,918 MT. Although we did see the polysilicon import volume directly from the United States to decline after the Chinese government’s suspension policy took effect, Taiwan became a transshipment hub for the United States made polysilicon and ranked the third largest region in terms of China’s polysilicon import volume. The import volume from Germany and South Korea, the two largest countries in terms of China’s polysilicon import volume, has not been materially impacted due to a price commitment agreement between Wacker (a polysilicon manufacturer in Germany) and the Chinese government, and low AD tariffs imposed on major South Korean polysilicon manufacturers. In November 2017, China raised the AD tariffs of polysilicon imported from many companies in South Korea. However, the impact was very limited. For instance, the biggest polysilicon exporter from South Korea, OCI Company Ltd.’s tariff rate raised from 2.4 percent to 4.4 percent. In 2017, the polysilicon imported from Korea, Germany, Taiwan and the United States accounted for 44.6%, 29.9%, 10.8% and 5.5% of the total import volume, respectively.

Company’s yearly polysilicon average selling prices vs. average spot prices* (VAT excluded):

* PV Insights spot prices are yearly averages based on PV Insights “PV Poly Silicon Weekly Spot Price” data

Product mix

The proportion of our revenues that are generated from the sales of other photovoltaic products, also referred to as product mix, affects our revenues and profitability. In addition to the revenues generated from sales of polysilicon, we also generated revenues from other products. In 2012, we generated revenue from sales of modules for the first three quarters of the year before we sold 100% of our equity interests of Nanjing Daqo, and we also generated revenue from sales of wafers produced in our facilities. In 2013, 2014, 2015 and 2016, we generated revenue from sales of polysilicon and wafers. For the year ended December 31, 2017, the revenues we generated from our two segments included sales of polysilicon and wafers, which accounted for 83.3% and 16.7% of our total revenues, respectively.

Our production capacity and utilization

In the near future, we plan to continue to focus on our core businesses to further improve our operation efficiency, cost structure and products quality by expanding our capacity, adopting new technologies and optimizing the manufacturing processes. For our polysilicon business, we ramped up production at the Phase 1B facilities to their full annual capacity of 1,800 MT in 2010. We expanded the aggregate capacity of our Phase 1A and Phase 1B facilities to 4,300 MT through a capital enhancement project in 2011. In September 2012, we halted the production of polysilicon in our Phase 1A and 1B facilities in Chongqing and ultimately determined to cease production in the second quarter of 2013. In September 2012, we successfully completed our Xinjiang Phase 2A facilities. At the end of 2016, we completed the construction and installation of Phase 3A and commenced initial production in the first quarter of 2017. By the end of the second quarter of 2017, Phase 3A facilities reached full production capacity. In August 2017, our Board of Directors approved Phase 3B expansion project. We expect to complete the entire Phase 3B project and begin pilot production in the first half of 2019 and reach full capacity of 30,000 MT by mid-2019. Our current annual capacity in our Xinjiang polysilicon facilities is 18,000MT. Upon the full operation of our Phase 3B expansion project, we expect to further reduce our production cost, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale.

For our wafer business, the Phase 1A wafer manufacturing facilities in Chongqing commenced commercial production in July 2011 and reached the capacity of 36 million pieces in November 2011. We gradually increased the utilization rate of our wafer facilities in 2013 and successfully expanded the capacity to 72 million pieces in November 2013. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement. We upgraded our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and increased our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch. We also increased our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market. By the end of the second quarter of 2016, we successfully completed this project and increased our annual wafer capacity from the 87 million pieces to approximately 100 million pieces. By the year end of 2017, we have successfully switched our slicing technology from traditional slurry wire saws to diamond saws which enable us to significantly improve our manufacturing efficiency and lower processing cost.

Our polysilicon production costs consist primarily of the costs of electricity and other utilities, raw materials, labor and depreciation. Currently electricity is the largest component of our polysilicon production costs. In our Phase 2 facilities in Xinjiang, because of the abundant coal resources, the local electricity rate is much lower than that in most areas in China. This cost advantage, along with our operational expertise, enables us to become one of the lowest cost producers around the globe. We plan to implement additional measures to reduce our production costs through technology, process and equipment improvement. For example, we fully ramped up our Phase 2B project at the end of the third quarter of 2015, which has increased the polysilicon production capacity in our Xinjiang facilities to 12,150 MT. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. As a result, we managed to reduce our production cost (including depreciation) and cash cost (excluding depreciation) to $9.74/kg and $7.69/kg, respectively, in the fourth quarter of 2015, a significant reduction compared to $12.98/kg and $10.60/kg as compared to the second quarter of 2015 before we started to ramp up the Phase 2B project. In 2016, we continued our efforts to improve manufacturing efficiency and optimize production processes through several R&D and technology improvement projects in our Xinjiang polysilicon facilities. As a result of our continuous cost reduction efforts, we successfully reduced our annual average polysilicon production cost (including depreciation) by 5.8% from $9.38/kg in 2016 to $8.84/kg in 2017 and achieved our historical low levels of unit electricity consumption and unit silicon metal consumption, our two biggest polysilicon manufacturing cost components, in December 2017. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations.

Our wafer production costs consist primarily of the costs of polysilicon, other raw materials, labor and depreciation.

Indicative polysilicon production cost breakdown:

Components of Results of Operations

Revenues

Our revenues are primarily derived from the sale of polysilicon and secondarily by the sale of wafers. In 2015, the revenues we generated from the product sales of polysilicon and wafers accounted for 69.2%, and 30.8% of our total revenues, respectively. In 2016, the revenues we generated from the product sales of polysilicon and wafers accounted for 73.1% and 26.9% of our total revenues, respectively. In 2017, the revenues we generated from the product sales of polysilicon and wafers accounted for 83.3% and 16.7% of our total revenues, respectively. The percentage increase of the sales of polysilicon reflected increase of our polysilicon sales volume and improved average selling prices, or ASPs. We plan to continue to focus on our current businesses to further improve operation efficiency, cost structure and product quality. If we are successful in executing our expansion plans, we expect our polysilicon revenue to grow in relation to our total consolidated revenues.

We commenced polysilicon production in 2008. We produced 9,771 MT, 13,068 MT and 20,200 MT of polysilicon and sold 8,234 MT(1), 10,883 MT(1) and 17,950 MT(1) of polysilicon in 2015, 2016 and 2017, respectively. Our polysilicon selling prices are directly affected by global supply and demand conditions. Due to the global oversupply of polysilicon since late 2008 and the resulting pricing pressure, the average selling price of our polysilicon decreased by 28.5% in 2015 as compared to 2014. In 2016, the annual average selling price was relatively stable and increased by 0.9% as compared to 2015. In 2017, the annual average selling price was strongly supported by fast growing demand and increased by 6.4% as compared to 2016. We generated revenues of $182.0 million, $229.1 million and $352.9 million in 2015, 2016 and 2017, respectively. We achieved net income attributable to our shareholders of $13.0 million, $43.5 million and $92.8 million in 2015, 2016 and 2017, respectively. In 2015, our revenues included $125.9 million generated from sales of polysilicon and $56.1 million generated from sales of wafers. In 2016, our revenues included $167.5 million generated from sales of polysilicon and $61.6 million generated from sales of wafers. In 2017, our revenues included $294.1 million generated from sales of polysilicon and $58.8 million generated from sales of wafers.

We have entered into framework agreements with some of our customers. These contracts typically contain binding terms related to the sales volumes of our photovoltaic products during the contract term. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are placed. Such pricing determination method has caused, and is expected to continue to cause, fluctuations in our revenues and results of operations. In 2015, our top three customers, Jinko Solar, Jinneng Clean Energy and Meike Silicon Energy, accounted for approximately 19.3%, 11.2% and 10.0% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 40.5% of our total revenues. In 2016, our top three customers, Jinko Solar, Meike Silicon Energy and Konca Solar, accounted for approximately 21.3%,8.6% and 7.3% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 37.1% of our total revenues. In 2017, our top three customers, Jinko Solar, Longi and Meike Silicon Energy, accounted for approximately 12.3%, 11.1% and 11.1% of our total revenues, respectively, and the three customers in aggregate accounted for approximately 34.5% of our total revenues.

Note:

(1)	The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 1,316 MT, 1,968 MT and 1,944 MT in 2015, 2016 and 2017, respectively.

Cost of revenues

Our cost of revenues primarily consists of:

•	depreciation of property, plant and equipment;

•	electricity and other utilities, such as steam, water and natural gas;

•	raw materials, including metallurgical grade silicon, liquid chlorine, nitrogen, calcium oxide and hydrogen; and

•	direct labor, including salaries and benefits for personnel directly involved in production activities.

Due to our capacity expansion, depreciation in absolute terms had increased significantly prior to 2014. Depreciation in absolute terms has decreased significantly in 2014, primarily as a result of our revision to the expected useful lives of fixed assets during the first quarter of 2014 and the deconsolidation of our former variable interest entity as of December 30, 2013. Along with the full ramp-up of Phase 2B polysilicon expansion project since August 2015, the depreciation in absolute terms increased significantly in 2015 and 2016 due to higher production volume. Depreciation in absolute terms continued to increase in 2017 as we fully ramped up Phase 3A polysilicon expansion project in the first quarter of 2017. Depreciation would resume its upward trend if we were to further expand our polysilicon production capacity or conduct technology improvement. We also expect that our total cost of revenues will increase as we increase our sales volume.

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

Research and development expenses

Our research and development expenses consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses to increase in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products, and expand our polysilicon manufacturing business. Our research and development expenses in 2015, 2016 and 2017 primarily resulted from continuous technology improvement projects for polysilicon and wafer production.

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

Fixed asset impairment loss

We recognized $158.4 million impairment loss for the long-lived assets of our polysilicon facilities in 2013. The impairment loss of long-lived assets of our polysilicon facilities recognized in 2013 reflected the impact of year-on-year market challenges and in particular reductions in average selling prices of our products in that year as described above, without similar reductions in costs of production, that have had an adverse effect on the profit-generating ability of these assets. No impairment loss of long-lived assets was recognized in 2014. We recognized an impairment loss of $1.6 million, $0.2 million and $3.0 million in 2015, 2016 and 2017, respectively, which was related to certain identified assets in Chongqing that were not transferrable and could not be reutilized in our Xinjiang expansion project.

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

Chongqing Daqo, our wholly owned Chinese subsidiary and a foreign-invested enterprise established in the central and western region in China, is entitled to a preferential income tax rate of 15% from the date of its establishment to December 31, 2010. Chongqing Daqo is qualified as a “Chongqing Municipality High and New Technology Enterprise,” which entitles it to a preferential income tax rate of 15%. Chongqing Daqo received its first qualification in November 2009 for a three-year period. The status was renewed in November 2015 for an additional three years until 2017 and the status can be renewed for additional three-year terms upon Chongqing Daqo’s application and the government’s approval. In November 2014, Xinjiang Daqo, another wholly owned Chinese subsidiary, obtained “High and New Technology Enterprise” certificate for a valid period of three years till 2016, which entitles it to enjoy the preferential income tax rate of 15%. We have successfully renewed the certificate for an additional three years until 2019 and will continue to apply for renewal of the certificate after its expiration.

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

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. We make subjective judgments in determining the independent cash flows that can be related to a specific asset group based on the asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in the operations by comparing the carrying value of the asset group to the estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value. We determine the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporate assumptions that it believes marketplace participants would utilize. The impairment charges for the years ended December 31, 2015, 2016 and 2017 were $1.6 million, $0.2 million and $3.0 million, respectively. In August 2014, our Board of Directors approved the launch of an early stage research of the Phase 3 expansion in our Xinjiang polysilicon facilities. After a comprehensive analysis of the capacity and comparability of the Chongqing machinery and equipment, we concluded that it would be more efficient to use part of the machinery and equipment in Phase 3, rather than using all of them in Phase 2 project. The change to the relocation plan indicated that the carrying amount of our polysilicon asset group may not be recoverable. We performed the technology feasibility and economic viability research, and the recoverability test, with the estimate of future cash flows by using certain significant assumptions, such as the estimated future selling prices of polysilicon, production costs and projected sales volumes. We estimated such significant assumptions with reference to the historical records, industry analysis reports, current indications of customer demand and management’s experience. As a result, we concluded that the estimated sum of the undiscounted cash flows expected to be generated from the use and eventual disposition of the polysilicon group were in substantial excess of the carrying amount, and no impairment was noted as of December 31, 2014. The impairment loss of $1.6 million, $0.2 million and $3.0 million incurred in 2015, 2016 and 2017, respectively, were related to certain identified assets in Chongqing that were not transferrable and could not be reutilized in our Xinjiang expansion project. Regarding the wafer asset group, there was no impairment indicator noted as of December 31, 2015, 2016 and 2017.

Share-based compensation expenses

We recognize share-based compensation in the statement of operations based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to us in exchange for the equity award. We have made an estimate of expected forfeiture and is recognizing compensation costs only for those equity awards to vest. The share-based compensation expenses have been classified as either selling, general and administrative expenses or cost of sales, depending on the job functions of the grantees.

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

On January 12, 2015, we modified the exercise price to $0.87 for a total number of 6,274,166 previously granted options, in order to provide appropriate incentives to certain of our employees and executive officers. The fair value of the options under revised terms was $0.55 and $0.52. The total incremental cost associated with the modification was $241,557, of which $60,107 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of $181,470 are recognized over a weighted-average period of 2.91 years.

On September 9, 2015, we modified the exercise price to $0.59 for a total number of 12,569,166 options for five batches granted on Jan 28, 2014, Jan 12, 2015 and July 06, 2015, in order to provide appropriate incentives to certain of our employees and executive officers. The fair values of the options under revised terms were $0.38, $0.35, $0.38, $0.37 and $0.40, respectively. The total incremental cost associated with the modification was $282,581, of which $123,322 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of $159,259 are recognized over a weighted-average period of 2.85 years.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2015 US$	2016 US$	2017 US$
Revenues
Polysilicon	125,916,457	167,530,309	294,073,020
Wafers	56,124,511	61,570,902	58,779,131

Total revenue	182,040,968	229,101,211	352,852,151
Cost of revenues	(144,491,083)	(148,672,693)	(209,379,466)
Gross profit	37,549,885	80,428,518	143,472,685
Operating expenses/income:
Selling, general and administrative expenses	(12,603,824)	(16,104,057)	(17,664,471)
Research and development expenses	(923,664)	(4,001,438)	(880,981)
Other operating income	3,824,881	5,325,336	6,769,704
Long-lived asset impairment	(1,622,588)	(198,689)	(2,987,668)
Total operating expenses	(11,325,195)	(14,978,848)	(14,763,416)
income from operations	26,224,690	65,449,670	128,709,269
Interest expense	(13,173,958)	(14,568,158)	(18,005,329)
Interest income	493,995	407,996	487,230
Exchange (loss) gain	640,678	(7,422)	(3,544)
Income before income taxes	14,185,405	51,282,086	111,187,626
Income tax expense	(1,137,821)	(7,358,089)	(17,332,226)
Net income	13,047,584	43,923,997	93,855,400
Net income attributable to noncontrolling interest	90,695	430,241	1,014,272
Net income attributable to Daqo New Energy Corp.’s shareholders	12,956,889	43,493,756	92,841,128

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Total revenues. Our total revenues increased by 54.0% from $229.1 million in 2016 to $352.9 million in 2017.

Revenue from product sales of polysilicon. The revenue derived from product sales of polysilicon was $294.1 million in 2017, representing an increase of 75.5% from $167.5 million in 2016. All of the polysilicon sold in 2017 and 2016 was manufactured in our Xinjiang facilities. During the first quarter of 2017, we successfully ramped up our Phase 3A expansion project, which increased our annual capacity from 12,150 MT to 18,000 MT. During the whole year of 2017, we were running our Xinjiang polysilicon facilities at full capacity. As a result, our annual polysilicon production volume increased by 54.6% from 13,068 MT in 2016 to 20,200 MT in 2017. Accordingly, our external polysilicon sales volume increased by 64.9% from 10,883 MT in 2016 to 17,950 MT in 2017. Moreover, our annual polysilicon average selling prices also improved from $15.42/kg in 2016 to $16.41/kg in 2017.

Revenue from product sales of wafers. The revenue derived from the sales of wafers were $58.8 million in 2017, representing a decrease of 4.5% from $61.6 million in 2016. Wafer sales volume was 98.0 million pieces in 2017, representing an increase of 18.4% from 82.8 million pieces in 2016. The decrease in wafer revenues as compared to 2016 was primarily due to lower ASPs.

Total Cost of revenues. Our cost of revenues increased by 40.8% from $148.7 million in 2016 to $209.4 million in 2017.

Cost of revenue from product sales of polysilicon. The cost of revenue from product sales of polysilicon was $153.4 million in 2017, increased by 59.3% from $96.3 million in 2016. Our polysilicon external sales volume increased by 64.9% from 10,883 MT in 2016 to 17,950 MT in 2017. The increase in cost of revenue from product sales of polysilicon was attributable to the increase in polysilicon external sales volume, to a lesser extent the reduction in average unit production cost of polysilicon.

Cost of revenue from product sales of wafers. The cost of revenue from product sales of wafers increased by 6.8% from $52.4 million in 2016 to $56.0 million in 2017. The increase was primarily due to higher sales volume partially offset by a lower unit cost in 2017 as compared to 2016. Our wafers sales volume increased by 18.4% from 82.8 million pieces in 2016 to 98.0 million pieces in 2017, but the wafers unit cost lowered by 6.4% in 2017.

Gross profit. We had a gross profit of $143.5 million in 2017, an increase of 78.4% from $80.4 million in 2016. Gross margin was 40.7% in 2017, compared to 35.1% in 2016. The improvement in gross profit and gross margin was primarily attributable to our polysilicon sector due to higher sales volume, increase of average selling prices and further decrease of unit cost mentioned above.

Gross profit from product sales of polysilicon. Excluding the idle cost related the Chongqing polysilicon facility, our polysilicon business had a gross profit of $143.1 million in 2017, representing an increase of 83.1% from $78.2 million in 2016. In 2017, we successfully reduced our annual polysilicon total production cost by 5.8% from $9.38/kg in 2016 to $8.84/kg in 2017 and increased our polysilicon external sales volume by 64.9% from 10,883 MT in 2016 to 17,950 MT in 2017. Moreover, our annual polysilicon average selling price also improved from $15.42/kg in 2016 to $16.41/kg in 2017.

Gross profit from product sales of wafers. Our wafer business had a gross profit of $2.8 million in 2017, representing a decrease of 69.6% from $9.2 million in 2016. Although our wafers sales volume increased by 18.4% from 82.8 million pieces in 2016 to 98.0 million pieces in 2017, our annual average selling prices of wafers products were lower in 2017 as compared to 2016.

Selling, general and administrative expenses. Our selling, general and administrative expenses were $17.7 million in 2017, compared to $16.1 million in 2016. The increase in selling, general and administrative expenses was primarily due to increased shipping cost, as a result of higher polysilicon shipping volume.

Research and development expenses. Our research and development expenses were $0.9 million in 2017, compared to $4.0 million in 2016. The research and development expenses vary from period to period reflecting the R&D activities that occur in such period.

Fixed asset impairment loss. We recognized $3.0 million and $0.2 million fixed assets impairment loss for our Chongqing polysilicon facilities in 2017 and 2016, respectively. The Company has relocated and will continue to relocate some of the Company’s temporarily idle polysilicon machinery and equipment in Chongqing to the Company’s Xinjiang polysilicon manufacturing facility. However, after further evaluations, some assets were identified as not transferrable and/or not able to be reutilized by its Xinjiang polysilicon manufacturing or expansion projects. Thus, such assets were recorded as the impairment loss of long-lived assets.

Other operating income. Other operating income was $6.8 million in 2017, compared to $5.3 million in 2016, and mainly consisted of unrestricted cash subsidies that we received from local government authorities, which varies from period to period at the discretion of the applicable local government authorities.

Net interest expense. Our net interest expenses were $17.5 million in 2017, compared to $14.2 million in 2016. The increase was primarily due to the decrease in capitalized interest expense.

Income tax expense. Income tax expenses were $17.3 million in 2017, compared to $7.4 million in 2016.

Net income attributable to our shareholders. As a result of the factors described above, we had net profit attributable to our shareholders of $92.8 million in 2017, an increase of 113.5% from $43.5 million in 2016.

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

Recent Accounting Pronouncements

In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

Inflation

In recent years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B. Liquidity and Capital Resources

Liquidity

Our liquidity situation improved in 2017 as compared to 2016 and 2015. Overall, our cash and cash equivalents balance increased by $7.4 million, $1.5 million and $44.7 million in 2015, 2016 and 2017, respectively. Net cash provided by operating activities was $66.4 million, $98.7 million and $142.7 million in 2015, 2016 and 2017, respectively. Net cash used in investing activities was $74.1 million, $66.1 million and $63.1 million in 2015, 2016 and 2017, respectively. Net cash provided by financing activities was $15.2 million in 2015, and net cash used in financing activities was $30.3 million and $37.4 million in 2016 and 2017, respectively.

As of December 31, 2017, we believe that our cash, cash equivalents, cash flows from operating activities, financial support from Daqo Group and its affiliates, and continued support from financial institutions located in the PRC in the form of renewed and additional operating loans will be sufficient to meet our working capital, capital expenditure and repayment of bank borrowings needs that will arise in 2018 and beyond.

The following significant developments in 2017 have impacted our liquidity or are expected to impact our liquidity:

•	During the year ended December 31, 2017, we experienced positive cash flow from operations of $142.7 million. We believe we will continue to generate positive operating cash flow in 2018.

•	For the year ended December 31, 2017, we generated an operating income of $128.7 million. We believe that we will continue to generate positive operating income in 2018.

•	As of December 31, 2017, our current liabilities exceeded our current assets by $74.1 million. Amounts due to related parties of $6.8 million are included as current liabilities. As part of the financial support Daqo Group and its affiliates provides to us, Daqo Group has indicated that they will not require us to repay our debt to them before April 1, 2019. While we had cash and cash equivalents of $60.7 million as of December 31, 2017, we had short-term bank borrowings (including current portion of our long-term debt) of $99.3 million all due within one year. The current portion of our long-term debt amounted to $30.9 million, such long-term debt being restricted to purchases of fixed assets and not expected to be renewed.

•	We completed the construction of our Phase 3A expansion project in December 2016. In addition to the equipment which is being relocated from the Phase 1 polysilicon facilities to Xinjiang facilities, the total capital expenditure for our Phase 3A expansion is expected to be approximately $89.0 million, of which $75.2 million had been spent as of December 31, 2017. During 2017, we had incurred expenses of $0.2 million in connection with relocation costs related to the machinery and equipment from Chongqing that has been installed at our Phase 3A facilities.

As noted above, we believe cash flow from operating activities, combined with the financial support from Daqo Group and its affiliates, our existing cash and cash equivalents, operating loans, facilities currently available, and those expected to be renewed will be sufficient to satisfy our obligations when they come due.

The following plans and actions are being taken to effectively manage our liquidity:

•	We performed a review of our cash flow forecasts for the twelve months period ending March 31, 2019, and believe that our operating cash flow will be positive during the twelve month period ending March 31, 2019.

•	We have been taking a number of cost reduction initiatives, including several technology improvement projects and Phase 3B polysilicon capacity expansion in Xinjiang.

•	On February 23, 2018, we obtained a letter of financial support from Daqo Group, which has committed to provide sufficient financial support to us to ensure that we have the funds required to satisfy our obligations as they come due during the twelve months ending March 31, 2019. Further, the support letter provides that Daqo Group will not require us to repay the amount owed to the Daqo Group and subsidiaries of Daqo Group before April 1, 2019, which amount totaled $6.1 million as of December 31, 2017.

•	As of December 31, 2017, we have available bank borrowing facilities of $2.3 million. While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we have renewed or rolled over most of our short term bank loans upon the maturity of the loans and believe that we will continue to be able to do so.

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

	Year Ended December 31,
	2015	2016	2017
	(in thousands of US$)
Net cash provided by operating activities	66,425	98,672	142,705
Net cash (used in) investing activities	(74,132)	(66,123)	(63,110)
Net cash provided by (used in) financing activities	15,242	(30,278)	(37,355)
Effect of exchange rate changes	(114)	(774)	2,450
Net (decrease) / increase in cash and cash equivalents	7,421	1,497	44,690
Cash and cash equivalents at the beginning of the year	7,068	14,490	15,987
Cash and cash equivalents at the end of the year	14,490	15,987	60,677
Supplemental disclosure of cash flow information:
Interest paid	13,285	14,216	18,031
Income taxes paid	2,727	2,999	9,526
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable and notes payable	52,523	62,275	25,426
Purchases of property, plant and equipment included in amount due to related parties	263	3,351	1,826

Our cash and cash equivalents increased by $7.4 million, $1.5 million and $44.7 million in 2015, 2016 and 2017, respectively. As of December 31, 2017, we had $12.0 million in restricted cash and $60.7 million in cash and cash equivalents. Restricted cash was primarily comprised of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit and bank notes. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturities of three months or less.

As of December 31, 2017, we had a working capital deficit (total current assets less total current liabilities) of $74.1 million. We had cash, cash equivalents and restricted cash of $72.7 million and short-term and long-term borrowings of $99.3 million and $113.6 million, respectively, as of December 31, 2017. In addition, we have a total capital commitment of $39.9 million. As such, Daqo Group and its affiliates have indicated that they will provide sufficient financial funding to support the Company’s operation between January 1, 2018 and March 31, 2019, and we does not have to repay us this amount before April 1, 2019. In addition, as of December 31, 2017, we had unused committed and available project bank loan facilities of $2.3 million (RMB15 million) from China Everbright Bank.

In summary, our continuation as a going concern is dependent upon continued financial support from Daqo Group, our ability to continue to obtain other sources of financing and our operating cash flow in 2018. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We had a significant working capital deficit as of December 31, 2017. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, we will face the risk of not being able to continue as a going concern.”

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2017 was $142.7 million, primarily resulting from $354.7 million of cash we received from the sale of our products, partially offset by our payments for raw materials and utilities of $123.5 million, taxes paid of $45.3 million, employee salaries and welfare payments of $25.2 million and interest expense payments of $18.0 million. We generated positive operating cash flow in 2017. The improvement was primarily due to the expansion in our polysilicon manufacturing capacity and our continuous cost reduction efforts at our Xinjiang facilities.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2017 was $63.1 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $67.8 million, partially offset by the increase in restricted cash of $4.8 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit and the notes in support of our purchases of property, plant and equipment.

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

Financing Activities

Net cash used in financing activities for the year ended December 31, 2017 was $37.4 million, primarily resulting from the repayment of amounts due to related parties in the amount of $83.8 million partially offset by cash received from related parties in the amount of $63.2 million, and the repayment of bank borrowings in the amount of $111.0 million partially offset by proceeds received from by the bank borrowings in the amount of $92.0 million.

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

Capital Expenditures

In 2015, we made capital expenditures of $42.7 million for the Phase 2B project and technology improvements at our polysilicon facilities in Xinjiang and $1.7 million for the Phase 3A expansion project for our polysilicon facilities in Xinjiang. In 2016, we also made capital expenditures of $52.5 million for the Phase 3A expansion project for our polysilicon facilities in Xinjiang. In 2017, we made capital expenditures of $21.0 million for the Phase 3A expansion project and $11.3 million for the Phase 3B expansion project for our polysilicon facilities in Xinjiang.

We are in the process of relocating certain machinery and equipment from our facilities in Chongqing to our Xinjiang facilities, which has reduced the capital expenditure requirements for our Phase 2B and 3A projects. In addition, we utilized approximately 81% of our current machinery and equipment as measured by its book value as of December 31, 2017, and have determined that the remaining machinery and equipment can be more efficiently and cost-effectively used in our potential future expansions, which will reduce our capital expenditure requirements in future expansions.

Our capital expenditures will increase in the future. We expect that the total capital expenditure for our Phase 3B expansion will be approximately $143.1 million, of which $11.3 million had been spent as of December 31, 2017. In the event that we conduct potential expansion projects in the future, we expect that completion of any such expansion projects will be subject to obtaining additional funding, and we intend to use cash generated from operating activities and take other actions to obtain alternative sources of financing, such as obtaining loan facilities from financial institutions, obtaining financial support from Daqo Group and its affiliates or entering into capital arrangements to meet our capital expenditure requirements. In contrast, the average unit production cost decreased from our Phase 1 to Phase 3B for the year ended December 31, 2017. The cost per unit in Phase 1, Phase 2A, Phase 2B, Phase 3A and Phase 3B was $114.0/kg, $56.8/kg, $26.7/kg, $16.5/kg and $11.9/kg for the year ended December 31, 2017. For additional information, see also “— Liquidity and Capital Resources” and “Item 4. Information on the Company — B. Business Overview — Manufacturing Capacity” in this annual report.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development.” See “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Market Trends

Global solar PV installations in 2017 totaled approximately 100 GW, representing a 37% increase from 73 GW in 2016. China continued to rank as the largest solar PV market globally with total installations of 53 GW in 2017, with the United States, India and Japan ranking the top four globally in 2017. According to the latest solar PV market report from IHS, we may see a single digit growth in global solar PV market in 2018, and the solar PV market may grow even faster in 2019.

Operational Trends

We successfully completed the construction of our Phase 2A facilities in Xinjiang in September 2012 and fully ramped up capacity to 5,000 MT at our Phase 2A facilities prior to the end of March 2013. We also completed a “debottlenecking” project prior to the end of 2013, which increased our annual capacity to 6,150 MT. We fully ramped up capacity of our Phase 2B expansion project and expanded the production capacity at our Xinjiang polysilicon facilities to 12,150 MT. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. As a result, we lowered our production cost of polysilicon (including depreciation) and cash cost (excluding depreciation) to $9.74/kg and $7.69/kg, respectively, in the fourth quarter of 2015. In 2016, we continued to focus on polysilicon manufacturing improvement to further lower our cost structure. We achieved our record low cost structure in the third quarter of 2016, with production cost (including depreciation) and cash cost (excluding depreciation) of $8.66/kg and $6.88/kg, respectively. We completed the construction and installation of Phase 3A by the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our board of directors approved Phase 3B expansion project. We expect to complete the entire Phase 3B project and begin pilot production in the first half of 2019 and reach full capacity of 30,000 MT by mid-2019. Upon the full operation of our Phase 3B expansion project, we expect to further reduce our production cost, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale.

Since 2014, we have been running our wafer business in full capacity and improved the quality and efficiency for our wafer products. In May 2014, we established in-house slurry recovery system, which helps us to lower the wafer production cost. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement. We upgraded our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and increased our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch. We also increased our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market. By the end of the second quarter of 2016, we successfully completed this project and increased our annual wafer capacity from the 87 million pieces to approximately 100 million pieces. By the year end of 2017, we have successfully switched our slicing technology from traditional slurry wire saws to diamond saws which enable us to significantly improve our manufacturing efficiency and lower processing cost.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2017 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties as of December 31, 2017. We have not entered into any derivative contracts. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2017:

	Payments due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands of US$)
Contractual obligations:
Long-term debt(1)(2)	144,487	30,899	69,794	39,974	3,820
Interest payment on long-term debt(3)	20,372	7,876	9,697	2,687	112
Capital commitments(4)	39,853	39,853	—	—	—
Operating lease obligations(5)	1,070	1,058	12	—	—
Total obligations	205,782	79,686	79,503	42,661	3,932

Notes:

(1)	Excludes interest payments.

(2)	As of December 31, 2017, long-term bank loans including the current portion in the amount of $144.5 million, of which $3.1 million were guaranteed by Daqo Group. The rest of long-term loans in amount of $141.4 million were guaranteed by Daqo Group, Chongqing Daqo and three affiliated companies under Daqo Group.

(3)	All long-term bank borrowings are bearing the variable interests, which are based on the five-year long term interest rate issued by People’s Bank of China, and the interest payments are calculated based on the current interest rate in effect of each borrowing.

(4)	Represents commitments relating to our purchase of property, plant and equipment for our production capacity expansion, including payment commitments to our project contractors.

(5)	Represents Chongqing Daqo’s obligation under the lease agreement with Daqo New Material and Daqo Group until December 2018 and April 2019, respectively.

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “it is possible” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information — D. Risk Factors” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any forward-looking statement in this annual report on Form 20-F, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; and the reduction in or elimination of government subsidies and economic incentives for solar energy applications. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Guangfu Xu	75	Chairman of the board of directors
Longgen Zhang	54	Chief executive officer and director
Xiang Xu	47	Director
Dafeng Shi	46	Director
Gongda Yao	60	Director
Fumin Zhuo	66	Independent director
Rongling Chen	75	Independent director
Minsong Liang	49	Independent director
Shuming Zhao	65	Independent director
Arthur Wong	58	Independent director
Ming Yang	44	Chief financial officer
Qiangmin Zhou	50	Chief technology officer
Shihua Su	43	Chief marketing officer

Mr. Guangfu Xu is the chairman of our Board of Directors. Mr. Xu is principally responsible for formulating our strategic development objectives. Mr. Xu has been the chairman and general manager of Daqo Group since January 1984 and currently holds directorship positions with 27 subsidiaries and affiliated entities of Daqo Group. Mr. Xu has served as chairman of our board of directors since our incorporation in November 2007. Mr. Xu joined Xinba General Company, the predecessor entity of Daqo Group, in 1966 and has been instrumental in building Daqo Group from a small township and village enterprise to a leading manufacturer of electrical systems in China. Mr. Xu is a member of the Ninth People’s Congress of Jiangsu Province and the vice chairman of the Standing Committee of the Ninth Yangzhong City People’s Congress. Mr. Xu was named a National Township and Village Entrepreneur by the Ministry of Agriculture of China in 2001 and 2002 and a Pioneer in Electricity Industry in 2012. Mr. Xu graduated from secondary school in 1960.

Mr. Longgen Zhang is our chief executive officer. He has strong expertise across the global solar industry and financial markets. From 2008 to 2014, Mr. Zhang served as the chief financial officer of Jinko Solar (NYSE: JKS), a global leader in the solar industry that distributes solar products and sells solutions and services to a diversified international utility, commercial, and residential customers. Prior to that, Mr. Zhang served as a director and the chief financial officer of Xinyuan Real Estate (NYSE: XIN) from 2006 to 2008. Mr. Zhang served as the chief financial officer at Crystal Window and Door Systems, Ltd. in New York from 2002 to 2006. Currently, Mr. Zhang serves as a director of Jinko Solar and ZZ Capital International Limited (HKSE: 08295). Mr. Zhang received a master’s degrees in professional accounting and in business administration from West Texas A&M University and a bachelor’s degree in economic management from Nanjing University in China. Mr. Zhang is a member of American Institute of Certified Public Accountants.

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

Dr. Gongda Yao is one of directors. Dr. Yao has extensive experience in the electronic development and manufacturing industry. Dr. Yao had been working for the Company from August 2008 to January 2018 as chief executive officer and he resigned from the position of CEO in January 2018. Before joining in Daqo, Dr. Yao served as the vice president and China general manager for Applied Materials from October 2006 to July 2008. Dr. Yao was also the vice president and general manager of the Integrated Metal Business Unit of Novellus Systems from October 2005 to October 2006, and vice president of operations at Ciwest Semiconductor Company from April 2005 to October 2005. Before that, Dr. Yao worked for Applied Materials at various management positions for 11 years. Dr. Yao received his Ph.D. in materials science & engineering from the State University of New York at Stony Brook in 1992, his master's degree in materials science from Tongji University and the Chinese Academy of Science in 1984 and his bachelor's degree in theoretical physics from Shanghai University of Science and Technology in 1982. Dr. Yao holds more than 10 U.S. patents and has authored or co-authored more than 40 technical articles and papers.

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

Mr. Rongling Chen is one of our independent directors. Mr. Chen has served as our director since October 2010. He has served as Senior Advisor for ASML China since May 2015. He is also an independent director to Tianjin Zhonghuan Semiconductor Co., Ltd., a company listed on Shenzhen Stock Exchange. Between 2010 and 2012 Mr. Chen was a vice president of Applied Materials and chief administration officer of Applied Materials China. Mr. Chen was an executive advisor of IMEC, a leading advanced semiconductor R&D center based in Belgium, and also a senior advisor and chairman of China advisory board to SEMI, a global industry association serving the manufacturing supply chains for the microelectronic, display and photovoltaic industries. Mr. Chen started working for Applied Materials in 1984, and has served in various senior positions, including vice president, chairman of Applied Materials China and head of China marketing and corporate affairs, before retiring in 2012. Mr. Chen received his bachelor’s degree in semiconductor devices and materials from Zhe Jiang University.

Dr. Minsong Liang is one of our independent directors. Dr. Liang has served as our director since October 2011. Dr. Liang is currently a co-managing partner of CLA Partners, a boutique investment banking firm in China. Dr. Liang serves as an independent director to Yunnan International Trust & Investment Co., Ltd., a financial services company in China. Prior to joining CLA Partners, Dr. Liang has held various advisory positions at China Securities Regulatory Commission and State-owned Assets Management Commission of Yunnan Province. Dr. Liang received his Ph.D. in economics from the University of Michigan at Ann Arbor and J.D. from New York University School of Law. He received his bachelor’s degree in economics from Beijing University.

Mr. Shuming Zhao is one of our independent directors. Mr. Zhao has served as our director since October 2011. Mr. Zhao is senior professor and honorary dean of the School of Business, Nanjing University, China. In addition, Mr. Zhao is a distinguished visiting professor at the College of Business, the University of Missouri-St. Louis, USA; and visiting professor at Peter Drucker Graduate School of Management, Claremont Graduate University, USA. Mr. Zhao serves as independent directors of MFC Bancorp Ltd., a NYSE-listed company. Mr. Zhao received his bachelor’s degree in English language and literature from Nanjing University and a master’s degree in education and a Ph.D. in management, both from Claremont Graduate University, USA.

Mr. Arthur Wong is one of our independent directors. Mr. Wong has served as our director since December 2012. Mr. Wong is the Chief Financial Officer of Beijing Radio Cultural Transmission Company Limited. He currently serves as an independent director and Chairman of the Audit Committee of another US-listed companies, China Automotive Systems, Inc., and a Hong Kong Stock Exchange-listed company, Maple Leaf Educational Systems Limited. From 2008 to 2012, Mr. Wong served as Chief Financial Officer for Asia New-Energy, Nobao Renewable Energy and GreenTree Inns Hotel Management Group sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, most recently as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

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

B. Compensation

In 2017, our aggregate payments of cash to directors or executive officers was approximately $1.6 million. See “— Share Incentive Plans.” Our PRC subsidiaries are and were required, as the case may be, by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. We have accrued or set aside, in the aggregate, approximately $6.1 thousand for pension or similar retirement benefits for our executive officers and directors, as required under PRC laws, for the fiscal year ended December 31, 2017. Other than the aforementioned statutorily required contributions, we have not set aside or accrued any other amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

As of the date of this annual report, excluding the expired and cancelled options, we have granted options to purchase a total of 28,207,985 of our ordinary shares, of which options to purchase a total of 7,644,316 ordinary shares are outstanding as of the date of the annual report, and 9,996,842 restricted share units, all of which are outstanding as of the date of the annual report, under these plans.

The following table summarizes the options granted to our senior executive officers, directors and to other individuals as a group since 2014, without giving effect to the options that were exercised or terminated, if any.

Name	Number of Shares*	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Directors and officers as a group	4,654,166	$0.59	January 28, 2014	January 27, 2024
	6,185,625	$0.59	January 12, 2015	January 11, 2025
	1,000,000	$0.59	July 6, 2015	July 5, 2025
	9,879,992	N/A	February 3, 2017	February 2, 2027
Other individuals as a group	1,530,000	$0.59	January 28, 2014	January 27, 2024
	948,750	$0.59	January 12, 2015	January 11, 2025
	2,774,000	N/A	February 3, 2017	February 2, 2027
Total	26,972,533

*	“Number of Shares” refers to the number of ordinary shares that can be acquired upon exercise of the options; in the case of restricted share units, “Number of Shares” refers to the number of restricted share units and “Exercise Price” is marked as not application (N/A). “Number of Shares” includes options and restricted share units that were exercised or terminated, if any.

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

In 2017, our audit committee held meetings or passed resolutions by unanimous written consent four times.

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

In 2017, our Compensation Committee held meetings or passed resolutions by unanimous written consent once.

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

In 2017, our Corporate Governance and Nominating Committee held meetings or passed resolutions by unanimous written consent once.

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

D. Employees

As of December 31, 2017, we employed 1,702 employees, including 947 in manufacturing, 141 in equipment maintenance, 86 in quality assurance, 14 in purchasing, 370 in research and development, 10 in sales and marketing and 134 in general and administrative. In addition, we engaged independent contractors and temporary personnel from time to time. All of these employees and independent contractors are located at our facilities in Chongqing and Xinjiang, China. As of December 31, 2017, we employed approximately 48 temporary personnel through third-party contractors. We had a total of 1,624, 1,813 and 1,702 employees as of December 31, 2015, 2016 and 2017, respectively.

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

We believe we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or any difficulty in recruiting staff for our operations.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below are based on 270,918,702 ordinary shares outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Guangfu Xu(1)	43,787,500	16.2%
Xiang Xu(2)	41,158,958	15.2%
Dafeng Shi(3)	7,739,167	2.9%
Longgen Zhang(4)	*	*
Gongda Yao(5)	*	*
Fumin Zhuo(6)	*	*
Rongling Chen(7)	*	*
Minsong Liang(8)	*	*
Shuming Zhao(9)	*	*
Arthur Wong(10)	*	*
Ming Yang(11)	*	*
Qiangmin Zhou(12)	*	*
Shihua Su(13)	*	*
All directors and executive officers as a group	95,362,620	35.2%

Principal Shareholders:
Gold Intellect Limited(14)	39,000,000	14.4%
Duke Elite Limited(15)	25,641,025	9.5%
Numeric Investors LLC(16)	15,536,150	5.9%
Plenty China Limited(17)	14,820,000	5.5%

*	Beneficially owns less than 1% of our ordinary shares

Notes:

(1)	Consists of 39,000,000 shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu, and 3,687,500 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Guangfu Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.

(2)	Consists of (i) 1,025,641 ADSs, representing 25,641,025 Ordinary Shares, beneficially owned by Duke Elite Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, (ii) 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, and (iii) 1,716,667 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Xiang Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.

(3)	Consists of 5,449,584 shares held by Lucky Prosper Investments Limited, a British Virgin Islands company wholly owned and controlled by Mr. Dafeng Shi, and 1,716,667 shares issuable upon exercise of options held by Mr. Shi that are exercisable within 60 days of the date of this annual report. Mr. Dafeng Shi’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Shi is a director of our company.

(4)	The business address of Mr. Zhang is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(5)	The business address of Dr.Yao is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(6)	The business address of Mr. Zhuo is Unit 3501, Two IFC, 8 Century Avenue, Pudong District, Shanghai, China.

(7)	The business address of Mr. Chen is No.585, Jianguoxi Road, Shanghai, PRC.

(8)	The business address of Mr. Liang is Room 806, Tower C, Vantone Center, No. 6 Chaoyangmenwai Street, Chaoyang District, Beijing, PRC.

(9)	The business address of Mr. Zhao is 2002 Anzhong Building, School of Business, Nanjing University, 16 Jinyin Jie, Nanjing, PRC.

(10)	The business address of Mr. Wong is Room 906, 16th Floor, Huamao Building, No. 89 Jianguo Road, Chaoyang District, Beijing, PRC.

(11)	The business address of Mr. Yang is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(12)	The business address of Mr. Zhou is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC.

(13)	The business address of Mr. Su is No.666, Longdu Avenue, Wanzhou District, Chongqing City, PRC

(14)	Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.

(15)	Duke Elite Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company represented by ADSs held by Duke Elite Limited.

(16)	Based on the Schedule 13G filed on January 29, 2018. The business address of Numeric Investors LLC is 470 Atlantic Avenue, 6th Floor, Boston, MA 02210, the United States.

(17)	Plenty China Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzheng, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company held by Plenty China Limited.

To our knowledge, as of the date of this annual report, 179,214,040 ordinary shares, representing approximately 66.2% of our total outstanding shares (including 15,000,000 ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans), were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our directors or executive officers that are shareholders or principal shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Related party transactions with Daqo Group

In 2015, our company received interest free loans of $15,043,550 from Daqo Group and repaid $20,217,257 during the same year.

In June 30, 2016, Chongqing Daqo entered into a three-year loan agreement with Daqo Group, which assumed the outstanding loans that were previously extended by Daqo Solar to Chongqing Daqo in the amount of $29,475,633 (RMB204.7 million), with an interest rate 20% above the three-year long term issued by People’s Bank of China. Pursuant to this loan agreement, Chongqing Daqo has the obligation to repay the principal and interest to Daqo Group instead of Daqo Solar starting from June 30, 2016. As of December 31, 2016, Chongqing Daqo had repaid $15,059,000 (RMB100 million) and was charged $850,380 interest expense. Our company also repaid $10,974,807 interest free loans in 2016. In addition, our company recorded $27,997 rental expenses in 2016 under the lease agreement with Daqo Group.

In 2017, Chongqing Daqo had repaid all the remaining $15,495,451( RMB104.7 million) and was charged $440,368 interest expense. Our company also received and repaid $2,696,513 interest free loans in 2017. In addition, our company recorded $37,756 rental expenses in 2017 under the lease agreement with Daqo Group.

Related party transactions with Zhenjiang Daqo

In 2015, our company sold $2,885,057 in wafers and $8,226,182 in polysilicon to Zhenjiang Daqo.

In 2016, our company sold $9,901,955 in wafers and OEM, and $1,292,242 in polysilicon to Zhenjiang Daqo, respectively.

In 2017, our company sold $13,442,273 in wafers to Zhenjiang Daqo.

Related party transactions with Daqo Solar

In 2015, our company received interest free loans of $127,060,826 from Daqo Solar and repaid $151,990,672 during the same year. Further, our company sold $783,705 in wafer to Daqo Solar.

In 2016, our company received interest free loans of $60,300,896 from Daqo Solar and repaid $68,766,506 during the same year.

In 2017, our company received interest free loans of $40,089,689 from Daqo Solar and repaid $40,388,195 during the same year.

Related party transactions with Xinjiang Daqo Investment

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

In 2017, our company received interest free loans of $14,356,000 from Xinjiang Daqo Investment and repaid $14,356,000 during the same year.

Related party transactions with Nanjing Daqo

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

In 2017, our company received interest free loans of $6,029,877 from Daqo New Material and repaid $10,818,493 during the same year. In addition, our company purchased fixed asset in the amount of $7,390,693 from Daqo New Material. And our company recorded $976,800 rental expenses in 2017 under the lease agreement with Daqo New Material.

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

In 2017, our company purchased fixed asset in the amount of $715,361 from Chongqing Daqo Tailai.

Related party transactions with other subsidiaries of Daqo Group

In 2015, our company purchased fixed asset and raw material in the amount of $3,488,330 and $22,817, respectively, from other subsidiaries of Daqo Group and repaid interest free loans of $5,295 during the same year.

In 2016, our company purchased fixed asset and raw material in the amount of $2,120,768 and $129,219, respectively, from other subsidiaries of Daqo Group.

In 2017, our company purchased fixed asset and raw material in the amount of $80,240 and $17,651, respectively, from other subsidiaries of Daqo Group.

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

	Trading Price
	High	Low
Annual High and Low
2013	49.59	4.02
2014	56.98	21.78
2015	31.79	11.02
2016	27.60	11.56
2017	63.96	18.01

Quarterly Highs and Lows
First Quarter of 2016	20.90	11.56
Second Quarter of 2016	27.44	17.85
Third Quarter of 2016	25.66	19.11
Fourth Quarter of 2016	24.35	19.28
First Quarter of 2017	27.13	18.05
Second Quarter of 2017	24.25	18.01
Third Quarter of 2017	30.80	19.60
Fourth Quarter of 2017	63.96	28.59

Monthly Highs and Lows
September 2017	29.50	25.03
October 2017	38.71	28.59
November 2017	54.98	38.09
December 2017	63.96	45.09
January 2018	72.50	52.04
February 2018	64.99	45.31
March 2018 (through March 13)	50.40	42.84

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

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China are considered PRC resident enterprises and therefore are subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 provides that a “foreign enterprise controlled by a PRC company or a PRC company group” will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. However, it remains unclear how PRC tax authority will treat an overseas company controlled by PRC natural persons rather than PRC enterprises like Daqo Cayman. The criteria set forth above do not apply to Daqo Cayman directly because Daqo Cayman is currently beneficially owned by Chinese individuals and is not a “foreign enterprise controlled by a PRC company or a PRC company group” and accordingly, we do not believe that Daqo Cayman should be treated as a PRC resident enterprise under the relevant requirements. However, such criteria may be considered relevant in determining Daqo Cayman’s residence. Therefore, we cannot assure you that Daqo Cayman will not be deemed a PRC resident enterprise.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular holders in light of their individual investment circumstances, including holders subject to special tax rules that differ significantly from those discussed below (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, cooperatives, pension plans, partnerships and their partners, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock, holders that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, holders that are traders in securities that have elected the mark-to-market method of accounting, or holders that have a functional currency other than the United States dollar). In addition, this discussion does not address U.S. federal estate, gift, Medicare, or alternative minimum taxes, or any non-United States, state, or local tax considerations, relating to the ownership and disposition of our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our ADSs or ordinary shares.

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

Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2017and we do not anticipate becoming a PFIC in future taxable years, although there can be no assurance in this regard. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any taxes withheld) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the depositary in the case of ADSs or by a U.S. Holder in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or if we are eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the NYSE. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event our company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Chinese Taxation” above), we may be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of the Treasury of the United States has determined is satisfactory for purposes of qualified dividend income treatment and dividends paid with respect to our ADSs or ordinary shares, regardless of whether they are backed by our ADSs, will be treated as qualified dividend income. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Chinese Taxation” above), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credits are complex. Accordingly, each U.S. Holder is advised to consult with its tax advisor regarding the availability.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. Long-term capital gain of noncorporate U.S. Holders is generally eligible for a reduced rate of tax. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the PRC Enterprise Income Tax Law and gain from the disposition of ADSs or ordinary shares is subject to the tax in the PRC (see “Chinese Taxation” above), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income. U.S. Holders are urged to consult with their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of a foreign tax credit under their particular circumstances.

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

Information Reporting

U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult its tax advisor regarding the application of the United States information reporting rules and backup withholding rules to its particular circumstances. In addition, certain U.S. Holders may be subject to backup withholding in respect of such amounts if they do not provide their taxpayer identification numbers to the person from whom they receive payments. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding. The amount of any backup withholding from a payment to a U.S. or non-U.S. Holder will be allowed as a credit against the Holder’s U.S. federal income tax liability and may entitle the Holder to a refund, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders who hold “specified foreign financial assets,” including any financial accounts held at a non-U.S. “financial institution,” as well as stock of a non-U.S. corporation that is not held in an account maintained by a “financial institution,” and whose aggregate value of all foreign financial assets exceeds $50,000 during the tax year (or a higher dollar amount prescribed by the Internal Revenue Service) may be required to attach to their tax return for the year certain information relating to such specified foreign financial assets as required by the Internal Revenue Service. A U.S. Holder who fails to timely furnish the required information may be subject to penalties. Each U.S. Holder is advised to consult its tax advisor regarding its reporting obligations under this legislation.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred on our short-term and long-term borrowings and interest income generated by excess cash which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2017, we had outstanding long-term bank borrowings of $144.5 million mostly bearing floating rates which are subject to adjustment every 12 months based upon the PRC government’s standard interest rate. The weighted average interest rate as of December 31, 2017 for the long-term bank borrowings was 5.9%. We are currently not engaged in any interest rate hedging activities. A hypothetical five percentage point increase in interest rates would have resulted in an increase of approximately $0.9 million in our interest expense for the year ended December 31, 2017.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2017, we had RMB-denominated cash, cash equivalents, and short-term investments of RMB 354.2 million and U.S. dollar-denominated cash, cash equivalents and short-term investments of $6.2 million. Assuming we had converted the U.S. dollar-denominated cash, cash equivalents and short-term investments of $6.2 million into RMB at the exchange rate of $1.00 for RMB6.5063 as of December 29, 2017, this cash, cash equivalents and short-term investments would have been RMB40.4 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, this cash, cash equivalents and short-term investments would have decreased to RMB36.3 million.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADS program established pursuant to the deposit agreement, by making available a set amount or a portion of the depositary fees charged in respect of the ADS program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. For the year ended December 31, 2017, we received $56,019 from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program. In December 2012, we instructed the depositary bank to change the ratio of shares of our company by each ADS from five shares to twenty five shares per ADS. In accordance with the agreement between our company and the depositary bank, the latter ceased any reimbursement and waiver, and charged “Termination/Revision Fees” of $1 million to our company.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2017. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2017.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2017, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2017, has also audited the effectiveness of internal control over financial reporting as of December 31, 2017.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

DAQO NEW ENERGY CORP.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Daqo New Energy Corp and its subsidiaries (the “Group”) as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and the related financial statement schedule included in Schedule I as of and for the year ended December 31, 2017 of the Group and our report dated March 16, 2018 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Shanghai, China

March 16, 2018

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2017, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2016	2017
	(in US$ thousands)
Audit fees(1)	885	870
Tax fees(2)	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Tax fees” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Daqo New Energy Corp. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2016 (File No. 001-34602))
2.1	Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder dated October 11, 2016 (incorporated herein by reference to Exhibit (a) to the Post-Effective Amendment No. 2 to Form F-6 Registration Statement filed with the Securities and Exchange Commission on October 11, 2016 (File No. 333-164310))
4.1	2009 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.4	English translation of the Trademark License Agreement among Daqo Group, Chongqing Daqo and Nanjing Daqo dated as of May 8, 2009 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.5	Non-Competition Agreement among Daqo Group, Daqo Cayman (formerly known as Mega Stand International Limited) and Chongqing Daqo dated as of July 1, 2008 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.6	English translation of the Loan Agreement between Xinjiang Daqo and Bank of China, Shihezi Branch dated as of September 30, 2011 (incorporated herein by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012 (File No. 001-34602))
4.7	English translation of Supplemental Agreement to the Lease Contract between Daqo New Material and Chongqing Daqo effective as of January 1, 2014 (incorporated herein by reference to Exhibit 4.29 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2014 (File No. 001-34602))

Exhibit Number	Description of Document
4.8	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015 (File No. 001-34602))
4.9	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Industrial Bank Co., Ltd., Urumqi Branch, effective dated April 30, 2015 (incorporated herein by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))
4.10	English Summary of Fixed Assets Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated June 24, 2015 (incorporated herein by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))
4.11	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated July 16, 2015 (incorporated herein by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))
4.12	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated July 23, 2015 (incorporated herein by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))
4.13	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated September 16, 2015 (incorporated herein by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))
4.14	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated October 14, 2015 (incorporated herein by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))
4.15	Letter of Financial Support from Daqo Group and certain shareholders of the Registrant effective as of February 22, 2016 (incorporated herein by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))
4.16	English Summary of Working Capital Loan Agreement between Chongqing Daqo New Energy Co., Ltd. and China Construction Bank, Wanzhou Branch dated April 29, 2016 (incorporated herein by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))
4.17	English Summary of Working Capital Loan Agreement between Chongqing Daqo New Energy Co., Ltd. and China Construction Bank, Wanzhou Branch dated November 22, 2016 (incorporated herein by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))
4.18	English Summary of Fixed Assets Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated June 22, 2016 (incorporated herein by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))
4.19	English Summary of Fixed Assets Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated November 10, 2016 (incorporated herein by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))
4.20	English Summary of Creditor’s Right Transfer and Loan Agreement among Chongqing Daqo New Energy Co., Ltd., Daqo Group Co., Ltd. and Chongqing Daqo Solar Co., Ltd. dated June 30, 2016 (incorporated herein by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))

Exhibit Number	Description of Document
4.21	Letter of Financial Support from Daqo Group shareholders dated March 21, 2017 (incorporated herein by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))
4.22*	Letter of Financial Support from Daqo Group shareholders dated February 23, 2018
8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-164307))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DAQO NEW ENERGY CORP.

By:	/s/ Longgen Zhang
Name:	Longgen Zhang
Title:	Chief Executive Officer

Date: March 16, 2018

DAQO NEW ENERGY CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

DAQO NEW ENERGY CORP.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. and its subsidiaries (the “Group”) as of December 31, 2016, and 2017, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and the financial statement schedule listed in the Index at Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Daqo New Energy Corp. and its subsidiaries as of December 31, 2016, and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2018 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Shanghai, China

March 16, 2018

We have served as the Group's auditor since 2008.

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except share and per share data)

	December 31,
	2016	2017
ASSETS:
Current assets:
Cash and cash equivalents	$15,987,478	$60,676,605
Restricted cash	15,893,467	11,989,559
Accounts receivable, net of allowance for doubtful accounts of $10,163 and $7,993 as of December 31, 2016 and 2017, respectively	4,836,499	2,971,930
Note receivables	13,025,552	27,285,503
Prepaid expenses and other current assets	8,027,667	8,182,567
Advances to suppliers	1,722,783	2,655,623
Inventories	12,280,700	19,603,324
Amounts due from related parties	1,528,712	8,997,439
Total current assets	73,302,858	142,362,550
Property, plant and equipment, net	557,427,884	579,128,691
Prepaid land use rights, net	24,809,809	25,888,850
Deferred tax assets	585,944	714,068
Cost method investment	581,581	687,074
TOTAL ASSETS	$656,708,076	$748,781,233

LIABILITIES:
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	$105,980,320	$99,300,118
Accounts payable	18,745,297	22,403,913
Note payables	25,732,489	16,876,869
Advances from customers	7,519,605	16,690,895
Payables for purchases of property, plant and equipment	51,322,901	25,144,073
Accrued expenses and other current liabilities	8,320,041	16,134,408
Amounts due to related parties	26,829,605	6,769,898
Income tax payable	5,300,163	13,191,205

Total current liabilities	249,750,421	216,511,379
Long-term bank borrowings	111,948,913	113,588,232
Deferred government subsidies	23,279,820	24,153,555

Total liabilities	384,979,154	354,253,166

Commitments and contingencies (Note 18)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS—(Continued)

DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except share and per share data)

	December 31,
	2016	2017
EQUITY:
Ordinary shares;
$0.0001 par value 500,000,000 shares authorized as of December 31, 2016 and 2017; 279,214,103 shares issued as of December 31, 2016 and 2017 and 262,956,278 and 270,918,702 shares outstanding as of December 31, 2016 and 2017, respectively	26,532	27,328
Additional paid in capital	240,111,533	247,076,428
Retained Earnings	40,432,352	133,273,480
Accumulated other comprehensive income (loss)	(8,721,820)	13,107,187
Treasury shares, at cost (4,643,150 shares as of December 31, 2016 and 2017)	(1,748,836)	(1,748,836)
Total shareholders’ equity	270,099,761	391,735,587
Non-controlling interest	1,629,161	2,792,480
Total equity	271,728,922	394,528,067
TOTAL LIABILITIES AND EQUITY	$656,708,076	$748,781,233

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2015	2016	2017
Revenues
Products
- Sales to third parties	$166,942,726	$217,907,014	$339,409,878
- Sales to related parties	9,069,816	10,900,252	13,442,273
Service fees
- Sales to third parties	3,203,298	-	-
- Sales to related parties	2,825,128	293,945	-
Total revenues	182,040,968	229,101,211	352,852,151

Total cost of revenues	(144,491,083)	(148,672,693)	(209,379,466)

Gross profit	37,549,885	80,428,518	143,472,685
Operating (expenses) income:
Selling, general and administrative expenses	(12,603,824)	(16,104,057)	(17,664,471)
Research and development expenses	(923,664)	(4,001,438)	(880,981)
Other operating income, net	3,824,881	5,325,336	6,769,704
Long-lived assets impairment	(1,622,588)	(198,689)	(2,987,668)
Total operating expenses	(11,325,195)	(14,978,848)	(14,763,416)
Income from operations	26,224,690	65,449,670	128,709,269
Interest expense	(13,173,958)	(14,568,158)	(18,005,329)
Interest income	493,995	407,996	487,230
Exchange (loss) gain	640,678	(7,422)	(3,544)
Income before income taxes	14,185,405	51,282,086	111,187,626
Income tax expense	(1,137,821)	(7,358,089)	(17,332,226)
Net income	13,047,584	43,923,997	93,855,400
Net income attributable to non-controlling interest	90,695	430,241	1,014,272

Net income attributable to Daqo New Energy Corp. ordinary shareholders	$12,956,889	$43,493,756	$92,841,128

NET EARNINGS PER ORDINARY SHARE
Basic—ordinary shares	$0.05	$0.17	$0.35
Diluted—ordinary shares	$0.05	$0.16	$0.34
ORDINARY SHARES USED IN CALCULATING EARNINGS PER ORDINARY SHARE
Basic—ordinary shares	258,015,851	261,742,244	265,070,961

Diluted—ordinary shares	261,411,933	264,817,755	272,926,319

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2015	2016	2017
Net income	$13,047,584	$43,923,997	$93,855,400
Other comprehensive income (loss):
Foreign currency translation adjustments	(11,286,150)	(17,605,240)	21,978,054
Total other comprehensive income (loss)	(11,286,150)	(17,605,240)	21,978,054
Comprehensive income	1,761,434	26,318,757	115,833,454
Comprehensive income attributable to non-controlling interest	61,415	327,134	1,163,319
Comprehensive income attributable to Daqo New Energy Corp. ordinary shareholders	$1,700,019	$25,991,623	$114,670,135

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

	Ordinary shares		Treasury shares	Additional paid in capital	Retained earnings (accumulated losses)	Accumulated other comprehensive income (loss)	Non- controlling interest	Total
	Number	$

Balance at January 1, 2015	223,577,853	22,358	(398,672)	203,125,494	(16,018,293)	20,037,183	—	206,768,070

Net income	—	—	—	—	12,956,889	—	90,695	13,047,584
Other comprehensive loss	—	—	—	—	—	(11,256,870)	(29,280)	(11,286,150)
Share-based compensation	—	—	—	3,687,951	—	—	—	3,687,951
Follow-on equity offering, net of issuance costs of $2,033,041	38,500,000	3,850	—	27,993,109	—	—	—	27,996,959
Options exercised	1,115,625	112	—	275,671	—	—	—	275,783
Repurchase of ordinary shares	(2,356,900)	—	(1,350,164)	—	—	—	—	(1,350,164)
Capital injection from noncontrolling shareholders	—	—	—	1,275,845	—	—	1,240,612	2,516,457
Balance at December 31, 2015	260,836,578	26,320	(1,748,836)	236,358,070	(3,061,404)	8,780,313	1,302,027	241,656,490

Net income	—	—	—	—	43,493,756	—	430,241	43,923,997
Other comprehensive loss	—	—	—	—	—	(17,502,133)	(103,107)	(17,605,240)
Share-based compensation	—	—	—	2,702,089	—	—	—	2,702,089
Options exercised	2,119,700	212	—	1,051,374	—	—	—	1,051,586
Balance at December 31, 2016	262,956,278	26,532	(1,748,836)	240,111,533	40,432,352	(8,721,820)	1,629,161	271,728,922

Net income	—	—	—	—	92,841,128	—	1,014,272	93,855,400
Other comprehensive income	—	—	—	—	—	21,829,007	149,047	21,978,054
Share-based compensation	—	—	—	4,200,273	—	—	—	4,200,273
Options exercised	5,596,050	560	—	2,764,858	—	—	—	2,765,418
Restricted shares vested	2,366,374	236	—	(236)	—	—	—	—
Balance at December 31, 2017	270,918,702	27,328	(1,748,836)	247,076,428	133,273,480	13,107,187	2,792,480	394,528,067

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2015	2016	2017
Operating activities:
Net income	$13,047,584	$43,923,997	$93,855,400
Adjustments to reconcile net income to net cash provided by operating activities:
Long-lived assets impairment	1,622,588	198,689	2,987,668
Share-based compensation	3,687,951	2,702,089	4,200,273
Inventory write-down	62,422	—	—
Reversal of allowance for doubtful accounts	(2,026,567)	(1,053,041)	(2,750)
Depreciation of property, plant and equipment	31,361,026	33,822,082	38,824,055
Loss on disposal of Property Plant and Equipment	166,283	181,028	154,575
Deferred tax assets	(626,965)	445	(85,302)
Changes in operating assets and liabilities:
Accounts receivable	(10,399,283)	14,890,598	2,112,239
Notes receivable	36,898,166	(2,634,860)	(12,884,067)
Prepaid expenses and other current assets	30,465	3,415,637	898,903
Advances to suppliers	264,361	(761,045)	(786,273)
Inventories	(1,622,269)	(2,258,281)	(6,252,834)
Amount due from related parties	5,481,362	(1,318,195)	(6,739,322)
Prepaid land use rights	595,716	557,162	572,722
Other non-current assets	161,657	—	—
Accounts payable	1,452,811	2,386,015	2,304,987
Notes payable	(14,733,475)	(1,403,994)	786,372
Accrued expenses and other current liabilities	59,045	260,879	6,983,599
Income tax payable	940,732	4,420,313	7,253,601
Advances from customers	(2,051,000)	(134,155)	8,342,112
Amount due to related parties	2,178,445	1,815,307	849,447
Deferred government subsidies	(124,842)	(338,733)	(671,011)
Net cash provided by operating activities	66,426,213	98,671,937	142,704,394

Investing activities:
Purchases of property, plant and equipment	(81,364,037)	(67,477,008)	(67,836,778)
Decrease in restricted cash	2,121,603	1,935,536	4,791,347
Proceeds from disposition of Nanjing Daqo	5,110,085	—	—
Purchase of cost method investment	—	(581,581)	(63,793)
Net cash used in investing activities	(74,132,349)	(66,123,053)	(63,109,224)

Financing activities:
Proceeds from related parties loans	245,957,818	126,400,842	63,172,079
Repayment of related parties loans	(276,575,346)	(148,463,137)	(83,754,652)
Proceeds from bank borrowings	237,031,976	106,986,666	91,989,400
Repayment of bank borrowings	(220,611,404)	(116,255,480)	(111,000,000)
Purchase and retirement of treasury shares	(1,350,164)	—	—
Proceeds from options exercised	275,783	1,051,586	2,238,854
Proceeds from follow-on equity offering	30,030,000	—	—
Insurance costs for follow-on equity offering	(2,033,041)	—	—
Capital injection from non-controlling shareholders	2,516,457	—	—

Net cash provided by (used in) financing activities	15,242,079	(30,279,523)	(37,354,319)
Effect of exchange rate changes on cash and cash equivalents	(114,415)	(771,894)	2,448,276
Net increase in cash and cash equivalents	7,421,528	1,497,467	44,689,127
Cash and cash equivalents at the beginning of the year	7,068,483	14,490,011	15,987,478
Cash and cash equivalents at the end of the year	$14,490,011	$15,987,478	$60,676,605

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2015	2016	2017
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	$13,284,899	$14,215,745	$18,031,088
Income taxes paid	$2,726,825	$2,998,658	$9,526,485
Supplemental schedule of non-cash investing activities:
Accrued purchases of property, plant and equipment	$52,786,103	$65,625,603	$27,251,832

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Group manufactures and sells polysilicon and wafers through Xinjiang Daqo and Chongqing Daqo.

In August 2015, Xinjiang Daqo issued stock representing 1% equity interest to Daqo Xinjiang Investment Co., Ltd. ("Xinjiang Daqo Investment"), an affiliated company which is 100% held by the Company’s ultimate parent company, Daqo Group Co., Ltd. (“Daqo Group”), for total cash proceeds of $2.5 million, which is based on the fair value of Xinjiang Daqo. Xinjiang Daqo Investment's equity interests in Xinjiang Daqo is presented as a non-controlling interest in the Group’s consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

As of December 31, 2017, the Group's current liabilities exceed its current assets by $74.1 million. While the Group is in a working capital deficit position as of December 31, 2017, there is a decrease trend of the working capital deficit, due to the Group's ability to generate positive net income and positive cash flows from operations for four consecutive years with net income of $93.9 million and net operating cash inflow of $142.7 million in the current year. Based on the Group's review of its cash flows forecasts, the cash flows from operations are expected to be positive for the twelve month period after the date that the financial statements are issued. Furthermore, historically, the Group has renewed or rolled over most of its short-term bank borrowings upon maturity of the loans and believes it will continue to do so. Lastly, on February 23, 2018, the Group obtained a letter of financial support from Daqo Group which has committed to provide sufficient financial funding to support the Group's operations during the twelve months after the date that the financial statements are issued. Furthermore, the support letter provides that Daqo Group will not require the Group to pay the amount owed to the Daqo Group and subsidiaries of Daqo Group within twelve months after the date that the financial statements are issued.

Based on the above factors and plans, management believes that adequate sources of liquidity will exist to fund the Group's working capital and capital expenditures requirements, and to meet its short-term debt obligations, other liabilities and commitments as they become due during the twelve month period after the date that the financial statements are issued.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

(b) Basis of consolidations

The consolidated financial statements include the financial statements of the Group. All intercompany transactions and balances have been eliminated upon consolidation.

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

Accounts receivable represent those receivables derived in the ordinary course of business. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for doubtful accounts mainly based on aging of the receivables and other factors surrounding the credit risk of specific customers. Allowance for doubtful accounts is $10,163 and $7,993 as of December 31, 2016 and 2017, respectively, based on the aging of the receivables and the Group’s assessment of the customers’ credit risk.

The following customers accounted for 10% or more of accounts receivable:

Accounts	December 31,
receivable	2016	2017
Customer A	$1,368,956	$1,286,454
Customer B	$1,576,400	$984,918
Customer C	$1,294,342	$682,264

From time to time, certain accounts receivable balances are settled in the form of notes receivable. As of December 31, 2016 and 2017, notes receivable represents bank acceptance drafts that are non-interest bearing and due within 6~12 months.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

(f) Restricted cash

Restricted cash of $15,893,467 and $11,989,559 as of December 31, 2016 and 2017, respectively, are restricted bank deposits for short-term letters of credit and notes issued by several banks for purchases of raw materials, plant and equipment. These deposits carry fixed interest rates and will be released when the related letters of credit or notes are settled by the Group. The Group considers the restricted cash balances as equivalent to an investment whose return of principal requires the satisfaction of conditions (i.e., settlement of letters of credit or notes) rather than a withdrawal demand. Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment and, accordingly, the Group has presented such deposits and withdrawals as investing activities in the consolidated statements of cash flows.

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

(h) Inventories

Inventories are stated at lower of cost or net realizable value. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess inventories to the estimated net realizable value based on historical and forecasted demand. Estimated net realizable value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. The charges to inventory for the years ended December 31, 2015, 2016 and 2017 were $62,422, nil and nil, respectively.

(i) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the following estimated useful lives:

Buildings and plants	30 years
Machinery and equipment	15 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	6 years

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

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the costs of such assets. The Group capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. Interest expense capitalized for the years ended December 31, 2015, 2016 and 2017 was $2,825,879, $1,757,547 and $87,478, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

(j) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The Group’s land use rights in the PRC are stated at cost less recognized lease expenses. Lease expense is recognized over the term of the agreement on a straight-line basis. The Group recorded lease expenses of $595,716, $557,162 and $572,722, for the years ended December 31, 2015, 2016 and 2017, respectively.

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

During each of the three years ended December 31, 2015, 2016 and 2017, the Group recorded impairment losses of $1,622,588, $198,689 and $2,987,668, respectively. The impairment losses incurred in years 2015, 2016 and 2017 were all related to the identified assets in Chongqing that were not transferrable and could not be reutilized by its Xinjiang expansion project. Please refer to Note 3 for further information.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

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

(n) Shipping and handling

Costs to ship products to customers are recorded as selling expenses in the consolidated statements of operations. Costs to ship products to customers were $2,708,962, $3,147,594 and $4,385,217, respectively for the years ended December 31, 2015, 2016 and 2017.

(o) Research and development expenses

Research and development expenses include materials and utilities consumed in research and development activities, payroll and related costs and depreciation of property and equipment associated with the research and development activities, which are expensed when incurred. The Group's research and development activities are mainly focused on technical improvement to improve the production volume,efficiency and lower unit cost.

(p) Government subsidies

The Group receives unrestricted cash subsidies from local government agencies. The government agencies, at their discretion, determine the amount of the subsidies with reference to fixed assets and land use right payments, value-added tax and income taxes paid, bank loan interest expenses paid or electricity consumed by the Group; however, these subsidies do not represent tax refunds or reimbursements of expenditures. The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received for the years ended December 31, 2015, 2016 and 2017 were $3,578,865, $4,742,635 and $6,668,867, respectively. Government grants related to fixed assets are recorded as long term liabilities and amortized on a straight-line basis over the useful life of the associated asset as an offset to depreciation expense. The Group received government grants related to fixed assets of $690,889, $323,769 and nil during the years ended December 31, 2015, 2016 and 2017, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

(r) Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of operations based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The fair value of share options is determined using the Black-Scholes valuation model and the fair value of restricted share units ("RSUs") is determined with reference to the fair value of the underlying shares on the grant date. The Group has made an estimate of expected forfeiture and is recognizing compensation costs only for those equity awards expected to vest. The share-based compensation expenses have been categorized as either selling, general and administrative expenses or cost of sales, depending on the job functions of the grantees. For the years ended December 31, 2015, 2016 and 2017, the Group recognized share-based compensation expense of $3,687,951, $2,702,089 and $4,200,273, respectively, which was recognized in the statements of operations as follows:

	Year ended December 31,
	2015	2016	2017
Selling, general and administrative expenses	$3,323,948	$2,501,957	$3,679,145
Cost of sales	364,003	200,132	521,128
Total	$3,687,951	$2,702,089	$4,200,273

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

(t) Foreign currency translation

The reporting currency of the Group is the United States dollar (“U.S. dollar”). The functional currency of the Group is the U.S. dollar. Monetary assets and liabilities denominated in other currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange in effect at the balance sheet dates. Transactions dominated in currencies other than the U.S. dollar during the year are converted into U.S. dollar at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in the statements of operations.

The financial records of the Group’s PRC subsidiaries are maintained in Chinese Renminbi (“RMB”), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated at average rate of exchange prevailing during the periods presented. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of changes in equity and comprehensive income.

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to $28,839,371 and $66,433,887 as of December 31, 2016 and 2017, respectively.

(u) Comprehensive income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources and included net income and foreign currency translation adjustments. As of December 31, 2015, 2016 and 2017, accumulated other comprehensive income (loss) was comprised entirely of foreign currency translation adjustments.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

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

The Group’s long-term bank borrowing consists of floating rate loans. The fair value of long-term borrowings is measured using discounted cash flow technique based on current rates for comparable loans on the respective valuation date and it therefore considered a level 2 measurement. The long-term bank borrowings approximate their fair values because market interest rates have not fluctuated significantly since the commencement of loan contracts signed.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

(w) Non-controlling interest

The Group classified the ownership interest in the consolidated entity held by a party other than the Group to non-controlling interest in the consolidated financial statements. It also reported the consolidated net income at amounts that include the amounts attributable to both the parent and the non-controlling interest on the face of the Consolidated Statements of Operations. Xinjiang Daqo Investment's equity interests in Xinjiang Daqo are presented as a non-controlling interest. The non-controlling interest was $1,629,161 and $2,792,480 as of December 31, 2016 and 2017, respectively.

(x) Treasury Shares

On July 9, 2012, the Company's Board of Directors authorized the Company to repurchase up to $5 million in aggregate value of its outstanding ordinary shares through open market or other legally permissible means prior to December 31, 2012 in accordance with applicable securities laws. During the years ended December 31, 2015, 2016 and 2017, the Company repurchased 2,356,900, nil and nil shares for a total purchase price of $1,350,164, nil and nil. The Company has legal title to the shares, and no other party has the voting rights associated with these shares.

(y) Cost-method investment

On February 17, 2016, Xinjiang Daqo entered into an agreement to invest in Syned Fire Safety Service Co., Ltd. ("Syned Fire Safety Services"), a company engaging in fire safety activities. Pursuant to the agreement, Xinjiang Daqo contributed a capital investment of $581,581 in cash, which represents 15.29% of the share capital of Syed Fire Safety Services and holds one of the seven seats on the board of the director of the investee. In October 2017, Xinjiang Daqo contributed an additional capital investment of $63,793 and its percentage of ownership remained the same. The Group accounts for the investment using the cost method as the Group is unable to exercise significant influence on the investee.

The Group reviews its investment in Syed Fire Safety Service to determine whether a decline in fair value below the carrying value, if any, is other-than-temporary. No impairment loss occurred during the years ended December 31, 2016 and 2017. Although assumptions used in estimates of fair value of the investment in Syed Fire Safety Service are management best estimates, such assumptions are, by nature, highly judgmental and may vary significantly from actual results.

(z) Adoption of New Accounting Pronouncement

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (Topic 330), which applies to inventory that is measured using first-in, first-out ("FIFO") or average cost. Under the updated guidance, an entity should measure inventory that is within scope at the lower of cost and net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, last-out ("LIFO"). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Group adopted the ASU for the year ended December 31, 2017 and has already considered the impact on its consolidated financial statements and related disclosures and the effects upon adoption are not material.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which amends ASC Topic 718, Compensation – Stock Compensation. The objective of this amendment is part of the FASB’s Simplification Initiative as it applies to several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The effective date of the amendment is for fiscal years beginning after December 31, 2016 and interim periods within that reporting period. The Group adopted the ASU for the year ended December 31, 2017 and has already considered the impact on its consolidated financial statements and related disclosures and the effects upon adoption are not material.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

(aa) Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer. The new disclosure requirements will provide information about the nature, amount, timing and uncertainty of revenue and cash flows from revenue contracts with customers. The guidance is effective for annual and interim reporting periods beginning after December 15, 2017. Entities have the option of using either a full retrospective or modified retrospective approach to adopting this guidance.

We anticipate to implement this standard effective January 1, 2018 on a full retrospective basis. We have substantially completed our assessment of all revenue from existing contracts with customers. Our product sales consist of a single performance obligation that is satisfied at a point in time. Product revenue is recognized upon delivery, which is consistent with the previous revenue recognition guidance. Therefore, we do not anticipate that there will be a significant impact to our revenue recognition practices, internal controls, financial positions, results of operations or cash flows. The new standard will require us to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

In January 2016, the FASB issued ASU2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. The ASU also impacts financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Entities will have to assess the realizability of such deferred tax assets in combination with the entities other deferred tax assets. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017 and for interim periods within that reporting period. The Group has evaluated the impact on its consolidated financial statements upon adoption and the effect is not material.

In February 2016, the FASB issued ASU2016-02, Leases. This ASU requires lessees to recognize right-of-use assets and liabilities for operating leases, initially measured at the present value of the lease payments, on the balance sheet. In addition, it requires lessees to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. The definition of a lease has been revised in regards to when an arrangement conveys the right to control the use of the identified asset under the arrangement which may result in changes to the classification of an arrangement as a lease. The ASU expands the disclosure requirements of lease arrangements. This ASU will become effective for the Group in the first quarter of fiscal year 2019, and requires adoption using a modified retrospective approach. The Group is in the process of evaluating the impact on its consolidated financial statements, as well as the impact of adoption on policies, practices and systems. As of December 31, 2017, the Group has $1.0 million of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (Note 18). Therefore, the Group does not expect material changes to its consolidated balance sheets.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

In August 2016, the FASB issued ASU 2016-15 which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. The Group will adopt this ASU on its effective date of January 1, 2018 and is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash, which clarifies guidance on the classification and presentation of restricted cash in the statement of cash flows. ASU 2016-18 becomes effective for the Group on January 1, 2018. The adoption of this accounting pronouncement will impact the presentation of restricted cash in the Group’s Consolidated Statements of Cash Flows. The new guidance permits early adoption. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

3. EXIT and DISPOSAL ACTIVITIES

Relocation of Polysilicon Operations to Xinjiang

Starting 2013, the Group commenced a plan to expand the capacity at the Xinjiang plant and relocate significant production assets, with a carrying value of $144.7 million, from Chongqing Daqo to its Xinjiang plant. In connection with this relocation plan, the Group determined i) to cease a retooling project at its polysilicon production line located at Chongqing Daqo in the second quarter of 2013, and ii) it was more practical to relocate its machinery and equipment located at Chongqing Daqo, to Xinjiang as part of the Polysilicon Phase II Expansion Project plan.

In August 2014, the Board of Directors approved the Group to launch an early stage research for the Polysilicon Phase III Expansion Project in Xinjiang. After a comprehensive analysis of the capacity and comparability of the Chongqing machinery and equipment, the Group concluded that it would be more efficient to use part of the machinery and equipment in Phrase III, rather than using all of them in Phrase II Expansion Project. As a result, the Group has changed its original relocation plan and determined to utilize a portion of these machinery and equipment in Polysilicon Phase III Expansion Project in Xinjiang.

As originally planned, the Group has fully ramped up its Polysilicon Phase II Expansion Project since August 2015.The capacity of Xinjiang Daqo is increased from 6,150MT to 12,150MT. Additionally, in January 2015, the Board of Directors approved the first stage of Phase III Expansion Project. In November 2015, the Group together with a professional transport company reviewed all the remaining assets for the relocation preparation under the Phase III Expansion Project. Along with the complicated and comprehensive relocation preparation, the Group identified assets of $1.6 million that were not transferrable and could not be reutilized by its Xinjiang expansion project. Accordingly, an impairment charge of $1.6 million was recognized as of December 31, 2015. In late 2015, the polysilicon machinery and equipment in Chongqing of $1.1 million (equivalently RMB7.0 million) was relocated from Chongqing to Xinjiang. To keep these machinery and equipment in good condition in Chongqing, The Group spent approximately $0.3 million on a quarterly basis, including $0.2 million wages and $0.1 million electricity fees. During the year ended December 31, 2015, an additional $0.1 million relocation cost was incurred, which was recorded in selling, general and administrative expenses.

During the year ended December 31, 2016, the Group relocated additional machinery and equipment of $34.1 million from Chongqing to its Xinjiang plant for the first stage of Phase III Expansion Project, which had already completed the construction and installation of Phase 3A at the end of 2016 and has fully ramped up since February 2017 as planned. The capacity of Xinjiang Daqo increased from 12,150 MT to 18,000 MT. The Group identified assets of $0.2 million that were not transferrable and could not be reutilized by its Xinjiang expansion project in 2016. Accordingly, an impairment charge of $0.2 million was recognized during the year ended December 31, 2016. During the year ended December 31, 2016, an additional $2.6 million relocation cost was incurred, which was recorded in selling, general and administrative expenses.

In the year ended December 31, 2017, the Group relocated machinery and equipment of $0.2 million from Chongqing to its Xinjiang plant for technology improvement. In August 2017, the Board of Directors approved the Phase 3B Expansion Project for its polysilicon facilities in Xinjiang, which is expected to increase capacity from 18,000MT to 25,000 MT. By adopting additional technology improvement and debottlenecking projects, the Group may be able to further increase its capacity to 30,000 MT per annum by mid 2019. After a comprehensive analysis of the expansion projects and comparability of the remained machinery and equipment, the Group identified assets of $3.0 million that were not transferrable and could not be reutilized by Xinjiang expansion project in 2017. Accordingly, an impairment charge of $2,987,668 was recognized during the year.The remaining$11.7 million of the machinery and equipment are expected to be relocated to its Xinjiang plant as of December 31, 2017. During the year ended December 31, 2017, an additional $0.2 million relocation cost was incurred, which was recorded in selling, general and administrative expenses.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

4. FOLLOW-ON EQUITY OFFERINGS

In February 2015, the Company issued 1,540,000 America depositary shares ("ADSs"), representing 38,500,000 ordinary shares, through a follow-on public offering. The proceeds, net of issuance cost of $2.0 million, were $28.0 million.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS

Along with the recovery of solar industry and continued legal actions, the Group was able to collect payments on its doubtful accounts, as such, allowance of $2,026,567, $1,053,041and $2,750 previously recorded have been reversed in 2015, 2016 and 2017 respectively.

Analysis of allowances for doubtful accounts is as follows:

	Year ended December 31,
	2015	2016	2017
Beginning of the year	$3,189,110	$1,087,465	$10,163
Reversal during the year	(2,026,567)	(1,053,041)	(2,750)
Foreign exchange effect	(75,078)	(24,261)	580
Closing balance	$1,087,465	$10,163	$7,993

6. PREPAID EXPENSE AND OTHER CURRENT ASSETS

Prepaid expense and other current assets consist of the following:

	December 31,
	2016	2017
Spare parts	$5,732,914	$6,308,655
Prepaid value added tax (“VAT”)	1,808,141	627,463
Prepaid insurance fee	259,650	333,425
Others	226,962	913,024
Total	$8,027,667	$8,182,567

7. INVENTORIES

Inventories consist of the following:

	December 31,
	2016	2017
Raw materials	$2,947,296	$6,087,516
Work-in-process	4,878,905	7,693,833
Finished goods	4,454,499	5,821,975
Total	$12,280,700	$19,603,324

Inventory write-down was $62,422, nil and nil for the years ended December 31, 2015, 2016 and 2017, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2016	2017
Cost
Buildings and plant	$286,302,082	$325,775,766
Machinery and equipment	371,703,665	464,556,735
Furniture, fixtures and equipment	21,355,517	26,701,699
Motor vehicles	334,025	356,560
Less: Accumulated depreciation	(206,725,215)	(260,287,516)
Property, plant and equipment, net	$472,970,074	$557,103,244
Construction in process	84,457,810	22,025,447
Total	$557,427,884	$579,128,691

Depreciation expense was $31,361,026, $33,822,082 and $38,824,055 for the years ended December 31, 2015, 2016 and 2017, respectively.

Construction in process of $22.0 million as of December 31, 2017 was mostly related to the Phase 3B expansion project.

The Group recognized impairments for long-lived assets of $1,622,588, $198,689 and $2,987,668 during the years ended December 31, 2015, 2016 and 2017, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

9. BORROWINGS

The Group’s bank borrowings consisted of the following:

	December 31,
	2016	2017
Short-term bank borrowings	$55,582,070	$68,400,950
Long-term bank borrowings, current portion	50,398,250	30,899,168
Total borrowings, current	105,980,320	99,300,118
Long-term bank borrowings, non-current portion	111,948,913	113,588,232
Total	$217,929,233	$212,888,350

 Short-term bank borrowings

All short-term bank borrowings are guaranteed by Daqo Group and its related parties. The weighted average interest rate on the short-term bank borrowing was 5.4%, 5.0% and 5.1% in the years ended December 31, 2015, 2016 and 2017.

Long-term bank borrowings

The long-term bank borrowings, including current portion, as of December 31, 2016 and 2017 are comprised of:

	December 31,
	2016	2017
Borrowing from Huaxia Bank	—	3,074,200
Borrowing from Bank of China	33,118,850	—
Borrowing from Chongqing Rural Commercial Bank	129,228,313	141,413,200

Total	$162,347,163	$144,487,400

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

On September 30, 2011, Xinjiang Daqo entered into a six-year long term facility agreement with Bank of China. Such borrowing is restricted to the purchase of fixed assets and has a maximum borrowing credit amounted to $115.3 million, bearing interest at standard five-year long term interest rate issued by People’s Bank of China plus 5%. The borrowing is guaranteed by Daqo Group, Daqo New Material, two affiliated companies under Daqo Group and Mr. Guangfu Xu. On June 30, 2014, an amendment to this credit facility was signed between Xinjiang Daqo and Bank of China, under which machinery and equipment with a total carrying amount of $61.3 million was pledged as collaterals for this credit facility. As of December 31, 2015, Xinjiang Daqo had drawn down the maximum credit of $115.3 million at an interest rate of 5.39% and repaid $44.6 million. The outstanding bank borrowing was $70.7 million as of December 31, 2015. During the year ended December 31, 2016, additional $35.4 million was repaid by Chongqing Daqo, and the outstanding bank borrowing was $35.4 million as of December 31, 2016. As of December 31, 2017, Xinjiang Daqo had repaid all the remaining $35.4 million and had no facility available for future draw down.

On June 25, 2015, Xinjiang Daqo entered into a six-year long term facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to renovation and extension project of polysilicon and has a maximum borrowing credit amounted to $96.1 million, with an interest rate of 20% above the five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Daqo Group and four affiliated companies under Daqo Group. On May 30, 2016, an amendment to this credit facility was signed between Xinjiang Daqo and Chongqing Rural Commercial Bank, under which the borrowing is guaranteed by Chongqing Daqo, Daqo Group and three affiliated companies under Daqo Group. During the year ended December 31, 2015, Xinjiang Daqo drew down the maximum borrowing credit of $96.1 million at an interest rate of 5.9%. During the year ended December 31, 2016, Xinjiang Daqo had repaid $13.1 million. During the year ended December 31, 2017, Xinjiang Daqo had repaid $18.4 million. The outstanding bank borrowing was $64.6 million as of December 31, 2017. Xinjiang Daqo had no facility available for future draw down as of December 31, 2017. There is no financial covenants associated with the facility.

On May 30, 2016, Xinjiang Daqo entered into a seven-year long term facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to extension project of polysilicon Phase 3A and has a maximum credit amounted to $76.8 million, with an interest rate of 20% above the five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Chongqing Daqo, Daqo Group and three affiliated companies under Daqo Group. As of December 31, 2016, Xinjiang Daqo had drawn down $54.9 million at an interest rate of 5.9%. As of December 31, 2017, Xinjiang Daqo had drawn down the remaining facility $21.9 million at an interest rate of 5.9%. Xinjiang Daqo had no facility available for future draw down as of December 31, 2017. There is no financial covenants associated with the facility.

On July 19, 2017, Chongqing Daqo entered into a two-year credit facility agreement with Huaxia Bank. Such borrowing is restricted to operating activities and has a maximum credit amount of $3.1 million, with an interest rate of 16% above the same period interest rate issued by People’s Bank of China. The borrowing is guaranteed by Daqo Group. Chongqing Daqo pledged its buildings and land use rights as collaterals for this credit facility. As of December 31, 2017, Chongqing Daqo drew down the maximum credit of $3.1million at an interest rate of 5.5% and had no facility available for future draw down. There is no financial covenants associated with the facility.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

The weighted average interest rate in the years ended December 31, 2015, 2016 and 2017 for the Group’s long-term bank borrowings was 5.7%, 5.8% and 5.9%, respectively.

The principal maturities of these long-term bank borrowings as of December 31, 2017 are as follows:

Year ending December 31,	Amount
2018	$30,899,168
2019	35,972,752
2020	33,820,812
2021	24,598,212
2022	15,375,612
2023	3,820,844
Total	$144,487,400

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2016	2017
Accrued payroll and welfare	$3,798,472	$5,608,653
Accrued professional fees	374,944	406,887
Other tax payables	1,802,962	5,080,274
Interest payable	390,467	364,708
Others	1,953,196	4,673,886
Total	$8,320,041	$16,134,408

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

11. FAIR VALUE MEASUREMENTS

Nonrecurring Fair Value Measurements

The following table displays assets and liabilities that were measured at fair value on a non-recurring basis after initial recognition:

	Year ended December 31, 2016
Description	Carrying amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Property, plant and equipment – cannot be relocated to Xinjiang plant (Note 3)	$198,689	$	$	$—	$198,689

	Year ended December 31, 2017
Description	Carrying amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Property, plant and equipment – cannot be relocated to Xinjiang plant (Note 3)	$2,987,668			$—	$2,987,668

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

12. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During the years ended December 31, 2015, 2016 and 2017, the Group recognized expenses relating to its contribution to the government sponsored defined contribution plans of $4,087,334, $3,147,927 and $3,420,774, respectively.

(b) Statutory Reserves and Restricted Assets

Foreign invested enterprises in PRC are required under PRC laws to distribute its after-tax profits of the current year and draw 10 percent of the profits as the company's statutory common reserve. The company may stop drawing the profits if the aggregate balance of the common reserves has already accounted for over 50 percent of the company's registered capital. The common reserves shall be used for making up losses, expanding the production and business scale or increasing the registered capital of the company. As of December 31, 2015, 2016 and 2017, the Group's aggregate balance of the statutory common reserves was $17,720,748, $21,969,950 and $31,991,537 respectively.

In accordance with relevant PRC laws and regulations, the Group’s PRC subsidiaries are prohibited to make distribution of their registered capital and statutory reserves in the form of cash dividends, loans or advances and the related restricted portion amounted to $256,018,805 as of December 31, 2017.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

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

Chongqing Daqo is a foreign invested enterprise located in Chongqing. In accordance with a PRC tax regulation which encourages investment in China’s southwest region, Chongqing Daqo is entitled to a preferential tax rate of 15% from its establishment through 2012. On November 19, 2012, Chongqing Daqo obtained a High and New Technology Enterprise (“HNTE”) certificate and renewed it on November 10, 2015, which is valid till 2017. During the years ended December 31, 2015, 2016 and 2017, Chongqing Daqo was entitled to a preferential tax rate of 15% because of its HNTE status.

Xinjiang Daqo is a foreign-invested enterprise established on February, 2012 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. On November 25, 2014, Xinjiang Daqo obtained a HNTE certificate and renewed it on August28, 2017, which is valid till 2019. During the years ended December 31, 2015, 2016 and 2017, Xinjiang Daqo was entitled to a preferential tax rate of 15% because of its HNTE status.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2014, the Group’s PRC subsidiaries are subject to examination of the PRC tax authorities. The Company classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in the years ended December 31, 2015, 2016 and 2017, respectively.

Income tax expenses comprise:

	Year ended December 31,
	2015	2016	2017
Current Tax Expenses	$1,786,092	$7,357,623	$17,417,528
Deferred Tax Expenses (Benefit)	(648,271)	466	(85,302)
Total	$1,137,821	$7,358,089	$17,332,226

The principal components of deferred income tax assets are as follows:

	December 31,
	2016	2017
Net operating loss carried forward	$20,039,534	$21,182,813
Allowance for doubtful accounts	1,524	1,998
Government grants related to assets	217,661	211,707
Long-lived assets impairment & depreciation	18,113,967	19,618,474
Others	942,466	1,015,525
Sub-total	39,315,152	42,030,517
Valuation Allowance	(38,729,208)	(41,316,449)
Total	$585,944	$714,068

The changes of valuation allowance are as follows:

	Year ended December 31,
	2015	2016	2017
Beginning balance	$50,109,751	$42,362,849	$38,729,208
Reversal	(5,708,268)	(932,833)	(24,771)
Foreign exchange effect	(2,038,634)	(2,700,808)	2,612,012
Ending Balance	$42,362,849	$38,729,208	$41,316,449

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

The Group uses the asset and liability method to record related deferred tax assets and liabilities. The Group considers positive and negative evidences to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets relating to Chongqing Daqo as of December 31, 2016 and December 31, 2017 in the amount of $38,729,208 and $41,316,449, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. As of December 31, 2017, the Group has a total operating loss carry forwards which is entirely relating to Chongqing Daqo of $84.7 million. These operating loss carry forwards are expected to be expired from 2018 to 2019.

The effective income tax rate of the Group is different from the expected PRC statutory rate as a result of the following items:

	Year ended December 31,
	2015	2016	2017
PRC Enterprise Income Tax	25%	25%	25%
Preferential income tax rate of a subsidiary	(8)%	(10%)	(10%)

Additional tax deductions	(12)%	(1%)	(1%)
Different tax rate in other jurisdictions	8%	1%	2%
Changes in valuation allowance	(3%)	(1%)	—%
Tax credits	(3)%	—%	—%
Withhold tax	1%	—%	—%
Effective tax rate	8%	14%	16%

Xinjiang Daqo and Chongqing Daqo enjoy the preferential tax rate of 15%, which may be extended if the requirements of High and New Technology Enterprise are satisfied. The impact of the preferential tax rates decreased income taxes by $1.3 million, $5.2 million and $11.3 million for the years of 2015, 2016 and 2017, respectively. The benefit on net earnings per share was $0.01, $0.02 and $0.04 for the years of 2015, 2016 and 2017, respectively.

14. SHARE BASED COMPENSATION

In December 2014, The Company’s shareholders adopted the 2014 share incentive plan. The Company’s shareholders have authorized the issuance of up to 21,000,000 ordinary shares underlying all options (including incentive share options, or ISOs), restricted shares and restricted share units ("RSUs") granted to a participant under the plan, or the awards.

During the year ended December 31, 2015, the Company granted 8,134,375 share options to its officers, directors and employees at the weighted average grant date fair value of $0.59. No options were granted during the years ended December 31, 2016 and 2017.

On January 12, 2015, the Company modified the exercise price to $0.87 for a total number of 6,274,166 previously granted options, in order to provide appropriate incentives to the relevant employees and executive officers of the Group. The fair value of the options under revised terms was $0.55 and $0.52. The total incremental cost associated with the modification was $241,557, of which $60,107 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of $181,470 are recognized over the remaining vesting period of the modified options.

On September 09, 2015, the Company modified the exercise price for a total number of 12,569,166 options granted before to $0.59, in order to provide appropriate incentives to the relevant employees and executive officers of the Company. The fair value of the options under revised terms for five batches granted on Jan 28, 2014, Jan 12, 2015 and July 06, 2015 was $0.38, $0.35, $0.38, $0.37 and $0.40, respectively. The total incremental cost associated with the modification was $282,581, of which $123,322 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of $159,259 are recognized over the remaining vesting period of the modified options.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

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

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2017 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Options outstanding on January 1, 2017	15,259,141	0.50
Granted	—	—
Forfeited	(24,965)	0.59
Expired	(3,584)	0.59
Exercised	(5,596,050)	0.49
Options outstanding on December 31, 2017	9,634,542	0.50	5.59	18,935,239
Options vested or expected to vest on December 31, 2017	19,017,508	0.46	5.00	38,124,185
Options exercisable on December 31, 2017	8,282,615	0.48	5.34	16,408,217

The share-based compensation expense related to stock options of approximately $3,687,951, $2,702,089 and $1,559,863 were recognized by the Group for the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2017, there was $833,150in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 1.08years.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

On February 3, 2017, the Company granted restricted share units ("RSUs") to acquire 12,653,992 ordinary shares to certain directors, executive officers and employees pursuant to the Daqo New Energy Corp. 2014 Share Incentive Plan. The RSUs will be vested quarterly in each of the next four years starting from May 6, 2017. The exercise price of these shares is nil per share.

The weighted average fair value of RSUs granted during the year ended December 31, 2017 was $0.98. The Company recorded compensation expenses based on the fair value of RSUs on the grant dates over the requisite service period of award using the straight line vesting attribution method.

A summary of the non-vested RSU activity in 2017 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value
Nonvested RSUs on January 1, 2017	—	—
Granted	12,653,992	0.98
Vested	(2,366,374)	0.98
Forfeited	(46,875)	0.98
Nonvested RSUs on December 31, 2017	10,240,743	0.98

The share-based compensation expense related to RSUs of approximately $2,640,410 was recognized by the Group for the year ended December 31, 2017.

As of December 31, 2017, there was $9,713,940 in total unrecognized compensation cost related to nonvested RSUs, which is expected to be recognized over a weighted-average period of 3.17 years.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

15. RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationships between the Group and related party are as follows:

Name of the related party	Relationship
Daqo Group Co., Ltd. (“Daqo Group”)	Daqo Group and the Group are controlled by same group of shareholders.
Zhenjiang Daqo Solar Co. Ltd.(“Zhenjiang Daqo”)	An affiliated company which is 100% held by Daqo Group
Daqo Solar Co. Ltd (“Daqo Solar”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo New Energy Co., Ltd.(“Nanjing Daqo”)	An affiliated company which was 100% held by the Group before September 28, 2012 and is 100% held by Daqo Group since September 28, 2012
Xinjiang Daqo Investment Co., Ltd. ("Xinjiang Daqo Investment")	An affiliated company which is 100% held by Daqo Group
Daqo New Material Co., Ltd. ("Daqo New Material")	An affiliated company which is 100% held by Daqo Group, and was consolidated by the Company as VIE on December 31, 2013
Chongqing Daqo Tailai Electric Co., Ltd. (“Chongqing Daqo Tailai”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo Transformer Systems Co., Ltd. (“Nanjing Daqo Transformer”)	An affiliated company which is 100% held by Daqo Group
Jiangsu Daqo Changjiang Electric Co., Ltd. (“Jiangsu Daqo”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo Electric Co., Ltd. (“Nanjing Daqo Electric”)	An affiliated company which is 100% held by Daqo Group
Zhenjiang Klockner-Moeller Electrical Systems Co., Ltd. (“Zhenjiang Moeller”)	An affiliated company which is 100% held by Daqo Group
Nanjing Intelligent Apparatus Co., Ltd. (“Intelligent Apparatus”)	An affiliated company which is 100% held by Daqo Group
Nanjing Intelligent Software Co., Ltd. (“Intelligent Software”)	An affiliated company which is 100% held by Daqo Group
Shanghai Sailfar Electric Technology Co., Ltd. (“Daqo Sailfar”)	An affiliated company which is 100% held by Daqo Group
Jiangsu Daquan High Voltage Switchgear Co., Ltd.( “Jiangsu Daquan High Voltage”)	An affiliated company which is 75% held by Daqo Group
Jiangsu Daqo Kai-fan Electric Co., Ltd. ( “Jiangsu Daqo Kai-fan”)	An affiliated company which is 100% held by Daqo Group
Zhenjiang Electric Equipment Co., Ltd. ( “Zhenjiang Electric”)	An affiliated company which is 100% held by Daqo Group
Jiangsu Daqo ETE Electronic Systerm Co., Ltd.(“Jiangsu Daqo ETE Electronic”)	An affiliated company which is 75% held by Daqo Group
Jiangsu Daquan Kai-fan Switchgear Co., Ltd (“Jiangsu Daquan Kai-fan Switchgear”)	An affiliated company which is 100% held by Daqo Group
Nanjing Yidian Huichuang information technology Co., Ltd (“Nanjing Yidian”)	An affiliated company which is 100% held by Daqo Group

(2)	Related party balances:

The balances due from related parties mainly included the amount due from Zhenjiang Daqo for sales of wafer and polysilicon. The balances are as follows:

	December 31,
	2016	2017
Amounts due from related parties
Zhenjiang Daqo	$1,449,824	$8,585,337
Others	78,888	412,102
Total	$1,528,712	$8,997,439

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

The balances due to related parties mainly included payables to Chongqing Daqo Tailai and Nanjing Daqo Transformer for purchases of machines for polysilicon expansion, and payables to Daqo New Material for rental expenses as of December 31, 2017.

The balances are payable on demand and are as follows:

	December 31,
	2016	2017
Amounts due to related parties
Daqo Group	$15,076,133	$6,075
Daqo New Material	8,323,271	6,014,190
Xinjiang Daqo Investment	79,197	84,541
Chongqing Daqo Tailai	2,107,488	494,954
Nanjing Daqo Transformer	1,022,075	168,774
Others	221,441	1,364

Total	$26,829,605	$6,769,898

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

The transactions with Daqo Group and its subsidiaries were as follows:

	Transaction	Year Ended December 31,
Name of Related parties	Nature	2015	2016	2017
Daqo Group	Proceeds from interest free loans	15,043,550	—	2,696,513
	Repayment of interest free loans	20,217,257	10,974,807	2,696,513
	Repayment of interest bearing loan	—	15,059,000	15,495,451
	Interest charged	—	850,380	440,368
	Rental expense	—	27,997	37,756
Zhenjiang Daqo	Sales	11,111,239	11,194,197	13,442,273
Daqo Solar	Sales	783,705	—	—
	Proceeds from interest free loans	127,060,826	60,300,896	40,089,689
	Repayment of interest free loans	151,990,672	68,766,506	40,388,195
Nanjing Daqo	Proceeds from interest free loans	13,456,861	—	—
	Repayment of interest free loans	13,456,861	—	—
Xinjiang Daqo Investment	Proceeds from interest free loans	72,946,700	56,270,085	14,356,000
	Repayment of interest free loans	73,252,506	38,715,449	14,356,000
Daqo New Material	Proceeds from interest free loans	11,082,241	9,607,344	6,029,877
	Repayment of interest free loans	11,285,114	12,262,592	10,818,493
	Purchase-Fixed assets	—	—	7,390,693
	Rental expense	1,050,661	993,894	976,800
Chongqing Daqo Tailai	Purchase-Fixed assets	375,528	3,534,248	715,361
	Purchase-Raw material	9,938	—	—
	Income from disposal of fixed assets	6,458	—	—
	Proceeds from interest free loans	6,367,640	222,517	—
	Repayment of interest free loans	6,367,640	2,684,783	—
Others subsidiaries under Daqo Group	Repayment of interest free loans	5,296	—	—
	Purchase-Fixed assets	3,488,330	2,120,768	80,240
	Purchase-Raw material	22,817	129,219	17,651
Total	Sales	$11,894,944	$11,194,197	$13,442,273
	Income from disposal of fixed assets	$6,458	$—	$—
	Purchase-Fixed assets	$3,863,858	$5,655,016	$8,186,294
	Purchase-Raw material	$32,755	$129,219	$17,651
	Rental expense	$1,050,661	$1,021,891	$1,014,556
	Interest expense	$—	$850,380	440,368
	Proceeds from related parties loans	$245,957,818	$126,400,842	$63,172,079
	Repayment of related parties loans	$276,575,346	$148,463,137	$83,754,652

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

16. EARNINGS PER SHARE

The calculation of earnings per share is as follows:

	Year ended December 31,
	2015	2016	2017
Numerator used in basic and diluted earnings per share:
Net income attributable to Daqo New Energy Corp. ordinary shareholders—basic and diluted	$12,956,889	$43,493,756	$92,841,128
Denominator used in basic and diluted earnings per share:
Weighted average number of ordinary shares outstanding used in computing earnings per share-basic	258,015,851	261,742,244	265,070,961
Plus: Dilutive effects of share options	3,396,082	3,075,511	6,020,839
Dilutive effects of RSUs	-	-	1,834,519
Weighted average number of ordinary shares outstanding used in computing earnings per share—diluted	261,411,933	264,817,755	272,926,319
NET INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Basic	$0.05	$0.17	$0.35
NET INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Diluted	$0.05	0.16	0.34

Outstanding number of share options totaling of 12,563,541, 10,899,141 and 263,900 were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive for the years ended December 31, 2015, 2016 and 2017, respectively.

17. COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2017, commitments outstanding for the purchases of property, plant and equipment approximated $39.9 million, which will be due subsequent to receipt of the purchases.

Lease commitments

The operating lease commitments as of December 31, 2017 were principally for the housing rental from Daqo New Material and Daqo Group. The lease expense was $1,050,661, $1,024,970 and $1,014,556 for the years ended December 31, 2015, 2016 and 2017, respectively.

Future minimum lease payments are as follows:

Year ending December 31
2018	$1,058,012
2019	11,925
Total	$1,069,937

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

18. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Following the further expansion of module business and entering into the wafer business in 2011, the Group operated and viewed its performance in three segments. However, on September 28, 2012, the module business was disposed. Therefore, only two segments remained in 2015, 2016 and 2017. Furthermore, the Group's chief operating decision maker is not provided with asset information by segment. As such, no asset information by segment is presented. The following tables summarized the Group’s revenue and cost generated from different revenue streams. Substantially all of its revenues are derived in the PRC. The Group’s long lived assets and operations are substantially all located in the PRC.

The following table summarizes the Group’s revenue by segment:

Year ended December 31, 2015	Polysilicon	Wafer	Elimination	Total
Revenue – External	$125,916,457	56,124,511	-	182,040,968
Revenue - Intersegment	23,485,364	-	(23,485,364)	-
Total Revenue	149,401,821	56,124,511	(23,485,364)	182,040,968
Total Cost of revenue	121,193,840	46,763,308	(23,466,065)	144,491,083
Gross Profit	$28,207,981	9,361,203	(19,299)	37,549,885

Year ended December 31, 2016	Polysilicon	Wafer	Elimination	Total
Revenue – External	$167,530,309	61,570,902	-	229,101,211
Revenue - Intersegment	28,688,793	-	(28,688,793)	-
Total Revenue	196,219,102	61,570,902	(28,688,793)	229,101,211
Total Cost of revenue	125,320,832	52,413,007	(29,061,146)	148,672,693
Gross Profit	$70,898,270	9,157,895	372,353	80,428,518

Year ended December 31, 2017	Polysilicon	Wafer	Elimination	Total
Revenue – External	$294,073,020	58,779,131	-	352,852,151
Revenue - Intersegment	29,126,674	-	(29,126,674)	-
Total Revenue	323,199,694	58,779,131	(29,126,674)	352,852,151
Total Cost of revenue	181,595,921	55,992,555	(28,209,010)	209,379,466
Gross Profit	$141,603,773	2,786,576	(917,664)	143,472,685

The following customers individually accounted for 10% or more of revenues:

	Year ended December 31,
	2015	2016	2017
Customer A	$35,094,472	$48,739,001	$43,258,204
Customer B	*	*	$39,219,089
Customer C	$18,125,773	*	$39,099,677
Customer D	$20,465,558	*	*
Customer E	$19,595,911	*	*

*	Represents less than 10%

Total sales to the Group’s largest customers whose sales constitute over 10% of revenue accounted for approximately 51%, 21% and 34% of revenues for the years ended December 31, 2015, 2016 and 2017, respectively. The Group is substantially dependent upon the continued participation of these customers in order to maintain its total revenues. Significantly reduction in the Group’s dependence on these customers is likely to take time and there can be no assurance that the Group will succeed in reducing such dependence.

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEET

DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except share and per share data)

	December 31,
	2016	2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,943,502	$4,536,809
Prepaid expenses and other current assets	223,559	700,064

Total current assets	3,167,061	5,236,873
Investments in subsidiaries	267,322,549	386,872,629

TOTAL ASSETS	$270,489,610	$392,109,502

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$389,849	$373,915

Total current liabilities	389,849	373,915

EQUITY
Ordinary shares ($0.0001 par value 500,000,000 shares authorized as of December 31, 2016 and 2017; 279,214,103 and 279,214,103 shares issued as of December 31, 2016 and 2017, respectively and 262,956,278 and 270,918,702 shares outstanding as of December 31, 2016 and 2017, respectively)	26,532	27,328
Additional paid in capital	240,111,533	247,076,428
Retained earnings	40,432,352	133,273,480
Accumulated other comprehensive income (loss)	(8,721,820)	13,107,187
Treasury shares	(1,748,836)	(1,748,836)

Total shareholders’ equity	270,099,761	391,735,587

TOTAL LIABILITIES AND EQUITY	$270,489,610	$392,109,502

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

	Year ended December 31,
	2015	2016	2017
OPERATING EXPENSES
General and administrative	$(4,142,634)	$(3,175,482)	$(4,987,820)

Total operating expenses	(4,142,634)	(3,175,482)	(4,987,820)

LOSS FROM OPERATION	(4,142,634)	(3,175,482)	(4,987,820)
Interest income	1,641	-	-
Exchange gain	118,679	-	-
Income tax expense	(108,992)	-	-

NET LOSS BEFORE SHARE OF RESULTS OF SUBSIDIARIES	(4,131,306)	(3,175,482)	(4,987,820)
Equity in earnings of subsidiaries	17,088,195	46,669,238	97,828,948

Net income attributable to Daqo New Energy Corporation ordinary shareholders	$12,956,889	$43,493,756	$92,841,128

Other comprehensive (loss) income:
Foreign currency translation adjustments	(11,256,870)	(17,502,133)	21,829,007
Total other comprehensive income (loss):	(11,256,870)	(17,502,133)	21,829,007
Comprehensive income	$1,700,019	$25,991,623	$114,670,135

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CHANGES IN EQUITY

FOR YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars, except share and per share data)

	Ordinary shares		Treasury shares	Additional paid in capital	Retained earnings (accumulated losses)	Accumulated other comprehensive income (loss)	Total
	Number	$

Balance at January 1, 2015	223,577,853	22,358	(398,672)	203,125,494	(16,018,293)	20,037,183	206,768,070
Net income					12,956,889		12,956,889
Other comprehensive loss						(11,256,870)	(11,256,870
Share-based compensation				3,687,951			3,687,951)
Option exercised	1,115,625	112		275,671			275,783
Follow-on equity offering, net of issuance costs of $2,033,041	38,500,000	3,850		27,993,109			27,996,959
Repurchase of ordinary shares	(2,356,900)		(1,350,164)				(1,350,164
Capital injection from non-controlling Shareholders				1,275,845			1,275,845
Balance at December 31, 2015	260,836,578	26,320	(1,748,836)	236,358,070	(3,061,404)	8,780,313	240,354,463

Net income					43,493,756		43,493,756)
Other comprehensive loss						(17,502,133)	(17,502,133)
Share-based compensation				2,702,089			2,702,089
Option exercises	2,119,700	212		1,051,374			1,051,586
Balance at December 31, 2016	262,956,278	26,532	(1,748,836)	240,111,533	40,432,352	(8,721,820)	270,099,761

Net income					92,841,128		92,841,128
Other comprehensive income						21,829,007	21,829,007
Share-based compensation				4,200,273			4,200,273
Options exercised	5,596,050	560		2,764,858			2,765,418
Restricted shares vested	2,366,374	236		(236)
Balance at December 31, 2017	270,918,702	27,328	(1,748,836)	247,076,428	133,273,480	13,107,187	391,735,587

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars)

	Year ended December 31,
	2015	2016	2017
OPERATING ACTIVITIES
Net income	$12,956,889	$43,493,756	$92,841,128
Equity in earnings of subsidiaries	(17,088,195)	(46,669,238)	(97,828,948)
Share-based compensation	3,687,951	2,702,089	4,200,273
Adjustments to reconcile net income to net cash used in operating activities:
Prepaid expenses and other current assets	11,099	(29,976)	50,059
Changes in other current liabilities	(96,166)	(58,806)	91,941
Amount due to a related party	(286,526)	—	—
Income tax payable	108,992	(108,992)	—
Net cash used in operating activities	(705,956)	(671,167)	(645,547)

INVESTING ACTIVITIES
Capital contributed to subsidiaries	(33,256,774)	—	—
Disposition of minority interest in subsidiary	5,110,085	—	—
Net cash used in investing activities	(28,146,689)	—	—

FINANCING ACTIVITIES
Repurchase of ordinary shares	(1,350,164	—	—
Proceeds from follow-on equity offering	30,030,000	—	—
Insurance cost for follow-on equity offering	(2,033,041)	—	—
Proceeds from options exercised	275,783	1,051,586	2,238,854
Net cash provided by financing activities	26,922,578	1,051,586	2,238,854
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,930,067)	380,419	1,593,307
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,493,150	2,563,083	2,943,502
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,563,083	$2,943,502	$4,536,809

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

Notes to Financial Information of Parent Company

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of Daqo New Energy Corp has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Group. No dividend was paid by the Company's subsidiaries to their parent company in 2017.

4.	As of December 31, 2017, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

*    *    *    *    *    *

