Form 20-F
period 2018-12-31
DAQO NEW ENERGY CORP.
filed 2019-04-17
CIK 1477641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ____________

Commission file number: 001-34602

DAQO NEW ENERGY CORP.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 29D, Huadu Mansion, 838 Zhangyang Road

Shanghai, 200122

The People’s Republic of China

(Address of principal executive offices)

Ming Yang, Chief Financial Officer

Tel: +86-21 5075-2918

mingyang@daqo.com

Unit 29D, Huadu Mansion, 838 Zhangyang Road

Shanghai, 200122

The People’s Republic of China

(Name, Telephone, E-mail and Address of Company Contact Person)

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class the period covered by the annual report 332,029,752 ordinary shares, par value US$0.0001 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our business and operating strategies;

•	our capacity expansion and capital expenditure plans;

•	our operations and business prospects;

•	our future business development, financial condition and results of operations;

•	competition in our industry;

•	the industry regulatory environment as well as the industry outlook generally;

•	future developments in the polysilicon manufacturing and photovoltaic and semiconductor industries;

•	fluctuations in general economic and business conditions in China;

•	government subsidies and economic incentives for solar energy application; and

•	assumptions underlying or related to any of the foregoing.

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

The following selected consolidated statements of operations data for our company for the years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2014 and 2015 and our consolidated balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements, which are not included in this annual report. In September 2018, we discontinued our wafer manufacturing operations in Chongqing. Accordingly, we have reclassified the assets, liabilities, net income (loss), earnings (loss) per ordinary share and cash flows of the discontinued operations in the financial statements as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018. Certain accounts and balances in the consolidated financial statements for all periods presented have been retrospectively adjusted to reflect the effect of the discontinued operations.

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

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of US$, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues	141,423	146,849	196,219	323,200	301,600
Cost of revenues (1)	(90,519)	(108,129)	(118,408)	(179,152)	(203,486)
Gross profit	50,904	38,720	77,811	144,048	98,114
Operating expenses (1)	(5,904)	(8,848)	(16,675)	(12,969)	(16,636)
Income from operation	45,000	29,872	61,136	131,079	81,478
Income before income taxes	35,992	20,478	48,571	115,275	73,788
Income tax expense	-	(1,138)	(7,358)	(17,332)	(11,717)
Net income from continuing operations	35,992	19,340	41,213	97,943	62,071
(Loss) income from discontinued operations, net of tax	(19,343)	(6,293)	2,711	(4,088)	(23,305)
Net income	16,649	13,047	43,924	93,855	38,766
Net income attributable to non-controlling interest	—	91	430	1,014	641
Net income attributable to Daqo New Energy shareholders	16,649	12,956	43,494	92,841	38,125
Earnings per ADS (2)
Continuing operations	4.36	1.86	3.89	9.15	4.93
Discontinued operations	(2.34)	(0.60)	0.26	(0.39)	(1.87)
Basic	2.02	1.26	4.15	8.76	3.06
Continuing operations	4.26	1.84	3.85	8.87	4.72
Discontinued operations	(2.29)	(0.60)	0.26	(0.37)	(1.79)
Diluted	1.97	1.24	4.11	8.50	2.93
Ordinary shares used to calculating earnings per ordinary share
Basic – ordinary shares	206,349,976	258,015,851	261,742,244	265,070,961	311,715,158
Diluted – diluted shares	211,353,643	261,411,933	264,817,755	272,926,319	325,506,335

Notes:

(1)	Includes share-based compensation expenses in the amount of $1.8 million, $3.7 million, $2.7 million, $4.2 million and $13.8 million for the years ended December 31, 2014, 2015, 2016 ,2017 and 2018, respectively.

(2)	One (1) ADS for twenty-five (25) ordinary shares.

	Year Ended December 31,
	2014	2015	2016	2017	2018
Other Financial and Operating Data:
Polysilicon production volume (in MT)	6,560	9,771	13,068	20,200	23,351
Polysilicon sales volume (in MT)(1)	5,972	8,234	10,883	17,950	22,521
Unit cost of polysilicon sold (in $/kg)(2)	13.68	11.23	9.38	8.84	8.71

Notes:

(1)	The polysilicon sales volume here only refers to external sales. Internal sales to our in-house wafer facilities were 671 MT, 1,316 MT, 1,968 MT,1,944 MT and 459 MT in 2014, 2015, 2016, 2017 and 2018, respectively. We discontinued our wafer manufacturing operations in September 2018.

(2)	The unit cost here only refers to the polysilicon made in Xinjiang facilities.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	As of December 31,
	2014	2015	2016	2017	2018
	(in thousands of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	6,592	10,183	13,819	53,803	65,419
Restricted cash	14,128	2,780	14,338	9,911	28,609
Total current assets	121,949	88,777	73,303	142,364	160,069
Property, plant and equipment, net	422,594	430,370	461,853	485,466	611,616
Total assets	710,131	660,851	656,709	748,783	854,929
Short-term bank borrowings, including current portion of long-term borrowings	75,738	105,462	91,581	73,784	38,206
Total current liabilities	396,068	275,394	249,750	216,513	149,854
Long-term bank borrowings	74,114	118,548	111,949	111,436	133,312
Total liabilities	503,363	419,195	384,979	354,255	329,797
Total shareholders’ equity	206,768	240,354	270,101	391,736	525,132
Non-controlling interest	—	1,302	1,629	2,792	—
Total equity	206,768	241,656	271,730	394,528	525,132
Total liabilities and equity	710,131	660,851	656,709	748,783	854,929

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

Our ability to maintain our growth and profitability depend on the demand for photovoltaic products and the development of photovoltaic technologies, among other things.

The solar industry is still at a relatively early stage of development, and the extent of acceptance of photovoltaic products is uncertain. The photovoltaic industry does not have data as far back as the semiconductor industry or other more established industries, for which trends can be assessed more reliably from data gathered over a longer period of time. Demand for photovoltaic products may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of photovoltaic technology and demand for photovoltaic products, including:

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

Our polysilicon sales prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and continue to expand capacities in order to achieve economies of scale. However, the slow and uneven economic recovery from the global financial crisis as well as the significant decrease in global petroleum prices since their peak in mid-2008 reduced or delayed the general demand for photovoltaic products. In late 2008 and 2009, newly available polysilicon supply and slowed global photovoltaic market growth resulted in an excess supply of polysilicon, which led to a significant decline in polysilicon prices. Although global photovoltaic demand recovered substantially from the second half of 2010 through the first half of 2011, the market price for polysilicon experienced another significant decline in the second half of 2011 due to excess supply and decreasing demand. In 2012, the market price for polysilicon continued to decline. In 2013, global demand for polysilicon began to increase, and such trend continued into 2015. Nevertheless, the average selling price of polysilicon in China was under pressure since the fourth quarter of 2014 and through the whole year of 2015 due to rising polysilicon supply both from overseas and domestic polysilicon manufacturers. In the first half of 2016, average selling prices of polysilicon were relatively strong due to rush orders placed before China’s solar PV feed-in tariff adjustment went effective at the end of June 2016. In the second half of 2016, average selling prices of polysilicon declined due to decreasing demand. In 2017, the solar PV demand in China grew significantly to approximately 55 GW, and thus the average selling prices of polysilicon were relatively strong during the year. In 2018, polysilicon supply capacities increased in the second half of the year, which caused the average selling prices of polysilicon to decline again. We expect that polysilicon supply capacities will continue to increase in 2019, mainly in the first half of the year, and meanwhile, we expect the overall solar PV demand will also increase in 2019. If the imbalance between polysilicon supply and demand continues to exist, it could cause polysilicon prices to continue to decline and thus materially and adversely affect our profitability.

We may not be able to continue to receive the same level of support from Daqo Group Co., Ltd., or Daqo Group, a related party of ours, which may have a material adverse effect on our business and results of operations.

Since our inception, we have substantially benefited from financial support from Daqo Group, one of the largest electrical equipment manufacturers in China, and we expect to continue to benefit from Daqo Group in the foreseeable future. Please see “—We need a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when needed, our growth prospects and future profitability may be materially and adversely affected” below. In addition, Daqo Group has granted us a permanent and royalty-free license to use the “Daqo” brand, which is a well-recognized brand in the electrical industry in China. We have benefited from the strong brand recognition of “Daqo” in our business development efforts, as evidenced by our ability to secure major customers based in China within a short period after we commenced commercial production of polysilicon. Daqo Group has agreed in writing not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses without our consent for an indefinite term. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they come due. However, we cannot assure you that we will continue to receive the same level of support, or any support at all, from Daqo Group in the future. If Daqo Group ceases to support us, our business, results of operations and prospects may be materially and adversely affected. In addition, any negative publicity associated with Daqo Group will likely have an adverse impact on our reputation, which could materially and adversely affect our business. In the event of any disagreements with Daqo Group, we may have to resort to legal proceedings in China to enforce our rights, which could be costly, time consuming and involve uncertain outcomes.

We may experience future losses and may not be able to generate sufficient revenues in the future to sustain profitability.

We had net income of $43.9 million, $93.9 million and $38.8 million in 2016, 2017 and 2018, respectively, as a result of our expanded capacities, growing sales volume and our continuous cost reduction efforts in our operations. In September 2018, we made a strategic decision to discontinue our wafer manufacturing operations in response to the increasingly challenging market conditions. Although we generated a profit in fiscal years 2016, 2017 and 2018, we may not be able to sustain profitability and our cash flows may become negative in the future. Please see “— Our revenues and results of operations have fluctuated and are likely to fluctuate in the future” below.

If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, our financial condition, results of operations and business prospects may be materially and adversely affected.

As of December 31, 2018, we had a working capital surplus (being our total consolidated current assets less our total consolidated current liabilities) of $10.2 million. However, as we have made and will continue to make significant capital expenditures on our expansion project at our Xinjiang polysilicon facilities, we cannot guarantee that this working capital surplus will be maintained in the future.

Therefore, our financial condition, results of operations and business prospects may be affected by the financial support from Daqo Group and our ability to continue to obtain other sources of financing. Daqo Group provides financial support to us to meet certain of our working capital requirements and obligations as they become due. On March 18, 2019, we obtained a letter of financial support from Daqo Group and certain of our other shareholders in which they have committed to provide us with sufficient funding to support our operations till March 31, 2020. Further, the letter of financial support provides that Daqo Group will not require us to pay the amounts that we owed to Daqo Group and its subsidiary Daqo New Material, as of December 31, 2018, before April 1, 2020. In addition, Daqo Group will provide us with funding to support us to repay all the financial obligations already committed related to the expansion project at our Xinjiang facilities and we are not required to repay such amounts before April 1, 2020. Meanwhile, we have committed to Daqo Group that we will implement our expansion project based on our available financial resources. However, we can provide no assurances that Daqo Group and our shareholders will honor their undertakings under the letter of financial support. If Daqo Group or its subsidiaries were to be unable to honor their undertakings under the letter of financial support or if the industry reverses its current upward trend in demand, we may face significant pressure on our working capital and our financial condition, results of operations and business prospects may be materially and adversely affected.

The reduction in or elimination of government subsidies and economic incentives for solar energy applications could cause demand for our products and our revenues to decline.

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power still exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, China has announced several reductions in solar feed-in tariffs (“FITs”) since the release of the “Notice on Leveraging the Price for the Development of the Solar Energy Industry” in 2013. The most recent reduction in solar FITs was announced in May 2018 for solar power projects approved after May 31, 2018. The new FIT for solar power projects in Zone 1, 2 and 3 was reduced by RMB0.05 per kWh, to RMB0.5 per kWh, RMB0.6 per kWh and RMB0.7 per kWh, respectively. In 2016, global solar PV installations continued its growing trend and reached approximately 73 GW. In 2017, global solar PV installations grew significantly to approximately 100 GW. However, the growth rate of global PV installations slowed down in 2018. In addition, the new solar PV policy that the Chinese government issued on May 31, 2018 also reduced solar installation quotas in China during the second half of 2018. If the decrease in oil prices continues, government incentives provided to the solar industry in major markets may be reduced, which may result in a decrease in average selling prices of polysilicon. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the photovoltaic industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced polysilicon manufacturing in 2008. Certain of our senior management and key employees have worked together at our company for only a relatively short period of time. Our future success will depend on our ability to expand our manufacturing capacity significantly beyond its current level and further expand our customer base. To address these risks, we must, among other things, continue to respond to competition and volatile market developments, attract, retain and motivate qualified personnel, implement and successfully execute expansion plans and improve our technologies. We cannot assure you that we will be successful in addressing such risks.

 Although we were profitable in 2011, we experienced significant decreases in revenue and incurred substantial net losses in 2012 and 2013. We had positive net income from 2014 to 2018. However, our limited operating history makes the prediction of future results of operations difficult, and therefore, it is unclear if we could sustain revenue growth or profitability in the future. Our business model, technology and ability to achieve satisfactory manufacturing yields for polysilicon at higher volumes are unproven. Compared to companies with a long and well-established operating history and companies operating in less volatile sectors, our results of operations are more susceptible to the impact of adverse operating environment and supply and demand risks.

Our revenues and results of operations have fluctuated and are likely to fluctuate in the future.

Fluctuations of our revenues and results of operations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others, fluctuation in the global average selling prices of photovoltaic products, fluctuation in the volume of our products shipped, changes in end-user demand for the photovoltaic products manufactured and sold by us or our customers, the gain or loss of significant customers, the availability of governmental subsidies or financial support and changes in our electricity, natural gas, raw material or labor costs. For example, although our revenue has improved since 2013 and we have regained profitability from 2014 to 2018, our revenues and results of operations may worsen again if one or more of these factors become unfavorable to our business.

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

We need a significant amount of cash to fund our operations. In particular, we will need substantial additional funding to finance our expansion project at our Xinjiang polysilicon facilities to meet our working capital requirements and to repay any short-term or long-term bank borrowings when due. We will also require cash resources to fund our research and development activities in order to remain competitive on cost and technology.

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

The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. We may face significant challenges relating to high quality polysilicon production in the future. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials or tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon to be rejected by our customers, which would materially and adversely affect our profitability. As a result of our continuous efforts to improve polysilicon production quality, approximately 65% of our polysilicon was suitable for selling to mono-wafer applications in 2018, which require higher quality as compared to multi-wafer applications. We expect to increase this portion to approximately 70% and 80% in 2019 and 2020, respectively. We cannot assure you that we can continue to maintain the current level of high quality polysilicon production or achieve the expected increases in the portion of production suitable for selling to mono-wafer applications in 2019 and 2020.

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

The solar power industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our polysilicon products. Other companies may develop production technologies that enable them to produce polysilicon of higher quality at a lower cost than our products. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar power products and may render our products obsolete. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry, and effectively compete in the future. Our failure to further refine and enhance our products and processes or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could materially and adversely reduce our market share and affect our results of operations.

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

We finished construction of our Phase 2A polysilicon facilities in Shihezi, Xinjiang Uyghur Autonomous Region in September 2012 and successfully reached our targets in terms of capacity and cost structure by the end of the first quarter of 2013. The construction and installation of our Phase 2B expansion project was completed during the second quarter of 2015 and achieved full production capacity in the third quarter of 2015, which increased our polysilicon annual capacity from 6,150 MT to 12,150 MT. In January 2015, our Board of Directors approved our Phase 3A expansion project in Xinjiang. We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our Board of Directors approved our Phase 3B expansion project in Xinjiang. As of the end of 2017, we have already started initial construction works for Phase 3B Project. By October 2018, we completed the construction and installation of Phase 3B and began pilot production. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we expect to complete a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We expect to complete the Phase 4A project and begin pilot production in the fourth quarter of 2019 and ramp up Phase 4A to full production capacity in the first quarter of 2020, which will increase our total production capacity to 70,000 MT. Although the Xinjiang location provides many strategic advantages, including lower electricity costs, we face a number of uncertainties in relation with our future commercial production and expansion project in Xinjiang.

As part of the expansion project, we have relocated existing machinery and equipment in our facilities in Chongqing, with total book value of $51.7 million as of December 31, 2018, to our Xinjiang facilities. In 2016, 2017 and 2018, we incurred an impairment charge of $0.2 million, $3.0 million and $11.5 million, respectively, attributable to certain identified assets remaining in Chongqing that were not transferrable and could not be reutilized in our Xinjiang manufacturing or expansion projects. In September 2018, we decided to discontinue our wafer manufacturing operations in Chongqing in response to the increasingly challenging market conditions. As a result, we incurred an impairment charge of $7.3 million in 2018 related to our discontinued wafer operations in Chongqing.

In addition, there are many risks associated with our future production in Xinjiang, any of which could cause significant disruption to production, including:

•	being unable to construct and complete our expansion plan as scheduled;

•	being unable to fully ramp-up the newly added capacity or achieve our targets for cost and quality;

•	extremely cold temperatures;

•	lack of workers in Xinjiang experienced with polysilicon manufacturing;

•	difficulties in timely transporting products to our customers, most of whom are located in other areas of China that are a significant distance from Xinjiang; and

•	political or social unrest.

One or more of these factors could harm our Xinjiang operations and consequently, could adversely affect our overall operating results.

Furthermore, under the letter of financial support we obtained from Daqo Group on March 18, 2019, we are required to immediately suspend the expansion project at our Xinjiang facilities if we do not have sufficient financial resources to continue the project after we repay all other financial obligations as they become due. See “—If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, our financial condition, results of operations and business prospects may be materially and adversely affected.” above.

If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.

Since 2013, we have experienced a period of growth and expansion in terms of production capacity and sales volume. We achieved a nameplate capacity of 6,150 MT in the first quarter of 2014 and further ramped up our nameplate capacity to 12,150 MT in the third quarter of 2015. Our polysilicon production for 2016 reached a record high of 13,068 MT, which surpassed our nameplate capacity of 12,150 MT per annum. In 2016, 2017 and 2018, we sold 10,883 MT, 17,950 MT and 22,521 MT, respectively, of polysilicon (excluding internal sales to our in-house wafer facilities; we discontinued our wafer manufacturing operations in September 2018). We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production of the Phase 3A project in the first quarter of 2017 and have achieved full production capacity. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we expect to complete a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We expect to complete the Phase 4A project and begin pilot production in the fourth quarter of 2019 and ramp up Phase 4A to full production capacity in the first quarter of 2020, which will increase our total production capacity to 70,000MT. To accommodate our continued expansion, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management efforts and skill and significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results. Moreover, even if we do expand our polysilicon manufacturing capacity as planned, we may be unable to generate sufficient customer demand for our photovoltaic products to support our increased production levels or successfully integrate our polysilicon business to achieve operational efficiency, which could adversely affect our business and results of operations.

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

The photovoltaic market is expected to become increasingly competitive. Our competitors include international polysilicon manufacturers, such as Wacker, OCI, Hemlock, REC, MEMC and Chinese domestic polysilicon manufacturers, such as GCL-Poly, Xinte Energy Co., Ltd., Yongxiang Co., Ltd., Asia Silicon Co., Ltd. and China Silicon Corporation. There are also likely new entrants into the polysilicon manufacturing market in China, such as Xinjiang East Hope New Energy Ltd. and the joint venture formed by REC and Shanxi Youser. In addition, some solar cell and module manufacturers, including some of our existing and potential customers may have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales or even reduce our sales to our existing customers. Many of our competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. We also expect that there may be additional polysilicon supply capacities from our competitors in 2019.As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of polysilicon than we can. Failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

We depend on a limited number of customers and sales contracts for a significant portion of our revenues, and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in our revenues.

In 2016, 2017 and 2018, our top three customers in aggregate accounted for approximately 42.8% , 37.6% and 64.2% of our total revenues from continuing operations, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

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

As of December 31, 2018, we had outstanding long-term bank borrowings, including current portion of long-term borrowings of $137.4 million with a weighted average interest rate of 5.9% and outstanding short-term bank borrowings of $34.1 million with a weighted average interest rate of 5.0%, and we expect to incur additional debt in the future. We borrowed the majority of these bank loans from Chongqing Rural Commercial Bank with guarantees from Daqo Group. We cannot assure you that we will be able to renew these borrowings when they become due or to obtain other loans or credits from other banks or other lenders on terms satisfactory to us or at all to satisfy the substantial capital expenditure requirements associated with our capacity expansion, whether on our own or with the continuing support from Daqo Group. In addition, the indebtedness could have an adverse effect on our future operations, including, among other things: (1) reducing the availability of our cash flow to fund our working capital, capital expenditures or other general corporate purposes as a result of interest or principal payments; (2) subjecting us to the risk of interest rate increases on our indebtedness which bears floating interest rates; and (3) placing us at a competitive disadvantage compared to our competitors that have less debt or are otherwise less leveraged. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facilities for a significant period of time. Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production, could reduce our production capacity for a significant period of time and could have negative effect on our customer relationships. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, in April 2013, we temporarily shut down our Phase 2 facilities in Xinjiang for periodic maintenance and technology improvements. In April 2014, we temporarily shut down our Phase 2 facilities in Xinjiang for periodic maintenance and preparation for the Hydrochlorination project. In May 2015, we conducted annual maintenance of the Xinjiang polysilicon facilities, which affected our polysilicon production for five days. In October 2016, we conducted annual maintenance and several technology improvement projects in our Xinjiang polysilicon facilities, and concurrently completed interconnections between our new and existing facilities in Xinjiang. In late September and early October of 2017, we conducted annual maintenance for our Xinjiang polysilicon facilities. In September 2018, we conducted annual maintenance for our Xinjiang polysilicon facilities, connected our newly constructed Phase 3B facility to our existing facilities, and upgraded various manufacturing equipment. The annual maintenance, construction, installation of new equipment and interconnection of facilities affected our polysilicon production for two to three weeks. These abovementioned shutdowns have reduced and may further reduce the volume and increase the cost of polysilicon we produce. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, and interruptions in electricity supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

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

In addition, our polysilicon production and storage facilities are located in Xinjiang, China. The occurrence of any natural disaster, unanticipated catastrophic event or unexpected accident in these locations could result in production curtailments, shutdowns or periods of reduced production, which could significantly disrupt our business operations, cause us to incur additional costs and affect our ability to deliver our products to our customers as scheduled, which may adversely affect our business, financial condition and results of operations. Moreover, such events could result in severe damage to property, personal injuries, fatalities, regulatory enforcement proceedings or in our being named as a defendant in lawsuits asserting claims for large amounts of damages, which in turn could lead to significant liabilities.

Occurrences of natural disasters, as well as accidents and incidents of adverse weather in or around Xinjiang, China in the future may result in significant property damage, electricity shortages, disruption of our operations, work stoppages, civil unrest, personal injuries and, in severe cases, fatalities. Such incidents may result in damage to our reputation or cause us to lose all or a portion of our production capacity, and future revenue anticipated to be derived from the relevant facilities, any of which could have a material adverse effect on our business, operating results and financial condition.

Existing regulations and changes to these regulations may present technical, regulatory, economic and trade barriers to the purchase and use of photovoltaic products, which may significantly reduce demand for our products, and have negative impact on polysilicon prices.

Photovoltaic products are subject to national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering, and other aspects of the electric utility industry. In a number of countries, including China, these regulations are being modified and may continue to be modified. The purchases of, or further investment in the research and development of, alternative energy sources, including photovoltaic technology, could be deterred by unfavorable regulations, which could result in a significant reduction in the potential demand for our products. For example, without a regulatory mandated exception for solar power systems, electric utility companies are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to end users of using photovoltaic products and make them less desirable. In addition, trade authorities in foreign countries (for example, trade authorities of the U.S. given the recent trade conflicts between China and the U.S.) may apply trade sanctions against photovoltaic product imports from China, if the foreign trade authorities determine that the export sales from China are in violation of fair trade practices. Such trade sanctions can result in significant additional duties, which may adversely affect our photovoltaic product demand, thereby harming our business, prospects, results of operations and financial condition. Moreover, if China reduces or removes the antidumping and countervailing duties that it imposes on international producers, polysilicon import to China may increase, which may reduce demand for our polysilicon and negatively impact our polysilicon’s selling prices.

We obtain certain production equipment from a limited number of suppliers, and if such equipment is not delivered on time, is damaged in shipment or is otherwise unavailable, our ability to deliver polysilicon on time will suffer, which in turn could result in cancellation of orders and loss of revenues.

Our operations and expansion plans depend on our ability to obtain a sufficient amount of equipment that meets our specifications on a timely basis. Some of our equipment used in polysilicon production is not readily available from alternative vendors and would be difficult to repair or replace if it were to become damaged or cease working. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our production equipment, our business would incur losses. In addition, a supplier’s failure to supply our ordered equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay the capacity expansion of our manufacturing facilities and otherwise disrupt our production schedule or increase our costs of production. We have experienced significant delays in the delivery of our key equipment in the past. Failure to obtain equipment meeting our specifications could have a material adverse effect on our business, financial condition and results of operations. Furthermore, demand for polysilicon production equipment may result in significant increases in prices of such equipment or shortages in related components for our intended expansion. Any unexpected price increases could materially and adversely affect our financial condition and results of operations.

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

Substantially all of our production, storage, administrative, and research and development facilities are located in Xinjiang, China. Any damage or disruption at these facilities would have a material adverse effect on our financial condition and results of operations.

Substantially all of our production, storage, administrative, and research and development facilities are currently located in Xinjiang, China. Natural disasters, such as fire, floods, typhoons, earthquakes, snow storms, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would not be able to meet our production targets and our business would incur losses. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

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

We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. Contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. In addition, we currently hold 93 patents and have 17 pending patent applications in China covering various aspects of the polysilicon and wafer manufacturing process. However, we cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. Failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe on or misappropriate our proprietary technologies or other intellectual property and proprietary rights and use them to compete against us, which could have a material adverse effect on our business, financial condition or operating results.

Policing unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of China and certain other countries are uncertain or do not protect intellectual property rights to the same extent as the laws and enforcement procedures of the United States do. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us” below. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Although we are currently strengthening our research and development capability, to date, a great number of the intellectual properties used in our production process were developed by third parties. Our success will be jeopardized if we cannot use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to photovoltaic technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings, and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our manufacturing process or our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Guangfu Xu, our chairman, and Mr. Longgen Zhang, our chief executive officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees join a competitor or form a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us” below.

Certain of our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, Messrs. Guangfu Xu, Xiang Xu and Dafeng Shi, our directors that are affiliated with Daqo Group, beneficially own a total of 97,954,316 or 28.39% of our ordinary shares, including shares that they had the right to acquire within 60 days. As a result of their high level of shareholding, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. These shareholders’ interests as beneficial owners of Daqo Group may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, these shareholders may take actions not in the best interest of us and our other shareholders.

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

The discontinuation of any of the preferential tax treatment or the financial incentives and grants currently available to us in China could adversely affect our overall results of operations.

Various Chinese governmental authorities have provided tax incentives to our subsidiaries in China. These incentives include income tax exemption or reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law (“ EIT Law”), the statutory enterprise income tax rate is 25%. However, Xinjiang Daqo New Energy Co., Ltd., or Xinjiang Daqo, a Chinese subsidiary of ours, obtained a High and New Technology Enterprise, or HNTE, certificate for a valid period of 3 years till August 2020. During the year ended December 31, 2018, Xinjiang Daqo was entitled to a preferential tax rate of 15% because of its HNTE status. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause this subsidiary to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. We cannot assure you that Xinjiang Daqo will continue to qualify as a “high and new technology enterprise” in future periods. Any increase in the enterprise income tax rate applicable to our Chinese subsidiaries or discontinuation or reduction of any of the preferential tax treatment or financial incentives currently enjoyed by our subsidiaries in China could adversely affect our business, operating results and financial condition.

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

Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and will be subject to the Chinese enterprise income tax at the rate of 25% on its worldwide income. In April 2009, the Chinese State Administration of Taxation, or the SAT, issued a circular to clarify criteria for determining the “resident enterprise” status of foreign companies which are controlled by PRC enterprises or PRC enterprise groups. Pursuant to the circular, to determine whether a company formed outside of mainland China and controlled by PRC enterprises or PRC enterprise groups incorporated in China should be treated as a Chinese resident enterprise, the tax authority will review factors such as the routine operation of the organizational body that effectively manages the enterprise’s production and business operations, locations of personnel holding decision-making power, location of finance and accounting functions and properties of the enterprise, and whether more than half of the directors or senior management personnel reside in China. Substantially all of our management members are based in China. However, it remains unclear how PRC tax authorities will classify an overseas company such as ours, which is controlled by PRC natural persons rather than PRC enterprises. If the Chinese tax authorities subsequently determine that Daqo Cayman should be classified as a resident enterprise, then our worldwide income will be subject to Chinese income tax, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Daqo Cayman is classified as resident enterprise under the EIT Law, the dividends received from our Chinese subsidiaries may be exempted from withholding tax.

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

We adopted our 2009 share incentive plan, or the 2009 Plan, our 2014 share incentive plan, or the 2014 Plan, and our 2018 share incentive plan, or the 2018 Plan, in August 2009, December 2014 and April 2018, respectively, that permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2009 Plan, the 2014 Plan and the 2018 Plan, we may issue awards to purchase up to 15,000,000, 21,000,000 and 38,600,000 ordinary shares, respectively. As of the date of this annual report, excluding expired or cancelled options, we have granted options to purchase a total of 19,003,816 of our ordinary shares and 55,085,533 restricted share units under these plans. In addition, we modified the exercise prices for certain outstanding options in January 2012, April 2013, January 2015 and September 2015 in order to provide additional incentives to our employees and directors pursuant to an express authorization under our share incentive plan, allowing our Board of Directors to approve a downward adjustment of the option exercise prices without our shareholders’ approval. As a result of these option grants, option re-pricings and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account compensation costs for all stock awards using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated with incentive shares or options.

Risks Related to Doing Business in China

Uncertainties in the global economy and the slowdown of the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in the recent years. It is unclear whether the Chinese economy will continue slowing down. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East, which have resulted in volatility in oil and other markets. There have also been concerns about the economic effect of the territorial disputes involving China in Asia and the tensions in the relationship between China and Japan. The recent trade conflicts between China and the U.S. have, and may continue to, put pressure on China’s economic growth, particularly our downstream customers’ export to the U.S. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation and rule-making over the past three decades has been to significantly increase the protections afforded to various forms of foreign or private-sector investment in China. Our Chinese operating subsidiary, Xinjiang Daqo, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various PRC laws and regulations generally applicable to companies in China. Our business is also subject to various industry policy, safety and environmental laws and regulations that affect our operations and production facility expansion plans, including those related to investment, project construction, building, zoning, fire prevention and work safety. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. In addition, due to the inconsistent regulatory enforcements in China, local Chinese governmental authorities have significant discretion in interpreting and implementing rules and regulations, and there is no assurance that the central government authorities will always agree with the interpretations and implementations of the local governmental authorities. Currently, we possess all material local governmental approvals relating to our operations and production capacity expansion plans. However, if a central government agency requires us to obtain its approval and if we fail to obtain such approval in a timely manner, or at all, we may be subject to the imposition of fines against us, or the suspension or cessation of our production capacity expansion plans. See “Item 4. Information on the Company — B. Business Overview — Regulation — Renewable Energy Law and Other Government Directives.” It may be more difficult to evaluate the outcome of any regulatory or legal proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to continue our operations or planned capacity expansions, which, as a result, could materially and adversely affect our business and operations.

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

The State Administration of Foreign Exchange, or the SAFE, has promulgated regulations that require Chinese residents and Chinese corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are Chinese residents and may apply to any offshore acquisitions that we make in the future.

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

We have, as of the date of this annual report, completed SAFE registration for all current beneficial shareholders of our company who are, to our knowledge, Chinese residents. However, we may not be fully informed of the identities of the beneficial owners of our company and we cannot assure you that all of our Chinese resident beneficial owners will comply with SAFE regulations. The failure of our beneficial owners who are Chinese residents to make any required registrations may subject us to fines and legal sanctions, and prevent us from making distributions or paying dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

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

Any capital contributions or loans that we, as an offshore entity, make to our Chinese subsidiaries are subject to Chinese regulations. For example, for each of our Chinese subsidiaries as a foreign invested enterprise, the aggregate amount of our loans to the Chinese subsidiary cannot exceed the larger amount of (i) the balance between the registered total investment amount and registered capital of the Chinese subsidiary, or (ii) twice the amount of the net assets of the Chinese subsidiary calculated in accordance with PRC GAAP, subject to satisfaction of applicable government registration or approval requirements, and the loans must be registered with the local branch of SAFE. There is a specific statutory guideline relating to the ratio of a foreign invested enterprise’s registered capital amount over total investment amount. For each foreign invested enterprise, such as Xinjiang Daqo, it may increase its registered capital to receive additional capital contributions from us and currently there is no statutory limit to increasing its registered capital, subject to satisfaction of applicable government registration and filing requirements. The registered total investment amounts of Chongqing Daqo and Xinjiang Daqo are $286.0 million and $704.2 million, respectively. The registered capital of Chongqing Daqo is $96.0 million contributed by Daqo Cayman as the sole investor. The registered capital of Xinjiang Daqo is $236.3 million, of which $235.3 million was contributed by Daqo Cayman and $1.0 million was contributed by Xinjiang Daqo Investment Co., Ltd., or Xinjiang Daqo Investment, an PRC entity that was acquired by Xinjiang Daqo in 2018 and therefore became Xinjiang Daqo’s wholly-owned subsidiary. As a result, the maximum permissible amounts that Chongqing Daqo and Xinjiang Daqo may borrow from Daqo Cayman are $190.0 million and $467.9 million, respectively. We cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our Chinese subsidiaries or future capital contributions by us to our Chinese subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to make equity contributions or provide loans to our Chinese subsidiaries or to fund their operations may be negatively affected, which could adversely affect our Chinese subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.

As a holding company, we rely principally on dividends and other distributions on equity paid by our Chinese subsidiaries for our cash requirements, including funds necessary to service any debt we may incur. If our Chinese subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our Chinese subsidiaries only out of their retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries are required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiary to pay dividends to us could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. See “— Risks Related to Our Business — The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a Chinese withholding tax upon the dividends payable by us and Chinese tax on gains realized upon the sale or other disposition of our ADSs if we are classified as a Chinese ‘resident enterprise.’”

Fluctuations in exchange rates could result in foreign currency exchange losses.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The PBOC further enlarged the floating band of RMB against the U.S. dollar in March 2014 and announced its intention to improve the central parity quotation system of RMB against the U.S. dollar. Effective from October 1, 2016, RMB has been included in the International Monetary Fund’s basket of special drawing rights. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

We are subject to the reporting obligations under the U.S. securities laws. In connection with the audit of our internal controls over financial reporting as of and for the year ended December 31, 2011, we and our independent registered public accounting firm identified three “material weaknesses” including (i) our lack of accounting resources and expertise necessary to comply with U.S. GAAP and the Securities and Exchange Commission, or the SEC, financial reporting and disclosure requirements, (ii) our lack of sufficient resources to perform thorough reviews of consolidated financial statements and related footnote disclosures during the period-end financial reporting and disclosure process, and (iii) our lack of sufficient processes, documentation and approval of related party transactions with affiliates. In 2012, we have made enhancements to our internal controls over financial reporting. Based on these actions taken and our testing and evaluation of the effectiveness of our internal controls, we have concluded the material weaknesses no longer existed as of December 31, 2013 to 2018. As of December 31, 2018, our management concluded that our internal control over financial reporting was effective. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting for the years ended December 31, 2012 and 2013. For the years ended December 31, 2014 through 2018, our independent registered public accounting firm performed an audit of our internal control over financial reporting.

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

Our independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

Substantially all of our revenues and operating expenses are denominated in RMB. Under the relevant foreign exchange restrictions in China, conversion of the RMB is permitted, without the need for SAFE approval, for “current account” transactions, which includes dividends, trade, and service-related foreign exchange transactions, by complying with certain procedural requirements. Conversion of the RMB for “capital account” transactions, which includes foreign direct investment and loans, is still subject to significant limitations and requires approvals from and registration with SAFE and other Chinese regulatory authorities. We cannot assure you that SAFE or other Chinese governmental authorities will not further limit or eliminate our ability to purchase foreign currencies in the future. Any existing and future restrictions on currency exchange in China may limit our ability to convert cash derived from our operating activities into foreign currencies to fund expenditures denominated in foreign currencies. If the foreign exchange restrictions in China prevent us from obtaining U.S. dollars or other foreign currencies as required, we may not be able to pay dividends in U.S. dollars or other foreign currencies to our shareholders, including holders of our ADSs. Furthermore, foreign exchange control in respect of the capital account transactions could affect our Chinese subsidiaries’ ability to obtain foreign exchange or conversion into RMB through debt or equity financing, including by means of loans or capital contributions from us.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of swine flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, Ebola, Zaika, or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2006, 2007 and 2008, there were reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In 2009, an outbreak of swine flu occurred in Mexico and the United States and human cases of swine flu were discovered in China and Hong Kong. In 2013 and recent years, there were reports of occurrences of avian flu in various parts of China, including a number of confirmed human cases and deaths. Any prolonged occurrence or recurrence of swine flu, avian flu, SARS, Ebola, Zaika, or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. These could include our ability to deliver our products within or outside of China, as well as temporary closure of our manufacturing facilities, or our customers’ facilities, leading to delayed or cancelled orders. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations.

Risks Related to Our ADSs

The trading prices of our ADSs have been and may continue to be volatile, which could result in substantial losses to investors.

The closing trading prices of our ADSs ranged from $20.35 to $72.50 in 2018 , and may remain volatile in the future and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed their securities on U.S. stock exchanges. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

We may issue additional ordinary shares or other equity or equity-linked securities, which may materially adversely affect the price of our ordinary shares or ADSs.

We may issue additional equity or equity-linked securities for a number of reasons, including to finance our operations and business strategy (including in connection with business expansion or other transactions), to satisfy our obligations for the repayment of existing indebtedness, or for other reasons. Any future issuances of equity or equity-linked securities could substantially dilute your interests and may materially and adversely affect the price of our ordinary shares or ADSs. We cannot predict the timing or size of any future issuances or sales of equity or equity-linked securities, or the effect, if any, that such issuances or sales may have on the market price of our ordinary shares or ADSs. Market conditions could also require us to accept less favorable terms for the issuance of those securities in the future.

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

A non-United States corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in future taxable years, although there can be no assurance in this regard. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations” for more information.

We are a “foreign private issuer,” and have disclosure obligations that are different from those of U.S. domestic reporting companies; as a result, you should not expect to receive the same information about us at the same time when a U.S. domestic reporting company provides the information required to be disclosed.

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

We are a company limited by shares domiciled in the Cayman Islands. The corporate affairs of Daqo New Energy Corp. are governed by our Fourth Amended and Restated Memorandum and Articles of Association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands.

In 2008, we established Chongqing Daqo as our wholly owned operating subsidiary in China. Through Chongqing Daqo, we focused primarily on the manufacturing and sale of polysilicon and later expanded into wafer manufacturing. In addition to Chongqing Daqo, we established Nanjing Daqo New Energy Co., Ltd., or Nanjing Daqo, in China in 2007, through which we conducted our module manufacturing business. In 2009, we established our wholly owned subsidiary Daqo Solar Energy North America, or Daqo North America, in California to promote our products in North America.

Daqo Group established Daqo New Material in 2006 in Chongqing, China. Although all of Daqo Group’s equity interest holders also beneficially own shares of Daqo Cayman, Daqo Group does not have any shareholding in our company. As of the date of this annual report, holders of equity interests in Daqo Group in aggregate beneficially own 40.2% of the outstanding ordinary shares of our company. Subsequent to the establishment of Chongqing Daqo in July 2008, Chongqing Daqo entered into a lease agreement with Daqo New Material to rent all of Daqo New Material’s land, production infrastructure, machinery, equipment, facilities, factories, buildings and other assets for polysilicon production. This lease was terminated on December 30, 2013. Under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we were deemed to be Daqo New Material’s primary beneficiary and Daqo New Material had been consolidated from July 1, 2008 to December 30, 2013. As a result of the voluntary termination of our contractual arrangements with Daqo New Material, starting from December 31, 2013, we deconsolidated Daqo New Material.

We commenced commercial production at the Phase 1 polysilicon facilities in July 2008. Production at the Phase 1 polysilicon facilities used equipment and property from both us and Daqo New Material. Even though we do not directly or indirectly hold any equity interests in Daqo New Material, under U.S. GAAP, Daqo New Material has been deemed to be our predecessor business from November 16, 2006 through June 30, 2008.

Under a non-competition agreement with us, Daqo Group has agreed not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses without our consent for an indefinite term. Under the non-competition agreement, we, through Daqo Cayman and Chongqing Daqo, are entitled to seek temporary restraining orders, injunctions or other equitable relief, in addition to monetary remedies specified in the agreement, if Daqo Group breaches its non-competition obligations. Any related party transactions are subject to our audit committee’s review and approval. With the approval of our audit committee, we gave our consent to Daqo Group to enter the photovoltaic cell manufacturing business in China. Daqo Group incorporated a wholly owned subsidiary, Zhenjiang Daqo Solar Co., Ltd., or Zhenjiang Daqo, which started commercial production of photovoltaic cells in 2011.

 On October 7, 2010, we listed our ADSs, each representing five ordinary shares of Daqo New Energy Corp., on the New York Stock Exchange, or the NYSE, under the symbol “DQ” in connection with an initial public offering. We issued a total of 9,200,000 ADSs at $9.50 per ADS in connection with our initial public offering.

In February 2011, we incorporated a wholly owned subsidiary, Xinjiang Daqo, in Shihezi Economic Development Area in Xinjiang Autonomous Region, China, to build our Phase 2A polysilicon production facilities. We finished construction of our Phase 2A polysilicon facilities in September 2012 and engaged in commercial production at these facilities beginning from the first quarter of 2013.

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

In September 2012, we halted polysilicon production in order to begin maintenance and technology improvement projects at the Phase 1 polysilicon facilities with the primary objective of lowering the cost to produce polysilicon at these facilities. In conjunction with the production stoppage, a supplementary lease agreement with Daqo New Material was reached which reduced lease payments beginning in 2013 to approximately $zero.

In the first quarter of 2013, we terminated Daqo North America, which was originally designed to promote our module products in North America. In the second quarter of 2013, we incurred fixed asset impairment charges related to the Phase 1 polysilicon facilities to reflect the market challenges that had an adverse effect on the profit-generating ability of the assets.

As of March 2013, we successfully reached our initial targets for both capacity and cost structure for our Xinjiang Phase 2A polysilicon facilities. As part of our efforts toward further improvement, we successfully completed a project to identify and reduce restrictions on our production throughput, or a “debottlenecking” project, prior to the end of 2013.

In November 2013, our Board of Directors approved our plan to further expand our capacity in Xinjiang from 6,150 MT to 12,150 MT, or the Phase 2B expansion, in order to take advantage of the enormous competitive advantage in electricity price in Xinjiang compared to that of Chongqing.

Since we did not intend to continue the technology improvement project in our Phase 1 facilities and we planned to relocate the idle machinery and equipment from Phase 1 facilities in Chongqing to our Xinjiang facilities for expansion projects including Phase 2B, Phase 3A and 3B, we (i) ceased production at the Phase 1 polysilicon facilities in 2013 and 2014, (ii) started the relocation of certain machinery and equipment from the Phase 1 polysilicon facilities to Xinjiang and (iii) on December 30, 2013, signed an amendment to the supplementary lease agreement to terminate the lease, which resulted in the deconsolidation of Daqo New Material. To support the wafer manufacturing at Chongqing Daqo, Chongqing Daqo entered into a new lease agreement with Daqo New Material to lease a small portion of its facilities, including, but not limited to, the dining hall, part of the office buildings and portions of the employee dormitory, on January 1, 2014.

Following the completion of our Phase 2A and our capacity enhancement project for Phase 2A, we fully ramped up our nameplate polysilicon production capacity to 6,150 MT per annum in the first quarter of 2014.

We fully ramped up the full production capacity of our Phase 2B project to 12,150 MT per annum at the end of the third quarter of 2015.

In January 2015, our Board of Directors approved our Phase 3A expansion project. We completed the construction and installation of Phase 3A at the end of 2016 and achieved full production capacity of 18,000 MT per annum in the first quarter of 2017. In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we expect to complete a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We expect to complete the Phase 4A project and begin pilot production in the fourth quarter of 2019 and ramp up Phase 4A to full production capacity in the first quarter of 2020, which will increase our total production capacity to 70,000MT. Upon the full operation of our Phase 4A expansion project, we expect to further reduce our production cost, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale.

In November 2013, we achieved great progress in our wafer business by increasing our annual capacity from 36 million pieces to 72 million pieces. From 2014, we began running our wafer business in full capacity and improved the quality and efficiency for our wafer products. In May 2014, we established an in-house slurry recovery system, which helped us lower the wafer production cost. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which helped to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement. We upgraded our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and increased our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch in the first half of 2016. We also increased our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market in the first half of 2016. By the end of June 2016, we successfully completed this project and increased our annual wafer capacity from 87 million pieces to approximately 100 million pieces. By the year-end of 2017, we had successfully switched our slicing technology from traditional slurry wiresaws to diamond saws which enable us to significantly improve our manufacturing efficiency and lower processing cost. In September 2018, we made a strategic decision to discontinue our wafer manufacturing operations in Chongqing in response to the increasingly challenging market conditions.

In August 2015, our Board of Directors and the Audit Committee approved the restructuring plan of Xinjiang Daqo in order for it to meet certain PRC legal requirement for listing on the National Equities Exchange and Quotations, or the New Third Board, an emerging over-the-counter securities market in China. Pursuant to the restructuring plan, Xinjiang Daqo Investment subscribed for newly issued equity interest of Xinjiang Daqo representing 1% of the total outstanding equity of Xinjiang Daqo, and the restructuring was completed in December 2015. We are holding 99% of the outstanding equity interest of Xinjiang Daqo. In April 2016, Xinjiang Daqo has received approval to list its shares on the New Third Board. In June 2016, Xinjiang Daqo was listed on the New Third Board. In May 2018, Xinjiang Daqo voluntarily delisted from the New Third Board, because the effectiveness and efficiency of the financing activities on the New Third Board did not meet our expectations. In December 2018, we approved for our subsidiary, Xinjiang Daqo, to acquire an 100% equity interest of Xinjiang Daqo Investment, a wholly-owned subsidiary of Daqo Group and an affiliated company of the Company, for a total consideration of $16.0 million.

In December 2016, we adopted a dual Chinese name “大全新能源公司” at our annual general meeting, so that the name of our company is “Daqo New Energy Corp. 大全新能源公司.”

 In April 2018, we completed a follow-on public offering of 2,064,379 ADSs, representing 51,609,379 ordinary shares, at $55.00 per ADS. We received net proceeds of $106.6 million from this offering.

Our principal executive offices are located at Unit 29D, Huadu Mansion, 838 Zhangyang Road, Shanghai, People’s Republic of China, and our telephone number at that location is +86-21-5075-2918. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, 2nd Floor Harbor Place, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017. SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC. Our website is http://www.dqsolar.com.

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

We are a leading high-purity polysilicon manufacturer based in China. We utilize the chemical vapor deposition process, or the “modified Siemens process,” to produce polysilicon, and have fully implemented the closed loop system to produce high-quality polysilicon cost-effectively. We manufacture and sell high-purity polysilicon to photovoltaic product manufacturers, who further process our polysilicon into ingots, wafers, cells and modules for solar power solutions. Currently, our annual capacity for polysilicon is 30,000 MT in Xinjiang. We have successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. We improve our production efficiency and increase our output through technological improvements, adoption of process innovation and refinement as well as equipment enhancement. Actual production volume may exceed the production capacity due to operational improvements we may implement at our facilities in response to market conditions.

We commenced commercial production of wafers using our own polysilicon in July 2011. Following our discontinuation in September 2018 of our wafer manufacturing operations in Chongqing, we now focus on our operations in Xinjiang in northwestern China. The cost of doing business in western China is generally lower than the coastal areas of China. Specifically, in Xinjiang where our polysilicon facilities are located, the electricity rate is much lower than the coastal areas. Because of our strategic location, we have experienced advantages in electricity and raw material costs over our competitors that are based in developed countries or in the coastal areas of China.

We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at our facilities. In 2018, approximately 65% of our polysilicon was suitable for selling to mono-wafer applications which require higher quality as compared to multi-wafer applications. We expect to increase this portion to approximately 70% and 80% in 2019 and 2020, respectively. We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2018, our major polysilicon customers included operating entities of Longi, Jinko Solar, Trina Solar, Meike Silicon Energy, JA Solar, and Zhonghuan Semiconductor.

Quarterly sales volume for polysilicon and wafer in 2018:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	FY 2018
Sales Volume
Polysilicon (MT)	5,411	3,881	6,199	7,030	22,521
Wafer (million pieces)*	13.3	9.8	8.7	-	31.8

*	In September 2018, we discontinued our wafer manufacturing operation in Chongqing.

Our Products

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs. Our current annual capacity for polysilicon production is 30,000 MT. We are one of the best quality polysilicon makers in China. In 2018, approximately 65% of our polysilicon was suitable for selling to mono-wafer applications which require higher quality as compared to multi-wafer applications. We expect to increase this portion to approximately 70% and 80% in 2019 and 2020, respectively, due to our continuous efforts in quality improvement.

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Components of Results of Operations — Revenues” for a breakdown of our net revenues by category of activity.

Polysilicon Manufacturing Process

Modified Siemens Process

Three main technologies are used in polysilicon production: the Siemens process, the fluidized bed reactor process and the newly-developed and upgraded metallurgical grade silicon process. The Siemens process is an existing and well-proven process technology predominantly used in high purity silicon feedstock production in the solar industry. The two other new technologies, the fluidized bed reactor process and the upgraded metallurgical grade silicon process, have the potential for lower cost production but are relatively new and less proven.

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

Although the closed loop system has lower manufacturing costs than the open loop system, manufacturing facilities based on the open loop system can be built within a shorter period of time with less initial capital investment for equipment. Most of polysilicon manufacturing facilities in China were traditionally built based on the open loop system. However, as the polysilicon market may face downward pricing pressure from time to time, we believe that an increasing number of China-based manufacturers are converting their open loop system to the closed loop system and many of them have completed such conversion. The full implementation of the closed loop system by other polysilicon manufacturers has diminished our competitive advantages provided by this system. Nevertheless, in August 2011, Chongqing Daqo entered into a Technology License and Transfer Agreement with GTAT Corporation, a Delaware company, under which GTAT granted us a license to use, in both our Chongqing and Xinjiang facilities, its Hydrochlorination TCS Production Technology and Chlorosilane Recovery/Waste Neutralization Technology.

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

To achieve higher efficiency in our manufacturing process, we have also installed a distribution control system and a thermal energy recycling mechanism. The distribution control system enables tight quality control, reduces process related variations, and improves productivity. Our thermal energy recycling system allocates heat generated from our deposition reactors and hydrogenation reactors to many other production areas, such as distillation facilities for TCS purification and our refrigeration station to support a large number of condensers.

Manufacturing Capacity

The following table sets forth our major installed approximate annual production capacity objectives as of the dates indicated and includes the expected date of initial commercial operation and fully ramped-up production of each expansion phase.

	Approximate Annual Production Capacity	Construction Period	Commercial Production Period	Fully Ramped-up Production
Phase 2A facilities	5,000 MT	Second quarter of 2011 – September 2012	First quarter of 2013 – Present	March 2013
Capacity enhancement of Phase 2A facilities	1,150 MT	July 2013 – January 2014	January 2014 – Present	First quarter of 2014
Phase 2B facilities	6,000 MT	April 2014 – June 2015	July 2015 – Present	Third quarter of 2015
Phase 3A facilities	5,850 MT	July 2015 – December 2016	First quarter of 2017 – Present	First quarter of 2017
Phase 3B facilities	12,000 MT	January 2018 – October 2018	December 2018 – Present	December 2018
Phase 4A facilities	35,000 MT	May 2018 – Fourth quarter of 2019	First quarter of 2020	First quarter of 2020

We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we expect to complete a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We expect to complete the Phase 4A project and begin pilot production in the fourth quarter of 2019 and reach full capacity of 35,000 MT in the first quarter of 2020, which will increase our total production capacity to 70,000MT. Upon the full operation of our Phase 4A expansion project, we expect to further reduce our production cost, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. Our capacity expansion plan and technology improvement plan are preliminary and subject to risks and uncertainties that may be out of our control. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.”

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

The costs of electricity are significant in the production of polysilicon. The electricity costs in Xinjiang are significantly lower than those in coastal areas of China and in developed countries due to Xinjiang’s abundant coal resources. Shihezi, where our Xinjiang polysilicon facilities are located, enjoys additional advantages in the costs of electricity due to the independent regional electricity grid being operated and managed by the Eighth Division of the Xinjiang Production and Construction Corps. We also use other utilities, such as steam, water and natural gas, for our manufacturing process. Steam supply is important to the production of polysilicon. We use both a local supplier and our in-house capabilities to produce steam.

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

Quality Assurance

We apply our quality control system at each stage of our manufacturing process, from raw materials procurement to production and delivery, in order to ensure a consistent quality of our products. We systematically inspect raw materials from our suppliers, such as MG-Si, liquid chlorine and various consumables for our polysilicon business. We also test our inputs in each stage of our production process to ensure the inputs meet all technical specifications.

We sample each lot of polysilicon harvested from the deposition reactors and keep the samples for product quality tracking purpose. We also set up a product tracking system to trace back all shipped products to the samples we keep and to our database, which contains detailed information of each shipment. We received the ISO 9001:2008 certification for our quality assurance system for our Xinjiang plant, which we believe demonstrates our technological capabilities and inspires customer confidence. In 2014, Xinjiang Science and Technology Commission issued a three-year certificate to recognize our polysilicon as a high and new technology product. We have successfully renewed the certificate for Xinjiang Daqo to August 2020 and will continue to apply for renewal of the certificate upon its expiration. In addition, in 2014, Xinjiang Daqo was recognized for their compliance with the “Photovoltaic Manufacture Industry Standard” issued by the Ministry of Industry and Information Technology of the PRC.

In order to facilitate our production of photovoltaic products and ensure the quality of the finished product, we conduct analysis for raw materials, in-process products and finished products and monitor the environmental impact and safety throughout the production process.

Customers and Sales

We currently sell polysilicon to China-based photovoltaic product manufacturers. As of December 31, 2018, our major polysilicon customers included operating entities of Longi, Jinko Solar, Trina Solar, Meike Silicon Energy, JA Solar, and Zhonghuan Semiconductor.

We sell a substantial portion of our polysilicon to a limited number of customers. Our top three customers in aggregate accounted for 42.8% ,37.6% and 64.2% of our continuing operations’ total revenues in 2016, 2017 and 2018, respectively.

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

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. We have one of the leading research and development teams among polysilicon manufacturers in China. Our research and development team consists of 340 experienced researchers and engineers. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. In 2018, we completed 12 research and technology or process improvement projects to enhance our polysilicon manufacturing process, and successfully registered 20 patents with the State Intellectual Property Office of the PRC.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we hold 93 patents and have 17 additional pending patent applications covering different aspects of the polysilicon and wafer manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

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

Competition

We face competition in China and in the international markets in which we have sales. The photovoltaic market is dominated by a few major manufacturers with a large number of small manufacturers competing for the remaining small portion of the market. We face competition mainly from top manufacturers who have succeeded in establishing a strong brand name with solar companies. For our polysilicon business, our major international competitors include Wacker, OCI, Hemlock, REC, MEMC and Chinese domestic polysilicon manufacturers, such as GCL-Poly, Xinte Energy Co., Ltd., Yongxiang Co., Ltd., Asia Silicon Co., Ltd., and China Silicon Corporation . There are also likely new entrants into the polysilicon manufacturing market in China, such as Xinjiang East Hope New Energy Ltd. and the joint venture formed by REC and Shanxi Youser. In addition, some solar cell and module manufacturers might have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales. Furthermore, the demand for our polysilicon may be adversely affected by alternative technologies in cell manufacturing. The vast majority of silicon-based photovoltaic cell manufacturers currently use chunk or granular polysilicon. However, alternative technologies are being developed in cell manufacturing. For example, one such technology, thin-film cell production, uses little to no silicon in the production of solar cells. We believe that the solar cells made using thin-film technologies generally tend to have lower energy conversion efficiency than silicon-based solar cells. In addition, the manufacturing cost of silicon-based cells has been significantly reduced recently, which largely reduces or eliminates the historical cost advantage of thin-film cells. Based on our management’s industry knowledge, we believe silicon-based cells will remain the most widely used solar photovoltaic cells in the near future.

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

In January 2006, NDRC issued two implementing rules relating to the Renewable Energy Law that, among other things, provide general policies regarding the pricing of on-grid power generated by solar and other renewable energy.

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

In August 2007, NDRC promulgated the Medium and Long-Term Development Plan for the Renewable Energy Industry. This plan sets forth national policy to provide financial allowance and preferential tax regulations for the renewable energy industry. A similar demonstration of the PRC government’s commitment to renewable energy was also set forth in the Thirteenth Five-Year Plan for Renewable Energy Development, which was promulgated by NDRC in December 2016. The Outline of the Thirteenth Five-Year Plan for National Economic and Social Development of the PRC, which was approved by the National People’s Congress in March 2016, also demonstrates a commitment to promote the development of renewable energy to enhance the competitiveness of the renewable energy industry.

On July 24, 2011, NDRC issued the Circular on Improving the On-Grid Price Policy for Photovoltaic Power, which aims to stimulate the photovoltaic power industry by regulating the price of photovoltaic power.

On July 4, 2013, the General Office of the State Council of China issued “Several opinions on promoting healthy development of Solar PV industry” which increased the aggregated target for PV installations as of 2015 from the previously announced 21 GW to 35 GW.

On September 16, 2013, the Ministry of Industry and Information Technology issued “Regulatory Requirements For the Solar PV Manufacturing Industry” and amended the Regulatory Requirements in March 2015 and in January 2018, respectively. The latest Regulatory Requirements require strict control of new PV manufacturing projects that solely expand production capacity and provide adjustments on the industry regulatory requirements of several PV projects and products in order to guide PV enterprises to further strengthen technology innovation, improve product quality and reduce production costs.

In January 2014, the National Energy Administration of China announced the PV installation target for 2014 to be 14 GW, which includes 8 GW for distributed PV systems and 6 GW for large scale PV power plants.

In March 2015, the National Energy Administration of China announced the PV installation target for 2015 to be 17.8 GW. In December 2015, NDRC announced that it would cut the solar power tariffs in resource zones I, II and III to RMB 0.80/kWh, RMB 0.88/kWh and RMB 0.98/kWh from current RMB 0.90/kWh, RMB 0.95/kWh and RMB 1.00/kWh, respectively, representing reductions of 2% to 11%, effective January 1, 2016. At the same time, China Renewable Energy Fund surcharge fee increased from RMB 15/MWh to RMB 19/MWh.

In December 2016, NDRC announced the solar power tariff revisions for 2017 as follows. First, in 2017, for solar power plants in resource zones I, II and III, the benchmark feed-in tariffs (FIT) will be lowered from RMB0.80/0.88/0.98/kWh in 2016 to RMB0.65/0.75/0.85/kWh, or by 19%/15%/13%. Second, the subsidy for distributed-generation solar power projects will remain unchanged at RMB0.42/kWh. Third, for solar power projects registered prior to 2017 and eligible for fiscal subsidies, the FIT at the 2016 level will remain applicable if they are connected to the grid and in operation by June 30, 2017. Fourth, future solar power tariffs will be revised annually based on cost changes.

In December 2017, NDRC announced the solar power tariff revisions for 2018. In 2018, for solar power plants in resource zones I, II and III, the benchmark FIT will be lowered from RMB0.65/0.75/0.85/kWh in 2017 to RMB0.55/0.65/0.75/kWh, or by 15%/13%/12%. The new rate for distributed-generation solar power projects will be RMB0.37/kWh, which is about RMB 0.05/kWh lower than in 2017. However, the FIT rate will remain the same for all solar projects built under the Chinese government’s program to alleviate poverty in rural areas, at RMB0.42/kWh.

On April 2, 2018, the National Energy Administration of China issued the Circular on Matters Concerning Easing the Burden of Enterprises in Renewable Energy Sector, which emphasized the strict implementation of the Renewable Energy Law to ensure the sound development of the renewable energy sector and promote the optimization of investment environment to reduce costs of renewable energy exploitation.

On May 31, 2018, NDRC, the National Energy Administration of China and the Ministry of Finance jointly promulgated the Circular on Relevant Matters Concerning Photovoltaic Power Generation in 2018, or the Circular 823. The Circular 823 stipulates that there will be no arrangement on the installation target of ordinary solar power plants for 2018 on a temporary basis, and the installation target of distributed-generation solar power projects for 2018 is 10GW. In addition, starting from May 31, 2018, for solar power plants newly put into operation in resource zones I, II and III, the benchmark FIT will be lowered from RMB0.55/0.65/0.75/kWh in 2017 to RMB0.5/0.6/0.7/kWh, or by 9%/8%/7%, and the new rate for distributed-generation solar power projects will be lowered from RMB0.37/kWh to RMB0.32/kWh. The FIT rate will remain the same for all solar projects built under the Chinese government’s program to alleviate poverty in rural areas, at RMB0.42/kWh. However, for ordinary solar power projects registered in or prior to 2017, the FIT at the 2017 level will remain applicable if they are connected to the grid and in operation by June 30, 2018, according to a following notice promulgated by NDRC, the National Energy Administration of China and the Ministry of Finance effective on October 10, 2018.

On January 7, 2019, NDRC and the National Energy Administration of China jointly promulgated the Circular on Actively Promoting Subsidy-free Grid Price Parity for Wind Power and PV Power, which set forth several measures regarding project organization, construction, operation and supervision to promote PV power generation power projects with grid price equivalent to or below the benchmark grid price of coal-fired power units.

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

Admission of Foreign Investment

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, or the Catalogue 2017. Under the Catalogue 2017, which was amended in 2017 and became effective July 28, 2017, the solar power related business is classified as an “encouraged foreign investment industry.” Companies that operate in encouraged foreign investment industries and satisfy applicable statutory requirements are eligible for preferential treatment, including exemption from customs and input value added taxes, or VAT, and priority consideration in obtaining land use rights.

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

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report.

Notes:

(1)	As of the date of this annual report, individual owners of Daqo Group beneficially hold equity interests in Daqo Cayman through ten personal holding companies incorporated in the British Virgin Islands. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

(2)	Indicates the respective shareholding percentage of the shareholders in Daqo Cayman.

(3)	Indicates jurisdiction of incorporation

(4)	Indicates companies within the listing group

(5)	Indicates the respective shareholding percentage of Xinjiang Daqo Investment in Xinjiang Daqo

(6)	Indicates the respective shareholding percentage of Xinjiang Daqo in Xinjiang Daqo Investment

D.	Property, Plants and Equipment

We are headquartered in Shihezi, Xinjiang, China. Our Phase 2A, Phase 2B, Phase 3A and Phase 3B production facilities in Shihezi Xinjiang have approximately 186,790 square meters of office and manufacturing space in total as of December 31, 2018. Our Phase 4A production facilities in Xinjiang has a designated office and manufacturing space of 175,658 square meters. We have been granted land use rights to approximately 775,591 square meters of land on which our plants or offices are situated, and such land use rights are usually valid for a period of fifty years starting from the date of grant from the local government in Xinjiang.

We believe that our existing facilities, together with our facilities under construction, are adequate for our current and foreseeable requirements. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

Environmental and Safety Matters

Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. We believe we are in compliance with all present national and local environmental protection requirements in all material respects and have all the necessary environmental permits to conduct our business in China. We process all our waste water and waste gas through various treatments so that they meet the respective national discharge standard. In addition, most of our solid waste can be reused and does not contain poisonous materials. We have established a pollution control system and installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the waste generated in our manufacturing process. However, we cannot assure you that our pollution controls will always be effective. See "Item 3. Key Information - D. Risk Factors - Risks related to Our Business - Compliance with environmental regulations can be expensive, and non-compliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines."

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2016,2017 and 2018 and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We are a leading high-purity polysilicon manufacturer based in China with an annual production capacity of 30,000 MT. We believe our production cost for polysilicon is one of the lowest and our product quality is one of the best in China.

We strive to improve our polysilicon production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement, as well as equipment enhancement. As a result of these initiatives, we produced 4,524 MT polysilicon in 2011. In 2012, our polysilicon output was 3,349 MT(1), which was less than 2011 due to the suspension of the Phase 1 polysilicon facilities and less than normal output in our Xinjiang facilities during the pilot production period in the fourth quarter of 2012. In 2013, we produced 4,805 MT polysilicon which was all contributed by our Xinjiang facilities. We conducted a “debottlenecking” project for our Xinjiang facilities and successfully completed the project and started pilot production in December 2013. We fully realized capacity of 6,150 MT and lowered production costs to the level of $14 per kg in the first quarter of 2014. We fully ramped up our Phase 2B project to further increase the polysilicon production capacity in our Xinjiang facilities to 12,150 MT at the end of the third quarter of 2015. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. In 2015, we produced 9,771 MT polysilicon at an annual average production cost of $11.23/kg (including depreciation). In 2016, we produced 13,068 MT polysilicon at an annual average production cost of $9.38/kg (including depreciation). We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we have achieved full production capacity of 18,000 MT per annum. In 2017, we produced 20,200 MT polysilicon at an annually average production cost of US$8.84/kg (including depreciation). In 2018, we produced 23,351 MT polysilicon at an annually average production cost of US$8.71/kg (including depreciation). In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we expect to complete a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT expanded manufacturing capacity. We expect to complete the Phase 4A project and begin pilot production in the fourth quarter of 2019 and reach full capacity of 35,000 MT in the first quarter of 2020, which will increase our total production capacity to 70,000MT. Upon the full operation of our Phase 4A expansion project, we expect to further reduce our production cost, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2018, our major polysilicon customers included operating entities of Longi, Jinko Solar, Trina Solar, Meike Silicon Energy, JA Solar, and Zhonghuan Semiconductor.

We expanded to the downstream photovoltaic manufacturing business by commencing commercial production of wafers in July 2011. In September 2018, we decided to discontinue our operations in Chongqing, including wafer manufacturing, which have since been recognized as our discontinued operations.

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008, though we experienced a significant downturn in terms of revenue and net income in 2012. In 2013, with the recovery of the solar PV market, we achieved an increase of 25.5% in our revenues compared to 2012. Our gross margin also improved from negative 43.1% in 2012 to negative 23.9% in 2013. We produced 13,068 MT, 20,200 MT and 23,351 MT of polysilicon and sold 10,883 MT(1), 17,950 MT(1) and 22,521 MT(1) in 2016, 2017 and 2018, respectively. We generated revenues from continuing operations of $196.2 million, $323.2 million and $301.6 million in 2016, 2017 and 2018, respectively. We had a gross profit for our continuing operations of $77.8 million, $144.0 million and $98.1million in 2016, 2017 and 2018, respectively. Our gross margin for our continuing operations were 39.7%, 44.6% and 32.5% in 2016, 2017 and 2018, respectively. We achieved net income attributable to Daqo New Energy Corp. shareholders of $43.5 million, $92.8 million and $38.1 million in 2016, 2017 and 2018, respectively.

Note:

(1)	The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 1,968 MT,1,944 MT and 459MT in 2016, 2017 and 2018, respectively; in September 2018, we discontinued our wafer manufacturing operation.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and are important to understand our business:

•      demand for photovoltaic products, including government incentives to promote the usage of solar energy;

•      product prices;

•      our product mix;

•      our production capacity and utilization; and

•      our production costs, in particular the cost of electricity.

Demand for photovoltaic products

Our business and revenue growth are, in part, dependent on the demand for photovoltaic products. The photovoltaic industry remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Although demand for photovoltaic products has grown significantly in recent years, the global economic slowdown and turmoil in the global financial markets, especially the European sovereign debt crisis that unfolded in 2010 and the slowdown of the Chinese economy, have made solar energy less cost competitive and less attractive as an alternative source of energy.

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

Global solar PV installations in 2018 totaled approximately 103.3 GW, representing a 3.3% increase from 100GW in 2017. Despite China’s issuance of a new solar PV policy on May 31, 2018 that reduced solar installation quotas in China in the second half of 2018, China continued to rank as the largest solar PV market globally with total installations of 44.1 GW in 2018, with the United States, India and Japan ranking the top four globally in 2018. According to several solar PV market reports, we expect global solar installations in 2019 to be approximately 120 to 140 GW.

Product prices

The sales prices of our photovoltaic products are volatile and cannot always be predicted with certainty. Our sales prices declined from mid-2008 to the middle of 2010 due to industry-wide excess supply but stabilized in the third quarter of 2010 and increased marginally in the fourth quarter of 2010 due to end market demand. In 2011, our sales prices declined rapidly in the fourth quarter primarily due to excess supply in the market. The decline in sales prices continued throughout 2012. Our sales prices started to recover through 2013 due to improved demand and reduced inventory levels. The decline in the market price of polysilicon resulted in an approximately 7% decrease in the average selling price of our polysilicon from 2010 to 2011, a further 59.3% decrease from 2011 to 2012 and a further 23.3% decrease from 2012 to 2013. The market prices for polysilicon have improved significantly through 2013, albeit not sufficient to reverse the year-on-year average decrease. In 2014, the average selling prices for polysilicon fluctuated in the range approximately from $20/kg to $22/kg. In 2015, our quarterly average selling prices for polysilicon decreased by 23.4% from $18.09/kg in the first quarter to $13.86/kg in the fourth quarter of 2015. In 2016, our gross margin for our continuing operation was 39.7% primarily due to significant cost reduction in polysilicon. In 2017, our gross margin for our continuing operations was 44.6% primarily due to continuously significant cost reduction in polysilicon along with increasing of selling prices. In 2018, our gross margin from our continuing operations decreased to 32.5%, primarily due to lower selling prices impacted by the unfavorable solar policy announced by Chinese government on May 31, 2018.

On September 1, 2014, the Chinese government suspended the review of applications for importing solar grade polysilicon in the processing trade, according to an announcement jointly made by the Ministry of Commerce and the General Administration of Customs, or GAC, of the PRC in August 2014. All existing agreements approved prior to September 1, 2014 can continue to be performed until the contract terms expire. In addition, certain enterprises in the processing business that have been included in the supervisory network of the GAC were allowed to continue to import before the end of 2014. As a result, in the third and fourth quarters of 2014, foreign polysilicon manufacturers increased their supply of polysilicon into China to take advantage of the grace period before the suspension fully kicked in and exerted pressure on the average selling prices of polysilicon. Although we did see the polysilicon import volume directly from the United States to decline after the Chinese government’s suspension policy took effect, Taiwan became a transshipment hub for the United States made polysilicon. The import volume from Germany and South Korea, the two largest countries in terms of China’s polysilicon import volume in 2018, has not been materially impacted due to a price commitment agreement between Wacker (a polysilicon manufacturer in Germany) and the Chinese government, and low AD tariffs imposed on major South Korean polysilicon manufacturers. In November 2017, China raised the AD tariffs of polysilicon imported from many companies in South Korea. However, the impact was very limited. For instance, the biggest polysilicon exporter from South Korea, OCI Company Ltd.’s tariff rate raised from 2.4 percent to 4.4 percent.

Company’s quarterly polysilicon average selling prices in 2016, 2017 and 2018 (VAT excluded):

Product mix

The proportion of our revenues that are generated from the sales of other photovoltaic products, also referred to as product mix, affects our revenues and profitability. In addition to the revenues generated from sales of polysilicon, we also historically generated revenues from other products. In September 2012, we generated revenue from sales of modules for the first three quarters of the year before we sold 100% of our equity interests of Nanjing Daqo, and we also generated revenue from sales of wafers produced in our facilities in Chongqing from 2011 to 2018, when we decided to discontinue our wafer manufacturing business. Going forward, we expect to focus on our core business of polysilicon manufacturing which will be the only segment to generate revenue.

Our production capacity and utilization

In the near future, we plan to continue to focus on our core businesses to further improve our operation efficiency, cost structure and product quality by expanding our capacity, adopting new technologies and optimizing the manufacturing processes. In September 2012, we successfully completed our Xinjiang Phase 2A facilities. At the end of 2016, we completed the construction and installation of Phase 3A and commenced initial production in the first quarter of 2017. By the end of the second quarter of 2017, Phase 3A facilities reached full production capacity. In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we expect to complete a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We expect to complete the Phase 4A project and begin pilot production in the fourth quarter of 2019 and reach full capacity of 35,000 MT in the first quarter of 2020, which will increase our total production capacity to 70,000MT. Upon the full operation of our Phase 4A expansion project, we expect to further reduce our production cost, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale.

Our polysilicon production costs consist primarily of the costs of electricity and other utilities, raw materials, labor and depreciation. Currently electricity is the largest component of our polysilicon production costs. In our polysilicon manufacturing facilities in Xinjiang, because of the abundant coal resources, the local electricity rate is much lower than that in most areas in China. This cost advantage, along with our operational expertise, enables us to become one of the lowest cost producers around the globe. We have implemented additional measures to reduce our production costs through technology, process and equipment improvement. For example, in 2016, we continued our efforts to improve manufacturing efficiency and optimize production processes through several R&D and technology improvement projects in our Xinjiang polysilicon facilities. As a result of our continuous cost reduction efforts, we successfully reduced our annual average polysilicon production cost (including depreciation) by 5.8% from $9.38/kg in 2016 to $8.84/kg in 2017 and achieved our historical low levels of unit electricity consumption and unit silicon metal consumption, our two biggest polysilicon manufacturing cost components, in December 2017. We fully ramped up our Phase 3B facilities in December 2018 and, since then, our electricity rates have been lowered significantly based on a power purchase agreement with the local electric utility. With lower electricity rates, higher manufacturing efficiency, greater economics of scale, and enhanced equipment and processes, our annual average polysilicon production cost (including depreciation) further decreased to $7.94/kg in the fourth quarter of 2018. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations.

Indicative polysilicon production cost breakdown:

Components of Results of Operations

Continuing Operations

We discontinued our wafer manufacturing operations under Chongqing Daqo in September 2018, which we recognize as discontinued operations. The following discussion focus on continuing operations, comprising our polysilicon manufacturing operations under Xingjiang Daqo.

Revenues

Our revenues from continuing operations are derived from the sale of polysilicon. We plan to continue to focus on our current polysilicon production business to further improve operation efficiency, cost structure and product quality. If we are successful in executing our expansion plans, we expect our polysilicon revenue to continue to grow.

We commenced polysilicon production in 2008. We produced 13,068 MT, 20,200 MT and 23,351 MT of polysilicon and sold 10,883 MT(1) ,17,950 MT(1) and 22,521 MT(1) of polysilicon in 2016, 2017 and 2018, respectively. Our polysilicon selling prices are directly affected by global supply and demand conditions. In 2016, the annual average selling price was relatively stable as compared to 2015. In 2017, the annual average selling price was strongly supported by fast growing demand and increased by 6.4% as compared to 2016. In 2018. the annual average selling price decreased significantly primarily due to negative impact by the unfavorable solar policy announced by Chinese government on May 31, 2018.We generated revenues from continuing operations of $196.2 million, $323.2 million and $301.6 million in 2016, 2017 and 2018, respectively. We achieved net income attributable to our shareholders of $43.5 million, $92.8 million and $38.1 million in 2016, 2017 and 2018, respectively.

We have entered into framework agreements with some of our customers. These contracts typically contain binding terms related to the sales volumes of our polysilicon during the contract term. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are placed. Such pricing determination method has caused, and is expected to continue to cause, fluctuations in our revenues and results of operations. In 2016, our top three customers, Jinko Solar, Meike Silicon Energy and Konca Solar, accounted for approximately 24.3%, 10.0% and 8.5% of our revenues from continuing operations, respectively, and the three customers in aggregate accounted for approximately 42.8% of our revenues from continuing operations. In 2017, our top three customers, Jinko Solar, Longi, and Meike Silicon Energy, accounted for approximately 13.4%, 12.1% and 12.1% of our revenues from continuing operations, respectively, and the three customers in aggregate accounted for approximately 37.6% of our revenues. In 2018, our top three customers, Longi, Jinko Solar and Trina, accounted for approximately 38.3%, 19.2% and 6.8% of our revenues from continuing operations, respectively, and the three customers in aggregate accounted for approximately 64.2% of our revenues from continuing operations.

Note:

(1)	The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 1,968 MT, 1,944 MT and 459 MT in 2016, 2017 and 2018, respectively; we discontinued our wafer manufacturing operation in September 2018.

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

Due to our capacity expansion, depreciation in absolute terms had increased significantly prior to 2014. Depreciation in absolute terms decreased significantly in 2014, primarily as a result of our revision to the expected useful lives of fixed assets during the first quarter of 2014 and the deconsolidation of our former variable interest entity as of December 30, 2013. Along with the full ramp-up of Phase 2B polysilicon expansion project since August 2015, the depreciation in absolute terms increased significantly in 2015 and 2016 due to higher production volume. Depreciation in absolute terms continued to increase in 2017 and 2018 as we fully ramped up Phase 3A and 3B polysilicon expansion projects in the first quarter of 2017 and December 2018, respectively. Depreciation would resume its upward trend if we were to further expand our polysilicon production capacity or conduct technology improvement. We also expect that our total cost of revenues will increase as we increase our sales volume.

Operating expenses/income

Our operating expenses from continuing operations include selling, general and administrative expenses and research and development expenses, which are partially offset by other operating income as described below.

Selling, general and administrative expenses

Our selling, general and administrative expenses from continuing operations consist primarily of share-based compensation, salaries and benefits for our administrative, finance and sales personnel, packaging and shipping costs, consulting fee and taxes in 2018. All costs in connection with start-up activities, including costs incurred prior to commencement of production and corporate formation costs of Daqo Cayman, were expensed as incurred. We expect that the amount of our selling, general and administrative expenses from continuing operations will increase as we expand our polysilicon production capacity, increase our sales efforts, hire additional personnel, and incur professional expenses to support our operations as a listed company in the United States.

Research and development expenses

Our research and development expenses from continuing operations consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses from continuing operations to increase in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products, and expand our polysilicon manufacturing business. Our research and development expenses from continuing operations in 2016, 2017 and 2018 primarily resulted from continuous technology improvement projects for polysilicon production.

Other operating income

Our other operating income from continuing operations reflects unrestricted government subsidies that we receive from time to time, including financial incentives from the Xinjiang local government, which are unrestricted as to use and can be utilized by us in any manner we deem appropriate. We have utilized, and expect to continue to utilize, these subsidies to fund general operating expenses. We record unrestricted government subsidies as other operating income when we receive them. The amount and timing of subsidies cannot be predicted with certainty.

Interest income and expense

Our interest income represents interest on our cash balances. Our interest expenses from continuing operations relate primarily to our short-term and long-term borrowings from banks, less capitalized interest expenses to the extent they relate to our capital expenditures.

Taxation

Cayman Islands tax

We are an exempted company incorporated in the Cayman Islands and are not subject to tax in this jurisdiction.

PRC tax

Our Chinese subsidiaries are foreign invested enterprises in China. Under the EIT Law amended in December 2018 and its implementation rules, the Chinese enterprise income tax rate is 25%. However, qualified foreign invested enterprises located in central or western China may enjoy preferential tax rate under a series of national policies adopted to encourage investment in central and western China.

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

In November 2014, Xinjiang Daqo, another wholly owned Chinese subsidiary of ours, obtained the “High and New Technology Enterprise” certificate for a valid period of three years till 2016, which entitled it to enjoy the preferential income tax rate of 15%. We have successfully renewed the certificate for an additional three years until August 2020 and will continue to apply for renewal of the certificate after its expiration.

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

Pursuant to the Interim Regulations on Value Added Tax and their implementation rules, starting from May 1, 2018, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services or the importation of goods in China are generally required to pay value-added tax, or VAT, at a rate of 16% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. On March 20, 2019, the Ministry of Finance, SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, pursuant to which, gross proceeds from the sale of goods, the provision of repairs and replacement services or the importation of goods are generally subject to a VAT rate of 13% effective from April 1, 2019. When exporting certain goods, excluding polysilicon currently, the exporter is entitled to VAT refund, which amount will be a portion of or all of the VAT that it has already paid or borne. For our sales of polysilicon products, we are subject to the 13% VAT without any VAT refunds for such sales after April 1, 2019.

Discontinued Operations

Fixed asset impairment loss

We recognized an impairment loss from continuing operations of $0.2 million, $3.0 million and $11.5 million in 2016, 2017 and 2018, respectively, which was related to certain identified assets in Chongqing that were not transferrable and could not be reutilized in our Xinjiang expansion project. In addition, we incurred an impairment charge of $7.3 million in 2018 related to our discontinued wafer operations in Chongqing.

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

Revenue recognition

As of January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. We have elected to apply the ASU and all related ASUs retrospectively to each prior reporting period presented. The implementation of the guidance had no impact on the measurement or recognition of revenue of prior periods, however, additional disclosures have been added in accordance with the ASU.

Our revenue is all derived from the sale of polysilicon from the polysilicon segment, which is the only remaining segment after the discontinuation of the wafer business in September 2018. The sale of polysilicon is all in PRC and the Group's operations is in one PRC location, Xinjiang. Revenue cannot be disaggregated to a lower level or more than one categories to provide meaningful information. We recognize sale of polysilicon at a point in time following the transfer of control of the products to the customers, which occurs upon delivery according to the terms of the underlying contracts. Our standalone selling prices are based on the prices charged to customers for the single performance obligation which is transfer of control of polysilicon upon delivery to the customers.

Variable consideration that could affect our reported revenues is sales returns, which would be recorded as a reduction of revenue. Return rights of defective products are typically contractually limited, which allows sales returns within a period ranging from 3 to 30 days upon delivery. Historically, sales returns have been nil for each reporting period presented. No warranties, incentives, or rebates arrangements has been offered to customers.

For majority of the sales arrangements, the Group requires payments prior to shipments. For customers with trade credit granted on a short-term basis within 30 days, the Group records accounts receivable at the invoiced amount, net of an estimated allowance for doubtful accounts. As of December 31, 2017 and 2018, accounts receivable totaled $700,558 and $1,180,598, respectively. The Group did not record any allowance for doubtful accounts as of December 31, 2017 and 2018. Advances from customers are to secure their polysilicon supply, which are applied against future purchases. Contract liabilities represent our obligations to transfer polysilicon for which we have received considerations from customers. The Group refers to contract liabilities as “advances from customers” on the consolidated financial statements and the related disclosures. The balance in the short-term and long-term advances from customers was $16.4 million and $17.5 million as of December 31, 2017 and 2018, respectively. Revenue recognized from the beginning advances from customers balance as of January 1, 2017 and January 1, 2018 was $7.2 million and $16.4 million, respectively.

Practical Expedients and Exemptions

We apply the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, we have elected the portfolio approach in applying the new revenue guidance.

Our revenue contracts provide for performance obligations that are fulfilled and transfer control to customers at point in time, involve the same pattern of transfer to the customer, and provide a right to consideration from our customers in an amount that corresponds directly with the value to the customer for the performance completed. Therefore, we recognize revenue in the amount to which we have a right to invoice.

We have made an accounting policy election to not assess whether promised products are performance obligations if they are immaterial in the context of the contract with the customer. If the revenue related to a performance obligation that includes products that are immaterial in the context of the contract is recognized before those immaterial products are transferred to the customer, then the related costs to transfer those products are accrued.

We generally expense incremental costs of obtaining a contract when incurred because the amortization period would be less than one year. These costs primarily relate to sales commissions and are recorded in selling, general and administrative expenses.

Allowance for doubtful accounts

We conduct credit reviews for customers to whom we extend credit terms. We estimate the amount of accounts receivable that may not be collected based on the aging of our accounts receivable and specific evidence relating to the financial condition of our customers that may affect their ability to pay their balances.

 Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. We make subjective judgments in determining the independent cash flows that can be related to a specific asset group based on the asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in the operations by comparing the carrying value of the asset group to the estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value. We determine the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporate assumptions that it believes marketplace participants would utilize. For the years ended December 31, 2016, 2017 and 2018, the Group recorded impairment losses for long-lived assets from discontinued operations of $198,689, $2,987,668 and $18,769,938, respectively. No impairment loss for long-lived assets was recorded from continuing operations. The impairment losses of $198,689, $2,987,668 and $11,482,905 incurred in 2016, 2017 and 2018, respectively, were related to the polysilicon assets identified as non-transferrable and/or not able to be reutilized by its Xinjiang polysilicon manufacturing or expansion projects. The impairment losses of $7,287,033 incurred in 2018 were related to the assets of discontinued wafer manufacturing operations.

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

On September 9, 2015, we modified the exercise price to $0.59 for a total number of 12,569,166 options for five batches granted on January 28, 2014, January 12, 2015 and July 6, 2015, in order to provide appropriate incentives to certain of our employees and executive officers. The fair values of the options under revised terms were $0.38, $0.35, $0.38, $0.37 and $0.40, respectively. The total incremental cost associated with the modification was $282,581, of which $123,322 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of $159,259 are recognized over a weighted-average period of 2.85 years.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2016	2017	2018
	US$	US$	US$
Revenues	196,219,101	323,199,694	301,599,897
Cost of revenues	(118,408,302)	(179,151,930)	(203,486,191)
Gross profit	77,810,799	144,047,764	98,113,706
Operating expenses/income:
Selling, general and administrative expenses	(15,081,878)	(16,042,494)	(27,076,669)
Research and development expenses	(3,878,414)	(676,323)	(2,736,520)
Other operating income	2,285,331	3,750,147	13,177,254
Total operating expenses	(16,674,961)	(12,968,670)	(16,635,935)
Income from operations	61,135,838	131,079,094	81,477,771
Interest expense	(12,720,155)	(16,262,205)	(10,762,677)
Interest income	149,259	464,515	1,235,873
Exchange gain (loss)	6,553	(5,853)	1,836,160
Income before income taxes	48,571,495	115,275,551	73,787,127
Income tax expense	(7,358,089)	(17,332,226)	(11,716,545)
Net income from continuing operations	41,213,406	97,943,325	62,070,582
Income (loss) from discontinued operations, net of tax	2,710,591	(4,087,925)	(23,305,045)
Net income	43,923,997	93,855,400	38,765,537
Net income attributable to non-controlling interest	430,241	1,014,272	640,832
Net income attributable to Daqo New Energy Corp.’s shareholders	43,493,756	92,841,128	38,124,705

The discussion below focuses on our continuing operations.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue. The revenue from continuing operations was $301.6 million in 2018, representing a decrease of 6.7% from $323.2 million in 2017. All of the polysilicon sold in 2018 and 2017 was manufactured in our Xinjiang facilities. During the fourth quarter of 2018, we successfully ramped up our Phase 3B expansion project, which increased our annual capacity from 18,000 MT to 30,000 MT. As a result, our annual production volume increased by 15.6% from 20,200 MT in 2017 to 23,351 MT in 2018. Accordingly, our external sales volume increased by 25.5% from 17,950 MT in 2017 to 22,521 MT in 2018. However, our annual average selling prices decreased from $16.41/kg in 2017 to $13.04 /kg in 2018 due to the policies issued by the Chinese government on May 31, 2018.

Cost of revenue. The cost of revenue for continuing operations was $203.5 million in 2018, increased by 13.6% from $179.2million in 2017. Our external sales volume increased by 25.5% from 17,950 MT in 2017 to 22,521 MT in 2018. The increase in cost of revenue from product sales was attributable to the increase in external sales volume, to a lesser extent the reduction in average unit production cost.

Gross profit. We had a gross profit of $98.1 million for continuing operations in 2018, representing a decrease of 31.9% from $144.0 million in 2017. In 2018, we successfully reduced our annual total production cost by 1.47% from $8.84/kg in 2017 to $8.71/kg in 2018 and increased external sales volume by 25.5% from 17,950 MT in 2017 to 22,521 MT in 2018. However, our annual average selling price decreased from $16.41/kg in 2017 to $13.04 /kg in 2018 due to the policies issued by the Chinese government on May 31, 2018.

Selling, general and administrative expenses. Our selling, general and administrative expenses for continuing operations were $27.1 million in 2018, compared to $16.0 million in 2017. The increasing selling, general and administrative expenses was primarily due to an increase of non-cash share-based compensation costs related to the Company’s 2018 share incentive plan.

Research and development expenses. Our research and development expenses for continuing operations were $2.7 million in 2018, compared to $0.7 million in 2017. The research and development expenses vary from period to period reflecting the R&D activities that occur in such period.

Other operating income. Other operating income from continuing operations was $13.2 million in 2018, compared to $3.8 million in 2017, and mainly consisted of unrestricted cash subsidies that we received from local government authorities, which varies from period to period at the discretion of the applicable local government authorities.

Net interest expense. Our net interest expenses for continuing operations were $9.5 million in 2018, compared to $15.8 million in 2017. Except for increase in capitalized interest expense, the main reason for such decrease was the decrease of short-term loan and less bank acceptance discounted. Besides, interest income generated from finance products bought by Xinjiang and Cayman contributed to more interest income in 2018.

Income tax expense. Income tax expenses for continuing operations were $11.7million in 2018, compared to $17.3 million in 2017.

Net income from continuing operations. Net income from continuing operations were $62.1 million in 2018, compared to $97.9 million in 2017.

Loss from discontinued operations, net of tax. Loss from discontinued operations were $23.3 million in 2018, compared to $4.1 million in 2017, net of tax of nil.

Net income attributable to our shareholders. As a result of the factors described above, we had net profit attributable to our shareholders of $38.1 million in 2018, a decrease of 58.9% from $92.8 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue. The revenue derived from continuing operations was $323.2 million in 2017, representing an increase of 64.7% from $196.2 million in 2016. All of the polysilicon sold in 2017 and 2016 was manufactured in our Xinjiang facilities. During the first quarter of 2017, we successfully ramped up our Phase 3A expansion project, which increased our annual capacity from 12,150 MT to 18,000 MT. During the whole year of 2017, we were running our Xinjiang polysilicon facilities at full capacity. As a result, our annual production volume increased by 54.6% from 13,068 MT in 2016 to 20,200 MT in 2017. Accordingly, our external sales volume increased by 64.9% from 10,883 MT in 2016 to 17,950 MT in 2017. Moreover, our annual average selling prices also improved from $15.42/kg in 2016 to $16.41/kg in 2017.

Cost of revenue. The cost of revenue for continuing operations was $179.2 million in 2017, increased by 51.3% from $118.4 million in 2016. Our external sales volume increased by 64.9% from 10,883 MT in 2016 to 17,950 MT in 2017. The increase in cost of revenue was attributable to the increase in external sales volume, to a lesser extent the reduction in average unit production cost.

Gross profit. We had a gross profit of $144.0 million for continuing operations in 2017, representing an increase of 85.1% from $ 77.8 million in 2016. In 2017, we successfully reduced our annual total production cost by 5.8% from $9.38/kg in 2016 to $8.84/kg in 2017 and increased external sales volume by 64.9% from 10,883 MT in 2016 to 17,950 MT in 2017. Moreover, our annual average selling price also improved from $15.42/kg in 2016 to $16.41/kg in 2017.

Selling, general and administrative expenses. Our selling, general and administrative expenses for continuing operations were $16.0 million in 2017, compared to $15.1 million in 2016. The increase in selling, general and administrative expenses was primarily due to increased shipping cost, as a result of higher polysilicon shipping volume.

Research and development expenses. Our research and development expenses for continuing operations were $0.7 million in 2017, compared to $3.9 million in 2016. The research and development expenses vary from period to period reflecting the R&D activities that occur in such period.

Other operating income. Other operating income from continuing operations was $3.8 million in 2017, compared to $2.3 million in 2016, and mainly consisted of unrestricted cash subsidies that we received from local government authorities, which varies from period to period at the discretion of the applicable local government authorities.

Net interest expense. Our net interest expenses were $15.8 million in 2017, compared to $12.6 million in 2016. The increase was primarily due to the decrease in capitalized interest expense.

Income tax expense. Income tax expenses for continuing operations were $17.3 million in 2017, compared to $7.4 million in 2016.

Net income from continuing operations. Net income from continuing operations were $97.9 million in 2017, compared to $41.2million in 2016.

Income(loss) from discontinued operations, net of tax. Loss from discontinued operations were $4.1 million in 2017, compared to income of $2.7 million in 2016, net of tax of nil.

Net income attributable to our shareholders. As a result of the factors described above, we had net profit attributable to our shareholders of $92.8 million in 2017, an increase of 113.5% from $43.5 million in 2016.

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which changes certain disclosure requirements, including those related to Level 3 fair value measurements. The standard will be effective for annual reporting periods beginning after December 15, 2019. Early adoption is permitted. The Group is evaluating the impact on its consolidated financial statements upon adoption.

Inflation

In recent years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1% ,1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.	Liquidity and Capital Resources

Liquidity

Our liquidity situation improved in 2018 as compared to 2017 and 2016. Overall, our cash, cash equivalents and restricted cash decreased by $1.7 million in 2016 and increased $40.8 million and $22.5 million in 2017 and 2018, respectively. Net cash provided by operating activities was $98.7 million, $142.7 million and $95.6 million in 2016, 2017 and 2018, respectively. Net cash used in investing activities was $68.1 million, $67.9 million and $164.7 million in 2016, 2017 and 2018, respectively. Net cash used in financing activities was $30.3 million, $37.4 million in 2016 and 2017, and net cash provided by financing activities was $86.7 million in 2018.

As of December 31, 2018, we believe that our cash, cash equivalents, cash flows from operating activities, financial support from Daqo Group and its affiliates, and continued support from financial institutions located in the PRC in the form of renewed and additional operating loans will be sufficient to meet our working capital, capital expenditure and repayment of bank borrowings needs that will arise in 2019 and beyond.

The following significant developments in 2018 have impacted our liquidity or are expected to impact our liquidity:

•      During the year ended December 31, 2018, we experienced positive cash flow from operations of $95.6 million. We believe we will continue to generate positive operating cash flow in 2019.

•      For the year ended December 31, 2018, we generated an operating income of $81.5 million from continuing operations. We believe that we will continue to generate positive operating income in 2019.

•      As of December 31, 2018, our current assets exceeded our current liabilities by $10.2 million. Amounts due to related parties of $18.3 million are included as current and non-current liabilities, of which $16.9 million represents the consideration payables to Daqo Group for the acquisition of Xinjiang Daqo Investment and will be paid in two equal installments in 2020 and 2021.While from continuing operations we had cash, cash equivalents and restricted cash of $94.0 million as of December 31, 2018, we had short-term bank borrowings (including current portion of our long-term debt) of $38.2 million all due within one year. The current portion of our long-term debt amounted to $4.1 million as of December 31, 2018, such long-term debt being restricted to purchases of fixed assets and not expected to be renewed.

•      We completed the construction of our Phase 3B expansion project in October 2018. The total capital expenditure for our Phase 3B expansion was approximately $129.8 million, of which $95.3 million had been spent as of December 31, 2018.We commenced our Phase 4A expansion project in 2018. The total capital expenditure for our Phase 4A expansion is expected to be approximately $415.3 million, of which $56.1 million had been spent as of December 31, 2018.

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

	Year Ended December 31,
	2016	2017	2018
	(in thousands of US$)
Net cash provided by operating activities from continuing operation	84,549	137,656	77,558
Net cash provided by operating activities from discontinued operation	14,123	5,048	17,995
Net cash provided by operating activities	98,672	142,704	95,553
Net cash used in investing activities from continuing operation	(67,085)	(64,149)	(165,337)
Net cash provided by (used in) investing activities from discontinued operation	(976)	(3,752)	617
Net cash used in investing activities	(68,061)	(67,901)	(164,720)
Net cash provided by (used in) financing activities from continuing operation	3,432	(28,612)	103,491
Net cash used in financing activities from discontinued operation	(33,711)	(8,743)	(16,779)
Net cash provided by (used in) financing activities	(30,279)	(37,355)	86,712
Effect of exchange rate changes	(2,004)	3,337	4,909
Net (decrease) / increase in cash, cash equivalents and restricted cash	(1,672)	40,785	22,454
Cash, cash equivalents and restricted cash, at the beginning of the year	33,553	31,881	72,666
Cash, cash equivalents and restricted cash at the end of the year	31,881	72,666	95,120
Supplemental disclosure of cash flow information:
Interest paid	12,351	16,309	10,788
Income taxes paid	2,999	9,526	19,453
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payables	61,476	22,018	56,154
Purchase of property, plant and equipment included in amounts due to related parties – short-term portion	3,341	1,826	2,241
Payables for acquisition of Xinjiang Daqo Investment included in amounts due to related parties – long-term portion	-	-	15,992

Our cash, cash equivalents and restricted cash decreased by $1.7 million in 2016 and increased by $40.8million and $22.5 million in 2017 and 2018, respectively. As of December 31, 2018, we had $28.6 million in restricted cash and $65.4 million in cash and cash equivalents for continuing operations. Restricted cash was primarily comprised of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit, bank notes and short-term borrowings. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturities of three months or less.

As of December 31, 2018, we had a working capital surplus (total current assets less total current liabilities) of $10.2 million. We had cash, cash equivalents and restricted cash of $94.0 million and short-term and long-term borrowings of $34.1 million and $137.4 million, respectively, as of December 31, 2018. In addition, we have a total capital commitment of $222.7 million. In addition, as of December 31, 2018, we had unused committed and available project bank loan facilities of $11.6 million (RMB80 million) from Shihezi Rural Cooperative Bank.

Operating Activities

Net cash provided by operating activities from continuing operations for the year ended December 31, 2018 was $77.6 million, primarily resulting from $301.2 million of cash we received from the sale of our products, partially offset by our payments for raw materials and utilities of $143.3 million, taxes paid of $42.8 million, employee salaries and welfare payments of $26.7 million and interest expense payments of $10.8 million. We generated positive operating cash flow in 2018. The fluctuation was primarily due to the lower selling price which is partially offset by the expansion in our polysilicon manufacturing capacity.

Net cash provided by operating activities from continuing operations for the year ended December 31, 2017 was $137.7 million, primarily resulting from $324.4 million of cash we received from the sale of our products, partially offset by our payments for raw materials and utilities of $111.3 million, taxes paid of $40.0 million, employee salaries and welfare payments of $19.1 million and interest expense payments of $16.3 million. We generated positive operating cash flow in 2017. The improvement was primarily due to the expansion in our polysilicon manufacturing capacity and our continuous cost reduction efforts at our Xinjiang facilities.

Net cash provided by operating activities for the year ended December 31, 2016 was $84.5 million, primarily resulting from $211.0 million of cash we received from the sale of our products, partially offset by our payments for raw materials and utilities of $84.8 million, taxes paid of $11.5 million, employee salaries and welfare payments of $17.8 million and interest expense payments of $12.4 million. We generated positive operating cash flow in 2016. The improvement was primarily due to the expansion in our polysilicon manufacturing capacity and our continuous cost reduction efforts at our Xinjiang facilities.

Investing Activities

Net cash used in investing activities from continuing operation for the year ended December 31, 2018 was $165.3 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $143.1 million.

Net cash used in investing activities from continuing operation for the year ended December 31, 2017 was $64.1 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $64.1 million.

Net cash used in investing activities from continuing operation for the year ended December 31, 2016 was $67.1 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $66.5 million.

Financing Activities

Net cash provided by financing activities from continuing operation for the year ended December 31, 2018 was $103.5 million, primarily resulting from the net proceeds from follow-on equity offering in the amount of $106.6 million and proceeds received from by the bank borrowings in the amount of $56.0 million which partially offset by the repayment of bank borrowings in the amount of $59.8 million.

Net cash used in financing activities from continuing operation for the year ended December 31, 2017 was $28.6 million, primarily resulting from the repayment of bank borrowings in the amount of $96.2million partially offset by proceeds received from by the bank borrowings in the amount of $65.3 million.

Net cash provided by financing activities from continuing operation for the year ended December 31, 2016 was $3.4 million, primarily resulting from cash received from related parties in the amount of $56.9 million and proceeds received from by the bank borrowings in the amount of $91.9 million partially offset by the repayment of amounts due to related parties in the amount of $48.3 million and the repayment of bank borrowings in the amount of $98.2 million.

Capital Expenditures

In 2016, we made capital expenditures of $52.5 million for the Phase 3A expansion project for our polysilicon facilities in Xinjiang. In 2017, we made capital expenditures of $21.0 million for the Phase 3A expansion project and $11.3 million for the Phase 3B expansion project for our polysilicon facilities in Xinjiang. In 2018, we made capital expenditures of $96.5 million, $84.7 million, and $56.1 million, respectively, for our Phase 3A, Phase 3B and Phase 4A expansion projects of our polysilicon facilities in Xinjiang.

Our capital expenditures will increase in the future. We expect that the total capital expenditure for our Phase 4A expansion will be approximately $415.3 million, of which $56.1 million had been spent as of December 31, 2018. Capital expenditure of $216.6 million for our Phase 4A expansion has been included in our capital commitments, of which $129.8 million will be paid within one year after December 31, 2018. In the event that we conduct potential expansion projects in the future, we expect that completion of any such expansion projects will be subject to obtaining additional funding, and we intend to use cash generated from operating activities and take other actions to obtain alternative sources of financing, such as obtaining loan facilities from financial institutions, obtaining financial support from Daqo Group and its affiliates or entering into capital arrangements to meet our capital expenditure requirements. In contrast, the average unit production cost decreased from our Phase 1 to Phase 3B for the year ended December 31, 2018. The cost per unit in Phase 1, Phase 2A, Phase 2B, Phase 3A and Phase 3B was $114.0/kg, $56.8/kg, $26.7/kg, $16.5/kg, and $11.6/kg for the year ended December 31, 2018. For additional information, see also “— B. Liquidity and Capital Resources” and “Item 4. Information on the Company — B. Business Overview — Manufacturing Capacity” in this annual report.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development.” See “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D.	Trend Information

Market Trends

Global solar PV installations in 2018 totaled approximately 103.3 GW, representing a 3.3% increase from 100GW in 2017. Despite China’s issuance of a new solar PV policy on May 31, 2018 that reduced solar installation quotas in China in the second half of 2018, China continued to rank as the largest solar PV market globally with total installations of 44.1 GW in 2018, with the United States, India and Japan ranking the top four globally in 2018. According to several solar PV market reports, we expect global solar installations in 2019 to be approximately 120 to 140 GW.

Operational Trends

We successfully completed the construction of our Phase 2A facilities in Xinjiang in September 2012 and fully ramped up capacity to 5,000 MT at our Phase 2A facilities prior to the end of March 2013. We also completed a “debottlenecking” project prior to the end of 2013, which increased our annual capacity to 6,150 MT. We fully ramped up capacity of our Phase 2B expansion project and expanded the production capacity at our Xinjiang polysilicon facilities to 12,150 MT. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. As a result, we lowered our production cost of polysilicon (including depreciation) and cash cost (excluding depreciation) to $9.74/kg and $7.69/kg, respectively, in the fourth quarter of 2015. In 2016, we continued to focus on polysilicon manufacturing improvement to further lower our cost structure. We achieved our record low cost structure in the third quarter of 2016, with production cost (including depreciation) and cash cost (excluding depreciation) of $8.66/kg and $6.88/kg, respectively. We completed the construction and installation of Phase 3A by the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our board of directors approved Phase 3B expansion project. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018.In addition, we expect to complete a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We expect to complete the Phase 4A project and begin pilot production in the fourth quarter of 2019 and ramp up Phase 4A to full production capacity in the first quarter of 2020, which will increase our total production capacity to 70,000 MT. Upon the full operation of our Phase 4A expansion project, we expect to further reduce our production cost, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale.

 Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2018 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2018:

	Payments due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands of US$)
Contractual obligations:
Long-term debt(1)(2)	137,383	4,071	77,342	55,970	-
Interest payment on long-term debt(3)	23,494	8,088	11,989	3,654	-
Capital commitments(4)	222,678	155,875	66,803	-	-
Operating lease obligations(5)	11	11	-	-	-
Total obligations	383,566	234,848	89,094	59,624	-

Notes:

(1)	Excludes interest payments.

(2)	As of December 31, 2018, long-term bank loans including the current portion in the amount of $137.4 million, of which $17.4 million were secured by Xinjiang Daqo with its land use rights and equipment as collaterals. The rest of long-term loans in amount of $120.0 million were guaranteed by Daqo Group, Chongqing Daqo and three affiliated companies under Daqo Group.

(3)	All long-term bank borrowings are bearing the variable interests, which are based on the five-year long term interest rate issued by People’s Bank of China, and the interest payments are calculated based on the current interest rate in effect of each borrowing.

(4)	Represents commitments relating to our purchase of property, plant and equipment for our production capacity expansion, including payment commitments to our project contractors.

(5)	Represents Chongqing Daqo’s obligation under the lease agreement with Daqo Group until April 2019.

G.	Safe Harbor

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Guangfu Xu	76	Chairman of the board of directors
Longgen Zhang	55	Chief executive officer and director
Xiang Xu	48	Director
Dafeng Shi	47	Director
Fumin Zhuo	67	Independent director
Rongling Chen	76	Independent director
Minsong Liang	50	Independent director
Shuming Zhao	66	Independent director
Arthur Wong	59	Independent director
Ming Yang	45	Chief financial officer
Qiangmin Zhou	51	Chief technology officer
Shihua Su	44	Chief marketing officer

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

Mr. Longgen Zhang is our chief executive officer. He has strong expertise across the global solar industry and financial markets. Mr. Zhang was appointed as an independent director of X Financial (NYSE: XYF), a leading technology-driven personal finance company in China, effective as of September, 2018. From 2008 to 2014, Mr. Zhang served as the chief financial officer of Jinko Solar (NYSE: JKS), a global leader in the solar industry that distributes solar products and sells solutions and services to a diversified international utility, commercial, and residential customers. Prior to that, Mr. Zhang served as a director and the chief financial officer of Xinyuan Real Estate (NYSE: XIN) from 2006 to 2008. Mr. Zhang served as the chief financial officer at Crystal Window and Door Systems, Ltd. in New York from 2002 to 2006. Currently, Mr. Zhang serves as a director of Jinko Solar and ZZ Capital International Limited (HKSE: 08295). Mr. Zhang received a master’s degrees in professional accounting and in business administration from West Texas A&M University and a bachelor’s degree in economic management from Nanjing University in China. Mr. Zhang is a member of American Institute of Certified Public Accountants.

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

Mr. Fumin Zhuo is one of our independent directors. Mr. Zhuo has served as our director since November 2009. He currently also serves as an independent director of three Hong Kong Stock Exchange-listed companies, including Shenwan Hongyuan (H.K.) Limited, SRE Group Ltd. and Sinopharm Group Co. Ltd., and of two Shanghai Stock Exchange-listed companies including China Enterprise Company Limited, East China Architecture Group Ltd., and of Hedy Holding Co. Ltd., a Shenzhen Stock Exchange-listed company. Mr. Zhuo has also served as non-executive director to Besunyen Holdings Company Limited, a company listed on the Hong Kong Stock Exchange. Mr. Zhuo has over two decades experience in investment and corporate management. Mr. Zhuo is currently a managing partner of Granite Global Ventures III L.L.C., a general partner of SIG Capital Limited and Chairman of Venture Star Investment (HK) Limited. Prior to joining SIG Capital Limited in July 2005, Mr. Zhuo served as the chairman and chief executive officer of Vertex China Investment Company, a company concentrating in investments in the Greater China region since July 2002. From 1995 to July 2002, Mr. Zhuo was the chief executive officer of Shanghai Industrial Holding Ltd. and the chairman of SIIC Medical Science & Technology (Group). Prior to that, starting in 1987, Mr. Zhuo served as chief assistant officer of the Shanghai Economic System Reform Committee. Mr. Zhuo has extensive experience in venture capital fund formation, mergers and acquisitions, and investment management. Mr. Zhuo received his master’s degree in economics from Fudan University and his bachelor’s degree in enterprise management from Shanghai Jiaotong University’s Electrical Engineering School.

Mr. Rongling Chen is one of our independent directors. Mr. Chen has served as our director since October 2010. He has served as Senior Advisor for ASML China since May 2015. He is also an independent director to Tianjin Zhonghuan Semiconductor Co., Ltd., a company listed on Shenzhen Stock Exchange. Between 2010 and 2012 Mr. Chen was a vice president of Applied Materials and chief administration officer of Applied Materials China. Mr. Chen was an executive advisor of IMEC, a leading advanced semiconductor R&D center based in Belgium, and also a senior advisor and chairman of China advisory board to SEMI, a global industry association serving the manufacturing supply chains for the microelectronic, display and photovoltaic industries. Mr. Chen started working for Applied Materials in 1984, and has served in various senior positions, including vice president, chairman of Applied Materials China and head of China marketing and corporate affairs, before retiring in 2012. Mr. Chen received his bachelor’s degree in semiconductor devices and materials from Zhejiang University.

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

Mr. Arthur Wong is one of our independent directors. Mr. Wong has served as our director since December 2012. Mr. Wong was appointed as an independent director of Canadian Solar Inc. (NASDAQ: CSIQ), one of the world’s largest solar power companies, effective as of March 8, 2019. Mr. Wong currently serves as an independent director and Chairman of the Audit Committee of another US-listed companies, China Automotive Systems, Inc., and a Hong Kong Stock Exchange-listed company, Maple Leaf Educational Systems Limited. From 2008 to 2012, Mr. Wong served as Chief Financial Officer for Asia New-Energy, Nobao Renewable Energy and GreenTree Inns Hotel Management Group sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, most recently as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

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

In 2018, our aggregate payments of cash to directors or executive officers was approximately $1.5 million. See “— Share Incentive Plans.” Our PRC subsidiaries are and were required, as the case may be, by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. We have accrued or set aside, in the aggregate, approximately $5.9 thousand for pension or similar retirement benefits for our executive officers and directors, as required under PRC laws, for the fiscal year ended December 31, 2018. Other than the aforementioned statutorily required contributions, we have not set aside or accrued any other amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

2018 Share Incentive Plan

In April 2018, our Board of Directors adopted the 2018 share incentive plan, or the 2018 Plan. Our Board of Directors has authorized the issuance of up to 38,600,000 ordinary shares underlying all options (including incentive share options, or ISOs, and options other than ISOs), restricted shares and restricted share units granted to a participant under the plan, or the awards.

The following paragraphs summarize the terms of our 2018 Plan.

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

Award Agreement. Awards granted under our 2018 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to our employees, consultants, members of our Board of Directors and other individuals as determined, authorized and approved by the committee designated by our Board of Directors.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction in which the successor entity does not assume our outstanding awards under our 2018 Plan, provided that the plan participant remains an employee, consultant or member of our Board of Directors on the effective date of the corporate transaction. In such event, each outstanding award will become fully exercisable and all forfeiture restrictions on such award will lapse immediately prior to the specified effective date of the corporate transaction.

If the successor entity assumes our outstanding awards and later terminates the grantee’s employment or service without cause, the outstanding awards automatically will become fully vested and exercisable. The committee designated by our Board of Directors may also, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the plan participants, replace the awards, or provide for the payment of the awards in cash.

Exercise Price and Term of Options Other than ISOs. The committee designated by our Board of Directors will determine, amend or adjust the exercise price of options other than the ISOs, and determine the time or times at which, and the conditions to be satisfied before, such options may be exercised in whole or in part. Subject to any future amendment or modification to the plan, the term of any option other than an ISO granted under the 2018 Plan may not exceed fifteen years, subject to any amendment or modification of the plan.

Exercise Price and Term of ISOs. The exercise price per share of an ISO shall be equal to the fair market value on the date of grant. If, however, we grant an ISO to an individual, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of grant. The committee designated by our Board of Directors will determine the time or times at which an ISO may be exercised in whole or in part, including exercise prior to vesting. The term may not exceed the earlier of fifteen years from the date of the grant, three months after a participant’s termination of employment as an employee, or one year after the date of a participant’s termination of employment or service on account of death or disability, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

Restricted Shares and Restricted Share Unites. The committee designated by our Board of Directors is also authorized to make awards of restricted shares and restricted share units. Except as otherwise determined by the board or the committee at the time of the grant of an award or thereafter, upon termination of employment or service during the applicable restriction period, restricted shares that are at the time subject to restrictions shall be forfeited or repurchased in accordance with the respective award agreements. At the time of grant for restricted share units, the committee shall specify the date on which the restricted share units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate.

Amendment and Termination. Our Board of Directors or the committee designated by it may at any time amend, suspend or terminate our 2018 Plan. Amendments to our 2018 Plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Unless terminated earlier, our 2018 Plan shall continue in effect for a term of fifteen years from the date of adoption.

As of the date of this annual report, excluding the expired and cancelled options, we have granted options to purchase a total of 19,003,816 of our ordinary shares, of which options to purchase a total of 9,344,341 ordinary shares are outstanding as of the date of the annual report, and 53,146,158 restricted share units, all of which are outstanding as of the date of the annual report, under these plans.

The following table summarizes the options granted to our senior executive officers, directors and to other individuals as a group since 2014, without giving effect to the options that were exercised or terminated, if any.

Name	Number of Shares*	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Directors and officers as a group	4,654,166	$0.59	January 28, 2014	January 27, 2024
	6,185,625	$0.59	January 12, 2015	January 11, 2025
	1,000,000	$0.59	July 6, 2015	July 5, 2025
	9,879,992	N/A	February 3, 2017	February 2, 2027
	29,165,641	N/A	June 6, 2018	June 5, 2033
	5,412,500	N/A	December 21, 2018	December 20, 2033
Other individuals as a group	1,530,000	$0.59	January 28, 2014	January 27, 2024
	948,750	$0.59	January 12, 2015	January 11, 2025
	2,774,000	N/A	February 3, 2017	February 2, 2027
	7,190,000	N/A	June 6, 2018	June 5, 2033
	2,692,500	N/A	December 21, 2018	December 20, 2033
Total	71,433,174

*	“Number of Shares” refers to the number of ordinary shares that can be acquired upon exercise of the options; in the case of restricted share units, “Number of Shares” refers to the number of restricted share units and “Exercise Price” is marked as not application (N/A). “Number of Shares” includes options and restricted share units that were exercised or terminated, if any.

C.	Board Practices

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

•      meeting separately and periodically with management and our internal and independent auditors; and

•      reporting regularly to the full Board of Directors

In 2018, our audit committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2018, our Compensation Committee held meetings or passed resolutions by unanimous written consent once.

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

In 2018, our Corporate Governance and Nominating Committee held meetings or passed resolutions by unanimous written consent once.

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

As of December 31, 2018, we employed 1,518 employees, including 813 in manufacturing, 137 in equipment maintenance, 60 in quality assurance, 16 in purchasing, 340 in research and development, 6 in sales and marketing and 146 in general and administrative. In addition, we engaged independent contractors and temporary personnel from time to time. All of these employees and independent contractors are located at our facilities in Chongqing, Shanghai and Xinjiang, China. We had a total of 1,813, 1,702 and 1,518 employees as of December 31, 2016, 2017 and 2018, respectively.

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

The calculations in the table below are based on 332,029,752 ordinary shares outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Guangfu Xu(1)	45,810,016	13.5%
Xiang Xu(2)	42,917,583	12.8%
Dafeng Shi(3)	9,226,718	2.7%
Longgen Zhang(4)	5,667,380	1.7%
Fumin Zhuo(5)	*	*
Rongling Chen(6)	*	*
Minsong Liang(7)	*	*
Shuming Zhao(8)	*	*
Arthur Wong(9)	*	*
Ming Yang(10)	*	*
Qiangmin Zhou(11)	*	*
Shihua Su(12)	*	*
All directors and executive officers as a group	107,843,641	30.4%

Principal Shareholders:
Gold Intellect Limited(13)	39,000,000	11.8%
Duke Elite Limited(14)	25,641,025	7.7%
Plenty China Limited(15)	14,820,000	4.5%

*	Beneficially owns less than 1% of our ordinary shares

Notes:

(1)	Consists of 39,000,000 shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu, and 6,810,016 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Guangfu Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.

(2)	Consists of (i) 1,025,641 ADSs, representing 25,641,025 Ordinary Shares, beneficially owned by Duke Elite Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, (ii) 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, and (iii) 2,456,558 shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Xiang Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.

(3)	Consists of 5,449,584 shares held by Lucky Prosper Investments Limited, a British Virgin Islands company wholly owned and controlled by Mr. Dafeng Shi, and 3,777,134 shares issuable upon exercise of options held by Mr. Shi that are exercisable within 60 days of the date of this annual report. Mr. Dafeng Shi’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Shi is a director of our company.

(4)	The business address of Mr. Zhang is Unit 29D, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.

(5)	The business address of Mr. Zhuo is Unit 3501, Two IFC, 8 Century Avenue, Pudong District, Shanghai, China.

(6)	The business address of Mr. Chen is No.585, Jianguoxi Road, Shanghai, PRC.

(7)	The business address of Mr. Liang is Room 806, Tower C, Vantone Center, No. 6 Chaoyangmenwai Street, Chaoyang District, Beijing, PRC.

(8)	The business address of Mr. Zhao is 2002 Anzhong Building, School of Business, Nanjing University, 16 Jinyin Jie, Nanjing, PRC.

(9)	The business address of Mr. Wong is Room 906, 16th Floor, Huamao Building, No. 89 Jianguo Road, Chaoyang District, Beijing, PRC.

(10)	The business address of Mr. Yang is Unit 29D, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.

(11)	The business address of Mr. Zhou is Unit 29D, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.

(12)	The business address of Mr. Su is Unit 29D, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC

(13)	Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.

(14)	Duke Elite Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company represented by ADSs held by Duke Elite Limited.

(15)	Plenty China Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company held by Plenty China Limited.

To our knowledge, as of the date of this annual report, 251,823,515 ordinary shares, representing approximately 75.8% of our total outstanding shares (including 13,077,375 ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans), were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our directors or executive officers that are shareholders or principal shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Related party transactions with Daqo Group

In June 30, 2016, Chongqing Daqo entered into a three-year loan agreement with Daqo Group, which assumed the outstanding loans that were previously extended by Daqo Solar to Chongqing Daqo in the amount of $29,475,633 (RMB204.7 million), with an interest rate 20% above the three-year long term issued by People’s Bank of China. Pursuant to this loan agreement, Chongqing Daqo has the obligation to repay the principal and interest to Daqo Group instead of Daqo Solar starting from June 30, 2016. As of December 31, 2016, Chongqing Daqo had repaid $15,059,000 (RMB100.0 million) and was charged $850,380 interest expense. Our company also repaid $10,974,807 interest-free loans in 2016. In addition, our company recorded $27,997 rental expenses in 2016 under the lease agreement with Daqo Group.

In 2017, Chongqing Daqo had repaid all the remaining $15,495,451(RMB104.7 million) and was charged $440,368 interest expense. Our company also received and repaid $2,696,513 interest-free loans in 2017. In addition, our company recorded $37,756 rental expenses in 2017 under the lease agreement with Daqo Group.

In 2018, our company received interest-free loans of $25,744,800 from Daqo Group and repaid $36,648,480 during the same year. In addition, we approved for our subsidiary, Xinjiang Daqo, to acquire an 100% equity interest of Xinjiang Daqo Investment, a wholly-owned subsidiary of Daqo Group and an affiliated company of the Company, for a total consideration of $16.0 million in December 2018. Pursuant to the supplementary agreements, we are not required to pay the consideration until 2020.

Related party transactions with Zhenjiang Daqo

In 2016, our company sold $9,901,955 in wafers and OEM, and $1,292,242 in polysilicon to Zhenjiang Daqo, respectively.

In 2017, our company sold $13,442,273 in wafers to Zhenjiang Daqo.

In 2018, our company sold $6,694,997 in wafers to Zhenjiang Daqo

Related party transactions with Daqo Solar

In 2016, our company received interest-free loans of $60,300,896 from Daqo Solar and repaid $68,766,506 during the same year.

In 2017, our company received interest-free loans of $40,089,689 from Daqo Solar and repaid $40,388,195 during the same year.

In 2018, our company received interest-free loans of $55,613,463 from Daqo Solar and repaid $55,650,696 during the same year

Related party transactions with Xinjiang Daqo Investment

In 2016, our company received interest-free loans of $56,270,085 from Xinjiang Daqo Investment and repaid $38,715,449 during the same year.

In 2017, our company received interest-free loans of $14,356,000 from Xinjiang Daqo Investment and repaid $14,356,000 during the same year.

In 2018, our company received interest-free loans of $3,937,440 from Xinjiang Daqo Investment and repaid $4,020,732 during the same year.

Related party transaction with Nanjing Daqo Transformer

In 2018, our company purchased fixed asset in the amount of $6,201,243 from Nanjing Daqo Transformer.

Related party transactions with Daqo New Material

In 2016, our company received interest-free loans of $9,607,344 from Daqo New Material and repaid $12,262,592 during the same year. In addition, our company recorded $993,894 rental expenses in 2016 under the lease agreement with Daqo New Material.

In 2017, our company received interest-free loans of $6,029,877 from Daqo New Material and repaid $10,818,493 during the same year. In addition, our company purchased fixed asset in the amount of $7,390,693 from Daqo New Material. And our company recorded $976,800 rental expenses in 2017 under the lease agreement with Daqo New Material.

In 2018, our company received interest-free loans of $1,893,000 from Daqo New Material and repaid $1,893,000 during the same year. In addition, our company purchased fixed asset in the amount of $499,752 from Daqo New Material.

Related party transactions with Chongqing Daqo Tailai

Chongqing Daqo Tailai Electric Co., Ltd., or Chongqing Daqo Tailai, is wholly owned by Daqo Group.

In 2016, our company purchased fixed asset in the amount of $3,534,248 from Chongqing Daqo Tailai. During the same year, our company received interest-free loans in the amount of $222,517 from Chongqing Daqo Tailai and repaid $2,684,783 during the same year.

In 2017, our company purchased fixed asset in the amount of $715,361 from Chongqing Daqo Tailai.

In 2018, our company purchased fixed asset in the amount of $8,240,830 from Chongqing Daqo Tailai. During the same year, our company received income from sales of materials and disposal of fixed assets in the amount of $15,899 and $478,565, respectively, from Chongqing Daqo Tailai. In addition, our company received interest-free loans in the amount of $6,209,040 from Chongqing Daqo Tailai and repaid $6,209,040 during the same year.

Related party transactions with other subsidiaries of Daqo Group

In 2016, our company purchased fixed asset and raw material in the amount of $2,120,768 and $129,219, respectively, from other subsidiaries of Daqo Group.

In 2017, our company purchased fixed asset and raw material in the amount of $80,240 and $17,651, respectively, from other subsidiaries of Daqo Group.

In 2018, our company purchased fixed assets and raw material in the amount of $3,062,853 and $345,041, respectively, from other subsidiaries of Daqo Group.

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

A quorum required for a meeting of shareholders consists of at least shareholders holding not less than an aggregate of one-third of all voting share capital of our company in issue present in person or by proxy and entitled to vote. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than one third of our share capital as at that date carries the right of voting at general meeting of our company. Advance notice of at least seven calendar days is required for the convening of our annual general meeting and other shareholders meetings.

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

Chinese Taxation

Under the PRC Enterprise Income Tax Law amended in December 2018 and its implementation rules, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws.

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China are considered PRC resident enterprises and therefore are subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, a circular issued by SAT on April 22, 2009 provides that a “foreign enterprise controlled by a PRC company or a PRC company group” will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. However, it remains unclear how PRC tax authority will treat an overseas company controlled by PRC natural persons rather than PRC enterprises such as Daqo Cayman. The criteria set forth above do not apply to Daqo Cayman directly because Daqo Cayman is currently beneficially owned by Chinese individuals and is not a “foreign enterprise controlled by a PRC company or a PRC company group” and accordingly, we do not believe that Daqo Cayman should be treated as a PRC resident enterprise under the relevant requirements. However, such criteria may be considered relevant in determining Daqo Cayman’s residence. Therefore, we cannot assure you that Daqo Cayman will not be deemed a PRC resident enterprise.

If Daqo Cayman were classified as a PRC resident enterprise under the EIT Law, ADS holders who are not Chinese residents may be subject to a 10% withholding tax (20% in the case of individual ADS holders who are not Chinese residents) upon dividends payable by Daqo Cayman, and 10% tax on gains realized upon the sale or other disposition of our ADSs (20% in the case of individual ADS holders who are not Chinese residents). In addition, the EIT Law and regulations also provide that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested resident enterprise are exempted from income tax, subject to certain conditions. Therefore, if Daqo Cayman is classified as resident enterprise under the EIT Law, the dividends we receive from our Chinese subsidiaries may be exempted from withholding tax. On October 17, 2017, SAT promulgated the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, which specifies deduction of withholding tax for non-resident shareholders.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular holders in light of their individual investment circumstances, including holders subject to special tax rules that differ significantly from those discussed below (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, cooperatives, pension plans, entities taxed as partnerships and their partners, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, holders that are traders in securities that have elected the mark-to-market method of accounting, or holders that have a functional currency other than the United States dollar). In addition, this discussion does not address U.S. federal estate, gift, Medicare taxes on net investment income, or alternative minimum taxes, or any non-United States, state, or local tax considerations relating to the ownership and disposition of our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our ADSs or ordinary shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is a citizen or resident of the United States or a United States domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such ADSs or ordinary shares.

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

Dividends

Subject to the PFIC rules discussed below under “Passive Foreign Investment Company Considerations,” the gross amount of any cash or property distribution (including the amount of any taxes withheld) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the depositary in the case of ADSs or by a U.S. Holder in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this condition and which includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and we do not anticipate becoming a PFIC in the current taxable year or the foreseeable future, as discussed below under “Passive Foreign Investment Company Considerations.” Our ADSs are listed on the NYSE, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the NYSE. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event our company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Chinese Taxation,” above), we may be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of the Treasury of the United States has determined is satisfactory for purposes of qualified dividend income treatment and dividends paid with respect to our ADSs or ordinary shares, regardless of whether they are backed by our ADSs, will be treated as qualified dividend income. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as “passive category” income from foreign sources for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Chinese Taxation,” above), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any PRC withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits are complex. Accordingly, each U.S. Holder is advised to consult with its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below under “Passive Foreign Investment Company Considerations,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. Long-term capital gain of noncorporate U.S. Holders is generally eligible for a reduced rate of tax. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the PRC EIT Law and gain from the disposition of ADSs or ordinary shares is subject to the tax in the PRC (see “Chinese Taxation,” above), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income. U.S. Holders are urged to consult with their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of a foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account for determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and we do not anticipate becoming a PFIC in future taxable years, although there can be no assurance in this regard. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

If we were a PFIC for any taxable year, in lieu of being subject to the general rules discussed above, a U.S. Holder may make a mark-to-market election with respect to our ADSs (but not ordinary shares) to elect out of the tax treatment discussed above, provided that the ADSs are regularly traded on the NYSE. We anticipate that the ADSs would be treated as being regularly traded on the NYSE, but no assurances may be given in this regard. If a U.S. Holder makes a mark-to-market election for the ADSs, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such U.S. Holder an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of the U.S. Holder’s taxable year over the U.S. Holder’s adjusted basis in such ADSs. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. A U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts resulting from the mark-to-market election.

Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments or subsidiaries held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

Further, we do not intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election (“QEF Election”), which, if available, would result in tax treatment different from the general tax treatment for PFICs described above. Accordingly, each U.S. Holder should assume that the QEF Election will not be available.

If a U.S. Holder holds ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder would generally be required to file United States Internal Revenue Service (“IRS”) Form 8621 (or a successor form). U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investment in ADSs or ordinary shares.

Foreign Financial Asset Reporting

U.S. Holders who hold “specified foreign financial assets,” including any financial accounts held at a non-U.S. “financial institution,” as well as stock of a non-U.S. corporation that is not held in an account maintained by a “financial institution,” and whose aggregate value of all foreign financial assets exceeds $50,000 during the tax year (or a higher dollar amount prescribed by the IRS) may be required to attach to their tax return for the year certain information relating to such specified foreign financial assets as required by the IRS, currently on IRS Form 8938. Regulations extend this reporting requirement to certain entities that are treated as formed or availed to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. A U.S. Holder who fails to timely furnish the required information may be subject to penalties. Each U.S. Holder is advised to consult its tax advisor regarding its reporting obligations under this rule.

Backup Withholding and Information Reporting

U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult its tax advisor regarding the application of the United States information reporting rules and backup withholding rules to its particular circumstances. In addition, certain U.S. Holders may be subject to backup withholding in respect of such amounts if they do not provide to the relevant payer or paying agent their taxpayer identification numbers, make any other required certification, or otherwise establish an exemption. Non-U.S. Holders may be required to comply with applicable certification and identification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding. The amount of any backup withholding from a payment to a U.S. or non-U.S. Holder will be allowed as a credit against the Holder’s U.S. federal income tax liability and may entitle the Holder to a refund, provided that the required information is timely furnished to the IRS.

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

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred on our short-term and long-term borrowings and interest income generated by excess cash which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2018, we had outstanding long-term bank borrowings of $137.4 million mostly bearing floating rates which are subject to adjustment every 12 months based upon the PRC government’s standard interest rate. The weighted average interest rate as of December 31, 2018 for the long-term bank borrowings was 5.9%. We are currently not engaged in any interest rate hedging activities. A hypothetical five percentage point increase in interest rates would have resulted in an increase of approximately $0.5 million in our interest expense for the year ended December 31, 2018.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to (1) the Euro or U.S. dollar income or that we may generate in the future for sale of our photovoltaic products in the international market, (2) the U.S. dollar proceeds of a small portion of our follow-on offering in April 2018, most or substantially all of which we expect to convert into RMB over time for the uses discussed under “Item 14. Material Modifications to the Rights of Security Holders Use of Proceeds” and (3) the U.S. dollar and Euro denominated equipment purchase prices that we need to pay from time to time. We believe the impact of foreign currency risk is not material and we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while we use the U.S. dollar as our functional and reporting currency and the ADSs will be traded in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2018, from continuing operations, we had RMB-denominated cash, cash equivalents, and short-term investments of RMB 512.9 million and U.S. dollar-denominated cash, cash equivalents and short-term investments of $13.7 million. Assuming we had converted the U.S. dollar-denominated cash, cash equivalents and short-term investments of $13.7 million into RMB at the exchange rate of $1.00 for RMB6.8755 as of December 31, 2018, this cash, cash equivalents and short-term investments would have been RMB94.0 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, this cash, cash equivalents and short-term investments would have decreased to RMB84.6 million.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADS program established pursuant to the deposit agreement, by making available a set amount or a portion of the depositary fees charged in respect of the ADS program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. For the year ended December 31, 2018, we received $8,976 from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program. In December 2012, we instructed the depositary bank to change the ratio of shares of our company by each ADS from five shares to twenty five shares per ADS. In accordance with the agreement between our company and the depositary bank, the latter ceased any reimbursement and waiver, and charged “Termination/Revision Fees” of $1 million to our company.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2018. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2018.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2018, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2018, has also audited the effectiveness of internal control over financial reporting as of December 31, 2018.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

DAQO NEW ENERGY CORP.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Daqo New Energy Corp and its subsidiaries (the “Group”) as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and the related financial statement schedule included in Schedule I as of and for the year ended December 31, 2018 of the Group and our report dated April 17, 2019 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

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

April 17, 2019

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2018, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Years Ended December 31,
	2017	2018
	(in US$ thousands)
Audit fees(1)	870	833
Tax fees(2)	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Tax fees” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Daqo New Energy Corp. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2016 (File No. 001-34602))
2.1	Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder dated October 11, 2016 (incorporated herein by reference to Exhibit (a) to the Post-Effective Amendment No. 2 to Form F-6 Registration Statement filed with the Securities and Exchange Commission on October 11, 2016 (File No. 333-164310))
4.1	2009 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.4	English translation of the Trademark License Agreement among Daqo Group, Chongqing Daqo and Nanjing Daqo dated as of May 8, 2009 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.5	Non-Competition Agreement among Daqo Group, Daqo Cayman (formerly known as Mega Stand International Limited) and Chongqing Daqo dated as of July 1, 2008 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.6	English translation of the Loan Agreement between Xinjiang Daqo and Bank of China, Shihezi Branch dated as of September 30, 2011 (incorporated herein by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012 (File No. 001-34602))
4.7	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015 (File No. 001-34602))
4.8	English Summary of Fixed Assets Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated June 24, 2015 (incorporated herein by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))
4.9	English Summary of Working Capital Loan Agreement between Chongqing Daqo New Energy Co., Ltd. and China Construction Bank, Wanzhou Branch dated April 29, 2016 (incorporated herein by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))
4.10	English Summary of Working Capital Loan Agreement between Chongqing Daqo New Energy Co., Ltd. and China Construction Bank, Wanzhou Branch dated November 22, 2016 (incorporated herein by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))

4.11	English Summary of Fixed Assets Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated June 22, 2016 (incorporated herein by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))
4.12	English Summary of Fixed Assets Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated November 10, 2016 (incorporated herein by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))
4.13	English Summary of Creditor’s Right Transfer and Loan Agreement among Chongqing Daqo New Energy Co., Ltd., Daqo Group Co., Ltd. and Chongqing Daqo Solar Co., Ltd. dated June 30, 2016 (incorporated herein by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))
4.14	Letter of Financial Support from Daqo Group shareholders dated March 21, 2017 (incorporated herein by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))
4.15

Letter of Financial Support from Daqo Group shareholders dated February 23, 2018 (incorporated herein by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 16, 2018 (File No. 001-34602))

4.16*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated October 10, 2018
4.17*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated September 5, 2018
4.18*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated July 12, 2018
4.19*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and China Everbright Bank Chongqing, Wanzhou Branch dated January 5, 2018
4.20*	English Summary of Working Capital Loan Agreement between Chongqing Daqo New Energy Co., Ltd. and China Construction Bank, Wanzhou Branch dated March 15, 2018
4.21*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Bank of China, Shihezi Branch dated December 26, 2018
4.22*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Bank of China, Shihezi Branch dated December 26, 2018
4.23*	English translation of Bank Acceptance Agreement between Xinjiang Daqo New Energy Co., Ltd., and Xinjiang Shihezi Rural Cooperative Bank dated November 26, 2018
4.24*	Letter of Financial Support from Daqo Group shareholders dated March 18, 2019
4.25*	English translation of Equity Transfer Agreement between Daqo Group Co., Ltd., and Xinjiang Daqo New Energy Co., Ltd. dated December 20, 2018
4.26*	English translation of Three-Party Debt Service Agreement among Daqo Group Co., Ltd,, Xinjiang Daqo New Energy Co., Ltd. and Xinjiang Daqo Investment Co., Ltd. dated December 20, 2018
4.27	Underwriting Agreement dated April 12, 2018 between the Registrant and the underwriter (incorporated herein by reference to Exhibit 1.1 of our Form 6-K filed with the Securities and Exchange Commission on April 12, 2018 (File No. 001-34602))
4.28*	English Summary of Cooperatives Loan Agreement among Xinjiang Daqo New Energy Co., Ltd., Xinjiang Shihezi Rural Cooperative Bank and other four banks dated November 1, 2018
4.29*	English Summary of Mortgage Contract among Xinjiang Daqo New Energy Co., Ltd., Xinjiang Shihezi Rural Cooperative Bank and other four banks dated November 1, 2018
4.30	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 of our Form S-8 filed with the Securities and Exchange Commission on May 11, 2018 (File No. 333-224865))
8.1*	Subsidiaries of the Registrant
11.1*	Code of Business Conduct and Ethics of the Registrant dated March 26,2019
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DAQO NEW ENERGY CORP.

By:	/s/ Longgen Zhang
Name:	Longgen Zhang
Title:	Chief Executive Officer

Date: April 17, 2019

DAQO NEW ENERGY CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

DAQO NEW ENERGY CORP.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. and its subsidiaries (the “Group”) as of December 31, 2017, and 2018, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and the financial statement schedule listed in the Index at Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Daqo New Energy Corp. and its subsidiaries as of December 31, 2017, and 2018, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2019 expressed an unqualified opinion on the Group’s internal control over financial reporting.

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

April 17, 2019

We have served as the Group's auditor since 2008.

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2017 AND 2018

(In U.S. dollars, except share and per share data)

	December 31,
	2017	2018
ASSETS:
Current assets:
Cash and cash equivalents	$53,802,946	$65,419,389
Restricted cash	9,910,957	28,609,307
Short-term investments	-	21,807,000
Accounts receivable, net of allowance for doubtful accounts of nil as of December 31, 2017 and 2018	700,558	1,180,598
Notes receivable	20,778,855	8,111,044
Prepaid expenses and other current assets	6,689,623	10,335,501
Advances to suppliers	1,575,118	3,327,951
Inventories	15,683,490	15,449,367
Amount due from related parties	5,799	815,035
Current assets associated with discontinued operations	33,215,204	5,013,615
Total current assets	142,362,550	160,068,807
Property, plant and equipment, net	485,466,417	611,616,459
Prepaid land use rights, net	24,076,516	22,249,251
Deferred tax assets	714,068	821,137
Investment in an affiliate	687,074	649,839
Non-current assets associated with discontinued operations	95,474,608	59,523,588
TOTAL ASSETS	$748,781,233	$854,929,081

LIABILITIES AND EQUITY:
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	$73,784,258	$38,205,864
Accounts payable	19,311,691	9,195,467
Notes payable	14,798,268	29,209,130
Advances from customers – short-term portion	16,377,524	10,213,940
Payables for purchases of property, plant and equipment	21,736,058	27,220,943
Accrued expenses and other current liabilities	10,821,785	9,417,702
Amount due to related parties – short-term portion	1,837,120	2,260,007
Income tax payable	13,191,205	5,454,951
Current liabilities associated with discontinued operations	44,653,470	18,675,930
Total current liabilities	216,511,379	149,853,934
Long-term bank borrowings	111,436,292	133,312,370
Advances from customers – long-term portion	-	7,269,000
Deferred government subsidies	23,306,729	21,462,621
Amount due to related parties – long-term portion	-	15,991,800
Deferred tax liabilities	-	1,184,644
Non-current liabilities associated with discontinued operations	2,998,766	723,035
Total liabilities	354,253,166	329,797,404

Commitments and contingencies (Note 17)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS—(Continued)

DECEMBER 31, 2017 AND 2018

(In U.S. dollars, except share and per share data)

	December 31,
	2017	2018
Equity:
Ordinary shares;
$0.0001 par value 500,000,000 shares authorized as of December 31, 2017 and 2018; 279,214,103 shares issued and 270,918,702 shares outstanding as of December 31, 2017; 351,823,578 shares issued and 332,029,752 shares outstanding as of December 31, 2018	27,328	33,439
Additional paid-in capital	247,076,428	368,681,449
Retained earnings	133,273,480	171,398,185
Accumulated other comprehensive income (loss)	13,107,187	(13,232,560)
Treasury shares, at cost (4,643,150 shares as of December 31, 2017 and 2018)	(1,748,836)	(1,748,836)
Total shareholders’ equity	391,735,587	525,131,677
Non-controlling interest	2,792,480	-
Total equity	394,528,067	525,131,677
TOTAL LIABILITIES AND EQUITY	$748,781,233	$854,929,081

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2016	2017	2018
Revenues	196,219,101	323,199,694	301,599,897
Cost of revenues	(118,408,302)	(179,151,930)	(203,486,191)
Gross profit	77,810,799	144,047,764	98,113,706
Operating (expenses) income:
Selling, general and administrative expenses	(15,081,878)	(16,042,494)	(27,076,669)
Research and development expenses	(3,878,414)	(676,323)	(2,736,520)
Other operating income, net	2,285,331	3,750,147	13,177,254
Total operating expenses, net	(16,674,961)	(12,968,670)	(16,635,935)
Income from operations	61,135,838	131,079,094	81,477,771
Interest expense	(12,720,155)	(16,262,205)	(10,762,677)
Interest income	149,259	464,515	1,235,873
Exchange gain (loss)	6,553	(5,853)	1,836,160
Income before income taxes	48,571,495	115,275,551	73,787,127
Income tax expense	(7,358,089)	(17,332,226)	(11,716,545)
Net income from continuing operations	41,213,406	97,943,325	62,070,582
Income (loss) from discontinued operations, net of tax	2,710,591	(4,087,925)	(23,305,045)
Net income	43,923,997	93,855,400	38,765,537
Net income attributable to non-controlling interest	430,241	1,014,272	640,832
Net income attributable to Daqo New Energy Corp. ordinary shareholders	$43,493,756	$92,841,128	$38,124,705

NET EARNINGS (LOSS) PER ORDINARY SHARE
Continuing operations	$0.16	$0.37	$0.19
Discontinued operations	$0.01	$(0.02)	$(0.07)
Basic—ordinary shares	$0.17	$0.35	$0.12
Continuing operations	$0.15	$0.35	$0.19
Discontinued operations	$0.01	$(0.01)	$(0.07)
Diluted—ordinary shares	$0.16	$0.34	$0.12
ORDINARY SHARES USED IN CALCULATING EARNINGS (LOSS) PER ORDINARY SHARE
Basic—ordinary shares	261,742,244	265,070,961	311,715,158
Diluted—ordinary shares	264,817,755	272,926,319	325,506,335

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2016	2017	2018
Net income	$43,923,997	$93,855,400	$38,765,537
Other comprehensive (loss) income:
Foreign currency translation adjustments	(17,605,240)	21,978,054	(26,356,406)
Total other comprehensive (loss) income	(17,605,240)	21,978,054	(26,356,406)
Comprehensive income	26,318,757	115,833,454	12,409,131
Comprehensive income attributable to non-controlling interest	327,134	1,163,319	500,505
Comprehensive income attributable to Daqo New Energy Corp. ordinary shareholders	$25,991,623	$114,670,135	$11,908,626

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

	Ordinary shares		Treasury shares	Additional paid-in capital	Retained earnings (accumulated losses)	Accumulated other comprehensive (loss) income	Non-controlling interest	Total
	Number	$

Balance at January 1, 2016	260,836,578	$26,320	$(1,748,836)	$236,358,070	$(3,061,404)	$8,780,313	$1,302,027	$241,656,490

Net income	-	-	-	-	43,493,756	-	430,241	43,923,997
Other comprehensive loss	-	-	-	-	-	(17,502,133)	(103,107)	(17,605,240)
Share-based compensation	-	-	-	2,702,089	-	-	-	2,702,089
Options exercised	2,119,700	212	-	1,051,374	-	-	-	1,051,586
Balance at December 31, 2016	262,956,278	26,532	(1,748,836)	240,111,533	40,432,352	(8,721,820)	1,629,161	271,728,922

Net income	-	-	-	-	92,841,128	-	1,014,272	93,855,400
Other comprehensive income	-	-	-	-	-	21,829,007	149,047	21,978,054
Share-based compensation	-	-	-	4,200,273	-	-	-	4,200,273
Options exercised	5,596,050	560	-	2,764,858	-	-	-	2,765,418
Restricted shares vested	2,366,374	236	-	(236)	-	-	-	-
Balance at December 31, 2017	270,918,702	27,328	(1,748,836)	247,076,428	133,273,480	13,107,187	2,792,480	394,528,067

Net income	-	-	-	-	38,124,705	-	640,832	38,765,537
Other comprehensive loss	-	-	-	-	-	(26,216,079)	(140,327)	(26,356,406)
Share-based compensation	-	-	-	13,788,049	-	-	-	13,788,049
Options exercised	230,225	23	-	110,845	-	-	-	110,868
Restricted shares vested	9,271,350	927	-	(927)	-	-	-	-
Follow-on equity offering, net of issuance costs of $6,919,202	51,609,475	5,161	-	106,616,482	-	-	-	106,621,643
Acquisition of non-controlling interest	-	-	-	1,090,572	-	(123,668)	(3,292,985)	(2,326,081)
Balance at December 31, 2018	332,029,752	$33,439	$(1,748,836)	$368,681,449	$171,398,185	$(13,232,560)	$-	$525,131,677

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2016	2017	2018
Operating activities:
Net income	$43,923,997	$93,855,400	$38,765,537
Less: Income (loss) from discontinued operations, net of tax	2,710,591	(4,087,925)	(23,305,045)
Net income from continuing operations	41,213,406	97,943,325	62,070,582
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,702,089	4,200,273	13,788,049
Depreciation of property, plant and equipment	22,620,885	27,576,077	27,487,163
Loss on disposal of property plant and equipment	-	130,666	-
Deferred tax assets	445	(85,302)	(151,843)
Changes in operating assets and liabilities:
Accounts receivable	13,794,121	1,172,506	(539,597)
Notes receivable	(3,948,804)	(10,197,038)	12,022,847
Prepaid expenses and other current assets	2,895,291	496,485	(4,699,699)
Advances to suppliers	(735,105)	(62,384)	(1,914,816)
Inventories	(1,601,970)	(7,919,605)	(641,481)
Amount due from related parties	(5,897)	212	82
Prepaid land use rights	517,448	531,903	544,267
Accounts payable	3,104,177	4,038,950	(9,449,164)
Notes payable	7,860,687	199,562	(14,204,999)
Accrued expenses and other current liabilities	805,730	4,581,224	(918,399)
Income tax payable	4,420,313	7,253,601	(7,314,062)
Advances from customers	2,726,889	8,386,416	2,076,037
Amount due to related parties	(11,232,335)	1,000	8,793
Deferred government subsidies	(588,308)	(591,519)	(605,268)
Net cash provided by operating activities-continuing operations	84,549,062	137,656,352	77,558,492
Net cash provided by operating activities-discontinued operations	14,122,875	5,048,042	17,994,548
Net cash provided by operating activities	98,671,937	142,704,394	95,553,040

Investing activities:
Purchases of property, plant and equipment	(66,503,592)	(64,084,712)	(143,064,872)
Investment in an affiliate	(581,581)	(63,793)	-
Purchase of short-term investments	-	-	(37,860,000)
Repayment of short-term investments	-	-	15,144,000
Acquisition of Xinjian Daqo Investment	-	-	443,579
Net cash used in investing activities-continuing operations	(67,085,173)	(64,148,505)	(165,337,293)
Net cash (used in) provided by investing activities-discontinued operations	(975,550)	(3,752,066)	616,988
Net cash used in investing activities	(68,060,723)	(67,900,571)	(164,720,305)

Financing activities:
Proceeds from related parties loans	56,923,289	19,382,389	34,831,200
Repayment of related parties loans	(48,286,149)	(19,382,389)	(34,831,200)
Proceeds from bank borrowings	91,927,666	65,349,400	56,002,512
Repayment of bank borrowings	(98,184,680)	(96,200,000)	(59,819,936)
Proceeds from options exercised	1,051,586	2,238,854	686,596
Proceeds from follow-on equity offering	-	-	113,540,845
Insurance costs for follow-on equity offering	-	-	(6,919,202)
Net cash provided by (used in) financing activities–continuing operations	3,431,712	(28,611,746)	103,490,815
Net cash used in financing activities–discontinued operations	(33,711,235)	(8,742,573)	(16,778,925)
Net cash provided by (used in) financing activities	(30,279,523)	(37,354,319)	86,711,890
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,003,470)	3,335,715	4,909,097
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,671,779)	40,785,219	22,453,722
Cash, cash equivalents and restricted cash at the beginning of the year (includes $20,590,084, $3,723,807 and $8,952,260 of cash, cash equivalents and restricted cash in current assets associated with discontinued operations on December 31, 2015, 2016 and 2017)	33,552,724	31,880,945	72,666,164
Cash, cash equivalents and restricted cash at the end of the year (includes $3,723,807, $8,952,260 and $1,091,190 of cash, cash equivalents and restricted cash in current assets associated with discontinued operations on December 31, 2016, 2017 and 2018)	$31,880,945	$72,666,164	$95,119,886

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statements of cash flows.

		Year ended December 31,
	2016	2017	2018
Cash and cash equivalents	$15,987,478	$60,676,605	$66,401,408
Restricted cash	$15,893,467	$11,989,559	$28,718,478
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	$31,880,945	$72,666,164	$95,119,886

	Year ended December 31,
	2016	2017	2018
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	$12,350,570	$16,308,829	$10,787,862
Income taxes paid	$2,998,658	$9,526,485	$19,452,799
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payables	$61,475,715	$22,018,200	$56,153,860
Purchase of property, plant and equipment included in amounts due to related parties – short-term portion	$3,341,201	$1,825,617	$2,240,686
Payables for acquisition of Xinjiang Daqo Investment included in amounts due to related parties – long-term portion	$-	$-	$15,991,800

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Daqo New Energy Corp. (the “Company”) and its wholly owned subsidiaries, Chongqing Daqo New Energy Co., Ltd. (“Chongqing Daqo”), Xinjiang Daqo New Energy Co., Ltd. (“Xinjiang Daqo”) and Xinjiang Daqo Investment Co., Ltd. (“Xinjiang Daqo Investment”) are collectively referred to as the Group.

The Company was incorporated on November 22, 2007 in the Cayman Islands. Chongqing Daqo and Xinjiang Daqo were incorporated by the Company on January 14, 2008 and February 22, 2011, respectively, in the Peoples’ Republic of China (“PRC”). Xinjiang Daqo Investment was incorporated by Daqo Group Co, Ltd. (“Daqo Group”), the Company's ultimate parent company, on March 10, 2011. Xinjiang Daqo Investment was acquired by Xinjiang Daqo in December 2018 and therefore became the Group's wholly-owned subsidiary.

Prior to September 7, 2018, the Group manufactured and sold polysilicon and wafers through Xinjiang Daqo and Chongqing Daqo. In September 2018, the Group made a strategic decision to discontinue its solar wafer manufacturing operations in its Chongqing business subsidiary. The operational results of the Chongqing business have been excluded from the Groups financial results from continuing operations and have been separately presented under discontinued operations. Retrospective adjustments to the historical statements have also been made to provide a consistent basis of comparison for the financial results (see Note 3). Unless otherwise indicated, amounts provided in the Notes pertain to continuing operations only.

In August 2015, Xinjiang Daqo issued stock representing 1% equity interest to Xinjiang Daqo Investment for total cash proceeds of $2.5 million, which was based on the fair value of Xinjiang Daqo. Xinjiang Daqo Investment's equity interests in Xinjiang Daqo was presented as a non-controlling interest in the Group’s consolidated financial statements. On December 20, 2018, Xinjiang Daqo acquired 100% equity interest of Xinjiang Daqo Investment for a total cash consideration of $16.0 million. Following this acquisition, Xinjiang Daqo Investment became a subsidiary of Xinjiang Daqo and has been consolidated into the Group’s financial statements as of December 31, 2018. As a result of transaction above, the Group also acquired the non-controlling interest. (see Note 2).

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

(d) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and notes receivable.

The Group places its cash, cash equivalents and restricted cash in various financial institutions in the PRC. The Group believes that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit ratings.

Accounts receivable represent those receivables derived in the ordinary course of business. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for doubtful accounts mainly based on aging of the receivables and other factors surrounding the credit risk of specific customers. There is no allowance for doubtful accounts as of December 31, 2017 and 2018, based on the aging of the receivables and the Group’s assessment of the customers’ credit risk.

There is one customer that accounted for 10% or more of accounts receivable amounting to $682,264 and $1,087,719 as of December 31, 2017 and 2018, respectively.

From time to time, certain accounts receivable balances are settled in the form of notes receivable. As of December 31, 2017 and 2018, notes receivable represents bank acceptance drafts that are non-interest bearing and due within 6~12 months.

(e) Cash, cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash of $9,910,957 and $28,609,307 as of December 31, 2017 and 2018, respectively, are restricted bank deposits for notes issued by several banks for purchases of raw materials, plant and equipment and pledge of short-term bank borrowings, these deposits carry fixed interest rates and will be released when the related notes or debts are settled by the Group.

(f) Short-term investments

Short-term investments include wealth management products with variable interest rates or principal not-guaranteed with certain financial institutions, whereby the Group has the intent and the ability to hold to maturity within one year. The Group classifies the short-term investments as "held-to-maturity" securities and stated at amortized cost.

For investments classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with ASC 320. The other-than-temporary impairment loss is recognized in earnings equal to the excess of the investments' amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment loss in relation to its short-term investments was recorded for the year ended December 31, 2018.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

 (h) Inventories

Inventories are stated at lower of cost or net realizable value. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess inventories to the estimated net realizable value based on historical and forecasted demand. Estimated net realizable value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. The charges to inventory for the years ended December 31, 2016, 2017 and 2018 were nil, nil, and $851,008 from discontinued operations, respectively.

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

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the costs of such assets. The Group capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. Interest expense capitalized for the years ended December 31, 2016, 2017 and 2018 was $1,757,547, $47,507 and $1,203,547, respectively.

  (j) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The Group’s land use rights in the PRC are stated at cost less recognized lease expenses. Lease expense is recognized over the term of the agreement on a straight-line basis. The Group recorded lease expenses of $517,448, $531,903 and $544,267, for the years ended December 31, 2016, 2017 and 2018, respectively.

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

For the years ended December 31, 2016, 2017 and 2018, the Group recorded impairment losses for long-lived assets from discontinued operations of $198,689, $2,987,668 and $18,769,938, respectively. No impairment loss for long-lived assets was recorded from continuing operations. The impairment losses of $198,689, $2,987,668 and $11,482,905 incurred in 2016, 2017 and 2018, respectively, were related to the polysilicon assets identified as non-transferrable and/or not able to be reutilized by its Xinjiang polysilicon manufacturing or expansion projects. The impairment losses of $7,287,033 incurred in 2018 were related to the assets of discontinued wafer manufacturing operations.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

(l) Revenue recognition

As of January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. The Company has elected to apply the ASU and all related ASUs retrospectively to each prior reporting period presented. The implementation of the guidance had no impact on the measurement or recognition of revenue of prior periods, however, additional disclosures have been added in accordance with the ASU.

The Group's revenue is all derived from the sale of polysilicon from the polysilicon segment, which is the only remaining segment after the discontinuation of the wafer business in September 2018. The sale of polysilicon is all in PRC and the Group's operations is in one PRC location, Xinjiang. Revenue cannot be disaggregated to a lower level or more than one categories to provide meaningful information. See Note 18 Segment Information. The Group recognizes sale of polysilicon at a point in time following the transfer of control of the products to the customers, which occurs upon delivery according to the terms of the underlying contracts. The Group's standalone selling prices are based on the prices charged to customers for the single performance obligation which is transfer of control of polysilicon upon delivery to the customers.

Variable consideration that could affect the Group's reported revenues is sales returns, which would be recorded as a reduction of revenue. Return rights of defective products are typically contractually limited, which allows sales returns within a period ranging from 3 to 30 days upon delivery. Sales returns have been nil for each reporting period presented. No warranties, incentives, or rebates arrangements has been offered to customers.

For majority of the sales arrangements, the Group requires payments prior to shipments. For customers with trade credit granted on a short-term basis within 30 days, the Group records accounts receivable at the invoiced amount, net of an estimated allowance for doubtful accounts. As of December 31, 2017 and 2018, accounts receivable totaled $700,558 and $1,180,598, respectively. The Group did not record any allowance for doubtful accounts as of December 31, 2017 and 2018. Advances from customers are to secure their polysilicon supply, which are applied against future purchases. Contract liabilities represent our obligations to transfer polysilicon for which we have received considerations from customers. The Group refers to contract liabilities as “advances from customers” on the consolidated financial statements and the related disclosures. The balance in the short-term and long-term advances from customers was $16.4 million and $17.5 million as of December 31, 2017 and 2018, respectively. Revenue recognized from the beginning advances from customers balance as of January 1, 2017 and January 1, 2018 was $7.2 million and $16.4 million, respectively.

Practical Expedients and Exemptions

We apply the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, we have elected the portfolio approach in applying the new revenue guidance.

Our revenue contracts provide for performance obligations that are fulfilled and transfer control to customers at point in time, involve the same pattern of transfer to the customer, and provide a right to consideration from our customers in an amount that corresponds directly with the value to the customer for the performance completed. Therefore, we recognize revenue in the amount to which we have a right to invoice.

We have made an accounting policy election to not assess whether promised products are performance obligations if they are immaterial in the context of the contract with the customer. If the revenue related to a performance obligation that includes products that are immaterial in the context of the contract is recognized before those immaterial products are transferred to the customer, then the related costs to transfer those products are accrued.

We generally expense incremental costs of obtaining a contract when incurred because the amortization period would be less than one year. These costs primarily relate to sales commissions and are recorded in selling, general and administrative expenses.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

(n) Shipping and handling

Costs to ship products to customers are recorded as selling expenses in the consolidated statements of operations. Costs to ship products to customers were $2,873,147, $4,099,716 and $4,474,956, respectively for the years ended December 31, 2016, 2017 and 2018.

(o) Research and development expenses

Research and development expenses include materials and utilities consumed in research and development activities, payroll and related costs and depreciation of property and equipment associated with the research and development activities, which are expensed when incurred. The Group's research and development activities are mainly focused on technical improvement to improve the production volume, efficiency and lower unit cost.

(p) Government subsidies

The Group receives unrestricted cash subsidies from local government agencies. The government agencies, at their discretion, determine the amount of the subsidies with reference to fixed assets and land use right payments, value-added tax and income taxes paid, bank loan interest expenses paid or electricity consumed by the Group; The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received for the years ended December 31, 2016, 2017 and 2018 were $1,675,016, $3,704,144 and $13,136,922, respectively. Government grants related to fixed assets are recorded as long term liabilities and amortized on a straight-line basis over the useful life of the associated asset as an offset to depreciation expense. The Group did not receive any government grants related to fixed assets during the years ended December 31, 2016, 2017 and 2018.

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

(r) Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of operations based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The fair value of share options is determined using the Binomial option pricing model and the fair value of restricted share units ("RSUs") is determined with reference to the fair value of the underlying shares on the grant date. The Group has made an estimate of expected forfeiture and is recognizing compensation costs only for those equity awards expected to vest. The share-based compensation expenses have been categorized as either selling, general and administrative expenses or cost of sales, depending on the job functions of the grantees. For the years ended December 31, 2016, 2017 and 2018, the Group recognized share-based compensation expense of $2,702,089, $4,200,273 and $13,788,049, respectively, which was recognized in the statements of operations as follows:

	Year ended December 31,
	2016	2017	2018
Selling, general and administrative expenses	$2,501,957	$3,679,145	$12,461,838
Cost of revenues	200,132	521,128	1,326,211
Total	$2,702,089	$4,200,273	$13,788,049

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

(s) Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing the net income attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings (loss) per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Diluted earnings per share is computed using the treasury stock method.

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

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to $66,433,887 and $81,476,636 as of December 31, 2017 and 2018, respectively.

(u) Comprehensive income (loss)

Comprehensive income (loss) is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources and included net income and foreign currency translation adjustments. As of December 31, 2016, 2017 and 2018, accumulated other comprehensive income (loss) was comprised entirely of foreign currency translation adjustments.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, notes receivable, amount due from related parties, accounts payable, other current liabilities, payables for purchase of property, plant and equipment, amounts due to related parties and bank borrowings. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

The Group’s long-term bank borrowing consists of floating rate loans. The fair value of long-term borrowings is measured using discounted cash flow technique based on current rates for comparable loans on the respective valuation date and is therefore considered a level 2 measurement. The long-term bank borrowings approximate their fair values because market interest rates have not fluctuated significantly since the commencement of loan contracts signed.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

(w) Non-controlling interest

The Group classified the ownership interest in the consolidated entity held by a party other than the Group to non-controlling interest in the consolidated financial statements. It also reported the consolidated net income at amounts that include the amounts attributable to both the parent and the non-controlling interest on the face of the Consolidated Statements of Operations. Xinjiang Daqo Investment's equity interests in Xinjiang Daqo was presented as a non-controlling interest before it was acquired by Xinjiang Daqo in December 2018. The non-controlling interest was $2,792,480 and nil as of December 31, 2017 and 2018, respectively.

(x) Investment in an affiliate

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

The Group reviews its investment in Syed Fire Safety Service to determine whether a decline in fair value below the carrying value, if any, is other-than-temporary. No impairment loss occurred during the years ended December 31, 2016, 2017 and 2018. Although assumptions used in estimates of fair value of the investment in Syed Fire Safety Service are management best estimates, such assumptions are, by nature, highly judgmental and may vary significantly from actual results.

(y) Adoption of new accounting pronouncement

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash, which clarifies guidance on the classification and presentation of restricted cash in the statement of cash flows. ASU 2016-18 becomes effective for the Group on January 1, 2018. As a result of the adoption of the ASU as of December 31, 2018, the Group has changed its presentation to combine restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. The ASU also impacts financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Entities will have to assess the realizability of such deferred tax assets in combination with the entities other deferred tax assets. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017 and for interim periods within that reporting period. The Group adopted the ASU for the year ended December 31, 2018 and has already considered the impact on its consolidated financial statements and related disclosures and the effects upon adoption are not material.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash, which clarifies guidance on the classification and presentation of restricted cash in the statement of cash flows. ASU 2016-18 becomes effective for the Group on January 1, 2018. As a result of the adoption of the ASU as of December 31, 2018, the Group has included amounts generally described as "restricted with cash and cash equivalents" when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows, and it did not have any other material impact on the Group's consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

(z) Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases. This ASU requires lessees to recognize right-of-use assets and liabilities for operating leases, initially measured at the present value of the lease payments, on the balance sheet. In addition, it requires lessees to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. The definition of a lease has been revised in regards to when an arrangement conveys the right to control the use of the identified asset under the arrangement which may result in changes to the classification of an arrangement as a lease. The ASU expands the disclosure requirements of lease arrangements. This ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provided an optional transition method to apply the new lease requirements through a cumulative-effect adjustments in the period of adoption. The Group expects to adopt the standard in the first quarter of 2019using the modified retrospective method and will not restate comparative periods, as permitted by the standard. In addition, the Group will elect the transition practical referred to as the “package of three”, that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carryforward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. As of December 31, 2018, the Group has $11,729 of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (Note 17). Therefore, the Group does not expect material changes to its consolidated financial statements.

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

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which changes certain disclosure requirements, including those related to Level 3 fair value measurements. The standard will be effective for annual reporting periods beginning after December 15, 2019. Early adoption is permitted. The Group is evaluating the impact on its consolidated financial statements upon adoption.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

3. EXIT and DISPOSAL ACTIVITIES

Relocation of polysilicon operations to Xinjiang

Starting 2013, the Group commenced a plan to expand the capacity at the Xinjiang plant and relocate significant production assets, with a carrying value of $144.7 million, from Chongqing Daqo to its Xinjiang plant. In connection with this relocation plan, the Group determined i) to cease a retooling project at its polysilicon production line located at Chongqing Daqo in the second quarter of 2013, and ii) it was more practical to relocate its machinery and equipment located at Chongqing Daqo, to Xinjiang as part of the Polysilicon Phase II&III Expansion Project plan. In November 2015, an impairment charge of $1.6 million was recognized for the assets that were not transferrable and could not be reutilized by Xinjiang expansion project.

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

In the year ended December 31, 2017, the Group relocated machinery and equipment of $0.2 million from Chongqing to its Xinjiang plant for technology improvement. In August 2017, the Board of Directors approved the Phase 3B Expansion Project for its polysilicon facilities in Xinjiang, which is expected to increase capacity from 18,000MT to 25,000 MT. By adopting additional technology improvement and debottlenecking projects, the Group may be able to further increase its capacity to 30,000 MT per annum by mid 2019. After a comprehensive analysis of the expansion projects and comparability of the remained machinery and equipment, the Group identified assets of $3.0 million that were not transferrable and could not be reutilized by Xinjiang expansion project in 2017. Accordingly, an impairment charge of $2,987,668 was recognized during the year. During the year ended December 31, 2017, an additional $0.2 million relocation cost was incurred, which was recorded in selling, general and administrative expenses.

In the year ended December 31, 2018, the Group has continuously assessed the remaining polysilicon assets with a carrying value of $11.5 million in Chongqing and performed a comprehensive analysis on the technical feasibility and cost effectiveness of the relocation plan. As the planned renovation project for the remaining assets became no longer practicable and cost effective under the current circumstance in 2018, the Group identified the remaining polysilicon assets neither transferrable nor could be utilized for future expansion or renovations projects. Accordingly, an impairment charge of $11.5 million was recognized during the year.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

Discontinued operations

In September 2018, the Group made a strategic decision to discontinue its Chongqing business subsidiary, including its solar wafer manufacturing operations, to accommodate the increasingly challenging market conditions. Accordingly, the Company recorded impairment losses of $7.3 million for the machinery and equipment related to the discontinued wafer manufacturing operations in the year ended December 31, 2018. The remaining long-lived assets located in Chongqing including property, plant and equipment of $57.8 million and prepaid land use rights of $1.7 million were considered held for sale as of December 31, 2018.

 In accordance with ASC 205 "Presentation of Financial Statements - Discontinued Operation", the Group reports a disposal, or planned disposal, of a component or a group of components as a discontinued operation if the disposal represents a strategic shift that has or will have a major effect on the Group’s operations and financial results. A strategic shift could include a disposal of a major geographical area, a major line of business or other major parts of the Group. A component may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group. The operational results of the discontinued operations are excluded from the Group's financial results from continuing operations and separately presented. Retrospective adjustments to the historical statements are made to provide a consistent basis of comparison for the financial results.

The discontinuation of the solar wafer manufacturing operations represents a strategic shift and has a major effect on the Group's result of operations. Accordingly, assets and liabilities related to the discontinued Chongqing subsidiary have been reclassified as assets and liabilities associated with discontinued operations, while results of operations and cash flows related to the Chongqing subsidiary were reported as income (loss) and cash flows from discontinued operations, including comparatives in the accompanying consolidated financial statements for all periods presented.

Assets and liabilities of the discontinued operations

	December 31,
	2017	2018
ASSETS:
Cash and cash equivalents	$6,873,659	$982,019
Restricted cash	2,078,601	109,171
Accounts receivable, net of allowance for doubtful accounts of $7,993 and nil as of December 31, 2017 and 2018	2,271,372	-
Notes receivable	6,506,648	1,524,747
Prepaid expenses and other current assets	1,492,944	23,889
Advances to suppliers	1,080,506	6,132
Inventories	3,919,834	-
Amount due from related parties	8,991,640	2,367,657
Total current assets associated with discontinued operations	$33,215,204	$5,013,615
Property, plant and equipment, net	93,662,275	-
Prepaid land use rights, net	1,812,333	-
Long-lived assets held-for-sale	-	59,523,588
Total non-current assets associated with discontinued operations	$95,474,608	$59,523,588

LIABILITIES:
Short-term bank borrowings, including current portion of long-term bank borrowings	$25,515,860	$10,176,600
Accounts payable	3,092,222	685,569
Notes payable	2,078,601	109,171
Advances from customers	313,371	-
Payables for purchases of property, plant and equipment	3,408,015	1,074,155
Accrued expenses and other current liabilities	5,312,623	1,315,848
Amount due to related parties	4,932,778	5,314,587
Total current liabilities associated with discontinued operations	$44,653,470	$18,675,930
Long-term bank borrowings	2,151,940	-
Deferred government subsidies	846,826	723,035
Total non-current liabilities associated with discontinued operations	$2,998,766	$723,035

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

Results of the discontinued operations

	Year ended December 31,
	2016	2017	2018

Revenues	$32,882,110	$29,652,458	$7,112,528
Cost of revenues	(30,264,391)	(30,227,536)	(9,782,928)
Gross profit (loss)	2,617,719	(575,078)	(2,670,400)
Operating (expenses) income:
Selling, general and administrative expenses	(1,022,179)	(1,621,977)	(2,723,335)
Research and development expenses	(123,024)	(204,658)	(608)
Long-lived assets impairment	(198,689)	(2,987,668)	(18,769,938)
Other operating income, net	3,040,004	3,019,556	1,928,362
Total operating income (expenses)	1,696,112	(1,794,747)	(19,565,519)
Income (loss) from operations	4,313,831	(2,369,825)	(22,235,919)
Interest expense	(1,848,002)	(1,743,124)	(1,074,251)
Interest income	258,737	22,716	22,794
Exchange (loss) gain	(13,975)	2,308	(17,669)
Income (loss) from discontinued operations, net of tax of nil	$2,710,591	$(4,087,925)	$(23,305,045)

All notes to the accompanying consolidated financial statements have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable.

Condensed cash flow of the discontinued operations

	Year ended December 31,
	2016	2017	2018

Net cash provided by operating activities	$14,122,875	$5,048,042	$17,994,548
Net cash (used in) provided by investing activities	(975,550)	(3,752,066)	616,988
Net cash used in financing activities	(33,711,235)	(8,742,573)	(16,778,925)

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

4. FOLLOW-ON EQUITY OFFERINGS

In 2018, the Company issued 2,064,379 America depositary shares ("ADSs"), representing 51,609,475 ordinary shares, through a follow-on equity offering. The proceeds, net of issuance cost of $6.9 million, were $106.6 million.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

5. PREPAID EXPENSE AND OTHER CURRENT ASSETS

Prepaid expense and other current assets consist of the following:

	December 31,
	2017	2018
Spare parts	$5,598,073	$5,011,781
Prepaid value added tax (“VAT”)	-	4,768,552
Prepaid insurance fee	285,650	153,751
Others	805,900	401,417
Total	$6,689,623	$10,335,501

6. INVENTORIES

Inventories consist of the following:

	December 31,
	2017	2018
Raw materials	$3,944,796	$3,821,620
Work-in-process	6,536,395	5,711,848
Finished goods	5,202,299	5,915,899
Total	$15,683,490	$15,449,367

Inventory write-down was nil for the years ended December 31, 2016, 2017 and 2018.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2017	2018
Cost
Buildings and plant	$313,210,971	$322,914,381
Machinery and equipment	237,606,822	335,808,916
Furniture, fixtures and equipment	23,035,493	25,953,939
Motor vehicles	254,630	582,375
Less: Accumulated depreciation	(109,191,519)	(131,106,712)
Property, plant and equipment, net	$464,916,397	$554,152,899
Construction in process	20,550,020	57,463,560
Total	$485,466,417	$611,616,459

Depreciation expense was $22,620,885, $27,576,077 and $27,487,163 for the years ended December 31, 2016, 2017 and 2018, respectively.

Construction in process of $57.5 million as of December 31, 2018 was mostly related to the Phase 4A expansion project.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

8. BORROWINGS

The Group’s bank borrowings consist of the following:

	December 31,
	2017	2018
Short-term bank borrowings	$43,807,350	$34,135,224
Long-term bank borrowings, current portion	29,976,908	4,070,640
Total borrowings, current	73,784,258	38,205,864
Long-term bank borrowings, non-current portion	111,436,292	133,312,370
Total	$185,220,550	$171,518,234

 Short-term bank borrowings

The Group’s short-term bank borrowings consist of the following:

	December 31,
	2017	2018
Short-term borrowings guaranteed by Daqo Group and its related parties	$43,807,350	$29,076,000
Short-term borrowings pledged by certificate of deposit	-	5,059,224
Total	$43,807,350	$34,135,224

The weighted average interest rate on the short-term bank borrowing was 5.0%, 5.1% and 5.0% in the years ended December 31, 2016, 2017 and 2018, respectively.

Long-term bank borrowings

The long-term bank borrowings, including current portion, as of December 31, 2017 and 2018 are comprised of:

	December 31,
	2017	2018
Borrowing from Shihezi Rural Cooperative Bank	$-	$17,445,600
Borrowing from Chongqing Rural Commercial Bank	141,413,200	119,937,410
Total	$141,413,200	$137,383,010

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In U.S. dollars, except share and per share data)

On June 25, 2015, Xinjiang Daqo entered into a six-year long term facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to renovation and extension project of polysilicon and has a maximum borrowing credit amounted to $96.1 million, with an interest rate of 20% above the five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Daqo Group and four affiliated companies under Daqo Group. On May 30, 2016, an amendment to this credit facility was signed between Xinjiang Daqo and Chongqing Rural Commercial Bank, under which the borrowing is guaranteed by Chongqing Daqo, Daqo Group and three affiliated companies under Daqo Group. During the year ended December 31, 2015, Xinjiang Daqo drew down the maximum borrowing credit of $96.1 million at an interest rate of 5.9%. During the year ended December 31, 2016, Xinjiang Daqo had repaid $13.1 million. During the year ended December 31, 2017, Xinjiang Daqo had repaid $18.4 million. During the year ended December 31, 2018, Xinjiang Daqo has repaid $13.7 million. The outstanding bank borrowing was $50.9 million as of December 31, 2018. Xinjiang Daqo had no facility available for future draw down as of December 31, 2018. There is no financial covenants associated with the facility.

On May 30, 2016, Xinjiang Daqo entered into a seven-year long term facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to extension project of polysilicon Phase 3A and has a maximum credit amounted to $76.8 million, with an interest rate of 20% above the five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Chongqing Daqo, Daqo Group and three affiliated companies under Daqo Group. As of December 31, 2016, Xinjiang Daqo had drawn down $54.9 million at an interest rate of 5.9%. As of December 31, 2017, Xinjiang Daqo had drawn down the remaining facility $21.9 million at an interest rate of 5.9%. During the year ended December 31, 2018. Xinjiang Daqo has repaid $7.7 million. The outstanding bank borrowing was $69.1million as of December 31, 2018. Xinjiang Daqo had no facility available for future draw down as of December 31, 2018. There is no financial covenants associated with the facility.

On November 1, 2018, Xinjiang Daqo entered into a three-year long term facility agreement with Xinjiang Shihezi Rural Cooperative Bank. Such borrowing is restricted to renovation and extension project of polysilicon and has a maximum borrowing credit amounted to $29.0 million, with an interest rate of 6.2%. Xinjiang Daqo pledged its land use rights and equipment as collaterals for this credit facility. As of December 31, 2018, Xinjiang Daqo had drawn down $17.4 million at an interest rate of 6.2% and the outstanding bank borrowing was $17.4 million as of December 31, 2018. Xinjiang Daqo had $11.6 million facility available for future draw down as of December 31, 2018. There is no financial covenants associated with the facility.

The weighted average interest rate in the years ended December 31, 2016, 2017 and 2018 for the Group’s long-term bank borrowings was 5.7%, 5.9% and 5.9%, respectively.

The principal maturities of these long-term bank borrowings as of December 31, 2018 are as follows:

Year ending December 31,	Amount
2019	$4,070,640
2020	36,345,000
2021	40,997,160
2022	29,076,000
2023	26,894,210
Total	$137,383,010

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2017	2018
Accrued payroll and welfare	$4,320,005	$6,526,287
Accrued professional fees	368,753	187,027
Other tax payables	4,203,074	364,223
Interest payable	322,962	297,776
Others	1,606,991	2,042,389
Total	$10,821,785	$9,417,702

10. ADVANCES FROM CUSTOMERS

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group's revenue recognition policy.

Advances from customers consist of the following and is analyzed as long-term and short-term portion respectively:

	December 31,
	2017	2018
Customer A	$994,196	$15,827,579
Customer B	-	1,017,427
Customer C	4,651,317	-
Customer D	2,856,363	-
Customer E	2,291,448	-
Others	5,584,200	637,934
Total	$16,377,524	$17,482,940
Less: Advances from customers – short-term portion	$16,377,524	$10,213,940
Advances from customers – long-term portion	$-	$7,269,000

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

11. FAIR VALUE MEASUREMENTS

Nonrecurring Fair Value Measurements

The following table displays assets that were measured at fair value on a non-recurring basis after initial recognition:

	Year ended December 31, 2017
Description	Carrying amount before impairment losses	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Property, plant and equipment – cannot be relocated to Xinjiang plant (Note 3)	$2,987,668	$	$	$—	$2,987,668

	Year ended December 31, 2018
Description	Carrying amount before impairment losses	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Property, plant and equipment – cannot be relocated to Xinjiang plant (Note 3)	$11,482,905	$	$	$—	$11,482,905
Machinery and equipment related to discontinued wafer manufacturing operations (Note 3)	$66,810,621	$	$	$59,523,588	$7,287,033
Total	$78,293,526			$59,523,588	$18,769,938

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

12. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During the years ended December 31, 2016, 2017 and 2018, the Group recognized expenses relating to its contribution to the government sponsored defined contribution plans of $1,948,725, $2,242,577 and $2,915,327, respectively.

(b) Statutory Reserves and Restricted Assets

Foreign invested enterprises in PRC are required under PRC laws to distribute its after-tax profits of the current year and draw 10 percent of the profits as the company's statutory common reserve. The company may stop drawing the profits if the aggregate balance of the common reserves has already accounted for over 50 percent of the company's registered capital. The common reserves shall be used for making up losses, expanding the production and business scale or increasing the registered capital of the company. As of December 31, 2016, 2017 and 2018, the Group's aggregate balance of the statutory common reserves was $21,969,950, $31,991,537 and $39,387,239 respectively.

In accordance with relevant PRC laws and regulations, the Group’s PRC subsidiaries are prohibited to make distribution of their registered capital and statutory reserves in the form of cash dividends, loans or advances and the related restricted portion amounted to $366,649,034 as of December 31, 2018.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Chongqing Daqo is a foreign invested enterprise established on January 14, 2008 located in Chongqing. In accordance with a PRC tax regulation which encourages investment in China’s southwest region, Chongqing Daqo is entitled to a preferential tax rate of 15% from its establishment through 2012. On November 19, 2012, Chongqing Daqo obtained a High and New Technology Enterprise (“HNTE”) certificate and renewed it on November 10, 2015, which is valid till 2017. During the years ended December 31, 2016 and 2017, Chongqing Daqo was entitled to a preferential tax rate of 15% because of its HNTE status. During the year ended December 31, 2018, the statutory enterprise income tax rate of 25% is applicable to Chongqing Daqo.

Xinjiang Daqo is a foreign-invested enterprise established on February 22, 2011 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. On November 25, 2014, Xinjiang Daqo obtained a HNTE certificate and renewed it on August 28, 2017, which is valid till 2019. During the years ended December 31, 2016, 2017 and 2018, Xinjiang Daqo was entitled to a preferential tax rate of 15% because of its HNTE status.

Xinjiang Daqo Investment is a foreign-invested enterprise established on March 10, 2011 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. During the year ended December 31, 2018, the statutory enterprise income tax rate of 25% is applicable to Xinjiang Daqo Investment.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2014, the Group’s PRC subsidiaries are subject to examination of the PRC tax authorities. The Company classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in the years ended December 31, 2016, 2017 and 2018, respectively.

Income tax expenses comprise:

	Year ended December 31,
	2016	2017	2018
Current tax expenses	$7,357,623	$17,417,528	$11,868,388
Deferred tax expenses (benefit)	466	(85,302)	(151,843)
Total	$7,358,089	$17,332,226	$11,716,545

The principal components of deferred income tax assets and liabilities from continuing operations are as follows:

	December 31,
	2017	2018
Deferred tax assets:
Long-lived assets impairment & depreciation	$714,068	$821,137
Total deferred tax assets	$714,068	$821,137

Deferred tax liabilities:
Difference in basis of buildings	$—	$(1,184,644)
Total deferred tax liabilities	$—	$(1,184,644)

The principal components of deferred income tax assets and liabilities from discontinued operations are as follows:

	December 31,
	2017	2018
Deferred tax assets:
Net operating loss carried forward	$21,182,813	$17,293,577
Allowance for doubtful accounts	1,998	-
Government grants related to assets	211,707	180,759
Long-lived assets impairment & depreciation	18,904,406	8,358,235
Others	1,015,525	1,229,693
Sub-total	41,316,449	27,062,264
Valuation Allowance	(41,316,449)	(27,062,264)
Total deferred tax assets	$—	$—

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

The changes of valuation allowance from discontinued operations are as follows:

	Year ended December 31,
	2016	2017	2018
Beginning balance	$42,362,849	$38,729,208	$41,316,449
Reversal	(932,833)	(24,771)	(12,515,962)
Foreign exchange effect	(2,700,808)	2,612,012	(1,738,223)
Ending Balance	$38,729,208	$41,316,449	$27,062,264

 The Group uses the asset and liability method to record related deferred tax assets and liabilities. The Group considers positive and negative evidences to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets relating to Chongqing Daqo as of December 31, 2017 and December 31, 2018 in the amount of $41,316,449 and $27,062,264, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

The effective income tax rate from continuing operation is different from the expected PRC statutory rate as a result of the following items:

	Year ended December 31,
	2016	2017	2018
PRC Enterprise Income Tax	25%	25%	25%
Preferential income tax rate of a subsidiary	(11)%	(10)%	(11)%
Additional tax deductions	(1)%	(1)%	(3)%
Different tax rate in other jurisdictions	2%	1%	5%
Tax credits	1%	0%	0%
Effective tax rate	16%	15%	16%

Xinjiang Daqo enjoys the preferential tax rate of 15%, which may be extended if the requirements of High and New Technology Enterprise are satisfied. The impact of the preferential tax rates decreased income taxes by $5.2 million, $11.3 million and $7.8 million for the years of 2016, 2017 and 2018, respectively. The benefit on net income per share was $0.02, $0.04 and $0.02 for the years of 2016, 2017 and 2018, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

14. SHARE BASED COMPENSATION

In December 2014, The Company’s shareholders adopted the 2014 share incentive plan. The Company’s shareholders have authorized the issuance of up to 21,000,000 ordinary shares underlying all options (including incentive share options, or ISOs), restricted shares and restricted share units ("RSUs") granted to a participant under the plan, or the awards.

In April 2018, The Company’s shareholders adopted the 2018 share incentive plan. The Company’s shareholders have authorized the issuance of up to 38,600,000 ordinary shares underlying all options (including incentive share options, or ISOs), restricted shares and RSUs granted to a participant under the plan, or the awards.

During the year ended December 31, 2015, the Company granted 8,134,375 share options to its officers, directors and employees at the weighted average grant date fair value of $0.59. No options were granted during the years ended December 31, 2016, 2017 and 2018.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017AND 2018

(In U.S. dollars, except share and per share data)

On September 9, 2015, the Company modified the exercise price for a total number of 12,569,166 options granted before to $0.59, in order to provide appropriate incentives to the relevant employees and executive officers of the Company. The fair value of the options under revised terms for five batches granted on January 28, 2014, January 12, 2015 and July 6, 2015 was $0.38, $0.35, $0.38, $0.37 and $0.40, respectively. The total incremental cost associated with the modification was $282,581, of which $123,322 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of $159,259 are recognized over the remaining vesting period of the modified options.

The Company utilized the Binomial option pricing model to evaluate the fair value of the stock options with reference to the closing price of the Company on the measurement dates.

The following assumptions were used in the Binomial option pricing model:

	Year Ended December 31, 2015
Options granted	Average risk-free rate of return	Exercise multiple	Volatility rate	Dividend yield	Post- vesting forfeiture rate
January 12, 2015	2.82%	1.8-3 times	93.0%	0%	5%-8%

July 6, 2015	3.20%	3 times	91.0%	0%	5%

September 9, 2015	2.94%-3.08%	1.8-3 times	91.0%-92.0%	0%	5%-8%

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

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2018 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Options outstanding on January 1, 2018	9,634,542	0.50
Granted	-	-
Forfeited	(161,724)	0.59
Expired	(2,526)	0.59
Exercised	(230,225)	0.59
Options outstanding on December 31, 2018	9,240,067	0.49	4.53	4,049,496
Options vested or expected to vest on December 31, 2018	20,043,353	0.47	4.11	9,351,312
Options exercisable on December 31, 2018	9,075,709	0.49	4.49	3,993,944

The share-based compensation expense related to stock options of approximately $2,702,089, $1,559,863 and $684,773 were recognized by the Group for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, there was $76,911 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 0.41 years.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In U.S. dollars, except share and per share data)

On February 3, 2017, the Company granted restricted share units ("RSUs") to acquire 12,653,992 ordinary shares to certain directors, executive officers and employees pursuant to the Daqo New Energy Corp. 2014 Share Incentive Plan. The RSUs will be vested quarterly in each of the next four years starting from May 6, 2017.

On June 6, 2018, the Company granted RSUs to acquire 10,984,761 ordinary shares to chief executive officer pursuant to the Daqo New Energy Corp. 2018 Share Incentive Plan, where 1/6 of the RSUs will be vested on the grant date and the remaining 5/6 of the RSUs will be vested on each of the monthly anniversary from July 6, 2018 for thirty months. In addition, on June 6, 2018, the Company granted RSUs to acquire 25,275,880 ordinary shares to certain directors, executive officers other than the chief executive officer and employees pursuant to the Daqo New Energy Corp. 2018 Share Incentive Plan, where the RSUs will be vested monthly in each of the next five years starting from June 6, 2018.

On December 21, 2018, the Company granted RSUs to acquire 8,105,000 ordinary shares to certain directors, executive officers and employees pursuant to the Daqo New Energy Corp. 2014 and 2018 Share Incentive Plan. The RSUs will be vested monthly in each of the next five years starting from January 6, 2019.

The weighted average fair value of RSUs granted during the year ended December 31, 2018 was $1.48. The Company recorded compensation expenses based on the fair value of RSUs on the grant dates over the requisite service period of award using the straight line vesting attribution method.

A summary of the non-vested RSU activity in 2018 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value
Nonvested RSUs on January 1, 2018	10,240,743	$0.98
Granted	44,365,641	1.48
Vested	(9,272,063)	1.43
Forfeited	(1,846,708)	1.07
Nonvested RSUs on December 31, 2018	43,487,613	$1.39

The share-based compensation expense related to RSUs of $13,103,276 was recognized by the Group for the years ended December 31, 2018.

As of December 31, 2018, there was $60,140,629 in total unrecognized compensation cost related to nonvested RSUs, which is expected to be recognized over a weighted-average period of 3.82 years.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

15. RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationships between the Group and related party are as follows:

Name of the related party	Relationship
Daqo Group Co., Ltd. (“Daqo Group”)	Daqo Group and the Group are controlled by same group of shareholders.
Zhenjiang Daqo Solar Co. Ltd.(“Zhenjiang Daqo”)	An affiliated company which is 100% held by Daqo Group
Daqo Solar Co. Ltd (“Daqo Solar”)	An affiliated company which is 100% held by Daqo Group
Xinjiang Daqo Investment Co., Ltd. ("Xinjiang Daqo Investment")	An affiliated company which is 100% held by Daqo Group before December 20,2018 and is 100% held by the Group since December 20,2018
Daqo New Material Co., Ltd. ("Daqo New Material")	An affiliated company which was 100% held by Daqo Group, and was consolidated by the Group as VIE on December 31, 2013
Chongqing Daqo Tailai Electric Co., Ltd. (“Chongqing Daqo Tailai”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo Transformer Systems Co., Ltd. (“Nanjing Daqo Transformer”)	An affiliated company which is 100% held by Daqo Group
Jiangsu Daqo Changjiang Electric Co., Ltd. (“Jiangsu Daqo”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo Electric Co., Ltd. (“Nanjing Daqo Electric”)	An affiliated company which is 100% held by Daqo Group
Zhenjiang Klockner-Moeller Electrical Systems Co., Ltd. (“Zhenjiang Moeller”)	An affiliated company which is 100% held by Daqo Group
Nanjing Intelligent Apparatus Co., Ltd. (“Intelligent Apparatus”)	An affiliated company which is 100% held by Daqo Group
Shanghai Sailfar Electric Technology Co., Ltd. (“Daqo Sailfar”)	An affiliated company which is 100% held by Daqo Group
Jiangsu Daqo Kai-fan Electric Co., Ltd. ( “Jiangsu Daqo Kai-fan”)	An affiliated company which is 100% held by Daqo Group
Zhenjiang Electric Equipment Co., Ltd. ( “Zhenjiang Electric”)	An affiliated company which is 100% held by Daqo Group
Jiangsu Daqo ETE Electronic Systerm Co., Ltd.(“Jiangsu Daqo ETE Electronic”)	An affiliated company which is 75% held by Daqo Group
Jiangsu Daquan Kai-fan Switchgear Co., Ltd (“Jiangsu Daquan Kai-fan Switchgear”)	An affiliated company which is 100% held by Daqo Group
Nanjing Yidian Huichuang information technology Co., Ltd (“Nanjing Yidian”)	An affiliated company which is 100% held by Daqo Group
Xinjiang Daqo Tianfu Thermoelectric Co., Ltd. ("Xinjiang Daqo Tianfu Thermoelectric")	A joint-venture which is 50% held by Xinjiang Daqo Investment
Nanjing Daqo Automation Technology Co., Ltd.("Nanjing Daqo Automation")	An affiliated company which is 100% held by Daqo Group

(2)	Related party balances:

The balances due from related parties of continuing operations mainly included the receivables from Xinjiang Daqo Tianfu Thermoelectric for investment fund as of December 31, 2018, which has been subsequently collected in January 2019. The balances due from related parties of discontinued operations mainly included the notes receivable from Zhenjiang Daqo for sales of wafer. The balances are as follows:

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

	December 31,
	2017	2018
Amounts due from related parties (continuing operations)
Xinjiang Daqo Tianfu Thermoelectric	$-	$629,495
Others	5,799	185,540
Total	$5,799	$815,035
Amounts due from related parties (discontinued operations)
Zhenjiang Daqo	$8,585,337	$1,453,800
Others	406,303	913,857
Total	$8,991,640	$2,367,657

The balances due to related parties – short-term portion of continuing operations mainly included payables to Chongqing Daqo Tailai for purchases of machines for polysilicon expansion as of December 31, 2018. The balances due to related parties – short-term portion of discontinued operations mainly included payables to Daqo New Material for rental expenses. The balances are payable on demand and are as follows:

	December 31,
	2017	2018
Amounts due to related parties – short term portion (continuing operations)
Chongqing Daqo Tailai	$494,954	$1,825,680
Others	1,342,166	434,327
Total	$1,837,120	$2,260,007
Amounts due to related parties – short term portion (discontinued operations)
Daqo New Material	$4,852,819	$5,314,587
Others	79,959	-
Total	$4,932,778	$5,314,587

The balance due to related parties – long-term portion of $16.9 million represents the consideration payables to Daqo Group for the acquisition of Xinjiang Daqo Investment as of December 31, 2018, which will be paid in two equal installments in 2020 and 2021.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(3)	Related party transactions:

The transactions with Daqo Group and its subsidiaries were as follows:

	Transaction	Year Ended December 31,
Name of Related parties	Nature	2016	2017	2018
Daqo Group	Proceeds from interest free loans	$-	$2,696,513	$25,744,800
	Repayment of interest free loans	10,974,807	2,696,513	36,648,480
	Repayment of interest bearing loans	15,059,000	15,495,451	-
	Interest charged	850,380	440,368	-
	Rental expense	27,997	37,756	38,633
Zhenjiang Daqo	Proceeds from interest free loans	-	-	10,903,680
	Sales	11,194,197	13,442,273	6,694,997
Daqo Solar	Proceeds from interest free loans	60,300,896	40,089,689	55,613,463
	Repayment of interest free loans	68,766,506	40,388,195	55,650,696
Nanjing Daqo Transformer	Purchase-Fixed assets	-	-	6,201,243
Xinjiang Daqo Investment	Proceeds from interest free loans	56,270,085	14,356,000	3,937,440
	Repayment of interest free loans	38,715,449	14,356,000	4,020,732
	Rental expense	890,168	874,858	895,192
Daqo New Material	Purchase-Fixed assets	-	7,390,693	-
	Proceeds from interest free loans	9,607,344	6,029,877	1,893,000
	Repayment of interest free loans	12,262,592	10,818,493	1,893,000
	Rental expense	993,894	976,800	499,752
Chongqing Daqo Tailai	Purchase-Fixed assets	3,534,248	715,361	8,240,830
	Income from sales of materials	-	-	15,899
	Income from disposal of fixed assets	-	-	478,565
	Proceeds from interest free loans	222,517	-	6,209,040
	Repayment of interest free loans	2,684,783	-	6,209,040
Jiangsu Daqo	Purchase-Fixed assets	-	-	1,326,634
Nanjing Daqo Electric	Purchase-Fixed assets	-	-	1,439,332
Zhenjiang Electric	Purchase-Raw material	-	-	331,353
Others subsidiaries under Daqo Group	Purchase-Fixed assets	2,120,768	80,240	296,887
	Purchase-Raw material	129,219	17,651	13,688
Total	Sales	$11,194,197	$13,442,273	$6,694,997
	Income from disposal of fixed assets	$-	$-	$478,565
	Income from sales of materials	$-	$-	$15,899
	Purchase-Fixed assets	$5,655,016	$8,186,294	$17,504,926
	Purchase-Raw material	$129,219	$17,651	$345,041
	Rental expense	$1,912,059	$1,889,414	$1,433,577
	Interest expense	$850,380	$440,368	$-
	Proceeds from related parties loans	$126,400,842	$63,172,079	$104,301,423
	Repayment of related parties loans	$148,463,137	$83,754,652	$104,421,948

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2016 AND 2017

(In U.S. dollars, except share and per share data)

16. EARNINGS PER SHARE

The calculation of earnings (loss) per share is as follows:

	Year ended December 31,
	2016	2017	2018
Numerator used in basic and diluted earnings per share:
Net income attributable to Daqo New Energy Corp. ordinary shareholders from continuing operations	$40,783,165	$96,929,053	$61,429,750
Income (loss) from discontinued operations, net of tax	2,710,591	(4,087,925)	(23,305,045)
Net income attributable to Daqo New Energy Corp. ordinary shareholders—basic and diluted	$43,493,756	$92,841,128	$38,124,705
Denominator used in basic and diluted earnings per share:
Weighted average number of ordinary shares outstanding used in computing earnings per share-basic	261,742,244	265,070,961	311,715,158
Plus: Dilutive effects of share options	3,075,511	6,020,839	6,346,349
Dilutive effects of RSUs	-	1,834,519	7,444,828
Weighted average number of ordinary shares outstanding used in computing earnings per share—diluted	264,817,755	272,926,319	325,506,335

Basic earnings per share-continuing operations	$0.16	$0.37	$0.19
Basic earnings (loss) per share-discontinued operations	$0.01	$(0.02)	$(0.07)
NET INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Basic	$0.17	$0.35	$0.12

Diluted earnings per share-continuing operations	$0.15	$0.35	$0.19
Diluted earnings (loss) per share-discontinued operations	$0.01	$(0.01)	$(0.07)
NET INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Diluted	$0.16	$0.34	$0.12

Outstanding employee options totaling of 10,899,141 and 263,900 were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive for the years ended December 31, 2016 and 2017, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2018, commitments outstanding for the purchases of property, plant and equipment approximated $222.7 million, which will be due subsequent to receipt of the purchases.

Lease commitments

The operating lease commitments as of December 31, 2018 were principally for the office rental from Daqo Group. The lease expense was $31,076, $37,756 and $38,633 for the years ended December 31, 2016, 2017 and 2018, respectively.

Future minimum lease payments are as follows:

Year ending December 31, 2019	$11,279

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

18. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Following the further expansion of module business and entering into the wafer business in 2011, the Group operated and viewed its performance in three segments. However, the module business was disposed in September 2012 and the wafer business was discontinued in September 2018. Therefore, only one segment - Polysilicon remained as of December 31, 2018. All of its revenues are derived in the PRC. The Group’s long-lived assets and operations are all located in the PRC and no geographical information is presented.

The following customers individually accounted for 10% or more of revenues:

	Year ended December 31,
	2016	2017	2018
Customer A	*	$39,219,089	$115,411,965
Customer B	$47,696,332	$43,258,204	$57,858,670
Customer C	*	$39,099,677	*

*	Represents less than 10%

Total sales to the Group’s largest customers whose sales constitute over 10% of revenue accounted for approximately 24%, 38% and 57% of revenues for the years ended December 31, 2016, 2017 and 2018, respectively. The Group is substantially dependent upon the continued participation of these customers in order to maintain its total revenues. Significantly reduction in the Group’s dependence on these customers is likely to take time and there can be no assurance that the Group will succeed in reducing such dependence.

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEET

DECEMBER 31, 2017 AND 2018

(In U.S. dollars, except share and per share data)

	December 31,
	2017	2018
ASSETS
Current assets:
Cash and cash equivalents	$4,536,809	$1,487,517
Prepaid expenses and other current assets	700,064	186,641
Total current assets	5,236,873	1,674,158
Investments in subsidiaries	386,872,629	523,650,516
TOTAL ASSETS	$392,109,502	$525,324,674

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$373,915	$192,997
Total current liabilities	373,915	192,997
Equity:
Ordinary shares ($0.0001 par value 500,000,000 shares authorized as of December 31, 2017 and 2018; 279,214,103 shares issued and 270,918,702 shares outstanding as of December 31, 2017; 351,823,578 shares issued and 332,029,752 shares outstanding as of December 31, 2018)	27,328	33,439
Additional paid-in capital	247,076,428	368,681,449
Retained earnings	133,273,480	171,398,185
Accumulated other comprehensive income (loss)	13,107,187	(13,232,560)
Treasury shares, at cost (4,643,150 shares as of December 31, 2017 and 2018)	(1,748,836)	(1,748,836)
Total shareholders’ equity	391,735,587	525,131,677
TOTAL LIABILITIES AND EQUITY	$392,109,502	$525,324,674

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars)

	Year ended December 31,
	2016	2017	2018
Operating expenses:
General and administrative	$(3,175,482)	$(4,987,820)	$(14,513,869)
Total operating expenses	(3,175,482)	(4,987,820)	(14,513,869)
Loss from operations	(3,175,482)	(4,987,820)	(14,513,869)
Interest income	-	-	289,773
Net loss before share of results of subsidiaries	(3,175,482)	(4,987,820)	(14,224,096)
Equity in earnings of subsidiaries	46,669,238	97,828,948	52,348,801
Net income attributable to Daqo New Energy Corp. ordinary shareholders	$43,493,756	$92,841,128	$38,124,705

Other comprehensive (loss) income:
Foreign currency translation adjustments	(17,502,133)	21,829,007	(26,216,079)
Total other comprehensive (loss) income:	(17,502,133)	21,829,007	(26,216,079)
Comprehensive income	$25,991,623	$114,670,135	$11,908,626

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CHANGES IN EQUITY

FOR YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars, except share and per share data)

	Ordinary shares		Treasury shares	Additional paid-in capital	Retained earnings (accumulated losses)	Accumulated Other Comprehensive income (loss)	Total
	Number	$
Balance at January 1, 2016	260,836,578	$26,320	$(1,748,836)	$236,358,070	$(3,061,404)	$8,780,313	$240,354,463

Net income	-	-	-	-	43,493,756	-	43,493,756
Other comprehensive loss	-	-	-	-	-	(17,502,133)	(17,502,133)
Share-based compensation	-	-	-	2,702,089	-	-	2,702,089
Options exercised	2,119,700	212	-	1,051,374	-	-	1,051,586
Balance at December 31, 2016	262,956,278	26,532	(1,748,836)	240,111,533	40,432,352	(8,721,820)	270,099,761

Net income	-	-	-	-	92,841,128	-	92,841,128
Other comprehensive income	-	-	-	-	-	21,829,007	21,829,007
Share-based compensation	-	-	-	4,200,273	-	-	4,200,273
Options exercised	5,596,050	560	-	2,764,858	-	-	2,765,418
Restricted shares vested	2,366,374	236	-	(236)	-	-	-
Balance at December 31, 2017	270,918,702	27,328	(1,748,836)	247,076,428	133,273,480	13,107,187	391,735,587

Net income	-	-	-	-	38,124,705	-	38,124,705
Other comprehensive loss	-	-	-	-	-	(26,216,079)	(26,216,079)
Share-based compensation	-	-	-	13,788,049	-	-	13,788,049
Options exercised	230,225	23	-	110,845	-	-	110,868
Restricted shares vested	9,271,350	927	-	(927)	-	-	-
Follow-on equity offering, net of issuance costs of $6,919,202	51,609,475	5,161	-	106,616,482	-	-	106,621,643
Acquisition of non-controlling interest	-	-	-	1,090,572	-	(123,668)	966,904
Balance at December 31, 2018	332,029,752	$33,439	$(1,748,836)	$368,681,449	$171,398,185	$(13,232,560)	$525,131,677

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars)

	Year ended December 31,
	2016	2017	2018
OPERATING ACTIVITIES
Net income	$43,493,756	$92,841,128	$38,124,705
Equity in earnings of subsidiaries	(46,669,238)	(97,828,948)	(52,348,801)
Share-based compensation	2,702,089	4,200,273	13,788,049
Adjustments to reconcile net income to net cash used in operating activities:
Prepaid expenses and other current assets	(29,976)	50,059	(62,305)
Accrued expense and other current liabilities	(58,806)	91,941	(80,418)
Income tax payable	(108,992)	-	-
Net cash used in operating activities	(671,167)	(645,547)	(578,770)

INVESTING ACTIVITIES
Capital contributed to subsidiaries	-	-	(109,778,761)
Net cash used in investing activities	-	-	(109,778,761)

FINANCING ACTIVITIES
Proceeds from follow-on equity offering	-	-	113,540,845
Insurance cost for follow-on equity offering	-	-	(6,919,202)
Proceeds from options exercised	1,051,586	2,238,854	686,596
Net cash provided by financing activities	1,051,586	2,238,854	107,308,239
NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	380,419	1,593,307	(3,049,292)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	2,563,083	2,943,502	4,536,809
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$2,943,502	$4,536,809	$1,487,517

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

Notes to Financial Information of Parent Company

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of Daqo New Energy Corp. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Group. No dividend was paid by the Company's subsidiaries to their parent company in 2018.

4.	As of December 31, 2018, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

*    *    *    *    *    *

