Form 20-F
period 2019-12-31
DAQO NEW ENERGY CORP.
filed 2020-04-24
CIK 1477641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from __________ to ___________

Commission file number: 001-34602

DAQO NEW ENERGY CORP.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 29D, Huadu Mansion, 838 Zhangyang Road, Shanghai, 200122

The People’s Republic of China

(Address of principal executive offices)

Ming Yang, Chief Financial Officer

Tel: +86-21 5075-2918

mingyang@daqo.com

Unit 29D, Huadu Mansion, 838 Zhangyang Road, Shanghai, 200122The People’s Republic of China

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
American depositary shares, each representing 25 ordinary shares Ordinary shares, par value US$0.0001 per share*	DQ	New York Stock Exchange

*          Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class the period covered by the annual report 347,419,152 ordinary shares, par value US$0.0001 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

Except where the context otherwise requires:

•	“we,” “us,” “our company,” “our” or “Daqo Cayman” refers to Daqo New Energy Corp., its subsidiaries and, until December 30, 2013, its consolidated variable interest entity;

•	“ADSs” refers to our American depositary shares, each of which represents 25 ordinary shares. On December 21, 2012, we effected a change of the ADS to ordinary share ratio from one ADS representing five ordinary shares to one ADS representing 25 ordinary shares. The ratio change had the same effect as a 1-for-5 reverse ADS split;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“PV” means photovoltaic;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“$,” “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and

•	“EUR” or “Euro” refers to the legal currency of the European Union.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

The following selected consolidated statements of operations data for our company for the years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2015 and 2016 and our consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements, which are not included in this annual report. In September 2018, we discontinued our wafer manufacturing operations in Chongqing. Accordingly, we have reclassified the assets, liabilities, net income (loss), earnings (loss) per ordinary share and cash flows of the discontinued operations in the financial statements as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019. During the year ended December 31, 2019, we were planning to rent out the idle building and land use rights of wafer facility in the next five years and then sell them when appropriate. Considering the subsequent substantial changes of the plan, these building and land use rights have been reclassified into continued operations as held and used. Certain accounts and balances in the consolidated financial statements for all periods presented have been retrospectively adjusted to reflect the effect of the discontinued operations.

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

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of US$, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues	146,849	196,219	323,200	301,600	349,991
Cost of revenues (1)	(108,129)	(118,408)	(179,152)	(203,486)	(269,887)
Gross profit	38,720	77,811	144,048	98,114	80,104
Total operating expenses (1)	(9,135)	(16,946)	(13,236)	(16,910)	(32,619)
Income from operation	29,585	60,865	130,812	81,204	47,485
Income before income taxes	20,191	48,300	115,008	73,513	37,886
Income tax expense	(1,138)	(7,358)	(17,332)	(11,717)	(9,623)
Net income from continuing operations	19,053	40,942	97,676	61,796	28,263
(Loss) income from discontinued operations, net of tax	(6,006)	2,982	(3,821)	(23,030)	1,261
Net income	13,047	43,924	93,855	38,766	29,524
Net income attributable to non-controlling interest	91	430	1,014	641	(1)
Net income attributable to Daqo New Energy shareholders	12,956	43,494	92,841	38,125	29,525
Earnings per ADS (2)
Continuing operations	1.84	3.87	9.12	4.91	2.08
Discontinued operations	(0.58)	0.28	(0.36)	(1.85)	0.09
Basic	1.26	4.15	8.76	3.06	2.17
Continuing operations	1.81	3.83	8.85	4.70	2.02
Discontinued operations	(0.57)	0.28	(0.35)	(1.77)	0.09
Diluted	1.24	4.11	8.50	2.93	2.11
Ordinary shares used to calculating earnings per ordinary share
Basic – ordinary shares	258,015,851	261,742,244	265,070,961	311,715,158	339,571,054
Diluted – diluted shares	261,411,933	264,817,755	272,926,319	325,506,335	349,961,558

Notes:

(1)	Includes share-based compensation expenses in the amount of $3.7 million, $2.7 million, $4.2 million, $13.8 million and $17.9 million for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

(2)	One (1) ADS for twenty-five (25) ordinary shares.

	Year Ended December 31,
	2015	2016	2017	2018	2019
Other Financial and Operating Data:

Polysilicon production volume (in MT)	9,771	13,068	20,200	23,351	41,556
Polysilicon sales volume (in MT)(1)	8,234	10,883	17,950	22,521	38,109
Unit cost of polysilicon sold (in $/kg)(2)	11.23	9.38	8.84	8.71	7.06

Notes:

(1)	The polysilicon sales volume here only refers to external sales. Internal sales to our in-house wafer facilities were 1,316 MT, 1,968 MT,1,944 MT, 459 MT and nil in 2015, 2016, 2017, 2018 and 2019, respectively. We discontinued our wafer manufacturing operations in September 2018.

(2)	The unit cost here refers to the polysilicon made in Xinjiang facilities.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	As of December 31,
	2015	2016	2017	2018	2019
	(in thousands of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	10,183	13,819	53,803	65,419	51,840
Restricted cash	2,780	14,338	9,911	28,609	62,609
Total current assets	88,777	73,303	142,364	160,069	174,328
Property, plant and equipment, net	436,749	467,600	491,366	616,975	995,027
Total assets	660,851	656,709	748,783	854,929	1,201,356
Short-term bank borrowings, including current portion of long-term borrowings	105,462	91,581	73,784	38,206	128,612
Total current liabilities	275,394	249,750	216,513	149,854	445,148
Long-term bank borrowings	118,548	111,949	111,436	133,312	151,518
Total liabilities	419,195	384,979	354,255	329,797	634,198
Total shareholders’ equity	240,354	270,101	391,736	525,132	566,642
Non-controlling interest	1,302	1,629	2,792	—	516
Total equity	241,656	271,730	394,528	525,132	567,158
Total liabilities and equity	660,851	656,709	748,783	854,929	1,201,356

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our polysilicon sales prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and continue to expand capacities in order to achieve economies of scale. However, the slow and uneven economic recovery from the global financial crisis as well as the significant decrease in global petroleum prices since their peak in mid-2008 reduced or delayed the general demand for photovoltaic products. In late 2008 and 2009, newly available polysilicon supply and slowed global photovoltaic market growth resulted in an excess supply of polysilicon, which led to a significant decline in polysilicon prices. Although global photovoltaic demand recovered substantially from the second half of 2010 through the first half of 2011, the market price for polysilicon experienced another significant decline in the second half of 2011 due to excess supply and decreasing demand. In 2012, the market price for polysilicon continued to decline. In 2013, global demand for polysilicon began to increase, and such trend continued into 2015. Nevertheless, the average selling price of polysilicon in China was under pressure since the fourth quarter of 2014 and through the whole year of 2015 due to rising polysilicon supply both from overseas and domestic polysilicon manufacturers. In the first half of 2016, average selling prices of polysilicon were relatively strong due to rush orders placed before China’s solar PV feed-in tariff adjustment went effective at the end of June 2016. In the second half of 2016, average selling prices of polysilicon declined due to decreasing demand. In 2017, the solar PV demand in China grew significantly to approximately 55 GW, and thus the average selling prices of polysilicon were relatively strong during the year. In 2018, polysilicon supply capacities increased in the second half of the year, which caused the average selling prices of polysilicon to decline again. In 2019, polysilicon supply capacities continued to increase significantly, while the growth of overall global solar PV demand was relatively weak and could not cover the additional supply. Thus, the average selling prices of polysilicon continued its declining trend. We expect the overall solar PV demand will increase in 2020 and the additional supply in polysilicon will be much less as compared to 2019. However, if the imbalance between polysilicon supply and demand continues to exist, it could cause polysilicon prices to continue to decline and thus materially and adversely affect our profitability.

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

We had net income of $93.9 million, $38.8 million and $29.5 million in 2017, 2018 and 2019, respectively, as a result of our expanded capacities, growing sales volume and our continuous cost reduction efforts in our operations. In September 2018, we made a strategic decision to discontinue our wafer manufacturing operations in response to the increasingly challenging market conditions. Although we generated a profit in fiscal years 2017, 2018 and 2019, we may not be able to sustain profitability and our cash flows may become negative in the future. Please see “— Our revenues and results of operations have fluctuated and are likely to fluctuate in the future” below.

We had a significant working capital deficit as of December 31, 2019. Daqo Group and certain of our shareholders have provided financial support to us to meet certain of our working capital requirements and obligations as they become due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, we will face the risk of not being able to continue as a going concern.

As of December 31, 2019, we had a working capital deficit (being our total consolidated current liabilities less our total consolidated current assets) of $270.8 million, primarily due to an increase in our loans and notes payable to support the construction of our phase 4A expansion project and an increase in payables for purchase of property, plant and equipment as we completed the construction of our phase 4A expansion project. In addition, we have made and may continue to make significant capital expenditures on our expansion projects at our Xinjiang polysilicon facilities.

Our continuation as a going concern is dependent upon financial support from Daqo Group and certain of our shareholders and our ability to continue to obtain other sources of financing. Daqo Group and certain of our shareholders have provided financial support to us to meet certain of our working capital requirements and obligations as they become due. On February 25, 2020, we obtained a letter of financial support from Daqo Group and certain of our other shareholders in which they have committed to provide us with sufficient funding to support our operations during the twelve months ending April 30, 2021, and we are not required to repay such amounts before May 1, 2021. Further, the letter of financial support provides that Daqo Group will not require us to repay before May 1, 2021 the amounts that we owed Daqo Group and its subsidiary Daqo New Material as of December 31, 2019. In addition, Daqo Group and certain of our shareholders will provide us with funding to support us to repay all the financial obligations already committed related to the expansion project at our Xinjiang facilities, and we are not required to repay such amounts before May 1, 2021. Meanwhile, we have committed to Daqo Group and certain of our shareholders that we will immediately suspend our expansion project if we do not have sufficient financial resources to continue the project after we repay all other financial obligations. We can provide no assurances that Daqo Group and our relevant shareholders will honor their undertakings under the letter of financial support. If Daqo Group or our relevant shareholders were to be unable to honor their undertakings under the letter of financial support or if the industry reverses its current upward trend in demand, we will face significant pressure on our working capital and the risk of not being able to continue as a going concern.

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

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power still exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, China has announced several reductions in solar feed-in tariffs (“FITs”) since the release of the “Notice on Leveraging the Price for the Development of the Solar Energy Industry” in 2013. A recent reduction in solar FITs was announced in May 2018 for solar power projects approved after May 31, 2018. The new FIT for solar power projects in Zone 1, 2 and 3 was reduced by RMB0.05 per kWh, to RMB0.5 per kWh, RMB0.6 per kWh and RMB0.7 per kWh, respectively. In 2019, China adopted a new method of bidding process to allocate subsidies for most of the domestic solar PV installations. A similar policy is applied in 2020. In 2016, global solar PV installations continued its growing trend and reached approximately 73 GW. In 2017, global solar PV installations grew significantly to approximately 100 GW. However, the growth rate of global PV installations slowed down in 2018 with approximately 110 GW newly installed in the year. In 2019, China domestic demand was negatively impacted by a long-delayed announcement of subsidy policy. However, demand from overseas markets remained robust. Global solar PV installations were approximately 115 GW to 120 GW in 2019. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the photovoltaic industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

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

Although we were profitable in 2011, we experienced significant decreases in revenue and incurred substantial net losses in 2012 and 2013. We had positive net income from 2014 to 2019. However, our limited operating history makes the prediction of future results of operations difficult, and therefore, it is unclear if we could sustain revenue growth or profitability in the future. Our business model, technology and ability to achieve satisfactory manufacturing yields for polysilicon at higher volumes are unproven. Compared to companies with a long and well-established operating history and companies operating in less volatile sectors, our results of operations are more susceptible to the impact of adverse operating environment and supply and demand risks.

Our revenues and results of operations have fluctuated and are likely to fluctuate in the future.

Fluctuations of our revenues and results of operations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others, fluctuation in the global average selling prices of photovoltaic products, fluctuation in the volume of our products shipped, changes in end-user demand for the photovoltaic products manufactured and sold by us or our customers, the gain or loss of significant customers, the availability of governmental subsidies or financial support and changes in our electricity, natural gas, raw material or labor costs. Although our revenue has improved since 2013 and we have regained profitability from 2014 to 2019, our revenues and results of operations may worsen again if one or more of these factors become unfavorable to our business. While we generally have long-term sales contracts of photovoltaic products with our customers and some of these contracts provide for prepayment by the customers, we cannot assure you that the customers will place orders in accordance with the contracts. The customers’ purchases from us depend on, among others, the market supply and demand situation, supply chain developments, the customers’ inventories at hand, market prices, and general economic and market conditions.

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

We have relied in the past and expect in the next 12 months to continue to rely mainly on operating cash flows, renewal and roll-over of our bank credit facilities, and financial support from Daqo Group and certain of our shareholders to finance our working capital, capital expenditures requirements and other commitments. The photovoltaic markets remain competitive, and payment collection in the solar photovoltaic industry remains challenging. Any delay or failure in collecting amounts owed from customers will adversely affect our company’s cash flow situation. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. We expect to incur additional debt in the future. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

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

The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. We may face significant challenges relating to high quality polysilicon production in the future. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials or tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon to be rejected by our customers, which would materially and adversely affect our profitability. As a result of our continuous efforts to improve polysilicon production quality, approximately 83% of our polysilicon was sold to mono-wafer applications in 2019, which require higher quality as compared to multi-wafer applications. We expect to increase this portion to approximately 90% in 2020. We cannot assure you that we can continue to maintain the current level of high quality polysilicon production or achieve the expected increases in the portion of production suitable for selling to mono-wafer applications in 2020.

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

Although the vast majority of the polysilicon produced in the world utilizes the chemical vapor deposition process, or the “modified Siemens process,” several alternative production processes have been developed that may have significantly lower production costs. Compared with other polysilicon production processes, a disadvantage of the modified Siemens process is the large amount of electricity required. For example, REC, GCL and SMP used to operate or currently operate facilities that use the “fluidized bed reactor” method for producing polysilicon using saline (SiH4) as feed-in gas. Other polysilicon manufacturers are establishing facilities using upgraded metallurgical grade silicon process to produce solar-grade polysilicon. Moreover, some polysilicon manufacturers who are using “modified Siemens process” have adopted newer technologies such as Hydrochlorination, which could enable them to produce polysilicon in a more cost effective way compared to the traditional “modified Siemens process.”

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

We finished construction of our Phase 2A polysilicon facilities in Shihezi, Xinjiang Uyghur Autonomous Region in September 2012 and successfully reached our targets in terms of capacity and cost structure by the end of the first quarter of 2013. The construction and installation of our Phase 2B expansion project was completed during the second quarter of 2015 and achieved full production capacity in the third quarter of 2015, which increased our polysilicon annual capacity from 6,150 MT to 12,150 MT. In January 2015, our Board of Directors approved our Phase 3A expansion project in Xinjiang. We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our Board of Directors approved our Phase 3B expansion project in Xinjiang. As of the end of 2017, we have already started initial construction works for Phase 3B Project. By October 2018, we completed the construction and installation of Phase 3B and began pilot production. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and began pilot production in September 2019. We ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. Although the Xinjiang location provides many strategic advantages, including lower electricity costs, we face a number of uncertainties in relation with our future commercial production and expansion project in Xinjiang.

As part of the expansion project, we have relocated existing machinery and equipment in our facilities in Chongqing, with total book value of $43.1 million as of December 31, 2019, to our Xinjiang facilities. In 2017, 2018 and 2019, we incurred an impairment charge of $3.0 million, $11.5 million and nil, respectively, attributable to certain identified assets remaining in Chongqing that were not transferrable and could not be reutilized in our Xinjiang manufacturing or expansion projects. In September 2018, we decided to discontinue our wafer manufacturing operations in Chongqing in response to the increasingly challenging market conditions. As a result, we incurred an impairment charge of $7.3 million in 2018 and nil in 2019 related to our discontinued wafer operations in Chongqing.

In addition, there are many risks associated with our future production in Xinjiang, any of which could cause significant disruption to production, including:

•	being unable to construct and complete our expansion plan as scheduled;

•	being unable to fully ramp-up the newly added capacity or achieve our targets for cost and quality;

•	uncertainties in the stability in supply and price of electricity for our manufacturing facilities;

•	extremely cold temperatures;

•	lack of workers in Xinjiang experienced with polysilicon manufacturing;

•	difficulties in timely transporting products to our customers, most of whom are located in other areas of China that are a significant distance from Xinjiang; and

•	political or social unrest.

One or more of these factors could harm our Xinjiang operations and consequently, could adversely affect our overall operating results.

Furthermore, under the letter of financial support we obtained from Daqo Group and certain of our shareholders on February 25, 2020, we are required to immediately suspend the expansion project at our Xinjiang facilities if we do not have sufficient financial resources to continue the project after we repay all other financial obligations as they become due. See “—We had a significant working capital deficit as of December 31, 2019. Daqo Group and certain of our shareholders have provided financial support to us to meet certain of our working capital requirements and obligations as they become due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, our financial condition, results of operations and business prospects may be materially and adversely affected.” above.

If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.

Since 2013, we have experienced a period of growth and expansion in terms of production capacity and sales volume. We achieved a nameplate capacity of 6,150 MT in the first quarter of 2014 and further ramped up our nameplate capacity to 12,150 MT in the third quarter of 2015. Our polysilicon production for 2016 reached a record high of 13,068 MT, which surpassed our nameplate capacity of 12,150 MT per annum. In 2017, 2018 and 2019, we sold 17,950 MT, 22,521 MT and 38,109 MT, respectively, of polysilicon (excluding internal sales to our in-house wafer facilities; we discontinued our wafer manufacturing operations in September 2018). We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production of the Phase 3A project in the first quarter of 2017 and have achieved full production capacity. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and begin pilot production in the September 2019 and ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000MT. To accommodate our continued expansion, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management efforts and skill and significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results. Moreover, even if we do expand our polysilicon manufacturing capacity as planned, we may be unable to generate sufficient customer demand for our photovoltaic products to support our increased production levels or successfully integrate our polysilicon business to achieve operational efficiency, which could adversely affect our business and results of operations.

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

Our future success depends on our ability to significantly increase both polysilicon production capacity and output. If we fail to do so, we may not be able to benefit from economies of scale to reduce our costs per kilogram of polysilicon, to maintain our competitive position or to improve our profitability. Our ability to establish additional production capacity and increase output is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds to purchase additional production equipment or to build additional manufacturing facilities, which we may not be able to obtain on commercially viable terms or at all;

•	cost overruns and delays as a result of a number of factors, many of which are beyond our control, such as increases in the price of electricity or problems with equipment delivery;

•	delays or denial of required approvals by relevant government authorities;

•	failure to obtain production inputs in sufficient quantities or at acceptable cost;

•	significant diversion of management’s attention and other resources; and

•	failure to execute our expansion plan effectively

We operate in an increasingly competitive market, and we may not be able to compete successfully with competitors who have greater resources than us.

The photovoltaic market is expected to become increasingly competitive. Our competitors include international polysilicon manufacturers, such as Wacker, OCI, Hemlock, REC and Chinese domestic polysilicon manufacturers, such as GCL-Poly, Xinte Energy Co., Ltd., Yongxiang Co., Ltd., Asia Silicon Co., Ltd. Xinjiang East Hope New Energy Ltd. and China Silicon Corporation. There are also likely new entrants into the polysilicon manufacturing market in China, such as the joint venture formed by REC and Shanxi Youser. In addition, some solar cell and module manufacturers, including some of our existing and potential customers may have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales or even reduce our sales to our existing customers. Many of our competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. We also expect that there may be additional polysilicon supply capacities from our competitors in 2020, which will be much less as compared to 2019. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of polysilicon than we can. Failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

We depend on a limited number of customers and sales contracts for a significant portion of our revenues, and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in our revenues.

In 2017, 2018 and 2019, our top three customers in aggregate accounted for approximately 37.6%, 64.2% and 81.6% of our total revenues from continuing operations, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. As a result of our customer concentration, our financial performance may fluctuate significantly from period to period based, among others, on exogenous circumstances related to our clients. In addition, any one of the following events may cause materially adverse effect to our cash flows, revenues and results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	loss of one or more of our significant customers and failure to identify additional or replacement customers;

•	failure of any of our significant customers to make timely payment for our products; or

•	the customers becoming insolvent or having difficulties meeting their financial obligations to us for any reason..

Polysilicon production is energy-intensive, and if our energy costs rise or if our electricity and other utility supplies are disrupted, our results of operations will be materially and adversely affected.

The polysilicon production process, particularly the modified Siemens process that we use, is highly dependent on a constant supply of electricity and other utilities, such as steam, natural gas and water, to maintain the optimal conditions for polysilicon production. If electricity or other utility supplies are not maintained at the desired level, we may experience significant delays in the production of polysilicon. In the past, there have been shortages in electricity supply in various regions across China, especially during peak seasons, such as in the summer. Uncommonly cold weather in China in the past, such as in the winter of 2010, has also resulted in a surge in natural gas demand, which in turn caused severe gas shortages in many regions. The local governmental authorities in the worst-hit areas have at times taken measures to reduce or restrict the amount of natural gas supplied to non-residential users. We primarily use natural gas for our in-house steam production and steam is critical for our manufacturing process. Although the natural gas shortage in 2019 did not directly affect our operations, if shortages become more severe in the future, our natural gas supply may be reduced or suspended, which would significantly disrupt our manufacturing process. In addition to shortages, we are subject to potential risks of interruptions in energy supply due to power outages, equipment failure, weather conditions or other causes which could force us to cease production for a prolonged period of time. In the event that electricity or other utility supplies to our manufacturing facilities are disrupted, our business, results of operations and financial condition could be materially and adversely affected. Even if we have access to sufficient sources of electricity and other utilities, any significant increase in the costs of utilities could adversely affect our profitability, as we consume substantial amounts of electricity and other utilities in our manufacturing process. If electricity and other utility costs were to rise, our results of operations could be materially and adversely affected.

Our current indebtedness could adversely affect our business, financial condition and results of operations.

As of December 31, 2019, we had outstanding long-term bank borrowings, including current portion of long-term borrowings of $201.1 million with a weighted average interest rate of 5.7% and outstanding short-term bank borrowings of $79.1 million with a weighted average interest rate of 5.3%, and we expect to incur additional debt in the future. We borrowed the majority of these bank loans from Chongqing Rural Commercial Bank with guarantees from Daqo Group. We cannot assure you that we will be able to renew these borrowings when they become due or to obtain other loans or credits from other banks or other lenders on terms satisfactory to us or at all to satisfy the substantial capital expenditure requirements associated with our capacity expansion, whether on our own or with the continuing support from Daqo Group. In addition, the indebtedness could have an adverse effect on our future operations, including, among other things: (1) reducing the availability of our cash flow to fund our working capital, capital expenditures or other general corporate purposes as a result of interest or principal payments; (2) subjecting us to the risk of interest rate increases on our indebtedness which bears floating interest rates; and (3) placing us at a competitive disadvantage compared to our competitors that have less debt or are otherwise less leveraged. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facilities for a significant period of time. Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production, could reduce our production capacity for a significant period of time and could have negative effect on our customer relationships. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, in April 2013, we temporarily shut down our Phase 2 facilities in Xinjiang for periodic maintenance and technology improvements. In April 2014, we temporarily shut down our Phase 2 facilities in Xinjiang for periodic maintenance and preparation for the Hydrochlorination project. In May 2015, we conducted annual maintenance of the Xinjiang polysilicon facilities, which affected our polysilicon production for five days. In October 2016, we conducted annual maintenance and several technology improvement projects in our Xinjiang polysilicon facilities, and concurrently completed interconnections between our new and existing facilities in Xinjiang. In late September and early October of 2017, we conducted annual maintenance for our Xinjiang polysilicon facilities. In September 2018, we conducted annual maintenance for our Xinjiang polysilicon facilities, connected our newly constructed Phase 3B facility to our existing facilities, and upgraded various manufacturing equipment. In the second quarter of 2019, we completed annual maintenance of our Xinjiang polysilicon facilities. The annual maintenance, construction, installation of new equipment and interconnection of facilities affected our polysilicon production for two to three weeks. These abovementioned shutdowns have reduced and may further reduce the volume and increase the cost of polysilicon we produce. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, and interruptions in electricity supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

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

Our business could be adversely affected by the effects of swine flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, Ebola, Zaika, COVID-19 or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. For examples, in 2006, 2007 and 2008, there were reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In 2009, an outbreak of swine flu occurred in Mexico and the United States and human cases of swine flu were discovered in China and Hong Kong. In 2013 and recent years, there were reports of occurrences of avian flu in various parts of China, including a number of confirmed human cases and deaths. See also “―Our business and operations may be materially and adversely affected by the outbreak of the novel coronavirus (COVID-19)” for more information on the recent outbreak of COVID-19. Any prolonged occurrence or recurrence of these epidemics or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. These could include our ability to deliver our products within or outside of China, as well as temporary closure of our manufacturing facilities, or our suppliers’ or customers’ facilities, delay in the supply of raw materials from our suppliers, and delayed or cancelled orders from our customers. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations.

Our business and operations may be materially and adversely affected by the outbreak of the novel coronavirus (COVID-19).

Any outbreak of health epidemics or other outbreaks of diseases in the PRC or elsewhere in the world may materially and adversely affect the global economy, our markets and our business. Since December 2019, there has been an outbreak of respiratory illness caused by a novel strain of coronavirus (COVID-19) in China and around the world. COVID-19 is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the coronavirus a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern that the organization had declared on January 30, 2020. In response to this pandemic, China, Italy, the United States and many other countries and jurisdictions have taken, and may adopt additional, restrictive measures to contain the virus’ spread, such as quarantines, travel restrictions and home office policies. These measures could slow down the development of the Chinese economy and adversely affect the global economic conditions and financial markets. The outbreak of this virus caused wide-ranging business disruptions and traffic declines in China in the first quarter of 2020, and with its growing spread globally, the virus’ adverse impact on business activities and travels in China and the world is expected to continue in the foreseeable future. As the coronavirus epidemic expands globally, the world economy is suffering a noticeable slowdown. If this outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel, and reduced workforces. In addition, the stock markets around the world have experienced extreme volatility, in reaction to the COVID-19 outbreak and governments' responses to it, including the recent interest rate reductions by the U.S. Federal Reserve. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. There is uncertainty around the duration of the virus’ outbreak or its adverse effects on business activities in general. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including the increased world-wide spread of COVID-19 and the relevant governments’ actions to contain COVID-19 or treat its impact, among others. Overall, any prolonged occurrence or recurrence of the health epidemics, particularly the current pandemic COVID-19, or other adverse public health developments in China or any other markets in which we do business may have a material adverse effect on our business and results of operations. These could include our ability to deliver our products within or outside of China in a timely manner, mandatory quarantines of our employees, temporary closure of our manufacturing facilities or our customers’ and suppliers’ facilities, delay in supply of raw materials from our suppliers, and delayed or cancelled orders from our customers. Any severe travel or shipment restrictions, closures and other preventive and risk control measures taken by the Chinese government and other government authorities could severely disrupt our operations and adversely affect our cash flows, business and results of operations.

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

We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. Contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. In addition, we currently hold 117 patents and have 22 pending patent applications in China covering various aspects of the polysilicon and wafer manufacturing process. However, we cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. Failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe on or misappropriate our proprietary technologies or other intellectual property and proprietary rights and use them to compete against us, which could have a material adverse effect on our business, financial condition or operating results.

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

As of the date of this annual report, Messrs. Guangfu Xu, Xiang Xu and Dafeng Shi, our directors that are affiliated with Daqo Group, beneficially own a total of 102,147,992 or 28.1% of our ordinary shares, including shares that they have the right to acquire within 60 days. As a result of their high level of shareholding, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. These shareholders’ interests as beneficial owners of Daqo Group may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, these shareholders may take actions not in the best interest of us and our other shareholders.

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

As our manufacturing processes generate waste water and gas and other industrial wastes, we are required to comply with all applicable regulations regarding protection of the environment. We are in compliance with present environmental protection requirements in all material respects and have all the necessary environmental permits to conduct our business. However, in light of the Chinese government’s higher environmental protection requirements, the local authorities and electricity suppliers in Xinjiang may implement increasingly stringent environmental protection measures, which could negative affect the supply and price levels of the electricity available to our production facilities in Xinjiang. As a result, our polysilicon production volume and costs could be adversely affected. While Xinjiang Daqo have entered into power purchase agreement with the local authorities and electricity supplier, we cannot ensure that the local authorities and electricity supplier will full perform the contract. We cannot assure you that our pollution controls will always be effective and we may experience environmental non-compliance incidents. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations, which in turn would have a material adverse effect on our financial condition and results of operations.

The discontinuation of any of the preferential tax treatment or the financial incentives and grants currently available to us in China could adversely affect our overall results of operations.

Various Chinese governmental authorities have provided tax incentives to our subsidiaries in China. These incentives include income tax exemption or reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law (“ EIT Law”), the statutory enterprise income tax rate is 25%. However, Xinjiang Daqo New Energy Co., Ltd., or Xinjiang Daqo, a Chinese subsidiary of ours, obtained a High and New Technology Enterprise, or HNTE, certificate for a valid period of 3 years till August 2020. During the year ended December 31, 2019, Xinjiang Daqo was entitled to a preferential tax rate of 15% because of its HNTE status. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause this subsidiary to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. We cannot assure you that Xinjiang Daqo will continue to qualify as a “high and new technology enterprise” in future periods. Any increase in the enterprise income tax rate applicable to our Chinese subsidiaries or discontinuation or reduction of any of the preferential tax treatment or financial incentives currently enjoyed by our subsidiaries in China could adversely affect our business, operating results and financial condition.

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

We adopted our 2009 share incentive plan, or the 2009 Plan, our 2014 share incentive plan, or the 2014 Plan, and our 2018 share incentive plan, or the 2018 Plan, in August 2009, December 2014 and April 2018, respectively, that permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2009 Plan, the 2014 Plan and the 2018 Plan, we may issue awards to purchase up to 15,000,000, 21,000,000 and 38,600,000 ordinary shares, respectively. As of the date of this annual report, excluding expired or cancelled options, we have granted options to purchase a total of 19,002,067 of our ordinary shares and 55,070,799 restricted share units under these plans. In addition, we modified the exercise prices for certain outstanding options in January 2012, April 2013, January 2015 and September 2015 in order to provide additional incentives to our employees and directors pursuant to an express authorization under our share incentive plan, allowing our Board of Directors to approve a downward adjustment of the option exercise prices without our shareholders’ approval. As a result of these option grants, option re-pricings and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account compensation costs for all stock awards using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated with incentive shares or options.

Risks Related to Doing Business in China

Uncertainties in the global economy and the slowdown of the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in the recent years. It is unclear whether the Chinese economy will continue slowing down. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East, especially the recent tensions between the U.S. and Iran, which have resulted in volatility in oil and other markets. There have also been concerns about the economic effect of the territorial disputes involving China in Asia and the tensions in the relationship between China and Japan. Although the U.S. and China have reached a phase-one deal in January 2020, the recent trade conflicts between China and the U.S. have, and may continue to, put pressure on China’s economic growth, particularly our downstream customers’ export to the U.S. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We derive substantially all of our revenues from customers in China, one of the world’s largest emerging markets, while the economies of emerging markets are typically more vulnerable to market downturns and economic slowdowns elsewhere in the world. Any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

We are subject to many of the economic and political risks associated with emerging markets due to our operation in China. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets are located in and substantially all of our revenues are currently sourced from China, one of the world’s largest emerging markets. In light of our operations in an emerging market, we may be subject to risks and uncertainties including fluctuations in GDP, unfavorable or unpredictable treatment in relation to tax matters, expropriation of private assets, exchange controls, restrictions affecting our ability to make cross-border transfer of funds, regulatory proceedings, inflation, currency fluctuations or the absence of, or unexpected changes in, regulations and unforeseeable operational risks. In addition, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

We are subject to the reporting obligations under the U.S. securities laws. In connection with the audit of our internal controls over financial reporting as of and for the year ended December 31, 2011, we and our independent registered public accounting firm identified three “material weaknesses” including (i) our lack of accounting resources and expertise necessary to comply with U.S. GAAP and the Securities and Exchange Commission, or the SEC, financial reporting and disclosure requirements, (ii) our lack of sufficient resources to perform thorough reviews of consolidated financial statements and related footnote disclosures during the period-end financial reporting and disclosure process, and (iii) our lack of sufficient processes, documentation and approval of related party transactions with affiliates. In 2012, we have made enhancements to our internal controls over financial reporting. Based on these actions taken and our testing and evaluation of the effectiveness of our internal controls, we have concluded the material weaknesses no longer existed as of December 31, 2013 to 2019. As of December 31, 2019, our management concluded that our internal control over financial reporting was effective. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting for the years ended December 31, 2012 and 2013. For the years ended December 31, 2014 through 2019, our independent registered public accounting firm performed an audit of our internal control over financial reporting.

However, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal controls over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future. In addition, our internal controls over financial reporting will not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliate of our independent registered public accounting firm), concerning the manner in which the SEC may seek access to audit working papers from audits in China of US-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the US, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e., the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitisation procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

The audit reports included in this annual report have been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. On December 9, 2019, the SEC issued a statement to reiterate its concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

The closing trading prices of our ADSs ranged from $23.30 to $53.00 in 2019, and may remain volatile in the future and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed their securities on U.S. stock exchanges. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

You may experience difficulties in enforcing judgments against us and our management, and the ability of U.S. authorities to bring actions against us or our management may also be limited.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China, one of the world’s largest emerging markets. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, due to jurisdictional limitations, matters of comity and various other factors, the SEC, Department of Justice (“DOJ”) and other U.S. authorities may be limited in their ability to take enforcement actions, including in instances of fraud, against us or our directors and officers in China. In addition, shareholder claims that are common in the United States, including class action securities law and fraud claims, generally uncommon in China.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, we are not required to have a compensation committee and corporate governance and nominating committee composed entirely of independent directors. See “Item 16G. Corporate governance.” Since we have chosen to follow certain home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could subject U.S. investors in our ADSs or ordinary shares to adverse tax consequences.

A non-United States corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets is attributable to assets that produce or are held for the production of passive income. Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in future taxable years, although there can be no assurance in this regard. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

We are a company limited by shares domiciled in the Cayman Islands. The corporate affairs of Daqo New Energy Corp. are governed by our Fourth Amended and Restated Memorandum and Articles of Association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands.

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

Daqo Group established Daqo New Material in 2006 in Chongqing, China. Although all of Daqo Group’s equity interest holders also beneficially own shares of Daqo Cayman, Daqo Group does not have any shareholding in our company. As of the date of this annual report, holders of equity interests in Daqo Group in aggregate beneficially own 39.29% of the outstanding ordinary shares of our company. Subsequent to the establishment of Chongqing Daqo in July 2008, Chongqing Daqo entered into a lease agreement with Daqo New Material to rent all of Daqo New Material’s land, production infrastructure, machinery, equipment, facilities, factories, buildings and other assets for polysilicon production. This lease was terminated on December 30, 2013. Under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we were deemed to be Daqo New Material’s primary beneficiary and Daqo New Material had been consolidated from July 1, 2008 to December 30, 2013. As a result of the voluntary termination of our contractual arrangements with Daqo New Material, starting from December 31, 2013, we deconsolidated Daqo New Material.

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

In January 2015, our Board of Directors approved our Phase 3A expansion project. We completed the construction and installation of Phase 3A at the end of 2016 and achieved full production capacity of 18,000 MT per annum in the first quarter of 2017. In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and begin pilot production and ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale.

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

In October 2019, we incorporated Xinjiang Daqo Guodi, a wholly owned subsidiary, in Shihezi Economic Development Area in Xinjiang Autonomous Region, China. The subsidiary primarily focuses on research and development related to polysilicon manufacturing.

In November 2019, Xinjiang Daqo Lvneng was incorporated, which is 70% owned by Xinjiang Daqo and 30% owned by a third party company. The subsidiary primarily focuses on the recycling and sales of polysilicon by-product, which was in the start-up stage as of December 31, 2019.

In March 2020, Daqo New Energy (Hong Kong) Co., Limited, our wholly owned subsidiary, was incorporated in the Hong Kong Special Administrative Region, China. The subsidiary primarily focuses on development of business and investment for us.

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

We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at our facilities. In 2019, approximately 83% of our polysilicon was sold to mono-wafer applications which require higher quality as compared to multi-wafer applications. We expect to increase this portion to approximately 90% in 2020. We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2019, our major polysilicon customers included operating entities of Longi, Jinko Solar and Meike Silicon Energy.

Quarterly sales volume for polysilicon in 2019:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	FY 2019
Sales Volume
Polysilicon (MT)	8,450	7,130	9,238	13,291	38,109

Our Products

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs. Our annual capacity for polysilicon production increased from 35,000 MT to 70,000 MT in December 2019. We are one of the best quality polysilicon makers in China. In 2019, approximately 83% of our polysilicon was sold to mono-wafer applications which require higher quality as compared to multi-wafer applications. We expect to increase this portion to approximately 90% in 2020, due to our continuous efforts in quality improvement.

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

We have successfully adopted in our Xinjiang polysilicon manufacturing facilities Hydrochlorination technology, a process which has seen increasing application in polysilicon manufacturing in recent years. It converts STC to TCS by reacting with metallurgical grade silicon powder. Using Hydrochlorination technology, chemical reactions take place under much higher pressure and at lower temperatures in comparison to the traditional hydrogenation process. As a result, it consumes less electricity and offers a higher STC/TCS conversion rate. In addition, the Hydrochlorination process also does not require fresh TCS production, which further reduces production costs.

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

	Approximate Annual Production Capacity	Construction Period	Commercial Production Period	Fully Ramped-up Production
Phase 2A facilities	5,000 MT	Second quarter of 2011 – September 2012	First quarter of 2013 – Present	March 2013
Capacity enhancement of Phase 2A facilities	1,150 MT	July 2013 – January 2014	January 2014 – Present	First quarter of 2014
Phase 2B facilities	6,000 MT	April 2014 – June 2015	July 2015 – Present	Third quarter of 2015
Phase 3A facilities	5,850 MT	July 2015 – December 2016	First quarter of 2017 – Present	First quarter of 2017
Phase 3B facilities	12,000 MT	January 2018 – October 2018	December 2018 – Present	December 2018
Phase 4A facilities	35,000 MT	May 2018 – September of 2019	September 2019 – Present	December 2019

We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT in June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and began pilot production in September 2019. We reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from low cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. Our capacity expansion plan and technology improvement plan are preliminary and subject to risks and uncertainties that may be out of our control. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.”

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

Customers and Sales

We currently sell polysilicon to China-based photovoltaic product manufacturers. As of December 31, 2019, our major polysilicon customers included operating entities of Longi, Jinko Solar and Meike Silicon Energy.

We sell a substantial portion of our polysilicon to a limited number of customers. Our top three customers in aggregate accounted for 37.6%, 64.2% and 81.6% of our continuing operations’ total revenues in 2017, 2018 and 2019, respectively.

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

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. We have one of the leading research and development teams among polysilicon manufacturers in China. Our research and development team consists of 451 experienced researchers and engineers. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. In 2019, we completed 33 research and technology or process improvement projects to enhance our polysilicon manufacturing process, and successfully registered 36 patents with the State Intellectual Property Office of the PRC.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we hold 117 patents and have 22 additional pending patent applications covering different aspects of the polysilicon and wafer manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

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

Competition

We face competition in China and in the international markets in which we have sales. The photovoltaic market is dominated by a few major manufacturers with a large number of small manufacturers competing for the remaining small portion of the market. We face competition mainly from top manufacturers who have succeeded in establishing a strong brand name with solar companies. For our polysilicon business, our major international competitors include Wacker, OCI, Hemlock, REC and Chinese domestic polysilicon manufacturers, such as GCL-Poly, Xinte Energy Co., Ltd., Yongxiang Co., Ltd., Asia Silicon Co., Ltd., Xinjiang East Hope New Energy Ltd. and China Silicon Corporation. There are also likely new entrants into the polysilicon manufacturing market in China, such as the joint venture formed by REC and Shanxi Youser. In addition, some solar cell and module manufacturers might have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales. Furthermore, the demand for our polysilicon may be adversely affected by alternative technologies in cell manufacturing. The vast majority of silicon-based photovoltaic cell manufacturers currently use chunk or granular polysilicon. However, alternative technologies are being developed in cell manufacturing. For example, one such technology, thin-film cell production, uses little to no silicon in the production of solar cells. We believe that the solar cells made using thin-film technologies generally tend to have lower energy conversion efficiency than silicon-based solar cells. In addition, the manufacturing cost of silicon-based cells has been significantly reduced recently, which largely reduces or eliminates the historical cost advantage of thin-film cells. Based on our management’s industry knowledge, we believe silicon-based cells will remain the most widely used solar photovoltaic cells in the near future.

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

In January 2006, the National Development and Reform Commission, or the NDRC issued two implementing rules relating to the Renewable Energy Law that, among other things, provide general policies regarding the pricing of on-grid power generated by solar and other renewable energy.

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

In January 2014, the National Energy Administration of China, or the NEA, announced the PV installation target for 2014 to be 14 GW, which includes 8 GW for distributed PV systems and 6 GW for large scale PV power plants.

In March 2015, the NEA announced the PV installation target for 2015 to be 17.8 GW. In December 2015, the NDRC announced that it would cut the solar power tariffs in resource zones I, II and III to RMB 0.80/kWh, RMB 0.88/kWh and RMB 0.98/kWh from current RMB 0.90/kWh, RMB 0.95/kWh and RMB 1.00/kWh, respectively, representing reductions of 2% to 11%, effective January 1, 2016. At the same time, China Renewable Energy Fund surcharge fee increased from RMB 15/MWh to RMB 19/MWh.

In December 2016, the NDRC announced the solar power tariff revisions for 2017 as follows. First, in 2017, for solar power plants in resource zones I, II and III, the benchmark FIT will be lowered from RMB0.80/0.88/0.98/kWh in 2016 to RMB0.65/0.75/0.85/kWh, or by 19%/15%/13%. Second, the subsidy for distributed-generation solar power projects will remain unchanged at RMB0.42/kWh. Third, for solar power projects registered prior to 2017 and eligible for fiscal subsidies, the FIT at the 2016 level will remain applicable if they are connected to the grid and in operation by June 30, 2017. Fourth, future solar power tariffs will be revised annually based on cost changes.

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

On April 2, 2018, the NEA issued the Circular on Matters Concerning Easing the Burden of Enterprises in Renewable Energy Sector, which emphasized the strict implementation of the Renewable Energy Law to ensure the sound development of the renewable energy sector and promote the optimization of investment environment to reduce costs of renewable energy exploitation.

On May 31, 2018, the NDRC, the NEA and the Ministry of Finance jointly promulgated the Circular on Relevant Matters Concerning Photovoltaic Power Generation in 2018, or the Circular 823. The Circular 823 stipulates that there will be no arrangement on the installation target of ordinary solar power plants for 2018 on a temporary basis, and the installation target of distributed-generation solar power projects for 2018 is 10GW. In addition, starting from May 31, 2018, for solar power plants newly put into operation in resource zones I, II and III, the benchmark FIT will be lowered from RMB0.55/0.65/0.75/kWh in 2017 to RMB0.5/0.6/0.7/kWh, or by 9%/8%/7%, and the new rate for distributed-generation solar power projects will be lowered from RMB0.37/kWh to RMB0.32/kWh. The FIT rate will remain the same for all solar projects built under the Chinese government’s program to alleviate poverty in rural areas, at RMB0.42/kWh. However, for ordinary solar power projects registered in or prior to 2017, the FIT at the 2017 level will remain applicable if they are connected to the grid and in operation by June 30, 2018, according to a following notice promulgated by the NDRC, the NEA and the Ministry of Finance effective on October 10, 2018.

On January 7, 2019, the NDRC and the NEA jointly promulgated the Circular on Actively Promoting Subsidy-free Grid Price Parity for Wind Power and PV Power, which set forth several measures regarding project organization, construction, operation and supervision to promote PV power generation power projects with grid price equivalent to or below the benchmark grid price of coal-fired power units.

On April 28, 2019, the NDRC promulgated the Notice on Improving Several Issues of the On-grid Price Mechanism for PV Power Generation, or Notice 761, which aims to improve the grid-price mechanism for centralized PV projects and changes the on-grid electricity price for centralized PV power plants from benchmark prices to guidance prices. Notice 761 stipulates that the guidance prices for new centralized PV power plants in resource zones I, II and III that are included in the scope of national financial subsidies are determined as RMB0.40/0.45/0.55/kWh, while for the village-level PV poverty alleviation power stations included in the national renewable-energy-electricity-price additional funds subsidy catalog, the corresponding I-III resource area on-grid electricity prices remain unchanged as RMB0.65/0.75/0.85/kWh.

On May 10, 2019, the NDRC and the NEA jointly promulgated the Notice on Establishing and Perfecting Renewable-Energy-Power Consumption Guarantee Mechanism, and decided to set the weight of renewable-energy-power consumption responsibility for each provincial administrative region, and establish and improve the renewable energy power consumption guarantee mechanism, with an effective period of 5 years.

On May 28, 2019, the NEA issued the Notification on Matters Regarding the Construction of Wind and PV Power Generation Projects in 2019, in order to further lower the benchmark of the FIT for electricity generated by PV plants, and further promote the construction of PV power generation projects, by launching a construction work plan in 2019.

On June 11, 2019, the Ministry of Finance promulgated a supplementary notice on the new measures, or the Supplementary Notice, further stipulating that the implementation period of the special funds for the development of renewable energy is from 2019 to 2023.

On January 20, 2020, the NDRC, the NEA and the Ministry of Finance jointly issued the Notice on Printing and Distributing the Measures for the Administration of Additional Funds for Renewable Energy Electricity Prices, which aims to promote the development and utilization of renewable energy, to standardize the management of additional funds for renewable energy electricity prices and to improve the efficiency of capital use. On the same day, the NDRC, the NEA and the Ministry of Finance jointly issued the Several Opinions on Promoting the Healthy Development of Non-aqueous Renewable Energy Power Generation, in order to promote the healthy and stable development of non-aqueous renewable-energy power generation.

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

Admission of Foreign Investment

On March 15, 2019, the Foreign Investment Law of the PRC was issued by the National People’s Representative Meeting and took effect on January 1, 2020, pursuant to which the foreign investments in industries outside the Negative List, or the Special Administrative Measures on the Access of Foreign Investment (Negative List) (2019 Edition) jointly issued by the NDRC and the Ministry of Commerce of the PRC on June 30, 2019 and enforced on July 30, 2019, are able to enjoy national treatment.

The principal regulation governing foreign ownership of solar power businesses in the PRC is Catalogue of Industries for Encouraged Foreign Investment (2019 Edition). Under the Encouraged Catalogue 2019, effective from July 30, 2019, the solar power related business is classified as an “encouraged foreign investment industry.” Companies that operate in encouraged foreign investment industries and satisfy applicable statutory requirements are eligible for preferential treatment, including exemption from customs and input value added taxes, or VAT, and priority consideration in obtaining land use rights.

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

We are headquartered in Shihezi, Xinjiang, China. Our Phase 2A, Phase 2B, Phase 3A, Phase 3B and Phase 4A production facilities in Shihezi Xinjiang have approximately 258,104 square meters of office and manufacturing space in total as of December 31, 2019. We have been granted land use rights to approximately 1,001,953 square meters of land where our plants or offices are situated. These land use rights are usually valid for a period of fifty years, starting from the date of grant from the local government in Xinjiang.

We also own several buildings in Wanzhou, Chongqing, China, which have approximately 23,128 square meters of office and manufacturing space in total as of December 31, 2019. We have been granted land use rights to approximately 132,441 square meters of land where our plants or offices are situated. These land use rights are usually valid for a period of fifty years, starting from the date of grant from the local government in Chongqing.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2016, 2017 and 2018 and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We are a leading high-purity polysilicon manufacturer based in China with an annual production capacity of 70,000 MT. We believe our production cost for polysilicon is one of the lowest and our product quality is one of the best in China.

We strive to improve our polysilicon production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement, as well as equipment enhancement. As a result of these initiatives, we produced 4,524 MT polysilicon in 2011. In 2012, our polysilicon output was 3,349 MT(1), which was less than 2011 due to the suspension of the Phase 1 polysilicon facilities and less than normal output in our Xinjiang facilities during the pilot production period in the fourth quarter of 2012. In 2013, we produced 4,805 MT polysilicon which was all contributed by our Xinjiang facilities. We conducted a “debottlenecking” project for our Xinjiang facilities and successfully completed the project and started pilot production in December 2013. We fully realized capacity of 6,150 MT and lowered production costs to the level of $14 per kg in the first quarter of 2014. We fully ramped up our Phase 2B project to further increase the polysilicon production capacity in our Xinjiang facilities to 12,150 MT at the end of the third quarter of 2015. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. In 2015, we produced 9,771 MT polysilicon at an annual average production cost of $11.23/kg (including depreciation). In 2016, we produced 13,068 MT polysilicon at an annual average production cost of $9.38/kg (including depreciation). We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we have achieved full production capacity of 18,000 MT per annum. In 2017, we produced 20,200 MT polysilicon at an annually average production cost of US$8.84/kg (including depreciation). In 2018, we produced 23,351 MT polysilicon at an annually average production cost of US$8.71/kg (including depreciation). In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT expanded manufacturing capacity. We completed the Phase 4A project and began pilot production September 2019 and reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from low cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2019, our major polysilicon customers included operating entities of Longi, Jinko Solar and Meike Silicon Energy.

We expanded to the downstream photovoltaic manufacturing business by commencing commercial production of wafers in July 2011. In September 2018, we decided to discontinue our operations in Chongqing, including wafer manufacturing, which have since been recognized as our discontinued operations.

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008. We produced 20,200 MT , 23,351 MT and 41,556 MT of polysilicon and sold 17,950 MT(1), 22,521 MT(1) and 38,109 MT(1) in 2017, 2018 and 2019, respectively. We generated revenues from continuing operations of $323.2 million, $301.6 million and $ 350.0 million in 2017, 2018 and 2019, respectively. We had a gross profit for our continuing operations of $144.0 million, $98.1million and $80.1 million in 2017, 2018 and 2019, respectively. Our gross margin for our continuing operations were 44.6%, 32.5% and 22.9% in 2017, 2018 and 2019, respectively. We achieved net income attributable to Daqo New Energy Corp. shareholders of $92.8 million, $38.1 million and $29.5 million in 2017, 2018 and 2019, respectively.

Note:

(1)       The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 1,944 MT, 459MT and nil in 2017, 2018 and 2019, respectively; in September 2018, we discontinued our wafer manufacturing operation.

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

Global solar PV installations in 2019 totaled approximately 115~120 GW, representing a 10.6~15.4% increase from 104 GW in 2018. Due to the long-delayed announcement of subsidy policy, the annual newly added solar PV installations were estimated to be approximately 30 GW in China in 2019, which was significantly lower than 44.1 GW in 2018. However, China continued to rank as the largest solar PV market globally, with the United States, India and Japan ranking the top four globally in 2019. According to several solar PV market reports, we expect global solar installations in 2020 to be approximately 110 to 125 GW in light of the impact of the outbreak of COVID-19.

Product prices

The sales prices of our photovoltaic products are volatile and cannot always be predicted with certainty. Our sales prices declined from mid-2008 to the middle of 2010 due to industry-wide excess supply but stabilized in the third quarter of 2010 and increased marginally in the fourth quarter of 2010 due to end market demand. In 2011, our sales prices declined rapidly in the fourth quarter primarily due to excess supply in the market. The decline in sales prices continued throughout 2012. Our sales prices started to recover through 2013 due to improved demand and reduced inventory levels. The decline in the market price of polysilicon resulted in an approximately 7% decrease in the average selling price of our polysilicon from 2010 to 2011, a further 59.3% decrease from 2011 to 2012 and a further 23.3% decrease from 2012 to 2013. The market prices for polysilicon have improved significantly through 2013, albeit not sufficient to reverse the year-on-year average decrease. In 2014, the average selling prices for polysilicon fluctuated in the range approximately from $20/kg to $22/kg. In 2015, our quarterly average selling prices for polysilicon decreased by 23.4% from $18.09/kg in the first quarter to $13.86/kg in the fourth quarter of 2015. In 2016, our gross margin for our continuing operation was 39.7% primarily due to significant cost reduction in polysilicon. In 2017, our gross margin for our continuing operations was 44.6% primarily due to continuously significant cost reduction in polysilicon along with increasing of selling prices. In 2018, our gross margin from our continuing operations decreased to 32.5%, primarily due to lower selling prices impacted by the unfavorable solar policy announced by Chinese government on May 31, 2018. In 2019, our gross margin for our continuing operations was 22.9%, primarily due to lower selling prices impacted by delayed installations in China.

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

Company’s quarterly polysilicon external sales volume and average selling prices in 2017, 2018 and 2019 (VAT excluded):

Product mix

The proportion of our revenues that are generated from the sales of other photovoltaic products, also referred to as product mix, affects our revenues and profitability. In addition to the revenues generated from sales of polysilicon, we also historically generated revenues from other products. We generated revenue from sales of modules for the first three quarters of 2012 before we sold 100% of our equity interests of Nanjing Daqo in September 2012. We also generated revenue from sales of wafers produced in our facilities in Chongqing from 2011 to 2018, when we decided to discontinue our wafer manufacturing business. Going forward, we expect to focus on our core business of polysilicon manufacturing which will be the only segment to generate revenue.

Our production capacity and utilization

In the near future, we plan to continue to focus on our core businesses to further improve our operation efficiency, cost structure and product quality by expanding our capacity, adopting new technologies and optimizing the manufacturing processes. In September 2012, we successfully completed our Xinjiang Phase 2A facilities. At the end of 2016, we completed the construction and installation of Phase 3A and commenced initial production in the first quarter of 2017. By the end of the second quarter of 2017, Phase 3A facilities reached full production capacity. In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and begin pilot production in September 2019 and reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from low cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale.

Our polysilicon production costs consist primarily of the costs of electricity and other utilities, raw materials, labor and depreciation. Currently electricity is the largest component of our polysilicon production costs. In our polysilicon manufacturing facilities in Xinjiang, because of the abundant coal resources, the local electricity rate is much lower than that in most areas in China. This cost advantage, along with our operational expertise, enables us to become one of the lowest cost producers around the globe. We have implemented additional measures to reduce our production costs through technology, process and equipment improvement. For example, in 2016, we continued our efforts to improve manufacturing efficiency and optimize production processes through several R&D and technology improvement projects in our Xinjiang polysilicon facilities. As a result of our continuous cost reduction efforts, we successfully reduced our annual average polysilicon production cost (including depreciation) by 5.8% from $9.38/kg in 2016 to $8.84/kg in 2017. We fully ramped up our Phase 3B facilities in December 2018 and further reduced our production cost to $7.94/kg in the fourth quarter of 2018. We completed the Phase 4A project and begin pilot production in September 2019 and reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from low cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations.

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

We commenced polysilicon production in 2008. We produced 20,200 MT, 23,351 MT and 41,556 MT of polysilicon and sold 17,950 MT(1), 22,521 MT(1) and 38,109 MT(1) of polysilicon in 2017, 2018 and 2019, respectively. Our polysilicon selling prices are directly affected by global supply and demand conditions. In 2017, the annual average selling price was strongly supported by fast growing demand and increased by 6.4% as compared to 2016. In 2018. the annual average selling price decreased significantly primarily due to negative impact by the unfavorable solar policy announced by Chinese government on May 31, 2018. In 2019, the annual average selling price decreased by 30.4% primarily due to significant increase in polysilicon supply capacities and weaker demand in China’s domestic market. We generated revenues from continuing operations of $323.2 million, $301.6 million and $350.0 million in 2017, 2018 and 2019, respectively. We achieved net income attributable to our shareholders of $92.8 million, $38.1 million and $29.5 million in 2017, 2018 and 2019, respectively.

We have entered into framework agreements with some of our customers. These contracts typically contain binding terms related to the sales volume of our polysilicon during the contract term. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are placed. Such pricing determination method has caused, and is expected to continue to cause, fluctuations in our revenues and results of operations. In 2017, our top three customers, Jinko Solar, Longi, and Meike Silicon Energy, accounted for approximately 13.4%, 12.1% and 12.1% of our revenues from continuing operations, respectively, and the three customers in aggregate accounted for approximately 37.6% of our revenues. In 2018, our top three customers, Longi, Jinko Solar and Trina, accounted for approximately 38.3%, 19.2% and 6.8% of our revenues from continuing operations, respectively, and the three customers in aggregate accounted for approximately 64.2% of our revenues from continuing operations. In 2019, our top three customers, Longi, Jinko Solar and Meike Silicon Energy, accounted for approximately 53.5%, 24.1% and 4.0% of our revenues from continuing operations, respectively, and the three customers in aggregate accounted for approximately 81.6% of our revenues from continuing operations.

Note:

(1)       The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 1,944 MT, 459 MT and nil in 2017, 2018 and 2019, respectively; we discontinued our wafer manufacturing operation in September 2018.

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

Due to our capacity expansion, depreciation in absolute terms had increased significantly prior to 2014. Depreciation in absolute terms decreased significantly in 2014, primarily as a result of our revision to the expected useful lives of fixed assets during the first quarter of 2014 and the deconsolidation of our former variable interest entity as of December 30, 2013. Along with the full ramp-up of Phase 2B polysilicon expansion project since August 2015, the depreciation in absolute terms increased significantly in 2015 and 2016 due to higher production volume. Depreciation in absolute terms continued to increase in 2017 and 2018 as we fully ramped up Phase 3A and 3B polysilicon expansion projects in the first quarter of 2017 and December 2018, respectively. Depreciation in absolute terms continued to increase in 2019 as we were running Phase 3B project in full capacity throughout the year and fully ramped up Phase 4A project in December 2019. Depreciation would resume its upward trend if we were to further expand our polysilicon production capacity or conduct technology improvement. We also expect that our total cost of revenues will increase as we increase our sales volume.

Operating expenses/income

Our operating expenses from continuing operations include selling, general and administrative expenses and research and development expenses, which are partially offset by other operating income as described below.

Selling, general and administrative expenses

Our selling, general and administrative expenses from continuing operations consist primarily of share-based compensation, salaries and benefits for our administrative, finance and sales personnel, packaging and shipping costs, consulting fee and taxes. All costs in connection with start-up activities, including costs incurred prior to commencement of production and corporate formation costs of Daqo Cayman, were expensed as incurred. We expect that the amount of our selling, general and administrative expenses from continuing operations will increase as we expand our polysilicon production capacity, increase our sales efforts, hire additional personnel, and incur professional expenses to support our operations as a listed company in the United States.

Research and development expenses

Our research and development expenses from continuing operations consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses from continuing operations to increase in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products, and expand our polysilicon manufacturing business. Our research and development expenses from continuing operations in 2017, 2018 and 2019 primarily resulted from continuous technology improvement projects for polysilicon production.

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

In November 2014, Xinjiang Daqo obtained the “High and New Technology Enterprise” certificate for a valid period of three years till 2016, which entitled it to enjoy the preferential income tax rate of 15%. We have successfully renewed the certificate for an additional three years until August 2020 and will continue to apply for renewal of the certificate after its expiration.

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

Discontinued Operations

Fixed asset impairment loss

We recognized an impairment loss from continuing operations of $3.0 million in 2017 and $11.5 million in 2018, which was related to certain identified assets in Chongqing that were not transferrable and could not be reutilized in our Xinjiang expansion project. In addition, we incurred an impairment charge of $7.3 million in 2018 related to our discontinued wafer operations in Chongqing. We did not recognize any impairment loss from continuing operations in 2019.

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

Revenue recognition

As of January 1, 2018, we have adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. We have elected to apply the ASU and all related ASUs retrospectively to each prior reporting period presented. The implementation of the guidance had no impact on the measurement or recognition of revenue of prior periods, however, additional disclosures have been added in accordance with the ASU.

Our revenue is all derived from the sale of polysilicon from the polysilicon segment, which is the only remaining segment after the discontinuation of the wafer business in September 2018. The sale of polysilicon is all in PRC and our operations is in one PRC location, Xinjiang. Revenue cannot be disaggregated to a lower level or more than one categories to provide meaningful information. We recognize sale of polysilicon at a point in time following the transfer of control of the products to the customers, which occurs upon delivery according to the terms of the underlying contracts. Our standalone selling prices are based on the prices charged to customers for the single performance obligation which is transfer of control of polysilicon upon delivery to the customers.

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

For majority of the sales arrangements, we require payments prior to shipments. For customers with trade credit granted on a short-term basis within 30 days, we record accounts receivable at the invoiced amount, net of an estimated allowance for doubtful accounts. As of December 31, 2017, 2018 and 2019, accounts receivable totaled $700,558, $1,180,598 and $13,287, respectively. We did not record any allowance for doubtful accounts as of December 31, 2017, 2018 and 2019. Advances from customers are to secure their polysilicon supply, which are applied against future purchases. Contract liabilities represent our obligations to transfer polysilicon for which we have received considerations from customers. We refer to contract liabilities as “advances from customers” on the consolidated financial statements and the related disclosures. The balance in the short-term and long-term advances from customers was $16.4 million, $17.5 million and $35.2 million as of December 31, 2017, 2018 and 2019, respectively. Revenue recognized from the beginning advances from customers balance as of January 1, 2017, 2018 and 2019 was $7.2 million, $16.4 million and $10.2 million, respectively.

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

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. We make subjective judgments in determining the independent cash flows that can be related to a specific asset group based on the asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in the operations by comparing the carrying value of the asset group to the estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value. We determine the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporate assumptions that it believes marketplace participants would utilize. For the years ended December 31, 2017, 2018 and 2019, we recorded impairment losses for long-lived assets from discontinued operations of $2,987,668, $18,769,938 and nil, respectively. No impairment loss for long-lived assets was recorded from continuing operations for the years ended December 31, 2017, 2018 and 2019. The impairment losses of $2,987,668 and $11,482,905 incurred in 2017 and 2018, respectively, were related to the polysilicon assets identified as non-transferrable and/or not able to be reutilized by its Xinjiang polysilicon manufacturing or expansion projects. The remaining impairment losses of $7,287,033 incurred in 2018 were related to the assets of discontinued wafer manufacturing operations.

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

	Year Ended December 31,
	2017	2018	2019
	US$
Revenues	323,199,694	301,599,897	349,990,753
Cost of revenues	(179,151,930)	(203,486,191)	(269,887,185)
Gross profit	144,047,764	98,113,706	80,103,568
Operating expenses/income:
Selling, general and administrative expenses	(16,042,494)	(27,076,669)	(32,456,520)
Research and development expenses	(676,323)	(2,736,520)	(5,708,325)
Other operating income	3,483,481	12,904,390	5,546,487
Total operating expenses	(13,235,336)	(16,908,799)	(32,618,358)
Income from operations	130,812,428	81,204,907	47,485,210
Interest expense	(16,262,205)	(10,762,677)	(10,396,961)
Interest income	464,515	1,235,873	983,158
Exchange (loss) gain	(5,853)	1,836,160	(184,926)
Income before income taxes	115,008,885	73,514,263	37,886,481
Income tax expense	(17,332,226)	(11,716,545)	(9,623,447)
Net income from continuing operations	97,676,659	61,797,718	28,263,034
(Loss) income from discontinued operations, net of tax	(3,821,259)	(23,032,181)	1,260,790
Net income	93,855,400	38,765,537	29,523,824
Net income (loss) attributable to non-controlling interest	1,014,272	640,832	(568)
Net income attributable to Daqo New Energy Corp.’s shareholders	92,841,128	38,124,705	29,524,392

The discussion below focuses on our continuing operations.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue. The revenue from continuing operations was 350.0 million in 2019, representing an increase of 16.0% from $301.6 million in 2018. All of the polysilicon sold in 2019 and 2018 was manufactured in our Xinjiang facilities. In December 2019, we successfully ramped up Phase 4A expansion project to full production capacity, which increased our total production capacity to 70,000 MT. As a result, our annual production volume increased by 78.0% from 23,351 MT in 2018 to 41,556 MT in 2019. Accordingly, our external sales volume increased by 69.2% from 22,521 MT in 2018 to 38,109 MT in 2019. This was offset in part by a decrease in our annual average selling prices from $13.04 /kg in 2018 to $9.09/kg in 2019, which was primarily due to a significant increase in additional polysilicon supply which could not be consumed by relatively weak demand.

Cost of revenue. The cost of revenue for continuing operations was $269.9 million in 2019, which increased by 32.6% from $203.5 million in 2018. Our external sales volume increased by 69.2% from 22,521 MT in 2018 to 38,109 MT in 2019. The increase in cost of revenue from product sales was attributable primarily to an increase in sales volume, and to a lesser extent to the reduction in average unit production cost.

Gross profit. We had a gross profit of $80.1 million for continuing operations in 2019, representing a decrease of 18.4% from $98.1 million in 2018. In 2018, we successfully reduced our annual total production cost by 19.0% from $8.71/kg in 2018 to $7.06/kg in 2019 and increased external sales volume by 69.2% from 22,521 MT in 2018 to 38,109 MT in 2019. This was offset in part by a decrease in our annual average selling price from $13.04/kg in 2018 to $9.09/kg in 2019, which was primarily due to a significant increase in additional polysilicon supply which could not be consumed by relatively weak demand.

Selling, general and administrative expenses. Our selling, general and administrative expenses for continuing operations were $32.5 million in 2019, compared to $27.1 million in 2018. The increase in selling, general and administrative expenses was primarily due to an increase in non-cash share-based compensation costs related to our 2018 share incentive plan, as well as an increase of shipment expenses.

Research and development expenses. Our research and development expenses for continuing operations were $5.7 million in 2019, compared to $2.7 million in 2018, mainly due to an increase in the number of employees engaged in R&D activities. The research and development expenses vary from period to period reflecting the R&D activities that occur in such period.

Other operating income. Other operating income from continuing operations was $5.5 million in 2019, compared to $12.9 million in 2018, and mainly consisted of unrestricted cash subsidies that we received from local government authorities, which vary from period to period at the discretion of the corresponding local government authorities..

Net interest expense. Our net interest expenses for continuing operations were $9.4 million in 2019, compared to $9.5 million in 2018. The decrease was primarily due to an increase in capitalized interest expense.

Income tax expense. Income tax expenses for continuing operations were $9.6 million in 2019, compared to $11.7 million in 2018.

Net income from continuing operations. Net income from continuing operations were $28.3 million in 2019, compared to $61.8 million in 2018.

Income/(Loss) from discontinued operations, net of tax. Income from discontinued operations was $1.3 million in 2019, compared to loss of $23.0 million in 2018, net of tax of nil.

Net income attributable to our shareholders. As a result of the factors described above, we had net profit attributable to our shareholders of $29.5 million in 2019, a decrease of 22.6% from $38.1 million in 2018.

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

Cost of revenue. The cost of revenue for continuing operations was $203.5 million in 2018, increased by 13.6% from $179.2 million in 2017. Our external sales volume increased by 25.5% from 17,950 MT in 2017 to 22,521 MT in 2018. The increase in cost of revenue from product sales was attributable to the increase in external sales volume, to a lesser extent the reduction in average unit production cost.

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

Other operating income. Other operating income from continuing operations was $12.9 million in 2018, compared to $3.5 million in 2017, and mainly consisted of unrestricted cash subsidies that we received from local government authorities, which varies from period to period at the discretion of the applicable local government authorities.

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

Income tax expense. Income tax expenses for continuing operations were $11.7 million in 2018, compared to $17.3 million in 2017.

Net income from continuing operations. Net income from continuing operations were $61.8 million in 2018, compared to $97.7 million in 2017.

Loss from discontinued operations, net of tax. Loss from discontinued operations were $23.0 million in 2018, compared to $3.8 million in 2017, net of tax of nil.

Net income attributable to our shareholders. As a result of the factors described above, we had net profit attributable to our shareholders of $38.1 million in 2018, a decrease of 58.9% from $92.8 million in 2017.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 “Summary of Principal Accounting Policies—Adoption of new accounting pronouncement” and “—Recent accounting pronouncements not yet adopted” to our consolidated financial statements included elsewhere in this annual report.

Inflation

In recent years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.6%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.	Liquidity and Capital Resources

 Liquidity

Our cash, cash equivalents and restricted cash increased by $40.8 million, $22.5 million and $20.2 million in 2017, 2018 and 2019, respectively. Net cash provided by operating activities was $142.7 million, $95.6 million and $181.0 million in 2017, 2018 and 2019, respectively. Net cash used in investing activities was $67.9 million, $164.7 million and $261.8 million in 2017, 2018 and 2019, respectively. Net cash used in financing activities was $37.4 million 2017, and net cash provided by financing activities was $86.7 and $102.3 million in 2018 and 2019, respectively.

As of December 31, 2019, we believe that our cash, cash equivalents, cash flows from operating activities, financial support from Daqo Group and certain of our shareholders, and continued support from financial institutions located in the PRC in the form of renewed and additional operating loans will be sufficient to meet our working capital, capital expenditure and repayment of bank borrowings needs that will arise in 2020 and beyond.

The following significant developments in 2019 have impacted our liquidity or are expected to impact our liquidity:

•	As of December 31, 2019, our current liabilities exceeded our current assets by $270.8 million. Amounts due to related parties of $46.7 million were included as current and non-current liabilities, of which $15.8 million represented the consideration payables to Daqo Group for the acquisition of Xinjiang Daqo Investment and will be paid in two equal installments in 2020 and 2021. While from continuing operations we had cash, cash equivalents and restricted cash of $114.4 million as of December 31, 2019, we had short-term bank borrowings (including current portion of our long-term debt) of $128.6 million due within one year. The current portion of our long-term debt amounted to $49.5 million as of December 31, 2019, such long-term debt being restricted to purchases of fixed assets and not expected to be renewed. Additionally, we had capital commitments of $53.9 million as of December 31, 2019 relating to the purchase of property, plant and equipment to be fulfilled in the next twelve months.

•	For the year ended December 31, 2019, we generated an operating income of $48.3 million from our continuing operations. We believe that we will continue to generate positive operating income from our continuing operations in 2020.

•	During the year ended December 31, 2019, we experienced positive cash flow from operations of $180.0 million from our continuing operations. We believe we will continue to generate positive operating cash flow from our continuing operations in 2020.

•	We completed the construction of our Phase 4A expansion project in September 2019. The total capital expenditure for our Phase 4A expansion was approximately $425.2 million, of which $294.0 million had been spent as of December 31, 2019. Our nameplate production capacity for polysilicon increased from 30,000 MT per annum to 70,000 MT per annum starting from December 2019, which is expected to help increase our operating cash inflow and reduce our average unit cost.

We have taken or plan to take the following actions to effectively manage our liquidity:

•	We have performed a review of our cash flow forecasts for the twelve-month period after the date of this annual report and believe that our net operating cash flow will be positive.

•	On February 25, 2020, we obtained a letter of financial support from Daqo Group and certain of our shareholders, which committed to provide financial support to fund our business operations during the period from January 1, 2020 to April 30, 2021. The letter further provides that we will not be required to repay before May 1, 2021 the amount that we owed Daqo Group and its subsidiary, Daqo New Material Co., Ltd., as of December 31, 2019.

•	While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, we have historically renewed or rolled over most of our short-term bank borrowing upon their maturity and believe that we will continue to be able to do so.

Based on the above factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditure requirements and to meet our short-term debt obligations, other liabilities as they become due during the twelve-month period after the date of this annual report.

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

	Year Ended December 31,
	2017	2018	2019
	(in thousands of US$)
Net cash provided by operating activities from continuing operation	137,656	77,559	179,983
Net cash provided by operating activities from discontinued operation	5,048	17,993	1,010
Net cash provided by operating activities	142,704	95,552	180,993
Net cash used in investing activities from continuing operation	(64,149)	(165,337)	(263,284)
Net cash (used in) provided by investing activities from discontinued operation	(3,752)	617	1,457
Net cash used in investing activities	(67,901)	(164,720)	(261,827)
Net cash (used in) provided by financing activities from continuing operation	(28,612)	103,492	104,979
Net cash used in financing activities from discontinued operation	(8,743)	(16,780)	(2,651)
Net cash (used in) provided by financing activities	(37,355)	86,712	102,328
Effect of exchange rate changes	3,337	4,910	(1,320)
Net increase in cash, cash equivalents and restricted cash	40,785	22,454	20,174
Cash, cash equivalents and restricted cash, at the beginning of the year	31,881	72,666	95,120
Cash, cash equivalents and restricted cash at the end of the year	72,666	95,120	115,294
Supplemental disclosure of cash flow information:
Interest paid	16,309	10,788	10,217
Income taxes paid	9,526	19,453	5,546
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payables	22,018	56,154	135,711
Purchases of property, plant and equipment included in amount due to related parties – short-term portion	1,826	2,241	26,539
Payables for acquisition of Xinjiang Daqo Investment included in amount due to related parties – short-term portion	-	-	7,899
Payables for acquisition of Xinjiang Daqo Investment included in amount due to related parties – long-term portion	-	15,992	7,899

Our cash, cash equivalents and restricted cash increased by $40.8 million, $22.5 million and $20.2 million in 2017, 2018 and 2019, respectively. As of December 31, 2019, we had $51.8 million in cash and cash equivalents and $62.6 million in restricted cash for continuing operations. Restricted cash was primarily comprised of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit, bank notes and short-term borrowings. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturities of three months or less.

As of December 31, 2019, we had a working capital deficit (total current assets less total current liabilities) of $270.8 million, primarily due to an increase in our loans and notes payable to support the construction of our phase 4A expansion project and an increase in payables for purchase of property, plant and equipment as we completed the construction of our phase 4A expansion project. We had cash, cash equivalents and restricted cash of $114.4 million from continuing operations and short-term and long-term borrowings of $128.6 million and $151.5 million, respectively, as of December 31, 2019. In addition, we have a total capital commitment of $53.9 million. There is substantial doubt as to our ability to continue as a going concern. As such, Daqo Group and its affiliates have agreed that they will not require us to repay our debt to them before April 30, 2021.

Our continuation as a going concern is dependent upon continued financial support from Daqo Group and certain of our shareholders, as well as our ability to continue to obtain other sources of financing and our operating cash flow. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We had a significant working capital deficit as of December 31, 2019. Daqo Group and certain of our shareholders have provided financial support to us to meet certain of our working capital requirements and obligations as they become due. If we are not able to generate adequate operating cash flow or obtain adequate financial support from Daqo Group or from other sources, we will face the risk of not being able to continue as a going concern.”

Operating Activities

Net cash provided by operating activities from continuing operations for the year ended December 31, 2019 was $180.0 million, primarily resulting from $420.3 million of cash we received from the sale of our products, partially offset by our payments for raw materials and utilities of $184.2 million, taxes paid of $6.8 million, employee salaries and welfare payments of $32.5 million and interest expense payments of $16.8 million. We generated positive operating cash flow in 2019. The fluctuation was primarily due to the lower selling price which is partially offset by the expansion in our polysilicon manufacturing capacity.

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

Investing Activities

Net cash used in investing activities from continuing operation for the year ended December 31, 2019 was $263.3 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $285.6 million.

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

Financing Activities

Net cash provided by financing activities from continuing operation for the year ended December 31, 2019 was $105.0 million, primarily resulting from proceeds received from by the bank borrowings in the amount of $178.2 million which partially offset by the repayment of bank borrowings in the amount of $74.6 million.

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

Net cash used in financing activities from continuing operation for the year ended December 31, 2017 was $28.6 million, primarily resulting from the repayment of bank borrowings in the amount of $96.2 million partially offset by proceeds received from by the bank borrowings in the amount of $65.3 million.

Capital Expenditures

In 2017, we made capital expenditures of $21.0 million for the Phase 3A expansion project and $11.3 million for the Phase 3B expansion project for our polysilicon facilities in Xinjiang. In 2018, we made capital expenditures of $96.5 million, $84.7 million and $56.1 million, respectively, for our Phase 3A, Phase 3B and Phase 4A expansion projects of our polysilicon facilities in Xinjiang. In 2019, we incurred capital expenditures of $1.8 million, $18.9 million, $247.2 million, and $24.0 million for our Phase 3A, Phase 3B, Phase 4A expansion projects and debottlenecking projects.

Our capital expenditures will increase in the future. We expect that the total capital expenditure for our Phase 4A expansion will be approximately $425.2 million, of which $294.0 million had been spent as of December 31, 2019. Capital expenditure of $53.9 million for our Phase 4A has been included in our capital commitments, which will be paid within one year after December 31, 2019. In the event that we conduct potential expansion projects in the future, we expect that completion of any such expansion projects will be subject to obtaining additional funding, and we intend to use cash generated from operating activities and take other actions to obtain alternative sources of financing, such as obtaining loan facilities from financial institutions, obtaining financial support from Daqo Group and certain of our shareholders or entering into capital arrangements to meet our capital expenditure requirements. In contrast, the average unit production cost decreased from our Phase 1 to Phase 3B for the year ended December 31, 2019. The cost per unit in Phase 1, Phase 2A, Phase 2B, Phase 3A, Phase 3B and 4A was $114.0/kg, $56.8/kg, $26.7/kg, $16.5/kg, $14.2/kg, and $12.3/kg for the year ended December 31, 2019. For additional information, see also “— B. Liquidity and Capital Resources” and “Item 4. Information on the Company — B. Business Overview — Manufacturing Capacity” in this annual report.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development.” See “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D.	Trend Information

Market Trends

Global solar PV installations in 2019 totaled approximately 115 GW to 120 GW, representing a 10.6~15.4 % increase from 104 GW in 2018. Despite China’s issuance of a new solar PV policy on May 31, 2018 that reduced solar installation quotas in China in the second half of 2018, China continued to rank as the largest solar PV market globally with total installations of 44.1 GW in 2018, with the United States, India and Japan ranking the top four globally in 2018. Due to the long-delayed announcement of the subsidy policy, the annual newly added solar PV installations were estimated to be approximately 30 GW in China in 2019, which were significantly lower compared with 44.1 GW in 2018. According to several solar PV market reports, we expect global solar installations in 2020 to be approximately 110 to 125 GW in light of the impact of the outbreak of COVID-19.

Operational Trends

We successfully completed the construction of our Phase 2A facilities in Xinjiang in September 2012 and fully ramped up capacity to 5,000 MT at our Phase 2A facilities prior to the end of March 2013. We also completed a “debottlenecking” project prior to the end of 2013, which increased our annual capacity to 6,150 MT. We fully ramped up capacity of our Phase 2B expansion project and expanded the production capacity at our Xinjiang polysilicon facilities to 12,150 MT. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. As a result, we lowered our production cost of polysilicon (including depreciation) and cash cost (excluding depreciation) to $9.74/kg and $7.69/kg, respectively, in the fourth quarter of 2015. In 2016, we continued to focus on polysilicon manufacturing improvement to further lower our cost structure. We achieved our record low cost structure in the third quarter of 2016, with production cost (including depreciation) and cash cost (excluding depreciation) of $8.66/kg and $6.88/kg, respectively. We completed the construction and installation of Phase 3A by the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our board of directors approved Phase 3B expansion project. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and began pilot production in September of 2019 and ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale.

 Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2019 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2019:

	Payments due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands of US$)
Contractual obligations:
Long-term debt(1)(2)	201,067	49,549	112,742	38,776	-
Interest payment on long-term debt(3)	22,024	10,333	10,548	1,143	-
Capital commitments(4)	53,871	53,871	-	-	-
Operating lease obligations(5)	205	91	114	-	-
Total obligations	277,167	113,844	123,404	39,919	-

Notes:

(1)	Excludes interest payments.

(2)	As of December 31, 2019, long-term bank loans including the current portion in the amount of $201.1 million, of which $56.7 million were secured by Xinjiang Daqo with its land use rights and equipment as collaterals, and guaranteed by Daqo Group and Daqo New Energy. The long-term loans in the amount of $117.0 million were guaranteed by Daqo Group, Chongqing Daqo and three affiliated companies under Daqo Group. The rest of the long-term loans in the amount of $27.3 million were guaranteed by Daqo Group.

(3)	All long-term bank borrowings are bearing the variable interests, which are based on the five-year long term interest rate issued by People’s Bank of China, and the interest payments are calculated based on the current interest rate in effect of each borrowing.

(4)	Represents commitments relating to our purchase of property, plant and equipment for our production capacity expansion, including payment commitments to our project contractors.

(5)	Represents Xinjiang Daqo’s obligation under the lease agreement with Daqo Group until April 2022.

G.	Safe Harbor

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

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Guangfu Xu	77	Chairman of the board of directors
Longgen Zhang	55	Chief executive officer and director
Xiang Xu	49	Director
Dafeng Shi	48	Director
Fumin Zhuo	68	Independent director
Rongling Chen	78	Independent director
Minsong Liang	51	Independent director
Shuming Zhao	67	Independent director
Arthur Wong	60	Independent director
Ming Yang	45	Chief financial officer
Qiangmin Zhou	51	Chief operation officer
Xiyu Wang	41	Chief technology officer
Shihua Su	44	Chief marketing officer

Mr. Guangfu Xu is the chairman of our Board of Directors. Mr. Xu is principally responsible for formulating our strategic development objectives. Mr. Xu has been the chairman of Daqo Group since January 1984 and currently holds directorship positions with 30 subsidiaries and affiliated entities of Daqo Group. Mr. Xu has served as chairman of our board of directors since our incorporation in November 2007. Mr. Xu joined Xinba General Company, the predecessor entity of Daqo Group, in 1966 and has been instrumental in building Daqo Group from a small township and village enterprise to a leading manufacturer of electrical systems in China. Mr. Xu is a member of the Ninth People’s Congress of Jiangsu Province and the vice chairman of the Standing Committee of the Ninth Yangzhong City People’s Congress. Mr. Xu was named a National Township and Village Entrepreneur by the Ministry of Agriculture of China in 2001 and 2002 and a Pioneer in Electricity Industry in 2012. Mr. Xu graduated from secondary school in 1960.

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

Mr. Shuming Zhao is one of our independent directors. Mr. Zhao has served as our director since October 2011. Mr. Zhao is senior professor and honorary dean of the School of Business, Nanjing University, China. In addition, Mr. Zhao is a distinguished visiting professor at the College of Business, the University of Missouri-St. Louis, USA; and visiting professor at Peter Drucker Graduate School of Management, Claremont Graduate University, USA. Mr. Zhao serves as independent directors of Scully Royalty Ltd, a NYSE-listed company. Mr. Zhao received his bachelor’s degree in English language and literature from Nanjing University and a master’s degree in education and a Ph.D. in management, both from Claremont Graduate University, USA.

Mr. Arthur Wong is one of our independent directors. Mr. Wong has served as our director since December 2012. Mr. Wong currently serves as an independent director and Chairman of the Audit Committee of Tarena International, Inc. (NASDAQ: TEDU), Canadian Solar Inc. (NASDAQ: CSIQ) and Maple Leaf Educational Systems Limited (HKSE: 1317). From 2008 to 2018, Mr. Wong served as Chief Financial Officer for Asia New-Energy, Nobao Renewable Energy, GreenTree Inns Hotel Management Group and Beijing Radio Cultural Transmission Company Limited sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, with his last position as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants, the Chartered Association of Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

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

Mr. Qiangmin Zhou is our chief operating officer. First joining us in 2007, Mr. Qiangmin Zhou served as the General Manager of the polysilicon business group until April 2013, when he resigned from us for personal reasons. Mr. Zhou rejoined us in June 2014, first serving as the Chief Operations Officer until March 1, 2016 and then as the Chief Technology Officer until June 7, 2019. Mr. Zhou has over 25 years of experience in chemical and materials industry. Mr. Zhou holds a bachelor’s degree from Tianjin University of Science and Technology and an MBA degree from Chongqing University.

Mr. Xiyu Wang is our chief technology officer. First joining us in 2007, Mr. Xiyu Wang worked in several technology and process departments in our Chongqing and Xinjiang facilities and served as the Deputy General Manager of Xinjiang Daqo New Energy until June 7, 2019. Mr. Wang holds a master’s degree from Beijing University of Chemical Technology.

Mr. Shihua Su is our chief marketing officer. Mr. Su was formerly our interim financial officer from May 2015 to July 2015 and served as the general manager of our Xinjiang polysilicon manufacturing facilities from October 2012 to April 2015. He holds a master degree from Jiangsu University of Industrial Project Finance Management.

Composition of Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration. Subject to our Fourth Amended and Restated Memorandum and Articles of Association, the directors may exercise all the powers of our company to borrow money, mortgage his or her undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. We have majority-independent board, compensation committee and nominating and corporate governance committee and a fully independent audit committee.

B.	Compensation

In 2019, our aggregate payments of cash to directors or executive officers was approximately $1.7 million. See “— Share Incentive Plans.” Our PRC subsidiaries are and were required, as the case may be, by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. We have accrued or set aside, in the aggregate, approximately $17 thousand for pension or similar retirement benefits for our executive officers and directors, as required under PRC laws, for the fiscal year ended December 31, 2019. Other than the aforementioned statutorily required contributions, we have not set aside or accrued any other amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Plan Administration. Our Board of Directors, or a committee designated by our board or directors, will administer the plan. The committee or the full Board of Directors, as appropriate, will determine the provisions and terms and conditions of each award and may delegate their authorities to one or more officers of the Company.

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

Plan Administration. Our Board of Directors, or a committee designated by our Board of Directors, will administer the plan. The committee or the full Board of Directors, as appropriate, will determine the provisions and terms and conditions of each award and may delegate their authorities to one or more officers of the Company. Any grant or amendment of awards to any committee member requires an affirmative vote of a majority of the board members who are not on the committee.

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

Plan Administration. Our Board of Directors, or a committee designated by our Board of Directors, will administer the plan. The committee or the full Board of Directors, as appropriate, will determine the provisions and terms and conditions of each award and may delegate their authorities to one or more officers of the Company. Any grant or amendment of awards to any committee member requires an affirmative vote of a majority of the board members who are not on the committee.

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

As of the date of this annual report, excluding the expired and cancelled options, we have granted options to purchase a total of 19,002,067 of our ordinary shares, of which options to purchase a total of 6,765,117 ordinary shares are outstanding as of the date of the annual report, and 57,019,633 restricted share units, all of which are outstanding as of the date of the annual report, under these plans.

The following table summarizes the options granted to our senior executive officers, directors and to other individuals as a group since 2014, without giving effect to the options that were exercised or terminated, if any.

Name	Number of Shares*	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Directors and officers as a group	4,684,166	$0.59	January 28, 2014	January 27, 2024
	6,193,125	$0.59	January 12, 2015	January 11, 2025
	1,000,000	$0.59	July 6, 2015	July 5, 2025
	9,954,992	N/A	February 3, 2017	February 2, 2027
	29,365,641	N/A	June 6, 2018	June 5, 2033
	5,600,000	N/A	December 21, 2018	December 20, 2033
Other individuals as a group	1,500,000	$0.59	January 28, 2014	January 27, 2024
	941,250	$0.59	January 12, 2015	January 11, 2025
	2,699,000	N/A	February 3, 2017	February 2, 2027
	6,990,000	N/A	June 6, 2018	June 5, 2033
	2,505,000	N/A	December 21,2018	December 20, 2033
Total	71,433,174

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

In 2019, our audit committee held meetings or passed resolutions by unanimous written consent five times.

Compensation Committee

Our Compensation Committee consists of Mr. Dafeng Shi, Mr. Shuming Zhao and Mr. Fumin Zhuo, and is chaired by Mr. Shi. Mr. Shuming Zhao and Mr. Fumin Zhuo satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. Our Compensation Committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the Compensation Committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee is responsible for, among other things:

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

In 2019, our Compensation Committee held meetings or passed resolutions by unanimous written consent twice.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee consists of Mr. Xiang Xu, Mr. Shuming Zhao and Mr. Rongling Chen, and is chaired by Mr. Xu. Mr. Shuming Zhao and Mr. Rongling Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The Corporate Governance and Nominating Committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The Corporate Governance and Nominating Committee is responsible for, among other things:

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

In 2019, our Corporate Governance and Nominating Committee held meetings or passed resolutions by unanimous written consent twice.

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

As of December 31, 2019, we employed 1,892 employees, including 949 in manufacturing, 271 in equipment maintenance, 60 in quality assurance, 12 in purchasing, 451 in research and development, 6 in sales and marketing and 143 in general and administrative. In addition, we engaged independent contractors and temporary personnel from time to time. All of these employees and independent contractors are located at our facilities in Chongqing, Shanghai and Xinjiang, China. We had a total of 1,702, 1,518 and 1,892 employees as of December 31, 2017, 2018 and 2019, respectively.

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

The calculations in the table below are based on 347,419,152 ordinary shares outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Guangfu Xu(1)	47,053,492	13.3%
Xiang Xu(2)	44,450,428	12.6%
Dafeng Shi(3)	10,644,072	3.0%
Longgen Zhang(4)	9,417,425	2.6%
Fumin Zhuo(5)	*	*
Rongling Chen(6)	*	*
Minsong Liang(7)	*	*
Shuming Zhao(8)	*	*
Arthur Wong(9)	*	*
Ming Yang(10)	*	*
Qiangmin Zhou(11)	*	*
Xiyu Wang(12)	*	*
Shihua Su(13)	*	*
All directors and executive officers as a group	115,781,331	30.7%

Principal Shareholders:
Gold Intellect Limited(14)	39,000,000	11.2%
Duke Elite Limited(15)	25,641,025	7.4%
FengHe Fund Management Pte. Ltd.(16)	21,399,100	6.2%
Plenty China Limited(17)	14,820,000	4.3%

*       Beneficially owns less than 1% of our ordinary shares

Notes:

(1)	Consists of (i) 39,000,000 ordinary shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu, (ii) 16,000 ADSs, representing 400,000 ordinary shares owned by Mr. Guangfu Xu as a result of cash exercise of options, and (iii) 7,653,492 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Guangfu Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.

(2)	Consists of (i) 1,025,641 ADSs, representing 25,641,025 ordinary shares, beneficially owned by Duke Elite Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, (ii) 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, and (iii) 3,989,403 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Xiang Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.

(3)	Consists of (i) 5,449,584 ordinary shares held by Lucky Prosper Investments Limited, a British Virgin Islands company wholly owned and controlled by Mr. Dafeng Shi, (ii) 24,000 ADSs, representing 600,000 ordinary shares owned by Mr. Dafeng Shi as a result of cash exercise of options, and (iii) 4,594,488 ordinary shares issuable upon exercise of options held by Mr. Shi that are exercisable within 60 days of the date of this annual report. Mr. Dafeng Shi’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Shi is a director of our company.

(4)	The business address of Mr. Zhang is Unit 29D, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.

(5)	The business address of Mr. Zhuo is Unit 3501, Two IFC, 8 Century Avenue, Pudong District, Shanghai, China.

(6)	The business address of Mr. Chen is No.585, Jianguoxi Road, Shanghai, PRC.

(7)	The business address of Mr. Liang is Room 806, Tower C, Vantone Center, No. 6 Chaoyangmenwai Street, Chaoyang District, Beijing, PRC.

(8)	The business address of Mr. Zhao is 2002 Anzhong Building, School of Business, Nanjing University, 16 Jinyin Jie, Nanjing, PRC.

(9)	The business address of Mr. Wong is Unit 29D, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.

(10)	The business address of Mr. Yang is Unit 29D, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.

(11)	The business address of Mr. Zhou is No.16 WeiLiu Road, Chemical New Material Industry Park, Economic- Technological Development Zone, Shihezi, Xinjiang, PRC.

(12)	The business address of Mr. Wang is No.16 WeiLiu Road, Chemical New Material Industry Park, Economic- Technological Development Zone, Shihezi, Xinjiang, PRC.

(13)	The business address of Mr. Su is Unit 29D, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.

(14)	Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.

(15)	Duke Elite Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company represented by ADSs held by Duke Elite Limited.

(16)	Pursuant to the Schedule 13G filed on January 24, 2020, the business address of FengHe Fund Management Pte. Ltd. is Six Battery Road, #26-04/05 Singapore 049909.

(17)	Plenty China Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company held by Plenty China Limited.

To our knowledge, as of the date of this annual report, 290,423,515 ordinary shares, representing approximately 83.6% of our total outstanding shares (including 74,600,000 ordinary shares issued to JPMorgan Chase Bank, N.A. for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans), were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our directors or executive officers that are shareholders or principal shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Related party transactions with Daqo Group

In 2018, we approved for our subsidiary, Xinjiang Daqo, to acquire an 100% equity interest of Xinjiang Daqo Investment, a wholly-owned subsidiary of Daqo Group and an affiliated company of the Company, for a total consideration of $16.0 million in December 2018. Pursuant to the supplementary agreements, we are not required to pay the consideration until 2020.

In 2019, we recorded $69,028 rental expenses under our lease agreement with Daqo Group.

Related party transactions with Zhenjiang Daqo

In 2019, we sold $3,987,080 of polysilicon to Zhenjiang Daqo.

Related party transactions with Daqo Solar

In 2019, we received interest-free loans of $16,004,820 from Daqo Solar and repaid $16,004,820 during the same year.

Related party transaction with Nanjing Daqo Transformer

In 2019, we purchased fixed asset and raw materials in the amount of $12,337,022 and $59,974, respectively, from Nanjing Daqo Transformer. In addition, we received interest-free loans of $1,842,582 from Nanjing Daqo Transformer and repaid $1,842,582 during the same year.

Related party transactions with Chongqing Daqo Tailai

Chongqing Daqo Tailai Electric Co., Ltd., or Chongqing Daqo Tailai, is wholly owned by Daqo Group.

In 2019, we purchased fixed asset and raw materials in the amount of $15,212,713 and $6,409, respectively, from Chongqing Daqo Tailai. In addition, we received interest-free loans of $2,540,969 from Chongqing Daqo Tailai and repaid $2,540,969 during the same year.

Related party transactions with Jiangsu Daqo

Jiangsu Daqo Changjiang Electric Co., Ltd., or Jiangsu Daqo, is wholly owned by Daqo Group.

In 2019, we purchased fixed asset in the amount of $4,115,164 from Jiangsu Daqo.

Related party transactions with Nanjing Daqo Electric

Nanjing Daqo Electric Co., Ltd., or Nanjing Daqo Electric, is wholly owned by Daqo Group.

In 2019, we purchased fixed assets in the amount of $6,228,522 from Nanjing Daqo Electric.

Related party transactions with Nanjing Daqo Automation

Nanjing Daqo Automation Technology Co., Ltd., or Nanjing Daqo Automation, is wholly owned by Daqo Group.

In 2019, we purchased fixed assets in the amount of $860,483 from Nanjing Daqo Automation.

Related party transactions with Zhenjiang Electric

Zhenjiang Electric Equipment Co., Ltd., or Zhenjiang Electric, is wholly owned by Daqo Group.

In 2019, we purchased raw materials in the amount of $1,699,536 from Zhenjiang Electric.

Related party transactions with Syned Fire Safety Services

Syned Fire Safety Service Co., Ltd., or Syned Fire Safety Service, is 15.29% owned by Xinjiang Daqo.

In 2019, Syned Fire Safety Service provided fire safety service fee in the amount of $113,491 to us.

Related party transactions with other subsidiaries of Daqo Group

In 2019, we received income from sales of materials in the amount of $382,704 from other subsidiaries of Daqo Group. In addition, we purchased fixed assets and raw material in the amount of $272,937 and $64,024, respectively, from other subsidiaries of Daqo Group. We also recorded $4,393 in rental expenses in 2019 under our lease agreement with other subsidiaries of Daqo Group.

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

Dividends

Subject to the PFIC rules discussed below under “Passive Foreign Investment Company Considerations,” the gross amount of any cash or property distribution (including the amount of any taxes withheld) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the depositary in the case of ADSs or by a U.S. Holder in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States has determined is satisfactory for purposes of this condition and which includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to the recipient (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Based on our income and assets, we do not believe that we were a PFIC for the taxable years ended December 31, 2019 and December 31, 2018, and we do not anticipate becoming a PFIC in the current taxable year or the foreseeable future, as discussed below under “Passive Foreign Investment Company Considerations.” Our ADSs are listed on the NYSE, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the NYSE. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since our ordinary shares are not listed on an established securities market in the United States, it is unclear whether the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event our company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Chinese Taxation,” above), we may be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of the Treasury of the United States has determined is satisfactory for purposes of qualified dividend income treatment, in which case dividends paid with respect to our ADSs or ordinary shares, regardless of whether they are backed by our ADSs, may be treated as qualified dividend income. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends-received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below under “Passive Foreign Investment Company Considerations,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any such capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. Long-term capital gain of noncorporate U.S. Holders is generally eligible for a reduced rate of tax. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the PRC EIT Law and gain from the disposition of ADSs or ordinary shares is subject to the tax in the PRC (see “Chinese Taxation,” above), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income. U.S. Holders are urged to consult with their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of a foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other intangible assets are generally taken into account for determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and we do not anticipate becoming a PFIC in future taxable years, although there can be no assurance in this regard. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

Foreign Financial Asset Reporting

U.S. Holders who hold “specified foreign financial assets,” including any financial accounts held at a non-U.S. “financial institution,” as well as stock of a non-U.S. corporation that is not held in an account maintained by a “financial institution,” and whose aggregate value of all foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS) on the last day of the taxable year or $75,000 at any time during the taxable year may be required to attach to their tax return for the year certain information relating to such specified foreign financial assets as required by the IRS, currently on IRS Form 8938. Regulations extend this reporting requirement to certain entities that are treated as formed or availed to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. A U.S. Holder who fails to timely furnish the required information may be subject to penalties. Each U.S. Holder is advised to consult its tax advisor regarding its reporting obligations under this rule.

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

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred on our short-term and long-term borrowings and interest income generated by excess cash which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2019, we had outstanding long-term bank borrowings of $201.1 million mostly bearing floating rates which are subject to adjustment every 12 months based upon the PRC government’s standard interest rate. The weighted average interest rate as of December 31, 2019 for the long-term bank borrowings was 5.7%. We are currently not engaged in any interest rate hedging activities. A hypothetical five percentage point increase in interest rates would have resulted in an increase of approximately $0.5 million in our interest expense for the year ended December 31, 2019.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to (1) the Euro or U.S. dollar income or that we may generate in the future for sale of our photovoltaic products in the international market, (2) the U.S. dollar proceeds of a small portion of our follow-on offering in April 2018, most or substantially all of which we expect to convert into RMB over time for the uses discussed under “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds” and (3) the U.S. dollar and Euro denominated equipment purchase prices that we need to pay from time to time. We believe the impact of foreign currency risk is not material and we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while we use the U.S. dollar as our functional and reporting currency and the ADSs will be traded in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2019, from continuing operations, we had RMB-denominated cash, cash equivalents, and short-term investments of RMB793.4 million and U.S. dollar-denominated cash, cash equivalents and short-term investments of $1.4 million. Assuming we had converted the U.S. dollar-denominated cash, cash equivalents and short-term investments of $1.4 million into RMB at the exchange rate of $1.00 for RMB6.9618 as of December 31, 2019, this cash, cash equivalents and short-term investments would have been RMB802.8 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, this cash, cash equivalents and short-term investments would have decreased to RMB801.9 million.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADS program established pursuant to the deposit agreement, by making available a set amount or a portion of the depositary fees charged in respect of the ADS program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. For the year ended December 31, 2019, we received $80,273 from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program. In December 2012, we instructed the depositary bank to change the ratio of shares of our company by each ADS from five shares to twenty five shares per ADS. In accordance with the agreement between our company and the depositary bank, the latter ceased any reimbursement and waiver, and charged “Termination/Revision Fees” of $1 million to our company.

Part II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2019. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2019.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2019, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2019, has also audited the effectiveness of internal control over financial reporting as of December 31, 2019.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF DAQO NEW ENERGY CORP.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Daqo New Energy Corp and its subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and the related financial statement schedule included in Schedule I as of and for the year ended December 31, 2019 of the Company and our report dated April 24, 2020 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 24, 2020

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2019, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Years Ended December 31,
	2018	2019
	(in US$ thousands)
Audit fees(1)	833	724
Tax fees(2)	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Tax fees” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

None.

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

ITEM 18.  FINANCIAL STATEMENTS

The consolidated financial statements of Daqo New Energy Corp. are included at the end of this annual report.

ITEM 19.  EXHIBITS

Exhibit Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2016 (File No. 001-34602))
2.1	Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder dated October 11, 2016 (incorporated herein by reference to Exhibit (a) to the Post-Effective Amendment No. 2 to Form F-6 Registration Statement filed with the Securities and Exchange Commission on October 11, 2016 (File No. 333-164310))
2.2*	Description of the Rights of Ordinary Shares and ADSs
4.1	2009 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.4	English translation of the Trademark License Agreement among Daqo Group, Chongqing Daqo and Nanjing Daqo dated as of May 8, 2009 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.5	Non-Competition Agreement among Daqo Group, Daqo Cayman (formerly known as Mega Stand International Limited) and Chongqing Daqo dated as of July 1, 2008 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1, as amended (File No. 333-164307))
4.6	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015 (File No. 001-34602))
4.7	English Summary of Fixed Assets Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated June 24, 2015 (incorporated herein by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))
4.8	English Summary of Fixed Assets Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated June 22, 2016 (incorporated herein by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))
4.9	English Summary of Fixed Assets Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated November 10, 2016 (incorporated herein by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))
4.10	English translation of Bank Acceptance Agreement between Xinjiang Daqo New Energy Co., Ltd., and Xinjiang Shihezi Rural Cooperative Bank dated November 26, 2018 (incorporated herein by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2019 (File No. 001-34602))
4.11*	Letter of Financial Support from Daqo Group and certain of our shareholders dated February 25, 2020
4.12	English translation of Equity Transfer Agreement between Daqo Group Co., Ltd., and Xinjiang Daqo New Energy Co., Ltd. dated December 20, 2018 (incorporated herein by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2019 (File No. 001-34602))
4.13	English translation of Three-Party Debt Service Agreement among Daqo Group Co., Ltd., Xinjiang Daqo New Energy Co., Ltd. and Xinjiang Daqo Investment Co., Ltd. dated December 20, 2018 (incorporated herein by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2019 (File No. 001-34602))
4.14	Underwriting Agreement dated April 12, 2018 between the Registrant and the underwriter (incorporated herein by reference to Exhibit 1.1 of our Form 6-K filed with the Securities and Exchange Commission on April 12, 2018 (File No. 001-34602))
4.15	English Summary of Cooperatives Loan Agreement among Xinjiang Daqo New Energy Co., Ltd., Xinjiang Shihezi Rural Cooperative Bank and other four banks dated November 1, 2018 (incorporated herein by reference to Exhibit 4.28 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2019 (File No. 001-34602))
4.16	English Summary of Mortgage Contract among Xinjiang Daqo New Energy Co., Ltd., Xinjiang Shihezi Rural Cooperative Bank and other four banks dated November 1, 2018 (incorporated herein by reference to Exhibit 4.29 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2019 (File No. 001-34602))
4.17	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 of our Form S-8 filed with the Securities and Exchange Commission on May 11, 2018 (File No. 333-224865))
4.18*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated October 9, 2019

4.19*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated July 15, 2019
4.20*	English Summary of Cooperatives Loan Agreement among Xinjiang Daqo New Energy Co., Ltd., Xinjiang Shihezi Rural Cooperative Bank and other three banks dated December 24, 2019
4.21*	English Summary of Cooperatives Loan Agreement among Xinjiang Daqo New Energy Co., Ltd., Xinjiang Shihezi Rural Cooperative Bank and other seven banks dated March 14, 2019
4.22*	English Summary of Credit Line Agreement between Xinjiang Daqo New Energy Co., Ltd. and China Guangfa Bank, Urumqi Branch dated May 27, 2019
4.23*	English Summary of Fixed Asset Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Bank of China, Zhenjiang Branch dated April 17, 2019
4.24*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Bank of China, Shihezi Branch dated May 5, 2019
4.25*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and China Everbright Bank, Urumqi Branch dated February 28, 2019
4.26*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and China Minsheng Bank, Urumqi Branch dated September 3, 2019
8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant dated March 26, 2019 (incorporated herein by reference to Exhibit 11.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2019 (File No. 001-34602))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*       Filed with this annual report on Form 20-F

**       Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DAQO NEW ENERGY CORP

By:	/s/ Longgen Zhang
Name:	Longgen Zhang
Title:	Chief Executive Officer

Date: April 24, 2020

DAQO NEW ENERGY CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

DAQO NEW ENERGY CORP.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. and its subsidiaries (the “Company”) as of December 31, 2018, and 2019, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and the financial statement schedule listed in the Index at Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Daqo New Energy Corp. and its subsidiaries as of December 31, 2018, and 2019, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2020 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Shanghai, China

April 24, 2020

We have served as the Group’s auditor since 2008.

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2019

(In U.S. dollars, except share and per share data)

	December 31,
	2018	2019
ASSETS:
Current assets:
Cash and cash equivalents	$65,419,389	$51,839,535
Restricted cash	28,609,307	62,609,361
Short-term investments	21,807,000	-
Accounts receivable, net of allowance for doubtful accounts of nil as of December 31, 2018 and 2019	1,180,598	13,287
Notes receivable	8,111,044	5,644,392
Prepaid expenses and other current assets	10,335,501	15,343,671
Advances to suppliers	3,327,951	1,544,474
Inventories, net	15,449,367	36,391,463
Amount due from related parties	815,035	16,521
Current assets associated with discontinued operations	5,013,615	925,657
Total current assets	160,068,807	174,328,361
Property, plant and equipment, net	616,974,820	995,027,214
Prepaid land use rights, net	23,923,272	29,593,265
Deferred tax assets	821,137	1,351,883
Investment in an affiliate	649,839	641,972
Operating lease right-of-use assets	-	196,628
Non-current assets associated with discontinued operations	52,491,206	216,698
TOTAL ASSETS	$854,929,081	$1,201,356,021

LIABILITIES AND EQUITY:
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	$38,205,864	$128,611,710
Accounts payable	9,195,467	12,713,395
Notes payable	29,209,130	101,170,607
Advances from customers – short-term portion	10,213,940	33,027,795
Payables for purchases of property, plant and equipment	27,220,943	112,538,482
Accrued expenses and other current liabilities	9,417,702	12,222,100
Amount due to related parties – short-term portion	2,260,007	38,824,827
Income tax payable	5,454,951	4,788,730
Lease liability – short-term portion	-	84,819
Current liabilities associated with discontinued operations	18,675,930	1,163,872
Total current liabilities	149,853,934	445,146,337
Long-term bank borrowings	133,312,370	151,518,023
Advances from customers – long-term portion	7,269,000	2,154,300
Deferred government subsidies	21,462,621	21,033,638
Amount due to related parties – long-term portion	15,991,800	7,899,100
Deferred tax liabilities	1,184,644	6,367,880
Lease liability – long-term portion	-	77,323
Non-current liabilities associated with discontinued operations	723,035	-
Total liabilities	329,797,404	634,196,601

Commitments and contingencies (Note 17)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS—(Continued)

DECEMBER 31, 2018 AND 2019

(In U.S. dollars, except share and per share data)

	December 31,
	2018	2019
Equity:
Ordinary shares;
$0.0001 par value 500,000,000 shares authorized as of December 31, 2018 and 2019; 351,823,578 shares issued and 332,029,752 shares outstanding as of December 31, 2018; 351,823,578 shares issued and 347,419,152 shares outstanding as of December 31, 2019	33,439	34,977
Additional paid-in capital	368,681,449	387,371,083
Retained earnings	171,398,185	200,922,577
Accumulated other comprehensive loss	(13,232,560)	(19,936,848)
Treasury shares, at cost (4,643,150 shares as of December 31, 2018 and 2019)	(1,748,836)	(1,748,836)
Total shareholders’ equity	525,131,677	566,642,953
Non-controlling interest	-	516,467
Total equity	525,131,677	567,159,420
TOTAL LIABILITIES AND EQUITY	$854,929,081	$1,201,356,021

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2017	2018	2019
Revenues	323,199,694	301,599,897	349,990,753
Cost of revenues	(179,151,930)	(203,486,191)	(269,887,185)
Gross profit	144,047,764	98,113,706	80,103,568
Operating (expenses) income:
Selling, general and administrative expenses	(16,042,494)	(27,076,669)	(32,456,520)
Research and development expenses	(676,323)	(2,736,520)	(5,708,325)
Other operating income, net	3,483,481	12,904,390	5,546,487
Total operating expenses, net	(13,235,336)	(16,908,799)	(32,618,358)
Income from operations	130,812,428	81,204,907	47,485,210
Interest expense	(16,262,205)	(10,762,677)	(10,396,961)
Interest income	464,515	1,235,873	983,158
Exchange (loss) gain	(5,853)	1,836,160	(184,926)
Income before income taxes	115,008,885	73,514,263	37,886,481
Income tax expense	(17,332,226)	(11,716,545)	(9,623,447)
Net income from continuing operations	97,676,659	61,797,718	28,263,034
(Loss) income from discontinued operations, net of tax	(3,821,259)	(23,032,181)	1,260,790
Net income	93,855,400	38,765,537	29,523,824
Net income (loss) attributable to non-controlling interest	1,014,272	640,832	(568)
Net income attributable to Daqo New Energy Corp. ordinary shareholders	92,841,128	38,124,705	$29,524,392

NET EARNINGS (LOSS) PER ORDINARY SHARE
Continuing operations	0.36	0.20	$0.08
Discontinued operations	(0.01)	(0.08)	$0.01
Basic—ordinary shares	0.35	0.12	$0.09
Continuing operations	0.35	0.19	$0.08
Discontinued operations	(0.01)	(0.07)	$0.00
Diluted—ordinary shares	0.34	0.12	$0.08
ORDINARY SHARES USED IN CALCULATING EARNINGS (LOSS) PER ORDINARY SHARE
Basic—ordinary shares	265,070,961	311,715,158	339,571,054
Diluted—ordinary shares	272,926,319	325,506,335	349,961,558

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2017	2018	2019
Net income	$93,855,400	$38,765,537	$29,523,824
Other comprehensive income (loss):
Foreign currency translation adjustments	21,978,054	(26,356,406)	(6,701,765)
Total other comprehensive income (loss)	21,978,054	(26,356,406)	(6,701,765)
Comprehensive income	115,833,454	12,409,131	22,822,059
Comprehensive income attributable to non-controlling interest	1,163,319	500,505	1,955
Comprehensive income attributable to Daqo New Energy Corp. ordinary shareholders	$114,670,135	$11,908,626	$22,820,104

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

	Ordinary shares		Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Non- controlling interest	Total
	Number	$
Balance at January 1, 2017	262,956,278	26,532	(1,748,836)	240,111,533	40,432,352	(8,721,820)	1,629,161	271,728,922

Net income	-	-	-	-	92,841,128	-	1,014,272	93,855,400
Other comprehensive income	-	-	-	-	-	21,829,007	149,047	21,978,054
Share-based compensation	-	-	-	4,200,273	-	-	-	4,200,273
Options exercised	5,596,050	560	-	2,764,858	-	-	-	2,765,418
Restricted shares vested	2,366,374	236	-	(236)	-	-	-	-
Balance at December 31, 2017	270,918,702	27,328	(1,748,836)	247,076,428	133,273,480	13,107,187	2,792,480	394,528,067

Net income	-	-	-	-	38,124,705	-	640,832	38,765,537
Other comprehensive loss	-	-	-	-	-	(26,216,079)	(140,327)	(26,356,406)
Share-based compensation	-	-	-	13,788,049	-	-	-	13,788,049
Options exercised	230,225	23	-	110,845	-	-	-	110,868
Restricted shares vested	9,271,350	927	-	(927)	-	-	-	-
Follow-on equity offering, net of issuance costs of $6,919,202	51,609,475	5,161	-	106,616,482	-	-	-	106,621,643
Acquisition of non-controlling interest	-	-	-	1,090,572	-	(123,668)	(3,292,985)	(2,326,081)
Balance at December 31, 2018	332,029,752	$33,439	$(1,748,836)	$368,681,449	$171,398,185	$(13,232,560)	$-	$525,131,677

Net income	-	-	-	-	29,524,392	-	(568)	29,523,824
Other comprehensive loss	-	-	-	-	-	(6,704,288)	2,523	(6,701,765)
Share-based compensation	-	-	-	17,896,942	-	-	-	17,896,942
Options exercised	2,474,950	247	-	793,983	-	-	-	794,230
Restricted shares vested	12,914,450	1,291	-	(1,291)	-	-	-	-
Paid-in capital from non-controlling interests	-	-	-	-	-	-	514,512	514,512
Balance at December 31, 2019	347,419,152	34,977	$(1,748,836)	387,371,083	$200,922,577	$(19,936,848)	$516,467	$567,159,420

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2017	2018	2019
Operating activities:
Net income	$93,855,400	$38,765,537	$29,523,824
Less: (Loss) income from discontinued operations, net of tax	(3,821,259)	(23,032,181)	1,260,790
Net income from continuing operations	97,676,659	61,797,718	28,263,034
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	4,200,273	13,788,049	17,896,942
Depreciation of property, plant and equipment	27,801,924	27,718,260	47,371,130
Non-cash lease expense		-	49,226
Loss on disposal of property plant and equipment	130,666	-	-
Inventory write-down	-	-	326,598
Changes in operating assets and liabilities:
Accounts receivable	1,172,506	(539,597)	1,162,813
Notes receivable	(10,197,038)	12,022,847	2,388,577
Prepaid expenses and other current assets	496,485	(4,699,699)	(5,174,161)
Advances to suppliers	(62,384)	(1,914,816)	1,757,996
Inventories	(7,919,605)	(641,481)	(21,635,212)
Amount due from related parties	212	82	-
Prepaid land use rights	572,722	586,034	582,469
Right-of-use assets	-	-	(247,524)
Accounts payable	4,038,950	(9,449,164)	3,660,080
Notes payable	199,562	(14,204,999)	78,385,678
Accrued expenses and other current liabilities	4,581,224	(918,399)	2,943,201
Income tax payable	7,253,601	(7,314,062)	(605,281)
Advances from customers	8,386,416	2,076,037	18,062,953
Amount due to related parties	1,000	8,793	102,542
Deferred government subsidies	(591,519)	(605,268)	(170,589)
Lease liability	-	-	163,517
Deferred taxes	(85,302)	(151,843)	4,696,450
Net cash provided by operating activities-continuing operations	137,656,352	77,558,492	179,980,439
Net cash provided by operating activities-discontinued operations	5,048,042	17,994,548	1,010,130
Net cash provided by operating activities	142,704,394	95,553,040	180,990,569

Investing activities:
Purchases of property, plant and equipment	(64,084,712)	(143,064,872)	(279,044,684)
Purchases of land use rights	-	-	(6,592,707)
Investment in an affiliate	(63,793)	-	-
Purchase of short-term investments	-	(37,860,000)	-
Repayment of short-term investments	-	15,144,000	21,726,000
Acquisition of Xinjian Daqo Investment	-	443,579	627,157
Net cash used in investing activities-continuing operations	(64,148,505)	(165,337,293)	(263,284,234)
Net cash (used in) provided by investing activities-discontinued operations	(3,752,066)	616,988	1,456,521
Net cash used in investing activities	(67,900,571)	(164,720,305)	(261,827,713)

Financing activities:
Proceeds from related parties loans	19,382,389	34,831,200	20,388,371
Repayment of related parties loans	(19,382,389)	(34,831,200)	(20,388,371)
Proceeds from bank borrowings	65,349,400	56,002,512	178,225,620
Repayment of bank borrowings	(96,200,000)	(59,819,936)	(74,553,606)
Proceeds from options exercised	2,238,854	686,596	791,493
Proceeds from follow-on equity offering	-	113,540,845	-
Insurance costs for follow-on equity offering	-	(6,919,202)	-
Paid-in capital received from non-controlling interests	-	-	514,512
Net cash (used in) provided by financing activities–continuing operations	(28,611,746)	103,490,815	104,978,019
Net cash used in financing activities–discontinued operations	(8,742,573)	(16,778,925)	(2,650,931)
Net cash (used in) provided by financing activities	(37,354,319)	86,711,890	102,327,088
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,335,715	4,909,097	(1,315,735)
Net increase in cash, cash equivalents and restricted cash	40,785,219	22,453,722	20,174,209
Cash, cash equivalents and restricted cash at the beginning of the year (includes $3,723,807, $8,952,260 and $1,091,190 of cash, cash equivalents and restricted cash in current assets associated with discontinued operations on December 31, 2016, 2017 and 2018)	31,880,945	72,666,164	95,119,886
Cash, cash equivalents and restricted cash at the end of the year (includes $8,952,260, $1,091,190 and $845,199 of cash, cash equivalents and restricted cash in current assets associated with discontinued operations on December 31, 2017, 2018 and 2019)	$72,666,164	$95,119,886	$115,294,095

Seesnotes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statements of cash flows.

	Year ended December 31,
	2017	2018	2019
Cash and cash equivalents	$60,676,605	$66,401,408	$52,684,734
Restricted cash	$11,989,559	$28,718,478	$62,609,361
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	$72,666,164	$95,119,886	$115,294,095

	Year ended December 31,
	2017	2018	2019
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	$16,308,829	$10,787,862	$10,214,566
Income taxes paid	$9,526,485	$19,452,799	$5,546,373
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payables	$22,018,200	$56,153,860	$135,701,791
Purchase of property, plant and equipment included in amounts due to related parties – short-term portion	$1,825,617	$2,240,686	$26,539,448
Payables for acquisition of Xinjiang Daqo Investment included in amounts due to related parties – short-term portion	-	-	7,899,100
Payables for acquisition of Xinjiang Daqo Investment included in amounts due to related parties – long-term portion	$-	$15,991,800	$7,899,100

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Daqo New Energy Corp. (the “Company”) and its wholly owned subsidiaries, Chongqing Daqo New Energy Co., Ltd. (“Chongqing Daqo”), Xinjiang Daqo New Energy Co., Ltd. (“Xinjiang Daqo”), Xinjiang Daqo Investment Co., Ltd. (“Xinjiang Daqo Investment”), Xinjiang Daqo Guodi Silicon Material Technology Co.,Ltd. (“Xinjiang Daqo Guodi”), and Xinjiang Daqo Lvchuang Environmental Technology Co.,Ltd. (“Xinjiang Daqo Lvchuang”) are collectively referred to as the Group.

The Company was incorporated on November 22, 2007 in the Cayman Islands. Chongqing Daqo and Xinjiang Daqo were incorporated by the Company on January 14, 2008 and February 22, 2011, respectively, in the Peoples’ Republic of China (“PRC”). Xinjiang Daqo Investment was incorporated by Daqo Group Co, Ltd. (“Daqo Group”), the Company’s ultimate parent company, on March 10, 2011. Xinjiang Daqo Investment was acquired by Xinjiang Daqo in December 2018 and therefore became the Group’s wholly-owned subsidiary.

Prior to September 7, 2018, the Group manufactured and sold polysilicon and wafers through Xinjiang Daqo and Chongqing Daqo. In September 2018, the Group made a strategic decision to discontinue its solar wafer manufacturing operations in its Chongqing business subsidiary. The operational results of the Chongqing wafer business have been excluded from the Groups financial results from continuing operations and have been separately presented under discontinued operations. Retrospective adjustments to the historical statements have also been made to provide a consistent basis of comparison for the financial results (see Note 3). Unless otherwise indicated, amounts provided in the Notes pertain to continuing operations only.

In August 2015, Xinjiang Daqo issued stock representing 1% equity interest to Xinjiang Daqo Investment for total cash proceeds of $2.5 million, which was based on the fair value of Xinjiang Daqo. Xinjiang Daqo Investment’s equity interests in Xinjiang Daqo was presented as a non-controlling interest in the Group’s consolidated financial statements. On December 20, 2018, Xinjiang Daqo acquired 100% equity interest of Xinjiang Daqo Investment for a total cash consideration of $16.0 million. Following this acquisition, Xinjiang Daqo Investment became a subsidiary of Xinjiang Daqo and has been consolidated into the Group’s financial statements as of December 31, 2018. As a result of transaction above, the Group also acquired the non-controlling interest. (see Note 2).

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

As of December 31, 2019, the Group’s current liabilities exceed its current assets by $270.8 million. Additionally, the Company had capital commitments of $53.9 million relating to the purchases of property, plant and equipment to be fulfilled in the next twelve months.

Such negative working capital may raise substantial doubt about the Group’s ability to continue as a going concern, which indicates that it is probable that the Group will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued.

However, the management has evaluated the significance of the conditions and regards the going concern assumption as appropriate based on the following considerations:

1. The Group generated net income and positive cash flow from operations for three consecutive years with a net operating cash inflow of $180.0 million for the year ended December 31, 2019.

2. In connection with the completion of the polysilicon Phase 4A expansion project in Xinjiang, the nameplate capacity of polysilicon increased from 30,000 MT per annum to 70,000 MT per annum starting from January 2020. The Company is expecting more operating cash flow will be generated and unit cost will be furthered reduced starting the year ending December 31, 2020.

3. The Group has performed a review of its cash flow forecasts for the twelve month period after the date that the financial statements are issued and believes that its operating cash flow will be positive.

Furthermore, the management also has plans to alleviate substantial doubt about its ability to continue as a going concern:

1. On February 25, 2020, the Group obtained a letter of financial support from Daqo Group which has committed to provide sufficient financial support to the Group to ensure the Group has the funds required to satisfy its obligations as they come due in the normal course during the twelve months after the date that the financial statements are issued.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Accounts receivable represent those receivables derived in the ordinary course of business. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for doubtful accounts mainly based on aging of the receivables and other factors surrounding the credit risk of specific customers. There is no allowance for doubtful accounts as of December 31, 2018 and 2019, based on the aging of the receivables and the Group’s assessment of the customers’ credit risk.

There is one customer that accounted for 10% or more of accounts receivable amounted to $1,087,719 as of December 31, 2018. There is another customer that accounted for 10% or more of accounts receivable amounted to $13,287 as of December 31, 2019.

From time to time, certain accounts receivable balances are settled in the form of notes receivable. As of December 31, 2018 and 2019, notes receivable represents bank acceptance drafts that are non-interest bearing and due within six to twelve months.

(e) Cash, cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash of $28,609,307 and $62,609,361 as of December 31, 2018 and 2019, respectively, are restricted bank deposits for notes issued by several banks for purchases of raw materials, plant and equipment and pledge of short-term bank borrowings. These deposits carry fixed interest rates and will be released when the related notes or debts are settled by the Group.

(f) Short-term investments

Short-term investments include wealth management products with variable interest rates or principal not-guaranteed with certain financial institutions, whereby the Group has the intent and the ability to hold to maturity within one year. The Group classifies the short-term investments as "held-to-maturity" securities and stated at amortized cost.

For investments classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with ASC 320. The other-than-temporary impairment loss is recognized in earnings equal to the excess of the investments' amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment loss in relation to its short-term investments was recorded for the year ended December 31, 2018 and 2019.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

 (h) Inventories

Inventories are stated at lower of cost or net realizable value. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess inventories to the estimated net realizable value based on historical and forecasted demand. Estimated net realizable value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. The charges to inventories for the years ended December 31, 2017, 2018 and 2019 were nil, $851,008, and $326,598, respectively, of which $851,008 for the year ended December 31, 2018 is from discontinued operations.

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

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the costs of such assets. The Group capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. Interest expense capitalized for the years ended December 31, 2017, 2018 and 2019 was $47,507, $1,203,547 and $6,608,928, respectively.

 (j) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The Group’s land use rights in the PRC are stated at cost less recognized lease expenses. Lease expense is recognized over the term of the agreement on a straight-line basis. The Group recorded lease expenses of $572,722, $586,034 and $582,469, for the years ended December 31, 2017, 2018 and 2019, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

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

For the years ended December 31, 2017, 2018 and 2019, the Group recorded impairment losses for long-lived assets associated with discontinued operations of $2,987,668, $18,769,938 and nil, respectively. Out the recorded total impairment losses, impairment losses of $2,987,668, $11,482,905 and nil incurred in 2017, 2018 and 2019 respectively, were related to the polysilicon assets identified as non-transferrable and/or not able to be reutilized by its Xinjiang polysilicon manufacturing or expansion projects. The remaining impairment losses of $7,287,033 incurred in 2018 were related to the assets of discontinued wafer manufacturing operations. No impairment loss for long-lived assets was recorded from continuing operations.

(l) Lease

Before January 1, 2019, the Group used the Accounting Standards Codification ("ASC Topic 840"), Leases, each lease is classified at the inception date as either a capital lease or an operating lease. All the Group's leases are classified as operating lease under ASC Topic 840. The Group’s reporting for periods prior to January 1, 2019 continued to be reported in accordance with Leases (Topic 840).

In February 2016, the FASB issued Accounting Standards Updates ("ASU") 2016-02, which supersedes existing guidance on accounting for leases in ASC Topic 840-Leases ("ASC 840") and generally requires all leases, including operating leases, to be recognized in the statement of financial position of lessees as right-of-use ("ROU") assets and lease liabilities, with certain practical expedients available.

The Group has lease for its corporate and administrative office located in Shanghai. At the commencement of the lease, management determines its classification as an operating lease. The Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use.

At the commencement date of a lease, the Group recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term. The future fixed lease payments are discounted using the incremental borrowing rate for its January 1, 2019 adoption of ASC 842 and at the commencement date of the lease for agreements commencing after adoption, as the rate implicit in the lease is not readily determinable. The Group uses the parent company’s incremental borrowing rate as the discount rate for the lease as the group is unable to secure outside funding on their own without a parent company guarantee based on the nature of their business and structure within the group.

For the initial measurement of the lease liabilities, the Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as lease liabilities, current and lease liabilities, non-current, respectively, in the consolidated balance sheets. The lease liabilities, current were $84,819 and lease liabilities – long term portion were $77,323 for the year ended December 31, 2019.

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. There is no variable lease payments of the Group. The Right-of-use assets were $196,628 for the year ended December 31, 2019.

(m) Revenue recognition

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

For majority of the sales arrangements, the Group requires payments prior to shipments. For customers with trade credit granted on a short-term basis within 30 days, the Group records accounts receivable at the invoiced amount, net of an estimated allowance for doubtful accounts. As of December 31, 2018 and 2019, accounts receivable totaled $1,180,598 and $13,287, respectively. The Group did not record any allowance for doubtful accounts as of December 31, 2018 and 2019. Advances from customers are to secure their polysilicon supply, which are applied against future purchases. Contract liabilities represent our obligations to transfer polysilicon for which the Group have received considerations from customers. The Group refers to contract liabilities as “advances from customers” on the consolidated financial statements and the related disclosures. The balance in the short-term and long-term advances from customers was $17.5 million and $35.2 million as of December 31, 2018 and 2019, respectively. Revenue recognized from the beginning advances from customers balance as of January 1, 2018 and January 1, 2019 was $16.4 million and $10.2 million, respectively.

Practical Expedients and Exemptions

The Group apply the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, the Group have elected the portfolio approach in applying the new revenue guidance.

The Group’s revenue contracts provide for performance obligations that are fulfilled and transfer control to customers at point in time, involve the same pattern of transfer to the customer, and provide a right to consideration from our customers in an amount that corresponds directly with the value to the customer for the performance completed. Therefore, the Group recognize revenue in the amount to which the Group have a right to invoice.

The Group generally expense incremental costs of obtaining a contract when incurred because the amortization period would be less than one year. These costs primarily relate to sales commissions and are recorded in selling, general and administrative expenses.

(n) Cost of revenues

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

(o) Shipping and handling

Costs to ship products to customers are recorded as selling expenses in the consolidated statements of operations. Costs to ship products to customers were $4,099,716, $4,474,956 and $6,311,797, respectively, for the years ended December 31, 2017, 2018 and 2019.

(p) Research and development expenses

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

(q) Government subsidies

The Group receives unrestricted cash subsidies from local government agencies. The government agencies, at their discretion, determine the amount of the subsidies with reference to fixed assets and land use right payments, value-added tax and income taxes paid, bank loan interest expenses paid or electricity consumed by the Group; The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received for the years ended December 31, 2017, 2018 and 2019 were $3,704,144, $13,136,922 and $5,576,300, respectively. Government grants related to fixed assets are recorded as long term liabilities and amortized on a straight-line basis over the useful life of the associated asset as an offset to depreciation expense. The Group did not receive any government grants related to fixed assets during the years ended December 31, 2017, 2018 and 2019.

(r) Income taxes

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

(s) Share-based compensation

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

A change in any of the terms or conditions of share options is accounted for as a modification of stock options. The Company calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

For the years ended December 31, 2017, 2018 and 2019, the Group recognized share-based compensation expense of $4,200,273, $13,788,049 and $17,896,942, respectively, which was recognized in the statements of operations as follows:

	Year ended December 31,
	2017	2018	2019
Selling, general and administrative expenses	$3,679,145	$12,461,838	$15,463,171
Cost of revenues	521,128	1,326,211	2,083,771
Research and development expenses	-	-	350,000
Total	$4,200,273	$13,788,049	$17,896,942

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

(t) Earnings (loss) per ordinary share

Basic earnings (loss) per ordinary share is computed by dividing the net income attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings (loss) per ordinary share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Diluted earnings per share is computed using the treasury stock method.

(u) Foreign currency translation

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

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to $81,476,636 and $113,101,494 as of December 31, 2018 and 2019, respectively.

(v) Comprehensive income (loss)

Comprehensive income (loss) is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources and included net income and foreign currency translation adjustments. As of December 31, 2017, 2018 and 2019, accumulated other comprehensive income (loss) was comprised entirely of foreign currency translation adjustments.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

(w) Fair value of financial instruments

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

☐	Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

☐	Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

☐	Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use to price an asset or liability.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, notes receivable, amount due from related parties, accounts payable, notes payable, payables for purchase of property, plant and equipment, amounts due to related parties and bank borrowings. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

(x) Non-controlling interest

The Group classified the ownership interest in the consolidated entity held by a party other than the Group to non-controlling interest in the consolidated financial statements. It also reported the consolidated net income at amounts that include the amounts attributable to both the parent and the non-controlling interest on the face of the Consolidated Statements of Operations.

(y) Investment in an affiliate

In January 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-01 Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Subsequent to ASU 2016-02, the FASB issued ASU 2018-03, "Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01.

The Group adopted ASC 321, Investments—Equity Securities on January 1, 2018. Prior to fiscal year 2018, for investee companies over which the Group do not have significant influence or a controlling interest, it were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. Starting from fiscal year 2018, for equity securities without readily determinable fair value that do not qualify for the practical expedient to estimate fair value using net asset value per share, the Group elected to use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

On February 17, 2016, the Group paid $581,581 to acquire 15.29% equity interest in Syned Fire Safety Service Co., Ltd. ("Syned Fire Safety Services"), a company engaging in fire safety activities. The Group measured the investment using the measurement alternative (cost method investment prior to January 1, 2018) as Syned Fire Safety Service is a private company without readily determinable fair value. The Group reviews its investment in Syed Fire Safety Service to determine whether a decline in fair value below the carrying value, if any, is other-than-temporary. No impairment loss occurred during the years ended December 31, 2017, 2018 and 2019. Although assumptions used in estimates of fair value of the investment in Syed Fire Safety Service are management best estimates, such assumptions are, by nature, highly judgmental and may vary significantly from actual results.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

(z) Adoption of new accounting pronouncement

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

In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provided an optional transition method to apply the new lease requirements through a cumulative-effect adjustments in the period of adoption. The Group adopted the standard in the first quarter of 2019 using the modified retrospective method and did not restate comparative periods, as permitted by the standard. In addition, the Group elected the transition practical referred to as the “package of three”, that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carryforward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases.

The Group adopted ASC Topic 842—Leases ("ASC 842") on January 1, 2019 using the modified retrospective transition approach under ASU 2018-11, without adjusting comparative periods presented. The Group elected the practical expedient package to not reassess prior conclusions related to contracts containing leases, lease classification, and initial direct costs for any existing leases and the Group elected to use hindsight in determining the lease term. The adoption did not have a material impact on the Group’s consolidated statements of operations or consolidated statements of cash flows, and the adoption of ASC 842 did not result in a cumulative-effect adjustment to retained earnings. Related accounting policies adopted refer to Note 2(l) Leases.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

(aa) Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2019, and interim periods therein.

The amendments in this Update should be applied on a modified-retrospective basis by means of a cumulative-effect adjustment to the opening balance of retained earnings balance in the statement of financial position as of the date that an entity adopted the amendments in Update 2016-13. The Group does not expect that the related disclosures and the effects upon adoption are material.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which changes certain disclosure requirements, including those related to Level 3 fair value measurements. The standard will be effective for annual reporting periods beginning after December 15, 2019. Early adoption is permitted. The Group does not expect that the related disclosures and the effects upon adoption are material.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

3. EXIT AND DISPOSAL ACTIVITIES

Relocation of polysilicon operations to Xinjiang

Starting 2013, the Group commenced a plan to expand the capacity at the Xinjiang plant and relocate significant production assets, with a carrying value of $144.7 million, from Chongqing Daqo to its Xinjiang plant and implemented a series of relocation process since then.

In the year ended December 31, 2017, the Group relocated machinery and equipment of $0.2 million from Chongqing to its Xinjiang plant for technology improvement. After a comprehensive analysis of the expansion projects and comparability of the remained machinery and equipment, the Group identified assets of $3.0 million that were not transferrable and could not be reutilized by Xinjiang expansion project in 2017. Accordingly, an impairment charge of $3.0 million was recognized during the year. During the year ended December 31, 2017, an additional $0.2 million relocation cost was incurred, which was recorded in selling, general and administrative expenses.

In the year ended December 31, 2018, the Group has continuously assessed the remaining polysilicon assets with a carrying value of $11.5 million in Chongqing and considering the remaining assets became no longer practicable in 2018, and the Group fully impaired the remaining assets.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

Discontinued operations

In September 2018, the Group made a strategic decision to discontinue its Chongqing business subsidiary, including its solar wafer manufacturing operations, to accommodate the increasingly challenging market conditions. Accordingly, the Company recorded impairment losses of $7.3 million for the machinery and equipment related to the discontinued wafer manufacturing operations in 2018. The remaining long-lived assets located in Chongqing including property, plant and equipment of $57.8 million and prepaid land use rights of $1.7 million were considered held for sale as of December 31, 2018. As described earlier, the Group gradually transferred and reutilized significant polysilicon productions assets to Xinjiang plant since 2013. Chongqing Daqo and Xinjiang Daqo entered into long-term lease contract for the machinery and equipment relocated. Considering these assets will continuously and steadily operate along with existing polysilicon facility in Xinjiang plant, the Group decided to record these assets as continuing operations in financial statements as of December 31, 2019, which amounted to $43.1 million.

During the year ended December 31, 2019, following a comprehensive analysis, the Group suspended its plan to sell the idle wafer plant and land use right, instead the Group decided to rent out the idle wafer plant and land in the next 5 years and then sell these assets as appropriate. Accordingly, the Group recorded these assets, amounted to $6.7 million and the related $0.2 million depreciation and amortization expenses, as continuing operations in financial statements. Retrospective adjustments to the historical statements are made to provide a consistent basis of comparison for the financial results.

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

Assets and liabilities of the discontinued operations

	December 31,
	2018	2019
ASSETS:
Cash and cash equivalents	$982,019	$845,199
Restricted cash	109,171	-
Notes receivable	1,524,747	64,629
Prepaid expenses and other current assets	23,889	15,341
Advances to suppliers	6,132	488
Amount due from related parties	2,367,657	-
Total current assets associated with discontinued operations	$5,013,615	$925,657
Long-lived assets held-for-sale	52,491,206	216,698
Total non-current assets associated with discontinued operations	$52,491,206	$216,698

LIABILITIES:
Short-term bank borrowings, including current portion of long-term bank borrowings	$10,176,600	$-
Accounts payable	685,569	541,696
Notes payable	109,171	-
Advances from customers	-	2,046
Payables for purchases of property, plant and equipment	1,074,155	359,119
Accrued expenses and other current liabilities	1,315,848	73,129
Amount due to related parties	5,314,587	187,882
Total current liabilities associated with discontinued operations	$18,675,930	$1,163,872
Deferred government subsidies	723,035	-
Total non-current liabilities associated with discontinued operations	$723,035	$-

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

Results of the discontinued operations

	Year ended December 31,
	2017	2018	2019
Revenues	$29,652,458	$7,112,528	$-
Cost of revenues	(29,960,870)	(9,510,064)	-
Gross loss	(308,412)	(2,397,536)	-
Operating (expenses) income:
Selling, general and administrative expenses	(1,621,977)	(2,723,335)	(147,057)
Research and development expenses	(204,658)	(608)	-
Long-lived assets impairment	(2,987,668)	(18,769,938)	-
Other operating income, net	3,019,556	1,928,362	1,485,183
Total operating income (expenses)	(1,794,747)	(19,565,519)	1,338,126
(Loss) income from operations	(2,103,159)	(21,963,055)	1,338,126
Interest expense	(1,743,124)	(1,074,251)	(78,728)
Interest income	22,716	22,794	1,391
Exchange gain (loss)	2,308	(17,669)	1
(Loss) income from discontinued operations, net of tax of nil	$(3,821,259)	$(23,032,181)	$1,260,790

All notes to the accompanying consolidated financial statements have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable.

Condensed cash flow of the discontinued operations

	Year ended December 31,
	2017	2018	2019

Net cash provided by operating activities	$5,048,042	$17,994,548	$1,010,130
Net cash (used in) provided by investing activities	(3,752,066)	616,988	1,456,521
Net cash used in financing activities	(8,742,573)	(16,778,925)	(2,650,931)

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

4. FOLLOW-ON EQUITY OFFERINGS

In 2018, the Company issued 2,064,379 America depositary shares ("ADSs"), representing 51,609,475 ordinary shares, through a follow-on equity offering. The proceeds, net of issuance cost of $6.9 million, were $106.6 million.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

5. PREPAID EXPENSE AND OTHER CURRENT ASSETS

Prepaid expense and other current assets consist of the following:

	December 31,
	2018	2019
Spare parts	$5,011,781	$2,912,745
Prepaid value added tax (“VAT”)	4,768,552	11,525,475
Prepaid insurance fee	153,751	260,395
Others	401,417	645,056
Total	$10,335,501	$15,343,671

6. INVENTORIES

Inventories consist of the following:

	December 31,
	2018	2019
Raw materials	$3,821,620	$12,965,337
Work-in-process	5,711,848	7,262,021
Finished goods	5,915,899	16,164,105
Total	$15,449,367	$36,391,463

Inventory write-down was nil, nil and $326,598 for the years ended December 31, 2017, 2018 and 2019.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2018	2019
Cost
Buildings and plant	$330,500,911	$400,843,258
Machinery and equipment	335,808,916	821,582,040
Furniture, fixtures and equipment	25,953,939	44,550,155
Motor vehicles	582,375	905,217
Less: Accumulated depreciation	(133,334,881)	(288,194,536)
Property, plant and equipment, net	$559,511,260	$979,686,134
Construction in process	57,463,560	15,341,080
Total	$616,974,820	$995,027,214

Due to the change of management's plan as described in Note 3, machinery and equipment of $43.1 million as well as plant of $5.1 million are reclassified from assets held for sale to property, plant and equipment as of December 31, 2019.

Depreciation expense was $27,801,924, $27,718,260 and $47,371,130 for the years ended December 31, 2017, 2018 and 2019, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

8. BORROWINGS

The Group’s bank borrowings consist of the following:

	December 31,
	2018	2019
Short-term bank borrowings	$34,135,224	$79,062,810
Long-term bank borrowings, current portion	4,070,640	49,548,900
Total borrowings, current	38,205,864	128,611,710
Long-term bank borrowings, non-current portion	133,312,370	151,518,023
Total	$171,518,234	$280,129,733

 Short-term bank borrowings

The Group’s short-term bank borrowings consist of the following:

	December 31,
	2018	2019
Short-term borrowings guaranteed by Daqo Group and its related parties	$29,076,000	$79,062,810
Short-term borrowings pledged by certificate of deposit	5,059,224	-
Total	$34,135,224	$79,062,810

The weighted average interest rate on the short-term bank borrowing was 5.1%, 5.0% and 5.3% in the years ended December 31, 2017, 2018 and 2019, respectively.

Long-term bank borrowings

The long-term bank borrowings, including current portion, as of December 31, 2018 and 2019 are comprised of:

	December 31,
	2018	2019
Borrowing from Shihezi Rural Cooperative Bank	$17,445,600	$27,287,800
Borrowing from Chongqing Rural Commercial Bank	119,937,410	117,049,223
Borrowing from Bank of China	-	56,729,900
Total	$137,383,010	$201,066,923

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

On June 25, 2015, Xinjiang Daqo entered into a six-year long term facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to renovation and extension project of polysilicon and has a maximum borrowing credit amounted to $96.1 million, with an interest rate of 20% above the five-year long term interest rate issued by People’s Bank of China. On May 30, 2016, an amendment to this credit facility was signed between Xinjiang Daqo and Chongqing Rural Commercial Bank, under which the borrowing is guaranteed by Chongqing Daqo, Daqo Group and three affiliated companies under Daqo Group. During the year ended December 31, 2019, Xinjiang Daqo has repaid $1.4 million. The outstanding bank borrowing was $48.8 million as of December 31, 2019. Xinjiang Daqo had no facility available for future draw down as of December 31, 2019. There is no financial covenants associated with the facility.

On May 30, 2016, Xinjiang Daqo entered into a seven-year long term facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to extension project of polysilicon Phase 3A and has a maximum credit amounted to $76.8 million, with an interest rate of 20% above the five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Chongqing Daqo, Daqo Group and three affiliated companies under Daqo Group. During the year ended December 31, 2019, there was no repayment occurred. The outstanding bank borrowing was $68.2 million as of December 31, 2019. Xinjiang Daqo had no facility available for future draw down as of December 31, 2019. There is no financial covenants associated with the facility.

On June 25, 2018, Xinjiang Daqo pledged its land use rights of $17.2 million, plants and buildings of $270.8 million, as well as machine and equipment of $190.7 million as collaterals for these above credit facilities with Chongqing Rural Commercial Bank.

On November 1, 2018, Xinjiang Daqo entered into a three-year long term facility agreement with Xinjiang Shihezi Rural Cooperative Bank. Such borrowing is restricted to renovation and extension project of polysilicon and has a maximum borrowing credit amounted to $29.0 million, with an interest rate of 6.2%. Xinjiang Daqo pledged its land use rights and equipment as collaterals for this credit facility in 2018. During the year ended December 31, 2019, Xinjiang Daqo had drawn down the rest of facility at an interest rate of 6.2% and repaid $29.0 million. The outstanding bank borrowing was nil as of December 31, 2019 and the facility agreement terminated.

On March 25, 2019, Xinjiang Daqo entered into a three-year long term facility agreement with Xinjiang Shihezi Rural Cooperative Bank. Such borrowing is restricted to operating and manufacturing expenditure and has a maximum borrowing credit amounted to $28.7 million, with an interest rate of 6.2%. The borrowing is guaranteed by Daqo Group. During the year ended December 31, 2019, Xinjiang Daqo had drawn down $28.7 million at an interest rate of 6.2% and repaid $1.4 million. The outstanding bank borrowing was $27.3 million as of December 31, 2019. Xinjiang Daqo had no facility available for future draw down as of December 31, 2019. There is no financial covenants associated with the facility.

On April 15, 2019, Xinjiang Daqo entered into a five-year long term facility agreement with Bank of China. Such borrowing is restricted to extension project of polysilicon Phase 4A and has a maximum credit amounted to $57.4 million, with an interest rate of 10% above the five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Daqo Group and Daqo New Energy Corp.. Xinjiang Daqo pledged its land use rights of $6.6 million as well as machinery and equipment of $98.0 million as collaterals for this credit facility. During the year ended December 31, 2019, Xinjiang Daqo has repaid $0.7 million. The outstanding bank borrowing was $56.7 million as of December 31, 2019. Xinjiang Daqo had no facility available for future draw down as of December 31, 2019. The borrowing contains a financial covenant of asset-liability ratio not reach to 70%, and Xinjiang Daqo was in compliance as of December 31, 2019.

The weighted average interest rate in the years ended December 31, 2017, 2018 and 2019 for the Group’s long-term bank borrowings was 5.9%, 5.9% and 5.7%, respectively.

The principal maturities of these long-term bank borrowings as of December 31, 2019 are as follows:

Year ending December 31,	Amount
2020	$49,548,900
2021	56,729,900
2022	56,011,800
2023	33,749,623
2024	5,026,700
Total	$201,066,923

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2018	2019
Accrued payroll and welfare	$6,526,287	$6,970,058
Exercised shared based compensation due to employee	-	1,093,257
Accrued shipment expenses	567,438	1,011,320
Bid Bond	936,294	810,868
Accrued professional fees	187,027	368,587
Other tax payables	364,223	367,467
Interest payable	297,776	468,013
Others	538,657	1,132,530
Total	$9,417,702	$12,222,100

10. ADVANCES FROM CUSTOMERS

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group's revenue recognition policy.

Advances from customers consist of the following and is analyzed as long-term and short-term portion respectively:

	December 31,
	2018	2019
Customer A	$15,827,579	$28,123,324
Customer B	392,037	4,184,426
Customer D	-	1,503,529
Customer E	1,017,427	905,840
Others	245,897	464,976
Total	$17,482,940	$35,182,095
Less: Advances from customers – short-term portion	$10,213,940	$33,027,795
Advances from customers – long-term portion	$7,269,000	$2,154,300

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

11. FAIR VALUE MEASUREMENTS

Nonrecurring Fair Value Measurements

The Group measures long-lived assets at fair value on a nonrecurring basis only if an impairment or observable price adjustment is recognized in the current period. The Group recorded $18.8 million and nil impairment losses on its long-lived assets for the years ended December 31, 2018 and 2019 respectively.

The following table displays assets that were measured at fair value on a non-recurring basis in 2018:

	Year ended December 31, 2018
Description	Carrying amount before impairment losses	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Property, plant and equipment – cannot be relocated to Xinjiang plant (Note 3)	$11,482,905	$—	$—	$—	$11,482,905
Machinery and equipment related to discontinued wafer manufacturing operations (Note 3)	$66,810,621	$—	$—	$59,523,588	$7,287,033
Total	$78,293,526	$—	$—	$59,523,588	$18,769,938

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

12. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During the years ended December 31, 2017, 2018 and 2019, the Group recognized expenses relating to its contribution to the government sponsored defined contribution plans of $2,242,577, $2,915,327 and $3,538,470, respectively.

(b) Statutory Reserves and Restricted Assets

Foreign invested enterprises in PRC are required under PRC laws to distribute its after-tax profits of the current year and draw 10 percent of the profits as the company's statutory common reserve. The company may stop drawing the profits if the aggregate balance of the common reserves has already accounted for over 50 percent of the company's registered capital. The common reserves shall be used for making up losses, expanding the production and business scale or increasing the registered capital of the company. As of December 31, 2017, 2018 and 2019, the Group's aggregate balance of the statutory common reserves was $31,991,537, $39,387,239 and $43,326,113, respectively.

In accordance with relevant PRC laws and regulations, the Group’s PRC subsidiaries are prohibited to make distribution of their registered capital and statutory reserves in the form of cash dividends, loans or advances and the related restricted portion amounted to $362,059,176 as of December 31, 2019.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Chongqing Daqo is a foreign invested enterprise established on January 14, 2008 located in Chongqing. During the year ended December 31, 2018 and 2019, the statutory enterprise income tax rate of 25% is applicable to Chongqing Daqo.

Xinjiang Daqo is a foreign-invested enterprise established on February 22, 2011 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. On November 25, 2014, Xinjiang Daqo obtained a HNTE certificate and renewed it on August 28, 2017, which is valid till 2019. During the years ended December 31, 2017, 2018 and 2019, Xinjiang Daqo was entitled to a preferential tax rate of 15% because of its HNTE status.

Xinjiang Daqo Investment is a foreign-invested enterprise established on March 10, 2011 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. During the year ended December 31, 2019, the statutory enterprise income tax rate of 25% is applicable to Xinjiang Daqo Investment.

During the year ended December 31, 2019, the statutory enterprise income tax rate of 25% is applicable to Xinjiang Daqo Guodi and Xinjiang Daqo Lvchuang, which both located in Shihezi Economic Development Area in Xinjiang Autonomous Region.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2014, the Group’s PRC subsidiaries are subject to examination of the PRC tax authorities. The Company classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in the years ended December 31, 2017, 2018 and 2019, respectively.

Income tax expenses comprise:

	Year ended December 31,
	2017	2018	2019
Current tax expenses	$17,417,528	$11,868,388	$4,941,092
Deferred tax (benefit) expenses	(85,302)	(151,843)	4,682,355
Total	$17,332,226	$11,716,545	$9,623,447

The principal components of deferred income tax assets and liabilities from continuing operations are as follows:

	December 31,
	2018	2019
Deferred tax assets:
Long-lived assets depreciation	$821,137	$1,351,883
Net operating loss carried forward	-	729,231
Sub-total	821,137	2,081,114
Valuation Allowance	-	(729,231)
Total deferred tax assets	$821,137	$1,351,883

Deferred tax liabilities:
Long-lived assets depreciation	$-	$(5,226,521)
Difference in basis of buildings	$(1,184,644)	$(1,141,359)
Total deferred tax liabilities	$(1,184,644)	$(6,367,880)

The principal components of deferred income tax assets and liabilities from discontinued operations are as follows:

	December 31,
	2018	2019
Deferred tax assets:
Net operating loss carried forward	$17,293,577	$17,880,855
Government grants related to assets	180,759	98,492
Long-lived assets impairment & depreciation	8,358,235	4,283,974
Others	1,229,693	1,066,379
Sub-total	27,062,264	23,329,700
Valuation Allowance	(27,062,264)	(23,329,700)
Total deferred tax assets	$—	$—

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

The changes of valuation allowance are as follows:

	Year ended December 31,
	2017	2018	2019
Beginning balance	$38,729,208	$41,316,449	$27,062,264
Reversal	(24,771)	(12,515,962)	(2,698,440)
Foreign exchange effect	2,612,012	(1,738,223)	(304,893)
Ending Balance	$41,316,449	$27,062,264	$24,058,931

The Group uses the asset and liability method to record related deferred tax assets and liabilities. The Group considers positive and negative evidences to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets relating to Chongqing Daqo and Xinjiang Investment as of December 31, 2017, 2018 and 2019 in the amount of $41,316,449, $27,062,264 and $24,058,931, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

The effective income tax rate from continuing operation is different from the expected PRC statutory rate as a result of the following items:

	Year ended December 31,
	2017	2018	2019
PRC Enterprise Income Tax	25%	25%	25%
Preferential income tax rate of a subsidiary	(10)%	(11)%	(14)%
Effect of different reversal rate	-	-	5%
Additional tax deductions	(1)%	(3)%	(3)%
Different tax rate in other jurisdictions	1%	5%	12%
Effective tax rate	15%	16%	25%

Xinjiang Daqo enjoys the preferential tax rate of 15%, which may be extended if the requirements of High and New Technology Enterprise are satisfied. The impact of the preferential tax rates decreased income taxes by $11.3 million, $7.8 million and $5.2 million for the years of 2017, 2018 and 2019, respectively. The benefit on net income per share was $0.04, $0.02 and $0.02 for the years of 2017, 2018 and 2019, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

During the year ended December 31, 2015, the Company granted 8,134,375 share options to its officers, directors and employees at the weighted average grant date fair value of $0.59. No options were granted during the years ended December 31, 2017, 2018 and 2019.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2019 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Options outstanding on January 1, 2019	9,240,067	0.49	-	-
Granted	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Exercised	(2,474,950)	0.32	-	-
Options outstanding on December 31, 2019	6,765,117	0.56	4.42	10,079,601
Options vested or expected to vest on December 31, 2019	20,207,103	0.47	3.16	31,941,622
Options exercisable on December 31, 2019	6,764,509	0.56	4.42	10,078,718

The share-based compensation expense related to stock options of approximately $1,559,863, $684,773 and $99,895 were recognized by the Group for the years ended December 31, 2017, 2018 and 2019, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

A summary of the non-vested RSU activity in 2019 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value
Nonvested RSUs on January 1, 2019	43,487,613	$1.39
Granted	-	-
Vested	(12,914,511)	1.39
Forfeited	(55,250)	1.42
Nonvested RSUs on December 31, 2019	30,517,852	$1.39

The share-based compensation expense related to RSUs of $17,797,047 was recognized by the Group for the years ended December 31, 2019.

As of December 31, 2019, there was $42,276,119 in total unrecognized compensation cost related to nonvested RSUs, which is expected to be recognized over a weighted-average period of 2.74 years.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

15. RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationships between the Group and major related parties are as follows:

Name of the related party	Relationship
Daqo Group Co., Ltd. (“Daqo Group”)	Daqo Group and the Group are controlled by same group of shareholders
Zhenjiang Daqo Solar Co. Ltd.(“Zhenjiang Daqo”)	An affiliated company which is 100% held by Daqo Group
Daqo Solar Co. Ltd (“Daqo Solar”)	An affiliated company which is 100% held by Daqo Group
Xinjiang Daqo Investment Co., Ltd. ("Xinjiang Daqo Investment")	An affiliated company which is 100% held by Daqo Group before December 20,2018 and is 100% held by the Group since December 20,2018
Daqo New Material Co., Ltd. ("Daqo New Material")	An affiliated company which was 100% held by Daqo Group
Chongqing Daqo Tailai Electric Co., Ltd. (“Chongqing Daqo Tailai”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo Transformer Systems Co., Ltd. (“Nanjing Daqo Transformer”)	An affiliated company which is 100% held by Daqo Group
Jiangsu Daqo Changjiang Electric Co., Ltd. (“Jiangsu Daqo”)	An affiliated company which is 100% held by Daqo Group
Nanjing Daqo Electric Co., Ltd. (“Nanjing Daqo Electric”)	An affiliated company which is 100% held by Daqo Group
Zhenjiang Electric Equipment Co., Ltd. ( “Zhenjiang Electric”)	An affiliated company which is 100% held by Daqo Group
Daqo Investmsnt Co.,Ltd.("Daqo Investment")	An affiliated company which is 100% held by Daqo Group

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

(2)	Related party balances:

The balances due from related parties of continuing and discontinued operations are as follows:

	December 31,
	2018	2019
Amounts due from related parties (continuing operations)
Xinjiang Daqo Tianfu Thermoelectric	$629,495	$-
Others	185,540	16,521
Total	$815,035	$16,521
Amounts due from related parties (discontinued operations)
Zhenjiang Daqo	$1,453,800	$-
Others	913,857	-
Total	$2,367,657	$-

The balances due to related parties – short-term portion of continuing operations are as follows:

	December 31,
	2018	2019
Amounts due to related parties – short term portion (continuing operations)
Nanjing Daqo Transformer	-	9,637,251
Chongqing Daqo Tailai	$1,825,680	$8,004,373
Daqo Group	10,365	7,904,387
Daqo New Material	-	4,265,514
Nanjing Daqo Electric	126,332	3,240,501
Jiangsu Daqo	143,527	3,162,300
Zhenjiang Electric	-	1,489,553
Others	154,103	1,120,948
Total	$2,260,007	$38,824,827
Amounts due to related parties – short term portion (discontinued operations)
Daqo New Material	$5,314,587	$-
Others	-	187,882
Total	$5,314,587	$187,882

The balance due to related parties – long-term portion (continuing operations) of $7.9 million and $16.0 million represents the consideration payables to Daqo Group for the acquisition of Xinjiang Daqo Investment as of December 31, 2019 and 2018, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(3)	Related party transactions:

The material transactions with Daqo Group and its subsidiaries were as follows:

	Transaction	Year Ended December 31,
Name of Related parties	Nature	2017	2018	2019
Daqo Group	Proceeds from interest free loans	$2,696,513	$25,744,800	$-
	Repayment of interest free loans	2,696,513	36,648,480	-
	Repayment of interest bearing loans	15,495,451	-	-
Zhenjiang Daqo	Proceeds from interest free loans	-	10,903,680	-
	Repayment of interest free loans	-	-	-
	Sales	13,442,273	6,694,997	3,987,080
Daqo Solar	Proceeds from interest free loans	40,089,689	55,613,463	16,004,820
	Repayment of interest free loans	40,388,195	55,650,696	16,004,820
Nanjing Daqo Transformer	Purchase-Fixed assets	-	6,201,243	12,337,022
	Proceeds from interest free loans	-	-	1,842,582
	Repayment of interest free loans	-	-	1,842,582
Xinjiang Daqo Investment	Proceeds from interest free loans	14,356,000	3,937,440	*
	Repayment of interest free loans	14,356,000	4,020,732	*
Daqo New Material	Purchase-Fixed assets	7,390,693	-	-
	Proceeds from interest free loans	6,029,877	1,893,000	-
	Repayment of interest free loans	10,818,493	1,893,000	-
Chongqing Daqo Tailai	Purchase-Fixed assets	715,361	8,240,830	15,212,713
	Proceeds from interest free loans	-	6,209,040	2,540,969
	Repayment of interest free loans	-	6,209,040	2,540,969
Jiangsu Daqo	Purchase-Fixed assets	-	1,326,634	4,115,164
Nanjing Daqo Electric	Purchase-Fixed assets	-	1,439,332	6,228,522
Zhenjiang Electric	Purchase-Raw material	-	331,353	1,699,536
Total	Sales	$13,442,273	$6,694,997	$3,987,080
	Purchase-Fixed assets	$8,106,054	$17,208,039	$37,893,421
	Purchase-Raw material	$-	$331,353	$1,699,536
	Proceeds from related parties loans	$63,172,079	$104,301,423	$20,388,371
	Repayment of related parties loans	$83,754,652	$104,421,948	$20,388,371

* Xinjiang Daqo Investment became the Group’s subsidiary since December 20, 2018 and was consolidated into the Group’s financial results as of December 31 2018 and 2019, accordingly its transaction in 2019 will not be presented as related party transaction.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

16. EARNINGS PER SHARE

The calculation of earnings (loss) per share is as follows:

	Year ended December 31,
	2017	2018	2019
Numerator used in basic and diluted earnings per share:
Net income attributable to Daqo New Energy Corp. ordinary shareholders from continuing operations	$96,662,387	$61,156,886	$28,263,602
(Loss) income from discontinued operations, net of tax	(3,821,259)	(23,032,181)	1,260,790
Net income attributable to Daqo New Energy Corp. ordinary shareholders—basic and diluted	$92,841,128	$38,124,705	$29,524,392
Denominator used in basic and diluted earnings per share:
Weighted average number of ordinary shares outstanding used in computing earnings per share-basic	265,070,961	311,715,158	339,571,054
Plus: Dilutive effects of share options	6,020,839	6,346,349	5,568,144
Dilutive effects of RSUs	1,834,519	7,444,828	4,822,360
Weighted average number of ordinary shares outstanding used in computing earnings per share—diluted	272,926,319	325,506,335	349,961,558

Basic earnings per share-continuing operations	$0.36	$0.20	$0.08
Basic earnings (loss) per share-discontinued operations	$(0.01)	$(0.08)	$0.01
NET INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Basic	$0.35	$0.12	$0.09

Diluted earnings per share-continuing operations	$0.35	$0.19	$0.08
Diluted earnings (loss) per share-discontinued operations	$(0.01)	$(0.07)	$0.00
NET INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Diluted	$0.34	$0.12	$0.08

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2019, commitments outstanding for the purchases of property, plant and equipment approximated $53.9 million, which will be due subsequent to receipt of the purchases.

Lease commitments

The operating lease commitments as of December 31, 2019 were principally for the office rental from Daqo Group. The lease expense was $37,756, $38,633 and $69,028 for the years ended December 31, 2017, 2018 and 2019, respectively.

Future minimum lease payments are as follows:

Year ending December 31,	$
2020	90,565
2021	90,318
2022	23,864
Total	204,747

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars, except share and per share data)

18. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Following the further expansion of module business and entering into the wafer business in 2011, the Group operated and viewed its performance in three segments. However, the module business was disposed in September 2012 and the wafer business was discontinued in September 2018. Therefore, only one segment - Polysilicon remained as of December 31, 2018 and 2019. All of its revenues are derived in the PRC. The Group’s long-lived assets and operations are all located in the PRC and no geographical information is presented.

The following customers individually accounted for 10% or more of revenues:

	Year ended December 31,
	2017	2018		2019
Customer A	$43,258,204		$57,858,670		$187,216,802
Customer B	$39,219,089		$115,411,965		$84,225,661
Customer C	$39,099,677	$	*	$	*

*	Represents less than 10%

Total sales to the Group’s largest customers whose sales constitute over 10% of revenue accounted for approximately 38%, 57% and 78% of revenues for the years ended December 31, 2017, 2018 and 2019, respectively. The Group is substantially dependent upon the continued participation of these customers in order to maintain its total revenues. Significantly reduction in the Group’s dependence on these customers is likely to take time and there can be no assurance that the Group will succeed in reducing such dependence.

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEET

DECEMBER 31, 2018 AND 2019

(In U.S. dollars, except share and per share data)

	December 31,
	2018	2019
ASSETS
Current assets:
Cash and cash equivalents	$1,487,517	$1,346,183
Prepaid expenses and other current assets	186,641	276,876
Total current assets	1,674,158	1,623,059
Investments in subsidiaries	523,650,516	565,242,087
TOTAL ASSETS	$525,324,674	$566,865,146

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$192,997	$222,193
Total current liabilities	192,997	222,193
Equity:
Ordinary shares ($0.0001 par value 500,000,000 shares authorized as of December 31, 2018 and 2019; 351,823,578 shares issued and 332,029,752 shares outstanding as of December 31, 2018; 351,823,578 shares issued and 347,419,152 shares outstanding as of December 31, 2019)	33,439	34,977
Additional paid-in capital	368,681,449	387,371,083
Retained earnings	171,398,185	200,922,577
Accumulated other comprehensive loss	(13,232,560)	(19,936,848)
Treasury shares, at cost (4,643,150 shares as of December 31, 2018 and 2019)	(1,748,836)	(1,748,836)
Total shareholders’ equity	525,131,677	566,642,953
TOTAL LIABILITIES AND EQUITY	$525,324,674	$566,865,146

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars)

	Year ended December 31,
	2017	2018	2019
Operating expenses:
General and administrative	$(4,987,820)	$(14,513,869)	$(11,975,105)
Total operating expenses	(4,987,820)	(14,513,869)	(11,975,105)
Loss from operations	(4,987,820)	(14,513,869)	(11,975,105)
Interest income	-	289,773	20,698
Net loss before share of results of subsidiaries	(4,987,820)	(14,224,096)	(11,954,407)
Equity in earnings of subsidiaries	97,828,948	52,348,801	41,478,799
Net income attributable to Daqo New Energy Corp. ordinary shareholders	$92,841,128	$38,124,705	$29,524,392

Other comprehensive (loss) income:
Foreign currency translation adjustments	21,829,007	(26,216,079)	(6,704,288)
Total other comprehensive income (loss):	21,829,007	(26,216,079)	(6,704,288)
Comprehensive income	$114,670,135	$11,908,626	$22,820,104

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars)

	Year ended December 31,
	2017	2018	2019
OPERATING ACTIVITIES
Net cash used in operating activities	(645,547)	(578,770)	(932,827)

INVESTING ACTIVITIES
Capital contributed to subsidiaries	-	(109,778,761)	-
Net cash used in investing activities	-	(109,778,761)	-

FINANCING ACTIVITIES
Proceeds from follow-on equity offering	-	113,540,845
Insurance cost for follow-on equity offering	-	(6,919,202)
Proceeds from options exercised	2,238,854	686,596	791,493
Net cash provided by financing activities	2,238,854	107,308,239	791,493
NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	1,593,307	(3,049,292)	(141,334)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	2,943,502	4,536,809	1,487,517
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$4,536,809	$1,487,517	$1,346,183

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

Notes to Financial Information of Parent Company

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of Daqo New Energy Corp. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Group. No dividend was paid by the Company's subsidiaries to their parent company in 2019.

4.	As of December 31, 2019, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

*    *    *    *    *    *