Form 20-F
period 2020-12-31
DAQO NEW ENERGY CORP.
filed 2021-04-22
CIK 1477641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Unit 29, Huadu Mansion, 838 Zhangyang Road,

Shanghai, 200122

The People’s Republic of China

(Address of principal executive offices)

Ming Yang, Chief Financial Officer

Tel: +86-21 5075-2918

mingyang@daqo.com

Unit 29, Huadu Mansion, 838 Zhangyang Road, Shanghai, 200122, The People’s Republic of China

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares, each representing 5 ordinary shares Ordinary shares, par value US$0.0001 per share*	DQ	New York Stock Exchange

*      Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class the period covered by the annual report 365,235,402 ordinary shares, par value US$0.0001 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

INTRODUCTION

Except where the context otherwise requires:

●	“we,” “us,” “our company,” “our” or “Daqo Cayman” refers to Daqo New Energy Corp., its subsidiaries and, until December 30, 2013, its consolidated variable interest entity;
●	“ADSs” refers to our American depositary shares, each of which represents five ordinary shares. On November 17, 2020, we effected a change of the ADS to ordinary share ratio from one ADS representing 25 ordinary shares to one ADS representing five ordinary shares. The ratio change had the same effect as a 1-for-5 ADS split;
●	“cash cost” is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense, divided by the production volume in the period indicated;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
●	“production cost” is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicated;
●	“PV” means photovoltaic;
●	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“$,” “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“EUR” or “Euro” refers to the legal currency of the European Union.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	the demand for photovoltaic products and the development of photovoltaic technologies;
●	global supply and demand for polysilicon;
●	alternative technologies in cell manufacturing;
●	our ability to significantly expand its polysilicon production capacity and output;
●	the reduction in or elimination of government subsidies and economic incentives for solar energy applications;
●	our ability to lower its production costs;
●	changes in the political and regulatory environment; and
●	the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance.

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

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

A.Selected Financial Data

The following selected consolidated statements of operations data for our company for the years ended December 31, 2018, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2016 and 2017 and our consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements, which are not included in this annual report. In September 2018, we discontinued our wafer manufacturing operations in Chongqing. Accordingly, we have reclassified the assets, liabilities, net income (loss), earnings (loss) per ordinary share and cash flows of the discontinued operations in the financial statements as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020. During the year ended December 31, 2019, we suspended the plan to sell the idle wafer plant and land use right and decided to first rent out the idle wafer plant and land in the next five years before selling these assets as appropriate and, accordingly, we recorded these assets as continuing operations in our financial statements beginning in the year of 2019. Certain accounts and balances in the consolidated financial statements for all periods presented have been retrospectively adjusted to reflect the effect of the discontinued operations.

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

	Year Ended December 31,
	2016	2017	2018	2019	2020

	(in thousands of US$, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues	196,219	323,200	301,600	349,991	675,602
Cost of revenues (1)	(118,408)	(179,152)	(203,486)	(269,887)	(441,610)
Gross profit	77,811	144,048	98,114	80,104	233,992
Total operating expenses, net (1)	(16,946)	(13,236)	(16,910)	(32,619)	(46,137)
Income from operations	60,865	130,812	81,204	47,485	187,855
Income before income taxes	48,300	115,008	73,513	37,885	162,130
Income tax expense	(7,358)	(17,332)	(11,717)	(9,623)	(28,182)
Net income from continuing operations	40,942	97,676	61,796	28,262	133,948
Income/(loss) from discontinued operations, net of tax	2,982	(3,821)	(23,030)	1,261	(141)
Net income	43,924	93,855	38,766	29,523	133,807
Net income/(loss) attributable to non-controlling interest	430	1,014	641	(1)	4,612
Net income attributable to Daqo New Energy Corp. ordinary shareholders	43,494	92,841	38,125	29,524	129,195
Earnings/(loss) per ADS (2)
Continuing operations	0.78	1.84	0.2	0.42	1.82
Discontinued operations	0.06	(0.07)	(0.07)	0.02	0.00
Basic	0.84	1.77	0.13	0.44	1.82
Continuing operations	0.77	1.71	0.17	0.40	1.72
Discontinued operations	0.06	(0.07)	(0.06)	0.02	0.00
Diluted	0.83	1.64	0.11	0.42	1.72
Ordinary shares used to calculating earnings per ordinary share
Basic – ordinary shares	261,742,244	265,070,961	311,715,158	339,571,054	355,087,013
Diluted – ordinary shares	265,845,346	286,050,739	325,506,335	349,961,558	375,017,150

Notes:

(1)	Includes share-based compensation expenses in the amount of $2.7 million, $4.2 million, $13.8 million, $17.9 million and $17.9 million for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

(2)	On November 17, 2020, we effected a change of the ADS-to-ordinary-share ratio from one (1) ADS representing twenty-five (25) ordinary shares to one (1) ADS representing five (5) ordinary shares. For the purposes of calculating earnings (loss) per ADS, this ADS-to-ordinary share ratio change has been retroactively reflected for all periods presented herein.

	Year Ended December 31,
	2016	2017	2018	2019	2020
Other Financial and Operating Data:

Polysilicon production volume (in MT)	13,068	20,200	23,351	41,556	77,288
Polysilicon sales volume (in MT) (1)	10,883	17,950	22,521	38,109	74,812
Unit cost of polysilicon sold (in $/kg) (2)	9.38	8.84	8.71	7.06	5.85

Notes:

(1)	The polysilicon sales volume here only refers to external sales. Internal sales to our in-house wafer facilities were 1,968 MT, 1,944 MT, 459 MT, nil and nil in 2016, 2017, 2018, 2019 and 2020, respectively. We discontinued our wafer manufacturing operations in September 2018.
(2)	The unit cost here refers to the polysilicon made in Xinjiang facilities.

The following table presents a summary of our consolidated balance sheet data as of the dates set forth below:

	As of December 31,
	2016	2017	2018	2019	2020

	(in thousands of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	13,819	53,803	65,419	51,840	76,596
Restricted cash	14,338	9,911	28,609	62,609	41,808
Total current assets	73,303	142,364	160,069	174,328	180,271
Property, plant and equipment, net	467,600	491,366	616,975	995,027	1,027,086
Total assets	656,709	748,783	854,929	1,201,356	1,239,143
Short-term bank borrowings, including current portion of long-term borrowings	91,581	73,784	38,206	128,612	70,431
Total current liabilities	249,750	216,513	149,854	445,148	284,135
Long-term bank borrowings	111,949	111,436	133,312	151,518	123,222
Total liabilities	384,979	354,255	329,797	634,198	440,228
Total shareholders’ equity	270,101	391,736	525,132	566,643	767,123
Non-controlling interest	1,629	2,792	—	515	31,792
Total equity	271,730	394,528	525,132	567,158	798,915
Total liabilities and equity	656,709	748,783	854,929	1,201,356	1,239,143

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

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

The solar industry is still at a relatively early stage of development, and the extent of acceptance of photovoltaic products is uncertain. The photovoltaic industry does not have data as far back as the semiconductor industry or other more established industries, for which trends can be assessed more reliably from data gathered over a longer period of time. Demand for photovoltaic products may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of photovoltaic technology and demand for photovoltaic products, including:

●	decreases in government subsidies and incentives to support the development of the photovoltaic industry;
●	the international trade conflicts and the consequential imposed tariffs for solar photovoltaic, or PV, products, and other renewable energy sources and products;
●	relative cost-effectiveness, performance and reliability of photovoltaic products compared to conventional;
●	success of other alternative energy sources, such as wind power, hydroelectric power and biofuel;
●	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;
●	the ability of photovoltaic product manufacturers to finance their business operations, expansions and other capital expenditures;
●	capital expenditures by end users of photovoltaic products, which tend to decrease when the economy slows down; and
●	deregulation or other regulatory actions affecting the electric power industry and the broader energy industry.

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

Our polysilicon sales prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and continue to expand capacities in order to achieve economies of scale. In the first half of 2016, average selling prices of polysilicon were relatively strong due to rush orders placed before China’s solar PV feed-in tariff adjustment went effective at the end of June 2016. In the second half of 2016, average selling prices of polysilicon declined due to decreasing demand. In 2017, the solar PV demand in China grew significantly to approximately 55 GW, and thus the average selling prices of polysilicon were relatively strong during the year. In 2018, polysilicon supply capacities increased in the second half of the year, which caused the average selling prices of polysilicon to decline again. In 2019, polysilicon supply capacities continued to increase significantly, while the growth of overall global solar PV demand was relatively weak and could not cover the additional supply. The solar PV demand was weak in the first half of 2020 due to the impact of COVID-19, leading to the decline in polysilicon prices. The solar PV demand recovered quickly in the second half of 2020, which caused polysilicon prices to pick up significantly. We expect the overall solar PV demand will increase and surpass the supply of polysilicon in 2021. However, if the imbalance between polysilicon supply and demand continues to exist, it could cause polysilicon prices to decline and thus materially and adversely affect our profitability.

We may not be able to continue to receive the same level of support from Daqo Group Co., Ltd., or Daqo Group, a related party of ours, which may have a material adverse effect on our business and results of operations.

Since our inception, we have substantially benefited from financial support from Daqo Group, one of the largest electrical equipment manufacturers in China, and we expect to continue to benefit from Daqo Group in the foreseeable future. Please see “—We need a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when needed, our growth prospects and future profitability may be materially and adversely affected” below. In addition, Daqo Group has granted us a permanent and royalty-free license to use the “Daqo” brand (including using the brand in the trademarks owned by Daqo Group and Jiangsu Daqo), which is a well-recognized brand in the electrical industry in China. We have benefited from the strong brand recognition of “Daqo” in our business development efforts, as evidenced by our ability to secure major customers based in China within a short period after we commenced commercial production of polysilicon. We have not registered our own trademarks. If Daqo Group or Jiangsu Daqo terminates their license of the trademarks to us, our business could be disrupted, and our results of operations may be materially and adversely affected. Daqo Group has agreed in writing not to engage in the business of manufacturing, marketing or distributing polysilicon or any other solar power products anywhere in the world or compete in any manner with our businesses without our consent for an indefinite term. If Daqo Group ceases to support us, our business, results of operations and prospects may be materially and adversely affected. In addition, any negative publicity associated with Daqo Group will likely have an adverse impact on our reputation, which could materially and adversely affect our business. In the event of any disagreements with Daqo Group, we may have to resort to legal proceedings in China to enforce our rights, which could be costly, time consuming and involve uncertain outcomes.

We had a significant working capital deficit as of December 31, 2020 and may continue to do so, which poses liquidity risk to us.

We have experienced and may continue to experience a working capital deficit. As of December 31, 2020, we had a working capital deficit (being our total consolidated current liabilities less our total consolidated current assets) of $103.9 million, primarily due to an increase in our loans and notes payable to support the construction of our phase 4A expansion project. In addition, we have made and may continue to make significant capital expenditures on our expansion projects at our Xinjiang polysilicon facilities.

Any deterioration in our operating performance, including due to any worsening of prevailing economic conditions, fall in prices or demand for our products and financial, business or other factors, many of which are beyond our control, may materially and adversely affect our liquidity, increase our working capital deficit, and result in us unable to meet our obligations as they fall due. If such as a situation were to occur, we may be required to further refinance our existing debt and obtain other sources of financing. Daqo and certain of our shareholders did not provide financial support to us for the current year. If we need any funds in excess of the amounts generated by our operating activities, we would expect to obtain such funds through accessing the capital markets. However, we may not succeed in these efforts. Even if we were successful, the terms of such refinancing or new capital may be detrimental to holders of our ADSs and shares including due to a dilution of their interests. The cost of our financing may also depend on factors such as, among other things, our performance, the costs of financing for participants in our industry generally and financial market conditions generally. Accordingly, we may not be able to obtain financing or otherwise raise funds necessary to operate our business on favorable terms, or at all, in the future. Therefore, we cannot assure you that our ability to meet our capital needs will not be harmed in the absence of financial support from Daqo Group and certain of our shareholders. Any of these factors could negatively impact our liquidity and have a material adverse effect on our business, financial condition, results of operations and the trading price of our ADSs and shares.

The reduction in or elimination of government subsidies and economic incentives for solar energy applications could cause demand for our products and our revenues to decline.

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power still exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, China has announced several reductions in solar feed-in tariffs (“FITs”) since the release of the “Notice on Leveraging the Price for the Development of the Solar Energy Industry” in 2013. A reduction in solar FITs was announced in May 2018 for solar power projects approved after May 31, 2018. The new FIT for solar power projects in Zone 1, 2 and 3 was reduced by RMB0.05 per kWh, to RMB0.5 per kWh, RMB0.6 per kWh and RMB0.7 per kWh, respectively. In 2019, China adopted a new method of bidding process to allocate subsidies for most of the domestic solar PV installations. A similar policy is applied in 2020. In 2016, global solar PV installations continued its growing trend and reached approximately 73 GW. In 2017, global solar PV installations grew significantly to approximately 100 GW. However, the growth rate of global PV installations slowed down in 2018 with approximately 110 GW newly installed in the year. In 2019, China domestic demand was negatively impacted by a long-delayed announcement of subsidy policy. However, demand from overseas markets remained robust. Global solar PV installations were approximately 115 GW in 2019. In 2020, global solar PV installations continued its growing trend and reached approximately 130 GW. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the photovoltaic industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

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

We experienced significant decreases in revenue and incurred substantial net losses in 2012 and 2013. We had positive net income from 2014 to 2020. However, our limited operating history makes the prediction of future results of operations difficult, and therefore, it is unclear if we could sustain revenue growth or profitability in the future. Our business model, technology and ability to achieve satisfactory manufacturing yields for polysilicon at higher volumes are unproven. Compared to companies with a long and well-established operating history and companies operating in less volatile sectors, our results of operations are more susceptible to the impact of adverse operating environment and supply and demand risks.

Our revenues and results of operations have fluctuated and are likely to fluctuate in the future.

Fluctuations of our revenues and results of operations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others, fluctuation in the global average selling prices of photovoltaic products, fluctuation in the volume of our products shipped, changes in end-user demand for the photovoltaic products manufactured and sold by us or our customers, the gain or loss of significant customers, the availability of governmental subsidies or financial support and changes in our electricity, natural gas, raw material or labor costs. Although our revenue has improved since 2013 and we have regained profitability from 2014 to 2020, our revenues and results of operations may worsen again if one or more of these factors become unfavorable to our business. While we generally have long-term sales contracts of photovoltaic products with our customers and some of these contracts provide for prepayment by the customers, we cannot assure you that the customers will place orders in accordance with the contracts. The customers’ purchases from us depend on, among others, the market supply and demand situation, supply chain developments, the customers’ inventories at hand, market prices, and general economic and market conditions.

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

We have relied in the past and expect in the next 12 months to continue to rely mainly on operating cash flows and renewal and roll-over of our bank credit facilities to finance our working capital, capital expenditures requirements and other commitments. The photovoltaic markets remain competitive, and payment collection in the solar photovoltaic industry remains challenging. Any delay or failure in collecting amounts owed from customers will adversely affect our company’s cash flow situation. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. We may incur additional debt in the future. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

●	our future financial condition, results of operations and cash flows;
●	general market conditions for financing activities by companies in our industry;
●	economic, political and other conditions in China and elsewhere; and
●	development and sustainability of global economic recovery.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and ability to maintain profitability may be materially and adversely affected.

We may not be successful in our efforts to continue to manufacture high quality polysilicon in a cost-effective manner.

The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. We may face significant challenges relating to high quality polysilicon production in the future. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials or tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon to be rejected by our customers, which would materially and adversely affect our profitability. As a result of our continuous efforts to improve polysilicon production quality, approximately 97% of our polysilicon was sold to mono-wafer applications in 2020, which require higher quality as compared to multi-wafer applications. We cannot assure you that we can continue to maintain the current level of high quality polysilicon production or achieve the expected increases in the portion of production suitable for selling to mono-wafer applications in 2021.

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

The solar power industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our polysilicon products. Other companies may develop production technologies that enable them to produce polysilicon of higher quality at a lower cost than our products. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar power products and may render our products obsolete. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry, and effectively compete in the future. Our failure to further refine and enhance our products and processes or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete and increase the risk of impairment of our fixed asset, which could materially and adversely reduce our market share and affect our results of operations.

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

Our future commercial production and expansion projects may not be successful.

We finished construction of our Phase 2A polysilicon facilities in Shihezi, Xinjiang Uyghur Autonomous Region in September 2012 and successfully reached our targets in terms of capacity and cost structure by the end of the first quarter of 2013. The construction and installation of our Phase 2B expansion project was completed during the second quarter of 2015 and achieved full production capacity in the third quarter of 2015, which increased our polysilicon annual capacity from 6,150 MT to 12,150 MT. In January 2015, our Board of Directors approved our Phase 3A expansion project in Xinjiang. We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our Board of Directors approved our Phase 3B expansion project in Xinjiang. By October 2018, we completed the construction and installation of Phase 3B and began pilot production. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and began pilot production in September 2019. We ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. We began our Phase 4B project in March 2021 and expect to complete the project by the end of 2021 and ramp it up to its full capacity of 35,000 MT by the end of the first quarter of 2022. In addition, Xinjiang Daqo plans to build a semiconductor-grade polysilicon production facility at an annual production capacity of 1,000MT in the coming couple of years with proceeds from its proposed initial public offering in China. Semiconductor-grade polysilicon has higher purity than our existing products, which requires relatively high production technology, and its application areas and target customers are different from our existing products. In addition, we have no prior experience in manufacturing semiconductor-grade polysilicon. Therefore, there is no guarantee that we will have sufficient production or technological experience in implementing the expansion plan as scheduled, or at all, or that our product quality, capacity or client penetration can meet our expectations. Any of these factors could negatively affect our ability to achieve the anticipated benefits from this investment. Moreover, although the Xinjiang location provides many strategic advantages, including lower electricity costs, we face a number of uncertainties in relation with our future commercial production and expansion project in Xinjiang.

In addition, there are many risks associated with our future production in Xinjiang, any of which could cause significant disruption to production, including:

●	being unable to construct and complete our expansion plan as scheduled;
●	being unable to fully ramp-up the newly added capacity or achieve our targets for cost and quality;
●	uncertainties in the stability in supply and price of electricity for our manufacturing facilities;
●	extremely cold temperatures;
●	lack of workers in Xinjiang experienced with polysilicon manufacturing;
●	difficulties in timely transporting products to our customers, most of whom are located in other areas of China that are a significant distance from Xinjiang; and
●	political or social unrest.One or more of these factors could harm our Xinjiang operations and consequently, could adversely affect our overall operating results.

If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.

Since 2013, we have experienced a period of growth and expansion in terms of production capacity and sales volume. We achieved a nameplate capacity of 6,150 MT in the first quarter of 2014 and further ramped up our nameplate capacity to 12,150 MT in the third quarter of 2015. Our polysilicon production for 2016 reached a record high of 13,068 MT, which surpassed our nameplate capacity of 12,150 MT per annum. In 2018, 2019 and 2020, we sold 22,521 MT 38,109 MT and 74,812 MT, respectively, of polysilicon (excluding internal sales to our in-house wafer facilities; we discontinued our wafer manufacturing operations in September 2018). We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production of the Phase 3A project in the first quarter of 2017 and have achieved full production capacity. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and begin pilot production in the September 2019 and ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000MT. We began our Phase 4B project in March 2021 and expect to complete the project by the end of 2021 and ramp it up to its full capacity of 35,000 MT by the end of the first quarter of 2022. To accommodate our continued expansion, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management efforts and skill and significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results. Moreover, even if we do expand our polysilicon manufacturing capacity as planned, we may be unable to generate sufficient customer demand for our photovoltaic products to support our increased production levels or successfully integrate our polysilicon business to achieve operational efficiency, which could adversely affect our business and results of operations.

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

Our future success depends on our ability to significantly increase both polysilicon production capacity and output. If we fail to do so, we may not be able to benefit from economies of scale to reduce our costs per kilogram of polysilicon, to maintain our competitive position or to improve our profitability. Our ability to establish additional production capacity and increase output is subject to significant risks and uncertainties, including:

●	the need to raise significant additional funds to purchase additional production equipment or to build additional manufacturing facilities, which we may not be able to obtain on commercially viable terms or at all;
●	cost overruns and delays as a result of a number of factors, many of which are beyond our control, such as increases in the price of electricity or problems with equipment delivery;
●	delays or denial of required approvals by relevant government authorities;
●	failure to obtain production inputs in sufficient quantities or at acceptable cost;
●	significant diversion of management’s attention and other resources; and
●	failure to execute our expansion plan effectively

We operate in an increasingly competitive market, and we may not be able to compete successfully with competitors who have greater resources than us.

The photovoltaic market is expected to become increasingly competitive. Our competitors include international polysilicon manufacturers, such as Wacker, OCI, Hemlock, REC and Chinese domestic polysilicon manufacturers, such as GCL-Poly, Xinte Energy Co., Ltd., Yongxiang Co., Ltd., Asia Silicon Co., Ltd. Xinjiang East Hope New Energy Ltd. and China Silicon Corporation. There are also likely new entrants into the polysilicon manufacturing market in China, such as the joint venture formed by REC and Shanxi Youser. In addition, some solar cell and module manufacturers, including some of our existing and potential customers may have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales or even reduce our sales to our existing customers. Many of our competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. We also expect that there may be additional polysilicon supply capacities from our competitors in 2021 and 2022. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of polysilicon than we can. Failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

We depend on a limited number of customers and sales contracts for a significant portion of our revenues, and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in our revenues.

In 2018, 2019 and 2020, our top three customers in aggregate accounted for approximately 64.2%, 81.6% and 83.4% of our total revenues from continuing operations, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. As a result of our customer concentration, our financial performance may fluctuate significantly from period to period based, among others, on exogenous circumstances related to our clients. In addition, any one of the following events may cause materially adverse effect to our cash flows, revenues and results of operations:

●	reduction, delay or cancellation of orders from one or more of our significant customers;
●	loss of one or more of our significant customers and failure to identify additional or replacement customers;
●	failure of any of our significant customers to make timely payment for our products; or
●	the customers becoming insolvent or having difficulties meeting their financial obligations to us for any reason.

Polysilicon production is energy-intensive, and if our energy costs rise or if our electricity and other utility supplies are disrupted, our results of operations will be materially and adversely affected.

The polysilicon production process, particularly the modified Siemens process that we use, is highly dependent on a constant supply of electricity and other utilities, such as steam and water, to maintain the optimal conditions for polysilicon production. If electricity or other utility supplies are not maintained at the desired level, we may experience significant delays in the production of polysilicon. In the past, there have been shortages in electricity supply in various regions across China, especially during peak seasons, such as in the summer or winter. The local governmental authorities in the worst-hit areas have at times taken measures to reduce or restrict the amount of electricity and other utility supplies to non-residential users which could potentially disrupt our manufacturing process. In addition to shortages, we are subject to potential risks of interruptions in energy supply due to power outages, equipment failure, weather conditions or other causes which could force us to cease production for a prolonged period of time. In the event that electricity or other utility supplies to our manufacturing facilities are disrupted, our business, results of operations and financial condition could be materially and adversely affected. Even if we have access to sufficient sources of electricity and other utilities, any significant increase in the costs of utilities could adversely affect our profitability, as we consume substantial amounts of electricity and other utilities in our manufacturing process. If electricity and other utility costs were to rise, our results of operations could be materially and adversely affected.

Our current indebtedness could adversely affect our business, financial condition and results of operations.

As of December 31, 2020, we had outstanding long-term bank borrowings, including current portion of long-term borrowings of $55.1 million with a weighted average interest rate of 5.3% and outstanding short-term bank borrowings of $15.3 million with a weighted average interest rate of 5.2%, and we expect to incur additional debt in the future. We borrowed the majority of these bank loans from Chongqing Rural Commercial Bank with guarantees from Daqo Group. We cannot assure you that we will be able to renew these borrowings when they become due or to obtain other loans or credits from other banks or other lenders on terms satisfactory to us or at all to satisfy the substantial capital expenditure requirements associated with our capacity expansion. In addition, the indebtedness could have an adverse effect on our future operations, including, among other things: (1) reducing the availability of our cash flow to fund our working capital, capital expenditures or other general corporate purposes as a result of interest or principal payments; (2) subjecting us to the risk of interest rate increases on our indebtedness which bears floating interest rates; and (3) placing us at a competitive disadvantage compared to our competitors that have less debt or are otherwise less leveraged. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to complete an initial public offering and listing of Xinjiang Daqo on the STAR Market, our ability to strengthen our market position, including our ability to expand our production capacity and increase our revenues, could be adversely affected.

In June 2020, we announced that we were considering the opportunity to list shares of our principal operating subsidiary, Xinjiang Daqo, on the Shanghai Stock Exchange’s Sci-Tech innovation board (the “STAR Market”) within the next two years (the “STAR Listing”). We may not be able to complete the STAR Listing for a number of reasons, many of which are outside our control.

If we are unable to complete the STAR Listing, we may need to seek other sources of funds to realize our business strategy, which funds may not be available to us at commercially reasonable terms, or at all. Any such inability to obtain funds may impair our ability to grow Xinjiang Daqo’s business, which could have a material adverse effect on our consolidated operating results and on the price of our ADSs. Moreover, it may take long before we know whether the STAR Listing will be completed, and therefore we may, in the interim, forego or postpone other alternative actions to strengthen our operations and production capacity in the PRC. In addition, the process underlying the STAR Listing could result in significant diversion of management time as well as substantial out-of-pocket costs, which could further impair our ability to expand our business.

Even if we complete the STAR Listing, we may not achieve the results contemplated by our business strategy (including with respect to use of proceeds from that offering) and therefore the price of our ADSs may not increase, or may even drop.

Even if the STAR Listing is completed, we cannot assure you that we will realize any or all of our anticipated benefits of the STAR Listing. Our completion of the STAR Listing may not have the anticipated effects of strengthening our market position. If the STAR Listing is completed, Xinjiang Daqo will have broad discretion in the use of the proceeds from the STAR Listing, and it may not spend or invest those proceeds in a manner that results in our operating success or with which holders of our shares and ADSs agree. Our failure to successfully leverage the completion of the STAR Listing to expand our production capacity could result in a decrease in the price of the ADSs. In addition, we cannot assure you that the success of Xinjiang Daqo will have an attendant positive effect on the price of the ADSs.

Xinjiang Daqo’s status as a publicly traded company that is controlled, but less than wholly owned, by our company could have an adverse effect on us.

Actions being taken in connection with the STAR Listing, including placement of shares by Xinjiang Daqo, our principal operating subsidiary, to certain shareholders, have resulted in the decrease of our shareholding in Xinjiang Daqo. This minority interest in Xinjiang Daqo will increase upon completion of the STAR Listing, and the interests of Xijiang Daqo of these minority shareholders may diverge from the interests of our company and our other subsidiaries in the future. We may face conflicts of interest in managing, financing or engaging in transactions with Xinjiang Daqo, or allocating business opportunities between our subsidiaries.

Our company will retain majority ownership of Xinjiang Daqo after the STAR Listing, but Xinjiang Daqo will be managed by a separate board of directors and officers and those directors and officers will owe fiduciary duties to the various stakeholders of Xinjiang Daqo, including shareholders other than our wholly-owned subsidiary. In the operation of Xinjiang Daqo’s business, there may be situations that arise whereby the directors and officers of Xinjiang Daqo, in the exercise of their fiduciary duties, take actions that may be contrary to the best interests of our company.

During or after the STAR Listing process, there might be certain requirements of the PRC law, including demands from the CSRC, the Shanghai Stock Exchange or other relevant authorities, that might have a bearing on holders of our ordinary shares and ADSs. In July 2020, in order to comply with the PRC law, some of our senior management resigned from our company, while continuing to carry out their respective responsibilities at Xinjiang Daqo.

In the future, Xinjiang Daqo may issue options, restricted shares and other forms of share-based compensation to its directors, officers and employees, which could dilute our ownership in Xinjiang Daqo. In addition, Xinjiang Daqo may engage in capital raising activities in the future that could further dilute our ownership interest in it.

Our organizational structure will become more complex, including as a result of preparations for the STAR Listing. We will need to continue to scale and adapt our operational, financial and management controls, as well as our reporting systems and procedures, at both our company and Xinjiang Daqo. The continued expansion of our business will require us to commit substantial financial, operational and management resources before our revenue increases and without any assurance that our revenue will increase.

It is difficult to predict the effect of the proposed STAR Listing on the ADSs.

The China Securities Regulatory Commission, or the CSRC, initially launched the STAR Market in June 2019 and trading on the Market began in July 2019. No assurance can be given regarding the effect of the STAR Listing on the market price of the ADSs. The market price of the ADSs may be volatile or may decline, for reasons other than the risk and uncertainties described above, as the result of investor negativity or uncertainty with respect to the impact of the proposed STAR Listing.

Holders of our ordinary shares and ADSs may have limited opportunities to purchase Xinjiang Daqo’s shares even if the STAR Listing were completed. Investors may elect to invest in our business and operations by purchasing Xinjiang Daqo’s shares in the STAR Listing or on the STAR Market rather than purchasing the ADSs, and that reduction in demand could lead to a decrease in the market price for the ADSs.

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

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facilities for a significant period of time. Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production, could reduce our production capacity for a significant period of time and could have negative effect on our customer relationships. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, in April 2013, we temporarily shut down our Phase 2 facilities in Xinjiang for periodic maintenance and technology improvements. In April 2014, we temporarily shut down our Phase 2 facilities in Xinjiang for periodic maintenance and preparation for the Hydrochlorination project. In May 2015, we conducted annual maintenance of the Xinjiang polysilicon facilities, which affected our polysilicon production for five days. In October 2016, we conducted annual maintenance and several technology improvement projects in our Xinjiang polysilicon facilities, and concurrently completed interconnections between our new and existing facilities in Xinjiang. In late September and early October of 2017, we conducted annual maintenance for our Xinjiang polysilicon facilities. In September 2018, we conducted annual maintenance for our Xinjiang polysilicon facilities, connected our newly constructed Phase 3B facility to our existing facilities, and upgraded various manufacturing equipment. In the second quarter of 2019, we completed annual maintenance of our Xinjiang polysilicon facilities. In the third quarter of 2020, we completed annual maintenance of our Xinjiang polysilicon facilities. The annual maintenance, construction, installation of new equipment and interconnection of facilities affected our polysilicon production for two to three weeks. These abovementioned shutdowns have reduced and may further reduce the volume and increase the cost of polysilicon we produce. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, and interruptions in electricity supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards, environmental incidents and labor disputes.

We may experience earthquakes, floods, mudslides, snowstorms, typhoon, power outages, labor disputes or similar events beyond our control that would affect our operations. Our manufacturing processes involve the use of hazardous equipment, including, but not limited to, furnaces, squaring machines and wire saws. We also use, store and generate volatile and otherwise dangerous chemicals and waste during our manufacturing processes, which are potentially destructive and dangerous if not properly handled or in the event of uncontrollable or catastrophic circumstances, including operating hazards, fires and explosions, natural disasters, adverse weather conditions and major equipment failures. On July 2, 2020, one of our projects with an annual output of 13,000 tons of polysilicon suffered a leakage accident which caused no casualties but resulted in us incurring loss due to the leakage. The equipment and facilities damaged in the accident have been properly repaired, and the production and operation activities have been resumed after a duly safety risk assessment of the accident. However, we cannot guarantee that any similar incident will not recur.

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

Our business could be adversely affected by the effects of swine flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, Ebola, Zaika, COVID-19 or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. For examples, in 2006, 2007 and 2008, there were reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In 2009, an outbreak of swine flu occurred in Mexico and the United States and human cases of swine flu were discovered in China and Hong Kong. In 2013 and recent years, there were reports of occurrences of avian flu in various parts of China, including a number of confirmed human cases and deaths. See also “—Our business and operations may be materially and adversely affected by the outbreak of the novel coronavirus (COVID-19)” for more information on the recent outbreak of COVID-19. Any prolonged occurrence or recurrence of these epidemics or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. These could include our ability to deliver our products within or outside of China, as well as temporary closure of our manufacturing facilities, or our suppliers’ or customers’ facilities, delay in the supply of raw materials from our suppliers, and delayed or cancelled orders from our customers. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations.

Our business and operations may be materially and adversely affected by the outbreak of the novel coronavirus (COVID-19).

Any outbreak of health epidemics or other outbreaks of diseases in the PRC or elsewhere in the world may materially and adversely affect the global economy, our markets and our business. Since December 2019, there has been an outbreak of respiratory illness caused by a novel strain of coronavirus (COVID-19) in China and around the world. COVID-19 is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the coronavirus a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern that the organization had declared on January 30, 2020. In response to this pandemic, China, the United States and many other countries and jurisdictions have taken additional, restrictive measures to prevent the virus’ spread, such as quarantines, travel restrictions and home office policies. The outbreak of this virus has caused wide-ranging business disruptions and traffic restrictions in China, particularly in early 2020, and have continued to seriously impact many other parts of the world, including the United States and Europe, and the virus’ adverse impact on business activities, travels and overall GDP in the world has been unprecedented and is expected to continue in the foreseeable future. Despite the recovery from the epidemic in China since the second quarter of 2020, there has been resurgences in China from time to time, particularly in winter and spring. If this outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel, and reduced workforces. In addition, the stock markets around the world have experienced extreme volatility, in reaction to the COVID-19 outbreak and governments’ responses to it, including the interest rate reductions by the U.S. Federal Reserve in 2020, and the launches of vaccines. There is uncertainty around the duration of the virus’ outbreak or its adverse effects on business activities in general. While China, the U.S. and many other countries have been administering COVID-19 vaccines, it remains unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including the world-wide spread of COVID-19, the relevant governments’ actions to contain COVID-19 or treat its impact, among others, and the distribution and efficacy of vaccines. Overall, any prolonged occurrence or recurrence of the health epidemics, particularly the current pandemic COVID-19, or other adverse public health developments in China or any other markets in which we do business may have a material adverse effect on our business and results of operations. These could include our ability to deliver our products within or outside of China in a timely manner, mandatory quarantines of our employees, temporary closure of our manufacturing facilities or our customers’ and suppliers’ facilities, delay in supply of raw materials from our suppliers, and delayed or cancelled orders from our customers. Any severe travel or shipment restrictions, closures and other preventive and risk control measures taken by the Chinese government and other government authorities could severely disrupt our operations and adversely affect our cash flows, business and results of operations.

Existing laws and regulations and changes to these laws and regulations may present technical, regulatory, economic and trade barriers to the purchase and use of photovoltaic products, which may significantly reduce demand for our products, and negatively affect polysilicon prices.

Photovoltaic products are subject to national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering, and other aspects of the electric utility industry. In a number of countries, including China, these regulations are being modified and may continue to be modified. The purchases of, or further investment in the research and development of, alternative energy sources, including photovoltaic technology, could be deterred by unfavorable regulations, which could result in a significant reduction in the potential demand for our products. For example, without a regulatorily mandated exception for solar power systems, electric utility companies are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to end users of using photovoltaic products and make them less desirable. In addition, trade authorities in foreign countries (for example, trade authorities of the U.S. given the recent trade conflicts between China and the U.S.) may apply trade sanctions against photovoltaic product imports from China if they determine that export sales from China are in violation of fair trade practices. These types of trade sanctions can result in significant additional duties, which may adversely affect photovoltaic product demand, thereby harming our business, prospects, results of operations and financial condition. Moreover, if China reduces or removes the antidumping and countervailing duties that it now imposes on non-Chinese producers, polysilicon imports to China may increase, which may reduce demand for our polysilicon and negatively impact our selling prices.

The U.S. government has recently begun enforcing a long-existing ban on U.S. importation of products produced with forced labor in ways that may adversely affect our business. Section 307 of the U.S. Tariff Act of 1930, as amended, or Section 307, prohibits U.S. importation of goods that are produced or manufactured, wholly or in part, in any non-U.S. country by forced or indentured labor. On December 2, 2020, U.S. Customs and Border Protection, or CBP, announced that it had issued a withhold release order, or WRO, against cotton products made by the Xinjiang Production Construction Corp, or the XPCC; and on January 13, 2021, CBP issued a broader WRO on all cotton and tomato products produced in Xinjiang, saying that it had identified indicators that these goods were produced with forced labor. As a result of these WROs, U.S. imports of these products may only proceed after the importer demonstrates that the merchandise was not produced with forced labor. Although no WROs have been issued for photovoltaic or other silicon-based products from Xinjiang, some press reports have indicated that the U.S. government may be considering such actions. In addition to existing U.S. law, there have been legislative proposals to enact new laws that could adversely affect our business. On September 22, 2020, the U.S. House of Representatives, by a vote of 406-3, passed the Uyghur Forced Labor Prevention Act, or the UFLP Act 2020. If it had been enacted into law, the UFLP Act 2020 would have prohibited all goods manufactured wholly or in part in Xinjiang to enter the United States unless CBP determined that the goods had not been manufactured by forced labor. In effect, the UFLP Act 2020 would have switched the operation of applicable U.S. law from Section 307, under which CBP issues a WRO when it determines there is an indication that the goods were produced with forced labor, to a prohibition on all imports from Xinjiang unless CBP determines that they were not produced with forced labor. The UFLP Act 2020 was not enacted into law prior to the close of the 116th Congress at the end of 2020. In January and February 2021, a new legislation similar to the UFLP Act 2020, or the UFLP Act 2021, was introduced in the U.S. Senate and the U.S. House of Representatives, respectively. Our polysilicon manufacturing facilities are located in Xinjiang to be close to sources of raw materials and energy for polysilicon production. We do not tolerate any use of forced labor whether in our own manufacturing facilities or, to the best of our knowledge, throughout our supply chain. However, we cannot assure you that the relevant U.S. authorities will not decide that forced labor exists in our supply chain or in the manufacturing of our polysilicon and, pursuant to Section 307, prohibit U.S. imports of products (including those of our customers) containing our polysilicon. Although we typically do not sell our polysilicon to the U.S. market directly and our customers typically serve the global solar market, some of our major customers likely sell their products containing our polysilicon to the U.S. market, and any such U.S regulatory action may reduce the demand for our products. Furthermore, if legislation similar to the UFLP Act 2021 were to be enacted, given the difficulty in proving no use of forced labor throughout the supply chain, the demand for our products would likely decrease. Either of these types of regulatory or legislative action could adversely affect our business, financial condition and results of operations.

In addition to the actions taken or being considered by the U.S. government discussed above, there is a growing concern regarding the alleged used of forced labor issue in Xinjiang in the European Union, Japan and certain other countries. If any new legislation or regulatory action with respect to these issues were to be enacted in those regions that impose additional restrictions or requirements on importation of goods that are produced or manufactured, wholly or in part, in Xinjiang, our business in these regions could be adversely affected.

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

Our photovoltaic products may contain defects that are not detected until after they are shipped or processed by our customers. In the event our products are returned to us due to product defects, we would be required to replace the defective products promptly. If we deliver products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with termination of contracts and replacement of shipped products, and our credibility, market reputation and relationship with customers will be harmed and sales of our products may be materially and adversely affected.

Substantially all of our production, storage, administrative, and research and development facilities are located in Shihezi City, Xinjiang, China, which may expose us to risks of damages or disruptions at these facilities as well as risks of dealing with sanctioned persons.

Substantially all of our production, storage, administrative, and research and development facilities are currently located in Shihezi City, Xinjiang, China. Natural disasters, such as fires, floods, earthquakes, snow storms, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would not be able to meet our production targets and our business would incur losses. Substantial damage to or disruption at these facilities could have a material adverse effect on our business, financial condition and results of operations.

Our operations in Xinjiang may also expose us to risks of dealing with sanctioned persons. On July 31, 2020, the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, added Xinjiang Production and Construction Corps, or XPCC, to OFAC’s Specially Designated Nationals and Blocked Persons List, or the SDN List, on the basis of XPCC’s alleged involvement in human rights abuses. Under OFAC’s so-called “50% rule,” any entity that is in the aggregate owned, directly or indirectly, by an entity on the SDN list is also subject to the OFAC sanctions applicable to the entity named on the SDN List, even if it is not included on that list. XPCC owns a number of companies in Xinjiang and elsewhere in China. We cannot assure you that none of our suppliers of public utilities or other products or services or other business partners will, due to their relationships with XPCC, be deemed as sanctioned persons by the U.S. or other governments. There is no assurance that we would be able to cease dealing with these types of suppliers, even if they were to be deemed to be sanctioned persons. If we are deemed to have significant dealings with one or more such sanctioned persons, U.S. entities (including financial institutions) and others may decide not to provide services to us, purchase or own our securities, or otherwise deal with us, which could negatively affect our business operations and access to capital markets. In addition, these types of issues may also subject us to negative publicity, which could distract our management’s attention and adversely affect investors’ perception of our company. Our ADS prices may also be adversely affected by these issues, and the holders of our ADSs and ordinary shares might be unable to sell, or receive distributions with respect to, the ADSs or ordinary shares.

Failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. Contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. In addition, we currently hold 136 patents and have 46 pending patent applications in China covering various aspects of the polysilicon and wafer manufacturing process. However, we cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. Failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe on or misappropriate our proprietary technologies or other intellectual property and proprietary rights and use them to compete against us, which could have a material adverse effect on our business, financial condition or operating results.

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

As of March 31, 2021, Messrs. Guangfu Xu, Xiang Xu and Dafeng Shi, our directors that are affiliated with Daqo Group, beneficially owned a total of 81,150,218 or 22.0% of our ordinary shares, including shares that they have the right to acquire within 60 days. As a result of their high level of shareholding, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. These shareholders’ interests as beneficial owners of Daqo Group may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, these shareholders may take actions not in the best interest of us and our other shareholders.

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

As our manufacturing processes generate waste water and gas and other industrial wastes, we are required to comply with all applicable regulations regarding protection of the environment. We are in compliance with present environmental protection requirements in all material respects and have all the necessary environmental permits to conduct our business. However, in light of the Chinese government’s higher environmental protection requirements, the local authorities and electricity suppliers in Xinjiang may implement increasingly stringent environmental protection measures, which could negative affect the supply and price levels of the electricity available to our production facilities in Xinjiang. As a result, our polysilicon production volume and costs could be adversely affected. While Xinjiang Daqo have entered into a power purchase agreement with the local authorities and electricity supplier, we cannot ensure that the local authorities and electricity supplier will full perform the contract. We cannot assure you that our pollution controls will always be effective and we may experience environmental non-compliance incidents. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations, which in turn would have a material adverse effect on our financial condition and results of operations.

The discontinuation of any of the preferential tax treatment or the financial incentives and grants currently available to us in China could adversely affect our overall results of operations.

Various Chinese governmental authorities have provided tax incentives to our subsidiaries in China. These incentives include income tax exemption or reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law (“EIT Law”), the statutory enterprise income tax rate is 25%. However, Xinjiang Daqo New Energy Co., Ltd., or Xinjiang Daqo, a Chinese subsidiary of ours, obtained a High and New Technology Enterprise, or HNTE, certificate for a valid period of three years till 2022. During the year ended December 31, 2020, Xinjiang Daqo was entitled to a preferential tax rate of 15% because of its HNTE status. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause this subsidiary to no longer meet the criteria as a “high and new technology enterprise,” such status will be terminated from the year of such change. We cannot assure you that Xinjiang Daqo will continue to qualify as a “high and new technology enterprise” in future periods. Furthermore, pursuant to the Notice on Continuation of the Enterprise Income Tax Policies for Enterprises of Encouraged Industries in Western China (Circular [2020] No. 23) issued by the State Taxation Administration, the NDRC and the Ministry of Finance on April 23, 2020, enterprises that are set up in Western China, whose principal businesses are included in the Catalogue of Encouraged Industries in Western China (NDRC Circular No.15) and whose revenue from main operations for the year accounts for over 60% of total revenue, are entitled to a preferential enterprise income tax rate of 15% since January 1, 2021. Any increase in the enterprise income tax rate applicable to our Chinese subsidiaries or discontinuation or reduction of any of the preferential tax treatment or financial incentives currently enjoyed by our subsidiaries in China could adversely affect our business, operating results and financial condition.

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

Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and will be subject to the Chinese enterprise income tax at the rate of 25% on its worldwide income. In April 2009, the Chinese State Administration of Taxation, or the SAT, issued a circular, also known as Circular 82, to clarify criteria for determining the “resident enterprise” status of foreign companies which are controlled by PRC enterprises or PRC enterprise groups. Pursuant to the Circular 82, to determine whether a company formed outside of mainland China and controlled by PRC enterprises or PRC enterprise groups incorporated in China should be treated as a Chinese resident enterprise, the tax authority will review factors such as the routine operation of the organizational body that effectively manages the enterprise’s production and business operations, locations of personnel holding decision-making power, location of finance and accounting functions and properties of the enterprise, and whether more than half of the directors or senior management personnel reside in China. Substantially all of our management members are based in China. However, it remains unclear how PRC tax authorities will classify an overseas company such as ours, which is controlled by PRC natural persons rather than PRC enterprises. If the Chinese tax authorities subsequently determine that Daqo Cayman should be classified as a resident enterprise, then our worldwide income will be subject to Chinese income tax, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Daqo Cayman is classified as resident enterprise under the EIT Law, the dividends received from our Chinese subsidiaries may be exempted from withholding tax.

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

We adopted our 2009 share incentive plan, or the 2009 Plan, our 2014 share incentive plan, or the 2014 Plan, and our 2018 share incentive plan, or the 2018 Plan, in August 2009, December 2014 and April 2018, respectively, that permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2009 Plan, the 2014 Plan and the 2018 Plan, we may issue awards to purchase up to 15,000,000, 21,000,000 and 38,600,000 ordinary shares of our company, respectively. As of March 31, 2021, excluding expired or cancelled options, we had granted options to purchase a total of 19,002,067 of our ordinary shares and 55,070,799 restricted share units of our company under these plans. In addition, we modified the exercise prices for certain outstanding options in January 2012, April 2013, January 2015 and September 2015 in order to provide additional incentives to our employees and directors pursuant to an express authorization under our share incentive plan, allowing our Board of Directors to approve a downward adjustment of the option exercise prices without our shareholders’ approval. As a result of these option grants, option re-pricings and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account compensation costs for all stock awards using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated with incentive shares or options.

Risks Related to Doing Business in China

Uncertainties in the global economy and the slowdown of the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in the recent years. It is unclear whether the Chinese economy will continue slowing down. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East, especially the recent tensions between the U.S. and Iran, which have resulted in volatility in oil and other markets. There have also been concerns about the economic effect of the territorial disputes involving China in Asia and the tensions in the relationship between China and Japan. Although the U.S. and China have reached a phase-one deal in January 2020, the trade conflicts between China and the U.S. have, and may continue to, put pressure on China’s economic growth, particularly our downstream customers’ export to the U.S. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Any capital contributions or loans that we, as an offshore entity, make to our Chinese subsidiaries are subject to Chinese regulations. For example, for each of our Chinese subsidiaries as a foreign invested enterprise, the aggregate amount of our loans to the Chinese subsidiary cannot exceed the larger amount of (i) the balance between the registered total investment amount and registered capital of the Chinese subsidiary, or (ii) twice the amount of the net assets of the Chinese subsidiary calculated in accordance with PRC GAAP, subject to satisfaction of applicable government registration or approval requirements, and the loans must be registered with the local branch of SAFE. There is a specific statutory guideline relating to the ratio of a foreign invested enterprise’s registered capital amount over total investment amount. For each foreign invested enterprise, such as Xinjiang Daqo, it may increase its registered capital to receive additional capital contributions from us and currently there is no statutory limit to increasing its registered capital, subject to satisfaction of applicable government registration and filing requirements. The registered total investment amounts of Chongqing Daqo and Xinjiang Daqo are $286.0 million and $704.2 million, respectively. The registered capital of Chongqing Daqo is $96.0 million contributed by Daqo Cayman as the sole investor. The registered capital of Xinjiang Daqo is $247.3 million, of which $212.2 million was contributed by Daqo Cayman, $7.0 million was contributed by Chongqing Daqo, and $28.1 million was contributed by four individual shareholders. As a result, the maximum permissible amounts that Chongqing Daqo and Xinjiang Daqo may borrow from Daqo Cayman are $190.0 million and $492 million, respectively. We cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our Chinese subsidiaries or future capital contributions by us to our Chinese subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to make equity contributions or provide loans to our Chinese subsidiaries or to fund their operations may be negatively affected, which could adversely affect our Chinese subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.

As a holding company, we rely principally on dividends and other distributions on equity paid by our Chinese subsidiaries for our cash requirements, including funds necessary to service any debt we may incur. If our Chinese subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our Chinese subsidiaries only out of their retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries are required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiary to pay dividends to us could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. See “-Risks Related to Our Business-The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a Chinese withholding tax upon the dividends payable by us and Chinese tax on gains realized upon the sale or other disposition of our ADSs if we are classified as a Chinese ‘resident enterprise’.”

Fluctuations in exchange rates could result in foreign currency exchange losses.

The conversion of the RMB into foreign currencies is based on rates set by the People’s Bank of China. The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The PBOC further enlarged the floating band of RMB against the U.S. dollar in March 2014 and announced its intention to improve the central parity quotation system of RMB against the U.S. dollar. Effective from October 1, 2016, RMB has been included in the International Monetary Fund’s basket of special drawing rights. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. We cannot assure you that the RMB will not appreciate or depreciate significantly in value against foreign currencies in the future.

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

We are subject to the reporting obligations under the U.S. securities laws. In connection with the audit of our internal controls over financial reporting as of and for the year ended December 31, 2011, we and our independent registered public accounting firm identified three “material weaknesses” including (i) our lack of accounting resources and expertise necessary to comply with U.S. GAAP and the Securities and Exchange Commission, or the SEC, financial reporting and disclosure requirements, (ii) our lack of sufficient resources to perform thorough reviews of consolidated financial statements and related footnote disclosures during the period-end financial reporting and disclosure process, and (iii) our lack of sufficient processes, documentation and approval of related party transactions with affiliates. In 2012, we made enhancements to our internal controls over financial reporting. Based on these actions taken and our testing and evaluation of the effectiveness of our internal controls, we have concluded the material weaknesses no longer existed as of December 31, 2013 to 2020. As of December 31, 2020, our management concluded that our internal control over financial reporting was effective. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting for the years ended December 31, 2012 and 2013. For the years ended December 31, 2014 through 2020, our independent registered public accounting firm performed an audit of our internal control over financial reporting.

However, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. If we fail to maintain effective internal controls over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future. In addition, our internal controls over financial reporting will not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

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

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e., the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings against audit firms with operations in China, depending upon the final outcome listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

The audit reports included in this annual report have been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection ; furthermore, the inspection status of our auditors may affect the ability of our securities to continue to be traded in the United States.

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

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. On November 4, 2019, the SEC announced that SEC and PCAOB had dialogue with the “Big Four” accounting firms, which emphasized the need for effective and consistent global firm oversight of member firms, including those operating in China. In a statement issued in December 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On February 19, 2020, the SEC and the PCAOB further issued a joint statement on continued dialogue with “Big Four” accounting firms on audit quality in China, highlighting that PCAOB continues to be prevented from inspecting the audit work and practices of PCAOB-registered audit firms in China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. Our ADSs are listed on NYSE. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the NYSE, deregistration from the SEC and/or other risks, which may materially and adversely affect the market price and liquidity of our ADS, or effectively terminate our ADS trading in the United States.

The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular PRC law, on May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the HFCAA, which includes requirements similar to those in the EQUITABLE Act requiring the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities. The HFCAA would also require public companies on the SEC’s list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020 and was signed into law by the U.S. President on December 18, 2020. The HFCAA amended the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S.-listed companies from being listed on any of the U.S. securities exchanges, such as the New York Stock Exchange, or traded “over-the-counter,” if the registrant’s financial statements have been audited by an accounting firm branch or office that is not subject to PCAOB inspection for a period of three consecutive years after the HFCAA became effective. Enactment of the HFCAA or any other similar legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. On March 24, 2021, the SEC adopted interim final rules to implement portions of the HFCAA, and it gave the public a 30-day comment period. As an initial matter, the process of identifying an issuer, which is audited by an auditor not subject to the PCAOB’s full inspections or investigation because of restrictions by non-U.S. authorities, will require coordination with the PCAOB. The PCAOB is currently considering how it will implement the requirements of the HFCA Act, and any PCAOB rulemaking in this respect will be subject to SEC review and approval prior to implementation. Upon the effectiveness of the SEC implementation rules relating to the HFCAA, we will be subject to the requirement to have our financial statements audited by an accounting firm for which the PCAOB can inspect and investigate. Failure to comply with such requirements could ultimately result in a de-listing of the ADSs from NYSE. In addition, the uncertainty around the HFCAA could adversely affect the market price of our ADSs.

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

The closing trading prices of our ADSs ranged from $8.32 to $68.81 in 2020, and may remain volatile in the future and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed their securities on U.S. stock exchanges. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of our new investments, acquisitions, strategic partnerships, or joint ventures;
●	announcements of new products and expansions by us or our competitors;
●	announcements of sale of existing business segments;
●	fluctuations in market prices of or demand for our products;
●	changes in financial estimates by securities analysts;
●	changes in the ratio of ADSs vs. ordinary shares;
●	additions or departures of key personnel; and
●	potential litigation or regulatory investigations.

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

We may issue additional ordinary shares or other equity or equity-linked securities, which may materially and adversely affect the price of our ordinary shares or ADSs.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act of the Cayman Islands, as amended from time to time, and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

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

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China, one of the world’s largest emerging markets. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, due to jurisdictional limitations, matters of comity and various other factors, the SEC, Department of Justice (“DOJ”) and other U.S. authorities may be limited in their ability to take enforcement actions, including in instances of fraud, against us or our directors and officers in China. In addition, shareholder claims that are common in the United States, including class action securities law and fraud claims, generally uncommon in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the U.S. have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

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

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have failed to timely provide the depositary with notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made by a show of hands.

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

A non-United States corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the average value of its assets is attributable to assets (generally determined on the basis of a quarterly average) that produce or are held for the production of passive income. Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

We are a company limited by shares domiciled in the Cayman Islands. The corporate affairs of Daqo New Energy Corp. are governed by our Fourth Amended and Restated Memorandum and Articles of Association, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands.

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

Daqo Group established Daqo New Material in 2006 in Chongqing, China. Although all of Daqo Group’s equity interest holders also beneficially own shares of Daqo Cayman, Daqo Group does not have any shareholding in our company. As of March 31, 2021, holders of equity interests in Daqo Group in aggregate beneficially own 32.43% of the outstanding ordinary shares of our company. Subsequent to the establishment of Chongqing Daqo in July 2008, Chongqing Daqo entered into a lease agreement with Daqo New Material to rent all of Daqo New Material’s land, production infrastructure, machinery, equipment, facilities, factories, buildings and other assets for polysilicon production. This lease was terminated on December 30, 2013. Under Financial Accounting Standards Board Accounting Standards Codification 810-10-15, “Variable Interest Entities,” we were deemed to be Daqo New Material’s primary beneficiary and Daqo New Material had been consolidated from July 1, 2008 to December 30, 2013. As a result of the voluntary termination of our contractual arrangements with Daqo New Material, starting from December 31, 2013, we deconsolidated Daqo New Material.

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

Since we did not intend to continue the technology improvement project in our Phase 1 facilities and we planned to relocate the idle machinery and equipment from Phase 1 facilities in Chongqing to our Xinjiang facilities for expansion projects including Phase 2B, Phase 3A and 3B, we (i) ceased production at the Phase 1 polysilicon facilities in 2012, then started the relocation of certain machinery and equipment from the Phase 1 polysilicon facilities to Xinjiang, and (ii) on December 30, 2013, signed an amendment to the supplementary lease agreement to terminate the lease, which resulted in the deconsolidation of Daqo New Material. To support the wafer manufacturing at Chongqing Daqo, Chongqing Daqo entered into a new lease agreement with Daqo New Material to lease a small portion of its facilities, including, but not limited to, the dining hall, part of the office buildings and portions of the employee dormitory, on January 1, 2014.

Following the completion of our Phase 2A and our capacity enhancement project for Phase 2A, we fully ramped up our nameplate polysilicon production capacity to 6,150 MT per annum in the first quarter of 2014.

We fully ramped up the full production capacity of our Phase 2B project to 12,150 MT per annum at the end of the third quarter of 2015.

In January 2015, our Board of Directors approved our Phase 3A expansion project. We completed the construction and installation of Phase 3A at the end of 2016 and achieved full production capacity of 18,000 MT per annum in the first quarter of 2017. In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and begin pilot production and ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. We began our Phase 4B project in March 2021 and expect to complete the project by the end of 2021 and ramp it up to its full capacity of 35,000 MT by the end of the first quarter of 2022.

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

In December 2016, we adopted a dual Chinese name “大全新能源公司” at our annual general meeting, so that the name of our company is “Daqo New Energy Corp. “ 大全新能源公司.”

In April 2018, we completed a follow-on public offering of 2,064,379 ADSs, representing 51,609,475 ordinary shares, at $55.00 per ADS. We received net proceeds of $106.6 million from this offering.

In October 2019, we incorporated Xinjiang Daqo Guodi, a wholly owned subsidiary, in Shihezi Economic Development Area in Xinjiang Autonomous Region, China. The subsidiary primarily focuses on research and development related to polysilicon manufacturing.

In November 2019, Xinjiang Daqo Lvchuang was incorporated, which is 70% owned by Xinjiang Daqo and 30% owned by a third party company. The subsidiary primarily focuses on the recycling and sales of polysilicon by-product, which was in the start-up stage as of December 31, 2019.

In March 2020, Daqo New Energy (Hong Kong) Co., Limited, our wholly owned subsidiary, was incorporated in the Hong Kong Special Administrative Region, China. The subsidiary primarily focuses on development of business and investment for us.

In June 2020, we announced our strategic plan to complete a listing of shares of our principal operating subsidiary, Xinjiang Daqo, on the Shanghai Stock Exchange’s Sci-Tech innovation board, known as the STAR Market. STAR Market listing requires Xinjiang Daqo to have multiple shareholders. As a result, we sold 4.4% of Xinjiang Daqo’s shares at the aggregate consideration of RMB199.05 million to Mr. Guangfu Xu, Mr. Xiang Xu, Mr. Dafeng Shi and Mr. Longgen Zhang, respectively. Following the transaction, we currently beneficially own 95.6% of Xinjiang Daqo.

On November 17, 2020, we effected a change of the ADS-to-ordinary-share ratio from one (1) ADS representing twenty-five (25) ordinary shares to one (1) ADS representing five (5) ordinary shares.

Our principal executive offices are located at Unit 29, Huadu Mansion, 838 Zhangyang Road, Shanghai, People’s Republic of China, and our telephone number at that location is +86-21-5075-2918. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, 2nd Floor Harbor Place, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017. SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC. Our website is http://www.dqsolar.com.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B.Business Overview

Photovoltaics is one of the proven and most rapidly growing renewable energy sources in the world. Energy from the sun is converted into electricity primarily through the photovoltaic effect and, to a lesser extent, through concentrated solar thermal technologies.

We are a leading high-purity polysilicon manufacturer based in China. We utilize the chemical vapor deposition process, or the “modified Siemens process,” with upgraded Hydrochlorination technology, to produce polysilicon, and have fully implemented the closed loop system to produce high-quality polysilicon cost-effectively. We manufacture and sell high-purity polysilicon to photovoltaic product manufacturers, who further process our polysilicon into ingots, wafers, cells and modules for solar power solutions. Currently, our annual capacity for polysilicon is 70,000 MT in Xinjiang. We improve our production efficiency and increase our output through technological improvements, adoption of process innovation and refinement as well as equipment enhancement. Actual production volume may exceed the production capacity due to operational improvements we may implement at our facilities in response to market conditions.

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

We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at our facilities. In 2020, approximately 97% of our polysilicon was sold to mono-wafer applications which require higher quality as compared to multi-wafer applications. We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2020, our major polysilicon customers included operating entities of Longi, Jinko Solar and Shangji Automation.

Quarterly sales volume for polysilicon in 2020:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	FY 2020
Sales Volume
Polysilicon (MT)	19,101	18,881	13,643	23,186	74,812

Our Products

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs. Our annual capacity for polysilicon production increased from 35,000 MT to 70,000 MT in December 2019. Our actual production volume in 2020 was 77,288 MT. We are one of the best quality polysilicon makers in China. In 2020, approximately 97% of our polysilicon was sold to mono-wafer applications which require higher quality as compared to multi-wafer applications.

See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Components of Results of Operations-Revenues” for a breakdown of our net revenues by category of activity.

Polysilicon Manufacturing Process

Modified Siemens Process

Three main technologies are used in polysilicon production: the modified Siemens process, the fluidized bed reactor process and the upgraded metallurgical grade silicon process. The Siemens process is a mature and well-proven process technology predominantly used in high purity silicon feedstock production in the solar industry. The two other technologies, the fluidized bed reactor process and the upgraded metallurgical grade silicon process, have the potential for lower cost production but are less proven and the quality of products made by these two processes is currently lower than modified Siemens process.

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
HCl
H2
H2
H2
Hydrochlorination
TCS, STC
DCS
TCS/STC Separation
H2, HCl Recovery
STC
TCS, DCS
H2
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

Approximate
	Annual		Commercial	Fully
	Production	Construction	Production	Ramped-up
	Capacity	Period	Period	Production
Phase 2A facilities	5,000 MT	Second quarter of 2011 – September 2012	First quarter of 2013 – Present	March 2013
Capacity enhancement of Phase 2A facilities	1,150 MT	July 2013 – January 2014	January 2014 – Present	First quarter of 2014
Phase 2B facilities	6,000 MT	April 2014 – June 2015	July 2015 – Present	Third quarter of 2015
Phase 3A facilities	5,850 MT	July 2015 – December 2016	First quarter of 2017 – Present	First quarter of 2017
Phase 3B facilities	12,000 MT	January 2018 – October 2018	December 2018 – Present	December 2018
Debottlenecking project of Phase 3B facilities	5,000 MT	April 2019 - June 2019	June 2019 - Present	Second quarter of 2019
Phase 4A facilities	35,000 MT	May 2018 – September 2019	September 2019 – Present	December 2019

We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT in June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and began pilot production in September 2019. We reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from low cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. We began our Phase 4B project in March 2021 and expect to complete the project by the end of 2021 and ramp it up to its full capacity of 35,000 MT by the end of the first quarter of 2022. Our capacity expansion plan and technology improvement plan are preliminary and subject to risks and uncertainties that may be out of our control. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.”

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

We sample each lot of polysilicon harvested from the deposition reactors and keep the samples for product quality tracking purpose. We also set up a product tracking system to trace back all shipped products to the samples we keep and to our database, which contains detailed information of each shipment. We received the ISO 9001:2008 certification for our quality assurance system for our Xinjiang plant, which we believe demonstrates our technological capabilities and inspires customer confidence. In 2014, Xinjiang Science and Technology Commission issued a three-year certificate to recognize our polysilicon as a high and new technology product. We have successfully renewed the certificate for Xinjiang Daqo to August 2020 and will continue to apply for renewal of the certificate upon its expiration. In addition, in 2014, Xinjiang Daqo was recognized for its compliance with the “Photovoltaic Manufacture Industry Standard” issued by the Ministry of Industry and Information Technology of the PRC.

In order to facilitate our production of photovoltaic products and ensure the quality of the finished product, we conduct analysis for raw materials, in-process products and finished products and monitor the environmental impact and safety throughout the production process.

Customers and Sales

We currently sell polysilicon to China-based photovoltaic product manufacturers. As of December 31, 2020, our major polysilicon customers included operating entities of Longi, Jinko Solar and Shangji Automations.

We sell a substantial portion of our polysilicon to a limited number of customers. Our top three customers in aggregate accounted for 64.2%, 81.6% and 83.4% of our continuing operations’ total revenues in 2018, 2019 and 2020, respectively.

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

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. We have one of the leading research and development teams among polysilicon manufacturers in China. Our research and development team consists of 452 experienced researchers and engineers. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. In 2020, we completed 36 research and technology or process improvement projects to enhance our polysilicon manufacturing process, and successfully registered 51 patents with the State Intellectual Property Office of the PRC.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we hold 136 patents and have 46 additional pending patent applications covering different aspects of the polysilicon and wafer manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

While we continue to develop and pursue patent protection for our own technologies, we expect to continue implementing third party license arrangements on certain key aspects of our operation. In August 2011, Chongqing Daqo entered into a Technology License and Transfer Agreement with GTAT Corporation, a Delaware company, under which GTAT granted us a license to use its Hydrochlorination TCS Production Technology and Chlorosilane Recovery/Waste Neutralization Technology for our current polysilicon production and future polysilicon production expansions. We had paid off the consideration for the transfer of this technology in January 2016. Most of our equipment supply contracts with international suppliers include an indemnification provision under which the supplier undertakes to indemnify us against actions, claims, demands, costs, charges, and expenses arising from or incurred by reason of any infringement or alleged infringement of patent, copyright, trade mark or trade name by the use of the equipment provided by the supplier. However, it is unclear whether we will be entitled to such indemnification in the event that we use the equipment supplied by such supplier in conjunction with other equipment not supplied by such supplier. In addition, many of our equipment supply contracts with China-based suppliers do not provide any intellectual property indemnification provisions. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.”

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

We believe that the key competitive factors in the market for photovoltaic products include:

●	product quality;
●	price and cost competitiveness;
●	manufacturing technologies and efficiency;
●	manufacturing reliability;
●	economies of scale; and
●	reputation.

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

On January 20, 2020, the NDRC, the NEA and the Ministry of Finance jointly issued the Notice on Printing and Distributing the Measures for the Administration of Additional Funds for Renewable Energy Electricity Prices, which aims to promote the development and utilization of renewable energy, to standardize the management of additional funds for renewable energy electricity prices and to improve the efficiency of capital use. On the same day, the NDRC, the NEA and the Ministry of Finance jointly issued the Several Opinions on Promoting the Healthy Development of Non-aqueous Renewable Energy Power Generation, or the Opinion, in order to promote the healthy and stable development of non-aqueous renewable-energy power generation. On September 29, 2020, the NDRC, the NEA and the Ministry of Finance jointly issued the supplementary Notice to the Opinion, which provides the subsidy criteria when settle the government subsidies for the renewable energy power price.

On March 31, 2021, the NDRC issued the Circular on Matters Concerning the On-Grid Price Policies for Photovoltaic Power Generation in 2020, providing the guide price and the subsidy criteria for the photovoltaic power in 2020.

On June 12, 2020, the Ministry of Finance issued the Interim Administrative Measures for Special Funds for the Development of Clean Energy, or the Interim Measure, replacing the Interim Measures for Administration of Special Fund for the Development of Renewable Energies and its supplementary notice. According to the Interim Measures, the Chinese government will provide certain government subsidies and financial incentives to support the development of the clean energy industry, including the solar energy industry.

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

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB. Recently, China is strengthening the supervision on foreign currency exchange control.

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE Circular 75, issued in October 2005, and a series of implementation rules and guidance, including the circular relating to operating procedures that came into effect in July 2011, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE No. Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Chinese regulations relating to offshore investment activities by Chinese residents may increase the administrative burden we face and may subject our Chinese resident beneficial owners or employees to personal liabilities, limit our subsidiaries’ ability to increase its registered capital or distribute profits to us, limit our ability to inject capital into our Chinese subsidiaries, or may otherwise expose us to liability under PRC laws.”

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

C.Organizational Structure

 The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report.

Other Investors
Individual Owners of Daqo Group(1)
67.57% (2)
32.43% (2)
Listing Group
Daqo Cayman(4)
(Cayman Islands)(3)
Four individual owners:
Mr. Guangfu Xu, 1.2%
Mr. Xiang Xu, 1.2%
Mr. Dafeng Shi, 1.0%
Mr. Longgeng Zhang, 1.0%
100%
95.6%
4.4%
Chongqing Daqo (4)
(PRC)(3)
Xinjiang Daqo (4)
(PRC)(3)

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

D.Property, Plants and Equipment

We are headquartered in Shihezi, Xinjiang, China. Our Phase 2A, Phase 2B, Phase 3A, Phase 3B and Phase 4A production facilities in Shihezi Xinjiang have approximately 240,102 square meters of office and manufacturing space in total as of December 31, 2020. We have been granted land use rights to approximately 1,041,301 square meters of land where our plants or offices are situated. These land use rights are usually valid for a period of fifty years, starting from the date of grant from the local government in Xinjiang.

We also own several buildings in Wanzhou, Chongqing, China, which have approximately 23,128 square meters of office and manufacturing space in total as of December 31, 2020. We have been granted land use rights to approximately 132,441 square meters of land where our plants or offices are situated. These land use rights are usually valid for a period of fifty years, starting from the date of grant from the local government in Chongqing.

We believe that our existing facilities, together with our facilities under construction, are adequate for our current and foreseeable requirements. See “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures” for a discussion of our capital expenditures.

Environmental and Safety Matters

Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. We believe we are in compliance with all present national and local environmental protection requirements in all material respects and have all the necessary environmental permits to conduct our business in China. We process all our waste water and waste gas through various treatments so that they meet the respective national discharge standard. In addition, most of our solid waste can be reused and does not contain poisonous materials. We have established a pollution control system and installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the waste generated in our manufacturing process. However, we cannot assure you that our pollution controls will always be effective. See “Item 3. Key Information-D. Risk Factors-Risks related to Our Business-Compliance with environmental regulations can be expensive, and non-compliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.”

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We purchased property insurance and project construction insurance policies covering our inventory, equipment, vehicles, facilities, buildings and buildings under construction. These insurance policies cover losses due to fire, explosion and a wide range of human accidents. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We do not maintain business interruption insurance or general third-party liability insurance. We also do not have product liability insurance or key-man life insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have limited insurance coverage. In particular, we do not have any product liability insurance or business interruption insurance.” We consider our insurance coverage to be in line with that of other manufacturing companies of similar size in China.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2018, 2019 and 2020 and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A.Operating Results

Overview

We are a leading high-purity polysilicon manufacturer based in China with an annual production capacity of 70,000 MT. We believe our production cost for polysilicon is one of the lowest and our product quality is one of the best in China.

We strive to improve our polysilicon production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement, as well as equipment enhancement. As a result of these initiatives, we produced 4,524 MT polysilicon in 2011. In 2012, our polysilicon output was 3,349 MT(1), which was less than 2011 due to the suspension of the Phase 1 polysilicon facilities and less than normal output in our Xinjiang facilities during the pilot production period in the fourth quarter of 2012. In 2013, we produced 4,805 MT polysilicon which was all contributed by our Xinjiang facilities. We conducted a “debottlenecking” project for our Xinjiang facilities and successfully completed the project and started pilot production in December 2013. We fully realized capacity of 6,150 MT and lowered production costs to the level of $14 per kg in the first quarter of 2014. We fully ramped up our Phase 2B project to further increase the polysilicon production capacity in our Xinjiang facilities to 12,150 MT at the end of the third quarter of 2015. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. In 2015, we produced 9,771 MT polysilicon at an annual average production cost of $11.23/kg (including depreciation). In 2016, we produced 13,068 MT polysilicon at an annual average production cost of $9.38/kg (including depreciation). We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we have achieved full production capacity of 18,000 MT per annum. In 2017, we produced 20,200 MT polysilicon at an annually average production cost of US$8.84/kg (including depreciation). In 2018, we produced 23,351 MT polysilicon at an annually average production cost of US$8.71/kg (including depreciation). In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT expanded manufacturing capacity. We completed the Phase 4A project and began pilot production September 2019 and reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000 MT. In 2020, we produced 77,288 MT of polysilicon with an average production cost of $5.85/kg. We began our Phase 4B project in March 2021 and expect to complete the project by the end of 2021 and ramp it up to its full capacity of 35,000 MT by the end of the first quarter of 2022.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2020, our major polysilicon customers included operating entities of Longi, Jinko Solar and Shangji Automation.

We expanded to the downstream photovoltaic manufacturing business by commencing commercial production of wafers in July 2011. In September 2018, we decided to discontinue our operations in Chongqing, including wafer manufacturing, which have since been recognized as our discontinued operations.

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008. We produced 23,351 MT, 41,556 MT and 77,288 MT of polysilicon and sold 22,521 MT(1), 38,109 MT(1) and 74,812 MT in 2018, 2019 and 2020, respectively. We generated revenues from continuing operations of $301.6 million, $350.0 million and $675.6 million in 2018, 2019 and 2020, respectively. We had a gross profit for our continuing operations of $98.1 million, $80.1 million and $234.0 million in 2018, 2019 and 2020, respectively. Our gross margin for our continuing operations were 32.5%, 22.9% and 34.6% in 2018, 2019 and 2020, respectively. We achieved net income attributable to Daqo New Energy Corp. shareholders of $38.1 million, $29.5 million and $129.2 million in 2018, 2019 and 2020, respectively.

Note:

(1)       The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 459MT, nil and nil in 2018, 2019 and 2020, respectively; in September 2018, we discontinued our wafer manufacturing operation.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and are important to understand our business:

●	demand for photovoltaic products, including government incentives to promote the usage of solar energy;
●	product prices;
●	our product mix;
●	our production capacity and utilization; and
●	our production costs, in particular the cost of electricity.

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

Global solar PV installations in 2020 totaled approximately 130 GW, representing a 13% increase from 115 GW in 2019. Due to the long-delayed announcement of subsidy policy, the annual newly added solar PV installations were estimated to be approximately 30 GW in China in 2019, which was significantly lower than 44.1 GW in 2018. However, China continued to rank as the largest solar PV market globally, with the United States, India and Japan ranking the top four globally in 2019. According to several solar PV market reports, we expect global solar installations in 2021 to be approximately 160 to 170 GW in light of the impact of the outbreak of COVID-19.

Product prices

The sales prices of our photovoltaic products are volatile and cannot always be predicted with certainty. Our sales prices declined from mid-2008 to the middle of 2010 due to industry-wide excess supply but stabilized in the third quarter of 2010 and increased marginally in the fourth quarter of 2010 due to end market demand. In 2011, our sales prices declined rapidly in the fourth quarter primarily due to excess supply in the market. The decline in sales prices continued throughout 2012. Our sales prices started to recover through 2013 due to improved demand and reduced inventory levels. The decline in the market price of polysilicon resulted in an approximately 7% decrease in the average selling price of our polysilicon from 2010 to 2011, a further 59.3% decrease from 2011 to 2012 and a further 23.3% decrease from 2012 to 2013. The market prices for polysilicon have improved significantly through 2013, albeit not sufficient to reverse the year-on-year average decrease. In 2014, the average selling prices for polysilicon fluctuated in the range approximately from $20/kg to $22/kg. In 2015, our quarterly average selling prices for polysilicon decreased by 23.4% from $18.09/kg in the first quarter to $13.86/kg in the fourth quarter of 2015. In 2016, our gross margin for our continuing operation was 39.7% primarily due to significant cost reduction in polysilicon. In 2017, our gross margin for our continuing operations was 44.6% primarily due to continuously significant cost reduction in polysilicon along with increasing of selling prices. In 2018, our gross margin from our continuing operations decreased to 32.5%, primarily due to lower selling prices impacted by the unfavorable solar policy announced by Chinese government on May 31, 2018. In 2019, our gross margin for our continuing operations was 22.9%, primarily due to lower selling prices impacted by delayed installations in China. In 2020, our gross margin for our continuing operations was 34.6%. The increase as compared to 2019 was primarily due to reduced production cost.

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

Company’s quarterly polysilicon external sales volume and average selling prices (ASPs) from 2017 to 2020 (VAT excluded):

Polysilicon external sales volume and ASPs

Polysilicon external sales volume (MT)
ASP ($/kg)
4,223
4,497
4,500
4,730
5,411
3,881
6,199
7,030
8,450
7,130
9,238
13,291
19,101
18,881
13,643
23,186
$16.66
$13.58
$16.19
$19.09
$17.68
$16.22
$10.79
$9.69
$9.55
$9.10
$8.99
$8.77
$8.79
$7.04
$9.13
$10.79
Q1 2017
Q2
Q3
Q4
Q1 2018
Q2
Q3
Q4
Q1 2019
Q2
Q3
Q4
Q1 2020
Q2
Q3
Q4

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

Our production capacity and utilization

In the near future, we plan to continue to focus on our core businesses to further improve our operation efficiency, cost structure and product quality by expanding our capacity, adopting new technologies and optimizing the manufacturing processes. In September 2012, we successfully completed our Xinjiang Phase 2A facilities. At the end of 2016, we completed the construction and installation of Phase 3A and commenced initial production in the first quarter of 2017. By the end of the second quarter of 2017, Phase 3A facilities reached full production capacity. In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and begin pilot production in September 2019 and reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000MT. We began our Phase 4B project in March 2021 and expect to complete the project by the end of 2021 and ramp it up to its full capacity of 35,000 MT by the end of the first quarter of 2022.

Our polysilicon production costs consist primarily of the costs of electricity and other utilities, raw materials, labor and depreciation. Currently electricity is the largest component of our polysilicon production costs. In our polysilicon manufacturing facilities in Xinjiang, because of the abundant coal resources, the local electricity rate is much lower than that in most areas in China. This cost advantage, along with our operational expertise, enables us to become one of the lowest cost producers around the globe. We have implemented additional measures to reduce our production costs through technology, process and equipment improvement. For example, in 2016, we continued our efforts to improve manufacturing efficiency and optimize production processes through several R&D and technology improvement projects in our Xinjiang polysilicon facilities. As a result of our continuous cost reduction efforts, we successfully reduced our annual average polysilicon production cost (including depreciation) by 5.8% from $9.38/kg in 2016 to $8.84/kg in 2017. We fully ramped up our Phase 3B facilities in December 2018 and further reduced our production cost to $7.94/kg in the fourth quarter of 2018. We completed the Phase 4A project and begin pilot production in September 2019 and reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from low cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. During the fourth quarter of 2020, we achieved our lowest-ever production cost in RMB terms, namely, $5.92/kg, primarily due to our efforts in additional energy savings. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations.

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

We commenced polysilicon production in 2008. We produced 23,351 MT, 41,556 MT and 77,288 MT of polysilicon and sold 22,521 MT(1), 38,109 MT(1) and 74,812 MT(1) of polysilicon in 2018, 2019 and 2020, respectively. Our polysilicon selling prices are directly affected by global supply and demand conditions. In 2018, the annual average selling price decreased significantly primarily due to negative impact by the unfavorable solar policy announced by Chinese government on May 31, 2018. In 2019, the annual average selling price decreased by 30.4% primarily due to significant increase in polysilicon supply capacities and weaker demand in China’s domestic market. In 2020, the annual average selling price deceased by 1.2% as compared to 2019. We generated revenues from continuing operations of $301.6 million, $350.0 million and $675.6 million in 2018, 2019 and 2020, respectively. We achieved net income attributable to our shareholders of $38.1 million, $29.5 million and $129.2 million in 2018, 2019 and 2020, respectively.

We have entered into framework agreements with some of our customers. These contracts typically contain binding terms related to the sales volume of our polysilicon during the contract term. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are placed. Such pricing determination method has caused, and is expected to continue to cause, fluctuations in our revenues and results of operations. In 2018, our top three customers, Longi, Jinko Solar and Trina, accounted for approximately 38.3%, 19.2% and 6.8% of our revenues from continuing operations, respectively, and the three customers in aggregate accounted for approximately 64.2% of our revenues from continuing operations. In 2019, our top three customers, Longi, Jinko Solar and Meike Silicon Energy, accounted for approximately 53.5%, 24.1% and 4.0% of our revenues from continuing operations, respectively, and the three customers in aggregate accounted for approximately 81.6% of our revenues from continuing operations. In 2020, our top three customers, Longi, Jinko Solar and Shangji Automation, accounted for approximately 54.7%, 18.8% and 10.0% of our revenues from continuing operations, respectively, and the three customers in aggregate accounted for approximately 83.4% of our revenues from continuing operations.

Note:

(1)       The polysilicon sales volume here only refers to the external sales. The internal sales to our in-house wafer facilities were 459 MT, nil and nil in 2018, 2019 and 2020, respectively; we discontinued our wafer manufacturing operation in September 2018.

Cost of revenues

Our cost of revenues primarily consists of:

●	depreciation of property, plant and equipment;
●	electricity and other utilities, such as steam, water and natural gas;
●	raw materials, including metallurgical grade silicon, liquid chlorine, nitrogen, calcium oxide and hydrogen; and
●	direct labor, including salaries and benefits for personnel directly involved in production activities.

Due to our capacity expansion, depreciation in absolute terms had increased significantly prior to 2014. Depreciation in absolute terms decreased significantly in 2014, primarily as a result of our revision to the expected useful lives of fixed assets during the first quarter of 2014 and the deconsolidation of our former variable interest entity as of December 30, 2013. Along with the full ramp-up of Phase 2B polysilicon expansion project since August 2015, the depreciation in absolute terms increased significantly in 2015 and 2016 due to higher production volume. Depreciation in absolute terms continued to increase in 2017 and 2018 as we fully ramped up Phase 3A and 3B polysilicon expansion projects in the first quarter of 2017 and December 2018, respectively. Depreciation in absolute terms continued to increase in 2019 and 2020 as we were running Phase 3B project in full capacity throughout the year and fully ramped up Phase 4A project in December 2019. We began our Phase 4B project in March 2021 and expect to complete the project by the end of 2021 and ramp it up to its full capacity of 35,000 MT by the end of the first quarter of 2022. Depreciation would resume its upward trend if we were to further expand our polysilicon production capacity or conduct technology improvement. We also expect that our total cost of revenues will increase as we increase our sales volume.

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

Research and development expenses

Our research and development expenses from continuing operations consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses from continuing operations to increase in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products, and expand our polysilicon manufacturing business. Our research and development expenses from continuing operations in 2018, 2019 and 2020 primarily resulted from continuous technology improvement projects for polysilicon production.

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

In November 2014, Xinjiang Daqo obtained the “High and New Technology Enterprise” certificate for a valid period of three years till 2016, which entitled it to enjoy the preferential income tax rate of 15%. We have successfully renewed the certificate for an additional three years until 2022 and will continue to apply for renewal of the certificate after its expiration.

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

Discontinued Operations

Fixed asset impairment loss

We recognized an impairment loss from continuing operations of $11.5 million in 2018, which was related to certain identified assets in Chongqing that were not transferrable and could not be reutilized in our Xinjiang expansion project. In addition, we incurred an impairment charge of $7.3 million in 2018 related to our discontinued wafer operations in Chongqing. We did not recognize any impairment loss from continuing operations in 2019 and 2020.

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

For majority of the sales arrangements, we require payments prior to shipments. For customers with trade credit granted on a short-term basis within 30 days, we record accounts receivable at the invoiced amount, net of an estimated allowance for doubtful accounts. As of December 31, 2018, 2019 and 2020, accounts receivable totaled $1,180,598, $13,287 and $nil, respectively. We did not record any allowance for doubtful accounts as of December 31, 2018, 2019 and 2020. Advances from customers are to secure their polysilicon supply, which are applied against future purchases. Contract liabilities represent our obligations to transfer polysilicon for which we have received considerations from customers. We refer to contract liabilities as “advances from customers” on the consolidated financial statements and the related disclosures. The balance in the short-term and long-term advances from customers was $17.5 million, $35.2 million and $41.0 million as of December 31, 2018, 2019 and 2020, respectively. Revenue recognized from the beginning advances from customers balance as of January 1, 2018, 2019 and 2020 was $16.4 million, $10.2 million and $33.0 million, respectively.

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

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. We make subjective judgments in determining the independent cash flows that can be related to a specific asset group based on the asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in the operations by comparing the carrying value of the asset group to the estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value. We determine the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporate assumptions that it believes marketplace participants would utilize. For the years ended December 31, 2018, 2019 and 2020, we recorded impairment losses for long-lived assets from discontinued operations of $18.8 million, nil and nil, respectively. No impairment loss for long-lived assets was recorded from continuing operations for the years ended December 31, 2018, 2019 and 2020. The impairment losses of $11.5 million incurred in 2018, respectively, were related to the polysilicon assets identified as non-transferrable and/or not able to be reutilized by its Xinjiang polysilicon manufacturing or expansion projects. The remaining impairment losses of $7.3 million incurred in 2018 were related to the assets of discontinued wafer manufacturing operations.

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

	Year Ended December 31,
	2018	2019	2020

	US$ in thousands
Revenues	301,600	349,991	675,602
Cost of revenues	(203,486)	(269,887)	(441,610)
Gross profit	98,114	80,104	233,992
Operating expenses/income:
Selling, general and administrative expenses	(27,077)	(32,457)	(39,472)
Research and development expenses	(2,737)	(5,708)	(6,856)
Other operating income	12,904	5,546	191
Total operating expenses	(16,910)	(32,619)	(46,137)
Income from operations	81,204	47,485	187,855
Interest expense	(10,763)	(10,397)	(26,632)
Interest income	1,236	983	907
Exchange Gain/(loss)	1,836	(186)	-
Income before income taxes	73,513	37,885	162,130
Income tax expense	(11,717)	(9,623)	(28,182)
Net income from continuing operations	61,796	28,262	133,948
(Loss)/income from discontinued operations, net of tax	(23,030)	1,261	(141)
Net income	38,766	29,523	133,807
Net income/(loss) attributable to non-controlling interest	641	(1)	4,612
Net income attributable to Daqo New Energy Corp.’s ordinary shareholders	38,125	29,524	129,195

The discussion below focuses on our continuing operations.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue. The revenue from continuing operations was $675.6 million in 2020, representing an increase of 93.0% from $350.0 million in 2019. All of the polysilicon sold in 2020 and 2019 was manufactured in our Xinjiang facilities. Our external sales volume increased by 96.3% from 38,109 MT in 2019 to 74,812 MT in 2020. This was offset in part by a slight decrease in our annual average selling prices from $9.09/kg in 2019 to $8.98/kg in 2020.

Cost of revenue. The cost of revenue for continuing operations was $441.6 million in 2020, which increased by 63.6% from $269.9 million in 2019. The increase in cost of revenue from product sales was attributable primarily to an increase of sales volume, and partially offset by a decrease in our unit production cost.

Gross profit. We had a gross profit of $234.0 million for continuing operations in 2020, representing an increase of 192.1% from $80.1 million in 2019. In 2019, we successfully reduced our annual total production cost by 17.1% from $7.06/kg in 2019 to $5.85/kg in 2020 and increased external sales volume by 96.3% from 38,110 MT in 2019 to 74,812 MT in 2020. This was offset in part by a decrease in our annual average selling price from $9.09/kg in 2019 to $8.98/kg in 2020.

Selling, general and administrative expenses. Our selling, general and administrative expenses for continuing operations were $39.5 million in 2020, compared to $32.5 million in 2019. The increase in selling, general and administrative expenses was primarily due to an increase in shipment expense as a result of higher sales volume, as well as an increase in personnel cost.

Research and development expenses. Our research and development expenses for continuing operations were $6.9 million in 2020, compared to $5.7 million in 2019. The research and development expenses vary from period to period reflecting the R&D activities that occur in such period.

Other operating income. Other operating income from continuing operations was $0.2 million in 2020, compared to $5.5 million in 2019, and mainly consisted of unrestricted cash subsidies that we received from local government authorities, which vary from period to period at the discretion of the corresponding local government authorities.

Net interest expense. Our net interest expenses for continuing operations were $25.7 million in 2020, compared to $9.4 million in 2019. The increase was primarily due to the decline in capitalized interest expense.

Income tax expense. Income tax expenses for continuing operations were $28.2 million in 2020, compared to $9.6 million in 2019.

Net income from continuing operations. Net income from continuing operations were $133.9 million in 2020, compared to $28.3 million in 2019.

Income/(Loss) from discontinued operations, net of tax. Loss from discontinued operations was $0.1 million in 2020, compared to income of $1.3 million in 2019, net of tax of nil.

Net income attributable to our shareholders. As a result of the factors described above, we had net profit attributable to our shareholders of $129.2 million in 2020, an increase of 337.6% from $29.5 million in 2019.

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

Other operating income. Other operating income from continuing operations was $5.5 million in 2019, compared to $12.9 million in 2018, and mainly consisted of unrestricted cash subsidies that we received from local government authorities, which vary from period to period at the discretion of the corresponding local government authorities.

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

Inflation

In recent years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December, 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.Liquidity and Capital Resources

 Liquidity

Our cash, cash equivalents and restricted cash increased by $22.5 million, $20.2 million and $3.1 million during 2018, 2019 and 2020, respectively. Net cash provided by operating activities was $95.6 million, $181.0 million and $209.7 million in 2018, 2019 and 2020, respectively. Net cash used in investing activities was $164.7 million, $261.8 million and $118.5 million in 2018, 2019 and 2020, respectively. Net cash provided by financing activities was $86.7 and $102.3 million in 2018 and 2019, respectively, and net cash used in financing activities was $95.5 million in 2020.

As of December 31, 2020, we believe that our cash, cash equivalents, cash flows from operating activities and continued support from financial institutions located in the PRC in the form of renewed and additional operating loans will be sufficient to meet our working capital, capital expenditure and repayment of bank borrowings needs that will arise in 2021 and beyond.

The following significant developments in 2020 have impacted our liquidity or are expected to impact our liquidity:

●	As of December 31, 2020, our current liabilities exceeded our current assets by $103.9 million. Amounts due to related parties of $9.4 million were included as current and non-current liabilities, of which $4.2 million represented consideration payables to Daqo Group for the acquisition of Xinjiang Daqo Investment and which will be paid in 2022. While from continuing operations we had cash, cash equivalents and restricted cash of $118.4 million as of December 31, 2020, we had short-term bank borrowings (including current portion of our long-term debt) of $70.4 million due within one year. The current portion of our long-term debt amounted to $55.1 million as of December 31, 2020, such long-term debt being restricted to purchases of fixed assets and not expected to be renewed. Additionally, we had capital commitments of $56.3 million as of December 31, 2020 relating to the purchase of property, plant and equipment to be fulfilled in the next twelve months.
●	For the year ended December 31, 2020, we generated an operating income of $187.9 million from our continuing operations. We believe that we will continue to generate positive operating income from our continuing operations in 2021.
●	During the year ended December 31, 2020, we experienced positive cash flow from operations of $209.7 million from our continuing operations. We believe we will continue to generate positive operating cash flow from our continuing operations in 2021.
●	The total capital expenditure for our Phase 4B expansion is approximately $537.9 million, of which $10.0 million had been spent as of December 31, 2020. Our nameplate production capacity for polysilicon increased from 70,000 MT per annum to 105,000 MT per annum starting from December 2021, which is expected to help increase our operating cash inflow and reduce our average unit cost.

We have taken or plan to take the following actions to effectively manage our liquidity:

●	We have performed a review of our cash flow forecasts for the twelve-month period after the date of this annual report and believe that our net operating cash flow will be positive.
●	While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, we have historically renewed or rolled over most of our short-term bank borrowing upon their maturity and believe that we will continue to be able to do so.

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

	Year Ended December 31,
	2018	2019	2020

	(in thousands of US$)
Net cash provided by operating activities from continuing operation	77,559	179,980	209,753
Net cash provided by (used in) operating activities from discontinued operation	17,993	1,010	(50)
Net cash provided by operating activities	95,552	180,990	209,703
Net cash used in investing activities from continuing operation	(165,337)	(263,284)	(118,292)
Net cash (used in) provided by investing activities from discontinued operation	617	1,457	(195)
Net cash used in investing activities	(164,720)	(261,827)	(118,487)
Net cash (used in) provided by financing activities from continuing operation	103,491	104,979	(95,471)
Net cash used in financing activities from discontinued operation	(16,779)	(2,651)	—
Net cash (used in) provided by financing activities	86,712	102,328	(95,471)
Effect of exchange rate changes	4,910	(1,317)	7,365
Net increase in cash, cash equivalents and restricted cash	22,454	20,174	3,110
Cash, cash equivalents and restricted cash, at the beginning of the year	72,666	95,120	115,294
Cash, cash equivalents and restricted cash at the end of the year	95,120	115,294	118,404
Supplemental disclosure of cash flow information:
Interest paid	10,788	10,215	24,696
Income taxes paid	19,453	5,546	12,808
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payables	56,154	135,702	73,148
Purchases of property, plant and equipment included in amount due to related parties - short-term portion	2,241	26,539	198
Payables for acquisition of Xinjiang Daqo Investment included in amount due to related parties - short-term portion	—	7,899	—
Payables for acquisition of Xinjiang Daqo Investment included in amount due to related parties - long-term portion	15,992	7,899	4,238

Our cash, cash equivalents and restricted cash increased by $22.5 million, $20.2 million and $3.1 million during 2018, 2019 and 2020, respectively. As of December 31, 2020, we had $76.6 million in cash and cash equivalents and $41.8 million in restricted cash for continuing operations. Restricted cash was primarily comprised of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit, bank notes and short-term borrowings. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturities of three months or less.

As of December 31, 2020, we had a working capital deficit (total current assets less total current liabilities) of $103.9 million, primarily due to payables for purchase of property, plant and equipment as we completed the construction of our phase 4A expansion project. We had cash, cash equivalents and restricted cash of $118.4 million from continuing operations and short-term and long-term borrowings of $70.4 million and $123.2 million, respectively, as of December 31, 2020. In addition, we have a total capital commitment of $56.3 million.

Operating Activities

Net cash provided by operating activities from continuing operations for the year ended December 31, 2020 was $209.8 million, primarily resulting from $775.0 million of cash received from the sales of our products, partially offset by our payments for raw materials and utilities of $482.3 million, tax paid of $20.8 million, employee salaries and welfare payment of $37.0 million and interest payment of $25.1 million. We generated positive operating cash flow in 2020. The fluctuation was primarily due to the increases in sales volume and gross margin.

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

Investing Activities

Net cash used in investing activities from continuing operation for the year ended December 31, 2020 was $118.3 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $118.3 million.

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

Financing Activities

Net cash used in financing activities from continuing operation for the year ended December 31, 2020 was $95.5 million, primarily resulting from the repayment of bank borrowings in the amount of $198.0 million, which was partially offset by proceeds received from by the bank borrowings in the amount of $98.6 million, as well as proceeds from non-controlling interests in the amount of $28.1 million.

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

Capital Expenditures

In 2018, we made capital expenditures of $96.5 million, $84.7 million and $56.1 million, respectively, for our Phase 3A, Phase 3B and Phase 4A expansion projects of our polysilicon facilities in Xinjiang. In 2019, we incurred capital expenditures of $1.8 million, $18.9 million, $247.2 million, and $24.0 million for our Phase 3A, Phase 3B, Phase 4A expansion projects and debottlenecking projects. In 2020, we incurred capital expenditure of $117.0 million for our Phase 4A expansion project.

Our capital expenditures will increase in the future. We expect that the total capital expenditure for our Phase 4B expansion will be approximately $537.9 million, of which $10.0 million had been spent as of December 31, 2020. Capital expenditure of $56.3 million for our Phase 4B has been included in our capital commitments, which will be paid within one year after December 31, 2020. In the event that we conduct potential expansion projects in the future, we expect that completion of any such expansion projects will be subject to obtaining additional funding, and we intend to use cash generated from operating activities and take other actions to obtain alternative sources of financing, such as obtaining loan facilities from financial institutions or entering into capital arrangements to meet our capital expenditure requirements. In contrast, the average unit production cost decreased from our Phase 1 to Phase 3B for the year ended December 31, 2019. The cost per unit in Phase 1, Phase 2A, Phase 2B, Phase 3A, Phase 3B and 4A was $114.0/kg, $56.8/kg, $26.7/kg, $16.5/kg, $14.2/kg, and $12.3/kg for the year ended December 31, 2020. For additional information, see also “—B. Liquidity and Capital Resources” and “Item 4. Information on the Company—B. Business Overview—Manufacturing Capacity” in this annual report.

C.Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Market Trends

Global solar PV installations in 2020 totaled approximately 130 GW, representing a 13% increase from 115 GW in 2019. Despite China’s issuance of a new solar PV policy on May 31, 2018 that reduced solar installation quotas in China in the second half of 2018, China continued to rank as the largest solar PV market globally with total installations of 44.1 GW in 2018, with the United States, India and Japan ranking the top four globally in 2018. Due to the long-delayed announcement of subsidy policy, the annual newly added solar PV installations were estimated to be approximately 30 GW in China in 2019, which was significantly lower than 44.1 GW in 2018. In 2020, the annual newly added solar PV installations in China were estimated to be approximately 48.2 GW, which were significantly higher compared with 30 GW in 2019. According to several solar PV market reports, we expect global solar installations in 2021 to be approximately 160 to 170 GW in light of the impact of the outbreak of COVID-19.

Operational Trends

We successfully completed the construction of our Phase 2A facilities in Xinjiang in September 2012 and fully ramped up capacity to 5,000 MT at our Phase 2A facilities prior to the end of March 2013. We also completed a “debottlenecking” project prior to the end of 2013, which increased our annual capacity to 6,150 MT. We fully ramped up capacity of our Phase 2B expansion project and expanded the production capacity at our Xinjiang polysilicon facilities to 12,150 MT. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. As a result, we lowered our production cost of polysilicon (including depreciation) and cash cost (excluding depreciation) to $9.74/kg and $7.69/kg, respectively, in the fourth quarter of 2015. In 2016, we continued to focus on polysilicon manufacturing improvement to further lower our cost structure. We achieved our record low cost structure in the third quarter of 2016, with production cost (including depreciation) and cash cost (excluding depreciation) of $8.66/kg and $6.88/kg, respectively. We completed the construction and installation of Phase 3A by the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our board of directors approved Phase 3B expansion project. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and began pilot production in September of 2019 and ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. We began our Phase 4B project in March 2021 and expect to complete the project by the end of 2021 and ramp it up to its full capacity of 35,000 MT by the end of the first quarter of 2022.

 Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2020 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.Off Balance Sheet Commitments and Arrangements

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

F.Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020:

	Payments due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(in thousands of US$)
Contractual obligations:
Long-term debt(1)(2)	178,336	55,114	117,861	5,361	—
Interest payment on long-term debt(3)	13,653	7,480	6,074	99	—
Capital commitments(4)	56,321	56,321	—	—	—
Operating lease obligations(5)	121	96	25	—	—
Total obligations	248,431	119,011	123,960	5,460	—

Notes:

(1)	Excludes interest payments.
(2)

As of December 31, 2020, long-term bank loans including the current portion in the amount of $178.3 million, of which $42.7 million were secured by Xinjiang Daqo with its land use rights and equipment as collaterals, and guaranteed by Daqo Group and Daqo New Energy. The long-term loans in the amount of $124.9 million were guaranteed by Daqo Group, Chongqing Daqo and three affiliated companies under Daqo Group. The rest of the long-term loans in the amount of $10.7 million were guaranteed by Daqo Group.

(3)

All long-term bank borrowings are bearing the variable interests, which are based on the five-year long term interest rate issued by People’s Bank of China, and the interest payments are calculated based on the current interest rate in effect of each borrowing.

(4)	Represents commitments relating to our purchase of property, plant and equipment for our production capacity expansion, including payment commitments to our project contractors.
(5)	Represents Xinjiang Daqo’s obligation under the lease agreement with Daqo Group until 2022.

G.Safe Harbor

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

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Guangfu Xu	78	Chairman of the board of directors
Longgen Zhang	56	Chief executive officer and director
Xiang Xu	50	Director
Dafeng Shi	48	Director
Fumin Zhuo	69	Independent director
Rongling Chen	79	Independent director
Minsong Liang	52	Independent director
Shuming Zhao	68	Independent director
Arthur Wong	61	Independent director
Ming Yang	46	Chief financial officer

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

Mr. Longgen Zhang is our chief executive officer. He has strong expertise across the global solar industry and financial markets. Mr. Zhang was appointed as an independent director of X Financial (NYSE: XYF), a leading technology-driven personal finance company in China, effective as of September, 2018. From 2008 to 2014, Mr. Zhang served as the chief financial officer of Jinko Solar (NYSE: JKS), a global leader in the solar industry that distributes solar products and sells solutions and services to a diversified international utility, commercial, and residential customers. Prior to that, Mr. Zhang served as a director and the chief financial officer of Xinyuan Real Estate (NYSE: XIN) from 2006 to 2008. Mr. Zhang served as the chief financial officer at Crystal Window and Door Systems, Ltd. in New York from 2002 to 2006. Currently, Mr. Zhang serves as a director of ZZ Capital International Limited (HKSE: 08295). Mr. Zhang received a master’s degrees in professional accounting and in business administration from West Texas A&M University and a bachelor’s degree in economic management from Nanjing University in China. Mr. Zhang is a member of American Institute of Certified Public Accountants.

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

Mr. Arthur Wong is one of our independent directors. Mr. Wong has been serving as our director since December 2012. Mr. Wong currently serves as an independent director and Chairman of the Audit Committee of Tarena International, Inc. (NASDAQ: TEDU), Canadian Solar Inc. (NASDAQ: CSIQ) and Maple Leaf Educational Systems Limited (HKSE: 1317). From 2008 to 2018, Mr. Wong served as Chief Financial Officer for Asia New-Energy, Nobao Renewable Energy, GreenTree Inns Hotel Management Group and Beijing Radio Cultural Transmission Company Limited sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, with his last position as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants, the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

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

B.Compensation

In 2020, our aggregate payments of cash to directors or executive officers was approximately $1.9 million. See “—Share Incentive Plans.” Our PRC subsidiaries are and were required, as the case may be, by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. We have accrued or set aside, in the aggregate, approximately $0.1 million for pension or similar retirement benefits for our executive officers and directors, as required under PRC laws, for the fiscal year ended December 31, 2020. Other than the aforementioned statutorily required contributions, we have not set aside or accrued any other amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

As of March 31, 2021, excluding the expired and cancelled options, we had granted options to purchase a total of 19,002,067 of our ordinary shares, of which options to purchase a total of 1,848,267 ordinary shares were outstanding as of March 31, 2021, and 57,019,633 restricted share units, all of which were outstanding as of March 31, 2021, under these plans.

The following table summarizes the options granted as of March 31, 2021 to our senior executive officers, directors and to other individuals as a group since 2014, without giving effect to the options that were exercised or terminated, if any.

	Number	Exercise Price
Name	of Shares*	($/Share)	Date of Grant	Date of Expiration
Directors and officers as a group	4,504,166	0.59	January 28, 2014	January 27, 2024
	5,791,875	0.59	January 12, 2015	January 11, 2025
	1,000,000	0.59	July 6, 2015	July 5, 2025
	9,079,992	N/A	February 3, 2017	February 2, 2027
	27,665,641	N/A	June 6, 2018	June 5, 2033
	4,512,500	N/A	December 21, 2018	December 20, 2033
Other individuals as a group	1,680,000	0.59	January 28, 2014	January 27, 2024
	1,342,500	0.59	January 12, 2015	January 11, 2025
	3,574,000	N/A	February 3, 2017	February 2, 2027
	8,690,000	N/A	June 6, 2018	June 5, 2033
	3,592,500	N/A	December 21,2018	December 20, 2033
Total	71,433,174

*       ”Number of Shares” refers to the number of ordinary shares that can be acquired upon exercise of the options; in the case of restricted share units, “Number of Shares” refers to the number of restricted share units and “Exercise Price” is marked as not application (N/A). “Number of Shares” includes options and restricted share units that were exercised or terminated, if any.

C.Board Practices

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

The functions and powers of our Board of Directors include, among other things:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of officers;
●	subject to our Fourth Amended and Restated Memorandum and Articles of Association, exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares of our company, including the registering of such shares in our share register.

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

Committees of the Board of Directors

Audit Committee

Our Audit Committee consists of Mr. Arthur Wong, Mr. Rongling Chen and Dr. Minsong Liang, and is chaired by Mr. Wong. All of our Audit Committee members satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Wong qualifies as an “audit committee financial expert.” The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee is responsible for, among other things:

●	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with our independent auditors any audit problems or difficulties and management’s response to such audit problems or difficulties;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and our independent auditors;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
●	meeting separately and periodically with management and our internal and independent auditors; and
●	reporting regularly to the full Board of Directors

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

Compensation Committee

Our Compensation Committee consists of Mr. Dafeng Shi, Mr. Shuming Zhao and Mr. Fumin Zhuo, and is chaired by Mr. Shi. Mr. Shuming Zhao and Mr. Fumin Zhuo satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. Our Compensation Committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the Compensation Committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee is responsible for, among other things:

●	approving and overseeing the compensation package for our executive officers;
●	reviewing and making recommendations to the board with respect to the compensation of our directors;
●	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and
●	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

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

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee consists of Mr. Xiang Xu, Mr. Shuming Zhao and Mr. Rongling Chen, and is chaired by Mr. Xu. Mr. Shuming Zhao and Mr. Rongling Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The Corporate Governance and Nominating Committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The Corporate Governance and Nominating Committee is responsible for, among other things:

●	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;
●	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;
●	identifying and recommending to the board the directors to serve as members of the board’s committees;
●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

D.Employees

As of December 31, 2020, we employed 1,896 employees, including 979 in manufacturing, 292 in equipment maintenance, 38 in quality assurance, 15 in purchasing, 452 in research and development, 6 in sales and marketing and 114 in general and administrative. In addition, we engaged independent contractors and temporary personnel from time to time. All of these employees and independent contractors are located at our facilities in Chongqing, Shanghai and Xinjiang, China. We had a total of 1,518, 1,892 and 1,896 employees as of December 31, 2018, 2019 and 2020, respectively.

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below are based on 367,567,902 ordinary shares outstanding as of March 31, 2021.

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

	Ordinary Shares
	Beneficially Owned
	Number	%
Directors and Executive Officers:
Guangfu Xu(1)	39,754,243	10.8
Xiang Xu(2)	33,673,074	9.1
Dafeng Shi(3)	7,722,902	2.1
Longgen Zhang(4)	8,894,710	2.4
Fumin Zhuo(5)	*	*
Rongling Chen(6)	*	*
Minsong Liang(7)	*	*
Shuming Zhao(8)	*	*
Arthur Wong(9)	*	*
Ming Yang(10)	*	*
All directors and executive officers as a group	91,858,985	24.0

Principal Shareholders:
Gold Intellect Limited(11)	39,000,000	10.6
BlackRock, Inc.(12)	34,885,705	9.5
Invesco Ltd.(13)	18,018,830	4.9
Duke Elite Limited(14)	15,923,750	4.3
Plenty China Limited(15)	14,820,000	4.0

*       Beneficially owns less than 1% of our ordinary shares

Notes:

(1)

Consists of (i) 39,000,000 ordinary shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu, (ii) 80,000 ADSs, representing 400,000 ordinary shares owned by Mr. Guangfu Xu as a result of cash exercise of options, and (iii) 354,243 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Guangfu Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.

(2)

Consists of (i) 3,184,750 ADSs, representing 15,923,750 ordinary shares, beneficially owned by Duke Elite Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, (ii) 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, and (iii) 2,929,324 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Xiang Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.

(3)

Consists of (i) 5,449,584 ordinary shares held by Lucky Prosper Investments Limited, a British Virgin Islands company wholly owned and controlled by Mr. Dafeng Shi, (ii) 120,000 ADSs, representing 600,000 ordinary shares owned by Mr. Dafeng Shi as a result of cash exercise of options, and (iii) 1,673,318 ordinary shares issuable upon exercise of options held by Mr. Shi that are exercisable within 60 days of the date of this annual report. Mr. Dafeng Shi’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Shi is a director of our company.

(4)	The business address of Mr. Zhang is Unit 29, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.
(5)	The business address of Mr. Zhuo is Unit 3501, Two IFC, 8 Century Avenue, Pudong District, Shanghai, China.
(6)	The business address of Mr. Chen is No.585, Jianguoxi Road, Shanghai, PRC.
(7)	The business address of Mr. Liang is Room 806, Tower C, Vantone Center, No. 6 Chaoyangmenwai Street, Chaoyang District, Beijing, PRC.
(8)	The business address of Mr. Zhao is 2002 Anzhong Building, School of Business, Nanjing University, 16 Jinyin Jie, Nanjing, PRC.
(9)	The business address of Mr. Wong is Unit 29, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.
(10)	The business address of Mr. Yang is Unit 29, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.
(11)

Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.

(12)	Pursuant to the Schedule 13G filed on February 10, 2021, the business address of BlackRock, Inc. is 55 East 52nd StreetNew York, NY 10055.
(13)	Pursuant to the Schedule 13G filed on February 16, 2021, the business address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.
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

To our knowledge, as of March 31, 2021, 291,512,515 ordinary shares, representing approximately 79.3% of our total outstanding shares (including 74,600,000 ordinary shares issued to JPMorgan Chase Bank, N.A. for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans), were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our directors or executive officers that are shareholders or principal shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Related party transactions with Daqo Group

In 2020, we recorded $0.1 million rental expenses under our lease agreement with Daqo Group. In addition, we signed debt restructuring agreement with Daqo Group regarding the consideration of 100% equity interest of Xinjiang Daqo Investment, under which we were required to pay $11.6 million of this consideration by September 2021 and pay off the rest by the end of September 2022. We paid the consideration of $11.6 million to Daqo Group in 2020, which was recorded as cash flow used in financing activities.

Related party transactions with Zhenjiang Daqo

In 2020, we received interest-free loans of $4.3 million from Zhenjiang Daqo and repaid $4.3 million during the same year.

Related party transactions with Daqo Solar

In 2020, we received interest-free loans of $18.5 million from Daqo Solar and repaid $18.4 million during the same year.

Related party transaction with Nanjing Daqo Transformer

In 2020, we purchased fixed assets and raw materials in the amount of $40.4 thousand and $23.4 thousand, respectively, from Nanjing Daqo Transformer. In addition, we entered into a debt restructuring agreement with Nanjing Daqo Transformer regarding the payable due to purchase of fixed assets and raw materials, under which we were required to pay $3.2 million by the end of September 2021, and pay off the rest by the end of September 2022. We paid the amount of $8.1 million to Nanjing Daqo Transformer in 2020, which was recorded as cash flow used in financing activities.

Related party transactions with Chongqing Daqo Tailai

Chongqing Daqo Tailai Electric Co., Ltd., or Chongqing Daqo Tailai, is wholly owned by Daqo Group.

In 2020, we purchased fixed assets and raw materials in the amount of $0.1 million and $8.4 thousand, respectively, from Chongqing Daqo Tailai. In addition, we entered into a debt restructuring agreement with Chongqing Daqo Tailai regarding the payable due to purchase of fixed assets and raw materials, under which we were required to pay $2.3 million by the end of September 2021 and pay off the rest by the end of September 2022. We paid the amount of $5.0 million to Chongqing Daqo Tailai in 2020, which was recorded as cash flow used in financing activities.

Related party transactions with Nanjing Daqo Electric

Nanjing Daqo Electric Co., Ltd., or Nanjing Daqo Electric, is wholly owned by Daqo Group.

In 2020, we purchased fixed assets in the amount of $44.6 thousand from Nanjing Daqo Electric.

Related party transactions with Nanjing Daqo Automation

Nanjing Daqo Automation Technology Co., Ltd., or Nanjing Daqo Automation, is wholly owned by Daqo Group.

In 2020, we purchased fixed assets in the amount of $0.4 million from Nanjing Daqo Automation.

Related party transactions with Syned Fire Safety Services

Syned Fire Safety Service Co., Ltd., or Syned Fire Safety Service, is 15.29% owned by Xinjiang Daqo.

In 2020, Syned Fire Safety Service provided fire safety service to us for a fee in the amount of $77.3 thousand to us.

Related party transactions with Nanjing Yidian

Nanjing Yidian Huichuang Information Technology Co., Ltd., or Nanjing Yidian, is an affiliated company which was controlled by Daqo Group, and disposed in September 2020.

In 2020, we purchased fixed asset and raw materials in the amount of $1.2 million and $0.6 million, respectively, from Nanjing Yidian.

Related party transactions with other subsidiaries of Daqo Group

In 2020, we purchased raw materials in the amount of $25.2 thousand from other subsidiaries of Daqo Group.

Related party transactions with Directors

In June 2020, we sold 4.4% of Xinjiang Daqo’s shares at the aggregate consideration of $28.1 million based on the fair value of Xinjiang Daqo to our directors, Mr. Guangfu Xu, Mr. Xiang Xu, Mr. Dafeng Shi and Mr. Longgen Zhang.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a description of stock options and other stock purchase rights we have granted to our directors, officers and other individuals as a group.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.      FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

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

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.      THE OFFER AND LISTING

A.Offering and Listing Details

Our ADSs, each representing five ordinary shares, have been listed on the NYSE since October 7, 2010 and trade under the symbol “DQ.” Prior to November 17, 2020, each of our ADS represented 25 ordinary shares. We effected a change of the ADS to ordinary share ratio on November 17, 2020 from one ADS representing 25 ordinary shares to one ADS representing five ordinary shares. The ratio change had the same effect as a 1-for-5 ADS split.

B.Plan of Distribution

Not applicable.

C.Markets

See “— A. Offering and Listing Details.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act of the Cayman Islands, as amended from time to time, which is referred to as the Companies Act below. The following are summaries of material provisions of our Fourth Amended and Restated Memorandum and Articles of Association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

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

Dividend Rights

The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Act.

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

Redemption of Shares

Subject to the provisions of the Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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

C.Material Contracts

 We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company — B. Business Overview” or elsewhere in this annual report.

D.Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation — Foreign Currency Exchange.”

E.Taxation

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

Dividends

Subject to the PFIC rules discussed below under “Passive Foreign Investment Company Considerations,” the gross amount of any cash or property distribution (including the amount of any taxes withheld) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the depositary in the case of ADSs or by a U.S. Holder in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States has determined is satisfactory for purposes of this condition and which includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to the recipient (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Based on our income and assets, we do not believe that we were a PFIC for the taxable years ended December 31, 2020 and December 31, 2019, and we do not anticipate becoming a PFIC in the current taxable year or the foreseeable future, as discussed below under “Passive Foreign Investment Company Considerations.” Our ADSs are listed on the NYSE, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the NYSE. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since our ordinary shares are not listed on an established securities market in the United States, it is unclear whether the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event our company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Chinese Taxation,” above), we may be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of the Treasury of the United States has determined is satisfactory for purposes of qualified dividend income treatment, in which case dividends paid with respect to our ADSs or ordinary shares, regardless of whether the ordinary shares are backed by our ADSs, may be treated as qualified dividend income. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends-received deduction allowed to corporations.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other intangible assets are generally taken into account for determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not anticipate becoming a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs) or ordinary shares and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under these PFIC rules:

●	such excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were a PFIC (a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for each such year; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

●	If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we were a PFIC for any taxable year, in lieu of being subject to the general rules discussed above, a U.S. Holder may make a mark-to-market election with respect to our ADSs (but not ordinary shares) to elect out of the tax treatment discussed above, provided that the ADSs are regularly traded on a qualified exchange (such as the NYSE). We anticipate that the ADSs would be treated as being regularly traded on the NYSE, but no assurances may be given in this regard. If a U.S. Holder makes a mark-to-market election for the ADSs, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such U.S. Holder an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of the U.S. Holder’s taxable year over the U.S. Holder’s adjusted basis in such ADSs. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. A U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts resulting from the mark-to-market election.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred on our short-term and long-term borrowings and interest income generated by excess cash which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2020, we had outstanding long-term bank borrowings of $178.3 million mostly bearing floating rates which are subject to adjustment every 12 months based upon the PRC government’s standard interest rate. The weighted average interest rate as of December 31, 2020 for the long-term bank borrowings was 5.3%. We are currently not engaged in any interest rate hedging activities. A hypothetical five percentage point increase in interest rates would have resulted in an increase of approximately $1.3 million in our interest expense for the year ended December 31, 2020.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2020, from continuing operations, we had RMB-denominated cash and cash equivalents of RMB767.4 million and U.S. dollar-denominated cash and cash equivalents of $0.9 million. Assuming we had converted the U.S. dollar-denominated cash and cash equivalents of $0.9 million into RMB at the exchange rate of $1.00 for RMB6.5250 as of December 31, 2020, this cash and cash equivalents would have been RMB5.6 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, this cash and cash equivalents would have decreased to RMB772.5 million.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
●	a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
●	a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
●	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADS program established pursuant to the deposit agreement, by making available a set amount or a portion of the depositary fees charged in respect of the ADS program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. For the year ended December 31, 2020, we received $85,678 from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program. In November 2020, we instructed the depositary bank to change the ratio of shares of our company by each ADS from twenty five shares to five shares per ADS.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15I or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2020. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2020.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2020, has also audited the effectiveness of internal control over financial reporting as of December 31, 2020.

Attestation Report of Independent Registered Public Accounting Firm

The attestation report on our management’s assessment of our company’s internal control over financial reporting issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, appears on page F-4 of this annual report.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2020, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (collectively, the “Deloitte Entities”), for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Years Ended December 31,
	2019	2020

	(in US$thousands)
Audit fees(1)	724	863
Audit related fees(2)	—	1,360
Others(3)	—	113
Total:	—	2,336

Notes:

(1)

“Audit fees” refer to the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)

“Audit related fees” refer to the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit and review of the consolidated financial statements of Xinjiang Daqo in connection with Xinjiang Daqo’s potential initial public offering in Shanghai Stock Exchange.

(3)	“Others” refer to the aggregate fees billed for advisory services rendered by Deloitte Entities.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Entities, including audit services, audit-related services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.   CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the NYSE corporate governance listing standards. For example, neither the Companies Act of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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
1.1

Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))

2.1

Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder dated October 26, 2020 (incorporated herein by reference to Exhibit (a) to the Post-Effective Amendment No. 3 to Form F-6 Registration Statement filed with the Securities and Exchange Commission on October 26, 2020 (File No. 333-164310))

2.2

Description of the Rights of Ordinary Shares and ADSs (incorporated herein by reference to Exhibit 2.2 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2020 (File No. 001-34602))

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
4.7

English Summary of Fixed Assets Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated June 24, 2015 (incorporated herein by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2016 (File No. 001-34602))

4.8

English Summary of Fixed Assets Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated June 22, 2016 (incorporated herein by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))

4.9

English Summary of Fixed Assets Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated November 10, 2016 (incorporated herein by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))

4.10

English translation of Bank Acceptance Agreement between Xinjiang Daqo New Energy Co., Ltd., and Xinjiang Shihezi Rural Cooperative Bank dated November 26, 2018 (incorporated herein by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2019 (File No. 001-34602))

4.11

English Summary of Cooperative Loan Agreement among Xinjiang Daqo New Energy Co., Ltd., Xinjiang Shihezi Rural Cooperative Bank and other four banks dated November 1, 2018 (incorporated herein by reference to Exhibit 4.28 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2019 (File No. 001-34602))

4.12	English Summary of Mortgage Contract among Xinjiang Daqo New Energy Co., Ltd., Xinjiang Shihezi Rural Cooperative Bank and other four banks dated November 1, 2018 (incorporated herein by reference to Exhibit 4.29 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2019 (File No. 001-34602))
4.13	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 of our Form S-8 filed with the Securities and Exchange Commission on May 11, 2018 (File No. 333-224865))
4.14

English Summary of Cooperatives Loan Agreement among Xinjiang Daqo New Energy Co., Ltd., Xinjiang Shihezi Rural Cooperative Bank and other seven banks dated March 14, 2019 (incorporated herein by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2020 (File No. 001-34602))

4.15

English Summary of Fixed Asset Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Bank of China, Zhenjiang Branch dated April 17, 2019 (incorporated herein by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2020 (File No. 001-34602))

4.16*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated June 29, 2020
4.17*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated July 8, 2020
4.18*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated August 18, 2020
4.19*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Chongqing Rural Commercial Bank, Wanzhou Branch dated December 22, 2020
4.20*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and China Everbright Bank, Urumqi Branch dated April 20, 2020
4.21*	English Summary of Facility Agreement between Xinjiang Daqo New Energy Co., Ltd. and China Guangfa Bank, Urumqi Branch dated November 13, 2020
4.22*	English Summary of Working Capital Loan Agreement between Xinjiang Daqo New Energy Co., Ltd. and Xinjiang Bank dated April 13, 2020
4.23

English Translation of Letter of Undertaking on the Authenticity, Accuracy, and Completeness of the Prospectus, effective as of September 8, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.1 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.24

English Translation of Letter of Undertaking on Stabilizing the Company’s Stock Price, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.2 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.25

English Translation of Letter of Undertaking on the Resale Restriction and Voluntary Lock-Up of the Shares Held, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.3 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.26

English Translation of Letter of Undertaking on the Intent to Reduce Shareholding, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.4 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.27

English Translation of Letter of Undertaking on Avoiding Horizontal Competition, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.5 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.28

English Translation of Letter of Undertaking on Regulating Related Party Transactions, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.6 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.29

English Translation of Letter of Undertaking on Not Occupying Funds, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.7 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.30

English Translation of Letter of Undertaking on Protecting the Independence of the Company, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.8 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.31

English Translation of Letter of Undertaking Regarding the Restraint Measures for Failure to Fulfill the Undertakings, effective as of September 8, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.9 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.32

English Translation of Letter of Undertaking on Remedial Measures for Diluting Current Returns, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.10 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.33

English Translation of Letter of Undertaking Regarding Xinjiang Daqo New Energy Co., Ltd.’s Dividend Policy, effective as of September 7, 2020, of Xinjiang Daqo New Energy Co., Ltd. (incorporated herein by reference to Exhibit 10.11 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

8.1*	Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant dated March 26, 2019 (incorporated herein by reference to Exhibit 11.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2019 (File No. 001-34602))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	iXBRL Instance Document
101.SCH*	iXBRL Taxonomy Extension Schema Document
101.CAL*	iXBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	iXBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	iXBRL Taxonomy Extension Label Linkbase Document
101.PRE*	iXBRL Taxonomy Extension Presentation Linkbase Document

*       Filed with this annual report on Form 20-F

**       Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DAQO NEW ENERGY CORP

By:	/s/Longgen Zhang
Name:	Longgen Zhang
Title:	Chief Executive Officer and Director

Date: April 22, 2021

DAQO NEW ENERGY CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

DAQO NEW ENERGY CORP.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. and its subsidiaries (the “Company”) as of December 31, 2019, and 2020, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and schedule listed in the Schedule 1 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and 2020, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2021 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition for polysilicon sales at a point-in-time - Refer to Note 2(n) and Note 18 to the financial statements

Critical Audit Matter Description

The Company generated revenues from polysilicon sales of US$675.6 million for the year ended December 31, 2020. The Company’s revenues from contracts with customers are recognized at a point in time following the transfer of control of its products to the customers, which occurs upon delivery according to the terms of the underlying contracts. The Company’s standalone selling prices are based on the prices charged to customers for the single performance obligation which is the transfer of control of polysilicon upon physical delivery to the customers. We identified revenue recognition for polysilicon sales as a critical audit matter, because the amounts of the revenue are material and are expected to have a significant impact on investors’ decision-making.

How the Critical Audit Matter Was Addressed in the Audit

●We tested the effectiveness of controls over the Company’s revenue recognition process including management’s review of the contracts to assess the presence of distinct performance obligations and the conclusion as to whether revenue from such performance obligations should be recognized over time or at a point in time based on the terms and conditions of the Company’s contracts with customers.
●We evaluated whether management’s revenue recognition policies are appropriately applied in accordance with ASC 606, Revenue from Contracts with Customers, including review of management’s analysis on revenue recognition, inquiry of management regarding the rights and obligations of both parties stipulated in its contracts with customers, review of terms and conditions of sample contracts with customers to determine whether revenue from the performance obligations was appropriately recognized at the correct point in time, which is upon delivery and acceptance by the customer.
●We tested the occurrence and accuracy of revenue recognition though performing audit confirmation procedures for the Company’s top five customers and performing test of details on selected samples from the remaining population by tracing the selected samples to supporting documentation such as purchase orders, invoices, shipping documents, and receipt notes signed by the customer to evaluate whether the revenue were properly recorded.
●We performed analytical procedures over revenue and gross profit by comparing the Company with peer companies in the same industry, identified whether there are unusual fluctuations in revenue during the reporting period, performed inquiries with management regarding such changes and to the extent deemed necessary, corroborated such explanations with supporting documentation.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Shanghai, China

April 20, 2021

We have served as the Group’s auditor since 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF DAQO NEW ENERGY CORP.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Daqo New Energy Corp and its subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020 of the Company and our report dated April 20, 2021 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

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

DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Shanghai, China

April 20, 2021

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2019	2020
ASSETS:
Current assets:
Cash and cash equivalents	$51,840	$76,596
Restricted cash	62,609	41,808
Accounts receivable, net of allowance for doubtful accounts of nil and nil as of December 31, 2019 and 2020, respectively	13	—
Notes receivable	5,644	153
Prepaid expenses and other current assets	15,344	11,477
Advances to suppliers	1,544	7,949
Inventories	36,391	42,159
Amounts due from related parties	17	129
Current assets associated with discontinued operations	926	—
Total current assets	174,328	180,271
Property, plant and equipment, net	995,027	1,027,086
Prepaid land use rights, net	29,593	30,829
Deferred tax assets	1,352	—
Investment in an affiliate	642	685
Operating lease right-of-use assets	197	119
Other non-current assets	—	153
Non-current assets associated with discontinued operations	217	—
TOTAL ASSETS	$1,201,356	$1,239,143

LIABILITIES AND EQUITY:
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	$128,612	$70,431
Accounts payable	12,713	18,953
Notes payable	101,171	49,355
Advances from customers – short-term portion	33,028	37,783
Payables for purchases of property, plant and equipment	112,538	49,555
Accrued expenses and other current liabilities	12,222	30,148
Amounts due to related parties – short-term portion	38,825	5,150
Income tax payable	4,789	22,678
Lease liability - short-term portion	85	82
Current liabilities associated with discontinued operations	1,165	-
Total current liabilities	445,148	284,135
Long-term bank borrowings	151,518	123,222
Advances from customers – long-term portion	2,154	3,265
Deferred government subsidies	21,034	21,907
Amount due to related parties – long-term portion	7,899	4,238
Deferred tax liabilities	6,368	3,461
Lease liability - long-term portion	77	—
Total liabilities	634,198	440,228

Commitments and contingencies (Note 17)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS—(Continued)

DECEMBER 31, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2019	2020
Shareholders’ Equity:
Ordinary shares;
$0.0001 par value 500,000,000 shares authorized as of December 31, 2019 and 2020; 351,823,578 shares issued and 347,419,152 shares outstanding as of December 31, 2019; 390,423,578 shares issued and 365,235,402 shares outstanding as of December 31, 2020	35	37
Additional paid-in capital	387,371	412,450
Retained earnings	200,923	330,118
Accumulated other comprehensive (loss) income	(19,937)	26,267
Treasury shares, at cost (4,643,150 shares as of December 31, 2019 and 2020)	(1,749)	(1,749)
Total Daqo New Energy Corp. shareholders’ equity	566,643	767,123
Non-controlling interest	515	31,792
Total shareholder equity	567,158	798,915
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,201,356	$1,239,143

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2018	2019	2020
Revenues	301,600	349,991	675,602
Cost of revenues	(203,486)	(269,887)	(441,610)
Gross profit	98,114	80,104	233,992
Operating (expenses) income:
Selling, general and administrative expenses	(27,077)	(32,457)	(39,472)
Research and development expenses	(2,737)	(5,708)	(6,856)
Other operating income, net	12,904	5,546	191
Total operating expenses, net	(16,910)	(32,619)	(46,137)
Income from operations	81,204	47,485	187,855
Interest expense	(10,763)	(10,397)	(26,632)
Interest income	1,236	983	907
Exchange gain(loss)	1,836	(186)	—
Income before income taxes	73,513	37,885	162,130
Income tax expense	(11,717)	(9,623)	(28,182)
Net income from continuing operations	61,796	28,262	133,948
(Loss) income from discontinued operations, net of tax	(23,030)	1,261	(141)
Net income	38,766	29,523	133,807
Net income (loss) attributable to non-controlling interest	641	(1)	4,612
Net income attributable to Daqo New Energy Corp. ordinary shareholders	38,125	29,524	129,195

NET EARNINGS (LOSS) PER ORDINARY SHARE
Continuing operations	$0.20	$0.08	$0.36
Discontinued operations	$(0.08)	$0.01	$0.00
Basic—ordinary shares	$0.12	$0.09	$0.36
Continuing operations	$0.19	$0.08	$0.34
Discontinued operations	$(0.07)	$0.00	$0.00
Diluted—ordinary shares	$0.12	$0.08	$0.34
ORDINARY SHARES USED IN CALCULATING EARNINGS (LOSS) PER ORDINARY SHARE
Basic—ordinary shares	311,715,158	339,571,054	355,087,013
Diluted—ordinary shares	325,506,335	349,961,558	375,017,150

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2018	2019	2020
Net income	$38,766	$29,523	$133,807
Other comprehensive (loss)income:
Foreign currency translation adjustments, net of tax of nil	(26,356)	(6,702)	48,438
Total other comprehensive (loss)income	(26,356)	(6,702)	48,438
Comprehensive income	12,410	22,821	182,245
Comprehensive income attributable to non-controlling interest	501	1	6,845
Comprehensive income attributable to Daqo New Energy Corp. shareholders	$11,909	$22,820	$175,400

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SAHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

						Accumulated
				Additional		other
				paid-in	Retained	comprehensive	Non-controlling
	Ordinary shares		Treasury shares	capital	earnings	(loss) income	interest	Total
	Number	$

Balance at January 1, 2018	270,918,702	27	(1,749)	247,077	133,274	13,107	2,792	394,528

Net income	—	—	—	—	38,125	—	641	38,766
Other comprehensive loss	—	—	—	—	—	(26,216)	(140)	(26,356)
Share-based compensation	—	—	—	13,788	—	—	—	13,788
Options exercised	230,225	—	—	111	—	—	—	111
Restricted shares vested	9,271,350	1	—	(1)	—	—	—	—
Follow-on equity offering, net of issuance costs of $6,919,202	51,609,475	5	—	106,616	—	—	—	106,621
Acquisition of non-controlling interest	—	—	—	1,091	—	(124)	(3,293)	(2,326)
Balance at December 31, 2018	332,029,752	$33	$(1,749)	$368,682	$171,399	$(13,233)	$—	$525,132

Net income	—	—	—	—	29,524	—	(1)	29,523
Other comprehensive loss	—	—	—	—	—	(6,704)	2	(6,702)
Share-based compensation	—	—	—	17,897	—	—	—	17,897
Options exercised	2,474,950	1	—	793	—	—	—	794
Restricted shares vested	12,914,450	1	—	(1)	—	—	—	—
Paid-in capital from non-controlling interests	—	—	—	—	—	—	514	514
Balance at December 31, 2019	347,419,152	$35	$(1,749)	387,371	$200,923	$(19,937)	$515	$567,158

Net income	—	—	—	—	129,195	—	4,612	133,807
Other comprehensive income	—	—	—	—	—	46,204	2,234	48,438
Share-based compensation	—	—	—	17,908	—	—	—	17,908
Options exercised	4,916,850	1	—	2,676	—	—	—	2,677
Restricted shares vested	12,899,400	1	—	(1)	—	—	—	—
Contribution from related parties (see Note 15(3))	—	—	—	839	—	—	—	839
Proceeds from sale of non-controlling interest	—	—	—	3,657	—	—	24,431	28,088
Balance at December 31, 2020	365,235,402	$37	$(1,749)	$412,450	$330,118	$26,267	$31,792	$798,915

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2018	2019	2020
Operating activities:
Net income	$38,766	$29,523	$133,807
Less: (Loss) income discontinued operations, net of tax	(23,030)	1,261	(141)
Net income from continuing operations	61,796	28,262	133,948
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	13,788	17,897	17,908
Depreciation of property, plant and equipment	27,718	47,371	68,686
Loss on disposal of property plant and equipment	—	—	1,103
Inventory write-down	—	327	1,956
Others	—	50	616
Changes in operating assets and liabilities:
Accounts receivable	(540)	1,163	13
Notes receivable	12,023	2,389	5,553
Prepaid expenses and other current assets	(4,700)	(5,174)	6,689
Advances to suppliers	(1,915)	1,758	(6,018)
Inventories	(641)	(21,635)	(5,125)
Amounts due from related parties	—	—	(94)
Prepaid land use rights	586	582	693
Operating lease right-of-use assets	—	(248)	65
Other non-current assets	—	—	(145)
Accounts payable	(9,449)	3,660	4,556
Notes payable	(14,205)	78,386	(54,345)
Accrued expenses and other current liabilities	(916)	2,942	16,138
Income tax payable	(7,314)	(605)	16,629
Advances from customers	2,076	18,063	3,335
Amounts due to related parties	9	103	(38)
Deferred government subsidies	(605)	(171)	(497)
Lease liability	—	164	(86)
Deferred taxes	(152)	4,696	(1,787)
Net cash provided by operating activities-continuing operations	77,559	179,980	209,753
Net cash provided by(used in) operating activities-discontinued operations	17,993	1,010	(50)
Net cash provided by operating activities	95,552	180,990	209,703

Investing activities:
Purchases of property, plant and equipment	(143,065)	(279,044)	(118,292)
Purchases of land use rights	—	(6,593)	—
Purchase of short-term investments	(37,860)	—	—
Repayment of short-term investments	15,144	21,726	—
Acquisition of Xinjian Daqo Investment	444	627	—
Net cash used in investing activities-continuing operations	(165,337)	(263,284)	(118,292)
Net cash provided by(used in) investing activities-discontinued operations	617	1,457	(195)
Net cash used in investing activities	(164,720)	(261,827)	(118,487)

Financing activities:
Proceeds from related parties loans	34,831	20,388	22,869
Repayment of related parties loans	(34,831)	(20,388)	(47,538)
Proceeds from bank borrowings	56,002	178,227	98,573
Repayment of bank borrowings	(59,820)	(74,554)	(198,043)
Proceeds from options exercised	687	791	580
Proceeds from follow-on equity offering	113,541	—	—
Insurance costs for follow-on equity offering	(6,919)	—	—
Proceeds from sales of equity interest in the Group’s subsidiary	—	515	28,088
Net cash provided by (used in) financing activities–continuing operations	103,491	104,979	(95,471)
Net cash used in financing activities–discontinued operations	(16,779)	(2,651)	—
Net cash provided by (used in) financing activities	86,712	102,328	(95,471)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	4,910	(1,317)	7,365
Net increase in cash, cash equivalents and restricted cash	22,454	20,174	3,110
Cash, cash equivalents and restricted cash at the beginning of the year (includes $8,952,260, $1,091,190 and $845,199 of cash, cash equivalents and restricted cash in current assets associated with discontinued operations on December 31, 2018, 2019 and 2020)	72,666	95,120	115,294
Cash, cash equivalents and restricted cash at the end of the year (includes $1,091,190, $845,199 and nil of cash, cash equivalents and restricted cash in current assets associated with discontinued operations on December 31, 2018, 2019 and 2020)	$95,120	$115,294	$118,404

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statements of cash flows.

	Year ended December 31,
	2018	2019	2020
Cash and cash equivalents	$66,402	$52,685	$76,596
Restricted cash	$28,718	$62,609	$41,808
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	$95,120	$115,294	$118,404

	Year ended December 31,
	2018	2019	2020
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	$10,788	$10,215	$24,696
Income taxes paid	$19,453	$5,546	$12,808
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payables	$56,154	$135,702	$73,148
Purchase of property, plant and equipment included in amounts due to related parties – short-term portion	$2,241	$26,539	$198
Payables for acquisition of Xinjiang Daqo Investment included in amounts due to parties – short-term portion	—	$7,899	—
Payables for acquisition of Xinjiang Daqo Investment included in amounts due to related parties – long-term portion	$15,992	$7,899	$4,238

See notes to consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Daqo New Energy Corp. (the “Company”) and its wholly owned subsidiaries, Chongqing Daqo New Energy Co., Ltd. (“Chongqing Daqo”), Xinjiang Daqo New Energy Co., Ltd. (“Xinjiang Daqo”), Xinjiang Daqo Investment Co., Ltd. (“Xinjiang Daqo Investment”), Xinjiang Daqo Guodi Silicon Material Technology Co.,Ltd. (“Xinjiang Daqo Guodi”), Xinjiang Daqo Lvchuang Environmental Technology Co.,Ltd. (“Xinjiang Daqo Lvchuang”), Daqo New Energy (Hong Kong) Co., Limited (“Daqo Hong Kong”) are collectively referred to as the Group.

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

Prior to September 7, 2018, the Group manufactured and sold polysilicon and wafers through Xinjiang Daqo and Chongqing Daqo. In September 2018, the Group made a strategic decision to discontinue its solar wafer manufacturing operations in its Chongqing business subsidiary. The operational results of the Chongqing wafer business have been excluded from the Groups financial results from continuing operations and have been separately presented under discontinued operations. Retrospective adjustments to the historical statements have also been made to provide a consistent basis of comparison for the financial results and see Note 3 for details.

In August 2015, Xinjiang Daqo issued stock representing 1% equity interest to Xinjiang Daqo Investment for total cash proceeds of $2.5 million, which was based on the fair value of Xinjiang Daqo. Xinjiang Daqo Investment’s equity interests in Xinjiang Daqo was presented as a non-controlling interest in the Group’s consolidated financial statements. On December 20, 2018, Xinjiang Daqo acquired 100% equity interest of Xinjiang Daqo Investment for a total cash consideration of $16.0 million. Following this acquisition, Xinjiang Daqo Investment became a subsidiary of Xinjiang Daqo and has been consolidated into the Group’s financial statements as of December 31, 2018. As a result of the transaction above, the Group also acquired the non-controlling interest.

The Group is in the process of applying for an initial public offering (“IPO”) for its major operational subsidiary, Xinjiang Daqo, on the Shanghai Stock Exchange’s Sci-Tech innovation board Market (“STAR”). In early February 2021, the Stock Listing Committee of the Shanghai Stock Exchange STAR Market reviewed Xinjiang Daqo’s application and preliminarily concluded that Xinjiang Daqo had met the offering, listing and disclosure requirements related to its potential STAR Market IPO. As a next step, Xinjiang Daqo will need to go through the registration process with the China Securities Regulatory Commission before its STAR Market IPO can take place. The proceeds of this potential IPO will be used to fund Phase 4B polysilicon project with a planned annual production capacity of 35,000 MT.

In order to qualify for the STAR market IPO of Xinjiang Daqo, in June 2020 the Group sold 4.4% of equity interest in Xinjiang Daqo’s to four of its directors for the aggregate cash consideration of $28.1 million based on a determined fair value of Xinjiang Daqo supported by a valuation report. The equity interests not held by the Group is presented as a non-controlling interest in the Group’s consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

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

Accounts receivable are typically unsecured and are derived from revenue earned from the customers. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for doubtful accounts mainly based on aging of the receivables and other factors surrounding the credit risk of specific customers.

There is one customer that accounted for 10% or more of accounts receivable amounted to $13 thousand as of December 31, 2019. No concentration of accounts receivable of 10% or more by a single customer as of December 31, 2020.

From time to time, certain accounts receivable balances are settled in the form of notes receivable. As of December 31, 2019 and 2020, notes receivable represents bank acceptance drafts that are non-interest bearing and due within six to twelve months.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

During the year ended December 31, 2018, 2019 and 2020, bank’s acceptance notes were used to collect the payment or settle the payable based on an administrative convenience, given these notes are readily convertible to be known amounts of cash. In accordance with the procurement agreements, whether cash or bank acceptance notes to settle the payables is at the Company’s discretion, and this selection does not impact the agreed contractual purchase prices. The Company accounts for the transfer of bank acceptance notes, including endorsing bank’s acceptance notes to suppliers and discounting the notes to other banks, as a sale of financial instrument, and derecognizes the notes receivables accordingly. The Company is not directly involved in the cash exchange based on convenience, therefore the Company still report corresponding constructive receipts and disbursements as cash flows from operating activities on the Consolidated Statements of Cash Flows.

(e) Liquidity risk

As of December 31, 2020, the Group’s current liabilities exceeded its current assets by $103.9 million, and the Company had capital commitments of $56.3 million relating to purchases of property, plant and equipment to be fulfilled in the next twelve months, among which $27.5 million is related to the polysilicon phase 4B project. Till early April 2021, the Group subsequently signed certain contracts in association with its polysilicon Phase 4B project amounted to approximately $329.0 million. Along with the completion of the polysilicon Phase 4A expansion project, the nameplate capacity of polysilicon increased from 30,000 MT per annum to 70,000 MT per annum starting from January 2020 and the Company is expecting more operating cash flow will be generated. The Company is planning to rely on cash flow from operations and outstanding credit facilities from commercial banks to fund its continuous expansion and committed capital expenditure requirements. The Group believes while there are significant capital commitments relating to its expansion, they will have sufficient fund to pay for these commitments when they become due.

(f) Cash, cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash of $62.6 million and $41.8 million as of December 31, 2019 and 2020, respectively, are restricted bank deposits for notes issued by several banks for the Group’s purchases of raw materials, plant and equipment. These restricted bank deposits carry fixed interest rates and will be released when the related notes or debts are settled by the Group.

(g) Short-term investments

Short-term investments include wealth management products with variable interest rates or principal not-guaranteed with certain financial institutions, whereby the Group has the intent and the ability to hold to maturity within one year. The Group classifies the short-term investments as “held-to-maturity” securities and stated at amortized cost.

For investments classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with ASC 320. The other-than-temporary impairment loss is recognized in earnings equal to the excess of the investments’ amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment loss in relation to its short-term investments was recorded for the year ended December 31, 2019 and 2020.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

(h) Allowance for doubtful accounts

Before the year 2020, the Group determines its allowance for doubtful accounts by actively monitoring the financial condition of its customers to determine the potential for any nonpayment of trade receivables. In determining its allowance for doubtful accounts, the Group also considers other economic factors, such as aging trends. The Group believes that its process of specific review of customers combined with overall analytical review provides an effective evaluation of ultimate collectability of trade receivables. Provisions for allowance for doubtful accounts are recorded as general and administrate expense in the consolidated statements of operations.

After the adoption of ASU 2016-13 Financial instruments- credit losses on January 1, 2020, the accounts receivable balance is presented net of an allowance for credit losses. The Group establishes current expected credit losses (“CECL”) for pools of assets with similar risk characteristics by evaluating aging trends. According to historical levels of credit losses and current economic conditions, no allowance for credit losses is provided on receivable outstanding as of December 31, 2020.

(i) Inventories

Inventories are stated at lower of cost or net realizable value. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess inventories to the estimated net realizable value based on historical and forecasted demand. Estimated net realizable value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. The charges to inventories for the years ended December 31, 2018, 2019 and 2020 were $0.9 million, $0.3 million, and $2 million, respectively, of which $0.9 million for the year ended December 31, 2018 is from discontinued operations.

(j) Property, plant and equipment

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the costs of such assets. The Group capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. Interest expense capitalized for the years ended December 31, 2018, 2019 and 2020 was $1.2 million, $6.6 million and $0.3 million, respectively.

(k) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The Group’s land use rights in the PRC are stated at cost less recognized lease expenses. Lease expense is recognized over the term of the agreement on a straight-line basis. The Group recorded lease expenses of $0.6 million, $0.6 million and $0.7 million, for the years ended December 31, 2018, 2019 and 2020, respectively.

(l) Impairment of long-lived assets

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

For the years ended December 31, 2018, 2019 and 2020, the Group recorded impairment losses for long-lived assets associated with discontinued operations of $18.8 million, nil and nil, respectively. Out the recorded total impairment losses, impairment losses of $11.5 million, nil and nil incurred in 2018, 2019 and 2020 respectively, were related to the polysilicon assets identified as non-transferrable and/or not able to be reutilized by its Xinjiang polysilicon manufacturing or expansion projects. The remaining impairment losses of $7.3 million incurred in 2018 were related to the assets of discontinued wafer manufacturing operations. No impairment loss for long-lived assets was recorded from continuing operations.

(m) Lease

Before January 1, 2019, the Group used the Accounting Standards Codification (“ASC Topic 840”), Leases, each lease is classified at the inception date as either a capital lease or an operating lease. All the Group’s leases are classified as operating lease under ASC Topic 840. The Group’s reporting for periods prior to January 1, 2019 continued to be reported in accordance with Leases (Topic 840).

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

In February 2016, the FASB issued Accounting Standards Updates (“ASU”) 2016-02, which supersedes existing guidance on accounting for leases in ASC Topic 840-Leases (“ASC 840”) and generally requires all leases, including operating leases, to be recognized in the statement of financial position of lessees as right-of-use (“ROU”) assets and lease liabilities, with certain practical expedients available.

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

At the commencement date of a lease, the Group recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term. The future fixed lease payments are discounted using the incremental borrowing rate for its January 1, 2019 adoption of ASC 842 and at the commencement date of the lease for agreements commencing after adoption, as the rate implicit in the lease is not readily determinable. The Group uses the Group’s incremental borrowing rate as the discount rate for the lease as the group is unable to secure outside funding on their own without a parent company guarantee based on the nature of their business and structure within the group.

For the initial measurement of the lease liabilities, the Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as lease liabilities, current and lease liabilities, non-current, respectively, in the consolidated balance sheets. The lease liabilities, current were $82.4 thousand and lease liabilities - long term portion were nil for the year ended December 31, 2020.

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. There is no variable lease payments of the Group. The ROU assets were $0.2 million and $0.1 million for the year ended December 31, 2019 and 2020, respectively.

(n) Revenue recognition

As of January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers - Topic 606 and all subsequent ASUs that modified ASC 606. The Group has elected to apply the ASU and all related ASUs retrospectively to each prior reporting period presented. The implementation of the guidance had no impact on the measurement or recognition of revenue of prior periods, however, additional disclosures have been added in accordance with the ASU.

The Group’s revenues are all derived from the sales of polysilicon from the polysilicon segment, which is the only remaining segment after the discontinuation of the wafer business in September 2018. The Group recognizes sales of polysilicon at a point in time following the transfer of control of its products to the customers, which occurs upon delivery according to the terms of the underlying contracts. The Group’s standalone selling prices are based on the prices charged to customers for the single performance obligation which is transfer of control of polysilicon upon delivery to the customers.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

Variable consideration that could affect the Group’s reported revenues is sales returns, which should be recorded as a reduction of revenues. Return rights of defective products are typically contractually limited within a period ranging from 3 to 30 days upon delivery. Sales returns have been nil for each reporting period presented. No warranties, incentives, or rebates arrangements has been offered to customers.

For a majority of the sales arrangements, the Group requires payments prior to shipments. For customers with trade credit granted on a short-term basis within 30 days, the Group records accounts receivable at the invoiced amount, net of an estimated allowance for doubtful accounts. As of December 31, 2019 and 2020, accounts receivable totaled $13.3 thousand and nil, respectively. Advances from customers are to secure their polysilicon supply, which are applied against future purchases. Contract liabilities represent the obligations to transfer polysilicon for which the Group have received considerations from customers. The Group refers to contract liabilities as “advances from customers” on the consolidated financial statements and the related disclosures. The balance in the short-term and long-term advances from customers was $35.2 million and $41.0 million as of December 31, 2019 and 2020, respectively. Revenue recognized from the beginning advances from customers balance as of January 1, 2019 and January 1, 2020 was $10.2 million and $33.0 million, respectively.

Practical Expedients and Exemptions

The Group applies the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, the Group has elected the portfolio approach in applying the new revenue guidance.

The Group’s revenue contracts provide for performance obligations that are fulfilled and transfer control to customers at a point in time, involve the same pattern of transfer to the customer, and provide a right to consideration from its customers in an amount that corresponds directly with the value to the customer for the performance completed. Therefore, the Group recognizes revenue in the amount to which the Group has a right to invoice.

The Group generally expenses incremental costs of obtaining a contract when incurred because the amortization period would be less than one year. These costs primarily relate to sales commissions and are recorded in selling, general and administrative expenses.

(o) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, electricity and other utilities, consumables, direct labor, overhead costs, depreciation of property, plant and equipment, and manufacturing waste treatment processing fees. Cost of revenues does not include shipping and handling expenses, therefore the Group’s cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

(p) Shipping and handling

Costs to ship products to customers are recorded as selling expenses in the consolidated statements of operations, which amounted to $4.5 million, $6.3 million and $8.6 million, respectively, for the years ended December 31, 2018, 2019 and 2020, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

(q) Research and development expenses

Research and development expenses include materials, low-value consumption goods and utilities consumed in research and development activities, payroll and related costs and depreciation of property and equipment associated with the research and development activities, which are expensed when incurred. The Group’s research and development activities are mainly focused on technical improvements to increase production volume and efficiency, and to lower unit cost.

(r) Government subsidies

The Group receives unrestricted cash subsidies from local government agencies. The government agencies, at their discretion, determine the amount of the subsidies with reference to fixed assets and land use right payments, value-added tax and income taxes paid, bank loan interest expenses paid or electricity consumed by the Group; The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received for the years ended December 31, 2018, 2019 and 2020 were $13.1 million, $5.6 million and $0.5 million, respectively. Government grants related to fixed assets are recorded as long term liabilities and amortized on a straight-line basis over the useful life of the associated asset as an offset to depreciation expense. Government grants related to fixed assets received for the years ended December 31, 2018, 2019 and 2020 were nil, nil and $0.4 million, respectively.

(s) Income taxes

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

(t) Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of operations based on the fair value of equity awards at the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The fair value of share options is determined using the Binomial option pricing model and the fair value of restricted share units (“RSUs”) is determined with reference to the fair value of the underlying equity share atn the grant date. The Group has made an estimate of expected forfeiture and is recognizing compensation costs only for those equity awards expected to vest. The share-based compensation expenses have been categorized as either selling, general and administrative expenses or cost of sales, depending on the job functions of the grantees.

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

For the years ended December 31, 2018, 2019 and 2020, the Group recognized share-based compensation expense of $13.8 million, $17.9 million and $17.9 million, respectively, which was recognized in the statements of operations as follows:

	Year ended December 31,
	2018	2019	2020
Selling, general and administrative expenses	$12,462	$15,463	$15,929
Cost of revenues	1,326	2,084	1,857
Research and development expenses	—	350	122
Total	$13,788	$17,897	$17,908

(u) Earnings (loss) per ordinary share

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

(v) Foreign currency translation

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

The financial records of the Company’s subsidiaries in the PRC are maintained in Chinese Renminbi (“RMB”), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated at average rate of exchange prevailing during the periods presented. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of changes in equity and comprehensive income.

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to $113.1 million and $117.5 million as of December 31, 2019 and 2020, respectively.

(w) Comprehensive income (loss)

Comprehensive income (loss) is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources and included net income and foreign currency translation adjustments. As of December 31, 2018, 2019 and 2020, accumulated other comprehensive income (loss) was comprised entirely of foreign currency translation adjustments, net of tax.

(x) Fair value of financial instruments

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

●	Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.
●	Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.
●	Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use to price an asset or liability.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, notes receivable, amount due from related parties, accounts payable, notes payable, payables for purchase of property, plant and equipment, amounts due to related parties and short-term bank borrowings. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

The Group’s long-term bank borrowings consist of fixed and floating rate loans. The fair values of long-term borrowings are measured using discounted cash flow technique based on current rates for comparable loans on the respective valuation date and is therefore considered a level 2 measurement. The long-term bank borrowings approximate their fair values because market interest rates have not fluctuated significantly since the commencement of loan contracts signed.

(y) Non-controlling interest

The Group classified the ownership interest in the consolidated entity held by a party other than the Group to non-controlling interest in the consolidated financial statements. It also reported the consolidated net income at amounts that include the amounts attributable to both the parent and the non-controlling interest on the face of the consolidated statements of operations.

(z) Adoption of new accounting pronouncement

In June 2016, the FASB released ASU No.2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU, along with subsequent ASUs issued to clarify certain provisions of ASU 2016-13, provide more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. The Group adopted the guidance using a modified retrospective approach on January 1, 2020, and the adoption of this ASU does not have an impact on the Group’s consolidated financial statements.

In August 2018, the FASB released ASU No. 2018-13 (“ASU 2018-13”), Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements on fair value measurements. The Group adopted this ASU on January 1, 2020 and the adoption of this ASU does not have a significant impact on the Group’s consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

(zz) Recent accounting pronouncements not yet adopted

In December 2019, the FASB has issued ASU No. 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes. The guidance issued in this update simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. This ASU also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted, and is not expected to have a material impact on the Group’s consolidated financial statements.

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

Discontinued operations

In September 2018, the Group made a strategic decision to discontinue its Chongqing business subsidiary, including its solar wafer manufacturing operations, to accommodate the increasingly challenging market conditions. Accordingly, the Company recorded impairment losses of $7.3 million for the machinery and equipment related to the discontinued wafer manufacturing operations in 2018. The remaining long-lived assets located in Chongqing including property, plant and equipment of $57.8 million and prepaid land use rights of $1.7 million were considered held for sale as of December 31, 2018. As described earlier, the Group gradually transferred and reutilized significant polysilicon productions assets to Xinjiang plant since 2013. Chongqing Daqo and Xinjiang Daqo entered into long-term lease contract for the machinery and equipment relocated. Considering these assets will continuously and steadily operate along with existing polysilicon facility in Xinjiang plant, the Group decided to record these assets as continuing operations in financial statements as of December 31, 2019, which amounted to $43.1 million. In June 2020, Chongqing Daqo sold these machinery and equipment relocated to Xinjiang Daqo and lease contract terminated.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

The discontinuation of the solar wafer manufacturing operations represents a strategic shift and has a major effect on the Group’s result of operations. Accordingly, assets and liabilities related to the discontinued Chongqing subsidiary have been reclassified as assets and liabilities associated with discontinued operations, while results of operations and cash flows related to the Chongqing subsidiary were reported as income (loss) and cash flows from discontinued operations, including comparatives in the accompanying consolidated financial statements for all periods presented.

Assets and liabilities of the discontinued operations

	December 31,
	2019	2020
ASSETS:
Cash and cash equivalents	$845	$—
Other current assets	81	—
Total current assets associated with discontinued operations	$926	$—
Long-lived assets held-for-sale	217	—
Total non-current assets associated with discontinued operations	$217	$—

LIABILITIES:
Accounts payable	$542	$—
Payables for purchases of property, plant and equipment	359	—
Other current liabilities	264	—
Total current liabilities associated with discontinued operations	$1,165	$—

Results of the discontinued operations

	Year ended December 31,
	2018	2019	2020

Revenues	$7,113	$—	$—
Cost of revenues	(9,510)	—	—
Long-lived assets impairment	(18,770)	—	—
(Loss) income from discontinued operations, net of tax of nil	$(23,030)	$1,261	$(141)

All notes to the accompanying consolidated financial statements have been retrospectively adjusted to reflect the effect of the discontinued operations, where applicable.

Condensed cash flow of the discontinued operations

	Year ended December 31,
	2018	2019	2020

Net cash provided by (used in) operating activities	$17,993	$1,010	$(50)
Net cash provided by (used in) investing activities	617	1,457	(195)
Net cash used in financing activities	(16,779)	(2,651)	—

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

4. FOLLOW-ON EQUITY OFFERINGS

In 2018, the Company issued 2,064,379 America depositary shares (“ADSs”), representing 51,609,475 ordinary shares, through a follow-on equity offering. The proceeds, net of issuance cost of $6.9 million, were $106.6 million.

5. PREPAID EXPENSE AND OTHER CURRENT ASSETS

Prepaid expense and other current assets consist of the following:

	December 31,
	2019	2020
Spare parts	$2,913	$7,077
Prepaid value added tax (“VAT”)	11,526	121
Prepaid costs for equity offering of Xinjiang Daqo*	—	1,511
Others	905	2,768
Total	$15,344	$11,477

* The Company is in the process of applying for the initial public offering (“IPO”) of its subsidiary, Xinjiang Daqo, on the Shanghai Stock Exchange’s Sci-Tech innovation board and recorded the related issuance cost to be capitalized.

6. INVENTORIES

Inventories consist of the following:

	December 31,
	2019	2020
Raw materials	$12,965	$11,335
Work-in-process	7,262	7,887
Finished goods	16,164	22,937
Total	$36,391	$42,159

Inventory write-down was $0.9 million, $0.3 million and $2 million for the years ended December 31, 2018, 2019 and 2020.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2019	2020
Cost
Buildings and plant	$400,843	$444,829
Machinery and equipment	821,582	880,554
Furniture, fixtures and equipment	44,550	55,437
Motor vehicles	905	1,123
Less: Accumulated depreciation	(288,194)	(381,685)
Property, plant and equipment, net	$979,686	$1,000,258
Construction in process	15,341	26,828
Total	$995,027	$1,027,086

Due to the change of management’s plan as described in Note 3, machinery and equipment of $43.1 million as well as plant of $5.1 million are reclassified from assets held for sale to property, plant and equipment as of December 31, 2019.

Depreciation expense was $27.7 million, $47.4 million and $68.7 million for the years ended December 31, 2018, 2019 and 2020, respectively.

8. BORROWINGS

The Group’s bank borrowings consist of the following:

	December 31,
	2019	2020
Short-term bank borrowings	$79,063	$15,317
Long-term bank borrowings, current portion	49,549	55,114
Total borrowings, current	128,612	70,431
Long-term bank borrowings, non-current portion	151,518	123,222
Total	$280,130	$193,653

Short-term bank borrowings

The Group’s short-term bank borrowings were guaranteed by Daqo Group and its related parties. The weighted average interest rates on the short-term bank borrowings were 5.0%, 5.3% and 5.2% in the years ended December 31, 2018, 2019 and 2020, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

Long-term bank borrowings

The long-term bank borrowings, including current portion, as of December 31, 2019 and 2020 are comprised of:

	December 31,
	2019	2020
Borrowing from Shihezi Rural Cooperative Bank	$27,288	$10,722
Borrowing from Chongqing Rural Commercial Bank	117,049	124,910
Borrowing from Bank of China	56,730	42,704
Total	$201,067	$178,336

On June 25, 2015, Xinjiang Daqo entered into a six-year long term facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to renovation and extension project of polysilicon and has a maximum borrowing credit amounted to $96.1 million, with an interest rate of 20% above the five-year long term interest rate issued by People’s Bank of China. On May 30, 2016, an amendment to this credit facility was signed between Xinjiang Daqo and Chongqing Rural Commercial Bank, under which the borrowing is guaranteed by Chongqing Daqo, Daqo Group and three affiliated companies under Daqo Group. During the year ended December 31, 2020, Xinjiang Daqo has repaid $19.7 million. The outstanding bank borrowing was $29.1 million as of December 31, 2020. Xinjiang Daqo had no facility available for future draw down as of December 31, 2020. There is no financial covenants associated with the facility.

On May 30, 2016, Xinjiang Daqo entered into a seven-year long term facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to extension project of polysilicon Phase 3A and has a maximum credit amounted to $76.8 million, with an interest rate of 20% above the five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Chongqing Daqo, Daqo Group and three affiliated companies under Daqo Group. During the year ended December 31, 2020, Xinjiang Daqo has repaid $33.4 million. The outstanding bank borrowing was $34.8 million as of December 31, 2020. Xinjiang Daqo had no facility available for future draw down as of December 31, 2020. There is no financial covenants associated with the facility.

On June 29, 2020, Xinjiang Daqo entered into a two-year long term facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to operating and manufacturing expenditure and has a maximum borrowing credit amounted to $15.3 million, with an interest rate of 4.7%. The borrowing is guaranteed by Chongqing Daqo, Daqo Group and three affiliated companies under Daqo Group. During the year ended December 31, 2020, Xinjiang Daqo had drawn down $15.3 million at an interest rate of 4.7% and repaid $0.3 million. The outstanding bank borrowing was $15.0 million as of December 31, 2020. Xinjiang Daqo had no facility available for future draw down as of December 31, 2020. There is no financial covenants associated with the facility.

On July 8, 2020, Xinjiang Daqo entered into a two-year long term facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to operating and manufacturing expenditure and has a maximum borrowing credit amounted to $17.9 million, with an interest rate of 4.7%. The borrowing is guaranteed by Chongqing Daqo, Daqo Group and three affiliated companies under Daqo Group. During the year ended December 31, 2020, Xinjiang Daqo had drawn down $17.9 million at an interest rate of 4.7%. The outstanding bank borrowing was $17.9 million as of December 31, 2020. Xinjiang Daqo had no facility available for future draw down as of December 31, 2020. There is no financial covenants associated with the facility.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

On August 18, 2020, Xinjiang Daqo entered into a two-year long term facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to operating and manufacturing expenditure and has a maximum borrowing credit amounted to $5.2 million, with an interest rate of 4.7%. The borrowing is guaranteed by Chongqing Daqo, Daqo Group and three affiliated companies under Daqo Group. During the year ended December 31, 2020, Xinjiang Daqo had drawn down $5.2 million at an interest rate of 4.7%. The outstanding bank borrowing was $5.2 million as of December 31, 2020. Xinjiang Daqo had no facility available for future draw down as of December 31, 2020. There is no financial covenants associated with the facility.

On December 22, 2020, Xinjiang Daqo entered into a three-year long term facility agreement with Chongqing Rural Commercial Bank. Such borrowing is restricted to operating and manufacturing expenditure and has a maximum borrowing credit amounted to $22.9 million, with an interest rate of 4.7%. The borrowing is guaranteed by Chongqing Daqo, Daqo Group and three affiliated companies under Daqo Group. During the year ended December 31, 2020, Xinjiang Daqo had drawn down $22.9 million at an interest rate of 4.7%. The outstanding bank borrowing was $22.9 million as of December 31, 2020. Xinjiang Daqo had no facility available for future draw down as of December 31, 2020. There is no financial covenants associated with the facility.

On June 25, 2018, Xinjiang Daqo pledged its land use rights of $17.2 million, plants and buildings of $270.8 million, as well as machine and equipment of $190.7 million as collaterals for these above credit facilities with Chongqing Rural Commercial Bank.

On March 25, 2019, Xinjiang Daqo entered into a three-year long term facility agreement with Xinjiang Shihezi Rural Cooperative Bank. Such borrowing is restricted to operating and manufacturing expenditure and has a maximum borrowing credit amounted to $28.7 million, with an interest rate of 6.2%. The borrowing is guaranteed by Daqo Group. During the year ended December 31, 2020, Xinjiang Daqo had repaid $16.6 million. The outstanding bank borrowing was $10.7 million as of December 31, 2020. Xinjiang Daqo had no facility available for future draw down as of December 31, 2020. There is no financial covenants associated with the facility.

On April 15, 2019, Xinjiang Daqo entered into a five-year long term facility agreement with Bank of China. Such borrowing is restricted to extension project of polysilicon Phase 4A and has a maximum credit amounted to $57.4 million, with an interest rate of 10% above the five-year long term interest rate issued by People’s Bank of China. The borrowing is guaranteed by Daqo Group and Daqo New Energy Corp.. Xinjiang Daqo pledged its land use rights of $6.6 million as well as machinery and equipment of $98.0 million as collaterals for this credit facility. During the year ended December 31, 2020, Xinjiang Daqo has repaid $14.0 million. The outstanding bank borrowing was $42.7 million as of December 31, 2020. Xinjiang Daqo had no facility available for future draw down as of December 31, 2020. The borrowing contains a financial covenant of asset-liability ratio of no more than 70%, and Xinjiang Daqo was in compliance as of December 31, 2020.

In February 2021, Xinjiang Daqo drawn down $15.5 million from Xinjiang Bank at an interest rate of 5.22% and pledged its buildings of $11.3 million as collaterals under its signed agreement of maximum credit facility of $35.2 million signed in April 2020.

The weighted average interest rates in the years ended December 31, 2018, 2019 and 2020 for the Group’s long-term bank borrowings were 5.9%, 5.7% and 5.3%, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

The principal maturities of these long-term bank borrowings as of December 31, 2020 are as follows:

Year ending December 31,	Amount
2021	$55,114
2022	62,873
2023	54,988
2024	5,361
Total	$178,336

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2019	2020
Accrued payroll and welfare	$6,970	$10,086
VAT and other tax payables	367	14,373
Accrued shipment expenses	1,011	1,245
Others	3,874	4,444
Total	$12,222	$30,148

10. ADVANCES FROM CUSTOMERS

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group’s revenue recognition policy.

Advances from customers consist of the following and is analyzed as long-term and short-term portion respectively:

	December 31,
	2019	2020
Customer A	$4,184	$12,323
Customer B	28,123	11,353
Customer C	—	8,320
Others	2,875	9,052
Total	$35,182	$41,048
Less: Advances from customers – short-term portion	$33,028	$37,783
Advances from customers – long-term portion	$2,154	$3,265

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

11. FAIR VALUE MEASUREMENTS

Nonrecurring Fair Value Measurements

The Group measures long-lived assets at fair value on a nonrecurring basis only if an impairment or observable price adjustment is recognized in the current period. There is no impairment losses recorded on its long-lived assets as of December 31, 2018, 2019 and 2020 respectively.

12. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During the years ended December 31, 2018, 2019 and 2020, the Group recognized expenses relating to its contribution to the government sponsored defined contribution plans of $2.9 million, $3.5 million and $3.7 million, respectively.

(b) Statutory Reserves and Restricted Assets

Foreign invested enterprises in PRC are required under PRC laws to distribute its after-tax profits of the current year and draw 10 percent of the profits as the company’s statutory common reserve. The company may stop drawing the profits if the aggregate balance of the common reserves has already accounted for over 50 percent of the company’s registered capital. The common reserves shall be used for making up losses, expanding the production and business scale or increasing the registered capital of the company. As of December 31, 2018, 2019 and 2020, the Group’s aggregate balance of the statutory common reserves was $39.4 million, $43.3 million and $58.2 million, respectively.

In accordance with relevant PRC laws and regulations, the Group’s PRC subsidiaries are prohibited to make distribution of their registered capital and statutory reserves in the form of cash dividends, loans or advances and the related restricted portion amounted to $411.9 million as of December 31, 2020.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

Chongqing Daqo is a foreign invested enterprise established on January 14, 2008 located in Chongqing. During the year ended December 31, 2019 and 2020, the statutory enterprise income tax rate of 25% is applicable to Chongqing Daqo.

Xinjiang Daqo is a foreign-invested enterprise established on February 22, 2011 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. On August 28, 2017, Xinjiang Daqo obtained a HNTE certificate and then renewed it on October 19, 2020, which is valid till 2022. During the years ended December 31, 2018, 2019 and 2020, Xinjiang Daqo was entitled to a preferential tax rate of 15% because of its HNTE status.

Xinjiang Daqo Investment is a foreign-invested enterprise established on March 10, 2011 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. During the year ended December 31, 2020, the statutory enterprise income tax rate of 25% is applicable to Xinjiang Daqo Investment.

During the year ended December 31, 2020, the statutory enterprise income tax rate of 25% is applicable to Xinjiang Daqo Guodi and Xinjiang Daqo Lvchuang, which both located in Shihezi Economic Development Area in Xinjiang Autonomous Region.

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. The Company’s PRC subsidiaries’ retained earnings have been and will be permanently reinvested to the PRC subsidiaries. Therefore, no dividend withholding tax was accrued.

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2020, the Group’s PRC subsidiaries are subject to examination of the PRC tax authorities. The Company classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in the years ended December 31, 2018, 2019 and 2020, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

Income before income taxes from PRC was $87.7 million, $49.8 million and $179.6 million for the years ended December 31, 2018, 2019 and 2020, respectively. Loss before income taxes from outside the PRC was $14.2 million, $12.0 million and $17.5 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Income tax expenses comprise:

	Year ended December 31,
	2018	2019	2020
Current tax expenses	$11,868	$4,941	$29,436
Deferred tax (benefit) expenses	(151)	4,682	(1,254)
Total	$11,717	$9,623	$28,182

The principal components of deferred income tax assets and liabilities from continuing operations are as follows:

	December 31,
	2019	2020
Deferred tax assets:
Long-lived assets depreciation	$1,352	$1,665
Deferred government subsidy	—	60
Net operating loss carried forward	729	709
Sub-total	$2,081	$2,434
Valuation Allowance	(729)	(709)
Total deferred tax assets	$1,352	$1,725

Deferred tax liabilities:
Long-lived assets depreciation	$(5,227)	$(4,540)
Difference in basis of buildings	(1,141)	(646)
Total deferred tax liabilities	$(6,368)	$(5,186)
Deferred tax liabilities, net	$(6,368)	$(3,461)

The principal components of deferred income tax assets and liabilities from discontinued operations are as follows:

	December 31,
	2019	2020
Deferred tax assets:
Net operating loss carried forward	$17,881	$23,079
Government grants related to assets	99	—
Long-lived assets impairment & depreciation	4,284	72
Others	1,066	1,137
Sub-total	23,330	24,288
Valuation allowance	(23,330)	(24,288)
Total deferred tax assets	$—	$—

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

The changes of valuation allowance are as follows:

	Year ended December 31,
	2018	2019	2020
Beginning balance	$41,316	$27,062	$24,059
Reversal	(12,516)	(2,698)	(626)
Foreign exchange effect	(1,738)	(305)	1,564
Ending Balance	$27,062	$24,059	$24,997

The Group uses the asset and liability method to record related deferred tax assets and liabilities. The Group considers positive and negative evidences to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets relating to Chongqing Daqo, Xinjiang Investment, Xinjiang Daqo Guodi and Xinjiang Daqo Lvchuang as of December 31, 2018, 2019 and 2020 in the amount of $27.1 million, $24.1 million and $25.0million, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

The effective income tax rate from continuing operation is different from the expected PRC statutory rate as a result of the following items:

	Year ended December 31,
	2018	2019	2020
PRC Enterprise Income Tax	25%	25%	25%
Preferential income tax rate of a subsidiary	(11)%	(14)%	(11)%
Effect of different reversal rate	—	5%	—
Additional tax deductions	(3)%	(3)%	(1)%
Different tax rate in other jurisdictions	5%	12%	4%
Effective tax rate	16%	25%	17%

Xinjiang Daqo enjoys the preferential tax rate of 15%, which may be extended if the requirements of High and New Technology Enterprise are satisfied. The impact of the preferential tax rates decreased income taxes by $7.8million, $5.2 million and $17.4 million for the years of 2018, 2019 and 2020, respectively. The benefit on net income per share was $0.02, $0.02 and $0.05 for the years of 2018, 2019 and 2020, respectively.

14. SHARE BASED COMPENSATION

In December 2014, The Company’s shareholders adopted the 2014 share incentive plan. The Company’s shareholders have authorized the issuance of up to 21,000,000 ordinary shares underlying all options (including incentive share options, or ISOs), restricted shares and restricted share units (“RSUs”) granted to a participant under the plan, or the awards.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

In April 2018, The Company’s shareholders adopted the 2018 share incentive plan. The Company’s shareholders have authorized the issuance of up to 38,600,000 ordinary shares underlying all options (including incentive share options, or ISOs), restricted shares and RSUs granted to a participant under the plan, or the awards.

During the year ended December 31, 2015, the Company granted 8,134,375 share options to its officers, directors and employees at the weighted average grant date fair value of $0.59. No options were granted during the years ended December 31, 2018, 2019 and 2020.

On January 12, 2015, the Company modified the exercise price to $0.87 for a total number of 6,274,166 previously granted options, in order to provide appropriate incentives to the relevant employees and executive officers of the Group. The fair value of the options under revised terms was $0.55 and $0.52. The total incremental cost associated with the modification was $0.2 million, of which $60.1 thousand was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of $0.2 million are recognized over the remaining vesting period of the modified options.

On September 9, 2015, the Company modified the exercise price for a total number of 12,569,166 options granted before to $0.59, in order to provide appropriate incentives to the relevant employees and executive officers of the Company. The fair value of the options under revised terms for five batches granted on January 28, 2014, January 12, 2015 and July 6, 2015 was $0.38, $0.35, $0.38, $0.37 and $0.40, respectively. The total incremental cost associated with the modification was $0.3 million, of which $0.1 million was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of $0.2 million are recognized over the remaining vesting period of the modified options.

The Company utilized the Binomial option pricing model to evaluate the fair value of the stock options with reference to the closing price of the Company on the measurement dates.

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2020 is as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options	Price	Contract Life	Value
Options outstanding on January 1, 2020	6,765,117	0.56
Granted	—	—
Forfeited	—	—
Expired	—	—
Exercised	(4,916,850)	0.54
Options outstanding on December 31, 2020	1,848,267	0.59	3.74	20,104
Options vested or expected to vest on December 31, 2020	20,207,103	0.47	2.40	222,373
Options exercisable on December 31, 2020	1,847,659	0.59	3.74	20,097

The share-based compensation expense related to stock options of approximately $0.7 million, $0.1 million and nil were recognized by the Group for the years ended December 31, 2018, 2019 and 2020, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

On February 3, 2017, the Company granted restricted share units (“RSUs”) to acquire 12,653,992 ordinary shares to certain directors, executive officers and employees pursuant to the Daqo New Energy Corp. 2014 Share Incentive Plan. The RSUs will be vested quarterly in each of the next four years starting from May 6, 2017.

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

A summary of the non-vested RSU activity in 2020 is as follows:

		Weighted
		Average
	Number of	Grant Date
	RSUs	Fair Value
Non-vested RSUs on January 1, 2020	30,517,852	$1.39
Granted	—
Vested	(12,899,400)	1.39
Forfeited	(35,000)	1.43
Non-vested RSUs on December 31, 2020	17,583,452	1.38

The share-based compensation expense related to RSUs of $17.9 million was recognized by the Group for the year ended December 31, 2020.

As of December 31, 2020, there was $23.0 million in total unrecognized compensation cost related to non-vested RSUs, which is expected to be recognized over a weighted-average period of 2.41 years.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

15. RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationships between the Group and major related parties are as follows:

Name of the related party	Relationship
Daqo Group Co., Ltd. (“Daqo Group”)	Daqo Group and the Group are controlled by same group of shareholders
Zhenjiang Daqo Solar Co. Ltd.(“Zhenjiang Daqo”)	An affiliated company controlled by Daqo Group
Daqo Solar Co. Ltd (“Daqo Solar”)	An affiliated company controlled by Daqo Group
Xinjiang Daqo Investment Co., Ltd. (“Xinjiang Daqo Investment”)	An affiliated company controlled by Daqo Group before December 20,2018 and controlled by the Group since December 20,2018
Daqo New Material Co., Ltd. (“Daqo New Material”)	An affiliated company controlled by Daqo Group
Chongqing Daqo Tailai Electric Co., Ltd. (“Chongqing Daqo Tailai”)	An affiliated company controlled by Daqo Group
Nanjing Daqo Transformer Systems Co., Ltd. (“Nanjing Daqo Transformer”)	An affiliated company controlled by Daqo Group
Jiangsu Daqo Changjiang Electric Co., Ltd. (“Jiangsu Daqo”)	An affiliated company controlled by Daqo Group
Nanjing Daqo Electric Co., Ltd. (“Nanjing Daqo Electric”)	An affiliated company controlled by Daqo Group
Zhenjiang Electric Equipment Co., Ltd. ( “Zhenjiang Electric”)	An affiliated company controlled by Daqo Group
Daqo Investment Co.,Ltd.(“Daqo Investment”)	An affiliated company controlled by Daqo Group
Nanjing Yidian Huichuang Information Technology Co.,Ltd. (“Nanjing Yidian”)	An affiliated company controlled by Daqo Group, and disposed in September 2020

(2)	Related party balances:

The balances due from related parties of continuing and discontinued operations are as follows:

	December 31,
	2019	2020
Amounts due from related parties (continuing operations)
Nanjing Daqo Transformer	$—	$104
Others	17	25
Total	$17	$129

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

The balances due to related parties – short-term portion of continuing operations are as follows:

	December 31,
	2019	2020
Amounts due to related parties – short term portion (continuing operations)
Nanjing Daqo Transformer	$9,637	$170
Chongqing Daqo Tailai	8,004	55
Daqo Group	7,904	—
Daqo New Material	4,266	4,549
Nanjing Daqo Electric	3,241	—
Jiangsu Daqo	3,162	5
Zhenjiang Electric	1,490	—
Others	1,121	371
Total	$38,825	$5,150
Amounts due to related parties – short term portion (discontinued operations)
Others	188	—
Total	$188	$—

The balance due to related parties – long-term portion (continuing operations) of $4.2 million and $7.9 million represents the consideration payables to Daqo Group for the acquisition of Xinjiang Daqo Investment as of December 31, 2020 and 2019, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

(3)	Related party transactions:

The material transactions with Daqo Group and its subsidiaries were as follows:

	Transaction	Year Ended December 31,
Name of Related parties	Nature	2018	2019	2020
Daqo Group	Proceeds from interest free loans	$25,745	$—	$—
	Repayment of interest free loans	36,648	—	11,597
	Repayment of interest bearing loans	—	—	—
Zhenjiang Daqo	Proceeds from interest free loans	10,904	—	4,349
	Repayment of interest free loans	—	—	4,349
	Sales	6,695	3,987	—
Daqo Solar	Proceeds from interest free loans	55,613	16,005	18,520
	Repayment of interest free loans	55,651	16,005	18,412
Nanjing Daqo Transformer	Purchase-Fixed assets	6,201	12,337	40
	Proceeds from interest free loans	—	1,842	—
	Repayment of interest free loans	—	1,842	8,131
Xinjiang Daqo Investment	Proceeds from interest free loans	3,937	*	*
	Repayment of interest free loans	4,021	*	*
Daqo New Material	Proceeds from interest free loans	1,893	—	—
	Repayment of interest free loans	1,893	—	—
Chongqing Daqo Tailai	Purchase-Fixed assets	8,241	15,212	111
	Proceeds from interest free loans	6,209	2,541	—
	Repayment of interest free loans	6,209	2,541	5,049
Jiangsu Daqo	Purchase-Fixed assets	1,327	4,115	—
Nanjing Daqo Electric	Purchase-Fixed assets	1,439	6,229	45
Zhenjiang Electric	Purchase-Raw material	332	1,700	—
Nanjing Yidian	Purchase-Fixed assets	975	8,690	1,218
	Purchase-Raw material	566	1,625	560
Total	Sales	$6,695	$3,987	$—
	Purchase-Fixed assets	$18,183	$46,583	$1,414
	Purchase-Raw material	$898	$3,325	$560
	Proceeds from related parties loans	$104,301	$20,388	$22,869
	Repayment of related parties loans	$104,422	$20,388	$47,538

*     Xinjiang Daqo Investment became the Group’s subsidiary since December 20, 2018 and was consolidated into the Group’s financial results as of December 31 2018, 2019 and 2020, accordingly its transaction in 2019 and 2020 will not be presented as related party transaction.

In 2020, Nanjing Daqo Transformer and Chongqing Daqo Tailai agreed to postpone the Group’s payables to them with no interest cost charged for the support on the Company’s working capital. Accordingly, the unrecognized financing expense of $0.8 million resulting from this debt restructuring was recognized as additional paid in capital.

In June 2020, the Group sold 4.4% of Xinjiang Daqo’s shares at the aggregate consideration of $28.1 million based on the fair value of Xinjiang Daqo to its directors, Mr. Guangfu Xu, Mr. Xiang Xu, Mr. Dafeng Shi and Mr. Longgen Zhang.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

16. EARNINGS PER SHARE

The calculation of earnings (loss) per share is as follows:

	Year ended December 31,
	2018	2019	2020
Numerator used in basic and diluted earnings per share:
Net income attributable to Daqo New Energy Corp. ordinary shareholders from continuing operations	$61,155	$28,263	$129,336
(Loss) income from discontinued operations, net of tax	(23,030)	1,261	(141)
Net income attributable to Daqo New Energy Corp. ordinary shareholders—basic and diluted	$38,125	$29,524	$129,195
Denominator used in basic and diluted earnings per share:
Weighted average number of ordinary shares outstanding used in computing earnings per share-basic	311,715,158	339,571,054	355,087,013
Plus: Dilutive effects of share options	6,346,349	5,568,144	4,421,397
Dilutive effects of RSUs	7,444,828	4,822,360	15,508,740
Weighted average number of ordinary shares outstanding used in computing earnings per share—diluted	325,506,335	349,961,558	375,017,150

Basic earnings per share-continuing operations	$0.20	$0.08	$0.36
Basic earnings (loss) per share-discontinued operations	$(0.08)	$0.01	$0.00
NET INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Basic	$0.12	$0.09	$0.36

Diluted earnings per share-continuing operations	$0.19	$0.08	$0.34
Diluted earnings (loss) per share-discontinued operations	$(0.07)	$0.00	$0.00
NET INCOME ATTRIBUTABLE TO DAQO NEW ENERGY CORP. PER ORDINARY SHARE—Diluted	$0.12	$0.08	$0.34

17. COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2020, commitments outstanding for the purchases of property, plant and equipment approximated $56.3 million, which will be due subsequent to receipt of the purchases.

Lease commitments

The operating lease commitments as of December 31, 2020 were principally for the housing rental from Daqo Group. The lease expense was $38.6 thousand, $69.0 thousand and $145.2 thousand for the years ended December 31, 2018, 2019 and 2020, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

Future minimum lease payments are as follows:

Year ending December 31,
2021	$96
2022	26
Total	122
Less: imputed interest	(7)
Present value of minimum operating lease payments	115

18. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Following the further expansion of module business and entering into the wafer business in 2011, the Group operated and viewed its performance in three segments. However, the module business was disposed in September 2012 and the wafer business was discontinued in September 2018. Therefore, only one segment - Polysilicon remained as of December 31, 2019 and 2020. All of its revenues are derived in the PRC. The Group’s long-lived assets and operations are all located in the PRC and no geographical information is presented.

19. CONCENTRATION OF CUSTOMERS

The following customers individually accounted for 10% or more of revenues:

	Year ended December 31,
	2018		2019		2020
Customer B		$57,859		$187,217	$369,333
Customer A		$115,412		$84,226	$126,759
Customer D	$	*	$	*	$67,431

*Represents less than 10%

Total sales to the Group’s largest customers whose sales constitute over 10% of revenue accounted for approximately 57%, 78% and 83% of revenues for the years ended December 31, 2018, 2019 and 2020, respectively. The Group is substantially dependent upon the continued participation of these customers in order to maintain its total revenues. Significantly reduction in the Group’s dependence on these customers is likely to take time and there can be no assurance that the Group will succeed in reducing such dependence.

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEET

DECEMBER 31, 2019 AND 2020

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	$1,346	$860
Prepaid expenses and other current assets	277	2,374
Total current assets	1,623	3,234
Investments in subsidiaries	565,242	764,046
TOTAL ASSETS	$566,865	$767,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$222	$157
Total current liabilities	222	157
Equity:
Ordinary shares($0.0001 par value 500,000,000 shares authorized as of December 31, 2019 and 2020; 351,823,578 shares issued and 347,419,152 shares outstanding as of December 31, 2019; 390,423,578 shares issued and 365,235,402 shares outstanding as of December 31, 2020)	35	37
Additional paid-in capital	387,371	412,450
Retained earnings	200,923	330,118
Accumulated other comprehensive (loss) income	(19,937)	26,267
Treasury shares, at cost (4,643,150 shares as of December 31, 2019 and 2020)	(1,749)	(1,749)
Total shareholders’ equity	566,643	767,123
TOTAL LIABILITIES AND EQUITY	$566,865	$767,280

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands)

	Year ended December 31,
	2018	2019	2020
Operating expenses:
General and administrative	$(14,514)	$(11,976)	$(12,727)
Total operating expenses	(14,514)	(11,976)	(12,727)
Loss from operations	(14,514)	(11,976)	(12,727)
Interest income	290	21	7
Income tax expense	—	—	(2,391)
Net loss before share of results of subsidiaries	(14,224)	(11,955)	(15,111)
Equity in earnings of subsidiaries	52,349	41,479	144,307
Net income attributable to Daqo New Energy Corp. ordinary shareholders	$38,125	$29,524	$129,196

Other comprehensive (loss) income:
Foreign currency translation adjustments, net of tax of nil	(26,216)	(6,704)	46,204
Total other comprehensive income (loss):	(26,216)	(6,704)	46,204
Comprehensive income	$11,909	$22,820	$175,400

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(U.S. dollars in thousands)

	Year ended December 31,
	2018	2019	2020
OPERATING ACTIVITIES
Net cash used in operating activities	(579)	(933)	(1,066)

INVESTING ACTIVITIES
Capital contributed to subsidiaries	(109,779)	—	—
Net cash used in(provided by) investing activities	(109,779)	—	—

FINANCING ACTIVITIES
Proceeds from follow-on equity offering	113,541	—	—
Insurance cost for follow-on equity offering	(6,919)	—	—
Proceeds from options exercised	687	791	580
Net cash provided by financing activities	107,309	791	580
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,049)	(142)	(486)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	4,537	1,488	1,346
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$1,488	$1,346	$860