Form 20-F
period 2021-12-31
DAQO NEW ENERGY CORP.
filed 2022-03-30
CIK 1477641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class the period covered by the annual report 372,534,652 ordinary shares, par value US$0.0001 per share, as of December 31, 2021.

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

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Emerging growth company ☐

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Part I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Implications of Being a Foreign Private Issuer and a China-based Company

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the Securities and Exchange Commission (the “SEC”) will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange (“NYSE”) listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange listing standards.

We are exposed to legal and operational risks associated with our operations in China. We are subject to risks arising from China’s legal system, including the uncertainty in the interpretation and the enforcement of the PRC laws and regulations. In addition, rules and regulations in China can change quickly with little advance notice. Recently, Chinese regulators have announced regulatory actions targeting certain sectors of China’s economy, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in China. Although the solar power industry does not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially and adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital.

The PRC government may also intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, including us, at any time, substantial intervention and influence over the manner our operations, which could result in a material change in our operations or the value of our ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that the regulators will agree with us or will not in the future adopt regulations that restrict our business operations or access to capital.

For example, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

With the trend of strengthening anti-monopoly supervision around the world, the PRC government has issued a series of anti-monopoly laws and regulations in 2021, paying more attention to corporate compliance. On February 7, 2021, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guidelines for Anti-monopoly in the field of Platform Economy. On November 15, 2021, the State Administration for Market Regulation of the PRC promulgated the Guidelines for the Overseas Anti-monopoly Compliance of Enterprises. We believe that these regulations currently have little impact on us, but we cannot guarantee that regulators will agree with us or that these regulations will not affect our business operations in the future.

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. For example, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation require, among others, certain competent authorities to identify critical information infrastructures. The Cybersecurity Administration of China (the “CAC”) and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. We believe that these regulations have little impact on us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulation. However, we cannot guarantee that the regulators will agree with us.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of the PRC National People’s Congress promulgated the Personal Information Protection Law (the “PIPL”) on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. We do not expect to have significant data security or privacy issues given that the nature of our business does not involve collecting and use of vast personal data. However, we cannot guarantee that the regulators will agree with us or will not in the future adopt new regulations that restrict our business operations.

Since these regulatory actions are relatively new, it is uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operation, or our ability to accept foreign investments and listing on a U.S. or other foreign exchanges. PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

Our financial statements contained in this annual report have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm that is headquartered in Shanghai, China with offices in other cities in China. It is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over the counter trading market in the U.S. The SEC has adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB has issued a report notifying the Securities and Exchange Commission of its determination that it is currently unable to inspect or investigation completely accounting firms headquartered in mainland China or Hong Kong. Our auditor Deloitte Touche Tohmatsu Certified Public Accountants LLP is subject to the determinations announced by the PCAOB on December 16, 2021. Further, the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.

As a holding company, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries are required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” for more details.

A.	[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Risks Related to Our Business

You should carefully consider the following risk factors in addition to the other information included or incorporated by reference in this report, including matters addressed in the section entitled “Forward-Looking Statements.” We caution you not to place undue reliance on the forward-looking statements contained in this report, which speak only as of the date hereof. The risks and uncertainties described below include all of the material risks applicable to us; however they are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Summary of Risk Factors

The following is a summary of significant risk factors and uncertainties that may affect our business, which are discussed in more details below.

●	Our ability to maintain our growth and profitability depend on the demand for photovoltaic products and the development of photovoltaic technologies;
●	The imbalance between polysilicon supply and demand could cause polysilicon prices to decline;
●	The reduction in or elimination of government subsidies and economic incentives for solar energy applications could cause demand for our products and our revenues to decline;
●	We need a significant amount of cash to fund our future capital expenditure requirements and working capital needs;
●	We may not be successful in our efforts to continue to manufacture high quality polysilicon in a cost-effective manner;
●	Further development in alternative polysilicon production technologies or other changes in the photovoltaic industry could render our production process too costly or obsolete;
●	Our future commercial production and expansion projects may not be successful;
●	We depend on a limited number of customers and sales contracts for a significant portion of our revenues;
●	Polysilicon production is energy-intensive, and our energy costs could rise and our electricity and other utility supplies could be disrupted;
●	Our business and operations may continue to be materially and adversely affected by the outbreak of COVID-19;

●	Existing laws and regulations and changes to these laws and regulations may present technical, regulatory, economic and trade barriers to the purchase and use of photovoltaic products, and restrictions on our ability to import or U.S. certain controlled U.S. technologies could also negatively affect us;
●	Substantially all of our production, storage, administrative, and research and development facilities are currently located in Shihezi City, Xinjiang, China, which may expose us to risks of damages or disruptions at these facilities as well as risks of dealing with sanctioned persons;
●	Changes in United States and China relations and related regulations may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares and/or our ADSs;
●	Uncertainties in China’s legal system, including the interpretation and enforcement of PRC laws and regulations, could limit the legal protection available to you and us;
●	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China;
●	Future equity offerings of our subsidiary, Xinjiang Daqo, in China’s A-share market may be subject to approval of the Shanghai Stock Exchange, CSRC and other regulatory agencies in China, which could impose uncertainty on our capital raising activities;
●	If the PCAOB is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections; and
●	Proceedings instituted by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

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

Our polysilicon sales prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and continue to expand capacities in order to achieve economies of scale. In the first half of 2016, average selling prices of polysilicon were relatively strong due to rush orders placed before China’s solar PV feed-in tariff adjustment went effective at the end of June 2016. In the second half of 2016, average selling prices of polysilicon declined due to decreasing demand. In 2017, the solar PV demand in China grew significantly to approximately 55 GW, and thus the average selling prices of polysilicon were relatively strong during the year. In 2018, polysilicon supply capacities increased in the second half of the year, which caused the average selling prices of polysilicon to decline again. In 2019, polysilicon supply capacities continued to increase significantly, while the growth of overall global solar PV demand was relatively weak and could not cover the additional supply. The solar PV demand was weak in the first half of 2020 due to the impact of COVID-19, leading to the decline in polysilicon prices. The solar PV demand recovered quickly in the second half of 2020, which caused polysilicon prices to pick up significantly. In 2021, polysilicon prices continued to increase significantly due to strong PV demand and relatively limited additional supply of polysilicon. We expect that the overall solar PV demand will continue to grow and consume the additional supply of polysilicon in 2022. However, if the imbalance between polysilicon supply and demand continues to exist, it could cause polysilicon prices to decline and thus materially and adversely affect our profitability.

The reduction in or elimination of government subsidies and economic incentives for solar energy applications could cause demand for our products and our revenues to decline.

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power still exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, China has announced several reductions in solar feed-in tariffs (“FITs”) since the release of the “Notice on Leveraging the Price for the Development of the Solar Energy Industry” in 2013. A reduction in solar FITs was announced in May 2018 for solar power projects approved after May 31, 2018. The new FIT for solar power projects in Zone 1, 2 and 3 was reduced by RMB0.05 per kWh, to RMB0.5 per kWh, RMB0.6 per kWh and RMB0.7 per kWh, respectively. In 2019, China adopted a new method of bidding process to allocate subsidies for most of the domestic solar PV installations. A similar policy is applied in 2020. In 2016, global solar PV installations continued its growing trend and reached approximately 73 GW. In 2017, global solar PV installations grew significantly to approximately 100 GW. However, the growth rate of global PV installations slowed down in 2018 with approximately 110 GW newly installed in the year. In 2019, China domestic demand was negatively impacted by a long-delayed announcement of subsidy policy. However, demand from overseas markets remained robust. Global solar PV installations were approximately 115 GW in 2019 and further increased to 130 GW in 2020. According to the China PV Industry Association, global solar PV installations in 2021 are expected to be in the range of 150-170 GW. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the photovoltaic industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

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

We experienced significant decreases in revenue and incurred substantial net losses in 2012 and 2013. We had positive net income from 2014 to 2021. However, our limited operating history makes the prediction of future results of operations difficult, and therefore, it is unclear if we could sustain revenue growth or profitability in the future. Our business model, technology and ability to achieve satisfactory manufacturing yields for polysilicon at higher volumes are unproven. Compared to companies with a long and well-established operating history and companies operating in less volatile sectors, our results of operations are more susceptible to the impact of adverse operating environment and supply and demand risks.

Our revenues and results of operations have fluctuated and are likely to fluctuate in the future.

Fluctuations of our revenues and results of operations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others, fluctuation in the global average selling prices of photovoltaic products, fluctuation in the volume of our products shipped, changes in end-user demand for the photovoltaic products manufactured and sold by us or our customers, the gain or loss of significant customers, the availability of governmental subsidies or financial support and changes in our electricity, natural gas, raw material or labor costs. Although our revenue has improved since 2013 and we have regained profitability from 2014 to 2021, our revenues and results of operations may worsen again if one or more of these factors become unfavorable to our business. While we generally have long-term sales contracts of photovoltaic products with our customers and some of these contracts provide for prepayment by the customers, we cannot assure you that the customers will place orders in accordance with the contracts. The customers’ purchases from us depend on, among others, the market supply and demand situation, supply chain developments, the customers’ inventories at hand, market prices, and general economic and market conditions.

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

We need a significant amount of cash to fund our operations. In particular, we will need substantial additional funding to finance our expansion project at our polysilicon facilities to meet our working capital requirements. We will also require cash resources to fund our research and development activities in order to remain competitive on cost and technology.

We have relied in the past and expect in the next 12 months to continue to rely mainly on operating cash flows, renewal and roll-over of our bank credit facilities and proceeds from the initial public offering of our subsidiary Xinjiang Daqo New Energy Co., Ltd., or Xinjiang Daqo, in China and its future private offering to finance our working capital, capital expenditures requirements and other commitments. The photovoltaic markets remain competitive, and payment collection in the solar photovoltaic industry remains challenging. Any delay or failure in collecting amounts owed from customers will adversely affect our company’s cash flow situation. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. We may incur additional debt in the future. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

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

The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. We may face significant challenges relating to high quality polysilicon production in the future. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials or tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon to be rejected by our customers, which would materially and adversely affect our profitability. As a result of our continuous efforts to improve polysilicon production quality, over 99% of our polysilicon was sold to mono-wafer applications in 2021, which require higher quality as compared to multi-wafer applications. We cannot assure you that we can continue to maintain the current level of high quality polysilicon production or achieve the expected increases in the portion of production suitable for selling to mono-wafer applications in 2022.

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

Although the vast majority of the polysilicon produced in the world utilizes the chemical vapor deposition process, or the “modified Siemens process,” several alternative production processes have been developed that may have significantly lower production costs. Compared with other polysilicon production processes, a disadvantage of the modified Siemens process is the large amount of electricity required. For example, REC, GCL, SMP and Tianhong, a joint venture formed by REC and Shanxi Youser, used to operate or currently operate facilities that use the “fluidized bed reactor” method for producing polysilicon using saline (SiH4) as feed-in gas. Other polysilicon manufacturers are establishing facilities using upgraded metallurgical grade silicon process to produce solar-grade polysilicon. Moreover, some polysilicon manufacturers who are using “modified Siemens process” have adopted newer technologies such as Hydrochlorination, which could enable them to produce polysilicon in a more cost effective way compared to the traditional “modified Siemens process.”

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

We finished construction of our Phase 2A polysilicon facilities in Shihezi, Xinjiang Uyghur Autonomous Region in September 2012 and successfully reached our targets in terms of capacity and cost structure by the end of the first quarter of 2013. The construction and installation of our Phase 2B expansion project was completed during the second quarter of 2015 and achieved full production capacity in the third quarter of 2015, which increased our polysilicon annual capacity from 6,150 MT to 12,150 MT. In January 2015, our Board of Directors approved our Phase 3A expansion project in Xinjiang. We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our Board of Directors approved our Phase 3B expansion project in Xinjiang. By October 2018, we completed the construction and installation of Phase 3B and began pilot production. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and began pilot production in September 2019. We ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We expect to ramp it up to its full capacity of 35,000 MT and increase our total annual production capacity to 105,000 MT by the end of the first quarter of 2022. In December 2021, we entered into a strategic cooperation framework agreement with Baotou City to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT and for the semiconductor industry with a total annual capacity of 21,000 MT, silicon metal projects with a total annual capacity of 300,000 MT and silicone projects with a total annual capacity of 200,000 MT in Baotou. Semiconductor-grade polysilicon has higher purity than our existing products, which requires relatively high production technology, and its application areas and target customers are different from our existing products. In addition, we have no prior experience in manufacturing semiconductor-grade polysilicon. Therefore, there is no guarantee that we will have sufficient production or technological experience in implementing the expansion plan as scheduled, or at all, or that our product quality, capacity or client penetration can meet our expectations. Any of these factors could negatively affect our ability to achieve the anticipated benefits from this investment. Moreover, although the Xinjiang location provides many strategic advantages, including lower electricity costs, we face a number of uncertainties in relation with our future commercial production and expansion project in Xinjiang.

In addition, there are many risks associated with our future production in Xinjiang, any of which could cause significant disruption to production, including:

●	being unable to construct and complete our expansion plan as scheduled;
●	being unable to fully ramp-up the newly added capacity or achieve our targets for cost and quality;
●being unable to obtain approvals and enjoy preferential treatment from local authorities;
●	uncertainties in the stability in supply and price of electricity for our manufacturing facilities;
●	extremely cold temperatures;
●	lack of workers in Xinjiang experienced in polysilicon manufacturing;
●	difficulties in timely transporting products to our customers, most of whom are located in other areas of China that are a significant distance from Xinjiang; and
●	political or social unrest.One or more of these factors could harm our Xinjiang operations and consequently, could adversely affect our overall operating results.

If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.

Since 2013, we have experienced a period of growth and expansion in terms of production capacity and sales volume. We achieved a nameplate capacity of 6,150 MT in the first quarter of 2014 and further ramped up our nameplate capacity to 12,150 MT in the third quarter of 2015. Our polysilicon production for 2016 reached 13,068 MT, which surpassed our nameplate capacity of 12,150 MT per annum. In 2019, 2020 and 2021, we sold 38,109 MT, 74,812 MT and 75,356 MT, respectively, of polysilicon. We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production of the Phase 3A project in the first quarter of 2017 and have achieved full production capacity. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and begin pilot production in the September 2019 and ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000MT. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We expect to ramp it up to its full capacity of 35,000 MT and increase our total annual production capacity to 105,000 MT by the end of the first quarter of 2022. We also plan to build certain polysilicon, silicon metal and silicone projects in Baotou City as mentioned above. To accommodate our continued expansion, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management efforts and skill and significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results. Moreover, even if we do expand our polysilicon manufacturing capacity as planned, we may be unable to generate sufficient customer demand for our photovoltaic products to support our increased production levels or successfully integrate our polysilicon business to achieve operational efficiency, which could adversely affect our business and results of operations.

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

Our future success depends on our ability to significantly increase both polysilicon production capacity and output. If we fail to do so, we may not be able to benefit from economies of scale to reduce our costs per kilogram of polysilicon, to maintain our competitive position or to improve our profitability. Our ability to establish additional production capacity and increase output is subject to significant risks and uncertainties, including:

●	the need to raise significant additional funds to purchase additional production equipment or to build additional manufacturing facilities, which we may not be able to obtain on commercially viable terms or at all;
●	cost overruns and delays as a result of a number of factors, many of which are beyond our control, such as increases in the price of electricity or problems with equipment delivery;
●	delays or denial of required approvals by relevant government authorities;
●	failure to obtain production inputs in sufficient quantities or at acceptable cost;
●	significant diversion of management’s attention and other resources; and
●	failure to execute our expansion plan effectively.

We operate in an increasingly competitive market, and we may not be able to compete successfully with competitors who have greater resources than us.

The photovoltaic market is expected to become increasingly competitive. Our competitors include international polysilicon manufacturers, such as Wacker, OCI, Hemlock, REC and Chinese domestic polysilicon manufacturers, such as GCL-Poly, Xinte Energy Co., Ltd., Yongxiang Co., Ltd., Asia Silicon Co., Ltd. Xinjiang East Hope New Energy Ltd. and China Silicon Corporation. There are also likely new entrants into the polysilicon manufacturing market in China. In addition, some solar cell and module manufacturers, including some of our existing and potential customers may have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales or even reduce our sales to our existing customers. Many of our competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. We also expect that there may be additional polysilicon supply capacities from our competitors in 2022 and 2023. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of polysilicon than we can. Failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

We depend on a limited number of customers and sales contracts for a significant portion of our revenues, and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in our revenues.

In 2019, 2020 and 2021, our top three customers in aggregate accounted for approximately 81.6%, 83.4% and 61.4% of our total revenues from continuing operations, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. As a result of our customer concentration, our financial performance may fluctuate significantly from period to period based, among others, on exogenous circumstances related to our clients. In addition, any one of the following events may cause materially adverse effect to our cash flows, revenues and results of operations:

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

Although we have completed Xinjiang Daqo’s initial public offering, we may not achieve the results contemplated by our business strategy (including with respect to use of proceeds from that offering) and therefore the price of our ADSs may not increase, or may even drop.

Although Xinjiang Daqo’s initial public offering and listing (the “STAR Listing”) on the Shanghai Stock Exchange’s Scie-Tech innovation board (the “STAR MARKET”) was completed in July 2021, we cannot assure you that we will realize any or all of our anticipated benefits of the STAR Listing. Our completion of the STAR Listing may not have the anticipated effects of strengthening our market position. Subsequent to the STAR Listing, Xinjiang Daqo has broad discretion in the use of the proceeds from the STAR Listing, and it may not spend or invest those proceeds in a manner that results in our operating success or with which holders of our shares and ADSs agree. Our failure to successfully leverage the completion of the STAR Listing to expand our production capacity could result in a decrease in the price of the ADSs. In addition, we cannot assure you that the success of Xinjiang Daqo will have an attendant positive effect on the price of the ADSs.

Xinjiang Daqo’s status as a publicly traded company that is controlled, but less than wholly owned, by our company could have an adverse effect on us.

Actions being taken in connection with the STAR Listing, including placement of shares by Xinjiang Daqo, our principal operating subsidiary, to certain shareholders, have resulted in the decrease of our shareholding in Xinjiang Daqo. This minority interest in Xinjiang Daqo increases subsequent to the completion of the STAR Listing, and the interests of Xijiang Daqo of these minority shareholders may diverge from the interests of our company and our other subsidiaries in the future. We may face conflicts of interest in managing, financing or engaging in transactions with Xinjiang Daqo, or allocating business opportunities between our subsidiaries.

Our company retains majority ownership of Xinjiang Daqo after the STAR Listing, but Xinjiang Daqo will be managed by a separate board of directors and officers, and those directors and officers will owe fiduciary duties to the various stakeholders of Xinjiang Daqo, including shareholders other than our wholly-owned subsidiary. In the operation of Xinjiang Daqo’s business, there may be situations that arise whereby the directors and officers of Xinjiang Daqo, in the exercise of their fiduciary duties, take actions that may be contrary to the best interests of our company.

In July 2020, in order to comply with the PRC law, some of our senior management resigned from our company, while continuing to carry out their respective responsibilities at Xinjiang Daqo. In addition, after the STAR Listing process, there might be additional requirements of the PRC law, including demands from the China Securities Regulatory Commission, or CSRC, the Shanghai Stock Exchange or other relevant authorities, that might have a bearing on holders of our ordinary shares and ADSs.

In the future, Xinjiang Daqo may issue options, restricted shares and other forms of share-based compensation to its directors, officers and employees, which could dilute our ownership in Xinjiang Daqo. In addition, Xinjiang Daqo may engage in capital raising activities in the future that could further dilute our ownership interest in it. For example, Xinjiang Daqo announced plans to raise funds of approximately RMB11 billion through private offering of shares on the STAR Market for our 100,000 MT polysilicon expansion project in Baotou. This private offering is expected to be completed by the third quarter of 2022, depending on market conditions and the process of obtaining approval from the Shanghai Stock Exchange and the CSRC. Upon completion of this offering, we expect to hold 62.1% equity interest in Xinjiang Daqo based on the maximum number of shares that Xinjiang Daqo may issue in this private offering. While we cannot assure you than Xinjiang Daqo will be able to complete this private offering.

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

It is difficult to predict the effect of the STAR Listing on the ADSs.

The CSRC initially launched the STAR Market in June 2019 and trading on the Market began in July 2019. No assurance can be given regarding the effect of the STAR Listing on the market price of the ADSs. The market price of the ADSs may be volatile or may decline, for reasons other than the risk and uncertainties described above, as the result of investor negativity or uncertainty with respect to the impact of the completed STAR Listing.

Holders of our ordinary shares and ADSs may have limited opportunities to purchase Xinjiang Daqo’s shares although the STAR Listing has been completed. Investors may elect to invest in our business and operations by purchasing Xinjiang Daqo’s shares in the STAR Listing or on the STAR Market rather than purchasing the ADSs, and that reduction in demand could lead to a decrease in the market price for the ADSs.

We face risks and uncertainties in expanding our business through alliances, joint ventures or acquisitions.

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

If we are unable to operate effectively or if operational disruptions occur, our business, results of operations and financial condition could be adversely affected.

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facilities for a significant period of time. Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production, could reduce our production capacity for a significant period of time and could have negative effect on our customer relationships. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, in October 2016, we conducted annual maintenance and several technology improvement projects in our Xinjiang polysilicon facilities, and concurrently completed interconnections between our new and existing facilities in Xinjiang. In late September and early October of 2017, we conducted annual maintenance for our Xinjiang polysilicon facilities. In September 2018, we conducted annual maintenance for our Xinjiang polysilicon facilities, connected our newly constructed Phase 3B facility to our existing facilities, and upgraded various manufacturing equipment. In the second quarter of 2019, we completed annual maintenance of our Xinjiang polysilicon facilities. In the third quarter of 2020, we completed annual maintenance of our Xinjiang polysilicon facilities. In the third quarter of 2021, we completed annual maintenance of our Xinjiang polysilicon facilities. The annual maintenance, construction, installation of new equipment and interconnection of facilities affected our polysilicon production for two to three weeks. These abovementioned shutdowns have reduced and may further reduce the volume and increase the cost of polysilicon we produce. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, and interruptions in electricity supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

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

Our business could be adversely affected by the effects of swine flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, Ebola, Zaika, COVID-19 or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. For examples, in 2006, 2007 and 2008, there were reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In 2009, an outbreak of swine flu occurred in Mexico and the United States and human cases of swine flu were discovered in China and Hong Kong. In 2013 and recent years, there were reports of occurrences of avian flu in various parts of China, including a number of confirmed human cases and deaths. See also “—Our business and operations may be materially and adversely affected by the outbreak of the novel coronavirus (COVID-19)” for more information on the outbreak of COVID-19. Any prolonged occurrence or recurrence of these epidemics or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. These could include our ability to deliver our products within or outside of China, as well as temporary closure of our manufacturing facilities, or our suppliers’ or customers’ facilities, delay in the supply of raw materials from our suppliers, and delayed or cancelled orders from our customers. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations.

Our business and operations may continue to be materially and adversely affected by the outbreak of COVID-19.

Any outbreak of health epidemics or other outbreaks of diseases in the PRC or elsewhere in the world may materially and adversely affect the global economy, our markets and our business. There has been an outbreak of respiratory illness caused by a novel strain of coronavirus (COVID-19) in China and around the world over the past few years. COVID-19 is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the coronavirus a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern that the organization had declared on January 30, 2020. In response to this pandemic, China, the United States and many other countries and jurisdictions have taken additional, restrictive measures to prevent the virus’ spread, such as quarantines, travel restrictions and home office policies. The outbreak of this virus has caused wide-ranging business disruptions and traffic restrictions in China, particularly in early 2020, and has continued to seriously impact many other parts of the world, including the United States and Europe, and the pandemic’s adverse impact on business activities, travels and overall GDP in the world has been unprecedented and is expected to continue in the foreseeable future. Despite the recovery from the epidemic in China since the second quarter of 2020, there has been resurgences in China from time to time, particularly in winter and spring. If this outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel, and reduced workforce. In addition, the stock markets around the world have experienced extreme volatility, in reaction to the COVID-19 outbreak and governments’ responses to it. There is uncertainty around the duration of the virus’ outbreak or its adverse effects on business activities in general. Furthermore, certain variants have proven to be more severe or infectious, especially the pandemic’s recent emergence of the Delta and Omicron variants, which have resulted in an increase in cases globally. These or future variants of COVID-19 could also prove to be more resistant to vaccines. While China, the U.S. and many other countries have been administering COVID-19 vaccines, it remains unclear whether the challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including the world-wide spread of COVID-19, the relevant governments’ actions to contain COVID-19 or treat its impact, among others, and the distribution and efficacy of vaccines. Overall, any prolonged occurrence or recurrence of the health epidemics, particularly the current pandemic COVID-19, or other adverse public health developments in China or any other markets in which we do business may have a material adverse effect on our business and results of operations. These could include our ability to deliver our products within or outside of China in a timely manner, mandatory quarantines of our employees, temporary closure of our manufacturing facilities or our customers’ and suppliers’ facilities, delay in supply of raw materials from our suppliers, and delayed or cancelled orders from our customers. Any severe travel or shipment restrictions, closures and other preventive and risk control measures taken by the Chinese government and other government authorities could severely disrupt our operations and adversely affect our cash flows, business and results of operations.

Existing laws and regulations and changes to these laws and regulations may present technical, regulatory, economic and trade barriers to the purchase and use of photovoltaic products, which may significantly reduce demand for our products, and negatively affect polysilicon prices; restrictions on our ability to import or U.S. certain controlled U.S. technologies could also negatively affect us.

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

The U.S. President signed the Uyghur Forced Labor Prevention Act, or the UFLP Act, into law in December 2021. The UFLP Act prohibits all goods manufactured wholly or in part in Xinjiang from entering the United States unless U.S. Customs and Border Protection, or CBP, determines that the goods have not been manufactured by forced labor. The UFLP Act relies on Section 307 of the U.S. Tariff Act of 1930, as amended, or Section 307, which prohibits U.S. importation of goods that are produced or manufactured, wholly or in part, in any non-U.S. country by forced or indentured labor. In effect, for products manufactured in whole or in part in Xinjiang, the UFLP Act has switched the operation of Section 307 (under which CBP previously issued a withhold release order, or WRO, when it determined there was an indication that the goods were produced with forced labor), to a prohibition on all such imports unless CBP determines by clear and convincing evidence that they were not produced with forced labor. In addition, the UFLP Act requires companies to take significant affirmative steps to determine whether their supply chain links to Xinjiang and to prepare to reassure regulators that such links are not affected by forced labor.

Our polysilicon manufacturing facilities are located in Xinjiang to be close to sources of raw materials and energy for polysilicon production. We do not tolerate any use of forced labor whether in our own manufacturing facilities or throughout our supply chain. However, we cannot assure you that the relevant U.S. authorities will not decide that forced labor exists in our supply chain or in the manufacturing of our polysilicon and, pursuant to the ULFP Act and Section 307, they may prohibit U.S. imports of products (including those of our customers) containing our polysilicon. Although we typically do not sell our polysilicon to the U.S. market directly and our customers typically serve the global solar market, some of our major customers likely sell their products containing our polysilicon to the U.S. market. These products are likely to be prohibited from export to the United States and producers of products that use our products as raw materials will also likely be unable to export to the United States, which may reduce the demand for our products. Furthermore, since the UFLP Act has been enacted, given the difficulty in proving no use of forced labor throughout the supply chain, the demand for our products will likely decrease. Any of these types of regulatory or legislative developments could adversely affect our business, financial condition and results of operations.

In addition to the actions taken or being considered by the U.S. government discussed above, there is a growing concern in the European Union, Japan and certain other countries regarding the alleged used of forced labor in Xinjiang. If any new legislation or regulatory action with respect to these issues were to be enacted in those regions that impose additional restrictions or requirements on importation of goods that are produced or manufactured, wholly or in part, in Xinjiang, our business in these regions could be adversely affected.

In June 2021, our subsidiary Xinjiang Daqo was included in the entity list by the Bureau of Industry and Security of the U.S. Department of Commerce, or the Entity List. This designation limits Xinjiang Daqo’s ability to obtain certain commodities, software and technologies subject to the U.S. Department of Commerce’s Export Control Regulations, or the EAR. Although we do not currently use or otherwise rely on any items covered by the EAR, this designation could, nevertheless, subject us to negative publicity, which could cause certain business counterparties, particularly those in the United States, from dealing with us. Furthermore, the EAR are subject to change from time to time, and future changes could negatively affect us.

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

Substantially all of our production, storage, administrative, and research and development facilities are currently located in Shihezi City, Xinjiang, China, which may expose us to risks of damages or disruptions at these facilities as well as risks of dealing with sanctioned persons.

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

Our operations in Xinjiang may also expose us to risks of dealing with sanctioned persons. On July 31, 2020, the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, added Xinjiang Production and Construction Corps, or XPCC, to OFAC’s Specially Designated Nationals and Blocked Persons List, or the SDN List, on the basis of XPCC’s alleged involvement in human rights abuses. Under OFAC’s so-called “50% rule,” any entity that is in the aggregate owned, directly or indirectly, by an entity on the SDN list is also subject to the OFAC sanctions applicable to the entity named on the SDN List, even if it is not included on that list. XPCC owns a number of companies in Xinjiang and elsewhere in China. We cannot assure you that none of our suppliers of public utilities or other products or services or other business partners will, due to their relationships with XPCC, be deemed as sanctioned persons by the U.S. or other governments. There is no assurance that we would be able to cease dealing with these types of suppliers, even if they were to be deemed to be sanctioned persons. If we are deemed to have significant dealings with one or more such sanctioned persons, U.S. entities (including financial institutions) and others may decide not to provide services to us, purchase or own our securities, or otherwise deal with us, which could negatively affect our business operations and access to capital markets. These types of issues may also subject us to negative publicity, which could distract our management’s attention and adversely affect investors’ perception of our company. Our ADS prices may also be adversely affected by these issues, and the holders of our ADSs and ordinary shares might be unable to sell, or receive distributions with respect to, the ADSs or our ordinary shares.

Failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. Contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. In addition, we currently hold 180 patents and have 55 pending patent applications in China covering various aspects of the polysilicon and wafer manufacturing process. However, we cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. Failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe on or misappropriate our proprietary technologies or other intellectual property and proprietary rights and use them to compete against us, which could have a material adverse effect on our business, financial condition or operating results.

Policing unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of China and certain other countries are uncertain or do not protect intellectual property rights to the same extent as the laws and enforcement procedures of the United States do. See “— Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us” below. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We rely on network and information systems and other technologies for our business activities, and certain events, such as computer hackings, viruses or other destructive or disruptive software or activities may disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

Network and information systems and other technologies are important to our business activities and operations. Network and information systems related events, such as computer hackings, cyber threats, security breaches, viruses, or other destructive or disruptive software, process breakdowns or malicious or other activities could result in a disruption of our services and operations or improper disclosure of personal data or confidential information, which could damage our reputation and require us to expend resources to remedy any such breaches. Moreover, the amount and scope of any insurance we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our businesses, and the occurrence of any such events or security breaches could have a material adverse effect on our business and results of operations. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on cloud servers. While we develop and maintain systems seeking to prevent security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite these efforts, there can be no assurance that disruptions and security breaches will not occur. Moreover, we may provide certain confidential or proprietary information to third parties in connection with our businesses, and while we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised. The occurrence of any of such network or information systems-related events or security breaches could have a material adverse effect on our business, financial condition and results of operations.

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

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Guangfu Xu, our chairman, and Mr. Longgen Zhang, our chief executive officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees join a competitor or form a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “— Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us” below.

Certain of our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of February 28, 2022, Messrs. Guangfu Xu, Xiang Xu and Dafeng Shi, our directors that are affiliated with Daqo Group, beneficially owned a total of 84,036,615 or 22.1% of our ordinary shares, including shares that they have the right to acquire within 60 days. As a result of their high level of shareholding, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. These shareholders’ interests as beneficial owners of Daqo Group may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, these shareholders may take actions not in the best interest of us and our other shareholders.

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

Various Chinese governmental authorities have provided tax incentives to our subsidiaries in China. These incentives include income tax exemption or reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law (“EIT Law”), the statutory enterprise income tax rate is 25%. However, pursuant to the Notice on Continuation of the Enterprise Income Tax Policies for Enterprises of Encouraged Industries in Western China (Circular [2020] No. 23) issued by the State Taxation Administration, the NDRC and the Ministry of Finance on April 23, 2020, enterprises that are set up in Western China, whose principal businesses are included in the Catalogue of Encouraged Industries in Western China (NDRC Circular No.15) and whose revenue from main operations for the year accounts for over 60% of total revenue, are entitled to a preferential enterprise income tax rate of 15% from January 1, 2021 to December 31, 2030. This preferential tax treatment is applicable to our subsidiary Xinjiang Daqo. Any increase in the enterprise income tax rate applicable to our Chinese subsidiaries or discontinuation or reduction of any of the preferential tax treatment or financial incentives currently enjoyed by our subsidiaries in China could adversely affect our business, operating results and financial condition.

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

We adopted our 2009 share incentive plan, or the 2009 Plan, our 2014 share incentive plan, or the 2014 Plan, and our 2018 share incentive plan, or the 2018 Plan, in August 2009, December 2014 and April 2018, respectively, that permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2009 Plan, the 2014 Plan and the 2018 Plan, we may issue awards to purchase up to 15,000,000, 21,000,000 and 38,600,000 ordinary shares of our company, respectively. As of February 28, 2022, excluding expired or cancelled options, we had granted options to purchase a total of 19,001,425 of our ordinary shares and 54,993,850 restricted share units of our company under these plans. In addition, we modified the exercise prices for certain outstanding options in January 2012, April 2013, January 2015 and September 2015 in order to provide additional incentives to our employees and directors pursuant to an express authorization under our share incentive plan, allowing our Board of Directors to approve a downward adjustment of the option exercise prices without our shareholders’ approval. As a result of these option grants, option re-pricings and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account compensation costs for all stock awards using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated with incentive shares or options.

Risks Related to Doing Business in China

Uncertainties in the global economy and the slowdown of the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven, including the escalation of the European sovereign debt crisis since 2011, the impact of COVID-19, the impact of the recent Russia-Ukraine crisis and the related sanctions and other conflicts between Russia and Western countries, and the slowdown of the Chinese economy in the recent years. It is unclear whether the Chinese economy will continue slowing down. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East, especially the tensions between the U.S. and Iran, which have resulted in volatility in oil and other markets, as well as the economic effect of the territorial disputes involving China in Asia and the tensions in the relationship between China and Japan. Although the U.S. and China have reached a phase-one deal in January 2020, the trade conflicts between China and the U.S. have, and may continue to, put pressure on China’s economic growth, particularly our downstream customers’ export to the U.S. Economic conditions in China are sensitive to global economic conditions.

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

Changes in United States and China relations and related regulations may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares and/or our ADSs.

Political tensions between the United States and China have escalated. The U.S. government has taken a range of action relating to U.S-China relations, including imposing several rounds of tariffs affecting certain products manufactured in China, imposing sanctions, export controls and investment restrictions against Chinese companies, imposing sanctions on certain officials of the PRC and Hong Kong governments, enacting legislation such as the UFLP Act and the HFCA Act, and implementing enhanced reviews of companies with significant China-based operations. Partially in response to these actions, the PRC government has also taken a number of steps affecting U.S.-China relations, including the issuance of the Unreliable Entity List in 2019 and the enactment of the Anti-Foreign Sanctions Law in 2021. Economic conditions in China are sensitive to global economic conditions. Rising political tensions between China and the U.S. could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may also restrict our ability to do business with entities both within and outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. In addition, new legislation, executive orders, tariffs, laws or regulations may be adopted that negatively affect companies with significant connections to the U.S. or to China, our industry or on us. Any unfavorable government policies on cross-border relations or international trade, including increased scrutiny on companies with significant China-based operations may affect the competitive position of our products, the hiring of research and development personnel, our ability to sell our polysilicon products in the U.S. and possible certain other markets, the demand for our polysilicon products or the products of companies that use our products as raw materials, our ability to raise capital, and the market price of our ADSs..

The SEC has issued statements focused on companies with significant China-based operations, such as us. For example, on July 30, 2021, SEC Chairman Gary Gensler , issued a Statement on Investor Protection Related to Recent Developments in China, in which he reported that he has directed the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. Consistent with that directive, on December 20, 2021, the SEC posted an illustrative letter containing sample comments to companies with the majority of their operations in the PRC or Hong Kong. The statement and sample comment letter also addressed risks inherent in companies with a variable interest entity, or a VIE, structure, which are used by some companies in China that operate in sectors that are subject to foreign ownership limitations. We do not have a VIE structure and are not in an industry that is subject to foreign ownership limitations. Further, we believe that we have full and complete disclosures relating to our operations in China, including applicable risks. However, our periodic reports and other filings with the SEC may be subject to enhanced review by the SEC, and this additional scrutiny could affect our ability to effectively raise capital in the United States.

In response to the SEC’s July 30 statement, the CSRC announced on August 1, 2021, that the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures.” There is no assurance that the tension between the two nations will ease soon.

If any new legislation, executive orders, tariffs, laws and/or regulations are implemented, if existing trade agreements are renegotiated or if the U.S. or Chinese governments take retaliatory actions due to the U.S.-China tension, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the market price of our ADSs.

We are subject to many of the economic and political risks associated with emerging markets due to our operations in China. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any prolonged slowdown in the Chinese economy may reduce the demand for our services. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us, and by government policies or guidance aimed at curtailing the perceived over-capacity of certain industry sectors, such as polysilicon, steel, concrete and wind power equipment. See “Item 4. Information on the Company—B. Business Overview—Regulation—Renewable Energy Law and Other Government Directives.” The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our products and materially and adversely affect our operating results and financial condition.

Uncertainties in China’s legal system, including the interpretation and enforcement of PRC laws and regulations, could limit the legal protection available to you and us.

It is especially difficult for us to accurately predict the potential impact to us of new legal requirements in China because the Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation and rule-making over the past five decades has been to significantly increase the protections afforded to various forms of foreign or private-sector investment in China. Our Chinese operating subsidiary, Xinjiang Daqo, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various PRC laws and regulations generally applicable to companies in China. Our business is also subject to various industry policies, safety and environmental laws and regulations that affect our operations and production facility expansion plans, including those related to investment, project construction, building, zoning, fire prevention and work safety. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. In addition, due to the inconsistent regulatory enforcements in China, local Chinese governmental authorities have significant discretion in interpreting and implementing rules and regulations, and there is no assurance that the central government authorities will always agree with the interpretations and implementations of the local governmental authorities. Furthermore, rules and regulations in China can change quickly with little advance notice. Recently, Chinese regulators have announced regulatory actions aimed at providing the Chinese government with greater oversight over certain sectors of China’s economy, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in China. Although the solar power industry does not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital. Currently, we possess all material local governmental approvals relating to our operations and production capacity expansion plans. However, if a central government agency requires us to obtain its approval and if we fail to obtain such approval in a timely manner, or at all, we may be subject to the imposition of fines against us, or the suspension or cessation of our production capacity expansion plans. See “Item 4. Information on the Company—B. Business Overview—Regulation—Renewable Energy Law and Other Government Directives.” It may be more difficult to evaluate the outcome of any regulatory or legal proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to continue our operations or planned capacity expansions, which, as a result, could materially and adversely affect our business and operations.

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.

As substantially all of our business is conducted in China, we are exposed to legal and other risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business, and may exert substantial intervention and influence over the manner our operations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes would have any material impact on us, we cannot guarantee that the authorities will agree with us or will not promulgate new regulations that restrict our business operations or access to capital.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

With the trend of strengthening anti-monopoly supervision around the world, the PRC government has issued a series of anti-monopoly laws and regulations in 2021, paying more attention to corporate compliance. On February 7, 2021, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guidelines for Anti-monopoly in the field of Platform Economy. On November 15, 2021, the State Administration for Market Regulation of the PRC promulgated the Guidelines for the Overseas Anti-monopoly Compliance of Enterprises. We believe that these regulations have little impact on us, but we cannot guarantee that regulators will agree with us or that these regulations will not affect our business operations in the future.

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. On July 30, 2021, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. This regulation require, among others, certain competent authorities to identify critical information infrastructures. If any critical information infrastructure is identified, the relevant authorities shall promptly notify the relevant operator and the Ministry of Public Security. The CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. We believe that these regulations are not applicable to us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulation. However, we cannot guarantee that the regulators will agree with us. As of the date hereof, we have not been involved in any investigations on cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, as these are new regulations, there remains uncertainties as to how they will be interpreted or implemented in the context of an overseas offering.

We may be subject to PRC laws relating to the collection, use, sharing, retention security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our wholly foreign-owned enterprises in China, and other parties with which we have commercial relations. For example, on September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. In addition, the Standing Committee of PRC National People’s Congress promulgated the PIPL on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. As of the date hereof, we have not been involved in any investigations on data security or privacy compliance issues in connection with the PRC Data Security Law or the PIPL, and we have not received any inquiry, notice, warning, or sanctions in such respect. In addition, we do not expect to have significant data security or privacy issues given that the nature of our business does not involving collecting and use of vast personal data. However, we cannot guarantee that the regulators will agree with us or will not in the future adopt new regulations that restrict our business operations.

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and listing on a U.S. or other foreign exchanges. PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

Future equity offerings of our subsidiary, Xinjiang Daqo, in China’s A-share market may be subject to approval of the Shanghai Stock Exchange, CSRC and other regulatory agencies in China, which could impose uncertainty on our capital raising activities.

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”) require an overseas special purpose vehicle that is controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits, and fines on the controlling shareholder as well as other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comments only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements.

Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all. If it is determined that CSRC approval is required for any of our securities offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for our offerings. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from our offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of our ADSs.

Chinese regulations relating to offshore investment activities by Chinese residents may increase the administrative burden we face and may subject our Chinese resident beneficial owners or employees to personal liabilities, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our Chinese subsidiaries, or may otherwise expose us to liability under PRC laws.

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

We may rely on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.

As a holding company, we may rely on dividends and other distributions on equity paid by our Chinese subsidiaries for our cash requirements, including funds necessary to service any debt we may incur. If our Chinese subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our Chinese subsidiaries only out of their retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries are required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiary to pay dividends to us could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. See “—Risks Related to Our Business—The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a Chinese withholding tax upon the dividends payable by us and Chinese tax on gains realized upon the sale or other disposition of our ADSs if we are classified as a Chinese ‘resident enterprise’.”

Fluctuations in exchange rates could result in foreign currency exchange losses.

The conversion of RMB into foreign currencies is based on rates set by the People’s Bank of China. The value of RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of RMB to the U.S. dollar, and RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and the U.S. dollar remained within a narrow band. Since June 2010, RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The PBOC further enlarged the floating band of RMB against the U.S. dollar in March 2014 and announced its intention to improve the central parity quotation system of RMB against the U.S. dollar. Effective from October 1, 2016, RMB has been included in the International Monetary Fund’s basket of special drawing rights. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between RMB and the U.S. dollar in the future. We cannot assure you that RMB will not appreciate or depreciate significantly in value against foreign currencies in the future.

The financial records of our PRC subsidiaries are maintained in RMB, which is their functional currency. We are therefore exposed to fluctuations in the exchange rate between the U.S. dollar and RMB. We do not currently hedge, and have not historically hedged, our operational exposure to this foreign currency fluctuation. Our consolidated financial results are presented in U.S. dollars, and therefore, during times of a strengthening U.S. dollar versus RMB, our reported revenue and earnings that are denominated in RMB will be reduced because RMB will translate into fewer U.S. dollars. In addition, assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated at average rate of exchange prevailing during the periods presented. Translation adjustments arising from the use of differing exchange rates from period to period are recorded as cumulative translation adjustments and are shown as a separate component of other comprehensive income in our statement of changes in equity and comprehensive income. Accordingly, changes in currency exchange rates will cause our revenues, expenses, gains and losses, shareholders’ equity, and comprehensive income to fluctuate, and such fluctuations may have an adverse effect on our financial condition and results of operations.

Furthermore, any significant depreciation of RMB against the U.S. dollar may have a material adverse effect on the value of, and any dividends payable on, our ADSs and ordinary shares. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, depreciation of RMB against the U.S. dollar would reduce the U.S. dollar amount available to us. On the other hand, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against the U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. In addition, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars. Fluctuation in the value of RMB in either direction could have a material adverse effect on the value of our company and the value of your investment.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. In connection with the audit of our internal controls over financial reporting as of and for the year ended December 31, 2011, we and our independent registered public accounting firm identified three “material weaknesses” including (i) our lack of accounting resources and expertise necessary to comply with U.S. GAAP and the Securities and Exchange Commission, or the SEC, financial reporting and disclosure requirements, (ii) our lack of sufficient resources to perform thorough reviews of consolidated financial statements and related footnote disclosures during the period-end financial reporting and disclosure process, and (iii) our lack of sufficient processes, documentation and approval of related party transactions with affiliates. In 2012, we made enhancements to our internal controls over financial reporting. Based on these actions taken and our testing and evaluation of the effectiveness of our internal controls, we have concluded the material weaknesses no longer existed as of December 31, 2013 to 2021. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting for the years ended December 31, 2012 and 2013. As of December 31, 2021, our management concluded that our internal control over financial reporting was effective. For the years ended December 31, 2014 through 2021, our independent registered public accounting firm performed an audit of our internal control over financial reporting.

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

If the PCAOB is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.

The HFCA Act was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with those we are to file in 2022), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the NYSE, or in the over-the-counter trading market in the U.S. The process for implementing trading prohibitions pursuant to the HFCA Acts will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction. The first such list was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release, and our auditor was included on that list. The SEC will review annual reports filed with it in 2022 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC. If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue an order that will implement the trading prohibitions described above.

Unless we are able to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, we would expect that a trading prohibition for our ADSs could be issued shortly after the filing of our annual report on Form 20-F for 2023, which would be due on April 30, 2024. Given that all PCAOB-registered firms in China were included on the list in the PCAOB December 2021 Release, our ability to retain an auditor subject to PCAOB inspection and investigation will depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. The PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges. However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation. Accordingly, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

In June 2021, the United States Senate passed a bill that would amend the HFCA Act to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years, and a companion bill was introduced in the U.S. House of Representatives on December 14, 2021. If this bill amending the HFCA Act is approved by both houses of Congress and signed by the President, our securities could be subject to a trading prohibition following our filing of our annual report on Form 20-F for 2022, which will be due on May 1, 2023.

If our ADSs are subject to a trading prohibition under the HFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, if we are able to maintain a listing or our ordinary shares on the Stock Exchange of Hong Kong or another non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements will apply beginning with annual reports on Form 20-F to be filed in 2023 for Commission Identified Issuers named in the prior year. Because our auditor was included in the list in the PCAOB December 2021 Release, we expect to have to comply with these disclosure requirements in our annual report on Form 20-F for 2022 to be filed in 2023. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter.

In addition to the issues under the HFCA discussed above, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs and ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms in China, including our independent PCAOB-registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain other PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the initial administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit US-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be affected. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to our delisting from the New York Stock Exchange, deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

In the event that the SEC restarts the administrative proceedings described above, depending upon the final outcome, listed companies in the United States with major China-based operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

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

The closing trading prices of our ADSs ranged from $37.59 to $124.13 in 2021, and may remain volatile in the future and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed their securities on U.S. stock exchanges. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

We may issue additional equity or equity-linked securities for a number of reasons, including to finance our operations and business strategy (including in connection with business expansion or other transactions), or for other reasons. Any future issuances of equity or equity-linked securities could substantially dilute your interests and may materially and adversely affect the price of our ordinary shares or ADSs. We cannot predict the timing or size of any future issuances or sales of equity or equity-linked securities, or the effect, if any, that such issuances or sales may have on the market price of our ordinary shares or ADSs. Market conditions could also require us to accept less favorable terms for the issuance of those securities in the future.

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

The Cayman Islands courts are also unlikely:

●	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and
●	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

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

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, we are not required to have a compensation committee and corporate governance and nominating committee composed entirely of independent directors and we are not required to hold annual general meetings. See “Item 16G. Corporate governance.” Since we have chosen to follow certain home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could subject U.S. investors in our ADSs or ordinary shares to adverse tax consequences.

A non-United States corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the average value of its assets is attributable to assets (generally determined on the basis of a quarterly average) that produce or are held for the production of passive income. Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not anticipate becoming a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for our current taxable year or the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation—United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations” for more information.

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

ITEM 4.INFORMATION ON THE COMPANY

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

On October 7, 2010, we listed our ADSs, each representing five ordinary shares of Daqo New Energy Corp., on the NYSE under the symbol “DQ” in connection with an initial public offering. We issued a total of 9,200,000 ADSs at $9.50 per ADS in connection with our initial public offering.

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

In January 2015, our Board of Directors approved our Phase 3A expansion project. We completed the construction and installation of Phase 3A at the end of 2016 and achieved full production capacity of 18,000 MT per annum in the first quarter of 2017. In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and begin pilot production and ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We expect to ramp it up to its full capacity of 35,000 MT and increase our total annual production capacity to 105,000 MT by the end of the first quarter of 2022. In December 2021, we entered into a strategic cooperation framework agreement with Baotou City to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT and for the semiconductor industry with a total annual capacity of 21,000 MT, silicon metal projects with a total annual capacity of 300,000 MT and silicone projects with a total annual capacity of 200,000 MT in Baotou. These projects will be conducted in several phases. The first phase, consisting of 100,000 MT polysilicon for the solar industry and a 1,000 MT polysilicon project for the semiconductor industry, will start construction in March 2022 and is expected to be completed in the third quarter of 2023. The plan and timetable for the following phases will be determined later according to market conditions.

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

In November 2019, Xinjiang Daqo Lvchuang was incorporated, which is 70% owned by Xinjiang Daqo and 30% owned by a third party company. The subsidiary primarily focuses on the recycling and sales of polysilicon by-product, which was in the start-up stage as of December 31, 2021.

In March 2020, Daqo New Energy (Hong Kong) Co., Limited, our wholly owned subsidiary, was incorporated in the Hong Kong Special Administrative Region, China. The subsidiary primarily focuses on development of business and investment for us.

In June 2020, we announced our strategic plan to complete a listing of shares of our principal operating subsidiary, Xinjiang Daqo, on the Shanghai Stock Exchange’s Sci-Tech innovation board, known as the STAR Market. STAR Market listing requires Xinjiang Daqo to have multiple shareholders. As a result, we sold 4.4% of Xinjiang Daqo’s shares at the aggregate consideration of RMB199.05 million to Mr. Guangfu Xu, Mr. Xiang Xu, Mr. Dafeng Shi and Mr. Longgen Zhang, respectively. Following the transaction, we beneficially owned 95.6% of equity interest in Xinjiang Daqo. In July 2021, Xinjiang Daqo completed its initial public offering and listing on the STAR Market and raised net proceeds of approximate RMB6.07 billion in this offering. As of the date of this annual report, we beneficially own 80.7% of equity interest in Xinjiang Daqo.

On November 17, 2020, we effected a change of the ADS-to-ordinary-share ratio from one (1) ADS representing twenty-five (25) ordinary shares to one (1) ADS representing five (5) ordinary shares.

In February 2022, Xinjiang Daqo applied with the Shanghai Stock Exchange to conduct a private offering to qualified institutional investors, intending to raise up to RMB11 billion from this private offering for our 100,000 metric tons of polysilicon expansion project in Baotou, Inner Mongolia, China, and to supplement our working capital.

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

We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at our facilities. In 2021, over 99% of our polysilicon was sold to mono-wafer applications which require higher quality as compared to multi-wafer applications. We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2021, our major polysilicon customers included operating entities of Longi, JA Solar and Shangji Automation.

Quarterly sales volume for polysilicon in 2021:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	FY 2021
Sales Volume
Polysilicon (MT)	21,471	21,060	21,183	11,642	75,356

Our Products

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs. Our annual capacity for polysilicon production increased from 35,000 MT to 70,000 MT in December 2019 and expect to increase our total production capacity to 105,000 MT by the end of the first quarter of 2022. Our actual production volume of polysilicon in 2020 and 2021 was 77,288 MT and 86,587 MT, respectively. We are one of the best quality polysilicon makers in China. In 2021, over 99% of our polysilicon was sold to mono-wafer applications which require higher quality as compared to multi-wafer applications.

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

Approximate
	Annual		Commercial	Fully
	Production	Construction	Construction	Ramped-up
	Capacity	Period	Period	Production
Phase 2A facilities	5,000 MT	Second quarter of 2011 – September 2012	First quarter of 2013 – Present	March 2013
Capacity enhancement of Phase 2A facilities	1,150 MT	July 2013 – January 2014	January 2014 – Present	First quarter of 2014
Phase 2B facilities	6,000 MT	April 2014 – June 2015	July 2015 – Present	Third quarter of 2015
Phase 3A facilities	5,850 MT	July 2015 – December 2016	First quarter of 2017 – Present	First quarter of 2017
Phase 3B facilities	12,000 MT	January 2018 – October 2018	December 2018 – Present	December 2018
Debottlenecking project of Phase 3B facilities	5,000 MT	April 2019 - June 2019	June 2019 - Present	Second quarter of 2019
Phase 4A facilities	35,000 MT	May 2018 – September 2019	September 2019 – Present	December 2019
Phase 4B facilities	35,000 MT	March – December 2021	December 2021 – Present	Expected by the end of March 2022

We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT in June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and began pilot production in September 2019. We reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from low cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We expect to ramp it up to its full capacity of 35,000 MT and increase our total annual production capacity to 105,000 MT by the end of the first quarter of 2022. In December 2021, we entered into a strategic cooperation framework agreement with Baotou City to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT and for the semiconductor industry with a total annual capacity of 21,000 MT, silicon metal projects with a total annual capacity of 300,000 MT and silicone projects with a total annual capacity of 200,000 MT in Baotou. Our capacity expansion plan and technology improvement plan are preliminary and subject to risks and uncertainties that may be out of our control. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.”

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

Customers and Sales

We currently sell polysilicon to China-based photovoltaic product manufacturers. As of December 31, 2021, our major polysilicon customers included operating entities of Longi, JA Solar and Shangji Automations.

We sell a substantial portion of our polysilicon to a limited number of customers. Our top three customers in aggregate accounted for 81.6%, 83.4% and 61.4% of our continuing operations’ total revenues in 2019, 2020 and 2021, respectively.

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

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. We have one of the leading research and development teams among polysilicon manufacturers in China. Our research and development team consists of 310 experienced researchers and engineers. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. In 2021, we completed 36 research and technology or process improvement projects to enhance our polysilicon manufacturing process, and successfully registered 72 patents with the State Intellectual Property Office of the PRC.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we hold 180 patents and have 55 additional pending patent applications covering different aspects of the polysilicon and wafer manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

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

In January 2006, the National Development and Reform Commission, or the NDRC issued two implementing rules relating to the Renewable Energy Law and the Price Law that, among other things, provide general policies regarding the pricing of on-grid power generated by solar and other renewable energy.

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

On September 16, 2013, the Ministry of Industry and Information Technology issued “Regulatory Requirements For the Solar PV Manufacturing Industry” and amended the Regulatory Requirements in March 2015, in January 2018 and in February 2021, respectively. The latest Regulatory Requirements require PV manufacturing enterprises and projects should comply with the national resource development and utilization, environmental protection, energy conservation management and other laws and regulations, comply with the national industrial policy and relevant industrial planning. The latest Regulatory Requirements also provide that PV enterprises must further strengthen technology innovation, improve product quality and reduce production costs.

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

On June 1, 2015, the National Energy Administration, Ministry of Industry and Information Technology, State Supervisory Commission of China issued "Opinions on Promoting the Application and Industrial Upgrade of Advanced Photovoltaic Technology Products," which accelerated the elimination of backward technologies and supported products with advanced technologies to expand their market shares.

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

On March 31, 2020, the NDRC issued the Circular on Matters Concerning the On-Grid Price Policies for Photovoltaic Power Generation, which became effective on June 1, 2020, providing the guide price and the subsidy criteria for the photovoltaic power in 2020.

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

On February 23, 2021, the Ministry of Industry and Information Technology issued “Regulatory Requirements for the Solar PV Manufacturing Industry.” The latest Regulatory Requirements require strict control of new PV manufacturing projects that solely expand production capacity and provide adjustments on industrial regulatory requirements of several PV projects and products in order to guide PV enterprises to further strengthen technology innovation, improve product quality and reduce production costs.

On May 31, 2021, the General Office of the National Development and Reform Commission and the General Department of the National Energy Administration issued the "Notice on Doing a Good Job in the Investment and Construction of New Energy Supporting Projects," emphasizing the impact of power supply projects on new energy.

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

Admission of Foreign Investment

On March 15, 2019, the Foreign Investment Law of the PRC was issued by the National People’s Representative Meeting and took effect on January 1, 2020, pursuant to which the foreign investments in industries outside the Negative List, or the Special Administrative Measures on the Access of Foreign Investment (Negative List) jointly issued by the NDRC and the Ministry of Commerce of the PRC with the latest version amended on December 27, 2021 and enforced on January 1, 2022, are able to enjoy national treatment.

The principal regulation governing foreign ownership of solar power businesses in the PRC is Catalogue of Industries for Encouraged Foreign Investment (2020 Edition). Under the Encouraged Catalogue 2020, effective from January 27, 2021, the solar power related business is classified as an “encouraged foreign investment industry.” Companies that operate in encouraged foreign investment industries and satisfy applicable statutory requirements are eligible for preferential treatment, including tariff exemption on imported equipment, lower corporate income tax for foreign invested enterprises in encouraged industries in the western region and priority consideration in obtaining land use rights.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE Circular 75, issued in October 2005, and a series of implementation rules and guidance, including the circular relating to operating procedures that came into effect in July 2011, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE No. Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Chinese regulations relating to offshore investment activities by Chinese residents may increase the administrative burden we face and may subject our Chinese resident beneficial owners or employees to personal liabilities, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our Chinese subsidiaries, or may otherwise expose us to liability under PRC laws.”

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

Notes:

(1)

As of the date of this annual report, individual owners of Daqo Group that are affiliated to us, including Messrs. Guangfu Xu, Xiang Xu and Dafeng Shi, beneficially hold equity interests in Daqo Cayman through four personal holding companies incorporated in the British Virgin Islands. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(2)	Indicates the respective shareholding percentage of the shareholders in Daqo Cayman.
(3)	Indicates jurisdiction of incorporation.
(4)	Indicates companies within the listing group.

D.Property, Plants and Equipment

We are headquartered in Shihezi, Xinjiang, China. Our Phase 2A, Phase 2B, Phase 3A, Phase 3B, Phase 4A and Phase 4B production facilities in Shihezi Xinjiang had approximately 416,633 square meters of office and manufacturing space in total as of December 31, 2021. As of the same date, we had been granted land use rights to approximately 1,396,643 square meters of land where our plants or offices are situated. These land use rights are usually valid for a period of fifty years, starting from the date of grant from the local government in Xinjiang.

We also own several buildings in Wanzhou, Chongqing, China, which had approximately 23,128 square meters of office and manufacturing space in total as of December 31, 2021. As of the same date, we had been granted land use rights to approximately 132,441 square meters of land where our plants or offices are situated. These land use rights are usually valid for a period of fifty years, starting from the date of grant from the local government in Chongqing.

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

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2019, 2020 and 2021 and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

ITEM 5A.OPERATING RESULTS

This annual report on Form 20-F contains forward-looking statements. These statements are made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "may," "intend," "it is possible" "subject to" and similar statements. Among other things, the sections titled "Item 3. Key Information-D. Risk Factors" "Item 4. Information on the Company," and "Item 5. Operating and Financial Review and Prospects," as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any forward-looking statement in this annual report on Form 20-F, including the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; our ability to lower our production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company's business and financial performance. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

Overview

We are a leading high-purity polysilicon manufacturer based in China with a nameplate annual production capacity of 105,000 MT. We believe our production cost for polysilicon is one of the lowest and our product quality is one of the best in China.

We strive to improve our polysilicon production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement, as well as equipment enhancement. As a result of these initiatives, we produced 4,524 MT polysilicon in 2011. In 2012, our polysilicon output was 3,349 MT(1), which was less than 2011 due to the suspension of the Phase 1 polysilicon facilities and less than normal output in our Xinjiang facilities during the pilot production period in the fourth quarter of 2012. In 2013, we produced 4,805 MT polysilicon which was all contributed by our Xinjiang facilities. We conducted a “debottlenecking” project for our Xinjiang facilities and successfully completed the project and started pilot production in December 2013. We fully realized capacity of 6,150 MT and lowered production costs to the level of $14 per kg in the first quarter of 2014. We fully ramped up our Phase 2B project to further increase the polysilicon production capacity in our Xinjiang facilities to 12,150 MT at the end of the third quarter of 2015. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. In 2015, we produced 9,771 MT polysilicon at an annual average production cost of $11.23/kg (including depreciation). In 2016, we produced 13,068 MT polysilicon at an annual average production cost of $9.38/kg (including depreciation). We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we have achieved full production capacity of 18,000 MT per annum. In 2017, we produced 20,200 MT polysilicon at an annually average production cost of US$8.84/kg (including depreciation). In 2018, we produced 23,351 MT polysilicon at an annually average production cost of US$8.71/kg (including depreciation). In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT expanded manufacturing capacity. We completed the Phase 4A project and began pilot production September 2019 and reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000 MT. In 2020, we produced 77,288 MT of polysilicon with an average production cost of $5.85/kg. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We expect to ramp it up to its full capacity of 35,000 MT and increase our total annual production capacity to 105,000 MT by the end of the first quarter of 2022.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2021, our major polysilicon customers included operating entities of Longi, JA Solar and Shangji Automation.

We expanded to the downstream photovoltaic manufacturing business by commencing commercial production of wafers in July 2011. In September 2018, we decided to discontinue our operations in Chongqing, including wafer manufacturing, which have since been recognized as our discontinued operations. By the end of 2020, Chongqing Daqo had completely ceased operations . Therefore, the discontinued operation had no impact on our consolidated financial statements for the year ended December 31, 2021.

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008. We produced 41,556 MT, 77,288 MT and 86,587MT of polysilicon and sold 38,109 MT(1), 74,812 MT and 75,356 MT in 2019, 2020 and 2021, respectively. We generated revenues from continuing operations of $350.0 million, $675.6 million and $1,678.8 million in 2019, 2020 and 2021, respectively. We had a gross profit for our continuing operations of $80.1 million, $234.0 million and $1,097.2 million in 2019, 2020 and 2021, respectively. Our gross margin for our continuing operations was 22.9%, 34.6% and 65.4% in 2019, 2020 and 2021, respectively. We achieved net income attributable to Daqo New Energy Corp. shareholders of $29.5 million, $129.2 million and $756.2 million in 2019, 2020 and 2021, respectively.

Note:

(1)       The polysilicon sales volume here only refers to the external sales. We had no internal sales to our in-house wafer facilities in 2019, 2020 and 2021; in September 2018, we discontinued our wafer manufacturing operation.

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

Demand for photovoltaic products

Our business and revenue growth are, in part, dependent on the demand for photovoltaic products. The photovoltaic industry remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Although demand for photovoltaic products has grown significantly in recent years, the global economic slowdown and turmoil in the global financial markets, especially the European sovereign debt crisis that unfolded in 2010, the impact of COVID-19, and the slowdown of the Chinese economy, have made solar energy less cost competitive and less attractive as an alternative source of energy.

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

Global solar PV installations in 2021 totaled approximately 160 GW, representing a 23% increase from 130 GW in 2020. The annual newly added solar PV installations in China were estimated to be approximately 53 GW in 2021, compared 48 GW in 2020 and 30 GW in China in 2019. However, China continued to rank as the largest solar PV market globally, with the United States, Japan and Germany ranking the top four globally in 2021. According to several solar PV market reports, we expect global solar installations in 2022 to be approximately 220 to 230 GW.

Product prices

The sales prices of our photovoltaic products are volatile and cannot always be predicted with certainty. Our sales prices declined from mid-2008 to the middle of 2010 due to industry-wide excess supply but stabilized in the third quarter of 2010 and increased marginally in the fourth quarter of 2010 due to end market demand. In 2011, our sales prices declined rapidly in the fourth quarter primarily due to excess supply in the market. The decline in sales prices continued throughout 2012. Our sales prices started to recover through 2013 due to improved demand and reduced inventory levels. The decline in the market price of polysilicon resulted in an approximately 7% decrease in the average selling price of our polysilicon from 2010 to 2011, a further 59.3% decrease from 2011 to 2012 and a further 23.3% decrease from 2012 to 2013. The market prices for polysilicon have improved significantly through 2013, albeit not sufficient to reverse the year-on-year average decrease. In 2014, the average selling prices for polysilicon fluctuated in the range approximately from $20/kg to $22/kg. In 2015, our quarterly average selling prices for polysilicon decreased by 23.4% from $18.09/kg in the first quarter to $13.86/kg in the fourth quarter of 2015. In 2016, our gross margin for our continuing operation was 39.7% primarily due to significant cost reduction in polysilicon. In 2017, our gross margin for our continuing operations was 44.6% primarily due to continuously significant cost reduction in polysilicon along with increasing of selling prices. In 2018, our gross margin from our continuing operations decreased to 32.5%, primarily due to lower selling prices impacted by the unfavorable solar policy announced by Chinese government on May 31, 2018. In 2019, our gross margin for our continuing operations was 22.9%, primarily due to lower selling prices impacted by delayed installations in China. In 2020, our gross margin for our continuing operations was 34.6%. The increase as compared to 2019 was primarily due to reduced production cost. In 2021, our gross margin for our continuing operations increased from 34.6% in 2020 to 65.4% in 2021, primarily due to higher ASPs.

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

Company’s quarterly polysilicon external sales volume and average selling prices (ASPs) from 2017 to 2021 (VAT excluded):

Product mix

The proportion of our revenues that are generated from the sales of other photovoltaic products, also referred to as product mix, affects our revenues and profitability. In addition to the revenues generated from sales of polysilicon, we also historically generated revenues from other products. We generated revenue from sales of modules for the first three quarters of 2012 before we sold 100% of our equity interests of Nanjing Daqo in September 2012. We also generated revenue from sales of wafers produced in our facilities in Chongqing from 2011 to 2018, when we decided to discontinue our wafer manufacturing business. Since our discontinuation of the wafer manufacturing business, we have focused on our core business of polysilicon manufacturing, which is the only segment to generate revenue.

Our production capacity and utilization

We focus on our core businesses and are committed to expanding our capacity and further improving our operation efficiency, cost structure and product quality by adopting new technologies and optimizing the manufacturing processes. In September 2012, we successfully completed our Xinjiang Phase 2A facilities. At the end of 2016, we completed the construction and installation of Phase 3A and commenced initial production in the first quarter of 2017. By the end of the second quarter of 2017, Phase 3A facilities reached full production capacity. In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and begin pilot production in September 2019 and reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000MT. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We expect to ramp it up to its full capacity of 35,000 MT and increase our total annual production capacity to 105,000 MT by the end of the first quarter of 2022. We also plan to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT and for the semiconductor industry with a total annual capacity of 21,000 MT, silicon metal projects with a total annual capacity of 300,000 MT and silicone projects with a total annual capacity of 200,000 MT in Baotou.

Our polysilicon production costs consist primarily of the costs of electricity and other utilities, raw materials, labor and depreciation. Currently electricity is the largest component of our polysilicon production costs. In our polysilicon manufacturing facilities in Xinjiang, because of the abundant coal resources, the local electricity rate is much lower than that in most areas in China. This cost advantage, along with our operational expertise, enables us to become one of the lowest cost producers around the globe. We have implemented additional measures to reduce our production costs through technology, process and equipment improvement. For example, in 2016, we continued our efforts to improve manufacturing efficiency and optimize production processes through several R&D and technology improvement projects in our Xinjiang polysilicon facilities. As a result of our continuous cost reduction efforts, we successfully reduced our annual average polysilicon production cost (including depreciation) by 5.8% from $9.38/kg in 2016 to $8.84/kg in 2017. We fully ramped up our Phase 3B facilities in December 2018 and further reduced our production cost to $7.94/kg in the fourth quarter of 2018. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from low cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. During 2020, we continued to successfully lower our production cost by scaling up our capacity and improving efficiency. During 2021, our production cost increased as compared to 2020, primarily due to increasing cost of raw materials. However, if the impact of higher raw material cost is excluded, we still achieved lower production cost, primarily due to our efforts in additional energy savings and improvement on manufacturing efficiency. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations.

Indicative polysilicon production cost breakdown in 2021:

Components of Results of Operations

Revenues

Our revenues are derived from the sale of polysilicon. We plan to continue to focus on our current polysilicon production business to further improve operation efficiency, cost structure and product quality. If we are successful in executing our expansion plans, we expect our polysilicon revenue to continue to grow.

We commenced polysilicon production in 2008. We produced 41,556 MT, 77,288 MT and 86,587 MT of polysilicon and sold 38,109 MT(1) ,74,812 MT(1) and 75,356 MT of polysilicon in 2019, 2020 and 2021, respectively. Our polysilicon selling prices are directly affected by global supply and demand conditions. In 2019, the annual average selling price decreased by 30.4% primarily due to significant increase in polysilicon supply capacities and weaker demand in China’s domestic market. In 2020, the annual average selling price deceased by 1.2% as compared to 2019. In 2021, the annual average selling price increased by 147.2% as compared to 2020. We generated revenues from continuing operations of $350.0 million, $675.6 million and $1,678.8 million in 2019, 2020 and 2021, respectively. We achieved net income attributable to our shareholders of $29.5 million, $129.2 million and $756.2 million in 2019, 2020 and 2021, respectively.

We have entered into framework agreements with some of our customers. These contracts typically contain binding terms related to the sales volume of our polysilicon during the contract term. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are placed. Such pricing determination method has caused, and is expected to continue to cause, fluctuations in our revenues and results of operations. In 2019, our top three customers, Longi, Jinko Solar and Meike Silicon Energy, accounted for approximately 53.5%, 24.1% and 4.0% of our revenues from continuing operations, respectively, and the three customers in aggregate accounted for approximately 81.6% of our revenues from continuing operations. In 2020, our top three customers, Longi, Jinko Solar and Shangji Automation, accounted for approximately 54.7%, 18.8% and 10.0% of our revenues from continuing operations, respectively, and the three customers in aggregate accounted for approximately 83.4% of our revenues from continuing operations. In 2021, our top three customers, Longi JA solar and Shangji Automation, accounted for approximately 31.7%, 16.0% and 13.7% of our revenues, respectively, and the three customers in aggregate accounted for approximately 61.4% of our revenues.

Note:

(1)       The polysilicon sales volume here only refers to the external sales. We had no internal sales to our in-house wafer facilities in 2019, 2020 and 2021; we discontinued our wafer manufacturing operation in September 2018.

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

Due to our capacity expansion, depreciation in absolute terms increased significantly prior to 2014. Depreciation in absolute terms decreased significantly in 2014, primarily as a result of our revision to the expected useful lives of fixed assets during the first quarter of 2014 and the deconsolidation of our former variable interest entity as of December 30, 2013. Along with the full ramp-up of Phase 2B polysilicon expansion project since August 2015, the depreciation in absolute terms increased significantly in 2015 and 2016 due to higher production volume. Depreciation in absolute terms continued to increase in 2017 and 2018 as we fully ramped up Phase 3A and 3B polysilicon expansion projects in the first quarter of 2017 and December 2018, respectively. Depreciation in absolute terms continued to increase in 2019 and 2020 as we were running Phase 3B project in full capacity throughout the year and fully ramped up Phase 4A project in December 2019. We began our Phase 4B project in March 2021 and complete the construction of the project in December 2021. We expect to ramp it up to its full capacity of 35,000 MT and increase our total production capacity to 105,000 MT by the end of the first quarter of 2022. Depreciation would resume its upward trend if we were to further expand our polysilicon production capacity or conduct technology improvement. We also expect that our total cost of revenues will increase as we increase our sales volume.

Operating expenses/income

Our operating expenses include selling, general and administrative expenses and research and development expenses, which are partially offset by other operating income as described below.

Selling, general and administrative expenses

Our selling, general and administrative expenses consist primarily of share-based compensation, salaries and benefits for our administrative, finance and sales personnel, packaging and shipping costs, consulting fee and taxes. We expect that the amount of our selling, general and administrative expenses will increase as we expand our polysilicon production capacity, increase our sales efforts, hire additional personnel, and incur professional expenses to support our operations as a listed company in the United States.

Research and development expenses

Our research and development expenses consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses to increase in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products, and expand our polysilicon manufacturing business. Our research and development expenses from continuing operations in 2019, 2020 and 2021 primarily resulted from continuous technology improvement projects for polysilicon production.

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

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiary domiciled in Hong Kong has applied a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK$2 million of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%.

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

Xinjiang Daqo is a foreign-invested enterprise established on February 22, 2011 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. According to Announcement [2020] No.23 of the Ministry of Finance, State Taxation Administration and National Development and Reform Commission, Xinjiang Daqo was established in western China and meets certain requirements under the announcement and therefore is able to enjoy a preferential tax rate of 15% until 31 December 2030. During the years ended December 31, 2020 and 2021, Xinjiang Daqo was entitled to a preferential tax rate of 15%. Other PRC subsidiaries are subject to the statutory rate of 25%.

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are "non-resident enterprises", which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. In accordance with applicable accounting principles of ASC 740-30, a deferred tax liability shall be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis of an investment in a foreign subsidiary, except for the indefinite reinvestment exception. Before Xinjiang Daqo's initial public offering in China in 2021, we determined that the undistributed earnings of Xinjiang Daqo had been and would be indefinitely reinvested, and no deferred tax liability was recognized on the undistributed earnings of Xinjiang Daqo. Upon the completion of Xinjiang Daqo's IPO in 2021, Xinjiang Daqo's dividends distribution policy was changed to be that, its accumulated dividends distributed in cash in the recent three years shall not be less than 30% of its average annual distributable profits in the past three years, to be compliant/comply with PRC listing rules. That means, no less than 10% of its annual attributable profit will be distributed during the recent three years since 2021. Therefore, a deferred tax liability of $14.5 million as of December 31, 2021 was recorded based on an estimate that 20.18% of distributable profit from Xinjiang Daqo and its subsidiaries ("PRC listed group") will be distributed in 2022.

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

	Year Ended December 31,
	2019	2020	2021

	US$ in thousands
Revenues	349,991	675,602	1,678,793
Cost of revenues	(269,887)	(441,610)	(581,585)
Gross profit	80,104	233,992	1,097,208
Operating expenses/income:
Selling, general and administrative expenses	(32,457)	(39,472)	(39,904)
Research and development expenses	(5,708)	(6,856)	(6,495)
Other operating income	5,546	191	609
Total operating expenses	(32,619)	(46,137)	(45,790)
Income from operations	47,485	187,855	1,051,418
Interest expense, net	(9,414)	(25,725)	(20,482)
Exchange (loss)/gain	(186)	0	0
Investment income	—	—	4,012
Income before income taxes	37,885	162,130	1,034,948
Income tax expense	(9,623)	(28,182)	(170,101)
Net income from continuing operations	28,262	133,948	864,847
Income/(loss) from discontinued operations, net of tax	1,261	(141)	—
Net income	29,523	133,807	864,847
Net income/(loss) attributable to non-controlling interest	(1)	4,612	115,923
Net income attributable to Daqo New Energy Corp.'s ordinary shareholders	29,524	129,195	748,924

Note: “0" in above table means less than U.S.$1,000.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue. The revenue from continuing operations was $1,678.8 million in 2021, representing an increase of 148.5% from $675.6 million in 2020. All of the polysilicon sold in 2021 and 2020 was manufactured in our Xinjiang facilities. Our external sales volume increased by 0.7% from 74,812 MT in 2020 to 75,356 MT in 2021. Our annual average selling prices increased by 147.2% from $8.98/kg in 2020 to $22.19/kg in 2021.

Cost of revenue. The cost of revenue for continuing operations was $581.6 million in 2021, representing an increase of 31.7% from 441.6 million in 2020. The increase in cost of revenue from product sales was attributable primarily to the increase of production volume.

Gross profit. We had a gross profit of $1,097.2 million for continuing operations in 2021, representing an increase of 368.9% from 234.0 million in 2020. In 2021, our annual average selling prices increased by 147.2% from $8.98/kg in 2020 to $22.19/kg. Our external sales volume increased by 0.7% from 74,812 MT in 2020 to 75,356 MT in 2021.

Selling, general and administrative expenses. Our selling, general and administrative expenses for continuing operations were $39.9 million in 2021, compared to $39.5 million in 2020.

Research and development expenses. Our research and development expenses for continuing operations were $6.5 million in 2021, compared to $6.9 million in 2020. The research and development expenses vary from period to period reflecting the R&D activities that occur in such period.

Other operating income. Other operating income from continuing operations was $0.6 million in 2021, compared to $0.2 million in 2020, and mainly consisted of unrestricted cash subsidies that we received from local government authorities, which vary from period to period at the discretion of the corresponding local government authorities.

Net interest expense. Our net interest expenses for continuing operations were $20.5 million in 2021, compared to $25.7 million in 2020. The decrease was primarily due to lower balance of bank loans.

Income tax expense. Income tax expenses for continuing operations were $170.1 million in 2021, compared to $28.2 million in 2020. The increase was primarily due to higher income before income taxes.

Net income from continuing operations. Net income from continuing operations was $864.8 million, compared to $133.8 million in 2020.

Net income attributable to our shareholders. As a result of the factors described above, we had net profit attributable to our shareholders of $748.9 million in 2021, a 479.7% increase from $129.2 million in 2020.

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

B.Liquidity and Capital Resources

 Liquidity

Our cash, cash equivalents and restricted cash increased by $20.2 million, $3.1 million and $605.6 million during 2019, 2020 and 2021, respectively. Net cash provided by operating activities was $181.0 million, $209.7 million and $639.0 million in 2019, 2020 and 2021, respectively. Net cash used in investing activities was $261.8 million, $118.5 million and $781.9 million in 2019, 2020 and 2021, respectively. Net cash provided by financing activities was $102.3 million in 2019, net cash used in financing activities was $95.5 million in 2020 and net cash provided by financing activities was $736.2 million in 2021.

We believe that our cash, cash equivalents, cash flows from operating activities and our subsidiary Xinjiang Daqo’s equity offerings will be sufficient to meet our working capital, capital expenditure needs that will arise in 2022 and beyond.

The following significant developments in 2021 and the first quarter of 2022 have impacted our liquidity or are expected to impact our liquidity:

●	As of December 31, 2021, our current assets exceeded our current liabilities by $1,192.5 million. Amounts due to related parties of $10.8 million were included as current and non-current liabilities. From continuing operations we had cash, cash equivalents and restricted cash of $724.0 million as of December 31, 2021, and we did not have bank borrowings as of the same date. We had capital commitments of $58.2 million as of December 31, 2021 relating to the purchase of property, plant and equipment to be fulfilled in the next twelve months.
●	In December 2021, we entered into a strategic cooperation framework agreement with Baotou City to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT and for the semiconductor industry with a total annual capacity of 21,000 MT, silicon metal projects with a total annual capacity of 300,000 MT and silicone projects with a total annual capacity of 200,000 MT in Baotou. These projects will be conducted in several phases. The first phase, consisting of 100,000 MT polysilicon for the solar industry and a 1,000 MT polysilicon project for the semiconductor industry, will start construction in March 2022 and is expected to be completed in the third quarter of 2023, with an estimated investment of about RMB8.55 billion. The plan and timetable for the following phases will be determined later according to market conditions. Capital expenditure related to Baotou projects was not included in aforementioned capital commitments of $58.2 million as of December 31, 2021.
●	In March 2022, the Board of Directors of Xinjiang Daqo approved the Profit Distribution Plan of 2021 (the “2021 Distribution Plan”), which proposed to distribute cash dividends inclusive of taxes of RMB1,155,000,000 (an equivalence of US$181,743,870.0). As such, an estimation of 20.18% of the distributable profit in 2021 of Xinjiang Daqo will be distributed in 2022. The 2021 Distribution Plan is still pending approval by the 2021 Annual Shareholders' Meeting of Xinjiang Daqo.

We have taken or plan to take the following actions to effectively manage our liquidity:

●	Our subsidiary Xinjiang Daqo is conducting a private offering of ordinary shares of approximately RMB11 billion, which is expected to be completed by the third quarter of 2022, depending on market conditions and the approval process. The majority of the funds so raised will be used for our 100,000 MT polysilicon expansion project in Baotou City, Inner Mongolia.
●	Our Phase 4B project’s construction was completed in December 2021, which increased our nameplate production capacity for polysilicon increased from 70,000 MT per annum to 105,000 MT per annum starting from January 2022, which is expected to help increase our operating cash inflow and reduce our average unit cost.

Based on the above factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditure requirements, and other liabilities as they become due during the twelve-month period after the date of this annual report and in the long term.

Cash Flows and Working Capital

Polysilicon production requires intensive capital investment. Due to our relatively short operating history, our financing has been primarily through sales of polysilicon, bank borrowings, advances from customers and equity offerings. The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2020	2021

	(in thousands of US$)
Net cash provided by operating activities from continuing operation	179,980	209,753	638,989
Net cash provided by (used in) operating activities from discontinued operation	1,010	(50)	—
Net cash provided by operating activities	180,990	209,703	638,989
Net cash used in investing activities from continuing operation	(263,284)	(118,292)	(781,894)
Net cash provided by (used in) investing activities from discontinued operation	1,457	(195)	—
Net cash used in investing activities	(261,827)	(118,487)	(781,894)
Net cash provided by (used in) financing activities from continuing operation	104,979	(95,471)	736,225
Net cash used in financing activities from discontinued operation	(2,651)	—	—
Net cash provided by (used in) financing activities	102,328	(95,471)	736,225
Effect of exchange rate changes	(1,317)	7,365	12,242
Net increase in cash, cash equivalents and restricted cash	20,174	3,110	605,562
Cash, cash equivalents and restricted cash, at the beginning of the year	95,120	115,294	118,404
Cash, cash equivalents and restricted cash at the end of the year	115,294	118,404	723,966
Supplemental disclosure of cash flow information:
Interest paid	10,215	24,696	21,158
Income taxes paid	5,546	12,808	108,099
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payables	135,702	73,148	142,937
Purchases of property, plant and equipment included in amount due to related parties - short-term portion	26,539	198	5,979

Our cash, cash equivalents and restricted cash increased by $20.2 million, $3.1 million and $605.6 million during 2019, 2020 and 2021, respectively. As of December 31, 2021, we had $723.8 million in cash and cash equivalents and $0.2 million in restricted cash for continuing operations. Restricted cash was primarily composed of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit, bank notes and short-term borrowings. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturities of three months or less.

As of December 31, 2021, we had a positive working capital (total current assets exceeded total current liabilities) of $1,192.5 million. We had cash, cash equivalents and restricted cash of $724.0 million from continuing operations and we did not have bank borrowings as of December 31, 2021. We had a total capital commitment of $58.2 million as of the same date.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash needs. Current PRC regulations restrict the ability of our subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends” and “Item 8. Financial Information—Dividend Policy” for more information.

Operating Activities

Net cash provided by operating activities from continuing operations for the year ended December 31, 2021 was $639.0 million, primarily resulting from $1,784.0 million of cash received from the sales of our products, partially offset by our payments for raw materials and utilities of $835.0 million, tax paid of $237.0 million, employee salaries and welfare payment of $51.8 million and interest payment of $21.2 million. We generated positive operating cash flow in 2021. The fluctuation was primarily due to higher revenues and gross margin.

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

Investing Activities

Net cash used in investing activities from continuing operation for the year ended December 31, 2021 was $781.9 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $498.5 million, purchase and redemption of short-term investments of $273.6 million.

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

Financing Activities

Net cash provided by financing activities from continuing operation for the year ended December 31, 2021 was $736.2 million, primarily resulting from cash received from Xinjiang Daqo’s IPO in the amount of $935.0 million , which was partially offset by the repayment of bank loans in the amount of $244.8 million.

Net cash used in financing activities from continuing operation for the year ended December 31, 2020 was $95.5 million, primarily resulting from the repayment of bank borrowings in the amount of $198.0 million, which was partially offset by proceeds received from bank borrowings in the amount of $98.6 million, as well as proceeds from non-controlling interests in the amount of $28.1 million.

Net cash provided by financing activities from continuing operation for the year ended December 31, 2019 was $105.0 million, primarily resulting from proceeds received from bank borrowings in the amount of $178.2 million which partially offset by the repayment of bank borrowings in the amount of $74.6 million.

Capital Expenditures

In 2019, we incurred capital expenditures of $1.8 million, $18.9 million, $247.2 million, and $24.0 million for our Phase 3A, Phase 3B, Phase 4A expansion projects and debottlenecking projects. In 2020, we incurred capital expenditure of $117.0 million for our Phase 4A expansion project. In 2021, we incurred capital expenditure of $451.0 million for our Phase 4B expansion project. The capital expenditure per unit in Phase 1, Phase 2A, Phase 2B, Phase 3A, Phase 3B, Phase 4A and Phase 4B was $114.0/kg, $56.8/kg, $26.7/kg, $16.5/kg, $14.2/kg, $13.0/kg and $18.4/kg, respectively, for the year ended December 31, 2021. For additional information, see also “—B. Liquidity and Capital Resources” and “Item 4. Information on the Company—B. Business Overview—Manufacturing Capacity” in this annual report.

Our capital expenditures will increase in the future. The total capital expenditure for our Phase 4B expansion was approximately $633.5 million, of which $451.0 million had been spent as of December 31, 2021. For our expansion projects, including the projects in Baotou, we expect that completion of any such expansion projects will be subject to obtaining additional funding, and we intend to use cash generated from operating activities and take other actions to obtain alternative sources of financing, such as obtaining loan facilities from financial institutions, raising funds from the capital markets or entering into capital arrangements to meet our capital expenditure requirements.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Market Trends

Global solar PV installations in 2021 totaled approximately 160 GW, representing a 23% increase from 130 GW in 2020. In 2020, the annual newly added solar PV installations in China were approximately 48 GW, which were significantly higher compared with 30 GW in 2019. In 2021, the annual newly added solar PV installations in China were estimated to be approximately 53 GW. According to several solar PV market reports, we expect global solar installations in 2022 to be approximately 220 to 230 GW.

Operational Trends

We successfully completed the construction of our Phase 2A facilities in Xinjiang in September 2012 and fully ramped up capacity to 5,000 MT at our Phase 2A facilities prior to the end of March 2013. We also completed a “debottlenecking” project prior to the end of 2013, which increased our annual capacity to 6,150 MT. We fully ramped up capacity of our Phase 2B expansion project and expanded the production capacity at our Xinjiang polysilicon facilities to 12,150 MT. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. As a result, we lowered our production cost of polysilicon (including depreciation) and cash cost (excluding depreciation) to $9.74/kg and $7.69/kg, respectively, in the fourth quarter of 2015. In 2016, we continued to focus on polysilicon manufacturing improvement to further lower our cost structure. We achieved our record low cost structure in the third quarter of 2016, with production cost (including depreciation) and cash cost (excluding depreciation) of $8.66/kg and $6.88/kg, respectively. We completed the construction and installation of Phase 3A by the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our board of directors approved Phase 3B expansion project. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which will each increase our production capacity by 35,000 MT. We completed the Phase 4A project and began pilot production in September of 2019 and ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. We began our Phase 4B project in March 2021 and complete the construction of the project in December 2021. We expect to ramp it up to its full capacity of 35,000 MT and increase our total production capacity to 105,000 MT by the end of the first quarter of 2022. In December 2021, we entered into a strategic cooperation framework agreement with Baotou City to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT and for the semiconductor industry with a total annual capacity of 21,000 MT, silicon metal projects with a total annual capacity of 300,000 MT and silicone projects with a total annual capacity of 200,000 MT in Baotou. These projects will be conducted in several phases. The first phase, consisting of 100,000 MT polysilicon for the solar industry and a

1,000 MT polysilicon project for the semiconductor industry, will start construction in March 2022 and is expected to be completed in the third quarter of 2023. The plan and timetable for the following phases will be determined later according to market conditions.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2021 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosure of contingent assets and liabilities at the end of each reporting period, and (3) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our financial statements, you should consider (1) our selection of critical accounting policies, (2) the judgment and other uncertainties affecting the application of such policies, and (3) the sensitivity of reported results to changes in conditions and assumptions. We made the following critical accounting estimates to prepare our financial statements.

Property, plant and equipment

Our property, plant and equipment consist primarily of buildings, plants, machinery and equipment used in our operations. Those fixed assets are carried at cost and are depreciated over their estimated useful lives, ranging from 15 to 30 years, using the straight-line method for both financial reporting purposes and tax reporting purposes. The carrying value of our long-lived assets is evaluated periodically based on utilization of the asset and physical condition of the asset, as well as the useful life of the asset to determine if adjustment to the depreciation period or the carrying value is warranted.

Estimated lives of the above mentioned depreciable fixed assets may vary over time due to the assets’ conditions, current technologies, market, and future plan of usage and the useful lives of major competitors. We are not aware of any specific factors that are reasonably likely to significantly change the estimated service lives of our assets. Actual use and retirement of our assets may vary from our current estimates, which would impact the amount of depreciation expense recognized in future periods.

We have compared the useful lives and residual value of each asset category with the comparable companies in the industry, and we are not aware of any significant variances. Changes in estimated useful lives of our assets could significantly impact future periods’ depreciation expense and have a material impact on our Consolidated Financial Statements. If the estimated useful lives of all depreciable assets were increased by five years, annual depreciation expense would decrease by approximately $14.28 million. If the estimated useful lives of all depreciable assets were decreased by five years, annual depreciation expense would increase by approximately $27.33 million. We are projecting an increase in our depreciation expense in 2022 versus 2021 which is mainly driven by an increase in our projected depreciable asset base.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 “Summary of Principal Accounting Policies—Adoption of new accounting pronouncement” and “—Recent accounting pronouncements not yet adopted” to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Guangfu Xu	79	Chairman of the board of directors
Longgen Zhang	57	Chief executive officer and director
Xiang Xu	51	Director
Dafeng Shi	49	Director
Fumin Zhuo	70	Independent director
Rongling Chen	80	Independent director
Minsong Liang	53	Independent director
Shuming Zhao	69	Independent director
Arthur Wong	62	Independent director
Ming Yang	47	Chief financial officer

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

Mr. Longgen Zhang is our chief executive officer. He has strong expertise across the global solar industry and financial markets. Mr. Zhang was appointed as an independent director of X Financial (NYSE: XYF), a leading technology-driven personal finance company in China, effective as of September, 2018. From 2008 to 2014, Mr. Zhang served as the chief financial officer of Jinko Solar (NYSE: JKS), a global leader in the solar industry that distributes solar products and sells solutions and services to a diversified international utility, commercial, and residential customers. Prior to that, Mr. Zhang served as a director and the chief financial officer of Xinyuan Real Estate (NYSE: XIN) from 2006 to 2008. Mr. Zhang served as the chief financial officer at Crystal Window and Door Systems, Ltd. in New York from 2002 to 2006. Currently, Mr. Zhang serves as an independent non-executive director of Qingci Games Inc. (HKSE: 06633). Mr. Zhang received a master’s degrees in professional accounting and in business administration from West Texas A&M University and a bachelor’s degree in economic management from Nanjing University in China. Mr. Zhang is a member of American Institute of Certified Public Accountants.

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

Mr. Fumin Zhuo is one of our independent directors. Mr. Zhuo has served as our director since November 2009. He currently also serves as an independent director of two Hong Kong Stock Exchange-listed companies, including SRE Group Ltd. and Sinopharm Group Co. Ltd., and of two Shanghai Stock Exchange-listed companies including Dazhong Transportation (Group) Co., Ltd. and Shanghai Changlian International Logistics Co., Ltd. Mr. Zhuo has also served as non-executive director of Besunyen Holdings Company Limited, a company listed on the Hong Kong Stock Exchange. Mr. Zhuo has over 45 years of experience in investment and corporate management. Mr. Zhuo is currently a managing partner and the chairman of V Star Capital. Since 2002, Mr. Zhuo has served as the chairman and chief executive officer of Vertex China Investment Company, the chairman of Venture Star Investment (HK) Limited and a managing partner of GGV Capital respectively. From 1995 to July 2002, Mr. Zhuo was the chief executive officer of Shanghai Industrial Holding Ltd. and the chairman of SIIC Medical Science & Technology (Group). Prior to that, starting in 1987, Mr. Zhuo served as chief assistant officer of the Shanghai Economic System Reform Committee. Mr. Zhuo has extensive experience in venture capital fund formation, mergers and acquisitions, and investment management. Mr. Zhuo graduated from Shanghai Jiaotong University’s Electrical Engineering School in 1983 and then received his master’s degree in economics from Fudan University in 1997.

Mr. Rongling Chen is one of our independent directors. Mr. Chen has served as our director since October 2010. He served as Senior Advisor for ASML China from May 2015 to December 2021. He is also an independent director to Tianjin Zhonghuan Semiconductor Co., Ltd., a company listed on Shenzhen Stock Exchange. Between 2010 and 2012 Mr. Chen was a vice president of Applied Materials and chief administration officer of Applied Materials China. Mr. Chen was an executive advisor of IMEC, a leading advanced semiconductor R&D center based in Belgium, and also a senior advisor and chairman of China advisory board to SEMI, a global industry association serving the manufacturing supply chains for the microelectronic, display and photovoltaic industries. Mr. Chen started working for Applied Materials in 1984, and has served in various senior positions, including vice president, chairman of Applied Materials China and head of China marketing and corporate affairs, before retiring in 2012. Mr. Chen received his bachelor’s degree in semiconductor devices and materials from Zhejiang University.

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

Mr. Arthur Wong is one of our independent directors. Mr. Wong has been serving as our director since December 2012. Mr. Wong currently serves as an independent director and Chairman of the Audit Committee of Tarena International, Inc. (NASDAQ: TEDU), Canadian Solar Inc. (NASDAQ: CSIQ), and Maple Leaf Educational Systems Limited (HKSE: 1317). From 2008 to 2018, Mr. Wong served as Chief Financial Officer for Asia New-Energy, Nobao Renewable Energy, GreenTree Inns Hotel Management Group and Beijing Radio Cultural Transmission Company Limited sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, with his last position as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants, the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

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

B.Compensation

In 2021, our aggregate payments of cash to directors or executive officers was approximately $1.3 million. See “—Share Incentive Plans.” Our PRC subsidiaries are and were required, as the case may be, by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. We did not accrue or set aside any pension or similar retirement benefits for our executive officers and directors, as required under PRC laws, for the fiscal year ended December 31, 2021. Other than the aforementioned statutorily required contributions, we have not set aside or accrued any other amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

As of February 28, 2022, excluding the expired and cancelled options, we had granted options to purchase a total of 19,001,425 of our ordinary shares, of which options to purchase a total of 1,775,417 ordinary shares were outstanding as of February 28, 2022, and 9,190,275 restricted share units were outstanding as of February 28, 2022, under these plans.

The following table summarizes the options granted as of February 28, 2022 to our senior executive officers, directors and to other individuals as a group since 2014, without giving effect to the options that were exercised or terminated, if any.

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

In 2021, our audit committee held meetings or passed resolutions by unanimous written consent five times.

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

In 2021, our Compensation Committee held meetings or passed resolutions by unanimous written consent once.

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

In 2021, our Corporate Governance and Nominating Committee held meetings or passed resolutions by unanimous written consent once.

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

D.Employees

As of December 31, 2021, we employed 2,399 employees, including 1,729 in manufacturing and, 94 in quality assurance, 16 in purchasing, 310 in research and development, 6 in sales and marketing and 244 in general and administrative. In addition, we engaged independent contractors and temporary personnel from time to time. All of these employees and independent contractors are located at our facilities in Chongqing, Shanghai and Xinjiang, China. We had a total of 1,892, 1,896 and 2,399 employees as of December 31, 2019, 2020 and 2021, respectively.

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

The calculations in the table below are based on 372,534,652 ordinary shares outstanding as of February 28, 2022.

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

	Ordinary Shares
	Beneficially Owned
	Number	%
Directors and Executive Officers:
Guangfu Xu(1)	40,815,473	10.9
Xiang Xu(2)	34,587,945	9.2
Dafeng Shi(3)	8,633,197	2.3
Longgen Zhang(4)	9,186,377	2.4
Fumin Zhuo(5)	*	*
Rongling Chen(6)	*	*
Minsong Liang(7)	*	*
Shuming Zhao(8)	*	*
Arthur Wong(9)	*	*
Ming Yang(10)	*	*
All directors and executive officers as a group	95,277,815	24.3

Principal Shareholders:
Gold Intellect Limited(11)	39,000,000	10.5
BlackRock, Inc.(12)	24,942,190	6.7
Duke Elite Limited(13)	15,923,750	4.3
Invesco Ltd.(14)	15,635,410	4.2
Plenty China Limited(15)	14,820,000	4.0

*       Beneficially owns less than 1% of our ordinary shares

Notes:

(1)	Consists of (i) 39,000,000 ordinary shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu, (ii) 80,000 ADSs, representing 400,000 ordinary shares owned by Mr. Guangfu Xu as a result of cash exercise of options, and (iii) 1,415,473 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Guangfu Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.
(2)	Consists of (i) 3,184,750 ADSs, representing 15,923,750 ordinary shares, beneficially owned by Duke Elite Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, (ii) 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, and (iii) 3,844,195 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Xiang Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.
(3)	Consists of (i) 5,449,584 ordinary shares held by Lucky Prosper Investments Limited, a British Virgin Islands company wholly owned and controlled by Mr. Dafeng Shi, (ii) 120,000 ADSs, representing 600,000 ordinary shares owned by Mr. Dafeng Shi as a result of cash exercise of options, and (iii) 2,583,613 ordinary shares issuable upon exercise of options held by Mr. Shi that are exercisable within 60 days of the date of this annual report. Mr. Dafeng Shi’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Shi is a director of our company.
(4)	The business address of Mr. Zhang is Unit 29, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.
(5)	The business address of Mr. Zhuo is Unit 3501, Two IFC, 8 Century Avenue, Pudong District, Shanghai, China.
(6)	The business address of Mr. Chen is No.585, Jianguoxi Road, Shanghai, PRC.
(7)	The business address of Mr. Liang is Room 806, Tower C, Vantone Center, No. 6 Chaoyangmenwai Street, Chaoyang District, Beijing, PRC.
(8)	The business address of Mr. Zhao is 2002 Anzhong Building, School of Business, Nanjing University, 16 Jinyin Jie, Nanjing, PRC.
(9)	The business address of Mr. Wong is Unit 29, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.
(10)	The business address of Mr. Yang is Unit 29, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.
(11)	Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.
(12)	Pursuant to the Schedule 13G filed on February 4, 2022, the business address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.
(13)	Duke Elite Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company represented by ADSs held by Duke Elite Limited.
(14)	Pursuant to the Schedule 13G filed on January 31, 2022, the business address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.
(15)	Plenty China Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company held by Plenty China Limited.

To our knowledge, as of March 15, 2022, 295,910,510 ordinary shares, representing approximately 79.4% of our total outstanding shares (including 74,600,000 ordinary shares issued to JPMorgan Chase Bank, N.A. for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans), were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our directors or executive officers that are shareholders or principal shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Related party transactions with Daqo Group

In 2021, We repaid interest-free loans of $4.7 millions to Daqo Group.

Related party transactions with Daqo Solar Co., Ltd.

In 2021, we received interest-free loans of $13.2 million from Daqo Solar Co., Ltd. and repaid $13.5 million to it.

Related party transaction with Nanjing Daqo Transformer Systems Co., Ltd.

In 2021, we purchased fixed assets in the amount of $12.9 million from Nanjing Daqo Transformer Systems Co., Ltd.

Related party transactions with Chongqing Daqo Tailai Electric Co., Ltd.

In 2021, we purchased fixed assets and raw materials in the amount of $17.8 million from Chongqing Daqo Tailai Electric Co., Ltd.

Related party transactions with Jiangsu Daqo Changjiang Electric Co., Ltd.

In 2021, we purchased fixed assets in the amount of $5.3 million from Jiangsu Daqo Changjiang Electric Co., Ltd.

Related party transactions with Nanjing Daqo Electric Co., Ltd.

In 2021, we purchased fixed assets in the amount of $8.6 million from Nanjing Daqo Electric Co., Ltd.

Related party transactions with Zhenjiang Electric Equipment Co., Ltd.

In 2021, we purchased raw materials in the amount of $2.0 million from Zhenjiang Electric Equipment Co., Ltd.

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

ITEM 8.FINANCIAL INFORMATION

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash needs. Current PRC regulations restrict the ability of our subsidiaries to pay dividends to us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.”

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

ITEM 9.THE OFFER AND LISTING

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

ITEM 10.ADDITIONAL INFORMATION

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

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange.”

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

Dividends

Subject to the PFIC rules discussed below under “Passive Foreign Investment Company Considerations,” the gross amount of any cash or property distribution (including the amount of any taxes withheld) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the depositary in the case of ADSs or by a U.S. Holder in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States has determined is satisfactory for purposes of this condition and which includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to the recipient (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Based on our income and assets, we do not believe that we were a PFIC for the taxable years ended December 31, 2021 and December 31, 2020, and we do not anticipate becoming a PFIC in the current taxable year or the foreseeable future, as discussed below under “Passive Foreign Investment Company Considerations.” Our ADSs are listed on the NYSE, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the NYSE. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since our ordinary shares are not listed on an established securities market in the United States, it is unclear whether the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event our company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Chinese Taxation,” above), we may be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of the Treasury of the United States has determined is satisfactory for purposes of qualified dividend income treatment, in which case dividends paid with respect to our ADSs or ordinary shares, regardless of whether the ordinary shares are backed by our ADSs, may be treated as qualified dividend income. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends-received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below under “Passive Foreign Investment Company Considerations,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any such capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of tax. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the PRC EIT Law and gain from the disposition of ADSs or ordinary shares is subject to the tax in the PRC (see “Chinese Taxation,” above), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income. U.S. Holders are urged to consult with their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of a foreign tax credit under their particular circumstances.

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

Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and we do not anticipate becoming a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard. Although we do not currently expect that our assets or activities will change in a manner that would cause us to become a PFIC for the foreseeable future, there can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2021, from continuing operations, we had RMB-denominated cash and cash equivalents of RMB4,586.5 million and U.S. dollar-denominated cash and cash equivalents of $2.3 million. Assuming we had converted the U.S. dollar-denominated cash and cash equivalents of $2.3 million into RMB at the exchange rate of $1.00 for RMB6.3551 as of December 31, 2021, this cash and cash equivalents would have been RMB14.4 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, this cash and cash equivalents would have decreased to RMB15.8 million.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADS program established pursuant to the deposit agreement, by making available a set amount or a portion of the depositary fees charged in respect of the ADS program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. In November 2020, we instructed the depositary bank to change the ratio of shares of our company by each ADS from twenty five shares to five shares per ADS. For the year ended December 31, 2021, we received $0.6 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

Part II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15I or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2021. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2021.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2021, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2021, has also audited the effectiveness of internal control over financial reporting as of December 31, 2021.

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

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2021, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

 Our Board of Directors has determined that Mr. Arthur Wong, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act), and the chairman of our Audit Committee, is our Audit Committee financial expert.

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PACOB ID: No. 1113), the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (collectively, the “Deloitte Entities”), for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Years Ended December 31,
	2020	2021

	(in US$thousands)
Audit fees(1)	863	1,077
Audit related fees(2)	1,360	—
Others(3)	113	—
Total:	2,336	1,077

Notes:

(1)“Audit fees” refer to the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of the annual financial statements of the Company and Xinjiang Daqo and the review of our comparative interim financial statements.
(2)“Audit related fees” refer to the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit and review of the consolidated financial statements of Xinjiang Daqo in connection with Xinjiang Daqo’s potential initial public offering in Shanghai Stock Exchange.
(3)“Others” refer to the aggregate fees billed for advisory services rendered by Deloitte Entities.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Entities, including audit services, audit-related services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the NYSE corporate governance listing standards. For example, neither the Companies Act of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present, and we are not required to hold annual general meetings. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Daqo New Energy Corp. are included at the end of this annual report.

ITEM 19.EXHIBITS

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

4.6	2014 Share Incentive Plan (incorporated herein by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015 (File No. 001-34602))
4.7	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 of our Form S-8 filed with the Securities and Exchange Commission on May 11, 2018 (File No. 333-224865))
4.8

English translation of Letter of Undertaking on the Authenticity, Accuracy, and Completeness of the Prospectus, effective as of September 8, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.1 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.9

English translation of Letter of Undertaking on Stabilizing the Company’s Stock Price, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.2 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.10

English translation of Letter of Undertaking on the Resale Restriction and Voluntary Lock-Up of the Shares Held, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.3 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.11

English translation of Letter of Undertaking on the Intent to Reduce Shareholding, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.4 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.12

English translation of Letter of Undertaking on Avoiding Horizontal Competition, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.5 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.13

English translation of Letter of Undertaking on Regulating Related Party Transactions, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.6 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.14

English translation of Letter of Undertaking on Not Occupying Funds, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.7 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.15

English translation of Letter of Undertaking on Protecting the Independence of the Company, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.8 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.16

English translation of Letter of Undertaking Regarding the Restraint Measures for Failure to Fulfill the Undertakings, effective as of September 8, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.9 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.17

English translation of Letter of Undertaking on Remedial Measures for Diluting Current Returns, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.10 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.18

English translation of Letter of Undertaking Regarding Xinjiang Daqo New Energy Co., Ltd.’s Dividend Policy, effective as of September 7, 2020, of Xinjiang Daqo New Energy Co., Ltd. (incorporated herein by reference to Exhibit 10.11 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020

4.19	English summary of the Project Investment Agreement between Xinjiang Daqo New Energy Co., Ltd. sand the Government of Jiuyuan District, Baotou City on December 18, 2021
4.20	English summary of the Letter of Project Investment Intent between Xinjiang Daqo New Energy Co., Ltd. and the Government of Guyang County, Baotou City on December 18, 2021
8.1*	Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant dated March 26, 2019 (incorporated herein by reference to Exhibit 11.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2019 (File No. 001-34602))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	iXBRL Instance Documen
101.SCH*	iXBRL Taxonomy Extension Schema Document
101.CAL*	iXBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	iXBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	iXBRL Taxonomy Extension Label Linkbase Document
101.PRE*	iXBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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

Date: March 30, 2022

DAQO NEW ENERGY CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

DAQO NEW ENERGY CORP.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. and its subsidiaries (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and schedule listed in the Schedule 1 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2022 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue recognition for polysilicon sales at a point-in-time - Refer to Note 2(m) and Note 18 to the financial statements

Critical Audit Matter Description

The Company generated revenues from polysilicon sales of US$1,678.8million for the year ended December 31, 2021. The Company’s revenues from contracts with its customers are recognized at a point in time following the transfer of control of its products to the customers, which occurs upon acceptance by the customers according to the terms of the underlying contracts. The Company’s standalone selling prices are based on the prices charged to the customers for the single performance obligation, which is the transfer of control upon acceptance of products by its customers. The receipt notes need to be signed by the customers, which are located across China. And the third-party logistics companies physically collect the signed receipts and hand them over to the Company. We identified revenue cut-off for polysilicon sales as a critical audit matter, because there exists timing difference among the date of goods shipped, the date of customer acceptance and the date when the Company obtained the signed receipts, which may lead to an increased risk in recognizing revenue in incorrect period.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the cut-off of polysilicon sales including the following, among others:

●	We inquired management of the Company to obtain an understanding on rights and obligations for both parties in typical polysilicon business contracts, reviewed the terms of sales contracts entered into with key customers, and assessed whether the Company’s accounting policy on recognition of revenue from sale of polysilicon complies with ASC 606, Revenue from Contracts with Customers and whether they are consistently applied.
●	We tested the effectiveness of key controls over revenue cut-off.
●	We selected samples from the sales records for both before and after year-end periods by tracing the selected samples to supporting documentation such as invoices, shipping documents, and receipt notes signed by the customer to evaluate whether the revenue was recorded in the correct period.
●	We selected samples from the shipping log for before year-end period by tracing the selected samples to supporting documentation such as receipt notes signed by the customer and the record of revenue recognition to evaluate whether there existed a postponement of revenue recognition.
●	We sent audit confirmation to the Company’s top five customers of the year ended Dec 31, 2021 by confirming both the amount of sales and the account balances of the advanced payments from the customers to evaluate whether the revenue was recorded in the correct period.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

March 30, 2022

We have served as the Group’s auditor since 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF DAQO NEW ENERGY CORP.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Daqo New Energy Corp and its subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021 of the Company and our report dated March 30, 2022, expressed an unqualified opinion on those consolidated financial statements.

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

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

March 30, 2022

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2020 AND 2021

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2020	2021
ASSETS:
Current assets:
Cash and cash equivalents	$76,596	$723,775
Restricted cash	41,808	191
Notes receivable	153	365,911
Short-term investments	—	280,251
Prepaid expenses and other current assets	11,477	41,684
Advances to suppliers	7,949	3,397
Inventories	42,159	327,771
Amounts due from related parties	129	—
Total current assets	180,271	1,742,980
Property, plant and equipment, net	1,027,086	1,559,110
Prepaid land use rights, net	30,829	40,741
Other non-current assets	957	820
TOTAL ASSETS	$1,239,143	$3,343,651

LIABILITIES AND EQUITY:
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	$70,431	$—
Accounts payable	18,953	81,469
Notes payable	49,355	—
Advances from customers – short-term portion	37,783	202,958
Payables for purchases of property, plant and equipment	49,555	142,937
Accrued expenses and other current liabilities	30,148	40,848
Amounts due to related parties – short-term portion	5,150	10,815
Income tax payable	22,678	71,472
Lease liability - short-term portion	82	—
Total current liabilities	284,135	550,499
Long-term bank borrowings	123,222	—
Advances from customers – long-term portion	3,265	90,661
Deferred government subsidies	21,907	21,935
Amount due to related parties – long-term portion	4,238	—
Deferred tax liabilities	3,461	16,726
Total liabilities	440,228	679,821

Commitments and contingencies (Note 17)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS—(Continued)

DECEMBER 31, 2020 AND 2021

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2020	2021
Shareholders' Equity:
Ordinary shares;
$0.0001 par value 500,000,000 shares authorized as of December 31, 2021 and 2020; 369,878,552 shares issued and 365,235,402 shares outstanding as of December 31, 2020; 377,177,802 shares issued and 372,534,652 shares outstanding as of December 31, 2021	37	38
Additional paid-in capital	412,450	1,016,855
Retained earnings	330,118	1,079,042
Accumulated other comprehensive income	26,267	67,773
Treasury shares, at cost (4,643,150 shares as of December 31, 2020 and 2021)	(1,749)	(1,749)
Total Daqo New Energy Corp. shareholders’ equity	767,123	2,161,959
Non-controlling interest	31,792	501,871
Total shareholders' equity	798,915	2,663,830
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,239,143	$3,343,651

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2019	2020	2021
Revenues	349,991	675,602	1,678,793
Cost of revenues	(269,887)	(441,610)	(581,585)
Gross profit	80,104	233,992	1,097,208
Operating (expenses) income:
Selling, general and administrative expenses	(32,457)	(39,472)	(39,904)
Research and development expenses	(5,708)	(6,856)	(6,495)
Other operating income, net	5,546	191	609
Total operating expenses, net	(32,619)	(46,137)	(45,790)
Income from operations	47,485	187,855	1,051,418
Interest expense, net	(9,414)	(25,725)	(20,482)
Exchange (loss) gain	(186)	0	0
Investment income	—	—	4,012
Income before income taxes	37,885	162,130	1,034,948
Income tax expense	(9,623)	(28,182)	(170,101)
Net income from continuing operations	28,262	133,948	864,847
Income (loss) from discontinued operations, net of tax	1,261	(141)	—
Net income	29,523	133,807	864,847
Net (loss) income attributable to non-controlling interest	(1)	4,612	115,923
Net income attributable to Daqo New Energy Corp. ordinary shareholders	29,524	129,195	748,924

Net earnings per ordinary share
Continuing operations	$0.08	$0.36	$2.03
Discontinued operations	$0.01	$0.00	$—
Basic—ordinary shares	$0.09	$0.36	$2.03
Continuing operations	$0.08	$0.34	$1.95
Discontinued operations	$0.00	$0.00	$—
Diluted—ordinary shares	$0.08	$0.34	$1.95
Ordinary shares used in calculating earnings per ordinary share
Basic—ordinary shares	339,571,054	355,087,013	369,341,105
Diluted—ordinary shares	349,961,558	375,017,150	383,766,406

Note: “0" in above table means less than 1,000 U.S. dollars.

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2019	2020	2021
Net income	$29,523	$133,807	$864,847
Other comprehensive (loss)income:
Foreign currency translation adjustments, net of tax of nil	(6,702)	48,438	55,045
Total other comprehensive (loss)income	(6,702)	48,438	55,045
Comprehensive income	22,821	182,245	919,892
Comprehensive income attributable to non-controlling interest	1	6,846	125,808
Comprehensive income attributable to Daqo New Energy Corp. shareholders	$22,820	$175,399	$794,084

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SAHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, except share and per share data)

							Accumulated
					Additional		other
					paid-in	Retained	comprehensive	Non-controlling
	Ordinary shares		Treasury shares		capital	earnings	(loss) income	interest	Total
	Number of shares	$	Number of shares	$

Balance at January 1, 2019	332,029,752	$33	4,643,150	$(1,749)	$368,682	$171,399	$(13,233)	$—	$525,132

Net income	—	—	—	—	—	29,524	—	(1)	29,523
Other comprehensive loss	—	—	—	—	—	—	(6,704)	2	(6,702)
Share-based compensation	—	—	—	—	17,897	—	—	—	17,897
Options exercised	2,474,950	1	—	—	793	—	—	—	794
Restricted shares vested	12,914,450	1	—	—	(1)	—	—	—	—
Paid-in capital from non-controlling interests	—	—	—	—	—	—	—	514	514

Balance at December 31, 2019	347,419,152	$35	4,643,150	$(1,749)	387,371	$200,923	$(19,937)	$515	$567,158

Net income	—	—	—	—	—	129,195	—	4,612	133,807
Other comprehensive income	—	—	—	—	—	—	46,204	2,234	48,438
Share-based compensation	—	—	—	—	17,908	—	—	—	17,908
Options exercised	4,916,850	1	—	—	2,676	—	—	—	2,677
Restricted shares vested	12,899,400	1	—	—	(1)	—	—	—	—
Contribution from related parties (see Note 15(3))	—	—	—	—	839	—	—	—	839
Proceeds from sale of non-controlling interest	—	—	—	—	3,657	—	—	24,431	28,088

Balance at December 31, 2020	365,235,402	$37	4,643,150	$(1,749)	$412,450	$330,118	$26,267	$31,792	$798,915

Net income	—	—	—	—	—	748,924	—	115,923	864,847
Other comprehensive income	—	—	—	—	—	—	45,160	9,885	55,045
Subsidiary's offering of its equity interests (see Note 13)	—	—	—	—	594,301	—	(3,654)	344,271	934,918
Share-based compensation	—	—	—	—	10,077	—	—	—	10,077
Options exercised	47,000	—	—	—	28	—	—	—	28
Restricted shares vested	7,252,250	1	—	—	(1)	—	—	—	—

Balance at December 31, 2021	372,534,652	$38	4,643,150	$(1,749)	1,016,855	$1,079,042	$67,773	$501,871	$2,663,830

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2019	2020	2021
Operating activities:
Net income	$29,523	$133,807	$864,847
Less: (Loss) income discontinued operations, net of tax	1,261	(141)	—
Net income from continuing operations	28,262	133,948	864,847
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	17,897	17,908	10,077
Depreciation of property, plant and equipment	47,371	68,686	77,366
Prepaid land use rights	582	693	821
Loss on disposal of property plant and equipment	—	1,103	2,749
Inventory write-down	327	1,956	—
Fair value change of short-term investments	—	—	(2,407)
Others	50	616	4,378
Changes in operating assets and liabilities:
Accounts receivable	1,163	13	—
Notes receivable	2,389	5,553	(360,259)
Prepaid expenses and other current assets	(5,174)	6,689	(31,556)
Advances to suppliers	1,758	(6,018)	4,755
Inventories	(21,635)	(5,125)	(280,187)
Amounts due from related parties	—	(94)	118
Operating lease right-of-use assets	(248)	65	—
Other non-current assets	—	(145)	62
Accounts payable	3,660	4,556	61,067
Notes payable	78,386	(54,345)	(26,068)
Accrued expenses and other current liabilities	2,942	16,138	9,727
Income tax payable	(605)	16,629	47,451
Advances from customers	18,063	3,335	243,695
Amounts due to related parties	103	(38)	25
Deferred government subsidies	(171)	(497)	(562)
Lease liability	164	(86)	(83)
Deferred taxes	4,696	(1,787)	12,973
Net cash provided by operating activities-continuing operations	179,980	209,753	638,989
Net cash provided by(used in) operating activities-discontinued operations	1,010	(50)	—
Net cash provided by operating activities	180,990	209,703	638,989

Investing activities:
Purchases of property, plant and equipment	(279,044)	(118,292)	(498,505)
Purchases of land use rights	(6,593)	—	(9,755)
Purchase of short-term investments	—	—	(501,441)
Redemption of short-term investments	21,726	—	227,807
Acquisition of Xinjiang Daqo Investment	627	—	—
Net cash used in investing activities-continuing operations	(263,284)	(118,292)	(781,894)
Net cash provided by(used in) investing activities-discontinued operations	1,457	(195)	—
Net cash used in investing activities	(261,827)	(118,487)	(781,894)

Financing activities:
Proceeds from related parties loans	20,388	22,869	13,213
Repayment of related parties loans	(20,388)	(47,538)	(18,133)
Proceeds from bank borrowings	178,227	98,573	48,822
Repayment of bank borrowings	(74,554)	(198,043)	(244,776)
Proceeds from options exercised	791	580	2,139
Proceeds from sales of equity interest in the Group's subsidiary	515	28,088	—
Proceeds from subsidiary’s public offering of ordinary shares, net of issuance cost paid of $59 million	—	—	934,960
Net cash provided by (used in) financing activities–continuing operations	104,979	(95,471)	736,225
Net cash used in financing activities–discontinued operations	(2,651)	—	—
Net cash provided by (used in) financing activities	102,328	(95,471)	736,225
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,317)	7,365	12,242
Net increase in cash, cash equivalents and restricted cash	20,174	3,110	605,562
Cash, cash equivalents and restricted cash at the beginning of the year (includes $1,091,190, $845,199 and nil of cash, cash equivalents and restricted cash in current assets associated with discontinued operations on December 31, 2019, 2020 and 2021)	95,120	115,294	118,404
Cash, cash equivalents and restricted cash at the end of the year (includes $845,199, nil and nil of cash, cash equivalents and restricted cash in current assets associated with discontinued operations on December 31, 2019, 2020 and 2021)	$115,294	$118,404	$723,966

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, except share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statements of cash flows.

	Year ended December 31,
	2019	2020	2021
Cash and cash equivalents	$52,685	$76,596	$723,775
Restricted cash	$62,609	$41,808	$191
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	$115,294	$118,404	$723,966

	Year ended December 31,
	2019	2020	2021
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	$10,215	$24,696	$21,158
Income taxes paid	$5,546	$12,808	$108,099
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payables	$135,702	$73,148	$142,937
Purchase of property, plant and equipment included in amounts due to related parties – short-term portion	$26,539	$198	$5,979

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Daqo New Energy Corp. (the “Company”) and its wholly owned subsidiaries, Chongqing Daqo New Energy Co., Ltd. (“Chongqing Daqo”), Xinjiang Daqo New Energy Co., Ltd. (“Xinjiang Daqo”), Xinjiang Daqo Investment Co., Ltd. (“Xinjiang Daqo Investment”), Xinjiang Daqo Guodi Silicon Material Technology Co.,Ltd. (“Xinjiang Daqo Guodi”), Xinjiang Daqo Lvchuang Environmental Technology Co.,Ltd. (“Xinjiang Daqo Lvchuang”), Daqo New Energy (Hong Kong) Co., Limited (“Daqo Hong Kong”) and Inner Mongolia Daqo New Energy Co., Ltd.(“Inner Mongolia Daqo”) are collectively referred to as the Group.

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

In order to qualify for the Sci-Tech Innovation Board (“STAR”) market initial public offering (“IPO”) of Xinjiang Daqo, the Group sold 4.4% of equity interest in Xinjiang Daqo’s in June 2020 to four of its directors for the aggregate cash consideration of $28.1 million based on a determined fair value of Xinjiang Daqo supported by a valuation report. The equity interests not held by the Group are presented as a non-controlling interest in the Group’s consolidated financial statements.

The Group’s major operational subsidiary Xinjiang Daqo completed the aforementioned IPO on the Shanghai Stock Exchange’s Sci-Tech Innovation Board on 22 July, 2021, and raised net proceeds of approximately $935.0 million, to fund its business operations. Following the IPO, the Company holds approximately a total ownership of 80.7% of Xinjiang Daqo, directly and indirectly.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

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

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Areas where management uses subjective judgment include, but not limited to, useful lives and residual values of long-lived assets, and valuation allowances for deferred tax assets. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

(d) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and notes receivable.

As of December 31, 2020 and 2021, all of the Group’s cash, cash equivalents, restricted cash and short-term investments were held by major financial institutions in the PRC and international institutions outside of the PRC which management believes are of high credit ratings and no significant credit risk exists for these accounts.

As of December 31, 2020 and 2021, Notes receivable represents bank acceptance drafts that are non-interest bearing and due within three to twelve months. During the year ended December 31, 2020 and 2021, bank’s acceptance notes were used to collect the payment or settle the payable based on an administrative convenience, given these notes are readily convertible to be known amounts of cash. In accordance with the procurement agreements, whether cash or bank acceptance notes to settle the payables is at the Group’s discretion, and this selection does not impact the agreed contractual purchase prices. The Group accounts for the transfer of bank acceptance notes, including endorsing bank’s acceptance notes to suppliers and discounting the notes to other banks, as a sale of financial instrument, and derecognizes the notes receivables accordingly. The Group is not directly involved in the cash exchange based on convenience, therefore the Group still report corresponding constructive receipts and disbursements as cash flows from operating activities on the consolidated statements of cash flows.

(e) Cash, cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Restricted cash of $41.8 million and $0.2 million as of December 31, 2020 and 2021, respectively, are restricted bank deposits for notes issued by several banks mainly for the Group’s purchases of raw materials, and plant and equipment, etc. These restricted bank deposits carry fixed interest rates and will be released when the related notes or debts are settled by the Group.

(f) Short-term investments

Short-term investments consist of financial products of the following types:

Structured financial products

The structured financial products are mainly deposits due within 6 months with secured principal and variable interest rates and are restricted as to withdrawal before maturity. The Company elects to adopt the fair value option in accordance with ASC 825 Financial Instruments for such financial products. Changes in the fair value of the investments are recorded as investment income in the consolidated statements of operations.

Wealth management products

The wealth management products are mainly deposits with unsecured principal and variable interest rates placed with financial institutions and are not restricted as to withdrawal before maturity. These products were bought and held principally for the purpose of selling them in the near term, so the Company classified them as trading securities. Unrealized holding gains/losses and realized gains/losses for trading securities are recorded as investment income in the consolidated statements of operations.

(g) Allowance for credit losses

After the adoption of ASU 2016-13 Financial instruments- credit losses on January 1, 2020, the Group applied a current expected credit losses (“CECL”) model for financial instruments measured at amortized cost, including notes receivable, amount due from related parties and other receivable. The Group establishes CECL for pools of assets with similar risk characteristics by evaluating aging trends. According to historical levels of credit losses and current economic conditions, no allowance for credit losses was provided on the aforementioned financial instruments outstanding as of December 31, 2020 and 2021.

(h) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the following estimated useful lives:

Buildings and plant	30	years
Machinery and equipment	15	years
Furniture, fixtures and equipment	3-10	years
Motor vehicles	6	years

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Costs incurred on construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the costs of such assets. The Group capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. Interest expense capitalized for the years ended December 31, 2019, 2020 and 2021 was $6.6 million, $0.3 million and nil, respectively.

(i) Inventories

Inventories are stated at lower of cost or net realizable value. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess inventories to the estimated net realizable value based on historical and forecasted demand. Estimated net realizable value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. The write-down to inventories for the years ended December 31, 2019, 2020 and 2021 were $0.3 million, $2.0 million and nil respectively.

(j) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The purchase price of land use right represents the operating lease prepayments for the rights to use the land in the PRC under ASC 842 and is amortized over the remaining lease term. The Group recorded lease expenses of $0.6 million, $0.7 million and $0.8 million, for the years ended December 31, 2019, 2020 and 2021, respectively.

(k) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that the Group considers in deciding when performing an impairment review include, but are not limited to, significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. The Group makes subjective judgments in determining the independent cash flows that’s related to a specific asset group based on the asset usage model and manufacturing capabilities. The Group measures the recoverability of assets that will continue to be used in the operations by comparing the carrying value of the asset group to the estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value. The Group determines the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporates assumptions that it believes marketplace participants would utilize.

The Group did not recognize any impairment losses for the years ended December 31, 2019, 2020 and 2021 respectively.

(l) Lease

The Group adopted ASC 842, Lease on January 1, 2019. As of December 31, 2020 and 2021, the Group only has lease for its corporate and administrative office located in Shanghai. At the commencement of the lease, management determines its classification as an operating lease. The Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use.

At the commencement date of a lease, the Group recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset during the lease term. The future fixed lease payments are discounted using the incremental borrowing rate, as the rate implicit in the lease is not readily determinable.

Given the Group has only one leased property, the financial impact in the consolidated balance sheet and statement of operations is immaterial.

(m) Revenue recognition

The Group recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers.

Substantial all of the Group’s revenue is generated from sales of polysilicon from customers in the PRC. The Group recognizes sales of polysilicon at a point in time following the transfer of control of its products to the customers, which occurs upon delivery according to the terms of the underlying contracts. The Group’s standalone selling prices are based on the prices charged to customers for the single performance obligation which is transfer of control of polysilicon upon acceptance by the customers.

Variable consideration that could affect the Group’s reported revenues is sales returns, which is recorded as a reduction of revenues. Return rights of defective products are typically contractually limited within a period ranging from 3 to 30 days upon acceptance. There were not sales returns occurred for each reporting period presented. No warranties, incentives, or rebates arrangements has been offered to the customers.

For a majority of the sales arrangements, the Group requires advanced payments prior to shipments. For customers with trade credit granted on a short-term basis within 30 days, the Group records accounts receivable at the invoiced amount, net of an estimated allowance for credit losses. As of both December 31, 2020 and 2021, accounts receivable was nil. Advances from customers are to secure polysilicon supply, which are applied against future purchases and deducted according to the agreed proportion. Contract liabilities represent the obligations to transfer polysilicon for which the Group has received considerations from customers. The Group refers to contract liabilities as “advances from customers” on the consolidated financial statements and the related disclosures. The balance of advances from customers inclusive of the short-term and long-term portion was $41.0 million and $293.6 million as of December 31, 2020 and 2021, respectively. Revenue recognized from the beginning advances from customers balance as of January 1, 2020 and January 1, 2021 was $33.0 million and $37.8 million, respectively.

The Group receives long-term advance payments from some customers according to the contracts. The Group determines if there is a significant financing component for these contracts considering the length of time between the customers’ payment and the transfer of control of the goods. When a significant financing component has been identified, the transaction price for these contracts is discounted, using the rate that would be reflected in a separate financing transaction at contract inception.

Practical Expedients and Exemptions

The Company applies the practical expedient for short-term advances received from customers and long-term advance payments - short term portion. That is, the promised amount of consideration is not adjusted for the effects of a significant financing component if the period between the transfer of the promised good or service and the payment is one year or less.

The Company elects not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

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

(o) Shipping and handling

Costs to ship products to customers are recorded as selling, general and administrative expenses in the consolidated statements of operations, which amounted to $6.3 million, $8.6 million and $8.3 million, for the years ended December 31, 2019, 2020 and 2021, respectively.

(p) Research and development expenses

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

(q) Government subsidies

The Group receives unrestricted cash subsidies from local government agencies. The government agencies, at their discretion, determine the amount of the subsidies with reference to fixed assets and land use right payments, value-added tax and income taxes paid, bank loan interest expenses paid or electricity consumed by the Group. The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received for the years ended December 31, 2019, 2020 and 2021 were $5.6 million, $0.5 million and $1.1 million respectively. Government subsidies related to funding purchase of fixed assets are recorded as long term liabilities and amortized on a straight-line basis over the useful life of the associated asset in other operating income, net. Government grants related to fixed assets received for the years ended December 31, 2019, 2020 and 2021 were nil, $0.4 million and nil, respectively.

(r) Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry-forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(s) Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of operations based on the fair value of equity awards at the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The fair value of share options is determined using the Binomial option pricing model and the fair value of restricted share units (“RSUs”) is determined with reference to the fair value of the underlying equity share at the grant date. The Group has made an estimate of expected forfeiture and is recognizing compensation costs only for those equity awards expected to vest. The share-based compensation expenses have been categorized as either selling, general and administrative expenses, cost of sales, or research and development expenses depending on the job functions of the grantees.

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

For the years ended December 31, 2019, 2020 and 2021, the Group recognized share-based compensation expense of $17.9 million, $17.9 million and $10.1 million, respectively, which was recognized in the statements of operations as follows:

	Year ended December 31,
	2019	2020	2021
Selling, general and administrative expenses	$15,463	$15,929	$8,389
Cost of revenues	2,084	1,857	1,586
Research and development expenses	350	122	102
Total	$17,897	$17,908	$10,077

(t) Earnings (loss) per ordinary share

Basic earnings (loss) per ordinary share is computed by dividing the net income attributable to ordinary shares holders by the weighted average number of ordinary shares outstanding during the year.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

at historical exchange rates. Revenues, expenses, gains and losses are translated at average rate of exchange prevailing during the periods presented. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of changes in equity and comprehensive income.

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash, cash equivalents, restricted cash and short-term investment denominated in RMB amounted to $117.5 million and $1,002.0 million as of December 31, 2020 and 2021, respectively.

(v) Comprehensive (loss) income

Comprehensive (loss) income includes all changes in equity except those resulting from investments by owners and distributions to owners, and included net income and foreign currency translation adjustments. As of December 31, 2019, 2020 and 2021, accumulated other comprehensive (loss) income was comprised entirely of foreign currency translation adjustments, net of tax.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, notes receivable, amount due from related parties, accounts payable, notes payable, payables for purchase of property, plant and equipment, amounts due to related parties and short-term bank borrowings. The carrying amounts of these short-term financial instruments, other than short-term investments which is subject to recurring fair value measurement, approximate their fair values due to the short-term maturity of these instruments.

The Group’s long-term bank borrowings consist of fixed and floating rate loans. The carrying amounts of long-term bank borrowings approximate their fair values because the interest rates are comparable to the observable market rates. As of December 31, 2021, the Group has repaid all the outstanding bank loans.

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

(y) Recent accounting pronouncements not yet adopted

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832)—Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. The Company does not expect this ASU would have a material impact on the consolidated financial statements.

3. EXIT AND DISPOSAL ACTIVITIES

In 2018, the Company decided to discontinue the operation in Chongqing Daqo, including wafer manufacturing, and presented it as discontinued operation. The discontinued operation was completely terminated as of the end of 2020. Therefore, it has no impact on the consolidated financial statements for the year ended December 31, 2021.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2020	2021
Spare parts	$7,077	$6,467
Prepaid value added tax (“VAT”)	121	34,300
Prepaid costs for equity offering of Xinjiang Daqo	1,511	—
Others	2,768	917
Total	$11,477	$41,684

5. INVENTORIES

Inventories consist of the following:

	December 31,
	2020	2021
Raw materials	$11,335	$108,925
Work-in-process	7,887	20,593
Finished goods	22,937	198,253
Total	$42,159	$327,771

Inventory write-down was $0.3 million, $2.0 million and nil for the years ended December 31, 2019, 2020 and 2021.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2020	2021
Cost
Buildings and plant	$444,829	$468,309
Machinery and equipment	880,554	910,070
Furniture, fixtures and equipment	55,437	59,549
Motor vehicles	1,123	1,176
Less: Accumulated depreciation	(381,685)	(466,549)
Property, plant and equipment, net	$1,000,258	$972,555
Construction in process	26,828	586,555
Total	$1,027,086	$1,559,110

Depreciation expense was $47.4 million, $68.7 million and $77.4 million for the years ended December 31, 2019, 2020 and 2021, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

7. BORROWINGS

The Group’s bank borrowings consist of the following:

	December 31,
	2020	2021
Short-term bank borrowings	$15,317	$—
Long-term bank borrowings, current portion	55,114	—
Total borrowings, current	70,431	—
Long-term bank borrowings, non-current portion	123,222	—
Total	$193,653	$—

Most of the Group’s bank borrowings were guaranteed by Daqo Group and its related parties. The Group has fully repaid the bank borrowings in 2021, with guarantees still being effective during the validity period of long-term facility contracts.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2020	2021
Accrued payroll and welfare	$10,086	$20,554
VAT and other tax payables	14,373	15,602
Accrued shipment expenses	1,245	19
Others	4,444	4,673
Total	$30,148	$40,848

9. ADVANCES FROM CUSTOMERS

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group’s revenue recognition policy.

Advances from customers consist of the following and is analyzed as long-term and short-term portion respectively:

	December 31,
	2020	2021
Customer A	$11,353	$115,744
Customer B	3,187	67,026
Customer C	—	39,173
Others	26,508	71,676
Total	$41,048	$293,619
Less: Advances from customers – short-term portion	$37,783	$202,958
Advances from customers – long-term portion	$3,265	$90,661

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

10. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

As of December 31, 2020 and 2021, short-term investments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

	Fair Value Measurement As of December 31, 2021
	Quoted Prices in	Significant Other	Significant
	Active Market for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Short-term investments
- Structured financial products	$—	$269,946	$—	$269,946
- Wealth management products	10,305	—	—	10,305
Total	$10,305	$269,946	$—	$280,251

The fair value of structured financial products is determined based on the investment principal and historical spot exchange rate. As the significant inputs are observable in active markets over the terms of the instruments the Group holds, the fair value of such financial products is classified within Level 2 measurement.

The wealth management products are measured at fair value which can be obtained directly from active markets. As such, the fair value of such financial products is classified within Level 1 measurement.

Nonrecurring Fair Value Measurements

The Group measures long-lived assets at fair value on a nonrecurring basis only if an impairment is recognized in the current period. There is no impairment losses recorded on its long-lived assets for the years ended December 31, 2019, 2020 and 2021.

11. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During the years ended December 31, 2019, 2020 and 2021, the Group recognized expenses relating to its contribution to the government sponsored defined contribution plans of $3.5 million, $3.7 million and $5.7 million respectively.

(b) Statutory Reserves and Restricted Assets

Foreign invested enterprises in PRC are required under PRC laws to distribute its after-tax profits of the current year and draw 10 percent of the profits as the company’s statutory common reserve. The Company may stop drawing the profits if the aggregate balance of the common reserves has already accounted for over 50 percent of the company’s registered capital. The common reserves shall be used for making up losses, expanding the production and business scale or increasing the registered capital

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

of the company. As of December 31, 2019, 2020 and 2021, the Group’s aggregate balance of the statutory common reserves was $43.3 million, $58.2 million and $149.5 million, respectively.

In accordance with relevant PRC laws and regulations, the Group’s PRC subsidiaries are prohibited to make distribution of their registered capital, statutory reserves and the proceeds received from the IPO in STAR market in the form of cash dividends, loans or advances and the related restricted portion amounted to $1,437.3 million as of December 31, 2021.

12. INCOME TAXES

The Company was incorporated in the Cayman Islands and is not subject to tax in this jurisdiction.

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiary domiciled in Hong Kong has applied a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK$2 million of profits of corporations is 8.25%, while profits above that amount is subject to the tax rate of 16.5%.

The Company’s subsidiaries are registered in the PRC as foreign invested enterprises. Under the Laws of the People’s Republic of China on Enterprise Income Tax (the “EIT Law”) which are effective January 1, 2008, the statutory enterprise income tax rate is 25%.

Xinjiang Daqo is a foreign-invested enterprise established on February 22, 2011 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. According to Announcement [2020] No.23 of the Ministry of Finance, State Taxation Administration and National Development and Reform Commission, Xinjiang Daqo was established in western China and meets certain requirements under the announcement and therefore is entitled to a preferential tax rate of 15% until December 31, 2030. During the years ended December 31, 2020 and 2021, Xinjiang Daqo was entitled to a preferential tax rate of 15%. Other PRC subsidiaries are subject to statutory rate of 25%.

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. In accordance with applicable accounting principles of ASC 740-30, a deferred tax liability shall be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis of an investment in a foreign subsidiary, except for the indefinite reinvestment exception. Before Xinjiang Daqo’s initial public offering in China in 2021, the Company determined that the undistributed earnings of Xinjiang Daqo had been and would be indefinitely reinvested, and no deferred tax liability was recognized on the undistributed earnings of Xinjiang Daqo. Upon the completion of Xinjiang Daqo’s IPO in 2021, Xinjiang Daqo’s dividends distribution policy was changed to be that, its accumulated dividends distributed in cash in the recent three years shall not be less than 30% of its average annual distributable profits in the past three years, to be in compliance with the PRC listing rules. That means, no less than 10% of its annual attributable profit shall be distributed during the recent three years since 2021. Therefore, the Company recorded a deferred tax liability of $14.5 million as of December 31, 2021 based on an estimate that 20.18% of distributable profit from Xinjiang Daqo and its subsidiaries (“PRC listed group”) for the year ended December 31, 2021 will be distributed in 2022 (refer to Note 20).

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended for five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2021, the Group’s PRC subsidiaries were subject to examination of the PRC tax authorities. The Company classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in the years ended December 31, 2019, 2020 and 2021, respectively.

Income before income taxes from the PRC was $49.8 million, $179.6 million and $1,046.2 million for the years ended December 31, 2019, 2020 and 2021, respectively. Loss before income taxes from outside the PRC was $12.0 million, $17.5 million and $11.3 million for the years ended December 31, 2019, 2020 and 2021, respectively.

Income tax expenses comprise:

	Year ended December 31,
	2019	2020	2021
Current tax expenses	$4,941	$29,436	$156,894
Deferred tax (benefit) expenses	4,682	(1,254)	13,207
Total	$9,623	$28,182	$170,101

The principal components of deferred income tax assets and liabilities from continuing operations are as follows:

	December 31,
	2020	2021
Deferred tax assets:
Long-lived assets depreciation	$1,665	$1,546
Deferred government subsidies	60	68
Net operating loss carried forward	709	816
Sub-total	$2,434	$2,430
Valuation Allowance	(709)	(816)
Total deferred tax assets	$1,725	$1,614

Deferred tax liabilities:
Long-lived assets depreciation	$(4,540)	$(3,258)
Difference in basis of buildings	(646)	(621)
Dividend withholding tax	—	(14,461)
Total deferred tax liabilities	$(5,186)	$(18,340)
Deferred tax liabilities, net	$(3,461)	$(16,726)

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The changes of valuation allowance from continuing operation are as follows:

	Year ended December 31,
	2019	2020	2021
Beginning balance	$—	$729	709
Reversal	735	(65)	87
Foreign exchange effect	(6)	45	20
Ending Balance	$729	$709	816

The Group uses the asset and liability method to record related deferred tax assets and liabilities. The Group considers positive and negative evidences to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group provided a full valuation allowance for the deferred tax assets relating to its PRC subsidiaries from continuing operation other than Xinjiang Daqo as of December 31, 2019, 2020 and 2021 in the amount of $0.7 million, $0.7million and $0.8 million, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. The Group also provided a full valuation allowance for the deferred tax assets relating to Chongqing Daqo’s historical operation amounted to $23.3 million, $24.3 million and $20.5 million as of December 31, 2019, 2020 and 2021, respectively.

The effective income tax rate from continuing operation is different from the expected PRC statutory rate as a result of the following items:

	Year ended December 31,
	2019	2020	2021
PRC Enterprise Income Tax	25%	25%	25%
Preferential income tax rate of a subsidiary	(14)%	(11)%	(10)%
Effect of different reversal rate	5%	—	—
R&D Super deduction	(3)%	(1)%	—%
Different tax rate in other jurisdictions	12%	4%	—
Dividend withholding tax	—	—	1%
Effective tax rate	25%	17%	16%

Xinjiang Daqo enjoys the preferential tax rate of 15% until December 31, 2030 if the requirements of Western (Region) Development Enterprise are satisfied. The impact of the preferential tax rates decreased income taxes by $5.2 million, $17.4 million and $104.3 million for the years of 2019, 2020 and 2021, respectively. The benefit on net income per share was $0.02, $0.05 and $0.28 for the years of 2019, 2020 and 2021, respectively.

13. NON-CONTROLLING INTERESTS

In July 2021, the Group’s major operational subsidiary Xinjiang Daqo completed its IPO in China and started trading on the Shanghai Stock Exchange’s Sci-Tech Innovation Board. The IPO raised net proceeds of approximately $935.0 million, of which, $344.3 million was recorded in the non-controlling interest and $590.7 million was recorded in the additional paid in capital.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Following the IPO, the Company holds approximately a total ownership of 80.7% of Xinjiang Daqo, directly and indirectly. Xinjiang Daqo’s non-controlling interests’ ownership of the subsidiary changed from 4.40% to 19.30% due to the IPO.

The following schedule shows the effects of changes in the Company’s ownership interest in less than wholly owned subsidiaries on equity attributable to Daqo New Energy Corp. shareholders:

	Year ended December 31,
	2019	2020	2021
Net income attributable to Daqo New Energy Corp. shareholders	$29,524	$129,195	$748,924
Transfers from the non-controlling interests:
Increase in the Company’s paid-in capital from sale of non-controlling interest	—	3,658	—
Increase in the Company’s paid-in capital from subsidiary’s offering of its equity interests to third parties	—	—	594,301
Net transfers from non-controlling interests	—	3,658	594,301
Change from net income attributable to Daqo New Energy Corp. shareholders and transfers from non-controlling interests	29,524	132,853	1,343,225

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

The Company granted share options to certain officers, directors and employees in 2015, and didn’t grant any during the years ended December 31, 2019, 2020 and 2021.

The Company utilized the Binomial option pricing model to evaluate the fair value of the stock options with reference to the closing price of the Company on the measurement dates.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2021 is as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options	Price	Contract Life	Value
Options outstanding on January 1, 2021	1,848,267	0.59	3.74	20,104
Granted	—	—
Forfeited	(25,850)	—
Expired	—	—
Exercised	(47,000)	—
Options outstanding on December 31, 2021	1,775,417	0.59	2.74	13,261
Options exercisable on December 31, 2021	1,775,417	0.59	2.74	13,261

Note: All the Company’s options have been vested as of December 31, 2021.

The share-based compensation expense related to stock options of approximately $0.1 million, nil and nil were recognized by the Group for the years ended December 31, 2019, 2020 and 2021, respectively.

The Company granted non-vested RSUs to certain directors, executive officers and employees in 2017 and 2018, and didn’t grant any during the years ended December 31, 2019, 2020 and 2021. The Company recorded compensation expenses based on the fair value of RSUs on the grant dates over the requisite service period of award using the straight line vesting attribution method.

A summary of the non-vested RSU activity in 2021 is as follows:

		Weighted
		Average
	Number of	Grant Date
	RSUs	Fair Value
Non-vested RSUs on January 1, 2021	17,583,452	1.38
Granted	—
Vested	(7,252,250)	1.39
Forfeited	(41,850)	1.27
Non-vested RSUs on December 31, 2021	10,289,352	1.38

The share-based compensation expense related to RSUs of $17.9 million, $17.9 million and $10.1 million were recognized by the Group for the years ended December 31, 2019, 2020 and 2021.

As of December 31, 2021, there was $12.0 million in total unrecognized compensation cost related to non-vested RSUs, which is expected to be recognized over a weighted-average period of 1.62 years.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

15. RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationships between the Group and major related parties are as follows:

Name of the related party	Relationship
Daqo Group Co., Ltd. (“Daqo Group”)	Daqo Group and the Group are controlled by same group of shareholders
Zhenjiang Daqo Solar Co. Ltd.(“Zhenjiang Daqo”)	An affiliated company controlled by Daqo Group
Daqo Solar Co. Ltd (“Daqo Solar”)	An affiliated company controlled by Daqo Group
Daqo New Material Co., Ltd. (“Daqo New Material”)	An affiliated company controlled by Daqo Group
Chongqing Daqo Tailai Electric Co., Ltd. (“Chongqing Daqo Tailai”)	An affiliated company controlled by Daqo Group
Nanjing Daqo Transformer Systems Co., Ltd. (“Nanjing Daqo Transformer”)	An affiliated company controlled by Daqo Group
Jiangsu Daqo Changjiang Electric Co., Ltd. (“Jiangsu Daqo”)	An affiliated company controlled by Daqo Group
Nanjing Daqo Electric Co., Ltd. (“Nanjing Daqo Electric”)	An affiliated company controlled by Daqo Group
Zhenjiang Electric Equipment Co., Ltd. ( “Zhenjiang Electric”)	An affiliated company controlled by Daqo Group
Daqo Investment Co.,Ltd.(“Daqo Investment”)	An affiliated company controlled by Daqo Group
Nanjing Yidian Huichuang Information Technology Co.,Ltd. (“Nanjing Yidian”)	An affiliated company controlled by Daqo Group, and disposed in September 2020

(2)	Related party balances:

The balances due from related parties of continuing and discontinued operations are as follows:

	December 31,
	2020	2021
Amounts due from related parties (continuing operations)
Nanjing Daqo Transformer	$104	$—
Others	25	—
Total	$129	$—

The balances due to related parties – short-term portion of continuing operations are as follows:

	December 31,
	2020	2021
Amounts due to related parties – short term portion (continuing operations)
Nanjing Daqo Transformer	$170	$1,729
Chongqing Daqo Tailai	55	2,085
Daqo New Material	4,549	4,673
Nanjing Daqo Electric	—	981
Jiangsu Daqo	5	612
Zhenjiang Electric	—	231
Others	371	504
Total	$5,150	$10,815

The balance due to related parties – long-term portion (continuing operations) of nil and $4.2 million represents the consideration payables to Daqo Group for the acquisition of Xinjiang Daqo Investment as of December 31, 2021 and 2020, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(3)	Related party transactions:

The material transactions with Daqo Group and its subsidiaries were as follows:

	Transaction	Year Ended December 31,
Name of Related parties	Nature	2019	2020	2021
Daqo Group	Repayment of interest free loans	$—	$11,597	$4,650
Zhenjiang Daqo	Proceeds from interest free loans	—	4,349	—
	Repayment of interest free loans	—	4,349	—
	Sales	3,987	—	—
Daqo Solar	Proceeds from interest free loans	16,005	18,520	13,213
	Repayment of interest free loans	16,005	18,412	13,483
Nanjing Daqo Transformer	Purchase-fixed assets	12,337	40	12,913
	Proceeds from interest free loans	1,842	—	—
	Repayment of interest free loans	1,842	8,131	—
Chongqing Daqo Tailai	Purchase-fixed assets	15,212	111	17,812
	Proceeds from interest free loans	2,541	—	—
	Repayment of interest free loans	2,541	5,049	—
Jiangsu Daqo	Purchase-fixed assets	4,115	—	5,299
Nanjing Daqo Electric	Purchase-fixed assets	6,229	45	8,553
Zhenjiang Electric	Purchase-raw material	1,700	—	1,967
Nanjing Yidian	Purchase-fixed assets	8,690	1,218	—
	Purchase-raw material	1,625	560	—
Total	Sales	$3,987	$—	—
	Purchase-fixed assets	$46,583	$1,414	44,577
	Purchase-raw material	$3,325	$560	1,967
	Proceeds from related parties loans	$20,388	$22,869	13,213
	Repayment of related parties loans	$20,388	$47,538	18,133

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

16. EARNINGS PER SHARE

The calculation of earnings per share is as follows:

	Year ended December 31,
	2019	2020	2021
Numerator used in basic and diluted earnings per share:
Net income attributable to Daqo New Energy Corp. ordinary shareholders from continuing operations	$28,263	$129,336	748,924
Income(Loss) attributable to Daqo New Energy Corp. ordinary shareholders from discontinued operations, net of tax	1,261	(141)	—
Net income attributable to Daqo New Energy Corp. ordinary shareholders—basic and diluted	$29,524	$129,195	748,924
Denominator used in basic and diluted earnings per share:
Weighted average number of ordinary shares outstanding used in computing earnings per share-basic	339,571,054	355,087,013	369,341,105
Plus: Dilutive effects of share options	5,568,144	4,421,397	1,735,798
Dilutive effects of RSUs	4,822,360	15,508,740	12,689,503
Weighted average number of ordinary shares outstanding used in computing earnings per share—diluted	349,961,558	375,017,150	383,766,406

Basic earnings per share-continuing operations	$0.08	$0.36	$2.03
Basic earnings per share-discontinued operations	$0.01	$0.00	$—
Net income attributable to Daqo New Energy Corp. per ordinary share—basic	$0.09	$0.36	$2.03

Diluted earnings per share-continuing operations	$0.08	$0.34	$1.95
Diluted earnings per share-discontinued operations	$0.00	$0.00	$—
Net income attributable to Daqo New Energy Corp. per ordinary share—diluted	$0.08	$0.34	$1.95

17. COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2021, commitments outstanding for the purchases of property, plant and equipment approximated $58.2 million, which will be due subsequent to receipt of the purchases.

In December 2021, Xinjiang Daqo, the Company’s subsidiary, signed the framework agreement with the government of Baotou city that, the Company plans to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 metric tons("MT"), polysilicon projects for the semiconductor industry with a total annual capacity of 21,000 MT, silicon metal projects with a total annual capacity of 300,000 MT and silicone projects with a total annual capacity of 200,000 MT in Baotou city.

Regarding the polysilicon project for the solar and semiconductor industries, the Company plans to invest in two phases. The first phase is to build 100,000 MT polysilicon project for the solar industry and a 1,000 MT polysilicon project for the semiconductor industry with an estimated investment of about RMB8.55 billion. It will be started in the first quarter of 2022 and put into operation in the second quarter of 2023. The timetable for the second phase will be determined according to market conditions in the future.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

As of December 31, 2021, almost all capital expenditure contracts related to Baotou project have not been signed with suppliers.

18. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The chief operation decision makes reviews the consolidated results when making decision about allocating resources and assessing performance of the Group as a whole and hence, the Company has only one reportable segment - Polysilicon. Although Xinjiang Daqo got listed in the PRC in 2021, considering the PRC listed group generates all the revenues and possesses substantially all the assets of the Group, the chief operating decision maker does not change the way he reviews the consolidated results.

All of the Group’s revenues are derived in the PRC. The Group’s long-lived assets and operations are all located in the PRC and no geographical information is presented.

19. CONCENTRATION AND RISKS

The following customers individually accounted for 10% or more of revenues:

	Year ended December 31,
	2019	2020	2021
Customer A	$187,217	$369,333	$532,129
Customer B	*	67,431	230,088
Customer D	*	*	268,466
Customer E	$84,226	$126,759	$225,899

*Represents less than 10%

Total sales to the Group’s large customers whose sales constitute over 10% of revenue accounted for approximately 78%, 83% and 75% of revenues for the years ended December 31, 2019, 2020 and 2021, respectively. The Group is substantially dependent upon the continued participation of these customers in order to maintain its revenues. Significantly reduction in the Group’s dependence on these customers is likely to take time and there can be no assurance that the Group will succeed in reducing such dependence.

The Group’s polysilicon manufacturing facilities are located in Xinjiang to be close to sources of raw materials and energy for polysilicon production. Raw materials required for the Group’s polysilicon manufacturing process primarily include metallurgical grade silicon, electricity and other utilities, and other significant inputs for production, such as argon gas, caustic soda and graphite parts. The Group purchased most of its metallurgical grade silicon from two suppliers in Xinjiang. Most of the electricity and other utilities like steam are purchased from one supplier in Xinjiang. Although there are a limited number of manufacturers of the particular metallurgical grade silicon, electricity and other utilities, management believes that other suppliers could provide similar inputs on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

20. SUBSEQUENT EVENTS

Private Offering of Xinjiang Daqo

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019 2020 AND 2021

(U.S. dollars in thousands, except share and per share data or otherwise stated)

On January 24, 2022 the Company announced that, Xinjiang Daqo intends to issue no more than 577.5 million ordinary shares and raise approximately RMB11 billion through a private offering to qualified institutional buyers in compliance with STAR market in China. The proceeds from this offering will be used for the construction of its 100,000 MT polysilicon expansion project in Baotou, and supplement the need of working capital. Upon completion of this private offering, the equity ownership percentage in Xinjiang Daqo ultimately held by the Company will be reduced from 80.7% to 62.1%, if the maximum 577.5 million ordinary shares of Xinjiang Daqo are issued.

Xinjiang Daqo’s 2021 Profit Distribution Plan

The Board of Xinjiang Daqo has approved the Profit Distribution Plan of 2021("2021 Distribution Plan") which decides to distribute cash dividends inclusive of taxes of RMB 1,155,000,000 (an equivalence of USD 181,743,870.0). As such, an estimation of 20.18% of distributable profit from PRC listed group will be distributed in 2022. The 2021 Distribution Plan still needs to be approved by the 2021 Annual Shareholders’ Meeting of PRC listed group.

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

DECEMBER 31, 2020 AND 2021

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2020	2021
ASSETS
Current assets:
Cash and cash equivalents	$860	$2,263
Prepaid expenses and other current assets	2,374	379
Total current assets	3,234	2,642
Investments in subsidiaries	764,046	2,159,482
TOTAL ASSETS	$767,280	$2,162,124

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$157	$165
Total current liabilities	157	165
Equity:
Ordinary shares ($0.0001 par value 500,000,000 shares authorized as of December 31, 2020 and 2021; 369,878,552 shares issued and 365,235,402 shares outstanding as of December 31, 2020, 377,177,802 shares issued and 372,534,652 shares outstanding as of December 31, 2021)	37	38
Additional paid-in capital	412,450	1,016,855
Retained earnings	330,118	1,079,042
Accumulated other comprehensive income	26,267	67,773
Treasury shares, at cost (4,643,150 shares as of December 31, 2020 and 2021)	(1,749)	(1,749)
Total shareholders’ equity	767,123	2,161,959
TOTAL LIABILITIES AND EQUITY	$767,280	$2,162,124

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands)

	Year ended December 31,
	2019	2020	2021
Operating expenses:
General and administrative	$(11,976)	$(12,728)	$(11,292)
Total operating expenses	(11,976)	(12,728)	(11,292)
Loss from operations	(11,976)	(12,728)	(11,292)
Interest income	21	7	—
Income tax expense	—	(2,391)	—
Net loss before share of results of subsidiaries	(11,955)	(15,112)	(11,292)
Equity in earnings of subsidiaries	41,479	144,307	760,216
Net income attributable to Daqo New Energy Corp. ordinary shareholders	$29,524	$129,195	$748,924

Other comprehensive (loss) income:
Foreign currency translation adjustments, net of tax of nil	(6,704)	46,204	45,160
Total other comprehensive (loss) income:	(6,704)	46,204	45,160
Comprehensive income	$22,820	$175,399	$794,084

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(U.S. dollars in thousands)

	Year ended December 31,
	2019	2020	2021
OPERATING ACTIVITIES
Net cash used in operating activities	(933)	(1,066)	(736)

FINANCING ACTIVITIES
Proceeds from options exercised	791	580	2,139
Net cash provided by financing activities	791	580	2,139
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(142)	(486)	1,403
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	1,488	1,346	860
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$1,346	$860	$2,263

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

Notes

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

2. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. For the parent company, Daqo New Energy Corp records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries”. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company will continue to reflect its share, based on its proportionate interest, of the losses of subsidiaries regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures provide certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

4. As of December 31, 2020 and 2021, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been disclosed separately in the consolidated financial statements.