Form 20-F
period 2022-12-31
DAQO NEW ENERGY CORP.
filed 2023-04-27
CIK 1477641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class for the period covered by the annual report 391,023,327 ordinary shares, par value US$0.0001 per share, as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Except where the context otherwise requires:

●	“we,” “us,” “our company,” “our” or “Daqo Cayman” refers to Daqo New Energy Corp., its subsidiaries and, until December 30, 2013, its consolidated variable interest entity;
●	“ADSs” refers to our American depositary shares, each of which represents five ordinary shares. On November 17, 2020, we effected a change of the ADS to ordinary share ratio from one ADS representing 25 ordinary shares to one ADS representing five ordinary shares. The ratio change had the same effect as a 1-for-5 ADS split;
●	“cash cost” is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense and share-based compensation expense, divided by the production volume in the period indicated;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
●	“production cost” is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated;
●	“PV” means photovoltaic;
●	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“$,” “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“EUR” or “Euro” refers to the legal currency of the European Union.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	the demand for photovoltaic products and the development of photovoltaic technologies;
●	global supply and demand for polysilicon;
●	alternative technologies in cell manufacturing;
●	our ability to significantly expand its polysilicon production capacity and output;
●	our ability to successfully operate our newly built polysilicon and other facilities in new locations such as Baotou;
●	the reduction in or elimination of government subsidies and economic incentives for solar energy applications;
●	our ability to lower its production costs;
●	changes in the political and regulatory environment; and
●	the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance.

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

We are exposed to legal and operational risks associated with our operations in China. We are subject to risks arising from China’s legal system, including uncertainties in the interpretation and the enforcement of the PRC laws and regulations. In addition, rules and regulations in China can change quickly with little advance notice. In recent years, Chinese regulators have announced regulatory actions targeting certain sectors of China’s economy, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in China. Although the solar power industry does not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially and adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital.

The PRC government may also intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, including us, at any time, substantial intervention and influence over the manner of our operations, which could result in a material change in our operations or the value of our ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that the regulators will agree with us or will not in the future adopt regulations that restrict our business operations or access to capital.

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

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures for Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), as well as Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises, which shall be effective on March 31, 2023. The Trial Measures set out the new regulatory requirements and filing procedures for PRC domestic companies seeking direct or indirect listing in overseas markets. According to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and filings shall be submitted within three working days after (i) the application for an initial public offering is submitted and (ii) any completion of offering of shares in the same stock market after the initial public offering and listing. If we plan to make any equity offering in the U.S. in the future, the Trial Measures and any related implementation rules to be enacted may subject us to additional compliance requirements.

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

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. For example, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation require, among others, certain competent authorities to identify critical information infrastructures. In November 2021, the Cybersecurity Administration of China (the “CAC”) promulgated the Draft Administrative Regulations on Cyber Data Security, or the Draft Cyber Data Security Regulations, for public comment. These draft regulations set forth different scenarios under which data processors would be required to apply for cybersecurity review. However, there is no definite timetable as to when these draft regulations will be enacted. In addition, the CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. In accordance with the Security Assessment Measures, a data processor should apply to the CAC for a security assessment under certain circumstances. We believe that these regulations have little impact on us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulation. However, we cannot guarantee that the regulators will agree with us.

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

Our financial statements contained in this annual report have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm that is headquartered in Shanghai, China with offices in other cities in China. It is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. As a result, the risk has been heightened. The process for implementing trading prohibitions pursuant to the HFCA Act will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government. The first such list was announced by the PCAOB on December 16, 2021, and all PCAOB-registered firms in China, including our auditor, were included on that list. Subsequently, we were conclusively identified by the SEC as a “Commission-Identified Issuer” under the HFCA Act on May 4, 2022 in respect of our annual report for 2021 filed on April 22, 2022. On December 15, 2022, the PCAOB announced its determination that it has been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act or the AHFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese governments that could affect our listing status in the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

We are a holding company incorporated in the Cayman Islands without any substantive operations, and our business is conducted through our PRC subsidiaries. We may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries are required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” for more details.

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

Summary of Risk Factors

The following is a summary of significant risk factors and uncertainties that may affect our business, which are discussed in more details below.

●	Our ability to maintain our growth and profitability depend on the demand for photovoltaic products and the development of photovoltaic technologies;
●	The imbalance between polysilicon supply and demand could cause polysilicon prices to decline;
●	The reduction in or elimination of government subsidies and economic incentives for solar energy applications could cause demand for our products and our revenues to decline;
●	We need a significant amount of cash to fund our future capital expenditure requirements and working capital needs;
●	We may not be successful in our efforts to continue to manufacture high quality polysilicon in a cost-effective manner;
●	Further development in alternative polysilicon production technologies or other changes in the photovoltaic industry could render our production process too costly or obsolete;
●	Our future commercial production and expansion projects may not be successful.In particular, we may not be able to successfully operate our newly built polysilicon and other facilities in new locations such as Baotou, Inner Mongolia;
●	We depend on a limited number of customers and sales contracts for a significant portion of our revenues;
●	Polysilicon production is energy-intensive, and our energy costs could rise and our electricity and other utility supplies could be disrupted;
●	Our business and operations may continue to be materially and adversely affected by the outbreak of COVID-19;
●	Existing laws and regulations and changes to these laws and regulations may present technical, regulatory, economic and trade barriers to the purchase and use of photovoltaic products, and restrictions on our ability to import or U.S. certain controlled U.S. technologies could also negatively affect us;
●	Substantially all of our production, storage, administrative, and research and development facilities are currently located in Shihezi City, Xinjiang, China, which may expose us to risks of damages or disruptions at these facilities as well as risks of dealing with sanctioned persons;
●	Changes in United States and China relations and related regulations may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares and/or our ADSs;
●	Uncertainties in China’s legal system, including the interpretation and enforcement of PRC laws and regulations, could limit the legal protection available to you and us;
●	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China;

●	Future equity offerings of our subsidiary, Xinjiang Daqo, in China’s A-share market may be subject to approval of the Shanghai Stock Exchange, CSRC and other regulatory agencies in China, which could impose uncertainty on our capital raising activities;
●	If the PCAOB is unable to inspect our auditors as required under the HFCA Act, the SEC will prohibit the trading of our ADSs, which may materially and adversely affect the value of your investment; and
●	Proceedings instituted by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

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

The solar industry is still at a relatively early stage of development, and the extent of acceptance of photovoltaic products is uncertain. The photovoltaic industry does not have data as far back as the semiconductor industry or other more established industries, for which trends can be assessed more reliably from data gathered over a longer period of time. Demand for photovoltaic products may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of photovoltaic technology and demand for photovoltaic products, including:

●	decreases in government subsidies and incentives to support the development of the photovoltaic industry;
●	international trade conflicts and consequently imposed tariffs for solar photovoltaic, or PV, products, and other renewable energy sources and products;
●	relative cost-effectiveness, performance and reliability of photovoltaic products compared to conventional;
●	success of other alternative energy sources, such as wind power, hydroelectric power and biofuel;
●	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;
●	the ability of photovoltaic product manufacturers to finance their business operations, expansions and other capital expenditures;
●	capital expenditures by end users of photovoltaic products, which tend to decrease when the economy slows down; and
●	deregulation or other regulatory actions affecting the electric power industry and the broader energy industry.

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

Our polysilicon sales prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and continue to expand capacities in order to achieve economies of scale. In the first half of 2016, average selling prices of polysilicon were relatively strong due to rush orders placed before China’s solar PV feed-in tariff adjustment went effective at the end of June 2016. In the second half of 2016, average selling prices of polysilicon declined due to decreasing demand. In 2017, the solar PV demand in China grew significantly to approximately 55 GW, and thus the average selling prices of polysilicon were relatively strong during the year. In 2018, polysilicon supply capacities increased in the second half of the year, which caused the average selling prices of polysilicon to decline again. In 2019, polysilicon supply capacities continued to increase significantly, while the growth of overall global solar PV demand was relatively weak and could not cover the additional supply. The solar PV demand was weak in the first half of 2020 due to the impact of COVID-19, leading to a decline in polysilicon prices. The solar PV demand recovered quickly in the second half of 2020, which caused polysilicon prices to pick up significantly. In 2021, polysilicon prices continued to increase significantly due to strong PV demand and relatively limited additional supply of polysilicon. In 2022, the growth of overall global solar PV demand continued to increase and the polysilicon supply was insufficient, resulting in further increases in polysilicon prices. In January and February 2023, polysilicon prices fluctuated significantly due to temporary adjustments in the utilization rates of downstream solar sectors. In March 2023, polysilicon prices started to gradually decline due to increasing supply. We expect that the overall solar PV demand will continue to grow and consume the additional supply of polysilicon in 2023. However, if the overall solar demand cannot consume the additional supply of polysilicon, it could cause polysilicon prices to decline and thus materially and adversely affect our profitability.

The reduction in or elimination of government subsidies and economic incentives for solar energy applications could cause demand for our products and our revenues to decline.

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power still exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, China has announced several reductions in solar feed-in tariffs (“FITs”) since the release of the “Notice on Leveraging the Price for the Development of the Solar Energy Industry” in 2013. A reduction in solar FITs was announced in May 2018 for solar power projects approved after May 31, 2018. The new FIT for solar power projects in Zone 1, 2 and 3 was reduced by RMB0.05 per kWh, to RMB0.5 per kWh, RMB0.6 per kWh and RMB0.7 per kWh, respectively. In 2019, China adopted a new method of bidding process to allocate subsidies for most of the domestic solar PV installations. A similar policy is applied in 2020. In 2016, global solar PV installations continued its growing trend and reached approximately 73 GW. In 2017, global solar PV installations grew significantly to approximately 100 GW. However, the growth rate of global PV installations slowed down in 2018 with approximately 110 GW newly installed in the year. In 2019, China domestic demand was negatively impacted by a long-delayed announcement of subsidy policy. However, demand from overseas markets remained robust. Global solar PV installations were approximately 115 GW in 2019 and further increased to 130 GW in 2020, 175 GW in 2021 and approximately 268 GW in 2022. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the photovoltaic industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

Our revenues and results of operations have fluctuated and are likely to fluctuate in the future.

Fluctuations of our revenues and results of operations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others, fluctuation in the global average selling prices of photovoltaic products, fluctuation in the volume of our products shipped, changes in end-user demand for the photovoltaic products manufactured and sold by us or our customers, the gain or loss of significant customers, the availability of governmental subsidies or financial support and changes in our electricity, natural gas, raw material or labor costs. Although our revenue has improved since 2013 and we regained profitability from 2014 to 2022, our revenues and results of operations may worsen again if one or more of these factors become unfavorable to our business. While we generally have long-term sales contracts of photovoltaic products with our customers and some of these contracts provide for prepayment by the customers, we cannot assure you that the customers will place orders in accordance with the contracts. The customers’ purchases from us depend on, among others, the market supply and demand situation, supply chain developments, the customers’ inventories at hand, market prices, and general economic and market conditions.

Our business model, technology and ability to achieve satisfactory manufacturing yields for polysilicon at higher volumes are unproven. Compared to companies with a long and well-established operating history and companies operating in less volatile sectors, our results of operations are more susceptible to the impact of adverse operating environment and supply and demand risks. Therefore, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in China. Our future success will depend on our ability to expand our manufacturing capacity significantly beyond its current level and further expand our customer base. To address these risks, we must, among other things, continue to respond to competition and volatile market developments, attract, retain and motivate qualified personnel, implement and successfully execute expansion plans and improve our technologies. We cannot assure you that we will be successful in addressing such risks and sustain revenue growth or profitability.

We need a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when needed, our growth prospects and future profitability may be materially and adversely affected.

We need a significant amount of cash to fund our operations. In particular, we will need substantial additional funding to finance our expansion project at our polysilicon facilities in Inner Mongolia. We will also require cash resources to fund our research and development activities in order to remain competitive on cost and technology.

We have relied in the past and expect in the next 12 months to continue to rely mainly on operating cash flows, renewal and roll-over of our bank credit facilities and proceeds from the initial public offering and follow-on offering of our subsidiary Xinjiang Daqo New Energy Co., Ltd., or Xinjiang Daqo, in China to finance our working capital, capital expenditures requirements and other commitments. The photovoltaic markets remain competitive, and payment collection in the solar photovoltaic industry remains challenging. Any delay or failure in collecting amounts owed from customers will adversely affect our company’s cash flow situation. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. We may incur additional debt in the future. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

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

The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. We may face significant challenges relating to high quality polysilicon production in the future. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials or tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon to be rejected by our customers, which would materially and adversely affect our profitability. As a result of our continuous efforts to improve polysilicon production quality, over 99% of our polysilicon was sold to mono-wafer applications in 2022, which require higher quality as compared to multi-wafer applications. We cannot assure you that we can continue to maintain the current level of high quality polysilicon production or achieve the expected increases in the portion of production suitable for selling to mono-wafer applications in 2023.

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

We finished construction of our Phase 2A polysilicon facilities in Shihezi, Xinjiang Uyghur Autonomous Region in September 2012 and successfully reached our targets in terms of capacity and cost structure by the end of the first quarter of 2013. The construction and installation of our Phase 2B expansion project was completed during the second quarter of 2015 and achieved full production capacity in the third quarter of 2015, which increased our polysilicon annual capacity from 6,150 MT to 12,150 MT. In January 2015, our Board of Directors approved our Phase 3A expansion project in Xinjiang. We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our Board of Directors approved our Phase 3B expansion project in Xinjiang. By October 2018, we completed the construction and installation of Phase 3B and began pilot production. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which each increased our production capacity by 35,000 MT. We completed the Phase 4A project and began pilot production in September 2019. We ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual production capacity to 105,000 MT in January 2022. We also plan to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT (i.e., our Phase 5 expansion project) and for the semiconductor industry with a total annual capacity of 21,000 MT and silicon metal projects with a total annual capacity of 300,000 MT in Baotou. In the first phase, we began the construction of our Phase 5A project (an 100,000 MT polysilicon project for the solar industry) and an 1,000 MT polysilicon project for the semiconductor industry in March 2022. We completed the construction of the Phase 5A project in April 2023 and expect to complete the 1,000 MT polysilicon project in September or the fourth quarter of 2023. We began the construction of our Phase 5B project (a 100,000 MT polysilicon project for the solar industry) in March 2023 and expect to complete it by the end of 2023. Semiconductor-grade polysilicon has higher purity than our existing products, which requires relatively high production technology, and its application areas and target customers are different from our existing products. In addition, we have no prior experience in manufacturing semiconductor-grade polysilicon. Therefore, there is no guarantee that we will have sufficient production or technological experience in implementing the expansion plan as scheduled, or at all, or that our product quality, capacity or client penetration can meet our expectations. Any of these factors could negatively affect our ability to achieve the anticipated benefits from this investment.

In addition, there are many risks associated with our future production in Xinjiang and Inner Mongolia, any of which could cause significant disruption to production, including:

●	being unable to construct and complete our expansion plan as scheduled;
●	being unable to fully ramp up the newly added capacity or achieve our targets for cost and quality;
●	being unable to successfully operate our newly built polysilicon and other facilities in new locations such as Baotou, Inner Mongolia;
●being unable to obtain approvals and enjoy preferential treatment from local authorities;
●	uncertainties in the stability in supply and price of electricity for our manufacturing facilities;
●	extremely cold temperatures, particularly in Xinjiang;
●	lack of workers in Xinjiang and Inner Mongolia experienced in polysilicon manufacturing;

●	difficulties in timely transporting products to our customers, most of whom are located in other areas of China that are a significant distance from Xinjiang and Inner Mongolia; and
●	potential political or social unrest, including in Xinjiang.

One or more of these factors could harm our Xinjiang or Inner Mongolia operations and consequently, could adversely affect our overall operating results.

If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.

Since 2013, we have experienced a period of growth and expansion in terms of production capacity and sales volume. We achieved a nameplate capacity of 6,150 MT in the first quarter of 2014 and further ramped up our nameplate capacity to 12,150 MT in the third quarter of 2015. Our polysilicon production for 2016 reached 13,068 MT, which surpassed our nameplate capacity of 12,150 MT per annum. In 2020, 2021 and 2022, we sold 74,812 MT, 75,356 MT and 132,909 MT, respectively, of polysilicon. We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production of the Phase 3A project in the first quarter of 2017 and have achieved full production capacity. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which has each increased our production capacity by 35,000 MT. We completed the Phase 4A project and begin pilot production in September 2019 and ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual nameplate production capacity to 105,000 MT in January 2022. In addition, our Phase 5 expansion project in Baotou City, Inner Mongolia, is expected to increase our annual production capacity for polysilicon to 305,000 MT by the end of 2023. To accommodate our continued expansion, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management efforts and skill and significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results. Moreover, even if we do expand our polysilicon manufacturing capacity as planned, we may be unable to generate sufficient customer demand for our photovoltaic products to support our increased production levels or successfully integrate our polysilicon business to achieve operational efficiency, which could adversely affect our business and results of operations.

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

The photovoltaic market is expected to become increasingly competitive. Our competitors include international polysilicon manufacturers, such as Wacker, OCI, Hemlock, REC and Chinese domestic polysilicon manufacturers, such as GCL-Poly, Xinte Energy Co., Ltd., Yongxiang Co., Ltd., Asia Silicon Co., Ltd. Xinjiang East Hope New Energy Ltd. and China Silicon Corporation. There are also likely new entrants into the polysilicon manufacturing market in China. In addition, some solar cell and module manufacturers, including some of our existing and potential customers may have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales or even reduce our sales to our existing customers. Many of our competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. We also expect that there may be additional polysilicon supply capacities from our competitors in 2023 and 2024. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of polysilicon than we can. Failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

We depend on a limited number of customers and sales contracts for a significant portion of our revenues, and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in our revenues.

In 2020, 2021 and 2022, our top three customers in aggregate accounted for approximately 83.4%, 61.4% and 54.7% of our total revenues from continuing operations, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. As a result of our customer concentration, our financial performance may fluctuate significantly from period to period based, among others, on exogenous circumstances related to our clients. In addition, any one of the following events may cause materially adverse effect to our cash flows, revenues and results of operations:

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

Although we have completed Xinjiang Daqo’s initial public offering, we may not achieve the results contemplated by our business strategy and therefore the price of our ADSs may not increase, or may even drop.

Although Xinjiang Daqo’s initial public offering and listing (the “STAR Listing”) on the Shanghai Stock Exchange’s Scie-Tech innovation board (the “STAR MARKET”) was completed in July 2021, we cannot assure you that we will realize any or all of our anticipated benefits of the STAR Listing. Our completion of the STAR Listing may not have the anticipated effects of strengthening our market position. Subsequent to the STAR Listing, Xinjiang Daqo has broad discretion in the use of the proceeds from securities offerings by Xinjiang Daqo, and it may not spend or invest those proceeds in a manner that results in our operating success or with which holders of our shares and ADSs agree. Our failure to successfully leverage the completion of the STAR Listing to expand our production capacity could result in a decrease in the price of the ADSs. In addition, we cannot assure you that the success of Xinjiang Daqo will have an attendant positive effect on the price of the ADSs.

Xinjiang Daqo’s status as a publicly traded company that is controlled, but less than wholly owned, by our company could have an adverse effect on us.

Actions being taken in connection with the STAR Listing, including placement of shares by Xinjiang Daqo, our principal operating subsidiary, to certain shareholders, have resulted in the decrease of our shareholding in Xinjiang Daqo. This minority interest in Xinjiang Daqo increases subsequent to the completion of the STAR Listing and any follow-on offering by Xinjiang Daqo, and the interests in Xinjiang Daqo of these minority shareholders may diverge from the interests of our company and our other subsidiaries in the future. We may face conflicts of interest in managing, financing or engaging in transactions with Xinjiang Daqo, or allocating business opportunities between our subsidiaries.

Our company retained majority ownership of Xinjiang Daqo after the STAR Listing, but Xinjiang Daqo has since been managed by a separate board of directors and officers, and those directors and officers will owe fiduciary duties to the various stakeholders of Xinjiang Daqo, including shareholders other than our wholly-owned subsidiary. In the operation of Xinjiang Daqo’s business, there may be situations that arise whereby the directors and officers of Xinjiang Daqo, in the exercise of their fiduciary duties, take actions that may be contrary to the best interests of our company.

In July 2020, in order to comply with the PRC law, some of our senior management resigned from our company, while continuing to carry out their respective responsibilities at Xinjiang Daqo. In addition, there might be future requirements of the PRC law, including demands from the China Securities Regulatory Commission, or CSRC, the Shanghai Stock Exchange or other relevant authorities, that might have a bearing on holders of our ordinary shares and ADSs.

Xinjiang Daqo has issued, and may in the future issue, options, restricted shares and other forms of share-based compensation to its directors, officers and employees, which could dilute our ownership in Xinjiang Daqo. In addition, Xinjiang Daqo has engaged, and may continue to engage, in capital raising activities that could further dilute our ownership interest in it. For example, in July 2022 Xinjiang Daqo completed its private offering of 212,396,215 shares on the STAR Market for our polysilicon expansion project in Baotou and raised funds of approximately RMB11 billion. As a result, we currently hold a 72.68% equity interest in Xinjiang Daqo.

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

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facilities for a significant period of time. Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production, could reduce our production capacity for a significant period of time and could have negative effect on our customer relationships. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, in October 2016, we conducted annual maintenance and several technology improvement projects in our Xinjiang polysilicon facilities, and concurrently completed interconnections between our new and existing facilities in Xinjiang. In late September and early October of 2017, we conducted annual maintenance for our Xinjiang polysilicon facilities. In September 2018, we conducted annual maintenance for our Xinjiang polysilicon facilities, connected our newly constructed Phase 3B facility to our existing facilities, and upgraded various manufacturing equipment. We completed annual maintenance of our Xinjiang polysilicon facilities in the second quarter of 2019 and the third quarter of 2020, 2021 and 2022. The annual maintenance, construction, installation of new equipment and interconnection of facilities will affect our polysilicon production to some extent. These abovementioned shutdowns have reduced and may further reduce the volume and increase the cost of polysilicon we produce. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, and interruptions in electricity supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards, environmental incidents and labor disputes.

We may experience earthquakes, floods, mudslides, snowstorms, typhoon, power outages, labor disputes or similar events beyond our control that would affect our operations. Our manufacturing processes involve the use of hazardous equipment, including, but not limited to, furnaces, squaring machines and wire saws. We also use, store and generate volatile and otherwise dangerous chemicals and waste during our manufacturing processes, which are potentially destructive and dangerous if not properly handled or in the event of uncontrollable or catastrophic circumstances, including operating hazards, fires and explosions, natural disasters, adverse weather conditions and major equipment failures. On July 2, 2020, one of our projects with an annual output of 13,000 tons of polysilicon suffered a leakage accident, which caused no casualties but resulted in loss to us due to the leakage. The equipment and facilities damaged in the accident have been properly repaired, and the production and operation activities have been resumed after a duly safety risk assessment of the accident. However, we cannot guarantee that any similar incident will not recur.

In addition, our polysilicon production and storage facilities are located in Xinjiang and Inner Mongolia, China. The occurrence of any natural disaster, unanticipated catastrophic event or unexpected accident in these locations could result in production curtailments, shutdowns or periods of reduced production, which could significantly disrupt our business operations, cause us to incur additional costs and affect our ability to deliver our products to our customers as scheduled, which may adversely affect our business, financial condition and results of operations. Moreover, such events could result in severe damage to property, personal injuries, fatalities, regulatory enforcement proceedings or in our being named as a defendant in lawsuits asserting claims for large amounts of damages, which in turn could lead to significant liabilities.

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

Our business could be adversely affected by the effects of swine flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, Ebola, Zaika, COVID-19, monkey pox (mpox) or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. For examples, in 2006, 2007 and 2008, there were reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In 2009, an outbreak of swine flu occurred in Mexico and the United States and human cases of swine flu were discovered in China and Hong Kong. In 2013 and recent years, there were reports of occurrences of avian flu in various parts of China and the world, including a number of confirmed human cases and deaths. There were also outbreaks of Ebola in West Africa and some other parts of the world in the past decade. In addition, since 2022 there have been reports of mpox outbreaks in various parts of the world. See also “—Our business and operations may be materially and adversely affected by the outbreak of the novel coronavirus (COVID-19)” for more information on the outbreak of COVID-19. Any prolonged occurrence or recurrence of these epidemics or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. These could include our ability to deliver our products within or outside of China, as well as temporary closure of our manufacturing facilities, or our suppliers’ or customers’ facilities, delay in the supply of raw materials from our suppliers, and delayed or cancelled orders from our customers. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations.

Our business and operations may continue to be materially and adversely affected by the outbreak of COVID-19.

There has been an outbreak of respiratory illness caused by a novel strain of coronavirus (COVID-19), a highly contagious that poses a serious public health threat, in China and around the world over the past few years. In response to this pandemic, China and many other countries took additional, restrictive measures to prevent its spread, such as quarantines, travel restrictions and home office policies. In particular, in the past three years until December 2022, the Chinese government implemented strict nationwide containment measures against COVID-19, which resulted in various travel restrictions and large-scale lock-downs in many cities across China from time to time. Since China lifted substantially all of its pandemic-control measures in December 2022, a large number of people in China have reportedly contracted COVID-19. On January 8, 2023, China downgraded the management of COVID-19 from Class A to Class B; this change in the classification of the illness means, among other things, that infected cases will no longer be quarantined, their close contacts will no longer be tracked, large scale PRC testing will no longer be conducted, and disease control measures targeting incoming international travelers and imported cargo will be lifted. While Western countries have largely reopened since early 2022 or earlier, they have reportedly experienced recent outbreaks of more infectious variants of the virus recently, and these or future variants of COVID-19 could prove to be more resistant to vaccines. As the pandemic continues, commercial activities throughout the world could continue to suffer from curtailed consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel, and reduced workforce. In addition, the stock markets around the world have experienced extreme volatility, in reaction to the COVID-19 outbreak and governments’ responses to it. There is uncertainty around the duration of the virus’ outbreaks or its adverse effects on business activities in general.

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

Existing laws and regulations and their changes may present technical, regulatory, economic and trade barriers to the purchase and use of photovoltaic products, which may significantly reduce demand for our products, and negatively affect polysilicon prices; restrictions on our ability to import or use certain controlled U.S. technologies could also negatively affect us.

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

Some of our polysilicon manufacturing facilities are located in Xinjiang to be close to sources of raw materials and energy for polysilicon production. We do not tolerate any use of forced labor whether in our own manufacturing facilities or throughout our supply chain. However, we cannot assure you that the relevant U.S. authorities will not decide that forced labor exists in our supply chain or in the manufacturing of our polysilicon and, pursuant to the ULFP Act and Section 307, they may prohibit U.S. imports of products (including those of our customers) containing our polysilicon. Although we typically do not sell our polysilicon to the U.S. market directly and our customers typically serve the global solar market, some of our major customers likely sell their products containing our polysilicon to the U.S. market. These products are likely to be prohibited from export to the United States and producers of products that use our products as raw materials will also likely be unable to export to the United States, which may reduce the demand for our products. Furthermore, since the UFLP Act has been enacted, given the difficulty in proving no use of forced labor throughout the supply chain, the demand for our products will likely decrease. Any of these types of regulatory or legislative developments could adversely affect our business, financial condition and results of operations.

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

Our production, storage, administrative, and research and development facilities may be exposed to risks of damages or disruptions, and we may be exposed to risks of dealing with sanctioned persons.

Our production, storage, administrative, and research and development facilities are located in Shihezi City, Xinjiang and Baotou, Inner Mongolia, China. Natural disasters, such as fires, floods, earthquakes, snow storms, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would not be able to meet our production targets and our business would incur losses. Substantial damage to or disruption at these facilities could have a material adverse effect on our business, financial condition and results of operations.

Our operations in Xinjiang may also expose us to risks of dealing with sanctioned persons. On July 31, 2020, the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, added Xinjiang Production and Construction Corps, or XPCC, to OFAC’s Specially Designated Nationals and Blocked Persons List, or the SDN List, on the basis of XPCC’s alleged involvement in human rights abuses. Under OFAC’s so-called “50% rule,” any entity that is in the aggregate owned 50% or more, directly or indirectly, by an entity on the SDN list is also subject to the OFAC sanctions applicable to the entity named on the SDN List, even if it is not included on that list. XPCC owns a number of companies in Xinjiang and elsewhere in China. We cannot assure you that none of our suppliers of public utilities or other products or services or other business partners will, due to their relationships with XPCC, be deemed as sanctioned persons by the U.S. or other governments. There is no assurance that we would be able to cease dealing with these types of suppliers, even if they were to be deemed as sanctioned persons. If we are deemed to have significant dealings with one or more such sanctioned persons, U.S. entities (including financial institutions) and others may decide not to provide services to us, purchase or own our securities, or otherwise deal with us, which could negatively affect our business operations and access to capital markets. These types of issues may also subject us to negative publicity, which could distract our management’s attention and adversely affect investors’ perception of our company. Our ADS prices may also be adversely affected by these issues, and the holders of our ADSs and ordinary shares might be unable to sell, or receive distributions with respect to, the ADSs or our ordinary shares.

Failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. Contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. In addition, we currently hold 259 patents and have 37 pending patent applications in China covering various aspects of the polysilicon and wafer manufacturing process. However, we cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. Failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe on or misappropriate our proprietary technologies or other intellectual property and proprietary rights and use them to compete against us, which could have a material adverse effect on our business, financial condition or operating results.

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

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Guangfu Xu, our chairman, and Mr. Longgen Zhang, our chief executive officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees join a competitor or form a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside.

Certain of our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, Messrs. Guangfu Xu, Xiang Xu, Dafeng Shi and Fei Ge, our directors that are affiliated with Daqo Group Co., Ltd. (“Daqo Group”), beneficially own a total of 111,974,059 or 28.3% of our ordinary shares, including shares that they have the right to acquire within 60 days. As a result of their high level of shareholding, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. These shareholders’ interests as beneficial owners of Daqo Group may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, these shareholders may take actions not in the best interest of us and our other shareholders.

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

As our manufacturing processes generate waste water and gas and other industrial wastes, we are required to comply with all applicable regulations regarding protection of the environment. We are in compliance with present environmental protection requirements in all material respects and have all the necessary environmental permits to conduct our business. However, in light of the Chinese government’s higher environmental protection requirements, the local authorities and electricity and other suppliers in Xinjiang and Inner Mongolia may implement increasingly stringent environmental protection measures, which could negative affect the supply and price levels of the electricity available to our production facilities. As a result, our polysilicon production volume and costs could be adversely affected. While Xinjiang Daqo has entered into a power purchase agreement with the local authorities and electricity supplier, we cannot ensure that the local authorities and electricity supplier will fully perform the contract. We cannot assure you that our pollution controls will always be effective and we may experience environmental non-compliance incidents. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations, which in turn would have a material adverse effect on our financial condition and results of operations.

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

The dividends we receive from our Chinese subsidiaries and our global income may be subject to Chinese tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to Chinese withholding tax upon the dividends payable by us and Chinese tax on gains realized upon the sale or other disposition of our ADSs if we are classified as a Chinese “resident enterprise.”

Under the Chinese enterprise income tax laws and regulations, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax and such non-resident enterprise is the beneficial owner of the dividends, interests, rent, royalties and gain on transfers of property. Our distributable earnings generated by Xinjiang Daqo since 2021 are subject to the 10% withholding tax. The Cayman Islands, where Daqo Cayman is incorporated, does not have such a tax treaty with China.

Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and will be subject to the Chinese enterprise income tax at the rate of 25% on its worldwide income. In April 2009, the Chinese State Administration of Taxation, or the SAT, issued a circular, also known as Circular 82, to clarify criteria for determining the “resident enterprise” status of foreign companies which are controlled by PRC enterprises or PRC enterprise groups. Pursuant to Circular 82, to determine whether a company formed outside of mainland China and controlled by PRC enterprises or PRC enterprise groups incorporated in China should be treated as a Chinese resident enterprise, the tax authority will review factors such as the routine operation of the organizational body that effectively manages the enterprise’s production and business operations, locations of personnel holding decision-making power, location of finance and accounting functions and properties of the enterprise, and whether more than half of the directors or senior management personnel reside in China. Substantially all of our management members are based in China. However, it remains unclear how PRC tax authorities will classify an overseas company such as ours, which is controlled by PRC natural persons rather than PRC enterprises. If the Chinese tax authorities subsequently determine that Daqo Cayman should be classified as a resident enterprise, then our worldwide income will be subject to Chinese income tax, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Daqo Cayman is classified as resident enterprise under the EIT Law, the dividends received from our Chinese subsidiaries may be exempted from withholding tax.

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

We adopted our 2009 share incentive plan, or the 2009 Plan, our 2014 share incentive plan, or the 2014 Plan, our 2018 share incentive plan, or the 2018 Plan, and our 2022 share incentive plan, or the 2022 Plan, in August 2009, December 2014, April 2018 and August 2022, respectively, that permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2009 Plan, the 2014 Plan, the 2018 Plan and the 2022 Plan, we may issue awards to purchase up to 15,000,000, 21,000,000, 38,600,000 and 37,253,465 ordinary shares of our company, respectively. As of the date of this annual report, excluding expired or cancelled options and restricted share units, we have granted options to purchase a total of 23,393,525 of our ordinary shares and 94,293,015 restricted share units of our company under these plans. In addition, we modified the exercise prices for certain outstanding options in January 2012, April 2013, January 2015 and September 2015 in order to provide additional incentives to our employees and directors pursuant to an express authorization under our share incentive plan, allowing our Board of Directors to approve a downward adjustment of the option exercise prices without our shareholders’ approval. In September 2022, Xinjiang Daqo adopted its 2022 share incentive plan and granted Xinjiang Daqo’s stock options to its directors, senior executives and other personnel determined by its board of directors. As a result of these option grants, option re-pricings and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account compensation costs for all stock awards using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. In addition, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. Moreover, the vesting of restricted share units and exercise of share options could dilute your ownership interests in our company and may adversely impact the value of our ADSs and ordinary shares. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated with incentive shares or options.

Risks Related to Doing Business in China

Uncertainties in the global economy and the slowdown of the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008, and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven, including the escalation of the European sovereign debt crisis since 2011, the impact of COVID-19, the impact of the Russia-Ukraine crisis since early 2022 and the related sanctions on Russia and other conflicts between Russia and Western countries, and the slowdown of the Chinese economy in the recent years. It is unclear whether the Chinese economy will continue slowing down, and economic conditions in China are sensitive to global economic conditions. Inflation risks have been heightened following the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. To combat inflation, the U.S. Federal Reserve significantly raised the interest rate on reserve balances in 2022 and the interest rate increase is expected to continue at least in 2023. Other major currencies including the Euro and the GBP have followed suit in interest rate raises. These circumstances have resulted in significant market volatility globally and expectations of economic recession of the U.S. in 2023, which would have a material adverse impact on the global economy. There have also been concerns over unrest in the Middle East, especially the tensions between the U.S. and Iran, which have resulted in volatility in oil and other markets, as well as the economic effect of the territorial disputes involving China in Asia and the tensions in the relationship between China and Japan. Although the U.S. and China have reached a phase-one deal in January 2020, the trade conflicts between China and the U.S. have, and may continue to, put pressure on China’s economic growth, particularly our downstream customers’ export to the U.S.

Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. We derive substantially all of our revenues from customers in China, one of the world’s largest emerging markets, while the economies of emerging markets are typically more vulnerable to market downturns and economic slowdowns elsewhere in the world. Any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our customers may reduce or delay purchases from us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased purchases by our existing customers. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

Changes in United States and China relations and related regulations may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares and/or our ADSs.

Political tensions between the United States and China have escalated. The U.S. government has taken a range of action relating to U.S-China relations, including imposing several rounds of tariffs affecting certain products manufactured in China, imposing sanctions, export controls and investment restrictions against Chinese companies, imposing sanctions on certain officials of the PRC and Hong Kong governments, enacting legislation such as the UFLP Act and the HFCA Act, and implementing enhanced reviews of companies with significant China-based operations. Partially in response to these actions, the PRC government has also taken a number of steps affecting U.S.-China relations, including the issuance of the Unreliable Entity List in 2019 and the enactment of the Anti-Foreign Sanctions Law in 2021. Rising political tensions between China and the U.S. could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may also restrict our ability to do business with entities both within and outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. In addition, new legislation, executive orders, tariffs, laws or regulations may be adopted that negatively affect companies with significant connections to the U.S. or to China, our industry or on us. Any unfavorable government policies on cross-border relations or international trade, including increased scrutiny on companies with significant China-based operations may affect the competitive position of our products, the hiring of research and development personnel, our ability to sell our polysilicon products in the U.S. and certain other markets, the demand for our polysilicon products or the products of companies that use our products as raw materials, our ability to raise capital, and the market price of our ADSs.

The SEC has issued statements focused on companies with significant China-based operations, such as us. For example, on July 30, 2021, SEC Chairman Gary Gensler, issued a Statement on Investor Protection Related to Recent Developments in China, in which he reported that he has directed the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. Consistent with that directive, on December 20, 2021, the SEC posted an illustrative letter containing sample comments to companies with the majority of their operations in the PRC or Hong Kong. The statement and sample comment letter also addressed risks inherent in companies with a variable interest entity, or a VIE, structure, which are used by some companies in China that operate in sectors that are subject to foreign ownership limitations. We do not have a VIE structure and are not in an industry that is subject to foreign ownership limitations. However, our periodic reports and other filings with the SEC may be subject to enhanced review by the SEC, and this additional scrutiny could affect our ability to effectively raise capital in the United States.

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

Substantially all of our assets are located in and substantially all of our revenues are currently sourced from China, one of the world’s largest emerging markets. In light of our operations in an emerging market, we may be subject to risks and uncertainties including fluctuations in GDP, unfavorable or unpredictable treatment in relation to tax matters, expropriation of private assets, exchange controls, restrictions affecting our ability to make cross-border transfer of funds, regulatory proceedings, inflation, currency fluctuations or the absence of, or unexpected changes in, regulations and unforeseeable operational risks. In addition, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China.

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

It is especially difficult for us to accurately predict the potential impact to us of new legal requirements in China because the Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation and rule-making over the past five decades has been to significantly increase the protections afforded to various forms of foreign or private-sector investment in China. Our Chinese operating subsidiary, Xinjiang Daqo, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various PRC laws and regulations generally applicable to companies in China. Our business is also subject to various industry policies, safety and environmental laws and regulations that affect our operations and production facility expansion plans, including those related to investment, project construction, building, zoning, fire prevention and work safety. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. In addition, local Chinese governmental authorities have significant discretion in interpreting and implementing rules and regulations, and there is no assurance that the central government authorities will always agree with the interpretations and implementations of the local governmental authorities. Furthermore, rules and regulations in China can change quickly with little advance notice. In recent years, Chinese regulators have announced regulatory actions aimed at providing the Chinese government with greater oversight over certain sectors of China’s economy, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in China. Although the solar power industry does not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital. For example, if a central government agency requires us to obtain its approval and if we fail to obtain such approval in a timely manner, or at all, we may be subject to the imposition of fines against us, or the suspension or cessation of our production capacity expansion plans. See “Item 4. Information on the Company—B. Business Overview—Regulation—Renewable Energy Law and Other Government Directives.” It may be more difficult to evaluate the outcome of any regulatory or legal proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to continue our operations or planned capacity expansions, which, as a result, could materially and adversely affect our business and operations.

Recent regulatory developments in China will subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.

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

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. On July 30, 2021, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. If any critical information infrastructure is identified, the relevant authorities shall promptly notify the relevant operator and the Ministry of Public Security. The CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. In accordance with the Security Assessment Measures, a data processor should apply to the CAC for a security assessment under certain circumstances, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing personal information of over one million people provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC. Moreover, the Security Assessment Measures provide that for non-compliant cross-border data transfers that had been carried out before this regulation came into effect, rectification must be completed within six months from the effective date of the regulation. We believe that these regulations are not applicable to us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulation. However, we cannot guarantee that the regulators will agree with us. As of the date hereof, we have not been involved in any investigations on cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, as these are new regulations, there remain uncertainties as to how they will be interpreted or implemented in the context of an overseas offering.

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

Future securities offerings of our Company or our subsidiary, Xinjiang Daqo, may be subject to approval of the Shanghai Stock Exchange, CSRC or other regulatory agencies in China (as the case may be), which could impose uncertainty on our capital raising activities.

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”) require an overseas special purpose vehicle that is controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If any approval from the Shanghai Stock Exchange, the CSRC or other PRC regulatory agencies (as the case may be) is required for our or Xinjiang Daqo’s securities offerings, it is uncertain whether it would be possible for us or Xinjiang Daqo to obtain the approval. Any failure to obtain or delay in obtaining such approval could subject us to sanctions imposed by the Shanghai Stock Exchange, the CSRC or other PRC regulatory agencies (as the case may be).

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which will become effective on March 31, 2023. On the same date, the CSRC also circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises, or collectively, the Guidance Rules and Notice. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. Under the Trial Measures and the Guidance Rules and Notice, domestic enterprises conducting overseas offering and listing of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in the nature of equity), either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Measures’ requirements within three working days after (i) the application for an initial public offering is submitted and (ii) any completion of offering of shares in the same stock market after the initial public offering and listing. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits, and fines on the controlling shareholders as well as other responsible persons. The Trial Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

Under the Trial Measures, any future securities offering and listing overseas by us, including follow-on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. We may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or for delay in obtaining CSRC approval for our offerings. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from our offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of our ADSs.

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

Participants of our share incentive plans who are PRC individuals are required to register with SAFE, and the failure to so comply could subject us and such participants to penalties.

In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. According to the Stock Option Notice, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must file an application with SAFE or its local counterpart on behalf of PRC resident individuals who participate in stock incentive plans of overseas publicly listed companies to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock holding or share option exercises. Our company is an “overseas publicly listed company,” and therefore, we and participants of our share incentive plans who are PRC individuals are subject to these regulations.

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

We are subject to the reporting obligations under the U.S. securities laws. As of December 31, 2022, our management concluded that our internal control over financial reporting was effective. For the year ended December 31, 2022, our independent registered public accounting firm performed an audit of our internal control over financial reporting.

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

If the PCAOB is unable to inspect our auditors as required under the HFCA Act, the SEC will prohibit the trading of our ADSs, which may materially and adversely affect the value of your investment.

The HFCA Act was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with those we filed in 2022), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the NYSE, or in the over-the-counter trading market in the U.S. On December 29, 2022, the AHFCA Act was signed into law by the U.S. president as part of the fiscal year 2023 omnibus spending legislation, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. As a result, the risk has been heightened.

The process for implementing trading prohibitions pursuant to the HFCA Act will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction. The first such list was included in a release by the PCAOB on December 16, 2021, and our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm that is headquartered in Shanghai, China with offices in other cities in China, was included on that list.

The SEC reviews annual reports filed with it to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers are designated as “Commission-Identified Issuers” on a list to be published by the SEC. If an issuer is a Commission-Identified Issuer for two consecutive years (which will be determined after the second such consecutive annual report), the SEC will issue an order that will implement the trading prohibitions described above. Upon the SEC’s review of our filed annual report for 2021, we were designated by SEC as Commission-Identified Issuers on May 4, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking a first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB announced its determination that it has been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. Based on this announcement, we do not expect to be a Commission-Identified Issuer in respect of our annual report for 2022 on Form 20-F to be filed in 2023. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act or the AHFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese governments that could affect our listing status in the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a delisting may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, even if we are able to maintain a listing of our ordinary shares on a non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

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

The closing trading prices of our ADSs ranged from $35.72 to $77.00 in 2022, and may remain volatile in the future and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed their securities on U.S. stock exchanges. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, we are not required to have a compensation committee and corporate governance and nominating committee composed entirely of independent directors, we are not required to hold annual general meetings, and we are not required to obtain shareholder approval for equity compensation plans or before issuing ordinary shares to a related party. See “Item 16G. Corporate governance.” Since we have chosen to follow certain home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could subject U.S. investors in our ADSs or ordinary shares to adverse tax consequences.

A non-United States corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the average value of its assets is attributable to assets (generally determined on the basis of a quarterly average) that produce or are held for the production of passive income. Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2022. The determination of whether we are a PFIC is made annually after the close of each taxable year. This determination is based on the facts and circumstances at the time, some of which may be beyond our control, such as the amount and composition of our income and the valuation and composition of our assets, including goodwill and other intangible assets, as implied by the market price of our ordinary shares. In particular, recent declines in the market price of our ADSs and/or ordinary shares significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs and/or ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the consolidated affiliated entities for United States federal income tax purposes, our risk of being a PFIC may substantially increase.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” for more information.

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

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

In January 2015, our Board of Directors approved our Phase 3A expansion project. We completed the construction and installation of Phase 3A at the end of 2016 and achieved full production capacity of 18,000 MT per annum in the first quarter of 2017. In August 2017, our Board of Directors approved the Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which each increased our production capacity by 35,000 MT. We completed the Phase 4A project and ramped it up to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual production capacity to 105,000 MT in January 2022. In December 2021, we entered into a strategic cooperation framework agreement with Baotou City, Inner Mongolia, to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT (i.e., our Phase 5 expansion project), and for the semiconductor industry with a total annual capacity of 21,000 MT, silicon metal projects with a total annual capacity of 300,000 MT and silicone projects with a total annual capacity of 200,000 MT in Baotou. Our Phase 5 expansion project is expected to increase our annual production capacity for polysilicon to 305,000 MT by the end of 2023. The plan and timetable for the following phases will be determined later according to market conditions.

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

In October 2019, we incorporated Xinjiang Daqo Guodi, a wholly owned subsidiary, in Shihezi Economic Development Area in Xinjiang Autonomous Region, China. The subsidiary focuses on research and development related to polysilicon manufacturing.

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

In June 2020, we announced our strategic plan to complete a listing of shares of our principal operating subsidiary, Xinjiang Daqo, on the Shanghai Stock Exchange’s Sci-Tech innovation board, known as the STAR Market. STAR Market listing requires Xinjiang Daqo to have multiple shareholders. As a result, we sold 4.4% of Xinjiang Daqo’s shares at the aggregate consideration of RMB199.05 million to Mr. Guangfu Xu, Mr. Xiang Xu, Mr. Dafeng Shi and Mr. Longgen Zhang, respectively. Following the transaction, we beneficially owned 95.6% of equity interest in Xinjiang Daqo. In July 2021, Xinjiang Daqo completed its initial public offering and listing on the STAR Market and raised net proceeds of approximate RMB6.07 billion in this offering. In February 2022, Xinjiang Daqo applied with the Shanghai Stock Exchange to conduct a private offering to qualified institutional investors, intending to raise up to RMB11 billion from this private offering for our 100,000 metric tons of polysilicon expansion project in Baotou, Inner Mongolia, China, and to supplement our working capital. As of the date of this annual report, we beneficially own a 72.7% equity interest in Xinjiang Daqo.

On November 17, 2020, we effected a change of the ADS-to-ordinary-share ratio from one (1) ADS representing twenty-five (25) ordinary shares to one (1) ADS representing five (5) ordinary shares.

In February 2022, Inner Mongolia Daqo New Energy Co., Ltd., which is 100% owned by Xinjiang Daqo, was incorporated in Inner Mongolia Autonomous Region, China. The subsidiary primarily focuses on manufacturing of polysilicon.

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

We are a leading high-purity polysilicon manufacturer based in China. We utilize the chemical vapor deposition process, or the “modified Siemens process,” with upgraded Hydrochlorination technology, to produce polysilicon, and have fully implemented the closed loop system to produce high-quality polysilicon cost-effectively. We manufacture and sell high-purity polysilicon to photovoltaic product manufacturers, who further process our polysilicon into ingots, wafers, cells and modules for solar power solutions. Currently, our annual production capacity for polysilicon is 205,000 MT, including 105,000 MT produced in Xinjiang and 100,000 MT produced in Inner Mongolia, and by the end of 2023 we expect to have an additional annual production capacity for polysilicon of 100,000 MT in Inner Mongolia. We improve our production efficiency and increase our output through technological improvements, adoption of process innovation and refinement as well as equipment enhancement. Actual production volume may exceed the production capacity due to operational improvements we may implement at our facilities in response to market conditions.

We commenced commercial production of wafers using our own polysilicon in July 2011. Following our discontinuation in September 2018 of our wafer manufacturing operations in Chongqing, we focused on our operations in Xinjiang in northwestern China and then gradually expanded to Inner Mongolia. The cost of doing business in western and northern China is generally lower than the coastal areas of China. Specifically, in Xinjiang and Inner Mongolia where currently our polysilicon facilities are located, the electricity rate is much lower than the coastal areas. Because of our strategic location, we have experienced advantages in electricity and raw material costs over our competitors that are based in developed countries or in the coastal areas of China.

We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at our facilities. We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2022, our major polysilicon customers included operating entities of Longi, Shangji Automation and Gokin Solar.

Quarterly sales volume for polysilicon in 2022:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	FY 2022
Sales Volume
Polysilicon (MT)	38,838	37,545	33,126	23,400	132,909

Our Products

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs. Our annual production capacity for polysilicon increased from 35,000 MT to 70,000 MT in December 2019 and further increased to 105,000 MT in January 2022. Our actual production volume of polysilicon in 2021 and 2022 was 86,587 MT and 133,812 MT, respectively. We are one of the best-quality polysilicon makers in China. In 2022, over 99% of our polysilicon was sold to mono-wafer applications which require higher quality as compared to multi-wafer applications.

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

Manufacturing Capacity

The following table sets forth our major installed, approximate annual production capacity objectives as of the dates indicated and includes the expected date of initial commercial operation and fully ramped-up production of each expansion phase.

Approximate
	Annual		Commercial	Fully
	Production	Construction	Production	Ramped-up
	Capacity	Period	Period	Production
Phase 2A facilities	5,000 MT	Second quarter of 2011 – September 2012	First quarter of 2013 – Present	March 2013
Capacity enhancement of Phase 2A facilities	1,150 MT	July 2013 – January 2014	January 2014 – Present	First quarter of 2014
Phase 2B facilities	6,000 MT	April 2014 – June 2015	July 2015 – Present	Third quarter of 2015
Phase 3A facilities	5,850 MT	July 2015 – December 2016	First quarter of 2017 – Present	First quarter of 2017
Phase 3B facilities	12,000 MT	January 2018 – October 2018	December 2018 – Present	December 2018
Debottlenecking project of Phase 3B facilities	5,000 MT	April 2019 - June 2019	June 2019 - Present	Second quarter of 2019
Phase 4A facilities	35,000 MT	May 2018 – September 2019	September 2019 – Present	December 2019
Phase 4B facilities	35,000 MT	March – December 2021	December 2021 – Present	February 2022
Phase 5A facilities	100,000 MT	March 2022 – April 2023	April 2023 – Present	Expected in June 2023
Polysilicon for semiconductor	1,000 MT	March 2022 – September or fourth quarter of 2023	—	—

We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our Board of Directors approved the Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT in June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which each increased our production capacity by 35,000 MT. We completed the Phase 4A project and began pilot production in September 2019. We reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from low cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual production capacity to 105,000 MT in January 2022. We also plan to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT (i.e., our Phase 5 expansion project) and for the semiconductor industry with a total annual capacity of 21,000 MT and silicon metal projects with a total annual capacity of 300,000 in Baotou. We began the construction of our Phase 5A project (an 100,000 MT polysilicon project for the solar industry) and an 1,000 MT polysilicon project for the semiconductor industry in March 2022. We completed the construction of the Phase 5A project in April 2023 and expect to complete the construction of the 1,000 MT polysilicon project in September or the fourth quarter of 2023. We began the construction of our Phase 5B project (a 100,000 MT polysilicon project for the solar industry) in March 2023 and expect to complete it by the end of 2023. Our capacity expansion plan and technology improvement plan are preliminary and subject to risks and uncertainties that may be out of our control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.”

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

The costs of electricity are significant in the production of polysilicon. The electricity costs in Xinjiang and Inner Mongolia are significantly lower than those in coastal areas of China and in developed countries due to their abundant coal resources. Shihezi, where our Xinjiang polysilicon facilities are located, enjoys additional advantages in the costs of electricity due to the independent regional electricity grid. We also use other utilities, such as steam, water and natural gas, for our manufacturing process. Steam supply is important to the production of polysilicon. We use both a local supplier and our in-house capabilities to produce steam.

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

Quality Assurance

We apply our quality control system at each stage of our manufacturing process, from raw materials procurement to production and delivery, in order to ensure consistent quality of our products. We systematically inspect raw materials from our suppliers, such as MG-Si, liquid chlorine and various consumables for our polysilicon business. We also test our inputs in each stage of our production process to ensure the inputs meet all technical specifications.

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

Customers and Sales

We currently sell polysilicon to China-based photovoltaic product manufacturers. As of December 31, 2022, our major polysilicon customers included operating entities of Longi, Shangji Automation and Gokin Solar.

We sell a substantial portion of our polysilicon to a limited number of customers. Our top three customers in aggregate accounted for 83.4%, 61.4% and 54.7% of our continuing operations’ total revenues in 2020, 2021 and 2022, respectively.

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

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. We have one of the leading research and development teams among polysilicon manufacturers in China. Our research and development team consists of 449 experienced researchers and engineers. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. In 2022, we completed 36 research and technology or process improvement projects to enhance our polysilicon manufacturing process, and successfully registered 71 patents with the State Intellectual Property Office of the PRC.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we hold 259 patents and have 37 additional pending patent applications covering different aspects of the polysilicon and wafer manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

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

For our polysilicon business, our major international competitors include Wacker, OCI, Hemlock, REC and Chinese domestic polysilicon manufacturers, such as GCL-Poly, Xinte Energy Co., Ltd., Yongxiang Co., Ltd., Asia Silicon Co., Ltd., Xinjiang East Hope New Energy Ltd. and China Silicon Corporation. There are also likely new entrants into the polysilicon manufacturing market in China, such as Lihao Semiconductor and Jiangsu Runergy. In addition, some solar cell and module manufacturers might have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales. Furthermore, the demand for our polysilicon may be adversely affected by alternative technologies in cell manufacturing. The vast majority of silicon-based photovoltaic cell manufacturers currently use chunk or granular polysilicon. However, alternative technologies are being developed in cell manufacturing. For example, one such technology, thin-film cell production, uses little to no silicon in the production of solar cells. We believe that the solar cells made using thin-film technologies generally tend to have lower energy conversion efficiency than silicon-based solar cells. In addition, the manufacturing cost of silicon-based cells has been significantly reduced recently, which largely reduces or eliminates the historical cost advantage of thin-film cells. Based on our management’s industry knowledge, we believe silicon-based cells will remain the most widely used solar photovoltaic cells in the near future.

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

On June 1, 2015, the National Energy Administration, Ministry of Industry and Information Technology, State Supervisory Commission of China issued “Opinions on Promoting the Application and Industrial Upgrade of Advanced Photovoltaic Technology Products,” which accelerated the elimination of backward technologies and supported products with advanced technologies to expand their market shares.

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

On May 31, 2021, the General Office of the National Development and Reform Commission and the General Department of the National Energy Administration issued the “Notice on Doing a Good Job in the Investment and Construction of New Energy Supporting Projects,” emphasizing the impact of power supply projects on new energy.

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

The principal regulation governing foreign ownership of solar power businesses in the PRC is Catalogue of Industries for Encouraged Foreign Investment (2022 Edition). Under the Encouraged Catalogue 2022, effective from January 1, 2023, the solar power related business is classified as an “encouraged foreign investment industry.” Companies that operate in encouraged foreign investment industries and satisfy applicable statutory requirements are eligible for preferential treatment, including tariff exemption on imported equipment, lower corporate income tax for foreign invested enterprises in encouraged industries in the western region and priority consideration in obtaining land use rights.

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

(2)	Indicates jurisdiction of incorporation.
(3)	Indicates companies within the listing group.

D.Property, Plants and Equipment

Our Phase 2A, Phase 2B, Phase 3A, Phase 3B, Phase 4A and Phase 4B production facilities in Shihezi Xinjiang had approximately 416,633 square meters of office and manufacturing space in total as of December 31, 2022. As of the same date, we had been granted land use rights to approximately 1,396,643 square meters of land where our plants and offices are situated. These land use rights are usually valid for a period of fifty years, starting from the date of grant from the local government in Xinjiang.

Our Phase 5A and Phase 5B facilitates are located in Baotou, Inner Mongolia, with approximately 478,000 square meters of office and manufacturing space in total as of December 31, 2022. As of the same date, we had been granted land use rights to approximately 1,098,950 square meters of land where our plants and offices are situated. These land use rights are usually valid for a period of fifty years, starting from the date of grant from the local government in Baotou.

We also own several buildings in Wanzhou, Chongqing, China, which had approximately 23,128 square meters of office and manufacturing space in total as of December 31, 2022. We currently do not have operational activities in Wanzhou.

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

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2020, 2021 and 2022 and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A.OPERATING RESULTS

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “it is possible” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information-D. Risk Factors” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any forward-looking statement in this annual report on Form 20-F, including the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; our ability to lower our production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

Overview

We are a leading high-purity polysilicon manufacturer based in China with a nameplate annual production capacity of 105,000 MT, which is expected to be increased to 305,000 MT by the end of 2023. We believe our production cost for polysilicon is one of the lowest and our product quality is one of the best in China.

We strive to improve our polysilicon production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement, as well as equipment enhancement. As a result of these initiatives, we produced 4,524 MT polysilicon in 2011. In 2012, our polysilicon output was 3,349 MT(1), which was less than 2011 due to the suspension of the Phase 1 polysilicon facilities and less than normal output in our Xinjiang facilities during the pilot production period in the fourth quarter of 2012. In 2013, we produced 4,805 MT polysilicon which was all contributed by our Xinjiang facilities. We conducted a “debottlenecking” project for our Xinjiang facilities and successfully completed the project and started pilot production in December 2013. We fully realized capacity of 6,150 MT and lowered production costs to the level of $14 per kg in the first quarter of 2014. We fully ramped up our Phase 2B project to further increase the polysilicon production capacity in our Xinjiang facilities to 12,150 MT at the end of the third quarter of 2015. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. In 2015, we produced 9,771 MT polysilicon at an annual average production cost of $11.23/kg (including depreciation). In 2016, we produced 13,068 MT polysilicon at an annual average production cost of $9.38/kg (including depreciation). We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we have achieved full production capacity of 18,000 MT per annum. In 2017, we produced 20,200 MT polysilicon at an annually average production cost of US$8.84/kg (including depreciation). In 2018, we produced 23,351 MT polysilicon at an annually average production cost of US$8.71/kg (including depreciation). In August 2017, our Board of Directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which would each increase our production capacity by 35,000 MT expanded manufacturing capacity. We completed the Phase 4A project and began pilot production September 2019 and reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000 MT. In 2020, we produced 77,288 MT of polysilicon with an average production cost of $5.85/kg. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual production capacity to 105,000 MT in January 2022. Our Phase 5A and 5B expansion projects in Inner Mongolia are expected to further increase our annual production capacity for polysilicon to 305,000 MT by the end of 2023.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2022, our major polysilicon customers included operating entities of Longi, Shangji Automation JA Solar and Gokin Solar.

We expanded to the downstream photovoltaic manufacturing business by commencing commercial production of wafers in July 2011. In September 2018, we decided to discontinue our operations in Chongqing, including wafer manufacturing, which have since been recognized as our discontinued operations. By the end of 2020, Chongqing Daqo had completely ceased operations . Therefore, the discontinued operation had no impact on our consolidated financial statements for the year ended December 31, 2022.

We have achieved substantial growth since we commenced commercial production of polysilicon in July 2008. We produced 77,288 MT, 86,587MT and 133,812 MT of polysilicon and sold 74,812 MT, 75,356 MT and 132,909 MT in 2020, 2021 and 2022, respectively. We generated revenues of $675.6 million, $1,678.8 million and $4,608.4 million in 2020, 2021 and 2022, respectively. We had a gross profit of $234.0 million, $1,097.2 million and $3,407.9 million in 2020, 2021 and 2022, respectively. Our gross margin was 34.6%, 65.4% and 74.0% in 2020, 2021 and 2022, respectively. We achieved net income attributable to Daqo New Energy Corp. shareholders of $129.2 million, $748.9 million and $1,819.8 million in 2020, 2021 and 2022, respectively.

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

Demand for photovoltaic products

Our business and revenue growth are, in part, dependent on the demand for photovoltaic products. The photovoltaic industry remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Although demand for photovoltaic products has grown significantly in recent years, the global economic slowdown and turmoil in the global financial markets, including the European sovereign debt crisis that unfolded in 2010, impact of COVID-19, slowdown of the Chinese economy, and the Russia-Ukraine war and related sanctions and other conflicts between Russia and Western countries, have made solar energy less cost competitive and less attractive as an alternative source of energy.

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

Global solar PV installations in 2022 totaled approximately 268 GW, representing a 53% increase from 175 GW in 2021. The annual newly added solar PV installations in China were estimated to be approximately 87 GW in 2022, compared to 55 GW in 2021 and 48 GW in China in 2020. China continued to rank as the largest solar PV market globally, with the United States and India ranking the top three globally in 2022. According to several solar PV market reports and our estimation, we expect global solar installations in 2023 to be approximately 380 to 420 GW.

Product prices

The sales prices of our photovoltaic products are volatile and cannot always be predicted with certainty. Our sales prices declined from mid-2008 to the middle of 2010 due to industry-wide excess supply but stabilized in the third quarter of 2010 and increased marginally in the fourth quarter of 2010 due to end market demand. In 2011, our sales prices declined rapidly in the fourth quarter primarily due to excess supply in the market. The decline in sales prices continued throughout 2012. Our sales prices started to recover through 2013 due to improved demand and reduced inventory levels. The decline in the market price of polysilicon resulted in an approximately 7% decrease in the average selling price of our polysilicon from 2010 to 2011, a further 59.3% decrease from 2011 to 2012 and a further 23.3% decrease from 2012 to 2013. The market prices for polysilicon have improved significantly through 2013, albeit not sufficient to reverse the year-on-year average decrease. In 2014, the average selling prices for polysilicon fluctuated in the range from approximately $20/kg to $22/kg. In 2015, our quarterly average selling prices for polysilicon decreased by 23.4% from $18.09/kg in the first quarter to $13.86/kg in the fourth quarter of 2015. In 2016, our gross margin for our continuing operation was 39.7% primarily due to significant cost reduction in polysilicon. In 2017, our gross margin for our continuing operations was 44.6% primarily due to continuously significant cost reduction in polysilicon along with increasing of selling prices. In 2018, our gross margin from our continuing operations decreased to 32.5%, primarily due to lower selling prices impacted by the unfavorable solar policy announced by Chinese government on May 31, 2018. In 2019, our gross margin for our continuing operations was 22.9%, primarily due to lower selling prices impacted by delayed installations in China. In 2020, our gross margin for our continuing operations was 34.6%. The increase as compared to 2019 was primarily due to reduced production cost. Our gross margin increased from 34.6% in 2020 to 65.4% in 2021, primarily due to higher average selling prices (ASPs). Our gross margin increased from 65.4% in 2021 to 74.0% in 2022, primarily due to higher ASPs.

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

Company’s quarterly polysilicon external sales volume and ASPs from 2017 to 2022 (VAT excluded):

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

Our production capacity and utilization

We focus on our core businesses and are committed to expanding our capacity and further improving our operation efficiency, cost structure and product quality by adopting new technologies and optimizing the manufacturing processes. In September 2012, we successfully completed our Xinjiang Phase 2A facilities. At the end of 2016, we completed the construction and installation of Phase 3A and commenced initial production in the first quarter of 2017. By the end of the second quarter of 2017, Phase 3A facilities reached full production capacity. In August 2017, our Board of Directors approved the Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which each increased our production capacity by 35,000 MT. We completed the Phase 4A project and begin pilot production in September 2019 and reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000MT. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual production capacity to 105,000 MT in January 2022. We also plan to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT (i.e., our Phase 5 expansion project) and for the semiconductor industry with a total annual capacity of 21,000 MT and silicon metal projects with a total annual capacity of 300,000 MT in Baotou. In the first phase, we began the construction of our Phase 5A project (an 100,000 MT polysilicon project for the solar industry) and an 1,000 MT polysilicon project for the semiconductor industry in March 2022. We completed the construction of the Phase 5A project in April 2023 and expect to complete the 1,000 MT polysilicon project in September or the fourth quarter of 2023. We began the construction of our Phase 5B project (a 100,000 MT polysilicon project for the solar industry) in March 2023 and expect to complete it by the end of 2023.

Our polysilicon production costs consist primarily of the costs of electricity and other utilities, raw materials, labor and depreciation. In our polysilicon manufacturing facilities in Xinjiang, because of the abundant coal resources, the local electricity rate is much lower than that in most areas in China. This cost advantage, along with our operational expertise, enables us to become one of the lowest cost producers around the globe. We have implemented additional measures to reduce our production costs through technology, process and equipment improvement. For example, in 2016, we continued our efforts to improve manufacturing efficiency and optimize production processes through several R&D and technology improvement projects in our Xinjiang polysilicon facilities. As a result of our continuous cost reduction efforts, we successfully reduced our annual average polysilicon production cost (including depreciation) by 5.8% from $9.38/kg in 2016 to $8.84/kg in 2017. We fully ramped up our Phase 3B facilities in December 2018 and further reduced our production cost to $7.94/kg in the fourth quarter of 2018. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from low cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. During 2020, we continued to successfully lower our production cost by scaling up our capacity and improving efficiency. During 2021, our production cost increased as compared to 2020, primarily due to increasing cost of raw materials. However, if the impact of higher raw material cost is excluded, we still achieved lower production cost, primarily due to our efforts in additional energy savings and improvement on manufacturing efficiency. During 2022, our production cost decreased as compared to 2021, primarily due to lower raw material cost and improved operational efficiency. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations.

Indicative polysilicon production cost breakdown in Q4 2022:

Components of Results of Operations

Revenues

Our revenues are derived from the sale of polysilicon. We plan to continue to focus on our current polysilicon production business to further improve operation efficiency, cost structure and product quality. If we are successful in executing our expansion plans, we expect our polysilicon revenue to continue to grow.

We commenced polysilicon production in 2008. We produced 77,288 MT, 86,587 MT and 133,812 MT of polysilicon and sold 74,812 MT, 75,356 MT and 132,909 MT of polysilicon in 2020, 2021 and 2022, respectively. Our polysilicon selling prices are directly affected by global supply and demand conditions. In 2020, the annual average selling price deceased by 1.2% as compared to 2019. In 2021, the annual average selling price increased by 147.2% as compared to 2020. In 2022, the annual average selling price increased by 49.5% as compared to 2021, primarily due to the robust global demand for solar PV products and a relative shortage in polysilicon supply. We generated revenues of $675.6 million, $1,678.8 million and $4,608.4 million in 2020, 2021 and 2022, respectively. We achieved net income attributable to our shareholders of $129.2 million, $748.9 million and $1,819.8 million in 2020, 2021 and 2022, respectively.

We have entered into framework agreements with some of our customers. These contracts typically contain binding terms related to the sales volume of our polysilicon during the contract term. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are placed. Such pricing determination method has caused, and is expected to continue to cause, fluctuations in our revenues and results of operations. In 2020, our top three customers, Longi, Jinko Solar and Shangji Automation, accounted for approximately 54.7%, 18.8% and 10.0% of our revenues from continuing operations, respectively, and the three customers in aggregate accounted for approximately 83.4% of our revenues from continuing operations. In 2021, our top three customers, Longi, JA solar and Shangji Automation, accounted for approximately 31.7%, 16.0% and 13.7% of our revenues, respectively, and the three customers in aggregate accounted for approximately 61.4% of our revenues. In 2022, our top three customers, Longi, Shangji Automation and Gokin Solar, accounted for approximately 29.9%, 13.3% and 11.5% of our revenues, respectively, and the three customers in aggregate accounted for approximately 54.7% of our revenues.

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

Due to our capacity expansion, depreciation in absolute terms increased significantly prior to 2014. Depreciation in absolute terms decreased significantly in 2014, primarily as a result of our revision to the expected useful lives of fixed assets during the first quarter of 2014 and the deconsolidation of our former variable interest entity as of December 30, 2013. Along with the full ramp-up of Phase 2B polysilicon expansion project since August 2015, the depreciation in absolute terms increased significantly in 2015 and 2016 due to higher production volume. Depreciation in absolute terms continued to increase in 2017 and 2018 as we fully ramped up Phase 3A and 3B polysilicon expansion projects in the first quarter of 2017 and December 2018, respectively. Depreciation in absolute terms continued to increase in 2019 and 2020 as we were running the Phase 3B project in full capacity throughout the year and fully ramped up Phase 4A project in December 2019. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total production capacity to 105,000 MT in January 2022. Our Phase 5A and 5B expansion projects in Inner Mongolia are expected to increase our annual production capacity for polysilicon to 305,000 MT by the end of 2023. Depreciation would resume its upward trend if we were to further expand our polysilicon production capacity or conduct technology improvement. We also expect our total cost of revenues to increase as we increase our sales volume.

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

Research and development expenses

Our research and development expenses consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses to increase in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products, and expand our polysilicon manufacturing business. Our research and development expenses from continuing operations in 2020, 2021 and 2022 primarily resulted from continuous technology improvement projects for polysilicon production.

Other operating income

Our other operating income reflects unrestricted government subsidies that we receive from time to time, including financial incentives from the Xinjiang and Inner Mongolia local governments, which are unrestricted as to use and can be utilized by us in any manner we deem appropriate. We have utilized, and expect to continue to utilize, these subsidies to fund general operating expenses. We record unrestricted government subsidies as other operating income when we receive them. The amount and timing of subsidies cannot be predicted with certainty.

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

Xinjiang Daqo is a foreign-invested enterprise established on February 22, 2011, located in Shihezi Economic Development Area in Xinjiang Autonomous Region. Inner Mongolia Daqo New Energy is a subsidiary of Xinjiang Daqo established on October 25, 2021, located in Baotou in Inner Mongolia Autonomous Region. According to Announcement No.23 [2020] of the Ministry of Finance, State Taxation Administration and National Development and Reform Commission, Xinjiang Daqo and Inner Mongolia Daqo New Energy were established in western China and meet certain requirements for a preferential tax rate under the announcement, and therefore are entitled to a preferential tax rate of 15% until December 31, 2030. During the years ended December 31, 2021 and 2022, Xinjiang Daqo and Inner Mongolia Daqo New Energy were entitled to a preferential tax rate of 15%. Other PRC subsidiaries are subject to the statutory rate of 25%.

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. In accordance with applicable accounting principles of ASC 740-30, a deferred tax liability shall be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis of an investment in a foreign subsidiary, except for the indefinite reinvestment exception. Before Xinjiang Daqo’s initial public offering in China in 2021, we determined that the undistributed earnings of Xinjiang Daqo had been and would be indefinitely reinvested, and no deferred tax liability was recognized on the undistributed earnings of Xinjiang Daqo. Upon the completion of Xinjiang Daqo’s IPO in 2021, Xinjiang Daqo’s dividends distribution policy was changed to be that, its accumulated dividends distributed in cash in the recent three years shall not be less than 30% of its average annual distributable profits in the past three years, to be compliant/comply with PRC listing rules. That means, no less than 10% of its annual attributable profit will be distributed during the recent three years since 2021. Therefore, we recorded a deferred tax liability of $14.5 million as of December 31, 2021 based on the fact that 20.18% of distributable profit from Xinjiang Daqo and its subsidiaries (“PRC listed group”) for the year ended December 31, 2021 would be distributed in the future. We recorded a deferred tax liability of $79.9 million as of December 31, 2022 based on an estimate that 40.2% of distributable profit from PRC listed group for the year ended December 31, 2022 will be distributed in 2023.

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

	Year Ended December 31,
	2020	2021	2022

	US$ in thousands
Revenues	675,602	1,678,793	4,608,350
Cost of revenues	(441,610)	(581,585)	(1,200,428)
Gross profit	233,992	1,097,208	3,407,922
Operating (expenses) income:
Selling, general and administrative expenses	(39,472)	(39,904)	(354,074)
Research and development expenses	(6,856)	(6,495)	(10,041)
Other operating income (expenses), net	191	609	(3,181)
Total operating expenses, net	(46,137)	(45,790)	(367,296)
Income from operations	187,855	1,051,418	3,040,626
Interest expense, net	(25,725)	(20,482)	14,473
Exchange gain	—	—	680
Investment income	—	4,012	1,110
Income before income taxes	162,130	1,034,948	3,056,889
Income tax expense	(28,182)	(170,101)	(577,247)
Net income from continuing operations	133,948	864,847	2,479,642
(Loss) from discontinued operations, net of tax	(141)	—	—
Net income	133,807	864,847	2,479,642
Net income attributable to non-controlling interest	4,612	115,923	659,841
Net income attributable to Daqo New Energy Corp.’s ordinary shareholders	129,195	748,924	1,819,801

Note: “0” in above table means less than U.S.$1,000.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue. The revenue was $4,608.4 million in 2022, representing an increase of 174.5% from $1,678.8 million in 2021, primarily due to higher polysilicon ASPs and higher sales volume. All of the polysilicon sold in 2022 and 2021 was manufactured in our Xinjiang facilities. Our external sales volume increased by 76.4% from 75,356 MT in 2021 to 132,909 MT in 2022. Our annual average selling prices increased by 55.3% from $22.19/kg in 2021 to $34.47/kg in 2022.

Cost of revenue. The cost of revenue was $1,200.4 million in 2022, representing an increase of 106.4% from 581.6 million in 2021. The increase in cost of revenue from product sales was attributable primarily to increased sales volume.

Gross profit. We had a gross profit of $3,407.9 million in 2022, representing an increase of 210.6% from $1,097.2 million in 2021.

Selling, general and administrative expenses. Our selling, general and administrative expenses for continuing operations increased to $354.1 million in 2022, compared to $39.9 million in 2021, primarily due to non-cash share-based compensation cost related to the Company’s 2022 share incentive plan, which was $299.3 million and $8.4 million in 2022 and 2021, respectively.

Research and development expenses. Our research and development expenses were $10.0 million in 2022, compared to $6.5 million in 2021. The research and development expenses vary from period to period reflecting the R&D activities that occur in such period.

Other operating income (expenses), net. Other operating expenses were $3.2 million in 2022, compared to other operating income of $0.6 million in 2021. Our other operating expenses were primarily attributable to our loss on disposal of fixed assets. Our other operating income mainly consisted of unrestricted cash subsidies that we received from local government authorities, which vary from period to period at the discretion of the corresponding local government authorities.

Interest expense, net. Our net interest income was $14.5 million in 2022, compared to net interest expenses of $20.5 million in 2021. The increase in interest income was primarily due to higher cash at banks balance.

Income tax expense. Income tax expenses were $577.2 million in 2022, compared to $170.1 million in 2021, primarily due to higher income before income taxes.

Net income. As a result of the foregoing, net income was $2,479.6 million, compared to $864.8 million in 2021.

Net income attributable to our shareholders. As a result of the factors described above, we had net profit attributable to our shareholders of $1,819.8 million in 2022, a 143.0% increase from $748.9 million in 2021.

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

Other operating income, net. Other operating income from continuing operations was $0.6 million in 2021, compared to $0.2 million in 2020, and mainly consisted of unrestricted cash subsidies that we received from local government authorities, which vary from period to period at the discretion of the corresponding local government authorities.

Interest expense, net. Our net interest expenses for continuing operations were $20.5 million in 2021, compared to $25.7 million in 2020. The decrease was primarily due to lower balance of bank loans.

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

B.Liquidity and Capital Resources

 Liquidity

Our cash, cash equivalents and restricted cash increased by $3.1 million, $605.6 million and $2,796.4 million during 2020, 2021 and 2022, respectively. Net cash provided by operating activities was $209.7 million, $639.0 million and $2,462.7 million in 2020, 2021 and 2022, respectively. Net cash used in investing activities was $118.5 million, $781.9 million and $998.4 million in 2020, 2021 and 2022, respectively. Net cash used in financing activities was $95.5 million in 2020, net cash provided by financing activities was $736.2 million in 2021 and net cash provided by financing activities was $1,472.1 million in 2022.

We believe that our cash, cash equivalents, cash flows from operating activities and our subsidiary Xinjiang Daqo’s equity offerings will be sufficient to meet our working capital, capital expenditure needs that will arise in 2023 and beyond.

The following significant developments in 2022 and the first quarter of 2023 have impacted our liquidity or are expected to impact our liquidity:

●	As of December 31, 2022, our current assets exceeded our current liabilities by $4,152.6 million, and our amounts due to related parties of $8.4 million were included in our current and non-current liabilities. As of December 31, 2022, we had cash, cash equivalents and restricted cash of $3,520.4 million. We did not have any bank borrowings as of the same date. We had capital commitments of $414.3 million as of December 31, 2022 relating to the purchase of property, plant and equipment to be fulfilled in the next twelve months.
●	In December 2021, we entered into a strategic cooperation framework agreement with Baotou City to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT (i.e. our Phase 5 expansion project) and for the semiconductor industry with a total annual capacity of 21,000 MT, silicon metal projects with a total annual capacity of 300,000 MT and silicone projects with a total annual capacity of 200,000 MT in Baotou City, Inner Mongolia. These projects will be conducted in several phases. In the first phase, we began the construction of our Phase 5A project (an 100,000 MT polysilicon project for the solar industry) and an 1,000 MT polysilicon project for the semiconductor industry in March 2022. We completed the construction of the Phase 5A project in April 2023 and expect to complete the construction of the 1,000 MT polysilicon project in September or the fourth quarter of 2023. In the second phase, we began the construction of our Phase 5B project (a 100,000 MT polysilicon project for the solar industry) in March 2023 and expect to complete it by the end of 2023. We estimate our total investments for the above projects of the first and second phases in Baotou Citi to be approximately RMB17.19 billion ($2.49 billion). The plan and timetable for the following phases of projects will be determined later according to market conditions. Capital expenditures related to our Baotou projects were not included in the capital commitments of $397.1 million as of December 31, 2022 disclosed in the sub-paragraph above.
●	In March 2023, the Board of Directors of Xinjiang Daqo approved the Profit Distribution Plan of 2022 (the “2022 Distribution Plan”), which proposed to distribute cash dividends inclusive of taxes of RMB7,694.6 million (equivalent to approximately $1,115.6 million). As a result, approximately 40.2% of Xinjiang Daqo’s distributable profit in 2022 will be distributed in 2023. The 2022 Distribution Plan was approved by the annual shareholders’ meeting of Xinjiang Daqo on April 6, 2023.

We have taken or plan to take the following actions to effectively manage our liquidity:

●	Our subsidiary Xinjiang Daqo completed its private offering of ordinary shares of approximately RMB11 billion in July 2022. The majority of the funds so raised has been used for our Phase 5A polysilicon expansion project in Baotou City, Inner Mongolia.
●	Our Phase 4B project increased our nameplate production capacity for polysilicon from 70,000 MT per annum to 105,000 MT per annum starting from January 2022. Our Phase 5A project increased our annual production capacity for polysilicon to 205,000 MT in April 2023, and our Phase 5B project is expected to further increase our annual production capacity for polysilicon to 305,000 MT by the end of 2023. These new projects are expected to increase our operating cash inflow and reduce our average unit cost.

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

Cash Flows and Working Capital

Polysilicon production requires intensive capital investment. Due to our relatively short operating history, our financing has been primarily through sales of polysilicon, bank borrowings, advances from customers and equity offerings. The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2020	2021	2022

	(in thousands of US$)
Net cash provided by operating activities from continuing operation	209,753	638,989	2,462,652
Net cash used in operating activities from discontinued operation	(50)	—	—
Net cash provided by operating activities	209,703	638,989	2,462,652
Net cash used in investing activities from continuing operation	(118,292)	(781,894)	(998,416)
Net cash used in investing activities from discontinued operation	(195)	—	—
Net cash used in investing activities	(118,487)	(781,894)	(998,416)
Net cash (used in) provided by financing activities from continuing operation	(95,471)	736,225	1,472,091
Net cash used in financing activities from discontinued operation	—	—	—
Net cash (used in) provided by financing activities	(95,471)	736,225	1,472,091
Effect of exchange rate changes	7,365	12,242	(139,942)
Net increase in cash, cash equivalents and restricted cash	3,110	605,562	2,796,385
Cash, cash equivalents and restricted cash, at the beginning of the year	115,294	118,404	723,966
Cash, cash equivalents and restricted cash, at the end of the year	118,404	723,966	3,520,351
Supplemental disclosure of cash flow information:
Interest paid	24,696	21,158	7,926
Income taxes paid	12,808	108,099	350,583
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payables	73,148	142,937	251,127
Purchases of property, plant and equipment included in amount due to related parties - short-term portion	198	5,979	4,082

Our cash, cash equivalents and restricted cash increased by $3.1 million, $605.6 million and $2,796.4 million during 2020, 2021 and 2022, respectively. As of December 31, 2022, we had $3,499.5 million in cash and cash equivalents and $20.9 million in restricted cash. Restricted cash was primarily composed of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit, bank notes. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturity of three months or less.

As of December 31, 2022, we had a positive working capital (total current assets in excess of total current liabilities) of $4,152.6 million. We had cash, cash equivalents and restricted cash of $3,520.4 million and short-term and long-term bank borrowings of nil, as of December 31, 2022. We had total capital commitments of $414.3 million as of the same date.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash needs. Current PRC regulations restrict the ability of our subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors-Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our wholly owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends” and “Item 8. Financial Information—Dividend Policy” for more information.

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2022 was $2,462.7 million, primarily resulting from $4,423.6 million of cash received from the sales of our products, partially offset by our payments for raw materials and utilities of $982.7 million, tax paid of $871.8 million, employee salaries and welfare payment of $98.5 million and interest payment of $7.9 million. We generated positive operating cash flow in 2022. The fluctuation was primarily due to higher revenues and gross margin.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was $998.4 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $1,205.3 million and purchase and offset by redemption of short-term investments of $298.3 million.

Net cash used in investing activities from continuing operation for the year ended December 31, 2021 was $781.9 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $498.5 million and purchase and redemption of short-term investments of $273.6 million.

Net cash used in investing activities from continuing operation for the year ended December 31, 2020 was $118.3 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $118.3 million.

Financing Activities

Net cash provided by financing activities from continuing operation for the year ended December 31, 2022 was $1,472.1 million, primarily resulting from the net proceeds of $1,630.6 million from Xinjiang Daqo’s private offering in China, which was partially offset by repurchase of shares in the amount of $124.9 million.

Net cash provided by financing activities from continuing operation for the year ended December 31, 2021 was $736.2 million, primarily resulting from cash received from Xinjiang Daqo’s IPO in the amount of $935.0 million, which was partially offset by the repayment of bank loans in the amount of $244.8 million.

Net cash used in financing activities from continuing operation for the year ended December 31, 2020 was $95.5 million, primarily resulting from the repayment of bank borrowings in the amount of $198.0 million, which was partially offset by proceeds received from bank borrowings in the amount of $98.6 million, as well as proceeds from non-controlling interests in the amount of $28.1 million.

Capital Expenditures

In 2020, we incurred capital expenditure of $117.0 million for our Phase 4A expansion project. In 2021, we incurred capital expenditure of $451.0 million for our Phase 4B expansion project. In 2022, we incurred capital expenditure of $1,030.0 million for our Phase 4B and Phase 5A expansion projects. The capital expenditure per unit in Phase 1, Phase 2A, Phase 2B, Phase 3A, Phase 3B, Phase 4A, Phase 4B, Phase 5A and Phase 5B was $114.0/kg, $56.8/kg, $26.7/kg, $16.5/kg, $14.2/kg, $13.0/kg, $18.4/kg, $11.60/kg and $13.32/kg, respectively, as of December 31, 2022. For additional information, see also “—B. Liquidity and Capital Resources” and “Item 4. Information on the Company—B. Business Overview—Manufacturing Capacity” in this annual report.

Our capital expenditures are expected to remain at a relatively high level in the foreseeable future. The total capital expenditures for our Phase 5A and Phase 5B expansion projects are approximately $1,160.3 million and $1,331.6 million, respectively, of which an aggregate of $1,024.2 million had been spent as of December 31, 2022. We intend to use cash generated from operating activities and take other actions to obtain alternative sources of financing, such as obtaining loan facilities from financial institutions, raising funds from the capital markets or entering into capital arrangements to meet our capital expenditure requirements.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Market Trends

Global solar PV installations in 2022 totaled approximately 268 GW, representing a 53% increase from 175 GW in 2021. In 2022, the annual newly added solar PV installations in China were approximately 87 GW, which were significantly higher than 55 GW in 2021. According to several solar PV market reports and our estimation, we expect global solar installations in 2023 to be approximately 380 to 420 GW.

Operational Trends

We successfully completed the construction of our Phase 2A facilities in Xinjiang in September 2012 and fully ramped up capacity to 5,000 MT at our Phase 2A facilities prior to the end of March 2013. We also completed a “debottlenecking” project prior to the end of 2013, which increased our annual capacity to 6,150 MT. We fully ramped up capacity of our Phase 2B expansion project and expanded the production capacity at our Xinjiang polysilicon facilities to 12,150 MT. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. As a result, we lowered our production cost of polysilicon (including depreciation) and cash cost (excluding depreciation) to $9.74/kg and $7.69/kg, respectively, in the fourth quarter of 2015. In 2016, we continued to focus on polysilicon manufacturing improvement to further lower our cost structure. We achieved our record low cost structure in the third quarter of 2016, with production cost (including depreciation) and cash cost (excluding depreciation) of $8.66/kg and $6.88/kg, respectively. We completed the construction and installation of Phase 3A by the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our board of directors approved the Phase 3B expansion project. The Phase 3B facility was ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which each increased our production capacity by 35,000 MT. We completed the Phase 4A project and began pilot production in September of 2019 and ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total production capacity to 105,000 MT in January 2022. We also plan to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT (i.e. our Phase 5 expansion project) and for the semiconductor industry with a total annual capacity of 21,000 MT and silicon metal projects with a total annual capacity of 300,000 MT in Baotou. We completed the construction of the Phase 5A project in April 2023, which increased our annual production capacity for polysilicon to 205,000 MT. Our Phase 5B project is expected to further increase our annual production capacity for polysilicon to 305,000 MT by the end of 2023. The plan and timetable for the following phases will be determined later according to market conditions.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2022 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

We have compared the useful lives and residual value of each asset category with the comparable companies in the industry, and we are not aware of any significant variances. Changes in estimated useful lives of our assets could significantly impact future periods’ depreciation expense and have a material impact on our Consolidated Financial Statements. If the estimated useful lives of all depreciable assets were increased by five years, annual depreciation expense would decrease by approximately $16.5 million. If the estimated useful lives of all depreciable assets were decreased by five years, annual depreciation expense would increase by approximately $31.8 million. We are projecting an increase in our depreciation expense in 2023 versus 2022 which is mainly driven by an increase in our projected depreciable asset base.

Recent Accounting Pronouncements

There is no recently issued accounting pronouncement or accounting pronouncement not yet adopted that has or would have material impact on our consolidated financial statements.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Guangfu Xu	80	Chairman of the board of directors
Longgen Zhang	58	Chief executive officer and director
Xiang Xu	52	Vice Chairman of the board of directors
Dafeng Shi	50	Director
Fumin Zhuo	71	Independent director
Rongling Chen	81	Independent director
Minsong Liang	54	Independent director
Shuming Zhao	70	Independent director
Arthur Wong	63	Independent director
Ming Yang	48	Chief financial officer
Fei Ge	59	Director

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

Mr. Xiang Xu is the vice chairman of our Board of Directors. He is also the president of Daqo Group and currently holds directorship positions with 25 subsidiaries of Daqo Group. Mr. Xu has served as a director of our Company since our incorporation in November 2007. Mr. Xu served as the general manager of Jiangsu Changjiang Electric Co., Ltd., a subsidiary of Daqo Group, from January 2000 through May 2006. Mr. Xu received his EMBA degree from Nanjing University in 2004. Mr. Xiang Xu is the son of Mr. Guangfu Xu.

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

Mr. Fumin Zhuo is one of our independent directors. Mr. Zhuo has served as our director since November 2009. He currently also serves as an independent director of two Hong Kong Stock Exchange-listed companies, including SRE Group Ltd. and Sinopharm Group Co. Ltd., and of one Shanghai Stock Exchange-listed company, Dazhong Transportation (Group) Co., Ltd. Mr. Zhuo has also served as non-executive director of Besunyen Holdings Company Limited, a company listed on the Hong Kong Stock Exchange. Mr. Zhuo has over 45 years of experience in investment and corporate management. Mr. Zhuo is currently a managing partner and the chairman of V Star Capital. Since 2002, Mr. Zhuo has served as the chairman and chief executive officer of Vertex China Investment Company, the chairman of Venture Star Investment (HK) Limited and a managing partner of GGV Capital respectively. From 1995 to July 2002, Mr. Zhuo was the chief executive officer of Shanghai Industrial Holding Ltd. and the chairman of SIIC Medical Science & Technology (Group). Prior to that, starting in 1987, Mr. Zhuo served as chief assistant officer of the Shanghai Economic System Reform Committee. Mr. Zhuo has extensive experience in venture capital fund formation, mergers and acquisitions, and investment management. Mr. Zhuo graduated from Shanghai Jiaotong University’s Electrical Engineering School in 1983 and then received his master’s degree in economics from Fudan University in 1997.

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

Mr. Arthur Wong is one of our independent directors. Mr. Wong has been serving as our director since December 2012. Mr. Wong currently serves as an independent director and Chairman of the Audit Committee of Canadian Solar Inc. (NASDAQ: CSIQ) and Microvast Holdings Inc (NASDAQ: MVST). From 2008 to 2018, Mr. Wong served as Chief Financial Officer for Asia New-Energy, Nobao Renewable Energy, GreenTree Inns Hotel Management Group and Beijing Radio Cultural Transmission Company Limited sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, with his last position as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants, the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

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

Mr. Fei Ge is one of our directors. Mr. Ge has served as our director since June 8, 2022. He is also the executive president of Daqo Group responsible for technology innovation and digitalized manufacturing. Mr. Ge served as a director of our company from our initial public offering in 2010 until February 2013. Mr. Ge holds an MBA degree from Nanjing University.

Composition of Board of Directors

Our board of directors consists of ten directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration. Subject to our Fourth Amended and Restated Memorandum and Articles of Association, the directors may exercise all the powers of our company to borrow money, mortgage his or her undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. We have majority-independent compensation committee and nominating and corporate governance committee and a fully independent audit committee.

B.Compensation

In 2022, our aggregate payment of cash to directors or executive officers was approximately $1.7 million. See “—Share Incentive Plans.” Our PRC subsidiaries are and were required, as the case may be, by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. We did not accrue or set aside any pension or similar retirement benefits for our executive officers and directors for the fiscal year ended December 31, 2022. Other than the aforementioned statutorily required contributions, we have not set aside or accrued any other amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Plan Administration. Our Board of Directors, or a committee designated by our Board of Directors, will administer the plan. The committee or the full Board of Directors, as appropriate, will determine the provisions and terms and conditions of each award and may delegate their authorities to one or more officers of the Company. Any grant or amendment of awards to any committee member requires an affirmative vote of a majority of the board members who are not on the committee. The chief executive officer of our company is delegated with the exclusive power, authority and discretion of the committee or Board to determine the grantees and certain terms of the awards; provided, however, that such delegation shall be limited to awards granted to, or held by, any participants other than the directors and senior executives of our company (including the chief executive officer himself).

Award Agreement. Awards granted under our 2018 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to our employees, consultants, members of our Board of Directors and other individuals as determined, authorized and approved by the committee designated by our Board of Directors or our chief executive officer, as appropriate.

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

2022 Share Incentive Plan

In August 2022, our Board of Directors adopted the 2022 share incentive plan, or the 2022 Plan. Our Board of Directors has authorized the issuance of up to 37,253,465 ordinary shares underlying all options (including incentive share options, or ISOs, and options other than ISOs), restricted shares and restricted share units granted to a participant under the plan, or the awards.

The following paragraphs summarize the terms of our 2022 Plan.

Plan Administration. Our Board of Directors, or a committee designated by our Board of Directors, will administer the plan. The committee or the full Board of Directors, as appropriate, will determine the provisions and terms and conditions of each award and may delegate their authorities to one or more officers of the Company. Any grant or amendment of awards to any committee member requires an affirmative vote of a majority of the board members who are not on the committee. The chief executive officer of our company is delegated with the exclusive power, authority and discretion of the committee or Board to determine the grantees and certain terms of the awards; provided, however, that such delegation shall be limited to awards granted to, or held by, any participants other than the directors and senior executives of our company (including the chief executive officer himself).

Award Agreement. Awards granted under our 2022 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to our employees, consultants, members of our Board of Directors and other individuals as determined, authorized and approved by the committee designated by our Board of Directors or our chief executive officer, as appropriate.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction in which the successor entity does not assume our outstanding awards under our 2022 Plan, provided that the plan participant remains an employee, consultant or member of our Board of Directors on the effective date of the corporate transaction. In such event, each outstanding award will become fully exercisable and all forfeiture restrictions on such award will lapse immediately prior to the specified effective date of the corporate transaction.

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

In the event that our company does not survive, or does not survive as a public company, the committee may make a provision for a cash payment in settlement or exchange of any outstanding awards, or provide for the accelerated vesting of any awards.

Exercise Price and Term of Options Other than ISOs. The committee designated by our Board of Directors will determine, amend or adjust the exercise price of options other than the ISOs, and determine the time or times at which, and the conditions to be satisfied before, such options may be exercised in whole or in part. Subject to any future amendment or modification to the plan, the term of any option other than an ISO granted under the 2022 Plan may not exceed fifteen years, subject to any amendment or modification of the plan.

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

Amendment and Termination. Our Board of Directors or the committee designated by it may at any time amend, suspend or terminate our 2022 Plan. Amendments to our 2022 Plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Unless terminated earlier, our 2022 Plan shall continue in effect for a term of fifteen years from the date of adoption.

As of the date of this annual report, excluding the expired and cancelled options, we have granted options to purchase a total of 23,393,525 of our ordinary shares and 94,293,015 restricted share units under our share incentive plans, of which options to purchase a total of 95,775 ordinary shares and 17,527,550 restricted share units were outstanding.

The following table summarizes the options and restricted share units granted as of the date of this annual report to our senior executive officers, directors and to other individuals as a group since 2014, without giving effect to the options that were exercised or terminated, if any.

	Number	Exercise Price
Name	of Shares*	($/Share)	Date of Grant	Date of Expiration
Directors and officers as a group	4,504,166	0.59	January 28, 2014	January 27, 2024
	5,791,875	0.59	January 12, 2015	January 11, 2025
	1,000,000	0.59	July 6, 2015	July 5, 2025
	9,079,992	N/A	February 3, 2017	February 2, 2027
	27,665,641	N/A	June 6, 2018	June 5, 2033
	4,512,500	N/A	December 21, 2018	December 20, 2033
	36,575,000	N/A	August 10, 2022	August 9, 2037
Other individuals as a group	1,680,000	0.59	January 28, 2014	January 27, 2024
	1,342,500	0.59	January 12, 2015	January 11, 2025
	3,574,000	N/A	February 3, 2017	February 2, 2027
	8,690,000	N/A	June 6, 2018	June 5, 2033
	3,592,500	N/A	December 21,2018	December 20, 2033
	678,465	N/A	August 10, 2022	August 9, 2037
Total	108,686,639

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than that may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

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

In 2022, our audit committee held meetings five times and passed resolutions by unanimous written consent four times.

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

In 2022, our Compensation Committee passed resolutions by unanimous written consent once.

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

In 2022, our Corporate Governance and Nominating Committee passed resolutions by unanimous written consent once.

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

D.Employees

As of December 31, 2022, we employed 4,099 employees, including 3,142 in manufacturing and quality assurance, 29 in purchasing, 449 in research and development, 10 in sales and marketing and 469 in general and administrative. In addition, we engaged independent contractors and temporary personnel from time to time. All of these employees and independent contractors are located at our facilities in Chongqing, Shanghai, Xinjiang and Inner Mongolia, China. We had a total of 1,896, 2,399 and 4,099 employees as of December 31, 2020, 2021 and 2022, respectively.

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

The calculations in the table below are based on 386,330,402 ordinary shares outstanding as of the date of this annual report.

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

	Ordinary Shares
	Beneficially Owned
	Number	%
Directors and Executive Officers:
Guangfu Xu(1)	54,517,670	13.6
Xiang Xu(2)	36,796,813	9.4
Dafeng Shi(3)	9,954,866	2.6
Fei Ge(4)	10,704,709	2.8
Longgen Zhang(5)	11,190,192	2.8
Fumin Zhuo(6)	*	*
Rongling Chen(7)	*	*
Minsong Liang(8)	*	*
Shuming Zhao(9)	*	*
Arthur Wong(10)	*	*
Ming Yang(11)	*	*
All directors and executive officers as a group	125,599,907	32.5

Principal Shareholders:
Gold Intellect Limited(12)	39,000,000	10.1
Duke Elite Limited(13)	15,923,750	4.1
Plenty China Limited(14)	14,820,000	3.8

*Beneficially owns less than 1% of our ordinary shares

Notes:

(1)	Consists of (i) 39,000,000 ordinary shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu and (ii) 15,517,670 ordinary shares issuable upon exercise of restricted share units held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Guangfu Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.
(2)	Consists of (i) 3,184,750 ADSs, representing 15,923,750 ordinary shares, beneficially owned by Duke Elite Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, (ii) 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, and (iii) 6,053,063 ordinary shares issuable upon exercise of restricted share units held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Xiang Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.
(3)	Consists of (i) 5,449,584 ordinary shares held by Lucky Prosper Investments Limited, a British Virgin Islands company wholly owned and controlled by Mr. Dafeng Shi, (ii) 120,000 ADSs, representing 600,000 ordinary shares owned by Mr. Dafeng Shi as a result of cash exercise of options, and (iii) 3,905,282 ordinary shares issuable upon exercise of restricted share units held by Mr. Shi that are exercisable within 60 days of the date of this annual report. Mr. Dafeng Shi’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Shi is a director of our company.
(4)	Consists of (i) 1,959,205 ADSs, representing 9,796,025 ordinary shares owned by Mr. Fei Ge, and (ii) 908,684 ordinary shares issuable upon exercise of restricted share units held by Mr. Ge that are exercisable within 60 days of the date of this annual report. Mr. Fei Ge’s business address is c/o No. 66, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Ge is a director of our company.
(5)	The business address of Mr. Zhang is Unit 29, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.

(6)	The business address of Mr. Zhuo is Unit 3501, Two IFC, 8 Century Avenue, Pudong District, Shanghai, China.
(7)	The business address of Mr. Chen is No.585, Jianguoxi Road, Shanghai, PRC.
(8)	The business address of Mr. Liang is Room 806, Tower C, Vantone Center, No. 6 Chaoyangmenwai Street, Chaoyang District, Beijing, PRC.
(9)	The business address of Mr. Zhao is 2002 Anzhong Building, School of Business, Nanjing University, 16 Jinyin Jie, Nanjing, PRC.
(10)	The business address of Mr. Wong is Unit 29, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.
(11)	The business address of Mr. Yang is Unit 29, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.
(12)	Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.
(13)	Duke Elite Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company represented by ADSs held by Duke Elite Limited.
(14)	Plenty China Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company held by Plenty China Limited.

To our knowledge, as of the date of this annual report, 370,207,325 ordinary shares, representing approximately 95.8% of our total outstanding shares (including 20,480,840 ordinary shares issued to JPMorgan Chase Bank, N.A. for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans), were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our directors or executive officers that are shareholders or principal shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Related party transaction with Nanjing Daqo Transformer Systems Co., Ltd.

In 2022, we purchased fixed assets in the amount of $29.9 million from Nanjing Daqo Transformer Systems Co., Ltd.

In 2022, we purchased raw material in the amount of $39.0 thousand from Nanjing Daqo Transformer Systems Co., Ltd.

Related party transactions with Chongqing Daqo Tailai Electric Co., Ltd.

In 2022, we purchased fixed assets and raw materials in the amount of $22.5 million from Chongqing Daqo Tailai Electric Co., Ltd.

Related party transactions with Zhenjiang Daqo Intelligent Electric Co., Ltd

In 2022, we purchased fixed assets in the amount of $6.3 million from Zhenjiang Daqo Intelligent Electric Co., Ltd.

Related party transactions with Zhenjiang Moeller Electric Appliance Co., Ltd.

In 2022, we purchased fixed assets in the amount of $9.3 million from Zhenjiang Moeller Electric Appliance Co., Ltd., which is a company controlled by Daqo Group.

Related party transactions with Nanjing Daqo Electric Co., Ltd.

In 2022, we purchased fixed assets in the amount of $8.2 million from Nanjing Daqo Electric Co., Ltd.

Related party transactions with Zhenjiang Electric Equipment Co., Ltd.

In 2022, we purchased raw materials in the amount of $4.2 million from Zhenjiang Electric Equipment Co., Ltd.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices-Employment Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation-Share Incentive Plans” for a description of stock options and other stock purchase rights we have granted to our directors, officers and other individuals as a group.

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

Dividend Policy

We have not declared or paid any dividends on our ordinary shares or ADSs. We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. Xinjiang Daqo may declare and distribute dividends from time to time to its shareholders including our company, subject to the discretion of its board of directors and approval by its shareholders’ meetings. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Components of Results of Operations—Taxation” for the dividends declared by Xinjiang Daqo historically. We currently intend to retain our available funds and any future undistributed earnings to operate and expand our business, except to execute our share repurchase program approved by our board.

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

Subject to our Fourth Amended and Restated Memorandum and Articles of Association and applicable laws, our board of directors has complete discretion as to whether to recommend a distribution of dividends to shareholders, and any distribution is further subject to the approval of our shareholders. Even if our board of directors decides to recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ADSs and ordinary shares, if any, will be paid in U.S. dollars.

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

Board of Directors

We are managed by a Board of Directors which shall consist of no less than five members. Our Board of Directors currently consists of ten members. An appointment of a director may be in terms that the director shall automatically retire at the next or a subsequent annual general meeting.

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

Dividends

Subject to the PFIC rules discussed below under “Passive Foreign Investment Company Considerations,” the gross amount of any cash or property distribution (including the amount of any taxes withheld) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the depositary in the case of ADSs or by a U.S. Holder in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States has determined is satisfactory for purposes of this condition and which includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to the recipient (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2022. See below under “Passive Foreign Investment Company Considerations” for a more detailed discussion of the PFIC rules. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the NYSE. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Since our ordinary shares are not listed on an established securities market in the United States, it is unclear whether the dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event our company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Chinese Taxation,” above), we may be eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), which the Secretary of the Treasury of the United States has determined is satisfactory for purposes of qualified dividend income treatment, in which case dividends paid with respect to our ADSs or ordinary shares, regardless of whether the ordinary shares are backed by our ADSs, may be treated as qualified dividend income. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends-received deduction allowed to corporations.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Chinese Taxation,” above), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. Subject to generally applicable limitations and conditions, PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the Treaty, the PRC tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for United States federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category” income for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below under “Passive Foreign Investment Company Considerations,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any such capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of tax. The deductibility of a capital loss may be subject to limitations.

In the event that we are treated as a PRC resident enterprise under the PRC EIT Law, gain from the disposition of ADSs or ordinary shares may be subject to the tax in the PRC (see “Chinese Taxation,” above). In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds from the sale or disposition before deduction for the PRC tax. Although capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the ADSs or ordinary shares generally will be U.S. source gain or loss, a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty, may be entitled to elect to treat the gain as foreign source income for U.S foreign tax credit purposes. Under the new foreign tax credit requirements recently adopted by the IRS, any such PRC tax imposed generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except in the case of a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty. If the PRC tax is not a creditable tax or claimed as a credit by the U.S. Holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the ADSs or ordinary shares even though the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders should consult their tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of our ADSs or ordinary shares and any PRC tax imposed on such sale or disposition.

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

Based on our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2022. The determination of whether we are a PFIC is made annually after the close of each taxable year. This determination is based on the facts and circumstances at the time, some of which may be beyond our control, such as the amount and composition of our income and the valuation and composition of our assets, including goodwill and other intangible assets, as implied by the market price of our ordinary shares. In particular, recent declines in the market price of our ADSs and/or ordinary shares significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs and/or ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the consolidated affiliated entities for United States federal income tax purposes, our risk of being a PFIC may substantially increase.

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

If a U.S. Holder holds ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder would generally be required to file IRS Form 8621 (or a successor form). U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investment in ADSs or ordinary shares.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934 or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to (1) the Euro or U.S. dollar income or that we may generate in the future for sale of our photovoltaic products in the international market most or substantially all of and (2) the U.S. dollar and Euro denominated equipment purchase prices that we need to pay from time to time. We believe the impact of foreign currency risk is not material and we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while we use the U.S. dollar as our functional and reporting currency and the ADSs will be traded in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2022, we had RMB-denominated cash and cash equivalents of RMB24,265.2 million and U.S. dollar-denominated cash and cash equivalents of $2.4 million. Assuming that we had converted the U.S. dollar-denominated cash and cash equivalents of $2.4 million into RMB at the exchange rate of $1.00 for RMB6.8972 as of December 30, 2022, this cash and cash equivalents would have been RMB16.4 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, these cash and cash equivalents would have decreased to RMB14.9 million.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADS program established pursuant to the deposit agreement, by making available a set amount or a portion of the depositary fees charged in respect of the ADS program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. In November 2020, we instructed the depositary bank to change the ratio of shares of our company by each ADS from twenty five shares to five shares per ADS. For the year ended December 31, 2022, we received $1.6 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

Part II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15I or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2022. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2022.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2022, has also audited the effectiveness of internal control over financial reporting as of December 31, 2022.

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

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2022, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Years Ended December 31,
	2021	2022

	(in US$thousands)
Audit fees(1)	1,077	1,080
Total:	1,077	1,080

Note:

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

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us in 2022 of ADSs that are registered by us pursuant to Section 12 of the Exchange Act:

			Total Number of ADSs	Approximate Dollar Value of
		Average Price	Purchased as Part of	ADSs that May Yet Be
	Total Number of	Paid per ADS	Publicly Announced Plans	Purchased Under the Plans or
Month	ADSs Purchased	($)(1)	or Programs	Programs ($in millions)(2)
June 2022	331,313	67.24	331,313	97.72
July 2022	378,582	62.55	709,805	74.03
August 2022	661,728	64.97	1,371,623	31.02
September 2022	509,745	60.71	1,881,368	0.07
October 2022	—	—	1,881,368	0.07
November 2022	—	—	1,881,368	700.07
December 2022	109,405	45.63	1,990,863	695.07
Total	1,990,863	62.73	1,990,863	695.07

(1)Excluding broker and transaction fees.
(2)On June 1, 2022, we announced a one-year share repurchase program approved by our board of directors to repurchase up to $120 million worth of our ordinary shares or ADSs on the open market, in negotiated transactions off the market, in block trades or through other legally permissible means in accordance with applicable U.S. securities laws. We completed this repurchase program by the end of September 2022 by spending $119.9 million to repurchase approximately 1.88 million ADSs.

On November 7, 2022, we announced another share repurchase program approved by our board of directors to repurchase up to $700 million worth of our ordinary shares or ADSs on the open market, in negotiated transactions off the market, in block trades or through other legally permissible means in accordance with applicable U.S. securities laws from November 7, 2022 to December 31, 2023. By the end of December 2022, we had spent $5.0 million to repurchase approximately 109.4 thousand ADSs. This share repurchase program does not obligate us to acquire any particular number of ADSs or ordinary shares and may be suspended or discontinued at any time.

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

Section 303A.08 and Section 312.03(a) of the Corporate Governance Rules of the NYSE that shareholder approval will be required for all equity compensation plans and material revisions to these plans. Section 312.03(b) of the Corporate Governance Rules of the NYSE requires shareholder approval for the issuance of common stock, or of securities convertible into common stock, in any transaction or series of transactions to a “related party” (which term is defined as a director, officer or substantial security holder), a subsidiary, affiliate or other closely related person of such related party, or any company or entity in which a related party has a substantial direct or indirect interest, if the number of shares to be issued exceeds one percent of the number of shares outstanding prior to the issuance. Under the laws of our jurisdiction of incorporation or home country, the Cayman Islands, and our currently effective memorandum and articles of association, we are not required to obtain shareholder approval for equity compensation plans or before issuing ordinary shares to a related party. In February 2015, we followed home country practice in connection with the offer and sale of 1,025,641 ADSs, representing 25,641,025 ordinary shares, to Duke Elite Limited, an affiliate of Mr. Xiang Xu, a director of ours and president of Daqo Group, pursuant to an underwritten follow-on offering, and at the same price and on the same terms as other ADSs offered and sold in the offering, without shareholder approval.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On May 4, 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was not able to inspect or investigate completely in 2021 according to the PCAOB’s December 16, 2021 determinations, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determinations and removed mainland China and Hong Kong form the list of jurisdictions where it is unable to completely inspect of investigate the registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report.

As of the date of this annual report, to our best knowledge:

(i)	none of our shares or the shares of our subsidiaries is owned by governmental entities in the jurisdictions in which we or such subsidiaries are incorporated;
(ii)	none of the PRC governmental entities has a controlling financial interest in us or any of our subsidiaries;
(iii)	none of the members of our board of directors or the board of directors of our subsidiaries is an official of the Chinese Communist Party; and
(iv)	none of our or our subsidiaries’ articles of incorporation contain any charter of the Chinese Communist Party.

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
4.8

English translation of Letter of Undertaking on the Authenticity, Accuracy, and Completeness of the Prospectus, effective as of September 8, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.1 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.9

English translation of Letter of Undertaking on Stabilizing the Company’s Stock Price, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.2 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.10

English translation of Letter of Undertaking on the Resale Restriction and Voluntary Lock-Up of the Shares Held, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.3 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.11

English translation of Letter of Undertaking on the Intent to Reduce Shareholding, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.4 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.12

English translation of Letter of Undertaking on Avoiding Horizontal Competition, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.5 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.13

English translation of Letter of Undertaking on Regulating Related Party Transactions, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.6 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.14

English translation of Letter of Undertaking on Not Occupying Funds, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.7 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.15

English translation of Letter of Undertaking on Protecting the Independence of the Company, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.8 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.16

English translation of Letter of Undertaking Regarding the Restraint Measures for Failure to Fulfill the Undertakings, effective as of September 8, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.9 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.17

English translation of Letter of Undertaking on Remedial Measures for Diluting Current Returns, effective as of September 7, 2020, of Daqo New Energy Corp. (incorporated herein by reference to Exhibit 10.10 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020)

4.18

English translation of Letter of Undertaking Regarding Xinjiang Daqo New Energy Co., Ltd.’s Dividend Policy, effective as of September 7, 2020, of Xinjiang Daqo New Energy Co., Ltd. (incorporated herein by reference to Exhibit 10.11 of our Form 6-K furnished with the Securities and Exchange Commission on September 11, 2020

4.19

English summary of the Project Investment Agreement between Xinjiang Daqo New Energy Co., Ltd. and the Government of Jiuyuan District, Baotou City on December 18, 2021 (incorporated herein by reference to Exhibit 4.19 of our Form 20-F furnished with the Securities and Exchange Commission on March 30, 2022)

4.20

English summary of the Letter of Project Investment Intent between Xinjiang Daqo New Energy Co., Ltd. and the Government of Guyang County, Baotou City on December 18, 2021 (incorporated herein by reference to Exhibit 4.20 of our Form 20-F furnished with the Securities and Exchange Commission on March 30, 2022)

4.21	2022 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 of our Form S-8 filed with the Securities and Exchange Commission on August 5, 2022 (File No. 333-224865))
4.22*†	Facility Agreement between Daqo New Energy Corp. and China Merchants Bank Co., Ltd., dated February 22, 2023
8.1*	Subsidiaries of the Registrant
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

*         Filed with this annual report on Form 20-F

**       Furnished with this annual report on Form 20-F

†         Certain information (indicated by “[***]”) has been omitted from this exhibit as it is not material and is likely to cause competitive harm to the registrant if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DAQO NEW ENERGY CORP

By:	/s/ Longgen Zhang
Name:	Longgen Zhang
Title:	Chief Executive Officer and Director

Date: April 27, 2023

DAQO NEW ENERGY CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

DAQO NEW ENERGY CORP.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. and its subsidiaries (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2023 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Revenue recognition for polysilicon sales - Refer to Note 2(m) to the financial statements

Critical Audit Matter Description

The Company generated revenues from polysilicon sales of US$4,581.6 million for the year ended December 31, 2022. The Company’s revenues from contracts with its customers are recognized at a point in time following the transfer of control of its products to the customers, which occurs upon acceptance by the customers according to the terms of the underlying contracts. The Company’s standalone selling prices are based on the prices charged to the customers for the single performance obligation, which is the transfer of control upon acceptance of products by its customers. We identified revenue recognition for polysilicon sales as a critical audit matter, because the amounts of the revenue are material and are expected to have a significant impact on investors’ decision-making. This required extensive audit effort and a high degree of auditor judgment when performing audit procedures to audit the revenue.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the revenue recognition of polysilicon sales including the following, among others:

●	We evaluated whether the revenue contracts are appropriately recognized in accordance with ASC 606 based on terms and conditions of each contract.
●	We tested the effectiveness of key controls over the Company’s revenue recognition process.
●	We selected a sample of revenue transactions from the sales records during the reporting period and performed detail transaction testing by agreeing the amounts recognized to source documents.
●	We performed analytical procedures over revenue and gross profit, identified whether there are unusual fluctuations in revenue during the reporting period, understood the reasons for the change and evaluate the rationality.
●	We sent confirmations to selected customers of the year ended December 31, 2022 by confirming both the sales amount recorded and the balances of the advanced payments from the customers.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 27, 2023

We have served as the Company’s auditor since 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF DAQO NEW ENERGY CORP.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Daqo New Energy Corp and its subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022 of the Company and our report dated April 27, 2023, expressed an unqualified opinion on those consolidated financial statements.

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

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 27, 2023

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021 AND 2022

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2021	2022
ASSETS:
Current assets:
Cash and cash equivalents	$723,775	$3,499,488
Restricted cash	191	20,863
Notes receivable	365,911	1,131,566
Short-term investments	280,251	13,927
Prepaid expenses and other current assets	41,684	52,932
Advances to suppliers	3,397	852
Inventories	327,771	169,517
Amounts due from related parties– short-term portion	—	18
Total current assets	1,742,980	4,889,163
Property, plant and equipment, net	1,559,110	2,605,195
Prepaid land use rights, net	40,741	80,330
Deferred tax assets	—	1,809
Amounts due from related parties– long-term portion	—	16,864
Other non-current assets	820	735
TOTAL ASSETS	$3,343,651	$7,594,096

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable	81,469	81,875
Notes payable	—	20,687
Advances from customers – short-term portion	202,958	121,992
Payables for purchases of property, plant and equipment	142,937	230,440
Accrued expenses and other current liabilities	40,848	51,497
Amounts due to related parties – short-term portion	10,815	8,417
Income tax payable	71,472	221,634
Total current liabilities	550,499	736,542
Advances from customers – long-term portion	90,661	153,176
Deferred government subsidies	21,935	19,232
Deferred tax liabilities	16,726	80,540
Total liabilities	679,821	989,490

Commitments and contingencies (Note 14)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS—(Continued)

DECEMBER 31, 2021 AND 2022

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2021	2022
Shareholders' Equity:
Ordinary shares
$0.0001 par value 500,000,000 shares authorized as of December 31, 2021 and 2022; 377,177,802 shares issued and 372,534,652 shares outstanding as of December 31, 2021; 405,620,792 shares issued and 391,023,327 shares outstanding as of December 31, 2022	38	40
Additional paid-in capital	1,016,855	2,211,203
Retained earnings	1,079,042	2,898,843
Accumulated other comprehensive income (loss)	67,773	(176,032)
Treasury shares, at cost (4,643,150 shares as of December 31, 2021; 14,597,465 shares as of December 31, 2022)	(1,749)	(126,678)
Total Daqo New Energy Corp. shareholders’ equity	2,161,959	4,807,376
Non-controlling interest	501,871	1,797,230
Total shareholders' equity	2,663,830	6,604,606
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,343,651	$7,594,096

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2020	2021	2022
Revenues	675,602	1,678,793	4,608,350
Cost of revenues	(441,610)	(581,585)	(1,200,428)
Gross profit	233,992	1,097,208	3,407,922
Operating (expenses) income:
Selling, general and administrative expenses	(39,472)	(39,904)	(354,074)
Research and development expenses	(6,856)	(6,495)	(10,041)
Other operating income (expense), net	191	609	(3,181)
Total operating expenses, net	(46,137)	(45,790)	(367,296)
Income from operations	187,855	1,051,418	3,040,626
Interest (expense) income, net	(25,725)	(20,482)	14,473
Exchange gain	—	—	680
Investment income, net	—	4,012	1,110
Income before income taxes	162,130	1,034,948	3,056,889
Income tax expense	(28,182)	(170,101)	(577,247)
Net income from continuing operations	133,948	864,847	2,479,642
Loss from discontinued operations, net of tax	(141)	—	—
Net income	133,807	864,847	2,479,642
Net income attributable to non-controlling interest	4,612	115,923	659,841
Net income attributable to Daqo New Energy Corp. ordinary shareholders	129,195	748,924	1,819,801

Net earnings per ordinary share
Continuing operations	$0.36	$2.03	$4.80
Discontinued operations	$0.00	$—	$—
Basic—ordinary shares	$0.36	$2.03	$4.80
Continuing operations	$0.34	$1.95	$4.67
Discontinued operations	$0.00	$—	$—
Diluted—ordinary shares	$0.34	$1.95	$4.67
Ordinary shares used in calculating earnings per ordinary share
Basic—ordinary shares	355,087,013	369,341,105	379,365,310
Diluted—ordinary shares	375,017,150	383,766,406	386,459,841

Note: “0” in above table means less than 1,000 U.S. dollars.

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2020	2021	2022
Net income	$133,807	$864,847	$2,479,642
Other comprehensive income:
Foreign currency translation adjustments, net of tax of nil	48,438	55,045	(325,930)
Total other comprehensive (loss)income	48,438	55,045	(325,930)
Comprehensive income	182,245	919,892	2,153,712
Comprehensive income attributable to non-controlling interest	6,846	125,808	586,711
Comprehensive income attributable to Daqo New Energy Corp. shareholders	$175,399	$794,084	$1,567,001

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SAHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, except share and per share data)

							Accumulated
					Additional		other
	Ordinary shares		Treasury shares		paid-in	Retained	comprehensive	Non-controlling
	Number of shares	$	Number of shares	$	capital	earnings	(loss) income	interest	Total

Balance at January 1, 2020	347,419,152	$35	4,643,150	$(1,749)	387,371	$200,923	$(19,937)	$515	$567,158

Net income	—	—	—	—	—	129,195	—	4,612	133,807
Other comprehensive income	—	—	—	—	—	—	46,204	2,234	48,438
Share-based compensation	—	—	—	—	17,908	—	—	—	17,908
Options exercised	4,916,850	1	—	—	2,676	—	—	—	2,677
Restricted shares vested	12,899,400	1	—	—	(1)	—	—	—	—
Contribution from related parties	—	—	—	—	839	—	—	—	839
Proceeds from sale of non-controlling interest	—	—	—	—	3,657	—	—	24,431	28,088

Balance at December 31, 2020	365,235,402	$37	4,643,150	$(1,749)	$412,450	$330,118	$26,267	$31,792	$798,915

Net income	—	—	—	—	—	748,924	—	115,923	864,847
Other comprehensive income	—	—	—	—	—	—	45,160	9,885	55,045
Subsidiary's offering of its equity interests (see Note 10)	—	—	—	—	594,301	—	(3,654)	344,271	934,918
Share-based compensation	—	—	—	—	10,077	—	—	—	10,077
Options exercised	47,000	—	—	—	28	—	—	—	28
Restricted shares vested	7,252,250	1	—	—	(1)	—	—	—	—
Balance at December 31, 2021	372,534,652	$38	4,643,150	$(1,749)	1,016,855	$1,079,042	$67,773	$501,871	$2,663,830

Net income	—	—	—	—	—	1,819,801	—	659,841	2,479,642
Other comprehensive income	—	—	—	—	—	—	(252,800)	(73,130)	(325,930)
Share-based compensation	—	—	—	—	314,973	—	—	—	314,973
Options exercised	1,672,350	—	—	—	995	—	—	—	995
Restricted shares vested	26,770,640	2	—	—	(2)	—	—	—	—
Repurchase stock	(9,954,315)	—	9,954,315	(124,929)	—	—	—	—	(124,929)
Subsidiary’s dividend payment	—	—	—	—	—	—	—	(33,762)	(33,762)
Acquisition of non-controlling interests	—	—	—	—	(386)	—	44	(435)	(777)
Subsidiary's follow-on offering of its equity interests (see Note 10)	—	—	—	—	878,768	—	8,951	742,845	1,630,564
Balance at December 31, 2022	391,023,327	40	14,597,465	(126,678)	2,211,203	2,898,843	(176,032)	1,797,230	6,604,606

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2020	2021	2022
Operating activities:
Net income	$133,807	$864,847	$2,479,642
Less: Loss from discontinued operations, net of tax	(141)	—	—
Net income from continuing operations	133,948	864,847	2,479,642
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	17,908	10,077	307,447
Depreciation of property, plant and equipment	68,686	77,366	107,097
Prepaid land use rights	693	821	1,220
Loss on disposal of property plant and equipment	1,103	2,749	8,904
Inventory write-down	1,956	—	—
Fair value change of short-term investments	—	(2,407)	(1,110)
Others	616	4,378	8,407
Changes in operating assets and liabilities:
Accounts receivable	13	—	—
Notes receivable	5,553	(360,259)	(816,238)
Prepaid expenses and other current assets	6,689	(31,556)	(14,923)
Advances to suppliers	(6,018)	4,755	2,341
Inventories	(5,125)	(280,187)	138,258
Amounts due from related parties	(94)	118	(4)
Operating lease right-of-use assets	65	—	—
Other non-current assets	(145)	62	—
Accounts payable	4,556	61,067	6,999
Notes payable	(54,345)	(26,068)	—
Accrued expenses and other current liabilities	16,138	9,727	14,241
Income tax payable	16,629	47,451	160,058
Advances from customers	3,335	243,695	(3,616)
Amounts due to related parties	(38)	25	(124)
Deferred government subsidies	(497)	(562)	(1,005)
Lease liability	(86)	(83)	—
Deferred taxes	(1,787)	12,973	65,058
Net cash provided by operating activities-continuing operations	209,753	638,989	2,462,652
Net cash used in operating activities-discontinued operations	(50)	—	—
Net cash provided by operating activities	209,703	638,989	2,462,652

Investing activities:
Purchases of property, plant and equipment	(118,292)	(498,505)	(1,205,330)
Purchases of land use rights	—	(9,755)	(45,188)
Purchase of short-term investments	—	(501,441)	(46,192)
Redemption of short-term investments	—	227,807	298,294
Net cash used in investing activities-continuing operations	(118,292)	(781,894)	(998,416)
Net cash used in investing activities-discontinued operations	(195)	—	—
Net cash used in investing activities	(118,487)	(781,894)	(998,416)

Financing activities:
Proceeds from related parties loans	22,869	13,213	—
Repayment of related parties loans	(47,538)	(18,133)	—
Proceeds from bank borrowings	98,573	48,822	178,752
Repayment of bank borrowings	(198,043)	(244,776)	(178,752)
Proceeds from options exercised	580	2,139	995
Proceeds from sales of equity interest in the Group's subsidiary	28,088	—	—
Acquisition of minority interest of a subsidiary	—	—	(776)
Proceeds from subsidiary’s public offering of ordinary shares, net of issuance costs paid of $59 million	—	934,960	—
Payments for repurchase of common shares	—	—	(124,929)
Subsidiary’s dividend payment	—	—	(33,762)
Proceeds from Subsidiary’s follow-on offering of its equity interests, net of issuance costs paid of $9.4 million	—	—	1,630,563
Net cash (used in) provided by financing activities–continuing operations	(95,471)	736,225	1,472,091
Net cash used in financing activities–discontinued operations	—	—	—
Net cash (used in) provided by financing activities	(95,471)	736,225	1,472,091
Effect of exchange rate changes on cash, cash equivalents and restricted cash	7,365	12,242	(139,942)
Net increase in cash, cash equivalents and restricted cash	3,110	605,562	2,796,385
Cash, cash equivalents and restricted cash at the beginning of the year (includes $845,199, nil and nil of cash, cash equivalents and restricted cash in current assets associated with discontinued operations on December 31, 2020, 2021 and 2022)	115,294	118,404	723,966
Cash, cash equivalents and restricted cash at the end of the year	$118,404	$723,966	$3,520,351

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, except share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statements of cash flows.

	Year ended December 31,
	2020	2021	2022
Cash and cash equivalents	$76,596	$723,775	$3,499,488
Restricted cash	$41,808	$191	$20,863
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	$118,404	$723,966	$3,520,351

	Year ended December 31,
	2020	2021	2022
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	$24,696	$21,158	$7,926
Income taxes paid	$12,808	$108,099	$350,583
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payables	$73,148	$142,937	$251,127
Purchase of property, plant and equipment included in amounts due to related parties – short-term portion	$198	$5,979	$4,082

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Daqo New Energy Corp. (the “Company”) and its subsidiaries are collectively referred to as the Group, which is a manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures.

The Group’s major operational subsidiary Xinjiang Daqo completed the initial public offering (“IPO”) on the Shanghai Stock Exchange’s Sci-Tech Innovation Board on July 22, 2021, and raised net proceeds of approximately $935.0 million, to fund its business operations. Following the IPO, the Company holds approximately a total ownership of 80.7% of Xinjiang Daqo, directly and indirectly.

In June 2022, Xinjiang Daqo, received the total gross proceeds of approximately RMB11 billion (an equivalence of $1,640 million) from its private offering on the Shanghai Stock Exchange. Upon completion of the private offering, the Company beneficially owns approximately 72.68% of Xinjiang Daqo. Proceeds from the offering were primarily used for Phase 5A polysilicon project of 100,000 MT in Inner Mongolia.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

(b) Basis of consolidations

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Areas where management uses subjective judgment include, but not limited to, useful lives and residual values of long-lived assets, valuation allowances for deferred tax assets and grant-date fair value of share-based award. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

(d) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and notes receivable.

As of December 31, 2021 and 2022, all of the Group’s cash, cash equivalents, restricted cash and short-term investments were held by major financial institutions in the PRC and international institutions outside of the PRC which management believes are of high credit ratings and no significant credit risk exists for these accounts.

As of December 31, 2021 and 2022, notes receivable represents bank acceptance drafts that are non-interest bearing and due within three to twelve months. During the year ended December 31, 2021 and 2022, bank’s acceptance notes were used to collect the payment or settle the payable based on an administrative convenience, given these notes are readily convertible to known amounts of cash. In accordance with the procurement agreements, whether cash or bank acceptance notes to settle the payables is at the Group’s discretion, and this selection does not impact the agreed contractual purchase prices. The Group accounts for the transfer of bank acceptance notes, including endorsing bank’s acceptance notes to suppliers and discounting the notes to other banks, as a sale of financial instrument, and derecognizes the notes receivables accordingly. The Group is not directly involved in the cash exchange based on convenience; therefore the Group still reports corresponding constructive receipts and disbursements as cash flows from operating activities on the consolidated statements of cash flows.

(e) Cash, cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Restricted cash of $0.2 million and $20.9 million as of December 31, 2021 and 2022, respectively, are restricted bank deposits for notes issued by several banks mainly for the Group’s purchases of raw materials, and plant and equipment, etc. These restricted bank deposits carry fixed interest rates and will be released when the related notes or debts are settled by the Group.

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

(g) Allowance for credit losses

After the adoption of ASU 2016-13 Financial instruments- credit losses on January 1, 2020, the Group applied a current expected credit losses (“CECL”) model for financial instruments measured at amortized cost, including notes receivable, amount due from related parties and other receivable. The Group establishes CECL for pools of assets with similar risk characteristics by evaluating aging trends. According to historical levels of credit losses and current economic conditions, no allowance for credit losses was provided on the aforementioned financial instruments outstanding as of December 31, 2021 and 2022.

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

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Costs incurred on construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the costs of such assets. The Group capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. Interest expense capitalized for the years ended December 31, 2020, 2021 and 2022 was $0.3 million, nil and nil, respectively.

(i) Inventories

Inventories are stated at lower of cost or net realizable value. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess inventories to the estimated net realizable value based on historical and forecasted demand. Estimated net realizable value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. The write-down to inventories was $2.0 million for the year ended December 31, 2020, and nil for the years ended December 31, 2021 and 2022.

(j) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The purchase price of land use right represents the operating lease prepayments for the rights to use the land in the PRC under ASC 842 and is amortized over the remaining lease term. The Group recorded lease expenses of $0.7 million, $0.8 million and $1.2 million, for the years ended December 31, 2020, 2021 and 2022, respectively.

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

The Group did not recognize any impairment losses for the years ended December 31, 2020, 2021 and 2022 respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(l) Lease

The Group adopted ASC 842, Lease on January 1, 2019. As of December 31, 2021 and 2022, the Group only has lease for its corporate and administrative office located in Shanghai. At the commencement of the lease, management determines its classification as an operating lease. The Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use.

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

Substantially all of the Group’s revenue is generated from sales of polysilicon to customers in the PRC. The Group recognizes sales of polysilicon at a point in time following the transfer of control of its products to the customers, which occurs upon delivery according to the terms of the underlying contracts. The Group’s standalone selling prices are based on the prices charged to customers for the single performance obligation which is transfer of control of polysilicon upon acceptance by the customers.

Variable consideration that could affect the Group’s reported revenues is sales returns, which is recorded as a reduction of revenues. Return rights of defective products are typically contractually limited within a period ranging from 3 to 30 days upon acceptance. There were no sales returns occurred for each reporting period presented. No warranties, incentives, or rebates arrangements has been offered to the customers.

For a majority of the sales arrangements, the Group requires advanced payments prior to shipments. For customers with trade credit granted on a short-term basis within 30 days, the Group records accounts receivable at the invoiced amount, net of an estimated allowance for credit losses. As of both December 31, 2021 and 2022, accounts receivable was nil. Advances from customers are to secure polysilicon supply, which are applied against future purchases and deducted according to the agreed proportion. Contract liabilities represent the obligations to transfer polysilicon for which the Group has received considerations from customers. The Group refers to contract liabilities as “advances from customers” on the consolidated financial statements and the related disclosures. The balance of advances from customers inclusive of the short-term and long-term portion was $293.6 million and $275.2 million as of December 31, 2021 and 2022, respectively. Revenue recognized from the beginning advances from customers balance as of January 1, 2021 and January 1, 2022 during the years ended December 31, 2021 and 2022 was $37.8 million and $203.0 million, respectively. The ending balance of advances from customers was $122.0 million as of December 31, 2022, expected to be recognized in revenue within one year.

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

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

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

(o) Shipping and handling

Costs to ship products to customers are recorded as selling, general and administrative expenses in the consolidated statements of operations, which amounted to $8.6 million, $8.3 million and $15.9 million, for the years ended December 31, 2020, 2021 and 2022, respectively.

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

(q) Government subsidies

The Group receives unrestricted cash subsidies from local government agencies. The government agencies, at their discretion, determine the amount of the subsidies with reference to fixed assets and land use right payments, value-added tax and income taxes paid, bank loan interest expenses paid or electricity consumed by the Group. The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received for the years ended December 31, 2020, 2021 and 2022 were $0.5 million, $1.1 million and $3.2 million respectively. Government subsidies related to funding purchase of fixed assets are recorded as long term liabilities and amortized on a straight-line basis over the useful life of the associated asset in other operating income, net. Government grants related to fixed assets received were $0.4 million for the year ended December 31, 2020, and were nil for the years ended December 31, 2021 and 2022.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

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

(s) Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of operations based on the fair value of equity awards at the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The share-based compensation expense related to an award that contains both service-based and performance-based vesting condition will be recognized when it is probable that the performance-based condition will be met. The share-based compensation expense related to the award with performance-based vesting condition is recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award.

The fair value of share options is determined using the Binomial option pricing model and the fair value of restricted share units (“RSUs”) is determined with reference to the fair value of the underlying equity share at the grant date. The probability of the performance condition to be met is not reflected when determining the fair value of the award. The Group has made an estimate of expected forfeiture based on historical experience of forfeiture and is recognizing compensation costs only for those equity awards expected to vest.

The share-based compensation expenses are categorized as either selling, general and administrative expenses, cost of sales, or research and development expenses depending on the job functions of the grantees. The compensation cost arising from share-based payment awards may be capitalized as part of an asset, if a grantee’s compensation is included in the cost of acquiring or constructing an asset, in the same manner as cash compensation.

In September 2022, Xinjiang Daqo adopted its 2022 Restricted Stock Incentive Plan (2022 PRC Incentive Plan) and granted stock options of Xinjiang Daqo to its directors, senior executives and other personnel deemed necessary by the board of directors of Xinjiang Daqo to purchase Xinjiang Daqo's shares. The fair value of such stock options is determined using Black-Scholes option-pricing model based on the estimated fair value of the ordinary share of Xinjiang Daqo on the grant date.

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

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

For the years ended December 31, 2020, 2021 and 2022, the Group recognized share-based compensation cost of $17.9 million, $10.1 million and $315.0 million, respectively. The following table presents the amounts recognized as expenses in the statements of operations and the amounts capitalized as part of an asset on balance sheets:

	Year ended December 31,
	2020	2021	2022
Selling, general and administrative expenses	$15,929	$8,389	$299,346
Cost of revenues	1,857	1,586	7,739
Property, plant and equipment, net	—	—	5,383
Inventories	—	—	2,143
Research and development expenses	122	102	362
Total	$17,908	$10,077	$314,973

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

(u) Foreign currency translation

The reporting currency of the Group is the United States dollar (“U.S. dollar”). The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange in effect at the balance sheet dates. Transactions dominated in currencies other than the U.S. dollar during the year are converted into U.S. dollar at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in the statements of operations.

The financial records of the Company’s subsidiaries in the PRC are maintained in Chinese Renminbi (“RMB”), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts (other than earnings generated in the current period) are translated at historical exchange rates. Revenues, expenses, gains and losses are translated at average rate of exchange prevailing during the periods presented. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of changes in equity and comprehensive income.

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash, cash equivalents, restricted cash and short-term investment denominated in RMB amounted to $1,002.0 million and $3,531.9 million as of December 31, 2021 and 2022, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(v) Comprehensive (loss) income

Comprehensive (loss) income includes all changes in equity except those resulting from investments by owners and distributions to owners, and included net income and foreign currency translation adjustments. As of December 31, 2020, 2021 and 2022, accumulated other comprehensive (loss) income was comprised entirely of foreign currency translation adjustments, net of tax.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, notes receivable, amount due from related parties, accounts payable, notes payable, payables for purchase of property, plant and equipment and amounts due to related parties. The carrying amounts of these short-term financial instruments, other than short-term investments which is subject to recurring fair value measurement, approximate their fair values due to the short-term maturity of these instruments.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

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

(y) Treasury shares

Treasury shares represent ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When treasury stock is retired, treasury stock is reduced by the cost of such stock on the first-in, first-out basis and an excess of repurchase price over par or stated value is allocated between additional paid-in capital and retained earnings.

3. EXIT AND DISPOSAL ACTIVITIES

In 2018, the Company decided to discontinue the operation in Chongqing Daqo, including wafer manufacturing, and presented it as discontinued operation. The discontinued operation was completely terminated as of the end of 2020. Therefore, it has no impact on the consolidated financial statements for the years ended December 31, 2021 and 2022.

4. INVENTORIES

Inventories consist of the following:

	December 31,
	2021	2022
Raw materials	$108,925	$59,780
Work-in-process	20,593	12,531
Finished goods	198,253	97,206
Total	$327,771	$169,517

Inventory write-down was $2.0 million, nil and nil for the years ended December 31, 2020, 2021 and 2022.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2021	2022
Cost
Buildings and plant	$468,309	$555,712
Machinery and equipment	910,070	1,094,834
Furniture, fixtures and equipment	59,549	79,593
Motor vehicles	1,176	2,140
Less: Accumulated depreciation	466,549	405,412
Property, plant and equipment, net	$972,555	$1,326,867
Construction in process	586,555	1,278,328
Total	$1,559,110	$2,605,195

Depreciation expense was $68.7 million, $77.4 million and $107.1 million for the years ended December 31, 2020, 2021 and 2022, respectively.

6. ADVANCES FROM CUSTOMERS

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group’s revenue recognition policy.

Advances from customers consist of the following and is analyzed as long-term and short-term portion respectively:

	December 31,
	2021	2022
Customer B	67,026	35,040
Customer D	28,813	37,331
Customer E	18,379	76,393
Others	179,401	126,404
Total	$293,619	$275,168
Less: Advances from customers – short-term portion	$202,958	$121,992
Advances from customers – long-term portion	$90,661	$153,176

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

7. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

As of December 31, 2021 and 2022, short-term investments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

	Fair Value Measurement As of December 31, 2022
	Quoted Prices in	Significant	Significant
	Active Market for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Short-term investments
- Wealth management products	$—	$13,927	$—	$13,927
Total	$—	$13,927	$—	$13,927

	Fair Value Measurement As of December 31, 2021
	Quoted Prices in	Significant	Significant
	Active Market for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Short-term investments
- Structured financial products	$—	$269,946	$—	$269,946
- Wealth management products	10,305	—	—	10,305
Total	$10,305	$269,946	$—	$280,251

The fair value of structured financial products is determined based on the investment principal and historical spot exchange rate. As the significant inputs are observable in active markets over the terms of the instruments the Group holds, the fair value of such financial products is classified within Level 2 measurement.

The wealth management products purchased in 2022 are measured at fair value which is based on current redemption price quoted by the selling bank. As such, the fair value of such financial products is classified within Level 2 measurement.

Nonrecurring Fair Value Measurements

The Group measures long-lived assets at fair value on a nonrecurring basis only if an impairment is recognized in the current period. There is no impairment losses recorded on its long-lived assets for the years ended December 31, 2020, 2021 and 2022.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

8. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During the years ended December 31, 2020, 2021 and 2022, the Group recognized expenses relating to its contribution to the government sponsored defined contribution plans of $3.7 million, $5.7 million and $10.0 million, respectively.

(b) Statutory Reserves and Restricted Assets

PRC entities are required under PRC laws to distribute its after-tax profits of the current year and draw 10 percent of the profits as the company’s statutory common reserve. The Company may stop drawing the profits if the aggregate balance of the common reserves has already accounted for over 50 percent of the company’s registered capital. The common reserves shall be used for making up losses, expanding the production and business scale or increasing the registered capital of the company. As of December 31, 2020, 2021 and 2022, the Group’s aggregate balance of the statutory common reserves was $58.2 million, $149.5 million and $171.7 million, respectively.

In accordance with relevant PRC laws and regulations, the Group’s PRC subsidiaries are prohibited to make distribution of their registered capital, statutory reserves and the proceeds received from the IPO in STAR market in the form of cash dividends, loans or advances and the related restricted portion amounted to $3,090.3 million as of December 31, 2022.

9. INCOME TAXES

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

Xinjiang Daqo is a foreign-invested enterprise established on February 22, 2011 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. Inner Mongolia Daqo New Energy is a subsidiary of Xinjiang Daqo established on October 25, 2021 located in Baotou in Inner Mongolia Autonomous Region. According to Announcement [2020] No.23 of the Ministry of Finance, State Taxation Administration and National Development and Reform Commission, Xinjiang Daqo and Inner Mongolia Daqo New Energy were established in western China and meets certain requirements under the announcement and therefore is entitled to a preferential tax rate of 15% until December 31, 2030. During the years ended December 31, 2021 and 2022, Xinjiang Daqo and Inner Mongolia Daqo New Energy were entitled to a preferential tax rate of 15%. Other PRC subsidiaries are subject to statutory rate of 25%.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. In accordance with applicable accounting principles of ASC 740-30, a deferred tax liability shall be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis of an investment in a foreign subsidiary, except for the indefinite reinvestment exception. Before Xinjiang Daqo’s initial public offering in China in 2021, the Company determined that the undistributed earnings of Xinjiang Daqo had been and would be indefinitely reinvested, and no deferred tax liability was recognized on the undistributed earnings of Xinjiang Daqo. Upon the completion of Xinjiang Daqo’s IPO in 2021, Xinjiang Daqo’s dividends distribution policy was changed to be that, its accumulated dividends distributed in cash in the recent three years shall not be less than 30% of its average annual distributable profits in the past three years, to be in compliance with the PRC listing rules. That means, no less than 10% of its annual attributable profit shall be distributed during the recent three years since 2021. Therefore, the Company recorded a deferred tax liability of $14.5 million as of December 31, 2021 based on an estimate that 20.18% of distributable profit from Xinjiang Daqo and its subsidiaries (“PRC listed group”) for the year ended December 31, 2021 would be distributed in 2022. The Company recorded a deferred tax liability of $79.9 million as of December 31, 2022 based on an estimate that 40.24% of distributable profit from Xinjiang Daqo and its subsidiaries (“PRC listed group”) for the year ended December 31, 2022 will be distributed in 2023 (refer to Note 17). The remaining undistributed profit will be indefinitely reinvested in the PRC.

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended for five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2022, the Group’s PRC subsidiaries were subject to examination of the PRC tax authorities. The Company classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in the years ended December 31, 2020, 2021 and 2022, respectively.

Income before income taxes from the PRC was $179.6 million, $1,046.2 million and $3,214.4 million for the years ended December 31, 2020, 2021 and 2022, respectively. Loss before income taxes from outside the PRC was $17.5 million, $11.3 million and $157.5 million for the years ended December 31, 2020, 2021 and 2022, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Income tax expenses comprise:

	Year ended December 31,
	2020	2021	2022
Current tax expenses	$29,436	$156,894	$500,743
Deferred tax (benefit) expenses	(1,254)	13,207	76,504
Total	$28,182	$170,101	$577,247

The principal components of deferred income tax assets and liabilities from continuing operations are as follows:

	December 31,
	2021	2022
Deferred tax assets:
Long-lived assets depreciation	$1,546	$2,068
Deferred government subsidies	68	—
Share-based compensation	—	1,781
Donation expenses	—	66
Net operating loss carried forward	816	1,690
Sub-total	$2,430	$5,605
Valuation Allowance	(816)	(1,060)
Total deferred tax assets	$1,614	$4,545

Deferred tax liabilities:
Long-lived assets depreciation	$(3,258)	$(2,736)
Difference in basis of buildings	(621)	(595)
Dividend withholding tax	(14,461)	(79,945)
Total deferred tax liabilities	$(18,340)	$(83,276)
Deferred tax assets, net	—	1,809
Deferred tax liabilities, net	$(16,726)	$(80,540)

The changes of valuation allowance from continuing operation are as follows:

	Year ended December 31,
	2020	2021	2022
Beginning balance	$729	$709	816
Addition (Reversal)	(65)	87	316
Foreign exchange effect	45	20	(72)
Ending Balance	$709	$816	1,060

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The Group uses the asset and liability method to record related deferred tax assets and liabilities. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group provided a full valuation allowance for the deferred tax assets relating to its PRC subsidiaries from continuing operation other than Xinjiang Daqo as of December 31, 2020, 2021 and 2022 in the amount of $0.7 million, $0.8million and $1.1 million, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. The Group also provided a full valuation allowance for the deferred tax assets relating to Chongqing Daqo’s historical operation amounted to $24.3 million, $20.5 million and $19.2 million as of December 31, 2020, 2021 and 2022, respectively.

The effective income tax rate from continuing operation is different from the expected PRC statutory rate as a result of the following items:

	Year ended December 31,
	2020	2021	2022
PRC Enterprise Income Tax	25%	25%	25%
Preferential income tax rate of a subsidiary	(11)%	(10)%	(10)%
R&D super deduction	(1)%	—%	—%
Different tax rate in other jurisdictions	4%	—%	1%
Dividend withholding tax	—%	1%	3%
Effective tax rate	17%	16%	19%

Xinjiang Daqo and Inner Mongolia Daqo New Energy enjoy the preferential tax rate of 15% until December 31, 2030 if the requirements of Western (Region) Development Enterprise are satisfied. The impact of the preferential tax rates decreased income taxes by $17.4 million, $104.3 million and $300.4 million for the years of 2020, 2021 and 2022, respectively. The benefit on net income per share was $0.05, $0.28 and $0.77 for the years of 2020, 2021 and 2022, respectively.

10. NON-CONTROLLING INTERESTS

In July 2021, the Group’s major operational subsidiary Xinjiang Daqo completed its IPO in China and started trading on the Shanghai Stock Exchange’s Sci-Tech Innovation Board. The IPO raised net proceeds of approximately $935.0 million, of which, $344.3 million was recorded in non-controlling interest and $590.7 million was recorded in additional paid-in capital. Following the IPO, the Company holds approximately a total ownership of 80.7% of Xinjiang Daqo, directly and indirectly. Xinjiang Daqo’s non-controlling interests’ ownership of the subsidiary changed from 4.40% to 19.30% due to the IPO.

In June 2022, the Company’s major operational subsidiary Xinjiang Daqo completed its follow-on private offering in China and. The offering raised net proceeds of $1.63 billion, of which, $742.8 million was recorded in the non-controlling interest and $878.8 million was recorded in the additional paid in capital. Following the private offering, the Company holds approximately a total ownership of 72.68% of Xinjiang Daqo, directly and indirectly. The non-controlling interests' ownership of the subsidiary changed to 27.32% due to the private offering.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The following schedule shows the effects of changes in the Company’s ownership interest in less than wholly owned subsidiaries on equity attributable to Daqo New Energy Corp. shareholders:

	Year ended December 31,
	2020	2021	2022
Net income attributable to Daqo New Energy Corp. shareholders	$129,195	$748,924	$1,819,801
Transfers from the non-controlling interests:
Increase in the Company’s paid-in capital from sale of non-controlling interest	3,658	—	—
Decrease in the Company’s paid-in capital from acquisition of non-controlling interest	—	—	(386)
Increase in the Company’s paid-in capital from subsidiary’s offering of its equity interests to third parties	—	594,301	878,768
Net transfers from non-controlling interests	3,658	594,301	878,382
Change from net income attributable to Daqo New Energy Corp. shareholders and transfers from non-controlling interests	132,853	1,343,225	2,698,183

11. SHARE BASED COMPENSATION

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

In September 2022, the Company's shareholders adopted the 2022 share incentive plan. The Company's shareholders have authorized the issuance of up to 37,253,465 ordinary shares underlying all restricted shares and RSUs granted to a participant under the plan, or the awards.

The Company granted share options to certain officers, directors and employees in 2015, and didn’t grant any during the years ended December 31, 2020, 2021 and 2022.

The Company utilized the Binomial option pricing model to evaluate the fair value of the stock options with reference to the closing price of the Company on the measurement dates.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2022 is as follows:

		Weighted	Weighted	Weighted
		Average	Average	Average	Aggregate
	Number of	Exercise	Remaining	Grant Date	Intrinsic
	Options	Price	Contract Life	Fair Value	Value
Options outstanding on January 1, 2022	1,775,417	0.59	2.74	0.73	13,261
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—
Exercised	(1,672,350)	0.59	—	0.74	19,410
Options outstanding on December 31, 2022	103,067	0.59	2.08	0.58	735
Options exercisable on December 31, 2022	103,067	0.59	2.08	0.58	735

Note: All the Company’s options have been vested as of December 31, 2022.

The share-based compensation expense related to stock options were nil for the years ended December 31, 2020, 2021 and 2022, respectively. The total intrinsic value of options exercised during the years ended December 31, 2020, 2021, and 2022, was $44.1 million, $0.7 million, and $19.4 million, respectively.

The Company granted non-vested RSUs to certain directors, executive officers and employees in 2017, 2018 and 2022. The Company recorded compensation expenses based on the fair value of RSUs on the grant dates over the requisite service period of award using the straight-line vesting attribution method.

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

On September 6, 2022, the Company granted RSUs to acquire 37,253,465 ordinary shares to certain directors, executive officers and employees pursuant to the Daqo New Energy Corp. 2022 Share Incentive Plan, where 1/2 of the total awarded RSUs will be vested on September 6, 2022, and 1/72 of the total awarded RSUs will be vested on the 6th day of each month on average in the three years commencing on September 6, 2022.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

A summary of the non-vested RSU activity in 2022 is as follows:

		Weighted
		Average
	Number of	Grant Date
	RSUs	Fair Value
Non-vested RSUs on January 1, 2022	10,289,352	1.38
Granted	37,253,465	14.14
Vested	(26,770,640)	11.01
Forfeited	(14,000)	1.61
Non-vested RSUs on December 31, 2022	20,758,177	11.86

The share-based compensation expense related to RSUs of $17.9 million, $10.1 million and $294.8 were recognized by the Group for the years ended December 31, 2020, 2021 and 2022. The total fair value of RSUs vested during the years ended December 31, 2020, 2021, and 2022, was $17.9 million, $10.1 million, and $294.8 million, respectively.

As of December 31, 2022, there was $244.1 million in total unrecognized compensation cost related to non-vested RSUs, which is expected to be recognized over a weighted-average period of 2.70 years.

In September 2022, Xinjiang Daqo adopted its 2022 Restricted Stock Incentive Plan (2022 PRC Incentive Plan). Under the 2022 PRC Incentive Plan, Xinjiang Daqo may grant stock options of Xinjiang Daqo (2022 PRC stock options) to its directors, senior executives and other personnel deemed necessary by the board of directors of Xinjiang Daqo to purchase Xinjiang Daqo's common stock at the agreed price after meeting the vesting conditions. The total number of stock options granted is 23,660,000 shares, which will vest over four years starting from the first date of the 13rd month since the grant date at a rate of 40%, 30% and 30% upon the second, third and fourth anniversary of the grant date. The vesting is subject to both the operational performance of Xinjiang Daqo and the grantees personal performance. The Company concluded that the achievement of the performance targets over the next three vesting periods is probable at the initial grant date in September 2022.

The Company recorded stock-based compensation expense for 2022 PRC stock options based on the estimated fair value of those stock options on the date of the grant using the Black-Scholes option-pricing model.

A summary of the aggregate 2022 PRC stock options activity and information regarding those stock options outstanding as of December 31, 2022 is as follows:

		Weighted	Weighted	Weighted
		Average	Average	Average	Aggregate
	Number of	Exercise	Remaining	Grant Date	Intrinsic
	2022 PRC stock options	Price	Contract Life	Fair Value	Value
2022 PRC stock options outstanding on January 1, 2022	—	—	—	—	—
Granted	23,660,000	4.76	—	3.94	—
Forfeited	(100,000)	4.76	—	3.94	—
Expired	—	—	—	—	—
Exercised	—	—	—	—	—
2022 PRC stock options outstanding on December 31, 2022	23,560,000	4.76	2.59	3.94	50,143
2022 PRC stock options exercisable on December 31, 2022	23,560,000	4.76	2.59	3.94	50,143

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The share-based compensation expense related to 2022 PRC stock options of nil, nil and $20.1 million were recognized by the Group for the years ended December 31, 2020, 2021 and 2022.

As of December 31, 2022, there was $75.6 million in total unrecognized compensation cost related to non-vested 2022 PRC stock options, which is expected to be recognized over a weighted-average period of 2.59 years.

The assumptions in the Black-Scholes option-pricing models used to determine the fair value of 2022 PRC stock options granted during the years ended December 31, 2022 were as follows:

Year Ended December 31, 2022
Expected term (months)	24, 36, and 48 months from the date of grant
Expected dividends	0.96%
Expected volatility	51.86%-54.00%
Risk-free interest rate	1.76%-2.18%
Fair value of common stock	$8.15
Weighted average exercise price	$4.76

The risk-free interest rate is based on the China Treasury Bond yield with a maturity equal to the expected term of the option in effect at the time of grant. The expected volatility was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to the Company’s business corresponding to the expected term of the awards. An analysis of historical dividend yield was used to develop the estimate of expected dividend yield. The expected term is calculated based on the contractual term.

12. RELATED PARTY TRANSACTIONS AND BALANCES

(1)	The relationships between the Group and major related parties are as follows:

Name of the related party	Relationship
Daqo Group Co., Ltd. (“Daqo Group”)	Daqo Group and the Group are controlled by same group of shareholders
Zhenjiang Daqo Solar Co. Ltd.(“Zhenjiang Daqo”)	An affiliated company controlled by Daqo Group
Daqo Solar Co. Ltd (“Daqo Solar”)	An affiliated company controlled by Daqo Group
Daqo New Material Co., Ltd. (“Daqo New Material”)	An affiliated company controlled by Daqo Group
Chongqing Daqo Tailai Electric Co., Ltd. (“Chongqing Daqo Tailai”)	An affiliated company controlled by Daqo Group
Nanjing Daqo Transformer Systems Co., Ltd. (“Nanjing Daqo Transformer”)	An affiliated company controlled by Daqo Group
Jiangsu Daqo Changjiang Electric Co., Ltd. (“Jiangsu Daqo”)	An affiliated company controlled by Daqo Group
Nanjing Daqo Electric Co., Ltd. (“Nanjing Daqo Electric”)	An affiliated company controlled by Daqo Group
Zhenjiang Electric Equipment Co., Ltd. (“Zhenjiang Electric”)	An affiliated company controlled by Daqo Group
Daqo Investment Co.,Ltd.(“Daqo Investment”)	An affiliated company controlled by Daqo Group
Zhenjiang Moeller Electric Appliance Co., Ltd.(“Zhenjiang Moeller”)	An affiliated company controlled by Daqo Group
Zhenjiang Daqo Intelligent Electric Co., Ltd ("Zhenjiang Daqo Intelligent")	An affiliated company controlled by Daqo Group

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(2)	Related party balances:

The balances due from related parties– short term portion of continuing and discontinued operations are as follows:

	December 31,
	2021	2022
Amounts due from related parties-short term
Nanjing Daqo Transformer	$—	$14
Others	—	4
Total	$—	$18

The balances due from related parties– long-term portion of continuing and discontinued operations are as follows:

	December 31,
	2021	2022
Amounts due from related parties-long term
Chongqing Daqo Tailai	$—	$9,588
Nanjing Daqo Electric	—	2,739
Zhenjiang Moeller	—	1,181
Zhenjiang Daqo Intelligent	—	793
Others	—	2,563
Total	$—	$16,864

The balances due to related parties – short-term portion of continuing operations are as follows:

	December 31,
	2021	2022
Amounts due to related parties – short term portion
Nanjing Daqo Transformer	$1,729	$3,429
Chongqing Daqo Tailai	2,085	80
Daqo New Material	4,673	4,161
Nanjing Daqo Electric	981	—
Jiangsu Daqo	612	4
Zhenjiang Electric	231	613
Others	504	130
Total	$10,815	$8,417

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(3)	Related party transactions:

The material transactions with the Group's related parties were as follows:

	Transaction	Year Ended December 31,
Name of Related parties	Nature	2020	2021	2022
Daqo Group	Repayment of interest free loans	$11,597	$4,650	$—
Zhenjiang Daqo	Proceeds from interest free loans	4,349	—	—
	Repayment of interest free loans	4,349	—	—
Zhenjiang Daqo Intelligent	Purchase-Fixed assets	—	—	6,271
Daqo Solar	Proceeds from interest free loans	18,520	13,213	—
	Repayment of interest free loans	18,412	13,483	—
Nanjing Daqo Transformer	Purchase-fixed assets	40	12,913	29,874
	Purchase-raw material	—	—	39
	Repayment of interest free loans	8,131	—	—
Chongqing Daqo Tailai	Purchase-fixed assets	111	17,812	22,511
	Repayment of interest free loans	5,049	—	—
Jiangsu Daqo	Purchase-fixed assets	—	5,299	—
Nanjing Daqo Electric	Purchase-fixed assets	45	8,553	8,209
Zhenjiang Electric	Purchase-raw material	—	1,967	4,241
Zhenjiang Moeller	Purchase-fixed assets	—	—	9,331
Total	Purchase-fixed assets	$196	$44,577	$76,196
	Purchase-raw material	$—	$1,967	$4,280
	Proceeds from related parties loans	$22,869	$13,213	$—
	Repayment of related parties loans	$47,538	$18,133	$—

Note: The Group's transactions with related parties were carried out on an arm's-length basis.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

13. EARNINGS PER SHARE

The calculation of earnings per share is as follows:

	Year ended December 31,
	2020	2021	2022
Numerator used in basic and diluted earnings per share:
Net income attributable to Daqo New Energy Corp. ordinary shareholders from continuing operations—basic	$129,336	$748,924	$1,819,801
Loss attributable to Daqo New Energy Corp. ordinary shareholders from discontinued operations, net of tax	(141)	—	—
Net income attributable to Daqo New Energy Corp. ordinary shareholders—basic	$129,195	$748,924	$1,819,801
Diluted earnings from the subsidiary	—	—	(15,432)
Net income attributable to Daqo New Energy Corp. ordinary shareholders—diluted	$129,195	$748,924	$1,804,369
Denominator used in diluted earnings per share:
Weighted average number of ordinary shares outstanding used in computing earnings per share-basic	355,087,013	369,341,105	379,365,310
Plus: Dilutive effects of share options	4,421,397	1,735,798	885,140
Dilutive effects of RSUs	15,508,740	12,689,503	6,209,391
Weighted average number of ordinary shares outstanding used in computing earnings per share—diluted	375,017,150	383,766,406	386,459,841

Basic earnings per share-continuing operations	$0.36	$2.03	$4.80
Basic earnings per share-discontinued operations	$0.00	$—	$—
Net income attributable to Daqo New Energy Corp. per ordinary share—basic	$0.36	$2.03	$4.80

Diluted earnings per share-continuing operations	$0.34	$1.95	$4.67
Diluted earnings per share-discontinued operations	$0.00	$—	$—
Net income attributable to Daqo New Energy Corp. per ordinary share—diluted	$0.34	$1.95	$4.67

14. COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2022, commitments outstanding for the purchases of property, plant and equipment approximated $414.3 million, which will be due subsequent to receipt of the purchases.

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

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Regarding the polysilicon project for the solar and semiconductor industries, the Company plans to invest in two phases. The first phase is to build 100,000 MT polysilicon project for the solar industry and a 1,000 MT polysilicon project for the semiconductor industry with an estimated investment of about RMB8.55 billion. The Phase 5A project (a 100,000 MT polysilicon project for the solar industry) started in March 2022 and completed in April 2023. The 1,000 MT polysilicon project for the semiconductor industry started in March 2022 and expect to be completed in September or the fourth quarter of 2023. The Company began the construction of Phase 5B project (a 100,000 MT polysilicon project for the solar industry) in March 2023 and expect to complete it by the end of 2023.

Repurchase of common stock

On June 1, 2022, the Company announced a one-year share repurchase program approved by the board of directors to repurchase up to $120 million worth of ordinary shares or ADSs on the open market, in negotiated transactions off the market, in block trades or through other legally permissible means in accordance with applicable U.S. securities laws. The Company completed this repurchase program by the end of September 2022 by spending $119.9 million to repurchase 1,881,368 ADSs.

On November 7, 2022, the Company announced another share repurchase program approved by the board of directors to repurchase up to $700 million worth of ordinary shares or ADSs on the open market, in negotiated transactions off the market, in block trades or through other legally permissible means in accordance with applicable U.S. securities laws from November 7, 2022 to December 31, 2023. During the year ended December 31, 2022, the Company repurchased 109,495 ADSs for a total of $5.0 million under this share repurchase program.

15. SEGMENT INFORMATION

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

16. CONCENTRATION AND RISKS

The following customers individually accounted for 10% or more of revenues:

	Year ended December 31,
	2020	2021	2022
Customer A	$369,333	$532,129	$1,379,796
Customer B	67,431	230,088	614,698
Customer C	*	*	529,037
Customer D	*	268,466	516,634

*Represents less than 10%

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2020 2021 AND 2022

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Total sales to the Group’s large customers whose sales constitute over 10% of revenue accounted for approximately 83%, 75% and 66% of revenues for the years ended December 31, 2020, 2021 and 2022, respectively. The Group is substantially dependent upon the continued participation of these customers in order to maintain its revenues. Significant reduction in the Group’s dependence on these customers is likely to take time and there can be no assurance that the Group will succeed in reducing such dependence.

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

17. SUBSEQUENT EVENTS

Xinjiang Daqo’s 2022 Profit Distribution Plan

The Board of Xinjiang Daqo has approved the Profit Distribution Plan of 2022("2022 Distribution Plan") which decides to distribute cash dividends inclusive of taxes of RMB 7,694,626,374.0 (an approximate equivalence of USD 1,115,566,931.7). As such, an estimation of 40.24% of distributable profit from PRC listed group will be distributed in 2023. The 2022 Distribution Plan was approved by the annual shareholders’ meeting of Xinjiang Daqo on April 6, 2023.

Facility Agreement

In February 2023, the Company entered into a facility agreement with China Merchants Bank Co., Ltd., Hong Kong Branch for US$140 million facility, of which US$100 million and US$40 million was drawn on February 28, 2023 and March 27, 2023, respectively, and the entire principal amount is due to be repaid in 6 months. The interest rate is the sum of the margin 0.85% and the term SOFR (referred as "secured overnight financing rate") reference rate. Under the terms of the facility agreement, the Company is required to comply with certain financial covenant that the market value of the Company's investment in Xinjiang Daqo shall be not less than five times of the sum of the outstanding principal and any accrued but unpaid interest, fees and expenses. As of date of this report, the Company is in compliance of the financial covenant. The purpose of the loan was for stock repurchase.

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

DECEMBER 31, 2021 AND 2022

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2021	2022
ASSETS
Current assets:
Cash and cash equivalents	$2,263	$2,377
Prepaid expenses and other current assets	379	371
Total current assets	2,642	2,748
Investments in subsidiaries	2,159,482	4,884,756
TOTAL ASSETS	$2,162,124	$4,887,504

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$165	$80,128
Total current liabilities	165	80,128
Equity:
Ordinary shares ($0.0001 par value 500,000,000 shares authorized as of December 31, 2021 and 2022; 377,177,802 shares issued and 372,534,652 shares outstanding as of December 31, 2021, 405,620,792 shares issued and 391,023,327 shares outstanding as of December 31, 2022)	38	40
Additional paid-in capital	1,016,855	2,211,203
Retained earnings	1,079,042	2,898,843
Accumulated other comprehensive income (loss)	67,773	(176,032)
Treasury shares, at cost (4,643,150 shares as of December 31, 2021; 14,597,465 shares as of December 31, 2022)	(1,749)	(126,678)
Total shareholders’ equity	2,161,959	4,807,376
TOTAL LIABILITIES AND EQUITY	$2,162,124	$4,887,504

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands)

	Year ended December 31,
	2020	2021	2022
Operating expenses:
General and administrative	$(12,728)	$(11,292)	$(295,431)
Total operating expenses	(12,728)	(11,292)	(295,431)
Loss from operations	(12,728)	(11,292)	(295,431)
Interest income	7	—	144
Income tax expense	(2,391)	—	(79,945)
Net loss before share of results of subsidiaries	(15,112)	(11,292)	(375,232)
Equity in earnings of subsidiaries	144,307	760,216	2,195,033
Net income attributable to Daqo New Energy Corp. ordinary shareholders	$129,195	$748,924	$1,819,801

Other comprehensive (loss) income:
Foreign currency translation adjustments, net of tax of nil	46,204	45,160	(252,800)
Total other comprehensive income (loss):	46,204	45,160	(252,800)
Comprehensive income	$175,399	$794,084	$1,567,001

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(U.S. dollars in thousands)

	Year ended December 31,
	2020	2021	2022
OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	(1,066)	(736)	124,048
FINANCING ACTIVITIES
Proceeds from options exercised	580	2,139	995
Repurchase of ordinary shares	—	—	(124,929)
Net cash provided by (used in) financing activities	580	2,139	(123,934)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(486)	1,403	114
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	1,346	860	2,263
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$860	$2,263	$2,377

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

4. As of December 31, 2021 and 2022, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been disclosed separately in the consolidated financial statements.