Form 20-F
period 2023-12-31
DAQO NEW ENERGY CORP.
filed 2024-04-29
CIK 1477641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

29th Floor, Huadu Mansion, 838 Zhangyang Road, Pudong New District, Shanghai 200122, The People’s

Republic of China

(Address of principal executive offices)

Ming Yang, Chief Financial Officer

Tel: +86-21 5075-2918

mingyang@daqo.com

29th Floor, Huadu Mansion, 838 Zhangyang Road, Pudong New District, Shanghai 200122, The People’s

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class for the period covered by the annual report 328,513,282 ordinary shares, par value US$0.0001 per share, as of December 31, 2023.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 29, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	the demand for photovoltaic products and the development of photovoltaic technologies;
●	global supply and demand for polysilicon;
●	alternative technologies in cell manufacturing;
●	our ability to significantly expand its polysilicon production capacity and output;
●	our ability to successfully operate our newly built polysilicon and other facilities in new locations;
●	the reduction in or elimination of government subsidies and economic incentives for solar energy applications;
●	our ability to lower our production costs; and
●	changes in the political and regulatory environment.

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

We are exposed to legal and operational risks associated with our operations in China. We are subject to risks arising from China’s legal system, including uncertainties in the interpretation and the enforcement of the PRC laws and regulations. In addition, rules and regulations in China can change quickly with little advance notice. In recent years, Chinese regulators have announced regulatory actions targeting certain sectors of China’s economy. Although the solar power industry has not been directly affected, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially and adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital.

The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations or the value of our ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in China, such as filing requirements for China-based companies’ overseas securities offerings and listing, new measures to extend the scope of cybersecurity reviews, new laws and regulations related to data privacy and security, and expanded efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes currently have any material impact on us, we will be required to comply with the filing requirements for our future securities offerings, which we cannot assure you that we will be able to complete in a timely manner, or at all.

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

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures for Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), as well as Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises, which shall be effective on March 31, 2023. The Trial Measures set out the new regulatory requirements and filing procedures for PRC domestic companies seeking direct or indirect listing in overseas markets. According to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and filings shall be submitted within three working days after (i) the application for an initial public offering is submitted and (ii) any completion of offering of shares in the same stock market after the initial public offering and listing. If we make any equity or convertible debt offering in the U.S. in the future, the Trial Measures and any related implementation rules to be enacted may subject us to additional compliance requirements.

With the trend of strengthening anti-monopoly supervision around the world, the PRC government issued a series of anti-monopoly laws and regulations in 2021, paying more attention to corporate compliance. On February 7, 2021, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guidelines for Anti-monopoly in the field of Platform Economy. On November 15, 2021, the State Administration for Market Regulation of the PRC promulgated the Guidelines for the Overseas Anti-monopoly Compliance of Enterprises. We believe that these regulations currently have little impact on us, but we cannot guarantee that regulators will agree with us or that these regulations will not affect our business operations in the future.

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. For example, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. On November 14, 2021, the Cybersecurity Administration of China (the “CAC”) promulgated the Draft Administrative Regulations on Cyber Data Security, or the Draft Cyber Data Security Regulations, for public comment. These draft regulations set forth different scenarios under which data processors would be required to apply for cybersecurity review. However, there is no definite timetable as to when these draft regulations will be enacted. In addition, the CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. In accordance with the Security Assessment Measures, a data processor should apply to the CAC for a security assessment under certain circumstances. We believe that these regulations have little impact on us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulation. However, we cannot guarantee that the regulators will agree with us.

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

Since these regulations are relatively new, there may be uncertainties in their interpretation and implementation, which could impact our daily business operations and our financing plans. The PRC government may also adopt other rules and restrictions that affect our business operations in the future.

Our financial statements contained in this annual report have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm that is headquartered in Shanghai, China with offices in other cities in China. It is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. The United States adopted the Holding Foreign Companies Accountable Act on December 18, 2020, which was amended by the Consolidated Appropriations Act, 2023 on December 17, 2022 (the amended act hereinafter referred to as the “HFCA Act”). The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Pursuant to amendments made to the HFCA Act in 2022, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the Act. The process for implementing trading prohibitions pursuant to the HFCA Act is based on a list of registered public accounting firms that the PCAOB is unable to inspect and investigate completely as a result of a position taken by a foreign authority. The first such list was announced by the PCAOB on December 16, 2021, and all PCAOB-registered firms in China, including our auditor, were included on that list. Subsequently, we were conclusively identified by the SEC as a “Commission-Identified Issuer” under the HFCA Act on May 4, 2022 in respect of our annual report for 2021 filed on April 22, 2022. On December 15, 2022, the PCAOB announced its determination that it had been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. As a result of this announcement, we were not for the fiscal year of 2022, and do not expect to be for the fiscal year of 2023 or the foreseeable future, a Commission-Identified Issuer in respect of our annual report on Form 20-F. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese governments that could affect our listing status in the U.S. If trading in our ADSs is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor, the NYSE may determine to delist our ADSs and trading in our ADSs could be prohibited. The delisting of our ADSs, or the threat of their being delisted, could materially and adversely affect the value of your investment.

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

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Risks Related to Our Business

You should carefully consider the following risk factors in addition to the other information included or incorporated by reference in this report, including matters addressed in the section entitled “Forward-Looking Statements.” We caution you not to place undue reliance on the forward-looking statements contained in this report, which speak only as of the date hereof. The risks and uncertainties described below include all of the material risks applicable to us. However, they are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Summary of Risk Factors

The following is a summary of significant risk factors and uncertainties that may affect our business, which are discussed in more details below.

●	Our ability to maintain our growth and profitability depend on the demand for photovoltaic products and the development of photovoltaic technologies;
●	The imbalance between polysilicon supply and demand could cause polysilicon prices to decline;
●	The reduction in or elimination of government subsidies and economic incentives for solar energy applications could cause demand for our products and our revenues to decline;
●	We need a significant amount of cash to fund our future capital expenditure requirements and working capital needs;
●	We may not be successful in our efforts to continue to manufacture high quality polysilicon in a cost-effective manner;
●	Further development in alternative polysilicon production technologies or other changes in the photovoltaic industry could render our production process too costly or obsolete;
●	Our future commercial production and expansion projects may not be successful. In particular, we may not be able to successfully build and operate our polysilicon and silicon metal facilities in Baotou, Inner Mongolia and Shihezi, Xinjiang;
●	We depend on a limited number of customers and sales contracts for a significant portion of our revenues;
●	Polysilicon production is energy-intensive, and our energy costs could rise and our electricity and other utility supplies could be disrupted;
●	Existing laws and regulations and changes to these laws and regulations may present technical, regulatory, economic and trade barriers to the purchase and use of photovoltaic products, and restrictions on our ability to import or certain controlled U.S. technologies could also negatively affect us;
●	Our production, storage, administrative, and research and development facilities may be exposed to risks of damages or disruptions, and we may be exposed to risks of dealing with sanctioned persons;
●	Changes in United States and China relations and related regulations may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares and/or our ADSs;
●	Uncertainties in China’s legal system, including the interpretation and enforcement of PRC laws and regulations, could limit the legal protection available to you and us;
●	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China;

●	Future equity offerings of our subsidiary, Xinjiang Daqo, in China’s A-share market may be subject to approval of the Shanghai Stock Exchange, CSRC and other regulatory agencies in China, which could impose uncertainty on our capital raising activities; and
●	If the PCAOB is unable to inspect our auditors as required under the HFCA Act, the SEC will prohibit the trading of our ADSs, which may materially and adversely affect the value of your investment; and compliance with the requirements of the Exchange Act.

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

In the event that photovoltaic technologies do not develop in a manner that increases the demand for polysilicon or demand for solar products does not expand as we expect, average selling prices (“ASPs”) may move downward as a result, and our future growth and profitability will be materially and adversely affected.

The imbalance between polysilicon supply and demand could cause polysilicon prices to decline and materially and adversely affect our profitability.

Our polysilicon selling prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and continue to expand capacities in order to achieve economies of scale. In the first half of 2016, average selling prices of polysilicon were relatively strong due to rush orders placed before China’s solar PV feed-in tariff adjustment went effective at the end of June 2016. In the second half of 2016, average selling prices of polysilicon declined due to decreasing demand. In 2017, the solar PV demand in China grew significantly to approximately 55 GW, and thus the average selling prices of polysilicon were relatively strong during the year. In 2018, polysilicon supply capacities increased in the second half of the year, which caused the average selling prices of polysilicon to decline again. In 2019, polysilicon supply capacities continued to increase significantly, while the growth of overall global solar PV demand was relatively weak and could not cover the additional supply. The solar PV demand was weak in the first half of 2020 due to the impact of COVID-19, leading to a decline in polysilicon prices. The solar PV demand recovered quickly in the second half of 2020, which caused polysilicon prices to pick up significantly. In 2021, polysilicon prices continued to increase significantly due to strong PV demand and relatively limited additional supply of polysilicon. In 2022, the overall global solar PV demand continued to increase and the polysilicon supply was insufficient, resulting in further increases in polysilicon prices. In 2023, the polysilicon industry experienced substantial price volatility as new polysilicon capacities began production and additional polysilicon supply came to the market, which contributed to oversupply and excess of polysilicon inventory, leading to substantial price declines. Polysilicon prices rebounded in the second half of 2023, driven by delayed production plans as the low price level in Q2 was unsustainable for new entrants, and an accelerated transition to N-type products which required higher purity polysilicon products. For 2024, we currently anticipate that the overall solar PV demand will grow, while the industry is likely to generally remain oversupplied and polysilicon prices will likely be volatile. However, market conditions could develop differently from what we had expected. If the overall solar demand cannot consume the additional supply of polysilicon, it could cause polysilicon prices to decline and thus materially and adversely affect our profitability.

The reduction in or elimination of government subsidies and economic incentives for solar energy applications could cause demand for our products and our revenues to decline.

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power still exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, China has announced several reductions in solar feed-in tariffs (“FITs”) since the release of the “Notice on Leveraging the Price for the Development of the Solar Energy Industry” in 2013. A reduction in solar FITs was announced in May 2018 for solar power projects approved after May 31, 2018. The new FIT for solar power projects in Zone 1, 2 and 3 was reduced by RMB0.05 per kWh, to RMB0.5 per kWh, RMB0.6 per kWh and RMB0.7 per kWh, respectively. In 2019, China adopted a new method of bidding process to allocate subsidies for most of the domestic solar PV installations. A similar policy is applied in 2020. According to the industry research, in 2016, global solar PV installations continued its growing trend and reached approximately 70 GW. In 2017, global solar PV installations grew significantly to approximately 102 GW. However, the growth rate of global PV installations slowed down in 2018 with approximately 106 GW newly installed in the year. In 2019, China domestic demand was negatively impacted by a long-delayed announcement of subsidy policy. However, demand from overseas markets remained robust that year. Global solar PV installations were approximately 115 GW in 2019 and further increased to 130 GW in 2020, 170 GW in 2021, approximately 230 GW in 2022 and approximately 390 GW in 2023. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the photovoltaic industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

Our revenues and results of operations have fluctuated and are likely to fluctuate in the future.

Fluctuations of our revenues and results of operations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others, fluctuation in the global average selling prices of photovoltaic products, fluctuation in the volume of our products shipped, changes in end-user demand for the photovoltaic products manufactured and sold by us or our customers, the gain or loss of significant customers, the availability of governmental subsidies or financial support and changes in our electricity, natural gas, raw material or labor costs. Although our revenue has improved since 2013 and we regained profitability from 2014 to 2023, our revenues and results of operations may worsen again if one or more of these factors become unfavorable to our business. While we generally have long-term sales contracts of photovoltaic products with our customers and some of these contracts provide for prepayment by the customers, we cannot assure you that the customers will place orders in accordance with the contracts. The customers’ purchases from us depend on, among others, the market supply and demand situation, supply chain developments, the customers’ inventories at hand, market prices, and general economic and market conditions.

Our business model, technology and ability to achieve satisfactory manufacturing yields for polysilicon at higher volumes are unproven. Compared to companies with a long and well-established operating history and companies operating in less volatile sectors, our results of operations are more susceptible to the impact of adverse operating environment and supply and demand risks. Therefore, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in a rapidly evolving and increasingly competitive market in China. Our future success will depend on our ability to expand our manufacturing capacity significantly beyond its current level and further expand our customer base. To address these risks, we must, among other things, continue to respond to competition and volatile market developments, attract, retain and motivate qualified personnel, implement and successfully execute expansion plans and improve our technologies. We cannot assure you that we will be successful in addressing such risks and sustain revenue growth or profitability.

We need a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when needed, our growth prospects and future profitability may be materially and adversely affected.

We need a significant amount of cash to fund our operations. In particular, we will need substantial additional funding to finance our expansion projects at our polysilicon facilities in Inner Mongolia and Xinjiang. We will also require cash resources to fund our research and development activities in order to remain competitive on cost and technology.

We have relied in the past year and expect in the next 12 months to continue to rely mainly on operating cash flows and renewal and roll-over of our bank credit facilities to finance our working capital, capital expenditures requirements and other commitments. The photovoltaic markets remain competitive, and payment collection in the solar photovoltaic industry remains challenging. Any delay or failure in collecting amounts owed from customers will adversely affect our company’s cash flow situation. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. We may incur additional debt in the future. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

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

The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. We may face significant challenges relating to high quality polysilicon production in the future. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials or tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon to be rejected by our customers, which would materially and adversely affect our profitability. As a result of our continuous efforts to improve polysilicon production quality, over 99% of our polysilicon was sold to mono-wafer applications in 2023, and our N-type polysilicon, which requires higher quality as compared to P-type polysilicon, reached approximately 60% of our total products produced during the month of December 2023. We cannot assure you that we can continue to maintain the current level of high quality polysilicon production for mono-wafer applications or achieve the expected increases in the portion of N-type products in 2024.

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

The vast majority of silicon-based photovoltaic cell manufacturers use chunk or granular polysilicon. However, alternative technologies have been commercialized. One such technology, thin-film cell production, uses little to no silicon in the production of solar cells. Although in general, thin-film solar cells are currently not as competitive as silicon-based solar cells in terms of efficiency and cost, thin-film solar cells have their own dominating niche markets, for example, the markets for building integrated PV applications. If the demand for polysilicon is adversely affected by increased demand for, and improvements to, alternative technologies, our revenues and results of operations could be materially and adversely affected.

Our future commercial production and expansion projects may not be successful. In particular, we may not be able to successfully build and operate our polysilicon and silicon metal facilities in Baotou, Inner Mongolia and Shihezi, Xinjiang.

We finished construction of our Phase 2A polysilicon facilities in Shihezi, Xinjiang Uyghur Autonomous Region in September 2012 and successfully reached our targets in terms of capacity and cost structure by the end of the first quarter of 2013. The construction and installation of our Phase 2B expansion project was completed during the second quarter of 2015 and achieved full production capacity in the third quarter of 2015, which increased our polysilicon annual production capacity from 6,150 MT to 12,150 MT. In January 2015, our board of directors approved our Phase 3A expansion project in Xinjiang. We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our board of directors approved our Phase 3B expansion project in Xinjiang. By October 2018, we completed the construction and installation of Phase 3B and began pilot production. The Phase 3B project ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B. We completed the Phase 4A project and began pilot production in September 2019. We ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT, which increased our total annual production capacity to 105,000 MT in January 2022. Our Phase 5 project of polysilicon project for the solar industry in Baotou comprises Phase 5A and Phase 5B. We began the construction of our Phase 5A project in April 2022 and completed it in April 2023. We ramped it up to its full capacity in June 2023, which increased our total annual production capacity to 205,000 MT. We began the construction of our Phase 5B project in March 2023 and expect to complete it and begin pilot production in the second quarter of 2024. We expect to ramp it up to full capacity production in the second half of 2024, which will increase our total annual production capacity to 305,000 MT. We also plan to build polysilicon projects for the semiconductor industry with a total annual production capacity of 21,000 MT and silicon metal projects with a total annual production capacity of 300,000 MT in Baotou. As part of these projects, we began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and expect to begin pilot production in the second quarter of 2024. In addition, we plan to develop a silicon-based new materials industrial park in Shihezi. The first phase of the project covers an annual production capacity of 150,000 MT of silicon metal, 50,000 MT of polysilicon, and 1.2 million pieces of silicon seed rod, with an anticipated investment of approximately RMB7.5 billion. The second phase consists of an annual production capacity of 150,000 MT of silicon metal, 50,000 MT of polysilicon, and 1.0 million pieces of silicon seed rod, with an anticipated investment of approximately RMB7.5 billion. Semiconductor-grade polysilicon has higher purity than our existing products, which requires relatively high production technology, and its application areas and target customers are different from our existing products. In addition, we have no prior experience in manufacturing semiconductor-grade polysilicon. Therefore, there is no guarantee that we will have sufficient production or technological experience in implementing the expansion plan as scheduled, or at all, or that our product quality, capacity or client penetration can meet our expectations. Any of these factors could negatively affect our ability to achieve the anticipated benefits from this investment.

In addition, there are many risks associated with our future production in Xinjiang and Inner Mongolia, any of which could cause significant disruption to production, including:

●	being unable to construct and complete our expansion plan as scheduled;
●	being unable to fully ramp up the newly added capacity or achieve our targets for cost and quality;
●	being unable to successfully operate our newly built polysilicon and silicon metal facilities;
●being unable to obtain approvals and enjoy preferential treatment from local authorities;
●	uncertainties in the stability in supply and price of electricity for our manufacturing facilities;

●	extremely cold temperatures, particularly in Xinjiang;
●	lack of workers in Xinjiang and Inner Mongolia experienced in our manufacturing;
●	difficulties in timely transporting products to our customers, most of whom are located in other areas of China that are a significant distance from Xinjiang and Inner Mongolia; and
●	potential political or social unrest, including in Xinjiang.

One or more of these factors could harm our Xinjiang or Inner Mongolia operations and consequently, could adversely affect our overall operating results.

If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.

Since 2013, we have experienced a period of growth and expansion in terms of production capacity and sales volume. We achieved a nameplate capacity of 6,150 MT in the first quarter of 2014 and further ramped up our nameplate capacity to 12,150 MT in the third quarter of 2015. Our polysilicon production for 2016 reached 13,068 MT, which surpassed our nameplate capacity of 12,150 MT per annum. In 2021, 2022 and 2023, we sold 75,356 MT, 132,909 MT and 200,002 MT, respectively, of polysilicon. We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production of the Phase 3A project in the first quarter of 2017 and have achieved full production capacity. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increase our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which has each increased our production capacity by 35,000 MT. We completed the Phase 4A project and begin pilot production in September 2019 and ramped up Phase 4A to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual nameplate production capacity to 105,000 MT in January 2022. In addition, our Phase 5A expansion project in Baotou, Inner Mongolia, increased our nameplate annual production capacity for polysilicon to 205,000 MT in the second quarter of 2023. We expect our Phase 5B expansion project in Baotou, Inner Mongolia, to increase our nameplate annual production capacity for polysilicon to 305,000 MT in the second quarter of 2024. We have also agreed to develop a silicon-based new materials industrial park in Shihezi. To accommodate our continued expansion, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management efforts and skill and significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results. Moreover, even if we do expand our polysilicon manufacturing capacity as planned, we may be unable to generate sufficient customer demand for our photovoltaic products to support our increased production levels or successfully integrate our polysilicon business to achieve operational efficiency, which could adversely affect our business and results of operations.

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

The photovoltaic market is expected to become increasingly competitive. Our major international competitors include Wacker, OCI, Hemlock and REC, and our major competitors in China include GCL-Poly, Xinte Energy, Yongxiang, Asia Silicon and Xinjiang East Hope New Energy. There are also new entrants into the polysilicon manufacturing market in China. In addition, some solar cell and module manufacturers, including some of our existing and potential customers may have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales or even reduce our sales to our existing customers. Many of our competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. We also expect there to be additional polysilicon supply capacities from our competitors in the foreseeable future. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of polysilicon than we can. Failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

We depend on a limited number of customers and sales contracts for a significant portion of our revenues, and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in our revenues.

In 2021, 2022 and 2023, our top three customers in aggregate accounted for approximately 61.4%, 54.7% and 64.4% of our total revenues from continuing operations, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. As a result of our customer concentration, our financial performance may fluctuate significantly from period to period based, among others, on exogenous circumstances related to our clients. In addition, any one of the following events may cause materially adverse effect to our cash flows, revenues and results of operations:

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

Xinjiang Daqo has issued, and may in the future issue, options, restricted shares and other forms of share-based compensation to its directors, officers and employees, which could dilute our ownership in Xinjiang Daqo. In addition, Xinjiang Daqo has engaged, and may continue to engage, in capital raising activities that could further dilute our ownership interest in it. For example, in July 2022 Xinjiang Daqo completed its private offering of 212,396,215 shares on the STAR Market for our polysilicon expansion project in Baotou and raised funds of approximately RMB11 billion. We currently hold a 72.7% equity interest in Xinjiang Daqo.

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

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facilities for a significant period of time. Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production, could reduce our production capacity for a significant period of time and could have negative effect on our customer relationships. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, in October 2016, we conducted annual maintenance and several technology improvement projects in our Xinjiang polysilicon facilities, and concurrently completed interconnections between our new and existing facilities in Xinjiang. In late September and early October of 2017, we conducted annual maintenance for our Xinjiang polysilicon facilities. In September 2018, we conducted annual maintenance for our Xinjiang polysilicon facilities, connected our newly constructed Phase 3B facility to our existing facilities, and upgraded various manufacturing equipment. We completed annual maintenance of our Xinjiang polysilicon facilities in the second quarter of 2019, the third quarter of 2020, 2021 and 2022, and the fourth quarter of 2023. The annual maintenance, construction, installation of new equipment and interconnection of facilities will affect our polysilicon production to some extent. These abovementioned shutdowns have reduced and may further reduce the volume and increase the cost of polysilicon we produce. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, and interruptions in electricity supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards, environmental incidents, labor disputes and litigation risks.

We may experience earthquakes, floods, mudslides, snowstorms, typhoon, power outages, labor disputes or similar events beyond our control that would affect our operations. Our manufacturing processes involve the use of hazardous equipment, including furnaces, squaring machines and wire saws. We also use, store and generate volatile and otherwise dangerous chemicals and waste during our manufacturing processes, which are potentially destructive and dangerous if not properly handled or in the event of uncontrollable or catastrophic circumstances, including operating hazards, fires and explosions, natural disasters, adverse weather conditions and major equipment failures. On July 2, 2020, one of our projects with an annual output of 13,000 tons of polysilicon suffered a leakage accident, which caused no casualties but resulted in loss to us due to the leakage. The equipment and facilities damaged in the accident have been properly repaired, and the production and operation activities have been resumed after a proper safety risk assessment of the accident. However, we cannot guarantee that any similar incident will not recur.

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

We may from time to time be subject to litigation or other legal proceedings. Such litigation and other proceedings may include actions relating to intellectual property, supply or sales agreements or other commercial arrangements, leased properties, share transfers, non-competition, labor law, fiduciary duties, or other harm resulting from acts or omissions by us or individuals or entities outside of our control. We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, our directors, management or employees, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business or reputation. For example, we are defendant in a pending lawsuit related to our contract disputes with two processing service suppliers, in which the plaintiffs requested for termination of the contract and compensation for economic losses with a total amount of RMB1,958.5 million. This claimed amount consists largely of alleged consequential damages of the plaintiffs, which we do not expect to be supported by the court. However, we cannot guarantee that the court will rule in our favor. We are also one of the defendants in a pending lawsuit regarding our alleged intellectual property infringement. If these lawsuits were not adjudicated in our favor, we may be ordered by the court to compensate the plaintiffs for their damages, which could adversely affect our results of operations and financial position.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of swine flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, Ebola, Zaika, COVID-19, monkey pox (m-pox) or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. For example, in 2006, 2007 and 2008, there were reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In 2009, an outbreak of swine flu occurred in Mexico and the United States and human cases of swine flu were discovered in China and Hong Kong. In 2013 and recent years, there were reports of occurrences of avian flu in various parts of China and the world, including a number of confirmed human cases and deaths. There were also outbreaks of Ebola in West Africa and some other parts of the world in the past decade. Since 2022 there have been reports of m-pox outbreaks in various parts of the world. In addition, the COVID-19 pandemic began in early 2020 and continued for approximately three years. The pandemic significantly affected China and many other countries, which imposed restrictive measures to prevent its spread, such as quarantines, travel restrictions and home office policies. These measures interrupted commercial activities throughout the world and adversely affected our business operations. China lifted most of the pandemic-control measures in December 2022 and downgraded the management of COVID-19 from Class A to Class B in January 2023. However, if the pandemic resurges, we may be subject to further negative impact by its outbreaks and related pandemic-control measures. Any prolonged occurrence or recurrence of these epidemics or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. These could include our ability to deliver our products within or outside of China, as well as temporary closure of our manufacturing facilities, or our suppliers’ or customers’ facilities, delay in the supply of raw materials from our suppliers, and delayed or cancelled orders from our customers. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations.

Existing laws and regulations and their changes may present technical, regulatory, economic and trade barriers to the purchase and use of photovoltaic products, which may significantly reduce demand for our products, and negatively affect polysilicon prices; restrictions on our ability to import or use certain controlled U.S. technologies could also negatively affect us.

Photovoltaic products are subject to national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering, and other aspects of the electric utility industry. In a number of countries, including China, these regulations are being modified and may continue to be modified. The purchases of, or further investment in the research and development of, alternative energy sources, including photovoltaic technology, could be deterred by unfavorable regulations, which could result in a significant reduction in the potential demand for our products. For example, without a regulatorily mandated exception for solar power systems, electric utility companies are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to end users of photovoltaic products and make them less desirable. In addition, trade authorities in foreign countries (for example, trade authorities of the U.S. given the recent trade conflicts between China and the U.S.) may apply trade sanctions against photovoltaic product imports from China if they determine that export sales from China are in violation of fair trade practices. These types of trade sanctions can result in significant additional duties, which may adversely affect photovoltaic product demand, thereby harming our business, prospects, results of operations and financial condition. Moreover, if China reduces or removes the antidumping and countervailing duties that it now imposes on non-Chinese producers, polysilicon imports to China may increase, which may reduce demand for our polysilicon and negatively impact our selling prices.

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

Our production, storage, administrative, and research and development facilities are located in Shihezi, Xinjiang and Baotou, Inner Mongolia, China. Natural disasters, such as fires, floods, earthquakes, snow storms, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would not be able to meet our production targets and our business would incur losses. Substantial damage to or disruption at these facilities could have a material adverse effect on our business, financial condition and results of operations.

Our operations in Xinjiang may also expose us to risks of dealing with sanctioned persons. On July 31, 2020, the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, added Xinjiang Production and Construction Corps, or XPCC, to OFAC’s Specially Designated Nationals and Blocked Persons List, or the SDN List, on the basis of XPCC’s alleged involvement in human rights abuses. Under OFAC’s so-called “50% rule,” any entity that is in the aggregate owned 50% or more, directly or indirectly, by an entity on the SDN list is also subject to the OFAC sanctions applicable to the entity named on the SDN List, even if it is not included on that list. XPCC owns a number of companies in Xinjiang and elsewhere in China and acts essentially as the local government in Shihezi and certain other parts of Xinjiang. We cannot assure you that none of our suppliers of public utilities or other products or services or other business partners will, due to their relationships with XPCC, be deemed as sanctioned persons by the U.S. or other governments. There is no assurance that we would be able to cease dealing with these types of suppliers or business partners, even if they were to be deemed as sanctioned persons. We also deal with the local government in Shihezi in the ordinary course of our business, including investing in our production facilities there. If we are deemed to have significant dealings with XPCC or one or more other sanctioned persons, U.S. entities (including financial institutions) and others may decide not to provide services to us, purchase or own our securities, or otherwise deal with us, which could negatively affect our business operations and access to capital markets. These types of issues may also subject us to negative publicity, which could distract our management’s attention and adversely affect investors’ perception of our company. Our ADS prices may also be adversely affected by these issues, and the holders of our ADSs and ordinary shares might be unable to sell, or receive distributions with respect to, the ADSs or our ordinary shares.

Failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. Contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. In addition, as of December 31, 2023, we held 322 patents and had 97 pending patent applications in China covering various aspects of the polysilicon and wafer manufacturing process. However, we cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. Failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe on or misappropriate our proprietary technologies or other intellectual property and proprietary rights and use them to compete against us, which could have a material adverse effect on our business, financial condition or operating results.

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

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Xiang Xu, our chairman and chief executive officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees join a competitor or form a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside.

Certain of our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, Messrs. Xiang Xu, Guangfu Xu, Dafeng Shi and Fei Ge and Ms. Xiaoyu Xu, our directors that are affiliated with Daqo Group Co., Ltd. (“Daqo Group”), beneficially own a total of 104,547,485 or 28.9% of our ordinary shares, including shares that they have the right to acquire within 60 days. As a result of their high level of shareholding, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. These shareholders’ interests as beneficial owners of Daqo Group may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, these shareholders may take actions not in the best interest of us and our other shareholders.

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

The global financial markets experienced significant disruptions in 2008, and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven, including the escalation of the European sovereign debt crisis since 2011, the impact of COVID-19, the Russia-Ukraine crisis since early 2022 and the related sanctions on Russia and other conflicts between Russia and Western countries, and the slowdown of the Chinese economy in the recent years. It is unclear whether the Chinese economy will continue slowing down, and economic conditions in China are sensitive to global economic conditions. Inflation risks have been heightened following the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. To combat inflation, the U.S. Federal Reserve has significantly raised the interest rate on reserve balances since 2022. Other major currencies including the Euro and the GBP have followed suit in interest rate raises. While there are expectations that major economies will cut interest rates soon, they may do so slowly and cautiously. These circumstances have resulted in significant market volatility globally. There have also been concerns over unrest in the Middle East, especially the tensions between the U.S. and Iran, which have resulted in volatility in oil and other markets, the Israel-Hamas war since October 2023, as well as the economic effect of the territorial disputes involving China in Asia and the tensions in the relationship between China and Japan. Although the U.S. and China reached a phase-one deal in January 2020, the trade conflicts between China and the U.S. have, and may continue to, put pressure on China’s economic growth, particularly our downstream customers’ export to the U.S.

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

Political tensions between the United States and China have escalated. The U.S. government has taken a range of action relating to U.S-China relations, including imposing several rounds of tariffs affecting certain products manufactured in China; imposing sanctions, export controls and investment restrictions against Chinese companies, such as prohibitions on certain investments in China related to semiconductors and microelectronics, quantum information technologies, and artificial intelligence; imposing sanctions on certain officials of the PRC and Hong Kong governments; enacting legislation such as the UFLP Act, the HFCA Act and the CHIPS and Science Act; and implementing enhanced reviews of companies with significant China-based operations. Partially in response to these actions, the PRC government has also taken a number of steps affecting U.S.-China relations, including the issuance of the Unreliable Entity List in 2019 and the enactment of the Anti-Foreign Sanctions Law in 2021. Rising political tensions between China and the U.S. could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may also restrict our ability to do business with entities both within and outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. In addition, new legislation, executive orders, tariffs, laws or regulations may be adopted that negatively affect companies with significant connections to the U.S. or to China, our industry or on us. Any unfavorable government policies on cross-border relations or international trade, including increased scrutiny on companies with significant China-based operations may affect the competitive position of our products, the hiring of research and development personnel, our ability to sell our polysilicon products in the U.S. and certain other markets, the demand for our polysilicon products or the products of companies that use our products as raw materials, our ability to raise capital, and the market price of our ADSs.

The SEC has issued statements and several sample comment letters focused on companies with significant China-based operations, such as us. Our periodic reports and other filings with the SEC may be subject to enhanced review by the SEC, and this additional scrutiny could affect our ability to effectively raise capital in the United States.

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

Substantially all of our assets are located in and substantially all of our revenues are currently sourced from China, one of the world’s largest emerging markets. In light of our operations in an emerging market, we may be subject to risks and uncertainties including fluctuations in GDP, unfavorable or unpredictable treatment in relation to tax matters, exchange controls, restrictions affecting our ability to make cross-border transfer of funds, regulatory proceedings, inflation, currency fluctuations or the absence of, or unexpected changes in, regulations and unforeseeable operational risks. In addition, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through the allocation of resources, foreign exchange controls, setting monetary policies, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any prolonged slowdown in the Chinese economy may reduce the demand for our services. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us, and by government policies or guidance aimed at curtailing the perceived over-capacity of certain industry sectors, such as polysilicon, steel, concrete and wind power equipment. See “Item 4. Information on the Company—B. Business Overview—Regulation—Renewable Energy Law and Other Government Directives.” The Chinese government has implemented certain measures to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our products and materially and adversely affect our operating results and financial condition.

Uncertainties in China’s legal system, including the interpretation and enforcement of PRC laws and regulations, could limit the legal protection available to you and us.

It is especially difficult for us to accurately predict the potential impact to us of new legal requirements in China because the Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. The overall effect of legislation and rule-making over the past decades has been to significantly increase the protections afforded to various forms of foreign or private-sector investment in China. Our Chinese operating subsidiary, Xinjiang Daqo, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various PRC laws and regulations generally applicable to companies in China. Our business is also subject to various industry policies, safety and environmental laws and regulations that affect our operations and production facility expansion plans, including those related to investment, project construction, building, zoning, fire prevention and work safety. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. Furthermore, rules and regulations in China can change quickly with little advance notice. In recent years, Chinese regulators have announced regulatory actions aimed at providing the Chinese government with greater oversight over certain sectors of China’s economy. Although the solar power industry has not been directly affected, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially adversely affect the business environment and financial markets in China, our ability to operate our business, our liquidity and our access to capital. For example, if a competent government agency requires us to obtain its approval and we fail to obtain such approval in a timely manner, or at all, we may be subject to the imposition of fines against us, or the suspension or cessation of our production capacity expansion plans. See “Item 4. Information on the Company—B. Business Overview—Regulation—Renewable Energy Law and Other Government Directives.” It may be more difficult to evaluate the outcome of any regulatory or legal proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to continue our operations or planned capacity expansions, which, as a result, could materially and adversely affect our business and operations.

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

As substantially all of our business is conducted in China, we are exposed to legal and other risks associated with our operations in China. The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations or the value of our ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. Recently, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in China, such as filing requirements for China-based companies’ overseas securities offerings and listing, new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data privacy and security, and expanded efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes currently have any material impact on us, we will be required to comply with the filing requirements for our future securities offerings and listing, which we cannot guarantee that we will be able to complete in a timely manner, or at all.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date, the CSRC also circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises, or collectively, the Guidance Rules and Notice. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. Under the Trial Measures and the Guidance Rules and Notice, domestic enterprises conducting overseas offering and listing of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in the nature of equity), either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Measures’ requirements within three working days after (i) the application for an initial public offering is submitted and (ii) any completion of offering of shares in the same stock market after the initial public offering and listing. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits, and fines on the controlling shareholders as well as other responsible persons. The Trial Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

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

We believe that, as of the date of this annual report, all current beneficial shareholders of our company who are, to our knowledge, Chinese residents have completed SAFE registration. However, we may not be fully informed of the identities of the beneficial owners of our company and we cannot assure you that all of our Chinese resident beneficial owners will comply with SAFE regulations. The failure of our beneficial owners who are Chinese residents to make any required registrations may subject us to fines and legal sanctions, and prevent us from making distributions or paying dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

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

We are subject to the reporting obligations under the U.S. securities laws. As of December 31, 2023, our management concluded that our internal control over financial reporting was effective. For the year ended December 31, 2023, our independent registered public accounting firm performed an audit of our internal control over financial reporting.

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

The United States adopted the HFCA Act on December 18, 2020, which was amended by the Consolidated Appropriations Act, 2023 on December 17, 2022. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the NYSE, or in the over-the-counter trading market in the U.S.

The process for implementing trading prohibitions pursuant to the HFCA Act will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a foreign authority. Pursuant to amendments made to the HFCA Act in 2022, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the Act. The first such list was included in a release by the PCAOB on December 16, 2021, and our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm that is headquartered in Shanghai, China with offices in other cities in China, was included on that list.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking a first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB announced its determination that it has been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. As a result of this announcement, we were not for the fiscal year of 2022, and do not expect to be for the fiscal year of 2023 or the foreseeable future, a Commission-Identified Issuer in respect of our annual report on Form 20-F. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese governments that could affect our listing status in the U.S. If trading in our ADSs is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor, the NYSE may determine to delist our ADSs and trading in our ADSs could be prohibited. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a delisting may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, even if we are able to maintain a listing of our ordinary shares on a non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

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

The closing trading prices of our ADSs ranged from $22.11 to $54.94 in 2023, and may remain volatile in the future and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed their securities on U.S. stock exchanges. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

We believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our prior taxable year and there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders in our ADSs or ordinary.

A non-United States corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the average value of its assets is attributable to assets (generally determined on the basis of a quarterly average) that produce or are held for the production of passive income. Based on our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2023. Additionally, there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years. The determination of whether we are a PFIC is made annually after the close of each taxable year, based on the facts and circumstances at the time, some of which may be beyond our control, such as the amount and composition of our income and the valuation and composition of our assets, including goodwill and other intangible assets, as implied by the market price of our ordinary shares. The market price of our ADSs and/or ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets.

If we are a PFIC for any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on (i) gain recognized on the sale or other disposition of the ADSs or ordinary shares and (ii) distributions on the ADSs or ordinary shares, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, even if we no longer satisfy the tests described above, unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on U.S. Internal Revenue Service (“IRS”) Form 8621. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” for more information. U.S. Holders are urged to consult their own tax advisors regarding U.S. federal income tax consequences of holding stock or ADSs in a PFIC.

We are a “foreign private issuer,” and have disclosure obligations that are different from those of U.S. domestic reporting companies; as a result, you should not expect to receive the same information about us at the same time when a U.S. domestic reporting company provides the information required to be disclosed.

We are a foreign private issuer and, as a result, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We have 120 days to file our annual report with the SEC. We are not required to disclose detailed individual executive compensation information that is required to be disclosed by U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act and are not subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer are different than those imposed on U.S. domestic reporting companies, our shareholders should not expect to receive the same information about us and at the same time as the information received from, or provided by, U.S. domestic reporting companies.

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

In January 2015, our board of directors approved our Phase 3A expansion project. We completed the construction and installation of Phase 3A at the end of 2016 and achieved full production capacity of 18,000 MT per annum in the first quarter of 2017. In August 2017, our board of directors approved the Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which each increased our production capacity by 35,000 MT. We completed the Phase 4A project and ramped it up to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual production capacity to 105,000 MT in January 2022. In December 2021, we entered into a strategic cooperation framework agreement with Baotou City, Inner Mongolia, to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT (i.e., our Phase 5 expansion project, comprising Phase 5A and Phase 5B), and for the semiconductor industry with a total annual production capacity of 21,000 MT, silicon metal projects with a total annual production capacity of 300,000 MT and silicone projects with a total annual production capacity of 200,000 MT in Baotou. In the first phase, we completed the construction of the Phase 5A project in April 2023 and ramped it up to its full capacity in June 2023, which increased our annual production capacity of polysilicon for the solar industry to 205,000 MT. In the second phase, we expect to complete the construction of the Phase 5B project, begin pilot production in the second quarter of 2024 and ramp it up to full capacity in the second half of 2024, which will increase our annual production capacity for polysilicon to 305,000 MT. We also completed the construction of the 1,000 MT polysilicon project for the semiconductor industry in the third quarter of 2023. We expect to begin pilot production in the second quarter of 2024. In addition, in December 2023, our subsidiary Xinjiang Daqo entered into an investment agreement to develop a silicon-based new materials industrial park in Shihezi. The first phase of the project covers an annual production capacity of 150,000 MT of silicon metal, 50,000 MT of polysilicon, and 1.2 million pieces of silicon seed rod, with an anticipated investment of approximately RMB7.5 billion. The second phase consists of an annual production capacity of 150,000 MT of silicon metal, 50,000 MT of polysilicon, and 1.0 million pieces of silicon seed rod, with an anticipated investment of approximately RMB7.5 billion. The plan and timetable for these products and their remaining phases will be subject to market conditions and regulatory approvals.

In November 2013, we achieved great progress in our wafer business by increasing our annual production capacity from 36 million pieces to 72 million pieces. From 2014, we began running our wafer business in full capacity and improved the quality and efficiency for our wafer products. In May 2014, we established an in-house slurry recovery system, which helped us lower the wafer production cost. In November 2015, we launched a wafer technology enhancement project at our Chongqing wafer facilities, which helped to reduce our wafer manufacturing cost and increase our wafer capacity with a limited capital expenditure requirement. We upgraded our ingot furnaces from Generation 5 to Generation 6 directional solidification casting furnaces and increased our ingot output from approximately 500 kilograms per batch to approximately 800 kilograms per batch in the first half of 2016. We also increased our wafering capacity by improving efficiency of the existing wafering system and acquiring certain used wafering tools from the secondary market in the first half of 2016. By the end of June 2016, we successfully completed this project and increased our annual wafer capacity from 87 million pieces to approximately 100 million pieces. By the year-end of 2017, we had successfully switched our slicing technology from traditional slurry wire saws to diamond saws which enable us to significantly improve our manufacturing efficiency and lower processing cost. In September 2018, we made a strategic decision to discontinue our wafer manufacturing operations in Chongqing in response to the increasingly challenging market conditions.

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

In October 2021, Inner Mongolia Daqo New Energy Co., Ltd., which is 100% owned by Xinjiang Daqo, was incorporated in Inner Mongolia Autonomous Region, China. The subsidiary primarily focuses on manufacturing of polysilicon.

Our principal executive offices are located at 29th Floor, Huadu Mansion, 838 Zhangyang Road, Shanghai, People’s Republic of China, and our telephone number at that location is +86-21-5075-2918. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, 2nd Floor Harbor Place, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017. SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC. Our website is http://www.dqsolar.com.

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

We are a leading high-purity polysilicon manufacturer based in China. We utilize the chemical vapor deposition process, or the “modified Siemens process,” with upgraded Hydrochlorination technology, to produce polysilicon, and have fully implemented the closed loop system to produce high-quality polysilicon cost-effectively. We manufacture and sell high-purity polysilicon to photovoltaic product manufacturers, who further process our polysilicon into ingots, wafers, cells and modules for solar power solutions. Currently, our annual production capacity for polysilicon is 205,000 MT, including 105,000 MT produced in Xinjiang and 100,000 MT produced in Inner Mongolia, and by the second half of 2024, we expect to have an additional annual production capacity for polysilicon of 100,000 MT in Inner Mongolia. We improve our production efficiency and increase our output through technological improvements, adoption of process innovation and refinement as well as equipment enhancement. Actual production volume may exceed the production capacity due to operational improvements we may implement at our facilities in response to market conditions.

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

We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at our facilities. We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2023, our major polysilicon customers included operating entities of JinkoSolar, Shuangliang and Gokin Solar.

Quarterly sales volume for polysilicon in 2023:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	FY 2023
Sales Volume
Polysilicon (MT)	25,283	51,550	63,263	59,906	200,002

Our Products

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs. Our annual production capacity for polysilicon increased from 35,000 MT to 70,000 MT in December 2019 and further increased to 205,000 MT in June 2023. Our actual production volume of polysilicon in 2022 and 2023 was 133,812 MT and 197,831 MT, respectively. We are one of the best-quality polysilicon makers in China. In 2023, over 99% of our polysilicon was sold to mono-wafer applications which require higher quality as compared to multi-wafer applications. During the month of December 2023, our N-type polysilicon, which requires higher quality as compared to P-type polysilicon, reached approximately 60% of our total products produced.

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

Deposition. The purified TCS from the distillation process is vaporized, mixed with hydrogen gas, and then fed into the deposition reactor. The mixed gas passes over heated silicon seed rods inside the deposition reactor. In the reactor, multiple pairs of seed rods are heated up to approximately 1,100°C and high purity silicon is deposited on the rods surface. The constant feeding of TCS and hydrogen gas allows for continuous silicon deposition until 150–200mm in diameter is achieved. At this point the deposition cycle is completed and the ultra-pure silicon is harvested.

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

Although the closed loop system has lower manufacturing costs than the open loop system, manufacturing facilities based on the open loop system can be built within a shorter period of time with less initial capital investment for equipment. Most polysilicon manufacturing facilities in China were traditionally built based on the open loop system. However, as the polysilicon market may face downward pricing pressure from time to time, we believe that an increasing number of China-based manufacturers are converting their open loop system to the closed loop system and many of them have completed such conversion. The full implementation of the closed loop system by other polysilicon manufacturers has diminished our competitive advantages provided by this system. Nevertheless, in August 2011, Chongqing Daqo entered into a Technology License and Transfer Agreement with GTAT Corporation, a Delaware company, under which GTAT granted us a license to use, in both our Chongqing and Xinjiang facilities, its Hydrochlorination TCS Production Technology and Chlorosilane Recovery/Waste Neutralization Technology.

We have successfully adopted in our polysilicon manufacturing facilities Hydrochlorination technology, a process which has seen increasing application in polysilicon manufacturing in recent years. It converts STC to TCS by reacting with metallurgical grade silicon powder. Using Hydrochlorination technology, chemical reactions take place under much higher pressure and at lower temperatures in comparison to the traditional hydrogenation process. As a result, it consumes less electricity and offers a higher STC/TCS conversion rate. In addition, the Hydrochlorination process also does not require fresh TCS production, which further reduces production costs.

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

Approximate
	Annual		Commercial	Fully
	Production	Construction	Production	Ramped-up
	Capacity	Period	Period	Production
Phase 2A facilities	5,000 MT	Second quarter of 2011 – September 2012	First quarter of 2013 – Present	March 2013
Capacity enhancement of Phase 2A facilities	1,150 MT	July 2013 – January 2014	January 2014 – Present	First quarter of 2014
Phase 2B facilities	6,000 MT	April 2014 – June 2015	July 2015 – Present	Third quarter of 2015
Phase 3A facilities	5,850 MT	July 2015 – December 2016	First quarter of 2017 – Present	First quarter of 2017
Phase 3B facilities	12,000 MT	January 2018 – October 2018	December 2018 – Present	December 2018
Debottlenecking project of Phase 3B facilities	5,000 MT	April 2019 - June 2019	June 2019 - Present	Second quarter of 2019
Phase 4A facilities	35,000 MT	May 2018 – September 2019	September 2019 – Present	December 2019
Phase 4B facilities	35,000 MT	March – December 2021	December 2021 – Present	February 2022
Phase 5A facilities	100,000 MT	March 2022 – April 2023	April 2023 – Present	June 2023
Phase 5B facilities	100,000 MT	March 2023 – Second quarter of 2024	Expected in the second quarter of 2024	Expected in the second half of 2024
Polysilicon for semiconductor	1,000 MT	March 2022 – Third quarter of 2023	Expected in the second quarter of 2024	N/A

We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our board of directors approved the Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT in June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which each increased our production capacity by 35,000 MT. We completed the Phase 4A project and began pilot production in September 2019. We reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from low cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual production capacity to 105,000 MT in January 2022. We began the construction of our Phase 5A project in March 2022 and completed it in April 2023. We ramped it up to its full capacity in June 2023, which increased our total annual production capacity of polysilicon for the solar industry to 205,000 MT. We began the construction of our Phase 5B project in March 2023 and expect to complete it and begin pilot production in the second quarter of 2024. We expect to ramp it up to full capacity production in the second half of 2024, which will increase our total annual production capacity to 305,000 MT. We also plan to build polysilicon projects for the semiconductor industry with a total annual production capacity of 21,000 MT and silicon metal projects with a total annual production capacity of 300,000 in Baotou. As part of these projects, we began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and expect to begin pilot production in the second quarter of 2024. In addition, we plan to develop a silicon-based new materials industrial park in Shihezi. The first phase of the project covers an annual production capacity of 150,000 MT of silicon metal, 50,000 MT of polysilicon, and 1.2 million pieces of silicon seed rod, and the second phase consists of an annual production capacity of 150,000 MT of silicon metal, 50,000 MT of polysilicon, and 1.0 million pieces of silicon seed rod. Our capacity expansion plan and technology improvement plan are preliminary and subject to risks and uncertainties that may be out of our control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.”

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

Customers and Sales

We currently sell polysilicon to China-based photovoltaic product manufacturers. As of December 31, 2023, our major polysilicon customers included operating entities of JinkoSolar, Shuangliang and Gokin Solar.

We sell a substantial portion of our polysilicon to a limited number of customers. Our top three customers in aggregate accounted for 61.4%, 54.7% and 64.4% of our continuing operations’ total revenues in 2021, 2022 and 2023, respectively.

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

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. We have one of the leading research and development teams among polysilicon manufacturers in China. Our research and development team consists of 871 experienced researchers and engineers. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. In 2023, we completed 35 research and technology or process improvement projects to enhance our polysilicon manufacturing process, and successfully registered 137 patents with the State Intellectual Property Office of the PRC.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of the date of this annual report, we hold 322 patents and have 97 additional pending patent applications covering different aspects of the polysilicon and wafer manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

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

For our polysilicon business, our major international competitors include Wacker, OCI, Hemlock and REC, and our major competitors in China include GCL-Poly, Xinte Energy, Yongxiang, Asia Silicon, and Xinjiang East Hope New Energy. There are also new entrants into the polysilicon manufacturing market in China, such as Lihao Semiconductor and Hoshine Silicon Industry. In addition, some solar cell and module manufacturers might have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales. Furthermore, the demand for our polysilicon may be adversely affected by alternative technologies in cell manufacturing. The vast majority of silicon-based photovoltaic cell manufacturers currently use chunk or granular polysilicon. However, alternative technologies are being developed in cell manufacturing. For example, one such technology, thin-film cell production, uses little to no silicon in the production of solar cells. We believe that the solar cells made using thin-film technologies generally tend to have lower energy conversion efficiency than silicon-based solar cells. In addition, the manufacturing cost of silicon-based cells has been significantly reduced recently, which largely reduces or eliminates the historical cost advantage of thin-film cells. Based on our management’s industry knowledge, we believe silicon-based cells will remain the most widely used solar photovoltaic cells in the near future.

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

On March 2023, the National Energy Administration and other three departments jointly issued the “Notice on Organizing and Carrying out the Construction of Pilot Counties for Rural Energy Revolution,” aiming to promote the development and utilization of renewable energy power generation in rural areas.

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

Seasonality

Our operating results, profitability and operating cash flows are subject to variations due to seasonal demand patterns.

The solar PV end-markets have seen seasonal patterns in solar PV installations, particularly in recent years. For certain end-markets such as Europe, PV installation activity is generally lower in winter, recovers in spring, reaches its peak from summer to late fall, and then slows down in winter. This is partially because that the snow during winter makes residential rooftop installations difficult or even impossible and also makes fieldwork for ground-mounted projects difficult, leading to decreased installation activity in winter. Meanwhile, as ground-mounted projects generally need to be completed and connected to the grid before the onset of winter, installation activity typically increases in summer until late fall.

Similar seasonal patterns have also been observed in China, currently the world’s largest end-market for solar PV. End-market installation activity in China is typically lower in the beginning of the year through the Chinese New Year, which is a week-long holiday typically in February. Installation activity and end-market customer orders typically recover in spring, continue to increase in summer and fall, and reach their peak during November and December when solar projects rush to meet grid-connection deadlines, which are typically the end of the year.

As a result of the seasonal fluctuations, our customers may decide to adjust their production volume and manufacturing capacity utilization based on the anticipated or actual effect of the seasonal demand patterns in solar PV end-markets, and as a result may increase or decrease their polysilicon orders. This may have a significant impact on our customer demand and orders, as well as on our polysilicon product pricing and margins. This pattern may change, however, as a result of industry growth, new market opportunities or new product introductions.

Moreover, besides seasonality, there are many other factors that may affect our customers’ order patterns, including expectations of future price movements, inventory adjustments, grid-connection deadlines, subsidy deadlines for grid-connection, government policy changes and import tariff changes. These factors may reduce or strengthen the impact of seasonal fluctuations in solar PV installations in end-markets.

C.Organizational Structure

 The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report.

Notes:

(1)

As of the date of this annual report, individual owners of Daqo Group that are affiliated to us, including Messrs. Xiang Xu, Guangfu Xu, Dafeng Shi, Fei Ge and Ms. Xiaoyu Xu, beneficially hold equity interests in Daqo Cayman through four personal holding companies incorporated in the British Virgin Islands. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(2)	Indicates jurisdiction of incorporation.
(3)	Indicates companies within the listing group.

D.Property, Plants and Equipment

Our Phase 2A, Phase 2B, Phase 3A, Phase 3B, Phase 4A and Phase 4B production facilities in Shihezi Xinjiang had approximately 1,221,044 square meters of office and manufacturing space in total as of December 31, 2023. As of the same date, we had been granted land use rights to approximately 1,221,044 square meters of land where our plants and offices are situated. These land use rights are usually valid for a period of fifty years, starting from the date of grant from the local government in Xinjiang.

Our Phase 5A, Phase 5B and semi-grade polysilicon facilitates are located in Baotou, Inner Mongolia, with approximately 2,134,406 square meters of office and manufacturing space in total as of December 31, 2023. As of the same date, we had been granted land use rights to approximately 2,134,406 square meters of land where our plants and offices are situated. These land use rights are usually valid for a period of fifty years, starting from the date of grant from the local government in Baotou.

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

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2021, 2022 and 2023 and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A.OPERATING RESULTS

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “it is possible” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information-D. Risk Factors” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any forward-looking statement in this annual report on Form 20-F, including the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; our ability to lower our production costs; and changes in the political and regulatory environment. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

Overview

We are a leading high-purity polysilicon manufacturer based in China currently with an annual production capacity of 205,000 MT. We believe our production cost for polysilicon is one of the lowest and our product quality is one of the best in China.

We strive to improve our polysilicon production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement, as well as equipment enhancement. As a result of these initiatives, we produced 4,524 MT polysilicon in 2011. In 2012, our polysilicon output was 3,349 MT(1), which was less than 2011 due to the suspension of the Phase 1 polysilicon facilities and less than normal output in our Xinjiang facilities during the pilot production period in the fourth quarter of 2012. In 2013, we produced 4,805 MT polysilicon which was all contributed by our Xinjiang facilities. We conducted a “debottlenecking” project for our Xinjiang facilities and successfully completed the project and started pilot production in December 2013. We fully realized capacity of 6,150 MT and lowered production costs to the level of $14 per kg in the first quarter of 2014. We fully ramped up our Phase 2B project to further increase the polysilicon production capacity in our Xinjiang facilities to 12,150 MT at the end of the third quarter of 2015. We have also successfully upgraded our off-gas treatment process from traditional Hydrogenation technology to Hydrochlorination technology. In 2015, we produced 9,771 MT polysilicon at an annual average production cost of $11.23/kg (including depreciation). In 2016, we produced 13,068 MT polysilicon at an annual average production cost of $9.38/kg (including depreciation). We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we have achieved full production capacity of 18,000 MT per annum. In 2017, we produced 20,200 MT polysilicon at an annually average production cost of US$8.84/kg (including depreciation). In 2018, we produced 23,351 MT polysilicon at an annually average production cost of US$8.71/kg (including depreciation). In August 2017, our board of directors approved Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which would each increase our production capacity by 35,000 MT expanded manufacturing capacity. We completed the Phase 4A project and began pilot production September 2019 and reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000 MT. In 2020, we produced 77,288 MT of polysilicon with an average production cost of $5.85/kg. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT in January 2022, which increased our total annual production capacity to 105,000 MT. We began the construction of our Phase 5A project in Baotou in March 2022 and completed it in April 2023.We ramped it up to its full capacity in June 2023, which increased our total annual production capacity to 205,000 MT. We began the construction of our Phase 5B project in March 2023 and expect to complete it and begin pilot production in the second quarter of 2024. We expect to ramp it up to full capacity production in the second half of 2024, which will increase our total annual production capacity to 305,000 MT. We also plan to build polysilicon projects for the semiconductor industry with a total annual production capacity of 21,000 MT and silicon metal projects with a total annual production capacity of 300,000 MT in Baotou. As part of these projects, we began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and expect to begin pilot production in the second quarter of 2024. In addition, we plan to develop a silicon-based new materials industrial park in Shihezi. The first phase of the project covers an annual production capacity of 150,000 MT of silicon metal, 50,000 MT of polysilicon, and 1.2 million pieces of silicon seed rod, and the second phase consists of an annual production capacity of 150,000 MT of silicon metal, 50,000 MT of polysilicon, and 1.0 million pieces of silicon seed rod.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2023, our major polysilicon customers included operating entities of JinkoSolar, Shuangliang, and Gokin Solar.

We expanded to the downstream photovoltaic manufacturing business by commencing commercial production of wafers in July 2011. In September 2018, we decided to discontinue our operations in Chongqing, including wafer manufacturing, which have since been recognized as our discontinued operations. By the end of 2020, Chongqing Daqo had completely ceased operations.

We have achieved considerable developments since we commenced commercial production of polysilicon in July 2008. We produced 86,587 MT, 133,812 MT and 197,381 MT of polysilicon and sold 75,356 MT, 132,909 MT and 200,002 MT in 2021, 2022 and 2023, respectively. We generated revenues of $1,678.8 million, $4,608.4 million and $2,307.7 million in 2021, 2022 and 2023, respectively. We had a gross profit of $1,097.2 million, $3,407.9 million and $920.7 million in 2021, 2022 and 2023, respectively. Our gross margin was 65.4%, 74.0% and 39.9% in 2021, 2022 and 2023, respectively. We achieved net income attributable to Daqo New Energy Corp. shareholders of $748.9 million, $1,819.8 million and $429.5 million in 2021, 2022 and 2023, respectively.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and are important to understand our business:

●	demand for photovoltaic products, including government incentives to promote the usage of solar energy;

●	product prices;
●	our product mix;
●	our production capacity and utilization; and
●	our production costs, in particular the cost of metallurgical grade silicon and electricity.

Demand for photovoltaic products

Our business and revenue growth are, in part, dependent on the demand for photovoltaic products. The photovoltaic industry remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Although demand for photovoltaic products has grown significantly in recent years, the global economic slowdown and turmoil in the global financial markets, including the impact of COVID-19; slowdown of the Chinese economy; rising geopolitical conflicts, such as the Russia-Ukraine war and related sanctions against Russia and energy crisis, and the Israel-Hamas war; and higher inflation, tightening monetary policies of central banks, and relatively high interest rate levels, have made solar energy less cost competitive and less attractive as an alternative source of energy.

Demand for photovoltaic products is driven, in part, by government incentives that make the economic cost of solar power competitive with the cost of traditional and other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. Reduction in or elimination of government subsidies and economic incentives may hinder the growth of this market or result in lower selling prices for solar energy products, which could cause our revenues to decline.

According to industry research, global solar PV installations in 2023 totaled approximately 390 GW, representing an increase of 70% from 230 GW in 2022. The annual newly added solar PV installations in China were estimated to be approximately 217 GW in 2023, compared to 87 GW in 2022 and 55 GW in China in 2021. China continued to rank as the largest solar PV market globally, with the United States and Brazil ranking the top three globally, in terms of annual newly installed capacity in 2023. According to several solar PV market reports and our estimation, we currently expect global PV solar installations in 2024 to be approximately 400 to 500 GW.

Product prices

The selling prices of our photovoltaic products are volatile and cannot always be predicted with certainty. Our selling prices declined from mid-2008 to the middle of 2010 due to industry-wide excess supply but stabilized in the third quarter of 2010 and increased marginally in the fourth quarter of 2010 due to end market demand. In 2011, our selling prices declined rapidly in the fourth quarter primarily due to excess supply in the market. The decline in selling prices continued throughout 2012. Our selling prices started to recover through 2013 due to improved demand and reduced inventory levels. The decline in the market price of polysilicon resulted in an approximately 7% decrease in the average selling price of our polysilicon from 2010 to 2011, a further 59.3% decrease from 2011 to 2012 and a further 23.3% decrease from 2012 to 2013. The market prices for polysilicon have improved significantly through 2013, albeit not sufficient to reverse the year-on-year average decrease. In 2014, the average selling prices for polysilicon fluctuated in the range from approximately $20/kg to $22/kg. In 2015, our quarterly average selling prices for polysilicon decreased by 23.4% from $18.09/kg in the first quarter to $13.86/kg in the fourth quarter of 2015. Our gross margin increased from 65.4% in 2021 to 74.0% in 2022, primarily due to higher ASPs of polysilicon. Our gross margin decreased to 39.9% in 2023, primarily due to decreases in ASPs of polysilicon.

On September 1, 2014, the Chinese government suspended the review of applications for importing solar grade polysilicon in the processing trade, according to an announcement jointly made by the Ministry of Commerce and the General Administration of Customs, or GAC, of the PRC in August 2014. All existing agreements approved prior to September 1, 2014 can continue to be performed until the contract terms expire. In addition, certain enterprises in the processing business that have been included in the supervisory network of the GAC were allowed to continue to import before the end of 2014. As a result, in the third and fourth quarters of 2014, foreign polysilicon manufacturers increased their supply of polysilicon into China to take advantage of the grace period before the suspension fully kicked in and exerted pressure on the average selling prices of polysilicon. Although we did see the polysilicon import volume directly from the United States decline after the Chinese government’s suspension policy took effect, Taiwan became a transshipment hub for the United States made polysilicon. The import volume from Germany and South Korea, the two largest countries in terms of China’s polysilicon import volume in 2018, has not been materially impacted due to a price commitment agreement between Wacker (a polysilicon manufacturer in Germany) and the Chinese government, and low AD tariffs imposed on major South Korean polysilicon manufacturers. In November 2017, China raised the AD tariffs of polysilicon imported from many companies in South Korea. However, the impact was very limited. For instance, the biggest polysilicon exporter from South Korea, OCI Company Ltd.’s tariff rate raised from 2.4 percent to 4.4 percent.

Company’s quarterly polysilicon external sales volume and ASPs from 2018 to 2023 (VAT excluded):

Product mix

The proportion of our revenues that are generated from the sales of other photovoltaic products, also referred to as product mix, affects our revenues and profitability. We generate revenues primarily from sales of polysilicon. During the month of December 2023, our N-type polysilicon, which requires higher quality as compared to P-type polysilicon, reached approximately 60% of our total products produced. We also historically generated revenues from other products. For example, we generated revenue from sales of modules for the first three quarters of 2012 before we sold 100% of our equity interests of Nanjing Daqo in September 2012. We also generated revenue from sales of wafers produced in our facilities in Chongqing from 2011 to 2018, when we decided to discontinue our wafer manufacturing business. Since our discontinuation of the wafer manufacturing business, we have focused on our core business of polysilicon manufacturing, which is currently the only segment to generate revenue.

Our production capacity and utilization

We focus on our core businesses and are committed to expanding our capacity and further improving our operational efficiency, cost structure and product quality by adopting new technologies and optimizing the manufacturing processes. In September 2012, we successfully completed our Xinjiang Phase 2A facilities. At the end of 2016, we completed the construction and installation of Phase 3A and commenced initial production in the first quarter of 2017. By the end of the second quarter of 2017, Phase 3A facilities reached full production capacity. In August 2017, our board of directors approved the Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which each increased our production capacity by 35,000 MT. We completed the Phase 4A project and begin pilot production in September 2019 and reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000MT. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual production capacity to 105,000 MT in January 2022. Our Phase 5 project of polysilicon for the solar industry in Baotou comprises Phase 5A and Phase 5B. We began the construction of our Phase 5A project in March 2022 and completed it in April 2023. We ramped it up to its full capacity in June 2023, which increased our total annual production capacity to 205,000 MT. We began the construction of our Phase 5B project in March 2023 and expect to complete it and begin pilot production in the second quarter of 2024. We expect to ramp it up to full capacity production by the second half of 2024, which will increase our total annual production capacity to 305,000 MT. We also plan to build polysilicon projects for the semiconductor industry with a total annual production capacity of 21,000 MT and silicon metal projects with a total annual production capacity of 300,000 MT in Baotou. As part of these projects, we began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and expect to begin pilot production in the second quarter of 2024. In addition, we plan to develop a silicon-based new materials industrial park in Shihezi. The first phase of the project covers an annual production capacity of 150,000 MT of silicon metal, 50,000 MT of polysilicon, and 1.2 million pieces of silicon seed rod, and the second phase consists of an annual production capacity of 150,000 MT of silicon metal, 50,000 MT of polysilicon, and 1.0 million pieces of silicon seed rod.

Our polysilicon production costs consist primarily of the costs of electricity and other utilities, raw materials, labor and depreciation. In our polysilicon manufacturing facilities in Xinjiang, because of the abundant coal resources, the local electricity rate is much lower than that in most areas in China. This cost advantage, along with our operational expertise, enables us to become one of the lowest cost producers around the globe. We have implemented additional measures to reduce our production costs through technology, process and equipment improvement. For example, in 2016, we continued our efforts to improve manufacturing efficiency and optimize production processes through several R&D and technology improvement projects in our Xinjiang polysilicon facilities. As a result of our continuous cost reduction efforts, we successfully reduced our annual average polysilicon production cost (including depreciation) by 5.8% from $9.38/kg in 2016 to $8.84/kg in 2017. We fully ramped up our Phase 3B facilities in December 2018 and further reduced our production cost to $7.94/kg in the fourth quarter of 2018. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from low cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. During 2020, we continued to successfully lower our production cost by scaling up our capacity and improving efficiency. During 2021, our production cost increased as compared to 2020, primarily due to increasing cost of raw materials. However, if the impact of higher raw material cost is excluded, we still achieved lower production cost, primarily due to our efforts in additional energy savings and improvement on manufacturing efficiency. During 2022, our production cost decreased as compared to 2021, primarily due to lower raw material cost and improved operational efficiency. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations. During 2023, our production cost decreased to $6.78/kg as compared to 2022, primarily due to continued improvement in operational efficiency and greater economies of scale.

Indicative polysilicon production cost breakdown in Q4 2023:

Components of Results of Operations

Revenues

Our revenues are derived from the sale of polysilicon. We plan to continue to focus on our current polysilicon production business to further improve operation efficiency, cost structure and product quality. If we are successful in executing our expansion plans, we expect our polysilicon revenue to continue to grow.

We commenced polysilicon production in 2008. We produced 86,587 MT, 133,812 MT and 197,831 MT of polysilicon and sold 75,356 MT, 132,909 MT and 200,002 MT of polysilicon in 2021, 2022 and 2023, respectively. Our polysilicon selling prices are directly affected by global supply and demand conditions. In 2021, the annual average selling price increased by 147.2% as compared to 2020. In 2022, the annual average selling price increased by 49.5% as compared to 2021, primarily due to the robust global demand for solar PV products and a relative shortage in polysilicon supply. In 2023, the annual average selling price decreased by 66.7% as compared to 2022, primarily due to new production capacities and oversupply of polysilicon in the market. We generated revenues of $1,678.8 million, $4,608.4 million and $2,307.7 million in 2021, 2022 and 2023, respectively. We achieved net income attributable to our shareholders of $748.9 million, $1,819.8 million and $429.5 million in 2021, 2022 and 2023, respectively.

We have entered into framework agreements with some of our customers. These contracts typically contain binding terms related to the sales volume of our polysilicon during the contract term. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are placed. Such pricing determination method has caused, and is expected to continue to cause, fluctuations in our revenues and results of operations. In 2021, our top three customers, Longi, JA solar and Shangji Automation, accounted for approximately 31.7%, 16.0% and 13.7% of our revenues, respectively, and the three customers in aggregate accounted for approximately 61.4% of our revenues. In 2022, our top three customers, Longi, Shangji Automation and Gokin Solar, accounted for approximately 29.9%, 13.3% and 11.5% of our revenues, respectively, and the three customers in aggregate accounted for approximately 54.7% of our revenues. In 2023, our top three customers, JinkoSolar, Shuangliang and Gokin Solar accounted for approximately 22.7%, 22.7% and 19.0% of our revenues, respectively, and the three customers in aggregate accounted for approximately 64.4% of our revenues.

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

We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT in January 2022. We began the construction of our Phase 5A project in March 2022, completed it in April 2023 and ramped it up to its full capacity in June 2023. We began the construction of our Phase 5B project in March 2023 and expect to complete it and begin pilot production in the second quarter of 2024. We expect to ramp it up to full capacity production by the second half of 2024, which will increase our total annual production capacity to 305,000 MT. We also began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and expect to begin pilot production in the second quarter of 2024. We also have plans to construct some polysilicon, silicon metal and silicon seed rod projects. Depreciation would resume its upward trend if we were to further expand our production capacity or conduct technology improvement. We also expect our total cost of revenues to increase as we increase our sales volume.

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

Research and development expenses

Our research and development expenses consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses to increase in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products, and expand our polysilicon manufacturing business. Our research and development expenses in 2021, 2022 and 2023 primarily resulted from continuous technology improvement projects for polysilicon production.

Other operating income

Our other operating income reflects unrestricted government subsidies that we receive from time to time, including financial incentives from the Xinjiang and Inner Mongolia local governments, which are unrestricted as to usage and can be utilized in any manner we deem appropriate. We have utilized, and expect to continue to utilize, these subsidies to fund general operating expenses. We record unrestricted government subsidies as other operating income when we receive them. The amount and timing of subsidies cannot be predicted with certainty.

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

Xinjiang Daqo is a foreign-invested enterprise established on February 22, 2011, located in Shihezi Economic Development Area in Xinjiang Autonomous Region. Inner Mongolia Daqo New Energy is a subsidiary of Xinjiang Daqo established on October 25, 2021, located in Baotou in Inner Mongolia Autonomous Region. According to Announcement No.23 [2020] of the Ministry of Finance, State Taxation Administration and National Development and Reform Commission, Xinjiang Daqo and Inner Mongolia Daqo New Energy were established in western China and meet certain requirements for a preferential tax rate under the announcement, and therefore are entitled to a preferential tax rate of 15% until December 31, 2030. During the years ended December 31, 2021, 2022 and 2023, Xinjiang Daqo and Inner Mongolia Daqo New Energy were entitled to a preferential tax rate of 15%. Other PRC subsidiaries are subject to the statutory rate of 25%.

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. In accordance with applicable accounting principles of ASC 740-30, a deferred tax liability shall be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis of an investment in a foreign subsidiary, except for the indefinite reinvestment exception. Before Xinjiang Daqo’s initial public offering in China in 2021, we determined that the undistributed earnings of Xinjiang Daqo had been and would be indefinitely reinvested, and no deferred tax liability was recognized on the undistributed earnings of Xinjiang Daqo. Upon the completion of Xinjiang Daqo’s IPO in 2021, Xinjiang Daqo’s dividends distribution policy changed to that its accumulated dividends distributed in cash in the recent three years must not be less than 30% of its average annual distributable profits in the past three years, to be compliant with PRC listing rules. That means, no less than 10% of its annual attributable profit will be distributed during each of the recent three years since 2021. We recorded liabilities for withholding income tax based on an estimate that 20.18%, 40.24% and 15.50% of distributable profit from Xinjiang Daqo and its subsidiaries for the years ended December 31, 2021, 2022, and 2023 would be distributed, and the remaining distributable profit will be used indefinitely for reinvestments within the PRC. We recorded a deferred tax liability on withholding taxes of $9.0 million as of December 31, 2023.

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

	Year Ended December 31,
	2021	2022	2023

	US$ in thousands
Revenues	1,678,793	4,608,350	2,307,695
Cost of revenues	(581,585)	(1,200,428)	(1,387,045)
Gross profit	1,097,208	3,407,922	920,650
Operating (expenses) income:
Selling, general and administrative expenses	(39,904)	(354,074)	(213,241)
Research and development expenses	(6,495)	(10,041)	(10,116)
Other operating income (expenses), net	609	(3,181)	86,137
Total operating expenses, net	(45,790)	(367,296)	(137,220)
Income from operations	1,051,418	3,040,626	783,430
Interest (expense) income, net	(20,482)	14,473	52,302
Exchange gain (loss)	—	680	(17,367)
Investment income	4,012	1,110	109
Income before income taxes	1,034,948	3,056,889	818,474
Income tax expense	(170,101)	(577,247)	(165,588)
Net income	864,847	2,479,642	652,886
Net income attributable to non-controlling interest	115,923	659,841	223,341
Net income attributable to Daqo New Energy Corp.’s ordinary shareholders	748,924	1,819,801	429,545

Note: “0” in above table means less than U.S.$1,000.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue. The revenue was $2,307.7 million in 2023, representing a decrease of 49.9% from $4,608.4 million in 2022, primarily due to a large decrease in polysilicon ASPs, partially mitigated by higher sales volume. The polysilicon sold in 2023 was manufactured in our Xinjiang and Inner Mongolia facilities. Our external sales volume increased by 50.5% from 132,909 MT in 2022 to 200,002 MT in 2023. Our annual average selling prices decreased by 66.7% from $32.47/kg in 2022 to $11.48/kg in 2023.

Cost of revenue. The cost of revenue was $1,387.0 million in 2023, representing an increase of 15.5% from $1,200.4 million in 2022. The increase in cost of revenue from product sales was attributable primarily to higher sales volume.

Gross profit. We had a gross profit of $920.7 million in 2023, representing a decrease of 73.0% from $3,407.9 million in 2022.

Selling, general and administrative expenses. Our selling, general and administrative expenses for continuing operations decreased to $213.2 million in 2023, compared to $354.1 million in 2022, primarily due to reduction in non-cash share-based compensation related to our share incentive plan.

Research and development expenses. Our research and development expenses were $10.1 million in 2023, compared to $10.0 million in 2022. The research and development expenses vary from period to period reflecting the R&D activities that occur in such period.

Other operating income (expenses), net. Other operating income was $86.1 million in 2023, compared to other operating expenses of $3.2 million in 2022. Our other operating income in 2023 was primarily attributable to government subsidies. Our other operating income mainly consisted of unrestricted cash subsidies that we received from local government authorities, which vary from period to period at the discretion of the corresponding local government authorities.

Interest income, net. Our net interest income was $52.3 million in 2023, compared to net interest income of $14.5 million in 2022. The increase in interest income was primarily due to higher bank cash balance.

Income tax expense. Income tax expenses were $165.6 million in 2023, compared to $577.2 million in 2022, primarily due to lower income before income taxes.

Net income. As a result of the foregoing, net income was $652.9 million in 2023, compared to $2,479.6 million in 2022.

Net income attributable to our shareholders. As a result of the factors described above, we had net profit attributable to our shareholders of $429.5 million in 2023, a 76.4% decrease from $1,819.8 million in 2022.

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

B.Liquidity and Capital Resources

 Liquidity

Our cash, cash equivalents and restricted cash increased by $605.6 million during 2021 and $2,796.4 million during 2022 and decreased by $472.4 million during 2023. Net cash provided by operating activities was $639.0 million, $2,462.7 million and $1,616.0 million in 2021, 2022 and 2023, respectively. Net cash used in investing activities was $781.9 million, $998.4 million and $1,196.0 million in 2021, 2022 and 2023, respectively. Net cash provided by financing activities was $736.2 million, $1,472.1 million and $795.4 million in 2021, 2022 and 2023, respectively.

We believe that our cash, cash equivalents, cash flows from operating activities and our subsidiary Xinjiang Daqo’s equity offerings will be sufficient to meet our working capital, capital expenditure needs that will arise in 2024 and beyond.

The following significant developments in 2023 and the first quarter of 2024 have impacted our liquidity or are expected to impact our liquidity:

●	As of December 31, 2023, our current assets exceeded our current liabilities by $2,740.1 million, and our amounts due to related parties of $10.7 million were included in our current liabilities. As of December 31, 2023, we had cash, cash equivalents and restricted cash of $3,048.0 million. We did not have any bank borrowings as of the same date. We had capital commitments of $644.5 million as of December 31, 2023 relating to the purchase of property, plant and equipment to be fulfilled in the next twelve months.
●	In December 2021, we entered into a strategic cooperation framework agreement with Baotou City to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT (i.e. our Phase 5 expansion project) and for the semiconductor industry with a total annual production capacity of 21,000 MT, silicon metal projects with a total annual production capacity of 300,000 MT and silicone projects with a total annual production capacity of 200,000 MT in Baotou City, Inner Mongolia. These projects will be conducted in several phases. In the first phase, we began the construction of our Phase 5A project (a 100,000 MT polysilicon project for the solar industry) in March 2022 and completed it in April 2023. We began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and expect to begin pilot production in the second quarter of 2024. In the second phase, we began the construction of our Phase 5B project (a 100,000 MT polysilicon project for the solar industry) in March 2023 and expect to complete it and begin pilot production in the second quarter of 2024. We estimate our total investments for the above projects of the first and second phases in Baotou Citi to be approximately RMB17.19 billion ($2.49 billion). In addition, in December 2023, our subsidiary Xinjiang Daqo entered into an investment agreement to develop a silicon-based new materials industrial park located in Shihezi. The first phase of the project covers an annual production capacity of 150,000 MT of silicon metal, 50,000 MT of polysilicon, and 1.2 million pieces of silicon seed rod, with an anticipated investment of approximately RMB7.5 billion. The second phase of the project consists of an annual production capacity of 150,000 MT of silicon metal, 50,000 MT of polysilicon, and 1.0 million pieces of silicon seed rod, with an anticipated investment of approximately RMB7.5 billion. The plan and timetable for these projects and their remaining phases will be subject to market conditions and regulatory approvals. Capital expenditures related to the above project in Shihezi were not included in the capital commitments of $644.5 million as of December 31, 2023 disclosed in the sub-paragraph above.
●	In March 2024, the board of directors of Xinjiang Daqo approved its profit distribution plan of 2023 (the “2023 Distribution Plan”), which proposed to distribute cash dividends inclusive of taxes of RMB893.3 million (equivalent to approximately $125.9 million). As a result, approximately 15.5% of Xinjiang Daqo’s distributable profit in 2023 would be distributed in 2024. The 2024 Distribution Plan was approved by the annual shareholders’ meeting of Xinjiang Daqo on April 23, 2024.
●	Our board of directors approved a $700 million share repurchase program in 2022, effective until December 31, 2023. By the end of 2023, we had spent approximately $491 million in repurchasing our ADSs.
●	In August 2023, the board of directors of our subsidiary Xinjiang Daqo approved a share repurchase program authorizing it to repurchase RMB200 million to RMB400 million worth of its issued and outstanding shares by means of centralized bidding transactions, effective until August 22, 2024.

We have taken or plan to take the following actions to effectively manage our liquidity:

●	Our Phase 5A project reached full capacity in June 2023, which increased our annual production capacity of polysilicon for the solar industry to 205,000 MT. We expect to complete the construction of our Phase 5B project and begin pilot production in the second quarter of 2024. We expect to ramp it up to full capacity production in the second half of 2024, which will further increase our annual production capacity for polysilicon to 305,000 MT. Our 1,000 MT polysilicon project for the semiconductor industry was completed in the third quarter of 2023 and is expected to begin pilot production in the second quarter of 2024. These new projects are expected to increase our operating cash inflow and reduce our average unit cost.

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

Cash Flows and Working Capital

Polysilicon production requires intensive capital investment. Due to our relatively short operating history, our financing has been primarily through sales of polysilicon, bank borrowings, advances from customers and equity offerings. The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2021	2022	2023

	(in thousands of US$)
Net cash provided by operating activities	638,989	2,462,652	1,616,042
Net cash used in investing activities	(781,894)	(998,416)	(1,195,955)
Net cash provided by (used in) financing activities	736,225	1,472,091	(795,398)
Effect of exchange rate changes	12,242	(139,942)	(97,083)
Net increase (decrease) in cash, cash equivalents and restricted cash	605,562	2,796,385	(472,395)
Cash, cash equivalents and restricted cash, at the beginning of the year	118,404	723,966	3,520,351
Cash, cash equivalents and restricted cash, at the end of the year	723,966	3,520,351	3,047,956
Supplemental disclosure of cash flow information:
Interest paid	21,158	7,926	4,719
Income taxes paid	108,099	350,583	289,529
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payables	142,937	251,127	421,024
Purchases of property, plant and equipment included in amount due to related parties - short-term portion	5,979	4,082	6,492

Our cash, cash equivalents and restricted cash increased by $605.6 million during 2021 and $2,796.4 million during 2022 and decreased by $472.4 million during 2023. As of December 31, 2023, we had $3,038.8 million in cash and cash equivalents and $9.1 million in restricted cash. Restricted cash was primarily composed of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit and bank notes and cash preserved in relation to our pending litigation with a supplier. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturity of three months or less.

As of December 31, 2023, we had a positive working capital (total current assets in excess of total current liabilities) of $2,740.1 million. We had cash, cash equivalents and restricted cash of $3,048.0 million and did not have any short-term and long-term bank borrowings, as of December 31, 2023. We had total capital commitments of $644.5 million as of the same date.

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

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2023 was $1,616.0 million, primarily resulting from $3,760.8 million of cash received from the sales of our products, partially offset by our payments for raw materials and utilities of $1,518.4 million, tax paid of $462.3 million, employee salaries and welfare payment of $159.2 million and interest payment of $4.7 million. We generated positive operating cash flow in 2023. The fluctuation was primarily due to lower revenues and gross margin.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was $1,196.0 million, primarily resulting from payments for the purchase of property, plant and equipment and land use rights in a total amount of $1,186.8 million and offset by redemption of short-term investments of $13.7 million.

Net cash used in investing activities for the year ended December 31, 2022 was $998.4 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $1,205.3 million and offset by redemption of short-term investments of $298.3 million.

Net cash used in investing activities from continuing operation for the year ended December 31, 2021 was $781.9 million, primarily resulting from payments for the purchase of property, plant and equipment in a total amount of $498.5 million and purchase and redemption of short-term investments of $273.6 million.

Financing Activities

Net cash used in financing activities from continuing operation for the year ended December 31, 2023 was $795.4 million, primarily resulting from our share repurchases of $485.9 million and dividend payment by Xinjiang Daqo of $303.7 million.

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

Capital Expenditures

In 2021, we incurred capital expenditure of $451.0 million for our Phase 4B expansion project. In 2022, we incurred capital expenditure of $1,030.0 million for our Phase 4B and Phase 5A expansion projects. In 2023, we incurred capital expenditure of $1,100.7 million for our Phase 5A and Phase 5B expansion projects and our 1,000 MT polysilicon project for the semiconductor industry. The capital expenditure per unit in Phase 1, Phase 2A, Phase 2B, Phase 3A, Phase 3B, Phase 4A, Phase 4B, Phase 5A, Phase 5B and the 1,000 MT polysilicon project was $114.0/kg, $56.8/kg, $26.7/kg, $16.5/kg, $14.2/kg, $13.0/kg, $18.4/kg, $11.60/kg, $13.32/kg and $142.9/kg, respectively, as of December 31, 2023. For additional information, see also “—B. Liquidity and Capital Resources” and “Item 4. Information on the Company—B. Business Overview—Manufacturing Capacity” in this annual report.

Our capital expenditures are expected to remain at a relatively high level in the foreseeable future. The total capital expenditures for our Phase 5A and Phase 5B expansion projects and 1,000 MT polysilicon project for the semiconductor industry are approximately $1,160.3 million, $1,331.6 million and $142.4 million, respectively, of which an aggregate of $1,100.7 million had been spent as of December 31, 2023. We intend to use cash generated from operating activities and take other actions to obtain alternative sources of financing, such as obtaining loan facilities from financial institutions, raising funds from the capital markets or entering into capital arrangements to meet our capital expenditure requirements.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Market Trends

Global solar PV installations in 2023 totaled approximately 390 GW, representing a 70% increase from 230 GW in 2022. In 2023, the annual newly added solar PV installations in China were approximately 217 GW, which were significantly higher than 87 GW in 2022. According to several solar PV market reports and our estimation, we expect global solar PV installations in 2024 to be approximately 400 to 500 GW.

Operational Trends

We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total production capacity to 105,000 MT in January 2022. We also plan to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT (i.e. our Phase 5 expansion project) and for the semiconductor industry with a total annual production capacity of 21,000 MT and silicon metal projects with a total annual production capacity of 300,000 MT in Baotou. We completed the construction of the Phase 5A project in April 2023 and ramped it up to its full capacity in June 2023, which increased our annual production capacity of polysilicon for the solar industry to 205,000 MT. We began the construction of our Phase 5B project in March 2023 and expect to begin pilot production in the second quarter of 2024. We expect to ramp it up to full capacity production by the second half of 2024, which will increase our total annual production capacity to 305,000 MT. We also plan to build polysilicon projects for the semiconductor industry with a total annual production capacity of 21,000 MT and silicon metal projects with a total annual production capacity of 300,000 MT in Baotou. As part of these projects, we began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and expect to begin pilot production in the second quarter of 2024. In addition, we plan to develop a silicon-based new materials industrial park in Shihezi, Xinjiang. The first phase of the project covers an annual production capacity of 150,000 MT of silicon metal, 50,000 MT of polysilicon, and 1.2 million pieces of silicon seed rod, and the second phase consists of an annual production capacity of 150,000 MT of silicon metal, 50,000 MT of polysilicon, and 1.0 million pieces of silicon seed rod. The plan and timetable for these projects and their remaining phases will be subject to market conditions and regulatory approvals.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2023 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

We have compared the useful lives and residual value of each asset category with the comparable companies in the industry, and we are not aware of any significant variances. Changes in estimated useful lives of our assets could significantly impact future periods’ depreciation expense and have a material impact on our Consolidated Financial Statements. If the estimated useful lives of all depreciable assets were increased by five years, annual depreciation expense would decrease by approximately $23.60 million. If the estimated useful lives of all depreciable assets were decreased by five years, annual depreciation expense would increase by approximately $134.43 million. We are projecting an increase in our depreciation expense in 2024 versus 2023 which is mainly driven by an increase in our projected depreciable asset base.

Recent Accounting Pronouncements

There is no recently issued accounting pronouncement or accounting pronouncement not yet adopted that has or would have material impact on our consolidated financial statements.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Xiang Xu	53	Chairman of the board of directors and chief executive officer
Guangfu Xu	81	Director
Dafeng Shi	51	Director
Fei Ge	60	Director
Xiaoyu Xu	28	Director
Fumin Zhuo	72	Independent director
Rongling Chen	82	Independent director
Minsong Liang	55	Independent director
Shuming Zhao	71	Independent director
Arthur Wong	64	Independent director
Guoqing Chen	59	Independent director
Ming Yang	49	Chief financial officer

Mr. Xiang Xu is the chairman of our board of directors and our chief executive officer. He is also the president of Daqo Group and currently holds directorship positions at 25 subsidiaries of Daqo Group. Mr. Xu has served as the chairman of our board of directors and our chief executive officer since August 2023. Mr. Xu served as the general manager of Jiangsu Changjiang Electric Co., Ltd., a subsidiary of Daqo Group, from January 2000 to May 2006. Mr. Xu received his EMBA degree from Nanjing University in 2004.

Mr. Guangfu Xu is one of our directors. Mr. Xu is primarily involved in formulating our strategic development objectives. Mr. Xu has been the chairman of Daqo Group since January 1984 and currently holds directorship positions with 30 subsidiaries and affiliated entities of Daqo Group. Mr. Xu served as chairman of our board of directors from our incorporation in November 2007 to August 2023. Mr. Xu joined Xinba General Company, the predecessor entity of Daqo Group, in 1966 and has been instrumental in building Daqo Group from a small township and village enterprise to a leading manufacturer of electrical systems in China. Mr. Xu is a member of the Ninth People’s Congress of Jiangsu Province and the vice chairman of the Standing Committee of the Ninth Yangzhong City People’s Congress. Mr. Xu was named a National Township and Village Entrepreneur by the Ministry of Agriculture of China in 2001 and 2002 and a Pioneer in Electricity Industry in 2012. Mr. Xu graduated from secondary school in 1960. Mr. Guangfu Xu is the father of Mr. Xiang Xu.

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

Mr. Fei Ge is one of our directors. Mr. Ge has served as our director since June 8, 2022. He is also the executive president of Daqo Group responsible for technology innovation and digitalized manufacturing. Mr. Ge previously served as a director of our company from our initial public offering in 2010 until February 2013. Mr. Ge holds an MBA degree from Nanjing University.

Ms. Xiaoyu Xu is one of our directors. Ms. Xu has served as our director since November 2023. Ms. Xu joined the Company in May 2023 as the investor relations head and board secretary. She previously worked at J.P. Morgan in the Corporate and Investment Bank department. Ms. Xu holds an MBA degree with a concentration in finance from the Wharton School at the University of Pennsylvania, and a Bachelor of Science degree in business administration from the Haas School of Business at the University of California, Berkeley. Ms. Xiaoyu Xu is the daughter of Mr. Xiang Xu.

Mr. Fumin Zhuo is one of our independent directors. Mr. Zhuo has served as our director since November 2009. He currently also serves as an independent director of a Hong Kong Stock Exchange-listed company, SRE Group Ltd., and one Shanghai Stock Exchange-listed company, Dazhong Transportation (Group) Co., Ltd. Mr. Zhuo has over 45 years of experience in investment and corporate management. Mr. Zhuo is currently a founder and the chairman of V Star Capital. Since 2002, Mr. Zhuo has served as the chairman and chief executive officer of Vertex China Investment Company, the chairman of Venture Star Investment (HK) Limited and a managing partner of GGV Capital. From 1995 to July 2002, Mr. Zhuo was the chief executive officer of Shanghai Industrial Holding Ltd. and the chairman of SIIC Medical Science & Technology (Group). Prior to that, starting in 1987, Mr. Zhuo served as chief assistant officer of the Shanghai Economic System Reform Committee. Mr. Zhuo has extensive experience in venture capital fund formation, mergers and acquisitions, and investment management. Mr. Zhuo graduated from Shanghai Jiaotong University’s Electrical Engineering School in 1983 and then received his master’s degree in economics from Fudan University in 1997.

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

Mr. Guoqing Chen is one of our independent directors. Mr. Chen has served as our independent director since July 2023. Mr. Chen has served as the head of Shanghai Horizon Economic Research Institute since 2002. He is also the chair professor at Shanghai National Accounting Institute and the deputy director at the China Management Accounting System Research Center of Shanghai University of Finance and Economics. Mr. Chen currently serves as the chairman of Horizon International Financial Management Consulting (Shanghai) Co., Ltd., and Shanghai Horizon Value Management Software Co., Ltd. He is also an independent director at Heilongjiang Longmay Mining Group Co., Ltd., and Hongxing Xuan Paper Co., Ltd., as well as a director at Jilin Provincial Coal Industry Group Co., Ltd., and Jilin Province State-Owned Capital Operation Co., Ltd.

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

Composition of Board of Directors

Our board of directors consists of eleven directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration. Subject to our Fourth Amended and Restated Memorandum and Articles of Association, the directors may exercise all the powers of our company to borrow money, mortgage his or her undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. We have majority-independent compensation committee and nominating and corporate governance committee and a fully independent audit committee.

B.Compensation

In 2023, our aggregate payment of cash to directors or executive officers was approximately $30.0 million. See “—Share Incentive Plans.” Our PRC subsidiaries are and were required, as the case may be, by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. We did not accrue or set aside any pension or similar retirement benefits for our executive officers and directors for the fiscal year ended December 31, 2023. Other than the aforementioned statutorily required contributions, we have not set aside or accrued any other amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

As of the date of this annual report, excluding the expired and cancelled options, we have granted options to purchase a total of 23,393,525 of our ordinary shares and 94,293,015 restricted share units under our share incentive plans, of which options to purchase a total of 95,750 ordinary shares and 9,143,750 restricted share units were outstanding.

The following table summarizes the options and restricted share units granted as of the date of this annual report to our senior executive officers, directors and to other individuals as a group since 2014, without giving effect to the options that were exercised or terminated, if any.

	Number	Exercise Price
Name	of Shares*	($/Share)	Date of Grant	Date of Expiration
Directors and officers as a group	5,791,875	0.59	January 12, 2015	January 11, 2025
	1,000,000	0.59	July 6, 2015	July 5, 2025
	9,079,992	N/A	February 3, 2017	February 2, 2027
	27,665,641	N/A	June 6, 2018	June 5, 2033
	4,512,500	N/A	December 21, 2018	December 20, 2033
	36,575,000	N/A	August 10, 2022	August 9, 2037
Other individuals as a group	1,342,500	0.59	January 12, 2015	January 11, 2025
	3,574,000	N/A	February 3, 2017	February 2, 2027
	8,690,000	N/A	June 6, 2018	June 5, 2033
	3,592,500	N/A	December 21,2018	December 20, 2033
	678,465	N/A	August 10, 2022	August 9, 2037
Total	102,502,473

1 “Number of Shares” refers to the number of ordinary shares that can be acquired upon exercise of the options; in the case of restricted share units, “Number of Shares” refers to the number of restricted share units and “Exercise Price” is marked as not application (N/A). “Number of Shares” includes options and restricted share units that were exercised or terminated, if any.

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

In 2023, our audit committee held meetings four times.

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

In 2023, our Compensation Committee passed resolutions by unanimous written consent three times.

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

In 2023, our Corporate Governance and Nominating Committee held meetings twice and passed resolutions by unanimous written consent once.

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

Each executive officer has agreed to be bound by non-competition restrictions. Specifically, each executive officer has agreed not to (1) assume employment with entities other than our company or our affiliates, or (2) participate in the business of or own any interests in our competitors, without the prior written approval by our board of directors.

D.Employees

As of December 31, 2023, we employed 5,765 employees, including 4,152 in manufacturing and quality assurance, 45 in purchasing, 871 in research and development, 24 in sales and marketing and 673 in general and administrative. In addition, we engaged independent contractors and temporary personnel from time to time. All of these employees and independent contractors are located at our facilities in Chongqing, Shanghai, Xinjiang and Inner Mongolia, China. We had a total of 2,399, 4,099 and 5,765 employees as of December 31, 2021, 2022 and 2023, respectively.

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

The calculations in the table below are based on 330,037,257 ordinary shares outstanding as of the date of this annual report.

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

	Ordinary Shares
	Beneficially Owned
	Number	%
Directors and Executive Officers:
Guangfu Xu(1)	57,930,314	16.6
Xiang Xu(2)	37,625,544	11.2
Dafeng Shi(3)	7,851,357	2.3
Fei Ge(4)	*	*
Xiaoyu Xu(5)
Fumin Zhuo(6)	*	*
Rongling Chen(7)	*	*
Minsong Liang(8)	*	*
Shuming Zhao(9)	*	*
Arthur Wong(10)	*	*
Guoqing Chen(11)
Ming Yang(12)	*	*
All directors and executive officers as a group	106,480,577	29.3
Principal Shareholders:
Gold Intellect Limited(13)	39,000,000	11.8
Continental General Insurance Company(14)	21,328,905	6.5
Duke Elite Limited(15)	15,923,750	4.8
Plenty China Limited(16)	14,820,000	4.5

*Beneficially owns less than 1% of our ordinary shares

Notes:

(1)	Consists of (i) 39,000,000 ordinary shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu and (ii) 18,930,314 ordinary shares issuable upon exercise of restricted share units held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Guangfu Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.
(2)	Consists of (i) 3,184,750 ADSs, representing 15,923,750 ordinary shares, beneficially owned by Duke Elite Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, (ii) 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, and (iii) 6,881,794 ordinary shares issuable upon exercise of restricted share units held by Mr. Xu that are exercisable within 60 days of the date of this annual report. Mr. Xiang Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.
(3)	Consists of (i) 3,449,584 ordinary shares held by Lucky Prosper Investments Limited, a British Virgin Islands company wholly owned and controlled by Mr. Dafeng Shi, and (ii) 4,401,773 ordinary shares issuable upon exercise of restricted share units held by Mr. Shi that are exercisable within 60 days of the date of this annual report. Mr. Dafeng Shi’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Shi is a director of our company.
(4)	The business address of Mr. Ge is c/o No. 66, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC.
(5)	The business address of Ms. Xu is 29th Floor, Huadu Mansion, 838 Zhangyang Road, Pudong New District, Shanghai, PRC.
(6)	The business address of Mr. Zhuo is Unit 3501, Two IFC, 8 Century Avenue, Pudong District, Shanghai, PRC.
(7)	The business address of Mr. Chen is No.585, Jianguoxi Road, Shanghai, PRC.

(8)	The business address of Mr. Liang is Room 806, Tower C, Vantone Center, No. 6 Chaoyangmenwai Street, Chaoyang District, Beijing, PRC.
(9)	The business address of Mr. Zhao is 2002 Anzhong Building, School of Business, Nanjing University, 16 Jinyin Jie, Nanjing, PRC.
(10)	The business address of Mr. Wong is 29th Floor, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.
(11)	The business address of Mr. Chen is Room 103, Building 41-6, Rongcheng Road, Pudong New District, Shanghai, PRC.
(12)	The business address of Mr. Yang is 29th Floor, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.
(13)	Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.
(14)	Pursuant to the Schedule 13G filed on March 25, 2024, the business address of Continental General Insurance Company is 11001 Lakeline Blvd., Ste. 120, Austin, TX 78717.
(15)	Duke Elite Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company represented by ADSs held by Duke Elite Limited.
(16)	Plenty China Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company held by Plenty China Limited.

To our knowledge, as of the date of this annual report, 370,207,325 ordinary shares, representing approximately 89.1% of our total issued shares (including 10,480,840 ordinary shares issued to JPMorgan Chase Bank, N.A. for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans), were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our directors or executive officers that are shareholders or principal shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Related party transaction with Nanjing Daqo Transformer Systems Co., Ltd.

In 2023, we purchased fixed assets in the amount of $23.8 million from Nanjing Daqo Transformer Systems Co., Ltd.

In 2023, we purchased raw materials in the amount of $0.05 million from Nanjing Daqo Transformer Systems Co., Ltd.

Related party transactions with Chongqing Daqo Tailai Electric Co., Ltd.

In 2023, we purchased fixed assets in the amount of $28.3 million from Chongqing Daqo Tailai Electric Co., Ltd.

Related party transactions with Zhenjiang Daqo Intelligent Electric Co., Ltd

In 2023, we purchased fixed assets in the amount of $5.0 million from Zhenjiang Daqo Intelligent Electric Co., Ltd.

Related party transactions with Zhenjiang Moeller Electric Appliance Co., Ltd.

In 2023, we purchased fixed assets in the amount of $8.8 million from Zhenjiang Moeller Electric Appliance Co., Ltd.

Related party transactions with Nanjing Daqo Electric Co., Ltd.

In 2023, we purchased fixed assets in the amount of $12.5 million from Nanjing Daqo Electric Co., Ltd.

Related party transactions with Zhenjiang Electric Equipment Co., Ltd.

In 2023, we purchased raw materials in the amount of $5.0 million from Zhenjiang Electric Equipment Co., Ltd.

In 2023, we purchased fixed assets in the amount of $1.5 million from Zhenjiang Electric Equipment Co., Ltd.

Related party transactions with Nanjiang Daqo Electric Institute Co., Ltd.

In 2023, we purchased fixed assets in the amount of $7.1 million from Nanjiang Daqo Electric Institute Co., Ltd.

Related party transactions with Nanjing Daqo Automation Technology Co., Ltd.

In 2023, we purchased fixed assets in the amount of $2.2 million from Nanjing Daqo Automation Technology Co., Ltd.

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

In July 2023, Xinjiang Daqo was sued by two silicon core processing service suppliers for a contract dispute. The plaintiffs requested for termination of the contract and compensation for their economic losses totaling RMB1,958.5 million. The lawsuit is currently pending in court. This claimed amount consists largely of alleged consequential damages of the plaintiffs, which we do not expect to be supported by the court. However, we cannot guarantee that the court will rule in our favor. No contingent liabilities with respect to this contract dispute were recorded in 2023. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our operations are subject to natural disasters, adverse weather conditions, operating hazards, environmental incidents, labor disputes and litigation risks” for more information.

Dividend Policy

We have not declared or paid any dividends on our ordinary shares or ADSs. We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. Xinjiang Daqo may declare and distribute dividends from time to time to its shareholders including our company, subject to the discretion of its board of directors and approval by its shareholders’ meetings. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Components of Results of Operations—Taxation” for the dividends declared by Xinjiang Daqo historically. We currently intend to retain our available funds and any future undistributed earnings to operate and expand our business, except to execute any share repurchase program approved by our board.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Chinese Taxation,” above), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. Subject to generally applicable limitations and conditions, PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the PRC tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for United States federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category” income for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

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

In the event that we are treated as a PRC resident enterprise under the PRC EIT Law, gain from the disposition of ADSs or ordinary shares may be subject to the tax in the PRC (see “Chinese Taxation,” above). In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds from the sale or disposition before deduction for the PRC tax. A U.S. Holder generally will not be entitled to credit any PRC tax imposed on the sale or other disposition of the shares against such U.S. Holder’s U.S. federal income tax liability, except in the case of either (i) a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty, or (ii) a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, although capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the ADSs or ordinary shares generally will be U.S. source gain or loss, a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty, may be entitled to elect to treat the gain as foreign source income for U.S foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the PRC tax is not a creditable tax or is not claimed as a credit by the U.S. Holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the ADSs or ordinary shares even though the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws the temporary guidance. U.S. Holders should consult their tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of our ADSs or ordinary shares and any PRC tax imposed on such sale or disposition.

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

Based on our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2023. Additionally, there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years. The determination of whether we are a PFIC is made annually after the close of each taxable year, based on the facts and circumstances at the time, some of which may be beyond our control, such as the amount and composition of our income and the valuation and composition of our assets, including goodwill and other intangible assets, as implied by the market price of our ordinary shares. The market price of our ADSs and/or ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets.

If we are classified as a PFIC for any taxable year in which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such holder owns our shares, even if we cease to meet the threshold requirements for PFIC status (unless the U.S. Holder makes a special “purging” election on IRS Form 8621 with respect to our shares once we are no longer a PFIC). U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to us.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and such U.S. Holder does not make a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares) and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under these PFIC rules:

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

Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of shares at death.

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

If we were a PFIC for any taxable year, in lieu of being subject to the general rules discussed above, a U.S. Holder may make a mark-to-market election with respect to our ADSs (but not ordinary shares) to elect out of the tax treatment discussed above, provided that the ADSs are considered “marketable,” or regularly traded on a qualified exchange (such as the NYSE). We anticipate that the ADSs would be treated as being regularly traded on the NYSE, but no assurances may be given in this regard. If a U.S. Holder makes a mark-to-market election for the ADSs, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such U.S. Holder an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of the U.S. Holder’s taxable year over the U.S. Holder’s adjusted basis in such ADSs. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. A U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts resulting from the mark-to-market election. Once made, the election cannot be revoked without the consent of the IRS unless the shares ADSs cease to be marketable.

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

Backup Withholding and Information Reporting

U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult its tax advisor regarding the application of the United States information reporting rules and backup withholding rules to its particular circumstances. In addition, certain U.S. Holders may be subject to backup withholding in respect of such amounts if they do not provide to the relevant payer or paying agent their taxpayer identification numbers, make any other required certification, or otherwise establish an exemption. Holders that are not “United States persons” (as defined in the Code) may be required to comply with applicable certification and identification procedures to establish that they are not United States persons in order to avoid the application of such information reporting requirements and backup withholding. The amount of any backup withholding from a payment to a U.S. or non-U.S. Holder will be allowed as a credit against the Holder’s U.S. federal income tax liability and may entitle the Holder to a refund, provided that the required information is timely furnished to the IRS.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2023, we had RMB-denominated cash and cash equivalents of RMB20,078.9 million and U.S. dollar-denominated cash and cash equivalents of $218.8 million. Assuming that we had converted the U.S. dollar-denominated cash and cash equivalents of $218.8 million into RMB at the exchange rate of $1.00 for RMB7.0999 as of December 29, 2023, this cash and cash equivalents would have been RMB1,553.8 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, these cash and cash equivalents would have decreased to RMB1,412.5 million.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADS program established pursuant to the deposit agreement, by making available a set amount or a portion of the depositary fees charged in respect of the ADS program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. In November 2020, we instructed the depositary bank to change the ratio of shares of our company by each ADS from twenty five shares to five shares per ADS. For the year ended December 31, 2023, we received $0.8 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

Part II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15I or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2023. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2023.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2023, has also audited the effectiveness of internal control over financial reporting as of December 31, 2023.

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

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2023, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Years Ended December 31,
	2022	2023

	(in US$ thousands)
Audit fees(1)	1,080	1,132
Others(2)	18	23
Total:	1,098	1,155

(1)Audit fees refer to the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of the annual financial statements of the Company and Xinjiang Daqo, the review of our comparative interim financial statements and the verification of Xinjiang Daqo’s registered capital and share capital as of September 15, 2023.
(2)Others refer to the aggregate fees for ESG consultation services rendered by our independent registered public accounting firm to Xinjiang Daqo related to its ESG report.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Entities, including audit services, audit-related services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us in 2023 of ADSs that are registered by us pursuant to Section 12 of the Exchange Act:

			Total Number of ADSs	Approximate Dollar Value of
		Average Price	Purchased as Part of	ADSs that May Yet Be
	Total Number of	Paid per ADS	Publicly Announced Plans	Purchased Under the Plans or
Month	ADSs Purchased	($)(1)	or Programs	Programs ($in millions)(2)
January 2023	—	—	—	695
February 2023	—	—	—	695
March 2023	1,578,410	50.75	1,578,410	615
April 2023	—	—	1,578,410	615
May 2023	1,392,114	43.02	2,970,524	555
June 2023	827,630	40.79	3,798,154	521
July 2023	257,175	38.88	4,055,329	511
August 2023	2,847,991	36.15	6,903,320	408
September 2023	1,025,670	34.12	7,928,990	373
October 2023	65,775	30.40	7,994,765	371
November 2023	2,753,424	26.70	10,748,189	298
December 2023	3,695,724	23.93	14,443,913	209

(1)Excluding broker and transaction fees.

(2)On November 7, 2022, we announced a share repurchase program approved by our board of directors to repurchase up to $700 million worth of our ordinary shares or ADSs on the open market, in negotiated transactions off the market, in block trades or through other legally permissible means in accordance with applicable U.S. securities laws from November 7, 2022 to December 31, 2023. We had completed this repurchase program by December 31, 2023 by spending approximately $491 million to repurchase approximately 14.55 million ADSs.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(i)Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats, including processes to oversee and identify risks from cybersecurity threats associated with our use of third-party service providers. These processes mainly include:

(i)Preparation stage: During this stage, we determine the targets and scope of our cybersecurity risk assessment and set up different levels of cybersecurity risk and our general response to each level of risk;

(ii)Risk identification: We identify the nature and source of the cybersecurity risk and assess the vulnerability of our relevant system and technology;

(iii)Risk analysis: We determine the level of cybersecurity risk by analyzing the cause and severity of such risk, the possibility of any potential cybersecurity incident resulting from such risk, and the potential consequences of such cybersecurity incident;

(iv)Risk assessment: Depending on the level of cybersecurity risk, we determine whether to deal with such risk, the priority of our risk management, and our risk management plan; and

(v)Risk management: Based on the severity of the cybersecurity risk and the potential impact of such risk on our business operations, we implement mitigating measures to address such risk and evaluate the effectiveness of these measures.

We have integrated these cybersecurity risk management processes into our overall enterprise risk management system. In addition, we have in place the handling processes and management policies for cybersecurity incidents. We also engage third-party assessors, consultants and auditors in connection with our cybersecurity risk management processes when our cybersecurity management team deems necessary or appropriate. Our cybersecurity management team has the necessary resources and authority to select, retain, terminate and approve the fees and other retention terms for these third parties.

As of the date of this annual report, to our best knowledge, no risk from current or previous cybersecurity threats has materially affected or is reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Governance

Our board of directors is responsible for the oversight of risks from cybersecurity threats, including making major decisions and overall planning with respect to cybersecurity risk management, overseeing the risk management process, reviewing the reports from the cybersecurity management team, and evaluate the effectiveness of our cybersecurity risk management program.

To support our board of directors, we have established cross-departmental working teams that manage and carry out our cybersecurity risk management.

●	Our cybersecurity management leading group is responsible for monitoring and coordinating our cybersecurity risk management processes, including preparing internal policies and remediation plans with respect to cybersecurity risk assessment and management, regularly reporting the progress and results of cybersecurity risk management to our board of directors, and promptly reporting any material cybersecurity risk or incidents to our board of directors. Our cybersecurity management leading group is led by our chief executive officer and chief financial officer and consists of heads of various departments, including the head of our information security department, who are specialized or experienced in managing information security, compliance and risk management. For example, the head of our information security department, who is a key member of our cybersecurity management team, has over 20 years of experience in information security and is familiar with recent developments in technologies, laws and regulations in information security. He plays an important role in shaping our cybersecurity risk management policies, standards and processes and in our cybersecurity risk management.
●Our cybersecurity risk assessment team is responsible for the implementation of our cybersecurity risk management plans and the daily operation and maintenance of our information systems. This working team regularly monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents, conducts and engages third parties to evaluate the effectiveness of our cybersecurity risk management program, and reports information about our cybersecurity risk and results of evaluations to our senior management. Our cybersecurity risk assessment team is led by the head of our information security department and consists of dedicated staff from various departments, including our information security department, in-house legal department and internal control department. Members of our cybersecurity risk assessment team generally have extensive experience in dealing with cybersecurity issues. For example, one of the key members of our cybersecurity risk assessment team has over ten years of experience in information security and is familiar with network protocols and the construction of information security system for enterprises. Another key a member of our cybersecurity risk assessment team has five years of experience in information security and is proficient in cybersecurity technologies.

Part III

ITEM 1.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”

ITEM 2.FINANCIAL STATEMENTS

The consolidated financial statements of Daqo New Energy Corp. are included at the end of this annual report.

ITEM 3.EXHIBITS

Exhibit Number	Description of Document
1.1

Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017 (File No. 001-34602))

2.1

Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder dated October 26, 2020 (incorporated herein by reference to Exhibit (a) to the Post-Effective Amendment No. 3 to Form F-6 Registration Statement filed with the Securities and Exchange Commission on October 26, 2020 (File No. 333-164310))

2.2

Description of the Rights of Ordinary Shares and ADSs (incorporated herein by reference to Exhibit 2.2 of our Annual Report on Form 20 - F filed with the Securities and Exchange Commission on April 24, 2020 (File No. 001 - 34602))

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
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2019 (File No. 001-34602))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
97*	Policy for the Recovery of Erroneously Awarded Compensation of the Registrant
101.INS*	iXBRL Instance Document
101.SCH*	iXBRL Taxonomy Extension Schema Document
101.CAL*	iXBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	iXBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	iXBRL Taxonomy Extension Label Linkbase Document
101.PRE*	iXBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*         Filed with this annual report on Form 20-F

**       Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DAQO NEW ENERGY CORP

By:	/s/ Xiang Xu
Name:	Xiang Xu
Title:	Chairman and Chief Executive Officer

Date: April 29, 2024

DAQO NEW ENERGY CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

DAQO NEW ENERGY CORP.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. and its subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2024 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue recognition for polysilicon sales - Refer to Note 2(n) to the financial statements

Critical Audit Matter Description

The Company’s domestic polysilicon revenues from contracts with its customers are recognized at a point in time following the transfer of control of its products to the customers, which occurs upon acceptance by the customers according to the terms of the underlying contracts. We identified revenue cut-off for domestic polysilicon sales as a critical audit matter, because there exists the risk of inconsistency between the date of customer acceptance and the date of revenue recognition, and the amounts of the revenue are material which is expected to have a significant impact on investors’ decision-making. This required extensive audit effort when performing audit procedures to audit the revenue.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the cut-off of domestic polysilicon sales including the following, among others:

●	We evaluated whether the revenue contracts are appropriately recognized in accordance with ASC 606 based on terms and conditions of each contract.
●	We tested the effectiveness of key controls over revenue cut-off.
●	We selected samples from the sales records for both before and after year-end periods and traced the selected samples to supporting documents including shipping documents and receipt notes signed by the customers to evaluate whether the revenue was recorded in the correct period.
●	We tested all the domestic polysilicon shipments occurred during the last month of the year by tracing the shipping logs to supporting documents including receipt notes signed by the customers and the sales records to evaluate whether there existed early or delayed recognition of revenue.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2024

We have served as the Company’s auditor since 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
DAQO NEW ENERGY CORP.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Daqo New Energy Corp and its subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023 of the Company and our report dated April 29, 2024, expressed an unqualified opinion on those consolidated financial statements.

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

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2024

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2022 AND 2023

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2022	2023
ASSETS:
Current assets:
Cash and cash equivalents	$3,499,488	$3,038,827
Restricted cash	20,863	9,129
Notes receivable	1,131,566	116,358
Short-term investments	13,927	—
Prepaid expenses and other current assets	52,932	224,645
Advances to suppliers	852	14,314
Inventories	169,517	173,271
Amounts due from related parties– short-term portion	18	34
Total current assets	4,889,163	3,576,578
Property, plant and equipment, net	2,605,195	3,626,423
Prepaid land use rights, net	80,330	150,358
Deferred tax assets	1,809	3,422
Amounts due from related parties– long-term portion	16,864	25,033
Long term prepaid expenses	—	16,781
Other non-current assets	735	28,271
TOTAL ASSETS	$7,594,096	$7,426,866

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable	81,875	92,879
Notes payable	20,687	—
Advances from customers – short-term portion	121,992	148,984
Payables for purchases of property, plant and equipment	230,440	421,024
Accrued expenses and other current liabilities	51,497	73,082
Amounts due to related parties – short-term portion	8,417	10,656
Income tax payable	221,634	89,804
Total current liabilities	736,542	836,429
Advances from customers – long-term portion	153,176	113,857
Deferred government subsidies	19,232	18,146
Deferred tax liabilities	80,540	10,150
Total liabilities	989,490	978,582

Commitments and contingencies (Note 13)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS (Continued)

DECEMBER 31, 2022 AND 2023

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2022	2023
Shareholders’ Equity:
Ordinary shares
$0.0001 par value 500,000,000 shares authorized as of December 31, 2022 and 2023; 405,620,792 shares issued and 391,023,327 shares outstanding as of December 31, 2022; 415,330,312 shares issued and 328,513,282 shares outstanding as of December 31, 2023	40	41
Additional paid-in capital	2,211,203	2,340,084
Retained earnings	2,898,843	3,328,388
Accumulated other comprehensive loss	(176,032)	(293,997)
Treasury shares, at cost (14,597,465 shares as of December 31, 2022; 86,817,030 shares as of December 31, 2023)	(126,678)	(612,609)
Total Daqo New Energy Corp. shareholders’ equity	4,807,376	4,761,907
Non-controlling interest	1,797,230	1,686,377
Total shareholders’ equity	6,604,606	6,448,284
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,594,096	$7,426,866

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2021	2022	2023
Revenues	1,678,793	4,608,350	2,307,695
Cost of revenues	(581,585)	(1,200,428)	(1,387,045)
Gross profit	1,097,208	3,407,922	920,650
Operating (expenses) income:
Selling, general and administrative expenses	(39,904)	(354,074)	(213,241)
Research and development expenses	(6,495)	(10,041)	(10,116)
Other operating income (expense), net	609	(3,181)	86,137
Total operating expenses, net	(45,790)	(367,296)	(137,220)
Income from operations	1,051,418	3,040,626	783,430
Interest (expense) income, net	(20,482)	14,473	52,302
Exchange gain (loss)	—	680	(17,367)
Investment income, net	4,012	1,110	109
Income before income taxes	1,034,948	3,056,889	818,474
Income tax expense	(170,101)	(577,247)	(165,588)
Net income	864,847	2,479,642	652,886
Net income attributable to non-controlling interest	115,923	659,841	223,341
Net income attributable to Daqo New Energy Corp. ordinary shareholders	748,924	1,819,801	429,545

Net earnings per ordinary share
Basic—ordinary shares	$2.03	$4.80	$1.15
Diluted—ordinary shares	$1.95	$4.67	$1.15
Ordinary shares used in calculating earnings per ordinary share
Basic—ordinary shares	369,341,105	379,365,310	373,586,004
Diluted—ordinary shares	383,766,406	386,459,841	374,817,676

Note: “0” in above table means less than 1,000 U.S. dollars.

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2021	2022	2023
Net income	$864,847	$2,479,642	$652,886
Other comprehensive income:
Foreign currency translation adjustments, net of tax of nil	55,045	(325,930)	(163,568)
Total other comprehensive income (loss)	55,045	(325,930)	(163,568)
Comprehensive income	919,892	2,153,712	489,318
Comprehensive income attributable to non-controlling interest	125,808	586,711	179,284
Comprehensive income attributable to Daqo New Energy Corp. shareholders	$794,084	$1,567,001	$310,034

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, except share and per share data)

							Accumulated
					Additional		other
	Ordinary shares		Treasury shares		paid-in	Retained	comprehensive	Non-controlling
	Number of shares	$	Number of shares	$	capital	earnings	income (loss)	interest	Total

Balance at January 1, 2021	365,235,402	$37	4,643,150	$(1,749)	$412,450	$330,118	$26,267	$31,792	$798,915

Net income	—	—	—	—	—	748,924	—	115,923	864,847
Other comprehensive income	—	—	—	—	—	—	45,160	9,885	55,045
Subsidiary’s offering of its equity interests (see Note 9)	—	—	—	—	594,301	—	(3,654)	344,271	934,918
Share-based compensation	—	—	—	—	10,077	—	—	—	10,077
Options exercised	47,000	—	—	—	28	—	—	—	28
Restricted shares vested	7,252,250	1	—	—	(1)	—	—	—	—
Balance at December 31, 2021	372,534,652	$38	4,643,150	$(1,749)	1,016,855	$1,079,042	$67,773	$501,871	$2,663,830

Net income	—	—	—	—	—	1,819,801	—	659,841	2,479,642
Other comprehensive income	—	—	—	—	—	—	(252,800)	(73,130)	(325,930)
Share-based compensation	—	—	—	—	314,973	—	—	—	314,973
Options exercised	1,672,350	—	—	—	995	—	—	—	995
Restricted shares vested	26,770,640	2	—	—	(2)	—	—	—	—
Repurchase stock	(9,954,315)	—	9,954,315	(124,929)	—	—	—	—	(124,929)
Subsidiary’s dividend payment	—	—	—	—	—	—	—	(33,762)	(33,762)
Acquisition of non-controlling interests	—	—	—	—	(386)	—	44	(435)	(777)
Subsidiary’s follow-on offering of its equity interests (see Note 9)	—	—	—	—	878,768	—	8,951	742,845	1,630,564
Balance at December 31, 2022	391,023,327	40	14,597,465	(126,678)	2,211,203	2,898,843	(176,032)	1,797,230	6,604,606

Net income	—	—	—	—	—	429,545	—	223,341	652,886
Other comprehensive income	—	—	—	—	—	—	(119,511)	(44,057)	(163,568)
Share-based compensation	—	—	—	—	149,758	—	—	—	149,758
Options exercised	7,500	—	—	—	4	—	—	—	4
Restricted shares vested	9,702,020	1	—	—	(1)	—	—	—	—
Repurchase stock	(72,219,565)	—	72,219,565	(485,931)	—	—	—	—	(485,931)
Subsidiary’s dividend payment	—	—	—	—	—	—	—	(303,658)	(303,658)
Repurchase of shares by subsidiary	—	—	—	—	(26,281)	—	(3)	(9,920)	(36,204)
Exercise of subsidiary’s stock options (see Note 9)	—	—	—	—	5,401	—	1,549	23,441	30,391
Balance at December 31, 2023	328,513,282	41	86,817,030	(612,609)	2,340,084	3,328,388	(293,997)	1,686,377	6,448,284

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2021	2022	2023
Operating activities:
Net income	$864,847	$2,479,642	$652,886
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	10,077	307,447	141,918
Depreciation of property, plant and equipment	77,366	107,097	148,889
Prepaid land use rights	821	1,220	2,368
Loss on disposal of property plant and equipment	2,749	8,904	4,379
Inventory write-down	—	—	4,519
Fair value change of short-term investments	(2,407)	(1,110)	(110)
Others	4,378	8,407	3,396
Changes in operating assets and liabilities:
Notes receivable	(360,259)	(816,238)	987,481
Prepaid expenses and other current assets	(31,556)	(14,923)	(136,182)
Advances to suppliers	4,755	2,341	(13,543)
Inventories	(280,187)	138,258	(13,079)
Amounts due from related parties	118	(4)	(88)
Other non-current assets	62	—	(900)
Accounts payable	61,067	6,999	13,365
Notes payable	(26,068)	—	—
Accrued expenses and other current liabilities	9,727	14,241	24,874
Income tax payable	47,451	160,058	(126,117)
Advances from customers	243,695	(3,616)	(7,338)
Amounts due to related parties	25	(124)	(50)
Deferred government subsidies	(562)	(1,005)	(547)
Lease liability	(83)	—	—
Deferred taxes	12,973	65,058	(70,079)
Net cash provided by operating activities	638,989	2,462,652	1,616,042

Investing activities:
Purchases of property, plant and equipment	(498,505)	(1,205,330)	(1,110,738)
Purchases of land use rights	(9,755)	(45,188)	(76,102)
Proceeds from disposal of land use rights	—	—	3,955
Purchase of short-term investments	(501,441)	(46,192)	—
Redemption of short-term investments	227,807	298,294	13,701
Purchase of long-term deposit	—	—	(26,771)
Net cash used in investing activities	(781,894)	(998,416)	(1,195,955)

Financing activities:
Proceeds from related parties loans	13,213	—	—
Repayment of related parties loans	(18,133)	—	—
Proceeds from bank borrowings	48,822	178,752	140,000
Repayment of bank borrowings	(244,776)	(178,752)	(140,000)
Proceeds from options exercised	2,139	995	4
Acquisition of minority interest of a subsidiary	—	(776)	—
Proceeds from subsidiary’s public offering of ordinary shares, net of issuance costs paid of $59 million	934,960	—	—
Payments for repurchase of common shares	—	(124,929)	(485,931)
Proceeds from subsidiary’s follow-on offering of its equity interests, net of issuance costs paid of $9.4 million	—	1,630,563	—
Subsidiary’s dividend payment	—	(33,762)	(303,658)
Payments for repurchase of shares by subsidiary	—	—	(36,204)
Proceeds from exercise of subsidiary’s stock options	—	—	30,391
Net cash provided by (used in) financing activities	736,225	1,472,091	(795,398)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	12,242	(139,942)	(97,084)
Net increase (decrease) in cash, cash equivalents and restricted cash	605,562	2,796,385	(472,395)
Cash, cash equivalents and restricted cash at the beginning of the year	118,404	723,966	3,520,351
Cash, cash equivalents and restricted cash at the end of the year	$723,966	$3,520,351	$3,047,956

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, except share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statements of cash flows.

	Year ended December 31,
	2021	2022	2023
Cash and cash equivalents	$723,775	$3,499,488	$3,038,827
Restricted cash	$191	$20,863	$9,129
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	$723,966	$3,520,351	$3,047,956

	Year ended December 31,
	2021	2022	2023
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	$21,158	$7,926	$4,719
Income taxes paid	$108,099	$350,583	$289,529
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in payables	$142,937	$251,127	$421,024
Purchase of property, plant and equipment included in amounts due to related parties – short-term portion	$5,979	$4,082	$6,492

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Daqo New Energy Corp. (the “Company”) and its subsidiaries are collectively referred to as the Group, which is a manufacturer of high-purity polysilicon for the global solar PV industry. The Company was founded in 2007. The Group manufactures and sells high-purity polysilicon to photovoltaic product manufactures.

The Company’s major operational subsidiary Xinjiang Daqo completed the initial public offering (“IPO”) on the Shanghai Stock Exchange’s Sci-Tech Innovation Board on July 22, 2021, and raised net proceeds of approximately $935.0 million, to fund its business operations. Following the IPO, the Company holds approximately a total ownership of 80.7% of Xinjiang Daqo, directly and indirectly.

In June 2022, Xinjiang Daqo, received the total gross proceeds of approximately RMB11 billion (an equivalence of $1,640 million) from its private offering on the Shanghai Stock Exchange. Upon completion of the private offering, the Company beneficially owns approximately 72.68% of Xinjiang Daqo. Proceeds from the offering were primarily used for Phase 5A polysilicon project with capacity of 100,000 metric tons (“MT”) in Inner Mongolia in China.

As of December 31, 2023, The Company’s principal subsidiaries are as follows:

		Date and Jurisdiction of	Equity interest
Name of subsidiaries	Principal Business Activities	Establishment	attributable to the Group
Xinjiang Daqo	Manufacturing of polysilicon	February 2011	72.68%
Inner Mongolia Daqo New Energy	Manufacturing of polysilicon	October 2021	72.68%

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

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Areas where management uses subjective judgment include, but not limited to, fair value measurement of short - term investments, net realizable value for inventory, useful lives and residual values of long-lived assets, valuation allowances for deferred tax assets and grant-date fair value of share-based award. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(d) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and notes receivable.

As of December 31, 2022 and 2023, all of the Group’s cash, cash equivalents, restricted cash and short-term investments were held by major financial institutions in the PRC and international institutions outside of the PRC which management believes are of high credit ratings and no significant credit risk exists for these accounts. The Group’s notes receivable mainly comprises bank acceptance notes issued by banks which management believes are of high credit ratings and no significant credit risk exists for this account.

(e) Cash, cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash of $20.9 million and $9.1 million as of December 31, 2022 and 2023, respectively, are bank deposits restricted to withdrawal or use under the terms of certain contractual agreements. The Company determines current or non - current classification of restricted cash based on the expected duration of the restriction.

(f) Notes receivable

As of December 31, 2022 and 2023, notes receivable represents bank acceptance drafts that are non-interest bearing and due within three to twelve months. During the year ended December 31, 2022 and 2023, bank’s acceptance notes were used to collect payments or settle payables based on an administrative convenience, given these notes are readily convertible to known amounts of cash. In accordance with the procurement agreements, whether to use cash or bank acceptance notes to settle the payables is at the Group’s discretion, and this selection does not impact the agreed contractual purchase prices. The Group accounts for the transfer of bank acceptance notes, including endorsing bank acceptance notes to suppliers and discounting the notes to other banks, as a sale of financial instrument, and derecognizes the notes receivables accordingly. The Group is not directly involved in the cash exchange based on convenience; therefore the Group still reports corresponding constructive receipts and disbursements as cash flows from operating activities on the consolidated statements of cash flows.

(g) Short-term investments

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(h) Allowance for credit losses

After the adoption of ASU 2016-13 Financial instruments- credit losses on January 1, 2020, the Group applied a current expected credit losses (“CECL”) model for financial instruments measured at amortized cost, including notes receivable, amount due from related parties and other receivable. The Group establishes CECL for pools of assets with similar risk characteristics by evaluating aging trends. According to historical levels of credit losses and current economic conditions, no allowance for credit losses was provided on the aforementioned financial instruments outstanding as of December 31, 2022 and 2023.

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

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the costs of such assets. The Group capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. Interest expense capitalized was nil for the years ended December 31, 2021, 2022 and 2023, respectively.

(j) Inventories

Inventories are stated at lower of cost or net realizable value. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess inventories to the estimated net realizable value based on historical and forecasted demand. Estimated net realizable value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. The write-down to inventories was nil, nil and $4.5 million for the years ended December 31, 2021, 2022 and 2023.

(k) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The purchase price of land use right represents the operating lease prepayments for the rights to use the land in the PRC under ASC 842 and is amortized over the remaining lease term. The Group recorded lease expenses of $0.8 million, $1.2 million and $2.4 million, for the years ended December 31, 2021, 2022 and 2023, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

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

The Group did not recognize any impairment losses for the years ended December 31, 2021, 2022 and 2023.

(m) Lease

The Group adopted ASC 842, Lease on January 1, 2019. As of December 31, 2022 and 2023, the Group only has lease for its corporate and administrative office located in Shanghai. At the commencement of the lease, management determines its classification as an operating lease. The Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use.

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

(n) Revenue recognition

The Group recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers.

The Group recognizes sales of polysilicon at a point in time following the transfer of control of its products to the customers according to the terms of the underlying contracts. For domestic sales, the transfer of control occurs upon delivery. For export sales, the transfer of control occurs upon completion of customs clearance or delivery of goods to the designated carrier. The Group’s standalone selling prices are based on the prices charged to customers for the single performance obligation which is the sale of polysilicon. The following table presents the amounts for domestic sales and export sales:

	Year ended December 31,
	2021	2022	2023
Domestic sales	$1,678,793	$4,608,350	$2,279,756
Export sales	—	—	27,939
Total	1,678,793	4,608,350	2,307,695

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Variable consideration that could affect the Group’s reported revenues is sales returns, which is recorded as a reduction of revenues. Return rights of defective products are typically contractually limited within a period ranging from 3 to 30 days upon acceptance. Product returns were not material during the years ended December 31, 2021, 2022 and 2023. No warranties, incentives, or rebates arrangements has been offered to the customers.

For all of the sales arrangements, the Group requires advanced payments prior to shipments. Advances from customers are to secure polysilicon supply, which are applied against future purchases and deducted according to the agreed proportion. Contract liabilities represent the obligations to transfer polysilicon for which the Group has received considerations from customers. The Group refers to contract liabilities as “advances from customers” on the consolidated financial statements and the related disclosures. The balance of advances from customers inclusive of the short-term and long-term portion was $275.2 million and $262.8 million as of December 31, 2022 and 2023, respectively. Revenue recognized from the beginning advances from customers balance as of January 1, 2022 and January 1, 2023 during the years ended December 31, 2022 and 2023 was $203.0 million and $122.0 million, respectively. The ending balance of advances from customers was $149.0 million as of December 31, 2023, expected to be recognized in revenue within one year.

The Group receives long-term advance payments from some customers according to the contracts. The Group considers these contracts contain significant financing component due to the length of time between the customers’ payment and the transfer of control of the goods. When a significant financing component has been identified, the transaction price for these contracts is discounted, using the rate that would be reflected in a separate financing transaction at contract inception.

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

(p) Shipping and handling

Costs to ship products to customers are recorded as selling, general and administrative expenses in the consolidated statements of operations, which amounted to $8.3 million, $15.9 million and $14.3 million, for the years ended December 31, 2021, 2022 and 2023, respectively.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(r) Government subsidies

The Group receives unrestricted cash subsidies from local government agencies. The government agencies, at their discretion, determine the amount of the subsidies with reference to fixed assets and land use right payments, value-added tax and income taxes paid, bank loan interest expenses paid or electricity consumed by the Group. The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received for the years ended December 31, 2021, 2022 and 2023 were $1.1 million, $3.2 million and $85.5 million respectively. Government subsidies related to funding purchase of fixed assets are recorded as long term liabilities and amortized on a straight-line basis over the useful life of the associated asset in other operating income, net. Government grants related to fixed assets received were nil for the years ended December 31, 2021, 2022 and 2023.

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

In September 2022, Xinjiang Daqo adopted its 2022 Restricted Stock Incentive Plan (“2022 PRC Incentive Plan”) and granted stock options of Xinjiang Daqo to its directors, senior executives and other personnel deemed necessary by the board of directors of Xinjiang Daqo to purchase Xinjiang Daqo’s shares. The fair value of such stock options is determined using Black-Scholes option-pricing model based on the estimated fair value of the ordinary share of Xinjiang Daqo on the grant date.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

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

For the years ended December 31, 2021, 2022 and 2023, the Group recognized share-based compensation cost of $10.1 million, $315.0 million and $149.8 million, respectively. The following table presents the amounts recognized as expenses in the statements of operations and the amounts capitalized as part of an asset on balance sheets:

	Year ended December 31,
	2021	2022	2023
Selling, general and administrative expenses	$8,389	$299,346	$121,115
Cost of revenues	1,586	7,739	20,307
Research and development expenses	102	362	496
Property, plant and equipment, net	—	5,383	7,840
Inventories	—	2,143	—
Total	$10,077	$314,973	$149,758

(u) Earnings (loss) per ordinary share

Basic earnings (loss) per ordinary share is computed by dividing the net income attributable to ordinary shares holders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings (loss) per ordinary share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents are excluded from the computation of the diluted earnings per share in years when their effect would be anti - dilutive. Diluted earnings per share is computed using the treasury stock method.

When the Group has an NCI in a consolidated subsidiary, the Group calculates basic and diluted EPS at the subsidiary level to determine income from continuing operations and net income attributable to the parent in the calculation of basic and diluted EPS of the consolidated group.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash, cash equivalents, restricted cash and short-term investment denominated in RMB amounted to $3,531.9 million and $2,829.1 million as of December 31, 2022 and 2023, respectively.

(w) Comprehensive (loss) income

Comprehensive (loss) income includes all changes in equity except those resulting from investments by owners and distributions to owners, and included net income and foreign currency translation adjustments. As of December 31, 2021, 2022 and 2023, accumulated other comprehensive (loss) income was comprised entirely of foreign currency translation adjustments, net of tax.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

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

(z) Treasury shares

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

3. INVENTORIES

Inventories consist of the following:

	December 31,
	2022	2023
Raw materials	$59,780	$112,462
Work-in-process	12,531	19,483
Finished goods	97,206	41,326
Total	$169,517	$173,271

Inventory write-down was nil, nil and $4.5 million for the years ended December 31, 2021, 2022 and 2023.

4. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2022	2023
Buildings and plant	$555,712	$906,293
Machinery and equipment	1,094,834	2,020,209
Furniture, fixtures and equipment	79,593	124,283
Motor vehicles	2,140	3,219
Less: Accumulated depreciation	405,412	535,159
Property, plant and equipment, net	$1,326,867	$2,518,845
Construction in process	1,278,328	1,107,578
Total	$2,605,195	$3,626,423

Depreciation expense was $77.4 million, $107.1 million and $148.9 million for the years ended December 31, 2021, 2022 and 2023, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

5. ADVANCES FROM CUSTOMERS

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group’s revenue recognition policy.

Advances from customers consist of the following and is analyzed as long-term and short-term portion respectively:

	December 31,
	2022	2023
Customer A	*	33,727
Customer D	76,393	64,973
Customer E	35,040	*
Customer F	37,331	43,918
Others	126,404	120,223
Total	$275,168	$262,841
Less: Advances from customers – short-term portion	$121,992	$148,984
Advances from customers – long-term portion	$153,176	$113,857

*Represents less than 10%

6. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

Short-term investments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition. There was no short - term investment outstanding as of December 31, 2023.

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

Nonrecurring Fair Value Measurements

The Group measures long-lived assets at fair value on a nonrecurring basis only if an impairment is recognized in the current period. There is no impairment losses recorded on its long-lived assets for the years ended December 31, 2021, 2022 and 2023.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

7. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During the years ended December 31, 2021, 2022 and 2023, the Group recognized expenses relating to its contribution to the government sponsored defined contribution plans of $5.7 million, $10.0 million and $16.4 million, respectively.

(b) Statutory Reserves and Restricted Assets

PRC entities are required under PRC laws to distribute its after-tax profits of the current year and draw 10 percent of the profits as the company’s statutory common reserve. The Company may stop drawing the profits if the aggregate balance of the common reserves has already accounted for over 50 percent of the company’s registered capital. The common reserves shall be used for making up losses, expanding the production and business scale or increasing the registered capital of the company. As of December 31, 2021, 2022 and 2023, the Group’s aggregate balance of the statutory common reserves was $149.5 million, $171.7 million and $171.7 million, respectively.

In accordance with relevant PRC laws and regulations, the Group’s PRC subsidiaries are prohibited to make distribution of their registered capital, statutory reserves, the proceeds received from the IPO and the follow - on offering in STAR market in the form of cash dividends, loans or advances and the related restricted portion amounted to $3,193.9 million as of December 31, 2023.

8. INCOME TAXES

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

Xinjiang Daqo is a foreign-invested enterprise established on February 22, 2011 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. Inner Mongolia Daqo New Energy is a subsidiary of Xinjiang Daqo established on October 25, 2021 located in Baotou in Inner Mongolia Autonomous Region. According to Announcement [2020] No.23 of the Ministry of Finance, State Taxation Administration and National Development and Reform Commission, Xinjiang Daqo and Inner Mongolia Daqo New Energy were established in western China and meets certain requirements under the announcement and therefore is entitled to a preferential tax rate of 15% until December 31, 2030. During the years ended December 31, 2022 and 2023, Xinjiang Daqo and Inner Mongolia Daqo New Energy were entitled to a preferential tax rate of 15%. Other PRC subsidiaries are subject to statutory rate of 25%.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. In accordance with applicable accounting principles of ASC 740-30, a deferred tax liability shall be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis of an investment in a foreign subsidiary, except for the indefinite reinvestment exception. Before Xinjiang Daqo’s initial public offering in China in 2021, the Company determined that the undistributed earnings of Xinjiang Daqo had been and would be indefinitely reinvested, and no deferred tax liability was recognized on the undistributed earnings of Xinjiang Daqo. Upon the completion of Xinjiang Daqo’s IPO in 2021, Xinjiang Daqo’s dividends distribution policy was changed to be that, its accumulated dividends distributed in cash in the recent three years shall not be less than 30% of its average annual distributable profits in the past three years, to be in compliance with the PRC listing rules. That means, no less than 10% of its annual attributable profit shall be distributed during the three years since 2021. The Company recorded liabilities for withholding income tax based on an estimate that 20.18%, 40.24% and 15.50% of distributable profit from Xinjiang Daqo and its subsidiaries (“PRC listed group”) for the years ended December 31, 2021, 2022, and 2023 would be distributed (refer to Note 16), and the remaining distributable profit will be indefinitely reinvested in the PRC. The deferred tax liability on withholding taxes was $9.0 million as of December 31, 2023.

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended for five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2023 the Group’s PRC subsidiaries were subject to examination of the PRC tax authorities. The Company classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in the years ended December 31, 2021, 2022 and 2023, respectively.

Income before income taxes from the PRC was $1,046.2 million, $3,352.2 million and $974.3 million for the years ended December 31, 2021, 2022 and 2023, respectively. Loss before income taxes from outside the PRC was $11.3 million, $295.3 million and $155.8 million for the years ended December 31, 2021, 2022 and 2023, respectively.

Income tax expenses comprise:

	Year ended December 31,
	2021	2022	2023
Current tax expenses	$156,894	$500,743	$157,701
Deferred tax expenses	13,207	76,504	7,887
Total	$170,101	$577,247	$165,588

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The principal components of deferred income tax assets and liabilities are as follows:

	December 31,
	2022	2023
Deferred tax assets:
Long-lived assets depreciation	$2,068	$3,540
Inventory write - down	—	76
Share-based compensation	1,781	—
Donation expenses	66	66
Net operating loss carried forward	1,690	2,940
Sub-total	$5,605	$6,622
Valuation Allowance	(1,060)	(1,238)
Total deferred tax assets	$4,545	$5,384

Deferred tax liabilities:
Long-lived assets depreciation	$(2,736)	$(2,522)
Difference in basis of buildings	(595)	(570)
Dividend withholding tax	(79,945)	(9,020)
Total deferred tax liabilities	$(83,276)	$(12,112)
Deferred tax assets, net	1,809	3,422
Deferred tax liabilities, net	$(80,540)	$(10,150)

The changes of valuation allowance from continuing operation are as follows:

	Year ended December 31,
	2021	2022	2023
Beginning balance	$709	$816	1,060
Addition	87	316	209
Foreign exchange effect	20	(72)	(31)
Ending Balance	$816	$1,060	1,238

The Group uses the asset and liability method to record related deferred tax assets and liabilities. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group provided a full valuation allowance for the deferred tax assets relating to its PRC subsidiaries from continuing operation other than Xinjiang Daqo and Inner Mongolia Daqo New Energy as of December 31, 2021, 2022 and 2023 in the amount of $0.8 million, $1.1 million and $1.2 million, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. The Group also provided a full valuation allowance for the deferred tax assets relating to Chongqing Daqo’s historical operation amounted to $20.5 million, $19.2 million and $18.7 million as of December 31, 2021, 2022 and 2023, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The effective income tax rate from continuing operation is different from the expected PRC statutory rate as a result of the following items:

	Year ended December 31,
	2021	2022	2023
PRC Enterprise Income Tax	25%	25%	25%
Preferential income tax rate of subsidiaries	(10)%	(10)%	(11)%
Different tax rate in other jurisdictions	—%	1%	5%
Dividend withholding tax	1%	3%	1%
Effective tax rate	16%	19%	20%

Xinjiang Daqo and Inner Mongolia Daqo New Energy enjoy the preferential tax rate of 15% until December 31, 2030 if the requirements of Western (Region) Development Enterprise are satisfied. The impact of the preferential tax rates decreased income taxes by $104.3 million, $300.4 million and $92.0 million for the years of 2021, 2022 and 2023, respectively. The benefit on net income per share was $0.28, $0.77 and $0.28 for the years of 2021, 2022 and 2023, respectively.

9. NON-CONTROLLING INTERESTS

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

In June 2022, Xinjiang Daqo completed its follow-on private offering in China. The offering raised net proceeds of $1.63 billion, of which, $742.8 million was recorded in the non-controlling interest and $878.8 million was recorded in the additional paid in capital. Following the private offering, the Company holds approximately a total ownership of 72.68% of Xinjiang Daqo, directly and indirectly. The non-controlling interests’ ownership of the subsidiary changed to 27.32% due to the private offering.

In September 2023, the non-controlling interests’ ownership of Xinjiang Daqo changed to 27.53% due to the exercise of 7,541,500 PRC stock options (Note 10) by its employees. As of December 31, 2023, Xinjiang Daqo has repurchased 7,555,655 shares for a total of RMB 259.9 million under its share repurchase program. The non-controlling interests’ ownership of Xinjiang Daqo declined to 27.32% due to the repurchase.

The following schedule shows the effects of changes in the Company’s ownership interest in less than wholly owned subsidiaries on equity attributable to Daqo New Energy Corp. shareholders:

	Year ended December 31,
	2021	2022	2023
Net income attributable to Daqo New Energy Corp. shareholders	$748,924	$1,819,801	$429,545
Transfers from the non-controlling interests:
Decrease in the Company’s paid-in capital from acquisition of non-controlling interest	—	(386)	—
Increase in the Company’s paid-in capital from subsidiary’s offering of its equity interests to third parties (including exercise of stock options)	594,301	878,768	5,401
Decrease in the Company’s paid-in capital from repurchase of shares by subsidiary	—	—	(26,281)
Net transfers from (to) non-controlling interests	594,301	878,382	(20,880)
Change from net income attributable to Daqo New Energy Corp. shareholders and transfers from (to) non-controlling interests	1,343,225	2,698,183	408,665

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

10. SHARE BASED COMPENSATION

(a)Options

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

In September 2022, the Company’s shareholders adopted the 2022 share incentive plan. The Company’s shareholders have authorized the issuance of up to 37,253,465 ordinary shares underlying all restricted shares and RSUs granted to a participant under the plan, or the awards.

The Company granted share options to certain officers, directors and employees in 2015, and didn’t grant any during the years ended December 31, 2021, 2022 and 2023.

The Company utilized the Binomial option pricing model to evaluate the fair value of the stock options with reference to the closing price of the Company on the measurement dates.

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2023 is as follows:

		Weighted	Weighted	Weighted
		Average	Average	Average	Aggregate
	Number of	Exercise	Remaining	Grant Date	Intrinsic
	Options	Price	Contract Life	Fair Value	Value
Options outstanding on January 1, 2023	103,067	0.59	2.08	0.58	735
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—
Exercised	(7,500)	0.59	—	0.59	35
Options outstanding on December 31, 2023	95,567	0.59	1.08	0.59	452
Options exercisable on December 31, 2023	95,567	0.59	1.08	0.59	452

Note: All the Company’s options have been vested as of December 31, 2023.

The share-based compensation expense related to stock options were nil for the years ended December 31, 2021, 2022 and 2023, respectively. The total intrinsic value of options exercised during the years ended December 31, 2021, 2022, and 2023, was $0.7 million, $19.4 million, and $0.1 million, respectively.

(b)Non-vested Restricted-Share-Units

The Company granted non-vested RSUs to certain directors, executive officers and employees in 2017, 2018 and 2022. The Company recorded compensation expenses based on the fair value of RSUs on the grant dates over the requisite service period of award using the straight-line vesting attribution method.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

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

A summary of the non-vested RSU activity in 2023 is as follows:

		Weighted
		Average
	Number of	Grant Date
	RSUs	Fair Value
Non-vested RSUs on January 1, 2023	20,758,177	11.86
Granted	—	—
Vested	(9,702,020)	9.45
Forfeited	(389,255)	9.23
Non-vested RSUs on December 31, 2023	10,666,902	14.13

The share-based compensation expense related to RSUs of $10.1 million, $294.8 million and $112.5 million were recognized by the Group for the years ended December 31, 2021, 2022 and 2023. The total fair value of RSUs vested during the years ended December 31, 2021, 2022, and 2023, was $10.1 million, $294.8 million, and $91.7 million, respectively.

As of December 31, 2023, there was $130.2million in total unrecognized compensation cost related to non-vested RSUs, which is expected to be recognized over a weighted-average period of 1.71 years.

(c)Subsidiary’s Share Incentive Plan

In September 2022, Xinjiang Daqo adopted its 2022 Restricted Stock Incentive Plan (2022 PRC Incentive Plan). Under the 2022 PRC Incentive Plan, Xinjiang Daqo may grant stock options of Xinjiang Daqo (2022 PRC stock options) to its directors, senior executives and other personnel deemed necessary by the board of directors of Xinjiang Daqo to purchase Xinjiang Daqo’s common stock at the agreed price after meeting the vesting conditions. The total number of stock options granted is 23,660,000 shares, which will vest over four years starting from the first date of the 13rd month since the grant date at a rate of 40%, 30% and 30% upon the second, third and fourth anniversary of the grant date. The vesting is subject to both the operational performance of Xinjiang Daqo and the grantees’ personal performance. The Company concluded that the achievement of the performance targets over the next three vesting periods is probable at the initial grant date in September 2022.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The Company recorded stock-based compensation expense for 2022 PRC stock options based on the estimated fair value of those stock options on the date of the grant using the Black-Scholes option-pricing model.

A summary of the aggregate 2022 PRC stock options activity in 2023 and information regarding those stock options outstanding as of December 31, 2023 is as follows:

		Weighted	Weighted	Weighted
	Number of	Average	Average	Average	Aggregate
	2022 PRC	Exercise	Remaining	Grant Date	Intrinsic
	stock options	Price	Contract Life	Fair Value	Value
2022 PRC stock options outstanding on January 1, 2023	23,560,000	4.76	2.59	3.94	50,143
Granted	—	—	—	—	—
Forfeited	(3,086,000)	4.28	—	3.94	—
Expired	(986,500)	4.18	—	3.94	—
Exercised	(7,541,500)	4.18	—	3.94	176
2022 PRC stock options outstanding on December 31, 2023	11,946,000	4.18	1.59	3.94	564
2022 PRC stock options exercisable on December 31, 2023	11,946,000	4.18	1.59	3.94	564

The share-based compensation expense related to 2022 PRC stock options of nil, $20.1 million and $37.3 million were recognized by the Group for the years ended December 31, 2021, 2022 and 2023.

As of December 31, 2023, there was $18.4 million in total unrecognized compensation cost related to non-vested 2022 PRC stock options, which is expected to be recognized over a weighted-average period of 1.59 years.

The assumptions in the Black-Scholes option-pricing models used to determine the fair value of 2022 PRC stock options granted during the years ended December 31, 2022 were as follows:

Year Ended December 31, 2022
Expected term (months)	24, 36, and 48 months from the date of grant
Expected dividends	0.96%
Expected volatility	51.86%-54.00%
Risk-free interest rate	1.76%-2.18%
Fair value of common stock	$8.15
Weighted average exercise price	$4.18

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

11. RELATED PARTY TRANSACTIONS AND BALANCES

(a)The relationships between the Group and major related parties are as follows:

Name of the related party	Relationship
Daqo Group Co., Ltd. (“Daqo Group”)	Daqo Group and the Group are controlled by same group of shareholders
Daqo Solar Co. Ltd (“Daqo Solar”)	An affiliated company controlled by Daqo Group
Daqo New Material Co., Ltd. (“Daqo New Material”)	An affiliated company controlled by Daqo Group
Chongqing Daqo Tailai Electric Co., Ltd. (“Chongqing Daqo Tailai”)	An affiliated company controlled by Daqo Group
Nanjing Daqo Transformer Systems Co., Ltd. (“Nanjing Daqo Transformer”)	An affiliated company controlled by Daqo Group
Jiangsu Daqo Changjiang Electric Co., Ltd. (“Jiangsu Daqo”)	An affiliated company controlled by Daqo Group
Nanjing Daqo Electric Co., Ltd. (“Nanjing Daqo Electric”)	An affiliated company controlled by Daqo Group
Zhenjiang Electric Equipment Co., Ltd. (“Zhenjiang Electric”)	An affiliated company controlled by Daqo Group
Zhenjiang Moeller Electric Appliance Co., Ltd.(“Zhenjiang Moeller”)	An affiliated company controlled by Daqo Group
Zhenjiang Daqo Intelligent Electric Co., Ltd (“Zhenjiang Daqo Intelligent”)	An affiliated company controlled by Daqo Group
Nanjiang Daqo Electric Institute Co.,Ltd.(“Electric Institute”)	An affiliated company controlled by Daqo Group
Nanjing Daqo Automation Technology Co.,Ltd.(“Nanjing Daqo Automation”)	An affiliated company controlled by Daqo Group

(b)Related party balances:

The balances due from related parties– short term portion are as follows:

	December 31,
	2022	2023
Amounts due from related parties-short term
Nanjing Daqo Transformer	$14	$32
Others	4	2
Total	$18	$34

The balances due from related parties– long-term portion are as follows:

	December 31,
	2022	2023
Amounts due from related parties-long term
Chongqing Daqo Tailai	$9,588	$14,696
Nanjing Daqo Electric	2,739	2,085
Zhenjiang Moeller	1,181	990
Zhenjiang Daqo Intelligent	793	62
Jiangsu Daqo	—	6,500
Others	2,563	700
Total	$16,864	$25,033

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The balances due to related parties – short-term portion are as follows:

	December 31,
	2022	2023
Amounts due to related parties – short term portion
Nanjing Daqo Transformer	$3,429	$265
Chongqing Daqo Tailai	80	—
Daqo New Material	4,161	4,044
Nanjing Daqo Electric	—	3,485
Jiangsu Daqo	4	4
Zhenjiang Electric	613	2,575
Others	130	283
Total	$8,417	$10,656

(c)Related party transactions:

The material transactions with the Group’s related parties were as follows:

		Year Ended December 31,
Name of Related parties	Transaction Nature	2021	2022	2023
Daqo Group	Repayment of interest free loans	$4,650	$—	$—
Zhenjiang Daqo Intelligent	Purchase-Fixed assets	—	6,271	4,991
Daqo Solar	Proceeds from interest free loans	13,213	—	—
	Repayment of interest free loans	13,483	—	—
Nanjing Daqo Transformer	Purchase-fixed assets	12,913	29,874	23,760
	Purchase-raw material	—	39	47
Chongqing Daqo Tailai	Purchase-fixed assets	17,812	22,511	28,252
Jiangsu Daqo	Purchase-fixed assets	5,299	—	—
Nanjing Daqo Electric	Purchase-fixed assets	8,553	8,209	12,526
Zhenjiang Electric	Purchase-fixed assets	—	—	1,505
	Purchase-raw material	1,967	4,241	5,017
Electric Institute	Purchase-fixed assets	—	593	7,107
Nanjing Daqo Automation	Purchase-fixed assets	2,440	—	2,210
Zhenjiang Moeller	Purchase-fixed assets	—	9,331	8,755
Total	Purchase-fixed assets	$47,017	$76,789	$89,106
	Purchase-raw material	$1,967	$4,280	$5,064
	Proceeds from related parties loans	$13,213	$—	$—
	Repayment of related parties loans	$18,133	$—	$—

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

12. EARNINGS PER SHARE

The calculation of earnings per share is as follows:

	Year ended December 31,
	2021	2022	2023
Numerator used in basic and diluted earnings per share:
Net income attributable to Daqo New Energy Corp. ordinary shareholders—basic	$748,924	$1,819,801	$429,545
Diluted earnings from the subsidiary	—	(15,432)	(237)
Net income attributable to Daqo New Energy Corp. ordinary shareholders—diluted	$748,924	$1,804,369	$429,308
Denominator used in diluted earnings per share:
Weighted average number of ordinary shares outstanding used in computing earnings per share-basic	369,341,105	379,365,310	373,586,004
Plus: Dilutive effects of share options	1,735,798	885,140	88,479
Dilutive effects of RSUs	12,689,503	6,209,391	1,143,193
Weighted average number of ordinary shares outstanding used in computing earnings per share—diluted	383,766,406	386,459,841	374,817,676

Basic earnings per share	$2.03	$4.80	$1.15

Diluted earnings per share	$1.95	$4.67	$1.15

Diluted earnings per share does not include the following instruments as their inclusion would be antidilutive:

	Year ended December 31,
	2021	2022	2023
Non-vested Restricted-Share-Units	42,659	9,056,071	11,406,944
Subsidiary’s Share Incentive Plan	—	461,041	799,366
Total	42,659	9,517,112	12,206,310

13. COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

As of December 31, 2023, commitments outstanding for the purchases of property, plant and equipment approximated $644.5 million, which will be due subsequent to receipt of the purchases.

In December 2021, Xinjiang Daqo, the Company’s subsidiary, signed the framework agreement with the government of Baotou city that, the Company plans to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT, polysilicon projects for the semiconductor industry with a total annual capacity of 21,000 MT, silicon metal projects with a total annual capacity of 300,000 MT and silicone projects with a total annual capacity of 200,000 MT in Baotou city.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Regarding the polysilicon project for the solar and semiconductor industries, the Company plans to invest in two phases. The first phase is to build 100,000 MT polysilicon project for the solar industry and a 1,000 MT polysilicon project for the semiconductor industry with an estimated investment of about RMB7.67 billion (excluding VAT), which were completed in 2023. The Company began the construction of the second phase, namely Phase 5B project (a 100,000 MT polysilicon project for the solar industry) in June 2023 and expects to complete it by the second quarter of 2024. The estimated investment for Phase 5B project is RMB 8.21 billion (excluding VAT). In addition, in December 2023, Xinjiang Daqo entered into an investment agreement to develop a silicon-based new materials industrial park located in Shihezi. The first phase of the project covers an annual production capacity of 150,000 MT of silicon metal, 50,000 MT of polysilicon, and 1.2 million pieces of silicon seed rod, with an anticipated investment of approximately RMB7.5 billion. The second phase of the project consists of an annual production capacity of 150,000 MT of silicon metal, 50,000 MT of polysilicon, and 1.0 million pieces of silicon seed rod, with an anticipated investment of approximately RMB7.5 billion. The plan and timetable for these projects and their remaining phases will be subject to market conditions and regulatory approvals.

(b) Repurchase of common stock

On November 7, 2022, the Company announced another share repurchase program approved by the board of directors to repurchase up to $700 million worth of ordinary shares or ADSs on the open market, in negotiated transactions off the market, in block trades or through other legally permissible means in accordance with applicable U.S. securities laws from November 7, 2022 to December 31, 2023. During the year ended December 31, 2022, the Company repurchased 109,495 ADSs for a total of $5.0 million under this share repurchase program. During the year ended December 31, 2023, the Company repurchased 14,443,913 ADSs for a total of $485.9 million under this share repurchase program.

14. SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The chief operation decision makes reviews the consolidated results when making decision about allocating resources and assessing performance of the Group as a whole and hence, the Company has only one reportable segment - Polysilicon. Although Xinjiang Daqo got listed in the PRC in 2021, considering the PRC listed group generates substantially all the revenues and possesses substantially all the assets of the Group, the chief operating decision maker does not change the way he reviews the consolidated results.

Substantially all of the Group’s revenues are derived in the PRC. The Group’s long-lived assets and operations are all located in the PRC and no geographical information is presented.

15. CONCENTRATION AND RISKS

The following customers individually accounted for 10% or more of revenues:

	Year ended December 31,
	2021	2022		2023
Customer A	$225,899	$	*	$524,554
Customer B	*		*	524,274
Customer C	*		529,037	439,067
Customer D	*		*	247,834
Customer E	230,088		614,698	*
Customer F	268,466		516,634	*
Customer G	532,129		1,379,796	*

*Represents less than 10%

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Total sales to the Group’s large customers whose sales constitute over 10% of revenue accounted for approximately 75%, 66% and 75% of revenues for the years ended December 31, 2021, 2022 and 2023, respectively. The Group is substantially dependent upon the continued participation of these customers in order to maintain its revenues. Significant reduction in the Group’s dependence on these customers is likely to take time and there can be no assurance that the Group will succeed in reducing such dependence.

The following suppliers individually accounted for 10% or more of purchases:

	Year ended December 31,
	2021	2022	2023
Supplier A	25%	34%	30%
Supplier B	20%	11%	16%
Supplier C	*	*	13%
Supplier D	34%	18%	*

*Represents less than 10%

The following suppliers individually accounted for 10% or more of accounts payables:

	December 31,
	2022	2023
Supplier A	62%	*
Supplier E	*	32%

*Represents less than 10%

The Group’s polysilicon manufacturing facilities are located in Xinjiang and Inner Mongolia to be close to sources of raw materials and energy for polysilicon production. Raw materials required for the Group’s polysilicon manufacturing process primarily include metallurgical grade silicon, electricity and other utilities, and other significant inputs for production, such as argon gas, caustic soda and graphite parts. Although there are a limited number of manufacturers of the particular metallurgical grade silicon, electricity and other utilities, management believes that other suppliers could provide similar inputs on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021 2022 AND 2023

(U.S. dollars in thousands, except share and per share data or otherwise stated)

16. SUBSEQUENT EVENTS

(a) Xinjiang Daqo’s 2023 Profit Distribution Plan

The Board of Xinjiang Daqo has approved the Profit Distribution Plan of 2023 (“2023 Distribution Plan”) which decides to distribute cash dividends inclusive of taxes of RMB 893.3 million (an approximate equivalence of $125.9 million). As such, an estimate of 15.50% of distributable profit from PRC listed group will be distributed in 2024. The 2023 Distribution Plan was approved by the Annual Shareholders’ Meeting of PRC listed group on April 23, 2024.

(b) Xinjiang Daqo’s litigation event

In January 2024, Xinjiang Daqo received notices from the Intermediate People’s Court of the Eighth Division of Xinjiang Production and Construction Corps, which relates to the contract dispute between Xinjiang Xian’an New Materials Co., Ltd. (“Xinjiang Xian’an”), Xinjiang Dengbo New Energy Co., Ltd. (“Xinjiang Dengbo”, together with Xinjiang Xian’an, “the plaintiffs”) and Xinjiang Daqo. The plaintiffs are affiliated companies and both provided silicon core processing services to Xinjiang Daqo.

The plaintiffs claimed that Xinjiang Daqo and its related companies have turned to cooperate with other suppliers which constitutes a fundamental breach of the business cooperation agreement signed between Xinjiang Daqo and Xinjiang Xian’an in July 2022. In June 2023, the plaintiffs filed a lawsuit with the People’s Court of Shihezi City, requesting the termination of the business cooperation agreement, and Xinjiang Daqo to compensate for their economic losses with a total amount of RMB 287.6million. In September 2023, the plaintiffs submitted an Application for Change of Litigation Request to the People’s Court of Shihezi City and raised the compensation amount to RMB 1,958.5million.

The lawsuit was transferred to the Intermediate People’s Court of the Eighth Division of Xinjiang Production and Construction Corps as it exceeds the jurisdiction of the People’s Court of Shihezi City. As the date of this report, the management has assessed, based on its PRC legal counsels’ advices, that it is unlikely that the court will support this claimed amount, and no contingent liabilities with respect to the contract dispute were recorded in 2023.

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

DECEMBER 31, 2022 AND 2023

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2022	2023
ASSETS
Current assets:
Cash and cash equivalents	$2,377	$218,841
Prepaid expenses and other current assets	371	—
Total current assets	2,748	218,841
Investments in subsidiaries	4,884,756	4,632,501
TOTAL ASSETS	$4,887,504	$4,851,342

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$80,128	$89,435
Total current liabilities	80,128	89,435
Equity:
Ordinary shares ($0.0001 par value 500,000,000 shares authorized as of December 31, 2022 and 2023; 405,620,792 shares issued and 391,023,327 shares outstanding as of December 31, 2022; 415,330,312 shares issued and 328,513,282 shares outstanding as of December 31, 2023)	40	41
Additional paid-in capital	2,211,203	2,340,084
Retained earnings	2,898,843	3,328,388
Accumulated other comprehensive loss	(176,032)	(293,997)
Treasury shares, at cost (14,597,465 shares as of December 31, 2022; 86,817,030 shares as of December 31, 2023)	(126,678)	(612,609)
Total shareholders’ equity	4,807,376	4,761,907
TOTAL LIABILITIES AND EQUITY	$4,887,504	$4,851,342

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands)

	Year ended December 31,
	2021	2022	2023
Operating expenses:
General and administrative	$(11,292)	$(295,431)	$(142,232)
Total operating expenses	(11,292)	(295,431)	(142,232)
Loss from operations	(11,292)	(295,431)	(142,232)
Interest income, net	—	144	3,835
Income tax expense	—	(79,945)	(9,020)
Net loss before share of results of subsidiaries	(11,292)	(375,232)	(147,417)
Equity in earnings of subsidiaries	760,216	2,195,033	576,962
Net income attributable to Daqo New Energy Corp. ordinary shareholders	$748,924	$1,819,801	$429,545

Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax of nil	45,160	(252,800)	(119,511)
Total other comprehensive income (loss):	45,160	(252,800)	(119,511)
Comprehensive income	$794,084	$1,567,001	$310,034

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(U.S. dollars in thousands)

	Year ended December 31,
	2021	2022	2023
OPERATING ACTIVITIES
Net cash (used in) provided by operating activities	(736)	124,048	702,391
FINANCING ACTIVITIES
Proceeds from bank borrowings	—	—	140,000
Repayment of bank borrowings	—	—	(140,000)
Proceeds from options exercised	2,139	995	4
Payments for repurchase of common shares	—	(124,929)	(485,931)
Net cash provided by (used in) financing activities	2,139	(123,934)	(485,927)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,403	114	216,464
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	860	2,263	2,377
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$2,263	$2,377	$218,841

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

4.

As of December 31, 2022 and 2023, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been disclosed separately in the consolidated financial statements.