Form 20-F
period 2024-12-31
DAQO NEW ENERGY CORP.
filed 2025-04-29
CIK 1477641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Unit 29, Huadu Mansion, 838 Zhangyang Road, Pudong New District, Shanghai 200122, The People’s

Republic of China

(Address of principal executive offices)

Ming Yang, Chief Financial Officer

Tel: +86-21 5087-0629

mingyang@daqo.com

Unit 29, Huadu Mansion, 838 Zhangyang Road, Pudong New District, Shanghai 200122, The People’s

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class for the period covered by the annual report 333,759,632 ordinary shares, par value US$0.0001 per share, as of December 31, 2024.

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

ii

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures for Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), as well as Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises, which became effective on March 31, 2023. The Trial Measures set out the new regulatory requirements and filing procedures for PRC domestic companies seeking direct or indirect listing in overseas markets. According to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and filings shall be submitted within three working days after (i) the application for an initial public offering is submitted and (ii) any completion of offering of shares in the same stock market after the initial public offering and listing. If we make any equity or convertible debt offering in the U.S. in the future, the Trial Measures and any related implementation rules to be enacted may subject us to additional compliance requirements.

With the trend of strengthening anti-monopoly supervision around the world, the PRC government has issued a series of anti-monopoly laws and regulations, paying more attention to corporate compliance. On February 7, 2021, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guidelines for Anti-monopoly in the Field of Platform Economy. On November 15, 2021, the State Administration for Market Regulation of the PRC promulgated the Guidelines for the Overseas Anti-monopoly Compliance of Enterprises. On April 4, 2024, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guide to the Anti-monopoly Compliance of Undertakings. We believe that these regulations currently have little impact on us, but we cannot guarantee that regulators will agree with us or that these regulations will not affect our business operations in the future.

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. For example, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. The Cybersecurity Administration of China (the “CAC”) and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. In accordance with the Security Assessment Measures, a data processor should apply to the CAC for a security assessment under certain circumstances. On September 30, 2024, the State Council of the PRC promulgated the Regulation on Network Data Security Management, which became effective on January 1, 2025. The regulation sets forth different scenarios under which data processors would be required to apply for cybersecurity review. We believe that these regulations have little impact on us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulations. However, we cannot guarantee that the regulators will agree with us.

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

Our financial statements contained in this annual report have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm that is headquartered in Shanghai, China with offices in other cities in China. It is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. The United States adopted the Holding Foreign Companies Accountable Act on December 18, 2020, which was amended by the Consolidated Appropriations Act, 2023 that was signed into law by the U.S. president on December 29, 2022 (the amended act hereinafter referred to as the “HFCA Act”). The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Pursuant to amendments made to the HFCA Act in 2022, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the Act. The process for implementing trading prohibitions pursuant to the HFCA Act is based on a list of registered public accounting firms that the PCAOB is unable to inspect and investigate completely as a result of a position taken by a foreign authority. The first such list was announced by the PCAOB on December 16, 2021, and all PCAOB-registered firms in China, including our auditor, were included on that list. Subsequently, we were conclusively identified by the SEC as a “Commission-Identified Issuer” under the HFCA Act on May 4, 2022 in respect of our annual report for 2021 filed on April 22, 2022. On December 15, 2022, the PCAOB announced its determination that it had been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. As a result of this announcement, we were not for the fiscal year of 2022 or 2023, and do not expect to be for the fiscal year of 2024 or the foreseeable future, a Commission-Identified Issuer in respect of our annual report on Form 20-F. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese governments that could affect our listing status in the U.S. If trading in our ADSs is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor, the NYSE may determine to delist our ADSs and trading in our ADSs could be prohibited. The delisting of our ADSs, or the threat of their being delisted, could materially and adversely affect the value of your investment.

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

Summary of Risk Factors

The following is a summary of significant risk factors and uncertainties that may affect our business, which are discussed in more details below.

●	Our ability to maintain our growth and profitability depend on the demand for photovoltaic products and the development of photovoltaic technologies;
●	The imbalance between polysilicon supply and demand could cause polysilicon prices to decline;
●	The reduction in or elimination of government subsidies and economic incentives for solar energy applications could cause demand for our products and our revenues to decline;
●	We need a significant amount of cash to fund our future capital expenditure requirements and working capital needs;
●	We may not be successful in our efforts to continue to manufacture high quality polysilicon in a cost-effective manner;
●	Further development in alternative polysilicon production technologies or other changes in the photovoltaic industry could render our production process too costly or obsolete;
●	Our future commercial production and expansion projects may not be successful. In particular, we may not be able to successfully build and operate our polysilicon and silicon metal facilities in Baotou, Inner Mongolia and Shihezi, Xinjiang;
●	We depend on a limited number of customers and sales contracts for a significant portion of our revenues;
●	Polysilicon production is energy-intensive, and our energy costs could rise and our electricity and other utility supplies could be disrupted;
●	Existing laws and regulations and changes to these laws and regulations may present technical, regulatory, economic and trade barriers to the purchase and use of photovoltaic products, and restrictions on our ability to import or certain controlled U.S. technologies could also negatively affect us;
●	Our production, storage, administrative, and research and development facilities may be exposed to risks of damages or disruptions, and we may be exposed to risks of dealing with sanctioned persons;
●	Changes in United States and China relations and related regulations may adversely impact our business, our operating results, our ability to raise capital, the continued listing of our ADSs on the NYSE, and the market price of our ordinary shares and/or our ADSs;
●	Uncertainties in China’s legal system, including the interpretation and enforcement of PRC laws and regulations, could limit the legal protection available to you and us;
●	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China;

●	Future equity offerings of our subsidiary, Xinjiang Daqo, in China’s A-share market may be subject to approval of the Shanghai Stock Exchange, CSRC and other regulatory agencies in China, which could impose uncertainty on our capital raising activities; and
●	If the PCAOB is unable to inspect our auditors as required under the HFCA Act, the SEC will prohibit the trading of our ADSs, which may materially and adversely affect the value of your investment; and compliance with the requirements of the Exchange Act.

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

Our polysilicon selling prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and continue to expand capacities in order to achieve economies of scale. In the first half of 2016, average selling prices of polysilicon were relatively strong due to rush orders placed before China’s solar PV feed-in tariff adjustment went effective at the end of June 2016. In the second half of 2016, average selling prices of polysilicon declined due to decreasing demand. In 2017, the solar PV demand in China grew significantly to approximately 55 GW, and thus the average selling prices of polysilicon were relatively strong during the year. In 2018, polysilicon supply capacities increased in the second half of the year, which caused the average selling prices of polysilicon to decline again. In 2019, polysilicon supply capacities continued to increase significantly, while the growth of overall global solar PV demand was relatively weak and could not cover the additional supply. The solar PV demand was weak in the first half of 2020 due to the impact of COVID-19, leading to a decline in polysilicon prices. The solar PV demand recovered quickly in the second half of 2020, which caused polysilicon prices to pick up significantly. In 2021, polysilicon prices continued to increase significantly due to strong PV demand and relatively limited additional supply of polysilicon. In 2022, the overall global solar PV demand continued to increase and the polysilicon supply was insufficient, resulting in further increases in polysilicon prices. In 2023, the polysilicon industry experienced substantial price volatility as new polysilicon capacities began production and additional polysilicon supply came to the market, which contributed to oversupply and excess of polysilicon inventory, leading to substantial price declines. Polysilicon prices rebounded in the second half of 2023, driven by delayed production plans as the low price level in Q2 was unsustainable for new entrants, and an accelerated transition to N-type products which required higher purity polysilicon products. In 2024, as oversupply of polysilicon persisted, polysilicon prices further declined and remained sluggish. For 2025, we anticipate that while the global solar PV demand will grow, the industry will continue to be oversupplied, and polysilicon prices will likely be steady at a low level until a number of industry players phase out of capacity and exit the market. However, market conditions could develop differently from what we had expected. If the overall solar demand cannot consume the supply of polysilicon, it could cause polysilicon prices to decline and thus materially and adversely affect our profitability.

The reduction in or elimination of government subsidies and economic incentives for solar energy applications could cause demand for our products and our revenues to decline.

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power still exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, China has announced several reductions in solar feed-in tariffs (“FITs”) since the release of the “Notice on Leveraging the Price for the Development of the Solar Energy Industry” in 2013. A reduction in solar FITs was announced in May 2018 for solar power projects approved after May 31, 2018. The new FIT for solar power projects in Zone 1, 2 and 3 was reduced by to RMB0.5 per kWh, RMB0.6 per kWh and RMB0.7 per kWh, respectively. In 2019, China adopted a new method of bidding process to allocate subsidies for most of the domestic solar PV installations. A similar policy was applied in 2020. In February 2025, China announced the “Notice on Deepening Market-Based Reform of Renewable Energy on-Grid Tariffs to Promote High-Quality Renewable Energy Development,” which stipulates that starting June 1, 2025, all electricity generated by China’s new energy projects must fully participate in the power market and be traded at market prices. According to industry research, global solar PV installations continued its growing trend and reached approximately 130 GW in 2020, 170 GW in 2021, 230 GW in 2022, 390 GW in 2023, and 530 GW in 2024. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the photovoltaic industry achieves economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

Our revenues and results of operations have fluctuated and are likely to fluctuate in the future.

Fluctuations of our revenues and results of operations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others, fluctuation in the global average selling prices of photovoltaic products, fluctuation in the volume of our products shipped, changes in end-user demand for the photovoltaic products manufactured and sold by us or our customers, the gain or loss of significant customers, the availability of governmental subsidies or financial support and changes in our electricity, natural gas, raw material or labor costs. Although our revenue improved after 2013 and we regained profitability from 2014 to 2023, we recognized net loss in 2024, and our revenues and results of operations may worsen if one or more of the above factors become unfavorable to our business. While we generally have long-term sales contracts of photovoltaic products with our customers and some of these contracts provide for prepayment by the customers, we cannot assure you that the customers will place orders in accordance with the contracts. The customers’ purchases from us depend on, among others, the market supply and demand situation, supply chain developments, the customers’ inventories at hand, market prices, and general economic and market conditions.

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

We have relied in the past year and expect in the next 12 months to continue to rely mainly on our cash, cash equivalents, and fixed term deposits to finance our working capital, capital expenditures requirements and other commitments. The photovoltaic markets remain competitive, and payment collection in the solar photovoltaic industry remains challenging. Any delay or failure in collecting amounts owed from customers will adversely affect our company’s cash flow situation. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. We may incur additional debt in the future. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

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

The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. We may face significant challenges relating to high quality polysilicon production in the future. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials or tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon to be rejected by our customers, which would materially and adversely affect our profitability. As a result of our continuous efforts to improve polysilicon production quality, over 99% of our polysilicon was sold to mono-wafer applications in 2024, and our N-type polysilicon, which requires higher quality as compared to P-type polysilicon, reached approximately 70% of our total products produced in 2024. We cannot assure you that we can continue to maintain the current level of high quality polysilicon production for mono-wafer applications or achieve the expected increases in the portion of N-type products in 2025.

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

Although the vast majority of the polysilicon produced in the world utilizes the chemical vapor deposition process, or the “modified Siemens process,” several alternative production processes have been developed that may have significantly lower production costs. Compared with other polysilicon production processes, a disadvantage of the modified Siemens process is the large amount of electricity required. For example, REC, GCL and Tianhong, a joint venture formed by REC and Shanxi Youser, used to operate or currently operate facilities that use the “fluidized bed reactor” method for producing polysilicon using silane (SiH4) as feed-in gas. Moreover, some polysilicon manufacturers who are using the modified Siemens process have adopted newer technologies such as Hydrochlorination, which could enable them to produce polysilicon in a more cost-effective way compared to the traditional modified Siemens process.

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

The vast majority of silicon-based photovoltaic cell manufacturers use chunk or granular polysilicon. However, alternative technologies that use little to no silicon in the production of solar cells are already under research and development or have been commercialized. One example of such technologies is thin-film solar cell. Although in general thin-film solar cells are currently not as competitive as silicon-based solar cells in terms of efficiency and cost, thin-film solar cells have their own dominating niche markets, for example, the markets for building integrated PV applications. Another example is the perovskite solar cell. Although currently the perovskite solar cell cannot compete with silicon-based solar cells in terms of stability and scale, it possesses great potential due to its higher theoretical conversion efficiency and lower production costs in large-scale production. If the demand for polysilicon is adversely affected by increased demand for, and improvements to, alternative technologies, our revenues and results of operations could be materially and adversely affected.

Our future commercial production and expansion projects may not be successful. In particular, we may not be able to successfully build and operate our polysilicon and silicon metal facilities in Baotou, Inner Mongolia and Shihezi, Xinjiang.

We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT, which increased our total annual production capacity to 105,000 MT in January 2022. Our Phase 5 project of polysilicon project for the solar industry in Baotou comprises Phase 5A and Phase 5B. We began the construction of our Phase 5A project in April 2022 and completed it in April 2023. We ramped it up to its full capacity in June 2023, which increased our total annual production capacity to 205,000 MT. We began the construction of our Phase 5B project in March 2023 and started production in May 2024, which has increased our total annual production capacity to 305,000 MT. In addition, we began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and began production in May 2024. Semiconductor-grade polysilicon has higher purity than our existing products, which requires relatively high production technology, and its application areas and target customers are different from our existing products. In addition, we have no prior experience in manufacturing semiconductor-grade polysilicon. Therefore, there is no guarantee that we will have sufficient production or technological experience in implementing the expansion plan as scheduled, or at all, or that our product quality, capacity or client penetration can meet our expectations. Any of these factors could negatively affect our ability to achieve the anticipated benefits from this investment.

In addition, there are many risks associated with our future production in Xinjiang and Inner Mongolia, any of which could cause significant disruption to production, including:

●	being unable to construct and complete our expansion plan as scheduled;
●	being unable to fully ramp up the newly added capacity or achieve our targets for cost and quality;
●	being unable to successfully operate our newly built polysilicon and silicon metal facilities;
●being unable to obtain approvals and enjoy preferential treatment from local authorities;
●	uncertainties in the stability in supply and price of electricity for our manufacturing facilities;
●	extremely cold temperatures, particularly in Xinjiang;
●	lack of workers in Xinjiang and Inner Mongolia experienced in our manufacturing;
●	inability to reduce manufacturing cost to stay competitive;
●	difficulties in timely transporting products to our customers, most of whom are located in other areas of China that are a significant distance from Xinjiang and Inner Mongolia; and
●	potential political or social unrest, including in Xinjiang.

One or more of these factors could harm our Xinjiang or Inner Mongolia operations and consequently, could adversely affect our overall operating results.

If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.

Since 2013, we have experienced a period of growth and expansion in terms of production capacity and sales volume. In 2022, 2023 and 2024, we sold 132,909 MT, 200,002 MT and 181,362 MT, respectively, of polysilicon. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual nameplate production capacity to 105,000 MT in January 2022. In addition, our Phase 5A expansion project in Baotou, Inner Mongolia, increased our nameplate annual production capacity for polysilicon to 205,000 MT in the second quarter of 2023. Our Phase 5B expansion project in Baotou, Inner Mongolia, increased our nameplate annual production capacity for polysilicon to 305,000 MT in the third quarter of 2024. To accommodate our continued expansion, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management efforts and skill and significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results. Moreover, even if we do expand our polysilicon manufacturing capacity as planned, we may be unable to generate sufficient customer demand for our photovoltaic products to support our increased production levels or successfully integrate our polysilicon business to achieve operational efficiency, which could adversely affect our business and results of operations.

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

The photovoltaic market is expected to become increasingly competitive. Our major international competitors include Wacker, OCI and Hemlock, and our major competitors in China include GCL-Poly, Xinte Energy, Tongwei Yongxiang, Asia Silicon and Xinjiang East Hope New Energy. There are also new entrants into the polysilicon manufacturing market in China. In addition, some solar cell and module manufacturers, including some of our existing and potential customers may have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales or even reduce our sales to our existing customers. Many of our competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. We also expect there to be additional polysilicon supply capacities from our competitors in the foreseeable future. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of polysilicon than we can. Failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

We depend on a limited number of customers and sales contracts for a significant portion of our revenues, and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in our revenues.

In 2022, 2023 and 2024, our top three customers in aggregate accounted for approximately 54.7%, 64.4% and 53.8% of our total revenues from continuing operations, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. As a result of our customer concentration, our financial performance may fluctuate significantly from period to period based, among others, on exogenous circumstances related to our clients. In addition, any one of the following events may cause materially adverse effect to our cash flows, revenues and results of operations:

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

Our company retained majority ownership of Xinjiang Daqo after the STAR Listing, but Xinjiang Daqo has since been managed by a separate board of directors and officers, and those directors and officers will owe fiduciary duties to the various stakeholders of Xinjiang Daqo, including shareholders other than our wholly-owned subsidiary that holds Xinjiang Daqo’s shares. In the operation of Xinjiang Daqo’s business, situations may arise whereby the directors and officers of Xinjiang Daqo, in the exercise of their fiduciary duties, take actions that may be contrary to the best interests of our company.

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

Xinjiang Daqo has issued, and may in the future issue, options, restricted shares and other forms of share-based compensation to its directors, officers and employees, which could dilute our ownership in Xinjiang Daqo. In addition, Xinjiang Daqo has engaged, and may continue to engage, in capital raising activities that could further dilute our ownership interest in it. For example, in July 2022 Xinjiang Daqo completed its private offering of 212,396,215 shares on the STAR Market for our polysilicon expansion project in Baotou and raised funds of approximately RMB11 billion. We currently hold a 72.8% equity interest in Xinjiang Daqo.

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

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facilities for a significant period of time. Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production, could reduce our production capacity for a significant period of time and could have negative effect on our customer relationships. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, we completed annual maintenance of our Xinjiang polysilicon facilities in the second quarter of 2019, the third quarter of 2020, 2021 and 2022 and the fourth quarter of 2023. With the expansion of our capacity and the increased number of production lines, we conducted annual maintenance on different production lines at various times throughout 2024.The annual maintenance, construction, installation of new equipment and interconnection of facilities will affect our polysilicon production to some extent. These abovementioned shutdowns have reduced and may further reduce the volume and increase the cost of polysilicon we produce. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, and interruptions in electricity supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

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

We may from time to time be subject to litigation or other legal proceedings. Such litigation and other proceedings may include actions relating to intellectual property, supply or sales agreements or other commercial arrangements, leased properties, share transfers, non-competition, labor law, fiduciary duties, or other harm resulting from acts or omissions by us or individuals or entities outside of our control. We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, our directors, management or employees, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business or reputation. For example, we are defendant in a pending lawsuit related to our contract disputes with two processing service suppliers. The plaintiffs requested for termination of the contract and compensation for economic losses with a total amount of RMB1,847.8 million. In July 2024, we received the court’s verdict, which affirmed termination of the business cooperation agreement and ordered Xinjiang Daqo to compensate the plaintiffs for their direct losses and attorney fees totaling RMB3.2 million, while rejecting the plaintiffs’ claims for compensation of their consequential losses. In March 2025, we received the second instance court’s verdict, which vacated the decision of the first instance and remanded the case for a new trial. In April 2025, we received court summons, in which the plaintiffs further reduced the requested amount of compensation from Xinjiang Daqo to RMB742.7 million. The case is still pending the final verdict. If these lawsuits were not adjudicated in our favor, we may be ordered by the court to compensate the plaintiffs for their damages, which could adversely affect our results of operations and financial position.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of swine flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, Ebola, Zaika, COVID-19, monkey pox (m-pox) or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. For example, since 2022 there have been reports of m-pox outbreaks in various parts of the world. In addition, the COVID-19 pandemic began in early 2020 and continued for approximately three years. The pandemic significantly affected China and many other countries, which imposed restrictive measures to prevent its spread, such as quarantines, travel restrictions and home office policies. These measures interrupted commercial activities throughout the world and adversely affected our business operations. China lifted most of the pandemic-control measures in December 2022 and downgraded the management of COVID-19 from Class A to Class B in January 2023. However, if the pandemic resurges, we may be subject to further negative impact by its outbreaks and related pandemic-control measures. Any prolonged occurrence or recurrence of these epidemics or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. These could include our ability to deliver our products within or outside of China, as well as temporary closure of our manufacturing facilities, or our suppliers’ or customers’ facilities, delay in the supply of raw materials from our suppliers, and delayed or cancelled orders from our customers. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations.

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

Some of our polysilicon manufacturing facilities are located in Xinjiang to be close to sources of raw materials and energy for polysilicon production. We do not tolerate any use of forced labor whether in our own manufacturing facilities or throughout our supply chain. However, we cannot assure you that the relevant U.S. authorities will not decide that forced labor exists in our supply chain or in the manufacturing of our polysilicon and, pursuant to the ULFP Act and Section 307, they may prohibit U.S. imports of products (including those of our customers) containing our polysilicon. In June 2022, our subsidiary Xinjiang Daqo was added to the UFLP Act entity list by the U.S. Department of Homeland Security. Although we typically do not sell our polysilicon to the U.S. market directly and our customers typically serve the global solar market, some of our major customers likely sell their products containing our polysilicon to the U.S. market. These products are likely to be prohibited from export to the United States and producers of products that use our products as raw materials will also likely be unable to export to the United States, which may reduce the demand for our products. Furthermore, since the UFLP Act has been enacted, given the difficulty in proving no use of forced labor throughout the supply chain, the demand for our products will likely decrease. Any of these types of regulatory or legislative developments could adversely affect our business, financial condition and results of operations.

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

We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. Contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. In addition, as of December 31, 2024, we held 429 patents and had 161 pending patent applications in China covering various aspects of the polysilicon and wafer manufacturing process. However, we cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. Failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe on or misappropriate our proprietary technologies or other intellectual property and proprietary rights and use them to compete against us, which could have a material adverse effect on our business, financial condition or operating results.

Policing unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of China and certain other countries may not protect intellectual property rights to the same extent as the laws and enforcement procedures of the United States do. See “— Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us” below. We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

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

Although we are currently strengthening our research and development capability, to date, some of the intellectual property rights used in our production process were developed by third parties. Our success will be jeopardized if we cannot use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to photovoltaic technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings, and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our manufacturing process or our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Xiang Xu, our chairman and chief executive officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees join a competitor or form a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us. Any non-competition provisions in the employment agreement with an executive officer or key employee may not be enforceable in China, where such persons reside, if any dispute arises between such persons and us.

Certain of our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2025, Messrs. Xiang Xu, Guangfu Xu, Dafeng Shi and Fei Ge and Ms. Xiaoyu Xu, our directors that are affiliated with Daqo Group Co., Ltd. (“Daqo Group”), beneficially own a total of 118,903,625 or 35.4% of our ordinary shares, including shares that they have the right to acquire within 60 days. As a result of their relatively high level of shareholding given our broad shareholder base, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. These shareholders’ interests as beneficial owners of Daqo Group may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, these shareholders may take actions not in the best interest of us and our other shareholders.

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

As our manufacturing processes generate waste water and gas and other industrial wastes, we are required to comply with all applicable regulations regarding protection of the environment. We are in compliance with present environmental protection requirements in all material respects and have all the necessary environmental permits to conduct our business. However, in light of the Chinese government’s higher environmental protection requirements, the local authorities and electricity and other suppliers in Xinjiang and Inner Mongolia may implement increasingly stringent environmental protection measures, which could negatively affect the supply and price levels of the electricity available to our production facilities. As a result, our polysilicon production volume and costs could be adversely affected. While Xinjiang Daqo has entered into a power purchase agreement with the local authorities and electricity supplier, we cannot ensure that the local authorities and electricity supplier will fully perform the contract. We cannot assure you that our pollution controls will always be effective and we may experience environmental non-compliance incidents. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations, which in turn would have a material adverse effect on our financial condition and results of operations.

The discontinuation of any of the preferential tax treatment or the financial incentives and grants currently available to us in China could adversely affect our overall results of operations.

Various Chinese governmental authorities have provided tax incentives to our subsidiaries in China. These incentives include income tax exemption or reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law (“EIT Law”), the statutory enterprise income tax rate is 25%. However, pursuant to the Notice on Continuation of the Enterprise Income Tax Policies for Enterprises of Encouraged Industries in Western China (Circular [2020] No. 23) issued by the State Taxation Administration, the NDRC and the Ministry of Finance on April 23, 2020, enterprises that are set up in Western China, whose principal businesses are included in the Catalogue of Encouraged Industries in Western China (NDRC Circular No.15) and whose revenue from main operations for the year accounts for over 60% of their total revenue, are entitled to a preferential enterprise income tax rate of 15% from January 1, 2021 to December 31, 2030. This preferential tax treatment is applicable to our subsidiary Xinjiang Daqo. Any increase in the enterprise income tax rate applicable to our Chinese subsidiaries or discontinuation or reduction of any of the preferential tax treatment or financial incentives currently enjoyed by our subsidiaries in China could adversely affect our business, operating results and financial condition.

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

We adopted our 2009 share incentive plan, or the 2009 Plan, our 2014 share incentive plan, or the 2014 Plan, our 2018 share incentive plan, or the 2018 Plan, and our 2022 share incentive plan, or the 2022 Plan, in August 2009, December 2014, April 2018 and August 2022, respectively, that permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2009 Plan, the 2014 Plan, the 2018 Plan and the 2022 Plan, we may issue awards to purchase up to 15,000,000, 21,000,000, 38,600,000 and 37,253,465 ordinary shares of our company, respectively. As of March 31, 2025, excluding expired or cancelled options and restricted share units, we have granted options to purchase a total of 23,393,525 of our ordinary shares and 94,293,015 restricted share units of our company under these plans. In addition, we modified the exercise prices for certain outstanding options in January 2012, April 2013, January 2015 and September 2015 in order to provide additional incentives to our employees and directors pursuant to an express authorization under our share incentive plan, allowing our board of directors to approve a downward adjustment of the option exercise prices without our shareholders’ approval. In September 2022, Xinjiang Daqo adopted its 2022 share incentive plan and granted Xinjiang Daqo’s stock options to its directors, senior executives and other personnel determined by its board of directors. As a result of these option grants, option re-pricings and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account compensation costs for all stock awards using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. In addition, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. Moreover, the vesting of restricted share units and exercise of share options could dilute your ownership interests in our company and may adversely impact the value of our ADSs and ordinary shares. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated with incentive shares or options.

Risks Related to Doing Business in China

Uncertainties in the global economy and the slowdown of the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008, and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven, including the escalation of the European sovereign debt crisis since 2011 and the impact of COVID-19. In addition, the global economy faces challenges from geopolitical conflicts such as the Russia-Ukraine crisis since early 2022 and the related sanctions on Russia by Western countries, unrest in the Middle East such as the Israel-Hamas war since October 2023, and the tensions between the U.S. and Iran that have resulted in volatility in oil and other markets. Furthermore, the territorial disputes involving China in Asia, the tensions in the relationship between China and Japan, and the trade conflicts and tensions between China and the U.S. have, and may continue to, put pressure on China’s economic growth, particularly our downstream customers’ export to the U.S. Moreover, the Chinese economy’s growth has slowed down in the recent years. It is unclear whether this trend will continue, and economic conditions in China are sensitive to global economic conditions. On the other hand, inflation risks have been heightened following the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. To combat inflation, the U.S. Federal Reserve significantly raised the interest rate on reserve balances beginning from 2022. Other major currencies including the Euro and the GBP also followed suit in interest rate raises. While major economies have cut interest rates to some extent, it is uncertain whether and at what pace they will continue to do so. These circumstances have resulted in significant market volatility globally.

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

Changes in United States and China relations and related regulations may adversely impact our business, our operating results, our ability to raise capital, the continued listing of our ADSs on the NYSE, and the market price of our ordinary shares and/or our ADSs.

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

Recently, the United States has, through several rounds of increases, imposed higher tariffs on a wide range of goods imported from multiple countries. The tariff increases on goods from China are particularly high, and China responded to the U.S. actions with retaliatory tariffs on U.S. goods and implemented export restrictions on certain critical minerals and related products. These tariffs and other trade restrictions are expected to reduce trade volumes, cross-border investment, technological exchange, and other economic activities between major economies, and have a material adverse effect on global economic conditions and the stability of global financial and stock markets, which could harm our business prospects and results of operations.

In addition, on October 28, 2024, the U.S. Department of the Treasury issued a final rule to implement President Biden’s August 2023 Executive Order on Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern, which became effective on January 2, 2025. This rule provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in China, including Hong Kong and Macau. Subsequently, the U.S. government issued a broadly worded “America First Trade Policy” on January 20, 2025 and an “America First Investment Policy” February 21, 2025. In particular, the America First Trade Policy directs the Treasury and several other executive departments and offices of the U.S. government to review the outbound investment program. In addition, the America First Investment Policy Memorandum contemplates possible application of the outbound investment program to a wider range of technologies, including biotechnology, hypersonics, aerospace, advanced manufacturing, directed energy, and other areas “implicated by the PRC’s national Military-Civil Fusion strategy” and applying restrictions to a wider range of investments, including publicly traded securities. The memorandum directs the Secretary of Treasury, in consultation with other relevant agencies, to promulgate rules and regulations to implement these policies. While these memos do not implement any immediately effective regulatory changes, they establish an important framework of action that is anticipated eventually coming into effect. Any expansion of the restrictions under the existing outbound investment rule could limit the ability of Chinese companies (including us) to raise capital from U.S. investors.

Against this backdrop, the PRC government has also, in addition to the retaliatory tariffs, taken a number of steps affecting U.S.-China relations, including the issuance of the Unreliable Entity List in 2019 (as amended from time to time) and the enactment of the Anti-Foreign Sanctions Law in 2021. The Anti-Foreign Sanctions Law provides a legal basis for the Chinese regulators to take action in response to foreign sanctions, as well as for Chinese citizens and organizations to bring civil actions for injunctive relief or damages. Under this law, the competent department of the State Council may place any individuals and organizations that are directly or indirectly involved in making, determining, or implementing the discriminatory restrictive measures as provided therein on the countermeasure list.

Rising political tensions between China and the U.S. could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may also restrict our ability to do business with entities both within and outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. In addition, new legislation, executive orders, laws or regulations may be adopted that negatively affect companies with significant connections to the U.S. or to China, our industry or on us. Any unfavorable government policies on cross-border relations or international trade, including increased scrutiny on companies with significant China-based operations may affect the competitive position of our products, the hiring of research and development personnel, our ability to sell our polysilicon products in the U.S. and certain other markets, the demand for our polysilicon products or the products of companies that use our products as raw materials, our ability to raise capital, and the market price of our ADSs. In addition, the SEC has issued statements and several sample comment letters focused on companies with significant China-based operations, such as us. Our periodic reports and other filings with the SEC may be subject to enhanced review by the SEC, and this additional scrutiny could affect our ability to effectively raise capital in the United States.

Furthermore, during a recent television interview, in response to a journalist’s question on whether the U.S. government could include possible delistings of Chinese companies from U.S. exchanges as a possible step in resolving its ongoing trade disputes with China, the U.S. Secretary of Treasury, Scott Bessent, declined to exclude this possibility. If the U.S. government were to take such steps, it is not known how or when the U.S. government might implement such delistings or whether there would be any transition period or exceptions. If the U.S. government were to issue any order or otherwise require or cause the delisting of equity securities issued by China-based issuers, it could have a material adverse effect on the price of our ADSs. If our ADSs were to be delisted from the NYSE, we may be unable to readily obtain a listing on another stock exchange and our shareholders may suffer losses or be unable to trade our securities as a result.

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

With the trend of strengthening anti-monopoly supervision around the world, the PRC government has issued a series of anti-monopoly laws and regulations, paying more attention to corporate compliance. On February 7, 2021, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guidelines for Anti-monopoly in the Field of Platform Economy. On November 15, 2021, the State Administration for Market Regulation of the PRC promulgated the Guidelines for the Overseas Anti-monopoly Compliance of Enterprises. On April 4, 2024, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guide to the Anti-monopoly Compliance of Undertakings . We believe that these regulations have little impact on us, but we cannot guarantee that regulators will agree with us or that these regulations will not affect our business operations in the future.

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. On July 30, 2021, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. If any critical information infrastructure is identified, the relevant authorities shall promptly notify the relevant operator and the Ministry of Public Security. The CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. In accordance with the Security Assessment Measures, a data processor should apply to the CAC for a security assessment under certain circumstances, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing personal information of over one million people provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC. Moreover, the Security Assessment Measures provide that for non-compliant cross-border data transfers that had been carried out before this regulation came into effect, rectification must be completed within six months from the effective date of the regulation. We believe that these regulations are not applicable to us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulations. However, we cannot guarantee that the regulators will agree with us. On September 30, 2024, the State Council of the PRC promulgated the Regulation on Network Data Security Management, which became effective on January 1, 2025. The regulation set forth different scenarios under which data processors would be required to apply for cybersecurity review. As of the date hereof, we have not been involved in any investigations on cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, as these are new regulations, there remain uncertainties as to how they will be interpreted or implemented in the context of an overseas offering.

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

We are subject to the reporting obligations under the U.S. securities laws. As of December 31, 2024, our management concluded that our internal control over financial reporting was effective. For the year ended December 31, 2024, our independent registered public accounting firm performed an audit of our internal control over financial reporting.

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

The United States adopted the HFCA Act on December 18, 2020, which was amended by the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the NYSE, or in the over-the-counter trading market in the U.S.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking a first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB announced its determination that it has been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. As a result of this announcement, we were not for the fiscal year of 2022 or 2023, and do not expect to be for the fiscal year of 2024 or the foreseeable future, a Commission-Identified Issuer in respect of our annual report on Form 20-F. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese governments that could affect our listing status in the U.S. If trading in our ADSs is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor, the NYSE may determine to delist our ADSs and trading in our ADSs could be prohibited. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a delisting may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, even if we are able to maintain a listing of our ordinary shares on a non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

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

The closing trading prices of our ADSs ranged from $14.04 to $29.41 in 2024, and may remain volatile in the future and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed their securities on U.S. stock exchanges. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

We believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our prior taxable year and there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders in our ADSs or ordinary shares.

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

Based on our financial statements, the manner in which we conduct our business, the trading price of our ordinary shares and ADSs, the value and nature of our assets, and the sources and nature of our income, we believe that we were a PFIC for the taxable year ended December 31, 2024. Additionally, there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years. The determination of whether we are a PFIC is made annually after the close of each taxable year based on the facts and circumstances at the time, some of which may be beyond our control, such as the amount and composition of our income and the valuation and composition of our assets, including goodwill and other intangible assets, as implied by the market price of our ADSs. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets.

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

Our company was incorporated in the Cayman Islands as Mega Stand International Limited in November 2007. We changed our corporate name to Daqo New Energy Corp. in August 2009.

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

In January 2015, our board of directors approved our Phase 3A expansion project. We completed the construction and installation of Phase 3A at the end of 2016 and achieved full production capacity of 18,000 MT per annum in the first quarter of 2017. In August 2017, our board of directors approved the Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT by the end of June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which each increased our production capacity by 35,000 MT. We completed the Phase 4A project and ramped it up to full production capacity in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from lower unit cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual production capacity to 105,000 MT in January 2022. In December 2021, we entered into a strategic cooperation framework agreement with Baotou City, Inner Mongolia, to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT (i.e., our Phase 5 expansion project, comprising Phase 5A and Phase 5B), and for the semiconductor industry with a total annual production capacity of 21,000 MT, silicon metal projects with a total annual production capacity of 300,000 MT and silicone projects with a total annual production capacity of 200,000 MT in Baotou. In the first phase, we completed the construction of the Phase 5A project in April 2023 and ramped it up to its full capacity in June 2023, which increased our annual production capacity of polysilicon for the solar industry to 205,000 MT. In the second phase, we completed the construction of the Phase 5B project and began production in May 2024, which increased our annual production capacity for polysilicon to 305,000 MT. Our 1,000 MT polysilicon project for the semiconductor industry also began production in May 2024.

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

In August 2015, our board of directors and the Audit Committee approved the restructuring plan of Xinjiang Daqo in order for it to meet certain PRC legal requirement for listing on the National Equities Exchange and Quotations, or the New Third Board, an emerging over-the-counter securities market in China. Pursuant to the restructuring plan, Xinjiang Daqo Investment subscribed for newly issued equity interest of Xinjiang Daqo representing 1% of the total outstanding equity of Xinjiang Daqo, and the restructuring was completed in December 2015. In April 2016, Xinjiang Daqo received approval to list its shares on the New Third Board. In June 2016, Xinjiang Daqo was listed on the New Third Board. In May 2018, Xinjiang Daqo was voluntarily delisted from the New Third Board, because the effectiveness and efficiency of the financing activities on the New Third Board did not meet our expectations. In December 2018, we approved for our subsidiary, Xinjiang Daqo, to acquire an 100% equity interest of Xinjiang Daqo Investment, a wholly-owned subsidiary of Daqo Group and an affiliated company of the Company, for a total consideration of $16.0 million.

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

In June 2020, we announced our strategic plan to complete a listing of shares of our principal operating subsidiary, Xinjiang Daqo, on the Shanghai Stock Exchange’s Sci-Tech innovation board, known as the STAR Market. STAR Market listing requires Xinjiang Daqo to have multiple shareholders. As a result, we sold 4.4% of Xinjiang Daqo’s shares at the aggregate consideration of RMB199.05 million to Mr. Guangfu Xu, Mr. Xiang Xu, Mr. Dafeng Shi and Mr. Longgen Zhang, respectively. Following the transaction, we beneficially owned 95.6% of equity interest in Xinjiang Daqo. In July 2021, Xinjiang Daqo completed its initial public offering and listing on the STAR Market and raised net proceeds of approximate RMB6.07 billion in this offering. In February 2022, Xinjiang Daqo applied with the Shanghai Stock Exchange to conduct a private offering to qualified institutional investors, intending to raise up to RMB11 billion from this private offering for our 100,000 metric tons of polysilicon expansion project in Baotou, Inner Mongolia, China, and to supplement our working capital. As of March 31, 2025, we beneficially own a 72.8% equity interest in Xinjiang Daqo.

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

We are a leading high-purity polysilicon manufacturer based in China. We utilize the chemical vapor deposition process, or the “modified Siemens process,” with upgraded Hydrochlorination technology, to produce polysilicon, and have fully implemented the closed loop system to produce high-quality polysilicon cost-effectively. We manufacture and sell high-purity polysilicon to photovoltaic product manufacturers, who further process our polysilicon into ingots, wafers, cells and modules for solar power solutions. Currently, our annual production capacity for polysilicon is 305,000 MT, including 105,000 MT of production capacity in Xinjiang and 200,000 MT of production capacity in Inner Mongolia. We improve our production efficiency and increase our output through technological improvements, adoption of process innovation and refinement as well as equipment enhancement. Actual production volume may exceed the production capacity due to operational improvements we may implement at our facilities in response to market conditions.

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

We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at our facilities. We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2024, our major polysilicon customers included operating entities of major silicon wafer producers and vertical integrated solar manufacturers.

Quarterly sales volume for polysilicon in 2024:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	FY 2024
Sales Volume
Polysilicon (MT)	53,987	43,082	42,101	42,191	181,362

Our Products

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs. Our annual production capacity for polysilicon increased from 35,000 MT to 70,000 MT in December 2019 and further increased to 305,000 MT in the third quarter of 2024. Our actual production volume of polysilicon in 2023 and 2024 was 197,831 MT and 205,068 MT, respectively. We are one of the best-quality polysilicon makers in China. In 2024, over 99% of our polysilicon was sold to mono-wafer applications which require higher quality as compared to multi-wafer applications. In 2024, our N-type polysilicon, which requires higher quality as compared to P-type polysilicon, reached approximately 70% of our total products produced.

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

Approximate
	Annual		Commercial	Fully
	Production	Construction	Production	Ramped-up
	Capacity	Period	Period	Production
Phase 2A facilities	5,000 MT	Second quarter of 2011 – September 2012	First quarter of 2013 – Present	March 2013
Capacity enhancement of Phase 2A facilities	1,150 MT	July 2013 – January 2014	January 2014 – Present	First quarter of 2014
Phase 2B facilities	6,000 MT	April 2014 – June 2015	July 2015 – Present	Third quarter of 2015
Phase 3A facilities	5,850 MT	July 2015 – December 2016	First quarter of 2017 – Present	First quarter of 2017
Phase 3B facilities	12,000 MT	January 2018 – October 2018	December 2018 – Present	December 2018
Debottlenecking project of Phase 3B facilities	5,000 MT	April 2019 - June 2019	June 2019 - Present	Second quarter of 2019
Phase 4A facilities	35,000 MT	May 2018 – September 2019	September 2019 – Present	December 2019
Phase 4B facilities	35,000 MT	March – December 2021	December 2021 – Present	February 2022
Phase 5A facilities	100,000 MT	March 2022 – April 2023	April 2023 – Present	June 2023
Phase 5B facilities	100,000 MT	March 2023 – May 2024	May 2024 – Present	N/A(1)
Polysilicon for semiconductor	1,000 MT	March 2022 – December 2024	May 2024	N/A(1)

Note:

(1)

We currently do not have an expected ramp-up schedule for our Phase 5B facilities or our polysilicon project for the semiconductor industry, primarily due to adverse market conditions. We will adjust our production plans for these projects based on market conditions.

We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our board of directors approved the Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT in June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which each increased our production capacity by 35,000 MT. We completed the Phase 4A project and began pilot production in September 2019. We reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from low cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual production capacity to 105,000 MT in January 2022. We began the construction of our Phase 5A project in March 2022 and completed it in April 2023. We ramped it up to its full capacity in June 2023, which increased our total annual production capacity of polysilicon for the solar industry to 205,000 MT. We began the construction of our Phase 5B project in March 2023 and began production in May 2024, which increased our total annual production capacity of polysilicon for the solar industry to 305,000 MT. In addition, we began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and began production in May 2024. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.”

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

We sample each lot of polysilicon harvested from the deposition reactors and keep the samples for product quality tracking purpose. We also set up a product tracking system to trace back all shipped products to the samples we keep and to our database, which contains detailed information of each shipment. We received the ISO 9001:2008 certification for our quality assurance system for our Xinjiang plant, which we believe demonstrates our technological capabilities and inspires customer confidence. In 2014, Xinjiang Daqo was first recognized as a high and new technology enterprise. We have successfully renewed this certificate for Xinjiang Daqo to November 2026. In 2024, Inner Mongolia Daqo New Energy was also recognized as a high-tech enterprise, effective for three years. We will continue to apply for renewal of the certificates upon their expiration. In addition, in 2014, Xinjiang Daqo was recognized for its compliance with the “Photovoltaic Manufacture Industry Standard” issued by the Ministry of Industry and Information Technology of the PRC.

In order to facilitate our production of photovoltaic products and ensure the quality of the finished product, we conduct analysis for raw materials, in-process products and finished products and monitor the environmental impact and safety throughout the production process.

Customers and Sales

We currently sell polysilicon to China-based photovoltaic product manufacturers. As of December 31,2024, our major polysilicon customers included operating entities of major silicon wafer producers and vertical integrated solar manufacturers.

We sell a substantial portion of our polysilicon to a limited number of customers. Our top three customers in aggregate accounted for 54.7%, 64.4% and 53.8% of our continuing operations’ total revenues in 2022, 2023 and 2024, respectively.

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

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. We have one of the leading research and development teams among polysilicon manufacturers in China. Our research and development team consists of 822 experienced researchers and engineers. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. In 2024, we completed 59 research and technology or process improvement projects to enhance our polysilicon manufacturing process, and successfully registered 112 patents with the State Intellectual Property Office of the PRC.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of December 31, 2024, we held 429 patents and had 161 additional pending patent applications covering different aspects of the polysilicon and wafer manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

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

Competition

We face competition in China and in the international markets in which we have sales. The photovoltaic market is dominated by a few major manufacturers with a large number of small manufacturers competing for the remaining small portion of the market. We face competition mainly from top manufacturers who have succeeded in establishing a strong brand name and relationships with solar companies.

For our polysilicon business, our major international competitors include Wacker, OCI and Hemlock, and our major competitors in China include GCL-Poly, Xinte Energy, Tongwei Yongxiang, Asia Silicon, and Xinjiang East Hope New Energy. There are also new entrants into the polysilicon manufacturing market in China, such as Lihao Semiconductor and Hoshine Silicon Industry. In addition, some solar cell and module manufacturers might have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales. Furthermore, the demand for our polysilicon may be adversely affected by alternative technologies in cell manufacturing. The vast majority of silicon-based photovoltaic cell manufacturers currently use chunk or granular polysilicon. However, alternative technologies that use little to no silicon in the production of solar cells are being developed in cell manufacturing. One example of such technology is thin-film cell production. We believe that the solar cells made using thin-film technologies generally tend to have lower energy conversion efficiency than silicon-based solar cells. In addition, the manufacturing cost of silicon-based cells has been significantly reduced recently, which largely reduces or eliminates the historical cost advantage of thin-film cells. Another example of such technologies is the perovskite solar cell, which we believe is challenged by its low stability and currently cannot achieve large-scale production. Based on our management’s industry knowledge, we believe silicon-based cells will remain the most widely used solar photovoltaic cells in the near future.

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

In March 2023, the National Energy Administration and other three departments jointly issued the “Notice on Organizing and Carrying out the Construction of Pilot Counties for Rural Energy Revolution,” aiming to promote the development and utilization of renewable energy power generation in rural areas.

In November 2024, the Ministry of Industry and Information Technology of the People’s Republic of China issued the revised versions of the “Conditions for Photovoltaic Manufacturing Industry” and the “Interim Measures for the Administration of Photovoltaic Manufacturing Industry Standard Announcement,” providing stricter guidelines for local authorities to strategically plan photovoltaic manufacturing projects while encouraging photovoltaic companies to focus on technological innovation, product efficiency, and production cost controls.

On November 8, 2024, the Standing Committee of the National People’s Congress promulgated the Energy Law of the People’s Republic of China, which became effective on January 1, 2025. The Energy Law of the People’s Republic of China emphasizes promoting the development and utilization of wind energy and solar energy, adhering to both centralized and distributed development, accelerating the construction of wind power and photovoltaic power generation bases, supporting the nearby development and utilization of distributed wind power and photovoltaic power generation, developing offshore wind power in a reasonable and orderly manner, and actively developing solar-thermal power generation.

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

Admission of Foreign Investment

On March 15, 2019, the Foreign Investment Law of the PRC was issued by the National People’s Representative Meeting and took effect on January 1, 2020, pursuant to which the foreign investments in industries outside the Negative List, or the Special Administrative Measures on the Access of Foreign Investment (Negative List) jointly issued by the NDRC and the Ministry of Commerce of the PRC with the latest version amended on September 6, 2024 and enforced on November 1, 2024, are able to enjoy national treatment.

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

As a result of the seasonal fluctuations, our customers may decide to adjust their production volume and manufacturing capacity utilization based on the anticipated or actual effect of the seasonal demand patterns in solar PV end-markets, and as a result may increase or decrease their polysilicon orders. This may have a significant impact on our customer demand and orders, as well as on our polysilicon product pricing and margins. This pattern may change, however, as a result of industry growth, government policy changes, new market opportunities, or new product introductions.

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

C.Organizational Structure

 The following diagram illustrates our corporate structure, including our principal subsidiaries, as of March 31, 2025.

Notes:

(1)

As of March 31, 2025, individual owners of Daqo Group that are affiliated to us, including Messrs. Xiang Xu, Guangfu Xu, Dafeng Shi, Fei Ge and Ms. Xiaoyu Xu, beneficially hold equity interests in Daqo Cayman directly and through three personal holding companies incorporated in the British Virgin Islands. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(2)	Indicates jurisdiction of incorporation.
(3)	Indicates companies within the listing group.

D.Property, Plants and Equipment

Our Phase 2A, Phase 2B, Phase 3A, Phase 3B, Phase 4A and Phase 4B production facilities in Shihezi Xinjiang had approximately 1,221,044 square meters of office and manufacturing space in total as of December 31, 2024. As of the same date, we had been granted land use rights to approximately 1,221,044 square meters of land where our plants and offices are situated. These land use rights are usually valid for a period of fifty years, starting from the date of grant from the local government in Xinjiang.

Our Phase 5A, Phase 5B and semi-grade polysilicon facilitates are located in Baotou, Inner Mongolia, with approximately 2,134,406 square meters of office and manufacturing space in total as of December 31, 2024. As of the same date, we had been granted land use rights to approximately 2,134,406 square meters of land where our plants and offices are situated. These land use rights are usually valid for a period of fifty years, starting from the date of grant from the local government in Baotou.

We believe that our existing facilities, together with our facilities under construction, are adequate for our current and foreseeable requirements. See “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures” for a discussion of our capital expenditures.

Environmental and Safety Matters

Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. We believe we are in compliance with all present national and local environmental protection and emission requirements in all material respects and have all the necessary environmental permits to conduct our business in China. We process all our waste water and waste gas through various treatments so that they meet the respective national discharge standard and to achieve zero discharge of waste water. In addition, according to the professional appraisal, most of our solid waste is identified as general industrial solid waste that contains no toxins and can be recycled and reused. We have established a comprehensive pollution control system and installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the waste generated in our manufacturing process. We have also established a comprehensive emergency response system and carry out emergency drills to effectively manage various kinds of environmental incidents. However, we cannot assure you that our pollution controls will always be effective. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—Compliance with environmental regulations can be expensive, and non-compliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.”

We are required to undergo environmental protection and work safety acceptance inspections and obtain approval from relevant governmental authorities before our manufacturing lines are permitted to commence full production. Our production facilities are subject to various pollution control regulations with respect to noise and air pollution and the disposal of waste and other hazardous materials. In addition, we hold valid permits such as the Pollutant Discharge Permit and Work Safety License. Our installed atmospheric pressure containers and special equipment generally have been registered for inspection with regulatory authorities and have obtained relevant inspection reports and operation permits.

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

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2022, 2023 and 2024 and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

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

Overview

We are a leading high-purity polysilicon manufacturer based in China currently with an annual production capacity of 305,000 MT. We believe our production cost for polysilicon is one of the lowest and our product quality is one of the best in China.

We strive to improve our polysilicon production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement, as well as equipment enhancement. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT in January 2022, which increased our total annual production capacity to 105,000 MT. We began the construction of our Phase 5A project in Baotou in March 2022 and completed it in April 2023.We ramped it up to its full capacity in June 2023, which increased our total annual production capacity to 205,000 MT. We began the construction of our Phase 5B project in March 2023 and began production in May 2024, which increased our total annual production capacity to 305,000 MT. In addition, we began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and began production in May 2024.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2024, our major polysilicon customers included operating entities of major silicon wafer producers and vertical integrated solar manufacturers.

We expanded to the downstream photovoltaic manufacturing business by commencing commercial production of wafers in July 2011. In September 2018, we decided to discontinue our operations in Chongqing, including wafer manufacturing, which have since been recognized as our discontinued operations. By the end of 2020, Chongqing Daqo had completely ceased operations.

We have achieved considerable developments since we commenced commercial production of polysilicon in July 2008. We produced 133,812 MT, 197,831 MT and 205,068 MT of polysilicon and sold 132,909 MT, 200,002 MT and 181,362 MT in 2022, 2023 and 2024, respectively. We generated revenues of $4,608.4 million, $2,307.7 million and $1,029.1 million in 2022, 2023 and 2024, respectively. We had a gross profit of $3,407.9 million and $920.7 million in 2022 and 2023, respectively, and a gross loss of $212.9 million in 2024. Our gross margin was 74.0%, 39.9% and negative 20.7% in 2022, 2023 and 2024, respectively. We achieved net income attributable to Daqo New Energy Corp. shareholders of $1,819.8 million and $429.5 million in 2022 and 2023, respectively, and net loss attributable to Daqo New Energy Corp. shareholders of $345.2 million in 2024.

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

Demand for photovoltaic products

Our business and revenue growth are, in part, dependent on the demand for photovoltaic products. The photovoltaic industry remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Although demand for photovoltaic products has grown significantly in recent years, the global economic slowdown and turmoil in the global financial markets, including the impact of COVID-19; slowdown of the Chinese economy; rising geopolitical conflicts, such as the Russia-Ukraine war and related sanctions against Russia and energy crisis, and the Israel-Hamas war and other conflicts in the Middle East; and higher inflation and relatively high interest rate levels despite recent interest rate cuts, have made solar energy less cost competitive and less attractive as an alternative source of energy.

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

According to industry research, global solar PV installations in 2024 totaled approximately 530 GW, representing an increase of 35.9% from 390 GW in 2023. The annual newly added solar PV installations in China were estimated to be approximately 278 GW in 2024, compared to 217 GW in 2023 and 87 GW in 2022. China continued to rank as the largest solar PV market globally, with the United States and India ranking the top three globally, in terms of annual newly installed capacity in 2024. According to several solar PV market reports and our estimation, we currently expect global PV solar installations in 2025 to be approximately 550 to 600 GW.

Product prices

The selling prices of our photovoltaic products are volatile and cannot be predicted with certainty. Our gross margin increased from 65.4% in 2021 to 74.0% in 2022, primarily due to higher ASPs of polysilicon. Our gross margin decreased to 39.9% in 2023, primarily due to decreases in ASPs of polysilicon. In 2024, our gross margin decreased to negative 20.7%, primarily due to lower ASPs and inventory impairment.

Company’s quarterly polysilicon external sales volume and ASPs from 2019 to 2024 (VAT excluded):

Product mix

The proportion of our revenues that are generated from the sales of other photovoltaic products, also referred to as product mix, affects our revenues and profitability. We generate revenues primarily from sales of polysilicon. In 2024, our N-type polysilicon, which requires higher quality as compared to P-type polysilicon, reached approximately 70% of our total products produced. We also historically generated revenues from other products. For example, we generated revenue from sales of modules for the first three quarters of 2012 before we sold 100% of our equity interests of Nanjing Daqo in September 2012. We also generated revenue from sales of wafers produced in our facilities in Chongqing from 2011 to 2018, when we decided to discontinue our wafer manufacturing business. Since our discontinuation of the wafer manufacturing business, we have focused on our core business of polysilicon manufacturing, which is currently the only segment to generate revenue.

Our production capacity and utilization

We focus on our core businesses and are committed to expanding our capacity and further improving our operational efficiency, cost structure and product quality by adopting new technologies and optimizing the manufacturing processes. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual production capacity to 105,000 MT in January 2022. Our Phase 5 project of polysilicon for the solar industry in Baotou comprises Phase 5A and Phase 5B. We began the construction of our Phase 5A project in March 2022 and completed it in April 2023. We ramped it up to its full capacity in June 2023, which increased our total annual production capacity to 205,000 MT. We began the construction of our Phase 5B project in March 2023 and began production in May 2024, which increased our total annual production capacity to 305,000 MT. We also began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and began production in May 2024.

Our polysilicon production costs consist primarily of the costs of electricity and other utilities, raw materials, labor and depreciation. In our polysilicon manufacturing facilities in Xinjiang, because of the abundant coal resources, the local electricity rate is much lower than that in most areas in China. This cost advantage, along with our operational expertise, enables us to become one of the lowest cost producers around the globe. We have implemented additional measures to reduce our production costs through technology, process and equipment improvement. During 2021, our production cost increased as compared to 2020, primarily due to increasing cost of raw materials. However, if the impact of higher raw material cost is excluded, we still achieved lower production cost, primarily due to our efforts in additional energy savings and improvement on manufacturing efficiency. During 2022, our production cost decreased as compared to 2021, primarily due to lower raw material cost and improved operational efficiency. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations. During 2023, our production cost decreased to $6.78/kg as compared to 2022, primarily due to continued improvement in operational efficiency and greater economies of scale. During 2024, our production cost decreased to $6.44/kg as compared to 2023, primarily due to continued improvement in our operational efficiency, lower cost of raw materials, and temporary shut-down of our older production lines in light of market downturns.

Indicative polysilicon production cost breakdown in Q4 2024:

Components of Results of Operations

Revenues

Our revenues are derived from the sale of polysilicon. We plan to continue to focus on our current polysilicon production business to further improve operation efficiency, cost structure and product quality.

We commenced polysilicon production in 2008. We produced 133,812 MT, 197,831 MT and 205,068 MT of polysilicon and sold 132,909 MT, 200,002 MT and 181,362 MT of polysilicon in 2022, 2023 and 2024, respectively. Our polysilicon selling prices are directly affected by global supply and demand conditions. In 2022, the annual average selling price increased by 49.5% as compared to 2021, primarily due to the robust global demand for solar PV products and a relative shortage in polysilicon supply. In 2023, the annual average selling price decreased by 66.7% as compared to 2022, primarily due to new production capacities and oversupply of polysilicon in the market. In 2024, the annual average selling price decreased by 50.7% as compared to 2023, primarily due to the continued oversupply in the market. We generated revenues of $4,608.4 million, $2,307.7 million and $1,029.1 million in 2022, 2023 and 2024, respectively. We achieved net income attributable to our shareholders of $1,819.8 million and $429.5 million in 2022 and 2023, respectively, and net loss attributable to our shareholders of $345.2 million in 2024.

We have entered into framework agreements with some of our customers. These contracts typically contain binding terms related to the sales volume of our polysilicon during the contract term. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are placed. Such pricing determination method has caused, and is expected to continue to cause, fluctuations in our revenues and results of operations. In 2022, our top three customers accounted for approximately 29.9%, 13.3% and 11.5% of our revenues, respectively, and the three customers in aggregate accounted for approximately 54.7% of our revenues. In 2023, our top three customers accounted for approximately 22.7%, 22.7% and 19.0% of our revenues, respectively, and the three customers in aggregate accounted for approximately 64.4% of our revenues. In 2024, our top three customers accounted for approximately 21.5%, 16.3% and 16.0% of our revenues, respectively, and the three customers in aggregate accounted for approximately 53.8% of our revenues.

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

We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT in January 2022. We began the construction of our Phase 5A project in March 2022, completed it in April 2023 and ramped it up to its full capacity in June 2023. We began the construction of our Phase 5B project in March 2023 and began production in May 2024, which increased our total annual production capacity to 305,000 MT. We also began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and began production in May 2024.

Operating expenses/income

Our operating expenses include selling, general and administrative expenses and research and development expenses, which are partially offset by other operating income as described below.

Selling, general and administrative expenses

Our selling, general and administrative expenses consist primarily of share-based compensation, salaries and benefits for our administrative, finance and sales personnel, packaging and shipping costs, consulting fee and taxes. We expect that the amount of our selling, general and administrative expenses will fluctuate based on changes in our sales volume, our sales efforts, and the number of our personnel, and we expect to continue incurring professional expenses to support our operations as a listed company in the United States.

Long-lived assets impairment

Our long-lived assets impairment is mainly related to our older polysilicon production facilities, primarily attributable to the continuous downward trend in the polysilicon selling prices that impaired the recoverability of carrying amounts of these assets.

Allowance for expected credit loss

Our allowance for expected credit loss is primarily attributable to uncertainties in recoverability of long-aged receivables.

Research and development expenses

Our research and development expenses consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses to increase in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products, and expand our polysilicon manufacturing business. Our research and development expenses in 2022, 2023 and 2024 primarily resulted from continuous technology improvement projects for polysilicon production.

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

Xinjiang Daqo is a foreign-invested enterprise established on February 22, 2011, located in Shihezi Economic Development Area in Xinjiang Autonomous Region. Inner Mongolia Daqo New Energy is a subsidiary of Xinjiang Daqo established on October 25, 2021, located in Baotou in Inner Mongolia Autonomous Region. According to Announcement No.23 [2020] of the Ministry of Finance, State Taxation Administration and National Development and Reform Commission, Xinjiang Daqo and Inner Mongolia Daqo New Energy were established in western China and meet certain requirements for a preferential tax rate under the announcement, and therefore are entitled to a preferential tax rate of 15% until December 31, 2030. During the years ended December 31, 2022, 2023 and 2024, Xinjiang Daqo and Inner Mongolia Daqo New Energy were entitled to a preferential tax rate of 15%. Other PRC subsidiaries are subject to the statutory rate of 25%.

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. In accordance with applicable accounting principles of ASC 740-30, a deferred tax liability shall be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis of an investment in a foreign subsidiary, except for the indefinite reinvestment exception. Before Xinjiang Daqo’s initial public offering in China in 2021, we determined that the undistributed earnings of Xinjiang Daqo had been and would be indefinitely reinvested, and no deferred tax liability was recognized on the undistributed earnings of Xinjiang Daqo. Upon the completion of Xinjiang Daqo’s IPO in 2021, Xinjiang Daqo’s dividends distribution policy changed to that its accumulated dividends distributed in cash in the recent three years must not be less than 30% of its average annual distributable profits in the past three years, to be compliant with PRC listing rules. That means, no less than 10% of its annual attributable profit would be distributed during each of the recent three years since 2021. We recorded liabilities for withholding income tax based on an estimate that 40.24% and 15.50% of distributable profit from Xinjiang Daqo and its subsidiaries for the years ended December 31, 2022 and 2023 would be distributed, and the remaining distributable profit will be used indefinitely for reinvestments within the PRC. For the year ended December 31, 2024, Xinjiang Daqo recorded net loss and therefore did not have any distributable profit.

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

	Year Ended December 31,
	2022	2023	2024

	US$ in thousands
Revenues	4,608,350	2,307,695	1,029,080
Cost of revenues	(1,200,428)	(1,387,045)	(1,242,012)
Gross profit (loss)	3,407,922	920,650	(212,932)
Operating income (expenses):
Selling, general and administrative expenses	(354,074)	(213,241)	(143,089)
Long-lived assets impairment	—	—	(175,627)
Allowance for expected credit loss	—	—	(18,072)
Research and development expenses	(10,041)	(10,116)	(4,559)
Other operating (expenses) income , net	(3,181)	86,137	(9,813)
Total operating expenses, net	(367,296)	(137,220)	(351,160)
Income (expense) from operations	3,040,626	783,430	(564,092)
Interest income, net	14,473	52,302	30,223
Exchange gain (loss)	680	(17,367)	(2,378)
Investment income, net	1,110	109	18,186
Income (loss) before income taxes	3,056,889	818,474	(518,061)
Income tax (expense) benefit	(577,247)	(165,588)	69,907
Net income (loss)	2,479,642	652,886	(448,154)
Net income (loss) attributable to non-controlling interest	659,841	223,341	(102,939)
Net income (loss) attributable to Daqo New Energy Corp.’s ordinary shareholders	1,819,801	429,545	(345,215)

Note: “0” in above table means less than U.S.$1,000.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue. The revenue was $1,029.1million in 2024, representing a 55.4% decrease from $2,307.7 million in 2023, primarily due to significantly lower polysilicon ASPs and lower sales volume. All the polysilicon sold in 2023 was manufactured in our Xinjiang facilities, and the polysilicon sold in 2024 was manufactured in our Xinjiang and Inner Mongolia facilities. Our external sales volume decreased by 9.3% from 200,002 MT in 2023 to 181,362 MT in 2024. Our annual average selling prices decreased by 50.7% from $11.48/kg in 2023 to $5.66/kg in 2024.

Cost of revenue. The cost of revenue was $1,242.0 million in 2024, representing a 10.5% decrease from $1,387.0 million in 2023. The decrease in cost of revenue from product sales was primarily attributable to lower sales volume, as well as continued improvement in our operational efficiency and production process and the cost reduction in raw materials.

Gross profit (loss). We had a gross loss of $212.9 million in 2024, as compared with a gross profit of $920.7 million in 2023.

Selling, general and administrative expenses. Our selling, general and administrative expenses for continuing operations decreased to $143.1 million in 2024 from $213.2 million in 2023, primarily due to the reduction in non-cash share-based compensation cost related to our share incentive plan, which was $72.4 million and $121.0 million in 2024 and 2023, respectively.

Long-lived assets impairment. While we did not have this item in 2023, we had long-lived assets impairment of $175.6 million in 2024, mainly related to our older polysilicon facilities. Our long-lived assets impairment in 2024 was mainly because the continuous downward trend of the polysilicon selling prices impaired the recoverability of the carrying amounts of these assets.

Allowance for expected credit loss. Our allowance for expected credit loss was $18.1 million in 2024, mainly due to uncertainties in the recoverability of long-aged receivables. We did not have allowance for expected credit loss in 2023.

Research and development expenses. Our research and development expenses were $4.6 million in 2024, compared to $10.1 million in 2023. The research and development expenses vary from period to period reflecting the R&D activities that occur in such period.

Other operating (expenses) income, net. Other operating expenses were $9.8 million in 2024, compared to other operating income of $86.1 million in 2023. Our other operating expenses in 2024 were primarily attributable to loss of disposal on fixed assets. Our other operating income in 2023 were mainly attributable government subsidies.

Interest income, net. Our net interest income was $30.2 million in 2024, compared to net interest income of $52.3 million in 2023. The decrease in interest income was primarily due to lower cash at bank balance as well as lower bank interest rates.

Income tax (expense) benefit. Income tax benefit were $69.9 million in 2024, compared to income tax expense of $165.6 million in 2023, primarily because we recorded a loss before income taxes.

Net income (loss). As a result of the foregoing, net loss was $448.2 million in 2024, compared to net income of $652.9 million in 2023.

Net income (loss) attributable to our shareholders. As a result of the factors described above, we had net loss attributable to our shareholders of $345.2 million in 2024, compared to net income of $429.5 million in 2023.

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

Gross profit (loss). We had a gross profit of $920.7 million in 2023, representing a decrease of 73.0% from $3,407.9 million in 2022.

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

Other operating (expenses) income, net. Other operating income was $86.1 million in 2023, compared to other operating expenses of $3.2 million in 2022. Our other operating income in 2023 was primarily attributable to subsidies that we received from local government authorities, which vary from period to period at the discretion of the corresponding local government authorities.

Interest income, net. Our net interest income was $52.3 million in 2023, compared to net interest income of $14.5 million in 2022. The increase in interest income was primarily due to higher bank cash balance.

Income tax (expense) benefit. Income tax expenses were $165.6 million in 2023, compared to $577.2 million in 2022, primarily due to lower income before income taxes.

Net income (loss). As a result of the foregoing, net income was $652.9 million in 2023, compared to $2,479.6 million in 2022.

Net income (loss)attributable to our shareholders. As a result of the factors described above, we had net profit attributable to our shareholders of $429.5 million in 2023, a 76.4% decrease from $1,819.8 million in 2022.

B.	Liquidity and Capital Resources

Liquidity

Our cash, cash equivalents and restricted cash increased by $2,796.4 million during 2022, decreased by $472.4 million during 2023 and decreased by $2,009.6 million during 2024. Net cash provided by operating activities was $2,462.7 million and $1,616.0 million in 2022 and 2023, respectively, and net cash used in operating activities was $435.4 million in 2024. Net cash used in investing activities was $998.4 million, $1,196.0 million and $1,480.8 million in 2022, 2023 and 2024, respectively. Net cash provided by financing activities was $1,472.1 million in 2022, and net cash used in financing activities was $795.4 million and $47.4 million in 2023 and 2024, respectively.

We believe that our cash, cash equivalents, and fixed term deposits will be sufficient to meet our working capital and capital expenditure needs that will arise in 2025 and beyond.

The following significant developments in 2024 and the first quarter of 2025 have impacted our liquidity or are expected to impact our liquidity:

●	As of December 31, 2024, our current assets exceeded our current liabilities by $2,110.3 million, and our amounts due to related parties of $10.2 million were included in our current liabilities. As of December 31, 2024, we had cash, cash equivalents and restricted cash of $1,038.3 million and fixed-term deposits of $1,114.8 million. We did not have any bank borrowings as of the same date. As of December 31, 2024, commitments outstanding for the purchases of property, plant and equipment approximated $109.7 million, which will be due subsequent to our receipt of the property, plant and equipment we purchased.

●	In December 2021, we entered into a strategic cooperation framework agreement with Baotou City to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT (i.e., our Phase 5 expansion project) and for the semiconductor industry with a total annual production capacity of 21,000 MT, silicon metal projects with a total annual production capacity of 300,000 MT and silicone projects with a total annual production capacity of 200,000 MT in Baotou City, Inner Mongolia. These projects will be conducted in several phases. In the first phase, we began the construction of our Phase 5A project, a 100,000 MT polysilicon project for the solar industry, in March 2022 and completed it in April 2023. We began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and began production in May 2024. In the second phase, we began the construction of our Phase 5B project, a 100,000 MT polysilicon project for the solar industry, in March 2023 and began production in May 2024. As of December 31, 2024, we have spent a total of RMB18.2 billion ($2.5 billion) on the above projects, and we estimate our total investments for the above projects of the first and second phases in Baotou City to be approximately RMB20.61 billion ($2.82 billion). Given adverse market conditions, we currently do not expect to incur material capital expenditures in the near future.
●	In July 2024, our board of directors approved a $100 million share repurchase program to repurchase up to US$100 million worth of our issued and outstanding ordinary shares or ADSs, effective until June 30, 2025. The timing of repurchase, number of shares repurchased and prices paid will depend upon our operations and market conditions, as well as corporate governance and regulatory restrictions.

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

Cash Flows and Working Capital

Polysilicon production requires intensive capital investment. Due to our relatively short operating history, our financing has been primarily through sales of polysilicon, bank borrowings, advances from customers and equity offerings. The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2022	2023	2024

	(in thousands of US$)
Net cash provided by (used in) operating activities	2,462,652	1,616,042	(435,423)
Net cash used in investing activities	(998,416)	(1,195,955)	(1,480,780)
Net cash provided by (used in) financing activities	1,472,091	(795,398)	(47,356)
Effect of exchange rate changes	(139,942)	(97,083)	(46,048)
Net increase (decrease) in cash, cash equivalents and restricted cash	2,796,385	(472,395)	(2,009,607)
Cash, cash equivalents and restricted cash, at the beginning of the year	723,966	3,520,351	3,047,956
Cash, cash equivalents and restricted cash, at the end of the year	3,520,351	3,047,956	1,038,349
Supplemental disclosure of cash flow information:
Interest paid	7,926	4,719	—
Income taxes paid	350,583	289,529	102,496
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in the ending balance of payables	251,127	421,024	409,472
Purchases of property, plant and equipment included in the ending balance of amounts due to related parties - short-term portion	4,082	6,492	6,028

Our cash, cash equivalents and restricted cash increased by $2,796.4 million during 2022, decreased by $472.4 million during 2023 and decreased by $2,009.6 million during 2024. As of December 31, 2024, we had $1,006.5 million in cash and cash equivalents and $31.8 million in restricted cash. Restricted cash was primarily composed of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit and bank notes and cash preserved in relation to our pending litigation with a supplier. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturity of three months or less.

As of December 31, 2024, we had a positive working capital (total current assets in excess of total current liabilities) of $2,110.3million. We had cash, cash equivalents and restricted cash of $1,038.3 million and did not have any short-term or long-term bank borrowings, as of December 31, 2024. We had total capital commitments of $109.7 million as of the same date.

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

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 was $435.4 million, primarily resulting from $1,192.1 million in payments for raw materials and utilities, $157.8 million in employee salaries and welfare payment, and tax paid of $124.1 million, partially offset by $1,038.6 million in cash received from the sales of our products. We generated negative operating cash flow in 2024. The fluctuation was primarily due to lower revenues and negative gross margin.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 was $1,480.8 million, primarily resulting from payments for the purchase of property, plant and equipment, land use rights, fixed-term deposit and short-term investments in a total amount of $4,572.6 million and offset by redemption of fixed-term deposit and short-term investments of $3,091.8 million.

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

Financing Activities

Net cash used in financing activities from continuing operation for the year ended December 31, 2024 was $47.4 million, primarily resulting from dividend payment by Xinjiang Daqo of $35.8 million, payments for repurchase of shares by Xinjiang Daqo of $7.7 million and our share repurchase of $5.0 million.

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

Capital Expenditures

In 2022, we incurred capital expenditure of $1,030.0 million for our Phase 4B and Phase 5A expansion projects. In 2023, we incurred capital expenditure of $1,100.7 million for our Phase 5A and Phase 5B expansion projects and our 1,000 MT polysilicon project for the semiconductor industry. In 2024, we incurred capital expenditure of $346.2 million for our Phase 5A and Phase 5B expansion projects and our 1,000 MT polysilicon project for the semiconductor industry. The capital expenditure per unit in Phase 1, Phase 2A, Phase 2B, Phase 3A, Phase 3B, Phase 4A, Phase 4B, Phase 5A, Phase 5B and the 1,000 MT polysilicon project was $114.0/kg, $56.8/kg, $26.7/kg, $16.5/kg, $14.2/kg, $13.0/kg, $18.4/kg, $11.6/kg, $13.3/kg and $141.7/kg, respectively, as of December 31, 2024. For additional information, see also “—B. Liquidity and Capital Resources” and “Item 4. Information on the Company—B. Business Overview—Manufacturing Capacity” in this annual report.

The total capital expenditures for our Phase 5A and Phase 5B expansion projects and 1,000 MT polysilicon project for the semiconductor industry are approximately $1,160.3 million, $1,334.5 million and $141.7 million, respectively, of which an aggregate of $2,497.2 million had been spent as of December 31, 2024. We intend to use cash generated from operating activities and take other actions to obtain alternative sources of financing, such as obtaining loan facilities from financial institutions, raising funds from the capital markets or entering into capital arrangements to meet our capital expenditure requirements.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Market Trends

Global solar PV installations in 2024 totaled approximately 530 GW, representing a 35.9% increase from 390 GW in 2023. In 2024, the annual newly added solar PV installations in China were approximately 278 GW, higher than 217 GW in 2023. According to several solar PV market reports and our estimation, we expect global solar PV installations in 2024 to be approximately 550 to 600 GW.

Operational Trends

We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total production capacity to 105,000 MT in January 2022. We also plan to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT (i.e. our Phase 5 expansion project) and for the semiconductor industry with a total annual production capacity of 21,000 MT and silicon metal projects with a total annual production capacity of 300,000 MT in Baotou. We completed the construction of the Phase 5A project in April 2023 and ramped it up to its full capacity in June 2023, which increased our annual production capacity of polysilicon for the solar industry to 205,000 MT. We began the construction of our Phase 5B project in March 2023 and began production in May 2024, which increased our annual production capacity of polysilicon for the solar industry to 305,000 MT. We began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and began production in May 2024.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2024 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

We have compared the useful lives and residual value of each asset category with the comparable companies in the industry, and we are not aware of any significant variances. Changes in estimated useful lives of our assets could significantly impact future periods’ depreciation expense and have a material impact on our Consolidated Financial Statements. If the estimated useful lives of all depreciable assets were increased by five years, annual depreciation expense would decrease by approximately $52.56 million. If the estimated useful lives of all depreciable assets were decreased by five years, annual depreciation expense would increase by approximately $216.38 million. We are projecting an increase in our depreciation expense in 2025 versus 2024 which is mainly driven by an increase in our projected depreciable asset base.

Impairment of Long-Lived Assets

We evaluate our long-lived assets or asset group for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable.

When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows or market prices. Our management determines the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporates significant assumptions including revenue growth rate, gross margin, and discount rate. These assumptions might be affected by expectations about future market and economic conditions.

We did not recognize any impairment loss on long-lived assets in 2022 or 2023. We recognized impairment loss on long-lived assets of $175.6 million in 2024.

Recent Accounting Pronouncements

There is no recently issued accounting pronouncement or accounting pronouncement not yet adopted that has or would have material impact on our consolidated financial statements.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Xiang Xu	54	Chairman of the board of directors and chief executive officer
Guangfu Xu	82	Director
Dafeng Shi	52	Director
Fei Ge	61	Director
Xiaoyu Xu	29	Director and deputy chief executive officer
Fumin Zhuo	73	Independent director
Rongling Chen	83	Independent director
Minsong Liang	56	Independent director
Shuming Zhao	72	Independent director
Arthur Wong	65	Independent director
Guoqing Chen	60	Independent director
Ming Yang	50	Chief financial officer

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

Ms. Xiaoyu Xu is one of our directors and our deputy chief executive officer. Ms. Xu has served as our director since November 2023 and our deputy chief executive officer since October 2024. Ms. Xu joined the Company in May 2023 as the investor relations head and board secretary. She previously worked at J.P. Morgan in the Corporate and Investment Bank department. Ms. Xu holds an MBA degree with a concentration in finance from the Wharton School at the University of Pennsylvania, and a Bachelor of Science degree in business administration from the Haas School of Business at the University of California, Berkeley. Ms. Xiaoyu Xu is the daughter of Mr. Xiang Xu.

Mr. Fumin Zhuo is one of our independent directors. Mr. Zhuo has served as our director since November 2009. He currently also serves as an independent director of a Shanghai Stock Exchange-listed company, Shanghai Xiao Fang Pharmaceutical Co., Ltd. Mr. Zhuo has over 45 years of experience in investment and corporate management. Mr. Zhuo is currently a founder and the chairman of V Star Capital. Since 2002, Mr. Zhuo has served as the chairman and chief executive officer of Vertex China Investment Company, the chairman of Venture Star Investment (HK) Limited and a managing partner of GGV Capital. From 1995 to July 2002, Mr. Zhuo was the chief executive officer of Shanghai Industrial Holding Ltd. and the chairman of SIIC Medical Science & Technology (Group). Prior to that, starting in 1987, Mr. Zhuo served as chief assistant officer of the Shanghai Economic System Reform Committee. Mr. Zhuo has extensive experience in venture capital fund formation, mergers and acquisitions, and investment management. Mr. Zhuo graduated from Shanghai Jiaotong University’s Electrical Engineering School in 1983 and then received his master’s degree in economics from Fudan University in 1995.

Mr. Rongling Chen is one of our independent directors. Mr. Chen has served as our director since October 2010. He served as Senior Advisor for ASML China from May 2015 to December 2021 and an independent director to a Shenzhen Stock Exchange-listed company, TCL Zhonghuan, from 2012 to 2024. Between 2010 and 2012 Mr. Chen was a vice president of Applied Materials and chief administration officer of Applied Materials China. Mr. Chen was an executive advisor of IMEC, a leading advanced semiconductor R&D center based in Belgium, and also a senior advisor and chairman of China advisory board to SEMI, a global industry association serving the manufacturing supply chains for the microelectronic, display and photovoltaic industries. Mr. Chen started working for Applied Materials in 1984, and has served in various senior positions, including vice president, chairman of Applied Materials China and head of China marketing and corporate affairs, before retiring in 2012. Mr. Chen received his bachelor’s degree in semiconductor devices and materials from Zhejiang University.

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

Mr. Arthur Wong is one of our independent directors. Mr. Wong has been serving as our director since December 2012. Mr. Wong currently serves as an independent director and Chairman of the Audit Committee of Microvast Holdings Inc (NASDAQ: MVST). From 2008 to 2018, Mr. Wong served as Chief Financial Officer for Asia New-Energy, Nobao Renewable Energy, GreenTree Inns Hotel Management Group and Beijing Radio Cultural Transmission Company Limited sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, with his last position as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants, the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

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

In 2024, our aggregate payment of cash to directors or executive officers was approximately $2.4 million. See “—Share Incentive Plans.” Our PRC subsidiaries are and were required, as the case may be, by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. We did not accrue or set aside any pension or similar retirement benefits for our executive officers and directors for the fiscal year ended December 31, 2024. Other than the aforementioned statutorily required contributions, we have not set aside or accrued any other amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Restricted Shares and Restricted Share Unites. The board or the committee is also authorized to make awards of restricted shares and restricted share units. Except as otherwise determined by the board or the committee at the time of the grant of an award or thereafter, upon termination of employment or service during the applicable restriction period, restricted shares that are at the time subject to restrictions shall be forfeited or repurchased in accordance with the respective award agreements. At the time of grant for restricted share units, the board or the committee shall specify the date on which the restricted share units shall become fully vested and non-forfeitable, and may specify such conditions to vesting as it deems appropriate.

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

As of March 31, 2025, excluding the expired and cancelled options, we have granted options to purchase a total of 23,393,525 of our ordinary shares and 94,293,015 restricted share units under our share incentive plans, of which options to purchase a total of 750 ordinary shares and 4,571,875 restricted share units were outstanding.

The following table summarizes the options and restricted share units granted as of March 31, 2025 to our senior executive officers, directors and to other individuals as a group since 2014, without giving effect to the options that were exercised or terminated, if any.

	Number	Exercise Price
Name	of Shares*	($/Share)	Date of Grant	Date of Expiration
Directors and officers as a group	5,791,875	0.59	January 12, 2015	January 11, 2025
	1,000,000	0.59	July 6, 2015	July 5, 2025
	9,079,992	N/A	February 3, 2017	February 2, 2027
	27,665,641	N/A	June 6, 2018	June 5, 2033
	4,512,500	N/A	December 21, 2018	December 20, 2033
	36,575,000	N/A	August 10, 2022	August 9, 2037
Other individuals as a group	1,342,500	0.59	January 12, 2015	January 11, 2025
	3,574,000	N/A	February 3, 2017	February 2, 2027
	8,595,000	N/A	June 6, 2018	June 5, 2033
	3,592,500	N/A	December 21,2018	December 20, 2033
	678,465	N/A	August 10, 2022	August 9, 2037
Total	102,407,473
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

In 2024, our audit committee held meetings four times and passed written resolutions twice.

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

In 2024, our Compensation Committee passed written resolutions once.

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

In 2024, our Corporate Governance and Nominating Committee held one meeting and passed written resolutions once.

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

D.	Employees

As of December 31, 2024, we had 4,749 employees, including 3,447 in manufacturing and quality assurance, 45 in purchasing, 822 in research and development, 24 in sales and marketing and 411 in general and administrative. In addition, we engaged independent contractors and temporary personnel from time to time. All of these employees and independent contractors are located at our facilities in Chongqing, Shanghai, Xinjiang and Inner Mongolia, China. We had a total of 4,099, 5,765 and 4,749 employees as of December 31, 2022, 2023 and 2024, respectively.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2025, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below are based on 335,283,577 ordinary shares outstanding as of March 31, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares
	Beneficially Owned
	Number	%
Directors and Executive Officers:
Guangfu Xu(1)	61,062,257	18.2
Xiang Xu(2)	38,389,434	11.4
Dafeng Shi(3)	8,309,691	2.5
Fei Ge(4)	11,142,242	3.3
Xiaoyu Xu(5)	—	—
Fumin Zhuo(6)	*	*
Rongling Chen(7)	*	*
Minsong Liang(8)	*	*
Shuming Zhao(9)	*	*
Arthur Wong(10)	*	*
Guoqing Chen(11)	—	—
Ming Yang(12)	*	*
All directors and executive officers as a group	121,015,511	36.0
Principal Shareholders:
Gold Intellect Limited(13)	39,000,000	11.6
Mr. Michael Gorzynski(14)	28,137,020	8.4
Duke Elite Limited(15)	15,923,750	4.7
Plenty China Limited(16)	14,820,000	4.4

*Beneficially owns less than 1% of our ordinary shares

Notes:

(1)	Consists of (i) 39,000,000 ordinary shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu, (ii) 4,298,563 ADSs, representing 21,492,813 ordinary shares owned by Mr. Guangfu Xu, and (iii) 569,444 ordinary shares issuable upon exercise of restricted share units held by Mr. Xu that are exercisable within 60 days from March 31, 2025. Mr. Guangfu Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.
(2)	Consists of (i) 3,184,750 ADSs, representing 15,923,750 ordinary shares, beneficially owned by Duke Elite Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, (ii) 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, (iii) 1,501,359 ADSs, representing 7,506,796 ordinary shares owned by Mr. Xiang Xu, and (iv) 138,889 ordinary shares issuable upon exercise of restricted share units held by Mr. Xu that are exercisable within 60 days from March 31, 2025. Mr. Xiang Xu’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.
(3)	Consists of (i) 3,449,584 ordinary shares held by Lucky Prosper Investments Limited, a British Virgin Islands company wholly owned and controlled by Mr. Dafeng Shi, (ii) 955,355 ADSs, representing 4,776,773 ordinary shares owned by Mr. Dafeng Shi, and (ii) 83,333 ordinary shares issuable upon exercise of restricted share units held by Mr. Shi that are exercisable within 60 days from March 31, 2025. Mr. Dafeng Shi’s business address is c/o No. 11, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Dafeng Shi is a director of our company.

(4)	Consists of (i) 2,214,560 ADSs, representing 11,072,798 ordinary shares owned by Mr. Fei Ge, and (ii) 69,444 ordinary shares issuable upon exercise of restricted share units owned by Mr. Ge that are exercisable within 60 days from March 31, 2025. The business address of Mr. Ge is c/o No. 66, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Fei Ge is a director of our company.
(5)	The business address of Ms. Xu is 29th Floor, Huadu Mansion, 838 Zhangyang Road, Pudong New District, Shanghai, PRC.
(6)	The business address of Mr. Zhuo is Room 1306, 13/F, Ruiming Building, No.117 Yincheng Road, Pudong New Area, Shanghai, PRC.
(7)	The business address of Mr. Chen is No.585, Apt.# 17D, Jianguoxi Road, Shanghai, PRC.
(8)	The business address of Mr. Liang is Room 806, Tower C, Vantone Center, No. 6 Chaoyangmenwai Street, Chaoyang District, Beijing, PRC.
(9)	The business address of Mr. Zhao is 2307 Anzhong Building, School of Business, Nanjing University, 16 Jinyin Jie, Nanjing, PRC.
(10)	The business address of Mr. Wong is 29th Floor, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.
(11)	The business address of Mr. Chen is 13th Floor, Tongji Science and Technology Building, No. 46 Guokang Road, Shanghai, PRC.
(12)	The business address of Mr. Yang is 29th Floor, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.
(13)	Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.
(14)	Pursuant to the Schedule 13G filed on November 14, 2024, as the sole Manager of Percy Rockdale LLC and as a manager and Executive Chairman of Continental General Holdings LLC, Mr. Michael Gorzynski may be deemed to beneficially own 28,137,020 Shares, consisting of (i) the 166,030 Shares underlying ADSs directly beneficially owned by Percy Rockdale LLC and (ii) the 27,970,990 Shares underlying ADSs directly beneficially owned by Continental General Insurance Company. Continental General Insurance Company is wholly owned by Continental Insurance Group, Ltd., which is in turn wholly owned by Continental General Holdings LLC. Pursuant to the above Schedule 13G, the business address of Mr. Gorzynski is 595 Madison Avenue, 30th Floor, New York, NY 10022.
(15)	Duke Elite Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company represented by ADSs held by Duke Elite Limited.
(16)	Plenty China Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company held by Plenty China Limited.

To our knowledge, as of March 31, 2025, 370,207,325 ordinary shares, representing approximately 86.6% of our total issued shares (including 1,240,461 ordinary shares issued to JPMorgan Chase Bank, N.A. for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans), were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our directors or executive officers that are shareholders or principal shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Related party transaction with Nanjing Daqo Transformer Systems Co., Ltd.

In 2024, we purchased fixed assets in the amount of $12.1 million from Nanjing Daqo Transformer Systems Co., Ltd.

Related party transactions with Chongqing Daqo Tailai Electric Co., Ltd.

In 2024, we purchased fixed assets in the amount of $28.7 million from Chongqing Daqo Tailai Electric Co., Ltd.

Related party transactions with Zhenjiang Daqo Intelligent Electric Co., Ltd

In 2024, we purchased fixed assets in the amount of $0.1 million from Zhenjiang Daqo Intelligent Electric Co., Ltd.

Related party transactions with Zhenjiang Moeller Electric Appliance Co., Ltd.

In 2024, we purchased fixed assets in the amount of $0.6 million from Zhenjiang Moeller Electric Appliance Co., Ltd.

Related party transactions with Nanjing Daqo Electric Co., Ltd.

In 2024, we purchased fixed assets in the amount of $0.6 million from Nanjing Daqo Electric Co., Ltd.

In 2024, we purchased raw materials in the amount of $1.4 million from Nanjing Daqo Electric Co., Ltd.

Related party transactions with Zhenjiang Electric Equipment Co., Ltd.

In 2024, we purchased raw materials in the amount of $0.02 million from Zhenjiang Electric Equipment Co., Ltd.

Related party transactions with Nanjiang Daqo Electric Institute Co., Ltd.

In 2024, we purchased fixed assets in the amount of $1.0 million from Nanjiang Daqo Electric Institute Co., Ltd.

Related party transactions with Nanjing Daqo Automation Technology Co., Ltd.

In 2024, we purchased fixed assets in the amount of $0.9 million from Nanjing Daqo Automation Technology Co., Ltd.

Related party transactions with Jiangsu Daqo Changjiang Electric Co., Ltd.

In 2024, we purchased fixed assets in the amount of $7.8 million from Jiangsu Daqo Changjiang Electric Co., Ltd.

Related party transactions with Jiangsu Daqo Enclosed Busbar Systems Co., Ltd.

In 2024, we purchased fixed assets in the amount of $0.7 million from Jiangsu Daqo Enclosed Busbar Systems Co., Ltd.

In 2024, we purchased raw materials in the amount of $0.2 million from Jiangsu Daqo Enclosed Busbar Systems Co., Ltd.

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

In July 2023, Xinjiang Daqo was sued by two silicon core processing service suppliers for a contract dispute. The plaintiffs requested for termination of the contract and compensation for their economic losses totaling RMB1,847.8 million, which consists largely of alleged consequential damages of the plaintiffs. In July 2024, we received the court’s verdict, which affirmed termination of the business cooperation agreement and ordered Xinjiang Daqo to compensate the plaintiffs for their direct losses and attorney fees totaling RMB3.16 million, while rejecting the plaintiffs’ claims for consequential damages. In March 2024, we received the second instance court’s verdict, which vacated the decision of the first instance and remanded the case for a new trial. In April 2025, we received court summons, in which the plaintiffs further reduced the requested amount of compensation from Xinjiang Daqo to RMB742.7 million. The case is still pending the final verdict. No contingent liabilities with respect to this contract dispute were recorded in 2024. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our operations are subject to natural disasters, adverse weather conditions, operating hazards, environmental incidents, labor disputes and litigation risks” for more information.

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

ITEM 9.THE OFFER AND LISTING

A.	Offering and Listing Details

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

ITEM 10.ADDITIONAL INFORMATION

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

Board of Directors

We are managed by a board of directors which shall consist of no less than five members. Our board of directors currently consists of 11 members. An appointment of a director may be in terms that the director shall automatically retire at the next or a subsequent annual general meeting.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Chinese Taxation,” above), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. Subject to generally applicable limitations and conditions, PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the PRC tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for United States federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category” income for foreign tax credit purposes.

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

In the event that we are treated as a PRC resident enterprise under the PRC EIT Law, gain from the disposition of ADSs or ordinary shares may be subject to the tax in the PRC (see “Chinese Taxation,” above). In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds from the sale or disposition before deduction for the PRC tax. A U.S. Holder generally will not be entitled to credit any PRC tax imposed on the sale or other disposition of the shares against such U.S. Holder’s U.S. federal income tax liability, except in the case of either (i) a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty, or (ii) a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, although capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the ADSs or ordinary shares generally will be U.S. source gain or loss, a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty, may be entitled to elect to treat the gain as foreign source income for U.S foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the PRC tax is not a creditable tax or is not claimed as a credit by the U.S. Holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the ADSs or ordinary shares even though the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws the temporary guidance. U.S. Holders should consult their tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of our ADSs or ordinary shares and any PRC tax imposed on such sale or disposition.

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

Based on our financial statements, the manner in which we conduct our business, the trading price of our ADSs, the value and nature of our assets, and the sources and nature of our income, we believe that we were a PFIC for the taxable year ended December 31, 2024. Additionally, there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years. The determination of whether we are a PFIC is made annually after the close of each taxable year, based on the facts and circumstances at the time, some of which may be beyond our control, such as the amount and composition of our income and the valuation and composition of our assets, including goodwill and other intangible assets, as implied by the market price of our ADSs. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets.

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

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

J.	Annual Report to Security Holders

Not applicable.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2024, we had RMB-denominated cash and cash equivalents of RMB5,160.4 million and U.S. dollar-denominated cash and cash equivalents of $299.6 million. Assuming that we had converted the U.S. dollar-denominated cash and cash equivalents into RMB at the exchange rate of $1.00 for RMB7.2993 as of December 31, 2024, this cash and cash equivalents would have been RMB2,186.5 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, these cash and cash equivalents would have decreased to RMB1,987.8 million.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADS program established pursuant to the deposit agreement, by making available a set amount or a portion of the depositary fees charged in respect of the ADS program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. In November 2020, we instructed the depositary bank to change the ratio of shares of our company by each ADS from twenty-five shares to five shares per ADS. For the year ended December 31, 2024, we did not receive any reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program from the depositary.

Part II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15I or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2024. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2024.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2024, has also audited the effectiveness of internal control over financial reporting as of December 31, 2024.

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

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2024, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

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

	Years Ended December 31,
	2023	2024

	(in US$ thousands)
Audit fees(1)	1,132	1,065
Others(2)	23	50
Total:	1,155	1,115
(1)	Audit fees refer to the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of the annual financial statements of the Company and Xinjiang Daqo, the review of our comparative interim financial statements and the verification of Xinjiang Daqo’s registered capital and share capital as of December 31, 2024.
(2)	Others refer to the aggregate fees for ESG consultation services rendered by our independent registered public accounting firm to Xinjiang Daqo related to its ESG report and certain operating consultation services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Entities, including audit services, audit-related services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us in 2024 of ADSs that are registered by us pursuant to Section 12 of the Exchange Act:

			Total Number of ADSs	Approximate Dollar Value of
		Average Price	Purchased as Part of	ADSs that May Yet Be
	Total Number of	Paid per ADS	Publicly Announced Plans	Purchased Under the Plans or
Month	ADSs Purchased	($)(1)	or Programs	Programs ($in millions)(3)
January 2024(2)	188,900	26.46	188,900	—
February 2024	—	—	—	—
March 2024	—	—	—	—
April 2024	—	—	—	—
May 2024	—	—	—	—
June 2024	—	—	—	—
July 2024	—	—	—	100
August 2024	—	—	—	100
September 2024	—	—	—	100
October 2024	—	—	—	100
November 2024	—	—	—	100
December 2024	—	—	—	100
(1)	Excluding broker and transaction fees.
(2)	The share repurchase settlement in January 2024 was related to trades executed in December 2023 pursuant to our share repurchase program that was approved by our board of directors on November 7, 2022 to repurchase up to $700 million worth of our ordinary shares or ADSs on the open market, in negotiated transactions off the market, in block trades or through other legally permissible means in accordance with applicable U.S. securities laws from November 7, 2022 to December 31, 2023.
(3)	On July 22, 2024, we announced a share repurchase program approved by our board of directors to repurchase up to $100 million worth of our ordinary shares or ADSs on the open market, in negotiated transactions off the market, in block trades or through other legally permissible means in accordance with applicable U.S. securities laws from July 22, 2024 to June 30, 2025. By the end of 2024, we had not purchased any of our ordinary shares or ADSs pursuant to this share repurchase program.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

We have adopted an insider trading policy (the “Insider Trading Policy”), which governs the purchase, sale and other dispositions of our securities by our directors, executive officers and employees. Our Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and the NYSE listing standards. A copy of our Insider Trading Policy is filed as Exhibit 11.2 to this Annual Report.

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

To support our board of directors, we have established cross-departmental working teams that manage and carry out our cybersecurity risk management.

●	Our cybersecurity management leading group is responsible for monitoring and coordinating our cybersecurity risk management processes, including preparing internal policies and remediation plans with respect to cybersecurity risk assessment and management, regularly reporting the progress and results of cybersecurity risk management to our board of directors, and promptly reporting any material cybersecurity risk or incidents to our board of directors. Our cybersecurity management leading group is led by our chief executive officer and chief financial officer and consists of heads of various departments, including the head of our information security department, who are specialized or experienced in managing information security, compliance and risk management. For example, the head of our information security department, who is a key member of our cybersecurity management team, has over 20 years of experience in information security and is familiar with recent developments in technologies, laws and regulations in information security. He plays an important role in shaping our cybersecurity risk management policies, standards and processes and in our cybersecurity risk management.
●	Our cybersecurity risk assessment team is responsible for the implementation of our cybersecurity risk management plans and the daily operation and maintenance of our information systems. This working team regularly monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents, conducts and engages third parties to evaluate the effectiveness of our cybersecurity risk management program, and reports information about our cybersecurity risk and results of evaluations to our senior management. Our cybersecurity risk assessment team is led by the head of our information security department and consists of dedicated staff from various departments, including our information security department, in-house legal department and internal control department. Members of our cybersecurity risk assessment team generally have extensive experience in dealing with cybersecurity issues. For example, one of the key members of our cybersecurity risk assessment team has over ten years of experience in information security and is familiar with network protocols and the construction of information security system for enterprises. Another key a member of our cybersecurity risk assessment team has five years of experience in information security and is proficient in cybersecurity technologies.

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

11.2*	Insider Trading Policy of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
97

Policy for the Recovery of Erroneously Awarded Compensation of the Registrant (incorporated herein by reference to Exhibit 97 of our Form 20-F filed with the Securities and Exchange Commission on April 29, 2024)

101.INS*	Inline iXBRL Instance Document
101.SCH*	Inline iXBRL Taxonomy Extension Schema Document
101.CAL*	Inline iXBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline iXBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline iXBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline iXBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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

Date: April 29, 2025

DAQO NEW ENERGY CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

DAQO NEW ENERGY CORP.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. and its subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2025 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

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

Long-lived assets impairment - Refer to Note 2(l) to the financial statements

Critical Audit Matter Description

As of December 31, 2024, the Company recognized a long-lived assets impairment related to certain polysilicon production facilities. The management determined the fair value of each asset group of the long-lived assets based on their present value of the future cash flows, which requires management to make significant estimates and assumptions related to revenue growth rate, estimated costs and discount rate. Changes in these assumptions could have a significant impact on either the fair value, the amount of any impairment charge, or both. We identified long-lived assets impairment as a critical audit matter, because of the significant judgments made by management to estimate the fair value of each asset group. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our valuation specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to long-lived assets impairment including the following, among others:

●	We tested the effectiveness of key controls over long-lived assets impairment.
●	We evaluated the qualifications of external valuation experts engaged by management, including their independence, objectivity, and professional competence.
●	With the assistance of internal valuation specialists, we reviewed and assessed the appropriateness of the valuation methodologies, models, discount rate, and other key parameters used by management and external experts in the impairment testing.
●	We evaluated management’s future cash flow projections, including revenue growth rate, estimated costs by analyzing the asset groups’ actual performance and market outlook and assessing the reasonableness of the cash flow forecasts. We verified the accuracy of impairment test calculations by reperforming the calculation.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2025

We have served as the Company’s auditor since 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
DAQO NEW ENERGY CORP.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Daqo New Energy Corp. and its subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024 of the Company and our report dated April 29, 2025, expressed an unqualified opinion on those consolidated financial statements.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2025

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2023	2024
ASSETS:
Current assets:
Cash and cash equivalents	$3,038,827	$1,006,536
Restricted cash	9,129	31,813
Notes receivable	116,358	55,153
Short-term investments	—	9,619
Prepaid expenses and other current assets	224,645	280,876
Advances to suppliers	14,314	10,401
Inventories	173,271	149,939
Fixed term deposit within one year	—	1,087,210
Amounts due from related parties– short-term portion	34	—
Total current assets	3,576,578	2,631,547
Property, plant and equipment, net	3,626,423	3,499,210
Prepaid land use rights, net	150,358	152,869
Deferred tax assets	3,422	84,596
Amounts due from related parties– long-term portion	25,033	545
Fixed term deposit over one year	27,584	27,636
Other non-current assets	17,468	21,840
TOTAL ASSETS	$7,426,866	$6,418,243

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable	92,879	26,448
Notes payable	—	6,822
Advances from customers – short-term portion	148,984	37,192
Payables for purchases of property, plant and equipment	421,024	406,743
Accrued expenses and other current liabilities	73,082	33,309
Amounts due to related parties – short-term portion	10,656	10,210
Income tax payable	89,804	511
Total current liabilities	836,429	521,235
Advances from customers – long-term portion	113,857	21,484
Deferred government subsidies	18,146	17,114
Deferred tax liabilities	10,150	544
Total liabilities	978,582	560,377

Commitments and contingencies (Note 13)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS (Continued)

DECEMBER 31, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2023	2024
Shareholders’ Equity:
Ordinary shares
$0.0001 par value 500,000,000 shares authorized as of December 31, 2023 and 2024; 415,330,312 shares issued and 328,513,282 shares outstanding as of December 31, 2023; 421,521,162 shares issued and 333,759,632 shares outstanding as of December 31, 2024	41	42
Additional paid-in capital	2,340,084	2,408,799
Retained earnings	3,328,388	2,983,173
Accumulated other comprehensive loss	(293,997)	(413,210)
Treasury shares, at cost (86,817,030 shares as of December 31, 2023; 87,761,530 shares as of December 31, 2024)	(612,609)	(617,612)
Total Daqo New Energy Corp. shareholders’ equity	4,761,907	4,361,192
Non-controlling interest	1,686,377	1,496,674
Total shareholders’ equity	6,448,284	5,857,866
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,426,866	$6,418,243

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2022	2023	2024
Revenues	4,608,350	2,307,695	1,029,080
Cost of revenues	(1,200,428)	(1,387,045)	(1,242,012)
Gross profit (loss)	3,407,922	920,650	(212,932)
Operating expenses:
Selling, general and administrative expenses	(354,074)	(213,241)	(143,089)
Research and development expenses	(10,041)	(10,116)	(4,559)
Long-lived assets impairment	—	—	(175,627)
Allowance for expected credit loss	—	—	(18,072)
Other operating (expense) income, net	(3,181)	86,137	(9,813)
Total operating expenses, net	(367,296)	(137,220)	(351,160)
Income (expense) from operations	3,040,626	783,430	(564,092)
Interest income, net	14,473	52,302	30,223
Exchange gain (loss)	680	(17,367)	(2,378)
Investment income, net	1,110	109	18,186
Income (loss) before income taxes	3,056,889	818,474	(518,061)
Income tax (expense) benefit	(577,247)	(165,588)	69,907
Net income (loss)	2,479,642	652,886	(448,154)
Net income (loss) attributable to non-controlling interest	659,841	223,341	(102,939)
Net income (loss) attributable to Daqo New Energy Corp. ordinary shareholders	1,819,801	429,545	(345,215)

Net earnings (loss) per ordinary share
Basic—ordinary shares	$4.80	$1.15	$(1.04)
Diluted—ordinary shares	$4.67	$1.15	$(1.04)
Ordinary shares used in calculating earnings per ordinary share
Basic—ordinary shares	379,365,310	373,586,004	330,800,038
Diluted—ordinary shares	386,459,841	374,817,676	330,800,038

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2022	2023	2024
Net income (loss)	$2,479,642	$652,886	$(448,154)
Other comprehensive loss:
Foreign currency translation adjustments, net of tax of nil	(325,930)	(163,568)	(162,989)
Total other comprehensive loss	(325,930)	(163,568)	(162,989)
Comprehensive income (loss)	2,153,712	489,318	(611,143)
Comprehensive income (loss) attributable to non-controlling interest	586,711	179,284	(147,178)
Comprehensive income (loss) attributable to Daqo New Energy Corp. shareholders	$1,567,001	$310,034	$(463,965)

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data)

							Accumulated
					Additional		other
	Ordinary shares		Treasury shares		paid-in	Retained	comprehensive	Non-controlling
	Number of shares	$	Number of shares	$	capital	earnings	income (loss)	interest	Total

Balance at January 1, 2022	372,534,652	$38	4,643,150	$(1,749)	$1,016,855	$1,079,042	$67,773	$501,871	$2,663,830

Net income	—	—	—	—	—	1,819,801	—	659,841	2,479,642
Other comprehensive loss	—	—	—	—	—	—	(252,800)	(73,130)	(325,930)
Share-based compensation	—	—	—	—	314,973	—	—	—	314,973
Options exercised	1,672,350	—	—	—	995	—	—	—	995
Restricted shares vested	26,770,640	2	—	—	(2)	—	—	—	—
Repurchase stock	(9,954,315)	—	9,954,315	(124,929)	—	—	—	—	(124,929)
Subsidiary’s dividend payment	—	—	—	—	—	—	—	(33,762)	(33,762)
Acquisition of non-controlling interests	—	—	—	—	(386)	—	44	(435)	(777)
Subsidiary’s follow-on offering of its equity interests (see Note 9)	—	—	—	—	878,768	—	8,951	742,845	1,630,564
Balance at December 31, 2022	391,023,327	40	14,597,465	(126,678)	2,211,203	2,898,843	(176,032)	1,797,230	6,604,606

Net income	—	—	—	—	—	429,545	—	223,341	652,886
Other comprehensive loss	—	—	—	—	—	—	(119,511)	(44,057)	(163,568)
Share-based compensation	—	—	—	—	149,758	—	—	—	149,758
Options exercised	7,500	—	—	—	4	—	—	—	4
Restricted shares vested	9,702,020	1	—	—	(1)	—	—	—	—
Repurchase stock	(72,219,565)	—	72,219,565	(485,931)	—	—	—	—	(485,931)
Subsidiary’s dividend payment	—	—	—	—	—	—	—	(303,658)	(303,658)
Repurchase of shares by subsidiary	—	—	—	—	(26,281)	—	(3)	(9,920)	(36,204)
Exercise of subsidiary’s stock options (see Note 9)	—	—	—	—	5,401	—	1,549	23,441	30,391
Balance at December 31, 2023	328,513,282	41	86,817,030	(612,609)	2,340,084	3,328,388	(293,997)	1,686,377	6,448,284

Net loss	—	—	—	—	—	(345,215)	—	(102,939)	(448,154)
Other comprehensive loss	—	—	—	—	—	—	(118,750)	(44,239)	(162,989)
Share-based compensation	—	—	—	—	68,081	—	—	—	68,081
Options exercised	95,000	—	—	—	57	—	—	—	57
Restricted shares vested	6,095,850	1	—	—	(1)	—	—	—	—
Repurchase stock	(944,500)	—	944,500	(5,003)	—	—	—	—	(5,003)
Subsidiary’s dividend payment	—	—	—	—	—	—	—	(35,843)	(35,843)
Repurchase of shares by subsidiary	—	—	—	—	382	—	(498)	(7,533)	(7,649)
Exercise of subsidiary’s stock options (see Note 9)	—	—	—	—	196	—	35	851	1,082
Balance at December 31, 2024	333,759,632	42	87,761,530	(617,612)	2,408,799	2,983,173	(413,210)	1,496,674	5,857,866

Note:“0” in above table means less than 1,000 U.S. dollars.

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2022	2023	2024
Operating activities:
Net income (loss)	$2,479,642	$652,886	$(448,154)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	307,447	141,918	71,790
Depreciation of property, plant and equipment	107,097	148,889	206,358
Prepaid land use rights	1,220	2,368	3,318
Loss on disposal of property plant and equipment	8,904	4,379	18,913
Inventory write-down	—	4,519	81,398
Fair value change of short-term investments	(1,110)	(110)	(29)
Long-lived assets impairment	—	—	175,627
Allowance for expected credit loss	—	—	18,072
Others	8,407	3,396	(7,346)
Changes in operating assets and liabilities:
Notes receivable	(816,238)	987,481	58,861
Prepaid expenses and other current assets	(14,923)	(136,182)	(81,466)
Advances to suppliers	2,341	(13,543)	3,570
Inventories	138,258	(13,079)	(62,583)
Amounts due from related parties	(4)	(88)	60
Accounts payable	6,999	13,365	(64,826)
Accrued expenses and other current liabilities	14,241	24,874	(38,318)
Income tax payable	160,058	(126,117)	(88,119)
Advances from customers	(3,616)	(7,338)	(191,311)
Amounts due to related parties	(124)	(50)	137
Deferred government subsidies	(1,005)	(547)	(538)
Deferred taxes	65,058	(70,079)	(91,962)
Others	—	(900)	1,125
Net cash provided by (used in) operating activities	2,462,652	1,616,042	(435,423)

Investing activities:
Purchases of property, plant and equipment	(1,205,330)	(1,110,738)	(358,828)
Purchases of land use rights	(45,188)	(76,102)	(10,091)
Proceeds from disposal of land use rights	—	3,955	—
Purchase of short-term investments	(46,192)	—	(2,082,454)
Redemption of short-term investments	298,294	13,701	2,069,285
Purchase of fixed-term deposit	—	(26,771)	(2,121,240)
Redemption of fixed term deposit	—	—	1,022,548
Net cash used in investing activities	(998,416)	(1,195,955)	(1,480,780)

Financing activities:
Proceeds from bank borrowings	178,752	140,000	—
Repayment of bank borrowings	(178,752)	(140,000)	—
Proceeds from options exercised	995	4	57
Acquisition of minority interest of a subsidiary	(776)	—	—
Payments for repurchase of common shares	(124,929)	(485,931)	(5,003)
Proceeds from subsidiary’s follow-on offering of its equity interests, net of issuance costs paid of $9.4 million	1,630,563	—	—
Subsidiary’s dividend payment	(33,762)	(303,658)	(35,843)
Payments for repurchase of shares by subsidiary	—	(36,204)	(7,649)
Proceeds from exercise of subsidiary’s stock options	—	30,391	1,082
Net cash provided by (used in) financing activities	1,472,091	(795,398)	(47,356)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(139,942)	(97,084)	(46,048)
Net increase (decrease) in cash, cash equivalents and restricted cash	2,796,385	(472,395)	(2,009,607)
Cash, cash equivalents and restricted cash at the beginning of the year	723,966	3,520,351	3,047,956
Cash, cash equivalents and restricted cash at the end of the year	$3,520,351	$3,047,956	$1,038,349

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statements of cash flows.

	December 31,
	2022	2023	2024
Cash and cash equivalents	$3,499,488	$3,038,827	$1,006,536
Restricted cash	$20,863	$9,129	$31,813
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	$3,520,351	$3,047,956	$1,038,349

	Year ended December 31,
	2022	2023	2024
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	$7,926	$4,719	$—
Income taxes paid	$350,583	$289,529	$102,496
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in the ending balance of payables	$251,127	$421,024	$409,472
Purchase of property, plant and equipment included in the ending balance of amounts due to related parties – short-term portion	$4,082	$6,492	$6,028

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

In June 2022, Xinjiang Daqo, received the total gross proceeds of approximately RMB11 billion (an equivalence of $1,640 million) from its private offering on the Shanghai Stock Exchange. Upon completion of the private offering, the Company beneficially owns approximately 72.68% of Xinjiang Daqo. Proceeds from the offering were primarily used for construction of new polysilicon projects in Inner Mongolia in China.

As of December 31, 2024, the Company’s principal subsidiaries are as follows:

		Date and Jurisdiction of	Equity interest
Name of subsidiaries	Principal Business Activities	Establishment	attributable to the Group
Xinjiang Daqo	Manufacturing of polysilicon	February 2011	72.77%
Inner Mongolia Daqo New Energy	Manufacturing of polysilicon	October 2021	72.77%

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

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Areas where management uses subjective judgment include, but not limited to, net realizable value for inventory, useful lives and residual values of long-lived assets, valuation allowances for deferred tax assets, grant-date fair value of share-based award, credit losses of financial instruments and impairment losses of long-lived assets. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(d) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, notes receivable, and other receivable included in the account of prepaid expenses and other current assets.

As of December 31, 2023 and 2024, all of the Group’s cash, cash equivalents, restricted cash and short-term investments were held by major financial institutions in the PRC and international institutions outside of the PRC which management believes are of high credit ratings and no significant credit risk exists for these accounts. The Group’s notes receivable mainly comprises bank acceptance notes issued by banks which management believes are of high credit ratings and no significant credit risk exists for this account.

(e) Cash, cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash are bank deposits restricted to withdrawal or use under the terms of certain contractual agreements. The Company determines current or non-current classification of restricted cash based on the expected duration of the restriction.

(f) Notes receivable

As of December 31, 2023 and 2024, notes receivable represents bank acceptance drafts that are non-interest bearing and due within three to twelve months. During the year ended December 31, 2023 and 2024, bank’s acceptance notes were used to collect payments or settle payables based on an administrative convenience, given these notes are readily convertible to known amounts of cash. In accordance with the procurement agreements, whether to use cash or bank acceptance notes to settle the payables is at the Group’s discretion, and this selection does not impact the agreed contractual purchase prices. The Group accounts for the transfer of bank acceptance notes, including endorsing bank acceptance notes to suppliers and discounting the notes to other banks, as a sale of financial instrument, and derecognizes the notes receivables accordingly. The Group is not directly involved in the cash exchange based on convenience; therefore the Group still reports corresponding constructive receipts and disbursements as cash flows from operating activities on the consolidated statements of cash flows.

(g) Investments

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

Fixed term deposit products

The fixed term deposit products have original maturities longer than three months are classified as held-to-maturity investments when the Company expects to receive all the principals and has the positive intent and ability to hold them to maturity. Held-to-maturity investments are recorded at amortized cost and are classified as fixed term deposit within one year or fixed term deposit over one year according to their contractual maturity. Term deposit over one year is reclassified as term deposit within one year when their contractual maturity date is less than one year.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data or otherwise stated)

For held-to-maturity investments, the Company evaluates current expected credit losses (“CECL”) upon acquisition at the pool level based on available information relevant to assessing the collectability of cash flows. An expected credit loss will be recognized as an allowance through earnings if the net amount of cash flow expected to be collected is less than the amortized cost basis.

(h) Allowance for expected credit losses

The Group applies a CECL model for financial instruments measured at amortized cost, including notes receivable, amount due from related parties and other receivable. The Group estimates expected credit losses based on historical experience, the age of the receivable balances, credit quality of its borrowers, economic conditions, and other factors that may affect its ability to collect from borrowers. The allowance for credit losses was nil, nil and $18.1 million for the years ended December 31, 2022, 2023 and 2024.

The movement of allowance for expected credit loss of other receivable for the years ended December 31, 2024 are as follows:

Total allowance for expected credit losses
Balance at December 31, 2023	$—
Credit loss of other receivable	18,072
Write-offs	—
Balance at December 31, 2024	$18,072

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

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the costs of such assets. The Group capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. Interest expense capitalized was nil for the years ended December 31, 2022, 2023 and 2024, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(j) Inventories

Inventories are stated at lower of cost or net realizable value. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess inventories to the estimated net realizable value based on historical and forecasted demand. Estimated net realizable value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. The aggregate write-down to inventories was nil, $4.5 million and $81.4 million for the years ended December 31, 2022, 2023 and 2024 and was recorded in the cost of revenues in the consolidated statements of operations.

(k) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The purchase price of land use right represents the operating lease prepayments for the rights to use the land in the PRC under ASC 842 and is amortized over the remaining lease term. The Group recorded lease expenses of $1.2 million, $2.4 million and $3.3 million, for the years ended December 31, 2022, 2023 and 2024, respectively.

(l) Long-lived assets impairment

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that the Group considers in deciding when performing an impairment review include, but are not limited to, significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. The Group makes subjective judgments in determining the independent cash flows that’s related to a specific asset group based on the asset usage model and manufacturing capabilities. The Group measures the recoverability of assets that will continue to be used in the operations by comparing the carrying value of the asset group to the estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value. The Group determines the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporates assumptions including revenue growth rate, estimated costs, and discount rate. These assumptions might be affected by expectations about future market and economic conditions.

The Group recognized impairment losses of nil, nil and $175.6 million for the years ended December 31, 2022, 2023 and 2024. The impairment losses incurred during the year ended December 31, 2024 was related to certain polysilicon production facilities held by Xinjiang Daqo, and was triggered primarily by the significant decrease in average selling prices for polysilicon and the negative industry trends.

(m) Lease

The Group adopted ASC 842, Lease on January 1, 2019. As of December 31, 2024, the Group has lease for its third-party warehouses. At the commencement of the lease, management determines its classification as an operating lease. The Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

	Year ended December 31,
	2022	2023	2024
Domestic sales	$4,608,350	$2,279,756	$1,013,869
Export sales	—	27,939	15,211
Total	$4,608,350	$2,307,695	$1,029,080

Variable consideration that could affect the Group’s reported revenues is sales returns, which is recorded as a reduction of revenues. Return rights of defective products are typically contractually limited within a period ranging from 3 to 30 days upon acceptance. Product returns were not material during the years ended December 31, 2022, 2023 and 2024. No warranties, incentives, or rebates arrangements has been offered to the customers.

For substantially all of the sales arrangements, the Group requires advanced payments prior to shipments. Advances from customers are to secure polysilicon supply, which are applied against future purchases and deducted according to the agreed proportion. Contract liabilities represent the obligations to transfer polysilicon for which the Group has received considerations from customers. The Group refers to contract liabilities as “advances from customers” on the consolidated financial statements. The balance of advances from customers inclusive of the short-term and long-term portion was $262.8 million and $58.7 million as of December 31, 2023 and 2024, respectively. Revenue recognized from the beginning advances from customers balance as of January 1, 2023 and January 1, 2024 during the years ended December 31, 2023 and 2024 was $122.0 million and $149.0 million, respectively. The ending balance of advances from customers was $58.7 million as of December 31, 2024, of which $37.2 million is expected to be recognized in revenue within one year.

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

Practical Expedients and Exemptions

The Group applies the practical expedient for short-term advances received from customers and long-term advance payments - short term portion. That is, the promised amount of consideration is not adjusted for the effects of a significant financing component if the period between the transfer of the promised good or service and the payment is one year or less.

The Group elects not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

(p) Shipping and handling

Costs to ship products to customers are recorded as selling, general and administrative expenses in the consolidated statements of operations, which amounted to $15.9 million, $14.3 million and $11.4 million, for the years ended December 31, 2022, 2023 and 2024, respectively.

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

(r) Government subsidies

The Group occasionally receives unrestricted cash subsidies from local government agencies. The government agencies, at their discretion, determine the amount of the subsidies with reference to fixed assets and land use right payments, value-added tax and income taxes paid, bank loan interest expenses paid or electricity consumed by the Group. The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received for the years ended December 31, 2022, 2023 and 2024 were $3.2 million, $85.5 million and $3.3 million respectively. Government subsidies related to funding purchase of fixed assets are recorded as long term liabilities and amortized on a straight-line basis over the useful life of the associated asset in other operating income, net. The Group did not receive any government grants related to fixed assets for the years ended December 31, 2022, 2023 and 2024.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

In September 2022, Xinjiang Daqo, a subsidiary of the Company, adopted its 2022 Restricted Stock Incentive Plan (“2022 PRC Incentive Plan”) and granted stock options of Xinjiang Daqo to its directors, senior executives and other personnel deemed necessary by the board of directors of Xinjiang Daqo to purchase Xinjiang Daqo’s shares. The fair value of such stock options is determined using Black-Scholes option-pricing model based on the estimated fair value of the ordinary share of Xinjiang Daqo on the grant date.

A change in any of the terms or conditions of share options is accounted for as modification of stock options. The Company calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

For the years ended December 31, 2022, 2023 and 2024, the Group recognized share-based compensation cost of $315.0 million, $149.8 million and $68.1 million, respectively. The following table presents the amounts recognized as expenses in the consolidated statements of operations and the amounts capitalized as part of an asset on the consolidated balance sheets:

	Year ended December 31,
	2022	2023	2024
Selling, general and administrative expenses	$299,346	$121,115	$72,424
Cost of revenues*	7,739	20,307	(545)
Research and development expenses	362	496	(89)
Property, plant and equipment, net *	5,383	7,840	(3,709)
Inventories	2,143	—	—
Total	$314,973	$149,758	$68,081
*

The negative amount in the share-based compensation cost is mainly attributed to the failure to meet the performance criteria for the third vesting period of the 2022 PRC Incentive Plan resulting in the reversal of previously accrued share-based compensation cost related to that specific grant.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The financial records of the Company’s subsidiaries in the PRC are maintained in Chinese Renminbi (“RMB”), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts (other than earnings generated in the current period) are translated at historical exchange rates. Revenues, expenses, gains and losses are translated at average rate of exchange prevailing during the periods presented. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statement of changes in equity and comprehensive income (loss).

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash, cash equivalents, restricted cash, short-term investment and fixed term deposit within one year denominated in RMB amounted to $2,829.1 million and $2,135.2 million as of December 31, 2023 and 2024, respectively.

(w) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners, and included net income and foreign currency translation adjustments. As of December 31, 2022, 2023 and 2024, accumulated other comprehensive income (loss) was comprised entirely of foreign currency translation adjustments, net of tax.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, notes receivable, amount due from related parties, fixed term deposit within one year, fixed term deposit over one year, accounts payable, notes payable, payables for purchase of property, plant and equipment and amounts due to related parties. The carrying amounts of these short-term financial instruments, other than short-term investments which is subject to recurring fair value measurement, approximate their fair values due to the short-term maturity of these instruments. The carrying amount of fixed term deposit over one year approximate its fair values as its interest rates are comparable to the prevailing interest rates in the market.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(aa) Recently accounting pronouncements

Recently adopted accounting pronouncement

On November 27, 2023, the FASB issued ASU 2023-07, under which all public entities that are required to report segment information in accordance with Topic 280 are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable “investors to better understand an entity’s overall performance” and assess “potential future cash flows”. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Group adopted this ASU for the year ended December 31, 2024. Please refer to Note 14.

Recently issued accounting pronouncements not yet adopted

On December 14, 2023, the FASB issued ASU 2023-09, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU amends ASC 740-10-50-12 to require a public business entity to disclose a reconciliation between the amount of reported income tax expense (or benefit) from continuing operations and the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile. If the public business entities is not domiciled in the United States, the federal (national) income tax rate in such entity’s jurisdiction (country) of domicile shall normally be used in the rate reconciliation. The amendments prohibit the use of different income tax rates for subsidiaries or segments. Further, public business entities that use an income tax rate in the rate reconciliation that is other than the U.S. income tax rate must disclose the rate used and the basis for using it. The ASU also adds ASC 740-10-50-12A, which requires entities to annually disaggregate the income tax rate reconciliation between the following eight categories by both percentages and reporting currency amounts: 1. State and local income tax, net of federal (national) income tax effect, 2. Foreign tax effects, 3. Effect of changes in tax laws or rates enacted in the current period, 4. Effect of cross-border tax laws, 5. Tax credits, 6. Changes in valuation allowances, 7. Nontaxable or nondeductible items, 8. Changes in unrecognized tax benefits. Public business entities must apply the ASU’s guidance to annual periods beginning after December 15, 2024. Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Group does not expect the adoption of this ASU to have a significant impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). In January 2025, the FASB issued ASU No. 2025-01, which clarifies the effective date of ASU No. 2024-03. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data or otherwise stated)

3. INVENTORIES

Inventories consist of the following:

	December 31,
	2023	2024
Raw materials	$112,462	$15,349
Work-in-process	19,483	20,649
Finished goods	41,326	113,941
Total	$173,271	$149,939

Inventory write-down was nil, $4.5 million and $81.4 million for the years ended December 31, 2022, 2023 and 2024.

4. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2023	2024
Buildings and plant	$906,293	$1,221,351
Machinery and equipment	2,020,209	2,939,696
Furniture, fixtures and equipment	124,283	159,058
Motor vehicles	3,219	3,564
Less: Accumulated depreciation	535,159	703,980
Less: Impairment of fixed assets	—	170,565
Property, plant and equipment, net	$2,518,845	$3,449,124
Construction in process	1,107,578	52,534
Less: Impairment of construction in process	—	2,448
Total	$3,626,423	$3,499,210

Depreciation expense was $107.1 million, $148.9 million and $206.4 million for the years ended December 31, 2022, 2023 and 2024, respectively.

5. ADVANCES FROM CUSTOMERS

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group’s revenue recognition policy.

Advances from customers consist of the following and is analyzed as long-term and short-term portion respectively:

	December 31,
	2023	2024
Customer F	64,973	27,201
Customer E	17,376	7,517
Customer B	43,918	7,114
Customer A	33,727	*
Others	102,847	16,844
Total	$262,841	$58,676
Less: Advances from customers – short-term portion	$148,984	$37,192
Advances from customers – long-term portion	$113,857	$21,484

*Represents less than 10%

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data or otherwise stated)

6. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

Short-term investments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition. There was no short - term investment outstanding as of December 31, 2023.

	Fair Value Measurement As of December 31, 2024
	Quoted Prices in	Significant	Significant
	Active Market for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Short-term investments
- Structured financial products	$—	$9,619	$—	$9,619
Total	$—	$9,619	$—	$9,619

The fair value of structured financial products is determined based on the investment principal and historical spot exchange rate. As the significant inputs are observable in active markets over the terms of the instruments the Group holds, the fair value of such financial products is classified within Level 2 measurement.

Nonrecurring Fair Value Measurements

The Group measures long-lived assets at fair value on a nonrecurring basis only if an impairment is recognized in the current period. There are nil, nil and $175.6 million impairment losses recorded on its long-lived assets for the years ended December 31, 2022, 2023 and 2024. The inputs (see Note 2 (l)) used to measure the long - lived assets impairment losses are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs.

7. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During the years ended December 31, 2022, 2023 and 2024, the Group recognized expenses relating to its contribution to the government sponsored defined contribution plans of $10.0 million, $16.4 million and $19.3 million, respectively.

(b) Statutory Reserves and Restricted Assets

PRC entities are required under PRC laws to distribute its after-tax profits of the current year and draw 10 percent of the profits as the company’s statutory common reserve. The Company may stop drawing the profits if the aggregate balance of the common reserves has already accounted for over 50 percent of the company’s registered capital. The common reserves shall be used for making up losses, expanding the production and business scale or increasing the registered capital of each company. As of December 31, 2022, 2023 and 2024, the Group’s aggregate balance of the statutory common reserves was $171.7 million, $171.7 million and $172.3 million, respectively.

In accordance with relevant PRC laws and regulations, the Group’s PRC subsidiaries are prohibited to make distribution of their registered capital, statutory reserves, the proceeds received from the IPO and the follow - on offering in STAR market in the form of cash dividends, loans or advances and the related restricted portion amounted to $3,228.8 million as of December 31, 2024.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Xinjiang Daqo is a foreign-invested enterprise established on February 22, 2011 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. Inner Mongolia Daqo New Energy is a subsidiary of Xinjiang Daqo established on October 25, 2021 located in Baotou in Inner Mongolia Autonomous Region. According to Announcement [2020] No.23 of the Ministry of Finance, State Taxation Administration and National Development and Reform Commission, Xinjiang Daqo and Inner Mongolia Daqo New Energy were established in western China and meets certain requirements under the announcement and therefore is entitled to a preferential tax rate of 15% until December 31, 2030. During the years ended December 31, 2023 and 2024, Xinjiang Daqo, Inner Mongolia Daqo New Energy and Inner Mongolia Daqo Semiconductor Co., Ltd. were entitled to a preferential tax rate of 15%. Other PRC subsidiaries are subject to statutory rate of 25%.

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. In accordance with applicable accounting principles of ASC 740-30, a deferred tax liability shall be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis of an investment in a foreign subsidiary, except for the indefinite reinvestment exception. Before Xinjiang Daqo’s IPO in China in 2021, the Company determined that the undistributed earnings of Xinjiang Daqo had been and would be indefinitely reinvested, and no deferred tax liability was recognized on the undistributed earnings of Xinjiang Daqo. Upon the completion of Xinjiang Daqo’s IPO in 2021, Xinjiang Daqo’s dividends distribution policy was changed to be that, its accumulated dividends distributed in cash in the recent three years shall not be less than 30% of its average annual distributable profits in the past three years, to be in compliance with the PRC listing rules. That means, no less than 10% of its annual attributable profit shall be distributed during the three years since 2021. The Company recorded liabilities for withholding income tax based on an estimate that 40.24%, 15.50% of distributable profit from Xinjiang Daqo and its subsidiaries (“PRC listed group”) for the years ended December 31, 2022 and 2023, and the remaining distributable profit will be indefinitely reinvested in the PRC. Because the PRC listed group incurred loss for the year ended December 31, 2024, there was no withholding income tax recorded.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data or otherwise stated)

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended for five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2024 the Group’s PRC subsidiaries were subject to examination of the PRC tax authorities. The Company classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial for the years ended December 31, 2022, 2023 and 2024, respectively.

Income (loss) before income taxes from the PRC was $3,352.2 million, $974.3 million and ($447.1) million for the years ended December 31, 2022, 2023 and 2024, respectively. Loss before income taxes from outside the PRC was $295.3 million, $155.8 million and $71.0 million for the years ended December 31, 2022, 2023 and 2024, respectively.

Income tax expense (benefit) comprise:

	Year ended December 31,
	2022	2023	2024
Current tax expenses	$500,743	$157,701	$13,203
Deferred tax expenses	76,504	7,887	(83,110)
Total	$577,247	$165,588	$(69,907)

The principal components of deferred income tax assets and liabilities are as follows:

	December 31,
	2023	2024
Deferred tax assets:
Long-lived assets depreciation	$3,540	$4,748
Long-lived assets impairment	—	33,818
Inventory write - down	76	11,098
Allowance for expected credit loss	—	2,670
Donation expenses	66	63
Net operating loss carried forward	2,940	38,010
Sub-total	$6,622	$90,407
Valuation allowance	(1,238)	(3,678)
Total deferred tax assets	$5,384	$86,729

Deferred tax liabilities:
Long-lived assets depreciation	$(2,522)	$(2,133)
Difference in basis of buildings	(570)	(544)
Dividend withholding tax	(9,020)	—
Total deferred tax liabilities	$(12,112)	$(2,677)
Deferred tax assets, net	3,422	84,596
Deferred tax liabilities, net	$(10,150)	$(544)

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The changes of valuation allowance from continuing operation are as follows:

	Year ended December 31,
	2022	2023	2024
Beginning balance	$816	$1,060	$1,238
Addition	316	209	2,511
Foreign exchange effect	(72)	(31)	(71)
Ending Balance	$1,060	$1,238	$3,678

The Group uses the asset and liability method to record related deferred tax assets and liabilities. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group provided a full valuation allowance for the deferred tax assets relating to its PRC subsidiaries from continuing operation other than Xinjiang Daqo and Inner Mongolia Daqo New Energy as of December 31, 2022, 2023 and 2024 in the amount of $1.1 million, $1.2 million and $3.7 million, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. The Group also provided a full valuation allowance for the deferred tax assets relating to Chongqing Daqo’s historical operation amounted to $19.2 million, $18.7 million and $4.9 million as of December 31, 2022, 2023 and 2024, respectively.

The effective income tax rate from continuing operation is different from the expected PRC statutory rate as a result of the following items:

	Year ended December 31,
	2022	2023	2024
PRC Enterprise Income Tax	25%	25%	25%
Preferential income tax rate of subsidiaries	(10)%	(11)%	(10)%
Effect of different reversal rate	—	—	2%
Changes in valuation allowance	—	—	(1)%
Different tax rate in other jurisdictions	1%	5%	(3)%
Dividend withholding tax	3%	1%	—
Effective tax rate	19%	20%	13%

Xinjiang Daqo, Inner Mongolia Daqo New Energy and Inner Mongolia Daqo Semiconductor Co., Ltd. enjoy the preferential tax rate of 15% until December 31, 2030 if the requirements of Western (Region) Development Enterprise are satisfied. The impact of the preferential tax rates decreased income taxes by $300.4 million, $92.0 million and $50.4 million for the years of 2022, 2023 and 2024, respectively. The benefit on net income per share was $0.77, $0.28 and $0.15 for the years of 2022, 2023 and 2024, respectively.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

In September 2023, 7,541,500 PRC stock options (Note 10) were exercised by its employees. In 2023, Xinjiang Daqo repurchased 7,555,655 shares for a total of RMB 259.9 million under its share repurchase program.

In 2024, Xinjiang Daqo repurchased 10,293,488 shares for a total of RMB 314.8 million under its share repurchase program. In November 2024, 268,009 PRC stock options (Note 10) were exercised by its employees.

As a result of the share repurchase and exercise of stock options by employees, the non-controlling interests’ ownership has changed to 27.23% as of December 31, 2024.

The following schedule shows the effects of changes in the Company’s ownership interest in less than wholly owned subsidiaries on equity attributable to Daqo New Energy Corp. shareholders:

	Year ended December 31,
	2022	2023	2024
Net income (loss) attributable to Daqo New Energy Corp. shareholders	$1,819,801	$429,545	$(345,215)
Transfers from (to) the non-controlling interests:
Decrease in the Company’s paid-in capital from acquisition of non-controlling interest	(386)	—	—
Increase in the Company’s paid-in capital from subsidiary’s offering of its equity interests to third parties (including exercise of stock options)	878,768	5,401	196
(Decrease) increase in the Company’s paid-in capital from repurchase of shares by subsidiary	—	(26,281)	382
Net transfers from (to) non-controlling interests	878,382	(20,880)	578
Change from net income attributable to Daqo New Energy Corp. shareholders and transfers from (to) non-controlling interests	2,698,183	408,665	(344,637)

10. SHARE-BASED COMPENSATION

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

The Company granted share options to certain officers, directors and employees in 2015, and didn’t grant any during the years ended December 31, 2022, 2023 and 2024.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The Company utilized the Binomial option pricing model to evaluate the fair value of the stock options with reference to the closing price of the Company on the measurement dates.

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2024 is as follows:

		Weighted	Weighted	Weighted
		Average	Average	Average	Aggregate
	Number of	Exercise	Remaining	Grant Date	Intrinsic
	Options	Price	Contract Life	Fair Value	Value
Options outstanding on January 1, 2024	95,567	0.59	1.08	0.59	452
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—
Exercised	95,000	0.59	—	0.58	478
Options outstanding on December 31, 2024	567	0.59	0.08	0.55	3
Options exercisable on December 31, 2024	567	0.59	0.08	0.55	3

Note:All the Company’s options have been vested as of December 31, 2024.

The share-based compensation expense related to stock options were nil for the years ended December 31, 2022, 2023 and 2024, respectively. The total intrinsic value of options exercised during the years ended December 31, 2022, 2023, and 2024, was $19.4 million, $0.1 million, and $0.5 million, respectively.

(b)Non-vested Restricted Share Units

The Company granted non-vested RSUs to certain directors, executive officers and employees in 2017, 2018 and 2022. The Company recorded compensation expenses based on the fair value of RSUs on the grant dates over the requisite service period of award using the straight-line vesting attribution method.

On February 3, 2017, the Company granted RSUs to acquire 12,653,992 ordinary shares to certain directors, executive officers and employees pursuant to the Daqo New Energy Corp. 2014 Share Incentive Plan. The RSUs will be vested quarterly in each of the next four years starting from May 6, 2017.

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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data or otherwise stated)

A summary of the non-vested RSU activity in 2024 is as follows:

		Weighted
		Average
	Number of	Grant Date
	RSUs	Fair Value
Non-vested RSUs on January 1, 2024	10,666,902	14.13
Granted	—	—
Vested	(6,095,850)	14.14
Forfeited	—	—
Non-vested RSUs on December 31, 2024	4,571,052	14.14

The share-based compensation expense related to RSUs of $294.8 million, $112.5 million and $73.7 million were recognized by the Group for the years ended December 31, 2022, 2023 and 2024. The total fair value of RSUs vested during the years ended December 31, 2022, 2023, and 2024, was $294.8 million, $91.7 million, and $86.2 million, respectively.

As of December 31, 2024, there was $56.3 million in total unrecognized compensation cost related to non-vested RSUs, which is expected to be recognized over a weighted-average period of 0.69 year.

(c)Subsidiary’s Share Incentive Plan

In September 2022, Xinjiang Daqo adopted its 2022 PRC Incentive Plan. Under the 2022 PRC Incentive Plan, Xinjiang Daqo may grant stock options of Xinjiang Daqo (2022 PRC stock options) to its directors, senior executives and other personnel deemed necessary by the board of directors of Xinjiang Daqo to purchase Xinjiang Daqo’s common stock at the agreed price after meeting the vesting conditions. The total number of stock options granted is 23,660,000 shares, which will vest over four years starting from the first date of the 13rd month since the grant date at a rate of 40%, 30% and 30% upon the second, third and fourth anniversary of the grant date. The vesting is subject to both the operational performance of Xinjiang Daqo and the grantees’ personal performance. The Company concluded that the achievement of the performance targets over the next three vesting periods is probable at the initial grant date in September 2022.

The Company recorded stock-based compensation expense for 2022 PRC stock options based on the estimated fair value of those stock options on the date of the grant using the Black-Scholes option-pricing model.

A summary of the aggregate 2022 PRC stock options activity in 2024 and information regarding those stock options outstanding as of December 31, 2024 is as follows:

		Weighted	Weighted	Weighted
	Number of	Average	Average	Average	Aggregate
	2022 PRC	Exercise	Remaining	Grant Date	Intrinsic
	stock options	Price	Contract Life	Fair Value	Value
2022 PRC stock options outstanding on January 1, 2024	11,946,000	4.18	1.59	3.94	564
Granted	—	—	—	—	—
Forfeited	(6,705,600)	4.18	—	3.94	—
Expired	(4,972,391)	4.07	—	3.94	—
Exercised	(268,009)	4.07	—	3.94	193
2022 PRC stock options outstanding on December 31, 2024	—	—	—	—	—
2022 PRC stock options exercisable on December 31, 2024	—	—	—	—	—

The share-based compensation expense related to 2022 PRC stock options of $20.1 million, $37.3 million and ($5.7) million were recognized by the Group for the years ended December 31, 2022, 2023 and 2024.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The assumptions in the Black-Scholes option-pricing models used to determine the fair value of 2022 PRC stock options granted during the years ended December 31, 2022 were as follows:

Year Ended December 31, 2022
Expected term (months)	24, 36, and 48 months from the date of grant
Expected dividends	0.96%
Expected volatility	51.86%-54.00%
Risk-free interest rate	1.76%-2.18%
Fair value of common stock	$8.15
Weighted average exercise price	$4.07

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

11. RELATED PARTY TRANSACTIONS AND BALANCES

(a)The relationships between the Group and major related parties are as follows:

Name of the related parties	Relationship
Daqo Group Co., Ltd. (“Daqo Group”)	Daqo Group and the Group are controlled by same group of shareholders
Daqo New Material Co., Ltd. (“Daqo New Material”)	An affiliated company controlled by Daqo Group
Chongqing Daqo Tailai Electric Co., Ltd. (“Chongqing Daqo Tailai”)	An affiliated company controlled by Daqo Group
Nanjing Daqo Transformer Systems Co., Ltd. (“Nanjing Daqo Transformer”)	An affiliated company controlled by Daqo Group
Jiangsu Daqo Changjiang Electric Co., Ltd. (“Jiangsu Daqo”)	An affiliated company controlled by Daqo Group
Nanjing Daqo Electric Co., Ltd. (“Nanjing Daqo Electric”)	An affiliated company controlled by Daqo Group
Zhenjiang Electric Equipment Co., Ltd. (“Zhenjiang Electric”)	An affiliated company controlled by Daqo Group
Zhenjiang Moeller Electric Appliance Co., Ltd.(“Zhenjiang Moeller”)	An affiliated company controlled by Daqo Group
Zhenjiang Daqo Intelligent Electric Co., Ltd (“Zhenjiang Daqo Intelligent”)	An affiliated company controlled by Daqo Group
Nanjiang Daqo Electric Institute Co.,Ltd.(“Electric Institute”)	An affiliated company controlled by Daqo Group
Nanjing Daqo Automation Technology Co.,Ltd.(“Nanjing Daqo Automation”)	An affiliated company controlled by Daqo Group
Zhenjiang Klockner-Moeller Electrical Systems Co., Ltd. (“Zhenjiang Moeller”)	An affiliated company controlled by Daqo Group
Jiangsu Daqo Enclosed Busbar Systems Co.,Ltd.(“Jiangsu Daqo Busbar”)	An affiliated company controlled by Daqo Group

(b)Related party balances:

The balances due from related parties–short-term portion are as follows:

	December 31,
	2023	2024
Amounts due from related parties-short term
Nanjing Daqo Transformer	$32	$—
Others	2	—
Total	$34	$—

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The balances due from related parties– long-term portion are as follows:

	December 31,
	2023	2024
Amounts due from related parties-long term
Chongqing Daqo Tailai	$14,696	$—
Jiangsu Daqo	6,500	9
Nanjing Daqo Electric	2,085	391
Zhenjiang Moeller	990	20
Zhenjiang Daqo Intelligent	62	66
Others	700	59
Total	$25,033	$545

The balances due to related parties – short-term portion are as follows:

	December 31,
	2023	2024
Amounts due to related parties – short term portion
Daqo New Material	$4,044	$4,069
Electric Institute	3,485	1,193
Zhenjiang Electric	2,575	42
Nanjing Daqo Transformer	265	614
Jiangsu Daqo	4	435
Nanjing Daqo Automation	—	229
Chongqing Daqo Tailai	—	3,388
Others	283	240
Total	$10,656	$10,210

(c)Related party transactions:

The material transactions with the Group’s related parties were as follows:

		Year Ended December 31,
Name of Related parties	Transaction Nature	2022	2023	2024
Nanjing Daqo Transformer	Purchase-Fixed assets	$29,874	$23,760	$12,130
	Purchase-Raw material	39	47	—
Chongqing Daqo Tailai	Purchase-Fixed assets	22,511	28,252	28,670
Jiangsu Daqo Busbar	Purchase-Fixed assets	—	—	671
Jiangsu Daqo	Purchase-Fixed assets	—	—	7,847
Nanjing Daqo Electric	Purchase-Fixed assets	8,209	12,526	559
	Purchase-Raw material	—	—	1,372
Zhenjiang Electric	Purchase-Fixed assets	—	1,505	20
	Purchase-Raw material	4,241	5,017	—
Zhenjiang Moeller	Purchase-Fixed assets	9,331	8,755	630
Zhenjiang Daqo Intelligent	Purchase-Fixed assets	6,271	4,991	83
Electric Institute	Purchase-Fixed assets	593	7,107	997
Nanjing Daqo Automation	Purchase-Fixed assets	—	2,210	945
Total	Purchase-Fixed assets	$76,789	$89,106	$52,552
	Purchase-Raw material	$4,280	$5,064	$1,372

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data or otherwise stated)

12. EARNINGS PER SHARE

The calculation of earnings per share is as follows:

	Year ended December 31,
	2022	2023	2024
Numerator used in basic and diluted earnings per share:
Net income attributable to Daqo New Energy Corp. ordinary shareholders—basic	$1,819,801	$429,545	$(345,215)
Diluted earnings from the subsidiary	(15,432)	(237)	—
Net income attributable to Daqo New Energy Corp. ordinary shareholders—diluted	$1,804,369	$429,308	$(345,215)
Denominator used in diluted earnings per share:
Weighted average number of ordinary shares outstanding used in computing earnings per share-basic	379,365,310	373,586,004	330,800,038
Plus: Dilutive effects of share options	885,140	88,479	—
Dilutive effects of RSUs	6,209,391	1,143,193	—
Weighted average number of ordinary shares outstanding used in computing earnings per share—diluted	386,459,841	374,817,676	330,800,038

Basic earnings per share	$4.80	$1.15	$(1.04)

Diluted earnings per share	$4.67	$1.15	$(1.04)

Diluted earnings per share does not include the following instruments as their inclusion would be antidilutive:

	Year ended December 31,
	2022	2023	2024
Non-vested Restricted-Share-Units	9,056,071	11,406,944	4,571,052
Subsidiary’s Share Incentive Plan	461,041	799,366	—
Total	9,517,112	12,206,310	4,571,052

13. COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

As of December 31, 2024, commitments outstanding for the purchases of property, plant and equipment approximated $109.7 million, which will be due subsequent to receipt of the purchases.

(b) Repurchase of ordinary shares

On July 22, 2024, the Company announced a share repurchase program approved by the board of directors to repurchase up to $100 million worth of its own issued and outstanding ordinary shares or American depositary shares (“ADSs”) representing ordinary shares in open-market purchases, in negotiated transactions off the market, in block trades or through other legally permissible means in accordance with applicable United States securities laws from July 22, 2024 to June 30, 2025. During the year ended December 31, 2024, the Company has not yet repurchased under this share repurchase program.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(c) Xinjiang Daqo’s litigation event

In April 2024, Xinjiang Daqo received a court summons relating to a contract dispute lawsuit filed against it by Xinjiang Xian’an New Materials Co., Ltd. and its affiliate, Xinjiang Dengbo New Energy Co., Ltd. The plaintiffs previously provided silicon core processing services to Xinjiang Daqo. The plaintiffs requested for termination of the business cooperation agreement with Xinjiang Daqo and for compensation from Xinjiang Daqo for their economic losses totaling RMB1,958.5 million (which was later reduced to RMB1,847.8 million), which consisted largely of alleged consequential damages of the plaintiffs.

In July 2024, the Company received the first instance court’s verdict, which affirmed termination of the business cooperation agreement and ordered Xinjiang Daqo to compensate the plaintiffs for their losses and attorney fees totaling RMB3.16 million, while rejecting the plaintiffs’ claims for consequential damages. The plaintiffs appealed to the second instance court. In March 2025, the Company received the second instance court’s verdict, which vacated the decision of the first instance and remanded the case for a new trial.

Recently, the Company received a court summons, in which the plaintiffs further reduced the requested amount of compensation from Xinjiang Daqo to RMB742.7 million. At present, the case is under retrial. Based on the content of the case and the actual situation, the results cannot be reasonably estimated, and it is expected that it will not adversely affect the Group's daily production and operations.

14. SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer, who reviews Net income (loss) to make decisions about allocating resources and assessing performance of the Group. The Group’s CODM reviews and utilizes the consolidated results to manage the Group’s operation as a whole and hence, the Company has only one operating and reportable segment - Polysilicon. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items. Although Xinjiang Daqo got listed in the PRC in 2021, considering the PRC listed group generates substantially all the revenues and possesses substantially all the assets of the Group, the Group’s CODM does not change the way he reviews the consolidated results.

Substantially all of the Group’s revenues are derived in the PRC. The Group’s long-lived assets and operations are all located in the PRC and no geographical information is presented.

15. CONCENTRATION AND RISKS

The following customers individually accounted for 10% or more of revenues:

	Year ended December 31,
	2022		2023	2024
Customer A	$	*	$524,554	$221,645
Customer B		516,634	*	168,167
Customer C		*	524,274	164,356
Customer D		1,379,796	*	140,951
Customer E		529,037	439,067	*
Customer F		*	247,834	*
Customer G		614,698	*	*

*Represents less than 10%

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Total sales to the Group’s large customers whose sales constitute over 10% of revenue accounted for approximately 66%, 75% and 68% of revenues for the years ended December 31, 2022, 2023 and 2024, respectively. The Group is substantially dependent upon the continued participation of these customers in order to maintain its revenues. Significant reduction in the Group’s dependence on these customers is likely to take time and there can be no assurance that the Group will succeed in reducing such dependence.

The following suppliers individually accounted for 10% or more of purchases:

	Year ended December 31,
	2022	2023	2024
Supplier A	*	13%	25%
Supplier B	11%	16%	23%
Supplier C	34%	30%	22%
Supplier D	18%	*	*

*Represents less than 10%

The following suppliers individually accounted for 10% or more of accounts payables:

	December 31,
	2023	2024
Supplier E	32%	*

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

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

DECEMBER 31, 2023 AND 2024

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2023	2024
ASSETS
Current assets:
Cash and cash equivalents	$218,841	$299,576
Total current assets	218,841	299,576
Investments in subsidiaries	4,632,501	4,062,484
TOTAL ASSETS	$4,851,342	$4,362,060

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$89,435	$868
Total current liabilities	89,435	868
Equity:
Ordinary shares ($0.0001 par value 500,000,000 shares authorized as of December 31, 2023 and 2024; 415,330,312 shares issued and 328,513,282 shares outstanding as of December 31, 2023; 421,521,162 shares issued and 333,759,632 shares outstanding as of December 31, 2024)	41	42
Additional paid-in capital	2,340,084	2,408,799
Retained earnings	3,328,388	2,983,173
Accumulated other comprehensive loss	(293,997)	(413,210)
Treasury shares, at cost (86,817,030 shares as of December 31, 2023; 87,761,530 shares as of December 31, 2024)	(612,609)	(617,612)
Total shareholders’ equity	4,761,907	4,361,192
TOTAL LIABILITIES AND EQUITY	$4,851,342	$4,362,060

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands)

	Year ended December 31,
	2022	2023	2024
Operating expenses:
General and administrative	$(295,431)	$(142,232)	$(78,470)
Total operating expenses	(295,431)	(142,232)	(78,470)
Loss from operations	(295,431)	(142,232)	(78,470)
Interest income, net	144	3,835	9,766
Income tax (expense) benefit	(79,945)	(9,020)	88,965
Net (loss) income before share of results of subsidiaries	(375,232)	(147,417)	20,261
Equity in earnings (losses) of subsidiaries	2,195,033	576,962	(365,476)
Net income (loss) attributable to Daqo New Energy Corp. ordinary shareholders	$1,819,801	$429,545	$(345,215)

Other comprehensive loss:
Foreign currency translation adjustments, net of tax of nil	(252,800)	(119,511)	(118,750)
Total other comprehensive loss	(252,800)	(119,511)	(118,750)
Comprehensive income (loss)	$1,567,001	$310,034	$(463,965)

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(U.S. dollars in thousands)

	Year ended December 31,
	2022	2023	2024
OPERATING ACTIVITIES
Net cash provided by operating activities	124,048	702,391	85,681
FINANCING ACTIVITIES
Proceeds from bank borrowings	—	140,000	—
Repayment of bank borrowings	—	(140,000)	—
Proceeds from options exercised	995	4	57
Payments for repurchase of common shares	(124,929)	(485,931)	(5,003)
Net cash used in financing activities	(123,934)	(485,927)	(4,946)
NET INCREASE IN CASH AND CASH EQUIVALENTS	114	216,464	80,735
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	2,263	2,377	218,841
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$2,377	$218,841	$299,576

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

4.

As of December 31, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been disclosed separately in the consolidated financial statements.