Form 20-F
period 2025-12-31
DAQO NEW ENERGY CORP.
filed 2026-04-20
CIK 1477641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class for the period covered by the annual report 338,330,684 ordinary shares, par value US$0.0001 per share, as of December 31, 2025.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB7.0169 to US$1.00 on December 31, 2025, the exchange rate as published on x-rates.com. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. For example, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. The Cyberspace Administration of China (the “CAC”) and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. In accordance with the Security Assessment Measures, a data processor should apply to the CAC for a security assessment under certain circumstances. On September 30, 2024, the State Council of the PRC promulgated the Regulation on Network Data Security Management, which became effective on January 1, 2025. The regulation sets forth different scenarios under which data processors would be required to apply for cybersecurity review. On June 27, 2025, the CAC promulgated the Guide to Applications for Security Assessment of Outbound Data Transfers (Third Edition). We believe that these regulations have little impact on us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulations. However, we cannot guarantee that the regulators will agree with us.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of the PRC National People’s Congress promulgated the Personal Information Protection Law (the “PIPL”) on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. On October 14, 2025, the CAC and the State Administration for Market Regulation of the PRC promulgated Measures for the Certification of Cross-Border Provision of Personal Information, which became effective on January 1, 2026. The regulation sets forth the process and necessary conditions for providing personal information to outside the PRC territory by means of certification of cross-border provision of personal information. We do not expect to have significant data security or privacy issues given that the nature of our business does not involve collecting and use of vast personal data. However, we cannot guarantee that the regulators will agree with us or will not in the future adopt new regulations that restrict our business operations.

Since these regulations are relatively new, there may be uncertainties in their interpretation and implementation, which could impact our daily business operations and our financing plans. The PRC government may also adopt other rules and restrictions that affect our business operations in the future.

Our financial statements contained in this annual report have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm that is headquartered in Shanghai, China with offices in other cities in China. It is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. The United States adopted the Holding Foreign Companies Accountable Act on December 18, 2020, which was amended by the Consolidated Appropriations Act, 2023 that was signed into law by the U.S. president on December 29, 2022 (the amended act hereinafter referred to as the “HFCA Act”). The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Pursuant to amendments made to the HFCA Act in 2022, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the Act. The process for implementing trading prohibitions pursuant to the HFCA Act is based on a list of registered public accounting firms that the PCAOB is unable to inspect and investigate completely as a result of a position taken by a foreign authority. The first such list was announced by the PCAOB on December 16, 2021, and all PCAOB-registered firms in China, including our auditor, were included on that list. Subsequently, we were conclusively identified by the SEC as a “Commission-Identified Issuer” under the HFCA Act on May 4, 2022 in respect of our annual report for 2021 filed on April 22, 2022. On December 15, 2022, the PCAOB announced its determination that it had been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. As a result of this announcement, we were not for the fiscal year of 2023 or 2024, and do not expect to be for the fiscal year of 2025 or the foreseeable future, a Commission-Identified Issuer in respect of our annual report on Form 20-F. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese governments that could affect our listing status in the U.S. If trading in our ADSs is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor, the NYSE may determine to delist our ADSs and trading in our ADSs could be prohibited. The delisting of our ADSs, or the threat of their being delisted, could materially and adversely affect the value of your investment.

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

Our polysilicon selling prices are affected by a variety of factors, including global supply and demand conditions. Over the years, many polysilicon manufacturers have significantly increased their capacity to meet customer demand and continue to expand capacities in order to achieve economies of scale. In 2021, polysilicon prices increased significantly due to strong PV demand and relatively limited additional supply of polysilicon. In 2022, the overall global solar PV demand continued to increase and the polysilicon supply was insufficient, resulting in further increases in polysilicon prices. In 2023, the polysilicon industry experienced substantial price volatility as new polysilicon capacities began production and additional polysilicon supply came to the market, which contributed to oversupply and excess of polysilicon inventory, leading to substantial price declines. Polysilicon prices rebounded in the second half of 2023, driven by delayed production plans as the low price level in Q2 was unsustainable for new entrants, and an accelerated transition to N-type products which required higher purity polysilicon products. In 2024, as oversupply of polysilicon persisted, polysilicon prices further declined and remained sluggish. In 2025, polysilicon prices rebounded substantially since the third quarter of 2025 after the Chinese authorities took initiatives to tackle irrational competition and industry overcapacity. For 2026, the industry could continue to be impacted by overcapacity and pressure from high inventory level, but we anticipate that these initiatives will continue. There may be additional government anti-involution policies implemented to address the overcapacity issue in the industry. However, market conditions could develop differently from what we had expected. If the overall solar demand cannot consume the supply of polysilicon, it could cause polysilicon prices to decline and thus materially and adversely affect our profitability.

The reduction in or elimination of government subsidies and economic incentives for solar energy applications could cause demand for our products and our revenues to decline.

When upfront system costs are factored into cost per kilowatt hour, the current cost of solar power still exceeds the cost of traditional forms of energy in many locations. As a result, national and local governmental authorities in many countries, including China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of photovoltaic products to promote the use of solar energy and to reduce dependency on other forms of energy. We believe that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition for solar energy products, which could cause our revenues to decline. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, China has announced several reductions in solar feed-in tariffs (“FITs”) since the release of the “Notice on Leveraging the Price for the Development of the Solar Energy Industry” in 2013. A reduction in solar FITs was announced in May 2018 for solar power projects approved after May 31, 2018. The new FIT for solar power projects in Zone 1, 2 and 3 was reduced to RMB0.5 per kWh, RMB0.6 per kWh and RMB0.7 per kWh, respectively. In 2019, China adopted a new method of bidding process to allocate subsidies for most of the domestic solar PV installations. A similar policy was applied in 2020. In February 2025, China announced the “Notice on Deepening Market-Based Reform of Renewable Energy on-Grid Tariffs to Promote High-Quality Renewable Energy Development,” which stipulates that starting June 1, 2025, all electricity generated by China’s new energy projects must fully participate in the power market and be traded at market prices. In January 2026, China announced a reduction in export value-added tax (VAT) rebates for solar PV products. Under the new policy, export VAT rebates will be lowered from 9% to 6% starting April 1, 2026 and will be abolished from January 1, 2027. According to industry research, global solar PV installations continued its growing trend and reached approximately 170 GW in 2021, 230 GW in 2022, 390 GW in 2023, 530 GW in 2024, and 580 GW in 2025. Reductions in, or elimination of, government subsidies and economic incentives for solar energy applications before the photovoltaic industry achieves economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for solar generation products and, as a result, for polysilicon, which could cause our revenues to decline.

Our revenues and results of operations have fluctuated and are likely to fluctuate in the future.

Fluctuations of our revenues and results of operations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others, fluctuation in the global average selling prices of photovoltaic products, fluctuation in the volume of our products shipped, changes in end-user demand for the photovoltaic products manufactured and sold by us or our customers, the gain or loss of significant customers, the availability of governmental subsidies or financial support and changes in our electricity, natural gas, raw material or labor costs. Although our revenue improved after 2013 and we regained profitability from 2014 to 2023, we recognized net loss in 2024 and 2025, and our revenues and results of operations may worsen if one or more of the above factors become unfavorable to our business. While we generally have long-term sales contracts of photovoltaic products with our customers and some of these contracts provide for prepayment by the customers, we cannot assure you that the customers will place orders in accordance with the contracts. The customers’ purchases from us depend on, among others, the market supply and demand situation, supply chain developments, the customers’ inventories at hand, market prices, and general economic and market conditions.

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

The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. We may face significant challenges relating to high quality polysilicon production in the future. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials or tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon to be rejected by our customers, which would materially and adversely affect our profitability. We cannot assure you that we can continue to maintain the current level of high quality polysilicon production for mono-wafer applications or achieve the expected increases in the portion of N-type products in 2026.

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

We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT, which increased our total annual production capacity to 105,000 MT in January 2022. Our Phase 5 project of polysilicon project for the solar industry in Baotou comprises Phase 5A and Phase 5B. We began the construction of our Phase 5A project in April 2022 and completed it in April 2023. We ramped it up to its full capacity in June 2023, which increased our total annual production capacity to 205,000 MT. We began the construction of our Phase 5B project in March 2023 and started production in May 2024, which has increased our total annual production capacity to 305,000 MT. In addition, we began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and began trial production in May 2024. Semiconductor-grade polysilicon has higher purity than our existing products, which requires relatively high production technology, and its application areas and target customers are different from our existing products. In addition, we have no prior experience in manufacturing semiconductor-grade polysilicon. Therefore, there is no guarantee that we will have sufficient production or technological experience in implementing the expansion plan as scheduled, or at all, or that our product quality, capacity or client penetration can meet our expectations. Any of these factors could negatively affect our ability to achieve the anticipated benefits from this investment.

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

Since 2013, we have experienced a period of growth and expansion in terms of production capacity and sales volume. In 2023, 2024 and 2025, we sold 200,002 MT, 181,362 MT and 126,707 MT, respectively, of polysilicon. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual nameplate production capacity to 105,000 MT in January 2022. In addition, our Phase 5A expansion project in Baotou, Inner Mongolia, increased our nameplate annual production capacity for polysilicon to 205,000 MT in the second quarter of 2023. Our Phase 5B expansion project in Baotou, Inner Mongolia, increased our nameplate annual production capacity for polysilicon to 305,000 MT in the third quarter of 2024. To accommodate our continued expansion, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. All of these endeavors will require substantial management efforts and skill and significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results. Moreover, even if we do expand our polysilicon manufacturing capacity as planned, we may be unable to generate sufficient customer demand for our photovoltaic products to support our increased production levels or successfully integrate our polysilicon business to achieve operational efficiency, which could adversely affect our business and results of operations.

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

In 2023, 2024 and 2025, our top three customers in aggregate accounted for approximately 64.4% and 53.8% and 63.5% of our total revenues from continuing operations, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. As a result of our customer concentration, our financial performance may fluctuate significantly from period to period based, among others, on exogenous circumstances related to our clients. In addition, any one of the following events may cause materially adverse effect to our cash flows, revenues and results of operations:

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

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety. For example, in the production of polysilicon, we use trichlorosilane, or TCS, which is a highly combustible substance if brought into contact with moisture in the air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving TCS as a result of a natural disaster or human error at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facilities for a significant period of time. Additionally, the smooth operation of our polysilicon production facilities depends significantly on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure level, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity or steam at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production, could reduce our production capacity for a significant period of time and could have negative effect on our customer relationships. In addition, we voluntarily shut down our manufacturing facilities from time to time on an as-needed basis for maintenance and quality check purposes. For example, we completed annual maintenance of our Xinjiang polysilicon facilities in the third quarter of 2021 and 2022 and the fourth quarter of 2023. In 2024 and 2025, with the expansion of our capacity and the increased number of our production lines, we conducted multiple rounds of maintenance of various production lines. With the expansion of our capacity and the increased number of production lines, we conducted annual maintenance on different production lines at various times throughout 2024 and 2025. The annual maintenance, construction, installation of new equipment and interconnection of facilities will affect our polysilicon production to some extent. These abovementioned shutdowns have reduced and may further reduce the volume and increase the cost of polysilicon we produce. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, and interruptions in electricity supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production. The occurrence of any such events or disruptions could result in loss of revenues and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

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

We may from time to time be subject to litigation or other legal proceedings. Such litigation and other proceedings may include actions relating to intellectual property, supply or sales agreements or other commercial arrangements, leased properties, share transfers, non-competition, labor law, fiduciary duties, or other harm resulting from acts or omissions by us or individuals or entities outside of our control. We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, our directors, management or employees, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business or reputation. For example, we are defendant in a pending lawsuit related to our contract disputes with two processing service suppliers. The plaintiffs requested for termination of the contract and compensation for economic losses with a total amount of RMB1,847.8 million. In September 2025, we received the verdict of the first instance court’s retrial, which affirmed termination of the business cooperation agreement and ordered Xinjiang Daqo to compensate the plaintiffs for their direct losses and attorney fees totaling RMB3.3 million, while rejecting the plaintiffs’ claims for consequential damages. In October 2025, we received court summons, in which the plaintiffs appealed to the second instance court, requesting for vacation of the first instance court’s decision and compensation from Xinjiang Daqo for their economic losses totaling RMB744.9 million, as well as costs of litigation and attorneys’ fees for the trials. The case is still pending the final verdict. If these lawsuits were not adjudicated in our favor, we may be ordered by the court to compensate the plaintiffs for their damages, which could adversely affect our results of operations and financial position.

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

In June 2021, our subsidiary Xinjiang Daqo was included in the entity list by the Bureau of Industry and Security of the U.S. Department of Commerce, or the Entity List. This designation limits Xinjiang Daqo’s ability to obtain certain commodities, software and technologies subject to the U.S. Department of Commerce’s Export Control Regulations, or the EAR. This designation could subject us to negative publicity, which could cause certain business counterparties, particularly those in the United States, from dealing with us. Furthermore, the EAR are subject to change from time to time, and future changes could negatively affect us.

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

We rely primarily on trade secrets and other contractual restrictions to protect our intellectual property. Contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. In addition, as of December 31, 2025, we held 510 patents and had 179 pending patent applications in China covering various aspects of the polysilicon and wafer manufacturing process. However, we cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. Failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe on or misappropriate our proprietary technologies or other intellectual property and proprietary rights and use them to compete against us, which could have a material adverse effect on our business, financial condition or operating results.

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

As of March 31, 2026, Messrs. Xiang Xu, Guangfu Xu, Dafeng Shi and Fei Ge and Ms. Xiaoyu Xu, our directors that are affiliated with Daqo Group Co., Ltd. (“Daqo Group”), beneficially owned a total of 120,372,554 or 35.6% of our ordinary shares, including shares that they had the right to acquire within 60 days. As a result of their relatively high level of shareholding given our broad shareholder base, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. These shareholders’ interests as beneficial owners of Daqo Group may not always be aligned with their interests as our shareholders. Should any conflict of interest arise, these shareholders may take actions not in the best interest of us and our other shareholders.

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

In addition, our financial results and effective tax rates may be affected by other factors, including shifts in the mix of profits earned across jurisdictions with different tax rates, changes in applicable tax laws or their interpretations, and other developments. In particular, in 2021, the Organization for Economic Cooperation and Development announced an Inclusive Framework on Base Erosion and Profit Shifting including Pillar Two Model Rules establishing a global minimum tax, which calls for the taxation of large multinational corporations at a minimum effective rate of 15%. A number of tax jurisdictions, including Hong Kong, Canada and the U.K., have enacted, or are in the process of enacting, legislation to implement the Pillar Two rules. To the extent that any such legislation applies to us or our subsidiaries, it could limit or eliminate the benefit of the preferential tax treatment currently enjoyed by our Chinese subsidiaries. We will continue to monitor and evaluate the impact of such legislative developments in the tax jurisdictions where we operate. As these rules and their implementing measures continue to evolve, there can be no assurance that our results of operations and financial condition would not be materially and adversely affected.

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

We adopted our 2009 share incentive plan, or the 2009 Plan, our 2014 share incentive plan, or the 2014 Plan, our 2018 share incentive plan, or the 2018 Plan, and our 2022 share incentive plan, or the 2022 Plan, in August 2009, December 2014, April 2018 and August 2022, respectively, that permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2009 Plan, the 2014 Plan, the 2018 Plan and the 2022 Plan, we may issue awards to purchase up to 15,000,000, 21,000,000, 38,600,000 and 37,253,465 ordinary shares of our company, respectively. As of March 31, 2026, excluding expired or cancelled options and restricted share units, we have granted options to purchase a total of 23,393,525 of our ordinary shares and 94,293,015 restricted share units of our company under these plans. In addition, we modified the exercise prices for certain outstanding options in January 2012, April 2013, January 2015 and September 2015 in order to provide additional incentives to our employees and directors pursuant to an express authorization under our share incentive plan, allowing our board of directors to approve a downward adjustment of the option exercise prices without our shareholders’ approval. In September 2022, Xinjiang Daqo adopted its 2022 share incentive plan and granted Xinjiang Daqo’s stock options to its directors, senior executives and other personnel determined by its board of directors. As a result of these option grants, option re-pricings and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account compensation costs for all stock awards using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. In addition, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. Moreover, the vesting of restricted share units and exercise of share options could dilute your ownership interests in our company and may adversely impact the value of our ADSs and ordinary shares. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated with incentive shares or options.

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

In April 2025, the United States announced broad tariffs on imports from all countries, comprising a 10% so-called “baseline” tariff on all countries, varying so-called “reciprocal” tariffs on certain trade partners, and a so-called “fentanyl-related” tariff of 20% on goods from China, Mexico and Canada. On February 20, 2026, the U.S. Supreme Court struck down tariffs imposed by U.S. President Trump under the International Emergency Economic Powers Act. Following the decision, the administration rescinded the IEEPA-based tariffs, but concurrently imposed a 10% temporary import surcharge under section 122 of the Trade Act of 1974 on imports from all U.S. trading partners for a 150-day period commencing on February 24, 2026 and discussed plans to impose other tariffs in reliance on other statutory authority. These changing policies have created considerable uncertainty regarding future tariff rates and the trajectory of U.S.-China trade relations.

In addition, on October 28, 2024, the U.S. Department of the Treasury issued a final rule to implement President Biden’s August 2023 Executive Order on Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern, which became effective on January 2, 2025. This rule provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in China, including Hong Kong and Macau. Subsequently, the U.S. government issued a broadly worded “America First Trade Policy” on January 20, 2025 and an “America First Investment Policy” February 21, 2025. In particular, the America First Trade Policy directs the Treasury and several other executive departments and offices of the U.S. government to review the outbound investment program. In addition, the America First Investment Policy Memorandum contemplates possible application of the outbound investment program to a wider range of technologies, including biotechnology, hypersonics, aerospace, advanced manufacturing, directed energy, and other areas “implicated by the PRC’s national Military-Civil Fusion strategy” and applying restrictions to a wider range of investments, including publicly traded securities. On December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025 (the “COINS Act”) was signed into law. The COINS Act will keep the core of the final rule while expanding its scope and coverage, including underwriting services as an exception and amending certain key definitions such as “Covered Foreign Person.” It directs the U.S. Department of Treasury to define the technical parameters for prohibited and notifiable transactions. The content of the implementation regulations remains uncertain. Any expansion of the restrictions under the existing outbound investment rule could limit the ability of Chinese companies (including us) to raise capital from U.S. investors.

Against this backdrop, the PRC government has also, in addition to the retaliatory tariffs, taken a number of steps affecting U.S.-China relations, including the issuance of the Unreliable Entity List in 2019 (as amended from time to time), the enactment of the Anti-Foreign Sanctions Law in 2021, and the issuance of Provisions on Implementation of the Anti-foreign Sanctions Law of the People’s Republic of China in 2025. The Anti-Foreign Sanctions Law and Provisions on its implementation provide a legal basis for the Chinese regulators to take action in response to foreign sanctions, as well as for Chinese citizens and organizations to bring civil actions for injunctive relief or damages. Under the Anti-Foreign Sanctions Law and Provisions on its implementation, the competent department of the State Council may place any individuals and organizations that are directly or indirectly involved in making, determining, or implementing the discriminatory restrictive measures as provided therein on the countermeasure list.

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

In addition, the PRC government has formally designated anti-involution as a national policy priority in China’s 15th Five-Year Plan. Following this policy, relevant authorities have deployed targeted regulatory measures to address irrational competition and overcapacity, including by issuing standards guidance, enhancing quality supervision, taking enforcement actions, and promoting technological advancement. The legislative framework governing competition and pricing has been amended, and a new mandatory national standard has been proposed that would impose strict energy consumption limits on polysilicon production on a per-unit-output basis. These regulatory developments are ongoing, and failure to comply with these requirements may subject us to penalties, suspension of business operations, mandatory shutdown of facilities deemed obsolete, or other administrative or enforcement measures. Any such consequences could materially and adversely affect our profitability.

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

As substantially all of our business is conducted in China, we are exposed to legal and other risks associated with our operations in China. The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations or the value of our ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. Since 2021, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in China, such as filing requirements for China-based companies’ overseas securities offerings and listing, new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data privacy and security, and expanded efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes currently have any material impact on us, we will be required to comply with the filing requirements for our future securities offerings and listing, which we cannot guarantee that we will be able to complete in a timely manner, or at all.

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

With the trend of strengthening anti-monopoly supervision around the world, the PRC government has issued a series of anti-monopoly laws and regulations, paying more attention to corporate compliance. On February 7, 2021, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guidelines for Anti-monopoly in the Field of Platform Economy. On November 15, 2021, the State Administration for Market Regulation of the PRC promulgated the Guidelines for the Overseas Anti-monopoly Compliance of Enterprises. On April 4, 2024, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guide to the Anti-monopoly Compliance of Undertakings. On December 10, 2024, the State Administration for Market Regulation of the PRC promulgated Guidelines for the Review of Horizontal Concentrations. On December 9, 2025, the State Administration for Market Regulation of the PRC promulgated Provisions on Prohibiting Monopoly Agreements (2025 Revision), which became effective on February 1, 2026. On December 15, 2025, the State Administration for Market Regulation of the PRC promulgated Guidelines for the Review of Non-Horizontal Concentrations, which became effective on February 1, 2026. We believe that these regulations have little impact on us, but we cannot guarantee that regulators will agree with us or that these regulations will not affect our business operations in the future.

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. On July 30, 2021, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. If any critical information infrastructure is identified, the relevant authorities shall promptly notify the relevant operator and the Ministry of Public Security. The CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. In accordance with the Security Assessment Measures, a data processor should apply to the CAC for a security assessment under certain circumstances, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing personal information of over one million people provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC. Moreover, the Security Assessment Measures provide that for non-compliant cross-border data transfers that had been carried out before this regulation came into effect, rectification must be completed within six months from the effective date of the regulation. On June 27, 2025, the CAC promulgated the Guide to Applications for Security Assessment of Outbound Data Transfers (Third Edition) to guide and assist data processors in making applications for security assessment of outbound data transfers in a compliant and orderly manner. We believe that these regulations are not applicable to us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulations However, we cannot guarantee that the regulators will agree with us. On September 30, 2024, the State Council of the PRC promulgated the Regulation on Network Data Security Management, which became effective on January 1, 2025. The regulation set forth different scenarios under which data processors would be required to apply for cybersecurity review. As of the date hereof, we have not been involved in any investigations on cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, as these are new regulations, there remain uncertainties as to how they will be interpreted or implemented in the context of an overseas offering.

We may be subject to PRC laws relating to the collection, use, sharing, retention security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our wholly foreign-owned enterprises in China, and other parties with which we have commercial relations. For example, on September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. In addition, the Standing Committee of PRC National People’s Congress promulgated the PIPL on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. On October 14, 2025, the CAC and the State Administration for Market Regulation of the PRC promulgated Measures for the Certification of Cross-Border Provision of Personal Information, which became effective on January 1, 2026. The regulation sets forth the process and necessary conditions for providing personal information to outside the PRC territory by means of certification of cross-border provision of personal information. As of the date hereof, we have not been involved in any investigations on data security or privacy compliance issues in connection with the PRC Data Security Law, the PIPL or Measures for the Certification of Cross-Border Provision of Personal Information, and we have not received any inquiry, notice, warning, or sanctions in such respect. In addition, we do not expect to have significant data security or privacy issues given that the nature of our business does not involving collecting and use of vast personal data. However, we cannot guarantee that the regulators will agree with us or will not in the future adopt new regulations that restrict our business operations.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date, the CSRC also circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises, or collectively, the Guidance Rules and Notice. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. Under the Trial Measures and the Guidance Rules and Notice, domestic enterprises conducting overseas offering and listing of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in the nature of equity), either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Measures’ requirements within three working days after (i) the application for an initial public offering is submitted and (ii) any completion of offering of shares in the same stock market after the initial public offering and listing. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits, and fines on the controlling shareholders as well as other responsible persons. The Trial Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. On December 24, 2025, People’s Bank of China and SAFE jointly issued the Notice on Issues Concerning the Administration of Funds Raised by Domestic Enterprises Listed Overseas (“Notice No.252”), which became effective on April 1, 2026. The notice applies to the direct overseas listing and issuance of overseas depositary receipts by domestic joint-stock limited companies, and sets forth systematic provisions regarding registration, accounts, cross-border receipts and payments and exchange, information reporting, and compliance review.

Under the Trial Measures and Notice No.252, any future securities offering and listing overseas by us, including follow-on offerings, secondary listings, and going private transactions, will be subject to various requirements, including the filing requirements with the CSRC, under the Trial Measures and Notice No.252, and we cannot assure you that we will be able to comply with such requirements in a timely manner, or at all. We may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or for delay in obtaining approval for our offerings by the CSRC or other regulatory agencies. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from our offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of our ADSs.

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

We are subject to the reporting obligations under the U.S. securities laws. As of December 31, 2025, our management concluded that our internal control over financial reporting was effective. For the year ended December 31, 2025, our independent registered public accounting firm performed an audit of our internal control over financial reporting.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking a first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB announced its determination that it has been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. As a result of this announcement, we were not for the fiscal year of 2023 or 2024, and do not expect to be for the fiscal year of 2025 or the foreseeable future, a Commission-Identified Issuer in respect of our annual report on Form 20-F. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese governments that could affect our listing status in the U.S. If trading in our ADSs is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor, the NYSE may determine to delist our ADSs and trading in our ADSs could be prohibited. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a delisting may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, even if we are able to maintain a listing of our ordinary shares on a non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

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

The closing trading prices of our ADSs ranged from $12.74 to $35.69 in 2025, and may remain volatile in the future and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of China-based companies, including many solar energy companies, have listed their securities on U.S. stock exchanges. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Based on our financial statements, the manner in which we conduct our business, the trading price of our ordinary shares and ADSs, the value and nature of our assets, and the sources and nature of our income, we believe that we were a PFIC for the taxable year ended December 31, 2025. Additionally, there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years. The determination of whether we are a PFIC is made annually after the close of each taxable year based on the facts and circumstances at the time, some of which may be beyond our control, such as the amount and composition of our income and the valuation and composition of our assets, including goodwill and other intangible assets, as implied by the market price of our ADSs. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets.

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

We are a foreign private issuer and, as a result, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We have 120 days to file our annual report with the SEC. We are not required to disclose detailed individual executive compensation information that is required to be disclosed by U.S. domestic issuers. Further, our principal shareholders are not required to report equity holdings under Section 16 of the Securities Act, and our directors, executive officers and principal shareholders are not subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer are different than those imposed on U.S. domestic reporting companies, our shareholders should not expect to receive the same information about us and at the same time as the information received from, or provided by, U.S. domestic reporting companies.

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

In June 2020, we announced our strategic plan to complete a listing of shares of our principal operating subsidiary, Xinjiang Daqo, on the Shanghai Stock Exchange’s Sci-Tech innovation board, known as the STAR Market. STAR Market listing requires Xinjiang Daqo to have multiple shareholders. As a result, we sold 4.4% of Xinjiang Daqo’s shares at the aggregate consideration of RMB199.05 million to Mr. Guangfu Xu, Mr. Xiang Xu, Mr. Dafeng Shi and Mr. Longgen Zhang, respectively. Following the transaction, we beneficially owned 95.6% of equity interest in Xinjiang Daqo. In July 2021, Xinjiang Daqo completed its initial public offering and listing on the STAR Market and raised net proceeds of approximate RMB6.07 billion in this offering. In February 2022, Xinjiang Daqo applied with the Shanghai Stock Exchange to conduct a private offering to qualified institutional investors, intending to raise up to RMB11 billion from this private offering for our 100,000 metric tons of polysilicon expansion project in Baotou, Inner Mongolia, China, and to supplement our working capital. As of March 31, 2026, we beneficially own a 72.8% equity interest in Xinjiang Daqo.

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

Our principal executive offices are located at 29th Floor, Huadu Mansion, 838 Zhangyang Road, Shanghai, People’s Republic of China, and our telephone number at that location is +86-21-5075-2918. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, 2nd Floor, North Wing, Harbor Place, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017. SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC. Our website is http://www.dqsolar.com.

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

We impose rigorous quality control standards at various stages of our manufacturing process. We systematically test raw materials from our suppliers and test our inputs at each stage of our manufacturing process to ensure that they meet all technical specifications. With our strict quality control measures in our manufacturing and facility construction processes, we are able to produce high-quality polysilicon consistently at our facilities. We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2025, our major polysilicon customers included operating entities of major silicon wafer producers and vertical integrated solar manufacturers.

Quarterly sales volume for polysilicon in 2025:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	FY 2025
Sales Volume
Polysilicon (MT)	28,008	18,126	42,406	38,167	126,707

Our Products

We manufacture and sell high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. We offer ready-to-use polysilicon, packaged to meet crucible stacking, pulling, and solidification needs. Our annual production capacity for polysilicon increased from 35,000 MT to 70,000 MT in December 2019 and further increased to 305,000 MT in the third quarter of 2024. Our actual production volume of polysilicon in 2024 and 2025 was 205,068 MT and 123,652 MT, respectively. We are one of the best-quality polysilicon makers in China.

See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Components of Results of Operations-Revenues” for a breakdown of our net revenues by category of activity.

Polysilicon Manufacturing Process

Modified Siemens Process

We use the modified Siemens process to produce polysilicon, which is outlined as follows:

Chlorine generated via electrolysis in the caustic soda facility reacts with hydrogen in an HCl synthesis furnace to produce HCl. Following dehydration, the HCl is fed into a TCS synthesis reactor, where it reacts with MG-Si powder to form chlorosilanes. In parallel, a hydrochlorination unit converts MG-Si powder—together with STC, HCl, and hydrogen recovered from reduction off-gas—into chlorosilanes. Unreacted STC, HCl and hydrogen are separated and recycled back into the hydrochlorination loop.

The crude chlorosilane mixture is subjected to multi-stage adsorption and distillation to separate high-purity TCS, DCS and STC. The purified TCS is vaporized, blended with purified hydrogen gas and DCS at a controlled ratio, and fed into the deposition reactor for vapor-phase deposition to form ultra-pure polysilicon rods.

Off-gas from the reduction reaction is processed through condensation, compression, absorption, desorption, and adsorption to recover high-purity hydrogen, HCl and chlorosilanes, each of which is recycled separately. The polysilicon rods are then crushed and separated in the final-product processing section to produce polysilicon products of various grades and specifications.

The diagram below describes our current general manufacturing process:

To further enhance manufacturing efficiency, we have installed a Distribution Control System, an advanced process control system, and a thermal energy recycling mechanism. The Distribution Control System and the advanced process control system together enable tight quality control, minimize process-related variations, and improve overall productivity. Our thermal energy recycling system captures heat generated by our deposition and hydrogenation reactors and redistributes it to other production areas, including distillation facilities for TCS purification and our refrigeration station, which supports a large number of condensers.

Manufacturing Capacity

The following table sets forth our major installed, approximate annual production capacity objectives as of the dates indicated and includes the expected date of initial commercial operation and fully ramped-up production of each expansion phase.

Approximate
	Annual		Commercial	Fully
	Production	Construction	Production	Ramped-up
	Capacity	Period	Period	Production
Phase 2A facilities	5,000 MT	Second quarter of 2011 – September 2012	First quarter of 2013 – Present	March 2013
Capacity enhancement of Phase 2A facilities	1,150 MT	July 2013 – January 2014	January 2014 – Present	First quarter of 2014
Phase 2B facilities	6,000 MT	April 2014 – June 2015	July 2015 – Present	Third quarter of 2015
Phase 3A facilities	5,850 MT	July 2015 – December 2016	First quarter of 2017 – Present	First quarter of 2017
Phase 3B facilities	12,000 MT	January 2018 – October 2018	December 2018 – Present	December 2018
Debottlenecking project of Phase 3B facilities	5,000 MT	April 2019 - June 2019	June 2019 - Present	Second quarter of 2019
Phase 4A facilities	35,000 MT	May 2018 – September 2019	September 2019 – Present	December 2019
Phase 4B facilities	35,000 MT	March – December 2021	December 2021 – Present	February 2022
Phase 5A facilities	100,000 MT	March 2022 – April 2023	April 2023 – Present	June 2023
Phase 5B facilities	100,000 MT	March 2023 – May 2024	May 2024 – Present	N/A(1)
Polysilicon for semiconductor	1,000 MT	March 2022 – December 2024	May 2024 – Present	N/A(1)

Note:

(1)

We currently do not have an expected ramp-up schedule for our Phase 5B facilities or our polysilicon project for the semiconductor industry, primarily due to adverse market conditions. We will adjust our production plans for these projects based on market conditions.

We completed the construction and installation of Phase 3A at the end of 2016 and commenced initial production in the first quarter of 2017. By the end of February 2017, we achieved full production capacity of 18,000 MT per annum. In August 2017, our board of directors approved the Phase 3B expansion project. We completed the construction and installation of Phase 3B and commenced pilot production by October 2018. The Phase 3B facility ramped up to full production capacity and increased our total production capacity to 30,000 MT in December 2018. In addition, we completed a debottlenecking project and increased our total production capacity to 35,000 MT in June 2019. Our Phase 4 expansion plan comprises Phase 4A and Phase 4B, which each increased our production capacity by 35,000 MT. We completed the Phase 4A project and began pilot production in September 2019. We reached full capacity of 35,000 MT in December 2019, which increased our total production capacity to 70,000 MT. Following the full operation of our Phase 4A expansion project, we further reduced our production cost to $6.38/kg in the fourth quarter of 2019, benefiting from low cost of electricity, new production processes and equipment with higher efficiencies, and greater economies of scale. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual production capacity to 105,000 MT in January 2022. We began the construction of our Phase 5A project in March 2022 and completed it in April 2023. We ramped it up to its full capacity in June 2023, which increased our total annual production capacity of polysilicon for the solar industry to 205,000 MT. We began the construction of our Phase 5B project in March 2023 and began production in May 2024, which increased our total annual production capacity of polysilicon for the solar industry to 305,000 MT. In addition, we began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and began trial production in May 2024. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our future success depends substantially on our ability to significantly expand our polysilicon production capacity and output, which exposes us to a number of risks and uncertainties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to manage our expansion effectively, our business and financial results may be adversely affected.”

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

Customers and Sales

We currently sell polysilicon to China-based photovoltaic product manufacturers. As of December 31, 2025, our major polysilicon customers included operating entities of major silicon wafer producers and vertical integrated solar manufacturers.

We sell a substantial portion of our polysilicon to a limited number of customers. Our top three customers in aggregate accounted for 64.4%, 53.8% and 63.5% of our continuing operations’ total revenues in 2023, 2024 and 2025, respectively.

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

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. We have one of the leading research and development teams among polysilicon manufacturers in China. Our research and development team consists of 968 experienced researchers and engineers. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and production processes, focusing on efforts to improve product quality, reduce manufacturing costs and broaden our product markets. In 2025, we completed 68 research and technology or process improvement projects to enhance our polysilicon manufacturing process, and successfully registered 99 patents with the State Intellectual Property Office of the PRC.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on patents, copyrights, trademarks, trade secrets and other intellectual property laws, as well as non-competition and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

As of December 31, 2025, we held 510 patents and had 179 additional pending patent applications covering different aspects of the polysilicon and wafer manufacturing process. We also rely heavily on a combination of proprietary process engineering, trade secrets and employee contractual protections to establish and protect our intellectual property, as we believe that many crucial elements of our production processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when primarily utilizing our resources or when performing their duties during their employment.

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

For our polysilicon business, our major international competitors include Wacker, OCI and Hemlock, and our major competitors in China include GCL-Poly, Xinte Energy, Tongwei Yongxiang, Asia Silicon, and Xinjiang East Hope New Energy. There are also new entrants into the polysilicon manufacturing market in China, such as Lihao Semiconductor and Xinjiang Jingnuo New Energy. In addition, some solar cell and module manufacturers might have the intention of establishing polysilicon production or affiliate relationships with manufacturers of polysilicon. We compete with these in-house capabilities, which could limit our ability to expand our sales. Furthermore, the demand for our polysilicon may be adversely affected by alternative technologies in cell manufacturing. The vast majority of silicon-based photovoltaic cell manufacturers currently use chunk or granular polysilicon. However, alternative technologies that use little to no silicon in the production of solar cells are being developed in cell manufacturing. One example of such technology is thin-film cell production. We believe that the solar cells made using thin-film technologies generally tend to have lower energy conversion efficiency than silicon-based solar cells. In addition, the manufacturing cost of silicon-based cells has been significantly reduced recently, which largely reduces or eliminates the historical cost advantage of thin-film cells. Another example of such technologies is the perovskite solar cell, which we believe is challenged by its low stability and currently cannot achieve large-scale production. Based on our management’s industry knowledge, we believe silicon-based cells will remain the most widely used solar photovoltaic cells in the near future.

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

On October 31, 2025, the National Energy Administration promulgated the Guiding Opinions of the National Energy Administration on Promoting Integrated and Synergistic Development of New Energy, which aims to transform the development, construction, and operation models of new energy and to achieve integrated and synergistic development.

On November 28, 2025, the National Energy Administration promulgated the Implementing Rules for the Administration of Renewable Energy Green Electricity Certificates (Trial), which apply to the issuance, transfer, cancellation, and related management of green electricity certificates corresponding to the electricity generated by renewable energy projects within the territory of PRC.

On December 31, 2025, the China National Intellectual Property Administration and the Ministry of Industry and Information Technology jointly issued Opinions on Further Strengthening Intellectual Property Protection in the Photovoltaic Industry, which aim to fully leverage the value and function of intellectual property in protecting and incentivizing innovation, effectively address improper competition, continuously foster a fair and orderly market environment, and promote the healthy development of the photovoltaic industry.

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

The principal regulation governing foreign ownership of solar power businesses in the PRC is Catalogue of Industries for Encouraged Foreign Investment (2025 Edition). Under the Encouraged Catalogue 2025, effective from February 1, 2026, the solar power related business is classified as an “encouraged foreign investment industry.” Companies that operate in encouraged foreign investment industries and satisfy applicable statutory requirements are eligible for preferential treatment, including tariff exemption on imported equipment, lower corporate income tax for foreign invested enterprises in encouraged industries in the western region and priority consideration in obtaining land use rights.

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

C.Organizational Structure

 The following diagram illustrates our corporate structure, including our principal subsidiaries, as of March 31, 2026.

Notes:

(1)

As of March 31, 2026, individual owners of Daqo Group that are affiliated to us, including Messrs. Xiang Xu, Guangfu Xu, Dafeng Shi, Fei Ge and Ms. Xiaoyu Xu, beneficially hold equity interests in Daqo Cayman directly and through three personal holding companies incorporated in the British Virgin Islands. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(2)	Indicates jurisdiction of incorporation.
(3)	Indicates companies within the listing group.

D.Property, Plants and Equipment

Our Phase 2A, Phase 2B, Phase 3A, Phase 3B, Phase 4A and Phase 4B production facilities in Shihezi Xinjiang had approximately 1,221,044 square meters of office and manufacturing space in total as of December 31, 2025. As of the same date, we had been granted land use rights to approximately 1,221,044 square meters of land where our plants and offices are situated. These land use rights are usually valid for a period of fifty years, starting from the date of grant from the local government in Xinjiang.

Our Phase 5A, Phase 5B and semi-grade polysilicon facilitates are located in Baotou, Inner Mongolia, with approximately 2,134,406 square meters of office and manufacturing space in total as of December 31, 2025. As of the same date, we had been granted land use rights to approximately 2,134,406 square meters of land where our plants and offices are situated. These land use rights are usually valid for a period of fifty years, starting from the date of grant from the local government in Baotou.

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

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the historical consolidated financial statements of our company for the years ended December 31, 2023 2024 and 2025 and related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

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

We strive to improve our polysilicon production efficiency and to increase our output through technological improvements, adoption of process innovation and refinement, as well as equipment enhancement. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT in January 2022, which increased our total annual production capacity to 105,000 MT. We began the construction of our Phase 5A project in Baotou in March 2022 and completed it in April 2023. We ramped it up to its full capacity in June 2023, which increased our total annual production capacity to 205,000 MT. We began the construction of our Phase 5B project in March 2023 and began production in May 2024, which increased our total annual production capacity to 305,000 MT. In addition, we began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and began trial production in May 2024.

We currently sell polysilicon to China-based photovoltaic product manufacturers. The majority of our sales are made under framework contracts, with the prices to be determined at the time when specific sales orders are made. As of December 31, 2025, our major polysilicon customers included operating entities of major silicon wafer producers and vertical integrated solar manufacturers.

We expanded to the downstream photovoltaic manufacturing business by commencing commercial production of wafers in July 2011. In September 2018, we decided to discontinue our operations in Chongqing, including wafer manufacturing, which have since been recognized as our discontinued operations. By the end of 2020, Chongqing Daqo had completely ceased operations.

We have achieved considerable developments since we commenced commercial production of polysilicon in July 2008. We produced 197,831 MT, 205,068 MT and 123,652 MT of polysilicon and sold 200,002 MT, 181,362 and 126,707 MT in 2023, 2024 and 2025, respectively. We generated revenues of $2,307.7 million, $1,029.1 million and $665.4 million in 2023, 2024 and 2025, respectively. We had a gross profit of $920.7 million in 2023 and a gross loss of $212.9 million and $137.9 million in 2024 and 2025, respectively. Our gross margin was 39.9%, negative 20.7% and negative 20.7% in 2023, 2024 and 2025 respectively. We achieved net income attributable to Daqo New Energy Corp. shareholders of $429.5 million in 2023 and net loss attributable to Daqo New Energy Corp. shareholders of $345.2 million in 2024 and $170.5 million in 2025.

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

According to industry research, global solar PV installations in 2025 totaled approximately 580 GW, representing an increase of 9.4% from 530 GW in 2024. The annual newly added solar PV installations in China were estimated to be approximately 317 GW in 2025, compared to 278 GW in 2024 and 217 GW in 2023. China continued to rank as the largest solar PV market globally. According to several solar PV market reports and our estimation, we currently expect global PV solar installations in 2026 to be approximately 500 to 667 GW.

Product prices

The selling prices of our photovoltaic products are volatile and cannot be predicted with certainty. Our gross margin decreased to 39.9% in 2023, primarily due to decreases in ASPs of polysilicon. In 2024, our gross margin decreased to negative 20.7%, primarily due to lower ASPs and inventory impairment. In 2025, our gross margin remained stable at negative 20.7%.

Company’s quarterly polysilicon external sales volume and ASPs from 2020 to 2025 (VAT excluded):

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

Our production capacity and utilization

We focus on our core businesses and are committed to expanding our capacity and further improving our operational efficiency, cost structure and product quality by adopting new technologies and optimizing the manufacturing processes. We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total annual production capacity to 105,000 MT in January 2022. Our Phase 5 project of polysilicon for the solar industry in Baotou comprises Phase 5A and Phase 5B. We began the construction of our Phase 5A project in March 2022 and completed it in April 2023. We ramped it up to its full capacity in June 2023, which increased our total annual production capacity to 205,000 MT. We began the construction of our Phase 5B project in March 2023 and began production in May 2024, which increased our total annual production capacity to 305,000 MT. We also began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and began trial production in May 2024.

Our polysilicon production costs consist primarily of the costs of electricity and other utilities, raw materials, labor and depreciation. In our polysilicon manufacturing facilities in Xinjiang, because of the abundant coal resources, the local electricity rate is much lower than that in most areas in China. This cost advantage, along with our operational expertise, enables us to become one of the lowest cost producers around the globe. We have implemented additional measures to reduce our production costs through technology, process and equipment improvement. During 2021, our production cost increased as compared to 2020, primarily due to increasing cost of raw materials. However, if the impact of higher raw material cost is excluded, we still achieved lower production cost, primarily due to our efforts in additional energy savings and improvement on manufacturing efficiency. During 2022, our production cost decreased as compared to 2021, primarily due to lower raw material cost and improved operational efficiency. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations. During 2023, our production cost decreased to $6.78/kg as compared to 2022, primarily due to continued improvement in operational efficiency and greater economies of scale. During 2024, our production cost decreased to $6.44/kg as compared to 2023, primarily due to continued improvement in our operational efficiency, lower cost of raw materials, and temporary shut-down of our older production lines in light of market downturns. Our production cost increased from 2024 to $6.61/kg in 2025, primarily due to higher depreciation resulting from the decrease in the capacity utilization rate.

Indicative polysilicon production cost breakdown in Q4 2025:

Components of Results of Operations

Revenues

Our revenues are derived from the sale of polysilicon. We plan to continue to focus on our current polysilicon production business to further improve operation efficiency, cost structure and product quality.

We commenced polysilicon production in 2008. We produced 197,831 MT, 205,068 MT and 123,652 MT of polysilicon and sold 200,002 MT, 181,362 MT and 126,707 MT of polysilicon in 2023, 2024 and 2025, respectively. Our polysilicon selling prices are directly affected by global supply and demand conditions. In 2023, the annual average selling price decreased by 66.7% as compared to 2022, primarily due to new production capacities and oversupply of polysilicon in the market. In 2024, the annual average selling price decreased by 50.7% as compared to 2023, primarily due to the continued oversupply in the market. In 2025, the annual average selling price decreased by 7.3% as compared to 2024, primarily due to the continued market oversupply, although this decline was mitigated by China’s anti-involution initiatives since the second half of 2025. We generated revenues of $2,307.7 million, $1,029.1 million and $665.4 million in 2023, 2024 and 2025, respectively. We achieved net income attributable to our shareholders of $429.5 million in 2023 and net loss attributable to our shareholders of $345.2 million in 2024 and $170.5 million in 2025. We have entered into framework agreements with some of our customers. These contracts typically contain binding terms related to the sales volume of our polysilicon during the contract term. The pricing terms are typically agreed upon between us and our customers based on the prevailing market prices when specific sales orders are placed. Such pricing determination method has caused, and is expected to continue to cause, fluctuations in our revenues and results of operations. In 2023, our top three customers accounted for approximately 22.7%, 22.7% and 19.0% of our revenues, respectively, and the three customers in aggregate accounted for approximately 64.4% of our revenues. In 2024, our top three customers accounted for approximately 21.5%, 16.3% and 16.0% of our revenues, respectively, and the three customers in aggregate accounted for approximately 53.8% of our revenues. In 2025, our top three customers accounted for approximately 38.9%, 18.1% and 6.5% of our revenues, respectively, and the three customers in aggregate accounted for approximately 63.5% of our revenues.

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

We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT in January 2022. We began the construction of our Phase 5A project in March 2022, completed it in April 2023 and ramped it up to its full capacity in June 2023. We began the construction of our Phase 5B project in March 2023 and began production in May 2024, which increased our total annual production capacity to 305,000 MT. We also began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and began trial production in May 2024.

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

Research and development expenses

Our research and development expenses consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and equipment costs relating to the design, development, testing and enhancement of our production process. We expect our research and development expenses to increase in the future as we continue to hire additional research and development personnel and focus on improvement of process technologies for our products, and expand our polysilicon manufacturing business. Our research and development expenses in 2023, 2024 and 2025 primarily resulted from continuous technology improvement projects for polysilicon production.

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

Interest income and expense

Our interest income represents interest on our cash balances. Our interest expenses relate primarily to our short-term and long-term borrowings.

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

Xinjiang Daqo is a foreign-invested enterprise established on February 22, 2011, located in Shihezi Economic Development Area in Xinjiang Autonomous Region. Inner Mongolia Daqo New Energy is a subsidiary of Xinjiang Daqo established on October 25, 2021, located in Baotou in Inner Mongolia Autonomous Region. According to Announcement No.23 [2020] of the Ministry of Finance, State Taxation Administration and National Development and Reform Commission, Xinjiang Daqo and Inner Mongolia Daqo New Energy were established in western China and meet certain requirements for a preferential tax rate under the announcement, and therefore are entitled to a preferential tax rate of 15% until December 31, 2030. During the years ended December 31, 2023, 2024 and 2025, Xinjiang Daqo and Inner Mongolia Daqo New Energy were entitled to a preferential tax rate of 15%. Other PRC subsidiaries are subject to the statutory rate of 25%.

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. In accordance with applicable accounting principles of ASC 740-30, a deferred tax liability shall be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis of an investment in a foreign subsidiary, except for the indefinite reinvestment exception. Before Xinjiang Daqo’s initial public offering in China in 2021, we determined that the undistributed earnings of Xinjiang Daqo had been and would be indefinitely reinvested, and no deferred tax liability was recognized on the undistributed earnings of Xinjiang Daqo. Upon the completion of Xinjiang Daqo’s IPO in 2021, Xinjiang Daqo’s dividends distribution policy changed to that its accumulated dividends distributed in cash in the recent three years must not be less than 30% of its average annual distributable profits in the past three years, to be compliant with PRC listing rules. That means, no less than 10% of its annual attributable profit would be distributed during each of the recent three years since 2022. We recorded liabilities for withholding income tax based on an estimate that 15.50% of distributable profit from Xinjiang Daqo and its subsidiaries for the years ended December 31, 2023 would be distributed, and the remaining distributable profit will be used indefinitely for reinvestments within the PRC. For the years ended December 31, 2024 and 2025, Xinjiang Daqo recorded net losses and therefore did not have any distributable profit.

Pursuant to the Interim Regulations on Value Added Tax and their implementation rules, starting from May 1, 2018, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services or the importation of goods in China are generally required to pay value-added tax, or VAT, at a rate of 16% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. On March 20, 2019, the Ministry of Finance, SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, pursuant to which, gross proceeds from the sale of goods, the provision of repairs and replacement services or the importation of goods are generally subject to a VAT rate of 13% effective from April 1, 2019. When exporting certain goods, excluding polysilicon currently, the exporter is entitled to VAT refund, which amount will be a portion of or all of the VAT that it has already paid or borne. For our sales of polysilicon products, we are subject to the 13% VAT without any VAT refunds for such sales after April 1, 2019. The Interim Regulations on Value Added Tax and their implementation rules have been repealed by the Value-Added Tax Law of the People’s Republic of China (promulgated on December 25, 2024 and effective from January 1, 2026) and its Regulations for the Implementation (promulgated on December 25, 2025 and effective from January 1, 2026). On January 8, 2026, the Ministry of Finance and State Administration of Taxation promulgated Announcement on Adjusting the Export Tax Rebate Policies for Photovoltaic and Other Products, effective from April 1, 2026, which announced that as of April 1, 2026, the value-added tax (VAT) export tax rebate for photovoltaic and other products shall be canceled.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2023	2024	2025

	US$ in thousands
Revenues	2,307,695	1,029,080	665,415
Cost of revenues	(1,387,045)	(1,242,012)	(803,266)
Gross profit (loss)	920,650	(212,932)	(137,851)
Operating income (expenses):
Selling, general and administrative expenses	(213,241)	(143,089)	(118,224)
Long-lived assets impairment	—	(175,627)	—
Allowance for expected credit loss	—	(18,072)	(18,497)
Research and development expenses	(10,116)	(4,559)	(2,584)
Other operating (expenses) income, net	86,137	(9,813)	6,921
Total operating expenses, net	(137,220)	(351,160)	(132,384)
Income (expense) from operations	783,430	(564,092)	(270,235)
Interest income, net	52,302	30,223	9,029
Exchange gain (loss)	(17,367)	(2,378)	31
Investment income, net	109	18,186	24,058
Income (loss) before income taxes	818,474	(518,061)	(237,117)
Income tax (expense) benefit	(165,588)	69,907	21,034
Net income (loss)	652,886	(448,154)	(216,083)
Net income (loss) attributable to non-controlling interest	223,341	(102,939)	(45,569)
Net income (loss) attributable to Daqo New Energy Corp.’s ordinary shareholders	429,545	(345,215)	(170,514)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue. The revenue was $665.4 million in 2025, representing a 35.3% decrease from $1,029.1 million in 2024, primarily due to lower sales volume and lower polysilicon ASPs. All the polysilicon sold in 2024 and 2025 was manufactured in our Xinjiang and Inner Mongolia facilities. Our sales volume decreased by 30.1% from 181,362 MT in 2024 to 126,707 MT in 2025. Our annual average selling prices decreased by 7.3% from $5.66/kg in 2024 to $5.25/kg in 2025.

Cost of revenue. The cost of revenue was $803.3 million in 2025, representing a 35.3% decrease from $1,242.0 million in 2024. The decrease in cost of revenue from product sales was primarily attributable to lower sales volume, our continued improvement in operational efficiency and production process, and the cost reduction of raw materials.

Gross loss. We had a gross loss of $137.9 million in 2025, representing a 35.3% decrease from gross loss of $212.9 million in 2024.

Selling, general and administrative expenses. Our selling, general and administrative expenses for continuing operations decreased to $118.2 million in 2025 from $143.1 million in 2024, primarily due to the reduction in non-cash share-based compensation cost related to our share incentive plan, which was $55.8 and $72.4 million in 2025 and 2024, respectively.

Long-lived assets impairment. We had long-lived assets impairment decreased from $175.6 million in 2024 to nil in 2025, mainly because the polysilicon selling prices rebounded substantially in 2025, which enhanced the recoverability of the carrying amount of our long-lived assets.

Allowance for expected credit loss. Our allowance for expected credit loss increased from $18.1 million in 2024 to $19.3 million in 2025, mainly due to uncertainties in the recoverability of long-aged receivables.

Research and development expenses. Our research and development expenses were $2.6 million in 2025, compared to $4.6 million in 2024. The research and development expenses vary from period to period reflecting the R&D activities that occur in such period.

Other operating (expenses) income, net. Other operating income was $6.9 million in 2025, as compared to other operating expenses of $9.8 million in 2024. Our other operating income in 2025 was mainly attributable to government subsidies. Our other operating expenses in 2024 were primarily attributable to loss of disposal on fixed assets.

Interest income, net. Our net interest income decreased from $30.2 million in 2024 to $9.0 million in 2025. The decrease in interest income was primarily due to lower cash at bank balance as well as lower bank interest rates.

Income tax benefit. Income tax benefit decreased from $69.9 million in 2024 to $21.0 million in 2025, primarily because our loss recognized in 2025 was lower than that in 2024.

Net loss. As a result of the foregoing, net loss decreased from $448.2 million in 2024 to $216.1 million in 2025.

Net loss attributable to our shareholders. As a result of the factors described above, our net loss decreased from $345.2 million in 2024 to $170.5 million in 2025.

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

Liquidity

Our cash, cash equivalents and restricted cash decreased by $472.4 million during 2023, $2,009.6 million during 2024, and $58.1 million during 2025. Net cash provided by operating activities was $1,616.0 million in 2023 and $56.1 million in 2025, and net cash used in operating activities was $435.4 million in 2024. Net cash used in investing activities was $1,196.0 million, $1,480.8 million and $134.2 million in 2023, 2024 and 2025, respectively. Net cash used in financing activities was $795.4 million, $47.4 million and $0.9 million in 2023, 2024 and 2025, respectively.

We believe that our cash, cash equivalents, and fixed term deposits will be sufficient to meet our working capital and capital expenditure needs that will arise in 2026 and beyond.

The following significant developments in 2025 and the first quarter of 2026 have impacted our liquidity or are expected to impact our liquidity:

●	As of December 31, 2025, our current assets exceeded our current liabilities by $2,110.3 million, and our amounts due to related parties of $5.1 million were included in our current liabilities. As of December 31, 2025, we had cash, cash equivalents and restricted cash of $980.3 million and fixed-term deposits of $1,035.6 million. We did not have any bank borrowings as of the same date. As of December 31, 2025, commitments outstanding for the purchases of property, plant and equipment approximated $70.9 million, which will be due subsequent to our receipt of the property, plant and equipment we purchased.
●	In December 2021, we entered into a strategic cooperation framework agreement with Baotou City to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT (i.e., our Phase 5 expansion project) and for the semiconductor industry with a total annual production capacity of 21,000 MT, silicon metal projects with a total annual production capacity of 300,000 MT and silicone projects with a total annual production capacity of 200,000 MT in Baotou City, Inner Mongolia. These projects will be conducted in several phases. In the first phase, we began the construction of our Phase 5A project, a 100,000 MT polysilicon project for the solar industry, in March 2022 and completed it in April 2023. We began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and began production in May 2024. In the second phase, we began the construction of our Phase 5B project, a 100,000 MT polysilicon project for the solar industry, in March 2023 and began production in May 2024. As of December 31, 2025, we had spent a total of RMB19.6 billion ($2.8 billion) on the above projects, and we estimate our total investments for the above projects of the first and second phases in Baotou City to be approximately RMB21.6 billion ($3.1 billion). Given adverse market conditions, we currently do not expect to incur material capital expenditures in the near future.
●	In July 2024, our board of directors approved a $100 million share repurchase program to repurchase up to US$100 million worth of our issued and outstanding ordinary shares or ADSs, effective until June 30, 2025. In August 2025, our board of directors approved a $100 million share repurchase program to repurchase up to US$100 million worth of our issued and outstanding ordinary shares or ADSs, effective until December 31, 2026. We have not repurchased our ordinary shares or ADSs pursuant to these share repurchase programs. The timing of repurchase, number of shares repurchased and prices paid will depend upon our operations and market conditions, as well as corporate governance and regulatory restrictions.

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

Cash Flows and Working Capital

Polysilicon production requires intensive capital investment. Due to our relatively short operating history, our financing has been primarily through sales of polysilicon, bank borrowings, advances from customers and equity offerings. The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2024	2025

	(in thousands of US$)
Net cash provided by (used in) operating activities	1,616,042	(435,423)	49,666
Net cash used in investing activities	(1,195,955)	(1,480,780)	(134,228)
Net cash used in financing activities	(795,398)	(47,356)	(850)
Effect of exchange rate changes	(97,083)	(46,048)	27,355
Net decrease in cash, cash equivalents and restricted cash	(472,395)	(2,009,607)	(58,057)
Cash, cash equivalents and restricted cash, at the beginning of the year	3,520,351	3,047,956	1,038,349
Cash, cash equivalents and restricted cash, at the end of the year	3,047,956	1,038,349	980,292
Supplemental disclosure of cash flow information:
Interest paid	4,719	—	—
Income taxes paid	289,529	102,496	4,343
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in the ending balance of payables	421,024	409,472	278,957
Purchases of property, plant and equipment included in the ending balance of amounts due to related parties - short-term portion	6,492	6,028	744

Our cash, cash equivalents and restricted cash decreased by $472.4 million during 2023, $2,009.6 million during 2024, and $58.1 million during 2025. As of December 31, 2025, we had $856.1 million in cash and cash equivalents and $124.2 million in restricted cash. Restricted cash was primarily composed of cash that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short-term letters of credit and bank notes and cash preserved in relation to our pending litigation with a supplier. Cash and cash equivalents consisted of cash on hand and demand deposits, which were unrestricted as to withdrawal and use and had maturity of three months or less.

As of December 31, 2025, we had a positive working capital (total current assets in excess of total current liabilities) of $2,194.6 million. We had cash, cash equivalents and restricted cash of $980.3 million and did not have any short-term or long-term bank borrowings as of December 31, 2025. We had total capital commitments of $70.9 million as of the same date.

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

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2025 was $49.7 million, primarily resulting from $567.7 million in payments for raw materials and utilities, $100.8 million in employee salaries and welfare payment, and tax paid of $34.3 million, partially offset by $753.9 million in cash received from the sales of our products. We generated positive operating cash flow in 2025. The fluctuation was primarily due to lower cost.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was $134.2 million, primarily resulting from payments for the purchase of property, plant and equipment, fixed-term deposit and short-term investments in a total amount of $4,787.5 million and offset by redemption of fixed-term deposit and short-term investments of $4,653.2 million.

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

Financing Activities

Net cash used in financing activities from continuing operation for the year ended December 31, 2025 was $0.9 million, primarily resulting from repurchase of shares of $0.9 million by Xinjiang Daqo.

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

Capital Expenditures

In 2023, we incurred capital expenditure of $1,100.7 million for our Phase 5A and Phase 5B expansion projects and our 1,000 MT polysilicon project for the semiconductor industry. In 2024, we incurred capital expenditure of $346.2 million for our Phase 5A and Phase 5B expansion projects and our 1,000 MT polysilicon project for the semiconductor industry. In 2025, we incurred capital expenditure of $115.8 million for our Phase 5B project. The capital expenditure per unit in Phase 1, Phase 2A, Phase 2B, Phase 3A, Phase 3B, Phase 4A, Phase 4B, Phase 5A, Phase 5B and the 1,000 MT polysilicon project was $114.0/kg, $56.8/kg, $26.7/kg, $16.5/kg, $14.2/kg, $13.0/kg, $18.4/kg, $11.6/kg, $13.3/kg and $141.8/kg, respectively, as of December 31, 2025. For additional information, see also “—B. Liquidity and Capital Resources” and “Item 4. Information on the Company—B. Business Overview—Manufacturing Capacity” in this annual report.

The total capital expenditures for our Phase 5A and Phase 5B expansion projects and 1,000 MT polysilicon project for the semiconductor industry are approximately $1,556.5 million, $1,380.8 million and $144.2 million, respectively, of which an aggregate of $2,795.9 million had been spent as of December 31, 2025. We intend to use cash generated from operating activities and take other actions to obtain alternative sources of financing, such as obtaining loan facilities from financial institutions, raising funds from the capital markets or entering into capital arrangements to meet our capital expenditure requirements.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Market Trends

Global solar PV installations in 2025 totaled approximately 580 GW, representing a 9.4% increase from 530 GW in 2024. In 2025, the annual newly added solar PV installations in China were approximately 317 GW, higher than 278 GW in 2024. According to several solar PV market reports and our estimation, we expect global solar PV installations in 2026 to be approximately 500 to 667 GW.

Operational Trends

We began our Phase 4B project in March 2021 and completed the construction of the project in December 2021. We ramped it up to its full capacity of 35,000 MT and increased our total production capacity to 105,000 MT in January 2022. We also plan to build polysilicon projects for the solar industry with a total annual production capacity of 200,000 MT (i.e. our Phase 5 expansion project) and for the semiconductor industry with a total annual production capacity of 21,000 MT and silicon metal projects with a total annual production capacity of 300,000 MT in Baotou. We completed the construction of the Phase 5A project in April 2023 and ramped it up to its full capacity in June 2023, which increased our annual production capacity of polysilicon for the solar industry to 205,000 MT. We began the construction of our Phase 5B project in March 2023 and began production in May 2024, which increased our annual production capacity of polysilicon for the solar industry to 305,000 MT. We began the construction of a 1,000 MT polysilicon project for the semiconductor industry in March 2022 and began trial production in May 2024.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2025 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

We have compared the useful lives and residual value of each asset category with the comparable companies in the industry, and we are not aware of any significant variances. Changes in estimated useful lives of our assets could significantly impact future periods’ depreciation expense and have a material impact on our Consolidated Financial Statements. If the estimated useful lives of all depreciable assets were increased by five years, annual depreciation expense would decrease by approximately $67.05 million. If the estimated useful lives of all depreciable assets were decreased by five years, annual depreciation expense would increase by approximately $248.77 million. We are projecting an increase in our depreciation expense in 2026 versus 2025 which is mainly driven by an increase in our projected depreciable asset base.

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

We did not recognize any impairment loss on long-lived assets in 2023 and 2025. We recognized impairment loss on long-lived assets of $175.6 million in 2024.

Recent Accounting Pronouncements

For details of recently issued accounting pronouncements not yet adopted that might have material impact on our consolidated financial statements, please refer to Note 2 to our consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 included elsewhere in this annual report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Xiang Xu	55	Chairman of the board of directors and chief executive officer
Guangfu Xu	83	Director
Dafeng Shi	53	Director
Fei Ge	62	Director
Xiaoyu Xu	30	Director and deputy chief executive officer
Fumin Zhuo	74	Independent director
Rongling Chen	84	Independent director
Minsong Liang	57	Independent director
Shuming Zhao	73	Independent director
Arthur Wong	66	Independent director
Guoqing Chen	61	Independent director
Ming Yang	51	Chief financial officer

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

Mr. Fumin Zhuo is one of our independent directors. Mr. Zhuo has served as our director since November 2009. He currently also serves as an independent director of a Shanghai Stock Exchange-listed company, Shanghai Xiao Fang Pharmaceutical Co., Ltd. Mr. Zhuo has over 45 years of experience in investment and corporate management. Mr. Zhuo is currently a founder and the chairman of V Star Capital. Since 2002, Mr. Zhuo has served as the chairman and chief executive officer of Vertex China Investment Company, the chairman of Venture Star Investment (HK) Limited and a managing partner of GGV Capital. From 1995 to July 2002, Mr. Zhuo was the chief executive officer of Shanghai Industrial Holding Ltd. and the chairman of SIIC Medical Science & Technology (Group). Prior to that, starting in 1987, Mr. Zhuo served as chief assistant officer of the Shanghai Economic System Reform Committee. Mr. Zhuo has extensive experience in venture capital fund formation, mergers and acquisitions, and investment management. Mr. Zhuo graduated from Electromechanical Branch of Shanghai Jiao Tong University in 1983 and then received his master’s degree in economics from Fudan University in 1997.

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

In 2025, our aggregate payment of cash to directors or executive officers was approximately $4.4 million. See “—Share Incentive Plans.” Our PRC subsidiaries are and were required, as the case may be, by PRC law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. We did not accrue or set aside any pension or similar retirement benefits for our executive officers and directors for the fiscal year ended December 31, 2025. Other than the aforementioned statutorily required contributions, we have not set aside or accrued any other amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

As of March 31, 2026, excluding the expired and cancelled options, we have granted options to purchase a total of 23,393,525 of our ordinary shares and 94,293,015 restricted share units under our share incentive plans, of which options to purchase a total of 750 ordinary shares were outstanding.

The following table summarizes the options and restricted share units granted as of March 31, 2026 to our senior executive officers, directors and to other individuals as a group since 2014, without giving effect to the options that were exercised or terminated, if any.

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

*“Number of Shares” refers to the number of ordinary shares that can be acquired upon exercise of the options; in the case of restricted share units, “Number of Shares” refers to the number of restricted share units and “Exercise Price” is marked as not application (N/A). “Number of Shares” includes options and restricted share units that were exercised or terminated, if any.

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

In 2025, our audit committee held four meetings times and passed written resolutions twice.

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

In 2025, our Compensation Committee passed written resolutions once.

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

In 2025, our Corporate Governance and Nominating Committee passed written resolutions once.

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

As of December 31, 2025, we had 3,842 employees, including 2,451 in manufacturing and quality assurance, 38 in purchasing, 968 in research and development, 28 in sales and marketing and 357 in general and administrative. In addition, we engaged independent contractors and temporary personnel from time to time. All of these employees and independent contractors are located at our facilities in Chongqing, Shanghai, Xinjiang and Inner Mongolia, China. We had a total of 5,765, 4,749 and 3,842 employees as of December 31, 2023, 2024 and 2025, respectively.

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

The calculations in the table below are based on 338,330,684 ordinary shares outstanding as of March 31, 2026.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares
	Beneficially Owned
	Number	%
Directors and Executive Officers:
Guangfu Xu(1)	62,201,150	18.4
Xiang Xu(2)	38,667,215	11.4
Dafeng Shi(3)	8,301,359	2.5
Fei Ge(4)	11,202,830	3.3
Xiaoyu Xu(5)	—	—
Fumin Zhuo(6)	213,350	0.1
Rongling Chen(7)	574,150	0.2
Minsong Liang(8)	280,280	0.1
Shuming Zhao(9)	233,845	0.1
Arthur Wong(10)	596,675	0.2
Guoqing Chen(11)	—	—
Ming Yang(12)	—	—
All directors and executive officers as a group	122,270,854	36.1
Principal Shareholders:
Gold Intellect Limited(13)	39,000,000	11.5
Mr. Michael Gorzynski(14)	33,375,960	9.9
Duke Elite Limited(15)	15,923,750	4.7
Plenty China Limited(16)	14,820,000	4.4

Notes:

(1)	Consists of (i) 39,000,000 ordinary shares held by Gold Intellect Limited, a British Virgin Islands company wholly owned and controlled by Mr. Guangfu Xu, and (ii) 4,640,230 ADSs, representing 23,201,150 ordinary shares owned by Mr. Guangfu Xu. Mr. Guangfu Xu’s business address is c/o No. 66, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu is the chairman of the board of directors of our company and he is the father of Mr. Xiang Xu.
(2)	Consists of (i) 3,184,750 ADSs, representing 15,923,750 ordinary shares, beneficially owned by Duke Elite Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, (ii) 14,820,000 shares held by Plenty China Limited, a British Virgin Islands company wholly owned and controlled by Mr. Xiang Xu, and (iii) 1,584,693 ADSs, representing 7,923,465 ordinary shares owned by Mr. Xiang Xu. Mr. Xiang Xu’s business address is c/o No. 66, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu is a director of our company and he is the son of Mr. Guangfu Xu.
(3)	Consists of (i) 3,449,584 ordinary shares held by Lucky Prosper Investments Limited, a British Virgin Islands company wholly owned and controlled by Mr. Dafeng Shi, and (ii) 970,355 ADSs, representing 4,851,775 ordinary shares owned by Mr. Dafeng Shi. Mr. Dafeng Shi’s business address is c/o No. 66, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Dafeng Shi is a director of our company.
(4)	Consists of (i) 2,240,566 ADSs, representing 11,202,830 ordinary shares owned by Mr. Fei Ge. The business address of Mr. Ge is c/o No. 66, Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Fei Ge is a director of our company.
(5)	The business address of Ms. Xu is 29th Floor, Huadu Mansion, 838 Zhangyang Road, Pudong New District, Shanghai, PRC.

(6)	The business address of Mr. Zhuo is Room 1306, 13/F, Ruiming Building, No.117 Yincheng Road, Pudong New Area, Shanghai, PRC.
(7)	The business address of Mr. Chen is No.585, Apt.# 17D, Jianguoxi Road, Shanghai, PRC.
(8)	The business address of Mr. Liang is Room 806, Tower C, Vantone Center, No. 6 Chaoyangmenwai Street, Chaoyang District, Beijing, PRC.
(9)	The business address of Mr. Zhao is 2307 Anzhong Building, School of Business, Nanjing University, 16 Jinyin Jie, Nanjing, PRC.
(10)	The business address of Mr. Wong is 29th Floor, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.
(11)	The business address of Mr. Chen is 13th Floor, Tongji Science and Technology Building, No. 46 Guokang Road, Shanghai, PRC.
(12)	The business address of Mr. Yang is 29th Floor, Huadu Mansion, 838 Zhangyang Road, Shanghai, PRC.
(13)	Gold Intellect Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Guangfu Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Guangfu Xu has the sole voting and dispositive power over the shares of our company held by Gold Intellect Limited.
(14)	Pursuant to the Schedule 13G filed on November 13, 2025, as the sole Manager of Percy Rockdale LLC and as a manager and Executive Chairman of Continental General Holdings LLC, Mr. Michael Gorzynski may be deemed to beneficially own 33,375,960 Shares, consisting of (i) the 166,030 Shares underlying ADSs directly beneficially owned by Percy Rockdale LLC and (ii) the 33,209,930 Shares underlying ADSs directly beneficially owned by Continental General Insurance Company. Continental General Insurance Company is wholly owned by Continental Insurance Group, Ltd., which is in turn wholly owned by Continental General Holdings LLC. Pursuant to the above Schedule 13G, the business address of Mr. Gorzynski is 595 Madison Avenue, 30th Floor, New York, NY 10022.
(15)	Duke Elite Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company represented by ADSs held by Duke Elite Limited.
(16)	Plenty China Limited is a company incorporated in the British Virgin Islands wholly owned by Mr. Xiang Xu. Its principal office is at c/o 11 Daquan Road, Xinba, Yangzhong, Jiangsu Province, PRC. Mr. Xiang Xu has the sole voting and dispositive power over the shares of our company held by Plenty China Limited.

To our knowledge, as of March 31, 2026, 370,207,325 ordinary shares, representing approximately 86.6% of our total issued shares (including 6,202,305 ordinary shares issued to JPMorgan Chase Bank, N.A. for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans), were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our directors or executive officers that are shareholders or principal shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Related party transactions with Zhenjiang Daqo Intelligent Electric Co., Ltd

In 2025, we purchased fixed assets in the amount of $0.008 million from Zhenjiang Daqo Intelligent Electric Co., Ltd.

Related party transactions with Zhenjiang Moeller Electric Appliance Co., Ltd.

In 2025, we purchased fixed assets in the amount of $0.007 million from Zhenjiang Moeller Electric Appliance Co., Ltd.

Related party transactions with Nanjing Daqo Electric Co., Ltd.

In 2025, we purchased fixed assets in the amount of $0.2 million from Nanjing Daqo Electric Co., Ltd.

Related party transactions with Zhenjiang Electric Equipment Co., Ltd.

In 2025, we purchased raw materials in the amount of $0.03 million from Zhenjiang Electric Equipment Co., Ltd.

In 2025, we sold raw materials in the amount of $0.08 million to Zhenjiang Electric Equipment Co., Ltd.

Related party transactions with Nanjiang Daqo Electric Institute Co., Ltd.

In 2025, we purchased service in the amount of $0.07 million from Nanjiang Daqo Electric Institute Co., Ltd.

Related party transactions with Saide Fire Protection Co., Ltd.

In 2025, we purchased service in the amount of $0.2 million from Saide Fire Protection Co., Ltd.

Related party transactions with Jiangsu Changjiang Hotel Co., Ltd.

In 2025, we purchased employee welfare supplies in the amount of $0.08 million from Jiangsu Changjiang Hotel Co., Ltd.

Related party transactions with Zhenjiang Daqo Modern Agriculture Development Co., Ltd

In 2025, we purchased employee welfare supplies in the amount of $0.03 million from Zhenjiang Daqo Modern Agriculture Development Co., Ltd.

Related party transactions with Jiangsu Zhenjiang Daqo Tourism Development Co., Ltd.

In 2025, we purchased employee welfare supplies in the amount of $0.005 million from Zhenjiang Daqo Tourism Development Co., Ltd.

Related party transactions with Nanjing Yintailai Electric Appliance Co., Ltd.

In 2025, we purchased raw materials in the amount of $0.004 million from Nanjing Yintailai Electric Appliance Co., Ltd.

In 2025, we purchased service in the amount of $0.003 million from Nanjing Yintailai Electric Appliance Co., Ltd.

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

In July 2023, Xinjiang Daqo was sued by two silicon core processing service suppliers for a contract dispute. The plaintiffs requested for termination of the contract and compensation for their economic losses totaling RMB1,847.8 million, which consists largely of alleged consequential damages of the plaintiffs. In September 2025, we received the verdict of the first instance court’s retrial, which affirmed termination of the business cooperation agreement and ordered Xinjiang Daqo to compensate the plaintiffs for their direct losses and attorney fees totaling RMB3.3 million, while rejecting the plaintiffs’ claims for consequential damages. In October 2025, we received court summons, in which the plaintiffs appealed to the second instance court, requesting for vacation of the first instance court’s decision and compensation from Xinjiang Daqo for their economic losses totaling RMB744.9 million, as well as costs of litigation and attorneys’ fees for the trials. The case is still pending the final verdict. No contingent liabilities with respect to this contract dispute were recorded in 2025. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our operations are subject to natural disasters, adverse weather conditions, operating hazards, environmental incidents, labor disputes and litigation risks” for more information.

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

United States Federal Income Tax Considerations

The following discussion is a summary of certain United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular holders in light of their individual investment circumstances, including holders subject to special tax rules that differ significantly from those discussed below (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, cooperatives, pension plans, entities taxed as partnerships and their partners, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, holders that are traders in securities that have elected the mark-to-market method of accounting, or holders that have a functional currency other than the United States dollar). In addition, this discussion does not address U.S. federal estate, gift, Medicare taxes on net investment income, or alternative minimum taxes, or any non-United States, state, or local tax considerations relating to the ownership and disposition of our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our ADSs or ordinary shares.

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

Based on our financial statements, the manner in which we conduct our business, the trading price of our ADSs, the value and nature of our assets, and the sources and nature of our income, we believe that we were a PFIC for the taxable year ended December 31, 2025. Additionally, there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years. The determination of whether we are a PFIC is made annually after the close of each taxable year, based on the facts and circumstances at the time, some of which may be beyond our control, such as the amount and composition of our income and the valuation and composition of our assets, including goodwill and other intangible assets, as implied by the market price of our ADSs. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets.

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

Not applicable.

H.Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934 or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our principal shareholders are exempt from the reporting provisions contained in Section 16 of the Exchange Act, and (iii) our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within China, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2025, we had RMB-denominated cash and cash equivalents of RMB3,823.1 million and U.S. dollar-denominated cash and cash equivalents of $311.2 million. Assuming that we had converted the U.S. dollar-denominated cash and cash equivalents into RMB at the exchange rate of $1.00 for RMB7.0171 as of December 31, 2025, this cash and cash equivalents would have been RMB2,183.9 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, these cash and cash equivalents would have decreased to RMB1,985.3 million.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADS program established pursuant to the deposit agreement, by making available a set amount or a portion of the depositary fees charged in respect of the ADS program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. In November 2020, we instructed the depositary bank to change the ratio of shares of our company by each ADS from twenty-five shares to five shares per ADS. For the year ended December 31, 2025, we did not receive any reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program from the depositary.

Part II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15I or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2025. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2025.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2025, has also audited the effectiveness of internal control over financial reporting as of December 31, 2025.

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

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2025, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Years Ended December 31,
	2024	2025

	(in US$ thousands)
Audit fees(1)	1,065	1,055
Others(2)	50	22
Total:	1,115	1,077
(1)	Audit fees refer to the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of the annual financial statements of the Company and Xinjiang Daqo, the review of our comparative interim financial statements and the verification of Xinjiang Daqo’s registered capital and share capital as of December 31, 2025.
(2)	Others refer to the aggregate fees for ESG consultation services rendered by our independent registered public accounting firm to Xinjiang Daqo related to its ESG report and certain operating consultation services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Entities, including audit services, audit-related services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us in 2025 of ADSs that are registered by us pursuant to Section 12 of the Exchange Act:

			Total Number of ADSs	Approximate Dollar Value of
		Average Price	Purchased as Part of	ADSs that May Yet Be
	Total Number of	Paid per ADS	Publicly Announced Plans	Purchased Under the Plans or
Month	ADSs Purchased	($)(1)	or Programs	Programs ($in millions)(2)(3)
January 2025	—	—	—	100
February 2025	—	—	—	100
March 2025	—	—	—	100
April 2025	—	—	—	100
May 2025	—	—	—	100
June 2025	—	—	—	100
July 2025	—	—	—	—
August 2025	—	—	—	100
September 2025	—	—	—	100
October 2025	—	—	—	100
November 2025	—	—	—	100
December 2025	—	—	—	100
(1)	Excluding broker and transaction fees.
(2)	On July 22, 2024, we announced a share repurchase program approved by our board of directors to repurchase up to $100 million worth of our ordinary shares or ADSs on the open market, in negotiated transactions off the market, in block trades or through other legally permissible means in accordance with applicable U.S. securities laws from July 22, 2024 to June 30, 2025. We have not repurchased our ordinary shares or ADSs pursuant to this share repurchase program.
(3)	On August 26, 2025, we announced a share repurchase program approved by our board of directors to repurchase up to US$100 million worth of our ordinary shares or ADSs in open-market purchases, in negotiated transactions off the market, in block trades or through other legally permissible means in accordance with applicable U.S. securities laws from August 26, 2025 to December 31, 2026. We have not repurchased our ordinary shares or ADSs pursuant to this share repurchase program. The timing of repurchase, number of shares repurchased and prices paid will depend upon our operations and market conditions, as well as corporate governance and regulatory restrictions.

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

Date: April 20, 2026

DAQO NEW ENERGY CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

DAQO NEW ENERGY CORP.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Daqo New Energy Corp. and its subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2026 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue recognition for polysilicon sales - Refer to Note 2(o) to the financial statements

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the cut-off of domestic polysilicon sales including the following, among others:

●	We performed contract reviews based on terms and conditions of material revenue contracts and evaluated whether the revenue is appropriately recognized in accordance with ASC 606.
●	We tested the effectiveness of key controls over revenue cut-off.
●	We selected samples from the sales records for both before and after year-end periods and traced the selected samples to supporting documents including shipping documents and receipt notes signed by the customers to evaluate whether the revenue was recorded in the correct period.
●	We selected samples from the domestic polysilicon shipments occurred before year-end period by tracing the shipping logs to supporting documents including receipt notes signed by the customers and the sales records to evaluate whether there existed early or delayed recognition of revenue.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 20, 2026

We have served as the Company’s auditor since 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
DAQO NEW ENERGY CORP.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Daqo New Energy Corp. and its subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025 of the Company and our report dated April 20, 2026, expressed an unqualified opinion on those consolidated financial statements.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 20, 2026

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2024	2025
ASSETS:
Current assets:
Cash and cash equivalents	$1,006,536	$856,054
Restricted cash	31,813	124,238
Notes receivable	55,153	135,504
Short-term investments	9,619	113,979
Prepaid expenses and other current assets	280,876	303,057
Advances to suppliers	10,401	21,869
Inventories	149,939	169,103
Fixed term deposit within one year	1,087,210	972,358
Amounts due from related parties– short-term portion	—	15
Total current assets	2,631,547	2,696,177
Property, plant and equipment, net	3,499,210	3,399,055
Prepaid land use rights, net	152,869	155,576
Deferred tax assets	84,596	113,454
Amounts due from related parties– long-term portion	545	2
Fixed term deposit over one year	27,636	63,212
Other non-current assets	21,840	21,849
TOTAL ASSETS	$6,418,243	$6,449,325

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable	26,448	26,628
Notes payable	6,822	103,035
Advances from customers – short-term portion	37,192	48,786
Payables for purchases of property, plant and equipment	406,743	278,957
Accrued expenses and other current liabilities	33,309	39,071
Amounts due to related parties – short-term portion	10,210	5,133
Income tax payable	511	12
Total current liabilities	521,235	501,622
Advances from customers – long-term portion	21,484	13,208
Deferred government subsidies	17,114	17,661
Deferred tax liabilities	544	519
Total liabilities	560,377	533,010

Commitments and contingencies (Note 13)

DAQO NEW ENERGY CORP.

CONSOLIDATED BALANCE SHEETS (Continued)

DECEMBER 31, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2024	2025
Shareholders’ Equity:
Ordinary shares
$0.0001 par value 500,000,000 shares authorized as of December 31, 2024 and 2025; 421,521,162 shares issued and 333,759,632 shares outstanding as of December 31, 2024; 426,092,214 shares issued and 338,330,684 shares outstanding as of December 31, 2025	42	42
Additional paid-in capital	2,408,799	2,464,548
Retained earnings	2,983,173	2,812,659
Accumulated other comprehensive loss	(413,210)	(252,910)
Treasury shares, at cost (87,761,530 shares as of December 31, 2024 and 2025)	(617,612)	(617,612)
Total Daqo New Energy Corp. shareholders’ equity	4,361,192	4,406,727
Non-controlling interest	1,496,674	1,509,588
Total shareholders’ equity	5,857,866	5,916,315
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,418,243	$6,449,325

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2023	2024	2025
Revenues	2,307,695	1,029,080	665,415
Cost of revenues	(1,387,045)	(1,242,012)	(803,266)
Gross profit (loss)	920,650	(212,932)	(137,851)
Operating expenses:
Selling, general and administrative expenses	(213,241)	(143,089)	(118,224)
Research and development expenses	(10,116)	(4,559)	(2,584)
Long-lived assets impairment	—	(175,627)	—
Allowance for expected credit loss	—	(18,072)	(18,497)
Other operating income (expense), net	86,137	(9,813)	6,921
Total operating expenses, net	(137,220)	(351,160)	(132,384)
Income (expense) from operations	783,430	(564,092)	(270,235)
Interest income, net	52,302	30,223	9,029
Exchange (loss) gain	(17,367)	(2,378)	31
Investment income	109	18,186	24,058
Income (loss) before income taxes	818,474	(518,061)	(237,117)
Income tax (expense) benefit	(165,588)	69,907	21,034
Net income (loss)	652,886	(448,154)	(216,083)
Net income (loss) attributable to non-controlling interest	223,341	(102,939)	(45,569)
Net income (loss) attributable to Daqo New Energy Corp. ordinary shareholders	429,545	(345,215)	(170,514)

Net earnings (losses) per ordinary share
Basic—ordinary shares	$1.15	$(1.04)	$(0.51)
Diluted—ordinary shares	$1.15	$(1.04)	$(0.51)
Ordinary shares used in calculating earnings (losses) per ordinary share
Basic—ordinary shares	373,586,004	330,800,038	336,756,038
Diluted—ordinary shares	374,817,676	330,800,038	336,756,038

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2023	2024	2025
Net income (loss)	$652,886	$(448,154)	$(216,083)
Other comprehensive (loss) income:
Foreign currency translation adjustments, net of tax of nil	(163,568)	(162,989)	219,565
Total other comprehensive (loss) income	(163,568)	(162,989)	219,565
Comprehensive income (loss)	489,318	(611,143)	3,482
Comprehensive income (loss) attributable to non-controlling interest	179,284	(147,178)	13,654
Comprehensive income (loss) attributable to Daqo New Energy Corp. shareholders	$310,034	$(463,965)	$(10,172)

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data)

							Accumulated
					Additional		other
	Ordinary shares		Treasury shares		paid-in	Retained	comprehensive	Non-controlling
	Number of shares	$	Number of shares	$	capital	earnings	income (loss)	interest	Total
Balance at January 1, 2023	391,023,327	$40	14,597,465	(126,678)	2,211,203	2,898,843	(176,032)	1,797,230	6,604,606

Net income	—	—	—	—	—	429,545	—	223,341	652,886
Other comprehensive loss	—	—	—	—	—	—	(119,511)	(44,057)	(163,568)
Share-based compensation	—	—	—	—	149,758	—	—	—	149,758
Options exercised	7,500	—	—	—	4	—	—	—	4
Restricted shares vested	9,702,020	1	—	—	(1)	—	—	—	—
Repurchase stock	(72,219,565)	—	72,219,565	(485,931)	—	—	—	—	(485,931)
Dividend payment of the Subsidiary	—	—	—	—	—	—	—	(303,658)	(303,658)
Repurchase of shares by the Subsidiary	—	—	—	—	(26,281)	—	(3)	(9,920)	(36,204)
Exercise of the Subsidiary’s stock options (see Note 9)	—	—	—	—	5,401	—	1,549	23,441	30,391
Balance at December 31, 2023	328,513,282	41	86,817,030	(612,609)	2,340,084	3,328,388	(293,997)	1,686,377	6,448,284

Net loss	—	—	—	—	—	(345,215)	—	(102,939)	(448,154)
Other comprehensive loss	—	—	—	—	—	—	(118,750)	(44,239)	(162,989)
Share-based compensation	—	—	—	—	68,081	—	—	—	68,081
Options exercised	95,000	—	—	—	57	—	—	—	57
Restricted shares vested	6,095,850	1	—	—	(1)	—	—	—	—
Repurchase stock	(944,500)	—	944,500	(5,003)	—	—	—	—	(5,003)
Dividend payment of the Subsidiary	—	—	—	—	—	—	—	(35,843)	(35,843)
Repurchase of shares by the Subsidiary	—	—	—	—	382	—	(498)	(7,533)	(7,649)
Exercise of the Subsidiary’s stock options (see Note 9)	—	—	—	—	196	—	35	851	1,082
Balance at December 31, 2024	333,759,632	42	87,761,530	(617,612)	2,408,799	2,983,173	(413,210)	1,496,674	5,857,866

Net loss	—	—	—	—	—	(170,514)	—	(45,569)	(216,083)
Other comprehensive income	—	—	—	—	—	—	160,342	59,223	219,565
Share-based compensation	—	—	—	—	55,817	—	—	—	55,817
Restricted shares vested	4,571,052	—	—	—	—	—	—	—	—
Repurchase of shares by the Subsidiary	—	—	—	—	(68)	—	(42)	(740)	(850)
Balance at December 31, 2025	338,330,684	42	87,761,530	(617,612)	2,464,548	2,812,659	(252,910)	1,509,588	5,916,315

Note:“0” in above table means less than 1,000 U.S. dollars.

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2023	2024	2025
Operating activities:
Net income (loss)	$652,886	$(448,154)	$(216,083)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	141,918	71,790	55,817
Depreciation of property, plant and equipment	148,889	206,358	236,672
Amortization of prepaid land use rights	2,368	3,318	3,359
Loss on disposal of property plant and equipment	4,379	18,913	2,286
Inventory write-down	4,519	81,398	21,523
Fair value change of short-term investments	(110)	(29)	(1,363)
Long-lived assets impairment	—	175,627	—
Allowance for expected credit loss	—	18,072	18,497
Others	3,396	(7,346)	2,417
Changes in operating assets and liabilities:
Notes receivable	987,481	58,861	(76,280)
Prepaid expenses and other current assets	(136,182)	(81,466)	(29,128)
Advances to suppliers	(13,543)	3,570	(10,788)
Inventories	(13,079)	(62,583)	(34,344)
Amounts due from related parties	(88)	60	43
Accounts payable	13,365	(64,826)	(863)
Notes payable to third parties	—	4,155	98,777
Accrued expenses and other current liabilities	24,874	(38,318)	4,317
Income tax payable	(126,117)	(88,119)	(508)
Advances from customers	(7,338)	(191,311)	696
Amounts due to related parties	(50)	137	38
Deferred government subsidies	(547)	(538)	(140)
Deferred taxes	(70,079)	(91,962)	(24,898)
Others	(900)	(3,030)	(381)
Net cash provided by (used in) operating activities	1,616,042	(435,423)	49,666

Investing activities:
Purchases of property, plant and equipment	(1,110,738)	(358,828)	(173,011)
Purchases of land use rights	(76,102)	(10,091)	—
Proceeds from disposal of land use rights	3,955	—	—
Purchase of short-term investments	—	(2,082,454)	(2,796,200)
Redemption of short-term investments	13,701	2,069,285	2,714,036
Purchase of fixed-term deposit	(26,771)	(2,121,240)	(1,818,257)
Redemption of fixed term deposit	—	1,022,548	1,939,204
Net cash used in investing activities	(1,195,955)	(1,480,780)	(134,228)

Financing activities:
Proceeds from bank borrowings	140,000	—	—
Repayment of bank borrowings	(140,000)	—	—
Proceeds from options exercised	4	57	—
Payments for repurchase of common shares	(485,931)	(5,003)	—
Dividend payment of the Subsidiary	(303,658)	(35,843)	—
Payments for repurchase of shares by the Subsidiary	(36,204)	(7,649)	(850)
Proceeds from exercise of the Subsidiary’s stock options	30,391	1,082	—
Net cash used in financing activities	(795,398)	(47,356)	(850)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(97,084)	(46,048)	27,355
Net decrease in cash, cash equivalents and restricted cash	(472,395)	(2,009,607)	(58,057)
Cash, cash equivalents and restricted cash at the beginning of the year	3,520,351	3,047,956	1,038,349
Cash, cash equivalents and restricted cash at the end of the year	$3,047,956	$1,038,349	$980,292

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statements of cash flows.

	December 31,
	2023	2024	2025
Cash and cash equivalents	$3,038,827	$1,006,536	$856,054
Restricted cash	$9,129	$31,813	$124,238
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	$3,047,956	$1,038,349	$980,292

	Year ended December 31,
	2023	2024	2025
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	$4,719	$—	$—
Income taxes paid	$289,529	$102,496	$4,343
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in the ending balance of payables	$421,024	$409,472	$278,957
Purchase of property, plant and equipment included in the ending balance of amounts due to related parties - short-term portion	$6,492	$6,028	$744

The accompanying notes are an integral part of these consolidated financial statements.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The Company’s major operational subsidiary Xinjiang Daqo (“the Subsidiary”) completed the initial public offering (“IPO”) on the Shanghai Stock Exchange’s Sci-Tech Innovation Board on July 22, 2021, and raised net proceeds of approximately $935.0 million, to fund its business operations. Following the IPO, the Company held approximately a total ownership of 80.7% of Xinjiang Daqo, directly and indirectly.

In June 2022, Xinjiang Daqo, received another total gross proceeds of approximately RMB11 billion (an equivalence of $1,640 million) from its private offering on the Shanghai Stock Exchange. Upon completion of the private offering, the Company beneficially owns approximately 72.68% of Xinjiang Daqo. Proceeds from the offering were primarily used for construction of new polysilicon projects in Inner Mongolia in China.

As of December 31, 2025, the Company’s principal subsidiaries are as follows:

		Date of	Equity interest
Name of subsidiaries	Principal Business Activities	Establishment	attributable to the Group
Xinjiang Daqo	Manufacturing of polysilicon	February 2011	72.77%
Inner Mongolia Daqo New Energy	Manufacturing of polysilicon	October 2021	72.77%

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

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Areas where management uses subjective judgment include, but not limited to, net realizable value for inventory, useful lives and residual values of long-lived assets, valuation allowances for deferred tax assets, credit losses of financial instruments and impairment losses of long–lived assets. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

As of December 31, 2024 and 2025, all of the Group’s cash, cash equivalents, restricted cash and short-term investments were held by major financial institutions in the PRC and international institutions outside of the PRC which management believes are of high credit ratings and no significant credit risk exists for these accounts. The Group’s notes receivable mainly comprises bank acceptance notes issued by banks which management believes are of high credit ratings and no significant credit risk exists for this account.

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

(f) Notes receivable and payable

As of December 31, 2024 and 2025, notes receivable represents bank acceptance drafts that are non-interest bearing and due within three to twelve months. During the year ended December 31, 2024 and 2025, bank’s acceptance notes were used to collect payments or settle payables based on an administrative convenience, given these notes are readily convertible to known amounts of cash. In accordance with the procurement agreements, whether to use cash or bank acceptance notes to settle the payables is at the Group’s discretion, and this selection does not impact the agreed contractual purchase prices. The Group accounts for the transfer of bank acceptance notes, including endorsing bank acceptance notes to suppliers and discounting the notes to other banks, as a sale of financial instrument, and derecognizes the notes receivables accordingly. The Group is not directly involved in the cash exchange based on convenience; therefore the Group still reports corresponding receipts and disbursements as cash flows from operating activities on the consolidated statements of cash flows.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Fixed term deposit products

The fixed term deposit products have original maturities longer than three months are either classified as held-to-maturity investments when the Company expects to receive all the principals and has the positive intent and ability to hold them to maturity, or elected as fair value option for measurement. Held-to-maturity investments are recorded at amortized cost and are classified as fixed term deposit within one year or fixed term deposit over one year according to their contractual maturity. Term deposit over one year is reclassified as term deposit within one year when their contractual maturity date is less than one year. For held-to-maturity investments, the Company evaluates current expected credit losses (“CECL”) upon acquisition at the pool level based on available information relevant to assessing the collectability of cash flows. An expected credit loss will be recognized as an allowance through earnings if the net amount of cash flow expected to be collected is less than the amortized cost basis. Investments under fair value option measurement are recorded as short-term investments in the consolidated balance sheets and changes in the fair value of the investments are recorded as investment income in the consolidated statements of operations.

(h) Allowance for expected credit losses

The Group applies a CECL model for financial instruments measured at amortized cost, including notes receivable, amount due from related parties and other receivable. The Group estimates expected credit losses based on historical experience, the age of the receivable balances, credit quality of its counterparties, economic conditions, and other factors that may affect its ability to collect from the counterparties. The allowance for credit losses was nil, $18.1 million and $18.5 million for the years ended December 31, 2023, 2024 and 2025.

The movement of allowance for expected credit loss of other receivable for the years ended December 31, 2023, 2024 and 2025 are as follows:

Total allowance for expected credit losses
Balance at December 31, 2022 and 2023	$—
Credit loss	18,072
Write-offs	—
Balance at December 31, 2024	18,072
Credit loss	19,394
Write-offs	—
Balance at December 31, 2025	$37,466

(i) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the following estimated useful lives:

Buildings and plant	30 years
Machinery and equipment	15 years
Furniture, fixtures and equipment	3-10 years
Motor vehicles	6 years

The Group reassesses the reasonableness of the estimates of useful lives and residual values of long-lived assets when events or changes in circumstances indicate that the useful lives and residual values of a major asset or a major category of assets may not be reasonable. Factors that the Group considers in deciding when to perform an analysis of useful lives and residual values of long-lived assets include, but are not limited to, significant variance of a business or product line in relation to expectations, significant deviation from industry or economic trends, and significant changes or planned changes in the use of the assets. The analysis will be performed at the asset or asset category with reference to the assets’ conditions, current technologies, market, and future plan of usage and the useful lives of the similar assets of the major competitors.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Costs incurred on construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Interest expense incurred for construction of property, plant, and equipment is capitalized as part of the costs of such assets. The Group capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. Interest expense capitalized was nil for the years ended December 31, 2023, 2024 and 2025.

(j) Inventories

Inventories are stated at lower of cost or net realizable value. Costs are determined using weighted average costs. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess inventories to the estimated net realizable value based on historical and forecasted demand. Estimated net realizable value is measured as the estimated selling price of each class of inventory in the ordinary course of business less estimated costs of completion and disposal. The aggregate write-down to inventories was $4.5 million, $81.4 million and $21.5 million for the years ended December 31, 2023, 2024 and 2025 and was recorded in the cost of revenues in the consolidated statements of operations.

(k) Prepaid land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to PRC law, may sell the land use rights for a specified period of time. The purchase price of land use right represents the operating lease prepayments for the rights to use the land in the PRC under ASC 842 and is amortized over the remaining lease term. The Group recorded lease expenses of $2.4 million, $3.3 million and $3.4 million, for the years ended December 31, 2023, 2024 and 2025, respectively.

(l) Long-lived assets impairment

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that the Group considers in deciding when performing an impairment review include, but are not limited to, significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. The Group makes subjective judgments in determining the independent cash flows that’s related to a specific asset group based on the asset usage model and manufacturing capabilities. The Group measures the recoverability of asset group that will continue to be used in the operations by comparing the carrying value of the asset group to the estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value. The Group determines the fair value of an asset or asset group utilizing estimated future discounted cash flows and incorporates assumptions including revenue growth rate, estimated costs, and discount rate. These assumptions might be affected by expectations about future market and economic conditions.

The Group recognized impairment losses of nil, $175.6 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(m) Notes payable

The Company enters into arrangements with banks whereby the banks issue notes to the Company’s suppliers, effectively extending the payment terms of the related accounts payable. Suppliers may present these notes to a bank, including the issuing bank, prior to the stated maturity date, generally at a discount to face value. The Company is typically required to maintain restricted cash deposits with the issuing banks, which are used to immediately repay the bank upon settlement of the notes. Because the bank settlements are immediately repaid using the Company’s restricted cash and other deposits held at the same banks, the notes payable do not represent cash borrowings. As of December 31, 2024 and 2025, notes payable totaled $6,822 and $103,035, respectively. The Group is not directly involved in the cash exchange based on convenience; therefore the Group still reports corresponding receipts and disbursements as cash flows from operating activities on the consolidated statements of cash flows.

(n) Lease

The Group adopted ASC 842, Lease on January 1, 2019. As of December 31, 2025, the Group has lease for its third-party warehouses. At the commencement of the lease, management determines its classification as an operating lease. The Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use.

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

(o) Revenue recognition

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

	Year ended December 31,
	2023	2024	2025
Domestic sales	$2,279,756	$1,013,869	$660,017
Export sales	27,939	15,211	5,398
Total	$2,307,695	$1,029,080	$665,415

Variable consideration that could affect the Group’s reported revenues is sales returns, which is recorded as a reduction of revenues. Return rights of defective products are typically contractually limited within a period ranging from 3 to 30 days upon acceptance. Product returns were not material during the years ended December 31, 2023, 2024 and 2025. No warranties, incentives, or rebates arrangements has been offered to the customers.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

For substantially all of the sales arrangements, the Group requires advanced payments prior to shipments. Advances from customers are to secure polysilicon supply, which are applied against future purchases and deducted according to the agreed proportion. Contract liabilities represent the obligations to transfer polysilicon for which the Group has received considerations from customers. The Group refers to contract liabilities as “advances from customers” on the consolidated financial statements. The balance of advances from customers inclusive of the short-term and long-term portion was $58.7 million and $62.0 million as of December 31, 2024 and 2025, respectively. Revenue recognized from the beginning advances from customers balance as of January 1, 2024 and January 1, 2025 during the years ended December 31, 2024 and 2025 was $149.0 million and $37.2 million, respectively. The ending balance of advances from customers was $62.0 million as of December 31, 2025, of which $48.8 million is expected to be recognized in revenue within one year.

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

Practical Expedients and Exemptions

The Group applies the practical expedient for short-term advances received from customers and long-term advance payments - short term portion. That is, the promised amount of consideration is not adjusted for the effects of a financing component if the period between the transfer of the promised good or service and the payment is one year or less.

The Group elects not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

(p) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials and inventory write - down, electricity and other utilities, consumables, direct labor, overhead costs, depreciation of property, plant and equipment, and manufacturing waste treatment processing fees. Cost of revenues does not include shipping and handling expenses, therefore the Group’s cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

(q) Shipping and handling

Costs to ship products to customers are recorded as selling, general and administrative expenses in the consolidated statements of operations, which amounted to $14.3 million, $11.4 million and $6.9 million, for the years ended December 31, 2023, 2024 and 2025, respectively.

(r) Research and development expenses

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(s) Government subsidies

The Group occasionally receives unrestricted cash subsidies from local government agencies. The government agencies, at their discretion, determine the amount of the subsidies with reference to fixed assets and land use right payments, value-added tax and income taxes paid, bank loan interest expenses paid or electricity consumed by the Group. The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted cash government subsidies as other operating income in the consolidated statements of operations. Unrestricted cash government subsidies received for the years ended December 31, 2023, 2024 and 2025 were $85.5 million, $3.3 million and $4.1 million respectively. Government subsidies related to funding purchase of fixed assets are recorded as long term liabilities and amortized on a straight-line basis over the useful life of the associated asset in other operating income, net. Government grants related to fixed assets were immaterial for the years ended December 31, 2023, 2024 and 2025.

(t) Income taxes

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

(u) Share-based compensation

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

For the years ended December 31, 2023, 2024 and 2025, the Group recognized share-based compensation cost of $149.8 million, $68.1 million and $55.8 million, respectively. The following table presents the amounts recognized as expenses in the consolidated statements of operations and the amounts capitalized as part of an asset on the consolidated balance sheets:

	Year ended December 31,
	2023	2024	2025
Selling, general and administrative expenses	$121,115	$72,424	$55,817
Cost of revenues*	20,307	(545)	—
Research and development expenses	496	(89)	—
Property, plant and equipment, net*	7,840	(3,709)	—
Total	$149,758	$68,081	$55,817
*

The negative amount in the share-based compensation cost is mainly attributed to the failure to meet the performance criteria for the third vesting period of the 2022 PRC Incentive Plan resulting in the reversal of previously accrued share-based compensation cost related to that specific grant.

(v) Earnings (losses) per ordinary share

Basic earnings (losses) per ordinary share is computed by dividing the net income attributable to ordinary shares holders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings (losses) per ordinary share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents are excluded from the computation of the diluted earnings per share in years when their effect would be anti - dilutive. Diluted earnings per share is computed using the treasury stock method.

When the Group has a non-controlling interests in a consolidated subsidiary, the Group calculates basic and diluted earnings (losses) per share at the subsidiary level to determine income from continuing operations and net income or loss attributable to the parent in the calculation of basic and diluted earnings (losses) per share of the consolidated group.

(w) Foreign currency translation

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange of People’s Republic of China, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents, restricted cash, short-term investment and fixed term deposit within one year denominated in RMB amounted to $2,135.2 million and $2,066.6 million as of December 31, 2024 and 2025, respectively.

(x) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners, and included net income and foreign currency translation adjustments. As of December 31, 2023, 2024 and 2025, accumulated other comprehensive income (loss) was comprised entirely of foreign currency translation adjustments, net of tax.

(y) Fair value of financial instruments

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, notes receivable, amount due from related parties, fixed term deposit within one year, fixed term deposit over one year, other receivable, accounts payable, notes payable, payables for purchase of property, plant and equipment and amounts due to related parties. The carrying amounts of these short-term financial instruments, other than short-term investments which is subject to recurring fair value measurement, approximate their fair values due to the short-term maturity of these instruments. The carrying amount of fixed term deposit over one year approximate its fair values as its interest rates are comparable to the prevailing interest rates in the market.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(z) Non-controlling interest

The Group classified the ownership interest in the consolidated entity held by a party other than the Group to non-controlling interest in the consolidated financial statements. It also reported the consolidated net income at amounts that include the amounts attributable to both the parent and the non-controlling interest on the face of the consolidated statements of operations.

(aa) Treasury shares

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

(ab) Recently accounting pronouncements

Recently adopted accounting pronouncement

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures (“ASU 2023-09”), which enhances the transparency and decision usefulness of income tax disclosures. ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. Entities are required to disclose income/(loss) from continuing operations before income tax expense/(benefit) disaggregated between domestic and foreign, as well as income tax expense/(benefit) from continuing operations disaggregated by federal, state and foreign. The Company has adopted this accounting standard as of January 1, 2025, which impacts annual disclosures only and does not impact results of operations, financial position, or cash flow, and the related disclosures are included in Note 8, Income Taxes in the Notes to the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

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

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the year ending December 15, 2026. Early adoption is permitted. The Group is evaluating the impact of the adoption of this guidance.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Group is evaluating the impact of the adoption of this guidance.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years with early adoption permitted. The Group is currently assessing the effect of this update on its disclosure.

3. INVENTORIES

Inventories consist of the following:

	December 31,
	2024	2025
Raw materials	$15,349	$50,053
Work-in-process	20,649	26,688
Finished goods	113,941	92,362
Total	$149,939	$169,103

Inventory write-down was $81.4 million and $21.5 million as of December 31, 2024 and 2025, respectively.

4. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31,
	2024	2025
Buildings and plant	$1,221,351	$1,274,792
Machinery and equipment	2,939,696	3,073,908
Furniture, fixtures and equipment	159,058	175,776
Motor vehicles	3,564	3,708
Less: Accumulated depreciation	703,980	971,030
Less: Impairment of fixed assets	170,565	177,336
Property, plant and equipment, net	$3,449,124	$3,379,818
Construction in process	52,534	21,783
Less: Impairment of construction in process	2,448	2,546
Total	$3,499,210	$3,399,055

Depreciation expense was $148.9 million, $206.4 million and $236.7 million for the years ended December 31, 2023, 2024 and 2025, respectively.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

5. ADVANCES FROM CUSTOMERS

Advances from customers represent prepayments from customers and are recognized as revenue in accordance with the Group’s revenue recognition policy.

Advances from customers consist of the following and is analyzed as long-term and short-term portion respectively:

	December 31,
	2024	2025
Customer E	7,517	20,711
Customer F	27,201	13,969
Customer B	7,114	9,863
Others	16,844	17,451
Total	$58,676	$61,994
Less: Advances from customers – short-term portion	$37,192	$48,786
Advances from customers – long-term portion	$21,484	$13,208

6. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

Short-term investments other than those recorded as held-to-maturity investment are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition. There were $9.6 million and $114.0 million in short-term investments outstanding as of December 31, 2024 and 2025, respectively.

	Fair Value Measurement as of December 31, 2025
	Quoted Prices in	Significant	Significant
	Active Market for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Short-term investments
- Structured financial products	$—	$10,003	$—	$10,003
- Fixed term deposit products	—	103,976	—	103,976
Total	$—	$113,979	$—	$113,979

	Fair Value Measurement as of December 31, 2024
	Quoted Prices in	Significant	Significant
	Active Market for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Short-term investments
- Structured financial products	$—	$9,619	$—	$9,619
Total	$—	$9,619	$—	$9,619

The fair value of the structured financial products is determined based on the investment principal and historical spot exchange rate. As the significant inputs are observable in active markets over the terms of the instruments the Group holds, the fair value of such financial products is classified within Level 2 measurement. The fair value of fixed term deposit products is estimated using a discounted cash flow model based on contractual cash flows and a discount rate at the prevailing market yield on the measurement date for similar products, and is classified as a Level 2 fair value measurement.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Nonrecurring Fair Value Measurements

The Group measures long-lived assets at fair value on a nonrecurring basis only if an impairment is recognized in the current period. There is nil, $175.6 million and nil impairment losses recorded on its long-lived assets for the years ended December 31, 2023, 2024 and 2025, respectively. The inputs (see Note 2 (l)) used to measure the long - lived assets impairment losses are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs.

7. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a) China Contribution Plan

Full time employees of the Group in the PRC participate in a government-mandated, multi-employer, defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. Contributions to defined contribution plans are expensed as incurred. During the years ended December 31, 2023, 2024 and 2025, the Group recognized expenses relating to its contribution to the government sponsored defined contribution plans of $16.4 million, $19.3 million and $13.5 million, respectively.

(b) Statutory Reserves and Restricted Assets

PRC entities are required under PRC laws to distribute its after-tax profits of the current year and draw 10 percent of the profits as the entity’s statutory common reserve. The entity may stop drawing the profits if the aggregate balance of the common reserves has already accounted for over 50 percent of the entity’s registered capital. The common reserves shall be used for making up losses, expanding the production and business scale or increasing the registered capital of each entity. As of December 31, 2024 and 2025, the Group’s aggregate balance of the statutory common reserves was $172.3 million and 172.3 million, respectively.

In accordance with relevant PRC laws and regulations, the Group’s PRC subsidiaries are prohibited to make distribution of their registered capital, statutory reserves, the proceeds received from the IPO and the follow - on offering in STAR market in the form of cash dividends, loans or advances and the related restricted portion amounted to $3,232.8 million as of December 31, 2025.

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

The Company’s subsidiaries registered in the PRC are foreign invested enterprises. Under the Laws of the People’s Republic of China on Enterprise Income Tax (the “EIT Law”) which are effective January 1, 2008, the statutory enterprise income tax rate is 25%.

Xinjiang Daqo is a foreign-invested enterprise established on February 22, 2011 located in Shihezi Economic Development Area in Xinjiang Autonomous Region. Inner Mongolia Daqo New Energy is a subsidiary of Xinjiang Daqo established on October 25, 2021 located in Baotou in Inner Mongolia Autonomous Region. According to Announcement [2020] No.23 of the Ministry of Finance, State Taxation Administration and National Development and Reform Commission, Xinjiang Daqo and Inner Mongolia Daqo New Energy were established in western China and meets certain requirements under the announcement and therefore is entitled to a preferential tax rate of 15% until December 31, 2030. During the years ended December 31, 2023, 2024 and 2025, Xinjiang Daqo, Inner Mongolia Daqo New Energy and Inner Mongolia Daqo Semiconductor Co., Ltd. were entitled to a preferential tax rate of 15%. Other PRC subsidiaries are subject to statutory rate of 25%.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

Under the current EIT Law and implementation regulations issued by the PRC State Council, an income tax rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. In accordance with applicable accounting principles of ASC 740-30, a deferred tax liability shall be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis of an investment in a foreign subsidiary, except for the indefinite reinvestment exception. Before Xinjiang Daqo’s IPO in China in 2021, the Company determined that the undistributed earnings of Xinjiang Daqo had been and would be indefinitely reinvested, and no deferred tax liability was recognized on the undistributed earnings of Xinjiang Daqo. Upon the completion of Xinjiang Daqo’s IPO in 2021, Xinjiang Daqo’s dividends distribution policy was changed to be that, its accumulated dividends distributed in cash in the recent three years shall not be less than 30% of its average annual distributable profits in the past three years, to be in compliance with the PRC listing rules. That means, no less than 10% of its annual attributable profit shall be distributed during the three years since 2021. The Company recorded liabilities for withholding income tax based on an estimate that 40.24%, 15.50% of distributable profit from Xinjiang Daqo and its subsidiaries (“PRC listed group”) for the years ended December 31, 2022 and 2023, and the remaining distributable profit will be indefinitely reinvested in the PRC. Because the PRC listed group incurred losses for the years ended December 31, 2024 and 2025, there was no withholding income tax recorded.

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended for five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2025 the Group’s PRC subsidiaries were subject to examination of the PRC tax authorities. The Group classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial for the years ended December 31, 2023, 2024 and 2025, respectively.

Income (loss) before income taxes from the PRC was $974.3 million, ($447.1) million and ($189.0) million for the years ended December 31, 2023, 2024 and 2025, respectively. Loss before income taxes from outside the PRC was $155.8 million, $71.0 million and $48.1 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Income tax expense (benefit) comprises:

	Year ended December 31,
	2023	2024	2025
Current tax expense	$157,701	$13,203	$3,843
Deferred tax expense (benefit)	7,887	(83,110)	(24,877)
Total	$165,588	$(69,907)	$(21,034)

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The principal components of deferred income tax assets and liabilities from continuing operation are as follows:

	December 31,
	2024	2025
Deferred tax assets:
Long-lived assets depreciation	$4,748	$5,143
Long-lived assets impairment	33,818	31,139
Inventory write - down	11,098	607
Allowance for expected credit loss	2,670	5,534
Net operating loss carried forward	38,010	78,173
Others	63	126
Sub-total	$90,407	$120,722
Valuation allowance	(3,678)	(5,041)
Total deferred tax assets	$86,729	$115,681

Deferred tax liabilities:
Long-lived assets depreciation	$(2,133)	$(2,022)
Difference in basis of buildings	(544)	(519)
Others	—	(205)
Total deferred tax liabilities	$(2,677)	$(2,746)
Deferred tax assets, net	84,596	113,454
Deferred tax liabilities, net	$(544)	$(519)

The changes of valuation allowance from continuing operation are as follows:

	Year ended December 31,
	2023	2024	2025
Beginning balance	$1,060	$1,238	$3,678
Addition	209	2,511	1,186
Foreign exchange effect	(31)	(71)	177
Ending Balance	$1,238	$3,678	$5,041

The Group uses the asset and liability method to record related deferred tax assets and liabilities. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group provided a full valuation allowance for the deferred tax assets relating to its PRC subsidiaries from continuing operation other than Xinjiang Daqo, Inner Mongolia Daqo New Energy and Jiangsu Lilang New Energy Co., Ltd as of December 31, 2023, 2024 and 2025 in the amount of $1.2 million, $3.7 million and $5.0 million, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. The Group also provided a full valuation allowance for the deferred tax assets relating to Chongqing Daqo’s historical operation amounted to $18.7 million, $4.9 million and $5.0 million as of December 31, 2023, 2024 and 2025, respectively.

The table below provides the updated requirements of ASU No. 2023-09 for 2025. See Note 2 - Summary of Significant Accounting Policies for additional details on the adoption of ASU No. 2023-09.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The effective income tax rate from continuing operation is different from the expected PRC statutory rate for the year ended December 31, 2025 as a result of the following items:

	Year ended December 31, 2025
	Amount	Percent
Loss before provision for income tax	(237,117)
PRC Enterprise Income Tax	(59,279)	25%
Foreign tax effects
Cayman	12,032	(5)%
Preferential tax rate	15,191	(6)%
Non-taxable or nondeductible items	1,914	(1)%
Changes in valuation allowances	4,486	(2)%
Other adjustments
True up	3,843	(2)%
Others	779	(0)%
Effective tax rate	(21,034)	9%

The Group paid a total of $4,343 income tax during the year ended December 31, 2025, with all of it arising from PRC enterprises.

As previously disclosed for the years ended December 31, 2023 and 2024, prior to the adoption of ASU 2023-09, the effective income tax rate from continuing operation is different from the expected PRC statutory rate as a result of the following items:

	Year ended December 31,
	2023	2024
PRC Enterprise Income Tax	25%	25%
Preferential income tax rate of subsidiaries	(11)%	(10)%
Effect of different reversal rate	—	2%
Changes in valuation allowance	—	(1)%
Different tax rate in other jurisdictions	5%	(3)%
Dividend withholding tax	1%	—
Effective tax rate	20%	13%

Xinjiang Daqo, Inner Mongolia Daqo New Energy and Inner Mongolia Daqo Semiconductor Co., Ltd. enjoy the preferential tax rate of 15% until December 31, 2030 if the requirements of Western (Region) Development Enterprise are satisfied. The impact of the preferential tax rates decreased income taxes by $92.0 million, $50.4 million and $15.2 million for the years of 2023, 2024 and 2025, respectively. The benefit on net income per share was $0.28, $0.15 and $0.05 for the years of 2023, 2024 and 2025, respectively.

9. NON-CONTROLLING INTERESTS

In July 2021, the Group’s major operational subsidiary Xinjiang Daqo completed its IPO in China and started trading on the Shanghai Stock Exchange’s Sci-Tech Innovation Board. In June 2022, Xinjiang Daqo completed its follow-on private offering in China. After these transactions, the Company held approximately a total ownership of 72.68% of Xinjiang Daqo, directly and indirectly. The non-controlling interests’ ownership of the subsidiary was 27.32% as of December 31, 2022.

In September 2023, 7,541,500 PRC stock options (Note 10) were exercised by its employees. In 2023, Xinjiang Daqo repurchased 7,555,655 shares for a total of RMB259.9 million under its share repurchase program.

In 2024, Xinjiang Daqo repurchased 10,293,488 shares for a total of RMB314.8 million under its share repurchase program. In November 2024, 268,009 PRC stock options (Note 10) were exercised by its employees.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

In 2025, Xinjiang Daqo repurchased 226,270 shares for a total of RMB6.0 million ($0.8 million) under its share repurchase program.

As a result of the share repurchase, the non-controlling interests’ ownership remained 27.23% as of December 31, 2025.

The following schedule shows the effects of changes in the Company’s ownership interest in less than wholly owned subsidiaries on equity attributable to Daqo New Energy Corp. shareholders:

	Year ended December 31,
	2023	2024	2025
Net income (loss) attributable to Daqo New Energy Corp. shareholders	$429,545	$(345,215)	$(170,514)
Transfers from (to) the non-controlling interests:
Increase in the Company’s paid-in capital from subsidiary’s offering of its equity interests to third parties (including exercise of stock options)	5,401	196	—
(Decrease) increase in the Company’s paid-in capital from repurchase of shares by subsidiary	(26,281)	382	(68)
Net transfers (to) from non-controlling interests	(20,880)	578	(68)
Change from net income (loss) attributable to Daqo New Energy Corp. shareholders and transfers from (to) non-controlling interests	408,665	(344,637)	(170,582)

10. SHARE-BASED COMPENSATION

(a) Options

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

The Company granted share options to certain officers, directors and employees in 2015, and didn’t grant any during the years ended December 31, 2023, 2024 and 2025.

The Company utilized the Binomial option pricing model to evaluate the fair value of the stock options with reference to the closing price of the Company on the measurement dates.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2025 is as follows:

		Weighted	Weighted	Weighted
		Average	Average	Average	Aggregate
	Number of	Exercise	Remaining	Grant Date	Intrinsic
	Options	Price	Contract Life	Fair Value	Value
Options outstanding on January 1, 2025	567	0.59	0.08	0.55	3
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—
Exercised	—	—	—	—	—
Options outstanding on December 31, 2025	567	0.59	0.08	0.55	3
Options exercisable on December 31, 2025	567	0.59	0.08	0.55	3

Note:All of the Company’s share options have been vested as of December 31, 2024.

The share-based compensation expense related to stock options were nil for the years ended December 31, 2023, 2024 and 2025. The total intrinsic value of options exercised during the years ended December 31, 2023, 2024, and 2025, was $0.1 million, $0.5 million, and nil, respectively.

(b) Non-vested Restricted Share Units

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

A summary of the non-vested RSU activity in 2025 is as follows:

Weighted
Average
	Number of	Grant Date
	RSUs	Fair Value
Non-vested RSUs on January 1, 2025	4,571,052	14.14
Granted	—	—
Vested	(4,571,052)	14.14
Forfeited	—	—
Non-vested RSUs on December 31, 2025	—	—

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The share-based compensation expense related to RSUs of $112.5 million, $73.7 million and $55.8 million were recognized by the Group for the years ended December 31, 2023, 2024 and 2025, respectively. The total fair value of RSUs vested during the years ended December 31, 2023, 2024, and 2025, was $91.7 million, $86.2 million, and $64.6 million, respectively.

As of December 31, 2025, there was nil in total unrecognized compensation cost related to non-vested RSUs.

(c) Subsidiary’s Share Incentive Plan

In September 2022, Xinjiang Daqo adopted its 2022 PRC Incentive Plan. Under the 2022 PRC Incentive Plan, Xinjiang Daqo may grant stock options of Xinjiang Daqo (2022 PRC stock options) to its directors, senior executives and other personnel deemed necessary by the board of directors of Xinjiang Daqo to purchase Xinjiang Daqo’s common stock at the agreed price after meeting the vesting conditions. The total number of stock options granted in 2022 is 23,660,000 shares, which will vest over four years starting from the first date of the 13rd month since the grant date at a rate of 40%, 30% and 30% upon the second, third and fourth anniversary of the grant date. The vesting is subject to both the operational performance of Xinjiang Daqo and the grantees’ personal performance. The management of Xinjiang Daqo assesses the probability to achieve the performance targets at each report dates to determine the recognition of share based compensation.

The Company recorded stock-based compensation expense for 2022 PRC stock options based on the estimated fair value of those stock options on the date of the grant using the Black-Scholes option-pricing model.

The share-based compensation expense related to 2022 PRC stock options of $37.3 million, ($5.7) million and nil were recognized by the Group for the years ended December 31, 2023, 2024 and 2025, respectively.

The assumptions in the Black-Scholes option-pricing models used to determine the fair value of 2022 PRC stock options granted in 2022 were as follows:

2022 PRC stock option
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

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

11. RELATED PARTY TRANSACTIONS AND BALANCES

(a)The relationships between the Group and major related parties are as follows:

Name of the related parties	Relationship
Daqo Group Co., Ltd. (“Daqo Group”)	Daqo Group and the Group are controlled by same group of shareholders
Daqo New Material Co., Ltd. (“Daqo New Material”)	An affiliated company controlled by Daqo Group
Chongqing Daqo Tailai Electric Co., Ltd. (“Chongqing Daqo Tailai”)	An affiliated company controlled by Daqo Group
Nanjing Daqo Transformer Systems Co., Ltd. (“Nanjing Daqo Transformer”)	An affiliated company controlled by Daqo Group
Jiangsu Daqo Changjiang Electric Co., Ltd. (“Jiangsu Daqo”)	An affiliated company controlled by Daqo Group
Nanjing Daqo Electric Co., Ltd. (“Nanjing Daqo Electric”)	An affiliated company controlled by Daqo Group
Zhenjiang Electric Equipment Co., Ltd. (“Zhenjiang Electric”)	An affiliated company controlled by Daqo Group
Zhenjiang Moeller Electric Appliance Co., Ltd.(“Zhenjiang Moeller”)	An affiliated company controlled by Daqo Group
Zhenjiang Daqo Intelligent Electric Co., Ltd (“Zhenjiang Daqo Intelligent”)	An affiliated company controlled by Daqo Group
Nanjiang Daqo Electric Institute Co.,Ltd.(“Electric Institute”)	An affiliated company controlled by Daqo Group
Nanjing Daqo Automation Technology Co.,Ltd.(“Nanjing Daqo Automation”)	An affiliated company controlled by Daqo Group
Zhenjiang Klockner-Moeller Electrical Systems Co., Ltd. (“Zhenjiang Moeller”)	An affiliated company controlled by Daqo Group
Jiangsu Daqo Enclosed Busbar Systems Co.,Ltd.(“Jiangsu Daqo Busbar”)	An affiliated company controlled by Daqo Group
Zhenjiang Daqo Electric Transformer Co., Ltd.(“Zhenjiang Daqo Transformer”)	An affiliated company controlled by Daqo Group
Jiangsu Daqo Changjiang Electric Co., Ltd.(“Changjiang Electric”)	An affiliated company controlled by Daqo Group
Nanjing Yintailai Electric Appliance Co., Ltd.(“Nanjing Yintailai Electric”)	An affiliated company controlled by Daqo Group
Saide Fire Protection Co., Ltd.(“Saide Fire Protection”)	An affiliated company controlled by Daqo Group
Jiangsu Changjiang Hotel Co., Ltd. (“Jiangsu Changjiang Hotel”)	An affiliated company controlled by Daqo Group
Zhenjiang Daqo Modern Agriculture Development Co., Ltd.(“Zhenjiang Daqo Agriculture”)	An affiliated company controlled by Daqo Group
Zhenjiang Daqo Tourism Development Co., Ltd.(“Zhenjiang Daqo Tourism”)	An affiliated company controlled by Daqo Group

(b)Related party balances:

The balances due from related parties–short-term portion are as follows:

	December 31,
	2024	2025
Amounts due from related parties-short term
Zhenjiang Daqo Transformer	$—	$15

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

The balances due from related parties– long-term portion are as follows:

	December 31,
	2024	2025
Amounts due from related parties-long term
Chongqing Daqo Tailai	$—	$2
Jiangsu Daqo	9	—
Nanjing Daqo Electric	391	—
Zhenjiang Moeller	20	—
Zhenjiang Daqo Intelligent	66	—
Others	59	—
Total	$545	$2

The balances due to related parties – short-term portion are as follows:

	December 31,
	2024	2025
Amounts due to related parties – short term portion
Daqo New Material	$4,069	$4,233
Electric Institute	1,193	110
Zhenjiang Electric	42	—
Nanjing Daqo Transformer	614	—
Jiangsu Daqo	435	—
Nanjing Daqo Automation	229	238
Chongqing Daqo Tailai	3,388	—
Daqo Group	—	295
Others	240	257
Total	$10,210	$5,133

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

(c)Related party transactions:

The material transactions with the Group’s related parties were as follows:

		Year Ended December 31,
Name of Related parties	Transaction Nature	2023	2024	2025
Nanjing Daqo Transformer	Purchase-Fixed assets	$23,760	$12,130	$—
	Purchase-Raw material	47	—	—
Chongqing Daqo Tailai	Purchase-Fixed assets	28,252	28,670	—
Jiangsu Daqo Busbar	Purchase-Fixed assets	—	671	—
Jiangsu Daqo	Purchase-Fixed assets	—	7,847	—
Nanjing Daqo Electric	Purchase-Fixed assets	12,526	559	221
	Purchase-Raw material	—	1,372	—
Zhenjiang Electric	Purchase-Fixed assets	1,505	20	—
	Purchase-Raw material	5,017	—	3
	Sales	—	—	77
Zhenjiang Moeller	Purchase-Fixed assets	8,755	630	7
Zhenjiang Daqo Intelligent	Purchase-Fixed assets	4,991	83	8
Electric Institute	Purchase-Fixed assets	7,107	997	—
	Service fee	—	—	65
Nanjing Daqo Automation	Purchase-Fixed assets	2,210	945	—
Nanjing Yintailai Electric	Purchase-Raw material	—	—	4
	Service fee	—	—	3
Saide Fire Protection	Service fee	—	—	192
Jiangsu Changjiang Hotel	Purchase-employee welfare supplies	—	—	82
Zhenjiang Daqo Agriculture	Purchase-employee welfare supplies	—	—	34
Zhenjiang Daqo Tourism	Purchase-employee welfare supplies	—	—	5
Total	Purchase-Fixed assets	$89,106	$52,552	$236
	Purchase-Raw material	5,064	1,372	7
	Service fee	—	—	260
	Purchase-employee welfare supplies	—	—	121
	Sales	—	—	77

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

12. EARNINGS (LOSSES) PER SHARE

The calculation of earnings (losses) per share is as follows:

	Year ended December 31,
	2023	2024	2025
Numerator used in basic and diluted earnings (losses) per share:
Net income (loss) attributable to Daqo New Energy Corp. ordinary shareholders—basic	$429,545	$(345,215)	$(170,514)
Diluted losses from the subsidiary	(237)	—	—
Net income (loss) attributable to Daqo New Energy Corp. ordinary shareholders—diluted	$429,308	$(345,215)	$(170,514)
Denominator used in diluted earnings (losses) per share:
Weighted average number of ordinary shares outstanding used in computing earnings (losses) per share-basic	373,586,004	330,800,038	336,756,038
Plus: Dilutive effects of share options	88,479	—	—
Dilutive effects of RSUs	1,143,193	—	—
Weighted average number of ordinary shares outstanding used in computing earnings (losses) per share—diluted	374,817,676	330,800,038	336,756,038

Basic earnings (losses) per share	$1.15	$(1.04)	$(0.51)

Diluted earnings (losses) per share	$1.15	$(1.04)	$(0.51)

Diluted earnings (losses) per share does not include the following instruments as their inclusion would be antidilutive:

	Year ended December 31,
	2023	2024	2025
Non-vested RSUs	11,406,944	4,571,052	—
Subsidiary’s Share Incentive Plan	799,366	—	—
Total	12,206,310	4,571,052	—

13. COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

As of December 31, 2025, commitments outstanding for the purchases of property, plant and equipment approximated $70.9 million, which will be due subsequent to receipt of the purchases.

(b) Repurchase of ordinary shares

On July 22, 2024, the Company announced a share repurchase program approved by the board of directors to repurchase up to $100 million worth of its own issued and outstanding ordinary shares or American depositary shares (“ADSs”) representing ordinary shares in open-market purchases, in negotiated transactions off the market, in block trades or through other legally permissible means in accordance with applicable United States securities laws from July 22, 2024 to June 30, 2025. During the year ended December 31, 2025, the Company has not yet repurchased any shares under this share repurchase program.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

In April 2025, the Company received a court summons, in which the plaintiffs further reduced the requested amount of compensation from Xinjiang Daqo to RMB742.7 million. The Company received the first instance court’s verdict, which affirmed termination of the business cooperation agreement and ordered Xinjiang Daqo to compensate the plaintiffs for their losses and attorney fees totaling RMB3.30 million, while rejecting the plaintiffs’ claims for consequential damages.

In January 2026, the Company received a court summons, in which the plaintiffs further increased the requested amount of compensation from Xinjiang Daqo to RMB744.9 million. As of the date of this report, the case is under retrial. Based on the content of the case and the actual situation, the results cannot be reasonably estimated, and it is expected that it will not adversely affect the Group’s daily production and operations.

14. SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer, who reviews net income (loss) to make decisions about allocating resources and assessing performance of the Group. The Group’s CODM reviews and utilizes the consolidated results to manage the Group’s operation as a whole and hence, the Company has only one operating and reportable segment - Polysilicon. The CODM assesses performance for the segment by comparing actual versus budget results, and such results are used to decide whether to reinvest profits into the segment or to pay dividends. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items. Although Xinjiang Daqo got listed in the PRC in 2021, considering the PRC listed group generates substantially all the revenues and possesses substantially all the assets of the Group, the Group’s CODM does not change the way he reviews the consolidated results.

Substantially all of the Group’s revenues are derived in the PRC. The Group’s long-lived assets and operations are all located in the PRC and no geographical information is presented.

DAQO NEW ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data or otherwise stated)

15. CONCENTRATION AND RISKS

The following customers individually accounted for 10% or more of revenues:

	Year ended December 31,
	2023	2024	2025
Customer A	$524,554	$221,645	$259,127
Customer B	*	168,167	*
Customer C	524,274	164,356	*
Customer D	*	140,951	*
Customer E	439,067	*	120,388
Customer F	247,834	*	*

*Represents less than 10%

Total sales to the Group’s large customers whose sales constitute over 10% of revenue accounted for approximately 75%, 68% and 57% of revenues for the years ended December 31, 2023, 2024 and 2025, respectively. The Group is substantially dependent upon the continued participation of these customers in order to maintain its revenues. Significant reduction in the Group’s dependence on these customers is likely to take time and there can be no assurance that the Group will succeed in reducing such dependence.

The following suppliers individually accounted for 10% or more of purchases:

	Year ended December 31,
	2023	2024	2025
Supplier A	13%	25%	30%
Supplier B	16%	23%	20%
Supplier C	30%	22%	27%

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

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

DECEMBER 31, 2024 AND 2025

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2024	2025
ASSETS
Current assets:
Cash and cash equivalents	$299,576	$311,244
Total current assets	299,576	311,244
Investments in subsidiaries	4,062,484	4,097,944
TOTAL ASSETS	$4,362,060	$4,409,188

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$868	$2,461
Total current liabilities	868	2,461
Equity:
Ordinary shares ($0.0001 par value 500,000,000 shares authorized as of December 31, 2024 and 2025; 421,521,162 shares issued and 333,759,632 shares outstanding as of December 31, 2024; 426,092,214 shares issued and 338,330,684 shares outstanding as of December 31, 2025)	42	42
Additional paid-in capital	2,408,799	2,464,548
Retained earnings	2,983,173	2,812,659
Accumulated other comprehensive loss	(413,210)	(252,910)
Treasury shares, at cost (87,761,530 shares as of December 31, 2024 and 2025)	(617,612)	(617,612)
Total shareholders’ equity	4,361,192	4,406,727
TOTAL LIABILITIES AND EQUITY	$4,362,060	$4,409,188

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands)

	Year ended December 31,
	2023	2024	2025
Operating expenses:
General and administrative	$(142,232)	$(78,470)	$(60,370)
Total operating expenses	(142,232)	(78,470)	(60,370)
Loss from operations	(142,232)	(78,470)	(60,370)
Interest income, net	3,835	9,766	11,572
Income tax (expense) benefit	(9,020)	88,965	—
Net (loss) income before share of results of subsidiaries	(147,417)	20,261	(48,798)
Equity in earnings (losses) of subsidiaries	576,962	(365,476)	(121,716)
Net income (loss) attributable to Daqo New Energy Corp. ordinary shareholders	$429,545	$(345,215)	$(170,514)

Other comprehensive (loss) income:
Foreign currency translation adjustments, net of tax of nil	(119,511)	(118,750)	160,342
Total other comprehensive (loss) income	(119,511)	(118,750)	160,342
Comprehensive income (loss)	$310,034	$(463,965)	$(10,172)

FINANCIAL STATEMENT SCHEDULE I

DAQO NEW ENERGY CORP.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(U.S. dollars in thousands)

	Year ended December 31,
	2023	2024	2025
OPERATING ACTIVITIES
Net cash provided by operating activities	702,391	85,681	11,668
FINANCING ACTIVITIES
Proceeds from bank borrowings	140,000	—	—
Repayment of bank borrowings	(140,000)	—	—
Proceeds from options exercised	4	57	—
Payments for repurchase of common shares	(485,931)	(5,003)	—
Net cash used in financing activities	(485,927)	(4,946)	—
NET INCREASE IN CASH AND CASH EQUIVALENTS	216,464	80,735	11,668
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	2,377	218,841	299,576
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$218,841	$299,576	$311,244

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

4.

As of December 31, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been disclosed separately in the consolidated financial statements.